Form 10-K, Exhibit 13
period 1993-12-31
BAXTER INTERNATIONAL INC
filed 1994-03-21
CIK 10456

                                                                     EXHIBIT 13

FINANCIAL REVIEW

This discussion and analysis presents the factors that had a material effect on Baxter International Inc.'s ("Baxter" or the "company") results of operations during the three years ended December 31, 1993, and the company's financial position at that date. Trends of a material nature are discussed to the extent known and considered relevant.

     In November 1993, Baxter announced that its board of directors approved a series of strategic actions to improve shareholder value, to extend positions of leadership in health-care markets and to reduce costs. These actions are designed to make the company's domestic medical/laboratory products and distribution segment more efficient and more responsive in addressing the sweeping changes occurring in the U.S. health-care system and accelerate growth of its medical specialties businesses worldwide. The company recorded a $700 million pre-tax provision to cover costs associated with these restructuring initiatives.

   The actions include:

- -    Realigning the company's U.S. sales organization;

- -    Restructuring the distribution organization and investing in new systems to improve manufacturing and distribution efficiencies worldwide;

- -    Seeking to divest diagnostics-products manufacturing businesses and exiting selected non-strategic product lines in other businesses; and

- -    Reducing corporate staff and layers of management to give business units more autonomy.

     These actions are expected to result in a reduction of the company's work force by approximately 7 percent, or 4,500 positions, most of which will occur over the next two to three years.

     The pre-tax restructuring charge of $700 million includes approximately $300 million for non-cash valuation adjustments as a result of the company's decision to close facilities or exit non-strategic businesses and investments. The company expects to spend approximately $400 million in cash related to the restructuring programs described above, with most of that expended over the next two to three years. In return, the company expects to generate annual pre-tax savings of approximately $100 million in 1994, $200 million in 1995, $275 million in 1996, $325 million in 1997 and exceeding $350 million in 1998. Management anticipates that these savings will be partially invested in increased research and development spending and the company's expansion into growing international markets.

RESULTS OF CONTINUING OPERATIONS

Sales from continuing operations of $8.9 billion in 1993 were 5% higher than in 1992. The $8.5 billion sales level in 1992 represented a 9% increase over the $7.8 billion level achieved in 1991. Domestic sales of $6.5 billion in 1993 were 6% higher than 1992. Domestic sales were $6.1 billion in 1992 and $5.7 billion in 1991. Sales in international markets rose approximately 2% to $2,428 million in 1993. International sales were $2,391 million in 1992 and $2,131 million in 1991. International sales growth in local currency was approximately 7% in 1993 and 9% in both 1992 and 1991.

     Despite the impact of health-care reform proposals in the U.S. which are driving significant cost containment measures and consolidations throughout the health-care industry, and with decreased surgical procedures and increased participation in managed care networks, demand for the company's products worldwide remains relatively strong.

     The company received some adverse publicity during 1993 arising from a notice of suspension by the Department of Veteran's Affairs ("DVA"). This suspension stemmed from a dispute between the DVA and Baxter Healthcare Corporation, a subsidiary of Baxter International Inc., over alleged misrepresentations concerning the status of products on its Federal Supply Schedule contracts and from the company's earlier guilty plea to an information charging it with one count of violating the anti-boycott statute of the U.S. Export Administration Act. This suspension was lifted in December,

     NET SALES

     [Graphic Omitted]

     SALES PER EMPLOYEE

     [Graphic Omitted]

1993. As a result of the publicity on the original consent decree, certain customers have decreased their business with the company or publicly expressed their intent to reduce future purchases of the company's products and services. Based on information available to management, such customer actions did not have a material effect on the company's sales and earnings for the year ended December 31, 1993, and are not expected to have a material impact on future sales and earnings.

     Operating income declined from $1,045 million in 1992 to $239 million (2.7% of sales) in 1993 largely as a result of the $700 million restructuring charge mentioned previously. Operating income in 1993, excluding the restructuring charge, decreased 10% to $939 million, compared with $1,045 million in 1992 and $960 million in 1991. Operating income, excluding restructuring charges, as a percent of sales was 10.6% in 1993, 12.3% in 1992 and 12.3% in 1991. The decrease in 1993 operating income, excluding the restructuring charge, is primarily due to lower gross profit margins, negative swings in foreign-exchange rates and costs associated with other downsizing programs. The other downsizing programs cost $53 million and were primarily incurred to combine sales staffs and streamline administrative functions in the company's hospital and diagnostics businesses.

     Operating income as a percent of sales remained flat in 1992 as compared to 1991 as an improved gross profit rate, which was primarily driven by the benefits from the 1990 restructuring program (which concentrated on the elimination of excess manufacturing capacity), was offset by the first-time recognition of the additional costs associated with the new accounting rule covering retiree health benefits. Excluding the effects of this accounting change on continuing operations, operating income for 1992 would have increased 11% over 1991.

     The gross margin rate was 36.3% in 1993, 38.1% in 1992 and 38.0% in 1991. The decline in this rate in 1993 in the U.S. reflects lower prices on certain product lines, a heavier mix of lower-margin distributed and manufactured products and unfavorable manufacturing variances related to the rebalancing of inventories which caused some manufacturing plants to operate at reduced capacity levels. The mix shift towards distributed products is consistent with the company's strategy of being a broad-based distributor of health-care supplies and services in the U.S. The adverse impact of foreign currency exchange rates also reduced the total company gross margin rate by approximately .7% in 1993.

     The company's marketing and administrative expenses were $1,879 million in 1993, $1,798 million in 1992 and $1,648 million in 1991. As a percent of sales, these expenses were 21.2% in both 1993 and 1992 and 21.1% in 1991. Excluding the $53 million in downsizing costs discussed previously, the 1993 percent of marketing and administrative expenses to sales would have been approximately 20.6%.

     Research and development ("R&D") expenses increased 6% to $337 million in 1993. R&D spending rose 10% in 1992. As a percent of self-manufactured product sales R&D expenses were approximately 5.6% in 1993 compared to 5.4% in both 1992 and 1991. The company concentrates its R&D expenditures in potentially high-growth, high-return areas which include biotechnology products and treatments for kidney failure, blood disorders and cardiovascular disease. Baxter's R&D programs are directed at developing new and improved products for both new and emerging markets as well as technological improvements in the company's manufacturing processes. New self-manufactured products introduced to worldwide markets in the last five years comprised approximately 35% of the company's total 1993 self-manufactured sales compared to 34% for 1992.

     Interest expense was $222 million in 1993, $211 million in 1992 and $222 million in 1991. The increase in 1993 was primarily due to higher debt levels offset by lower interest rates. The decrease in 1992 was primarily due to declining interest rates.

     OPERATING INCOME

     [Graphic Omitted]

     MARKETING AND ADMINISTRATIVE EXPENSES

     [Graphic Omitted]

     During 1993, the company incurred significant charges for major litigation settlements and minimum liability exposures, and recorded significant estimated insurance recoveries with respect to those liabilities. The net results of the charges and recoveries are as follows (in millions):


                                              Gross   Estimated         Net
                                         litigation   insurance  litigation
                                             charge  recoveries      charge
- ----------------------------------------------------------------------------
Mammary implant product liabilities            $556        $426        $130
HIV/hemophilia product liabilities              131          83          48
Patent infringement settlement                  105           -         105
Legal fees and other                             47           -          47
- ----------------------------------------------------------------------------
Total                                          $839        $509        $330
- ----------------------------------------------------------------------------

     The provision for mammary implant product liabilities pertains to the company's share of a proposed global settlement of class action litigation. The provision for HIV/hemophilia product liabilities pertains to worldwide litigation and settlement expenses involving anti-hemophilic Factor Concentrate cases for HIV-positive hemophiliacs. The patent infringement settlement pertains to patent litigation with Scripps Research Institute and Rhone-Poulenc Rorer, Inc. relating to certain anti-hemophilic Factor VIII products manufactured and sold prior to January 1, 1993. The provision for legal fees pertains primarily to the product liability litigation. See the accompanying Notes to Consolidated Financial Statements titled "Legal Proceedings" for a more detailed description of these litigation issues.

     Other non-operating expenses were $47 million in 1993, $105 million in 1992 and $80 million in 1991. Other non-operating expenses include approximately $44 million in net gains associated with the disposal of several minor, non-strategic business units and assets as compared to losses of $21 million in 1992 and $6 million in 1991. Also included in other non-operating expenses in 1993 was a provision for $8 million in costs related to Baxter's settlement of anti-boycott investigations under the U.S. Export Administration Act.

     Income (loss) from continuing operations before income taxes was a loss of $330 million in 1993 compared to income of $753 million in 1992 and income of $688 million in 1991. The loss in 1993 primarily results from the $700 million restructuring charge, the $330 million litigation charges and the decline in the gross margin, discussed previously.

     The company recorded an income tax benefit of $62 million in 1993 compared to expense of $192 million in 1992 and $181 million in 1991. The effective tax rate in 1993 was 19% compared to 25% in 1992 and 26% in 1991. The change in the 1993 effective tax rate was primarily due to the tax benefits associated with the restructuring and litigation charges discussed previously, offset by a provision for U.S. taxes on previously unremitted foreign earnings which the company intends to utilize for the cash requirements of its restructuring program. Without these charges, the 1993 effective tax rate would have been approximately 23%. This decrease, as compared to the prior year, is primarily due to the mix of earnings generated in jurisdictions with a lower tax rate and the utilization of tax credits.

     Net earnings (loss) from continuing operations was a net loss of $268 million in 1993 compared to net earnings of $561 million in 1992 and net earnings of $507 million in 1991. Earnings (loss) per common share from continuing operations was a loss of 97 cents in 1993 compared to earnings of $1.99 in 1992 and $1.73 in 1991. The loss in 1993 primarily reflects the provisions for restructuring and litigation charges. The company estimates that earnings per share in 1993, excluding these charges, would have been approximately $1.95. The decline in 1993 earnings per share is primarily due to the factors discussed previously.

DISCONTINUED OPERATIONS

Net earnings from discontinued operations were $45 million in 1992 and $84 million in 1991. Earnings per common share attributable to discontinued operations totaled 16 cents

     R&D EXPENSES

     [Graphic Omitted]

     EARNINGS (LOSS) PER COMMON SHARE
     FROM CONTINUING OPERATIONS

     [Graphic Omitted]
in 1992 and 30 cents in 1991. The lower level of earnings from discontinued operations in 1992 reflects the distribution of Caremark International Inc. to Baxter stockholders as of November 30, 1992, and provisions for costs associated with this distribution. The company's portion of costs incurred to effect the distribution were $18 million (net of $6 million in related income tax benefits).

ADOPTION OF NEW ACCOUNTING STANDARDS

The 1993 benefit for the cumulative effect of adopting FASB Statement No. 109, "Accounting for Income Taxes" was $81 million, or 29 cents per common share. The 1993 charge for the cumulative effect of adopting FASB Statement No. 112, "Accounting for Postemployment Benefits" which requires accrual accounting for postemployment benefits such as disability-related and workers compensation payments was $11 million (net of $7 million in income tax benefits), or 4 cents per common share. The 1992 charge for the cumulative effect of adopting FASB Statement No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" covering the accounting for retiree benefits other than pensions was $165 million (net of $50 million in income tax benefits), or 59 cents per common share.

IMPACT OF INFLATION

In recent years, the company has experienced increases in its labor and material cost base which are influenced, in part, by general inflationary trends. While not directly related to inflationary trends, the company's revenue base, on average, over recent years has been adversely affected by lower average selling prices on certain products as a result of changes in Medicare reimbursement regulations and economic pressures in the hospital marketplace. There is little correlation between general inflation rates directly affecting costs and expenses and the company's pricing levels for products sold to health-care customers. Management expects that these trends will continue.

FINANCIAL CONDITION

Management assesses the company's liquidity in terms of its overall ability to mobilize cash to support ongoing business levels and to fund its growth.

     Cash flow provided by continuing operations (which include working capital components) increased to $765 million in 1993 from a level of $742 million in 1992 and $697 million in 1991. The increase in 1993 compared to 1992 is due to a variety of items including an improvement in the collection of accounts receivable balances. The increase in 1992 compared to 1991 is primarily due to higher earnings. Management believes that the company will generate cash flow sufficient to support normal ongoing business requirements.

     Investment transactions for the three years ended December 31, 1993 are as follows:



(in millions)                                  1993        1992        1991
- ----------------------------------------------------------------------------
Capital expenditures and additions             $605        $640        $592
  to the pool of equipment leased
  or rented to customers
Acquisitions                                    120         125         115
Proceeds from asset dispositions                (70)        (39)        (36)
- ----------------------------------------------------------------------------
Total investment transactions, net             $655        $726        $671
- ----------------------------------------------------------------------------

     Major capital projects funded in 1993 include the expansion of manufacturing capacity for renal products in Puerto Rico and Singapore, a Recombinant Factor VIII manufacturing facility in Thousand Oaks, California for the Biotech group and expenditures for a distribution center in Orange County, New York. The higher level of capital expenditures in 1992 were to fund programs for expansion of distribution centers and manufacturing capacity for blood products. The company expects to spend approximately $600 million in total capital expenditures in 1994.

     The acquisitions summarized in the above table involved no significant change to the company's strategic direction, and were made for the purpose of acquiring technologies,

     CASH FLOW PROVIDED BY CONTINUING OPERATIONS

     [Graphic Omitted]

     CAPITAL EXPENDITURES

     [Graphic Omitted]
broadening product lines or expanding market coverage. The proceeds received from asset dispositions were from the sale or discontinuance of several minor non-strategic or unprofitable business units and investments. The majority of these transactions resulted in the disposition of the company's entire interest in such businesses.

     The company's current assets exceeded current liabilities by $1.5 billion at December 31, 1993 compared to an excess of $1.2 billion at December 31, 1992. This increase reflects increases in cash and equivalents, inventories and short-term deferred income tax assets offset by increases in current liabilities related to the restructuring and litigation costs. Current assets included receivables of $1.7 billion and inventories of $1.8 billion. These assets are convertible into cash over a relatively short period of time and are a source to help the company satisfy normal operating cash requirements. Inventory levels increased from $1,632 million at December 31, 1992 to $1,772 million at December 31, 1993 primarily reflecting the increase in inventories needed to support ValueLink and national brand distribution agreements.

     Short-term and long-term deferred income tax assets and liabilities increased due to the adoption of FASB Statement No. 109 which also required certain reclassifications, and to temporary differences associated with the restructuring and litigation charges accrued during 1993. The company has assessed the need for establishing valuation allowances pertaining to its deferred tax assets with respect to its anticipated future taxable income levels and tax planning strategies. Based on that assessment, the company has provided a valuation allowance for certain state and foreign jurisdictions where there is uncertainty regarding the realization of a portion of the deferred tax assets. Other intangible assets increased in 1993 due to the tax-benefit "gross-up" related to past acquisitions as required by FASB Statement No. 109 and a $20 million increase related to the change in the minimum pension liability.

     The insurance receivable included in other assets in the December 31, 1993 balance sheet is related to amounts expected to be recoverable by the company in connection with the accrual of estimated payments to be made related to the mammary implant and HIV/hemophilia litigation matters. See accompanying Notes to Consolidated Financial Statements titled "Legal Proceedings" for more details.

     To meet its net financing requirements during the two years ended December 31, 1993, the company utilized short-term borrowings as required. For purposes of covenant compliance and rating agency reviews the company's credit arrangements permit it to reduce its debt to capital ratio by a percentage of cash and equivalents. (Also see the accompanying Notes to Consolidated Financial Statements titled "Credit Facilities"). Long-term debt was issued or re-financed when conditions were considered favorable. The results of these activities on the company's capital structure are shown below (in millions):


                                                               December 31,
                                                        1993           1992
- ----------------------------------------------------------------------------
Long-term obligations                                 $2,800         $2,433
Stockholder's equity                                   3,185          3,795
- ----------------------------------------------------------------------------
Long-term debt as a percent of total capital           46.8%          39.1%
- ----------------------------------------------------------------------------

     At December 31, 1993, approximately 70% of the company's net debt was effectively at fixed rates.

     Net debt (after consideration of cash and equivalents) rose approximately $242 million since the start of 1993. A patent litigation settlement of $105 million and $124 million in purchases of the company's common stock to fund benefit plans contributed to this increase. At December 31, 1993, the company's net debt to net capital ratio was approximately 50% compared to 43% at December 31, 1992. This increase was also due to the adverse effect on capital due to the restructuring and litigation provisions discussed previously. The company expects to fund its restructuring and litigation cash needs through cash flow from operations and by repatriation of previously unremitted foreign earnings.

     In 1994 and beyond, the company will have an increased


     TOTAL CAPITAL

     [Graphic Omitted]
focus on improving its cash flows from operations. Management expects that net debt at the end of 1994 will be the same as the 1993 year-end level, before the consideration of net proceeds from divestitures. The company also intends to utilize the net proceeds from the planned divestiture of the diagnostics-products manufacturing and other non-strategic businesses to reduce net debt, and thus, anticipates that its net debt to net capital will decline during 1994, with the goal of reaching the 40% range in the years ahead.

     The company's debt ratings of A3 on senior debt by Moody's, A- by Standard & Poor's and A by Duff & Phelps were reaffirmed by each rating agency after the 1993 restructuring announcement. Standard & Poor's and Duff & Phelps have indicated that continuation of these ratings in the future is dependent on Baxter's successful implementation of the restructuring program announced in November 1993 (discussed previously) and the reduction of its financial leverage which is expected to result from the planned divestiture of its diagnostics-products manufacturing businesses.

     At December 31, 1993, the company could issue up to $300 million in aggregate principal amount of additional senior unsecured debt securities under an effective registration statement filed with the Securities and Exchange Commission.

     The company intends to fund its long-term obligations as they mature by issuing additional debt or through cash flow from operations. The company believes it has lines of credit adequate to support ongoing operational and restructuring requirements. Beyond that, the company believes it has sufficient financial flexibility to attract long-term capital on acceptable terms as may be needed to support its growth objectives.

     The company's board of directors authorized the purchase of common stock to fund various employee-benefit plans and for other corporate purposes. The company purchased 4.5 million shares of common stock for $124 million in 1993, and may purchase up to an additional 11 million shares under this authority. Common stock in treasury increased due to the purchases mentioned above, partially offset by shares issued in connection with employee benefit programs.

     In February 1994, the board of directors declared the dividend on the company's common stock at an annualized rate of $1.00 per share. The company plans to increase future dividends in line with improvements in earnings and cash flow performance.

LITIGATION

See the accompanying Notes to Consolidated Financial Statements titled "Legal Proceedings" for a detailed description of the company's litigation.

     The company has been named as a potentially responsible party for unsettled claims for cleanup costs at 18 hazardous waste sites. The company was a significant contributor to waste disposed on only one of these sites, the Thermo-Chem site in Muskegon, Michigan. The company expects that the total cleanup costs for this site will be between $37 million and $82 million, of which the company's share will be approximately $5 million. This amount has been reserved and reflected in the company's financial statements.

     In all of the other sites, the company was a minor contributor and therefore, does not have information on the total cleanup cost. The company has, however, in most of these cases, been advised by the potentially responsible party of its roughly estimated exposure at these sites, which, in the aggregate, totals approximately $5 million.

     The company is a defendant in a number of other claims, investigations and lawsuits. Based on the advice of counsel, management does not believe that these actions, individually or in the aggregate, will have a material adverse effect on the company's operations or its consolidated financial condition.


DIVIDENDS PER COMMON SHARE

[Graphic Omitted]

REVIEW OF BUSINESS SEGMENTS

In November 1993, the company announced a significant restructuring, and as a result, it redefined the industry segments for which it reports financial results. The new definitions are consistent with the company's strategic direction. The company now reports its operations in two industry segments:
Medical Specialties and Medical/Laboratory Products and Distribution.

MEDICAL SPECIALTIES

The company develops, manufactures and markets on a global basis highly specialized medical products for treating kidney and heart disease and blood disorders and for collecting and processing blood. These products include dialysis equipment and supplies; prosthetic heart valves and cardiac catheters; blood-clotting therapies; and machines and supplies for collecting, separating and storing blood. These products require extensive research and development, and investment in worldwide distribution, marketing, and administrative infrastructure. The company's International Hospital unit, which manufactures and distributes intravenous solutions and other medical products outside the United States, is also included in this segment because it shares facilities, resources and customers with the other medical specialty businesses in several locations worldwide.

     This segment represents approximately one-third of the company's sales and approximately two-thirds of the company's operating income excluding the restructuring charge. International sales comprise two-thirds of the sales in this segment.

NET SALES

Sales of the company's medical specialties products increased 5% to $3,250 million in 1993. The $3,096 million sales level in 1992 was approximately 11% higher than the $2,785 million level achieved in 1991. U.S. sales were $1,108 million in 1993, $1,020 million in 1992 and $932 million in 1991. International sales were $2,142 million in 1993, $2,076 million in 1992 and $1,853 million in 1991. Sales growth in all periods is generally attributable to normal market growth, new product introductions and increased market penetration in selected areas. Foreign exchange fluctuations negatively affected sales growth in 1993 and positively contributed to sales increases in 1991 and 1992. International sales of this segment's products, excluding the effects of foreign currency values, increased 8% in 1993 and 10% in 1992. Sales trends for the medical specialty segment are outlined below (in millions):


Unit                                1993           1992           1991
- ------------------------------------------------------------------------
Renal                             $1,061         $  978         $  857
Biotech                              849            805            719
Cardiovascular                       562            540            504
International Hospital               778            773            705
- ------------------------------------------------------------------------
Total                             $3,250         $3,096         $2,785
- ------------------------------------------------------------------------

     Worldwide sales of renal products and services were strong over the past three years, reflecting a growing patient base and increased acceptance of peritoneal dialysis ("PD") therapy. Sales penetration of PD products was especially strong in international markets, where many national governments recognize the therapy's low start-up and operating costs relative to traditional hemodialysis. Sales of the company's UltraBag-TM- system, designed to reduce the incidence of infection and improve convenience for the patient, contributed to increased sales in Europe in 1992 and 1993 and in the U.S. and Japan in 1993. The company will launch its HomeChoice-TM- Automated PD System in North America, Japan and Europe in early 1994. The system simplifies the PD process and may yield 20% to 30% more dialysis in a given amount of time.

     The company experienced strong demand domestically for its therapeutic blood products, especially in the U.S.


MEDICAL SPECIALTIES NET SALES

[Graphic Omitted]

Recombinante-TM- Anti-hemophilic Factor (Recombinant) was launched in the U.S. early in 1993. The product was recommended by the European Community's Committee for Proprietary Medicinal Products for approval for market and sales in the European Community in May, 1993 and has received technical and reimbursement approval in several countries. The product is a genetically engineered blood-clotting factor for people with hemophilia, an inherited blood disorder.

     The market for the company's blood-collection products slowed in 1993, as the number of whole-blood-collections declined in the U.S. and in Europe. Sales of manual collection products were flat. The demand for automated blood collections was strong in 1993, 1992 and 1991, as the company's automated CS-3000-R-, blood cell separator machines and its Autopheresis-C-R-, plateletpheresis system grew at double-digit levels.

     Sales growth of the company's cardiovascular products moderated in 1993, primarily due to the reduced level of hospital activity in the United States. Sales growth outside the United States remained strong. The company continued to experience particularly strong demand for its Carpentier-Edwards-R-Pericardial tissue valves. The company also received U.S. Food and Drug Administration approval for its Vigilance-R- Continuous Cardiac
Output/SvO2 monitor in late 1993. This represents the first technology ever to provide continuously, rather than intermittently, the very desirable combination of data about cardiac output and venous oxygen-saturation and is expected to strengthen the company's position in the specialty cardiac-monitoring market. The company is expanding its growing position in Latin America with the 1994 acquisition of Macchi Engenharia Biomedica Ltda. Macchi is a Brazilian-based manufacturer and marketer of oxygenators and other cardiovascular products used in open-heart surgery.

     Sales of the company's hospital products in international markets increased modestly in 1993 due to weakening of foreign currencies. Additionally, the company's sales in Canada slowed as hospital cost containment in that country put downward pressure on the consumption of health-care products and services. Sales of specialty IV products, including infusion pumps, were strong as the company broadened its base product offering to international markets. Unit demand for the company's products continued to increase.

OPERATING INCOME

Operating income was $543 million (16.7% of sales) in 1993, $606 million in 1992 and $535 million in 1991. Operating income in 1993 includes a restructuring charge of $100 million (approximately $42 non-cash) to rationalize manufacturing capacity in the U.S. and Canada, consolidate distribution facilities in Europe and streamline administrative efficiency in several countries. As a percent of sales, operating income was 19.8% in 1993 (excluding restructuring program charges), 19.6% in 1992 and 19.2% in 1991.

     Excluding the restructuring program charges, operating income increased as a result of lower manufacturing costs, improved expense control and improved pricing in selected product lines offset by the adverse impact of foreign currency rates.

     Operating income in 1992 increased as the company benefited from plant rationalization, reductions in administrative staff, sales-force realignments and a shift in product sourcing to lower-cost manufacturing sites. The company's European operations were especially strong across all product areas, reflecting the benefits of the company's realignment of its sales and marketing organization for each business on a Pan-European basis. In 1992, the increase in operating income was partially offset by the first-time recognition of the additional cost associated with a new accounting rule covering retiree health-care benefits and expanded investments in marketing programs for cardiovascular products.

   Significant R&D investments were made in 1993 for prod-

MEDICAL SPECIALTIES OPERATING INCOME

[Graphic Omitted]
ucts to treat kidney and heart disease and blood disorders and to collect and process blood. The company implanted its Novacor-R-, wearable left-ventricular assist system ("LVAS") in 33 recipients in the U.S. and Europe during 1993. The electrically powered LVAS acts as a "bridge" to a heart transplant while patients await suitable donors. Baxter began clinical trials of its hemoglobin-based blood substitute on victims of hemorrhagic shock in the U.S. and in Europe in 1993. The blood substitute is designed to carry oxygen throughout the body of a patient who has lost a large amount of blood because of an accident or some other cause. In 1993, the company successfully completed a multi-center phase I/II clinical trial for anti-CD45, a drug that is being studied as a preventative for acute organ rejection following organ transplantation. The study involved patients in the United Kingdom who were undergoing kidney transplants. The company is collaborating with Cantab Pharmaceuticals, plc. to develop and market the drug. R&D expenses increased 11% in 1993 as compared with 15% in 1992. The company spent 8.3% of this segment's self-manufactured product sales on R&D for this segment in 1993, 7.9% in 1992 and 7.6% in 1991.

CAPITAL EXPENDITURES

Capital expenditures, including additions to the pool of equipment leased or rented to customers for the medical specialties segment were $266 million in 1993, $259 million in 1992 and $195 million in 1991. Major capital investments in 1993 were made for the expansion of manufacturing capacity for renal products in Puerto Rico and Singapore and a manufacturing facility in Thousand Oaks, California for recombinant blood-therapy products. In 1994, the company expects to spend approximately $350 million in capital expenditures for the medical specialties segment. The 32% expected increase is due to the completion of the renal plant expansion in Singapore and the completion of a plant to manufacture disposable products used in the automated collection of blood components in Puerto Rico.

MEDICAL/LABORATORY PRODUCTS AND DISTRIBUTION

Baxter manufactures medical and laboratory supplies and equipment, including intravenous fluids and pumps, diagnostic-testing equipment and reagents, surgical instruments and procedure kits, and a range of disposable and reusable medical products. These self-manufactured products, as well as a significant volume of third party manufactured medical and laboratory products, are primarily distributed throughout the company's extensive distribution system to U.S. hospitals, alternate-site care facilities, medical laboratories, and industrial and educational facilities.

NET SALES

Sales of the company's medical/laboratory products and distribution segment increased 5% to $5,629 million in 1993. The $5,375 million sales level in 1992 was 7% higher than the $5,014 million level achieved in 1991. Sales growth in all periods reflects market growth and increased market penetration. Additionally, in 1991 and 1992, sales growth was aided by more favorable product pricing in selected areas. U.S. sales were $5,343 million in 1993, $5,060 million in 1992 and $4,736 million in 1991. Sales in international markets were $286 million in 1993, $315 million in 1992 and $278 million in 1991.

     Demand for many of the company's medical/laboratory products and distribution services depends on hospital utilization, as measured by surgical procedures and adjusted patient days (a measure of both hospital inpatient days and outpatient visits). The rate of growth of surgical procedures overall, including hospital-based inpatient and outpatient activity, has slowed. In addition, adjusted patient days have declined. The growth in outpatient surgical activity continues to outpace the growth in inpatient procedures. Demand for the company's products sold to industrial and educational facilities is in part influenced by the strength of the U.S. economy.

     There is fundamental change occurring in the U.S. health-

MEDICAL SPECIALTIES R&D EXPENSES

[Graphic Omitted]

MEDICAL SPECIALTIES CAPITAL EXPENDITURES

[Graphic Omitted]
care system and significant change occurring in the company's marketplace. Competition among all health-care providers is becoming much more intense as they attempt to gain patients on the basis of quality, service and price. Each is under pressure to decrease the total cost of health-care delivery, and therefore, are looking for ways to reduce materials handling costs, decrease supply utilization, increase product standardization per procedure, and control closely capital expenditures. There has been increased consolidation in the company's customer base and by its competitors and these trends are expected to continue. In recent years, the company's overall price increases have been below the Consumer Price Index, and these industry trends may inhibit the company's ability to increase its supply prices in the future. In response to the significant changes occurring in the company's marketplace, the company's board of directors approved a series of strategic actions designed to make the company's domestic hospital supply operations more efficient and responsive in addressing the sweeping changes occurring in the U.S. health-care system. These actions include realigning the company's U.S. sales organization, consolidating the hospital and laboratory distribution organizations, and divesting its diagnostics products manufacturing business. The company intends to continue the distribution of diagnostic products in the U.S.

     The company is focused on helping to drive down health-care costs while maintaining and improving quality of care. In addition to the company's Corporate Program, the unique services outlined below describe some of the company's efforts toward helping customers reduce overall health-care delivery costs.

     By providing cost-effective products and logistical support services, the company strives to help hospitals maintain a strategic edge in an increasingly competitive marketplace without sacrificing the quality of patient care. The company's Corporate Program provides over 2,000 hospitals and multihospital systems with a single point of contact for all products, services and proprietary value-added programs. Such programs, include Baxter Corporate Consulting ("BCC") and the Access-TM- program. In 1993, sales to all customers under the Baxter Corporate Program grew to $2.7 billion. Sales to these customers increased 9% over 1992. Other programs of strategic value to customers in today's cost containment environment include ValueLink-R- services, the Quality Enhanced Distribution ("QED") services program and the Procedure-Based Delivery System-TM- ("PBDS"). All of these programs are discussed below.

     BCC provides a range of programs and services to assist hospitals in reducing costs while increasing the quality of care. In every case, continuous quality-improvement techniques are used and services are customized to satisfy individual customer needs. On average, BCC has identified $813,000 of financial savings per customer engagement. And, in 1993, the company's sales to customers who use its consulting service increased over 10%, more than three times the growth to non-Corporate Program customers.

     The Access program brings additional resources to Baxter's corporate customer to address specific health-care issues that lie outside Baxter's product and service offerings. As of December 31, 1993, over 1,000 corporate customers were taking advantage of these Access programs.

     Five years ago, Baxter developed the ValueLink services program, a hospital-logistics management service designed to improve supply-chain quality and create total inventory system economies. ValueLink services are designed to permit hospitals to dramatically reduce inventories and related warehousing costs for medical-surgical supplies, relying on Baxter for frequent, standardized deliveries and improved service levels. As of December 31, 1993, 53 hospitals across the United States, averaging 450 to 500 beds per hospital, were participating in Baxter's ValueLink program as compared to 30 hospitals in 1992 and 22 hospitals in 1991.

     The Quality Enhanced Distribution services program, started in late 1991, reduces the time it takes for a hospital to

MEDICAL/LABORATORY PRODUCTS NET SALES

[Graphic Omitted]
receive and store supplies and to process accounts payable. As a result, many of the company's hospital customers have been able to reduce, by as much as 90%, the amount of labor associated with the receipt and storage of medical and laboratory supplies. At the end of 1993, Baxter had 724 QED initiatives serving U.S. hospitals versus 536 in 1992 and 117 in 1991.

     While cost pressures on U.S. hospitals have increased interest in programs like ValueLink and QED, the revolutionary changes in the way hospitals are likely to be reimbursed in the new health-care environment led the company to pilot even bolder programs during 1993 to help its customers take costs out of their system. A natural next step from helping hospitals manage logistics costs is helping them manage supply utilization. While the goal of these "managed-cost" initiatives is to reduce customers' total supply costs, the company also benefits by earning a larger share of the business that remains. A primary building block of these programs is the Procedure-Based Delivery System-TM-, in which Baxter assembles both sterile and non-sterile supplies into individual kits for surgical and obstetrical procedures that are delivered "just-in-time" in ready-to-use fashion, saving the hospital inventory costs and labor-handling costs.

     In January, 1993 the company signed a distribution agreement with Johnson and Johnson Medical, Inc. ("JJMI") allowing Baxter to distribute all products manufactured by JJMI and the fracture-management product line of Johnson Orthopaedics, Inc. Additionally, in 1993, the company began to distribute a variety of products from 3M Health Care through its regular channels. Previously the company distributed 3M's products only through certain ValueLink accounts. The company also signed hospital-specific distribution agreements with U.S. Surgical for disposable products used in laparoscopic surgery. These arrangements are consistent with the company's goal of serving as a preferred distributor for products manufactured outside the company and contributed to the strong increase in the company's medical products purchased for resale.

     Sales of products purchased for resale, which represented 43% of the company's sales of its medical/laboratory products and distribution segment, increased 9% in 1993. In 1992, sales of these products represented 41% of the segment's sales; these sales increased 6% in 1992 over 1991. Sales of the company's self-manufactured products increased more than 1% in 1993 and increased 8% in 1992. These products were negatively affected by overall cost-containment pressures on the company from customers and by lower demand for some of the company's products.

     Baxter anticipates hospital, laboratory and alternate-site care supply markets will continue to grow. Baxter expects to grow its sales faster than these markets and therefore gain market share. The company expects to capitalize on its unique broad offering of products and value-added services including its ValueLink, QED, Access, BCC, Corporate Program and PBDS managed-cost initiatives described above. The primary focus of the company's services is to help its customers reduce the cost of delivering quality health care. By doing so, the company expects to further penetrate its corporate accounts and enroll more customers in its ValueLink and QED programs.

OPERATING INCOME (LOSS)

There was an operating loss in 1993 of $132 million compared to operating income of $551 million in 1992 and $539 million in 1991. The loss in 1993 reflects restructuring charges of $550 million ($231 non-cash) designed to make the company's domestic hospital-supply operations more efficient and more responsive in addressing the sweeping changes occurring in the U.S. health-care system. Operating income as a percent of sales was 7.4% in 1993 (excluding restructuring program charges), 10.3% in 1992 and 10.7% in 1991.

     Operating income in 1993 decreased, excluding restructuring program costs, as a result of a lower sales growth


MEDICAL/LABORATORY PRODUCTS NET SALES

[Graphic Omitted]
of the company's manufactured products and higher sales of the company's distributed products, the impact of an inventory reduction program that caused some manufacturing plants to operate at reduced capacity utilization levels and the company's inability to recover raw material and other cost increases through product pricing, and downsizing costs discussed previously. In 1992, operating income increased in most major product areas due to manufacturing efficiencies associated with the company's 1990 restructuring program and modestly higher pricing on selected products. Similar trends were experienced in 1991.

     The lower cost of manufacturing due to plant closures contributed to the company's increased operating income in 1992 and 1991. In addition, the company benefited from initiatives implemented during its 1990 restructuring program, including several administrative consolidations in its customer service, purchasing and field finance operations which created significant operating expense savings during that time.

     In 1992, operating income was adversely affected by the first-time recognition of the additional cost associated with a new accounting rule covering retiree health-care benefits. Additionally, expense levels increased slightly as the company broadened its logistical service offering to hospitals and invested in new programs to improve market penetration and operating efficiency.

CAPITAL EXPENDITURES

Capital expenditures, including additions to the pool of equipment leased or rented to customers, for the segment were $300 million in 1993, $365 million in 1992 and $363 million in 1991. Baxter expects to further automate existing distribution functions and consolidate less efficient manufacturing facilities. In 1993, the company opened a new highly automated facility in Waukegan, Illinois designed especially to meet customer requirements. It opened a similar facility in Ontario, California in 1991. Baxter plans to open one additional such facility in Orange County, New York in 1994. As a result of these new centers, smaller facilities in the region will be closed. The company plans to increase its investments in logistics and information technology to enhance its level of customer support. The company expects to spend approximately $250 million in capital expenditures in 1994. The decline in expenditures is due to the completion of the company's investments in very large, strategically located distribution centers.

MEDICAL/LABORATORY PRODUCTS OPERATING INCOME

[Graphic Omitted]

MEDICAL/LABORATORY PRODUCTS CAPITAL EXPENDITURES

[Graphic Omitted]

MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING

The consolidated balance sheets of Baxter International Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1993, have been prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and include some amounts that are based upon management's best estimates and judgments. The financial information contained elsewhere in this annual report is consistent with that contained in the financial statements.

     Management is responsible for establishing and maintaining a system of internal control designed to provide reasonable assurance as to the integrity and reliability of financial reporting. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived therefrom.

     Management believes that the foundation of an appropriate system of internal control is a strong ethical company culture and climate. To this end the Corporate Responsibility office was created in 1993 to recommend to the Public Policy Committee of the Board of Directors, revisions to the company's existing ethics and compliance policies, and to direct the implementation of and compliance with the company's ethics and compliance policies and procedures. The Corporate Responsibility office monitors compliance through audit programs and the requirement for annual representations by senior managers. Additionally, a professional staff of corporate auditors reviews the related internal control system design, the accounting policies and procedures supporting this system and compliance therewith. The results of these reviews are reported annually to the Public Policy and Audit Committees.

     Independent certified public accountants perform audits, in accordance with generally accepted auditing standards, which include a review of the system of internal controls and result in assurance that the financial statements are, in all material respects, fairly presented.

     The board of directors, through its audit committee composed solely of non-employee directors, is responsible for overseeing the integrity and reliability of the company's accounting and financial reporting practices and the effectiveness of its system of internal controls. The independent certified public accountants and corporate auditors meet regularly with, and have access to, this committee, with and without management present, to discuss the results of the audit work.

     Management assessed the company's system of internal control as of December 31, 1993, in relation to criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, it is management's opinion that, as of December 31, 1993, the company maintained an effective system of internal controls over the preparation of its published interim and annual financial statements.

/s/ Vernon R. Loucks Jr.
- ------------------------
Vernon R. Loucks Jr.
Chairman and
Chief Executive Officer

/s/ Harry M. Jansen Kramer, Jr.
- -------------------------------
Harry M. Jansen Kramer, Jr.
Senior Vice President
and Chief Financial Officer

/s/Brian P. Anderson
- --------------------
Brian P. Anderson
Controller

REPORT OF INDEPENDENT ACCOUNTANTS

BOARD OF DIRECTORS AND STOCKHOLDERS
BAXTER INTERNATIONAL INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Baxter International Inc. (the company) and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Effective January 1, 1993, as discussed in the Income Taxes Note, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and as discussed in the Retirement and Other Benefit Programs Note, the company also adopted Statement No. 112, "Employers Accounting for Postemployment Benefits." Additionally, as discussed in the Retirement and Other Benefit Programs Note, effective January 1, 1992, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."




PRICE WATERHOUSE
Chicago, Illinois
February 10, 1994

CONSOLIDATED BALANCE SHEETS



December 31 (in millions, except shares)                                                                  1993           1992
- -------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS           Cash and equivalents                                                          $   479         $   32
                         Accounts receivable, net of allowance for
                              doubtful accounts of $32 in 1993 and $29 in 1992                           1,594          1,572
                         Notes and other current receivables                                                82             95
                         Inventories                                                                     1,772          1,632
                         Short-term deferred income taxes                                                  341            132
                         Prepaid expenses                                                                  154            126
                         ------------------------------------------------------------------------------------------------------
                         TOTAL CURRENT ASSETS                                                            4,422          3,589
- -------------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET                                                                       2,655          2,647
- -------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS             Goodwill and other intangibles                                                  2,490          2,488
                         Non-current receivables                                                           180            158
                         Insurance receivables                                                             509             --
                         Investment in affiliates                                                          180            195
                         Other                                                                             109             78
                         ------------------------------------------------------------------------------------------------------
                         TOTAL OTHER ASSETS                                                              3,468          2,919
                         ------------------------------------------------------------------------------------------------------
                         TOTAL ASSETS                                                                  $10,545         $9,155
- -------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES      Notes payable to banks                                                           $271           $351
                         Current maturities of long-term debt and lease obligations                        551            149
                         Accounts payable and accrued liabilities                                        1,783          1,479
                         Income taxes payable                                                              328            389
                         ------------------------------------------------------------------------------------------------------
                         TOTAL CURRENT LIABILITIES                                                       2,933          2,368
- -------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT AND LEASE OBLIGATIONS                                                                     2,800          2,433
- -------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEFERRED INCOME TAXES                                                                            201            174
- -------------------------------------------------------------------------------------------------------------------------------
LONG-TERM LITIGATION LIABILITIES                                                                           674             --
- -------------------------------------------------------------------------------------------------------------------------------
OTHER NON-CURRENT LIABILITIES                                                                              752            385
- -------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY     Common stock, $1 par value, authorized 350,000,000 shares,
                              issued 287,701,247 shares in 1993 and 1992                                   288            288
                         Additional contributed capital                                                  1,883          1,889
                         Retained earnings                                                               1,452          1,928
                         Common stock in treasury, at cost, 11,187,278 shares in 1993
                              and 8,367,792 shares in 1992                                                (350)          (281)
                         Cumulative foreign currency adjustment                                            (88)           (29)
                         ------------------------------------------------------------------------------------------------------
                         TOTAL STOCKHOLDERS' EQUITY                                                      3,185          3,795
                         ------------------------------------------------------------------------------------------------------
                         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $10,545         $9,155
- -------------------------------------------------------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENT OF INCOME


Year ended December 31 (in millions, except per share data)                                1993           1992           1991
- -----------------------------------------------------------------------------------------------------------------------------
OPERATIONS               Net Sales                                                       $8,879         $8,471         $7,799
                         Operating costs and expenses
                              Cost of goods sold                                          5,657          5,244          4,836
                              Marketing and administrative expenses                       1,879          1,798          1,648
                              Research and development expenses                             337            317            288
                              Goodwill amortization                                          67             67             67
                              Restructuring charge                                          700             --             --
                         ------------------------------------------------------------------------------------------------------
                              Total operating costs and expenses                          8,640          7,426          6,839
                         ------------------------------------------------------------------------------------------------------
                         Operating income                                                   239          1,045            960
                         Non-operating expenses (income)
                              Interest expense                                              222            211            222
                              Interest income                                               (30)           (24)           (30)
                              Litigation                                                    330             --             --
                              Other                                                          47            105             80
                         ------------------------------------------------------------------------------------------------------
                         Total non-operating expenses                                       569            292            272
                         ------------------------------------------------------------------------------------------------------
                         Income (loss) from continuing operations before income
                              taxes and cumulative effect of accounting changes            (330)           753            688
                         Income tax expense (benefit)                                       (62)           192            181
                         ------------------------------------------------------------------------------------------------------
                         Income (loss) from continuing operations before
                              cumulative effect of accounting changes                      (268)           561            507
                         Discontinued operations
                              Income from discontinued operations net of
                                   applicable income taxes of $31 and $32 for
                                   1992 and 1991, respectively                               --             63             84
                              Costs associated with effecting the business discontinuance
                                   net of income tax benefit of $6 for 1992                  --            (18)            --
                         ------------------------------------------------------------------------------------------------------
                         Total discontinued operations                                       --             45             84
                         ------------------------------------------------------------------------------------------------------
                         Income (loss) before cumulative effect of
                              accounting changes                                           (268)           606            591
                         Cumulative effect of change in accounting for:
                              Income taxes                                                   81             --             --
                              Other postemployment/postretirement
                                   benefits net of income tax benefits of $7
                                   and $50 for 1993 and 1992, respectively                  (11)          (165)            --
                         ------------------------------------------------------------------------------------------------------
                         Net income (loss)                                                ($198)          $441           $591
- -------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA           Earnings (loss) per common share
                              Continuing operations                                      $(0.97)         $1.99          $1.73
                              Discontinued operations
                                   Income from discontinued operations                       --           0.22           0.30
                                   Costs associated with effecting the
                                        business discontinuance                              --          (0.06)            --
                         ------------------------------------------------------------------------------------------------------
                              Total discontinued operations                                  --           0.16           0.30
                         ------------------------------------------------------------------------------------------------------
                              Cumulative effect of change in accounting for:
                                   Income taxes                                            0.29             --             --
                                   Other postemployment/postretirement benefits           (0.04)         (0.59)            --
                         ------------------------------------------------------------------------------------------------------
                              Net income (loss)                                          $(0.72)         $1.56          $2.03
                         ------------------------------------------------------------------------------------------------------
                         Average number of common shares
                              and equivalents outstanding                                   277            279            280
- -------------------------------------------------------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31 (in millions) (Brackets denote cash outflows)                       1993           1992           1991
- -------------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED        Income (loss) from continuing operations                      $  (268)        $  561         $  507
BY CONTINUING OPERATIONS  Adjustments
                              Depreciation and amortization                                 494            447            411
                              Deferred income taxes                                        (172)            32             78
                              Asset dispositions, net (pre-tax)                             (44)            21              6
                              Provision for restructuring and litigation charges            925             --             --
                              Minority and equity interests, net of distributions            27             35             26
                              Other                                                          24             13              6
                          Changes in balance sheet items
                              Accounts receivable                                           (42)          (171)          (168)
                              Inventories                                                  (167)          (139)           (66)
                              Accounts payable and accrued liabilities                       61             63            111
                              Income taxes payable                                            4            (14)             9
                              Restructuring program payments                                (29)           (63)          (158)
                              Other                                                         (48)           (43)           (65)
                          ------------------------------------------------------------------------------------------------------
                          CASH FLOW PROVIDED BY CONTINUING OPERATIONS                       765            742            697
- -------------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED BY DISCONTINUED OPERATIONS                                                --             21             13
- -------------------------------------------------------------------------------------------------------------------------------
INVESTMENT TRANSACTIONS   Capital expenditures                                             (516)          (537)          (503)
                          Additions to the pool of equipment leased or
                              rented to customers                                           (89)          (103)           (89)
                          Acquisitions (net of cash received) and
                              investments in affiliates                                    (120)          (125)          (115)
                          Proceeds from asset dispositions                                   70             39             36
                          ------------------------------------------------------------------------------------------------------
                          INVESTMENT TRANSACTIONS, NET                                     (655)          (726)          (671)
- -------------------------------------------------------------------------------------------------------------------------------
FINANCING TRANSACTIONS    Issuances of debt and lease obligations                         2,437          3,203          1,374
                          Redemption of debt and lease obligations                       (2,021)        (2,684)        (1,122)
                          Increase (decrease) in debt with maturities of
                              three months or less                                          274           (215)           249
                          Redemption of preferred stock                                      --           (337)            --
                          Common stock cash dividends                                      (278)          (240)          (208)
                          Preferred stock cash dividend                                      --             (5)           (23)
                          Stock issued under employee benefit plans                          52             85             81
                          Purchase of treasury stock                                       (124)          (123)          (109)
                          ------------------------------------------------------------------------------------------------------
                          FINANCING TRANSACTIONS, NET                                       340           (316)           242
- -------------------------------------------------------------------------------------------------------------------------------
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS                              (3)            12              1
- -------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                                 447           (267)           282
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                                    32            299             17
- -------------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                        $479            $32           $299
- -------------------------------------------------------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


Year ended December 31 (in millions)                                                       1993           1992           1991
- --------------------------------------------------------------------------------------------------------------------------------
ADJUSTABLE RATE           Balance, beginning of year                                        $--           $339           $339
PREFERRED STOCK           Redemption of preferred stock                                      --           (339)            --
                          ------------------------------------------------------------------------------------------------------
                          Balance, end of year                                               --             --            339
- -------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK              Balance, beginning of year                                        288            288            285
                          Stock issued under employee benefit plans                          --             --              3
                          ------------------------------------------------------------------------------------------------------
                          Balance, end of year                                              288            288            288
- -------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL                Balance, beginning of year                                      1,889          1,859          1,799
CONTRIBUTED CAPITAL       Stock issued under employee benefit plans                          (6)            30             60
                          ------------------------------------------------------------------------------------------------------
                          Balance, end of year                                            1,883          1,889          1,859
- -------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS         Balance, beginning of year                                      1,928          2,083          1,723
                          Net income (loss)                                                (198)           441            591
                          Common stock cash dividends                                      (278)          (240)          (208)
                          Preferred stock cash dividends                                     --             (5)           (23)
                          Stock dividend of Caremark International Inc.                      --           (351)            --
                          ------------------------------------------------------------------------------------------------------
                          Balance, end of year                                            1,452          1,928          2,083
- -------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK              Balance, beginning of year                                       (281)          (234)          (130)
IN TREASURY               Purchases                                                        (124)          (123)          (109)
                          Stock issued under employee benefit plans                          55             76              5
                          ------------------------------------------------------------------------------------------------------
                          Balance, end of year                                             (350)          (281)          (234)
- -------------------------------------------------------------------------------------------------------------------------------
CUMULATIVE FOREIGN        Balance, beginning of year                                        (29)            38             76
CURRENCY ADJUSTMENT       Currency fluctuations                                             (59)           (67)           (38)
                          ------------------------------------------------------------------------------------------------------
                          Balance, end of year                                              (88)           (29)            38
- --------------------------------------------------------------------------------------------------------------------------------
                          TOTAL STOCKHOLDERS' EQUITY                                     $3,185         $3,795         $4,373
- -------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the consolidated financial statements. These policies are in conformity with generally accepted accounting principles and have been applied consistently in all material respects.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Baxter International Inc. and its majority-owned subsidiaries ("Baxter" or the "company"). Operations outside the United States and its territories are included in the consolidated financial statements on the basis of fiscal years ending November 30.

CASH AND EQUIVALENTS

Cash and equivalents include cash, cash investments and marketable securities with a maturity of three months or less.

   Cash payments for interest were $217 million in 1993, $193 million in 1992 and $201 million in 1991. Cash payments made by Baxter for income taxes related to continuing operations in 1993, 1992 and 1991 were $79, $157 and $67 million, respectively.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out method) or market. Market for raw materials is based on replacement costs and for other inventory classifications on net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

   Inventories consisted of the following at December 31 (in millions):

                              1993           1992
- -------------------------------------------------
Raw materials               $  238         $  240
Work in process                221            201
Finished products            1,313          1,191
- -------------------------------------------------
Total inventories           $1,772         $1,632
- -------------------------------------------------
- -------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation and amortization are provided for financial reporting purposes principally on the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, over the terms of the related facility leases, if shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes.

   Property, plant and equipment consisted of the following at December 31 (in millions):

                                             1993           1992
- ----------------------------------------------------------------
Land                                        $  203        $  195
Buildings and leasehold improvements         1,051           976
Machinery and equipment                      2,508         2,298
Equipment leased or rented to customers        390           343
Construction in progress                       339           397
- ----------------------------------------------------------------
Total property, plant and equipment,at cost  4,491         4,209
Accumulated depreciation and amortization   (1,836)       (1,562)
- ----------------------------------------------------------------
Net property, plant and equipment           $2,655        $2,647
- ----------------------------------------------------------------
- ----------------------------------------------------------------

Interest costs capitalized to property, plant and equipment were $10 million in 1993, $10 million in 1992 and $9 million in 1991.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over estimated useful lives not exceeding 40 years. Based upon management's assessment of the future cash flows of acquired businesses, the carrying value of goodwill at December 31, 1993 has not been impaired. As of December 31, 1993 and 1992, goodwill was $2,098 million and $2,167 million, respectively, net of accumulated amortization of $538 million and $471 million, respectively.

   Other intangible assets include purchased patents, trademarks, deferred charges and other identified rights which are amortized on a straight-line basis over their legal or estimated useful lives, whichever is shorter (generally not exceeding 17 years). As of December 31, 1993 and 1992, other intangibles were $392 million and $321 million, respectively, net of accumulated amortization of $226 million and $183 million, respectively.

INCOME TAXES

Effective January 1, 1993, the company adopted Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes." Under this standard, deferred income taxes reflect the impact of temporary differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. Deferred income tax accounts are adjusted to reflect changes in tax rates made from time to time by taxing authorities in the jurisdiction in which the company operates.

EARNINGS PER SHARE

Earnings per share of common stock are computed by dividing the net income available for common stock by the weighted average number of common shares outstanding during the period.



RECLASSIFICATIONS

Certain immaterial reclassifications have been made to conform the 1992 and 1991 financial statements to the 1993 presentation.

RESTRUCTURING CHARGE

In November 1993, the company announced that its board of directors approved a series of strategic actions to improve shareholder value, to extend positions of leadership in health-care markets and to reduce costs. These actions are designed to make the company's domestic medical/laboratory products and distribution segment more efficient and more responsive in addressing the sweeping economic changes occurring in the U.S. health-care system and accelerate growth of its medical specialties businesses worldwide. The company recorded a $700 million pre-tax provision to cover costs associated with these restructuring initiatives.

ACQUISITIONS, INVESTMENTS IN AFFILIATES, DIVESTITURES AND
DISCONTINUED OPERATIONS

The company invested $52 million in 1993, $41 million in 1992 and $7 million in 1991 for acquisitions accounted for as purchase transactions. Had these acquisitions taken place on January 1, consolidated results in the year of acquisition would not have been materially different from reported results. These acquisitions involved no significant change to the company's strategic direction. They were made to acquire technologies, broaden product lines and expand market coverage. The company also invested $52 million in 1993, $72 million in 1992 and $77 million in 1991 in affiliated companies. Additionally, the company paid previously recorded acquisition-related liabilities associated with the 1985 acquisition of American Hospital Supply Corporation ("American") of $16 million in 1993, $12 million in 1992 and $31 million in 1991.

   The company disposed of or discontinued several minor non-strategic or unprofitable business units and investments which resulted in a net gain of $27 million (net of $17 million related tax expense) in 1993, as compared to net losses of $16 million and $2 million (net of related income tax benefits of $5 million and $4 million) in 1992 and 1991, respectively. The majority of these transactions resulted in the disposition of the company's entire interest in such businesses. The aggregate net sales proceeds for such dispositions were $70 million in 1993, $30 million in 1992 and $34 million in 1991.

   On October 28, 1992, the board of directors of Baxter declared a dividend to the company's common stockholders of all the common stock of Caremark International Inc. ("Caremark," formerly a wholly-owned subsidiary of Baxter). This dividend was distributed to holders of record on November 30, 1992. The primary purpose for the stock dividend was to eliminate a developing strategic competitive conflict between the customers of Baxter's hospital business and Caremark's alternate site health-care businesses.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following at December 31 (in millions):

                                             1993           1992
- ----------------------------------------------------------------
Accounts payable, principally trade        $  738         $  650
Employee compensation and withholdings        339            229
Restructuring and merger consolidation        237             34
Pension and other deferred benefits            64             73
Property, payroll and other taxes              93             89
Other current obligations                     312            404
- ----------------------------------------------------------------
Accounts payable and accrued liabilities   $1,783         $1,479
- ----------------------------------------------------------------
- ----------------------------------------------------------------

CREDIT FACILITIES

At December 31, 1993, Baxter's revolving credit facilities enabled the company to borrow funds on an unsecured basis at variable interest rates. The banks participating in these facilities are committed to maintain a $1 billion facility through August 1996 (with two one-year extensions) and a $500 million facility through August 1994. The amended agreements contain covenants which include a maximum debt-to-capital ratio (as defined) and a minimum interest coverage ratio. At December 31, 1993, there were no borrowings outstanding under this facility.

   Baxter also maintains short-term credit arrangements totaling approximately $1.4 billion in support of international operations. At December 31, 1993, approximately $311 million of borrowings were outstanding under these facilities, of which $122 million is classified as long-term debt.

                             BAXTER INTERNATIONAL

LONG-TERM DEBT AND LEASE OBLIGATIONS

Long-term debt and lease obligations consisted of the following at December 31 (in millions):

                                   1993
                            Unamortized
                               deferred
                              financing       Effective
                        discounts/costs        Interest
                       (premiums/gains)            Rate          1993      1992
- -------------------------------------------------------------------------------
Commercial paper                                               $  833    $  475
- -------------------------------------------------------------------------------
Short-term notes                                                  467       465
- -------------------------------------------------------------------------------
5% notes due 1995                $  3             6.3%            147       146
- -------------------------------------------------------------------------------
7 1/2 % notes due 1997             (2)            7.3%            202       202
- -------------------------------------------------------------------------------
8 1/8 % notes due 2001              1             8.3%            149       149
- -------------------------------------------------------------------------------
9 1/4 % notes due 1996              2             9.7%            148       148
- -------------------------------------------------------------------------------
Swapped notes due 1997,
 2002 and 2008                    (13)            3.4%            418       221
- -------------------------------------------------------------------------------
9 1/2 % notes due 2008
(redeemable by holders
 in 1998)                           1            10.0%             99        98
- --------------------------------------------------------------------------------
Industrial development
 obligations, due 1994
 through 2013                      (1)            8.5%             74        74
- -------------------------------------------------------------------------------
Notes and capitalized lease
 obligations due 1994
 through 2020                      83             7.4%            814       604
- -------------------------------------------------------------------------------
Total long-term debt and
lease obligations                                               3,351     2,582
Current portion                                                  (551)     (149)
- -------------------------------------------------------------------------------
Long-term portion                                              $2,800    $2,433
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

At December 31, 1993 and 1992, commercial paper and certain short-term notes together totaling $1 billion and $830 million respectively, have been classified with long-term debt as they are supported by long-term credit facilities and will continue to be refinanced.

   The company leases certain facilities and equipment under capital and operating leases expiring at various dates. Most of the operating leases contain renewal options. Total expense for all operating leases was $132 million in 1993, $128 million in 1992, and $109 million in 1991.

   Future minimum lease payments (including interest) under capital and noncancelable operating leases and aggregate debt maturities at December 31, 1993, were as follows (in millions):

                                                           Aggregate
                                                                debt
                                                          maturities
                                        Operating        and capital
                                           leases             leases
- --------------------------------------------------------------------
1994                                        $ 99              $  553
1995                                          61                 436
1996                                          45               1,163
1997                                          28                 228
1998                                          19                  27
Thereafter                                    68               1,018
- --------------------------------------------------------------------
Total obligations and commitments           $320              $3,425
- ------------------------------------------------

Amounts representing interest, discounts,
   premiums and deferred financing costs                          74

- --------------------------------------------------------------------
Present value of long-term debt and
     lease obligations                                        $3,351
- --------------------------------------------------------------------
- --------------------------------------------------------------------

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable and payable, and accrued liabilities, approximate fair value due to the short-term maturities of these assets and liabilities.

   Investments in affiliates are accounted for by both the cost and equity methods and pertain to several minor equity investments in privately-held companies for which fair values are not readily available, but are believed to exceed carrying amounts. The assets and liabilities of the company also include the following categories of financial instruments as of December 31, 1993 (in millions):

                                               Carrying          Approximate
                                                Amounts          Fair Values
- -----------------------------------------------------------------------------
                                           December 31,         December 31,
                                        1993       1992     1993        1992
- -----------------------------------------------------------------------------
Insurance receivables                 $  509         --    $  222         --
- ----------------------------------------------------------------------------
Total short-term debt                    271     $  351       271     $  351
- ----------------------------------------------------------------------------
Total long-term debt and
 lease obligations                     3,351      2,582     3,489      2,714
- ----------------------------------------------------------------------------
Long-term litigation liabilities         674         --       384         --
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

   The aggregate fair value of total short-term debt approximates its carrying amount because of the recent and frequent repricing based on market conditions. The fair value of long-term debt and lease obligations was based on quoted market prices for the same or similar issues, giving consideration to quality, interest rates, maturity and other significant characteristics. Although the company's litigation has not yet been settled, the estimated fair values of insurance receivables and long-term litigation liabilities were computed by discounting the expected cash flows based on currently available information.

CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS

The company provides credit, in the normal course of business, to hospitals, private and government institutions, health-care agencies, insurance agencies and doctors' offices. The company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's expectations.

   Baxter utilizes forward contracts, options and interest rate swaps to minimize the company's exposure to adverse movements in interest rates related to various debt instruments. Gains, losses and premiums paid on financial instruments designated as hedges are deferred and amortized as a discount or premium over the expected life of the respective issues.

   The company had $500 million in interest rate swaps hedging its floating rate debt (at approximately 6.5%) which terminated on December 31, 1993. In
October 1993, the company entered into new swaps effective through December 31, 1998 totaling $300 million (at fixed rates approximating 4.8%) and in January 1994 totaling an additional $200 million effective through December 31, 1996 (1994 fixed rate approximating 4.3%) to hedge its floating rate debt. The company also had interest rate agreements which had the effect of changing the fixed rate on $405 million outstanding swapped notes due 1997, 2002 and 2008 to a floating rate. In addition, $325 million in interest rate swaps will become effective after December 31, 1994, which provide protection against adverse movements in interest rates through December 31, 2003.

   The company also utilizes forward and option contracts to hedge exposure to fluctuations in foreign currency rates. At December 31, 1993, firm commitments and balance sheet exposures were hedged with forward contracts totaling a notional $191 million.

   The counterparties to the interest rate and foreign currency hedging agreements are characterized as well-respected, major financial institutions.
To decrease the risk of nonperformance, the company diversifies its selection of counterparties.

   The company invests the majority of its excess cash, primarily generated through operations in Puerto Rico, in certificates of deposit with major banks there. These certificates typically have a maturity of 30 to 45 days. The company has not experienced any losses on its certificate of deposit investments.

PREFERRED STOCK

The stockholders have authorized the issuance of 100 million shares of no par value preferred stock. This stock can be issued in series with varying terms as determined by the board of directors.

PREFERRED STOCK PURCHASE RIGHTS

During 1989, common stockholders received a dividend of one preferred stock purchase right (collectively, the "Rights") for each share of common stock held of record. Each Right entitles the registered holder to purchase from the company one one-hundredth of a share of Series A Junior Participating Preferred Stock for $70. The Rights will become exercisable (and transferable apart from the common stock) on the earlier of (1) 10 days following a public announcement that a person or group has acquired 20% or more of the common stock, or
(2) 10 business days following the commencement or announcement of an offer to acquire 20% or more of the common stock.

   If, after the Rights become exercisable, any person or group (the "Acquirer") acquires 20% or more of the common stock (except pursuant to an offer for all outstanding shares of common stock which the independent directors determine to be fair to and otherwise in the best interests of the company and its stockholders), each Right may be exercised for common stock (or, in certain circumstances, cash, other property or securities) having a value of $140. In specified circumstances, each Right may be exercised for common stock of an acquiring entity having a value of $140. All Rights held by the Acquirer will be null and void. The company may generally redeem the Rights at a price of $.01 per Right at any time until 10 days following a public announcement that a person or group has acquired 20% or more of the common stock. The Rights will expire on March 20, 1999, unless earlier redeemed.

ADJUSTABLE RATE PREFERRED STOCK

On April 1, 1992, the company redeemed all of the 6,771,408 outstanding shares of its adjustable rate preferred stock, no par value, $50 liquidation value, for a redemption price of $50 per share together with the regular quarterly dividend of 78.75 cents per share. No shares of this security may be issued in the future.

COMMON STOCK

All common stock prices and outstanding shares for unfulfilled employee benefit plan obligations were, as of November 30, 1992, equitably adjusted to maintain the value of the benefits by taking into consideration the market price of Baxter stock before and after the Caremark distribution. The following tables reflect this adjustment.

   The company has employee stock purchase plans under which the sale of its common stock has been authorized. The purchase price is the lower of 85% of the closing market price on the date of subscription or 85% of the closing market price on the date sufficient funds have been withheld to purchase 20 shares. Stock purchase plan transactions for the three years ended December 31, 1993, are summarized below:


Shares subscribed                       1993           1992           1991
- --------------------------------------------------------------------------
Beginning of year                  1,704,735      1,726,738      1,899,589
Subscriptions                      3,303,465      1,993,581      1,721,133
Equitable adjustment                      --        479,477             --
Purchases                         (1,592,102)    (1,488,925)    (1,554,416)
Cancellations                       (919,395)    (1,006,136)      (339,568)
- --------------------------------------------------------------------------
End of year                        2,496,703      1,704,735      1,726,738
- --------------------------------------------------------------------------
Subscription price per
share outstanding,
end of year                    $17.21-$32.78  $19.59-$32.78  $17.54-$34.32
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

At December 31, 1993, approximately 7,500 of approximately 37,000 eligible employees in the U.S. and Canada and approximately 1,000 of approximately 13,000 other eligible employees were participating in the plans. Expiration dates for these subscriptions run from 1994 to 1996. The weighted average subscription price approximated $21.35 for U.S. and Canadian employees and $20.87 for other employees at December 31, 1993.

   The company has various employee stock option plans. All outstanding options under these plans have been granted at 100% of market value on the dates of grant.

   Stock option transactions for employees and directors for the three years ended December 31, 1993, are summarized below:


Option shares outstanding               1993           1992           1991
- --------------------------------------------------------------------------
Beginning of year                  8,887,657      9,125,182      8,728,413
Granted                            3,496,709      2,166,200      2,480,800
Equitable adjustment                      --        555,223             --
Exercised                           (466,105)    (1,590,324)    (1,760,151)
Cancelled/Expired                   (692,696)    (1,368,624)      (323,880)
- --------------------------------------------------------------------------
End of year                       11,225,565      8,887,657      9,125,182
- --------------------------------------------------------------------------
Option price per share
  Exercised                    $10.32-$24.36   $8.74-$35.75   $7.94-$25.50
  Outstanding,
    end of year                 $8.35-$36.66   $8.35-$36.66   $8.63-$37.13
- --------------------------------------------------------------------------

As of December 31, 1993, options were held by approximately 6,700 employees, of which 5,934,730 shares were exercisable. Expiration dates for these options range from 1994 to 2003. The weighted average option price approximated $28.02 at December 31, 1993.

   In addition, stock options were granted to The Baxter Foundation (a philanthropic organization), as follows: an option to purchase 1,047,000 shares of common stocks, at $33.78 per share (both equitably adjusted) was granted on April 22, 1991, and expires in 2001; and an option to purchase 1 million shares of common stock, at $33.75 per share, was granted on December 2, 1992, and expires in 2002. The Baxter Foundation sold its option to purchase 250,000 shares of common stock, exercisable at $18.1875 per share, to an unrelated not-for-profit organization, which then exercised the option during 1992.

   Certain plans provided for the discretionary grant of stock appreciation rights ("SAR") or limited rights in conjunction with stock options. SARs permit the holder to receive an amount, in cash and/or stock, equal to the difference between the current market value of a share of stock and the option price of such share of stock. There were 14,000 SARs outstanding on January 1, 1991; the SARs expired on December 31, 1991.

   Under various plans, the company has made grants of restricted stock and performance shares in the form of the company's common stock to provide incentive compensation to key employees and non-employee directors.

   Restricted stock transactions for the three years ended December 31, 1993, are summarized below:


Restricted stock outstanding                 1993           1992           1991
- -------------------------------------------------------------------------------
Beginning of year                       2,052,777      2,336,023      2,593,430
Granted                                     5,400        858,211        149,691
Vested (free of
  restrictions)                          (313,353)      (904,488)      (353,644)
Cancelled                                (278,624)      (236,969)       (53,454)
- -------------------------------------------------------------------------------
End of year                             1,466,200      2,052,777      2,336,023
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

At December 31, 1993, 373,633 shares were subject to restrictions which lapse between 1994 and 1998, and 1,092,567 shares were subject to restrictions that lapse upon achievement of future performance objectives.

   Performance share transactions for the three years ended December 31, 1993, are summarized below:


Performance shares
outstanding                                  1993          1992         1991
- ----------------------------------------------------------------------------
Beginning of the year                      57,736        57,736      293,434
Granted/awarded                            12,000        12,000       12,000
Issued                                    (20,189)      (12,000)    (127,813)
Cancelled                                      --            --     (119,885)
- ----------------------------------------------------------------------------
End of year                                49,547        57,736       57,736
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

The company's board of directors authorized the purchase of common stock to fund various employee-benefit plans, for conversion of convertible securities and for other corporate purposes. The company purchased 4.5 million shares of common stock for $124 million in 1993, and may purchase up to an additional 11 million shares under this authority.

   At December 31, 1993, the company's common stock was reserved for issuance as follows:

- -------------------------------------------------------------------------
Acquisitions                                                      986,525
Stock purchase plans                                            6,458,994
Management incentive compensation programs                     12,423,784
Other                                                           2,047,000
- -------------------------------------------------------------------------
Total shares reserved                                          21,916,303
- -------------------------------------------------------------------------
- -------------------------------------------------------------------------

RETIREMENT AND OTHER BENEFIT PROGRAMS

The company and its subsidiaries sponsor qualified and non-qualified non-contributory, defined benefit pension plans covering substantially all employees in the U.S. and Puerto Rico. The benefits are based on years of service and the employee's compensation during 5 of the last 10 years of employment as defined by the plans. The company's funding policy is to make contributions to the trust of the Qualified Plan which meet or exceed the minimum requirements of the Employee Retirement Income Security Act of 1974. Assets held by the trusts of the plans consist primarily of equity and fixed income securities. The company also has various retirement plans in locations outside the U.S. and Puerto Rico.

   The assumed discount rate applied to benefit obligations to determine 1993 pension expense was 8% and the assumed long-term rate of return on assets was 10.5% for the U.S. and Puerto Rico plans. These rates averaged 7.7% and 8.4% respectively, for the foreign plans. Pension expense includes the following components (in millions):

                                                       1993      1992      1991
- -------------------------------------------------------------------------------
Service cost-benefits earned during the period         $50       $42       $29
Interest cost on projected benefit obligations          72        63        55
Actual return on assets                                (67)      (50)      (45)
Net amortization and deferral                           21         7        13
- -------------------------------------------------------------------------------
Total pension expense                                  $76       $62       $52
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

   Assumptions used in determining the funded status of these plans as of December 31, 1993 and 1992 were:

                                                                 December 31,
                                                            1993           1992
- -------------------------------------------------------------------------------
Annual rate of increase in compensation levels:
     U.S. plans                                             4.5%           6.5%
     Puerto Rico plan                                       4.0%           4.0%
     Foreign plans (average)                                4.6%           5.5%

Discount rate applied to benefit obligations:
     U.S. plans                                             7.5%           8.0%
     Puerto Rico plan                                       7.5%           8.0%
     Foreign plans (average)                                7.7%           7.8%
- -------------------------------------------------------------------------------

   The following table sets forth the funded status and amount included in the consolidated balance sheets at December 31, 1993 and 1992 (in millions):

                                             Plans whose         Plans whose
                                             accumulated       assets exceed
                                         benefits exceed         accumulated
                                                  assets            benefits
- -----------------------------------------------------------------------------
                                             December 31,        December 31,
                                        1993      1992       1993      1992
- -----------------------------------------------------------------------------
Actuarial present value of
 benefit obligations:
  Vested benefits                       $789      $616       $46        $55
- ---------------------------------------------------------------------------
  Accumulated benefits                  $817      $645       $48        $59
- ---------------------------------------------------------------------------
  Projected benefits                    $924      $797       $61        $84

Less plan assets at fair value           675       520        73         80
- ---------------------------------------------------------------------------
Projected benefit obligation
  in excess of plan assets               249       277       (12)         4

Unrecognized net gains
 and unrecognized prior
 service cost                           (100)     (119)       (4)        (8)


Unrecognized obligation
 at January 1, net of
 amortization                            (59)      (61)        4         (2)

Additional minimum liability              62        42        --         --
- ----------------------------------------------------------------------------
Net pension liability (asset)           $152      $139      $(12)       $(6)
- ----------------------------------------------------------------------------
- ----------------------------------------------------------------------------

   Most U.S. Employees are eligible to participate in a qualified 401(k) plan. Participants may contribute up to 12% of their annual compensation (limited in 1993 to $8,994 per individual) to the plan and the company matches the participants' contributions, up to 3% of compensation. Matching contributions made by the company were $28 million in 1993, $27 million in 1992 and $24 million in 1991.

   In addition to pension benefits, the company sponsors certain contributory health-care and life insurance benefits for substantially all domestic retired employees. Effective January 1, 1992, the company adopted FASB Statement
No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" which requires companies to accrue costs for postretirement benefits over the service years of employees. The company recorded the transition obligation as a cumulative effect of an accounting change for $165 million (net of $50 million in related income tax benefits).

   Net postretirement health-care and life insurance expense includes the following components (in millions):

                                                            1993      1992
- --------------------------------------------------------------------------
Service cost-benefits earned during the period                $7        $8

Interest cost on projected benefit obligation                 16        17
- --------------------------------------------------------------------------
Net postretirement benefits cost                             $23       $25
- --------------------------------------------------------------------------

   Assumptions used in determining the net postretirement benefits cost in 1993 and 1992 were:

                                                            1993      1992
- ---------------------------------------------------------------------------
Discount rate                                                  8%        8%

Annual rate of increase in the per capita cost                14%       16%

Rate to decrease to                                            6%        6%

by the year ended                                            2003      2002
- ---------------------------------------------------------------------------

The expense in 1991, under the prior method, which recognized the expense as benefits to retirees when actually paid, was $4 million.

   The postretirement benefit plans are not funded. The present value of the company's obligation included in the consolidated balance sheets at December 31, 1993 and 1992 is as follows (in millions):

                                                              December 31,
                                                            1993      1992
- --------------------------------------------------------------------------
Accumulated postretirement benefit obligation ("APBO"):
  Retirees                                                  $112      $110

  Fully eligible active participants                          11        16

  Other active participants                                   85       111

  Unrecognized net gains                                      45        --
- --------------------------------------------------------------------------
Accrued postretirement benefit liability                    $253      $237
- --------------------------------------------------------------------------

   Assumptions used in determining the APBO at December 31, 1993 and 1992 were:

                                                            December 31,
                                                            1993      1992
- --------------------------------------------------------------------------
Discount rate applied to APBO                              7.5%        8%

Annual rate of increase in the per capita cost              13%       16%

  Rate to decrease to                                        5%        6%

  By the year ended                                        2003      2002

Increase if health-care trend rates increase
 by 1% each year  (in millions)
     APBO                                                   $30       $32

     Expense                                                $ 3       $ 3
- -------------------------------------------------------------------------

                                       59

   Effective January 1, 1993, the company adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits" which requires accrual accounting for postemployment benefits such as disability-related and workers compensation payments. The company recorded the obligation as a cumulative effect of an accounting change for $11 million (net of $7 million in related income tax benefits). The effect of this change on 1993 operating income versus the prior method of accounting for these benefits was not material. At
December 31, 1993, the company's liability for these benefits was approximately $29 million.

OTHER NON-OPERATING EXPENSES

For the three years ended December 31, 1993, the components of other non-operating expenses (income) are as follows (in millions):

                                                  1993      1992      1991
- --------------------------------------------------------------------------
Equity in losses of affiliates                    $ 25      $ 32       $32
Asset dispositions, net                            (44)       21         6
Minority interests                                  11        13        11
Foreign exchange                                    28        26        25
Settlement of anti-boycott investigations            8        --        --
Sundry                                              19        13         6
- --------------------------------------------------------------------------
Total other non-operating expenses                $ 47      $105       $80
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

INCOME TAXES

U.S. federal income tax returns filed by Baxter International Inc. through December 31, 1986, have been examined and closed by the Internal Revenue Service. In the opinion of management, the company has made adequate provisions for tax expenses for all open years. Income (loss) before tax expenses by category is as follows (in millions):

                                                  1993      1992      1991
- --------------------------------------------------------------------------
Domestic                                          $(585)    $390      $363
Foreign                                             255      363       325
- --------------------------------------------------------------------------
Income (loss) from continuing
 operations before income
 tax expense                                      $(330)    $753      $688
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

Income tax expense (benefit) related to continuing operations and before cumulative effect of accounting changes by category and by income statement classification is as follows (in millions):

                                                  1993      1992      1991
- --------------------------------------------------------------------------
Current
     Domestic
          Federal                                 $  15     $ 55      $ 20
          State and local                            35       55        32
     Foreign                                         60       50        51
- ---------------------------------------------------------------------------
     Current income tax expense                     110      160       103
- ---------------------------------------------------------------------------
Deferred
     Domestic
          Federal                                  (137)       4        33
          State and local                           (24)       4        12
     Foreign                                        (11)      24        33
- --------------------------------------------------------------------------
Deferred income tax
     expense (benefit)                             (172)      32        78
- -------------------------------------------------------------------------
     Income tax expense (benefit)                 $ (62)    $192      $181
- -------------------------------------------------------------------------
- -------------------------------------------------------------------------

   Effective January 1, 1993, the company adopted FASB Statement No. 109, "Accounting for Income Taxes." Baxter recorded a tax benefit of $81 million, or 29 cents per common share reflecting the cumulative effect of the accounting change. The components of deferred tax assets and liabilities at December 31, 1993 and January 1, 1993 are as follows (in millions):

                                                DECEMBER 31,     January 1,
                                                       1993           1993
- --------------------------------------------------------------------------
Deferred tax assets
  Accrued expenses                                     $302           $237
  Accrued postretirement benefits                        90             82
  Merger and restructuring costs                        262             46
  Alternative minimum tax credit                         75             73
  Tax credits and net operating losses                   24             16
  Valuation allowances                                  (37)           (23)
- --------------------------------------------------------------------------
    Total deferred tax assets                           716            431
- --------------------------------------------------------------------------
Deferred tax liabilities

  Asset basis differences                               337            317
  Subsidiaries, unremitted earnings                     195             87
  Other                                                  47             81
- --------------------------------------------------------------------------
    Total deferred tax liabilities                      579            485
- ---------------------------------------------------------------------------
Net deferred tax assets (liabilities)                  $137           $(54)
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

Prior to 1993, deferred income taxes were provided under the accounting rules then in effect. The components of the deferred income tax provisions were (in millions):

                                                       1992           1991
- --------------------------------------------------------------------------
Accelerated depreciation and amortization              $ 15           $  9
Restructuring costs                                      27             77
Alternative minimum tax                                  (2)            (7)
Asset dispositions                                       (3)           (11)
Accrued expenses                                        (16)            11
Other timing differences                                 11             (1)
- --------------------------------------------------------------------------
Deferred income tax expense                             $32            $78
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

Income tax expense before cumulative effect of accounting changes applicable to consolidated income from continuing operations differs from income tax expense calculated by using the U.S. federal income tax rate for the following reasons (in millions):

                                                       1993      1992      1991
- -------------------------------------------------------------------------------
Income tax expense (benefit) at statutory rate         $(116)    $256      $234
Tax-exempt operations                                   (128)    (123)      (94)
Unremitted foreign earnings                              151       --        --
Nondeductible goodwill                                    30       22        23
State and local taxes                                    (18)      12         3
Tax credit carryforwards                                  --       12         7
Foreign tax expense                                       20        8         7
Other factors                                             (1)       5         1
- -------------------------------------------------------------------------------
Income tax expense (benefit)                            $(62)    $192      $181
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

The company has received a tax exemption grant from Puerto Rico which provides that manufacturing operations will be partially exempt from local taxes until the year 2002. Appropriate taxes have been provided for these operations assuming repatriation of all available earnings. In addition, the Company has other manufacturing operations outside the U.S. which benefit from reductions in local tax rates under tax incentives that will continue at least through 1997.

   U.S. federal income taxes, net of available foreign tax credits, on unremitted earnings deemed permanently reinvested would be approximately $86 million as of December 31, 1993. A federal tax provision of $151 million was made in 1993 for unremitted foreign earnings to allow the transfer of $430 million cash to the U.S. for restructuring costs. Approximately $150 million of this cash was transferred in 1993.

LEGAL PROCEEDINGS

During 1993, the company incurred significant charges for major litigation settlements and minimum liability exposures, and recorded significant estimated insurance recoveries with respect to those liabilities. The net results of the charges and recoveries are as follows (in millions):

                                               Gross    Estimated           Net
                                          litigation    insurance    litigation
                                              charge   recoveries        charge
- -------------------------------------------------------------------------------
Mammary implant product
 liabilities                                    $556         $426          $130
HIV/hemophilia product
  liabilities                                    131           83            48
Patent infringement settlement                   105           --           105
Legal fees and other                              47           --            47
- -------------------------------------------------------------------------------
Total litigation, net of
  insurance recoveries                          $839         $509          $330
- -------------------------------------------------------------------------------

As of December 31, 1993, the company was a defendant, together with other defendants, in 3,445 lawsuits and had 1,425 pending claims from individuals, all of which seek damages for injuries allegedly caused by silicone mammary prostheses ("mammary implants") manufactured by the American Heyer-Schulte division of American. The company's responsibility for mammary implants results from the American Heyer-Schulte division of American which manufactured these products from 1974 until 1984, at which time the products and related assets were sold to Mentor Corporation. American retained the product liability responsibility for products sold before the divestiture, and that responsibility was assumed by a subsidiary of the company as part of the 1985 acquisition of American. The company has not manufactured or sold this product since 1984 nor does it have any of the product in its inventory.

   The typical case or claim alleges that the individual's mammary implants caused one or more of a wide range of ailments, including non-specific autoimmune disease, scleroderma, lupus, rheumatoid arthritis, fibromyalgia, mixed connective tissue disease, Sjogren's Syndrome, dermatomyositis, polymyositis, and chronic fatigue. The comparable number of cases and claims was 137 as of December 31, 1991 and 1,612 as of December 31, 1992. In 1991, 76 cases and claims were disposed of; in 1992, 309 cases and claims were disposed of; and in 1993, 634 cases and claims were disposed of.

   In addition to the individual suits against the company, a class action on behalf of all women with mammary implants filed against all manufacturers of such implants has been conditionally certified and is pending (DANTE, ET AL.
V. DOW CORNING, ET AL., part of IN RE: SILICONE GEL BREAST IMPLANT PRODUCT LIABILITY LITIGATION, U.S.D.C., N. Dist. Ala., MDL 926). The company has been named in several other similar certified or purported class actions.

   Additionally, the company has been served with a purported class action brought on behalf of children allegedly exposed to silicone in utero and through breast milk. The suit names all mammary implant manufacturers as defendants and seeks to establish a medical monitoring fund.

   These implant cases and claims generally raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law. Many of the cases and claims are at very preliminary stages, and the company has not been able to obtain information sufficient to evaluate each case and claim.

   There also are issues concerning which of the company's insurers is responsible for covering each matter and the extent of the company's claims for contribution against third parties. The company believes that a substantial portion of the liability and defense costs related to mammary implant cases and claims will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. Most of the company's insurers have reserved (i.e., neither admitted nor denied), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. The company has been, and will continue to be, engaged in active negotiations with its insurers concerning coverages and the potential settlement described below. Also, some of the mammary implant cases pending against the company seek punitive damages and compensatory damages arising out of alleged intentional torts. Depending on policy language, applicable law and agreements with insurers, the damages awarded pursuant to such claims may or may not be covered, in whole or in part, by insurance. On February 7, 1994, the company filed suit against all of the insurance companies which issued product liability policies to American, American Heyer Schulte and Baxter for a declaratory judgment that: the policies cover each year of injury or claim; the company may choose among multiple coverages; coverage begins with the date of implant; and legal fees and punitive damages are covered.

   Representatives of the plaintiffs and defendants in these cases have negotiated a global settlement of the issues under the jurisdiction of the Court in the DANTE V. DOW CORNING case. The monetary provisions of the settlement proposal providing compensation for all present and future plaintiffs and claimants based on a series of specific funds and scheduled medical conditions have been agreed upon by most of the significant defendants and representatives of the plaintiffs. Under the proposal, the total of all of the specific funds, which would be paid-in and made available over approximately thirty years following final approval of the settlement by the Courts, is capped at $4.75 billion. The settling defendants have agreed to fund $4 billion of this amount. The company's share of this settlement has been established by the settlement negotiations at $556 million. This settlement is subject to a series of court proceedings, including a court review of its fairness, and the opportunity for individual plaintiffs and claimants to elect to remove themselves from the settlement ("opt-out"). At present the company is not able to estimate the nature and extent of its potential or ultimate future liability with respect to opt-outs.

   In the fourth quarter of 1993, the company accrued $556 million for its estimated liability resulting from a potential global settlement of the mammary implant class action and recorded a receivable for estimated insurance recovery of $426 million, resulting in a net charge of $130 million. The reserves for the settlement do not include any provisions for opt-outs and are in addition to the general reserves for the mammary implant cases discussed below.

   In connection with its acquisition of American, the company had established reserves at the time of the merger for product liability, including mammary implant cases and claims. At December 31, 1993 the reserve allocated to mammary implant cases and claims was approximately $42 million. Based on current information, management believes that this reserve represents the company's minimum net exposure in connection with future mammary implant cases and claims beyond the effect of the global settlement described above.

   Upon resolution of any of the uncertainties concerning these cases, the company may ultimately incur charges in excess of presently established reserves. While such a future charge could have a material adverse impact on the company's net income in the period in which it is recorded, management believes that any outcome of this litigation will not have a material adverse effect on the company's consolidated financial position.

   As of December 31, 1993, the company was a defendant, together with other defendants, in 121 lawsuits, and has one pending claim, in the United States and Canada involving individuals who have hemophilia, or their representatives. Those cases and claims seek damages for injuries allegedly caused by antihemophilic factor concentrates VIII and IX derived from human blood plasma processed and sold by the company. Furthermore, 58 lawsuits seeking damages based on similar allegations are pending in Ireland and Japan.

   The typical case or claim alleges that the individual with hemophilia was infected with HIV by infusing Factor VIII or Factor IX concentrates ("Factor Concentrates") containing HIV. The total number of cases and claims asserted against the company as of December 31, 1991, was 16, and as of December 31, 1992, was 52. In 1991, 11 cases and claims were disposed of; in 1992, 9 cases and claims were disposed of; and in 1993, 11 cases and claims were disposed of.

   In addition to the individual suits against the company, a purported class action was filed on September 30, 1993, on behalf of all U.S. residents with hemophilia (and their families) who were treated with Factor Concentrates and who allegedly are infected with HIV as a result of the use of such Factor Concentrates (WADLEIGH, ET AL., V. RHONE-POULENC RORER, ET AL., U.S.D.C.,
N. Dist., Ill., 93C 5969). A state-wide class action also has been filed on behalf of all New Jersey residents with hemophilia and HIV. Neither class action has yet been certified.

   Many of the cases and claims are at very preliminary stages, and the company has not been able to obtain information sufficient to evaluate each case and claim. In most states, the company's potential liability is limited by laws which provide that the sale of blood or blood derivatives, including Factor Concentrates, is not the sale of a "good" and thus is not covered by the doctrine of strict liability. As a result, each claimant will have to prove that his or her injuries were caused by the company's negligence. The WADLEIGH case alleges that the company was negligent in failing: to use available purification technology; to promote research and development for product safety; to withdraw Factor Concentrates once it knew or should have known of viral contamination of such concentrates; to screen plasma donors properly; to recall contaminated Factor Concentrates; and to warn of risks known at the time the product was used. The company denies these allegations and will file a challenge to the class proceedings later in 1994. The company is not able to estimate the nature and extent of its potential or ultimate future liability with respect to these cases and claims, but as a result of settlement discussions and opinions of litigation counsel, has established the reserve described below.

   The company believes that a substantial portion of the liability and defense costs related to anti-hemophilic factor concentrates cases and claims will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. Most of the company's insurers have reserved (i.e., neither admitted nor denied), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. Zurich Insurance Co., one of the company's comprehensive general liability insurance carriers, on February 1, 1994, filed a suit against the company seeking a declaratory judgment that the policies it had issued do not cover the losses that the company has notified it of for a number of reasons, including that Factor Concentrates are products, not services, and are, therefore, excluded from the policy coverage, and that the company has failed to comply with various obligations of tender, notice, and the like under the policies. On February 8, 1994, the company filed suit against all of the insurance companies which issued comprehensive general liability and product liability policies to the company for a declaratory judgment that the policies for all of the excess insurance carriers covered both products and services. In that suit, the company also sued Zurich for failure to defend it and Zurich and Columbia Casualty Company for failure to indemnify it.

   The company is engaged in notifying its insurers concerning coverages and the potential settlement discussed below. Also, some of the anti-hemophilic factor concentrates cases pending against the company seek punitive damages and compensatory damages arising out of alleged intentional torts. Depending on policy language, applicable law and agreements with insurers, the damages awarded pursuant to such claims may or may not be covered, in whole or in part, by insurance. Accordingly, the company is not currently in a position to estimate the amount of the potential future recoveries from its insurers, but has estimated its recovery with respect to the reserves it has established.

   The National Hemophilia Foundation ("NHF") asked the U.S. commercial producers of anti-hemophilic factor concentrates (Alpha Therapeutics, Armour Pharmaceuticals, Baxter Healthcare Corporation and Miles Laboratories) to provide $1.5 billion as part of a fund for HIV positive hemophiliacs. The company and some of the other producers made a counter-proposal that the NHF rejected. The company is vigorously defending each of the cases and claims against it. At the same time, it is likely that the company will continue to seek ways to resolve pending and threatened litigation concerning these issues through a negotiated resolution.

   In Canada, the provincial governments created a settlement fund to which all of the fractionators, including the company, have contributed. The company's contribution to the fund was approximately $3 million. Those Canadian claimants who avail themselves of this fund must sign releases in favor of the company against further litigation. The period in which to file a claim against the fund expires on March 15, 1994.

   In the fourth quarter of 1993, the company accrued $131 million for its estimated worldwide liability for litigation and settlement expenses involving anti-hemophilic Factor Concentrate cases, and recorded a receivable for insurance coverage of $83 million, resulting in a net charge of $48 million. The expense of the Canadian settlement is covered by this reserve.

   Upon resolution of any of the uncertainties concerning these cases, or if the company, along with the other defendants, enters into a comprehensive settlement of the class actions described above, the company may incur charges in excess of presently established reserves. While such a future charge could have a material adverse impact on the company's net income in the period in which it is recorded, management believes that any outcome of this litigation will not have a material adverse effect on the company's consolidated financial position.

   At the start of 1993, the company was a defendant in patent litigation brought by Scripps Clinic and Research Foundation ("Scripps") and
Rhone-Poulenc Rorer, Inc. (formerly Rorer Group, Inc.) ("Rorer") in which the plaintiffs alleged that the company's monoclonal anti-hemophilic Factor VIII and its recombinant Factor VIII infringed a patent originally owned by Scripps and subsequently licensed to Rorer. Trial of this litigation before a judge without a jury was concluded in 1992. Before a ruling on the trial was received, the company entered into a worldwide settlement of the litigation with Scripps and Rorer. The settlement agreement required Baxter to pay $105 million to Rorer to settle claims relating to certain anti-hemophilic Factor VIII products manufactured and sold prior to January 1, 1993. As part of this agreement, Baxter was also granted a non-exclusive sub-license for future use of the related patents. This license agreement is royalty-bearing when used in conjunction with the company's monoclonally purified and Recombinant Factor VIII products.

   Baxter Healthcare Corporation ("BHC") has been named as a defendant in a purported class action on behalf of all medical and dental personnel in the State of California who suffered allergic reactions to natural rubber latex gloves and other protective equipment or who have been exposed to natural rubber latex products. (KENNEDY, ET AL. V. BAXTER HEALTHCARE CORPORATION, ET AL.,
Sup. Ct., Sacramento Co., Cal., #535832.) The case, which was filed in
August, 1993, alleges that users of various natural rubber latex products, including medical gloves made and sold by BHC and other manufacturers, suffered allergic reactions to the products ranging from skin irritation to systemic anaphylaxis. BHC filed a demurrer to the complaint, which was granted, and the complaint was dismissed with leave to file an amended complaint. The amended complaint was filed in December, 1993, and BHC has filed a demurrer to the amended complaint. Management believes that the outcome of this matter will not have a material adverse effect on the company's results of operations or consolidated financial position.

   The company is a defendant in a number of other claims, investigations and lawsuits. Based on the advice of counsel, management does not believe that the other claims, investigations and lawsuits individually or in the aggregate, will have a material adverse effect on the company's operations or its consolidated financial condition.

SEGMENT INFORMATION

INDUSTRY SEGMENTS

Baxter is a world leader in global manufacturing and distribution of health-care products and services for use in hospitals and other health-care and industrial settings. It offers a broad array of products and services. Baxter announced a significant restructuring in the fourth quarter of 1993 designed to make the company's domestic medical/laboratory products and distribution segment more efficient and more responsive in addressing the sweeping changes occurring in the U.S. healthcare system and to accelerate growth of its medical specialties business worldwide. As a consequence, the company has redefined its industry segments to be consistent with its strategic direction and management process. The company's operations are reported in the following two industry segments:

MEDICAL SPECIALTIES

Baxter develops, manufactures and markets on a global basis highly specialized medical products for treating kidney and heart disease and blood disorders and for collecting and processing blood. These products include dialysis equipment and supplies; prosthetic heart valves and cardiac catheters; blood-clotting therapies; and machines and supplies for collecting, separating and storing blood. These products require extensive research and development and investment in worldwide distribution, marketing, and administrative infrastructure. The company's International Hospital unit, which manufactures and distributes intravenous solutions and other medical products outside the United States is also included in this segment because it shares facilities, resources and customers with the other medical specialty businesses in several locations worldwide.

MEDICAL/LABORATORY PRODUCTS AND DISTRIBUTION

Baxter manufactures medical and laboratory supplies and equipment, including intravenous fluids and pumps, diagnostic-testing equipment and reagents, surgical instruments and procedure kits, and a range of disposable and reusable medical products. These self-manufactured products, as well as a significant volume of third party manufactured medical products, are primarily distributed through the company's extensive distribution system to U.S. hospitals, alternate-site care facilities, medical laboratories, and industrial and educational facilities.

   Financial information by industry segments for the three years ended December 31, 1993, is summarized as follows (in millions):

                                                                 Medical/laboratory
                                                Medical                products and            General
1993                                            specialties            distribution          corporate          Total
- -----------------------------------------------------------------------------------------------------------------------
Net sales                                             $3,250                  5,629                 --          $ 8,879
Operating income before restructuring charge          $  643                    418               (122)         $   939
Restructuring charge                                  $ (100)                  (550)               (50)         $  (700)
- -----------------------------------------------------------------------------------------------------------------------
Operating income (loss)                               $  543                   (132)              (172)         $   239
Identifiable assets                                   $2,946                  4,788              2,811          $10,545
Capital expenditures(1)                               $  266                    300                 39          $   605
Depreciation and amortization                         $  170                    253                 71          $   494
- -----------------------------------------------------------------------------------------------------------------------
1992
- -----------------------------------------------------------------------------------------------------------------------
Net sales                                             $3,096                  5,375                 --          $ 8,471
Operating income                                      $  606                    551               (112)         $ 1,045
Identifiable assets                                   $2,783                  4,589              1,783          $ 9,155
Capital expenditures(1)                               $  259                    365                 16          $   640
Depreciation and amortization                         $  150                    226                 71          $   447
- -----------------------------------------------------------------------------------------------------------------------
1991
- -----------------------------------------------------------------------------------------------------------------------
Net sales                                             $2,785                  5,014                 --          $ 7,799
Operating income                                      $  535                    539               (114)         $   960
Identifiable assets                                   $2,640                  4,234              2,297          $ 9,171
Capital expenditures(1)                               $  195                    363                 34          $   592
Depreciation and amortization                         $  140                    200                 71          $   411
- -----------------------------------------------------------------------------------------------------------------------

(1) Includes additions to the pool of equipment leased to customers.

GEOGRAPHIC SEGMENTS

Financial information by geographic area for the three years ended December 31, 1993, is summarized as follows (in millions):

                                                         Other     General     Inter-area
1993                    United States    Europe  international   corporate   eliminations             Total
- ------------------------------------------------------------------------------------------------------------------------
Trade sales                    $6,581     1,177          1,121          --             --           $ 8,879
Inter-area sales               $  524       107            329          --           (960)               --
- ------------------------------------------------------------------------------------------------------------------------
Total sales                    $7,105     1,284          1,450          --           (960)          $ 8,879
Operating income (loss)        $  (80)      224            275        (172)            (8)          $   239
Identifiable assets            $5,925     1,045            884       2,811           (120)          $10,545
- ------------------------------------------------------------------------------------------------------------------------
1992
- ------------------------------------------------------------------------------------------------------------------------
Trade sales                    $6,215     1,227          1,029          --            --           $ 8,471
Inter-area sales               $  559        86            278          --          (923)               --
- ------------------------------------------------------------------------------------------------------------------------
Total sales                    $6,774     1,313          1,307          --          (923)          $ 8,471
Operating income               $  539       296            329        (112)           (7)          $ 1,045
Identifiable assets            $5,570     1,094            813       1,783          (105)          $ 9,155
- ------------------------------------------------------------------------------------------------------------------------
1991
- ------------------------------------------------------------------------------------------------------------------------
Trade sales                    $5,792     1,044            963          --            --           $ 7,799
Inter-area sales               $  486        82            189          --          (757)               --
- ------------------------------------------------------------------------------------------------------------------------
Total sales                    $6,278     1,126          1,152          --          (757)          $ 7,799
Operating income               $  532       283            255        (114)            4           $   960
Identifiable assets            $5,130     1,077            748       2,297           (81)          $ 9,171
- ------------------------------------------------------------------------------------------------------------------------

Inter-area transactions are accounted for using arm's-length principles. Identifiable assets are those assets associated with a specific industry segment or geographic area. General corporate assets consist primarily of cash and equivalents, the corporate headquarters facility and various other investments and assets that are not specific to an industry segment or geographic area. Goodwill and amortization have been allocated to industry segments as applicable.

   Foreign net sales (including U.S. export sales) and net assets (including advances from the company and its subsidiaries) of all consolidated foreign subsidiaries and branches located outside the U.S., its territories and possessions for the three years ended December 31, 1993, are as follows (in millions):

                                      1993           1992           1991
- ------------------------------------------------------------------------
Foreign net sales                   $2,428         $2,391         $2,131
Foreign assets net of
  liabilities at end of year        $1,248         $1,287         $1,104
- ------------------------------------------------------------------------

QUARTERLY FINANCIAL RESULTS AND MARKET FOR THE COMPANY'S STOCK

                                                         First        Second       Third        Fourth       Total
(Unaudited, in millions, except per share data)          Quarter      Quarter      Quarter      Quarter      year
- ------------------------------------------------------------------------------------------------------------------------
1993
Net sales                                                $2,041       $2,215       $2,228       $2,395       $8,879
Gross profit(3)                                             748          802          805          867        3,222
Income (loss) from continuing operations before
  cumulative effect of accounting changes(2)                 57          132          135         (592)        (268)
Net income (loss)(2)                                        127          132          135         (592)        (198)
Per common share
  Income (loss) from continuing operations(2)               .20          .48          .49        (2.14)        (.97)
  Net income (loss)(2)                                      .45          .48          .49        (2.14)        (.72)
  Dividends                                                 .25          .25          .25          .25         1.00
  Market price
    High                                                  32.75        30.63        29.00        24.75
    Low                                                   27.13        27.25        20.00        21.38
- ------------------------------------------------------------------------------------------------------------------------
1992
Net sales                                                $1,972       $2,080       $2,116       $2,303       $8,471
Gross profit(3)                                             735          792          803          897        3,227
Income from continuing operations before
  cumulative effect of accounting changes                  109           129          148          175          561
Net income (loss)                                          (37)          124          170          184          441
Per common share
  Income from continuing operations                        .37           .46          .53          .63         1.99
  Net income (loss)                                       (.15)          .44          .61          .66         1.56
  Dividends(1)                                            .215          .215         .215         .215          .86
  Market price(1)
    High                                                 40.50         39.38        38.88        36.63
    Low                                                  34.25         33.75        31.50        30.50
- ------------------------------------------------------------------------------------------------------------------------

1. On April 1, 1992, the company redeemed all of the outstanding shares of its adjustable rate preferred stock. During the first quarter of 1992, the stock traded at a high market price of $50.63 and a low market price of $43.00, and a dividend of $.7875 per share was declared.
2. In the fourth quarter of 1993, the company recorded pre-tax charges of $925 million against earnings. The charges include $700 million to cover the costs associated with restructuring initiatives (see "Restructuring Charge" note) and $225 million for future costs of litigation (see "Legal Proceedings" note).
3.   Includes certain immaterial reclassifications.

Baxter common stock is listed on the New York, Midwest and Pacific Stock Exchanges, on The London Stock Exchange and on the Swiss stock exchanges of Zurich, Basel and Geneva. The New York Stock Exchange is the principal market on which the company's common stock is traded. Until April 1992, the adjustable rate preferred stock was traded on the New York Stock Exchange also. At
January 28, 1994, there were approximately 81,000 holders of record of the company's common stock.

SIX-YEAR SUMMARY OF SELECTED FINANCIAL DATA

Year ended December 31                                            1993(1)    1992     1991   1990(2)    1989     1988
- ----------------------------------------------------------------------------------------------------------------------
Operations        Net sales                                      $  8,879    8,471    7,799    7,234    6,740    6,359
(in millions)     Operating income                               $    239    1,045      960      262      698      616
                  Income (loss) from continuing operations       $   (268)     561      507      (24)     410      360
                  Net income (loss)                              $   (198)     441      591       40      446      388
                  Depreciation and amortization                  $    494      447      411      368      356      327
                  Research and development expenses              $    337      317      288      262      245      237
- ----------------------------------------------------------------------------------------------------------------------
Capital Employed  Working capital                                $  1,489    1,221    1,470    1,007    1,378    1,233
(in millions)     Capital expenditures(3)                        $    605      640      592      417      370      483
                  Net property, plant and equipment              $  2,655    2,647    2,387    2,122    2,058    1,983
                  Total assets                                   $ 10,545    9,155    9,171    8,407    8,401    8,442
                  Net debt(4)                                    $  3,143    2,901    2,336    2,143    2,388    2,661
                  Long-term obligations                          $  2,800    2,433    2,246    1,727    2,048    2,311
                  Stockholders' equity--continuing operations    $  3,185    3,795    4,086    3,877    4,032    3,750
                                      --discontinued operations  $     --       --      287      215      214      226
                                      --total                    $  3,185    3,795    4,373    4,092    4,246    3,976
                  Total capitalization                           $  5,985    6,228    6,619    5,819    6,294    6,287
- ----------------------------------------------------------------------------------------------------------------------
Per Common        Average number of common shares
Share               outstanding (in millions)(5)                      277      279      280      253      248      243
                  Earnings (loss)
                    Continuing operations                        $  (0.97)    1.99     1.73    (0.30)    1.37     1.21
                    Net income                                   $  (0.72)    1.56     2.03    (0.05)    1.50     1.31
                  Cash dividends declared                        $   1.00     0.86     0.74     0.64     0.56     0.50
                  Market price--high                             $  32.75    40.50    40.88    29.38    25.88    26.13
                  Market price--low                              $  20.00    30.50    25.63    20.50    17.63    16.25
                  Net book value                                 $  11.52    13.59    14.45    13.45    13.49    12.61
- ----------------------------------------------------------------------------------------------------------------------
Productivity      Employees at year-end                            60,400   61,300   60,400   60,600   61,000   61,500
Measures          Sales per year-end employee                    $147,003  138,189  129,123  119,373  110,492  103,398
                  Operating income per employee                  $  3,957   17,047   15,894    4,323   11,443   10,016
                  Operating assets per employee(6)               $101,043   96,988   90,613   82,937   82,000   76,407
- ----------------------------------------------------------------------------------------------------------------------
Growth Statistics Net sales                                           4.8%     8.6      7.8      7.3      6.0      9.1
(percent change   Income (loss) from continuing operations         (147.8%)   10.7      N/A   (105.9)    13.9     19.6
from prior year)  Cash dividends per common share                    16.3%    16.2     15.6     14.3     12.0     13.6
                  Net book value per year-end common share          (15.2%)   (5.9)     7.4     (0.3)     7.0      7.0
- ----------------------------------------------------------------------------------------------------------------------
Financial Returns Operating income as a percent of sales              2.7%    12.3     12.3      3.6     10.4      9.7
and Statistics    Income from continuing operations
                    as a percent of sales                            (3.0%)    6.6      6.5     (0.3)     6.1      5.7
                  Return on average common
                    stockholders' equity--continuing operations      (7.7%)   14.7     13.3     (1.3)    10.9     10.1
                  Long-term debt as a percent of
                    total year-end capital                           46.8%    39.1     33.9     29.7     32.5     36.8
- ----------------------------------------------------------------------------------------------------------------------

1. Results include a provision for restructuring charges of a pre-tax amount of $700 million and a provision for litigation charges of a pre-tax amount of $330 million.
2. Results include a provision for restructuring program costs of a pre-tax amount of $562 million.
3.  Includes additions to the pool of equipment leased or rented to customers.
4.  Total debt and lease obligations net cash and equivalents.
5.  Excludes common stock equivalents.
6. Accounts receivable, notes and other current receivables, inventories and net property, plant and equipment.

                               Inside Back Cover

Appendix of Graphs:


The following is a listing of the graphs contained within the Annual Report, pages 35-46, section entitled "Financial Review" which is incorporated by reference.

NET SALES
On page 35 of the annual report there is a graphical representation of the relationship between total company international net sales and total company domestic net sales. The data points in billions of dollars are as follows:

         International  Domestic
             Sales       Sales
         -----------------------
     1989        1.7          5.0
     1990        1.9          5.3
     1991        2.1          5.7
     1992        2.4          6.1
     1993        2.4          6.5


SALES PER EMPLOYEE
On page 35 of the annual report there is a graphical representation of the sales per employee. The data points in thousands of dollars are as follows:

     1989        110
     1990        119
     1991        129
     1992        138
     1993        147


OPERATING INCOME
On page 36 of the annual report there is a graphical representation of total company operating income. The data points in millions of dollars are as follows:

     1989        698
     1990        262
     1991        960
     1992      1,045
     1993        239

MARKETING AND ADMINISTRATIVE EXPENSES
On page 36 of the annual report there is a graphical representation of total company marketing and administrative expenses as a percentage of total company net sales. The data points are as follows:

     1989      21.3%
     1990      21.3%
     1991      21.1%
     1992      21.2%
     1993      21.2%


R&D EXPENSES
On page 37 of the annual report there is a graphical representation of total company research and development expenses. The data points in millions of dollars are as follows:

     1989        245
     1990        262
     1991        288
     1992        317
     1993        337


EARNINGS (LOSS) PER COMMON SHARE FROM CONTINUING OPERATIONS
On page 37 of the annual report there is a graphical representation of earnings
(loss) per common share from continuing operations. The data points in dollars are as follows:

     1989       1.37
     1990      (0.30)
     1991       1.73
     1992       1.99
     1993      (0.97)


CASH FLOW PROVIDED BY CONTINUING OPERATIONS
On page 38 of the annual report there is a graphical representation of cash flow provided by continuing operations. The data points in millions of dollars are as follows:

     1989        545
     1990        716
     1991        697
     1992        742
     1993        765

CAPITAL EXPENDITURES
On page 38 of the annual report there is a graphical representation of total company capital expenditures. The data points in millions of dollars are as follows:

     1989        370
     1990        417
     1991        592
     1992        640
     1993        605


TOTAL CAPITAL
On page 39 of the annual report there is a graphical representation of the relationship between long-term obligations and stockholders' equity in the company's total capital structure. The data points in billions of dollars are as follows:

          Long-Term Stockholders'
          Obligations    Equity
          -----------------------
     1989        2.1          4.2
     1990        1.7          4.1
     1991        2.2          4.4
     1992        2.4          3.8
     1993        2.8          3.2


DIVIDENDS PER COMMON SHARE
On page 40 of the annual report there is a graphical representation of dividends per common share. The data points in dollars are as follows:

     1989      0.56
     1990      0.64
     1991      0.74
     1992      0.86
     1993      1.00


MEDICAL SPECIALITIES NET SALES
On page 41 of the annual report there is a graphical representation of the relationship between domestic net sales and foreign net sales in the medical specialities segment. The data points in billions of dollars are as follows:

          Domestic  Foreign
           Sales     Sales
         --------------------
     1991      0.9       1.9
     1992      1.0       2.1
     1993      1.1       2.2

MEDICAL SPECIALITIES OPERATING INCOME
On page 42 of the annual report there is a graphical representation of operating income for the medical specialities segment. The data points in millions of dollars are as follows:

     1991        535
     1992        606
     1993        543


MEDICAL SPECIALITIES R&D EXPENSE
On page 43 of the annual report there is a graphical representation of R&D expense for the medical specialities segment as a percentage of self-manufactured net sales for the medical specialties segment. The data points are as follows:

     1991        7.6%
     1992        7.9%
     1993        8.3%


MEDICAL SPECIALITIES CAPITAL EXPENDITURES
On page 43 of the annual report there is a graphical representation of capital expenditures for the medical specialities segment. The data points in millions of dollars are as follows:

     1991        195
     1992        259
     1993        266


MEDICAL/LABORATORY PRODUCTS NET SALES
On page 44 of the annual report there is a graphical representation of the relationship between foreign net sales and domestic net sales in the medical/laboratories segment. The data points in billions of dollars are as follows:

          Foreign   Domestic
           Sales     Sales
         --------------------
     1991      0.3       4.7
     1992      0.3       5.1
     1993      0.3       5.3


MEDICAL/LABORATORY PRODUCTS NET SALES
On page 45 of the annual report there is a graphical representation of the relationship between manufacturing net sales and distribution net sales in the medical/laboratories segment. The data points in billions of dollars are as follows:

          Manufacturing Distribution
          --------------------------
     1991        2.9          2.1
     1992        3.2          2.2
     1993        3.2          2.4

MEDICAL/LABORATORY PRODUCTS OPERATING INCOME
On page 46 of the annual report there is a graphical representation of operating income for the medical/laboratory segment. The data points in millions of dollars are as follows:

     1991        539
     1992        551
     1993       (132)


MEDICAL/LABORATORY PRODUCTS CAPITAL EXPENDITURES
On page 46 of the annual report there is a graphical representation of capital expenditures for the medical/laboratory segment. The data points in millions of dollars are as follows:

     1991        363
     1992        365
     1993        300