Form 10-K, Exhibit 13
BAXTER INTERNATIONAL INC
filed 1995-03-24
CIK 10456

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis presents the factors that had a material effect on Baxter International Inc.'s ("Baxter" or the "company") results of operations during the three years ended December 31, 1994, and the company's financial position at that date. Trends of a material nature are discussed to the extent known and considered relevant.

INDUSTRY OVERVIEW

International Markets

Throughout the world, as developing countries create more wealth, improving the health and well-being of their citizens becomes a much higher social priority and usually leads to increased per-capita spending on health care. The world's largest developing markets in China, the Pacific Rim countries and Latin America are all poised for significant economic growth. Based on these factors, management believes there will be improved expansion opportunities for Baxter with its broad portfolio of proven cost-effective products, services and therapies to meet the demands of these markets. In the developed world -- especially in Western Europe and Japan -- there continues to be strong demand for more technologically advanced and cost-effective therapies, products and services, and Baxter has long been a leader in these markets.

  In view of these conditions, management believes Baxter's best opportunities for growth are outside the United States, and the company's strategies for its medical specialties segment emphasize international expansion to capitalize on the company's strong global positions in renal therapy, biotechnology and cardiovascular therapies.

U.S. Market

Though the U.S. government failed to enact health-care reform legislation in 1994, there continued to be fundamental change in the U.S. health-care system. Competition for patients among health-care providers is becoming more intense and, increasingly, they are looking for ways to better manage costs in materials handling, supply utilization, product standardization for specific procedures, and capital expenditures. There was increased consolidation in the company's customer base and by its competitors. These trends are expected to continue. In recent years, the company's overall price increases were below the Consumer Price Index, and industry trends may inhibit the company's ability to increase prices in the future.

  In the U.S. health-care market, management believes Baxter's strong positions in manufacturing and broad-based distribution create a unique competitive advantage, since the company is well positioned to help customers reduce costs by being more efficient, while maintaining or improving the quality of patient care. In 1994 for example, Baxter and Duke University Medical Center signed a risk-sharing supply agreement that aligns the financial incentives of both organizations around reducing total system costs. Given the increased pressure on hospital revenues, this agreement is designed to reduce costs by determining and using the appropriate amount of resources for specific clinical outcomes.

MANAGEMENT'S DISCUSSION AND ANALYSIS

COMPANY OBJECTIVES AND RESULTS

Management outlined key financial objectives to stockholders for 1994. These objectives and the results achieved are summarized below:

   OBJECTIVES                          RESULTS

 . Improve "operational cash         . The company achieved
   flow" to $450 million in 1994,      "operational cash flow" of
   allowing the company to             $954 million in 1994, and
   remain debt-neutral, after the      reduced net debt by
   payment of dividends and all        $742 million.
   financing costs.

 . Reduce the company's net-         . The company's net-debt-to-
   debt-to-net-capital ratio from      net-capital ratio was 39% at
   approximately 50% at the            December 31, 1994, after the
   end of 1993 to the mid-40s          receipt of $44 million in
   by the end of 1994, before          partial net proceeds related
   considering the use of any          to the sale of the diagnostics
   proceeds from the divestiture       manufacturing businesses.
   of the diagnostics
   manufacturing businesses.

 . Grow sales in the high            . In the third quarter, the com-
   single-digit percentage range.      pany indicated that its future
                                       sales growth would be below
                                       its earlier expectations of
                                       growth in the high single dig-
                                       its as sales growth slowed in
                                       the U.S. market. Worldwide
                                       sales growth for the full year
                                       was 5%, including interna-
                                       tional sales growth of 8%.

 . Grow net earnings in the high     . The company's net earnings
   single-digit percentage range.      grew 10% and EPS grew 9%
                                       in 1994, excluding the 1993
                                       after-tax restructuring and
                                       litigation charges.

 . Hold operating expenses flat      . The company's marketing
   for 1994 and 1995 and               and administrative expenses
   position Baxter to further          declined by $20 million in
   reduce its expense ratio in         1994 and resulted in a ratio
   the years beyond 1995.              of 19.9% of sales as compared
                                       to 21.2% of sales in 1993.

 . Complete the divestiture of       . The divestiture of Baxter's
   diagnostics manufacturing           diagnostics manufacturing
   businesses.                         businesses was completed in
                                       December 1994.

                            "OPERATIONAL CASH FLOW"
                           (in millions of dollars)

                           [BAR GRAPH APPEARS HERE]

                               1992  1993  1994
                               ----  ----  ----
                                207   292   954

                                   NET DEBT
                           (in millions of dollars)

                           [BAR GRAPH APPEARS HERE]

                              1992   1993   1994
                              -----  -----  -----
                              2,901  3,143  2,401

  These objectives were associated with the November 1993 announcement that the company's board of directors approved a series of strategic actions to improve shareholder value, to extend positions of leadership in health-care markets and to reduce costs. These actions were designed to make the company's domestic medical/laboratory products and distribution segment more efficient and more responsive in addressing the sweeping changes occurring in the U.S. health-care system and to accelerate growth of Baxter's medical specialties businesses worldwide. The company recorded a $700 million pretax provision in 1993 to cover costs associated with these restructuring initiatives.

 The restructuring activities included:

. Realigning the company's U.S. sales organization;

. Restructuring the distribution organization and investing in new systems to improve manufacturing and distribution efficiencies worldwide;

. Seeking to divest its diagnostics manufacturing businesses and exiting selected non-strategic product lines in other businesses; and

. Reducing corporate staff and layers of management to give business units more autonomy.

  Additional details of the restructuring program are discussed later.

  The following discussion and analysis illustrates how management met all its key financial objectives, except for the attainment of anticipated domestic sales growth as discussed above.

                                                            BAXTER INTERNATIONAL

RESULTS OF OPERATIONS

The company operates in two industry segments, medical specialties and medical/laboratory products and distribution. The medical specialties segment includes specialized products that Baxter develops, manufactures and markets on a global basis for treating kidney and heart disease and blood disorders and for collecting and processing blood. The company's International Hospital unit, which manufactures and distributes intravenous solutions and other medical products outside the United States, is also included in this segment because it shares facilities, resources and customers with the other medical specialty businesses in several locations worldwide. The medical/laboratory products and distribution segment ("med/lab") includes products that Baxter manufactures for use in U.S. hospitals, alternate-site facilities, medical laboratories, and other industrial and educational facilities. A significant volume of third-party manufactured medical products (included in this segment) also are distributed through the company's extensive distribution system.

 The following table shows net sales trends for each industry segment (in millions):

                                                                                   Percent increase
                                                       1994     1993     1992      1994        1993
---------------------------------------------------------------------------------------------------
Medical specialties
 Renal                                                $1,160   $1,061   $  978      9%           8%
 Biotech                                                 949      849      805     12%           5%
 Cardiovascular                                          632      562      540     12%           4%
 International Hospital                                  816      778      773      5%           1%
---------------------------------------------------------------------------------------------------
Total medical specialties                              3,557    3,250    3,096      9%           5%
 % to total company                                     38.1%    36.6%    36.5%

Medical/laboratory products and distribution           5,767    5,629    5,375      2%           5%
 % to total company                                     61.9%    63.4%    63.5%
---------------------------------------------------------------------------------------------------
Total net sales                                       $9,324   $8,879   $8,471      5%           5%
===================================================================================================

  Worldwide sales of renal products and services were strong over the past three years, reflecting a growing patient base and increased acceptance of peritoneal dialysis ("PD") therapy. Sales penetration of PD products was especially strong in international markets, where many national governments recognize the low start-up and operating costs of PD when compared to traditional hemodialysis. Sales of the HomeChoice(TM) automated PD system in North America, Japan and Europe in 1994 helped sales growth. Additionally, sales of the UltraBag(TM) system, designed to reduce the incidence of infection and improve convenience for the patient, also contributed to increased sales during 1993 and 1994. The company experienced strong demand for its therapeutic blood products including Recombinate(TM) Anti-hemophilic factor (Recombinant) which was launched in December 1992. Sales in the Biotech unit were adversely affected in 1994 by the voluntary market withdrawal of Gammagard(R) IGIV, an immune globulin intravenous product. A new product, Gammagard(R)S/D was introduced in the second quarter of 1994. It is treated with a solvent and two detergents known to inactivate viruses such as hepatitis B, hepatitis C and HIV. The demand for automated blood-collection products was strong in all years. Sales of manual collection products were flat for 1994 and 1993. The market for the company's blood-collection products slowed in 1993, as the number of whole-blood-collections declined in the U.S. and Europe. Sales growth of the company's cardiovascular ("CV") products was strong in 1994. Key contributors were heart valves and the acquisition of Macchi Engenharia Biomedica Ltda. (a Brazilian-based manufacturer and marketer of oxygenators and other cardiovascular products used in open-heart surgery). Sales growth of CV products moderated in 1993, primarily due to reduced levels of hospital activity in the U.S. Sales of the company's hospital products in international markets increased moderately in 1994 and 1993. The company's sales in Canada slowed in 1994 and 1993 as hospital cost containment in that country put downward pressure on the consumption of health-care products and services. Sales of specialty IV products were strong as the company broadened its base-product offering to international markets. Sales in the International Hospital unit in 1993 were

MANAGEMENT'S DISCUSSION AND ANALYSIS

adversely affected by weakening of foreign currencies.

  Sales in the med/lab segment were up slightly during 1994. The trend reflects continued pricing pressures on certain product lines, the loss of some Columbia/HCA contracts and the decline in sales of diagnostics products as a result of reduced capital purchases by hospitals and uncertainties regarding Baxter's plans to divest its diagnostics manufacturing businesses. Although some contracts were lost, in September 1994, the company signed an eight-year contract with Columbia/HCA Healthcare Corporation valued at $800 million (including current and incremental volume) for products and services related to intravenous systems and laboratory products. The sales growth rate in 1993 primarily reflects market growth and increased market penetration. It is anticipated that the med/lab segment will be adversely affected in 1995 because it will lose approximately $300 million in sales (primarily international) related to the divestiture of the diagnostics manufacturing businesses and certain distribution businesses in Canada. Baxter will continue to distribute all current diagnostics products in the U.S. but will not distribute these products internationally as a result of the divestiture. The divestiture of the diagnostics manufacturing businesses will not have a material impact on the company's results of operations although it will decrease the growth rate of sales in the med/lab segment.

  Net sales by geographical region were (in millions):

                                                                                     Percent increase (decrease)
                                                              1994    1993    1992                  1994    1993
----------------------------------------------------------------------------------------------------------------
Medical specialties
 International                                               $2,354  $2,142  $2,076                  10%      3%
 United States                                                1,203   1,108   1,020                   9%      9%
----------------------------------------------------------------------------------------------------------------
Total medical specialties                                     3,557   3,250   3,096                   9%      5%
----------------------------------------------------------------------------------------------------------------
Medical/laboratory products and distribution
 United States                                                5,490   5,343   5,060                   3%      6%
 International                                                  277     286     315                  (3%)    (9%)
----------------------------------------------------------------------------------------------------------------
Total medical/laboratory products and distribution            5,767   5,629   5,375                   2%      5%
----------------------------------------------------------------------------------------------------------------
Total United States sales                                    $6,693  $6,451  $6,080                   4%      6%
Total international sales                                     2,631   2,428   2,391                   8%      2%
----------------------------------------------------------------------------------------------------------------
Total net sales                                              $9,324  $8,879  $8,471                   5%      5%
================================================================================================================

  The slowdown in the growth rate of U.S. sales in 1994 as compared to 1993 is due to the factors affecting the U.S. health-care market discussed earlier. These factors are expected to continue in 1995 and beyond. Sales in international markets increased in 1994 due to increased unit volume, market penetration and improved foreign currency rates. International sales growth in local currency was approximately 8%, 7% and 9% in 1994, 1993 and 1992, respectively.

  It is anticipated that the ratio of self-manufactured sales as a percentage of total sales versus distributed sales in the med/lab segment will decline in 1995 as a result of the sale of the company's diagnostics manufacturing businesses in December 1994.

                                    MED/LAB
                                   NET SALES
                           (in billions of dollars)

                            . Distributed products

                            . Self-Manufactured
                              products

                           [BAR GRAPH APPEARS HERE]

                                                         1992   1993   1994
                                                         ----   ----   ----
     Distributed products...............................  2.2    2.4    2.7
     Self-Manufactured products.........................  3.2    3.2    3.1


                              MEDICAL SPECIALTIES
                                   NET SALES
                           (in billions of dollars)

                            . Distributed products

                            . Self-Manufactured
                              products

                           [BAR GRAPH APPEARS HERE]

                                                         1992   1993   1994
                                                         ----   ----   ----
     Distributed products...............................  0.4    0.4    0.4
     Self-Manufactured products.........................  2.7    2.9    3.2

                                                            BAXTER INTERNATIONAL

 The following table gives key ratios of certain income statement items (as a percent of sales):

                            1994   1993   1992
-----------------------------------------------
Gross margin                35.3%  36.3%  38.1%
Marketing and
 administrative expenses    19.9%  21.2%  21.2%
===============================================

  The decline in the gross margin rate in 1994 versus 1993 reflects pricing pressures on certain product lines, a heavier mix of lower-margin distributed products, and the voluntary market withdrawal of Gammagard(R) IGIV discussed previously. The gross margin rate improved sequentially in every quarter beginning with the second quarter of 1994. The decline in this rate in 1993 reflects lower prices on certain product lines, a heavier mix of lower-margin distributed and manufactured products and unfavorable manufacturing variances related to the rebalancing of inventories, which caused some manufacturing plants to operate at reduced-capacity levels. The mix shift towards distributed products is consistent with the company's strategy of being a broad-based distributor of health-care supplies and services in the U.S. The impact of foreign currency exchange rates reduced the company's overall gross margin rate by approximately .3% in 1994 and by approximately .7% in 1993.

  The decrease in the marketing and administrative expense ratio offset the gross margin erosion in 1994. The decrease in these expenses in 1994 reflects improved expense leveraging as a result of initiatives taken in connection with the 1993 downsizing and restructuring programs. The company expects to further reduce the marketing and administrative expense ratio in 1995 and to continue the trend of reductions through 1998. The 1993 total included $53 million in charges to provide for staff reductions in the company's hospital and diagnostics businesses. The $53 million in charges were primarily incurred to combine sales staffs and streamline administrative functions.

                                MARKETING AND
                            ADMINISTRATIVE EXPENSES
                            (as a percent of sales)

                           [BAR GRAPH APPEARS HERE]

                     1990    1991    1992    1993    1994
                     -----   -----   -----   -----   -----
                     21.3%   21.1%   21.2%   21.2%   19.9%

  The following table shows research and development expenses for each industry segment (in millions):

                                                                                Percent increase (decrease)
                                                        1994    1993    1992                   1994    1993
-----------------------------------------------------------------------------------------------------------
Medical specialties                                     $259    $237    $213                     9%     11%
Medical/laboratory products and distribution              84     100     104                   (16%)    (4%)
-----------------------------------------------------------------------------------------------------------
Total research and development                          $343    $337    $317                     2%      6%
 as a % of self-manufactured sales                       5.4%    5.5%    5.3%
===========================================================================================================

  The company's research and development ("R&D") expenses increased at a lower rate in 1994 as compared to the 1993 growth rate primarily as a result of the company's strategic review of research and development initiatives. R&D expenses have increased in the medical specialties segment as the company continues to increase its investment in key strategic initiatives such as renal therapy and transplantation, the Novacor(R) left-ventricular assist system and blood substitutes. Significant R&D investments were made in 1993 in these same areas. The decrease in R&D spending in 1994 in the med/lab segment is primarily related to the rationalization of projects being developed in the diagnostics manufacturing businesses. It is anticipated that R&D spending in the med/lab segment will be lower in 1995 due to the divestiture of the diagnostics manufacturing businesses and the company's strategy to focus its R&D expenditures in the medical specialties segment. New self-manufactured products introduced to worldwide markets in the last five years comprised approximately 37% of the company's total worldwide self-manufactured sales in 1994, 35% in 1993 and 34% in 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS

  During 1993, the company recorded a special charge for major litigation settlements and minimum liability exposures, and recorded significant estimated insurance recoveries with respect to these liabilities. The net results of the charges and recoveries are as follows (in millions):

                             Gross     Estimated          Net
                        litigation     insurance   litigation
                            charge    recoveries       charge
-------------------------------------------------------------
Mammary implant
 product liabilities          $556          $426         $130
HIV/hemophilia
 product liabilities           131            83           48
Patent infringement
 settlement                    105            --          105
Legal fees and other            47            --           47
-------------------------------------------------------------
Total                         $839          $509         $330
=============================================================

  The provision for mammary implant product liabilities pertains to the company's share of the global settlement of class action litigation. The provision for HIV/hemophilia product liabilities pertains to worldwide litigation and expected settlement expenses involving anti-hemophilic Factor Concentrate cases for HIV-positive hemophiliacs. The patent infringement settlement pertains to patent litigation with Scripps Research Institute and Rhone-Poulenc Rorer, Inc., relating to certain anti-hemophilic Factor VIII products manufactured. The provision for legal fees pertains primarily to product liability litigation. See accompanying Notes to Consolidated Financial Statements titled "Legal Proceedings" for a more detailed description of these issues.

  Other costs and expenses include approximately $21 million in net gains associated with the disposal or discontinuance of minor, non-strategic businesses and investments in 1994, versus $44 million in net gains in 1993 and $21 million in net losses in 1992. The company also realized $10 million in gains related to the termination of an interest-rate hedging contract due to the significant reduction in net debt during 1994. Foreign exchange losses were $17 million in 1994, $28 million in 1993 and $26 million in 1992. Also included in other non-operating expenses in 1993 was a provision for $8 million in costs related to Baxter's settlement of anti-boycott investigations under the U.S. Export Administration Act.

  The impact of the recent devaluation of the peso in Mexico is not expected to have a material effect on Baxter's results of operations during 1995.

  Income before income taxes was $801 million in 1994 compared to a loss of $330 million in 1993 and income of $753 million in 1992. The following table shows income (loss) before income taxes for each industry segment (in millions):

                                          1994    1993    1992
--------------------------------------------------------------
Medical specialties
 Pretax income before restructuring
   and litigation charges                $ 621   $ 605   $ 556
 Restructuring and litigation charges        -    (253)      -
--------------------------------------------------------------
Total medical specialties                  621     352     556
--------------------------------------------------------------
Med/lab
 Pretax income before restructuring
   charge                                  474     422     512
 Restructuring charge                        -    (550)      -
--------------------------------------------------------------
Total med/lab                              474    (128)    512
--------------------------------------------------------------
General corporate and other
 Expenses excluding restructuring
  and litigation charges                  (101)   (135)   (128)
 Restructuring and litigation charges        -    (227)      -
--------------------------------------------------------------
Total general corporate and other         (101)   (362)   (128)
--------------------------------------------------------------
Interest - net                            (193)   (192)   (187)
--------------------------------------------------------------
Total pretax income (loss)               $ 801   $(330)  $ 753
==============================================================

  The increase in pretax income of 3% (excluding the restructuring and litigation charges in 1993) in the medical specialties segment for 1994 is primarily related to an increase in sales that was offset by lost margin and related rework costs related to the voluntary market withdrawal of Gammagard(R)IGIV discussed above.

  Pretax income in 1993 for the medical specialties segment was adversely affected by the impact of the restructuring and litigation charges discussed above. The restructuring charge was $100 million of this total (approximately $42 million non-

                                                            BAXTER INTERNATIONAL

cash) and was provided to rationalize manufacturing capacity in the U.S. and Canada, consolidate distribution facilities in Europe and streamline administrative efficiency in several countries. Excluding the restructuring and litigation charges, 1993 pretax income for the segment increased as a result of lower manufacturing costs, improved expense control and improved pricing in select product lines, offset by the adverse impact of foreign currency rates.

  The med/lab segment's pretax income (excluding the 1993 restructuring and litigation charges) increased 12% in 1994 as a result of the benefits of cost-containment measures implemented throughout 1993 and 1994, and a decrease in the level of net gains from divestitures in 1994 offset by the $53 million of downsizing costs incurred in the second and third quarters of 1993.

  The pretax loss in 1993 in the med/lab segment was due to the provision of $550 million ($231 million non-cash) for the 1993 restructuring program. These charges were incurred to make the company's domestic hospital-supply operations more efficient and more responsive in addressing the changes occurring in the U.S. health-care system. Pretax income in 1993 decreased, excluding restructuring program costs, as a result of lower sales growth of the company's manufactured products and higher sales of the company's distributed products, the impact of an inventory-reduction program that caused some manufacturing plants to operate at reduced capacity utilization levels, the company's inability to recover raw material and other cost increases through product pricing, and downsizing costs discussed previously.

  The net decrease in costs in general corporate and other (excluding the 1993 restructuring and litigation charges) in 1994 primarily reflects the impact of cost savings achieved in connection with the restructuring program and the effect of net gains associated with the disposal or discontinuance of minor, non-strategic business investments.

  The increase in interest expense for 1994 was due primarily to higher interest rates offset by lower average debt levels. The increase in interest expense for 1993 as compared to 1992 was due primarily to higher debt levels offset by lower interest rates. Interest income improved in both 1994 and 1993 due to higher average investment levels and improved returns on the company's portfolio of investments.

  The increase in pretax income in 1994 versus 1993, excluding the $700 million restructuring charge and the $330 million special charge for litigation, was primarily a result of improved sales and improved expense leveraging. The decline in pretax income from 1992 to 1993 is largely the result of restructuring and litigation charges discussed previously, which were recorded in 1993. Pretax income in 1993, excluding the charges, was $700 million.

  The effective tax rate was 26% in 1994 compared to 19% in 1993 and 25% in 1992. The 1993 effective tax rate was unusually low due primarily to the tax benefits associated with the restructuring and litigation charges discussed previously, offset by a $151 million provision for U.S. taxes on previously unremitted foreign earnings that the company intends to use for the cash requirements of its restructuring program. The increase in the 1994 effective tax rate as compared to 1992 was due primarily to a larger proportion of earnings generated in higher-tax jurisdictions.

  Net earnings from continuing operations was $596 million in 1994 compared with a net loss of $268 million in 1993 and net earnings of $561 million in 1992. Earnings per common share from continuing operations was $2.13 in 1994 versus a loss of 97 cents in 1993 and earnings of $1.99 in 1992. The loss in 1993 primarily reflects the provisions for restructuring and litigation charges. The company estimates that earnings per share from operations in 1993, excluding these charges, would have been approximately $1.95.

RESTRUCTURING PROGRAM

As discussed previously, the company announced a major restructuring program that resulted in a $700 million pretax charge in the fourth quarter of 1993. This charge included approximately $300 million for non-cash valuation adjustments as a result of the company's decision to close facilities or exit non-strategic businesses and investments. The company expects to spend approximately $400 million in cash related to the restructuring program, with most of that expended between 1994 and 1996.

MANAGEMENT'S DISCUSSION AND ANALYSIS

  The following table summarizes major components of the company's restructuring charge, use of restructuring reserves through December 31, 1994 and the remaining restructuring reserves at December 31, 1994 (in millions):

                               Major cost categories
                       -------------------------------------
                       Employee-   Write-down
                        related   of assets to  Other
                         costs      be sold     costs  Total
------------------------------------------------------------
Total restructuring
 charge                     $295          $289   $116   $700
Less reserves
 utilized through
 Dec. 31, 1994:
   Cash                       58            --     66    124
   Noncash                    --           206     --    206
------------------------------------------------------------
Reserves as of
 Dec. 31, 1994              $237          $ 83   $ 50   $370
============================================================

  Employee-related costs include provisions for severance, outplacement assistance, relocation and retention payments.

  Since the inception of the restructuring program, the company has eliminated approximately 2,300 of the approximately 4,500 positions affected by the program. The majority of the remaining reductions will occur in 1995 and 1996 as facility closures and consolidations are completed as planned.

  Since the announcement of the restructuring program, the company has implemented, or is in the process of implementing, all of the major strategic actions associated with the restructuring program and is satisfied that such programs are progressing on schedule and that the overall restructuring program will meet previously established financial targets. As part of the restructuring, the company announced its intent to divest its diagnostics manufacturing businesses and established a valuation allowance as a component of the 1993 restructuring charge. In December 1994, the company completed the divestiture of these businesses and received net proceeds of approximately $44 million in cash, $200 million in installment notes (which were collected in cash during January 1995) and $40 million in face value of preferred stock. In addition, Baxter retained accounts receivable of approximately $85 million, which will be collected from customers by Baxter in the normal course of business. Baxter has retained the rights to distribute all current diagnostics products in the U.S. The transaction was completed substantially in accordance with the company's valuation estimates and, therefore, no gain or loss was recognized on the sale. The divestiture of the diagnostics manufacturing businesses will not have a material impact on the company's results of operations, but will decrease the growth rate of sales in the med/lab segment.

  The company realized approximately $95 million in expense savings for the total year 1994, which was consistent with forecasted savings. Management believes that its overall savings to be realized in 1995 and beyond will be substantially consistent with earlier estimates disclosed which are $200 million in 1995, $275 million in 1996, $325 million in 1997 and exceeding $350 million in 1998. Management anticipates that these savings will be partially invested in increased research and development spending and the company's expansion into growing international markets. Management further believes that its remaining restructuring reserves are adequate to complete the actions contemplated by the restructuring program.

DISCONTINUED OPERATIONS

Net earnings from discontinued operations were $45 million in 1992 or 16 cents per share. This included costs the company incurred of $18 million (net of $6 million in related income tax benefits) to effect the distribution of Caremark International Inc. to Baxter stockholders as of November 30, 1992.

ADOPTION OF NEW ACCOUNTING STANDARDS

The 1993 benefit for the cumulative effect of adopting FASB Statement No. 109, "Accounting for Income Taxes" was $81 million, or 29 cents per common share. This Statement

                                                            BAXTER INTERNATIONAL

was adopted on January 1, 1993. The 1993 charge for the cumulative effect of adopting FASB Statement No. 112, "Accounting for Postemployment Benefits" was $11 million (net of $7 million in income tax benefits) or 4 cents per common share. Statement No. 112 was adopted during the fourth quarter of 1993, retroactive to January 1, 1993. The 1992 charge for the cumulative effect of adopting FASB Statement No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" covering the accounting for retiree benefits other than pensions was $165 million (net of $50 million in income tax benefits), or 59 cents per common share. Statement No. 106 was adopted during the fourth quarter of 1992, retroactive to January 1, 1992.

IMPACT OF INFLATION

In recent years, the company has experienced increases in its labor and material cost base influenced, in part, by general inflationary trends. While not directly related to inflationary trends, the company's revenue base, on average, over recent years has been adversely affected by lower average selling prices on certain products as a result of Medicare reimbursement regulations and economic pressures in the U.S. hospital marketplace. There is little correlation between general inflation rates directly affecting costs and expenses and the company's pricing levels for products sold to health-care customers. Management expects that these trends will continue.

LIQUIDITY AND CAPITAL RESOURCES

Management assesses the company's liquidity in terms of its overall ability to mobilize cash to support ongoing business levels and to fund its growth.

  The company increased its emphasis on cash flow during 1994. To facilitate this emphasis, management introduced a new internal performance measure called "operational cash flow." This measure evaluates each operating business on all aspects of cash flow under their direct control. Management's objective in 1994 was to generate "operational cash flow" of at least $450 million (after the payment of restructuring costs planned in 1994). In addition, the incentive compensation programs for the company's senior management in each business have been modified to include significant emphasis on the attainment of both "operational cash flow" as well as earnings objectives. The company expects to sustain at least $500 million in annual "operational cash flow" in the years ahead.

  The table that follows shows that "operational cash flow" increased to $954 million in 1994 from a level of $292 million in 1993. This increase enabled the company to reduce net debt by $742 million. The increase primarily reflects the increase in income and improved balance sheet management, including approximately $110 million in proceeds for the sale of certain lease receivables. The increase in the level in 1993 of $292 million from $207 million in 1992 is due to a variety of items including improvement in the collection of accounts receivable. The following table reconciles cash flow provided by continuing operations, as determined by generally accepted accounting principles, to the company's internal measure of "operational cash flow" (in millions):

Brackets denote cash outflows     1994     1993    1992
-------------------------------------------------------
Cash flow provided by
 operations                      $1,316   $ 765   $ 742
Capital expenditures               (502)   (605)   (640)
Net interest after tax              116     115     113
Other                                24      17      (8)
-------------------------------------------------------
Total "operational cash flow"    $  954   $ 292   $ 207
=======================================================

  The company's current assets exceeded current liabilities by $1.6 billion at December 31, 1994 versus an excess of $1.5 billion at December 31, 1993. Current assets at December 31, 1994, included receivables of $1.9 billion and inventories of $1.5 billion. These sources of liquidity are convertible into cash over a relatively short period of time and thus, will help the company satisfy normal operating cash requirements. Inventory level changes from 1993 contributed to the improved balance sheet management and cash flow.

MANAGEMENT'S DISCUSSION AND ANALYSIS

  Capital expenditures for the three years ended December 31, 1994, are shown below (in millions):

                                                                           Percent increase (decrease)
                                                  1994     1993     1992              1994        1993
------------------------------------------------------------------------------------------------------
Medical specialties                               $289     $266     $259                9%          3%
Medical/laboratory products and distribution       199      300      365              (34%)       (18%)
General corporate                                   14       39       16              (64%)       144%
------------------------------------------------------------------------------------------------------
Total capital expenditures                        $502     $605     $640              (17%)        (5%)
======================================================================================================

  Major capital projects in 1994 include expenditures in Singapore for a dialysis facility, renal HomeChoice(TM) leased equipment, the completion of a plant in Puerto Rico to manufacture disposable products used in the automated collection of blood and a new manufacturing plant for dialysis products in China. Capital expenditures in 1993 included the expansion of manufacturing capacity for renal products in Puerto Rico and Singapore, a recombinant manufacturing facility in Thousand Oaks, California, and expenditures for a distribution center in Waukegan, Illinois.

  As the table above illustrates, the shift of capital expenditures is consistent with the company's strategy to increase its investment in its higher-return medical specialties businesses. The company has made significant investments in recent years in its U.S. distribution and manufacturing capabilities and corporate infrastructure. As a consequence, the level of capital expenditures in the med/lab segment and general corporate capital expenditures has declined in 1994 versus 1993 and 1992 levels. The company expects to invest approximately $500 to $540 million in capital expenditures in 1995, primarily in the medical specialties segment.

  The acquisitions made by the company involved no significant change to the company's strategic direction, and were made for the purpose of acquiring technologies, broadening product lines or expanding market coverage. The proceeds received from the disposition of the diagnostics-products manufacturing and other non-strategic businesses have been used to reduce net debt. Additionally, $200 million related to the divestiture of the diagnostics manufacturing businesses was received in January 1995.

  Notes and other current receivables increased due to the $200 million in notes related to the proceeds which were received in January 1995 from the sale of the diagnostics manufacturing businesses as discussed earlier, the reclassification of insurance receivables to reflect payments expected to be received within one year offset by the sale of certain lease receivables. The decrease in long-term litigation liabilities is due primarily to the reclassifications to current liabilities of payments expected to be made within one year. There are agreements or ongoing negotiations with some insurance carriers for timely reimbursement of litigation settlements. Other reimbursements may lag the settlement payments.

DEBT AND FINANCIAL INSTRUMENTS

To meet its net financing requirements during the two years ended December 31, 1994, the company used short-term borrowings as required. For purposes of covenant compliance and rating agency reviews, the company's credit arrangements permit it to reduce its debt-to-capital ratio by a percentage of cash and equivalents. (Also see the accompanying Notes to Consolidated Financial Statements titled "Credit Facilities.")

  Net debt (after consideration of cash equivalents) declined to $2,401 million since the beginning of the year after paying $286 million in dividends. At December 31, 1994, the company's net-debt-to-net capital ratio was 39.2% versus 49.7% at year-end 1993, a decrease of 10.5 percentage points. This decrease resulted from the strong cash flow generated by the company during 1994. Net debt will be reduced further with the proceeds of $200 million received in January 1995 for the divestiture of the diagnostics manufacturing businesses.

  The company's debt ratings of A3 on senior debt by Moody's, A- by Standard & Poor's and A by Duff & Phelps were reaffirmed by each rating agency. Standard & Poor's and Duff & Phelps have indicated that continuation of these ratings in the future is dependent on Baxter's successful implementation of the 1993 restructuring program, reduction of its leverage and reduction in the uncertainty of the ultimate impact of product liability litigation.

                                                            BAXTER INTERNATIONAL

  At December 31, 1994, the company could issue up to $300 million in aggregate principal amount of additional senior unsecured debt securities under an effective registration statement filed with the Securities and Exchange Commission.

  The company intends to fund its short-term and long-term obligations as they mature by issuing additional debt or through cash flow from operations. The company believes it has lines of credit adequate to support ongoing operational, restructuring and litigation requirements. Beyond that, the company believes it has sufficient financial flexibility to attract long-term capital on acceptable terms as may be needed to support its growth objectives.

  The company uses financial instruments ("derivatives") as an essential tool to manage interest-rate risk and reduce costs of capital. It is the company's policy to manage debt securities and derivatives in an integrated manner to (i) lower funding risk by diversifying access to debt markets at an appropriate cost, (ii) reduce the cost of funding without increasing the overall interest-rate risk of the debt portfolio, and (iii) manage interest-rate risk by lowering the company's exposure to adverse movements in interest rates at a cost deemed appropriate for the benefit received. With respect to foreign exchange, the policy is to use derivatives to reduce the overall risk of the company to an acceptable level. The company does not hold or issue financial instruments for trading purposes.

  For all years the company lowered its cost of floating rate debt by issuing long-term notes in 1992 and 1993 (that remain outstanding at December 31, 1994) and swapping (for the term of the notes through 2008) the fixed rate coupon to a floating rate that resulted in a lower cost than the company's then existing short-term borrowing rate. In 1993, the company entered into a currency swap to hedge its net investment in a foreign affiliate. Starting in October 1993 and continuing through 1994, the company has been implementing a long-term hedging strategy that uses swaps to fix the interest rate of the company's short-term borrowings for up to ten years, including hedging the rate of debt expected to be issued to refinance the notes that mature during 1995. Options are used to enable the company to benefit in future periods should short-term interest rates fall below certain levels.

  In the early part of each year, the company assesses and implements appropriate hedges of its foreign exchange exposure with contracts that usually terminate on or before each year-end. The company monitors its credit exposure to its counterparties on a periodic basis using market measures that reflect the long-term nature of the hedges. In both 1994 and 1993, except for the previously discussed $10 million gain related to the termination of an interest-rate hedging contract, the gains and losses resulting from interest-rate and foreign exchange hedging activities were not material.

  The company's board of directors had previously authorized the purchase of common stock to fund various employee-benefit plans and for other corporate purposes. Under this authorization, the company purchased approximately 1.8 million shares of common stock for $47 million in 1994. In February 1995, the board of directors authorized the purchase of up to $500 million of common stock, which replaced the prior authorization. Management expects to repurchase these shares over the next two years, while maintaining a net-debt-to-net-capital ratio in the 35% to 40% range.

  In connection with a newly implemented Shared Investment Plan, the company received $121 million in cash from 63 members of Baxter's senior management team who collectively purchased 4.7 million shares of the company's common stock. This plan more directly aligns management and shareholder interests. Under terms of the voluntary program, Baxter managers used personal full-recourse loans to exercise options to purchase stock at the June 15, 1994, closing price of $26. The loans, borrowed from several commercial banks, are the personal obligations of the participants. Baxter has agreed to guarantee repayment to the banks in the event of default by a participant. Baxter may take all actions necessary to obtain full reimbursement from the participant for amounts paid to the banks under its guarantee.

  In February 1995, the board of directors declared the quarterly dividend on the company's common stock of 26.25 cents per share (annualized rate of $1.05 per share). The company intends to grow its dividends at a rate lower than its anticipated growth in earnings per share with a goal of a long-term dividend payout ratio of approximately 40% compared to the 1994 payout ratio of 48%.

                                 DIVIDENDS PER
                                 COMMON SHARE
                                 (in dollars)

                           [BAR GRAPH APPEARS HERE]

                      1990    1991    1992    1993    1994
                      ----    ----    ----    ----   -----
                      0.64    0.74    0.86    1.00   1.025

MANAGEMENT'S DISCUSSION AND ANALYSIS

LITIGATION

See the accompanying Notes to Consolidated Financial Statements titled "Legal Proceedings" for a detailed description of the company's litigation for the cases and claims from individuals seeking damages for injuries allegedly caused by silicone gel-filled mammary prostheses manufactured by a division of American Hospital Supply Corporation. That section also discusses the status of lawsuits and claims involving individuals with hemophilia, seeking damages for injuries allegedly caused by anti-hemophilic factor VIII and IX concentrates derived from human blood plasma processed and sold by the company and other commercial producers.

  As of December 31, 1994, the company has been named as a potentially responsible party for cleanup costs at 15 hazardous waste sites. The company was a significant contributor to waste disposed of at only one of these sites, the Thermo-Chem site in Muskegon, Michigan. The company expects that the total cleanup costs for this site will be between $44 million and $65 million, of which the company's share will be approximately $5 million. This amount has been accrued and is reflected in the company's financial statements.

  In all of the other sites, the company was a minor contributor and does not have information on the total cleanup costs. The company has, however, in most of these cases been advised by the potentially responsible party of its estimated exposure at these sites. Those estimated exposures total approximately $7 million. This amount has been accrued and reflected in the company's financial statements.

  The company is a defendant in a number of other claims, investigations and lawsuits. Upon resolution of any of the uncertainties described in "Legal Proceedings," the company may incur charges in excess of presently established reserves. While such future charges could have a material adverse impact on the company's net income in the period in which it is recorded, based on the advice of counsel, management believes that any outcome of these actions, individually or in the aggregate, will not have a material adverse effect on the company's consolidated financial position.

MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING

The consolidated balance sheets of Baxter International Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1994, have been prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and include some amounts that are based upon management's best estimates and judgments. The financial information contained elsewhere in this annual report is consistent with that contained in the financial statements.

  Management is responsible for establishing and maintaining a system of internal control over financial reporting and safeguarding of assets against unauthorized acquisition, use or disposition which is designed to provide reasonable assurance over the integrity and reliability of financial reporting and asset safeguarding. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived therefrom.

  Management believes that the foundation of an appropriate system of internal control is a strong ethical company culture and climate. To this end the Corporate Responsibility Office was created in 1993 to recommend to the Public Policy Committee of the Board of Directors, revisions to the company's existing ethics and compliance policies, and to direct the implementation of and compliance with the company's ethics and compliance policies and procedures. The Corporate Responsibility Office also monitors compliance with the company's ethics through audit programs and review of annual representations by senior managers. Additionally, a professional staff of corporate auditors reviews the related internal control system design, the accounting policies and procedures supporting this system and compliance therewith. The results of these reviews are reported annually to the Public Policy and Audit Committees.

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

  Management assessed the company's system of internal control as of December 31, 1994, in relation to criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, it is management's opinion that, as of December 31, 1994, the company maintained an effective system of internal controls over the preparation of its published interim and annual financial statements and over safeguarding of assets against unauthorized acquisition, use or disposition.


/s/ Vernon R. Loucks Jr.
Vernon R. Loucks Jr.
Chairman and
Chief Executive Officer


/s/ Harry M. Jansen Kraemer, Jr.
Harry M. Jansen Kraemer, Jr.
Senior Vice President
and Chief Financial Officer


/s/ Brian P. Anderson
Brian P. Anderson
Controller

REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors and Stockholders
Baxter International Inc.



In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Baxter International Inc. (the company) and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

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


/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP
Chicago, Illinois
February 13, 1995

CONSOLIDATED BALANCE SHEETS

December 31 (in millions, except shares)                                                                            1994      1993
----------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS                                       Cash and equivalents                                        $   471   $   479
                                                     Accounts receivable, net of allowance for
                                                        doubtful accounts of $39 in 1994 and $32 in 1993           1,543     1,594
                                                     Notes and other current receivables                             373        82
                                                     Inventories                                                   1,537     1,772
                                                     Short-term deferred income taxes                                271       341
                                                     Prepaid expenses                                                145       154
                                                     -----------------------------------------------------------------------------
                                                     Total current assets                                          4,340     4,422
----------------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND                                  At cost                                                       4,431     4,491
EQUIPMENT                                            Accumulated depreciation and amortization                    (1,869)   (1,836)
                                                     -----------------------------------------------------------------------------
                                                     Net property, plant and equipment                             2,562     2,655
----------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                         Goodwill and other intangibles                                2,290     2,490
                                                     Insurance receivables                                           446       509
                                                     Other                                                           364       469
                                                     -----------------------------------------------------------------------------
                                                     Total other assets                                            3,100     3,468
                                                     -----------------------------------------------------------------------------
                                                     Total assets                                                $10,002   $10,545
==================================================================================================================================
CURRENT LIABILITIES                                  Notes payable to banks                                      $   131   $   271
                                                     Current maturities of long-term debt and lease obligations      400       551
                                                     Accounts payable and accrued liabilities                      1,834     1,783
                                                     Income taxes payable                                            401       328
                                                     -----------------------------------------------------------------------------
                                                     Total current liabilities                                     2,766     2,933
----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT AND LEASE OBLIGATIONS                                                                               2,341     2,800
----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEFERRED INCOME TAXES                                                                                      167       201
----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM LITIGATION LIABILITIES                                                                                     458       674
----------------------------------------------------------------------------------------------------------------------------------
OTHER NON-CURRENT LIABILITIES                                                                                        550       752
----------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                                 Common stock, $1 par value, authorized 350,000,000 shares,
                                                        issued 287,701,247 shares in 1994 and 1993                   288       288
                                                     Additional contributed capital                                1,810     1,883
                                                     Retained earnings                                             1,762     1,452
                                                     Common stock in treasury, at cost, 5,391,092 shares in 1994
                                                        and 11,187,278 shares in 1993                               (135)     (350)
                                                     Cumulative foreign currency adjustment                           (5)      (88)
                                                     -----------------------------------------------------------------------------
                                                     Total stockholders' equity                                    3,720     3,185
                                                     -----------------------------------------------------------------------------
                                                     Total liabilities and stockholders' equity                  $10,002   $10,545
==================================================================================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31 (in millions, except per share data)                       1994     1993     1992
--------------------------------------------------------------------------------------------------------
OPERATIONS                        Net sales                                     $9,324   $8,879   $8,471
                                  Costs and expenses
                                     Cost of goods sold                          6,032    5,657    5,244
                                     Marketing and administrative expenses       1,859    1,879    1,798
                                     Research and development expenses             343      337      317
                                     Restructuring charge                           --      700       --
                                     Special charge for litigation                  --      330       --
                                     Interest - net                                193      192      187
                                     Goodwill amortization                          67       67       67
                                     Other                                          29       47      105
                                  ----------------------------------------------------------------------
                                  Total costs and expenses                       8,523    9,209    7,718
                                  ----------------------------------------------------------------------
                                  Income (loss) from continuing operations before
                                     income taxes and cumulative effect of
                                     accounting changes                            801     (330)     753
                                  Income tax expense (benefit)                     205      (62)     192
                                  ----------------------------------------------------------------------
                                  Income (loss) from continuing operations
                                     before cumulative effect of accounting
                                     changes                                       596     (268)     561
                                  Total discontinued operations                     --       --       45
                                  ----------------------------------------------------------------------
                                  Income (loss) before cumulative effect of
                                     accounting changes                            596     (268)     606
                                  Cumulative effect of change in accounting for:
                                     Income taxes                                   --       81       --
                                     Other postemployment/postretirement benefits,
                                        net of income tax benefits of $7 and $50
                                        for 1993 and 1992, respectively             --      (11)    (165)
                                  ----------------------------------------------------------------------
                                  Net income (loss)                             $  596   $ (198)  $  441
========================================================================================================
PER SHARE DATA                    Earnings (loss) per common share
                                     Continuing operations                      $ 2.13   $(0.97)  $ 1.99
                                     Total discontinued operations                  --       --     0.16
                                     Cumulative effect of change in accounting
                                        for:
                                        Income taxes                                --     0.29       --
                                        Other postemployment/postretirement
                                            benefits                                --    (0.04)   (0.59)
                                  ----------------------------------------------------------------------
                                     Net income (loss)                          $ 2.13   $(0.72)  $ 1.56
                                  ======================================================================
                                  Average number of common shares and
                                     equivalents outstanding                       280      277      279
========================================================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


Year ended December 31 (in millions) (Brackets denote cash outflows)                      1994       1993       1992
---------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED BY        Income (loss) from continuing operations                     $596      ($268)      $561
CONTINUING OPERATIONS        Adjustments
                                  Depreciation and amortization                            524        494        447
                                  Deferred income taxes                                     30       (172)        32
                                  Asset dispositions, net (pretax)                         (21)       (44)        21
                                  Restructuring and special charge for litigation           --        925         --
                                  Minority and equity interests, net of distributions       16         27         35
                                  Other                                                     12         24         13
                             Changes in balance sheet items
                                  Accounts receivable                                       (5)       (42)      (171)
                                  Inventories                                              112       (167)      (139)
                                  Accounts payable and accrued liabilities                  54         61         63
                                  Income taxes payable                                      58          4        (14)
                                  Restructuring program payments                          (106)       (29)       (63)
                                  Other                                                     46        (48)       (43)
                             ----------------------------------------------------------------------------------------
                             Cash flow provided by continuing operations                 1,316        765        742
---------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED BY DISCONTINUED OPERATIONS                                               --         --         21
---------------------------------------------------------------------------------------------------------------------
INVESTMENT TRANSACTIONS      Capital expenditures                                         (411)      (516)      (537)
                             Additions to the pool of equipment leased
                                  or rented to customers                                   (91)       (89)      (103)
                             Acquisitions (net of cash received)
                                  and investments in affiliates                            (62)      (120)      (125)
                             Proceeds from asset dispositions                              159         70         39
                             ----------------------------------------------------------------------------------------
                             Investment transactions, net                                 (405)      (655)      (726)
---------------------------------------------------------------------------------------------------------------------
FINANCING TRANSACTIONS       Issuances of debt and lease obligations                       970      2,437      3,203
                             Redemption of debt and lease obligations                   (1,593)    (2,021)    (2,684)
                             Increase (decrease) in debt with
                                  maturities of three months or less                      (151)       274       (215)
                             Redemption of preferred stock                                  --         --       (337)
                             Common stock cash dividends                                  (286)      (278)      (240)
                             Preferred stock cash dividends                                 --         --         (5)
                             Stock issued under Shared Investment Plan                     121         --         --
                             Stock issued under employee benefit plans                      56         52         85
                             Purchase of treasury stock                                    (47)      (124)      (123)
                             ----------------------------------------------------------------------------------------
                             Financing transactions, net                                  (930)       340       (316)
---------------------------------------------------------------------------------------------------------------------
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS                             11         (3)        12
---------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                                 (8)       447       (267)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                                  479         32        299
---------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                       $471       $479       $ 32
=====================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Year ended December 31 (in millions)                                                      1994       1993       1992
---------------------------------------------------------------------------------------------------------------------
ADJUSTABLE RATE              Balance, beginning of year                                 $   --     $   --     $  339
PREFERRED STOCK              Redemption of preferred stock                                  --         --       (339)
                             ----------------------------------------------------------------------------------------
                             Balance, end of year                                           --         --         --
---------------------------------------------------------------------------------------------------------------------
COMMON STOCK                 Balance, beginning and end of year                            288        288        288
---------------------------------------------------------------------------------------------------------------------
ADDITIONAL CONTRIBUTED       Balance, beginning of year                                  1,883      1,889      1,859
CAPITAL                      Stock issued under Shared Investment Plan                     (44)        --         --
                             Stock issued under employee benefit plans                     (29)        (6)        30
                             ----------------------------------------------------------------------------------------
                             Balance, end of year                                        1,810      1,883      1,889
---------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS            Balance, beginning of year                                  1,452      1,928      2,083
                             Net income (loss)                                             596       (198)       441
                             Common stock cash dividends                                  (286)      (278)      (240)
                             Preferred stock cash dividends                                 --         --         (5)
                             Stock dividend of Caremark International Inc.                  --         --       (351)
                             ----------------------------------------------------------------------------------------
                             Balance, end of year                                        1,762      1,452      1,928
---------------------------------------------------------------------------------------------------------------------
COMMON STOCK                 Balance, beginning of year                                   (350)      (281)      (234)
IN TREASURY                  Purchases                                                     (47)      (124)      (123)
                             Stock issued under Shared Investment Plan                     165         --         --
                             Stock issued under employee benefit plans                      87         55         76
                             Stock issued for acquisition                                   10         --         --
                             ----------------------------------------------------------------------------------------
                             Balance, end of year                                         (135)      (350)      (281)
---------------------------------------------------------------------------------------------------------------------
CUMULATIVE FOREIGN           Balance, beginning of year                                    (88)       (29)        38
CURRENCY ADJUSTMENT          Currency fluctuations                                          83        (59)       (67)
                             ----------------------------------------------------------------------------------------
                             Balance, end of year                                           (5)       (88)       (29)
---------------------------------------------------------------------------------------------------------------------
                             Total stockholders' equity                                 $3,720     $3,185     $3,795
=====================================================================================================================

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

  Cash payments for interest were $226 million in 1994, $217 million in 1993 and $193 million in 1992. Cash payments for income taxes related to continuing operations in 1994, 1993 and 1992 were $127, $79 and $157 million, respectively.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market. Market for raw materials is based on replacement costs and for other inventory classifications on net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

  Inventories consisted of the following at December 31 (in millions):

                      1994    1993
-----------------------------------
Raw materials        $  219  $  238
Work in process         191     221
Finished products     1,127   1,313
-----------------------------------
Total inventories    $1,537  $1,772
===================================

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

  Property, plant and equipment consisted of the following at December 31 (in millions):

                                                  1994      1993
-----------------------------------------------------------------
Land                                            $   187   $   203
Buildings and leasehold improvements              1,049     1,051
Machinery and equipment                           2,539     2,508
Equipment leased or rented to customers             365       390
Construction in progress                            291       339
-----------------------------------------------------------------
Total property, plant and equipment, at cost      4,431     4,491
Accumulated depreciation and amortization        (1,869)   (1,836)
-----------------------------------------------------------------
Net property, plant and equipment               $ 2,562   $ 2,655
=================================================================

  Depreciation expense was $381, $362 and $323 million in 1994, 1993 and 1992, respectively. Repairs and maintenance expense was $104 million in 1994, $111 million in 1993 and $115 million in 1992.

Goodwill and other intangible assets

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over estimated useful lives not exceeding 40 years. Based upon management's assessment of the future undiscounted operating cash flows of acquired businesses, the carrying value of goodwill at December 31, 1994, has not been impaired. As of December 31, 1994 and 1993, goodwill was $1,990 million and $2,098 million, respectively, net of accumulated amortization of $587 million and $538 million, respectively.

  Other intangible assets include purchased patents, trademarks, deferred charges and other identified rights which are amortized on a straight-line basis over their legal or estimated useful lives, whichever is shorter (generally not exceeding 17 years). As of December 31, 1994 and 1993, other intangibles were $300 million and $392 million, respectively, net of accumulated amortization of $256 million and $226 million, respectively.

Income taxes

Effective January 1, 1993, the company adopted Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes." Under this standard, deferred income taxes reflect the impact of temporary differences between the assets and liabilities recognized for financial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Derivatives

Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses relating to qualifying hedges of firm commitments or anticipated transactions also are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Gains and losses on interest rate and foreign exchange contracts that do not qualify for hedge accounting treatment are recognized as other income or expense.

Reclassifications

Certain immaterial reclassifications have been made to conform the 1993 and 1992 financial statements to the 1994 presentation.

RESTRUCTURING CHARGE

In November 1993, the company announced that its board of directors approved a series of strategic actions to improve shareholder value, to extend positions of leadership in high-growth health-care markets and to reduce costs. These actions were designed to make the company's domestic medical/laboratory products and distribution segment more efficient and more responsive in addressing the changes occurring in the U.S. health-care system and accelerate growth of its medical specialties businesses worldwide. The company recorded a $700 million pretax provision to cover costs associated with these restructuring initiatives.

  The following table summarizes major components of the company's restructuring charge, use of restructuring reserves through December 31, 1994, and the remaining restructuring reserves at December 31, 1994, (in millions):

                                 Major cost categories
                       -----------------------------------------
                                         Write-down
                           Employee-   of assets to    Other
                       related costs        be sold    costs   Total
--------------------------------------------------------------------
Total restructuring
 charge                         $295           $289     $116    $700
Less reserves
 utilized through
 Dec. 31, 1994:
   Cash                           58             --       66     124
   Noncash                        --            206       --     206
--------------------------------------------------------------------
Reserves as of
 Dec. 31, 1994                  $237           $ 83     $ 50    $370
====================================================================

  Employee-related costs include provisions for severance, outplacement assistance, relocation and retention payments.

  Since the inception of the restructuring program, the company has eliminated approximately 2,300 of the approximately 4,500 positions affected by the program. The majority of the remaining reductions will occur in 1995 and 1996 as facility closures and consolidations are completed as planned.

  Since the announcement of the restructuring program, the company has implemented, or is in the process of implementing, all of the major strategic actions associated with the restructuring program and is satisfied that such programs are progressing on schedule and that the overall restructuring program will meet established financial targets. As part of the restructuring, the company announced its intent to divest its diagnostics manufacturing businesses and established a valuation allowance as a component of the 1993 restructuring charge. In December 1994, the company completed the divestiture of these businesses and received net proceeds of approximately $44 million in cash, $200 million in installment notes (which were collected in cash during January 1995) and $40 million in face value of preferred stock. In addition, Baxter retained accounts receivable of approximately $85 million, which will be collected from customers by Baxter in the normal course of business. Baxter has retained the rights to distribute all current diagnostics products in the U.S. The transaction was completed substantially in accordance with the company's valuation estimates, and therefore, no gain or loss was recognized on the sale.

                                                            BAXTER INTERNATIONAL

ACQUISITIONS, INVESTMENTS IN AFFILIATES, DIVESTITURES AND DISCONTINUED
OPERATIONS

The company invested $18 million in 1994, $104 million in 1993 and $113 million in 1992 for acquisitions accounted for as purchase transactions and investments in affiliated companies. The company also issued $10 million in common stock in 1994 for one acquisition. Had these transactions taken place on January 1, consolidated results in the year of acquisition would not have been materially different from reported results. The acquisitions involved no significant change to the company's strategic direction. They were made to acquire technologies, broaden product lines and expand market coverage. Additionally, the company paid previously recorded acquisition-related liabilities associated with the 1985 acquisition of American Hospital Supply Corporation ("American") of $44 million in 1994, $16 million in 1993 and $12 million in 1992.

  The company disposed of or discontinued several minor non-strategic or unprofitable business units and investments which resulted in a net gain of $14 million (net of $7 million related tax expense) in 1994, as compared to net gains of $27 million (net of $17 million related tax expense) in 1993 and net losses of $16 million (net of related tax benefits of $5 million) in 1992. The majority of these transactions resulted in the disposition of the company's entire interest in such businesses. The aggregate net sales proceeds for such dispositions were $115 million in 1994, $70 million in 1993 and $30 million in 1992. Additionally, the company received net proceeds of $44 million in 1994 related to the divestiture of the diagnostics manufacturing businesses discussed previously.

  On October 28, 1992, the board of directors of Baxter declared a dividend to the company's common stockholders of all the common stock of Caremark International Inc. ("Caremark," formerly a wholly-owned subsidiary of Baxter). This dividend was distributed to holders of record on November 30, 1992. The primary purpose for the stock dividend was to eliminate a developing strategic competitive conflict between the customers of Baxter's hospital business and Caremark's alternate site health-care businesses. The company reported income from discontinued operations of $63 million (net of taxes of $31 million) or 22 cents per share offset by costs associated with effecting the business discontinuance of $18 million (net of a tax benefit of $6 million) or costs of 6 cents per share in 1992.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following at December 31 (in millions):

                                                  1994    1993
--------------------------------------------------------------
Accounts payable, principally trade             $  701  $  738
Employee compensation and withholdings             272     339
Restructuring and merger consolidation costs       100     237
Litigation                                         240      62
Pension and other deferred benefits                 81      64
Property, payroll and other taxes                   84      93
Other                                              356     250
--------------------------------------------------------------
Accounts payable and accrued liabilities        $1,834  $1,783
==============================================================

CREDIT FACILITIES

At December 31, 1994, Baxter's revolving credit facilities enabled the company to borrow funds on an unsecured basis at variable interest rates. The banks participating in these facilities are committed to maintain a $953 million five-year facility which expires in August 1999 and a $477 million facility which expires in July 1995. The agreements contain convenants which include a maximum debt-to-capital ratio (as defined) and a minimum interest coverage ratio. At December 31, 1994, there were no borrowings outstanding under these facilities.

  Baxter also maintains other short-term credit arrangements totaling approximately $900 million in support of international and domestic operations. At December 31, 1994, approximately $176 million of borrowings were outstanding under these facilities, of which $45 million is classified as long-term debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LONG-TERM DEBT AND LEASE OBLIGATIONS

Long-term debt and lease obligations consisted of the following at December 31 (in millions):

                                   Effective
                               interest rate        1994     1993
-----------------------------------------------------------------
Commercial paper                         6.0%     $  314   $  833
-----------------------------------------------------------------
Short-term notes                         6.0%        728      467
-----------------------------------------------------------------
Notes due 1995                           6.5%        299      297
-----------------------------------------------------------------
9-1/4% notes due 1996                    9.7%        149      148
-----------------------------------------------------------------
7-1/2% notes due 1997                    7.2%        201      202
-----------------------------------------------------------------
Notes redeemable by
 holders/callable by
 company in 1998                         9.7%        185      199
-----------------------------------------------------------------
9-1/4% notes due 1999                   10.2%         97       96
-----------------------------------------------------------------
Zero coupon notes
 due 2000                               10.7%         79       74
-----------------------------------------------------------------
Swapped notes due 1997,
 2002 and 2008                           6.2%        387      418
-----------------------------------------------------------------
Industrial development
 obligations, due 1995
 through 2013                            8.5%         71       74
-----------------------------------------------------------------
Notes and capitalized lease
 obligations due 1995
 through 2020                            7.7%        231      543
-----------------------------------------------------------------
Total long-term debt and
 lease obligations                                 2,741    3,351
Current portion                                     (400)    (551)
-----------------------------------------------------------------
Long-term portion                                 $2,341   $2,800
=================================================================

  At December 31, 1994 and 1993, commercial paper and certain short-term notes together totaling $953 million and $1 billion respectively, have been classified with long-term debt as they are supported by long-term credit facilities and will continue to be refinanced. Commercial paper and short-term notes of $89 million and $300 million as of December 31, 1994 and 1993, have been included in current maturities as they were supported by short-term credit facilities. The company had unamortized original issue discounts of $66 million for the Zero coupon notes due in 2000.

  The company leases certain facilities and equipment under capital and operating leases expiring at various dates. Most of the operating leases contain renewal options. Total expense for all operating leases was $128 million in 1994, $132 million in 1993 and $128 million in 1992.

  Future minimum lease payments (including interest) under capital and noncancelable operating leases and aggregate debt maturities at December 31, 1994, were as follows (in millions):

                                                 Aggregate
                                                      debt
                                                maturities
                                 Operating     and capital
                                    leases          leases
----------------------------------------------------------
1995                                  $ 88          $  402
1996                                    61             208
1997                                    37             228
1998                                    27             102
1999                                    19           1,056
Thereafter                              76             821
----------------------------------------------------------
Total obligations and commitments     $308           2,817
==========================================
Amounts representing interest,
 discounts, premiums and deferred
 financing costs                                        76
----------------------------------------------------------
Present value of long-term debt and
 lease obligations                                  $2,741
==========================================================


FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Concentrations of credit risk

  The company provides credit, in the normal course of business, to hospitals, private and government institutions, health-care agencies, insurance agencies and doctors' offices. The company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts.

  The company invests the majority of its excess cash, primarily generated through operations in Puerto Rico, in certificates of deposit with major banks there. These certificates typically have a maturity of 30 to 45 days. The company has not experienced any losses on its certificate of deposit investments.

Financial instrument use

  Baxter uses forward contracts, options and interest-rate swaps from one to fifteen years in duration to reduce the company's exposure to adverse movements in interest rates and lower the costs related to various debt instruments. The company does not hold or issue financial instruments for trading purposes. The book values of debt at December 31, 1994, reflect deferred hedge gains of $7 million offset by $7 million of deferred hedge losses.

                                                            BAXTER INTERNATIONAL

  The notional amounts of derivatives summarized below are used to calculate amounts exchanged in future periods relating to interest rates, foreign exchange rates or other indices. While the company is exposed to credit-related losses equal to the market value of the derivative instrument shown below (which reflects the gain or loss at December 31, that would result from replacing the instrument in the case of non-performance by the counterparty), the company does not anticipate that any of its counterparties will fail to meet their obligations because of their high credit ratings. Where appropriate, the company has diversified its selection of counterparties, and has arranged collaterization and master-netting agreements to minimize the risk of loss.

Interest rate risk management

The company's types of interest-rate contracts, their market value gain (loss) on termination, and their weighted-average interest rates as of December 31 consisted of the following (in millions):

                                                                             1994                                         1993
-------------------------------------------------------------------------------------------------------------------------------
                                                                        Weighted-                                    Weighted-
                                         Notional     Market value        average   Notional      Market value         average
                                          amounts  credit exposure  interest rate    amounts   credit exposure   interest rate
-------------------------------------------------------------------------------------------------------------------------------
Floating to fixed rate hedges                $950             $ 57                      $300               $ 9
  Average pay rate                                                            5.8%                                         4.5%
  Average receive rate                                                        6.2%                                         3.4%
Fixed to floating rate (swapped notes)        395              (31)                      405                22
  Average pay rate                                                            6.2%                                         3.4%
  Average receive rate                                                        7.3%                                         7.3%
Options                                       425               13                       350                (5)
Hedges of anticipated transactions            300               30                       300                 7
===============================================================================================================================

  Options principally consisted, in 1993, of swaptions which expired in 1994, and in 1994 of caps and floors that will lower the cost of associated debt if floating rates fall below 7.5% during the periods from 1996 through 2005. Hedges of anticipated transactions consisted of forward starting swaps hedging the debt expected to be issued upon the maturity of the company's notes in 1995 at a fixed rate of approximately 7%.

Foreign exchange risk management

The company enters into various types of foreign exchange contracts in managing its foreign exchange risk including their market gain (loss) on termination, as indicated in the following table at December 31 (in millions):

                                                                   1994                          1993
------------------------------------------------------------------------------------------------------
                                             Notional      Market value    Notional      Market value
                                              amounts   credit exposure     amounts   credit exposure
------------------------------------------------------------------------------------------------------
Foreign exchange contracts                       $462              $(40)       $191               $(8)
======================================================================================================

  The corporation enters into forward exchange contracts and options to hedge anticipated but not yet committed sales expected to be denominated in foreign currencies. The term of these currency derivatives are less than two years. The purpose of the company's foreign currency hedging activities is designed to protect the company from the risk that the eventual dollar net cash inflows resulting from the sale of products to foreign customers, purchases from foreign suppliers and the repayment on non-U.S. dollar borrowings may be adversely affected by changes in exchange rates. The company also enters into foreign exchange contracts, for up to ten years, to hedge its net investments in foreign affiliates. The company principally hedges the following currencies: Japanese Yen, Belgian Franc, Canadian Dollar and French Franc.

  Deferred realized and unrealized gains and losses from hedging anticipated but not yet committed sales and purchase transactions are not material to the company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair values of financial instruments

  The carrying values of cash and cash equivalents, accounts receivable and payable, and accrued liabilities, approximate fair value due to the short-term maturities of these assets and liabilities.

  Investments in affiliates are accounted for by both the cost and equity methods and pertain to several minor equity investments in companies for which fair values are determined by quoted market prices and others for which fair values are not readily available, but are believed to exceed carrying amounts. The assets and liabilities of the company also include the following categories of financial instruments as of December 31 (in millions):

                                                    Carrying amounts   Approximate fair values
-----------------------------------------------------------------------------------------------
                                                   1994         1993         1994         1993
----------------------------------------------------------------------------------------------
Assets
 Long-term insurance receivables                  $  446      $  509       $  248       $  222
 Investment in affiliates                            163         180          235          180
Liabilities
 Notes payable to banks                              131         271          131          271
 Short-term borrowings classified as long-term     1,042       1,300        1,042        1,300
 Other long-term debt and lease obligations        1,699       2,051        1,694        2,206
 Interest rate and foreign exchange hedges           N/A         N/A          (29)         (25)
 Long-term litigation liabilities                    458         674          254          384
==============================================================================================

  The aggregate fair value of notes payable to banks and short-term borrowings approximates its carrying amount because of the recent and frequent repricing based on market conditions. The fair value of other long-term debt and lease obligations was based on quoted market prices for the same or similar issues, giving consideration to quality, interest rates, maturity and other significant characteristics. The aggregate fair value of hedges was based on market valuations and is equivalent to the credit exposures at each December 31 for these instruments. Although the company's litigation has not yet been settled, the estimated fair values of insurance receivables and litigation liabilities were computed by discounting the expected cash flows based on currently available information.

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

  If, after the Rights become exercisable, any person or group (the "Acquirer") acquires 20% or more of the common stock (except pursuant to an offer for all outstanding shares of common stock which the independent directors determine to be fair to and otherwise in the best interests of the company and its stockholders) each Right may be exercised for common stock (or, in certain circumstances, cash, other property or securities) having a value of $140. In specified circumstances, each Right may be exercised for common stock of an acquiring entity having a value of $140. All Rights held by the Acquirer will be null and void. The company may generally redeem the Rights at a price of $.01 per Right at any time until 10 days following a public announcement that a person or group has acquired 20% or more of the common stock. The Rights will expire on March 20, 1999, unless earlier redeemed.

                                                           BAXTER INTERNATIONAL

Adjustable rate preferred stock

On April 1, 1992, the company redeemed all 6,771,408 outstanding shares of its adjustable rate preferred stock, no par value, $50 liquidation value, for a redemption price of $50 per share together with the regular quarterly dividend of 78.75 cents per share. No shares of this security may be issued in the future.

COMMON STOCK

In connection with a newly implemented Shared Investment Plan, the company received $121 million in cash from 63 members of Baxter's senior management team who collectively purchased 4,685,000 shares of the company's common stock. This plan more directly aligns management and shareholder interests. Under the terms of the voluntary program, Baxter managers used personal full-recourse loans to exercise options to purchase stock at the June 15, 1994, closing price of $26. The loans, borrowed from several commercial banks, are the personal obligation of the participants. Baxter has agreed to guarantee repayment to the banks in the event of default by a participant.

  All common stock prices and outstanding shares for unfulfilled employee benefit plan obligations were, as of November 30, 1992, equitably adjusted to maintain the value of the benefits by taking into consideration the market price of Baxter stock before and after the Caremark distribution. The following tables reflect this adjustment.

  The company has employee stock purchase plans under which the sale of its common stock has been authorized. The purchase price is the lower of 85% of the closing market price on the date of subscription or 85% of the closing market price on the date sufficient funds have been withheld to purchase 20 shares. Stock purchase plan transactions for the three years ended December 31, 1994, are summarized below:

Shares subscribed              1994            1993            1992
-----------------------------------------------------------------------
Beginning of year             2,496,703       1,704,735       1,726,738
Subscriptions                 1,968,058       3,303,465       1,993,581
Equitable adjustment                 --              --         479,477
Purchases                    (1,881,757)     (1,592,102)     (1,488,925)
Cancellations                  (532,034)       (919,395)     (1,006,136)
-----------------------------------------------------------------------
End of year                   2,050,970       2,496,703       1,704,735
-----------------------------------------------------------------------
Subscription price per
 share outstanding,
 end of year              $17.21-$31.19   $17.21-$32.78   $19.59-$32.78
=======================================================================

  At December 31, 1994, approximately 6,400 of approximately 32,000 eligible employees in the U.S. and Canada and approximately 900 of approximately 12,000 other eligible employees were participating in the plans. Expiration dates for these subscriptions run from 1995 to 1997. The weighted average subscription price approximated $20.87 for U.S. and Canadian employees and $20.21 for other employees at December 31, 1994.

  The company has various employee stock option plans. All outstanding options under these plans have been granted at 100% of market value on the dates of grant.

  Stock option transactions for employees and directors for the three years ended December 31, 1994, are summarized below:

Option shares
 outstanding                   1994            1993           1992
----------------------------------------------------------------------
Beginning of year            11,225,565       8,887,657      9,125,182
Granted                       2,777,182       3,496,709      2,166,200
Equitable adjustment                 --              --        555,223
Exercised                      (471,837)       (466,105)    (1,590,324)
Cancelled/Expired            (1,162,590)       (692,696)    (1,368,624)
----------------------------------------------------------------------
End of year                  12,368,320      11,225,565      8,887,657
======================================================================
Option price per share
 Exercised                $ 8.35-$26.00   $10.32-$24.36   $8.74-$35.75
 Outstanding,
  end of year             $13.07-$36.66   $ 8.35-$36.66   $8.35-$36.66
======================================================================

  As of December 31, 1994, options were held by approximately 6,500 employees, of which 7,225,525 shares were exercisable. Expiration dates for these options range from 1995 to 2004. The weighted average option price approximated $27.83 at December 31, 1994.

  In addition, stock options were granted to The Baxter Foundation ( a philanthropic organization), as follows: an option to purchase 1,047,000 shares of common stock, at $33.78 per share (both equitably adjusted) was granted on April 22, 1991, and expires in 2001; and an option to purchase 1 million shares of common stock at $33.75 per share was granted on December 2, 1992, and expires in 2002. The Baxter Foundation sold its option to purchase 250,000 shares of common stock, exercisable at $18.1875 per share, to an unrelated not-for-profit organization, which then exercised the option during 1992.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Under various plans, the company has made grants of restricted stock and performance shares in the form of the company's common stock to provide incentive compensation to key employees and non-employee directors.

  Restricted stock transactions for the three years ended December 31, 1994, are summarized below:

Restricted stock
outstanding             1994        1993        1992
------------------------------------------------------
Beginning of year    1,466,200   2,052,777   2,336,023
Granted                508,320       5,400     858,211
Vested (free of
 restrictions)        (169,709)   (313,353)   (904,488)
Cancelled             (232,970)   (278,624)   (236,969)
------------------------------------------------------
End of year          1,571,841   1,466,200   2,052,777
======================================================

  At December 31, 1994, 158,340 shares were subject to restrictions which lapse between 1995 and 1998, and 1,413,501 shares were subject to restrictions that lapse upon achievement of future performance objectives.

  Performance share transactions for the three years ended December 31, 1994, are summarized below:

Performance shares
 outstanding               1994      1993      1992
----------------------------------------------------
Beginning of the year     49,547    57,736    57,736
Granted/awarded           12,000    12,000    12,000
Issued                   (20,001)  (20,189)  (12,000)
Cancelled                   (875)       --        --
----------------------------------------------------
End of year               40,671    49,547    57,736
====================================================

  The company's board of directors had previously authorized the purchase of common stock to fund various employee-benefit plans and for other corporate purposes. The company purchased 1.8 million shares of common stock for $47 million in 1994 under this authorization. In February 1995, the board of directors authorized the purchase of up to $500 million of common stock, which replaced the prior authorization.

  At December 31, 1994, the company's common stock was reserved for issuance as follows:

--------------------------------------------------------
Acquisitions                                     986,525
Stock purchase plans                           4,585,012
Management incentive compensation programs    21,744,305
Other                                          2,047,000
--------------------------------------------------------
Total shares reserved                         29,362,842
========================================================

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

  The assumed discount rate applied to benefit obligations to determine 1994 pension expense was 7.5% and the assumed long-term rate of return on assets was 10.5% for the U.S. and Puerto Rico plans. These rates averaged 7.4% and 8.0% respectively, for the international plans. Pension expense includes the following components (in millions):

                                                        1994    1993    1992
----------------------------------------------------------------------------
Service cost-benefits earned
 during the period                                      $ 51    $ 50    $ 42
Interest cost on projected
 benefit obligation                                       74      72      63
Actual return on assets                                  (70)    (67)    (50)
Net amortization and deferral                             10      21       7
----------------------------------------------------------------------------
Total pension expense                                   $ 65    $ 76    $ 62
============================================================================

  Assumptions used in determining the funded status of these plans as of December 31, 1994 and 1993, were:

                                                                  December 31,
                                                              1994        1993
------------------------------------------------------------------------------
Annual rate of increase in compensation levels:
 U.S. plans                                                   4.5%        4.5%
 Puerto Rico plan                                             4.0%        4.0%
 International plans (average)                                4.8%        4.6%
Discount rate applied to benefit obligations:
 U.S. plans                                                   9.0%        7.5%
 Puerto Rico plan                                             9.0%        7.5%
 International plans (average)                                7.4%        7.7%
Return on assets:
 U.S. plans                                                   9.5%       10.5%
 Puerto Rico plan                                             9.5%       10.5%
 International plans (average)                                8.0%        8.4%
==============================================================================

                                                           BAXTER INTERNATIONAL


  The following table sets forth the funded status and amount included in the consolidated balance sheets at December 31, 1994 and 1993, (in millions):

                                            Plans whose            Plans whose
                                            accumulated          assets exceed
                                        benefits exceed            accumulated
                                                 assets               benefits
-------------------------------------------------------------------------------
                                           December 31,           December 31,
                                        1994       1993        1994       1993
-------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
    Vested benefits                      $56       $789        $683       $ 46
-------------------------------------------------------------------------------
    Accumulated benefits                 $59       $817        $702       $ 48
-------------------------------------------------------------------------------
    Projected benefits                   $80       $924        $782       $ 61
Less plan assets at fair value            13        675         761         73
-------------------------------------------------------------------------------
Projected benefit obligation
  in excess of plan assets                67        249          21        (12)
Unrecognized net gains
  and unrecognized prior
  service cost                             8       (100)         17         (4)
Unrecognized obligation at
  January 1, net of
  amortization                            (7)       (59)        (37)         4
Additional minimum liability              --         62          --         --
-------------------------------------------------------------------------------
Net pension liability (asset)            $68       $152        $  1       $(12)
===============================================================================

  The company also offers non-qualified supplemental retirement benefits to certain individuals. The liability for these benefits was $9 million and $6 million at December 31, 1994 and 1993, respectively.

  Most U.S. employees are eligible to participate in a qualified 401(k) plan. Participants may contribute up to 12% of their annual compensation (limited in 1994 to $9,240 per individual) to the plan and the company matches participants' contributions, up to 3% of compensation. Matching contributions made by the company were $27 million in 1994, $28 million in 1993 and $27 million in 1992.

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

  Net postretirement health-care and life insurance expense includes the following components (in millions):

                                                         1994           1993
-----------------------------------------------------------------------------
Service cost-benefits earned during the period            $ 5            $ 7
Interest cost on projected benefit obligation              16             16
Net amortization and deferral                              (1)            --
-----------------------------------------------------------------------------
Net postretirement benefits cost                          $20            $23
=============================================================================

  Assumptions used in determining the net postretirement benefits cost in 1994 and 1993 were:

                                                         1994           1993
-----------------------------------------------------------------------------
Discount rate                                            7.5%             8%
Annual rate of increase in
  the per capita cost                                     13%            14%
  Rate to decrease to                                      5%             6%
  by the year ended                                      2002           2002
=============================================================================

  The postretirement benefit plans are not funded. The present value of the company's obligation included in the consolidated balance sheets at December 31, 1994 and 1993, is as follows (in millions):

                                                                December 31,
                                                         1994           1993
-----------------------------------------------------------------------------
Accumulated postretirement benefit
  obligation ("APBO"):
  Retirees                                               $118           $112
  Fully eligible active participants                        6             11
  Other active participants                                61             85
  Unrecognized net gains                                   73             45
-----------------------------------------------------------------------------
Accrued postretirement benefit liability                 $258           $253
=============================================================================

  Assumptions used in determining the APBO at December 31, 1994 and 1993, were:

                                                                December 31,
                                                         1994           1993
-----------------------------------------------------------------------------
Discount rate applied to APBO                            9.0%           7.5%
Annual rate of increase in the
  per capita cost                                         11%            13%
  Rate to decrease to                                      5%             5%
  By the year ended                                      2002           2002
Increase if health-care trend
  rates increase by 1% in
  each year (in $ millions)
    APBO                                                  $29            $30
    Expense                                               $ 3            $ 3
=============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



  Effective January 1, 1993, the company adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits" which requires accrual accounting for postemployment benefits such as disability-related and workers compensation payments. The company recorded the obligation as a cumulative effect of an accounting change for $11 million (net of $7 million in related income tax benefits). The effect of this change on 1993 operating income versus the prior method of accounting for these benefits was not material. The company's liability for these benefits was approximately $35 million and $29 million at December 31, 1994 and 1993, respectively.

INTEREST AND OTHER NON-OPERATING EXPENSES

For the three years ended December 31, 1994, the components of interest-net and other non-operating expenses (income) are as follows (in millions):

                                       1994      1993      1992
---------------------------------------------------------------
Interest-net
  Interest costs                       $242      $232      $221
  Interest costs capitalized             (5)      (10)      (10)
---------------------------------------------------------------
  Interest expense                      237       222       211
  Interest income                       (44)      (30)      (24)
---------------------------------------------------------------
Total interest-net                     $193      $192      $187
===============================================================

Other expenses (income)
  Equity in losses of affiliates       $ 18      $ 25      $ 32
  Asset dispositions, net               (21)      (44)       21
  Minority interests                      9        11        13
  Foreign exchange                       17        28        26
  Termination of interest-rate
    hedging contracts                   (10)       --        --
  Settlement of anti-boycott
    investigations                       --         8        --
  Other                                  16        19        13
---------------------------------------------------------------
Total non-operating expenses           $ 29      $ 47      $105
===============================================================

INCOME TAXES

U.S. federal income tax returns filed by Baxter International Inc. through December 31, 1986, have been examined and closed by the Internal Revenue Service. In the opinion of management, the company has made adequate provisions for tax expenses for all open years. Income (loss) before tax expense by category is as follows (in millions):

                                       1994      1993      1992
---------------------------------------------------------------
U.S.                                   $327     $(585)     $390
International                           474       255       363
---------------------------------------------------------------
Income (loss) from
  continuing operations
  before income tax expense            $801     $(330)     $753
===============================================================

  Income tax expense (benefit) related to continuing operations and before cumulative effect of accounting changes by category and by income statement classification is as follows (in millions):

                                       1994      1993      1992
---------------------------------------------------------------
Current
  U.S.
    Federal                            $ 38     $  15      $ 55
    State and local                      40        35        55
  International                          97        60        50
---------------------------------------------------------------
Current income tax expense              175       110       160
---------------------------------------------------------------
Deferred
  U.S.
    Federal                              18      (137)        4
    State and local                      10       (24)        4
  International                           2       (11)       24
---------------------------------------------------------------
Deferred income tax
  expense (benefit)                      30      (172)       32
---------------------------------------------------------------
Income tax expense (benefit)           $205      $(62)     $192
===============================================================

  The income tax for continuing operations was calculated as if Baxter were a stand-alone entity (without income from discontinued operations).

  Effective January 1, 1993, the company adopted FASB Statement No. 109, "Accounting for Income Taxes." Baxter recorded a tax benefit of $81 million, or 29 cents per common share reflecting the cumulative effect of the accounting

                                                            BAXTER INTERNATIONAL

change. The components of deferred tax assets and liabilities are as follows (in millions):

                                                    December 31,   January 1,
                                              1994         1993         1993
----------------------------------------------------------------------------
Deferred tax assets
 Accrued expenses                             $247        $ 302         $237
 Accrued postretirement benefits                91           90           82
 Merger and restructuring costs                148          262           46
 Alternative minimum tax credit                 77           75           73
 Tax credits and net
   operating losses                             26           24           16
 Valuation allowances                          (43)         (37)         (23)
----------------------------------------------------------------------------
     Total deferred tax assets                 546          716          431
----------------------------------------------------------------------------
Deferred tax liabilities
 Asset basis differences                       295          337          317
 Subsidiaries' unremitted earnings             132          195           87
 Other                                          12           47           81
----------------------------------------------------------------------------
     Total deferred tax
      liabilities                              439          579          485
----------------------------------------------------------------------------
Net deferred tax assets (liabilities)         $107         $137         $(54)
============================================================================

  Prior to 1993, deferred income taxes were provided under the accounting rules then in effect. The components of the deferred income tax provisions were (in millions):

                                                 1992
-----------------------------------------------------
Accelerated depreciation and amortization         $15
Restructuring costs                                27
Alternative minimum tax                            (2)
Asset dispositions                                 (3)
Accrued expenses                                  (16)
Other timing differences                           11
-----------------------------------------------------
Deferred income tax expense                       $32
=====================================================

  Income tax expense before cumulative effect of accounting changes applicable to consolidated income from continuing operations differs from income tax expense calculated by using the U.S. federal income tax rate for the following reasons (in millions):

                                    1994    1993    1992
--------------------------------------------------------
Income tax expense (benefit) at
 statutory rate                    $ 280   $(116)  $ 256
Tax-exempt operations               (129)   (128)   (123)
Unremitted foreign earnings           --     151      --
Nondeductible goodwill                23      30      22
State and local taxes                 15     (18)     12
Tax credit carryforwards              --      --      12
Foreign tax expense                    7      20       8
Other factors                          9      (1)      5
--------------------------------------------------------
Income tax expense (benefit)       $ 205   $ (62)  $ 192
========================================================

  The company has received a tax exemption grant from Puerto Rico which provides that manufacturing operations will be partially exempt from local taxes until the year 2002. Appropriate taxes have been provided for these operations assuming repatriation of all available earnings. In addition, the company has other manufacturing operations outside the U.S. that benefit from reductions in local tax rates under tax incentives that will continue at least through 1997.

  U.S. federal income taxes, net of available foreign tax credits, on unremitted earnings deemed permanently reinvested would be approximately $173 million as of December 31, 1994. A federal tax provision of $151 million was made in 1993 for unremitted foreign earnings to allow the transfer of $430 million cash to the U.S. for restructuring costs.

LEGAL PROCEEDINGS

During 1993, the company recorded a special charge for major litigation settlements and minimum liability exposures, and recorded significant estimated insurance recoveries with respect to these liabilities. The net results of the charges and recoveries are as follows (in millions):

                                            Estimated
                        Gross litigation    insurance   Net litigation
                                  charge   recoveries           charge
----------------------------------------------------------------------
Mammary implant
 product liabilities                $556         $426             $130
HIV/hemophilia
 product liabilities                 131           83               48
Patent infringement
 settlement                          105           --              105
Legal fees and other                  47           --               47
----------------------------------------------------------------------
Total                               $839         $509             $330
======================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  As of December 31, 1994, the company was a defendant, together with other defendants, in 6,235 lawsuits and had 1,757 pending claims from individuals, all of which seek damages for injuries allegedly caused by silicone mammary prostheses ("mammary implants") manufactured by the American Heyer-Schulte division of American. The comparable number of cases and claims was 4,870 as of December 31, 1993. In 1994, 311 cases and claims were disposed of.

  The typical case or claim alleges that the individual's mammary implants caused one or more of a wide range of ailments, including non-specific autoimmune disease, scleroderma, lupus, rheumatoid arthritis, fibromyalgia, mixed connective tissue disease, Sjogren's Syndrome, dermatomyositis, polymyositis, and chronic fatigue.

  In addition to the individual suits against the company, a class action on behalf of all women with mammary implants filed against all manufacturers of such implants has been conditionally certified and is pending in the United States District Court for the Northern District of Alabama (Dante, et al., v. Dow Corning, et al., U.S.D.C., N. Dist., Ala., 92-2589; part of In re: Silicone Gel Breast Implant Product Liability Litigation, U.S.D.C., N. Dist. Ala., MDL 926, (U.S.D.C., N. Dist. Ala., CV 92-P-10000-S)). The company has been named in several other similar certified or purported class actions.

  Additionally, the company has been served with a purported class action brought on behalf of children allegedly exposed to silicone in utero and through breast milk. (Feuer, et al., v. McGhan, et al., U.S.D.C., E. Dist. N.Y., 93-0146.) The suit names all mammary implant manufacturers as defendants and seeks to establish a medical monitoring fund.

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

  There also are issues concerning which of the company's insurers is responsible for covering each matter and the extent of the company's claims for contribution against third parties. The company believes that a substantial portion of the liability and defense costs related to mammary implant cases and claims will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. Most of the company's insurers have reserved (i.e., neither admitted nor denied), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. The company is engaged in active negotiations with its insurers concerning coverages and the settlement described below. Two of the company's claims-made insurers have tendered the full amounts of their policies to the company and a third has tendered the full amounts of its policy on a prorata basis as claims are paid. Additionally, the company received certain funds in settlement of claims pending against a carrier in liquidation. The total amount tendered is $85 million.

  Also, some of the mammary implant cases pending against the company seek punitive damages and compensatory damages arising out of alleged intentional torts. Depending on policy language, applicable law, and agreements with insurers, the damages awarded pursuant to such claims may or may not be covered, in whole or in part, by insurance. On February 7, 1994, the company filed suit against all of the insurance companies that issued product liability policies to American, American Heyer-Schulte and Baxter for a declaratory judgment that: the policies cover each year of injury or claim; the company may choose among multiple coverages; coverage begins with the date of implant; and legal fees and punitive damages are covered. Subsequently, certain of the company's product liability insurance carriers filed suit against the company and all of its other carriers for a declaratory judgment to define various terms in the company's insurance policies, the extent of the company's coverage, the date of the occurrences giving rise to coverage, and the relative liabilities of the various insurance carriers involved. In both cases, the parties have entered into a "stand-still" agreement while negotiations continue.

  Representatives of the plaintiffs and certain defendants in these cases have negotiated a global settlement of the issues under the jurisdiction of the Court in the Dante v. Dow Corning, et al. case (now known as Lindsay, et al., v. Dow Corning, et al.). The monetary provisions of the settlement providing compensation for all present and future plaintiffs and claimants

                                                           BAXTER INTERNATIONAL

based on a series of specific funds and scheduled medical conditions have been agreed upon by most of the significant defendants and representatives of the plaintiffs. The total of all of the specific funds, that would be paid-in and made available over approximately thirty years following final approval of the settlement by the courts, is capped at $4.75 billion. The settling defendants have agreed to fund $4.255 billion of this amount. The company's share of this settlement has been established by the settlement negotiations at $556 million. Appeals have been filed challenging the global settlement.

  The global settlement gave individual plaintiffs and claimants the opportunity to elect to remove themselves from the settlement ("opt-out"). The initial opt-out period ended July 1, 1994. As of January 1995, approximately 11,360 individuals have opted out of the global settlement, of which 3,757 allege claims against Baxter. Of the opt-outs who filed claims against Baxter, 2,101 represent U.S. claimants, 1,656 represent foreign claimants. The number of opt-outs against Baxter will change as some claimants elect to rescind their opt-out notice, others are found to not have valid claims against Baxter, and others are identified as having claims against Baxter. In December 1994, and January 1995, over 1,600 opt-out claimants asserting a claim against Baxter rescinded their opt-out notices and returned to the global settlement. The company believes that a substantial number of the suits filed in the second, third and fourth quarters of 1994 against Baxter will ultimately be dismissed because it will be determined that no Heyer-Schulte mammary implant is involved.

  At present, the company is not able to estimate the nature and extent of its potential future liability with respect to opt-outs. The company believes that most of its potential future liability with respect to opt-outs is covered by insurance. The company intends to continue to litigate pending mammary implant cases.

  In the fourth quarter of 1993, the company accrued $556 million for its estimated liability resulting from the global settlement of the mammary implant class action and recorded a receivable for estimated insurance recovery of $426 million, resulting in a net charge of $130 million. The reserves for the settlement do not include any provisions for opt-outs.

  Upon resolution of any of the uncertainties concerning these cases, the company will ultimately incur charges in excess of presently established reserves. While such a future charge could have a material adverse impact on the company's net income in the period in which it is recorded, management believes that any outcome of this litigation will not have a material adverse effect on the company's consolidated financial position.

  As of December 31, 1994, the company was a defendant, together with other defendants, in 246 lawsuits, and had one pending claim, in the United States and Canada involving individuals who have hemophilia, or their representatives. Those cases and the claim seek damages for injuries allegedly caused by anti-hemophilic factor concentrates VIII and IX derived from human blood plasma processed and sold by the company. Furthermore, 57 lawsuits seeking damages based on similar allegations are pending in Ireland and Japan.

  The typical case or claim alleges that the individual with hemophilia was infected with HIV by infusing Factor VIII or Factor IX concentrates ("Factor Concentrates") containing HIV.

  All Federal Court Factor Concentrate cases have been transferred to the U.S.D.C. for the Northern District of Illinois for case management under Multi District Litigation (MDL) rules. In addition to the individual suits against the company, a purported class action was filed on September 30, 1993, on behalf of all U.S. residents with hemophilia (and their families) who were treated with Factor Concentrates and who allegedly are infected with HIV as a result of the use of such Factor Concentrates. This lawsuit was filed in the United States District Court for the Northern District of Illinois (Wadleigh, et al., v. Rhone-Poulenc Rorer, et al., U.S.D.C., N. Dist., Ill. 93C 5969). The court has certified the class only for the purpose of determining whether the defendants' actions were negligent. Baxter has also been named in three other purported class actions, none of which have been certified and all of which have been transferred to the MDL for discovery purposes.

  Many of the cases and claims are at very preliminary stages, and the company has not been able to obtain information sufficient to evaluate each case and claim. In most states, the company's potential liability is limited by laws that provide that the sale of blood or blood derivatives, including Factor Concentrates, is not the sale of a "good," and thus is not covered by the doctrine of strict liability. As a result, each claimant will have to prove that his or her injuries were caused by the company's negligence. The Wadleigh case alleges that

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the company was negligent in failing: to use available purification technology; to promote research and development for product safety; to withdraw Factor Concentrates once it knew or should have known of viral-contamination of such concentrates; to screen plasma donors properly; to recall contaminated Factor Concentrates; and to warn of risks known at the time the product was used. The company denies these allegations and has filed a challenge to the class proceedings.

  The company believes that a substantial portion of the liability and defense costs related to anti-hemophilic Factor Concentrate cases and claims will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. Most of the company's insurers have reserved (i.e., neither admitted nor denied), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. Zurich Insurance Co., one of the company's comprehensive general liability insurance carriers has filed a suit in Illinois, against the company seeking a declaratory judgment that the policies it had issued do not cover the losses that the company has notified it of for a number of reasons, including that Factor Concentrates are products, not services, and are, therefore, excluded from the policy coverage, and that the company has failed to comply with various obligations of tender, notice, and the like under the policies. The company has filed suit in California against all of the insurance companies that issued comprehensive general liability and excess liability policies to the company for a declaratory judgment that the policies of all of the carriers provide coverage. In that suit, the company also sued Zurich for failure to defend it and Zurich and Columbia Casualty Company for failure to indemnify it. Subsequently, the company's excess liability insurance carriers also brought suit for a declaratory judgment as to the parties' respective liabilities. The suit filed by Zurich has been stayed pending resolution of the company's case against Zurich and its excess carriers. Zurich has appealed that stay.

  The company has notified its insurers concerning coverages and the status of the cases. Also, some of the anti-hemophilic factor concentrates cases pending against the company seek punitive damages and compensatory damages arising out of alleged intentional torts. Depending on policy language, applicable law and agreements with insurers, the damages awarded pursuant to such claims may or may not be covered, in whole or in part, by insurance. Accordingly, the company is not currently in a position to estimate the amount of its potential future recoveries from its insurers, but has estimated its recovery with respect to the reserves it has established.

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

  On February 21, 1994, the company began the voluntary withdrawal world-wide of its Gammagard(R) IGIV (intravenous immune globulin) because of indications that it might be implicated in Hepatitis C infections occurring in users of the product. Gammagard is a concentration of antibodies derived from human plasma and is used to treat immune-suppressed patients. A new immune globulin product, Gammagard(R) S/D, produced with an additional viral inactivation process was introduced by the company after licensure in the United States and certain other countries.

  As of December 31, 1994, the company had received reports of Hepatitis C transmission from 219 patients. The exact cause for these reports has not been determined; however, all reports have been associated with Gammagard injections produced from plasma which was screened for antibodies to the Hepatitis C virus through second generation testing. The number of patients receiving Gammagard(R) IGIV produced from the second generation screened plasma is not yet known, nor is the number of patients claiming exposure to Hepatitis C known.

                                                            BAXTER INTERNATIONAL

  As of December 31, 1994, 14 suits resulting from this incident have been served on the company. Two suits have been filed as purported class actions, Lowe v. Baxter, U.S.D.C., W.D. KY, C94-0125, and Mock v. Baxter, U.S.D.C., ID, CIV-94-0524-S-LMV. The suits allege infection with the Hepatitis C virus from the use of Gammagard(R). The company is defending these cases.

  At this time the company cannot estimate its level of exposure to claims or lawsuits stemming from the market withdrawal. The company does not, however, at this time expect the exposure to have a material adverse effect on the company's operations or its consolidated financial condition.

  At the start of 1993, the company was a defendant in patent litigation brought by Scripps Clinic and Research Foundation ("Scripps") and Rhone-Poulenc Rorer, Inc. (formerly Rorer Group, Inc.) ("Rorer") in which the plaintiffs alleged that the company's monoclonal anti-hemophilic Factor VIII and its Recombinate(TM) Factor VIII infringed a patent. The company entered into a worldwide settlement of the litigation with Scripps and Rorer. The settlement agreement required Baxter to pay $105 million to Rorer to settle claims relating to certain anti-hemophilic Factor VIII products.

  As of December 31, 1994, the company has been named as a potentially responsible party for cleanup costs at 15 hazardous waste sites. The company was a significant contributor to waste disposed of at only one of these sites, the Thermo-Chem site in Muskegon, Michigan. The company expects that the total cleanup costs for this site will be between $44 million and $65 million, of which the company's share will be approximately $5 million. This amount has been reserved and is reflected in the company's financial statements.

  In all of the other sites, the company was a minor contributor and does not have information on the total cleanup costs. The company has, however, in most of these cases been advised by the potentially responsible party of its roughly estimated exposure at these sites. Those estimated exposures total approximately $7 million. This amount has been reserved and reflected in the company's financial statements.

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

Medical/laboratory products and distribution

Baxter manufactures medical and laboratory supplies and equipment, including intravenous solutions and pumps, surgical instruments and procedure kits, and a range of disposable and reusable medical products. These self-manufactured products, as well as a significant volume of third-party manufactured medical products, are primarily distributed through the company's extensive distribution system to U.S. hospitals, alternate-site care facilities, medical laboratories, and industrial and educational facilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Financial information by industry segments for the three years ended December 31, 1994, is summarized as follows (in millions):

                                                                   Medical/
                                                                 laboratory       General
                                                     Medical   products and     corporate     Interest-
1994                                             specialties   distribution     and other           net         Total
----------------------------------------------------------------------------------------------------------------------
Net sales                                             $3,557          5,767            --            --       $ 9,324
Pretax income (loss)                                  $  621            474          (101)         (193)      $   801
Identifiable assets                                   $3,212          4,091         2,699            --       $10,002
Capital expenditures                                  $  289            199            14            --       $   502
Depreciation and amortization                         $  176            295            53            --       $   524
======================================================================================================================
1993
----------------------------------------------------------------------------------------------------------------------
Net sales                                             $3,250          5,629            --            --       $ 8,879
Pretax income (loss) before restructuring and
 litigation charges                                   $  605            422          (135)         (192)      $   700
Restructuring and litigation charges                  $ (253)          (550)         (227)           --       $(1,030)
----------------------------------------------------------------------------------------------------------------------
Pretax income (loss)                                  $  352           (128)         (362)         (192)      $  (330)
Identifiable assets                                   $2,946          4,788         2,811            --       $10,545
Capital expenditures                                  $  266            300            39            --       $   605
Depreciation and amortization                         $  170            253            71            --       $   494
======================================================================================================================
1992
----------------------------------------------------------------------------------------------------------------------
Net sales                                             $3,096          5,375            --            --       $ 8,471
Pretax income (loss)                                  $  556            512          (128)         (187)      $   753
Identifiable assets                                   $2,783          4,589         1,783            --       $ 9,155
Capital expenditures                                  $  259            365            16            --       $   640
Depreciation and amortization                         $  150            226            71            --       $   447
=====================================================================================================================

                                                           BAXTER INTERNATIONAL

Geographic Segments

Financial information by geographic area for the three years ended December 31, 1994, is summarized as follows
(in millions):

                                                                                                 General
                                                                                    Other  corporate and     Inter-area
1994                                           United States       Europe   international   interest-net   eliminations      Total
----------------------------------------------------------------------------------------------------------------------------------
Trade sales                                           $6,831        1,245           1,248             --             --    $ 9,324
Inter-area sales                                      $  605          129             331             --         (1,065)        --
----------------------------------------------------------------------------------------------------------------------------------
Total sales                                           $7,436        1,374           1,579             --         (1,065)   $ 9,324
Pretax income                                         $  453          251             393           (294)            (2)   $   801
Identifiable assets                                   $5,497        1,030             920          2,699           (144)   $10,002
==================================================================================================================================
1993
Trade sales                                           $6,581        1,177           1,121             --             --    $ 8,879
Inter-area sales                                      $  524          107             329             --           (960)        --
----------------------------------------------------------------------------------------------------------------------------------
Total sales                                           $7,105        1,284           1,450             --           (960)   $ 8,879
Pretax income (loss)                                  $ (211)         190             253           (554)            (8)   $  (330)
Identifiable assets                                   $5,925        1,045             884          2,811           (120)   $10,545
==================================================================================================================================
1992
Trade sales                                           $6,215        1,227           1,029             --             --    $ 8,471
Inter-area sales                                      $  559           86             278             --           (923)        --
----------------------------------------------------------------------------------------------------------------------------------
Total sales                                           $6,774        1,313           1,307             --           (923)   $ 8,471
Pretax income                                         $  504          260             311           (315)            (7)   $   753
Identifiable assets                                   $5,570        1,094             813          1,783           (105)   $ 9,155
==================================================================================================================================

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

  Foreign net sales (including U.S. export sales) and net assets (including advances from the company and its subsidiaries) of all consolidated foreign subsidiaries and branches located outside the U.S., its territories and possessions for the three years ended December 31, 1994, are as follows (in millions):

                                                     1994    1993    1992
--------------------------------------------------------------------------
Foreign net sales                                   $2,631  $2,428  $2,391
Foreign assets net of liabilities at end of year    $1,308  $1,248  $1,287
==========================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

QUARTERLY FINANCIAL RESULTS AND MARKET FOR THE COMPANY'S STOCK

                                                     First   Second    Third   Fourth   Total
(Unaudited, in millions, except per share data)    quarter  quarter  quarter  quarter    year
---------------------------------------------------------------------------------------------
1994
Net sales                                           $2,193   $2,316   $2,315   $2,500  $9,324
Gross profit                                           760      812      821      899   3,292
Net income (loss)                                      131      144      149      172     596
Per common share:
  Net income                                           .47      .52      .53      .61    2.13
  Dividends                                            .25      .25    .2625    .2625   1.025
  Market price
    High                                             24.75    26.75    28.75    28.88
    Low                                              21.75    21.63    25.25    23.75
---------------------------------------------------------------------------------------------
1993
Net sales                                           $2,041   $2,215   $2,228   $2,395  $8,879
Gross profit                                           748      802      805      867   3,222
Income from continuing operations before
  cumulative effect of accounting changes               57      132      135     (592)   (268)
Net income (loss)                                      127      132      135     (592)   (198)
Per common share:
  Income from continuing operations/1/                 .20      .48      .49    (2.14)   (.97)
  Net income (loss)                                    .45      .48      .49    (2.14)   (.72)
  Dividends                                            .25      .25      .25      .25    1.00
  Market price
    High                                             32.75    30.63    29.00    24.75
    Low                                              27.13    27.25    20.00    21.38
=============================================================================================

(1) In the fourth quarter of 1993, the company recorded pretax charges of $925 million against earnings. The charges include $700 million to cover the costs associated with restructuring initiatives (see "Restructuring Charge" footnote) and a $225 million special charge for major litigation (see "Legal Proceedings" footnote).

Baxter common stock is listed on the New York, Midwest and Pacific Stock Exchanges, on The London Stock Exchange and on the Swiss stock exchanges of Zurich, Basel and Geneva. The New York Stock Exchange is the principal market on which the company's common stock is traded. On January 27, 1995, there were approximately 77,800 holders of record of the company's common stock.

SEVEN-YEAR SUMMARY OF SELECTED FINANCIAL DATA



Year Ended December 31                                                 1994    1993/1/   1992      1991     1990/2/   1989     1988
-----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS         Net sales                                       $  9,324   8,879     8,471     7,799    7,234     6,740    6,359
(in millions)      Income (loss) from continuing operations        $    596    (268)      561       507      (24)      410      360
                   Net income (loss)                               $    596    (198)      441       591       40       446      388
                   Depreciation and amortization                   $    524     494       447       411      368       356      327
                   Research and development charges                $    343     337       317       288      262       245      237
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EMPLOYED   Working capital                                 $  1,574   1,489     1,221     1,470    1,007     1,378    1,233
(in millions)      Capital expenditures/3/                         $    502     605       640       592      417       370      483
                   Net property, plant and equipment               $  2,562   2,655     2,647     2,387    2,122     2,058    1,983
                   Total assets                                    $ 10,002  10,545     9,155     9,171    8,407     8,401    8,442
                   Net debt/4/                                     $  2,401   3,143     2,901     2,336    2,143     2,388    2,661
                   Long-term obligations                           $  2,341   2,800     2,433     2,246    1,727     2,048    2,311
                   Stockholders' equity -- continuing operations   $  3,720   3,185     3,795     4,086    3,877     4,032    3,750
                                        -- discontinued operations $     --      --        --       287      215       214      226
                                        -- total                   $  3,720   3,185     3,795     4,373    4,092     4,246    3,976
                   Total capitalization                            $  6,061   5,985     6,228     6,619    5,819     6,294    6,287
-----------------------------------------------------------------------------------------------------------------------------------
PER COMMON         Average number of common shares
SHARE                 outstanding (in millions)/5/                 $    280     277       279       280      253       248      243
                   Earnings (loss)
                      Continuing operations                        $   2.13   (0.97)     1.99      1.73    (0.30)     1.37     1.21
                      Net income                                   $   2.13   (0.72)     1.56      2.03    (0.05)     1.50     1.31
                   Cash dividends declared                         $  1.025    1.00      0.86      0.74     0.64      0.56     0.50
                   Market price -- high                            $  28.88   32.75     40.50     40.88    29.38     25.88    26.13
                   Market price -- low                             $  21.63   20.00     30.50     25.63    20.50     17.63    16.25
                   Net book value                                  $  13.18   11.52     13.59     14.45    13.45     13.49    12.61
-----------------------------------------------------------------------------------------------------------------------------------
PRODUCTIVITY       Employees at year-end                             53,500  60,400    61,300    60,400   60,600    61,000   61,500
MEASURES           Sales per year-end employee                     $174,280 147,003   138,189   129,123  119,373   110,492  103,398
                   Operating assets per employee/6/                $112,430 101,043    96,988    90,613   82,937    82,000   76,407
-----------------------------------------------------------------------------------------------------------------------------------
GROWTH STATISTICS  Net sales                                            5.0%    4.8       8.6       7.8      7.3       6.0      9.1
(percent change    Income (loss) from continuing operations             N/A  (147.8)%    10.7       N/A   (105.9)     13.9     19.6
from prior year)   Cash dividends per common share                      2.5%   16.3      16.2      15.6     14.3      12.0     13.6
                   Net book value per year-end common share            14.4%  (15.2)     (5.9)      7.4     (0.3)      7.0      7.0
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL RETURNS  Income from continuing operations as a
AND STATISTICS        percent of sales                                  6.4%   (3.0)      6.6       6.5     (0.3)      6.1      5.7
                   Return on average common stockholders'
                      equity -- continuing operations                  17.3%   (7.7)     14.7      13.3     (1.3)     10.9     10.1
                   Long-term debt as a percent of total
                      year-end capital                                 38.6%   46.8      39.1      33.9     29.7      32.5     36.8
===================================================================================================================================

1. Results include a provision for restructuring charges of a pretax amount of $700 million and a special charge for litigation of a pretax amount of $330 million.
2. Results include a provision for restructuring program costs of a pretax amount of $562 million.
3. Includes additions to the pool of equipment leased or rented to customers.
4. Total debt and lease obligations net of cash and equivalents.
5. Excludes common stock equivalents.
6. Accounts receivable, notes and other current receivables, inventories and net property, plant and equipment.

Appendix of Graphs:

The following is a listing of the graphs contained within the Annual Report, Pages 31-44, section entitled "Management's Discussion and Analysis" which is incorporated by reference.


"OPERATIONAL CASH FLOW"
On page 32 of the annual report there is a graphical representation of the internal performance measure of "Operational Cash Flow". The data points in millions of dollars are as follows:

          1992          207
          1993          292
          1994          954


NET DEBT
On page 32 of the annual report there is a graphical representation of Net Debt balances. The data points in millions of dollars are as follows:

          1992        2,901
          1993        3,143
          1994        2,401


MED/LAB SEGMENT NET SALES
On page 34 of the annual report there is a graphical representation of the relationship between self-manufactured net sales and distributed net sales for the Med/Lab segment. The data points in billions of dollars are as follows:

                        Self-Manufactured          Distributed
                            Products                Products
          1992                 3.2                     2.2
          1993                 3.2                     2.4
          1994                 3.1                     2.7


MEDICAL SPECIALTIES NET SALES
On page 34 of the annual report there is a graphical representation of the relationship between self-manufactured net sales and distributed net sales for the Medical Specialties segment. The data points in billions of dollars are as follows:

                        Self-Manufactured          Distributed
                            Products                Products
          1992                 2.7                     0.4
          1993                 2.9                     0.4
          1994                 3.2                     0.4

MARKETING AND ADMINISTRATIVE EXPENSES
On page 35 of the annual report there is a graphical representation of total company marketing and administrative expenses as a percentage of total company net sales. The data points are as follows:

          1990         21.3%
          1991         21.1%
          1992         21.2%
          1993         21.2%
          1994         19.9%


DIVIDENDS PER COMMON SHARE
On page 41 of the annual report there is a graphical representation of dividends per common share. The data points in dollars are as follows:

          1990         0.64
          1991         0.74
          1992         0.86
          1993         1.00
          1994         1.025


                                    Page 2