Form 10-K, Exhibit 13
period 1995-12-31
BAXTER INTERNATIONAL INC
filed 1996-03-22
CIK 10456

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

This discussion and analysis presents the factors that had a material effect on Baxter International Inc.'s ("Baxter" or the "company") results of operations during the three years ended December 31, 1995, and the company's financial position at that date. Trends of a material nature are discussed to the extent known and considered relevant.


COMPANY OBJECTIVES AND RESULTS

In the 1994 Annual Report to Stockholders, management outlined key financial objectives for 1995. The objectives and the results achieved are summarized below:

--------------------------------------------------------------------------------
     OBJECTIVES                                   RESULTS
--------------------------------------------------------------------------------
 -   Generate $500 million in                 -   The company generated
     "operational cash flow" in                   "operational cash flow"
     1995.                                        of $587 million in 1995.
--------------------------------------------------------------------------------
 -   Achieve net income growth in             -   The company's net income
     the high single-digit percentage             growth was 9% for the year
     range.                                       ended December 31, 1995.
--------------------------------------------------------------------------------
 -   Reduce marketing and                     -   The company's marketing and
     administrative expenses as a                 administrative expenses as a
     percent of sales from 19.9% in               percent of sales was 18.2% for
     1994 to 18.0% in 1995.                       the year ended December 31,
                                                  1995.
--------------------------------------------------------------------------------
 -   Maintain a net-debt-to-net-              -   The company's net-debt-to-
     capital ratio between 35% to                 net-capital ratio was 36.3%
     40%.                                         at December 31, 1995, and
                                                  net debt was reduced by
                                                  $286 million.
--------------------------------------------------------------------------------
 -   Repurchase $500 million of               -   The company completed its
     Baxter stock over two years as               $500 million stock repurchase
     authorized by the company's                  program during the first nine
     board of directors in February               months of 1995.
     1995.
--------------------------------------------------------------------------------

  The above objectives were established based on total company results prior to the November 1995 announcement of the plan to spin-off the health-care cost management business as a distribution to stockholders. Accordingly, the results presented above reflect the combined results of both continuing and discontinued operations. See further discussion in Recent Events below.

RECENT EVENTS

SPIN-OFF OF HEALTH-CARE COST MANAGEMENT BUSINESS

On November 28, 1995, the board of directors of Baxter International Inc. approved in principle a plan to distribute to Baxter stockholders all of the outstanding stock of its health-care cost management business in a spin-off transaction (the "Distribution") which is expected to be tax-free. The creation of two independent companies will enable Baxter and the new company to devote management time, attention and investments directly to the core strategies of each business. The new health-care cost

                              BAXTER INTERNATIONAL
--------------------------------------------------------------------------------

management business will consist of Baxter's cost-management services, U.S. distribution, surgical products and respiratory-therapy operations and will operate as a medical supplier focused on helping customers manage the total cost of providing patient care. The Distribution is expected to occur in late 1996 and will result in the health-care cost management business operating as an independent entity with publicly traded common stock.

  As a result of the board's approval of the plan, the company's financial statements have been adjusted and restated to reflect the results of operations and net assets of the health-care cost management business as a discontinued operation, in accordance with generally accepted accounting principles.

  The following selected financial information for the new health-care cost management business (including previously divested businesses) is presented for informational purposes only and does not necessarily reflect what the results of operations and financial position would have been had it operated as a stand-alone entity.

INCOME STATEMENT DATA FOR HEALTH-CARE COST MANAGEMENT BUSINESS


YEARS ENDED DECEMBER 31 (IN MILLIONS)             1995      1994      1993
--------------------------------------------------------------------------------
Net sales                                       $4,682    $4,845    $4,763
Income before income taxes                      $  392    $  242    $ (256)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  In 1995, income before income taxes includes a $268 million net pretax gain resulting from the company's divestiture of its Industrial and Life Sciences division to VWR Corporation.

NET ASSETS OF THE HEALTH-CARE COST MANAGEMENT BUSINESS


AS OF DECEMBER 31 (IN MILLIONS)                              1995      1994
--------------------------------------------------------------------------------
Net current assets                                         $  722    $1,071
Net non-current assets                                      1,897     2,014
--------------------------------------------------------------------------------
TOTAL NET ASSETS                                           $2,619    $3,085
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


  It is estimated that, through an issuance of new third-party debt, a substantial portion of Baxter's existing debt will be indirectly assumed by the health-care cost management business. The amount of the debt will be determined when the capital structure for the new company is finalized.

  Costs associated with effecting the Distribution represent management's estimate of the transaction and other costs directly related to completing the spin-off. These costs do not benefit the future operations of the health-care cost management business.

  The following management discussion and analysis pertains to continuing operations, unless otherwise noted.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


POTENTIAL ACQUISITION OF NATIONAL MEDICAL CARE

On February 1, 1996, Baxter publicly announced its proposal to acquire the National Medical Care ("NMC") subsidiary of W.R. Grace and Company ("Grace") in a tax-free transaction for $3.8 billion, consisting of $1.8 billion of Baxter common stock and a payment to Grace of $2.0 billion comprised of cash, notes and assumed debt. Grace had previously announced its intention to spin-off or divest NMC. Completion of this transaction in 1996 would have resulted in a dilution of Baxter's net earnings, but would have been accretive after approximately six quarters of combined results. The company's net-debt-to-net-capital ratio would have risen to approximately 42% (compared to 36.3% at December 31, 1995) but was expected to decline to approximately 40% within two years of the acquisition, all else remaining constant.

  On February 5, 1996, Grace announced that it had agreed to combine its NMC subsidiary with the worldwide dialysis business of Fresenius A.G. (a German company) to form a new company called Fresenius Medical Care in a transaction designed to be tax-free. Fresenius A.G. is a major competitor of the company's renal division and NMC is a large U.S. customer of the renal division. Under the proposed transaction with Fresenius A.G., Grace shareholders would receive a 44.8% equity interest in Fresenius Medical Care and Grace would receive $2.3 billion in cash provided by proceeds of debt financing by Fresenius Medical Care. This transaction is subject to the approval of the shareholders of Grace and Fresenius A.G. If the transaction with Grace is consummated with Fresenius A.G., there would be an increased competitive threat to Baxter's renal division. However, management believes that this would not have a material adverse effect on Baxter's financial condition or results of operations in 1996.

  Since the management of Grace refused to discuss the company's proposed transaction, Baxter withdrew its offer on February 22, 1996.


INDUSTRY OVERVIEW

INTERNATIONAL MARKETS

Throughout the world, as developing countries create more wealth, improving the health and well-being of their citizens becomes a much higher social priority and usually leads to increased per-capita spending on health care. The world's largest developing markets in the Pacific Rim countries and Latin America are all poised for significant economic growth. Based on these factors, management believes there will be improved expansion opportunities for Baxter with its broad portfolio of proven cost-effective products, services and therapies to meet the demands of these markets. In the developed world -- especially in Western Europe and Japan -- there continues to be strong demand for more technologically advanced and cost-effective therapies, products and services, and Baxter has long been a leader in these markets. In view of these conditions, management believes Baxter's best opportunities for growth are outside the United States. Consequently, the company's strategies emphasize international expansion to capitalize on the company's strong global positions in intravenous products, renal therapy, biotechnology and cardiovascular therapies.

U.S. MARKET

Though the U.S. government failed to enact health-care reform, fundamental change continued to be a part of the U.S. health-care system in 1995. Competition for patients among health-care providers continues to intensify. Increasingly, providers are looking for ways to better manage costs in areas such as materials handling, supply utilization, product standardization for specific procedures and capital

                              BAXTER INTERNATIONAL
--------------------------------------------------------------------------------


expenditures. The new health-care cost management business is being distributed to stockholders to more optimally meet these emerging market needs, remove limitations, and improve the competitiveness of both Baxter and the new company. There has also been consolidation in the company's customer base and by its competitors. These trends are expected to continue. In recent years, the company's overall price increases have been below the Consumer Price Index, and industry trends and competition may inhibit the company's ability to increase prices in the future.

RESULTS OF CONTINUING OPERATIONS

The company operates in a single industry segment as a world leader in providing health-care products for use in hospitals and other health-care settings. On a global basis, Baxter develops, manufactures and markets intravenous solutions and related administration equipment, and highly specialized medical products for treating kidney and heart disease, blood disorders, and for collecting and processing blood. These products include intravenous solutions and pumps; dialysis equipment and supplies; prosthetic heart valves and cardiac catheters; blood-clotting therapies; and machines and supplies for collecting, separating and storing blood. These products require extensive research and development and investment in worldwide manufacturing, marketing and administrative infrastructure.

NET SALES TRENDS BY MAJOR PRODUCT LINE

                                                                                                       Percent increase
YEARS ENDED DECEMBER 31 (IN MILLIONS)                   1995           1994           1993          1995           1994
------------------------------------------------------------------------------------------------------------------------
Major product lines
    Renal                                             $1,294         $1,160         $1,061            12%             9%
    Biotech                                            1,131            949            849            19%            12%
    Cardiovascular                                       730            632            562            16%            12%
    I.V. Systems/International Hospital                1,893          1,738          1,644             9%             6%
------------------------------------------------------------------------------------------------------------------------
TOTAL SALES                                           $5,048         $4,479         $4,116            13%             9%
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------


  Worldwide sales of renal products and services maintained steady growth, offsetting competitive and pricing pressures in the United States with increasing penetration in Japan and Latin America. Additionally, investments in Asia contributed slightly to growth in 1995 and are expected to be a source of future growth for renal products and services. Sales penetration of peritoneal-dialysis ("PD") therapy products continues to be especially strong in international markets, where many national governments recognize the therapy's low start-up and operating costs relative to traditional hemodialysis. The demand for the company's HomeChoice-Registered Trademark- automated PD system in North America, Japan and Europe continued to grow and helped offset competitive pressures in U.S. markets. Increased acceptance of PD therapy, sales of the HomeChoice-Registered Trademark- system and sales of the UltraBag-TM- system, which is designed to reduce the incidence of infection and improve convenience for the patient, all contributed to increased sales in 1994.

  Strong demand for the company's therapeutic blood products, including Recombinate -TM- Anti-hemophilic factor (Recombinant) and Gammagard-Registered Trademark- S/D, generated worldwide growth in the biotech unit in 1995. Gammagard-Registered Trademark- S/D, an immune globulin intravenous product introduced in the second quarter of 1994, is treated with a solvent and two detergents known to inactivate viruses such as hepatitis B, hepatitis C and HIV. In 1994, strong sales growth for Recombinate was somewhat offset by the

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


adverse effect of a voluntary market withdrawal of
Gammagard-Registered Trademark- IGIV, due to reports
of possible transmission of the hepatitis C virus.
(See Note 14 to the Consolidated Financial Statements.)          [GRAPH]
The demand for automated collection products showed moderate growth in 1995 and 1994 with increased penetration into new markets, partially offset by pricing and competitive pressures. Demand for the company's blood-collection products was relatively flat in 1995 and 1994, due primarily to declining whole-blood collections in the U.S. and Europe.

  Sales growth of the company's cardiovascular products was strong in 1995 and 1994. Market share gains in pericardial tissue valves and continuous cardiac output monitoring catheters were important growth contributors in 1995. Growth was also augmented slightly by the company's acquisition of SETA, Inc. (a perfusion services business). In 1994, strong demand for tissue heart valves and the acquisition of Macchi Engenharia Biomedica Ltda. (a Brazilian-based manufacturer and marketer of oxygenators and other cardiovascular products used in open-heart surgery) improved sales growth. In January 1996, the company completed the acquisition of PSICOR, Inc. The acquisitions of SETA and PSICOR, both providers of perfusion and autotransfusion services, supplies and equipment to hospitals, position the company to offer a more fully capitated approach to open-heart surgery that includes services as well as a broad array of products. The company continues to explore strategies for expanding its perfusion services operations.

  Worldwide sales of the company's intravenous and other hospital products increased moderately in 1995 and 1994. Domestic intravenous ("IV") systems sales of pumps and administration sets increased in 1995 and 1994 as a result of the Columbia/HCA Healthcare Corporation contract signed in September 1994, and increases in sales into the homecare and alternate-care markets. Internationally, in 1995, increased penetration in Latin America and the Pacific Rim and stabilization of sales in Canada contributed to moderate sales growth. In 1994, increased penetration in Latin America and the Pacific Rim was partially offset by pricing pressures and sales mix issues in Europe and Canada.


NET SALES TRENDS BY GEOGRAPHIC REGION

                                                                                                       Percent increase
YEARS ENDED DECEMBER 31 (IN MILLIONS)                   1995           1994           1993           1995           1994
------------------------------------------------------------------------------------------------------------------------
Geographic regions
    United States                                     $2,492         $2,292         $2,112             9%             9%
    International                                      2,556          2,187          2,004            17%             9%
------------------------------------------------------------------------------------------------------------------------
TOTAL SALES                                           $5,048         $4,479         $4,116            13%             9%
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------


  The increase in U.S. sales in 1995 reflects growth in biotech and cardiovascular products, offset by pricing pressures experienced domestically for renal and IV products. In 1994, the increase in U.S. sales was due to growth in biotech and IV products, offset by the effect of the voluntary market withdrawal of Gammagard-Registered Trademark- IGIV. Sales in international markets increased in 1995 and 1994 due to increased unit volume, penetration and improved foreign currency rates. International sales growth in local currency was approximately 12%, 9% and 8% in 1995, 1994 and 1993, respectively.

                              BAXTER INTERNATIONAL
--------------------------------------------------------------------------------


GROSS MARGIN AND EXPENSE RATIOS


YEARS ENDED DECEMBER 31 (AS A PERCENT OF SALES)        1995      1994      1993
--------------------------------------------------------------------------------
Gross margin                                           45.0%     44.1%     45.5%
Marketing and administrative expenses                  21.5%     21.3%     22.6%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The increase in the gross margin rate in 1995 to a level more consistent with 1993 reflects a heavier mix of higher margin sales, including sales of Gammagard-Registered Trademark- S/D discussed previously. The reduction in the gross margin rate in 1994 was predominantly due to the loss of sales associated with the voluntary market withdrawal of Gammagard-Registered Trademark- IGIV. Management anticipates no significant declines in the gross margin rate in 1996.

  Marketing and administrative expenses as a percent of sales remained relatively stable in 1995. The slight increase is the result of higher expenses associated with funding the company's expansion into developing markets. The decline of 1.3 percentage points in 1994 is a result of initiatives taken in connection with the 1993 restructuring program. The company expects to continue its focus on leveraging its marketing and administrative expenses in 1996.

RESEARCH AND DEVELOPMENT


                                                                          Percent increase
YEARS ENDED DECEMBER 31 (IN MILLIONS)        1995      1994      1993      1995      1994
------------------------------------------------------------------------------------------
Total research and development expense       $345      $303      $280        14%        8%
------------------------------------------------------------------------------------------
As a percent of sales                           7%        7%        7%
-----------------------------------------------------------------------
-----------------------------------------------------------------------


  The increase in research and development ("R&D") expenses reflects the company's continued emphasis on strategic initiatives such as blood substitutes, renal therapy and transplantation, immunotherapy, gene therapy and the Novacor-Registered Trademark- left-ventricular assist system. Included in R&D expense for 1995 is an $18 million charge related to the company's September 1995 acquisition of the remaining 30% of the Nextran joint venture that it did not previously own. The acquisition of in-process technology, related to transgenic (genetically altered) organs, was accounted for as purchased research and development. Significant R&D investments were made in 1994 and 1993 in these same areas.

  A pivotal protocol for blood substitutes began in
Europe in June 1995, and the FDA is reviewing two
phase III protocols in surgery and trauma for the U.S.
Other active protocols include treatment for multiple            [GRAPH]
organ failure and stroke. Depending on the successful outcome of these protocols, the company anticipates being able to market the product in Europe in 1997, and in the U.S. in 1998. In September 1995, the company's board of directors approved capital expenditures of approximately $100 million for construction of a blood substitutes manufacturing facility in Neuchatel, Switzerland, which is expected to be operational in 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


  Baxter has submitted a premarket approval (PMA) application to the FDA for its wearable Novacor-Registered Trademark- left-ventricular assist system and hopes to attain final U.S. approval in 1997. The company received approval (CE mark) in 1994 for its wearable device in Europe and has begun commercial sale of the product.

RESTRUCTURING PROGRAMS

Baxter currently has two restructuring programs in process. In November 1993, the company initiated a restructuring program designed to accelerate growth and reduce costs in the company's businesses worldwide, including reorganizations and consolidations in the United States, Europe, Japan and Canada. In the third quarter of 1995, the company initiated a second restructuring program to consolidate manufacturing operations in Puerto Rico in order to eliminate excess capacity and reduce manufacturing costs. See Note 3 to the Consolidated Financial Statements for discussions related to the initial charges for the programs, components of the charges, cash and non-cash utilization, and remaining reserve balances.

  Since the announcement of the 1993 restructuring program, the company has implemented, or is in the process of implementing, all of the major strategic actions associated therewith and is satisfied that the program is progressing on schedule and will meet previously established financial targets. During 1995, the company utilized $60 million of restructuring reserves, including $36 million in cash payments. Cash outflows pertain primarily to employee-related costs for severance, outplacement assistance, relocation and retention. The company has eliminated approximately 1,250 positions of the approximately 1,640 positions affected by the program. The majority of the remaining reductions will occur in 1996 and 1997, as facility closures and consolidations are completed as planned. During 1995, the company realized approximately $90 million in savings which represents a shortfall of approximately $20 million from its estimated savings target. This shortfall is primarily due to timing delays in the implementation of a number of projects. Management has forecasted savings of approximately $110 million in 1996, $130 million in 1997 and exceeding $140 million in 1998. Management anticipates that these savings will be partially invested in increased research and development and expansion into growing international markets. Management further believes that its remaining restructuring reserves are adequate to complete the actions contemplated by the 1993 restructuring program.

  Management is at the very early stages of implementing the 1995 restructuring program, which is expected to be completed by the end of 1998. The pretax restructuring charge of $93 million includes approximately $67 million for valuation adjustments as a result of the company's decision to close facilities. The company expects to spend approximately $26 million in cash over the next two years, including severance related to the approximately 1,450 positions that will be eliminated in connection with the approved plan. The plant closures and consolidations in Puerto Rico will lower the company's manufacturing costs. Management believes these actions will help mitigate the company's exposure to future gross margin erosion arising from pricing pressure, primarily in the U.S. In addition to the consolidation of the company's manufacturing operations in Puerto Rico, the company has initiated plans for other organizational structure changes which have resulted in a $10 million provision for cash payments related to employee severance.

  Management anticipates that future cash expenditures related to both the 1993 and 1995 restructuring programs will be funded from cash generated from operations.

                              BAXTER INTERNATIONAL
--------------------------------------------------------------------------------


LITIGATION CHARGES

                                                                                              Patent
                                                     Mammary              Plasma          settlement               Total
YEARS ENDED DECEMBER 31 (IN MILLIONS)               implants     based therapies           and other          litigation
------------------------------------------------------------------------------------------------------------------------
1995:
    Gross litigation charge                             $298                $247                   -                $545
    Estimated insurance recoveries                       258                 191                   -                 449
------------------------------------------------------------------------------------------------------------------------
Net 1995 litigation charge                              $ 40                $ 56                   -                $ 96
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
1993:
    Gross litigation charge                             $580                $131                $128                $839
    Estimated insurance recoveries                       426                  83                   -                 509
------------------------------------------------------------------------------------------------------------------------
Net 1993 litigation charge                              $154                $ 48                $128                $330
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

  The 1995 and 1993 provisions for mammary implant product liabilities pertain to the company's estimated share of the revised settlement of class action litigation and resolution of claims by claimants not participating in the revised class action settlement ("opt-outs"). Provisions for HIV/hemophilia and other plasma based therapy liabilities pertain to worldwide litigation and anticipated settlement expenses involving anti-hemophilic Factor Concentrate cases for HIV-positive hemophiliacs and resolution of other plasma based therapy claims. The 1993 patent settlement pertains primarily to a $105 million settlement with Scripps Clinic and Research Foundation and Rhone-Poulenc Rorer, Inc., relating to certain anti-hemophilic Factor VIII products manufactured and sold prior to January 1, 1993. See Note 14 to the Consolidated Financial Statements for a more detailed description of these issues.

OTHER COSTS AND EXPENSES

Other costs and expenses in 1995 include approximately $65 million in net gains associated with the disposal or discontinuance of minor, non-strategic businesses and investments, which is primarily related to the disposal of the company's remaining investment in MediSense, Inc. Net gains in 1994 and 1993 were $10 and $7 million, respectively. Foreign exchange losses were $22 million in 1995, $12 million in 1994 and $28 million in 1993. The company realized $10 million in gains related to the termination of an interest rate hedging contract due to the significant reduction in the debt during 1994.

PRETAX INCOME FROM CONTINUING OPERATIONS

                                                                                                        Percent increase
                                                                                                              (decrease)
YEARS ENDED DECEMBER 31 (IN MILLIONS)                   1995           1994           1993           1995           1994
------------------------------------------------------------------------------------------------------------------------
Pretax income from continuing operations                $524           $559           $(74)            (6)%          N/A
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

  The decrease in pretax income for 1995 is attributable to the restructuring and litigation charges discussed previously, offset by the net gain associated with the disposal of the company's remaining investment of MediSense, Inc. Excluding the restructuring and litigation charges, and the pretax gain associated with the divestiture of MediSense, Inc., growth in pretax income from continuing operations would have been 18%.

  The increase in 1994 is primarily related to improved sales and expense leveraging, offset by temporary gross margin erosion due to rework costs related to the voluntary market withdrawal of Gammagard-Registered Trademark-

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


  IGIV discussed above. Pretax income in 1993 was adversely affected by the impact of the restructuring and litigation charges discussed above. Excluding the adverse impact of restructuring and litigation charges in 1993, growth in pretax income from continuing operations in 1994 would have been 18%.

  The effective tax rate for continuing operations was 29% in 1995 compared to 27% in 1994. After adjusting for the tax benefits associated with the 1995 restructuring and litigation charges, the 1995 increase was primarily attributable to a larger proportion of earnings generated in higher tax jurisdictions. In 1993, the effective tax rate was affected by a number of unusual items, including tax benefits associated with restructuring and litigation charges, offset by a $151 million provision for U.S. taxes on previously unremitted foreign earnings. Excluding these items, the net effective tax rate in 1994 decreased slightly compared to 1993, due primarily to a larger portion of earnings generated in lower tax jurisdictions.

  Net earnings from continuing operations was $371 million in 1995 compared with $406 million in 1994, and a loss of $193 million in 1993. Earnings per common share from continuing operations was $1.34 in 1995 compared with $1.45 in 1994, and a loss of 70 cents in 1993. The decrease in 1995 primarily reflects provisions for restructuring and litigation charges, offset by the net gain related to the disposal of the company's remaining investment in MediSense, Inc. The company estimates that earnings per share from continuing operations in 1995, excluding these charges and the net gain related to MediSense, Inc., would have increased 21% to approximately $1.75. Excluding the impact of restructuring and litigation charges in 1993, earnings per share from continuing operations in 1994 would have increased 25% from an estimated 1993 per share amount of $1.16.

  Net income and earnings per share increased 9% and 10%, respectively, for the year ended December 31, 1995. Gains from the company's divestitures of the Industrial and Life Sciences division (included in discontinued operations) and its remaining investment in MediSense, Inc. substantially offset the special charges incurred for restructuring and litigation. Consequently, the increase in net income and earnings per share was primarily the result of increased sales volume, improved expense leveraging and the favorable effect of foreign currency rates.

ADOPTION OF NEW ACCOUNTING STANDARDS

In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is effective for fiscal years beginning after December 31, 1995. Adoption of FASB No. 121 in fiscal year 1996 is not expected to have a material impact on the company.

  In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995. The statement provides management with a choice of accounting methods for stock-based transactions with employees. Management is currently evaluating the fair value and disclosure alternatives in the statement and plans to adopt it in fiscal year 1996.

                            BAXTER INTERNATIONAL
--------------------------------------------------------------------------------


IMPACT OF INFLATION AND FOREIGN EXCHANGE

In recent years, the company has experienced increases in its labor and material cost base influenced, in part, by general inflationary trends. While not directly related to inflationary trends, the company's revenue base, on average, over recent years has been adversely affected by lower average selling prices on certain products as a result of changes in Medicare reimbursement regulations, economic pressures in the U.S. hospital marketplace and increased competition in certain product lines. There is little correlation between general inflation rates directly affecting costs and expenses and the company's pricing levels for products sold to health-care customers. Management expects that these trends will continue.

  Approximately 50% of Baxter's sales are denominated in currencies other than the U.S. dollar, which exposes the company to risks associated with fluctuations in foreign currency rates. To help manage the risks associated with its foreign exchange exposures, the company routinely assesses the costs and benefits of various hedging strategies and implements those strategies that are considered appropriate and cost effective. Several of the markets in which the company operates are considered hyper-inflationary for accounting purposes. The company does not hedge its foreign currency exposures in these hyper-inflationary markets because of their relative immateriality and the costs associated with implementing such a strategy. The devaluations of the Mexican peso and Venezuelan bolivar are not expected to have a material impact on Baxter's results of operations in 1996.

LIQUIDITY AND CAPITAL RESOURCES

Management assesses the company's liquidity in terms of its overall ability to mobilize cash to support ongoing business levels and to fund its growth.

  In 1995, the company continued its emphasis on cash flow from operations. To facilitate this emphasis, management monitors an internal performance measure called "operational cash flow." This measure evaluates each operating business on all aspects of cash flow under its direct control. Management's objective was to generate "operational cash flow" of at least $500 million in 1995 and $450 million in 1994 (for combined continuing and discontinued operations). In addition, the incentive compensation programs for the company's senior management in each business include significant emphasis on the attainment of both "operational cash flow" as well as earnings objectives.

  Total "operational cash flow" for continuing and discontinued operations was $587, $954 and $292 million in 1995, 1994 and 1993, respectively. These levels of "operational cash flow" enabled the company to reduce net debt of continuing and discontinued operations by $286 million in 1995 and $742 million in 1994. The 1995 and 1994 increases in "operational cash flow" primarily reflect increases in income and improved balance sheet management. "Operational cash flow" includes approximately $50 million in proceeds for the sale of certain lease receivables in 1995 and approximately $110 million in such proceeds in 1994. The following table reconciles cash flow provided by continuing operations, as determined by generally accepted accounting principles, to the company's internal measure of "operational cash flow."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


CASH FLOW PROVIDED BY CONTINUING OPERATIONS


BRACKETS DENOTE CASH OUTFLOWS
YEARS ENDED DECEMBER 31 (IN MILLIONS)                  1995      1994      1993
--------------------------------------------------------------------------------
Cash flow provided by continuing operations
    per the company's consolidated
    statements of cash flows                           $573      $919      $437
Capital expenditures                                   (399)     (380)     (332)
Net interest after tax                                   56        58        53
Other                                                    86        21         2
--------------------------------------------------------------------------------
"Operational cash flow" - continuing operations         316       618       160
--------------------------------------------------------------------------------
"Operational cash flow" - discontinued operations       271       336       132
--------------------------------------------------------------------------------
TOTAL "OPERATIONAL CASH FLOW"                          $587      $954      $292
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The company's current assets exceeded current liabilities by $757 million at December 31, 1995 versus an excess of $502 million at December 31, 1994. Current assets at December 31, 1995, included receivables of $1,209 million and inventories of $906 million. These sources of liquidity are convertible into cash over a relatively short period of time and thus, will help the company satisfy normal operating cash requirements.

INVESTMENT TRANSACTIONS

                                                                Percent increase
                                                                      (decrease)
YEARS ENDED DECEMBER 31 (IN MILLIONS)     1995    1994    1993    1995     1994
--------------------------------------------------------------------------------
Capital expenditures                      $399    $380    $332       5%     14%
Acquisitions                                44      60     107    (27)%   (44)%
Proceeds from asset dispositions           (91)    (72)     (5)     26%    N/A
--------------------------------------------------------------------------------
Total investment transactions, net        $352    $368    $434
--------------------------------------------------------------
--------------------------------------------------------------

  Capital expenditures in 1995 included construction of a manufacturing facility for pericardial tissue valves in California, expansion of manufacturing capacity for renal products in Ireland, renal HomeChoice-Registered Trademark- leased equipment and manufacturing capacity expansion, and ground-breaking on a manufacturing facility for blood substitutes in Switzerland. Major capital projects in 1994 included expenditures in Singapore for a renal facility, renal HomeChoice-Registered Trademark- leased equipment, the completion of a plant in Puerto Rico to manufacture disposable products used in the automated collection of blood and a new manufacturing plant for renal products in China. The company expects to invest between $400 and $450 million in capital expenditures in 1996.

  The acquisitions summarized in the above table involved no significant change to the company's strategic direction, and were made for the purpose of acquiring technologies, broadening product lines and service offerings, or expanding market coverage. The proceeds received from asset dispositions are the result of the company's decision to divest or dispose of several minor non-strategic or unprofitable product lines or investments. The majority of these transactions resulted in the disposition of the company's entire interest in such product lines or investments.

                            BAXTER INTERNATIONAL
--------------------------------------------------------------------------------


  Long-term insurance receivables and litigation liabilities increased due to the special charges for litigation discussed above. These increases were offset by reclassifications to notes and other current receivables and current liabilities for those insurance proceeds expected to be received and payments expected to be made within one year. Baxter made a payment of $125 million in connection with the mammary implant revised global settlement in January 1996. There are agreements or on-going negotiations with some insurance carriers for timely reimbursement of litigation settlements. Other reimbursements may lag the settlement payments. Such lags in insurance reimbursement are not expected to have a material impact on the company's cash flow.

DEBT AND FINANCIAL INSTRUMENTS

To meet its net financing requirements during the two years ended December 31, 1995, the company used short-term borrowings as required. For purposes of covenant compliance, the company's credit arrangements permit it to reduce its debt to capital ratio by a percentage of cash and equivalents.
(See Note 6 to the Consolidated Financial Statements.)

CAPITAL STRUCTURE


AS OF DECEMBER 31 (IN MILLIONS)                        1995      1994      1993
--------------------------------------------------------------------------------
Long-term obligations                                $2,372    $2,341    $2,800
Stockholders' equity                                  3,704     3,720     3,185
--------------------------------------------------------------------------------
Long-term debt as a percent of total capital           39.0%     38.6%     46.8%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  Net debt (after consideration of cash equivalents) of continuing and discontinued operations declined to $2,115 million since the beginning of the year after paying $306 million in dividends. In line with its stated objective to maintain a net-debt-to-net-capital ratio between 35% and 40%, the company's ratio was 36.3% in 1995 and 39.2% in 1994. The company will continue to review its capital structure and may make changes to its targeted ratios should the need arise.

  The company's debt ratings of A3 on senior debt by Moody's, A- by Standard & Poor's and A by Duff & Phelps were reaffirmed by each rating agency this year. However, the rating agencies have placed Baxter on credit watch pending clarification of the company's capital structure in conjunction with the Distribution of the health-care cost management business.

  At December 31, 1995, the company could issue up to $300 million in aggregate principal amount of additional senior unsecured debt securities under an effective registration statement filed with the Securities and Exchange Commission.

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

  The company uses financial instruments (derivatives) as an essential tool to manage risk and reduce its cost of capital. It is the company's policy to manage debt securities and derivatives in an integrated manner to (i) lower funding risk by diversifying access to debt markets at an appropriate cost, (ii) reduce

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


the cost of funding without increasing the overall
interest rate risk of the debt portfolio, and
(iii) manage interest rate risk by lowering the
company's exposure to adverse movements in interest
rates at a cost deemed appropriate for the benefit          [GRAPH]
received. With respect to foreign exchange, the policy is to use derivatives to reduce the overall risk of the company to an acceptable level. The company does not hold or issue financial instruments for trading purposes.

  Beginning in October 1993 and continuing through 1995, the company has been implementing a long-term hedging strategy that uses swaps to fix the interest rate of the company's short-term borrowings for up to ten years. In addition, options were used to enable the company to benefit in future periods should short-term interest rates fall below certain levels. The interest rate exposure resulting from the ongoing agreement to sell up to $150 million of the company's lease receivables has been hedged.

  In the early part of each year the company assesses and implements appropriate hedges of its foreign exchange exposure with contracts that usually terminate on or before each year-end. The company monitors its credit exposure to its counterparties on a periodic basis using market measures that reflect the long-term nature of the hedges. In 1995, 1994 and 1993, gains and losses resulting from interest rate and foreign exchange hedging activities were not material.

  In February 1995, the company's board of directors authorized a two-year $500 million stock repurchase program. As of September 30, 1995, the company had completed this program by repurchasing $500 million (or approximately 14 million shares) of its common stock. In November 1995, the company's board of directors authorized the repurchase of an additional $500 million over a period of several years. As of December 31, 1995, the company had not repurchased any shares under the program authorized in November 1995.

  In connection with a Shared Investment Plan implemented in 1994, the company received $121 million in cash from 63 members of Baxter's senior management team who purchased an aggregate of 4.7 million shares of the company's common stock. This plan was designed to directly align management and shareholder interests. Under terms of the voluntary program, Baxter managers used personal full-recourse loans to exercise options to purchase stock at the June 15, 1994 closing price of $26. The loans, borrowed from several commercial banks, are the personal obligations of the participants. Baxter has agreed to guarantee repayment to the banks in the event of default by a participant. Baxter may take all actions necessary to obtain full reimbursement from the participant for amounts paid to the banks under its guarantee. To further align management and shareholder interests, Baxter changed its compensation program for non-employee directors. Since May 8, 1995, Baxter's non-employee directors have been compensated principally with fixed grants of common stock of the company instead of cash.

                              BAXTER INTERNATIONAL
--------------------------------------------------------------------------------


  In February 1996, the board of directors declared a quarterly dividend on the company's common stock of 28.25 cents per share (annualized rate of $1.13 per share). As a result of the proposed Distribution of the health-care cost management business discussed above, the company will review its dividend policy in 1996. However, it is management's present intent that the current annual dividend will be allocated between Baxter's continuing operations and the health-care cost management business subsequent to the Distribution.

LITIGATION

See Note 14 to the Consolidated Financial Statements for a detailed description of the company's litigation for the cases and claims from individuals seeking damages for injuries allegedly caused by silicone mammary implants manufactured by a division of American Hospital Supply Corporation. Note 14 also discusses the status of lawsuits and claims involving individuals with hemophilia, seeking damages for injuries allegedly caused by anti-hemophilic factor VIII and IX concentrates derived from human blood plasma processed and sold by the company and other commercial producers. It also discusses the status of lawsuits and claims stemming from the company's 1994 voluntary withdrawal of Gammagard-Registered Trademark- IGIV, a concentration of antibodies derived from human plasma, primarily used to treat immune-suppressed patients.

  As of December 31, 1995, the company has been named as a potentially responsible party for cleanup costs at 18 hazardous waste sites. The company was a significant contributor to waste disposed of at only one of these sites, the Thermo-Chem site in Muskegon, Michigan. The company expects that the total cleanup costs for this site will be between $44 million and $65 million, of which the company's share will be approximately $5 million. This amount, net of payments of approximately $1 million, has been accrued and is reflected in the company's financial statements.

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

  The company is a defendant in a number of other claims, investigations and lawsuits. Upon resolution of any of the uncertainties described in Note 14 to the Consolidated Financial Statements, the company may incur charges in excess of presently established reserves. While such future charges could have a material adverse impact on the company's net income in the period in which it is recorded, based on the advice of counsel, management believes that any outcome of these actions, individually or in the aggregate, will not have a material adverse effect on the company's cash flow or consolidated financial position.

              MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING
--------------------------------------------------------------------------------


The consolidated balance sheets of Baxter International Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1995, have been prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and include some amounts that are based upon management's best estimates and judgments. The financial information contained elsewhere in this annual report is consistent with that contained in the financial statements.
  Management is responsible for establishing and maintaining a system of internal control over financial reporting and safeguarding of assets against unauthorized acquisition, use or disposition which is designed to provide reasonable assurance as to the integrity and reliability of financial reporting and asset safeguarding. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived therefrom.
  Management believes that the foundation of an appropriate system of internal control is a strong ethical company culture and climate. To this end the Corporate Responsibility Office was created in 1993 to recommend to the Public Policy Committee of the Board of Directors, revisions to the company's existing ethics and compliance policies, and to direct the implementation of and compliance with the company's ethics and compliance policies and procedures. To further emphasize the importance of business ethics, a revised business ethics manual was approved by the Public Policy Committee in 1994 and was distributed throughout the company. A related worldwide ethics-awareness training program commenced immediately thereafter. By the end of 1995, substantially all domestic and international employees completed the ethics training and awareness program. The Corporate Responsibility Office monitors compliance through audit programs and the requirement for annual representations by senior managers. Additionally, a professional staff of corporate auditors reviews the related internal control system design, the accounting policies and procedures supporting this system and compliance therewith. The results of these reviews are reported annually to the Public Policy and Audit Committees.
  Price Waterhouse LLP performs audits, in accordance with generally accepted auditing standards, which include a review of the system of internal controls and result in assurance that the financial statements are, in all material respects, fairly presented.
  The board of directors, through its Audit Committee composed solely of non-employee directors, is responsible for overseeing the integrity and reliability of the company's accounting and financial reporting practices and the effectiveness of its system of internal controls. The independent certified public accountants and corporate auditors meet regularly with, and have access to, this committee, with and without management present, to discuss the results of the audit work.
  Management assessed the company's system of internal control as of December 31, 1995, in relation to criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, it is management's opinion that, as of December 31, 1995, the company had an effective system of internal controls over the preparation of its published interim and annual financial statements and over safeguarding of assets against unauthorized acquisition, use or disposition.


/s/ Vernon R. Loucks Jr.  /s/ Harry M. Jansen Kraemer Jr.  /s/ Brian P. Anderson

VERNON R. LOUCKS JR.      HARRY M. JANSEN KRAEMER JR.      BRIAN P. ANDERSON
Chairman and              Senior Vice President            Controller
Chief Executive Officer   and Chief Financial Officer

                        REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------


BOARD OF DIRECTORS AND STOCKHOLDERS
BAXTER INTERNATIONAL INC.



In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Baxter International Inc. (the company) and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
  As discussed in Notes 11 and 13 to the consolidated financial statements, effective January 1, 1993, the company adopted Statement of Financial Accounting Standards No. 112, "Employers Accounting for Postemployment Benefits" and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."






/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP
Chicago, Illinois
February 14, 1996

                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------



AS OF DECEMBER 31 (IN MILLIONS, EXCEPT SHARES)                                                                 1995          1994
----------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS      Cash and equivalents                                                                     $  476        $  468
                    Accounts receivable, net of allowance for
                         doubtful accounts of $22 in 1995 and $21 in 1994                                       973           892
                    Notes and other current receivables                                                         236           126
                    Inventories                                                                                 906           816
                    Short-term deferred income taxes                                                            189           126
                    Prepaid expenses                                                                            131           120
                    --------------------------------------------------------------------------------------------------------------
                    TOTAL CURRENT ASSETS                                                                      2,911         2,548
----------------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT     At cost                                                                                   3,427         3,101
AND EQUIPMENT       Accumulated depreciation and amortization                                                (1,678)       (1,458)
                    --------------------------------------------------------------------------------------------------------------
                    NET PROPERTY, PLANT AND EQUIPMENT                                                         1,749         1,643
----------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS        Net assets of discontinued operations                                                     2,619         3,085
                    Goodwill and other intangibles                                                            1,098         1,084
                    Insurance receivables                                                                       805           446
                    Other                                                                                       255           233
                    --------------------------------------------------------------------------------------------------------------
                    TOTAL OTHER ASSETS                                                                        4,777         4,848
                    --------------------------------------------------------------------------------------------------------------
                    TOTAL ASSETS                                                                             $9,437        $9,039
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
CURRENT
LIABILITIES         Notes payable to banks                                                                   $   59        $  131
                    Current maturities of long-term debt and lease obligations                                  160           400
                    Accounts payable and accrued liabilities                                                  1,548         1,113
                    Income taxes payable                                                                        387           402
                    --------------------------------------------------------------------------------------------------------------
                    TOTAL CURRENT LIABILITIES                                                                 2,154         2,046
----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT AND LEASE OBLIGATIONS                                                                          2,372         2,341
----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEFERRED INCOME TAXES                                                                                 173           112
----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM LITIGATION LIABILITIES                                                                                678           458
----------------------------------------------------------------------------------------------------------------------------------
OTHER NON-CURRENT LIABILITIES                                                                                   356           362
----------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS'       Common stock, $1 par value, authorized 350,000,000 shares,
EQUITY                   issued 287,701,247 shares in 1995 and 1994                                             288           288
                    Additional contributed capital                                                            1,837         1,810
                    Retained earnings                                                                         2,105         1,762
                    Common stock in treasury, at cost, 15,801,580 shares in 1995
                         and 5,391,092 shares in 1994                                                          (550)         (135)
                    Cumulative foreign currency adjustment                                                       24            (5)
                    --------------------------------------------------------------------------------------------------------------
                    TOTAL STOCKHOLDERS' EQUITY                                                                3,704         3,720
                    --------------------------------------------------------------------------------------------------------------
                    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                               $9,437        $9,039
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                        CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------


YEARS ENDED DECEMBER 31 (IN MILLIONS, EXCEPT PER SHARE DATA)                                             1995      1994      1993
----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS          NET SALES                                                                          $5,048    $4,479    $4,116
                    Costs and expenses
                         Cost of goods sold                                                             2,777     2,506     2,243
                         Marketing and administrative expenses                                          1,084       952       932
                         Research and development expenses                                                345       303       280
                         Restructuring charges                                                            103         -       216
                         Special charge for litigation, net                                                96         -       330
                         Allocated interest, net                                                           96        96        90
                         Goodwill amortization                                                             28        27        26
                         Other (income) expense                                                            (5)       36        73
                    --------------------------------------------------------------------------------------------------------------
                    TOTAL COSTS AND EXPENSES                                                            4,524     3,920     4,190
                    --------------------------------------------------------------------------------------------------------------
                    Income (loss) from continuing operations before
                         income taxes and cumulative effect of
                         accounting changes                                                               524       559       (74)
                    Income tax expense                                                                    153       153       119
                    --------------------------------------------------------------------------------------------------------------
                    INCOME (LOSS) FROM CONTINUING OPERATIONS
                         BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES                                   371       406      (193)
                    Discontinued operations
                         Income (loss) from discontinued operations, net of
                              applicable income tax expense (benefit) of $88
                              in 1995, $52 in 1994 and $(181) in 1993                                     304       190       (75)
                         Costs associated with effecting the business
                              distribution, net of income tax benefit of $8                               (26)        -         -
                    --------------------------------------------------------------------------------------------------------------
                    TOTAL DISCONTINUED OPERATIONS                                                         278       190       (75)
                    --------------------------------------------------------------------------------------------------------------
                    Income (loss) before cumulative effect of
                         accounting changes                                                               649       596      (268)
                    Cumulative effect of change in accounting for:
                         Income taxes                                                                       -         -        81
                         Other postemployment benefits, net of
                              income tax benefits of $7                                                     -         -       (11)
                    --------------------------------------------------------------------------------------------------------------
                    NET INCOME (LOSS)                                                                  $  649    $  596    $ (198)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA      Earnings (loss) per common share
                         CONTINUING OPERATIONS                                                         $ 1.34    $ 1.45    $(0.70)
                         Discontinued operations
                              Income (loss) from discontinued operations                                 1.10      0.68     (0.27)
                              Costs associated with effecting the
                              business distribution                                                     (0.09)        -         -
                    --------------------------------------------------------------------------------------------------------------
                         TOTAL DISCONTINUED OPERATIONS                                                 $ 1.01    $ 0.68    $(0.27)
                    --------------------------------------------------------------------------------------------------------------
                         Cumulative effect of change in accounting for:
                              Income taxes                                                                  -         -       .29
                              Other postemployment benefits                                                 -         -     (0.04)
                    --------------------------------------------------------------------------------------------------------------
                         NET INCOME (LOSS)                                                             $ 2.35    $ 2.13    $(0.72)
                    --------------------------------------------------------------------------------------------------------------
                    Average number of common shares and
                         equivalents outstanding                                                          277       280       277
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------



YEARS ENDED DECEMBER 31 (IN MILLIONS)(BRACKETS DENOTE CASH OUTFLOWS)                                     1995      1994      1993
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW           Income (loss) from continuing operations                                           $  371    $  406    $ (193)
PROVIDED BY         Adjustments
CONTINUING               Depreciation and amortization                                                    336       302       273
OPERATIONS               Deferred income taxes                                                            (17)       27        28
                         Gain on asset dispositions, net (pretax)                                         (65)      (10)       (7)
                         Purchased research and development                                                18         -         -
                         Restructuring and special charge for litigation                                  199         -       441
                         Other                                                                             20        26        39
                    Changes in balance sheet items
                         Accounts receivable                                                             (106)      (13)      (36)
                         Inventories                                                                      (90)       25       (43)
                         Accounts payable and accrued liabilities                                           2        96       (17)
                         Income taxes payable                                                             (19)       59         4
                         Restructuring program payments                                                   (40)      (52)      (12)
                         Other                                                                            (36)       53       (40)
                    --------------------------------------------------------------------------------------------------------------
                    CASH FLOW PROVIDED BY CONTINUING OPERATIONS                                           573       919       437
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW PROVIDED BY DISCONTINUED OPERATIONS                                                             763       354       112
----------------------------------------------------------------------------------------------------------------------------------
INVESTMENT          Capital expenditures                                                                 (309)     (308)     (276)
TRANSACTIONS        Additions to the pool of equipment leased
                         or rented to customers                                                           (90)      (72)      (56)
                    Acquisitions (net of cash received)
                         and investments in affiliates                                                    (44)      (60)     (107)
                    Proceeds from asset dispositions                                                       91        72         5
                    --------------------------------------------------------------------------------------------------------------
                    INVESTMENT TRANSACTIONS, NET                                                         (352)     (368)     (434)
----------------------------------------------------------------------------------------------------------------------------------
FINANCING           Issuances of debt and lease obligations                                             1,296       970     2,437
TRANSACTIONS        Redemption of debt and lease obligations                                             (891)   (1,593)   (2,021)
                    Increase (decrease) in debt with
                         maturities of three months or less, net                                         (698)     (151)      274
                    Common stock cash dividends                                                          (306)     (286)     (278)
                    Stock issued under Shared Investment Plan                                               -       121         -
                    Stock issued under employee benefit plans                                             103        56        52
                    Purchase of treasury stock                                                           (500)      (47)     (124)
                    --------------------------------------------------------------------------------------------------------------
                    FINANCING TRANSACTIONS, NET                                                          (996)     (930)      340
----------------------------------------------------------------------------------------------------------------------------------
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS                                            20        11        (3)
----------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                                                 8       (14)      452
----------------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                                                 468       482        30
----------------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                                    $  476    $  468    $  482
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------



YEARS ENDED DECEMBER 31 (IN MILLIONS)                                                                    1995      1994      1993
----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK        Balance, beginning and end of year                                                 $  288    $  288    $  288
----------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL          Balance, beginning of year                                                          1,810     1,883     1,889
CONTRIBUTED         Stock issued under Shared Investment Plan                                               -       (44)        -
CAPITAL             Stock issued under employee benefit plans                                              27       (29)       (6)
                    --------------------------------------------------------------------------------------------------------------
                    Balance, end of year                                                                1,837     1,810     1,883
----------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS   Balance, beginning of year                                                          1,762     1,452     1,928
                    Net income (loss)                                                                     649       596      (198)
                    Common stock cash dividends                                                          (306)     (286)     (278)
                    --------------------------------------------------------------------------------------------------------------
                    Balance, end of year                                                                2,105     1,762     1,452
----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK        Balance, beginning of year                                                           (135)     (350)     (281)
IN TREASURY         Purchases                                                                            (500)      (47)     (124)
                    Stock issued under Shared Investment Plan                                               -       165         -
                    Stock issued under employee benefit plans                                              76        87        55
                    Stock issued for acquisitions                                                           9        10         -
                    --------------------------------------------------------------------------------------------------------------
                    Balance, end of year                                                                 (550)     (135)     (350)
----------------------------------------------------------------------------------------------------------------------------------
CUMULATIVE          Balance, beginning of year                                                             (5)      (88)      (29)
FOREIGN CURRENCY    Currency fluctuations                                                                  29        83       (59)
ADJUSTMENT          --------------------------------------------------------------------------------------------------------------
                    Balance, end of year                                                                   24        (5)      (88)
----------------------------------------------------------------------------------------------------------------------------------
                    TOTAL STOCKHOLDERS' EQUITY                                                         $3,704    $3,720    $3,185
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the consolidated financial statements. These policies are in conformity with generally accepted accounting principles and have been applied consistently in all material respects. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Baxter International Inc. and its majority-owned subsidiaries ("Baxter" or the "company"). Operations outside the United States and its territories are included in the consolidated financial statements on the basis of fiscal years ending November 30.
  The company's financial statements have been restated to reflect the results of operations and net assets of the health-care cost management business as a discontinued operation. Accordingly, all amounts included in the Notes to Consolidated Financial Statements pertain to continuing operations except where otherwise noted. See further discussion in Note 2.

CASH AND EQUIVALENTS

Cash and equivalents include cash, cash investments and marketable securities with a maturity of three months or less.
  For continuing and discontinued operations, cash payments for interest were $176 million in 1995, $226 million in 1994 and $217 million in 1993. Cash payments for income taxes related to continuing and discontinued operations in 1995, 1994 and 1993 were $182, $127 and $79 million, respectively.


INVENTORIES


AS OF DECEMBER 31 (IN MILLIONS)                             1995           1994
--------------------------------------------------------------------------------
Raw materials                                               $165           $154
Work in process                                              164            136
Finished products                                            577            526
--------------------------------------------------------------------------------
TOTAL INVENTORIES                                           $906           $816
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Inventories are stated at the lower of cost (first-in, first-out method) or market. Market for raw materials is based on replacement costs and for other inventory classifications on net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.

PROPERTY, PLANT AND EQUIPMENT


AS OF DECEMBER 31 (IN MILLIONS)                             1995           1994
--------------------------------------------------------------------------------
Land                                                      $   88         $   83
Buildings and leasehold improvements                         701            663
Machinery and equipment                                    2,038          1,762
Equipment leased or rented to customers                      341            348
Construction in progress                                     259            245
--------------------------------------------------------------------------------
TOTAL PROPERTY, PLANT AND EQUIPMENT, AT COST                3,427         3,101
Accumulated depreciation and amortization                  (1,678)       (1,458)
--------------------------------------------------------------------------------
NET PROPERTY, PLANT AND EQUIPMENT                          $1,749        $1,643
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Depreciation and amortization are provided for financial reporting purposes principally on the straight-line method over the following estimated useful lives: buildings and leasehold improvements, 20 to 44 years; machinery and other equipment, 3 to 20 years; equipment leased or rented to customers, 1 to 5 years. Leasehold improvements are depreciated over the life of the related facility leases or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes.
  Depreciation expense was $254, $226 and $206 million in 1995, 1994 and 1993, respectively. Repairs and maintenance expense was $79 million in 1995, $74 million in 1994 and $78 million in 1993.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over estimated useful lives not exceeding 40 years. Based

                              BAXTER INTERNATIONAL
--------------------------------------------------------------------------------

upon management's assessment of the future undiscounted operating cash flows of acquired businesses, the carrying value of goodwill at December 31, 1995, has not been impaired. As of December 31, 1995 and 1994, goodwill was $824 million and $820 million, respectively, net of accumulated amortization of $270 million and $242 million, respectively.
  Other intangible assets include purchased patents, trademarks, deferred charges and other identified rights which are amortized on a straight-line basis over their legal or estimated useful lives, whichever is shorter (generally not exceeding 17 years). As of December 31, 1995 and 1994, other intangibles were $274 million and $264 million, respectively, net of accumulated amortization of $281 million and $218 million, respectively.

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

DERIVATIVES

Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses relating to qualifying hedges of firm commitments or anticipated transactions also are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Gains and losses on interest rate-contracts that do not qualify as hedges are recognized as other income or expense.

RECLASSIFICATIONS

Certain immaterial reclassifications have been made to conform the 1994 and 1993 financial statements and related footnotes to the 1995 presentation.


2.  DISCONTINUED OPERATIONS

On November 28, 1995, the board of directors of Baxter International Inc. approved in principle a plan to distribute to Baxter stockholders all of the outstanding stock of its health-care cost management business (the "Distribution") in a spin-off transaction which is expected to be tax-free. The creation of two independent companies will enable Baxter and the new company to devote management time, attention and investments directly to the core strategies of each business. The new health-care cost management business will consist of Baxter's cost-management services, U.S. distribution, surgical products and respiratory-therapy operations. This new company will operate as a medical supplier, focused on helping customers manage the total cost of providing patient care. The Distribution is expected to occur in late 1996 and will result in the health-care cost management business operating as an independent entity with publicly traded common stock on the New York Stock Exchange.
  The following selected financial information for the new health-care cost management business (including previously divested businesses) is presented for informational purposes only and does not necessarily reflect what the results of operations and financial position would have been had it operated as a stand-alone entity.

INCOME STATEMENT DATA FOR
HEALTH-CARE COST MANAGEMENT BUSINESS


AS OF DECEMBER 31 (IN MILLIONS)                        1995      1994      1993
--------------------------------------------------------------------------------
Net sales                                            $4,682    $4,845    $4,763
Income (loss) before income taxes                    $  392    $  242    $ (256)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


  In 1995, income before income taxes includes a $268 million net pretax gain resulting from the company's divestiture of its Industrial and Life Sciences division to VWR Corporation.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NET ASSETS FOR HEALTH-CARE COST MANAGEMENT BUSINESS


AS OF DECEMBER 31 (IN MILLIONS)                                 1995        1994
--------------------------------------------------------------------------------
Net current assets                                            $  722      $1,071
Net noncurrent assets                                          1,897       2,014
--------------------------------------------------------------------------------
     Total net assets                                         $2,619      $3,085
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  It is estimated that through an issuance of new third-party debt, a substantial portion of Baxter's existing debt will be indirectly assumed by the health-care cost management business. The amount of the debt will be determined when the capital structure for the new company is finalized.
  As a result of the board's approval of the plan, the consolidated financial statements of Baxter and the related Notes to Consolidated Financial Statements and supplemental data have been adjusted and restated to reflect the results of operations and net assets of the health-care cost management business as a discontinued operation in accordance with generally accepted accounting principles.


3.  RESTRUCTURING CHARGES

In November 1993, the company announced that its board of directors approved a series of strategic actions to improve shareholder value, to extend positions of leadership in high-growth health-care markets and to reduce costs. These actions were designed to accelerate growth and reduce costs in the company's businesses worldwide, including reorganizations and consolidations in the United States, Europe, Japan and Canada. In November 1993, the company recorded a $230 million pretax provision to cover costs associated with these restructuring initiatives. Since the announcement of the 1993 restructuring program, the company has implemented, or is in the process of implementing, all of the major strategic actions associated with the restructuring program, which is expected to be completed in 1997.
  Employee-related costs include provisions for severance, outplacement assistance, relocation and retention payments for employees in the affected operations worldwide. Since the inception of the restructuring program, the company has eliminated approximately 1,250 of the 1,640 positions affected by the program. The majority of the remaining reductions will occur in 1996 and 1997, as facility closures and consolidations are completed as planned.


1993 RESTRUCTURING PROGRAM

                                           Divestitures
                               Employee-      and asset      Other
(IN MILLIONS)              related costs    write-downs      costs        TOTAL
--------------------------------------------------------------------------------
Restructuring charges                $94            $75        $61         $230
1994 utilization:
     Cash                             27              -         21           48
     Noncash                           -             29          -           29
--------------------------------------------------------------------------------
1995 utilization:
     Cash                             19              -         17           36
     Noncash                           -             24          -           24
--------------------------------------------------------------------------------
December 31, 1995                    $48            $22        $23         $ 93
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

In September 1995, the company completed a global study of its manufacturing capacity. As a result of the study, management approved a plan to consolidate the company's manufacturing operations in Puerto Rico in order to eliminate excess capacity and reduce manufacturing costs. To effect this plan, management recorded a restructuring charge of $93 million in the third quarter of 1995. The charge is predominantly composed of the estimated costs to close the company's intravenous solutions plant and warehouse in Carolina, Puerto Rico. Production and warehousing will be transferred and consolidated into other facilities in Puerto Rico and the United States. Implementation of the plan is underway and completion is anticipated by the end of 1998. Employee-related costs consist primarily of severance for the approximately 1,450 positions that will be eliminated in connection with the approved plan.
  In addition to the consolidation of the company's manufacturing operations in Puerto Rico, the company has initiated plans for other organizational structure changes which have resulted in a $10 million provision for employee severance.

                              BAXTER INTERNATIONAL
--------------------------------------------------------------------------------


1995 RESTRUCTURING PROGRAM


                               Employee-          Asset      Other
(IN MILLIONS)              related costs    write-downs      costs        TOTAL
--------------------------------------------------------------------------------
Restructuring charges:
     Puerto Rico facility
          consolidations             $17            $67         $9          $93
     Organizational
          changes                     10              -          -           10
Utilization:
     Cash                              1              -          -            1
     Noncash                           -             48          -           48
--------------------------------------------------------------------------------
December 31, 1995                    $26            $19         $9          $54
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



4.  ACQUISITIONS, INVESTMENTS IN AFFILIATES & DIVESTITURES

The company invested $44 million in 1995, $16 million in 1994 and $91 million in 1993 for acquisitions accounted for as purchase transactions and investments in affiliated companies. Additionally, the company issued $9 million in 1995 and $10 million in 1994 of common stock for acquisitions accounted for as purchase transactions. Investments in 1995 also included $18 million for an acquisition accounted for as purchased research and development. Had the acquisitions taken place on January 1, consolidated results in the year of acquisition would not have been materially different from reported results. These acquisitions involved no significant change in the company's strategic direction and were made to acquire technologies, broaden product lines and expand market coverage. Additionally, the company paid previously recorded acquisition related liabilities associated with the 1985 acquisition of American Hospital Supply Corporation ("American") of $44 million in 1994 and $16 million in 1993. These payments were for costs associated with litigation surrounding mammary implants. See further discussion in Note 14.
  The company disposed of or discontinued several minor non-strategic or unprofitable product lines or investments which resulted in a net gain of $39 million (net of $26 million in related tax expense) in 1995, as compared to net gains of $6 million (net of $4 million in related tax expense) in 1994 and net gains of $5 million (net of $2 million in related tax expense) in 1993. Proceeds from divestitures were $91 million in 1995, $72 million in 1994 and $5 million in 1993. The majority of these transactions resulted in the disposition of the company's entire interest in such product lines and investments.


5.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


AS OF DECEMBER 31 (IN MILLIONS)                               1995         1994
--------------------------------------------------------------------------------
Accounts payable, principally trade                         $  355       $  311
Employee compensation and withholdings                         188          163
Restructuring                                                   64           20
Litigation                                                     466          240
Pension and other deferred benefits                             11           81
Property, payroll and other taxes                               51           47
Other                                                          413          251
--------------------------------------------------------------------------------
Accounts payable and accrued liabilities                    $1,548       $1,113
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


6.  CREDIT FACILITIES

At December 31, 1995, Baxter's revolving credit facility enabled the company to borrow funds on an unsecured basis at variable interest rates. The banks participating in this facility are committed to maintain the $1.5 billion facility through July 2000. The agreement contains covenants which include a maximum debt-to-capital ratio (as defined) and a minimum interest coverage ratio. At December 31, 1995, there were no borrowings outstanding under this facility.
  Baxter also maintains other short-term credit arrangements totaling approximately $890 million in support of international and domestic operations. At December 31, 1995, $99 million of borrowings were outstanding under these facilities, of which $40 million is classified as long-term debt.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


7. LONG-TERM DEBT AND LEASE OBLIGATIONS


                                         Effective
AS OF DECEMBER 31 (IN MILLIONS)      interest rate           1995          1994
--------------------------------------------------------------------------------
Commercial paper                              5.9%         $  615        $  314
--------------------------------------------------------------------------------
Short-term notes                              5.9%            559           728
--------------------------------------------------------------------------------
Notes due within one year                     9.5%            160           299
--------------------------------------------------------------------------------
7 1/2% notes due 1997                         7.3%            201           201
--------------------------------------------------------------------------------
Notes redeemable by
     holders/callable by
     company in 1998                          9.7%            186           185
--------------------------------------------------------------------------------
9 1/4% notes due 1999                        10.1%             97            97
--------------------------------------------------------------------------------
Zero coupon notes
     due 2000                                10.3%             88            79
--------------------------------------------------------------------------------
7 1/4% notes due 2008                         6.6%            198           200
--------------------------------------------------------------------------------
Swapped notes due 1997,
     2001 and 2002                            7.3%            325           336
--------------------------------------------------------------------------------
Industrial development
     obligations, due 1996
     through 2013                             8.4%             71            71
--------------------------------------------------------------------------------
Notes and capitalized lease
     obligations due 1996
     through 2020                                              32           231
--------------------------------------------------------------------------------
Total long-term debt and
     lease obligations                                      2,532         2,741
Current portion                                              (160)         (400)

Long-term portion                                          $2,372        $2,341
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

At December 31, 1995 and 1994, commercial paper and certain short-term notes together totaling $1,174 million and $953 million, respectively, have been classified with long-term debt as they are supported by long-term credit facilities and will continue to be refinanced. Commercial paper and short-term notes of $89 million as of December 31, 1994 were included in current maturities as they were supported by short-term credit facilities. The company had unamortized original issue discounts of $56 and $66 million for the Zero coupon notes due 2000 at December 31, 1995 and 1994, respectively.
  The company leases certain facilities and equipment under capital and operating leases expiring at various dates. Most of the operating leases contain renewal options. Total expense for all operating leases was $88 million in 1995, $92 million in 1994 and $94 million in 1993.


FUTURE MINIMUM LEASE PAYMENTS


                                                                       Aggregate
                                                                            debt
                                                                      maturities
(INCLUDING INTEREST)                                    Operating    and capital
AS OF DECEMBER 31 (IN MILLIONS)                            leases         leases
--------------------------------------------------------------------------------
1996                                                          $82           $162
1997                                                           52            227
1998                                                           36            102
1999                                                           25            100
2000                                                           21          1,331
Thereafter                                                     67            668
--------------------------------------------------------------------------------
Total obligations and commitments                            $283          2,590
-----------------------------------------------------------------
-----------------------------------------------------------------
Amounts representing interest,
     discounts, premiums and deferred
     financing costs                                                          58
--------------------------------------------------------------------------------
Present value of long-term debt and
     lease obligations                                                    $2,532
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



8. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

FINANCIAL INSTRUMENT USE

Baxter uses financial instruments to manage its exposure to adverse movements in interest rates and foreign exchange rates. Baxter does not use financial instruments for trading purposes, nor is Baxter a party to leveraged derivatives. If Baxter did not use financial instruments, its exposure to these risks would increase.

                              BAXTER INTERNATIONAL
--------------------------------------------------------------------------------


  The notional amounts of derivatives summarized below are used to calculate amounts exchanged in future periods relating to interest rates or foreign exchange rates. While the company is exposed to credit-related losses equal to the market value of the financial instrument shown below (which reflects the gain or loss at December 31, that would result from replacing the instrument in the case of non-performance by the counterparty), the company does not anticipate that any of its counterparties will fail to meet their obligations because of their high credit ratings. Where appropriate, the company has diversified its selection of counterparties, and has arranged collaterization and master-netting agreements to minimize the risk of loss.


INTEREST RATE AND DEBT RISK MANAGEMENT

Baxter uses forward contracts, options and interest-rate swaps from one to 10 years in duration to reduce the company's exposure to adverse movements in interest rates and lower the costs related to various debt instruments. The book values of debt at December 31, 1995 and 1994 reflect deferred hedge gains of $3 million and $7 million, offset by $6 million and $7 million of deferred hedge losses, respectively.
  In 1995 and 1994, options consisted principally of caps and floors that will lower the cost of associated fixed rate debt if floating rates fall below 7.5%, and minimize the impact of increases in floating rates between 1996 and 2005. The forward starting swap consisted of a fixed to floating rate swap that became effective January 4, 1996. Hedges of anticipated transactions in 1994 consisted of forward starting swaps that hedged floating rate debt issued upon maturity of the company's notes in 1995 at a fixed rate of approximately 7%.

INTEREST-RATE CONTRACTS, MARKET VALUE GAIN (LOSS)
AND WEIGHTED-AVERAGE INTEREST RATES


AS OF DECEMBER 31 (IN MILLIONS)                                                  1995                                         1994
----------------------------------------------------------------------------------------------------------------------------------
                                                                MARKET      WEIGHTED-                        Market      Weighted-
                                                                 VALUE        AVERAGE                         value        average
                                               NOTIONAL           GAIN       INTEREST       Notional           gain       interest
                                                AMOUNTS         (LOSS)           RATE        amounts         (loss)           rate
----------------------------------------------------------------------------------------------------------------------------------
Floating to fixed rate hedges                    $1,050           $(21)                         $950            $57
     Average pay rate                                                            5.8%                                         5.8%
     Average receive rate                                                        5.9%                                         6.2%
Fixed to floating rate (swapped notes)               35              1                           395            (31)
     Average pay rate                                                            5.9%                                         6.2%
     Average receive rate                                                        6.3%                                         7.3%
Options                                             475             32                           425             13
Forward starting swap                               300              1                             -              -
Hedges of anticipated transactions                    -              -                           300             30
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


FOREIGN EXCHANGE RISK MANAGEMENT

The company enters into various types of foreign exchange contracts in managing its foreign exchange risk. The amounts hedged, including the market gain (loss) on termination, are indicated in the following table:


FOREIGN EXCHANGE RISK MANAGEMENT


AS OF DECEMBER 31 (IN MILLIONS)
                                                  1995                     1994
--------------------------------------------------------------------------------
                                                MARKET                   Market
                                                 VALUE                    value
                                   NOTIONAL       GAIN     Notional        gain
                                    AMOUNTS     (LOSS)      amounts      (loss)
--------------------------------------------------------------------------------
Forwards and options
     used to hedge
     anticipated sales                    -          -         $ 60          -
--------------------------------------------------------------------------------
Forwards and swaps
     used to hedge
     certain receivables
     and payables                      $189       $ (1)        $176       $ (2)
--------------------------------------------------------------------------------
Forwards and swaps
     used to hedge
     net investments in
     foreign affiliates                $154       $(19)        $226       $(38)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


The corporation enters into forward exchange contracts, options and swaps to hedge anticipated but not yet committed sales expected to be denominated in foreign currencies and certain receivables and payables. The terms of these currency financial instruments are less than two years. The purpose of the company's foreign currency hedging activities is to protect the company from the risk that the eventual dollar net cash inflows resulting from the sale of products to foreign customers and purchases from foreign suppliers and the repayment on non-U.S. dollar borrowings may be adversely affected by changes in exchange rates. The company also enters into foreign exchange contracts, for up to 10 years, to hedge its net investments in foreign affiliates. Subsequent to year-end 1995, the company entered into options to hedge anticipated but not yet committed sales expected to be denominated in foreign currencies with notional amounts totaling $166 million. The company principally hedges the following currencies: Japanese Yen, Belgian Franc, Canadian Dollar, French Franc, Swiss Franc, Spanish Peseta, Italian Lira, U.K. Pound Sterling, German Deutsch Mark, Malaysian Ringgit, Singapore Dollar and Australian Dollar.


FAIR VALUES OF FINANCIAL INSTRUMENTS

                                                                    Approximate
                                           Carrying amounts         fair values

AS OF DECEMBER 31 (IN MILLIONS)              1995      1994      1995      1994
--------------------------------------------------------------------------------
Assets
     Long-term insurance
          receivables                        $805      $446      $633      $248
     Investment in affiliates                 134       163       134       235
Liabilities
     Notes payable to banks                    59       131        59       131
     Short-term borrowings
          classified as long-term           1,174     1,042     1,174     1,042
     Other long-term debt
          and lease obligations             1,358     1,699     1,489     1,694
     Interest rate and foreign
          exchange hedges 1                     9        18         7       (29)
     Long-term litigation
          liabilities                         678       458       532       254
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1. INTEREST RATE HEDGE CARRYING AMOUNTS ARE INCLUDED IN CORRESPONDING DEBT BALANCES.

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

                              BAXTER INTERNATIONAL
--------------------------------------------------------------------------------


9.  PREFERRED STOCK

The stockholders have authorized the issuance of 100 million shares of no par value preferred stock. This stock can be issued in series with varying terms as determined by the board of directors.


PREFERRED STOCK PURCHASE RIGHTS

During 1989, common stockholders received a dividend of one preferred stock purchase right (collectively, the "Rights") for each share of common stock held of record. Each Right entitles the registered holder to purchase from the company one one-hundredth of a share of Series A Junior Participating Preferred Stock for $70. The Rights will become exercisable (and transferable apart from the common stock) on the earlier of (1) 10 days following a public announcement that a person or group has acquired 20% or more of the common stock, or (2) 10 business days following the commencement or announcement of an offer to acquire 20% or more of the common stock.
  If, after the Rights become exercisable, any person or group (the "Acquirer") acquires 20% or more of the common stock (except pursuant to an offer for all outstanding shares of common stock which the independent directors determine to be fair to and otherwise in the best interests of the company and its stockholders) each Right may be exercised for common stock (or, in certain circumstances, cash, other property or securities) having a value of $140. In specified circumstances, each Right may be exercised for common stock of an acquiring entity having a value of $140. All Rights held by the Acquirer will be null and void. The company may generally redeem the Rights at a price of $.01 per Right at any time until 10 days following a public announcement that a person or group has acquired 20% or more of the common stock. The Rights will expire on March 20, 1999, unless redeemed earlier.


10.  COMMON STOCK

In connection with a Shared Investment Plan implemented during 1994, the company received $121 million in cash from 63 members of Baxter's senior management team who collectively purchased 4,685,000 shares of the company's common stock. This plan more directly aligns management and shareholder interests. Under the terms of the voluntary program, Baxter managers used personal full-recourse loans to exercise options to purchase stock at the June 15, 1994, closing price of $26. The loans, borrowed from several commercial banks, are the personal obligations of the participants. Baxter has agreed to guarantee repayment to the banks in the event of default by a participant.
  The company has employee stock purchase plans under which the sale of its common stock has been authorized. The purchase price is the lower of 85% of the closing market price on the date of subscription or 85% of the closing market price on the date sufficient funds have been withheld to purchase 10 shares.
  At December 31, 1995, approximately 5,400 of approximately 33,000 eligible employees in the U.S. and Canada and approximately 900 of approximately 13,000 other eligible employees were participating in the plans. Expiration dates for these subscriptions run from 1996 to 1998. The weighted average subscription price approximated $27.74 for U.S. and Canadian employees and $27.98 for other employees at December 31, 1995.

EMPLOYEE STOCK PURCHASE PLAN


YEARS ENDED DECEMBER 31

Shares subscribed                       1995             1994             1993
--------------------------------------------------------------------------------
Beginning of year                  2,050,970        2,496,703        1,704,735
Subscriptions                      1,458,638        1,968,058        3,303,465
Purchases                         (1,579,425)      (1,881,757)      (1,592,102)
Cancellations                       (351,583)        (532,034)        (919,395)
--------------------------------------------------------------------------------
End of year                        1,578,600        2,050,970        2,496,703
--------------------------------------------------------------------------------
Subscription price per
     share outstanding,
     end of year               $18.70-$36.13    $17.21-$31.19    $17.21-$32.78
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


  The company has various employee stock option plans. All outstanding options under these plans have been granted at 100% of market value on the dates of grant.
  As of December 31, 1995, options were held by approximately 7,800 employees, of which 6,258,117 shares were exercisable. Expiration dates for these options range from 1996 to 2005. The weighted average option price approximated $31.35 at December 31, 1995.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


OPTION SHARES OUTSTANDING FOR EMPLOYEES AND DIRECTORS


YEARS ENDED
DECEMBER 31                             1995             1994             1993
--------------------------------------------------------------------------------
Beginning of year                 12,368,320       11,225,565        8,887,657
Granted                            5,193,650        2,777,182        3,496,709
Exercised                         (2,107,441)        (471,837)        (466,105)
Cancelled/Expired                   (802,694)      (1,162,590)        (692,696)
--------------------------------------------------------------------------------
End of year                       14,651,835       12,368,320       11,225,565
--------------------------------------------------------------------------------
Option price per share
     Exercised                 $13.07-$36.66     $8.35-$26.00    $10.32-$24.36
     Outstanding,
          end of year          $13.07-$37.25     $13.07-$36.66     $8.35-$36.66
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


  In addition, stock options were granted to The Baxter Foundation (a philanthropic organization), as follows: an option to purchase 1,047,000 shares of common stock, at $33.78 per share (both equitably adjusted) was granted on April 22, 1991, and expires in 2001; and an option to purchase one million shares of common stock at $33.75 per share was granted on December 2, 1992, and expires in 2002.
  Under various plans, the company has made grants of restricted stock and performance shares in the form of the company's common stock to provide incentive compensation to key employees and non-employee directors.
  At December 31, 1995, 174,280 shares were subject to restrictions which lapse between 1996 and 1998, and 797,479 shares were subject to restrictions which lapse upon achievement of future performance objectives.


RESTRICTED STOCK OUTSTANDING


YEARS ENDED DECEMBER 31                 1995             1994             1993
--------------------------------------------------------------------------------
Beginning of year                  1,571,841        1,466,200        2,052,777
Granted                              107,104          508,320            5,400
Vested
     (free of restrictions)         (562,291)        (169,709)        (313,353)
Cancelled                           (144,895)        (232,970)        (278,624)
--------------------------------------------------------------------------------
End of year                          971,759        1,571,841        1,466,200
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


PERFORMANCE SHARES OUTSTANDING


YEARS ENDED DECEMBER 31                 1995             1994             1993
--------------------------------------------------------------------------------
Beginning of year                     40,671           49,547           57,736
Granted/awarded                       51,000           12,000           12,000
Issued                               (21,515)         (20,001)         (20,189)
Cancelled                             (2,485)            (875)               -
--------------------------------------------------------------------------------
End of year                           67,671           40,671           49,547
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


  In February 1995, the company's board of directors authorized a two-year, $500 million stock repurchase program. As of September 30, 1995, the company completed this program by repurchasing $500 million
(or approximately 14 million shares) of its common stock. In November 1995, the company's board of directors authorized the repurchase of an additional $500 million of the company's common stock over the next several years. As of December 31, 1995, no additional shares had been repurchased by the company under this authorization.

COMMON STOCK RESERVED FOR ISSUANCE


AS OF DECEMBER 31, 1995
--------------------------------------------------------------------------------
Acquisitions                                                            986,525
Stock purchase plans                                                 13,005,587
Management incentive compensation programs                           19,502,478
Other                                                                 2,047,000
--------------------------------------------------------------------------------
Total shares reserved                                                35,541,590
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995. The statement provides management with a choice of accounting methods for stock-based transactions with employees. Management is currently evaluating the fair value and disclosure alternatives in the statement and plans to adopt it in fiscal year 1996.

                              BAXTER INTERNATIONAL
--------------------------------------------------------------------------------


11.  RETIREMENT AND OTHER BENEFIT PROGRAMS

The company and its subsidiaries sponsor qualified and non-qualified non-contributory, defined benefit pension plans covering substantially all employees in the U.S. and Puerto Rico. The benefits are based on years of service and the employee's compensation during 5 of the last 10 years of employment as defined by the plans. The company's funding policy is to make contributions to the trust of the Qualified Plan which meet or exceed the minimum requirements of the Employee Retirement Income Security Act of 1974. Assets held by the trusts of the plans consist primarily of equity and fixed income securities. The company also has various retirement plans in locations outside the U.S. and Puerto Rico.
  The assumed discount rate applied to benefit obligations to determine 1995 pension expense was 9% and the assumed long-term rate of return on assets was 9.5% for the U.S. and Puerto Rico plans. These rates averaged 7% and 8% respectively, for the international plans.

PENSION EXPENSE


(IN MILLIONS)
YEARS ENDED DECEMBER 31                 1995             1994             1993
--------------------------------------------------------------------------------
Service cost-benefits earned
     during the period                   $27              $33              $30
Interest cost on projected
     benefit obligation                   62               61               57
Actual return on assets                  (62)             (58)             (57)
Net amortization and deferral              8                7               17
--------------------------------------------------------------------------------
Total pension expense for
continuing operations                    $35              $43              $47
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total pension expense for
discontinued operations                  $17              $22              $28
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


ASSUMPTIONS USED IN DETERMINING FUNDED STATUS


AS OF DECEMBER 31                                        1995             1994
--------------------------------------------------------------------------------
Annual rate of increase in compensation levels:
     U.S. plans                                           4.5%             4.5%
     Puerto Rico plan                                     4.0%             4.0%
     International plans (average)                        4.9%             4.8%
Discount rate applied to benefit obligations:
     U.S. plans                                          7.25%             9.0%
     Puerto Rico plan                                    7.25%             9.0%
     International plans (average)                        7.0%             7.4%
Return on assets:
     U.S. plans                                           9.5%             9.5%
     Puerto Rico plan                                     9.5%             9.5%
     International plans (average)                        8.0%             8.0%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


FUNDED STATUS AND AMOUNT INCLUDED IN CONSOLIDATED
BALANCE SHEETS


                                                Plans where         Plans where
                                                accumulated       assets exceed
                                            benefits exceed         accumulated
(IN MILLIONS)                                        assets            benefits
AS OF DECEMBER 31                            1995      1994      1995      1994
--------------------------------------------------------------------------------
Actuarial present value of
     benefit obligations:
          Vested benefits                    $ 72      $ 56    $  938      $683
--------------------------------------------------------------------------------
          Accumulated benefits               $ 77      $ 59    $  970      $702
--------------------------------------------------------------------------------
          Projected benefits                 $100      $ 80    $1,093      $782
Less plan assets at fair value                 13        13     1,042       761
--------------------------------------------------------------------------------
Projected benefit obligation
     in excess of plan assets                  87        67        51        21
Unrecognized net gains
     and unrecognized prior
     service cost                              (4)        8      (107)       17
Unrecognized obligation at
     January 1, net of
     amortization                             (10)       (7)      (31)      (37)
Additional minimum liability                    1         -         -         -
--------------------------------------------------------------------------------
Net pension liability (asset)                $ 74      $ 68    $  (87)     $  1
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


  The company is currently exploring its options relative to pension benefits for the new health-care cost management business (See Note 2). Until final decisions are made regarding the pension plan, the net pension liability above reflects the total net liability for eligible employees of both Baxter and the health-care cost management business. If allocated, the net pension liability for the health-care cost management business would have been $9 million in 1995 and $21 million in 1994.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


  The company also offers non-qualified supplemental retirement benefits to certain individuals. The liability for these benefits was $10 million and $11 million at December 31, 1995 and 1994, respectively.
  Most U.S. employees are eligible to participate in a qualified 401(k) plan. Participants may contribute up to 12% of their annual compensation (limited in 1995 to $9,240 per individual) to the plan and the company matches participants' contributions, up to 3% of compensation. Matching contributions made by the company were $24 million in 1995, $27 million in 1994 and $28 million 1993 for both continuing and discontinued operations.
  In addition to pension benefits, the company sponsors certain contributory health-care and life insurance benefits for substantially all domestic retired employees. These postretirement benefit plans are not funded.
  Effective January 1, 1993, the company adopted FASB Statement No. 112, "Employers' Accounting for Postemployment Benefits" which requires accrual accounting for postemployment benefits such as disability-related and workers-compensation payments. The company recorded the obligation as a cumulative effect of an accounting change for $11 million (net of $7 million in related income tax benefits). The effect of this change on 1993 operating income versus the prior method of accounting for these benefits was not material. The company's liability for these benefits was approximately $19 million at December 31, 1995 and 1994.


NET POSTRETIREMENT HEALTH-CARE AND
LIFE INSURANCE EXPENSE


AS OF DECEMBER 31 (IN MILLIONS)                                  1995      1994
--------------------------------------------------------------------------------
Service cost-benefits earned during the period                    $ 3       $ 3
Interest cost on projected benefit obligation                      15        14
Net amortization and deferral                                      (2)       (1)
--------------------------------------------------------------------------------
Net postretirement benefits cost                                  $16       $16
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


ASSUMPTIONS USED IN DETERMINING THE NET POSTRETIREMENT BENEFITS COST


                                                       1995               1994
--------------------------------------------------------------------------------
Discount rate                                             9%               7.5%
Annual rate of increase in the per capita cost           11%                13%
     Rate to decrease to                                  5%                 5%
     by the year ended                                 2002               2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


PRESENT VALUE OF THE COMPANY'S OBLIGATION INCLUDED IN
THE CONSOLIDATED BALANCE SHEETS


AS OF DECEMBER 31 (IN MILLIONS)                                  1995     1994
--------------------------------------------------------------------------------
Accumulated postretirement benefit
     obligation ("APBO"):
          Retirees                                               $157     $118
          Fully eligible active participants                        6        4
          Other active participants                                61       35
          Unrecognized net gains                                   (6)      50
--------------------------------------------------------------------------------
Accrued postretirement benefit liability                         $218     $207
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



ASSUMPTIONS USED IN DETERMINING THE APBO


AS OF DECEMBER 31                                               1995     1994
--------------------------------------------------------------------------------
Discount rate applied to APBO                                   7.25%       9%
Annual rate of increase in the per capita cost                    10%      11%
     Rate to decrease to                                           5%       5%
     By the year ended                                          2002     2002
Increase if health-care trend rates increase by
     1% in each year (in millions)
          APBO                                                    $25      $24
          Expense                                                 $ 2      $ 3
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              BAXTER INTERNATIONAL
--------------------------------------------------------------------------------


12.  INTEREST AND OTHER (INCOME) EXPENSE


YEARS ENDED DECEMBER 31 (IN MILLIONS)                  1995      1994     1993
--------------------------------------------------------------------------------
Interest, net
     Interest cost                                     $219      $242     $232
     Interest cost capitalized                           (5)       (5)     (10)
--------------------------------------------------------------------------------
     Interest expense                                   214       237      222
     Interest income                                    (34)      (44)     (30)
--------------------------------------------------------------------------------
Total interest, net                                    $180      $193     $192
--------------------------------------------------------------------------------
     Allocated to discontinued
          operations                                   $ 84      $ 97     $102
     Allocated to continuing
          operations                                   $ 96      $ 96     $ 90
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


As shown above, the allocation of interest to continuing and discontinued operations was based on relative net assets of these operations.


OTHER (INCOME) EXPENSE


YEARS ENDED DECEMBER 31 (IN MILLIONS)                  1995      1994     1993
--------------------------------------------------------------------------------
     Equity in losses of affiliates                    $ 17      $ 26     $ 36
     Asset dispositions, net                            (65)      (10)      (7)
     Foreign exchange                                    22        12       28
     Termination of interest-rate
          hedging contracts                               -       (10)       -
     Other                                               21        18       16
--------------------------------------------------------------------------------
Total (income) expenses                                $ (5)     $ 36     $ 73
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


13.  INCOME TAXES

U.S. federal income tax returns filed by Baxter International Inc. through December 31, 1986, have been examined and closed by the Internal Revenue Service. In the opinion of management, the company has made adequate provisions for tax expenses for all open years. Income (loss) before tax expense by category is as follows:


INCOME (LOSS) BEFORE TAX EXPENSE BY CATEGORY


YEARS ENDED DECEMBER 31 (IN MILLIONS)                  1995      1994     1993
--------------------------------------------------------------------------------
U.S.                                                   $  4      $132    $(292)
International                                           520       427      218
--------------------------------------------------------------------------------
Income (loss) from continuing
     operations before income tax
     expense                                           $524      $559     $(74)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


  Income tax expense related to continuing operations and before cumulative effect of accounting changes by category and by income statement classification is as follows:


INCOME TAX EXPENSE


YEARS ENDED DECEMBER 31 (IN MILLIONS)                  1995      1994     1993
--------------------------------------------------------------------------------
Current
     U.S.
          Federal                                      $ 21      $  3     $ 16
          State and local                                26        31       20
     International                                      123        92       55
--------------------------------------------------------------------------------
     Current income tax expense                         170       126       91
--------------------------------------------------------------------------------
Deferred
     U.S.
          Federal                                        13        23       27
          State and local                               (27)        4       10
     International                                       (3)        -       (9)
--------------------------------------------------------------------------------
     Deferred income tax expense
          (benefit)                                     (17)       27       28
--------------------------------------------------------------------------------
Income tax expense                                     $153      $153     $119
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The income tax for continuing operations was calculated as if Baxter were a stand-alone entity (without income from discontinued operations).
  Effective January 1, 1993, the company adopted FASB Statement No. 109, "Accounting for Income Taxes." Baxter recorded a tax benefit of $81 million, or 29 cents per common share reflecting the cumulative effect of the accounting change.


DEFERRED TAX ASSETS AND LIABILITIES


YEARS ENDED DECEMBER 31 (IN MILLIONS)                  1995      1994     1993
--------------------------------------------------------------------------------
Deferred tax assets
     Accrued expenses                                  $192      $191     $242
     Accrued postretirement benefits                     80        87       90
     Merger and restructuring costs                      97        71      151
     Alternative minimum tax credit                      62        77       75
     Tax credits and net operating losses                20        26       23
     Valuation allowances                               (30)      (43)     (36)
--------------------------------------------------------------------------------
          Total deferred tax assets                     421       409      545
--------------------------------------------------------------------------------
Deferred tax liabilities
     Asset basis differences                            241       248      267
     Subsidiaries' unremitted earnings                  121       132      195
     Other                                               26        13       39
--------------------------------------------------------------------------------
          Total deferred tax liabilities                388       393      501
--------------------------------------------------------------------------------
Net deferred tax assets                                $ 33      $ 16     $ 44
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Income tax expense before cumulative effect of accounting changes applicable to consolidated income from continuing operations differs from income tax expense calculated by using the U.S. federal income tax rate for the following reasons:


INCOME TAX EXPENSE


YEARS ENDED DECEMBER 31 (IN MILLIONS)                  1995      1994     1993
--------------------------------------------------------------------------------
Income tax expense (benefit) at
     statutory rate                                    $183      $196     $(26)
Tax-exempt operations                                  (125)     (107)     (91)
Nondeductible goodwill                                    8         7       16
Unremitted foreign earnings                               -         -      151
State and local taxes                                     7        11        4
Repatriation of foreign earnings                         57        47       45
Foreign tax expense                                      14         6       22
Other factors                                             9        (7)      (2)
--------------------------------------------------------------------------------
Income tax expense                                     $153      $153     $119
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


The company has received a tax exemption grant from Puerto Rico which provides that manufacturing operations will be partially exempt from local taxes until the year 2002. Appropriate taxes have been provided for these operations assuming repatriation of all available earnings. In addition, the company has other manufacturing operations outside the U.S. that benefit from reductions in local tax rates under tax incentives that will continue at least through 1997.
  U.S. federal income taxes, net of available foreign tax credits, on unremitted earnings deemed permanently reinvested would be approximately $191 million as of December 31, 1995. A tax provision of $151 million was made in 1993 for unremitted foreign earnings to allow the transfer of $430 million cash to the U.S. to fund restructuring costs.


14.  LEGAL PROCEEDINGS

In both 1995 and 1993, the company recorded special charges for major litigation settlements and minimum liability exposures, and recorded significant estimated insurance recoveries with respect to these liabilities.


LITIGATION CHARGES


                                                          Plasma         Patent
                                          Mammary          based     settlement
(in millions)                            implants      therapies      and other
--------------------------------------------------------------------------------
1995:
     Gross litigation charge                 $298           $247              -
     Estimated insurance
          recoveries                          258            191              -
--------------------------------------------------------------------------------
Net 1995 litigation charge                   $ 40           $ 56              -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1993:
     Gross litigation charge                 $580           $131           $128
     Estimated insurance
          recoveries                          426             83              -
--------------------------------------------------------------------------------
Net 1993 litigation charge                   $154           $ 48           $128
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  As of December 31, 1995, the company was a defendant, together with other defendants, in 6,961 lawsuits and had 1,764 pending claims from individuals, all of which seek damages for injuries allegedly caused by silicone mammary implants manufactured by the American Heyer-Schulte division of American Hospital Supply Corporation ("American"). The comparable number of cases and claims was 7,992 as of December 31, 1994. In the fourth quarter of 1995, 22 cases and claims were disposed of.
  The typical case or claim alleges that the individual's mammary implants caused one or more of a wide range of ailments, including non-specific autoimmune disease, scleroderma, lupus, rheumatoid arthritis, fibromyalgia, mixed connective tissue disease, Sjogren's syndrome, dermatomyositis, polymyositis, and chronic fatigue.
  In addition to the individual suits against the company, a class action on behalf of all women with mammary implants filed against all manufacturers of such implants has been conditionally certified and is pending in the United States District Court for the Northern District of Alabama (Dante, et al., v. Dow Corning, et al., U.S.D.C., N. Dist., Ala., 92-2589; part of In re: Silicone Gel Breast Implant Product Liability Litigation, U.S.D.C., N. Dist. Ala., MDL 926, (U.S.D.C., N. Dist. Ala., CV 92-P-10000-S) (now held in abeyance pending settlement proceedings in Lindsey, et al., v. Dow Corning, et al., U.S.D.C., N. Dist. Ala., CV 94-P-11558-S)). Another class action has been certified and is pending in state court in Louisiana (Spitzfadden, et al., v. Dow Corning Corp., et al., Dist. Ct., Parish of Orleans, 92-2589). Baxter also has been named in 10 other purported additional class actions, none of which is currently

                              BAXTER INTERNATIONAL
--------------------------------------------------------------------------------


certified. A suit seeking class certification on behalf of all residents of the Province of Ontario, Canada, who received Heyer-Schulte implants was dismissed as to Baxter (Burke v. American Heyer-Schulte, et al., Ontario Prov. Court, Gen. Div., 15981/93). That case currently is on appeal. Three other suits seeking class certification on behalf of all women in the Provinces of Ontario, Quebec and British Columbia, respectively, who received Heyer-Schulte mammary implants have been filed (Bennett v. American Heyer-Schulte, et al., Ontario Prov. Court, Gen. Div., 18169/94; Pelletier v. Baxter Healthcare Corporation, et al., Quebec Prov. Court, Dist. of Montreal, 500-06-000005-955; Harrington v. Dow Corning Corporation, et al., Supreme Court, British Columbia, C954330).
  Additionally, the company has been served with a purported class action brought on behalf of children allegedly exposed to silicone in utero and through breast milk. (Feuer, et al., v. McGhan, et al., U.S.D.C., E. Dist. NY, 93-0146.) The suit names all mammary implant manufacturers as defendants and seeks to establish a medical monitoring fund.
  These implant cases and claims generally raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law. Many of the cases and claims are at very preliminary stages, and the company has not been able to obtain information sufficient to evaluate each case and claim.
  There also are issues concerning which of the company's insurers are responsible for covering each matter and the extent of the company's claims for contribution against third parties. The company believes that a substantial portion of the liability and defense costs related to mammary implant cases and claims will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. Most of the company's insurers have reserved (i.e., neither admitted nor denied), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. The company is engaged in active negotiations with its insurers concerning coverages and the settlement described below. The company has recently consummated a "Coverage-in-Place" Agreement with certain London Market Insurers which it believes collectively subscribed the majority of the company's solvent London occurrence coverage for the period 1979 to 1985. The Agreement resolves the signatory insurers' coverage defenses and specifies rules and procedures for their allocation and payment of defense and indemnity costs. The amounts the signatory insurers will pay the company depends upon how much loss the company incurs in connection with breast implant claims, subject to policy limits. Three of the company's claims-made insurers have tendered the full amounts of their policies to the company and a fourth has tendered the full amounts of its policy ratably as claims are paid. Additionally, the company received certain funds in settlement of claims pending against a carrier in liquidation. The total amount tendered from the claims-made insurers and others exceeds $100 million.
  Some of the mammary implant cases pending against the company seek punitive damages and compensatory damages arising out of alleged intentional torts. Depending on policy language, applicable law, and agreements with insurers, the damages awarded pursuant to such claims may or may not be covered, in whole or in part, by insurance. On February 7, 1994, the company filed suit against all of the insurance companies that issued product liability policies to American, American Heyer-Schulte and Baxter for a declaratory judgment that: the policies cover each year of injury or claim; the company may choose among multiple coverages; coverage begins with the date of implant; and legal fees and punitive damages are covered. Subsequently, certain of the company's product liability insurance carriers filed suit against the company and all of its other carriers for a declaratory judgment to define various terms in the company's insurance policies, the extent of the company's coverage, the date of the occurrences giving rise to coverage, and the relative liabilities of the various insurance carriers involved. In both cases, the parties have entered into a "stand-still" agreement while negotiations continue.
  In 1994, representatives of the plaintiffs and certain defendants in these cases negotiated a global settlement of the issues under the jurisdiction of the Court in the Lindsey v. Dow Corning, et al. case. The monetary provisions of the settlement, providing compensation for all present and future plaintiffs and claimants through a series of specific

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


funds and a disease compensation program involving scheduled medical conditions, were agreed upon by most of the significant defendants and representatives of the plaintiffs. The total of all of the specific funds and the disease compensation program, which would be paid-in and made available over approximately 30 years following final approval of the settlement by the courts, was $4.255 billion. The company's share of this settlement was established by the settlement negotiations at $556 million. Appeals have been filed challenging the global settlement.
  The time to file current claims against the fund ended on September 16, 1994. Since that date, the Court's claims administration office has been evaluating the current claims filed against the scheduled medical conditions. If those claims exceed the funds available, the settlement agreement provides for reductions of the amounts payable for scheduled medical conditions (a "ratchet"), and for negotiations among the representatives of the plaintiffs and the settling defendants with respect to the shortfall in funding for current claims. The Court has indicated that it expects that there will be a substantial ratchet downward in the amounts payable, and this expectation has resulted in further negotiations among the parties. On October 20, 1995, Baxter, Bristol-Myers Squibb Company and Minnesota Mining and Manufacturing Company presented a draft proposal to the Court modifying, among other things, the compensation program under the current settlement. The settlement continues to provide compensation for all present and future plaintiffs and claimants who have, or had at any time, one or more mammary implants manufactured by any of the settling defendants; however, current claims would be paid substantially through a claims-made program and all compensation amounts have been substantially reduced. On November 13, 1995, the company's Board of Directors authorized the company to participate in the revised settlement. Subsequently, Union Carbide Corporation and McGhan Medical Corporation joined the revised settlement. On December 22, 1995, the Court approved the revised settlement program. On January 16, 1996, the company, Bristol-Myers Squibb Company and Minnesota Mining and Manufacturing Company each paid $125 million into the Court-established fund as an initial reserve to pay claims under the revised settlement.
  The global settlement gave individual plaintiffs and claimants the opportunity to remove themselves from the settlement ("opt-out"). The initial opt-out period ended July 1, 1994. As of December 1, 1995, approximately 11,041 individuals have opted out of the global settlement, of which approximately 2,959 allege claims against Baxter. Of the opt-outs who filed claims against Baxter, 1,888 represent U.S. claimants and 1,071 represent foreign claimants. The number of opt-outs against Baxter will change as some claimants are found to not have valid claims against Baxter, and others are identified as having claims against Baxter. The company believes that a substantial number of the suits filed in the second, third and fourth quarters of 1994 against Baxter will ultimately be dismissed because it will be determined that no Heyer-Schulte mammary implant is involved. As a result of the anticipated substantial ratchet in the global settlement, on October 9, 1995, the Court in the Lindsey case reopened the right to opt-out, commencing on December 1, 1995.
  On May 15, 1995, Dow Corning Corporation, one of the defendants in the breast implant cases declared bankruptcy and filed for protection under Chapter 11 In re: Dow Corning Corporation, U.S.D.C., E.D. Mich. 95-20512, 95CV72397-DT. ("Dow Corning Bankruptcy"). The full impact of these proceedings on the global settlement is unclear. As a result of the Dow Corning bankruptcy, Baxter was able to remove a substantial number of opt-out claims from state to federal courts. As of June 30, 1995, Baxter had removed the claims of 2,361 individuals and moved to transfer all of those cases to the federal district court in Michigan in which the Dow Corning bankruptcy is pending. The court denied transfer of these cases. Baxter has filed a notice of appeal.
  In the fourth quarter of 1993, the company accrued $556 million for its estimated liability resulting from the global settlement of the mammary implant class action and recorded a receivable for estimated insurance recovery of $426 million, resulting in a net charge of $130 million. Based on its continuing evaluation of the remaining opt-outs, the company accrued an additional $298 million for its estimated liability to litigate and/or settle cases and claims involving opt-outs and recorded an additional receivable for estimated insurance recovery of $258 million, resulting in an additional net charge of $40 million in the first quarter of 1995.
  At present, the company is not able to estimate the nature and extent of its further potential future liability with respect

                              BAXTER INTERNATIONAL
--------------------------------------------------------------------------------

to mammary implants. The company believes that most of its potential future liability with respect to mammary implant cases is covered by insurance. The company intends to continue to litigate pending mammary implant cases.
  Upon resolution of any of the uncertainties concerning these cases, the company may ultimately incur charges in excess of presently established reserves. While such a future charge could have a material adverse impact on the company's net income in the period in which it is recorded, management believes that any outcome of this litigation will not have a material adverse effect on the company's consolidated financial position.
  As of December 1, 1995, the company was a defendant, together with other defendants, in 366 lawsuits, and had 860 pending claims in the United States, Canada, Ireland, Italy, Spain, Japan and the Netherlands, involving individuals who have hemophilia, or their representatives. Those cases and claims seek damages for injuries allegedly caused by anti-hemophilic factor concentrates VIII and IX derived from human blood plasma processed and sold by the company.
  The typical case or claim alleges that the individual with hemophilia was infected with HIV by infusing Factor VIII or Factor IX concentrates ("Factor Concentrates") containing HIV.
  All Federal Court Factor Concentrate cases have been transferred to the U.S.D.C. for the Northern District of Illinois for case management under Multi District Litigation (MDL) rules. In addition to the individual suits against the company, a purported class action was filed on September 30, 1993, on behalf of all U.S. residents with hemophilia (and their families) who were treated with Factor Concentrates and who allegedly are infected with HIV as a result of the use of such Factor Concentrates. This lawsuit was filed in the United States District Court for the Northern District of Illinois (Wadleigh, et al., v. Rhone-Poulenc Rorer, et al., U.S.D.C., N. Dist., Ill. 93C 5969). On November 3, 1994, the court certified the class only for the purpose of determining whether the defendants' actions were negligent. The defendants in this case filed a petition for a Writ of Mandamus with the 7th Circuit Court of Appeals seeking an order directing the district court judge to vacate that certification. On March 16, 1995, the Court of Appeals granted the petition and stated that it would issue a Writ of Mandamus directing the District Court to vacate its certification. On April 28, 1995, the Court of Appeals denied the plaintiffs request for a rehearing en banc, but stayed enforcement of the writ pending a petition for certiorari by the plaintiffs to the U.S. Supreme Court. On October 2, 1995, the U.S. Supreme Court denied the plaintiffs petition for certiorari. On January 16, 1996, the District Court decertified the class. Baxter has also been named in five other purported class actions, none of which have been certified and three of which have been transferred to the MDL for discovery purposes. The company denies these allegations.
  Many of the cases and claims are at very preliminary stages, and the company has not been able to obtain information sufficient to evaluate each case and claim. In most states, the company's potential liability is limited by laws that provide that the sale of blood or blood derivatives, including Factor Concentrates, is not the sale of a "good," and thus is not covered by the doctrine of strict liability. As a result, each claimant will have to prove that his or her injuries were caused by the company's negligence. The Wadleigh case alleges that the company was negligent in failing: to use available purification technology; to promote research and development for product safety; to withdraw Factor Concentrates once it knew or should have known of viral-contamination of such concentrates; to screen plasma donors properly; to recall contaminated Factor Concentrates; and to warn of risks known at the time the Factor Concentrates were used.
  The company believes that a substantial portion of the liability and defense costs related to anti-hemophilic Factor Concentrate cases and claims will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. Most of the company's insurers have reserved their rights (i.e., neither admitted nor denied coverage), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach.
  The company has filed suit in California, against all of the insurance companies that issued comprehensive general liability and excess liability policies to the company for a declaratory judgment that the policies of all of the carriers provide coverage. In that suit, the company also sued Zurich for failure to defend it. The company subsequently dismissed without prejudice its claims against all of the

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


excess insurance carriers except Columbia Casualty Company (one of the company's excess insurers during part of the relevant time period). The company has filed an Amended Complaint in the California action seeking a declaration that Zurich has a duty to defend the company in connection with the Factor Concentrate cases and claims.
  Zurich Insurance Co., one of the company's comprehensive general liability insurance carriers has filed a suit in Illinois against the company, seeking a declaratory judgment that the policies it had issued do not cover the losses that the company has notified it of for a number of reasons, including that Factor Concentrates are products, not services, and are, therefore, excluded from the policy coverage, and that the company has failed to comply with various obligations of notice, and the like under the policies.
  The company's excess liability insurance carriers also brought suit in Illinois for a declaratory judgment as to the parties' respective liabilities. That suit has been dismissed without prejudice. The suit filed by Zurich in Illinois had been stayed pending resolution of the company's California case. Zurich appealed that stay and the Illinois Appellate Court reversed and issued a certificate of importance ensuring the Illinois Supreme Court will hear the company's appeal. In January 1996, the Illinois Supreme Court issued an interim order precluding the company from prosecuting the California action during the pendency of the appeal before the Illinois Supreme Court. Thus, the California action is currently stayed.
  The company has notified its insurers concerning coverages and the status of the cases. Also, some of the anti-hemophilic Factor Concentrates cases pending against the company seek punitive damages and compensatory damages arising out of alleged intentional torts. Depending on policy language, applicable law and agreements with insurers, the damages awarded pursuant to such claims may or may not be covered, in whole or in part, by insurance. Accordingly, the company is not currently in a position to estimate the amount of its potential future recoveries from its insurers, but has estimated its recovery with respect to the reserves it has established.
  The company is vigorously defending each of the cases and claims against it. The company will continue to seek ways to resolve pending and threatened litigation concerning these issues through a negotiated resolution.
  On June 29, 1995, the German parliament approved the creation of an assistance fund for approximately 1,900 individuals, and their families, who contracted HIV from blood and blood products in the early 1980s. The fund of approximately $180 million will be established by contributions from the German federal and state governments, the German Red Cross and fractionators who sold Factor Concentrate during the relevant period of time. The company has agreed to contribute approximately $12 million over a four-year period of time. Claims against the German federal and state governments, the German Red Cross and fractionators contributing to the fund are, by law, extinguished.
  In Japan, the company is a defendant, along with the Japanese government and four other co-defendants, in multiple-plaintiff Factor Concentrate cases in Osaka and Tokyo. Both cases currently involve 374 plaintiffs, at least 166 of whom allegedly used Baxter Factor Concentrates. The Japanese Ministry of Health and Welfare ("MHW") estimates that there are approximately 1,400 hemophiliacs who are HIV-positive or AIDS-manifested, and approximately 400 who have died.
  In October, 1995, the Osaka and Tokyo courts issued interim opinions setting forth a first proposal for settlement. In general, the settlement recommendations provided for payment of an up-front, lump sum amount of approximately $450,000 per plaintiff, 40% funded by the Japanese government and 60% funded by the corporate defendants. The proposal foresees limited credits to be applied to the corporate defendants' share of the settlement for prior payments made under the "Yuai Zaidan" (a government-administered program, funded almost entirely by the corporate defendants, which pays monthly allowances to HIV-infected and AIDS-manifested hemophiliacs and their survivors). The courts also raised the possibility of additional payments of unspecified amounts supplemental to the lump-sum, which will be paid during the life of an infected hemophiliac. The courts directed the parties to commence settlement negotiations under the framework outlined above. Settlement discussions have proceeded, but have not yet reached a resolution.
  On February 9, 1996, the MHW announced that it had recently discovered several files of documents which confirmed that the Ministry was aware, at the time the heat-treated Factor Concentrates were available, that non heat-treated Factor Concentrates could transmit the AIDS virus.

                              BAXTER INTERNATIONAL
--------------------------------------------------------------------------------


On February 16, 1996, the MHW admitted the responsibility on the part of the government as indicated in the courts' interim opinions and presented a public apology. The second proposal of settlement is expected from the courts in early March.
  The company has been notified that approximately 1,354 HIV-positive hemophiliacs in Spain are investigating the possibility of filing suit both in the United States and in Spain against the company and other fractionators which sold factor concentrate in Spain in the early 1980s. As of this time, no formal suits have been filed against the company either in Spain or the United States. Approximately 800 of these individuals have taken Baxter factor concentrates.
  On February 21, 1994, the company began the voluntary withdrawal worldwide of its Gammagard-Registered Trademark- IGIV (intravenous immune globulin) because of indications that it might be implicated in Hepatitis C infections occurring in users of Gammagard. Gammagard is a concentration of antibodies derived from human plasma and is used to treat immune-suppressed patients. A new immune globulin, Gammagard-Registered Trademark- S/D, produced with an additional viral inactivation process was introduced by the company after licensure in the United States and certain other countries.
  As of December 31, 1995, the company had received reports of alleged Hepatitis C transmission from 342 patients. The exact cause for these reports has not been determined; however, many of the reports have been associated with Gammagard injections produced from plasma which was screened for antibodies to the Hepatitis C virus through second-generation testing. The number of patients receiving Gammagard-Registered Trademark- IGIV produced from the second-generation screened plasma is not yet known, nor is the number of patients claiming exposure to Hepatitis C known.
  As of December 31, 1995, the company was a defendant in 88 lawsuits and had 91 pending claims in United States, Denmark, France, Germany, Italy, Spain, Sweden and the United Kingdom resulting from this incident. Seven suits in the United States have been filed as purported class actions: (Lowe v. Baxter, U.S.D.C., W.D. KY, C94-0125; Mock v. Baxter, et al., U.S.D.C., ID, CIV-94-0524-S-LMV; Fayne v. Baxter, U.S.D.C., S.D., NY, 95CIV1129; Gutterman v. Baxter, U.S.D.C., S.D., IL, 95-198-WDS; Geary v. Baxter, U.S.D.C., W.D., PA, 95 0457; Kelley v. Baxter, U.S.D.C., M.D., NC, 6:95CV00178; and Logan, et al., v. Baxter, U.S.D.C., Central Dist., CA, 95-3584). On December 18, 1995, the Lowe class action allegations were voluntarily dismissed with prejudice by the plaintiffs. The suits allege infection with the Hepatitis C virus from the use of Gammagard. On June 9, 1995, the judicial panel on multi-district litigation ordered all federal cases involving Gammagard to be transferred to the Central District of California for coordinated pretrial proceedings before Judge Manuel L. Real, MDL docket no. 1060. Of the 82 pending suits in the United States, 67 are filed in federal court (including the 6 class actions), and all are expected to be transferred to Judge Real. Judge Real has indicated that he intends to certify a class action of all persons who took Gammagard but he has not yet entered such an order. Judge Real has scheduled a trial for September 1996. The company is vigorously defending these cases.
  In the fourth quarter of 1993, the company accrued $131 million for its estimated worldwide liability for litigation and settlement expenses involving anti-hemophilic Factor Concentrate cases, and recorded a receivable for insurance coverage of $83 million, resulting in a net charge of $48 million. The expense associated with the German settlement is covered by this accrual.
  In the third quarter of 1995, significant developments occurred, primarily in the United States, Europe and Japan relative to claims and litigation pertaining to the company's plasma based therapies, including Factor Concentrates. After analyzing circumstances in light of recent developments and considering various factors and issues unique to each geography, the company revised its estimated exposure from the $131 million previously recorded for Factor Concentrates to $378 million for all plasma based therapies. Related estimated insurance recoveries were revised from $83 million for Factor Concentrates to $274 million for all plasma based therapies. This resulted in a net charge of $56 million in the third quarter of 1995.
  Upon resolution of any of the uncertainties concerning these cases, or if the company, along with the other defendants, enters into comprehensive settlements of the putative class actions described above, the company may incur charges in excess of presently established reserves. While such a future charge could have a material adverse impact on the company's net income in the period in which it is recorded, management believes that any outcome of

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


this litigation will not have a material adverse effect on the company's consolidated financial position.
  Baxter Healthcare Corporation ("BHC") was one of 10 defendants named in a purported class action filed in August 1993, on behalf of all medical and dental personnel in the state of California who allegedly suffered allergic reactions to natural rubber latex gloves and other protective equipment or who allegedly have been exposed to natural rubber latex products (Kennedy, et al., v. Baxter Healthcare Corporation, et al., Sup. Ct., Sacramento Co., Cal., #535632). The case alleges that users of various natural rubber latex products, including medical gloves made and sold by BHC and other manufacturers, suffered allergic reactions to the products ranging from skin irritation to systemic anaphylaxis. The Court granted defendants' demurrer to the class action allegations. This is currently on appeal. In April 1994, a similar purported class action, Green, et al. v. Baxter Healthcare Corporation, et al., (Cir. Ct., Milwaukee Co., WI, 94CV004977) was filed against Baxter and three other defendants. The class action allegations have been withdrawn, but additional plaintiffs added individual claims. As of December 31, 1995, 15 additional lawsuits have been served on the company containing similar allegations of sensitization to natural rubber latex products. The company will vigorously defend against these actions. Management believes that the outcome of these matters will not have a material adverse effect on the company's results of operations or consolidated financial position.
  A purported class action has been filed against the company, Caremark International Inc. ("Caremark"), C.A. (Lance) Piccolo, James G. Connelly and Thomas W. Hodson (all current officers of Caremark) alleging securities law disclosure violations in connection with the November 30, 1992, spin-off of Caremark in the Registration and Information Statement ("Registration Statement") and subsequent SEC filings submitted by Caremark (Isquith v. Caremark International, Inc., et al., U.S.D.C., N. Dist. Ill., 94C 5534). The plaintiffs allege, among other things, that the Registration Statement and subsequent SEC filings contained false and misleading statements regarding the scope of the Office of Inspector General for the Department of Health and Human Services' investigation of Caremark's business and Medicare/Medicaid patient-referral practices. The company has responded to the complaint and is vigorously defending this action. Management believes that the outcome of this matter will not have a material adverse effect on the company's results of operations or consolidated financial position.
  As of December 31, 1995, the company has been named as a potentially responsible party for cleanup costs at 18 hazardous waste sites. The company was a significant contributor to waste disposed of at only one of these sites, the Thermo-Chem site in Muskegon, Michigan. The company expects that the total cleanup costs for this site will be between $44 million and $65 million, of which the company's share will be approximately $5 million. This amount, net of payments of approximately $1 million, has been accrued and is reflected in the company's financial statements.
  In all of the other sites, the company was a minor contributor and does not have information on the total cleanup costs. The company has, however, in most of these cases been advised by the potentially responsible party of its roughly estimated exposure at these sites. Those estimated exposures total approximately $7 million. This amount has been accrued and reflected in the company's financial statements.
  The company is a defendant in a number of other claims, investigations and lawsuits. Based on the advice of counsel, management does not believe that the other claims, investigations and lawsuits individually or in the aggregate, will have a material adverse effect on the company's operations or its consolidated financial condition.


15.  INDUSTRY AND GEOGRAPHIC INFORMATION

The company operates in a single industry segment as a world leader in providing health-care products for use in hospitals and other health-care settings. On a global basis, Baxter develops, manufactures and markets intravenous solutions and related administration equipment, highly specialized medical products for treating kidney and heart disease and blood disorders, and for collecting and processing blood. These products include intravenous solutions and pumps; dialysis equipment and supplies; prosthetic heart valves and cardiac catheters; blood-clotting therapies; and machines and supplies for collecting, separating and storing blood. These products require extensive research and development and investment in worldwide manufacturing, marketing, and administrative infrastructure.

                              BAXTER INTERNATIONAL
--------------------------------------------------------------------------------


FINANCIAL INFORMATION BY GEOGRAPHIC AREA


YEARS ENDED DECEMBER 31 (IN MILLIONS)
                                                                                    Canada
                                                     Pacific        Latin        and other                  Inter-area
                      United States      Europe       Rim(1)      America    international        Other   eliminations        Total
-----------------------------------------------------------------------------------------------------------------------------------
1995
Trade sales                  $2,634       1,215          860          204              135            -              -       $5,048
Inter-area sales             $  675         158          191          113                2            -         (1,139)           -
-----------------------------------------------------------------------------------------------------------------------------------
Total sales                  $3,309       1,373        1,051          317              137            -         (1,139)      $5,048
Pretax income (loss)         $   85         244          320           30               37         (192)             -       $  524
Identifiable assets          $4,975       1,156          533          209               82            -           (137)      $6,818
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
1994
Trade sales                  $2,429       1,057          695          166              132            -              -       $4,479
Inter-area sales             $  605         129          144           56                1            -           (935)            -
-----------------------------------------------------------------------------------------------------------------------------------
Total sales                  $3,034       1,186          839          222              133            -           (935)      $4,479
Pretax income (loss)         $  119         200          257           33               39          (96)             7       $  559
Identifiable assets          $4,371         959          486          182               88            -           (132)      $5,954
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
1993
Trade sales                  $2,242         996          573          155              150            -              -       $4,116
Inter-area sales             $  524         107          157           41                1            -           (830)           -
-----------------------------------------------------------------------------------------------------------------------------------
Total sales                  $2,766       1,103          730          196              151            -           (830)      $4,116
Pretax income (loss)         $   14         142          150           36               12         (420)            (8)      $  (74)
Identifiable assets          $4,545         866          424          135              102            -           (117)      $5,955
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

1. INCLUDES JAPAN, AUSTRALIA, NEW ZEALAND AND ASIA.



  Inter-area transactions are accounted for using arm's-length principles. Identifiable assets are those assets associated with a specific geographic area. Goodwill and amortization have been allocated to geographic areas as applicable. Other consists of litigation charges and interest, net.
  Foreign net sales (including U.S. export sales) and net assets (including advances from the company and its subsidiaries) of all consolidated foreign subsidiaries and branches located outside the U.S., its territories and possessions for the three years ended December 31 are as follows:


NET SALES AND NET ASSETS FOR ALL CONSOLIDATED FOREIGN
SUBSIDIARIES AND BRANCHES


YEARS ENDED DECEMBER 31 (IN MILLIONS)         1995           1994           1993
--------------------------------------------------------------------------------
Foreign net sales                           $2,556         $2,187         $2,004
Foreign assets net of liabilities
     at end of year                         $1,382         $1,154            902
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



16. QUARTERLY FINANCIAL RESULTS AND MARKET FOR THE COMPANY'S STOCK


                                                                 First         Second          Third         Fourth          Total
(UNAUDITED, IN MILLIONS, EXCEPT PER SHARE DATA)                quarter        quarter        quarter        quarter           year
----------------------------------------------------------------------------------------------------------------------------------
1995
Net sales                                                       $1,158         $1,275         $1,261         $1,354         $5,048
Gross profit                                                       506            573            566            626          2,271
Income from continuing operations before
     cumulative effect of accounting change                         98            114             11            148            371
Net income                                                         145            165            163            176            649
Per common share:
     Income from continuing operations                             .35            .41            .04            .54           1.34
     Net income(1)                                                 .52            .59            .59            .65           2.35
     Dividends                                                   .2625          .2825          .2825          .2825           1.11
     Market price
          High                                                  34.875          37.00         41.375          44.75
          Low                                                    26.75          32.50          33.75          36.75
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
1994
Net sales                                                       $1,013         $1,111         $1,117         $1,238         $4,479
Gross profit                                                       438            476            499            560          1,973
Income from continuing operations before
     cumulative effect of accounting changes                        84             84            105            133            406
Net income                                                         131            144            149            172            596
Per common share:
     Income from continuing operations                             .30            .30            .38            .47           1.45
     Net income                                                    .47            .52            .53            .61           2.13
Dividends                                                          .25            .25          .2625          .2625          1.025
     Market price
          High                                                   24.75          26.75          28.75          28.88
          Low                                                    21.75          21.63          25.25          23.75
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

1. THE FOURTH QUARTER INCLUDES A PRETAX CHARGE OF $34 MILLION FOR COSTS ASSOCIATED WITH EFFECTING THE DISTRIBUTION OF THE HEALTH-CARE COST MANAGEMENT BUSINESS.


  Baxter common stock is listed on the New York, Chicago and Pacific Stock Exchanges, on The London Stock Exchange and on the Swiss stock exchanges of Zurich, Basel and Geneva. The New York Stock Exchange is the principal market on which the company's common stock is traded. At January 31, 1996, there were approximately 74,000 holders of record of the company's common stock.

                  FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------


YEARS ENDED DECEMBER 31                                                      1995(1)     1994        1993(2)     1992        1991
----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS          Net sales                                              $5,048       4,479       4,116       3,857       3,365
(IN MILLIONS)       Income (loss) from continuing operations               $  371         406        (193)        373         302
                    Net income (loss)                                      $  649         596        (198)        441         591
                    Depreciation and amortization                          $  336         302         273         251         231
                    Research and development expenses                      $  345         303         280         257         226
----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EMPLOYED    Working capital                                        $  757         502         546         347         539
(IN MILLIONS)       Capital expenditures (3)                               $  399         380         332         362         306
                    Net property, plant and equipment                      $1,749       1,642       1,434       1,469       1,337
                    Total assets                                           $9,437       9,039       9,211       8,310       8,428
                    Net debt (4)                                           $2,115       2,404       3,139       2,902       2,338
                    Long-term obligations                                  $2,372       2,341       2,800       2,433       2,246
                    Stockholders' equity                                   $3,704       3,720       3,185       3,795       4,373
                    Total capitalization                                   $6,076       6,061       5,985       6,228       6,619
----------------------------------------------------------------------------------------------------------------------------------
PER COMMON          Average number of common shares
SHARE                    outstanding (in millions) (5)                     $  277         280         277         279         280
                    Earnings (loss)
                         Continuing operations                             $ 1.34        1.45       (0.70)       1.34        1.08
                         Net income                                        $ 2.35        2.13       (0.72)       1.56        2.03
                    Cash dividends declared                                $ 1.11       1.025        1.00        0.86        0.74
                    Market price-high                                      $44.75       28.88       32.75       40.50       40.88
                    Market price-low                                       $26.75       21.63       20.00       30.50       25.63
                    Net book value                                         $13.39       13.28       11.52       13.59       14.45
----------------------------------------------------------------------------------------------------------------------------------
PRODUCTIVITY        Employees at year-end                                  35,500      32,400      32,600      32,000      32,300
MEASURES            Sales per year-end employee                          $142,037     138,138     126,099     120,400     112,462
                    Operating assets per employee (6)                    $108,708     107,211      96,927      99,167      89,660
----------------------------------------------------------------------------------------------------------------------------------
GROWTH STATISTICS   Net sales                                                12.7%        8.8         6.7         6.1         N/A
(PERCENT CHANGE     Income (loss) from continuing operations                (8.6)%        N/A         N/A        23.5         N/A
FROM PRIOR YEAR)    Cash dividends per common share                           8.3%        2.5        16.3        16.2        15.6
                    Net book value per year-end common share                   .8%       15.3       (15.2)       (5.9)        7.4
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL RETURNS   Income from continuing operations as a
AND STATISTICS           percent of sales                                     7.3%        9.0        (4.7)        9.7         8.3
                    Return on average common stockholders'
                         equity--total company                               17.5%       17.3        (5.7)       11.3        15.2
                    Long-term debt as a percent of total
                         year-end capital                                    39.0%       38.6        46.8        39.1        33.9
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

1. INCOME (LOSS) FROM CONTINUING OPERATIONS INCLUDES A PROVISION FOR RESTRUCTURING CHARGES OF A PRETAX AMOUNT OF $103 MILLION AND A SPECIAL CHARGE FOR LITIGATION OF A PRETAX AMOUNT OF $96 MILLION.

2. INCOME (LOSS) FROM CONTINUING OPERATIONS INCLUDES A PROVISION FOR RESTRUCTURING CHARGES OF A PRETAX AMOUNT OF $216 MILLION AND A SPECIAL CHARGE FOR LITIGATION OF A PRETAX AMOUNT OF $330 MILLION.

3.   INCLUDES ADDITIONS TO THE POOL OF EQUIPMENT LEASED OR RENTED TO CUSTOMERS.

4.   TOTAL DEBT AND LEASE OBLIGATIONS NET OF CASH AND EQUIVALENTS.

5.   EXCLUDES COMMON STOCK EQUIVALENTS.

6. ACCOUNTS RECEIVABLE, NOTES AND OTHER CURRENT RECEIVABLES, INVENTORIES AND NET PROPERTY, PLANT AND EQUIPMENT.