Form 10-K, Exhibit 13
period 1997-12-31
BAXTER INTERNATIONAL INC
filed 1998-03-20
CIK 10456

FINANCIAL INFORMATION





Management's Discussion & Analysis                           17

Management's Responsibilities for Financial Reporting        25

Report of Independent Accountants                            26

Consolidated Balance Sheets                                  27

Consolidated Statements of Income                            28

Consolidated Statements of Cash Flows                        29

Consolidated Statements of Stockholders' Equity              30

Notes to Consolidated Financial Statements                   31

Directors and Officers                                       47

Investor Information                                         48

                                              MANAGEMENT'S DISCUSSION & ANALYSIS


This discussion and analysis presents the factors that had a material effect on Baxter International Inc.'s (Baxter, or, together with its consolidated subsidiaries, the company) cash flows and results of operations during the three years ended December 31, 1997, and the company's financial position at that date. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the company and related notes.

KEY FINANCIAL OBJECTIVES AND RESULTS

--------------------------------------------------------------------------------
     1997 OBJECTIVES                          RESULTS
--------------------------------------------------------------------------------
  .  Generate $300 million in              .  The company generated $432 million
     operational cash flow,                   of operational cash flow in 1997,
     before litigation payments.              before litigation payments.

--------------------------------------------------------------------------------

  .  Increase net sales approximately      .  Net sales increased 3% before the
     10% before the impact of 1997            impact of acquisitions and
     acquisitions and 20% including           increased 13% including
     1997 acquisitions.                       acquisitions. Excluding the
                                              effect of a stronger U.S. dollar,
                                              net sales increased 6% before
                                              acquisitions and 16% including
                                              acquisitions.

--------------------------------------------------------------------------------

  .  Achieve growth in income from         .  Income from continuing operations
     continuing operations in the low         increased 13%, excluding the
     double digits.                           in-process research and
                                              development charge relating to
                                              the acquisitions discussed below.
--------------------------------------------------------------------------------

COMPANY AND INDUSTRY OVERVIEW

Baxter is a global developer, manufacturer and marketer of products and technologies related to the blood and circulatory system. The company has market-leading positions in four businesses within this segment of the medical products and services industry: Blood Therapies, which develops biopharmaceutical and blood-collection and separation products and technologies; I.V. Systems/Medical Products, which develops technologies and systems to improve intravenous medication delivery, and distributes medical products; Renal, which develops products and services to treat kidney disease; and CardioVascular, which develops products and provides services to treat late-stage heart disease and vascular disorders.

The company generates more than 50% of its revenues outside the United States. While health-care cost containment continues to be a focus around the world, demand for health-care products and services continues to be strong worldwide, particularly in developing markets such as Latin America and Asia. The company's strategies emphasize global expansion and technological innovation to advance medical care worldwide.

The health-care marketplace continues to be competitive. There has been consolidation in the company's customer base and by its competitors, which has resulted in pricing and market-share pressures. These industry trends are expected to continue. The company will continue to manage these issues by capitalizing on its market-leading positions, developing new products and services, leveraging its cost structure and making acquisitions.

The company has experienced increases in its labor and material costs, which are partly influenced by general inflationary trends. Competitive market conditions have minimized the impact of inflation on the selling prices of the company's products and services. Management expects these trends to continue.

                                  17     BAXTER INTERNATIONAL 1997 ANNUAL REPORT

MANAGEMENT'S DISCUSSION & ANALYSIS

RESULTS OF CONTINUING OPERATIONS

NET SALES TRENDS

                                                                                          Percent increase
                                                                                          ----------------
years ended December 31 (in millions)                                  1997    1996    1995   1997    1996
----------------------------------------------------------------------------------------------------------
Global businesses:
  Blood Therapies                                                    $1,765  $1,284  $1,131     37%     14%
  I.V. Systems/Medical Products                                       2,110   1,956   1,893      8%      3%
  Renal                                                               1,384   1,343   1,294      3%      4%
  CardioVascular                                                        879     855     730      3%     17%
----------------------------------------------------------------------------------------------------------
Total net sales                                                      $6,138  $5,438  $5,048     13%      8%
==========================================================================================================


                                                                                          Percent increase
                                                                                          ----------------
years ended December 31 (in millions)                                  1997    1996    1995   1997    1996
----------------------------------------------------------------------------------------------------------
  United States                                                      $2,887  $2,665  $2,492      8%      7%
  International                                                       3,251   2,773   2,556     17%      9%
----------------------------------------------------------------------------------------------------------
Total net sales                                                      $6,138  $5,438  $5,048     13%      8%
==========================================================================================================

The U.S. dollar has strengthened relative to other currencies over the last two years. As a result, the company's sales denominated in foreign currencies are lower when translated into U.S. dollars. Excluding the effect of a stronger U.S. dollar, international sales growth would have been 24% and 13% in 1997 and 1996, respectively.

Blood Therapies

Strong demand for the company's therapeutic proteins, especially Recombinate(TM) Anti-hemophilic factor (Recombinant), generated worldwide growth in the Blood Therapies businesses in 1997 and 1996, particularly outside the United States. This trend is expected to continue as the company increases its manufacturing capacity for genetically engineered proteins to meet the strong demand for these blood therapies. The acquisition of Immuno International AG (Immuno), a global manufacturer of biopharmaceutical products, was a strong contributor to sales growth in 1997. The Immuno acquisition strengthens the businesses' presence in Europe and enhances the company's position in several emerging markets. Sales of Gammagard(R) S/D immunoglobulin intravenous, a viral-inactivated plasma derivative that boosts immune systems, strongly contributed to the 1996 sales growth of the Blood Therapies businesses. Sales levels in 1997 in the automated and manual blood-collection businesses decreased slightly from those in the prior year primarily due to pricing pressures and supply issues, partially offset by continued penetration of basic blood-collection products into developing markets. Sales in the automated and manual blood-collection businesses increased modestly from 1995 to 1996, as penetration into developing markets more than offset pricing pressures in the businesses.

I.V. Systems/Medical Products

Contributing to 1997 sales growth were increased sales due to the acquisition of the Clintec parenteral-nutrition business (Clintec) after the dissolution of the company's joint venture with Nestle S.A. Excluding the effect of the acquisition of Clintec, worldwide sales of intravenous and other medical products increased moderately in both 1997 and 1996. Sales in the United States and Western Europe were unfavorably affected by competitive pricing pressures and cost pressures from health-care providers. Offsetting these factors were increased penetration and new product introductions in Latin America, increased sales as a result of a multiyear agreement entered into in late 1996 with Premier, a major U.S. group of customers, and the 1997 introduction of the Colleague(TM) volumetric infusion pump in the United States. Also, as discussed in Note 4 to the Consolidated Financial Statements, in early 1998, the company acquired Bieffe Medital S.p.A. (Bieffe), a European manufacturer of dialysis and intravenous solutions and containers, and entered into a definitive agreement to aquire the Pharmaceutical Products Division of the Ohmeda business from the BOC Group (Ohmeda), a manufacturer of gases and drugs used for general and local anesthesia. These factors are expected to contribute to the trend of moderate and stable growth in this business.

Renal

Worldwide sales of renal products and services continued to grow in 1997 and 1996. Strong pricing pressures in the United States and Europe along with continued market consolidation in the United States affected sales growth in these two regions. These factors were more than offset by increased penetration into developing markets, especially in Latin America. Another strong contributor to 1997 sales growth was revenue from the Renal Therapy Services (RTS) unit, which operates dialysis clinics outside the United States, frequently partnering with physicians and hospitals. Also contributing to sales growth in 1997 was the new Renal Management Strategies (RMS) unit, which is a renal disease-management organization dedicated to creating partnerships with nephrologists to lead renal-care networks throughout the United States. Continued growth in the RTS and RMS units and the early 1998 acquisition of Bieffe discussed above, are expected to enhance the sales growth trend of the Renal business. More than 70% of the sales of the Renal business are generated outside the United States. Therefore, the strengthening of the U.S. dollar over the last two years has significantly affected the U.S. dollar sales growth in this business.

CardioVascular

Sales growth in 1997 and 1996 was led by strong growth in the tissue heart valve and valve-repair product lines. The 1997 acquisition of Research Medical, Inc.
(RMI), a manufacturer of specialized cannulae and cardioplegia products, also contributed to the sales growth. The acquisition of several perfusion-services businesses and strong sales of monitoring catheters were contributors to 1996 sales growth. The acquisitions of RMI and perfusion-services businesses are part of the company's strategy to offer a comprehensive approach for surgeons treating patients with late-stage cardiovascular disease, including products used in minimally invasive cardiac surgery. While pricing pressures continue to impact several product lines, sales are expected to continue to grow in 1998, with strong performances expected in the heart valve, valve repair and minimally invasive product lines.

GROSS MARGIN AND EXPENSE RATIOS

years ended December 31 (as a percent of sales)          1997     1996     1995
--------------------------------------------------------------------------------
Gross margin                                             45.6%    44.7%    45.0%
Marketing and administrative expenses                    22.1%    21.0%    21.5%
================================================================================

The gross margin increased in 1997 primarily as a result of acquisitions and a more favorable product mix, particularly with respect to the Renal and I.V. Systems/Medical Products businesses. The decrease in the gross margin rate in 1996 reflects increased sales in the lower-margin cardiovascular-services business as a result of the 1996 perfusion-services business acquisitions, coupled with a slight change in the mix of product sales. The company expects its gross margin rate to be approximately 45% in 1998.

Marketing and administrative expenses increased as a percent of sales in 1997 primarily due to the acquisition of Immuno, and expansion into developing markets and new business initiatives, partially offset by a continued focus on cost control in all business units. The ratio decreased in 1996 primarily as a result of increased sales in the cardiovascular-services business, which has a lower cost structure, coupled with a continued focus on cost control in all business units. The company expects that its expense ratio will decrease in 1998 as the company continues to focus on cost control and realizes the benefits of integrating Immuno and other recent acquisitions.

The gross margin and expense ratios were affected in 1997 by favorable experience and related assumptions with respect to certain employee retirement plans.

RESEARCH AND DEVELOPMENT

                                                              Percent increase
years ended December 31 (in millions)  1997   1996   1995    1997      1996
--------------------------------------------------------------------------------
Research and development expenses      $392   $340   $327      15%        4%
--------------------------------------------------------------------------------
as a percent of sales                     6%     6%     6%
==========================================================


                                  19     BAXTER INTERNATIONAL 1997 ANNUAL REPORT

MANAGEMENT'S DISCUSSION & ANALYSIS

Research and development (R&D) expenses above exclude in-process R&D charges of $220 million and $132 million relating to the 1997 acquisitions of Immuno and RMI, respectively, which are discussed in Note 3 to the Consolidated Financial Statements. The 1995 expense excludes the $18 million in-process R&D charge related to the acquisition of the remaining 30% of Nextran. R&D expenses are focused on initiatives such as hemoglobin therapeutics, xenotransplantation, medication-delivery systems and the Novacor(TM) left-ventricular assist system. The company is conducting several clinical trials of its hemoglobin therapeutic, HemAssist (Hemoglobin Crosfumaril), or "blood substitute", in the United States and Europe. The company currently anticipates launching the product by late 1999 or early 2000.

RESTRUCTURING PROGRAMS
Baxter has two restructuring programs in process. See Note 5 to the Consolidated Financial Statements for a discussion of the charges, utilization of the reserves and position reductions to date. Management believes remaining restructuring reserves are adequate to complete the actions contemplated by the programs.

With respect to the 1993 program, the company realized approximately $129 million, $116 million and $90 million in pretax savings in 1997, 1996 and 1995, respectively, which were consistent with originally forecasted savings. Anticipated future savings of approximately $130 million annually are also in line with original targets. Management anticipates restructuring savings will continue to be partially invested in R&D and expansion into growing international markets.

The company is in the process of implementing the 1995 program. Management expects that the plant closures and consolidations in Puerto Rico will be substantially completed in 1999, and will lower manufacturing costs and help mitigate future exposure to gross margin erosion arising from pricing pressures, primarily in the United States.

Future cash expenditures related to both the 1993 and 1995 programs will be funded with cash generated from operations.

LITIGATION AND OTHER INCOME AND EXPENSE
Included in the 1995 results are net litigation charges in the amount of $96 million relating to the company's plasma-based therapies and mammary-implant product liabilities.

Net interest expense increased in 1997 primarily due to increased debt related to the acquisition of Immuno. Net interest expense is not expected to change significantly in 1998.

Goodwill amortization increased in 1997 primarily due to the acquisitions of Immuno and Clintec, and increased in 1996 primarily due to the acquisition of Clintec. Goodwill amortization is anticipated to increase in 1998 primarily due to the acquisition of Bieffe. The early 1998 acquisition of Bieffe and the pending acquisition of Ohmeda are expected to be nondilutive to earnings in 1998 and accretive in 1999.

Included in the 1997 results is a pretax gain of $32 million relating to the company's divestiture of certain assets of its Immunotherapy division. Refer to
Note 3 to the Consolidated Financial Statements for further information. Also included in other income in 1997 and 1995 are pretax gains relating to the disposal of certain non-strategic investments totaling $17 million and $62 million, respectively.

PRETAX INCOME FROM CONTINUING OPERATIONS

                                                                     Percent increase
                                                                        (decrease)
years ended December 31 (in millions)           1997    1996    1995    1997    1996
------------------------------------------------------------------------------------
Pretax income from continuing operations        $523    $793    $524    (34%)   51%
====================================================================================

Excluding the in-process R&D charges and divestiture gains, the 1997 growth in pretax income from continuing operations would have been 4%. Excluding the restructuring, litigation and Nextran in-process R&D charges and the divestiture gain, all recorded in 1995, the 1996 growth in pretax income from continuing operations would have been 17%.

The effective income tax rate for continuing operations, excluding the in-process R&D charges, was approximately 25%, 27% and 30% in 1997, 1996 and 1995, respectively. The rate has declined primarily due to a larger portion of the company's earnings generated in lower tax jurisdictions. Management does not expect a significant change in the effective tax rate in 1998.

Income from discontinued operations in 1996 and 1995 related to the company's former health-care cost management and distribution businesses. In September 1996, Baxter stockholders received all of the outstanding stock of Allegiance Corporation (Allegiance), its health-care cost management and distribution businesses, in a tax-free spin-off. Income from discontinued operations decreased significantly from 1995 to 1996 due primarily to the net gain in 1995 resulting from the company's divestiture of its Industrial and Life Sciences business and to lower income in 1996 resulting from the spin-off of Allegiance at the end of the third fiscal quarter.

Excluding the in-process R&D charges and divestiture gains recorded in 1997, diluted earnings per share from continuing operations (EPS) in 1997 would have been $2.21, and the 1997 growth in diluted EPS would have been 7%. Excluding the 1995 restructuring, litigation and Nextran in-process R&D charges, and the divestiture gain, diluted EPS would have been $1.61 for the year ended December 31, 1995, and the 1996 growth in diluted EPS would have been 29%.


FINANCIAL INSTRUMENT MARKET RISK

The company's business and financial results are affected by fluctuations in world financial markets, including currency exchange rates and interest rates. The company's hedging policy attempts to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs. In hedging its currency and interest rate risks, the company utilizes primarily forward contracts, purchased options and swaps.
Refer to Note 7 to the Consolidated Financial Statements for further information regarding these instruments. The company does not hold financial instruments for trading or speculative purposes.


CURRENCY RISK

The company is primarily exposed to currency exchange-rate risk with respect to its transactions and net assets denominated in Japanese Yen, Belgian Francs, U.K. Pound Sterling, French Francs, German Marks, Austrian Schillings and Italian Lira. Business activities in various currencies expose the company to the risk that the eventual net dollar cash inflows resulting from transactions with foreign customers and suppliers denominated in foreign currencies may be adversely affected by changes in currency exchange rates. The company manages these risks utilizing various types of foreign exchange contracts. The company also enters into foreign exchange contracts to hedge anticipated, but not yet committed sales expected to be denominated in foreign currencies. In addition, the company hedges certain of its net investments in international affiliates.

As part of its risk-management process, the company uses a value-at-risk model to measure the potential loss related to its foreign currency financial instruments. The value-at-risk calculation approximates a potential loss amount from adverse movements in currency exchange rates. The company utilizes a Monte Carlo simulation, with a 95% confidence level, using implied volatilities and correlations (as of the measurement date) to estimate this potential loss. The company's calculated value-at-risk as of fiscal year-end 1997, assuming a one-year holding period, is $15 million; this amount excludes the potential effect of any changes in the value of the underlying transactions or balances. Actual future gains or losses may differ from this estimate based upon actual fluctuations in market rates, operating exposures and the timing thereof, and changes in the company's portfolio of derivatives during the measured period. In addition, the assumption within the value-at-risk model is that changes in currency exchange rates are adverse, which may not be the case. Any loss incurred on the financial instruments is expected to be offset by the effects of currency movements on the respective underlying hedged transactions and balances. However, since the company's risk-management program does not require the hedging of all exposures, there may be currency exchange-rate gains or losses in the future.

MANAGEMENT'S DISCUSSION & ANALYSIS

INTEREST RATE RISK

As part of its risk-management program, the company performs sensitivity analyses to assess potential gains and losses in earnings and changes in fair value relating to hypothetical movements in interest rates. A 75 basis-point increase in interest rates (approximately 10% of the company's weighted average interest rate) affecting the company's financial instruments, including debt obligations and related derivatives, and investments, would have an immaterial effect on the company's 1998 pretax earnings and on the fair value of the company's fixed-rate financial instruments.

As discussed in Note 7 to the Consolidated Financial Statements, the fair values of the company's long-term litigation liabilities and related insurance receivables were computed by discounting the expected cash flows based on currently available information. A 10% movement in the assumed discount rate would have an immaterial effect on the fair values of those assets and liabilities.

OTHER RISKS

With respect to the company's investments in affiliates accounted for on the cost basis, management believes any reasonably possible near-term losses in earnings, cash flows and fair values would not be material.


LIQUIDITY AND CAPITAL RESOURCES

Management assesses the company's liquidity in terms of its overall ability to mobilize cash to support ongoing business levels and to fund its growth. Management uses an internal performance measure called operational cash flow that evaluates each operating business and geographic region on all aspects of cash flow under its direct control. The company exceeded its annual operational cash flow goals for the last three years.

Operational cash flow, as defined, reflects all litigation payments and related insurance recoveries except for those payments and recoveries relating to mammary implants, which the company never manufactured nor sold. If all the company's litigation payments, net of insurance recoveries, were excluded from operational cash flow (including those relating to plasma-based therapies), the amount generated from continuing operations would be $432 million, $587 million and $337 million in 1997, 1996 and 1995, respectively. The company expects to generate more than $500 million in operational cash flow in 1998.

Certain amounts on the Consolidated Balance Sheet have increased due to the acquisitions discussed above. In addition, the increases in accounts receivable reflect increased sales outside the United States, which have longer collection periods.

The following table reconciles cash flow provided by continuing operations, as determined by generally accepted accounting principles, to operational cash flow:

Brackets denote cash outflows
years ended December 31 (in millions)             1997      1996      1995
------------------------------------------------------------------------------
Cash flow provided by continuing operations      $ 616     $ 700     $ 573
Capital expenditures                              (496)     (398)     (399)
Net interest after tax                              97        62        56
Other                                               57       126        86
------------------------------------------------------------------------------
Operational cash flow--continuing operations       274       490       316
------------------------------------------------------------------------------
Operational cash flow--discontinued operations       -       192       271
------------------------------------------------------------------------------
Total operational cash flow                      $ 274     $ 682     $ 587
==============================================================================

Cash flow provided by discontinued operations decreased from 1995 to 1996 primarily due to the spin-off of Allegiance, which occurred in September 1996, and the proceeds received in 1995 relating to the divestiture of the Industrial and Life Sciences business.

Capital expenditures are made at a sufficient level to support the strategic and operating needs of the businesses. Significant expenditures have included continuing construction of a manufacturing facility in Switzerland for HemAssist/TM/ (Hemoglobin Crosfumaril), the company's hemoglobin therapeutic, construction of a new European distribution center in Belgium, and construction and continuing expansion of facilities in California for the production of genetically engineered proteins. Management expects to invest between $500 million and $600 million in capital expenditures in 1998.

Approximately $498 million and $48 million of the net cash flows used for acquisitions and investments in affiliates in 1997 related to the acquisition of Immuno and the early 1998 acquisition of Bieffe, respectively. The increase in net cash flows used for acquisitions and investments in affiliates in 1996 related primarily to purchases of cardiovascular-services businesses, the largest of which was PSICOR, Inc. Also included was the previously discussed acquisition of Clintec. See Notes 3 and 4 to the Consolidated Financial Statements for additional information.

The company's net-debt-to-capital ratio was 46.9% and 33.8% at December 31, 1997 and 1996, respectively. The increase in the ratio primarily was due to increased net debt relating to the acquisition of Immuno and the impact on total capital of the in-process R&D charges discussed above. Management expects the ratio to decline to the low-40% range over time as a result of ongoing operations. Refer to Note 6 to the Consolidated Financial Statements for a discussion of the company's credit facilities and long-term debt and lease obligations. Refer to Note 2 to the Consolidated Financial Statements regarding Allegiance's indirect assumption of company debt in 1996.

As authorized by the board of directors, the company repurchases its stock to optimize its capital structure depending upon its operational cash flows, net debt level and current market conditions. In November 1995, the board of directors authorized the repurchase of up to $500 million over a period of several years, of which $267 million was repurchased as of December 31, 1996. The company repurchased $500 million of its stock in 1995 under a prior board of directors' authorization. As discussed above, the company's net-debt-to-capital ratio is currently 46.9% and, therefore, management does not presently intend to repurchase shares.

Effective as of December 31, 1997, the company could issue up to $550 million in aggregate principal amount of additional senior unsecured debt securities under effective registration statements filed with the Securities and Exchange Commission. The company's debt ratings on senior debt are A3 by Moody's, A by Standard & Poor's and A- by Duff & Phelps.

The company intends to fund its short-term and long-term obligations as they mature by issuing additional debt or through cash flow from operations. The company believes it has lines of credit adequate to support ongoing operational requirements. Beyond that, the company believes it has sufficient financial flexibility to attract long-term capital on acceptable terms as may be needed to support its growth objectives.

In February 1998, the board of directors declared a quarterly dividend on the company's common stock of 29.10 cents per share (annualized rate of $1.164 per share). The company intends to continue lowering its dividend payout ratio in order to optimize its capital structure.

See Note 13 to the Consolidated Financial Statements for a discussion of the company's legal contingencies and related insurance coverage with respect to cases and claims relating to the company's plasma-based therapies and mammary implants, as well as other matters. Upon resolution of any of these uncertainties, the company may incur charges in excess of presently established reserves. While such a future charge could have a material adverse effect on the company's net income or cash flows in the period in which it is recorded or paid, based on the advice of counsel, management believes that any outcome of these actions, individually or in the aggregate, will not have a material adverse effect on the company's consolidated financial position.

MANAGEMENT'S DISCUSSION & ANALYSIS

Based on the company's assessment of the costs associated with its environmental responsibilities, including recurring administrative costs, capital expenditures and other compliance costs, such costs have not had, and in management's opinion, will not have in the foreseeable future, a material effect on the company's financial position, results of operations, cash flows or competitive position.

The company is in the process of implementing appropriate courses of action to ensure its computer systems, selected products and other processes will be "year 2000" compliant. The costs of new software will be capitalized and amortized over the software's estimated useful life and software modification costs will be expensed as incurred. The amounts expensed to date have been immaterial and the company does not expect the amounts required to be expensed in the future to have a material effect on its financial position or results of operations. A significant portion of the anticipated modification effort will be accomplished by a redeployment of existing internal information technology resources. Management presently believes that, with planned modifications to existing software and conversions to new software, year 2000 compliance will not pose significant operational problems. However, if such modifications and conversions are not completed on a timely basis, or if the company's trading partners have significant unresolved systems problems, there is a risk that year 2000 compliance could have a material impact on the operations of the company.

The matters discussed in this section include forward-looking statements that involve risks and uncertainties, including, but not limited to, currency exchange rates, technological advances in the medical field, economic conditions, product demand and industry acceptance of the company's new products, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and manufacturing capacity, new plant start-ups, the U.S. and global regulatory, trade and tax environment, year 2000 compliance, and other risks more completely reflected in the company's filings with the Securities and Exchange Commission.

ADOPTION OF NEW ACCOUNTING STANDARDS

In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997, and requires reclassification of prior-period financial statements. Statement No. 130 requires the presentation of comprehensive income, which consists of net income and other comprehensive income, and its components in a full set of financial statements. The company's other comprehensive income will consist of foreign currency translation adjustments, which totaled $(202) million, $(44) million and $29 million in 1997, 1996 and 1995, respectively, and which currently are reported as a component of stockholders' equity. Additional items may be included in other comprehensive income in the future. The company plans to display comprehensive income and its components in the Consolidated Statement of Stockholders' Equity beginning in 1998.


In June 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997, and requires reclassification of prior-period financial statements. Statement No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers in annual financial statements and interim financial reports. Management currently is evaluating its reportable segments under the new Statement and anticipates disclosures for more than one segment under the new rules.

                           MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING

The accompanying financial statements and other financial data have been prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and include some amounts that are based upon management's best estimates and judgments.

Management is responsible for establishing and maintaining a system of internal control over financial reporting and safeguarding of assets against unauthorized acquisition, use or disposition that is designed to provide reasonable assurance as to the integrity and reliability of financial reporting and asset safeguarding. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived from them.

Management believes that the foundation of an appropriate system of internal control is a strong ethical company culture and climate. The Corporate Responsibility Office, which reports to the Public Policy Committee of the board of directors, is responsible for developing and communicating appropriate business practice, policies and initiatives; maintaining independent channels of communication for providing guidance and reporting potential business practice violations; and monitoring compliance with the company's business practices, including annual compliance certifications by senior managers worldwide. Additionally, a professional staff of corporate auditors reviews the design of the related internal control system and the accounting policies and procedures supporting this system and compliance with them. The results of these reviews are reported at least annually to the Public Policy and/or Audit Committees.

Price Waterhouse LLP performs audits, in accordance with generally accepted auditing standards, which include a review of the system of internal controls and result in assurance that the financial statements are, in all material respects, fairly presented.

The board of directors, through its Audit Committee comprised solely of non-employee directors, is responsible for overseeing the integrity and reliability of the company's accounting and financial reporting practices and the effectiveness of its system of internal controls. The independent certified public accountants and corporate auditors meet regularly with, and have access to, this committee, with and without management present, to discuss the results of the audit work.


/S/ Vernon R. Loucks Jr.

Vernon R. Loucks Jr.
Chairman of the Board and
Chief Executive Officer


/S/ Harry M. Jansen Kraemer Jr.

Harry M. Jansen Kraemer Jr.
President


/S/ Brian P. Anderson

Brian P. Anderson
Corporate Vice President, Finance

                                    25  BAXTER INTERNATIONAL 1997 ANNUAL REPORT

REPORT OF INDEPENDENT ACCOUNTANTS

BOARD OF DIRECTORS AND STOCKHOLDERS
BAXTER INTERNATIONAL INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Baxter International Inc. (the company) and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/S/ Price Waterhouse LLP

Price Waterhouse LLP
Chicago, Illinois
February 5, 1998


                                                     CONSOLIDATED BALANCE SHEETS


as of December 31 (in millions, except shares)                  1997       1996
-------------------------------------------------------------------------------
CURRENT ASSETS      Cash and equivalents                      $  465     $  761
                    Accounts receivable                        1,372      1,219
                    Notes and other current receivables          367        266
                    Inventories                                1,208        883
                    Short-term deferred income taxes             253        212
                    Prepaid expenses                             205        139
                    -----------------------------------------------------------
                    Total current assets                       3,870      3,480
-------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET                             2,360      1,843
-------------------------------------------------------------------------------
OTHER ASSETS        Goodwill and other intangibles             1,622      1,386
                    Insurance receivables                        409        641
                    Other                                        446        246
                    -----------------------------------------------------------
                    Total other assets                         2,477      2,273
                    -----------------------------------------------------------
                    Total assets                              $8,707     $7,596
================================================================================
CURRENT
LIABILITIES         Notes payable to banks                    $  102     $  121
                    Current maturities of long-term debt
                     and lease obligations                        42        225
                    Accounts payable and accrued liabilities   1,963      1,704
                    Income taxes payable                         450        395
                    -----------------------------------------------------------
                    Total current liabilities                  2,557      2,445
-------------------------------------------------------------------------------
LONG-TERM DEBT AND LEASE OBLIGATIONS                           2,635      1,695
-------------------------------------------------------------------------------
LONG-TERM DEFERRED INCOME TAXES                                  316        255
-------------------------------------------------------------------------------
LONG-TERM LITIGATION LIABILITIES                                 210        365
-------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                      370        332
-------------------------------------------------------------------------------
STOCKHOLDERS'
EQUITY              Common stock, $1 par value, authorized
                     350,000,000 shares, issued 287,701,247
                     shares in 1997 and 1996                     288        288
                    Additional contributed capital             1,876      1,825
                    Retained earnings                          1,006      1,022
                    Common stock in treasury, at cost,
                     7,662,187 shares in 1997 and
                     15,261,100 shares in 1996                  (329)      (611)
                    Cumulative foreign currency adjustment      (222)       (20)
                    -----------------------------------------------------------
                    Total stockholders' equity                 2,619      2,504
                    -----------------------------------------------------------
                    Total liabilities and stockholders'
                     equity                                   $8,707     $7,596
================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

                                          BAXTER INTERNATONAL 1997 ANNUAL REPORT


CONSOLIDATED STATEMENTS OF INCOME

years ended December 31 (in millions, except per share data)                  1997            1996            1995
---------------------------------------------------------------------------------------------------------------------
OPERATIONS           Net sales                                              $6,138          $5,438          $5,048
                     Costs and expenses
                        Cost of goods sold                                   3,340           3,009           2,777
                        Marketing and administrative expenses                1,356           1,142           1,084
                        Research and development expenses                      392             340             327
                        Acquired research and development                      352               -              18
                        Special charges for litigation and restructuring         -               -             199
                        Interest, net                                          163             103              96
                        Goodwill amortization                                   45              36              28
                        Other (income) expense                                 (33)             15              (5)
                     ------------------------------------------------------------------------------------------------
                     Total costs and expenses                                5,615           4,645           4,524
                     ------------------------------------------------------------------------------------------------
                     Income from continuing operations before income taxes     523             793             524
                     Income tax expense                                        223             218             153
                     ------------------------------------------------------------------------------------------------
                     Income from continuing operations                         300             575             371
                     ------------------------------------------------------------------------------------------------
                     Discontinued operations                                     -              94             278
                     ------------------------------------------------------------------------------------------------
                     Net income                                             $  300          $  669          $  649
=====================================================================================================================
PER SHARE DATA       Basic earnings per common share
                        Continuing operations                               $ 1.08          $ 2.11          $ 1.34
                        Net income                                          $ 1.08          $ 2.46          $ 2.35
                     ------------------------------------------------------------------------------------------------
                     Diluted earnings per common share
                        Continuing operations                               $ 1.06          $ 2.07          $ 1.32
                        Net income                                          $ 1.06          $ 2.41          $ 2.31
=====================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

                                                                                         CONSOLIDATED STATEMENTS OF CASH FLOWS


years ended December 31 (in millions) (brackets denote cash outflows)                   1997            1996            1995
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM                Income from continuing operations                     $   300         $   575          $  371
CONTINUING OPERATIONS          Adjustments
                                 Depreciation and amortization                           398             348             336
                                 Deferred income taxes                                    (1)             74             (17)
                                 Gain on asset dispositions                              (48)             (9)            (65)
                                 Acquired research and development                       352               -              18
                                 Restructuring and litigation charges                      -               -             199
                                 Other                                                     9              17              20
                                 Changes in balance sheet items
                                   Accounts receivable                                   (56)           (258)           (121)
                                   Inventories                                          (102)             59             (90)
                                   Accounts payable and accrued liabilities              103              79             104
                                   Income taxes payable                                    3               6             (19)
                                   Net litigation payments                              (215)           (219)            (87)
                                   Restructuring program payments                        (19)            (37)            (40)
                                   Other                                                (108)             65             (36)
                               -----------------------------------------------------------------------------------------------
                               Cash flows from continuing operations                     616             700             573
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM DISCONTINUED OPERATIONS                                                    -              93             763
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM                Capital expenditures                                     (403)           (318)           (309)
INVESTING ACTIVITIES           Additions to the pool of equipment leased or rented
                                to customers                                             (93)            (80)            (90)
                               Acquisitions (net of cash received) and investments
                                in affiliates                                           (622)           (294)            (44)
                               Proceeds from assets dispositions                         (23)            (15)             91
                               -----------------------------------------------------------------------------------------------
                               Cash flows from investing activities                   (1,141)           (707)           (352)
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM                Issuances of debt and lease obligations                   855           1,855           1,296
FINANCING ACTIVITIES           Redemption of debt and lease obligations                 (465)         (1,674)           (891)
                               Increase (decrease) in debt with maturities of
                                three months or less, net                                 81             429            (698)
                               Common stock cash dividends                              (316)           (320)           (306)
                               Stock issued under employee benefit plans                 110             193             103
                               Purchase of treasury stock                                  -            (267)           (500)
                               -----------------------------------------------------------------------------------------------
                               Cash flows from financing activities                      265             216            (996)
------------------------------------------------------------------------------------------------------------------------------
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS                          (36)            (17)             20
------------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND EQUIVALENTS                                             (296)            285               8
------------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                                761             476             468
------------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                  $   465         $   761          $  476
==============================================================================================================================

Supplemental information:
Interest paid, net of portion capitalized                                            $   155         $   215          $  176
Income taxes paid                                                                    $   174         $   114          $  182
==============================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

                                                                                       BAXTER INTERNATIONAL 1997 ANNUAL REPORT


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


years ended December 31 (in millions)                                          1997            1996            1995
--------------------------------------------------------------------------------------------------------------------
COMMON STOCK              Balance, beginning and end of year                 $  288          $  288         $   288
--------------------------------------------------------------------------------------------------------------------
ADDITIONAL                Balance, beginning of year                          1,825           1,837           1,810
CONTRIBUTED CAPITAL       Stock issued under employee-benefit plans               6             (12)             27
                          Stock issued for acquisitions                          45               -               -
                          ------------------------------------------------------------------------------------------
                          Balance, end of year                                1,876           1,825           1,837
--------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS         Balance, beginning of year                          1,022           2,105           1,762
                          Net income                                            300             669             649
                          Common stock cash dividends                          (316)           (320)           (306)
                          Distribution of Allegiance Corporation common
                           stock to stockholders                                  -          (1,432)              -
                          ------------------------------------------------------------------------------------------
                          Balance, end of year                                1,006           1,022           2,105
--------------------------------------------------------------------------------------------------------------------
COMMON STOCK              Balance, beginning of year                           (611)           (550)           (135)
IN TREASURY               Purchases                                               -            (267)           (500)
                          Stock issued under employee-benefit plans             104             205              76
                          Stock issued for acquisitions                         178               1               9
                          ------------------------------------------------------------------------------------------
                          Balance, end of year                                 (329)           (611)           (550)
--------------------------------------------------------------------------------------------------------------------
CUMULATIVE                Balance, beginning of year                            (20)             24              (5)
FOREIGN CURRENCY          Currency fluctuations                                (202)            (44)             29
ADJUSTMENT                ------------------------------------------------------------------------------------------
                          Balance, end of year                                 (222)            (20)             24
                          ------------------------------------------------------------------------------------------
                          Total stockholders' equity                         $2,619          $2,504          $3,704
====================================================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Basis of consolidation

The consolidated financial statements include the accounts of Baxter International Inc. and its majority-owned, controlled subsidiaries (Baxter or the company). Operations outside the United States and its territories are included in the consolidated financial statements on the basis of fiscal years ending November 30 in order to facilitate timely consolidation.

INVENTORIES

as of December 31 (in millions)           1997           1996
-------------------------------------------------------------
Raw materials                           $  279           $190
Work in process                            243            152
Finished products                          686            541
-------------------------------------------------------------
Total inventories                       $1,208           $883
=============================================================

Inventories are stated at the lower of cost (first-in, first-out method) or market. Market for raw materials is based on replacement costs and for other inventory classifications on net realizable value.

PROPERTY, PLANT AND EQUIPMENT

as of December 31 (in millions)                    1997        1996
-------------------------------------------------------------------
Land                                             $  106      $   85
Buildings and leasehold improvements                994         719
Machinery and equipment                           2,515       2,290
Equipment leased or rented to customers             449         400
Construction in progress                            343         301
-------------------------------------------------------------------
Total property, plant and equipment, at cost      4,407       3,795
Accumulated depreciation and amortization        (2,047)     (1,952)
-------------------------------------------------------------------
Net property, plant and equipment                $2,360      $1,843
===================================================================

Depreciation and amortization are principally calculated on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the life of the related facility leases or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes.

Depreciation expense was $299 million, $258 million and $254 million in 1997, 1996 and 1995, respectively. Repairs and maintenance expense was $103 million, $93 million and $79 million in 1997, 1996 and 1995, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS

as of December 31 (in millions)          1997           1996
-------------------------------------------------------------
Goodwill                               $1,571         $1,388
Accumulated amortization                 (379)          (334)
-------------------------------------------------------------
Net goodwill                           $1,192         $1,054
-------------------------------------------------------------
Other intangibles                        $804         $  663
Accumulated amortization                 (374)          (331)
-------------------------------------------------------------
Net other intangibles                  $  430         $  332
=============================================================

Intangible assets are amortized on a straight-line basis. Goodwill is amortized over estimated useful lives ranging from 15 to 40 years; other intangible assets, consisting of purchased patents, trademarks, deferred charges and other identified rights, are amortized over their legal or estimated useful lives, whichever is shorter (generally not exceeding 17 years). Based upon management's assessment of the future undiscounted operating cash flows of acquired businesses, the carrying value of goodwill at December 31, 1997, has not been impaired.

Earnings per share

The numerator for both basic and diluted EPS is income from continuing operations or net income, as applicable. The denominator for basic EPS is the weighted-average number of common shares outstanding during the period. The following is a reconciliation of the shares (denominator) of the basic and diluted per-share computations:

years ended December 31 (in millions)   1997    1996    1995
------------------------------------------------------------
Basic EPS                                278     272     277
------------------------------------------------------------
Effect of dilutive securities:
    Employee stock options                 4       4       4
    Employee stock subscriptions           0       1       1
------------------------------------------------------------
Diluted EPS                              282     277     282
============================================================

Basic and diluted EPS from discontinued operations (net of costs associated with effecting the business distribution) were $0.35 and $0.34, respectively, in 1996 and $1.01 and $0.99, respectively, in 1995.

                                      31 BAXTER INTERNATIONAL 1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




Derivatives

Realized gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and ultimately are recognized in income. Gains and option premiums relating to qualifying hedges of firm commitments or anticipated transactions are deferred and recognized in income as offsets of gains and losses resulting from the underlying hedged transactions. Gains and losses relating to terminations of qualifying hedges are included in the carrying amounts and amortized over the remaining expected lives of the underlying assets or liabilities. In circumstances where the underlying assets or liabilities are sold or no longer exist, any remaining carrying value adjustments are recognized in other income or expense. Gains and losses on hedges of net investments are reported as foreign currency adjustments in stockholders' equity. The interest rate differential relating to interest rate swaps used to hedge debt obligations and net investments in foreign affiliates is reflected as an adjustment to interest expense over the lives of the swaps. Cash flows from derivatives are classified in the same category as the cash flows from the related investment, borrowing or foreign exchange activity.

Cash and equivalents

Cash and equivalents include cash, certificates of deposit and marketable securities with a maturity of three months or less.

Reclassifications

Certain reclassifications have been made to conform the 1996 and 1995 financial statements and footnotes to the 1997 presentation.

2  DISCONTINUED OPERATIONS

On September 30, 1996, Baxter stockholders of record on September 26, 1996, received all of the outstanding stock of Allegiance Corporation (Allegiance), which was the company's health-care cost management and distribution business, in a tax-free spin-off. As of that date, Allegiance began operating as an independent publicly owned company.

     In 1996 and 1995, the company recorded income from discontinued operations of $81 million and $304 million, respectively, which was net of income tax expense of $14 million and $88 million, respectively. In addition, the company recorded an additional $13 million in 1996, which consisted of $36 million in benefit plan curtailment gains, net of costs of the distribution and income tax expense of $11 million. Costs of the distribution totaled $26 million in 1995, which were net of an income tax benefit of $8 million.

     Through an issuance of new third-party debt, $1.15 billion of Baxter's existing debt was indirectly assumed by Allegiance upon spin-off. Approximately $1.4 billion of net assets were transferred to Allegiance upon spin-off.

3  ACQUISITIONS AND DIVESTITURES

All acquisitions during the three years ended December 31, 1997, were accounted for under the purchase method. The purchase price of each acquisition was allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. The excess of the purchase price over the fair values of the net tangible assets and liabilities acquired is allocated to intangible assets. On the basis of independent appraisals in 1997, a portion of the purchase price for certain of the acquisitions during 1997 and 1995 was allocated to in-process research and development (R&D) which, under generally accepted accounting principles, was immediately expensed.

     Results of operations of acquired companies are included in the company's results of operations as of the respective acquisition dates. The pro forma information presented below is not necessarily indicative of what operating results would have been had the acquisitions occurred on the indicated dates, nor is it necessarily indicative of future operating results.

Immuno International AG

In the first fiscal quarter of 1997, the company acquired Immuno International AG (Immuno), a global manufacturer of biopharmaceutical products and services for transfusion medicine. The acquisition cost was approximately $600 million plus assumption of $280 million of net debt. Approximately $58 million of the purchase price is being withheld to cover certain legal contingencies, as further discussed in Note 13. Approximately $220 million of the purchase price was allocated to in-process R&D, and expensed, as discussed above. Approximately $95 million of the purchase price was allocated to existing product technology and is being amortized on a straight-line basis over 20 years. Approximately $82 million of the purchase price was allocated to goodwill and is being amortized on a straight-line basis over 40 years.

Research Medical, Inc.

In March 1997, Baxter acquired Research Medical, Inc. (RMI), a provider of specialized products used in open-heart surgery. The purchase price was $239 million and was principally settled with 4,801,711 shares of Baxter International Inc. common stock, issued from treasury. Approximately $132 million of the purchase price was allocated to in-process R&D, and expensed, as discussed above. Approximately $40 million of the purchase price was allocated to existing product technology and is being amortized on a straight-line basis over 14 years. Approximately $29 million of the purchase price was allocated to goodwill and is being amortized on a straight-line basis over 20 years.

Clintec Nutrition Company

In October 1996, the company and Nestle S.A. (Nestle) dissolved Clintec Nutrition Company (Clintec), a joint venture between Baxter and Nestle. Under the dissolution agreement, the company funded its share of previously guaranteed joint venture debt totaling $66 million and received the assets and liabilities associated with Clintec's parenteral-nutrition business for a total consideration of the company's 50% share of Clintec's enteral business and a net cash payment to Nestle of $50 million. Approximately $198 million of the purchase price was allocated to goodwill and is being amortized on a straight-line basis over 40 years.

PSICOR, Inc.

In January 1996, the company acquired PSICOR, Inc. (PSICOR), a perfusion-services business, for $84 million. Approximately $70 million of the purchase price was allocated to goodwill and is being amortized on a straight-line basis over 15 years.

Pro Forma Information (Unaudited)

Had the acquisitions of Immuno and RMI taken place at the beginning of the first fiscal quarter of 1997, net sales, net income and basic earnings per share would not have been materially different from the reported amounts and, therefore, pro forma information is not presented. Had the acquisitions of Immuno, RMI, Clintec and PSICOR taken place at the beginning of the first fiscal quarter of 1996, the company's pro forma net sales in 1996 would have been approximately $6.2 billion. Excluding the in-process R&D charge relating to the acquisitions of Immuno and RMI, pro forma net income and basic earnings per share for the year ended December 31, 1996, would have been $701 million and $2.54 per share, respectively.

VIMRX Pharmaceuticals Inc.

In December 1997, the company and VIMRX Pharmaceuticals Inc. (VIMRX) formed a new cell-therapy company to develop innovative treatments for cancer and other life-threatening diseases. The company transferred certain assets of its Immunotherapy division into the new company and holds a minority ownership position along with warrants to acquire an additional ownership interest in the future. VIMRX obtained a majority interest in the new company in exchange for 11 million shares of VIMRX common stock and convertible preferred shares with a nominal value of approximately $66 million. The securities received by Baxter are reflected on the company's balance sheet in other noncurrent assets. Baxter is restricted from selling the common stock or converting the convertible preferred stock for a period of time pursuant to government regulations and contractual agreement, respectively. The company recognized a pretax gain from the transaction of $32 million. The company and VIMRX loaned $30 million and $10 million, respectively, to the new company to provide initial operating funds.

4  SUBSEQUENT EVENTS

Bieffe Medital S.p.A.

In July 1997, the company signed a definitive agreement to acquire Bieffe Medital S.p.A., a European manufacturer of dialysis and intravenous solutions and containers, for approximately $235 million, which includes assumption of debt. Approximately $48 million in purchase price installments were made during 1997. The acquisition will be recorded in early 1998, when the company became a majority shareholder. The purchase of the remaining shares is expected to be completed in mid-1998.

Pharmaceutical Products Division of the BOC Group

In January 1998, the company signed a definitive agreement to acquire the Pharmaceutical Products Division of the BOC Group's Ohmeda health-care business (Ohmeda), a manufacturer of gases and drugs used for general and local anesthesia, for approximately $104 million. The transaction is subject to customary antitrust review and is expected to close in 1998.

5  RESTRUCTURING PROGRAMS

The company has two restructuring programs in place. In November 1993, the company recorded a $216 million restructuring charge for costs associated with strategic actions designed to accelerate growth and reduce costs in the company's businesses worldwide, including reorganizations and consolidations in the United States, Europe, Japan and Canada. The restructuring program is expected to be substantially completed in 1998. Employee-related costs include provisions for severance, outplacement assistance, relocation and retention payments. Since the inception of the program, the company has eliminated approximately 1,950 positions, which exceeds the 1,640 positions originally targeted.

     In September 1995, the company recorded a restructuring charge of $103 million primarily to eliminate excess plant capacity and reduce manufacturing costs, as well as to initiate certain organizational structure changes. The charge predominantly relates to the closure of the intravenous-solutions plant and warehouse in Carolina, Puerto Rico. Production and warehousing will be transferred and consolidated into other facilities. Employee-related costs consist primarily of severance. The company currently estimates that approximately 1,200 positions will be eliminated in total. Approximately 350 positions have been eliminated to date and completion of the plan is anticipated in 1999. The original timetable for the 1995 program has been affected by delays in required governmental regulatory reviews relating to the transfer of equipment and production processes to other facilities in Puerto Rico and the United States.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RESTRUCTURING PROGRAMS

                                                Divestitures
                                    Employee-      and asset    Other
(in millions)                   related costs    write-downs    costs    Total
--------------------------------------------------------------------------------
Reserves at
     December 31, 1994                    $94           $113      $49     $256
1995 utilization:
     Cash                                  20              -       17       37
     Noncash                                -             72        -       72
--------------------------------------------------------------------------------
1996 utilization:
     Cash                                  26              -       27       53
     Noncash                                -             20        -       20
     Reallocation of reserves              18             (6)     (12)       -
--------------------------------------------------------------------------------
1997 utilization:
     Cash                                  10              -        5       15
     Noncash and adjustments                3             10        2       15
--------------------------------------------------------------------------------
Reserves at
     December 31, 1997                    $17           $ 17      $10     $ 44
================================================================================

6    LONG-TERM DEBT, CREDIT FACILITIES AND LEASE OBLIGATIONS

                                         Effective
as of December 31 (in millions)      interest rate         1997         1996
--------------------------------------------------------------------------------
Commercial paper                              5.7%       $1,053        $  694
--------------------------------------------------------------------------------
Short-term notes                              5.7%          119            49
--------------------------------------------------------------------------------
7.5% notes due 1997                                           -           200
--------------------------------------------------------------------------------
8.875% notes redeemable by
      company in 1998                         8.9%           87            86
--------------------------------------------------------------------------------
9.25% notes due 1999                         10.0%           99            98
--------------------------------------------------------------------------------
Zero coupon note
      due 2000                                9.7%          112            98
--------------------------------------------------------------------------------
8.125% notes due 2001                         6.0%          160           151
--------------------------------------------------------------------------------
7.625% notes due 2002                         7.4%          151           150
--------------------------------------------------------------------------------
7.125% notes due 2007                         6.4%          252             -
--------------------------------------------------------------------------------
7.25% notes due 2008                          7.5%          198           198
--------------------------------------------------------------------------------
9.5% notes due 2008                          10.2%          100           100
--------------------------------------------------------------------------------
7.65% debentures due 2027                     6.9%          202             -
--------------------------------------------------------------------------------
Other                                                       144            96
--------------------------------------------------------------------------------
Total long-term debt and
      lease obligations                                   2,677         1,920
Current portion                                             (42)         (225)
--------------------------------------------------------------------------------
Long-term portion                                        $2,635        $1,695
================================================================================

     At December 31, 1997 and 1996, commercial paper and short-term notes together totaling $1,172 million and $743 million, respectively, have been classified with long-term debt as they are supported by a long-term credit facility, as discussed below, which management intends to continue to refinance. The company had unamortized original issue discounts of $36 million and $47 million for the Zero coupon notes due 2000 at December 31, 1997 and 1996, respectively.

     The company leases certain facilities and equipment under capital and operating leases expiring at various dates. Most of the operating leases contain renewal options. Rent expense under operating leases was $86 million, $81 million and $88 million in 1997, 1996 and 1995, respectively.


FUTURE MINIMUM LEASE PAYMENTS
AND DEBT MATURITIES
                                                                       Aggregate
                                                                            debt
                                                                      maturities
                                                        Operating    and capital
as of and for the years ended December 31 (in millions)    leases         leases
--------------------------------------------------------------------------------
1998                                                         $ 69        $   47
1999                                                           48           114
2000                                                           31           145
2001                                                           22         1,324/1/
2002                                                           19           350
Thereafter                                                     34           718
--------------------------------------------------------------------------------
Total obligations and commitments                            $223         2,698
==================================================================
Amounts representing interest,
     discounts, premiums and deferred
     financing costs                                                        (21)
--------------------------------------------------------------------------------
Present value of long-term debt and
     lease obligations                                                   $2,677
================================================================================

1. Includes $1,172 million of commercial paper and short-term notes supported by long-term credit facilities expiring in 2001.

Baxter maintains a $1.5 billion revolving credit facility, which expires in 2001 and enables the company to borrow funds on an unsecured basis at variable interest rates. The agreement contains covenants, which include a maximum debt-to-capital ratio and a minimum interest coverage ratio. At December 31, 1997, there were no borrowings outstanding under this facility.

     Baxter also maintains short-term credit arrangements totaling approximately $829 million in support of international and domestic operations. At December 31, 1997, approximately $221 million of borrowings were outstanding under these facilities, of which $119 million is classified as long-term debt as discussed above.

7    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT


Concentrations of credit risk

In the normal course of business, the company provides credit to customers in the health-care industry, performs credit evaluations of these customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts. The allowance for doubtful accounts was $29 million and $24 million at December 31, 1997 and 1996, respectively.

     The Company invests the majority of its excess cash in certificates of deposit or money market accounts and, where appropriate, diversifies the concentration of cash among different financial institutions. With respect to financial instruments, where appropriate, the company has diversified its selection of counterparties, and has arranged collateralization and master-netting agreements to minimize the risk of loss.

Interest rate risk management

Baxter uses forward contracts, options and interest rate swaps generally from one to three years in duration to manage the company's exposure to adverse movements in interest rates. The book values of debt at December 31, 1997 and 1996, reflect deferred hedge gains of $19 million and $2 million, respectively, offset by $3 million and $4 million of deferred hedge losses, respectively.

Foreign exchange risk management

The company enters into various types of foreign exchange contracts to protect the company from the risk that the eventual net dollar cash inflows resulting from transactions with foreign customers and suppliers may be adversely affected by changes in currency exchange rates. The company also enters into foreign exchange contracts, with terms generally less than one year, to hedge anticipated but not yet committed sales expected to be denominated in foreign currencies. Deferred hedging gains on hedges of anticipated but not yet committed sales totaled $15 million and $3 million at December 31, 1997 and 1996, respectively.

     The company has entered into foreign exchange contracts, for up to 10 years, to hedge certain of its net investments in foreign affiliates. These contracts hedge the U.S. dollar value of foreign currency denominated net assets from the effects of volatility in currency exchange rates by changing the currency denomination of certain of Baxter's debt repayments and interest payments from the U.S. dollar to the respective currencies of the underlying net assets.

     The company principally hedges the following currencies: Japanese Yen, Belgian Francs, French Francs, Italian Lira, U.K. Pound Sterling, German Marks and Austrian Schillings.


INTEREST RATE AND FOREIGN EXCHANGE CONTRACTS


as of December 31 (in millions)                                                  1997                            1996
----------------------------------------------------------------------------------------------------------------------
                                                                    Market   Weighted-             Market    Weighted-
                                                                     value    average               value     average
                                                        Notional      gain   interest   Notional     gain    interest
                                                         amounts     (loss)      rate    amounts    (loss)       rate
----------------------------------------------------------------------------------------------------------------------
Interest Rate Contracts

Floating to fixed rate hedges                               $400       $(1)                 $850       $2
     Average pay rate                                                             5.4%                            5.8%
     Average receive rate                                                         5.8%                            5.5%
Fixed to floating rate (swapped notes)                         -         -                   325        7
     Average pay rate                                                                                             4.3%
     Average receive rate                                                                                         5.8%
Call Option                                                   25         6                    25        4
Floor                                                          -         -                   150       11

Foreign Exchange Contracts

Forwards and options used to hedge anticipated sales         397        (4)       N/A         68        0         N/A
Forwards and swaps used to hedge
     certain receivables and payables                        290         7        N/A        102        6         N/A
Forwards and swaps used to hedge
     net investments in foreign affiliates                 1,546        10        N/A        144      (11)        N/A
======================================================================================================================

                                         BAXTER INTERNATIONAL 1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FAIR VALUES OF FINANCIAL INSTRUMENTS

                                                                   Approximate
                                      Carrying amounts             fair values
as of December 31 (in millions)          1997     1996       1997         1996
--------------------------------------------------------------------------------
Assets
   Long-term insurance
     receivables                        $  409   $  641     $  339       $  548
   Investment in affiliates                180       64        192           74
Liabilities
   Notes payable to banks                  102      121        102          121
   Short-term borrowings
     classified as long-term/2/          1,172      743      1,173          741
   Other long-term debt
     and lease obligations/1/,/2/        1,505    1,177      1,625        1,224
   Foreign exchange hedges                  26      (18)        13           (5)
   Long-term litigation
     liabilities                           210      365        191          290
================================================================================

1. Based on quoted market prices.

2. Interest rate hedge carrying amounts are included in corresponding debt balances.

Although the company's litigation remains unresolved by final orders or settlement agreements in some cases, the estimated fair values of insurance receivables and long-term litigation liabilities were computed by discounting the expected cash flows based on currently available information.

     The carrying values of all other financial instruments approximate their fair values due to the short-term maturities of these assets and liabilities.

8  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


as of December 31 (in millions)                   1997             1996
---------------------------------------------------------------------------
Accounts payable, principally trade              $  572          $  442
Employee compensation and withholdings              225             222
Restructuring                                        34              30
Litigation                                          400             465
Pension and other deferred benefits                  38              25
Property, payroll and other taxes                    74              63
Other                                               620             457
---------------------------------------------------------------------------
Accounts payable and accrued liabilities         $1,963          $1,704
===========================================================================

9  COMMON STOCK

Baxter has several stock-based compensation plans, which are described below. The company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plans. The compensation expense recognized for continuing operations for performance-based and restricted plans was $13 million, $20 million and $17 million in 1997, 1996 and 1995, respectively. Had compensation cost for all of the company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method of FASB Statement No. 123, "Accounting for Stock-Based Compensation", the company's income and earnings per share (EPS) would have been reduced to the pro forma amounts indicated below:

PRO FORMA INCOME AND EPS FROM CONTINUING OPERATIONS

years ended December 31
(in millions, except per share data)    1997          1996        1995
----------------------------------------------------------------------
Income from continuing operations:
   As reported                         $ 300         $ 575       $ 371
   Pro forma                           $ 266         $ 557       $ 358
----------------------------------------------------------------------
EPS from continuing operations:
   Basic, as reported                  $1.08         $2.11       $1.34
   Pro forma                           $0.96         $2.05       $1.29
======================================================================

Excluding the $352 million in-process R&D expense recorded in 1997, and further discussed in Note 3, pro forma income from continuing operations and EPS from continuing operations in 1997 was $618 million and $2.22, respectively, compared to income from continuing operations and EPS from continuing operations of $652 million and $2.35, respectively.

     The pro forma amounts reflected above are not likely to be representative of the pro forma amounts in future years due to the FASB Statement No. 123 transition rules that require pro forma disclosures only for awards granted after 1994. In addition, the pro forma expense in 1997 is higher than the amounts in 1996 and 1995 due principally to accelerated vesting as a result of achievement in 1997 of the specified stock price level relating to the stock options granted in 1995.

     Pro forma income and EPS from discontinued operations were $66 million and $0.24, respectively, for 1996 and $299 million and $1.08, respectively, for 1995. All outstanding options were modified as a result of the spin-off of Allegiance. Equitable adjustments were made to the number of shares and exercise price for each option and employee stock subscription outstanding.

     Pro forma compensation expense for stock options and employee-stock subscriptions was calculated using the Black-Scholes model.

Fixed Stock Option Plans

Stock options have been granted at various dates. All grants have a 10-year initial term and most have an exercise price equal to 100% of market value on the date of grant. Vesting terms vary, with some options vesting ratably over three years and others vesting 100% in five years or three years. Some grants vest on an accelerated basis upon the achievement of specified stock price levels.

     Employees transferring to Allegiance generally were required to exercise any vested options within 90 days from the date of spin-off, and all unexercised options were canceled after that date. All unvested options held by Allegiance employees were canceled 90 days after the date of spin-off. Under the rules of FASB Statement No. 123, the modified options held by employees remaining with the company were treated as an exchange of the original award for a new award.

FIXED STOCK OPTIONS OUTSTANDING

                                 Options Outstanding                                                Options Exercisable
-----------------------------------------------------------------------------------------------------------------------------------
                                            Weighted-average
Range of               Outstanding                 remaining          Weighted-average        Exercisable          Weighted-average
Exercise Prices  December 31, 1997  contractual life (years)  exercise price per share  December 31, 1997  exercise price per share
-----------------------------------------------------------------------------------------------------------------------------------
$14 - 18                   110,516                       .69                     16.93            110,516                     16.93
 19 - 26                 2,502,332                      5.34                     24.03          2,502,332                     24.03
 27 - 40                 3,701,575                      6.58                     34.15          3,701,575                     34.15
 41 - 51                 7,470,124                      8.22                     47.70                  -                         -
 52 - 58                    97,800                      9.67                     57.19                  -                         -
-----------------------------------------------------------------------------------------------------------------------------------
$14 - 58                13,882,347                      6.10                     39.64          6,314,423                     29.84
===================================================================================================================================

STOCK OPTION PLAN STATUS
(Exercise Price Equals Market Price)

as of and for the years ended December 31                 1997                       1996                        1995
----------------------------------------------------------------------------------------------------------------------
                                                     Weighted-                   Weighted-                   Weighted-
                                                       average                     average                     average
                                                      exercise                    exercise                    exercise
                                           Shares        price         Shares        price         Shares        price
----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year       12,501,329       $34.89     14,651,835       $31.35     12,368,320       $27.83
Granted                                 4,208,302        47.59      3,538,300        48.12      5,193,650        37.23
Exercised                              (2,406,409)       29.04     (4,080,414)       27.88     (2,107,441)       25.29
Forfeited                                (420,875)       38.76     (2,404,225)       33.09       (802,694)       30.91
Equitable adjustment                            -            -        795,833        29.98              -            -
----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year             13,882,347       $39.64     12,501,329       $34.89     14,651,835       $31.35
----------------------------------------------------------------------------------------------------------------------
Options exercisable at end of year      6,314,423       $29.84      4,542,496       $26.65      6,258,117       $29.02
Weighted-average fair value of
  options granted during the year                       $15.95                      $12.05                      $11.35
======================================================================================================================

                                     37  BAXTER INTERNATIONAL 1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 1996, approximately 2.4 million stock options were granted with an exercise price of $51 (120% of the market price of the stock on grant date) and a weighted-average fair value of $11.00. All of the options were outstanding at year-end 1997.

     Pro forma compensation expense was calculated with the following weighted-average assumptions for grants in 1997, 1996, and 1995, respectively: dividend yield of 2.1%, 2.7% and 2.7%; expected life of seven, eight and seven years; expected volatility of 28%, 25% and 26%; and risk-free interest rates of 6.2%, 6.6% and 6.5%.

     Stock options have also been granted to The Baxter Allegiance Foundation (a philanthropic organization), as follows: an option to purchase 1,124,478 shares of common stock at $31.45 per share was granted on April 22, 1991, and expires in 2001; and an option to purchase 1,074,000 shares of common stock at $31.42 per share was granted on December 2, 1992, and expires in 2002.

Employee stock purchase plans

The company has employee stock purchase plans whereby it is authorized, as of December 31, 1996, to issue up to 12 million shares of common stock to its employees, nearly all of whom are eligible to participate. The purchase price is the lower of 85% of the closing market price on the date of subscription or 85% of the closing market price as defined by the plans. The total subscription amount for each participant cannot exceed 25% of current annual pay. Under the plans, the company sold 760,490, 1,121,907 and 1,579,425 shares to employees in 1997, 1996 and 1995, respectively. Pro forma compensation expense was estimated with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: dividend yield of 2.1%, 2.7% and 2.7%; expected life of one year for all periods; expected volatility of 33%, 26% and 23%, and risk-free interest rates of 5.7%, 5.7% and 5.8%. The weighted-average fair value of those purchase rights granted in 1997, 1996 and 1995 was $13.27, $10.93 and $8.51, respectively.

Restricted stock and performance-share plans

Under various plans, the company has made grants of restricted stock and performance shares in the form of the company's common stock to provide incentive compensation to key employees and non-employee directors. Under the long-term incentive plan, grants are generally made annually and are earned based on the achievement of financial performance targets, adjusted up or down by the company's stock performance against the change in the Standard & Poor's Medical Products and Supplies Index. The restricted shares vest one year after they are earned.

At December 31, 1997, 61,220 shares were subject to restrictions, which lapse between 1998 and 2002, and 1,144,963 shares were subject to restrictions that lapse upon achievement of future performance objectives and related vesting periods. During 1997, 1996 and 1995, 24,930, 720,043 and 574,174 shares, respectively, of restricted stock and performance shares were granted at weighted-average grant-date fair values of $51.29, $41.89 and $30.52 per share, respectively.

Other

In connection with a voluntary Shared Investment Plan implemented during 1994, members of Baxter's senior-management team purchased shares of the company's common stock. Baxter managers used personal full-recourse loans to purchase the stock at the June 15, 1994, closing price. Baxter has agreed to guarantee repayment to the banks in the event of default by a participant. The participant loan amount outstanding at December 31, 1997, is $77 million.

     Approximately 100 million shares of no par value preferred stock are authorized for issuance in series with varying terms as determined by the board of directors.

     During 1989, common stockholders received a dividend of one preferred stock purchase right (collectively, the "Rights") for each share of common stock. Each Right, under specified circumstances, entitles the owner to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $70. The Rights become exercisable at a price of $140 and at a specified time after (1) a person or group acquires 20% or more of the company's common stock or (2) a tender or exchange offer for 20% or more of the company's common stock. The Rights expire on March 20, 1999, unless earlier redeemed by the company under certain circumstances at a price of $0.01 per Right.

10  RETIREMENT AND OTHER BENEFIT PROGRAMS

The company has defined benefit pension plans that cover substantially all employees in the United States and Puerto Rico, and its funding policy is to meet or exceed the minimum requirements of the Employee Retirement Income Security Act of 1974. The benefits are generally based on individual participants' years of service and compensation near retirement. Assets held by the trusts of the plans consist primarily of equity and fixed income securities. The company also has various retirement plans in locations outside the United States and Puerto Rico.

[CAPTION]

PENSION EXPENSE

years ended December 31 (in millions)           1997         1996          1995
--------------------------------------------------------------------------------
Service cost                                     $36          $42           $27
Interest cost on projected
  benefit obligation                              90           76            62
Actual return on assets                         (183)        (155)         (159)
Net amortization and deferral                     82           84           105
--------------------------------------------------------------------------------
Total pension expense                            $25          $47           $35
--------------------------------------------------------------------------------

[CAPTION]

FUNDED STATUS AND CONSOLIDATED BALANCE SHEET AMOUNTS

                                               Plans with            Plans with
                                              accumulated      assets exceeding
                                       benefits exceeding           accumulated
as of December 31                                  assets              benefits
(in millions)                             1997       1996       1997       1996
--------------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
    Vested benefits                       $100       $ 74     $1,046     $  955
--------------------------------------------------------------------------------
    Accumulated benefits                  $110       $ 81     $1,074     $  978
--------------------------------------------------------------------------------
    Projected benefits                    $132       $100     $1,169     $1,040
Less plan assets at fair value              15         15      1,290      1,175
--------------------------------------------------------------------------------
Projected benefit obligation
  less plan assets                         117         85       (121)      (135)
Unrecognized net gains and
  unrecognized prior
  service cost                              (4)        (5)        59         70
Unrecognized obligation at
  January 1, net of
  amortization                              (7)        (6)       (17)       (22)
--------------------------------------------------------------------------------
Net pension liability (asset)             $106       $ 74      $ (79)    $  (87)
--------------------------------------------------------------------------------

[CAPTION]

ASSUMPTIONS USED IN DETERMINING FUNDED STATUS

as of December 31                                          1997            1996
--------------------------------------------------------------------------------
Annual rate of increase in compensation levels:
  U.S. and Puerto Rico plans                                4.5%            4.5%
  International plans (average)                             4.5%            4.6%
Discount rate applied to benefit obligations:
  U.S. and Puerto Rico plans                                7.5%            8.0%
  International plans (average)                             6.0%            6.0%
Return on assets:
  U.S. and Puerto Rico plans                               10.5%            9.5%
  International plans (average)                             7.5%            7.0%
--------------------------------------------------------------------------------

In addition to pension benefits, the company sponsors certain unfunded contributory health-care and life insurance benefits for substantially all domestic retired employees.

[CAPTION]

NET POSTRETIREMENT HEALTH-CARE AND LIFE INSURANCE EXPENSE

years ended December 31 (in millions)           1997         1996          1995
--------------------------------------------------------------------------------
Service cost                                     $ 3          $ 5           $ 3
Interest cost on projected
  benefit obligation                              14           15            15
Net amortization and deferral                     (6)          (2)           (2)
--------------------------------------------------------------------------------
Net postretirement benefits cost                 $11          $18           $16
--------------------------------------------------------------------------------

[CAPTION]

PRESENT VALUE OF APBO OBLIGATION INCLUDED IN
CONSOLIDATED BALANCE SHEETS

as of December 31 (in millions)                            1997            1996
--------------------------------------------------------------------------------
Accumulated postretirement benefit
  obligation ("APBO")
    Retirees                                               $118            $138
    Fully eligible active participants                       25              10
    Other active participants                                59              65
      Unrecognized net gains                                 70              55
--------------------------------------------------------------------------------
Accrued postretirement benefit liability                   $272            $268
--------------------------------------------------------------------------------

[CAPTION]

ASSUMPTIONS USED IN DETERMINING THE APBO

as of December 31                                          1997            1996
--------------------------------------------------------------------------------
Discount rate applied to APBO                               7.5%            8.0%
Annual rate of increase in the per-capita cost              9.0%           10.0%
  Rate decreased to                                         5.0%            5.0%
  By the year ended                                        2002            2002
Increase if health-care trend rates increase by
  1% in each year (in millions)
    APBO                                                    $27             $28
    Expense                                                 $ 3             $ 3
--------------------------------------------------------------------------------

Most U.S. employees are eligible to participate in a qualified defined contribution plan. Participants may contribute up to 12% of their annual compensation to the plan and the company matches participants' contributions up to 3% of compensation (subject to legal limits). Company matching contributions were $14 million, $14 million and $13 million in 1997, 1996 and 1995, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11 INTEREST AND OTHER (INCOME) EXPENSE



INTEREST EXPENSE

years ended December 31 (in millions)             1997         1996        1995
-------------------------------------------------------------------------------
Interest, net
  Interest costs                                  $206         $219        $219
  Interest costs capitalized                        (8)          (5)         (5)
-------------------------------------------------------------------------------
  Interest expense                                 198          214         214
  Interest income                                  (35)         (44)        (34)
-------------------------------------------------------------------------------
Total interest, net                               $163         $170        $180
-------------------------------------------------------------------------------
Less interest allocated to
  discontinued operations/1/                         -          (67)        (84)
-------------------------------------------------------------------------------
Interest allocated to
  continuing operations/1/                        $163         $103        $ 96
===============================================================================

1. Allocation of interest to continuing and discontinued operations was based on relative net assets of these operations.

OTHER (INCOME) EXPENSE

years ended December 31 (in millions)             1997         1996        1995
-------------------------------------------------------------------------------
Equity in (income) losses of affiliates           $ (2)         $13        $17
Asset dispositions, net                            (48)          (9)       (65)
Foreign exchange                                   (22)           1         22
Other                                               39           10         21
------------------------------------------------------------------------------
Total (income) expense                            $(33)         $15        $(5)
===============================================================================

12   INCOME TAXES

U.S. federal income tax returns filed by Baxter International Inc. through December 31, 1990, have been examined and closed by the Internal Revenue
Service. The company has ongoing audits in U.S. and international jurisdictions.
In the opinion of management, the company has made adequate provisions for tax expenses for all open years.

INCOME BEFORE TAX EXPENSE BY CATEGORY


years ended December 31 (in millions)              1997        1996       1995
------------------------------------------------------------------------------
U.S.                                               $ 92        $188       $  4
International                                       431         605        520
------------------------------------------------------------------------------
Income from continuing
  operations before income tax expense             $523        $793       $524
==============================================================================

Income tax expense (benefit) related to continuing operations by category and by income statement classification is as follows:

INCOME TAX EXPENSE

years ended December 31 (in millions)              1997        1996       1995
------------------------------------------------------------------------------
Current
 U.S.
  Federal                                          $ 98        $(16)      $ 21
  State and local                                    (6)         12         26
 International                                      132         148        123
------------------------------------------------------------------------------
Current income tax expense                          224         144        170
------------------------------------------------------------------------------
Deferred
 U.S.
  Federal                                           (50)         40         13
  State and local                                    23          22        (27)
 International                                       26          12         (3)
------------------------------------------------------------------------------
Deferred income tax expense (benefit)                (1)         74        (17)
------------------------------------------------------------------------------
Income tax expense                                 $223        $218       $153
==============================================================================

The income tax for continuing operations was calculated as if Baxter were a stand-alone entity (without income from discontinued operations).

DEFERRED TAX ASSETS AND LIABILITIES


as of December 31 (in millions)                    1997        1996       1995
------------------------------------------------------------------------------
Deferred tax assets
  Accrued expenses                                 $ 10        $ 88       $192
  Accrued postretirement benefits                   103          97         80
  Merger and restructuring costs                     19          29         97
  Alternative minimum tax credit                    114          90         62
  Tax credits and net operating losses              136          27         20
  Valuation allowances                              (46)        (36)       (30)
------------------------------------------------------------------------------
     Total deferred tax assets                      336         295        421
------------------------------------------------------------------------------
Deferred tax liabilities
  Asset basis differences                           294         227        241
  Subsidiaries' unremitted earnings                  91          80        121
  Other                                               4          25         26
------------------------------------------------------------------------------
     Total deferred tax liabilities                 389         332        388
------------------------------------------------------------------------------
Net deferred tax asset (liability)                 $(53)       $(37)      $ 33
==============================================================================

There are $63 million of loss carryforwards which expire in 2012 and $23 million of foreign tax credit carryforwards which expire in 2001, and $10 million of foreign tax credit carryforwards which expire in 2002.

INCOME TAX EXPENSE

Income tax expense applicable to income from continuing operations differs from income tax expense calculated by using the U.S. federal income tax rate for the following reasons:


years ended December 31 (in millions)   1997    1996    1995
------------------------------------------------------------
Income tax expense at statutory rate    $183    $278    $183
Tax-exempt operations                   (130)   (130)   (125)
Nondeductible goodwill                    12      10       8
State and local taxes                     (5)      3       7
Repatriation of foreign earnings           -      17      57
Foreign tax expense                       40      33      14
Acquired R&D expense                     123       -       -
Other factors                              -       7       9
------------------------------------------------------------
Income tax expense                      $223    $218    $153
============================================================

The company has received a tax-exemption grant from Puerto Rico, which provides that its manufacturing operations will be partially exempt from local taxes until the year 2002. Appropriate taxes have been provided for these operations assuming repatriation of all available earnings. In addition, the company has other manufacturing operations outside the United States, which benefit from reductions in local tax rates under tax incentives that will continue at least through 1999.

     U.S. federal income taxes, net of available foreign tax credits, on unremitted earnings deemed permanently reinvested would be approximately $270 million as of December 31, 1997.

13  LEGAL PROCEEDINGS

Baxter International Inc. and certain of its subsidiaries are named as defendants in a number of lawsuits, claims and proceedings, including product liability claims involving products now or formerly manufactured or sold by the company or by companies that were acquired by Baxter. These cases and claims raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law. Accordingly, in many cases, the company is not able to estimate the amount of its liabilities with respect to such matters.

     Upon resolution of any of the legal matters discussed below, Baxter may incur charges in excess of presently established reserves. While such a future charge could have a material adverse impact on the company's net income and net cash flows in the period in which it is recorded or paid, management believes that no such charge would have a material adverse effect on Baxter's consolidated financial position.

Mammary Implant Litigation

The company, together with certain of its subsidiaries, is currently a defendant in various courts in a number of lawsuits brought by individuals, all seeking damages for injuries of various types allegedly caused by silicone mammary implants formerly manufactured by the Heyer-Schulte division (Heyer-Schulte) of American Hospital Supply Corporation (AHSC). AHSC, which was acquired by the company in 1985, divested its Heyer-Schulte division in 1984. It is not known how many of these claims and lawsuits involve products manufactured and sold by Heyer-Schulte, as opposed to other manufacturers.

     As of December 31, 1997, Baxter, together with certain of its subsidiaries, had been named as a defendant or co-defendant in 7,762 lawsuits and 1,734 claims relating to mammary implants, brought by approximately 16,480 plaintiffs. Of those plaintiffs, 8,963 currently are included in the Lindsey class action Revised Settlement described below, which accounts for 3,902 of the pending lawsuits against the company. Additionally, 7,151 plaintiffs have opted out of the Revised Settlement (representing 3,572 pending lawsuits), and the status of the remaining plaintiffs with pending lawsuits is unknown. Some of the opt-out plaintiffs filed their cases naming multiple defendants and without product identification; thus, not all of the opt-out plaintiffs will have viable claims against the company. As of December 31, 1997, 2,527 of the opt-out plaintiffs had confirmed Heyer-Schulte mammary implant product identification. Furthermore, during 1997, Baxter obtained dismissals, or agreements for dismissals, with respect to 7,383 plaintiffs.

     In addition to the individual suits against the company, a class action on behalf of all women with silicone mammary implants was filed on March 23, 1994, in the United States District Court (U.S.D.C.) for the Northern District of Alabama involving most manufacturers of such implants, including Baxter (Lindsey, et al., v. Dow Corning, et al., U.S.D.C., N. Dist. Ala.,
CV 94-P-11558-S). The class action was certified for settlement purposes only by the court on September 1, 1994, and the settlement terms subsequently were revised and approved on December 22, 1995 (the Revised Settlement). The monetary provisions of the Revised Settlement provide compensation for all present and future plaintiffs and claimants through a series of specific funds and a disease-compensation program involving certain specified medical conditions. Appeals have been filed challenging the Revised Settlement.


                                         BAXTER INTERNATIONAL 1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     On May 15, 1995, Dow Corning Corporation, one of the defendants in the mammary implant cases, declared bankruptcy and filed for protection under Chapter 11 (In re: Dow Corning Corporation, U.S.D.C., E.D. Mich. 95-20512, 95CV72397-DT). The full impact of these proceedings on the Revised Settlement is unclear.

     On January 16, 1996, Baxter, Bristol-Myers Squibb Company and Minnesota Mining and Manufacturing Company each paid $125 million into the court-established fund as an initial fund to pay claims under the Revised Settlement. Union Carbide Corporation and McGhan Medical Corporation also are parties to the Revised Settlement. Under the Revised Settlement, plaintiffs and claimants have a second opportunity to opt out of the Revised Settlement, once they receive a "Notification of Status" letter from the claims-administration office. "Notification of Status" letters were delivered to virtually all domestic claimants by July 1997, and the opt-out period for most claimants expired on September 1, 1997.

     In addition to the Lindsey class action, the company also has been named in 11 other purported class actions in various state and provincial courts, only one of which is certified: Harrington v. Dow Corning Corp., et al., Supreme Court, British Columbia, C954330. The class action in British Columbia has been certified solely with respect to the issue of whether silicone gel breast implants are reasonably fit for their intended purpose.

     In the fourth quarter of 1993, Baxter accrued $556 million for its estimated liability resulting from the settlement of the Lindsey class action and recorded a receivable for estimated insurance recoveries totaling $426 million, resulting in a net charge of $130 million. Based on its continuing evaluation of the remaining opt-outs, the company accrued an additional $298 million for its estimated liability to litigate or settle cases and claims involving opt-outs and recorded an additional receivable for estimated insurance recoveries totaling $258 million, resulting in an additional net charge of $40 million in the first quarter of 1995.

     The mammary implant litigation includes issues related to which of the Baxter's insurers are responsible for covering each matter and the extent of the company's claims for contribution against third parties. Baxter believes that a substantial portion of its liability and defense costs for mammary implant litigation will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. The company has entered into "coverage-in-place" agreements with a number of its insurers, each of which issued or subscribed to policies of insurance between 1974 and 1985. These agreements resolve the signatory insurers' coverage defenses and specify rules and procedures for allocation and payment of defense and indemnity costs pursuant to which signatory insurers will reimburse Baxter for mammary implant losses. Five of the company's claims-made insurers, which issued policies subsequent to 1985, have agreed to pay under their policies with respect to mammary implant claims. The combined total of the amount thus far paid by insurers, committed for payment, and projected by Baxter to be paid by insurers under these agreements is in excess of $550 million, based on the company's current estimate of mammary implant expenditures. The insurers with which Baxter has not reached coverage agreements generally have reserved (i.e., neither admitted nor denied), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. Baxter is engaged in active litigation with each of these insurers and is negotiating with certain of them to resolve outstanding insurance coverage issues.

Factor Concentrates Litigation

     Baxter currently is a defendant in a number of claims and lawsuits brought by individuals who have hemophilia, all seeking damages for injuries allegedly caused by anti-hemophilic factor concentrates VIII or IX derived from human blood plasma (factor concentrates) processed by the company in the early and mid-1980s. The typical case or claim alleges that the individual was infected with the HIV virus by factor concentrates, which contained the HIV virus. None of these cases involves factor concentrates currently processed by the company.

     As of December 31, 1997, Baxter had been named in 486 lawsuits and 410 claims in the United States, Canada, Ireland, Italy, Taiwan, Japan and the Netherlands. All U.S. federal court factor concentrate cases have been transferred to the U.S.D.C. for the Northern District of Illinois for case management under Multi District Litigation (MDL) rules (MDL Docket No. MDL-986). The company also has been named in eight purported class actions. None of these class actions has been certified, and five have been transferred to the MDL for discovery.

     In most states, Baxter's potential liability is limited by laws that provide that the sale of blood or blood derivatives, including factor concentrates, is not covered by the doctrine of strict liability. As a result, each claimant must prove that his or her injuries were caused by the company's negligence.

     On May 6, 1997, the court approved a settlement submitted by the plaintiffs' steering committee for the MDL, Baxter, Alpha Therapeutic Corporation, Armour Pharmaceutical and Bayer Corporation. The essential terms of the settlement provide payments of $100,000 per person to each HIV-positive person with hemophilia in the United States who can demonstrate use of factor concentrates produced by one of the settling defendants between 1978 and 1985. Additionally, the defendants have established a $40 million fund for payment of attorneys' fees, costs and court-administration expenses. Baxter's agreed contribution to the proposed settlement is 20% of the total settlement proceeds.

     The settlement requires insurance-carrier approval and the signing of releases. Baxter and the other defendants have reached agreements to settle potential subrogation and reimbursement claims with most private insurers, the federal government and all 50 states, the District of Columbia and Puerto Rico.
Although the period for claimants to decide whether or not to participate in the settlement is anticipated not to expire until March 31, 1998, the approximate number of eligible claimants as of December 31, 1997, was 5,581, and the number of eligible opt-outs was approximately 533. On July 29, 1997, the court dismissed two appeals that had been filed challenging the settlement. The defendants had paid 1,737 claimants as of December 31, 1997. Payments are expected to continue through the middle of 1998 as documents are sent to all eligible claimants.

     In Japan, Baxter is a defendant, along with the Japanese government and four other co-defendants, in factor concentrate cases in Osaka, Tokyo, Nagoya, Tohoku, Fukuoka, Sapporo and Kumamoto. As of December 31, 1997, the cases involved 1,257 plaintiffs, of whom 1,206 allegedly used factor concentrates manufactured by the company. Based upon the Osaka and Tokyo courts' recommendations, the parties have agreed to a settlement of all pending and future factor concentrate cases. In general, the settlement provides for payment of an up-front, lump-sum amount of approximately $360,000 per plaintiff to be funded 40% by the Japanese government and 60% by the corporate defendants. The share of the settlement to be paid by each corporate defendant was determined based upon its market share, resulting in a contribution by the Baxter of approximately 15.36%. The portion of the settlement to be funded by the corporate defendants will include prior payments made by the corporate defendants under a Japanese government-administered program, which pays monthly amounts to HIV-positive and AIDS-manifested people with hemophilia and their survivors. Additionally, monthly payments will be made to each plaintiff according to a set schedule.

     In Spain, Baxter was notified in 1995 that approximately 1,370 HIV-positive people with hemophilia wished to explore settlement possibilities with the company in lieu of filing suit in both Spain and the United States. The parties have reached agreement on the terms of a settlement whereby each claimant will receive $25,000 (including attorneys' fees and costs) in return for a general release and protection against contribution claims by other defendants. As of December 31, 1997, 1,370 claimants had agreed to the settlement. Baxter does not expect any additional claimants to come forward.

     The company believes that a substantial portion of the liability and defense costs related to factor concentrate litigation will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. Baxter has entered into coverage in place agreements with certain of its insurers that issued or subscribed to policies of insurance between 1978 and 1985. These agreements resolve the signatory insurers' coverage defenses and specify rules and procedures for allocation and payment of defense and indemnity costs pursuant to which the signatory insurers will reimburse the company for factor concentrate losses. The insurers with which Baxter has not reached coverage agreements generally have reserved (i.e., neither admitted nor denied), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. Baxter is engaged in active litigation and negotiations with certain of these insurers to resolve outstanding insurance coverage issues.

     In the fourth quarter of 1993, the company accrued $131 million for its estimated worldwide liability for litigation and settlement expenses involving factor concentrate cases and recorded a receivable for insurance coverage of $83 million, resulting in a net charge of $48 million. In the third quarter of 1995, significant developments occurred, primarily in the United States, Europe and Japan relative to claims and litigation pertaining to the Baxter's plasma-based therapies. After analyzing circumstances in light of recent developments and considering various factors and issues unique to each geography, the company revised its estimated exposure from the $131 million previously recorded for factor concentrate litigation to $378 million for all litigation relating to plasma-based therapies, including the factor concentrate litigation and the Gammagard(R) IVIG litigation (see Other Litigation below). Related estimated insurance recoveries were revised from $83 million for factor concentrates to $274 million for all plasma-based therapies. This resulted in a net charge of $56 million in the third quarter of 1995.

     In addition, as described in Note 3, Baxter acquired Immuno International AG (Immuno) in fiscal year 1997. Immuno has unsettled claims for damages for injuries allegedly caused by its plasma-based therapies. The typical claim alleges that the individual with hemophilia was infected with HIV by factor concentrates containing the HIV virus. Additionally, Immuno faces multiple claims stemming from its vaccines and other biologically derived therapies. A portion of the liability and defense costs related to these claims will be covered by insurance, subject to exclusions, conditions, policy limits and other factors. In addition, the stock purchase agreement between the company and Immuno provides that approximately 84 million Swiss francs (or approximately $58 million at year end) of the purchase price will be withheld to cover these contingent liabilities. Based on management's estimates, the amount of these contingencies, net of insurance recoveries and reserves, is not expected to exceed the negotiated contingent payment held back from the total purchase price.

Other litigation

Baxter is currently a defendant in a number of claims and lawsuits brought by individuals who infused the company's Gammagard(R) IVIG (intravenous immuno-globulin), all of whom are seeking damages for Hepatitis C infections allegedly

                                         BAXTER INTERNATIONAL 1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

caused by infusing Gammagard(R) IVIG. As of December 31, 1997, Baxter was a defendant in 134 lawsuits and 70 claims in the United States, Denmark, France, Germany, Italy, Spain, Sweden and the United Kingdom. Eleven suits currently pending in the United States have been filed as purported class actions but only one has been certified. All U.S. federal court Gammagard(R) IVIG cases have been transferred to the U.S.D.C. for the Central District of California for case management under MDL rules. On February 21, 1996, the court certified a nationwide class of persons who had infused Gammagard(R) IVIG (Fayne, et al., v. Baxter Healthcare Corporation, U.S.D.C., C.D., CA, ML-95-160-R). The company sought an immediate stay of the class notice from the 9th Circuit Court of Appeals and subsequently filed a Writ of Mandamus seeking class decertification. The 9th Circuit Court of Appeals granted the stay of the class notice on March 19, 1996, and on April 12, 1996, granted a stay of the class certification pending final determination on the writ. On August 5, 1997, the 9th Circuit Court of Appeals denied the Writ of Mandamus. Baxter is vigorously defending these cases.

     As of September 30, 1996, Allegiance assumed the defense of litigation involving claims related to Allegiance's businesses, including certain claims of alleged personal injuries as a result of exposure to natural rubber latex gloves. Allegiance has not been named in most of this litigation but will be defending and indemnifying Baxter pursuant to certain contractual obligations for all expenses and potential liabilities associated with claims pertaining to latex gloves. As of December 31, 1997, the company had been named as a defendant in 171 lawsuits, including the following purported class actions: Wolf v. Baxter Healthcare Corp., et al., Circuit Court, Wayne County, MI, 96-617844NP; Murray, et al., v. Baxter Healthcare Corp., et al., U.S.D.C., S. Dist. Ind., IP96-1889C, and Cowart, Alma M. v. Baxter International, Inc., U.S.D.C. E. Dist., LA 97-1681. On February 26, 1997, all federal cases involving latex gloves were ordered to be transferred to the U.S.D.C. for the Eastern District of Pennsylvania for case management under the MDL rules (MDL Docket No. 1148).

     A purported class action has been filed against Baxter, Caremark International Inc. (Caremark), C.A. (Lance) Piccolo, James G. Connelly and Thomas W. Hodson (all former officers of Caremark) alleging securities law disclosure violations in connection with the November 30, 1992, spin-off of Caremark in the Registration and Information Statement (Registration Statement) and subsequent SEC filings submitted by Caremark (Isquith v. Caremark International Inc., et al., U.S.D.C., N. Dist. Ill., 94C 5534). On March 26, 1997, the Court dismissed the action against the company essentially on the ground that plaintiffs lacked standing to bring this action. On April 24, 1997, plaintiffs filed a notice of appeal which is still pending. Additionally, in February 1997, the plaintiffs served a separate state court action, styled as a class action, against Mr. Piccolo, Vernon R. Loucks Jr., William H. Gantz, William B. Graham and James R. Tobin, alleging violations of various state laws pertaining to the Caremark spin-off (Isquith, et al., v. C. A. (Lance) Piccolo, et al., Circuit Court, Cook County, IL, Chancery Division, 96CH0013652). Baxter and the other defendants are vigorously defending this action.

     Baxter has been named a potentially responsible party (PRP) for environmental cleanup costs at 16 hazardous-waste sites. Under the United States Superfund statute and many state laws, generators of hazardous waste that is sent to a disposal or recycling site are liable for cleanup of the site if contaminants from that property later leak into the environment. The laws generally provide that a PRP may be held jointly and severally liable for the costs of investigating and remediating the site. Allegiance has assumed responsibility for 10 of these sites, the largest of which is the Thermo-Chem site in Muskegan, Michigan. The estimated exposure for Baxter's remaining six sites is approximately $2 million, which has been accrued (and not discounted) in the company's financial statements.

     In addition to the cases discussed above, Baxter is a defendant in a number of other claims, investigations and lawsuits. Based on the advice of counsel, management does not believe that, individually or in the aggregate, these other claims, investigations and lawsuits will have a material adverse effect on the company's results of operations, cash flows or consolidated financial position.


14   INDUSTRY AND GEOGRAPHIC INFORMATION

Baxter operates in a single industry segment as a global medical products and services company that is a leader in technologies related to the blood and circulatory system. It has market-leading positions in four businesses: Blood Therapies, which develops biopharmaceutical and blood-collection and separation products and technologies; I.V. Systems/Medical Products, which develops technologies and systems to improve intravenous medication delivery, and distributes medical products; Renal, which develops products and services to treat kidney disease; and CardioVascular, which develops products and provides services to treat late-stage heart disease and vascular disorders. The company's products include blood-clotting therapies and machines and supplies for collecting, separating and storing blood; prosthetic heart valves and cardiac catheters; dialysis equipment and supplies; and intravenous solutions and pumps.

FINANCIAL INFORMATION BY GEOGRAPHIC AREA years ended December 31 (in millions)

                                                                     Canada
                                            Pacific   Latin       and other               Inter-area
                     United States   Europe  Rim/1/   America international   Other/2/  eliminations      Total
---------------------------------------------------------------------------------------------------------------
1997
Trade sales                 $3,054    1,707     888       342           147        -              -      $6,138
Inter-area sales            $  709      249     189       112             1                   (1,260)        -
---------------------------------------------------------------------------------------------------------------
Total sales                 $3,763    1,956   1,077       454           148        -          (1,260)    $6,138
Pretax income (loss)        $  324      370     248        61            35      (515)            -      $  523
Identifiable assets         $5,480    2,202     551       427            80        -             (33)    $8,707
---------------------------------------------------------------------------------------------------------------
1996
Trade sales                 $2,824    1,322     890       260           142        -              -      $5,438
Inter-area sales            $  761      182     179       129             3        -          (1,254)        -
---------------------------------------------------------------------------------------------------------------
Total sales                 $3,585    1,504   1,069       389           145        -          (1,254)    $5,438
Pretax income (loss)        $  215      337     268        45            31      (103)            -      $  793
Identifiable assets         $5,385    1,246     641       312            85        -             (73)    $7,596
---------------------------------------------------------------------------------------------------------------
1995
Trade sales                 $2,634    1,215     860       204           135        -              -      $5,048
Inter-area sales            $  675      158     191       113             2        -          (1,139)        -
---------------------------------------------------------------------------------------------------------------
Total sales                 $3,309    1,373   1,051       317           137        -          (1,139)    $5,048
Pretax income (loss)        $  121      244     284        30            37      (192)            -      $  524
Identifiable assets         $4,933    1,156     575       209            82        -            (137)    $6,818
---------------------------------------------------------------------------------------------------------------

1. Includes Japan, Australia, New Zealand and South Asia.
2. Consists of interest, net and in-process research and development charges (in 1997 and 1995) and litigation charges (in 1995).

Inter-area transactions are accounted for using arm's-length principles. Identifiable assets are those assets associated with a specific geographic area. Goodwill and amortization have been allocated to geographic areas, as applicable.

NET SALES AND NET ASSETS OF CONSOLIDATED FOREIGN
SUBSIDIARIES AND BRANCHES

years ended December 31 (in millions)   1997    1996    1995
------------------------------------------------------------
Foreign net sales/1/                  $3,251  $2,773  $2,556
Foreign assets/2/ net of liabilities
  at end of year                      $2,601  $1,876  $1,424
------------------------------------------------------------

1. Includes U.S. export sales.
2. Includes advances from the company and its subsidiaries.

BAXTER INTERNATIONAL 1997 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15  QUARTERLY FINANCIAL RESULTS AND MARKET FOR THE COMPANY'S STOCK (UNAUDITED)

                                                                  First  Second    Third   Fourth   Total
years ended December 31 (in millions, except per share data)    quarter quarter  quarter  quarter    year
---------------------------------------------------------------------------------------------------------
1997
Net sales                                                       $1,443  $1,569   $1,494   $1,632   $6,138
Gross profit                                                       661     714      669      754    2,798
Income from continuing operations/1, 2/                           (203)    162      159      182      300
Net income/1, 2/                                                  (203)    162      159      182      300
Per common share:
        Income from continuing operations/1/:
                Basic                                             (.74)    .58      .57      .65     1.08
                Diluted                                           (.74)    .57      .56      .64     1.06
        Net income/1/:
                Basic                                             (.74)    .58      .57      .65     1.08
                Diluted                                           (.74)    .57      .56      .64     1.06
        Dividends                                                .2825   .2825    .2825    .2910    1.139
        Market price
                High                                             49.75  56.125    60.25   57.125    60.25
                Low                                             39.875  41.563   51.375   43.625   39.875
---------------------------------------------------------------------------------------------------------
1996
Net sales                                                       $1,299  $1,335   $1,310   $1,494   $5,438
Gross profit                                                       578     594      590      667    2,429
Income from continuing operations                                  138     142      137      158      575
Net income/3/                                                      158     176      177      158      669
Per common share:
        Income from continuing operations:
                Basic                                              .51     .52      .50      .58     2.11
                Diluted                                            .50     .51      .49      .57     2.07
        Net income:
                Basic                                              .58     .65      .65      .58     2.46
                Diluted                                            .57     .64      .64      .57     2.41
        Dividends                                                .2825   .3025    .3025    .2825     1.17
        Market price
                High                                            47.125  47.875    47.75    46.25   47.875
                Low                                              40.00   41.25   41.375   40.125    40.00
---------------------------------------------------------------------------------------------------------

1. The first quarter includes $352 million of in-process research and development charges relating to the acquisitions of Immuno and RMI. The charges decreased earnings per share by $1.28.
2. The fourth quarter includes a pretax gain of $32 million relating to the divestiture of certain assets of the company's Immunotherapy division.
3. The third quarter includes a pretax gain of $36 million relating to the curtailment of the majority of Allegiance employees' participation in the company's pension and other postemployment benefit plans and a pretax charge of $12 million for costs associated with effecting the distribution of Allegiance.

Baxter common stock is listed on the New York, Chicago and Pacific Stock Exchanges, on The London Stock Exchange and on the Swiss stock exchanges of Zurich, Basel and Geneva. The New York Stock Exchange is the principal market on which the company's common stock is traded.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

as of and for the years ended December 31                              1997/1/  1996/2/   1995/3/   1994    1993/4/
-------------------------------------------------------------------------------------------------------------------
Operations        Net sales                                            $6,138    5,438     5,048    4,479    4,116
(in millions)     Income (loss) from continuing operations             $  300      575       371      406     (193)
                  Depreciation and amortization                        $  398      348       336      302      273
                  Research-and-development expenses/5/                 $  392      340       327      303      280
-------------------------------------------------------------------------------------------------------------------
Capital Employed  Capital expenditures                                 $  496      398       399      380      332
(in millions)     Total assets                                         $8,707    7,596     9,437    9,039    9,211
                  Long-term debt and lease obligations                 $2,635    1,695     2,372    2,341    2,800
                  Operational cash flow from continuing operations/6/  $  274      490       316      618      160
-------------------------------------------------------------------------------------------------------------------
Per Common Share  Average number of common shares
                  outstanding (in millions)/7/                            278      272       277      280      277
                  Income (loss) from continuing operations per
                    common share:
                    Basic                                              $ 1.08     2.11      1.34     1.45    (0.70)
                    Diluted                                            $ 1.06     2.07      1.32     1.44    (0.70)
                  Cash dividends per common share                      $1.139     1.17      1.11    1.025     1.00
                  Year-end market price per common share               $50.44    41.00     41.88    28.25    24.38
-------------------------------------------------------------------------------------------------------------------

1. Income from continuing operations includes an in-process research-and-development charge of $352 million.
2. Certain balance sheet and other data are significantly affected by the spin-off of Allegiance Corporation, which occurred on September 30, 1996.
3. Income from continuing operations includes a pretax restructuring charge of $103 million, a pretax litigation charge of $96 million and an in-process research-and-development charge of $18 million.
4. Loss from continuing operations includes a pretax restructuring charge of $216 million and a pretax litigation charge of $330 million.
5. Excludes in-process research-and-development charges of $352 million and $18 million in 1997 and 1995, respectively.
6. The company's operational cash flow measurement is defined on page 22.
7. Excludes common stock equivalents.