Form 10-K, Exhibit 13
period 1998-12-31
BAXTER INTERNATIONAL INC
filed 1999-03-19
CIK 10456


Financial Information

Management's Discussion & Analysis        21
Management's Responsibilities for
     Financial Reporting                  31
Report of Independent Accountants         31
Consolidated Balance Sheets               32
Consolidated Statements of Income         33
Consolidated Statements of Cash Flows     34
Consolidated Statements of
     Stockholders' Equity                 35
Notes to Consolidated Financial
     Statements                           36
Directors & Officers                      51
Company Information                       52


Management's Discussion & Analysis

This discussion and analysis presents the factors that had a material effect on Baxter International Inc.'s (Baxter or the company) cash flows and results of operations during the three years ended December 31, 1998, and the company's financial position at that date. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the company and related notes.

Key Financial Objectives and Results

1998 OBJECTIVES                        RESULTS
 . Increase net sales approximately     . Net sales in 1998 increased 8% before
  10%, before 1998 acquisitions and      1998 acquisitions and before the effect
  the impact of foreign exchange.        of the strengthening U.S. dollar, and
                                         increased 11% including acquisitions
                                         and before the effect of the
                                         strengthening U.S. dollar.
--------------------------------------------------------------------------------
 . Grow earnings in the mid-teens,      . Excluding the charges for in-process
  before the impact of foreign           research and development, net
  exchange, and in the low double        litigation and exit and other
  digits after absorbing the impact      reorganization costs, net income
  of foreign exchange.                   increased 17% before the impact of
                                         foreign currency translation, and
                                         increased 12% after absorbing the
                                         impact of foreign currency translation.
--------------------------------------------------------------------------------
 . Generate at least $500 million in    . The company generated operational cash
  operational cash flow, after           flow of $515 million during 1998. The
  investing approximately $1 billion     total of capital expenditures and
  in capital expenditures and research   research and development expenses,
  and development.                       excluding the in-process research and
                                         development charge, was $975 million.
--------------------------------------------------------------------------------

Company and Industry Overview

Baxter is a global leader in providing critical therapies for life-threatening conditions. The company operates in four segments, which are described in Note 13 to the Consolidated Financial Statements.

The company generates more than 50% of its revenues outside the United States. While health-care cost containment continues to be a focus around the world, demand for health-care products and services continues to be strong worldwide, particularly in developing markets. The company's strategies emphasize global expansion and technological innovation to advance medical care worldwide.

The health-care marketplace continues to be competitive. There has been consolidation in the company's customer base and by its competitors, which has resulted in pricing and market share pressures. The company has experienced increases in its labor and material costs, which are primarily influenced by general inflationary trends. Competitive market conditions have minimized inflation's impact on the selling prices of the company's products and services. Management expects these trends to continue. In addition, as further discussed below, regulatory and production issues have recently had a negative impact on the company's Blood Therapies segment. The company will continue to manage these factors by capitalizing on its market-leading positions, developing new products and services, investing in capital and human resources to upgrade and expand facilities, leveraging its cost structure and making acquisitions.

MANAGEMENT'S DISCUSSION & ANALYSIS

Results of Operations


NET SALES TRENDS
                                                                 Percent increase
years ended December 31 (in millions)      1998    1997    1996    1998    1997
----------------------------------------------------------------------------------
 Segments
   I.V. Systems/Medical Products          $2,314  $2,110  $1,956    10%     8%
   Blood Therapies                         1,861   1,765   1,284     5%    37%
   Renal                                   1,530   1,384   1,343    11%     3%
   CardioVascular                            894     879     855     2%     3%
----------------------------------------------------------------------------------
 Total net sales                          $6,599  $6,138  $5,438     8%    13%
----------------------------------------------------------------------------------


                                                                  Percent increase
 years ended December 31 (in millions)      1998    1997    1996   1998    1997
----------------------------------------------------------------------------------
   United States                          $3,145  $2,887  $2,665     9%     8%
   International                           3,454   3,251   2,773     6%    17%
----------------------------------------------------------------------------------
 Total net sales                          $6,599  $6,138  $5,438     8%    13%
----------------------------------------------------------------------------------

Excluding the effect of a stronger U.S. dollar, which impacted sales growth for all segments, international sales growth would have been 12% and 24% in 1998 and 1997, respectively.

I.V. Systems/Medical Products

Contributing to 1998 sales growth were increased sales due to the acquisitions of Bieffe Medital S.p.A. (Bieffe), a European manufacturer of dialysis and intravenous solutions and containers, and the Pharmaceutical Products Division of The BOC Group's Ohmeda health-care business (Ohmeda), a manufacturer of inhalants and drugs used for general and local anesthesia. Contributing to 1997 sales growth were increased sales due to the acquisition of the Clintec parenteral-nutrition business (Clintec). Refer to Note 3 to the Consolidated Financial Statements for further information regarding the company's significant acquisitions. Sales growth in 1998 and 1997 in the United States and Western Europe has been unfavorably affected by competitive pricing pressures and cost pressures from health-care providers. These factors were more than offset by increased penetration and new product introductions in Latin America, as well as increased sales from a multiyear agreement entered into in late 1996 with Premier, Inc., a major U.S. customer. In addition, the 1997 introduction of the Colleague(R) single-channel volumetric infusion pump in the United States and the 1998 introduction of the Colleague triple-channel volumetric infusion pump in the United States and certain international markets have generated strong sales growth. These factors are expected to continue the sales growth trend in this business.

Blood Therapies

Sales growth in 1998 in the United States was unfavorably affected by regulatory and production issues impacting the supply of factor concentrates in the entire industry. These supply constraints eased late in 1998 and production of the segment's plasma-based products is expected to continue to increase significantly into 1999. Strong demand for the company's therapeutic proteins, especially Recombinate(TM) Antihemophilic Factor (recombinant), generated worldwide growth in the Blood Therapies business in 1998 and 1997, particularly in the United States. This trend is expected to continue as the company recently increased its manufacturing capacity for Recombinate to meet the strong demand for this product. The early 1997 acquisition of Immuno International AG (Immuno), a European manufacturer of biopharmaceutical products, was a strong contributor to sales growth in 1997. The Immuno acquisition strengthens the business' presence in Europe, enhances the company's position in several emerging markets and in several product lines, such as vaccines, and enhances the company's research and development pipeline. Sales growth in the automated and manual blood-collection businesses was also negatively impacted in both years by regulatory and production issues facing the plasma-fractionation industry, particularly in 1998. The effect of these supply issues, as well as competitive pricing pressures, was partially offset by continued penetration of basic blood-collection products into developing markets.

Renal

Strong 1998 sales growth in the Renal segment was driven principally by the acquisition of Bieffe, increased revenues from the Renal Therapy Services (RTS) business, which operates dialysis clinics in partnership with local physicians and hospitals in international markets, and improved performance in the base business across various geographic regions. Geographically, pricing and competitive pressures in the United States, Europe and Japan in 1998 eased from the prior year, and the Latin America region continues to generate strong sales growth. The Renal Management Strategies Inc. (RMS) business, which is a renal-disease management organization dedicated to creating partnerships with nephrologists to lead renal-care networks throughout the United States, contributed to 1998 sales growth as well. The RTS and RMS businesses also contributed to 1997 sales growth. As noted above, sales in 1997 in certain geographic markets were unfavorably affected by strong pricing pressures along with the effects of market consolidation. The 1998 growth trend is expected to continue as sales increase in the RTS and RMS units as well as in the base business.

CardioVascular

Sales growth in 1998 and 1997 was led by strong growth in the tissue heart valve and valve-repair product lines, both in international and domestic markets. Significant growth in these product lines was partially offset by the effects of strong pricing pressures in various product lines and a reduction in overall open-heart surgical procedures. The 1997 acquisition of Research Medical, Inc.
(RMI), a manufacturer of specialty cannulae and other products used in late-stage cardiovascular disease that focuses on products that lend themselves to less invasive surgical techniques, contributed to 1997 sales growth. While pricing pressures are expected to continue, overall growth trends are expected to continue into 1999, with strong performances expected in the heart valve and valve-repair product lines, as well as increased revenues from new and recently introduced products and services in the cardiopulmonary and minimally invasive product areas.

GROSS MARGIN AND EXPENSE RATIOS
 years ended December 31 (as a percent of sales)    1998   1997   1996
-----------------------------------------------------------------------
 Gross margin                                       45.1%  45.6%  44.7%
 Marketing and administrative expenses              21.6%  22.1%  21.0%
-----------------------------------------------------------------------

The gross margin decreased in 1998 primarily as a result of increased investments in the Blood Therapies segment's safety and quality systems in response to the recent increased FDA regulatory activity. Such investments will continue to impact the gross margin in 1999. Changes in currency exchange rates also unfavorably impacted the gross margin in 1998. The gross margin increased in 1997 primarily as a result of acquisitions and a more favorable product mix.

Marketing and administrative expenses decreased as a percent of sales in 1998 as the company has more than offset the incremental costs of expanding into developing markets and new business initiatives with a continued focus on cost control across all businesses, coupled with realizing the benefits of integrating recent acquisitions and implementing the reorganization programs discussed below. The expense ratio increased in 1997 primarily due to the acquisition of Immuno and expansion into developing markets and new business initiatives. Management expects to further leverage costs in 1999.

The gross margin and expense ratios were affected in 1997 by favorable experience and related assumptions with respect to certain employee retirement plans.

RESEARCH AND DEVELOPMENT

                                                                  Percent increase
                                                                     (decrease)
 years ended December 31 (in millions)     1998    1997    1996    1998    1997
-------------------------------------------------------------------------------------
 Research and development expenses        $ 379   $ 392   $ 340      (3%)    15%
-------------------------------------------------------------------------------------
 as a percent of sales                        6%      6%      6%
----------------------------------------------------------------

Management's Discussion & Analysis

Research and development (R&D) expenses in the table exclude the in-process R&D charges relating to the acquisitions of Somatogen, Inc., a development-stage company, in 1998 (which is included in the Blood Therapies segment), and Immuno and RMI in 1997, which are further discussed in Note 3 to the Consolidated Financial Statements. The company has been rationalizing R&D spending since the acquisition of Immuno in early 1997. In addition, as discussed in Note 4 to the Consolidated Financial Statements, in September 1998, the company decided to end the clinical development of its first-generation oxygen-carrying therapeutic called HemAssist(R) (DCLHb). Management anticipates that the company's total R&D expenses will increase in 1999 as the company focuses on the next-generation oxygen-carrying therapeutics program within its Blood Therapies segment as well as on other R&D initiatives across the four segments.

EXIT AND OTHER REORGANIZATION COSTS

Refer to Note 4 to the Consolidated Financial Statements for a discussion of the charges, utilization of the reserves and headcount reductions to date. Management believes remaining reserves for exit and other reorganization programs are adequate to complete the actions contemplated by the programs. Future cash expenditures related to the exit and reorganization programs will be funded with cash generated from operations. Management anticipates savings from the programs will be partially invested in R&D, new business initiatives, and expansion into growing international markets.

The company recorded a $131 million charge in 1998 that related principally to the decision to end the clinical development of HemAssist (DCLHb), as discussed above, as well as the decision to exit certain non-strategic investments, primarily in Asia, and reorganize certain other activities.

Management expects that the 1995 program will be completed in early 1999. This program, which eliminates excess plant capacity and reduces manufacturing costs, will help mitigate future exposure to gross margin erosion arising from pricing pressures, primarily in the United States.

LITIGATION AND OTHER INCOME AND EXPENSE

As further discussed in Note 12 to the Consolidated Financial Statements, the company recorded a $178 million net litigation charge in 1998 relating to mammary implants, plasma-based therapies (relating to the Blood Therapies segment) and other litigation.

Net interest expense was relatively flat from 1997 to 1998, as the effect of higher debt levels due to acquisitions was offset by the impact of a higher level of foreign currency denominated debt, which bears a lower average interest rate. Net interest expense increased in 1997 as compared to 1996 primarily due to increased debt related to the acquisition of Immuno. Net interest expense, excluding the impact of potential acquisitions, is not expected to change significantly in 1999.

Goodwill amortization increased in 1998 primarily as a result of the acquisition of Bieffe, and increased in 1997 primarily due to the acquisitions of Immuno and Clintec.

Included in other income in 1998 and 1997 are pretax gains of $20 million and $17 million, respectively, relating to the disposal of certain nonstrategic investments. Other income in 1997 also includes a pretax gain of $32 million relating to the divestiture by the Blood Therapies segment of certain assets of its Immunotherapy division, as further discussed in Note 3 to the Consolidated Financial Statements.

PRETAX INCOME FROM CONTINUING OPERATIONS

                                                            Percent increase
                                                              (decrease)
 years ended December 31 (in millions)      1998   1997   1996   1998   1997
--------------------------------------------------------------------------------
 Pretax income from continuing operations   $549   $523   $793      5%   (34%)
--------------------------------------------------------------------------------

Excluding the divestiture gains and the charges for in-process R&D, net litigation, and exit and other reorganization costs, as applicable in 1998 and 1997, the 1998 and 1997 growth in pretax income from continuing operations would have been 16% and 4%, respectively.

Refer to Note 13 to the Consolidated Financial Statements for a summary of financial results by segment.

I.V. Systems/Medical Products

Increases in pretax income of 18% in both 1998 and 1997 were due principally to acquisitions, introduction of the Colleague single-channel pump in 1997 and the triple-channel pump in 1998, improved sales mix, and leveraging of distribution, manufacturing and administrative costs. Partially offsetting these items were the effects of unfavorable currency fluctuations.

Blood Therapies

Pretax income increased 6% and 50% in 1998 and 1997, respectively. As discussed above, increased regulatory activity in the factor concentrates industry in 1998 unfavorably impacted the sales growth and gross profit margin in this segment. Partially offsetting the impact of this activity were decreased R&D spending and other synergies as management integrated Immuno, which was acquired in early 1997. Pretax profits are expected to increase in 1999 as supply constraints in the plasma-based products industry ease and as production of Recombinate increases as a result of the company's recent capacity expansion. The significant increase in pretax income in 1997 was primarily due to the acquisition of Immuno and the divestiture gains discussed above. Partially offsetting growth in both periods was reduced profitability in the blood-collection businesses due primarily to a less favorable mix of sales, pricing pressures due to competition, increased expenses relating to the introduction of a new platelet-collection product, and the above-mentioned regulatory activity, which has affected certain of the segment's customers.

Renal

Pretax income grew 3% and 2% in 1998 and 1997, respectively. Such growth is driven by growth in the base peritoneal dialysis and hemodialysis businesses, manufacturing efficiencies, and acquisitions, partially offset by increased investments in the RTS and RMS businesses and unfavorable currency fluctuations.

CardioVascular

The growth in pretax income was 7% in 1998 and flat in 1997. The profitability of this segment primarily reflects growth in the higher-margin tissue heart valve and valve-repair product lines, and the acquisition of RMI, offset by reduced profits in certain other product and service lines due to pricing and competitive pressures, and unfavorable currency fluctuations. Pretax income growth is higher in 1998 than 1997 primarily due to an improved mix of sales.

INCOME TAXES

Excluding the charges for in-process R&D, net litigation and exit and other reorganization costs, and a provision for U.S. taxes on previously unremitted foreign earnings which the company intends to utilize for the cash requirements for certain of the charges, the effective income tax rate for continuing operations was approximately 25%, 25% and 27% in 1998, 1997 and 1996, respectively. Management does not expect a significant change in the effective tax rate in 1999.

DISCONTINUED OPERATIONS

In September 1996, Baxter stockholders received all of the outstanding stock of Allegiance Corporation, its health-care cost management and distribution businesses, in a tax-free spin-off. Income and cash flow from discontinued operations in 1996 related to Allegiance Corporation.

EARNINGS PER SHARE

Excluding the divestiture gains and the charges for in-process R&D, net litigation and exit and other reorganization costs, as applicable in 1998 and 1997, earnings per diluted share in 1998 and 1997 would have been $2.49 and $2.21, respectively, and the 1998 and 1997 growth would have been 13% and 6%, respectively.

Management's Discussion & Analysis

Liquidity and Capital Resources

Management assesses the company's liquidity in terms of its overall ability to mobilize cash to support ongoing business levels and to fund its growth. Management uses an internal performance measure called operational cash flow that evaluates each operating business and geographic region on all aspects of cash flow under their direct control. Operational cash flow, as defined, reflects all litigation payments and related insurance recoveries except for those payments and recoveries relating to mammary implants, which the company never manufactured or sold. If all the company's net litigation payments were excluded from operational cash flow (including those relating to plasma-based therapies), the amount generated from continuing operations would be $501 million, $432 million and $587 million in 1998, 1997 and 1996, respectively. Operational cash flow in 1998 includes approximately $172 million in proceeds for the sale of certain receivables. The company expects to generate $500 million in operational cash flow in 1999.

Certain amounts on the Consolidated Balance Sheet, including accounts receivable and inventory, as well as total assets by segment, as summarized in Note 13 to the Consolidated Financial Statements, have increased due to the acquisitions discussed above. Also contributing to the increase in inventory are the regulatory and production issues in the Blood Therapies business which are affecting all companies in this industry. In addition, accounts receivable have increased due to higher sales volume outside the United States, which have longer collection periods. Notes and other current receivables decreased significantly due principally to collections from insurance companies related to the company's mammary implant and plasma-based therapies litigation.

The following table reconciles cash flow provided by continuing operations, as determined by generally accepted accounting principles, to operational cash flow:

Brackets denote cash outflows
years ended December 31 (in millions)              1998    1997    1996
------------------------------------------------------------------------
Cash flow provided by continuing operations       $ 991   $ 616   $ 700
Capital expenditures                               (596)   (496)   (398)
Net interest after tax                               96      97      62
Other                                                24      57     126
------------------------------------------------------------------------
Operational cash flow -- continuing operations      515     274     490
------------------------------------------------------------------------
Operational cash flow -- discontinued operations     --      --     192
------------------------------------------------------------------------
Total operational cash flow                       $ 515   $ 274   $ 682
------------------------------------------------------------------------

Capital expenditures are made at a sufficient level to support the strategic and operating needs of the businesses. Significant expenditures have included implementation of a new integrated operational system, construction and continuing expansion of facilities for the production of genetically engineered proteins, and construction of a new European distribution center in Belgium. Management expects to invest approximately $600 million in capital expenditures in 1999.

Approximately $140 million and $94 million of the net cash flows used for acquisitions and investments in affiliates in 1998 related to the acquisitions of Bieffe and Ohmeda, respectively, with the remainder primarily related to acquisitions of dialysis centers in international markets. Approximately $498 million and $48 million of the net cash flows used for acquisitions and investments in affiliates in 1997 related to the acquisitions of Immuno and Bieffe, respectively. Net cash flows used for acquisitions and investments in affiliates in 1996 related primarily to purchases of cardiovascular-services businesses and the acquisition of Clintec.

The company's net-debt-to-capital ratio was 48.4% and 46.9% at December 31, 1998 and 1997, respectively. Management expects the ratio to decline to the low-40-percent range over time as a result of ongoing operations. Refer to Note 5 to the Consolidated Financial Statements for further information regarding the company's credit facilities and long-term debt and lease obligations.

As authorized by the board of directors, the company repurchases its stock to optimize its capital structure depending upon its operational cash flows, net debt level and current market conditions. In November 1995, the board of directors authorized the repurchase of up to $500 million over a period of several years, of which $267 million has been repurchased to date. No repurchases have been made since 1996. Management intends to reduce the company's net-debt-to-capital ratio to the low-40-percent range, at which time it will consider repurchasing additional shares of Baxter common stock.

As of December 31, 1998, the company can issue up to $550 million in aggregate principal amount of additional senior unsecured debt securities under effective registration statements filed with the U.S. Securities and Exchange Commission. The company's debt ratings on senior debt are A3 by Moody's, A by Standard & Poor's and A- by Duff & Phelps. The company intends to fund its short-term and long-term obligations as they mature by issuing additional debt or through cash flow from operations. The company believes it has lines of credit adequate to support ongoing operational requirements. Beyond that, the company believes it has sufficient financial flexibility to attract long-term capital on acceptable terms as may be needed to support its growth objectives.

In February 1999, the board of directors declared a quarterly dividend on the company's common stock of 29.10 cents per share (annualized rate of $1.164 per share).The company presently anticipates that the dividend payout ratio will decrease over time in order to optimize the company's capital structure and become more consistent with the payout ratios of peer companies.

Euro Conversion

On January 1, 1999, 11 of the 15 countries that are members of the European Union introduced a new currency called the "Euro." The conversion rates between the Euro and the participating nations' currencies were fixed irrevocably as of January 1, 1999. Prior to full implementation of the new currency on January 1, 2002, there will be a transition period during which parties may use either the existing currencies or the Euro for financial transactions.

Action plans are currently being implemented which are expected to result in compliance with all laws and regulations relating to the Euro conversion. Such plans include the adaptation of information technology and other systems to accommodate Euro-denominated transactions as well as the requirements of the transition period. The company is also addressing the impact of the Euro on currency exchange-rate risk, taxation, contracts, competition and pricing. While it is not possible to accurately predict the impact the Euro will have on the company's business or on the economy in general, management currently does not anticipate that the Euro conversion will have a material adverse impact on the company's results of operations or financial condition.

Financial Instrument Market Risk

The company's business and financial results are affected by fluctuations in world financial markets, including currency exchange rates and interest rates. The company's hedging policy attempts to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs. In hedging its currency and interest rate risks, the company primarily utilizes forward contracts, options and swaps. Refer to Note 6 to the Consolidated Financial Statements for further information regarding these instruments. The company does not hold financial instruments for trading or speculative purposes.

CURRENCY RISK

The company is primarily exposed to currency exchange-rate risk with respect to its transactions and net assets denominated in Japanese Yen, U.K. Pound Sterling, Canadian Dollar, French Francs, German Marks, Austrian Schillings and Belgian Francs. As discussed above, the latter four currencies have been converted to the Euro effective January 1, 1999. During the transition period, contracts that hedge currency exchange-rate risk can be denominated in the participating nations' currencies or the Euro. Business activities in various currencies expose the company to the risk that the eventual net dollar cash flows resulting from transactions with foreign customers and suppliers denominated in foreign currencies may be adversely affected by changes in currency exchange rates. The company manages these risks utilizing various types of foreign exchange contracts. The company also enters into foreign exchange contracts to hedge anticipated, but not yet committed, sales expected to be denominated in foreign currencies.

Management's Discussion & Analysis

In addition, the company hedges certain of its net investments in international affiliates. Such contracts hedge the U.S. dollar value of foreign currency denominated net assets from the effects of volatility in currency exchange rates by creating debt denominated in the respective currencies of the underlying net assets. Any changes in the carrying value of these net investments that are a result of fluctuations in currency exchange rates are offset by changes in the carrying value of the foreign currency denominated debt that are a result of the same fluctuations in currency exchange rates.

As part of its risk-management process, the company uses a value-at-risk model related to its foreign currency financial instruments to measure a potential loss in earnings as a result of adverse movements in currency exchange rates. The company utilizes a Monte Carlo simulation, with a 95% confidence level, using implied volatilities and correlations (as of the measurement date) to estimate this potential earnings loss. The company's calculated value-at-risk
(VAR) as of fiscal year-end 1998 and 1997, assuming a one-year holding period, is $42 million and $15 million, respectively; these amounts exclude the potential effects of any changes in the value of the underlying transactions or balances. The VAR increased in 1998 primarily due to a larger portfolio of instruments as a result of an increase in the amount of underlying transactions and balances denominated in foreign currencies, a higher implied volatility with respect to the Japanese Yen, and a higher volume of sold call options. As part of the strategy to manage risk while minimizing hedging costs, the company utilizes sold call options in conjunction with purchased put options to create collars. Actual future gains or losses may differ from this calculated VAR based upon actual fluctuations in market rates, operating exposures and the timing thereof, and changes in the company's portfolio of derivatives during the measured period. In addition, the assumption within the VAR model is that changes in all currency exchange rates are adverse, which may not be the case. Any loss incurred on the financial instruments is expected to be offset by the effects of currency movements on the respective underlying hedged transactions and balances. However, since the company's risk-management program does not require the hedging of all exposures, there may be currency exchange-rate gains or losses in the future. The company's actual experience in 1998 was favorable as compared to the VAR calculated as of fiscal year-end 1997.

INTEREST RATE RISK

As part of its risk-management program, the company performs sensitivity analyses to assess potential gains and losses in earnings and changes in fair value relating to hypothetical movements in interest rates. A 60 basis-point increase in interest rates (approximately 10% of the company's weighted average interest rate) affecting the company's financial instruments, including debt obligations and related derivatives, and investments, would have an immaterial effect on the company's 1998 and 1997 pretax earnings and on the fair value of the company's fixed-rate financial instruments as of the end of such fiscal years.

As discussed in Note 6 to the Consolidated Financial Statements, the fair values of the company's long-term litigation liabilities and related insurance receivables were computed by discounting the expected cash flows based on currently available information. A 10% movement in the assumed discount rate would have an immaterial effect on the fair values of those assets and liabilities.

OTHER RISKS

With respect to the company's unconsolidated investments, based on current market information, management believes any reasonably possible near-term losses in earnings, cash flows and fair values would not be material.

Year 2000

The company has developed, and is implementing, a comprehensive program to address Year 2000 issues pertaining to both information technology (IT) and non-IT systems. The program is monitored by a steering committee comprised of senior management in key functional areas, which periodically reports on the program's status to the audit committee of the board of directors. The program consists of identification, compliance and post-implementation phases and considers the effect of the Year 2000 on the company's internal systems, customers, products and services, and manufacturing systems, as well as on its suppliers and other critical business partners. The current status of these areas of scope vary, with the compliance and post-implementation phases proceeding in parallel.

The company has been upgrading, replacing or modifying non-compliant internal systems. All major systems are expected to be Year 2000 compliant, based on a phased implementation plan, by the end of the third quarter of 1999. To date, the company has achieved all major milestones relating to this initiative.

Compliance checking of products has been completed and there are fewer than 20 products identified with Year 2000 issues. Product modifications and replacements are expected to be complete by mid-1999. The company has launched a Year 2000 website for its customers that includes a complete list of the company's electronic medical products, detailed and frequently updated information regarding Year 2000-affected products, and other information regarding the company's Year 2000 program.

The company is actively addressing systems in its manufacturing plants and other facilities. All remediation decisions for critical items were complete at the end of 1998 and implementation of required changes for all date-dependent items is expected to be completed by mid-1999. In addition, the company has initiated communications, which include solicitation of written responses to questionnaires and follow-up meetings, with critical suppliers and other business partners to determine the extent to which any Year 2000 issues affecting such third parties will affect the company. Such communications are ongoing and are expected to continue through the end of 1999, with action plans developed and implemented as necessary.

The total cost to upgrade or replace IT systems that would not have been Year 2000 ready is estimated to be approximately $135 million. This amount will be capitalized and amortized over the systems' estimated useful lives. Over half of this total has been expended to date, with the remainder to be substantially expended by the end of 1999. None of the company's systems are being upgraded or replaced solely to address Year 2000 issues, although in some cases the timing of the system upgrades and replacements is being accelerated.

Based upon the company's current estimates, and information available at this time, incremental out-of-pocket costs of the Year 2000 program, which are required to be expensed as incurred, have been and are expected to be immaterial to the company's financial results. A large part of the Year 2000 effort has been accomplished through the redeployment of existing resources. The cost of such redeployment or of internal management time has not been specifically quantified. However, no critical projects of the company have been deferred due to the Year 2000 program. Management does not believe there has been or will be a significant disruption to the company's business due to the Year 2000 remediation effort.

Management of the company believes that its program will be effective to resolve the Year 2000 issue in a timely manner. The company has, however, begun contingency planning to address any situations that may arise in which the readiness of the company's internal technology or that of third parties is not reasonably expected to be adequate, and where practical alternatives are available. There can be no assurance that the company's Year 2000 program or the programs of critical business partners will be successful. Any failure to adequately address the Year 2000 issue could significantly disrupt the company's operations and possibly lead to litigation against the company. The costs and expenses associated with any such failure or litigation, or with any disruptions in the economy in general as a result of the Year 2000, are not presently estimable, but could have a material adverse effect on the company's business and results of operations.

Legal Proceedings

See Note 12 to the Consolidated Financial Statements for a discussion of the company's legal contingencies and related insurance coverage with respect to cases and claims relating to the company's plasma-based therapies and mammary implants, as well as other matters. Upon resolution of any of these uncertainties, the company may incur charges in excess of presently established reserves. While such a future charge could have a material adverse effect on the company's net income or cash flows in the period in which it is recorded or paid, based on the advice of counsel, management believes that any outcome of these actions, individually or in the aggregate, will not have a material adverse effect on the company's consolidated financial position.

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

Management's Discussion & Analysis

Forward-Looking Information

The matters discussed in this section include forward-looking statements that involve risks and uncertainties, including, but not limited to, currency exchange rates, technological advances in the medical field, unforeseen information technology issues related to the company or third parties, economic conditions, demand and market acceptance risks for new and existing products, technologies and health-care services, the impact of competitive products and pricing, manufacturing capacity, new plant start-ups, global regulatory, trade and tax policies, continued price competition, product development risks, including technological difficulties, ability to enforce patents, unforeseen commercialization and regulatory factors, and other risks more completely reflected in the company's filings with the U.S. Securities and Exchange Commission. In particular, the company, as well as other companies in its industry, is experiencing increased regulatory activity by the U.S. Food and Drug Administration with respect to its plasma-based biologicals and its complaint-handling systems.

New Accounting and Disclosures Standards

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This Statement requires that all derivatives be recorded in the balance sheet as either assets or liabilities and be measured at fair value. If certain conditions are met, a derivative may be specifically designated as (i) a hedge of a recognized asset or liability or an unrecognized firm commitment, (ii) a hedge of the exposure to variable cash flows of a forecasted transaction, or (iii) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Management is in the process of evaluating this standard and has not yet determined the future impact on the company's consolidated financial statements.

In April 1998, the AICPA issued Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities," which is effective for fiscal years beginning after December 15, 1998. This SOP provides guidance on the financial reporting of start-up costs and organization costs and requires such costs, as defined, to be expensed as incurred. Initial application of the SOP is required to be reported as the cumulative effect of a change in accounting principle, as described in APB Opinion No. 20, "Accounting Changes." Management currently estimates that the after-tax cumulative effect adjustment that will be recognized upon adoption of the SOP will be between $30 million and $35 million. Excluding this initial effect of adopting the standard, management does not anticipate that the new SOP will have a material impact on future results of operations.

Management's Responsibility for Financial Reporting

The accompanying financial statements and other financial data have been prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States and include amounts that are based upon management's best estimates and judgments.

Management is responsible for establishing and maintaining a system of internal control over financial reporting and safeguarding assets against unauthorized acquisition, use or disposition. This system is designed to provide reasonable assurance as to the integrity and reliability of financial reporting and asset safeguarding. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived from them.

Management believes that the foundation of an appropriate system of internal control is a strong ethical company culture and climate.

The Corporate Responsibility Office, which reports to the Public Policy Committee of the board of directors, is responsible for developing and communicating appropriate business practices, policies and initiatives; maintaining independent channels of communication for providing guidance and reporting potential business practice violations; and monitoring compliance with the company's business practices, including annual compliance certifications by senior managers worldwide. Additionally, a professional staff of corporate auditors reviews the design of the related internal control system and the accounting policies and procedures supporting this system and compliance with them. The results of these reviews are reported at least annually to the Public Policy and/or Audit Committees of the board of directors.

PricewaterhouseCoopers LLP performs audits, in accordance with generally accepted auditing standards, which include a review of the system of internal controls and result in assurance that the financial statements are, in all material respects, fairly presented.

The board of directors, through its Audit Committee comprised solely of non-employee directors, is responsible for overseeing the integrity and reliability of the company's accounting and financial reporting practices and the effectiveness of its system of internal controls. PricewaterhouseCoopers LLP and the corporate auditors meet regularly with, and have access to, this committee, with and without management present, to discuss the results of the audit work.

/s/ Vernon R. Loucks Jr.    /s/ Harry M. Jansen Kraemer, Jr.         /s/ Brian P. Anderson
Vernon R. Loucks Jr.        Harry M. Jansen Kraemer, Jr.             Brian P. Anderson
Chairman of the Board       President and Chief Executive Officer    Senior Vice President and Chief Financial Officer

--------------------------------------------------------------------------------

Report of Independent Accountants


Board of Directors and Stockholders of Baxter International Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Baxter International Inc. (the company) and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chicago, Illinois
February 5, 1999

Consolidated Balance Sheets

as of December 31 (in millions, except share information)                                        1998            1997
----------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS               Cash and equivalents                                             $   709          $  465
                             Accounts receivable                                                1,588           1,372
                             Notes and other current receivables                                  329             367
                             Inventories                                                        1,324           1,208
                             Short-term deferred income taxes                                     467             253
                             Prepaid expenses                                                     234             205
                             -----------------------------------------------------------------------------------------
                             Total current assets                                               4,651           3,870
----------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET                                                              2,673           2,360
----------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                 Goodwill and other intangibles                                     1,817           1,622
                             Insurance receivables                                                378             409
                             Other                                                                566             446
                             -----------------------------------------------------------------------------------------
                             Total other assets                                                 2,761           2,477
                             -----------------------------------------------------------------------------------------
                             Total assets                                                     $10,085          $8,707
----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES          Notes payable to banks                                           $   156          $  102
                             Current maturities of long-term debt and lease obligations           115              42
                             Accounts payable and accrued liabilities                           2,181           1,963
                             Income taxes payable                                                 536             450
                             -----------------------------------------------------------------------------------------
                             Total current liabilities                                          2,988           2,557
----------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT AND LEASE OBLIGATIONS                                                            3,096           2,635
----------------------------------------------------------------------------------------------------------------------
LONG-TERM DEFERRED INCOME TAXES                                                                   505             316
----------------------------------------------------------------------------------------------------------------------
LONG-TERM LITIGATION LIABILITIES                                                                  246             210
----------------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                                                       411             370
----------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY         Common stock, $1 par value, authorized
                                    350,000,000 shares, issued 291,248,251 shares
                                    in 1998 and 287,701,247 shares in 1997                        291             288
                             Additional contributed capital                                     2,064           1,876
                             Retained earnings                                                    990           1,006
                             Common stock in treasury, at cost,
                                    4,919,141 shares in 1998 and 7,662,187 shares in 1997        (210)           (329)
                             Accumulated other comprehensive income                              (296)           (222)
                             -----------------------------------------------------------------------------------------
                             Total stockholders' equity                                         2,839           2,619
                             -----------------------------------------------------------------------------------------
                             Total liabilities and stockholders' equity                       $10,085          $8,707
======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Income

years ended December 31 (in millions, except per share data)                                 1998            1997            1996
---------------------------------------------------------------------------------------------------------------------------------
OPERATIONS                   Net sales                                                     $6,599          $6,138          $5,438
                             Costs and expenses
                                    Cost of goods sold                                      3,623           3,340           3,009
                                    Marketing and administrative expenses                   1,426           1,356           1,142
                                    Research and development expenses                         379             392             340
                                    In-process research and development                       116             352              --
                                    Exit and other reorganization costs                       131              --              --
                                    Net litigation charge                                     178              --              --
                                    Interest, net                                             161             163             103
                                    Goodwill amortization                                      52              45              36
                                    Other (income) expense                                    (16)            (33)             15
                             ----------------------------------------------------------------------------------------------------
                             Total costs and expenses                                       6,050           5,615           4,645
                             ----------------------------------------------------------------------------------------------------
                             Income from continuing operations before income taxes            549             523             793
                             Income tax expense                                               234             223             218
                             ----------------------------------------------------------------------------------------------------
                             Income from continuing operations                                315             300             575
                             ----------------------------------------------------------------------------------------------------
                             Discontinued operations                                           --              --              94
                             ----------------------------------------------------------------------------------------------------
                             Net income                                                    $  315          $  300          $  669
---------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA               Earnings per basic common share
                                    Continuing operations                                  $ 1.11          $ 1.08          $ 2.11
                                    Net income                                             $ 1.11          $ 1.08          $ 2.46
                             ----------------------------------------------------------------------------------------------------
                             Earnings per diluted common share
                                    Continuing operations                                  $ 1.09          $ 1.06          $ 2.07
                                    Net income                                             $ 1.09          $ 1.06          $ 2.41
                             ----------------------------------------------------------------------------------------------------
                             Weighted average number of common shares outstanding
                                    Basic                                                     284             278             272
                                    Diluted                                                   289             282             277
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

years ended December 31 (in millions) (brackets denote cash outflows)                      1998            1997            1996
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM              Income from continuing operations                           $  315         $   300         $   575
CONTINUING OPERATIONS        Adjustments
                                   Depreciation and amortization                            426             398             348
                                   Deferred income taxes                                    (56)             (1)             74
                                   Gain on asset dispositions                               (23)            (48)             (9)
                                   Acquired research and development                        116             352              --
                                   Net litigation charge                                    178              --              --
                                   Exit and other reorganization costs                      131              --              --
                                   Other                                                      7               9              17
                                   Changes in balance sheet items
                                         Accounts receivable                               (144)            (56)           (258)
                                         Inventories                                        (80)           (102)             59
                                         Accounts payable and accrued liabilities           188             106              85
                                         Net litigation payments                            (11)           (215)           (219)
                                         Restructuring program payments                     (17)            (19)            (37)
                                         Other                                              (39)           (108)             65
                             --------------------------------------------------------------------------------------------------
                             Cash flows from continuing operations                          991             616             700
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM DISCONTINUED OPERATIONS                                                      --              --              93
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM              Capital expenditures                                          (492)           (403)           (318)
INVESTING ACTIVITIES         Installed base of equipment leased
                                   to customers                                            (104)            (93)            (80)
                             Acquisitions (net of cash received)
                                   and investments in affiliates                           (331)           (622)           (294)
                             Divestitures and other asset dispositions                        3             (23)            (15)
                             --------------------------------------------------------------------------------------------------
                             Cash flows from investing activities                          (924)         (1,141)           (707)
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM              Issuances of debt and lease obligations                      1,143             855           1,855
FINANCING ACTIVITIES         Redemption of debt and lease obligations                      (598)           (465)         (1,674)
                             Change in debt with maturities of
                                   three months or less, net                               (159)             81             429
                             Common stock cash dividends                                   (331)           (316)           (320)
                             Stock issued under employee benefit plans                      118             110             193
                             Purchase of treasury stock                                      --              --            (267)
                             --------------------------------------------------------------------------------------------------
                             Cash flows from financing activities                           173             265             216
-------------------------------------------------------------------------------------------------------------------------------
EFFECT OF CURRENCY EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS                              4             (36)            (17)
-------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                                 244            (296)            285
-------------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                                   465             761             476
-------------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                      $  709         $   465         $   761
-------------------------------------------------------------------------------------------------------------------------------

Supplemental information
Interest paid, net of portion capitalized                                                $  210         $   155         $   215
Income taxes paid                                                                        $  145         $   174         $   114
-------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

                                                                                                                        Accumulated
                                                 Total             Additional                                                 Other
                                         Stockholders'   Common   Contributed   Retained   Treasury   Comprehensive   Comprehensive
years ended December 31 (in millions)           Equity    Stock       Capital   Earnings      Stock          Income    Income (Loss)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                   $ 3,704    $ 288       $ 1,837    $ 2,105     $ (550)                        $    24
----------------------------------------------------------------------------------------------------                  --------------
Comprehensive income--1996
   Net income                                      669                               669                    $   669
   Other comprehensive income (loss)
     Currency translation adjustments              (44)                                                         (44)            (44)
                                                                                                      --------------
       Comprehensive income                                                                                 $   625
                                                                                                      --------------
Common stock issued for acquisitions                 1                                            1
Common stock issued under
   employee-benefit plans                          193                    (12)                  205
Purchases of common stock                         (267)                                        (267)
Common stock cash dividends                       (320)                             (320)
Distribution of Allegiance Corporation
   common stock to stockholders                 (1,432)                           (1,432)
----------------------------------------------------------------------------------------------------                  --------------
BALANCE AT DECEMBER 31, 1996                     2,504      288         1,825      1,022       (611)                            (20)
----------------------------------------------------------------------------------------------------                  --------------
Comprehensive income--1997
   Net income                                      300                               300                    $   300
   Other comprehensive income (loss)
     Currency translation adjustments             (202)                                                        (202)           (202)
                                                                                                      --------------
       Comprehensive income                                                                                 $    98
                                                                                                      --------------
Common stock issued for acquisitions               223                     45                   178
Common stock issued under
   employee-benefit plans                          110                      6                   104
Common stock cash dividends                       (316)                             (316)
----------------------------------------------------------------------------------------------------                  --------------
BALANCE AT DECEMBER 31, 1997                     2,619      288         1,876      1,006       (329)                           (222)
----------------------------------------------------------------------------------------------------                  --------------
Comprehensive income--1998
   Net income                                      315                               315                    $   315
     Other comprehensive income (loss)
       Currency translation adjustments,
          net of tax benefit of $56                (75)                                                         (75)            (75)
       Unrealized net gain on marketable
          securities, net of tax of $1               1                                                            1               1
                                                                                                      --------------
          Comprehensive income                                                                              $   241
                                                                                                      --------------
Common stock issued for acquisitions               192        3           189
Common stock issued under
   employee-benefit plans                          118                     (1)                  119
Common stock cash dividends                       (331)                             (331)
----------------------------------------------------------------------------------------------------                  --------------
BALANCE AT DECEMBER 31, 1998                   $ 2,839    $ 291       $ 2,064    $   990     $ (210)                        $  (296)
----------------------------------------------------------------------------------------------------                  --------------

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

Basis of consolidation

The consolidated financial statements include the accounts of Baxter International Inc. and its majority-owned, controlled subsidiaries (Baxter or the company). Operations outside the United States and its territories are included in the consolidated financial statements on the basis of fiscal years ending November 30 in order to facilitate timely consolidation. This one-month reporting lag will be eliminated in 1999 for certain of these international operations and the results of operations of December 1998 for these entities, which would have previously been reported in results of fiscal 1999, will be recorded as an adjustment to retained earnings for fiscal 1999. The one-month reporting lag for the remainder of the international operations will be eliminated in 2000.

INVENTORIES


as of December 31 (in millions)                                    1998    1997
-------------------------------------------------------------------------------
Raw materials                                                    $  315  $  279
Work in process                                                     262     243
Finished products                                                   747     686
-------------------------------------------------------------------------------
Total inventories                                                $1,324  $1,208
===============================================================================

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value.

PROPERTY, PLANT AND EQUIPMENT

as of December 31 (in millions)                                 1998      1997
-------------------------------------------------------------------------------
Land                                                          $   120   $   106
Buildings and leasehold improvements                            1,091       994
Machinery and equipment                                         2,801     2,515
Equipment leased to customers                                     525       449
Construction in progress                                          452       343
-------------------------------------------------------------------------------
Total property, plant and equipment, at cost                    4,989     4,407
Accumulated depreciation and amortization                      (2,316)   (2,047)
-------------------------------------------------------------------------------
Net property, plant and equipment                             $ 2,673   $ 2,360
===============================================================================

Depreciation and amortization are principally calculated on the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from three to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes.

Depreciation expense was $304 million, $299 million and $258 million in 1998, 1997 and 1996, respectively. Repairs and maintenance expense was $103 million, $103 million and $93 million in 1998, 1997 and 1996, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS


as of December 31 (in millions)                                  1998     1997
-------------------------------------------------------------------------------
Goodwill                                                        $1,800   $1,571
Accumulated amortization                                          (431)    (379)
-------------------------------------------------------------------------------
Net goodwill                                                    $1,369   $1,192
-------------------------------------------------------------------------------
Other intangibles                                               $  872   $  804
Accumulated amortization                                          (424)    (374)
-------------------------------------------------------------------------------
Net other intangibles                                           $  448   $  430
===============================================================================

Intangible assets are amortized on a straight-line basis. Goodwill is amortized over estimated useful lives ranging from 15 to 40 years; other intangible assets, consisting of purchased patents, trademarks and other identified rights, are amortized over their legal or estimated useful lives, whichever is shorter (generally not exceeding 17 years). Based upon management's assessment of the future undiscounted operating cash flows of acquired businesses, the carrying value of goodwill at December 31, 1998, has not been impaired.

Earnings per share (EPS)

The numerator for both basic and diluted EPS is income from continuing operations or net income, as applicable. The denominator for basic EPS is the weighted-average number of common shares outstanding during the period. The following is a reconciliation of the shares (denominator) of the basic and diluted per-share computations:

years ended December 31 (in millions of shares)                1998  1997  1996
-------------------------------------------------------------------------------
Basic EPS                                                       284   278   272
-------------------------------------------------------------------------------
Effect of dilutive securities
  Employee stock options                                          5     4     4
  Employee stock subscriptions                                   --    --     1
-------------------------------------------------------------------------------
Diluted EPS                                                     289   282   277
===============================================================================

In 1996, basic and diluted EPS from discontinued operations (net of costs associated with effecting the business distribution) were $0.35 and $0.34, respectively.

Comprehensive income

The company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130) in 1998. This statement establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements, and requires restatement of prior year information. Comprehensive income encompasses all changes in stockholders' equity other than those arising from stockholders. The adoption of SFAS No. 130 did not affect the company's results of operations or financial position but did affect the presentation of information.

Segment information

The company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No.
131) in 1998. This statement establishes standards for the reporting of information about operating segments in annual and interim financial statements and requires restatement of prior year information. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker(s) in deciding how to allocate resources and in assessing performance. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position but did affect the disclosure of segment information, as presented in Note 13.

Start-up costs

Effective at the beginning of 1999, the company will adopt AICPA Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." This SOP requires that costs of start-up and organization activities previously capitalized be expensed and reported as a cumulative effect of a change in accounting principle, and requires that such costs subsequent to adoption be expensed as incurred. Management currently estimates that the after-tax cumulative effect adjustment that will be recognized upon adoption of the SOP in the first quarter of 1999 will be between $30 million and $35 million. Excluding the initial effect of adopting the standard, management does not anticipate that the new SOP will have a material impact on future results of operations.

Derivatives

Realized gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and ultimately are recognized in other income. Gains and losses and option premiums relating to qualifying hedges of firm commitments or anticipated transactions are deferred and recognized in income as offsets of gains and losses resulting from the underlying hedged transactions. Gains and losses relating to terminations of qualifying hedges are included in the carrying amounts and amortized over the remaining expected lives of the underlying assets or liabilities. In circumstances where the underlying assets or liabilities are sold or no longer exist, any remaining carrying value adjustments are recognized in other income or expense. Gains and losses on hedges of net investments are reported as foreign currency adjustments in stockholders' equity. The interest rate differential relating to interest rate swaps used to hedge debt obligations and net investments in foreign affiliates is reflected as an adjustment to interest expense over the lives of the swaps. Cash flows from derivatives are classified in the same category as the cash flows from the related investment, borrowing or foreign exchange activity.

Cash and equivalents

Cash and equivalents include cash, certificates of deposit and marketable securities with a maturity of three months or less.

Reclassifications

Certain reclassifications have been made to conform the 1997 and 1996 financial statements and footnotes to the 1998 presentation.

2    Discontinued Operations

On September 30, 1996, Baxter stockholders of record on September 26, 1996, received all of the outstanding stock of Allegiance Corporation (Allegiance), which was the company's health-care cost management and distribution business, in a tax-free spin-off. As of that date, Allegiance began operating as an independent publicly owned company. Through an issuance of new third-party debt, $1.15 billion of Baxter's existing debt was indirectly assumed by Allegiance upon spin-off. Approximately $1.4 billion of net assets were transferred to Allegiance upon spin-off. In 1996, the company recorded income from discontinued operations of $81 million, which was net of income tax expense of $14 million. In addition, the company recorded $13 million of income in 1996, which consisted of $36 million in benefit plan curtailment gains, net of costs of the distribution and income tax expense of $11 million.

3    Acquisitions and Divestitures

All acquisitions during the three years ended December 31, 1998, were accounted for under the purchase method. Results of operations of acquired companies are included in the company's results of operations as of the respective acquisition dates. The purchase price of each acquisition was allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. The excess of the purchase price over the fair values of the net tangible assets and liabilities acquired was allocated to goodwill and other intangible assets, and is being amortized on a straight-line basis over periods ranging from 14 to 40 years. As further discussed below, a portion of the purchase price for certain of the acquisitions was allocated to in-process research and development (IPR&D) which, under GAAP, was immediately expensed.

Notes to Consolidated Financial Statements

                                                          Intangible assets
                                     Purchase             -----------------
(in millions)                 Date      price    IPR&D    Goodwill    Other
---------------------------------------------------------------------------
                               May
Somatogen, Inc.               1998       $206     $116        $  2     $  3

                          December
Bieffe Medital S.p.A.         1997        188       --         124       15

                             March
Research Medical, Inc.        1997        239      132          38       40

Immuno                    December
International AG              1996        569      220          96      125

Clintec Nutrition          October
Company                       1996        111       --         199       --
---------------------------------------------------------------------------

Somatogen, Inc. (Somatogen) is a developer of recombinant hemoglobin-based technology, which was acquired for 3.5 million shares of common stock. Somatogen shareholders are entitled to a contingent deferred cash payment of up to $2.00 per Somatogen share, or approximately $42 million, based on a percentage of sales of future products through the year 2007. Bieffe Medital S.p.A. (Bieffe) is a manufacturer of dialysis and intravenous solutions and containers. Research Medical, Inc. (RMI) is a provider of specialized products used in open-heart surgery, which was acquired for 4.8 million shares of common stock. Immuno International AG (Immuno) is a manufacturer of biopharmaceutical products and services for transfusion medicine. Clintec Nutrition Company (Clintec) was a joint venture that was dissolved. The company funded its share of previously guaranteed joint venture debt and received the net assets of Clintec's parenteral-nutrition business for the company's 50% share of Clintec's enternal business and a $50 million net cash payment. Based on plans formulated at date of acquisition, approximately $23 million, $22 million, $85 million and $92 million of reserves were established with respect to the acquisitions of Bieffe, RMI, Immuno and Clintec, respectively, principally to rationalize headcount, consolidate redundant facilities and terminate certain contracts relating to the acquired companies. Approximately $3 million, $19 million, $34 million and $47 million of such reserves relating to Bieffe, RMI, Immuno and Clintec, respectively, are remaining at December 31, 1998, and management believes they are adequate to complete the actions contemplated by the plans. Actions executed to date and anticipated in the future are substantially consistent with original plans.

Had the 1998 and 1997 acquisitions taken place on January 1 of 1998 or 1997, net sales, net income and earnings per share would not have been materially different from the reported amounts. Had the acquisitions of Immuno, RMI and Clintec taken place on January 1 of 1996, the company's unaudited pro forma net sales in 1996 would have been approximately $6.2 billion. Unaudited pro forma net income, earnings per basic share and earnings per diluted share for the year ended December 31, 1996, would have been $701 million, $2.54 per share and $2.49 per share, respectively. This pro forma information, which excludes the IPR&D charges, is not necessarily indicative of what operating results would have been had the acquisitions occurred on the indicated dates, nor is it necessarily indicative of future operating results.

Amounts allocated to IPR&D were determined on the basis of independent appraisals using the income approach, which measures the value of an asset by the present value of its future economic benefits. Estimated cash flows were discounted to their present values at rates of return that incorporate the risk-free rate, the expected rate of inflation, and risks associated with the particular projects, including their stages of completion. Projected revenue and cost assumptions were determined based upon the company's historical experience and industry trends and averages. The following is a summary of the amounts allocated to IPR&D by significant project category (in millions):

                                          Somatogen     RMI    Immuno
---------------------------------------------------------------------
Oxygen-carrying therapeutics                   $116
Minimally invasive surgical procedures                 $ 76
Plasma-based therapies                                           $142
Vaccines                                                           78
Other                                                    56
---------------------------------------------------------------------
Total                                          $116    $132      $220
---------------------------------------------------------------------

Somatogen was a development-stage company focusing on recombinant hemoglobin-based technology. No revenue had ever been generated from commercial product sales. The development of oxygen-carrying therapeutics is a strategic priority to Baxter. At the time of the acquisition of Somatogen, Baxter was in final-stage (Phase III) clinical trials with its HemAssist(R) (DCLHb) product. Baxter acquired Somatogen to advance the development of new generations of recombinant oxygen-carrying technology-based products with enhanced attributes. Subsequent to the date of the acquisition, Baxter decided to end its HemAssist (DCLHb) program and focus on Somatogen's next-generation program. Material net cash inflows relating to Somatogen's IPR&D were forecasted in the valuation to begin in 2004. Estimated research and development costs to be incurred prior to 2004 total approximately $100 million. A discount rate of 22 percent was used in the valuation.

The IPR&D charges for RMI and Immuno included 18 and six separate projects, respectively. The status of development, stage of completion, assumptions, nature and timing of remaining efforts for completion, risks and uncertainties, and other key factors varied by individual project. Discount rates used for RMI projects ranged from 14 percent to 20 percent. For Immuno, discount rates of 18 percent and 35 percent were used for plasma-based therapies and vaccines, respectively. Material net cash inflows for the most significant projects were forecasted to commence between 1998 and 2000. The current status of these projects is substantially consistent with the assumptions used in the valuations. Assumed additional research and development expenditures prior to the various dates of product introductions totaled approximately $2 million and $77 million for RMI and Immuno, respectively.

The products under development are at various stages of development, and substantial further research and development, per-clinical testing and clinical trials will be required to determine their technical feasibility and commercial viability. There can be no assurance such efforts will be successful. Any delay in the development, introduction or marketing of the products under development could result either in such products being marketed at a time when their cost and performance characteristics would not be competitive in the marketplace or in a shortening of their commercial lives. If the products are not completed on time, the expected return on the company's investments could be significantly and unfavorably impacted.

In December 1997, the company and VIMRX Pharmaceuticals Inc. (VIMRX) formed a new cell-therapy company. The company transferred certain assets of its Immunotherapy division into the new company and holds a minority ownership position along with warrants to acquire an additional ownership interest in the future. VIMRX obtained a majority interest in the new company in exchange for 11 million shares of VIMRX common stock and convertible preferred shares with a nominal value of approximately $66 million. Baxter is restricted from selling the common stock or converting the convertible preferred stock for a period of time. The company recognized a pretax gain from the transaction of $32 million. The company and VIMRX loaned $30 million and $10 million, respectively, to the new company to provide initial operating funds.

4 Exit and Other Reorganization Costs

In September 1998, the company decided to end the clinical development of the Blood Therapies segment's first-generation oxygen-carrying therapeutic called HemAssist (DCLHb) and focus on the next-generation program. While the first-generation program was based on human hemoglobin, the next-generation program is based on genetically engineered hemoglobin molecules. The company also decided to exit certain non-strategic investments, primarily in Asia, and reorganize certain other activities, principally in the Blood Therapies and I.V. Systems/Medical Products segments. As a result of these decisions, the company recorded a $131 million pretax charge primarily for asset writedowns and employee severance, of which approximately $38 million relates to employee severance resulting from the elimination of approximately 400 positions worldwide. Approximately 170 positions have been eliminated to date. The majority of the asset writedowns relate to assets located in a manufacturing facility in Neuchatel, Switzerland, that were used solely in the development and manufacture of HemAssist (DCLHb), and have no alternative future use. In 1999, the company plans to begin modifications to this manufacturing facility, which was designed to manufacture a human hemoglobin product, to produce certain other biopharmaceutical products. Such alternate production is expected to commence at the Neuchatel facility in the next two to four years.

In September 1995, the company recorded a restructuring charge of $103 million primarily to eliminate excess plant capacity and reduce manufacturing costs. The charge primarily relates to the closure of a plant and warehouse in Puerto Rico and was comprised principally of asset writedowns and employee severance costs. Production and warehousing have been consolidated into other facilities. Approximately 1,200 positions have been eliminated. The original timetable for the program had been affected by delays in required governmental regulatory reviews relating to the transfer of equipment and production processes to other facilities in Puerto Rico and the United States.

With respect to the asset writedowns, the book values of the respective assets were written down to their estimated fair values based on management's expectations of the proceeds upon sale or other disposition, given current market conditions.

EXIT AND OTHER REORGANIZATION COSTS

                                             Divestitures
                               Employee-       and asset    Other
(in millions)                related costs    write-downs   costs   Total
--------------------------------------------------------------------------------
Reserves at
 December 31, 1995                    $ 74           $ 41    $ 32    $147
1996 utilization
 Cash                                  (26)            --     (27)    (53)
 Noncash                                --            (20)     --     (20)
 Reallocation of reserves              (18)             6      12      --
--------------------------------------------------------------------------------
1997 utilization
 Cash                                  (10)            --      (5)    (15)
 Noncash and adjustments                (3)           (10)     (2)    (15)
--------------------------------------------------------------------------------
1998 charge                             38             79      14     131
1998 utilization
 Cash                                  (21)            --     (10)    (31)
 Noncash and adjustments                --            (78)     --     (78)
--------------------------------------------------------------------------------
Reserves at
 December 31, 1998                    $ 34           $ 18    $ 14    $ 66
--------------------------------------------------------------------------------

Of the remaining reserves, approximately $26 million relates to the 1995 charge and approximately $40 million relates to the 1998 charge. Both of these programs are expected to be substantially completed in early 1999.

Notes to Consolidated Financial Statements



5  Long-Term Debt, Credit Facilities & Lease Obligations
   -----------------------------------------------------


                                             Effective
as of December 31 (in millions)            interest rate    1998     1997
--------------------------------------------------------------------------
Commercial paper                                     5.6%  $  800   $1,053
--------------------------------------------------------------------------
Short-term notes                                     2.5%     659      119
--------------------------------------------------------------------------
8.875% notes redeemable by
  company in 1998                                    8.9%      --       87
--------------------------------------------------------------------------
9.25% notes due 1999                                 9.9%      99       99
--------------------------------------------------------------------------
Zero coupon notes due 2000
  (unamortized original issue discounts
  of $24 and $36, respectively)                      9.3%     123      112
--------------------------------------------------------------------------
8.125% notes due 2001                                6.0%     158      160
--------------------------------------------------------------------------
7.625% notes due 2002                                7.4%     151      151
--------------------------------------------------------------------------
7.125% notes due 2007                                7.1%     251      252
--------------------------------------------------------------------------
7.25% notes due 2008                                 7.5%     198      198
--------------------------------------------------------------------------
9.5% notes due 2008                                  9.8%      75      100
--------------------------------------------------------------------------
7.65% debentures due 2027                            7.6%     202      202
--------------------------------------------------------------------------
6.625% debentures due 2028                           5.7%     249       --
--------------------------------------------------------------------------
Other                                                         246      144
--------------------------------------------------------------------------
Total long-term debt and
  lease obligations                                         3,211    2,677
Current portion                                              (115)     (42)
--------------------------------------------------------------------------
Long-term portion                                          $3,096   $2,635
==========================================================================

The company leases certain facilities and equipment under capital and operating leases expiring at various dates. Most of the operating leases contain renewal options. Rent expense under operating leases was $87 million, $86 million and $81 million in 1998, 1997 and 1996, respectively.


FUTURE MINIMUM LEASE PAYMENTS AND DEBT MATURITIES


                                                                 Aggregate debt
                                                                     maturities
as of and for the years ended December 31            Operating      and capital
(in millions)                                           leases           leases
------------------------------------------------------------------------------
1999                                                      $ 73         $   120
2000                                                        56             286
2001                                                        36             161
2002                                                        28             154
2003                                                        23           1,461/1/
Thereafter                                                  53           1,075
------------------------------------------------------------------------------
Total obligations and commitments                         $269           3,257
==============================================================
Amounts representing interest,
 discounts, premiums and deferred
 financing costs                                                           (46)
------------------------------------------------------------------------------
Present value of long-term debt and
 lease obligations                                                     $ 3,211
==============================================================================

1. Includes $1,459 million of commercial paper and short-term notes supported by long-term credit facilities expiring in 2003.


During 1997, Baxter maintained a $1.5 billion revolving credit facility, which was scheduled to expire in 2001. During 1998, the company renegotiated this facility by entering into two separate facilities and reducing the total to $1.2 billion. Of this total, $400 million will expire in 1999 and another $800 million facility will expire in 2003. The facilities enable the company to borrow funds on an unsecured basis at variable interest rates and contain various covenants, including a maximum debt-to-capital ratio and a minimum interest coverage ratio. There were no borrowings outstanding under these facilities at December 31, 1998 or 1997. At December 31, 1998 and 1997, commercial paper and short-term notes together totaling $800 million and $1,172 million, respectively, have been classified with long-term debt as they are supported by the long-term credit facilities, which management intends to continue to refinance.

During 1998, a wholly-owned subsidiary of the company entered into an $800 million revolving credit facility, which expires in 2003 and enables the subsidiary to borrow funds at variable interest rates. The agreement contains various covenants, including a minimum interest coverage ratio, a maximum debt-to-adjusted earnings ratio and a minimum adjusted net worth amount. There were $659 million in borrowings outstanding under this facility at December 31, 1998, which were used to replace commercial paper. These borrowings are secured and guaranteed by a pledge of the shares of the borrower and certain of its subsidiaries.

Baxter also maintains other short-term credit arrangements which totaled approximately $819 million at December 31, 1998. Approximately $94 million and $221 million of borrowings were outstanding under these facilities at December 31, 1998 and 1997, respectively.

6  Financial Instruments and Risk Management

Concentrations of credit risk

In the normal course of business, the company provides credit to customers in the health-care industry, performs credit evaluations of these customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts. The allowance for doubtful accounts was $41 million and $29 million at December 31, 1998 and 1997, respectively.

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

Interest rate risk management

Baxter uses forward contracts, options and interest rate swaps generally from one to three years in duration to manage the company's exposure to adverse movements in interest rates. The book values of debt at December 31, 1998 and 1997 reflect deferred hedge gains of $16 million and $19 million, respectively, offset by $2 million and $3 million of deferred hedge losses, respectively.

Foreign exchange risk management

The company principally hedges the following currencies: Japanese Yen, U.K. Pound Sterling, Canadian Dollar, Belgian Francs, French Francs, German Marks and Austrian Schillings. The company enters into various types of foreign exchange contracts to protect the company from the risk that the eventual net dollar cash flows resulting from transactions with foreign customers and suppliers may be adversely affected by changes in currency exchange rates. The company also enters into foreign exchange contracts, with terms generally less than two years, to hedge anticipated but not yet committed sales expected to be denominated in foreign currencies. Deferred hedging gains on such hedges totaled $3 million and $15 million at December 31, 1998 and 1997, respectively.

The company has entered into foreign exchange contracts, for up to 10 years, to hedge certain of its net investments in foreign affiliates. These contracts hedge the U.S. dollar value of foreign currency denominated net assets from the effects of volatility in currency exchange rates by creating debt denominated in the respective currencies of the underlying net assets. The market value of these contracts has decreased and the carrying amount of the foreign currency denominated debt has increased from 1997 to 1998 due to increased volatility and fluctuations in currency exchange rates. The increase in the debt balance is directly offset by an increase in the underlying net assets.


INTEREST RATE AND FOREIGN EXCHANGE CONTRACTS

as of December 31 (in millions)                                                   1998                                  1997
----------------------------------------------------------------------------------------------------------------------------
                                                                             Weighted-                             Weighted-
                                                                               average                               average
                                                     Notional     Market      interest     Notional     Market      interest
                                                      amounts      value          rate      amounts      value          rate
----------------------------------------------------------------------------------------------------------------------------
Interest rate contracts
Floating to fixed rate hedges                          $  400     $   (4)                    $  400        $(1)
   Average pay rate                                                               5.4%                                  5.4%
   Average receive rate                                                           5.6%                                  5.8%
Call option                                                --         --                         25          6
Floating to fixed rate (4.65%) hedge
   commencing 1999                                        200          1                         --         --

Foreign exchange contracts
Forwards and options primarily used
   to hedge anticipated sales                             797          3           n/a          397          8           n/a
Forwards and swaps used to hedge
   certain receivables and payables                       274         --           n/a          290          7           n/a
Forwards and swaps used to hedge
   net investments in foreign affiliates                2,647       (154)          n/a        1,546         10           n/a
----------------------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

FAIR VALUES OF FINANCIAL INSTRUMENTS

                                                                     Approximate
                                            Carrying amounts         fair values
                                            ----------------      ----------------
as of December 31 (in millions)               1998      1997        1998      1997
----------------------------------------------------------------------------------
Assets
     Long-term insurance and
       other receivables                    $  408    $  439      $  351    $  369
     Investments in affiliates                 120       180         116       192
Liabilities
     Notes payable to banks                    156       102         156       102
     Short-term borrowings
       classified as long term/2/            1,459     1,172       1,462     1,173
     Other long-term debt
       and lease obligations/1,2/            1,752     1,505       1,854     1,625
     Foreign exchange hedges --
       asset (liability)                      (113)       23        (151)       25
     Long-term litigation
       liabilities                             246       210         217       191
----------------------------------------------------------------------------------

1. Based on quoted market prices.
2. Interest rate hedge carrying amounts are included in corresponding debt balances.

Although the company's litigation remains unresolved by final orders or settlement agreements in some cases, the estimated fair values of insurance and other receivables and long-term litigation liabilities were computed by discounting the expected cash flows based on currently available information.

The carrying values of all other financial instruments approximate their fair values due to the short-term maturities of these assets and liabilities.


7  Accounts Payable and Accrued Liabilities

as of December 31 (in millions)                1998       1997
--------------------------------------------------------------
Accounts payable, principally trade          $  560     $  572
Employee compensation and withholdings          269        225
Litigation                                      476        400
Pension and other deferred benefits              20         38
Property, payroll and other taxes                95         74
Other                                           761        654
--------------------------------------------------------------
Accounts payable and accrued liabilities     $2,181     $1,963
--------------------------------------------------------------


8  Common Stock

Baxter has several stock-based compensation plans, which are described below. The company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plans. The compensation expense recognized for continuing operations for performance-based and restricted plans was $18 million, $13 million and $20 million in 1998, 1997 and 1996, respectively. Had compensation cost for all of the company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method of FASB Statement No. 123, "Accounting for Stock-Based Compensation," the company's income and earnings per share (EPS) would have been reduced to the pro forma amounts indicated below:

PRO FORMA INCOME AND EPS FROM CONTINUING OPERATIONS

years ended December 31
(in millions, except per share data)        1998      1997      1996
--------------------------------------------------------------------
Income from continuing operations
   As reported                             $ 315     $ 300     $ 575
   Pro forma                               $ 282     $ 266     $ 557
--------------------------------------------------------------------
EPS from continuing operations
   Basic, as reported                      $1.11     $1.08     $2.11
   Basic, pro forma                        $ .99     $ .96     $2.05
   Diluted, as reported                    $1.09     $1.06     $2.07
   Diluted, pro forma                      $ .98     $ .94     $2.01
--------------------------------------------------------------------

The pro forma amounts reflected above are not likely to be representative of the pro forma amounts in future years due to the FASB Statement No. 123 transition rules that require pro forma disclosures only for awards granted after 1994.

Pro forma income and EPS from discontinued operations were $66 million and $0.24, respectively, in 1996. All outstanding options were modified as a result of the spin-off of Allegiance. Equitable adjustments were made to the number of shares and exercise price for each option and employee stock subscription outstanding.

Pro forma compensation expense for stock options and employee-stock subscriptions was calculated using the Black-Scholes model.


Fixed stock option plans

Stock options have been granted at various dates. All grants have a 10-year initial term and most have an exercise price equal to 100% of market value on the date of grant. Vesting terms vary, with most outstanding options vesting ratably over three years, 100% in five years or 100% in three years. Some grants also vest on an accelerated basis upon the achievement of specified stock price levels.

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


FIXED STOCK OPTIONS OUTSTANDING

                                         Options outstanding                                        Options exercisable
------------------------------------------------------------------------------------------------------------------------------------
                                            Weighted-average
Range of               Outstanding                 remaining          Weighted-average        Exercisable           Weighted-average
exercise prices  December 31, 1998  contractual life (years)  exercise price per share  December 31, 1998   exercise price per share
------------------------------------------------------------------------------------------------------------------------------------
$14 - 26                 1,754,835                      4.44                   $24.09           1,754,835                     $24.09
 27 - 40                 2,809,893                      5.58                    34.13           2,809,893                      34.13
 41 - 51                 7,036,843                      8.19                    47.67                  --                         --
 52 - 84                 4,771,316                      7.95                    59.87                  --                         --
------------------------------------------------------------------------------------------------------------------------------------
$14 - 84                16,372,887                      7.27                   $46.37           4,564,728                     $30.27
------------------------------------------------------------------------------------------------------------------------------------


STOCK OPTION PLAN STATUS

as of and for the years ended December 31                    1998                             1997                         1996
-------------------------------------------------------------------------------------------------------------------------------
                                                         Weighted-                        Weighted-                    Weighted-
                                                          average                          average                      average
                                                         exercise                         exercise                     exercise
                                          Shares            price               Shares       price         Shares         price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year      13,882,347           $39.64           12,501,329      $34.89     14,651,835        $31.35
Granted                                4,805,535            59.83            4,208,302       47.59      3,538,300         48.12
Exercised                             (1,728,273)           28.69           (2,406,409)      29.04     (4,080,414)        27.88
Forfeited                               (586,722)           49.51             (420,875)      38.76     (2,404,225)        33.09
Equitable adjustment                          --               --                   --          --        795,833         29.98
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year            16,372,887           $46.37           13,882,347      $39.64     12,501,329        $34.89
-------------------------------------------------------------------------------------------------------------------------------
Options exercisable at end of year     4,564,728                             6,314,423      $29.84      4,542,496        $26.65
Weighted-average fair value of option
   granted during the year                                 $18.58                           $15.95                       $12.05
-------------------------------------------------------------------------------------------------------------------------------

Included in the tables above are certain premium-priced options, all of which are outstanding at year-end 1998. During 1998, approximately 450,000 stock options were granted with a weighted average exercise price of $76.78 (which was higher than the market price of the stock on the grant date) and a weighted-average fair value of $12.70. During 1996, approximately 2.4 million stock options were granted with an exercise price of $51 (which was higher than the market price of the stock on grant date) and a weighted-average fair value of $11.01.

Pro forma compensation expense was calculated with the following weighted-average assumptions for grants in 1998, 1997, and 1996, respectively: dividend yield of 1.5%, 2.1% and 2.7%; expected life of six, seven and eight years; expected volatility of 29%, 28% and 25%; and risk-free interest rates of 5.3%, 6.2% and 6.6%.

Stock options have also been granted to The Baxter Allegiance Foundation (a philanthropic organization) as follows: an option to purchase 1,124,478 shares of common stock at $31.45 per share was granted on April 22, 1991, and expires in 2001; and an option to purchase 1,074,000 shares of common stock at $31.42 per share was granted on December 2, 1992, and expires in 2002. Options to purchase 878,253 and 1,074,000 shares of common stock are outstanding under the 1991 and 1992 grants, respectively.

Employee stock purchase plans

The company has employee stock purchase plans whereby it is authorized, as of December 31, 1998, to issue up to 12 million shares of common stock to its employees, nearly all of whom are eligible to participate. The purchase price is the lower of 85% of the closing market price on the date of subscription or 85% of the closing market price as defined by the plans. The total subscription amount for each participant cannot exceed 25% of current annual pay. Under the plans, the company sold 810,855, 760,490 and 1,121,907 shares to employees in 1998, 1997 and 1996, respectively. Pro forma compensation expense was estimated with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: dividend yield of 1.5%, 2.1% and 2.7%; expected life of one year for all periods; expected volatility of 33%, 33% and 26%, and risk-free interest rates of 4.4%, 5.7% and 5.7%. The weighted-average fair value of those purchase rights granted in 1998, 1997 and 1996 was $15.16, $13.27 and $10.93,
respectively.

Notes to Consolidated Financial Statements

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

At December 31, 1998, 240,510 shares were subject to restrictions, which lapse between 1999 and 2002, and 1,036,419 shares were subject to restrictions that lapse upon achievement of future performance objectives and related vesting periods. During 1998, 1997 and 1996, 242,740, 24,930 and 720,043 shares, respectively, of restricted stock and performance shares were granted at weighted-average grant-date fair values of $58.74, $51.29 and $41.89 per share, respectively.

Other

In connection with a voluntary Shared Investment Plan implemented during 1994, members of Baxter's senior-management team purchased shares of the company's common stock. Baxter managers used personal full-recourse loans to purchase the stock at the June 15, 1994, closing price. Baxter has agreed to guarantee repayment to the banks in the event of default by a participant. The participant loan amount outstanding at December 31, 1998, is $56 million.

Approximately 100 million shares of no par value preferred stock are authorized for issuance in series with varying terms as determined by the board of directors.

During 1989, common stockholders received a dividend of one preferred stock purchase right (collectively, the "Rights") for each share of common stock. Each Right, under specified circumstances, entitles the owner to purchase one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $70. The Rights become exercisable at a price of $140 and at a specified time after (1) a person or group acquires 20% or more of the company's common stock or (2) a tender or exchange offer for 20% or more of the company's common stock. The Rights expire on March 20, 1999, unless earlier redeemed by the company under certain circumstances at a price of $0.01 per Right. In 1998, the board of directors approved the distribution of new rights (the "New Rights") to take effect upon the expiration of the Rights. The New Rights will be issued on substantially the same terms as the Rights, except the triggers for exercisability will each be 15%, the exercise price will be $275 and the New Rights will expire on March 23, 2009.

9  Retirement and Other Benefit Programs

The company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for its employees.

RECONCILIATION OF PLANS' BENEFIT OBLIGATIONS, ASSETS AND FUNDED STATUS

as of and for the years                        Pension                Other
ended December 31                             benefits             benefits
                                   -------------------   ------------------
(in millions)                         1998        1997    1998         1997
Reconciliation of
 benefit obligation
Beginning of year                   $1,301      $1,140    $ 202       $ 213
Service cost                            41          36        3           3
Interest cost                           96          90       14          14
Participant contributions                2           1        3           3
Actuarial (gain) loss                   59          84      (12)        (21)
Acquisitions                            --          28       --          --
Benefit payments                       (72)        (68)     (10)        (10)
Currency exchange-rate changes
 and other                              (4)        (10)      --          --
---------------------------------------------------------------------------
End of year                          1,423       1,301      200         202
---------------------------------------------------------------------------
Reconciliation of
 fair value of plan assets
Beginning of year                    1,305       1,190       --          --
Actual return on plan assets           180         177       --          --
Employer contributions                  53          12        7           7
Participant contributions                2           1        3           3
Benefit payments                       (72)        (68)     (10)        (10)
Currency exchange-rate changes
 and other                               1          (7)      --          --
---------------------------------------------------------------------------
End of year                          1,469       1,305       --          --
---------------------------------------------------------------------------
Funded status
Funded status at December 31            46           4     (200)       (202)
Unrecognized
 transition obligation                  18          22
Unrecognized net gains                 (66)        (55)     (75)        (70)
Unrecognized
 prior-service cost                      1           2       --          --
---------------------------------------------------------------------------
Net amount recognized               $   (1)     $  (27)   $(275)      $(272)
---------------------------------------------------------------------------
Prepaid benefit cost                $  119      $   87   $   --   $      --
Accrued benefit liability             (120)       (114)    (275)       (272)
---------------------------------------------------------------------------
Net amount recognized               $   (1)     $  (27)   $(275)      $(272)
---------------------------------------------------------------------------


The accumulated benefit obligation is in excess of plan assets for certain of the company's pension plans. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for these plans was $146 million, $123 million and $18 million, respectively, at December 31, 1998, and $132 million, $110 million and $15 million, respectively, at December 31, 1997.

NET PERIODIC BENEFIT COST

                                                               Pension                   Other
                                                              benefits                benefits
                                               -----------------------   ----------------------
years ended December 31 (in millions)           1998     1997     1996    1998    1997    1996
-----------------------------------------------------------------------------------------------
Service cost                                   $  41    $  36    $  42    $  3    $  3    $  5
Interest cost                                     96       90       76      14      14      15
Expected return on plan assets                  (117)    (109)     (83)     --      --      --
Amortization of prior service cost                 1        2        1
Amortization of transition obligation              6        6        7
Recognized actuarial (gain) loss                  --       --        4      (6)     (6)     (2)
-----------------------------------------------------------------------------------------------
Net periodic benefit cost                      $  27    $  25    $  47    $ 11    $ 11    $ 18
-----------------------------------------------------------------------------------------------

ASSUMPTIONS USED IN DETERMINING BENEFIT OBLIGATIONS

                                            Pension            Other
                                                  %         benefits
                                     --------------     -------------
                                      1998     1997     1998    1997
---------------------------------------------------------------------
Discount rate
 U.S. and Puerto Rico plans           7.25%     7.5%    7.25%    7.5%
 International plans (average)         5.4%     6.0%     n/a     n/a
Expected return on plan assets
 U.S. and Puerto Rico plans           10.5%    10.5%     n/a     n/a
 International plans (average)         7.0%     7.5%     n/a     n/a
Rate of compensation increase
 U.S. and Puerto Rico plans            4.5%     4.5%     n/a     n/a
 International plans (average)         4.2%     4.5%     n/a     n/a
Annual rate of increase in the
 per-capita cost                       n/a      n/a      8.0%    9.0%
 Rate decreased to                     n/a      n/a      5.0%    5.0%
  By the year ended                    n/a      n/a     2002    2002
---------------------------------------------------------------------

EFFECT OF A ONE PERCENT CHANGE IN ASSUMED HEALTH-CARE COST TREND RATE

                                      One percent         One percent
                                         increase            decrease
                                   --------------     ---------------
(in millions)                      1998      1997      1998      1997
---------------------------------------------------------------------
Effect on total of service and
 interest cost components           $ 3       $ 3       $ 2       $ 2
Effect on postretirement
 benefit obligation                  28        27        22        24
---------------------------------------------------------------------

Most U.S. employees are eligible to participate in a qualified defined contribution plan. Company matching contributions were $17 million, $14 million and $14 million in 1998, 1997 and 1996, respectively.


10  Interest and Other (Income) Expense

INTEREST EXPENSE


years ended December 31 (in millions)       1998      1997      1996
---------------------------------------------------------------------
Interest, net
 Interest costs                            $ 198     $ 206     $ 219
 Interest costs capitalized                   (5)       (8)       (5)
---------------------------------------------------------------------
 Interest expense                            193       198       214
 Interest income                             (32)      (35)      (44)
---------------------------------------------------------------------
Total interest, net                        $ 161     $ 163     $ 170
---------------------------------------------------------------------
Less interest allocated to
 discontinued operations/1/                   --        --       (67)
---------------------------------------------------------------------
Interest allocated to
 continuing operations/1/                  $ 161     $ 163     $ 103
---------------------------------------------------------------------

1. Allocation of interest to continuing and discontinued operations was based on relative net assets of these operations.

OTHER (INCOME) EXPENSE


years ended December 31 (in millions)       1998      1997      1996
---------------------------------------------------------------------
Equity in (income) losses of affiliates    $   3     $  (2)    $  13
Asset dispositions, net                      (23)      (48)       (9)
Foreign exchange                               1       (22)        1
Other                                          3        39        10
---------------------------------------------------------------------
Total (income) expense                     $ (16)    $ (33)    $  15
---------------------------------------------------------------------


11  Income Taxes

U.S. federal income tax returns filed by Baxter International Inc. through December 31, 1990, have been examined and closed by the Internal Revenue Service. The company has ongoing audits in U.S. and international jurisdictions. In the opinion of management, the company has made adequate provisions for tax expenses for all years subject to examination.

Notes to Consolidated Financial Statements


INCOME BEFORE TAX EXPENSE BY CATEGORY

years ended December 31 (in millions)      1998     1997     1996
------------------------------------------------------------------
U.S.                                       $ 108    $  92    $ 188
International                                441      431      605
------------------------------------------------------------------
Income from continuing operations
 before income tax expense                 $ 549    $ 523    $ 793
------------------------------------------------------------------

Income tax expense (benefit) related to continuing operations by category and by income statement classification is as follows:


INCOME TAX EXPENSE

years ended December 31 (in millions)      1998     1997     1996
------------------------------------------------------------------
Current
 U.S.
   Federal                                 $ 123    $  98    $ (16)
   State and local                            11       (6)      12
 International                               156      132      148
------------------------------------------------------------------
Current income tax expense                   290      224      144
------------------------------------------------------------------
Deferred
 U.S.
   Federal                                    (4)     (50)      40
   State and local                             5       23       22
 International                               (57)      26       12
------------------------------------------------------------------
Deferred income tax expense (benefit)        (56)      (1)      74
------------------------------------------------------------------
Income tax expense                         $ 234    $ 223    $ 218
------------------------------------------------------------------

The income tax for continuing operations was calculated as if Baxter were a stand-alone entity (without income from discontinued operations).

DEFERRED TAX ASSETS AND LIABILITIES

years ended December 31 (in millions)      1998     1997     1996
------------------------------------------------------------------
Deferred tax assets
 Accrued expenses                          $ 363    $ 271    $ 381
 Accrued postretirement benefits             103      103       97
 Merger and restructuring costs                -       19       29
 Alternative minimum tax credit              164      114       90
 Tax credits and net operating losses        179      136       27
 Valuation allowances                        (34)     (45)     (36)
------------------------------------------------------------------
   Total deferred tax assets                 775      598      588
------------------------------------------------------------------
Deferred tax liabilities
 Asset basis differences                     516      555      520
 Subsidiaries' unremitted earnings           188       91       80
 Other                                        14        5       25
------------------------------------------------------------------
   Total deferred tax liabilities            718      651      625
------------------------------------------------------------------
Net deferred tax asset (liability)         $  57    $ (53)   $ (37)
------------------------------------------------------------------


There are $10 million and $45 million of loss carryforwards which expire in 2012 and 2013, respectively. There are $23 million, $12 million and $15 million of foreign tax credit carryforwards which expire in 2001, 2002 and 2003, respectively.

INCOME TAX EXPENSE

Income tax expense applicable to income from continuing operations differs from income tax expense calculated by using the U.S. federal income tax rate for the following reasons:

years ended December 31 (in millions)      1998     1997     1996
------------------------------------------------------------------
Income tax expense at statutory rate       $ 192    $ 183    $ 278
Tax-exempt operations                       (132)    (130)    (130)
Nondeductible goodwill                        13       12       10
State and local taxes                         (2)      (5)       3
Repatriation of foreign earnings              87        -       17
Foreign tax expense                           41       40       33
IPR&D expense                                 41      123        -
Other factors                                 (6)       -        7
------------------------------------------------------------------
Income tax expense                         $ 234    $ 223    $ 218
------------------------------------------------------------------

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

U.S. federal income taxes, net of available foreign tax credits, on unremitted earnings deemed permanently reinvested would be approximately $291 million as of December 31, 1998.


12  Legal Proceedings

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

Upon resolution of any pending legal matters, Baxter may incur charges in excess of presently established reserves. While such a future charge could have a material adverse impact on the company's net income and net cash flows in the period in which it is recorded or paid, management believes that no such charge would have a material adverse effect on Baxter's consolidated financial position.

Following is a summary of certain legal matters pending against the company. For a more extensive description of such matters and other lawsuits, claims and proceedings against the company, see Baxter's Annual Report on Form 10-K for the year ended December 31, 1998.

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

A class action on behalf of all women with silicone mammary implants was filed in March 1994. The class action was certified for settlement purposes only by the federal court in which it was filed in September 1994, and the settlement terms were subsequently revised and approved in December 1995. The monetary provisions of the settlement provide compensation for all present and future plaintiffs and claimants through a series of specific funds and a disease-compensation program involving certain specified medical conditions. All appeals directly challenging the settlement have been dismissed. In January 1996, Baxter, Bristol-Myers Squibb Company and Minnesota Mining and Manufacturing Company each paid $125 million into the court-established fund as an initial fund to pay claims under the settlement. In addition to the class action, there are a large number of individual suits currently pending against the company, primarily consisting of plaintiffs who have opted out of the class action.

In 1993, Baxter accrued $556 million for its estimated liability resulting from the settlement of the mammary related class action and recorded a receivable for estimated insurance recoveries totaling $426 million, resulting in a net charge of $130 million. In 1995, based on a continuing evaluation of this litigation, the company accrued an additional $298 million for its estimated liability to litigate or settle cases and claims involving opt-outs and recorded an additional receivable for estimated insurance recoveries totaling $258 million, resulting in an additional net charge of $40 million. In the third quarter of 1998, the company accrued an additional $250 million for its estimated liability resulting from the class action settlement and remaining opt-out cases and claims, and recorded a receivable for related estimated insurance recoveries of $121 million, resulting in an additional net charge of $129 million.

In December 1998, a panel of independent medical experts appointed by a federal judge announced their findings that reported medical studies contained no clear evidence of a connection between silicone mammary implants and traditional or atypical systemic diseases. It is not yet clear what effect this report will have on the mammary implant litigation described above.

The mammary implant litigation includes issues related to which of Baxter's insurers are responsible for covering each matter and the extent of the company's claims for contribution against third parties. Baxter believes that a substantial portion of its liability and defense costs for mammary implant litigation will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency.

Plasma-based therapies litigation

Baxter currently is a defendant in a number of claims and lawsuits brought by individuals who have hemophilia, all seeking damages for injuries allegedly caused by antihemophilic factor concentrates VIII or IX derived from human blood plasma (factor concentrates) processed by the company from the late 1970s to the mid-1980s. The typical case or claim alleges that the individual was infected with the HIV virus by factor concentrates, which contained the HIV virus. None of these cases involves factor concentrates currently processed by the company.

In addition, Immuno has unsettled claims for damages for injuries allegedly caused by its plasma-based therapies. A portion of the liability and defense costs related to these claims will be covered by insurance, subject to exclusions, conditions, policy limits and other factors. In addition, pursuant to the stock purchase agreement between the company and Immuno, approximately 84 million Swiss Francs (or approximately $61 million) of the purchase price was withheld to cover these contingent liabilities. Based on management's estimates, the company has recorded a liability and a related insurance receivable with regard to certain of the matters above.

Baxter also is currently a defendant in a number of claims and lawsuits brought by individuals who infused the company's Gammagard(R) IVIG (intravenous immunoglobulin), all of whom are seeking damages for Hepatitis C infections allegedly caused by infusing Gammagard(R) IVIG.

Baxter believes that a substantial portion of the liability and defense costs related to its plasma-based therapies litigation will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency.

Notes to Consolidated Financial Statements

In 1993, the company accrued $131 million for its estimated worldwide liability for litigation and settlement expenses involving factor concentrates cases and recorded a receivable for insurance coverage of $83 million, resulting in a net charge of $48 million. In 1995, significant developments occurred, primarily in the United States, Europe and Japan relative to claims and litigation pertaining to Baxter's plasma-based therapies. The company revised its estimated exposure from the $131 million previously recorded for factor concentrates litigation to $378 million for all litigation relating to plasma-based therapies, including the factor concentrates litigation and the Gammagard(R) IVIG litigation. Related estimated insurance recoveries were revised from $83 million for factor concentrates to $274 million for all plasma-based therapies. This resulted in a net charge of $56 million in 1995.

The company further revised its estimate of liabilities and insurance recoveries in the third quarter of 1998, and accrued an additional $180 million for its estimated liability for plasma-based therapies litigation and other litigation and recorded a receivable for related estimated insurance recoveries of $131 million, for a net charge of $49 million.

Other litigation
As of September 30, 1996, Allegiance assumed the defense of litigation involving claims related to Allegiance's businesses, including certain claims of alleged personal injuries as a result of exposure to natural rubber latex gloves. Allegiance has not been named in most of this litigation but will be defending and indemnifying Baxter pursuant to certain contractual obligations for all expenses and potential liabilities associated with claims pertaining to latex gloves.

In addition to the cases discussed above, Baxter is a defendant in a number of other claims, investigations and lawsuits, including certain environmental proceedings. Based on the advice of counsel, management does not believe that, individually or in the aggregate, these other claims, investigations and lawsuits will have a material adverse effect on the company's results of operations, cash flows or consolidated financial position.

13 SEGMENT INFORMATION

Baxter is a global leader in providing critical therapies for life-threatening conditions. The company operates in four segments, each of which are strategic businesses that are managed separately because each business develops, manufactures and sells distinct products and services. The segments and a description of their businesses are as follows: I.V. Systems/Medical Products, technologies and systems to provide intravenous fluid and drug delivery; Blood Therapies, biopharmaceutical and blood-collection and separation products and technologies; Renal, products and services to treat end-stage kidney disease; and CardioVascular, products and services to treat late-stage heart disease and vascular disorders. The company's products and services are used in more than 100 countries, with the principal markets being the United States, Europe, Japan and Latin America. The four segments' principal products include intravenous solutions and infusion pumps; blood-clotting therapies, vaccines, and machines for collecting, separating and storing blood; dialysis equipment, solutions and supplies; and prosthetic heart valves and cardiac catheters, respectively.

Management utilizes more than one measurement and multiple views of data to measure segment performance and to allocate resources to the segments. However, the dominant measurements are consistent with the company's consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments and allocates resources to them primarily based on pretax income along with cash flows and overall economic returns. Intersegment sales are generally accounted for at amounts comparable to sales to unaffiliated customers, and are eliminated in consolidation. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in
Note 1.

Certain items are maintained at the company's corporate headquarters (Corporate) and are not allocated to the segments. They primarily include most of the company's debt and cash and equivalents and related net interest expense, corporate headquarters costs, certain non-strategic investments and nonrecurring gains and losses, deferred income taxes, certain portions of goodwill, certain foreign currency fluctuations, hedging activities, and certain litigation liabilities and related insurance receivables.


                                      I.V. Systems/
as of and for the years                     Medical      Blood             Cardio-
ended December 31 (in millions)            Products  Therapies     Renal  Vascular    Other     Total
-----------------------------------------------------------------------------------------------------
1998
Net sales                                    $2,314     $1,861    $1,530      $894        -   $ 6,599
Depreciation and amortization                   137        101        81        64   $   43       426
Pretax income                                   388        396       349       164     (748)      549
Assets                                        2,285      2,642     1,360       836    2,962    10,085
Expenditures for long-lived assets              146        212       129        49       60       596
-----------------------------------------------------------------------------------------------------
1997
Net sales                                    $2,110     $1,765    $1,384      $879        -   $ 6,138
Depreciation and amortization                   128         98        67        65   $   40       398
Pretax income                                   329        375       339       153     (673)      523
Assets                                        1,937      2,305     1,055       856    2,554     8,707
Expenditures for long-lived assets              135        191       100        52       18       496
-----------------------------------------------------------------------------------------------------
1996
Net sales                                    $1,956     $1,284    $1,343      $855        -   $ 5,438
Depreciation and amortization                   118         49        65        63   $   53       348
Pretax income                                   280        250       332       153     (222)      793
Assets                                        1,794      1,103       987       776    2,936     7,596
Expenditures for long-lived assets              130         92       106        49       21       398
-----------------------------------------------------------------------------------------------------


Included in 1997 pretax income for the Blood Therapies segment is a $17 million gain relating to the disposal of a non-strategic investment, and a $32 million gain relating to the divestiture of certain assets of the Immunotherapy division.

as of and for the years
ended December 31 (in millions)               1998     1997     1996
--------------------------------------------------------------------
Pretax income
Total pretax income from segments          $ 1,297   $1,196   $1,015
Unallocated amounts
 In-process research and
   development charges                        (116)    (352)       -
 Charge for exit and other
   reorganization costs                       (131)       -        -
 Net litigation charge                        (178)       -        -
 Interest expense, net                        (161)    (163)    (103)
 Certain currency exchange
   rate activity                              (119)     (48)     (27)
 Gain on disposal of investment                 20        -        -
 Other Corporate items                         (63)    (110)     (92)
--------------------------------------------------------------------
Consolidated income before income taxes    $   549   $  523   $  793
--------------------------------------------------------------------
Assets
Total segment assets                       $ 7,123   $6,153   $4,660
Unallocated assets
 Cash and equivalents                          709      465      761
 Deferred income taxes                         596      290      233
 Insurance receivables                         639      735      872
 Certain portions of goodwill                  635      659      682
 Other Corporate assets                        383      405      388
--------------------------------------------------------------------
Consolidated total assets                  $10,085   $8,707   $7,596
--------------------------------------------------------------------

With respect to depreciation and amortization, and expenditures for long-lived assets, the difference between the segment totals and the consolidated totals relates to assets maintained at Corporate.

GEOGRAPHIC INFORMATION
The following geographic area data include net sales based on product shipment destination and long-lived assets based on physical location.

as of and for the years
ended December 31 (in millions)              1998     1997     1996
-------------------------------------------------------------------
Net sales
United States                              $3,145   $2,887   $2,665
Japan                                         543      570      602
Other countries                             2,911    2,681    2,171
-------------------------------------------------------------------
Consolidated totals                        $6,599   $6,138   $5,438
-------------------------------------------------------------------
Long-lived assets
United States                              $1,448   $1,267   $1,170
Other countries                             1,225    1,093      673
-------------------------------------------------------------------
Consolidated totals                        $2,673   $2,360   $1,843
-------------------------------------------------------------------

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
14. Quarterly Financial Results and Market for the Company's Stock (Unaudited)
--------------------------------------------------------------------------------


years ended December 31                       First     Second     Third    Fourth     Total
(in millions, except per share data)        quarter    quarter   quarter   quarter      year
--------------------------------------------------------------------------------------------
1998
Net sales                                  $  1,468   $  1,646   $ 1,649   $ 1,836   $ 6,599
Gross profit                                    662        763       733       818     2,976
Income from continuing operations/1, 2/         164         63      (124)      212       315
Net income/1, 2/                                164         63      (124)      212       315
Per common share
 Income from continuing operations/1, 2/
   Basic                                        .59        .22     (0.43)      .74      1.11
   Diluted                                      .58        .22     (0.43)      .73      1.09
 Net income/1, 2/
   Basic                                        .59        .22     (0.43)      .74      1.11
   Diluted                                      .58        .22     (0.43)      .73      1.09
 Dividends                                    .2910      .2910     .2910     .2910     1.164
 Market price
   High                                     62.4375    59.5625     63.50     66.00     66.00
   Low                                        48.50      51.50    52.375    56.375     48.50
--------------------------------------------------------------------------------------------
1997
Net sales                                  $  1,443   $  1,569   $ 1,494   $ 1,632   $ 6,138
Gross profit                                    661        714       669       754     2,798
Income from continuing operations/3, 4/        (203)       162       159       182       300
Net income/3, 4/                               (203)       162       159       182       300
Per common share
 Income from continuing operations/3, 4/
   Basic                                       (.74)       .58       .57       .65      1.08
   Diluted                                     (.74)       .57       .56       .64      1.06
 Net income/3, 4/
   Basic                                       (.74)       .58       .57       .65      1.08
   Diluted                                     (.74)       .57       .56       .64      1.06
 Dividends                                    .2825      .2825     .2825     .2910     1.139
 Market price
   High                                       49.75     56.125     60.25    57.125     60.25
   Low                                       39.875     41.563    51.375    43.625    39.875
--------------------------------------------------------------------------------------------

1. The second quarter includes a $116 million charge for in-process research and development relating to the acquisition of Somatogen.
2. The third quarter includes a $178 million net litigation charge and a $131 million charge for exit and other reorganization costs.
3. The first quarter includes a $352 million charge for in-process research and development relating to the acquisitions of Immuno and RMI.
4. The fourth quarter includes a gain of $32 million relating to the divestiture of certain assets of the company's immunotherapy division.


Baxter common stock is listed on the New York, Chicago and Pacific Stock Exchanges, on the London Stock Exchange and on the Swiss stock exchanges of Zurich, Basel and Geneva. The New York Stock Exchange is the principal market on which the company's common stock is traded.

At January 29, 1999, there were approximately 60,642 holders of record of the company's common stock.

Directors & Officers

BOARD OF DIRECTORS

Walter E. Boomer
President and
Chief Executive Officer
Rogers Corporation

Pei-yuan Chia
Retired Vice Chairman
Citicorp and Citibank, N.A.

John W. Colloton
Vice President for Statewide
Health Services
The University of Iowa

Susan Crown
Vice President
Henry Crown and Company

Mary Johnston Evans
Former Director and Vice Chairman
Amtrak

Frank R. Frame
Advisor to the Board
HSBC Holdings plc
Retired Deputy Chairman
The Hongkong and Shanghai
Banking Corporation Limited

Martha R. Ingram
Chairman of the Board and
Chief Executive Officer
Ingram Industries Inc.

Harry M. Jansen Kraemer, Jr.
President and
Chief Executive Officer
Baxter International Inc.

Arnold J. Levine, Ph.D.
President
The Rockefeller University

Vernon R. Loucks Jr.
Chairman of the Board
Baxter International Inc.

Georges C. St. Laurent, Jr.
Retired Chief Executive Officer
Western Bank

Monroe E. Trout, M.D.
Chairman Emeritus of the Board
American Healthcare Systems

Fred L. Turner
Senior Chairman
McDonald's Corporation

HONORARY DIRECTORS

William B. Graham
Chairman Emeritus of the Board
Baxter International Inc.

Ralph Falk II
Private Investments

EXECUTIVE OFFICERS

Baxter International Inc.

Vernon R. Loucks Jr.
Chairman of the Board

Harry M. Jansen Kraemer, Jr./1,2/
President and
Chief Executive Officer

Brian P. Anderson/1,2/
Senior Vice President and
Chief Financial Officer

Michael J. Tucker
Senior Vice President
Human Resources

Fabrizio Bonanni
Corporate Vice President
Regulatory and Clinical Affairs

John F. Gaither, Jr./1,2/
Corporate Vice President
Corporate Development

David C. McKee/1,2/
Corporate Vice President and
Deputy General Counsel

Kshitij Mohan
Corporate Vice President
Research and Technical Services

John L. Quick
Corporate Vice President
Quality

Thomas J. Sabatino, Jr./1,2/
Corporate Vice President
and General Counsel

Jan Stern Reed/1,2/
Corporate Secretary and
Assistant General Counsel

Steven J. Meyer/1,2/
Treasurer


Baxter World Trade
Corporation

Timothy B. Anderson/1/
Group Vice President
Corporate Development
and Strategy

Donald W. Joseph/1/
Group Vice President
Renal

Carlos del Salto
Senior Vice President
Intercontinental and Asia

Eric A. Beard
Corporate Vice President
and President
Global Renal Dialysis

Thomas H. Glanzmann/1/
Corporate Vice President
and President
Hyland Immuno

J. Robert Hurley
Corporate Vice President
Japan and China

Roberto E. Perez/1/
Corporate Vice President
and President
Fenwal


Baxter Healthcare
Corporation

Jack L. McGinley/2/
Group Vice President
I.V. Systems/Medical Products
and Fenwal

Michael A. Mussallem/2/
Group Vice President
CardioVascular
and Biopharmaceuticals

David F. Drohan
Corporate Vice President
and President
I.V. Systems

J. Michael Gatling
Corporate Vice President
Global Manufacturing Operations

1.  Also an executive officer of Baxter Healthcare Corporation
2.  Also an executive officer of Baxter World Trade Corporation

CORPORATE HEADQUARTERS
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633
Telephone: (847) 948-2000
Internet: www.baxter.com

STOCK EXCHANGE LISTINGS
Ticker Symbol: BAX (NYSE) Baxter common stock is listed on the New York, Chicago and Pacific Stock Exchanges, on the London Stock Exchange and on the Swiss stock exchanges of Zurich, Basel and Geneva. The New York Stock Exchange is the principal market on which the company's common stock is traded.

ANNUAL MEETING
The 1999 Annual Meeting of Stockholders will be held on Tuesday, May 4 at 10:30 a.m. at the Drury Lane Theatre located in Oak Brook Terrace, Illinois.

STOCK TRANSFER AGENT
Correspondence concerning Baxter International stock holdings, lost or missing certificates or dividend checks, duplicate mailings or changes of address should be directed to:
First Chicago Trust Company,
a division of EquiServe
P.O. Box 2500
Jersey City, NJ 07303-2500
Telephone: (800) 446-2617 or
           (201) 324-0498
Internet: www.fctc.com

Correspondence concerning Baxter International Contingent Payment Rights related to the acquisition of Somatogen, Inc. should be directed to:
U.S. Bank Trust National Association
Telephone: (800) 934-6802 or
           (312) 228-9448

DIVIDEND REINVESTMENT
The company offers an automatic dividend-reinvestment program to all holders of Baxter International Inc. common stock. A detailed brochure is available on request from:
First Chicago Trust Company,
a division of EquiServe
P.O. Box 2598
Jersey City, NJ 07303-2598
Telephone: (800) 446-2617 or
           (201) 324-0498
Internet: www.fctc.com

INFORMATION RESOURCES

Internet
Please visit our site at www.baxter.com for corporate news or earnings releases, the company's annual report, Form 10-K, Form 10-Q and the annual environmental report.

You may elect to view future proxy materials and annual reports online via the Internet instead of receiving them by mail. Simply provide our transfer agent, First Chicago Trust Company, with your e-mail address. We then will discontinue mailing these materials to you and will notify you via e-mail how to access them.

Available Reports
Baxter's annual report, Form 10-K, proxy statement and other financial information are also available on request from:
Baxter International Inc.
Investor Relations
One Baxter Parkway
Deerfield, IL 60015-4633
Telephone: (847) 948-4550

INVESTOR RELATIONS
Securities analysts, investment professionals and investors seeking additional investor information should contact:
Baxter Investor Relations
Telephone: (847) 948-4551

CUSTOMER INQUIRIES
Customers who would like general information about Baxter's products and services may call the Center for One Baxter toll free in the United States at
(800) 422-9837, or by dialing (847) 948-4770.

(C) Baxter International Inc., 1999. All rights reserved. References in this report to Baxter are intended to refer collectively to Baxter International Inc. and its U.S. and international subsidiaries and their operating divisions.

Five-Year Summary of Selected Financial Data


as of and for the years ended December 31                          1998/1/      1997/2/      1996/3/      1995/4/      1994
-------------------------------------------------------------------------------------------------------------------------------
OPERATIONS           Net sales                                 $  6,599        6,138        5,438        5,048        4,479
(in millions)        Income from continuing operations         $    315          300          575          371          406
                     Depreciation and amortization             $    426          398          348          336          302
                     Research and development expenses/5/      $    379          392          340          327          303
-------------------------------------------------------------------------------------------------------------------------------
CAPITAL EMPLOYED     Capital expenditures                      $    596          496          398          399          380
(in millions)        Total assets                              $ 10,085        8,707        7,596        9,437        9,039
                     Long-term debt and lease obligations      $  3,096        2,635        1,695        2,372        2,341
                     "Operational cash flow" from
                       continuing operations/6/                $    515          274          490          316          618
-------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE     Average number of common shares
                       outstanding (in millions)/7/                 284          278          272          277          280
                     Income from continuing
                       operations per common share
                         Basic                                 $   1.11         1.08         2.11         1.34         1.45
                         Diluted                               $   1.09         1.06         2.07         1.32         1.44
                     Cash dividends declared
                       per common share                        $  1.164        1.139         1.17         1.11        1.025
                     Year-ended market price
                       per common share                        $64.3125        50.44        41.00        41.88        28.25
-------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION    Net-debt-to-capital ratio                     48.4%        46.9%        33.8%        36.3%        39.2%
                     Total shareholder return                      30.1%        25.9%        14.1%        52.6%        20.5%
                     Common stockholders of record
                       at year-end                               61,000       62,900       65,400       74,400       78,400
-------------------------------------------------------------------------------------------------------------------------------

1. Income from continuing operations includes charges for in-process research and development, net litigation, and exit and other reorganization costs of $116 million, $178 million and $131 million, respectively.

2. Income from continuing operations includes a charge for in-process research and development of $352 million.

3. Certain balance sheet and other data are significantly affected by the spin-off of Allegiance Corporation, which occurred on September 30, 1996.

4. Income from continuing operations includes charges for in-process research and development, net litigation, and exit and other reorganization costs of $18 million, $96 million and $103 million, respectively.

5. Excludes charges for in-process research and development, as noted above.

6. The company's internal "operational cash flow" measurement is defined on page 26 and is not a measure defined by generally accepted accounting principles.

7. Excludes common stock equivalents.