Form 10-K405, Exhibit 13
period 1999-12-31
BAXTER INTERNATIONAL INC
filed 2000-03-23
CIK 10456

                                                                      EXHIBIT 13

                    SELECTIONS FROM THE 1999 ANNUAL REPORT.

Management's Discussion and Analysis

This discussion and analysis presents the factors that had a material effect on Baxter International Inc.'s (Baxter or the company) cash flows and results of operations during the three years ended December 31, 1999, and the company's financial position at that date. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the company and related notes.

KEY FINANCIAL OBJECTIVES AND RESULTS

In last year's Annual Report, management outlined its key financial objectives for 1999. The objectives, which are summarized below, were established based on total company results prior to the July 1999 announcement of the plan to spin off the CardioVascular business in a distribution to stockholders. Baxter's consolidated financial statements have been restated to reflect the financial position, results of operations and cash flows of the CardioVascular business as a discontinued operation. However, the objectives and results presented below reflect the combined results for both continuing and discontinued operations.

   1999 OBJECTIVES

 .  Increase net sales approximately 10 percent.

 .  Grow net earnings in the low double digits.

 . Generate at least $500 million in operational cash flow, after investing approximately $1 billion in capital improvements and research and development.


   RESULTS

 .  Net sales increased 10 percent in 1999.

 . Excluding the cumulative effect of a change in accounting principle, and special charges, net income increased 15 percent in 1999.

 . The company generated operational cash flow of $719 million during 1999. The total of capital expenditures and research and development expenses was approximately $1.1 billion.



COMPANY AND INDUSTRY OVERVIEW

Baxter is a global leader in critical therapies for patients with life-threatening conditions. The company operates in three segments, which are described in Note 13 to the Consolidated Financial Statements.

The company generates more than 50 percent of its revenues outside the United States. While health-care cost containment continues to be a focus around the world, demand for health-care products and services continues to be strong worldwide, particularly in developing markets. The company's strategies emphasize global expansion and technological innovation to advance medical care worldwide.

The company's primary markets are highly competitive and subject to substantial regulation. There has been consolidation in the company's customer base and by its competitors, which has resulted in pricing and market share pressures. The company has experienced increases in its labor and material costs, which are partly influenced by general inflationary trends. Competitive market conditions have minimized inflation's impact on the selling prices of the company's products and services. Management expects these trends to continue. The company will continue to manage these issues by capitalizing on its market-leading positions, developing new products and services, investing in capital and human resources to upgrade and expand facilities, leveraging its cost structure, making acquisitions, and entering into alliances and joint venture arrangements.


                                     Baxter International 1999 Annual Report  21

Management's Discussion and Analysis

RESULTS OF CONTINUING OPERATIONS


NET SALES TRENDS
                                                                       Percent increase
years ended December 31 (in millions)     1999    1998    1997         1999         1998
-------------------------------------------------------------------------------------------
 I.V. Systems/Medical Products           $2,524  $2,314  $2,110          9%           10%
 Blood Therapies                          2,176   1,862   1,765         17%            5%
 Renal                                    1,680   1,530   1,384         10%           11%
-------------------------------------------------------------------------------------------
Total net sales                          $6,380  $5,706  $5,259         12%            8%
===========================================================================================

                                                                        Percent increase
years ended December 31 (in millions)      1999    1998    1997        1999         1998
-------------------------------------------------------------------------------------------
 United States                           $2,921  $2,609  $2,371         12%           10%
 International                            3,459   3,097   2,888         12%            7%
-------------------------------------------------------------------------------------------
Total net sales                          $6,380  $5,706  $5,259         12%            8%
===========================================================================================

Excluding the effect of changes in currency exchange rates, international sales growth would have been 12 percent in 1998.

I.V. Systems/Medical Products

Sales growth of nine percent in 1999 and 10 percent in 1998 in the I.V. Systems/Medical Products segment was significantly driven by increased sales from a multiyear agreement with Premier, Inc., a major U.S. customer, as well as strong sales of the Colleague(R) single-channel and triple-channel volumetric pumps, and related products, particularly in the domestic market. Sales of products and services used in anesthesiology also contributed significantly to 1999 growth and enhanced 1998 growth as well. In April 1998, the company acquired the Pharmaceutical Products Division of The BOC Group's Ohmeda health-care business (Ohmeda), a domestic manufacturer of inhalants and drugs used for general and local anesthesia, which contributed over three points and five points to the segment's 1999 and 1998 sales growth, respectively. During 1999, the segment entered into an exclusive agreement to sell the first generic formulation of Propofol approved by the United States Food and Drug Administration (FDA). Sales from this new agreement contributed over two points to the segment's 1999 sales growth. Also contributing approximately three points to 1998 sales growth was the acquisition of Bieffe Medital S.p.A. (Bieffe), a European manufacturer of dialysis and intravenous solutions and containers. Refer to Note 3 to the Consolidated Financial Statements for further information regarding the company's significant acquisitions. Partially offsetting these increases in 1998 were decreased sales of over $75 million due to the termination of a European distribution agreement with Allegiance Corporation, which was spun off from the company in 1996, the termination of a joint venture in Asia and other divestitures. In addition, currency exchange rate fluctuations reduced the segment's sales growth by approximately two points in 1998. Sales in the United States and Western Europe have been impacted by competitive pricing pressures and cost pressures from health-care providers in all periods. These factors were more than offset by increased penetration and new product introductions in Latin America and other emerging markets, as well as increased sales due to new agreements, new products and acquisitions. Management expects these trends to continue.

Blood Therapies

Sales in the Blood Therapies segment increased 17 percent and five percent in 1999 and 1998, respectively. Fluctuations in currency exchange rates unfavorably impacted the segment's sales growth in 1998, reducing the percentage growth by approximately two points. As a result of the company's increase in manufacturing capacity for Recombinate(TM) Antihemophilic Factor (recombinant) in 1998 and the strong demand for this product, sales of Recombinate generated significant worldwide growth in both 1999 and 1998, particularly in the United States. Recombinate contributed approximately eight points and four points, respectively, of the segment's total percentage sales growth. While strong sales growth for this product is expected to continue as the company is providing for increased manufacturing capacity by the end of 2000, the growth rate is expected to be less than in 1999. U.S. sales growth in 1998 of plasma-based products was unfavorably affected by regulatory and production issues impacting the supply of factor concentrates in the entire industry. These supply constraints eased in late 1998, and sales of plasma-based products were strong in 1999, especially in the United States, contributing approximately six points of growth. Sales grew approximately three


22 Baxter International 1999 Annual Report percent in the automated and manual blood-collection businesses in 1999 and declined approximately five percent in 1998. The increase in 1999 was principally due to an increase in sales of products which provide for leukoreduction, which is the removal of white blood cells from blood products used for transfusion. Sales growth in these businesses has also been negatively affected by regulatory and production issues in the plasma-fractionation industry. The effect of these supply issues, as well as competitive pricing pressures, was partially offset by continued penetration of basic blood-collection products into developing markets. The effects of regulatory, supply, competitive and other pressures on the Blood Therapies segment are expected to continue to be more than offset by the effects of global expansion, technological advancement and innovation, increases in manufacturing capacity, and strategic alliances, joint ventures and acquisitions. In November 1999, the company entered into a definitive agreement to acquire North American Vaccine, Inc., a developer of vaccines for the prevention of infectious diseases, as further discussed in Note 3 to the Consolidated Financial Statements.

Renal

The Renal segment generated sales growth of 10 percent and 11 percent in 1999 and 1998, respectively. Significant growth was generated from the Renal Therapy Services business, which operates dialysis clinics in partnership with local physicians and hospitals in international markets. Significant growth was also generated from the Renal Management Services business, a renal-disease management organization which creates partnerships with nephrologists to lead renal-care networks throughout the United States. Revenues generated from these services businesses increased over $80 million in both 1999 and 1998. Sales growth was also strong in the base peritoneal and hemodialysis businesses, driven in part by continued penetration of products used for peritoneal dialysis. Emerging markets in the Latin American and Asian regions continue to generate the strongest growth. Fluctuations in currency exchange rates favorably impacted sales growth in 1999 by approximately two points and unfavorably impacted sales growth in 1998 by approximately three points. The acquisition of Bieffe in the beginning of 1998 contributed to the 1998 sales growth rate, adding approximately three points to the total segment sales growth rate for the year. Sales in certain geographic markets continue to be affected by strong pricing pressures and the effects of market consolidation. These issues are expected to continue to be more than offset by increased penetration of peritoneal dialysis, growth in the sales of hemodialysis products, the development of new businesses and technologies, and alliances and acquisitions. In December 1999, the company entered into a definitive agreement to acquire Althin Medical AB, a manufacturer of hemodialysis products, as further discussed in Note 3 to the Consolidated Financial Statements.


GROSS MARGIN AND EXPENSE RATIOS

years ended December 31 (as a percent of sales)    1999   1998   1997
----------------------------------------------------------------------
Gross margin                                       44.1%  44.9%  45.3%
Marketing and administrative expenses              20.5%  21.2%  21.8%
======================================================================

The gross margin decreased in 1999 and 1998 due principally to a less favorable products and services mix. In 1998 and early 1999, the gross margin was also impacted by the recognition of unfavorable manufacturing variances. These variances related to increased investments and reduced production in 1998 in the Blood Therapies segment in response to heightened FDA regulatory activity with respect to safety and quality systems. Changes in currency exchange rates also unfavorably impacted the gross margin in 1998.

Marketing and administrative expenses decreased as a percent of sales in both 1999 and 1998 as the company has more than offset the incremental costs of expanding into developing markets and new business initiatives with a continued focus on cost control across all businesses. In addition, the company has realized benefits from the integration of the acquisitions of Bieffe, Ohmeda, Immuno International AG (Immuno) and other recent acquisitions. Management expects to further leverage costs in 2000.



RESEARCH AND DEVELOPMENT
                                                               Percent increase
                                                                  (decrease)
years ended December 31 (in millions)     1999    1998    1997   1999   1998
-------------------------------------------------------------------------------

Research and development expenses        $ 332   $ 323   $ 339      3%    (5%)
-------------------------------------------------------------------------------
as a percent of sales                        5%      6%      6%
===============================================================

                                     Baxter International 1999 Annual Report  23

Management's Discussion and Analysis

Research and development (R&D) expenses above exclude the in-process R&D (IPR&D) charges relating to the acquisitions of Somatogen, Inc. in 1998 and Immuno in 1997, both of which are included in the Blood Therapies segment and are further discussed in Note 3 to the Consolidated Financial Statements. R&D expenses increased in 1999 primarily due to increased spending in the Blood Therapies segment, principally relating to the next-generation recombinant product. The decrease in 1998 was principally due to the September 1998 decision to end the clinical development of the company's first-generation oxygen-carrying therapeutic program called HemAssist(R) (DCLHb). Excluding R&D expenses relating to the terminated HemAssist (DCLHb) program, R&D expenses decreased four percent in 1998. The decrease in 1998 is also partially due to a rationalization of R&D spending in the Blood Therapies segment as a result of the acquisition of Immuno in the beginning of 1997. Management expects the growth rate in R&D expenses will increase in the future as the company focuses on the next-generation oxygen-therapeutics program and the next-generation recombinant product within its Blood Therapies segment, as well as on other R&D initiatives across the three segments. With respect to the pending acquisition of North American Vaccine, Inc., it is expected that a substantial portion of the purchase price will be allocated to IPR&D and immediately expensed.

EXIT AND OTHER REORGANIZATION COSTS

Refer to Note 4 to the Consolidated Financial Statements for a discussion of charges recorded in 1998 and 1995 for exit and other reorganization costs. The company recorded a $122 million charge in 1998 that related principally to the decision to end the clinical development of HemAssist (DCLHb), as discussed above, exit certain non-strategic investments, primarily in Asia, and reorganize certain other activities.

The 1998 program is substantially complete as originally planned. The expected benefits of the program have been achieved. Management believes remaining reserves for exit and other reorganization programs are adequate to complete the actions contemplated by the program. Future cash expenditures will be funded with cash generated from operations. Management anticipates savings from the programs will be partially invested in R&D, new business initiatives, and expansion into growing international markets. The 1995 program is complete. Management's objectives for the plan were met for the originally estimated cost. This program, which eliminated excess capacity and reduced manufacturing costs, will help mitigate future exposure to gross margin erosion from pricing pressures, primarily in the United States.

Acquisition Reserves

Based on plans formulated at acquisition date, reserves have been established for certain acquisitions as part of the allocation of purchase price. The reserves principally consisted of employee severance costs associated with headcount reductions at the acquired companies, and the costs of exiting activities and terminating distribution, lease and other contracts of the acquired companies that existed prior to the respective dates of acquisition and either continued with no economic benefit or required payment of a cancellation penalty. Refer to Note 3 for further information. Actions executed to date and anticipated in the future are substantially consistent with the original plans. Management believes remaining reserves are adequate to complete the actions contemplated by the plans.

NET LITIGATION CHARGE

As further discussed in Note 12 to the Consolidated Financial Statements, the company recorded a $178 million net litigation charge in 1998 relating to mammary implants, plasma-based therapies (relating to the Blood Therapies segment) and other litigation.

OTHER INCOME AND EXPENSE

Net interest expense declined in 1999 and 1998 due principally to the impact of a greater mix of foreign currency denominated debt, which bears a lower average interest rate and, in 1999, to slightly lower average debt levels. In 1998, the impact of a favorable currency denomination mix of debt was partially offset by higher average debt levels due primarily to acquisitions.

Goodwill amortization did not change significantly from 1998 to 1999 and increased from 1997 to 1998 primarily as a result of the acquisition of Bieffe.

Other expense in 1999 principally related to losses on disposals of nonstrategic investments and fluctuations in currency exchange rates. Included in other income in 1998 was a pretax gain of $20 million relating to the disposal of a nonstrategic investment in the I.V. Systems/Medical Products segment. Included in other income in 1997 was a pretax gain of $17 million relating to the disposal of a nonstrategic investment in the Blood Therapies segment. Other income in 1997 also included a pretax gain of $32 million relating to the divestiture by the Blood Therapies segment of certain assets of its Immunotherapy division, as further discussed in Note 3 to the Consolidated Financial Statements.

24 Baxter International 1999 Annual Report

PRETAX INCOME

Refer to Note 13 to the Consolidated Financial Statements for a summary of financial results by segment.

I.V. Systems/Medical Products

Pretax income increased eight percent in 1999 due principally to strong sales, particularly of the Colleague single-channel and triple-channel volumetric pumps and anesthesia products. In addition, the gross margin improved, particularly in the United States, due to a more favorable sales mix and manufacturing efficiencies. Pretax income increased 18 percent in 1998 due principally to acquisitions, introduction of the Colleague single-channel pump in late 1997 and the triple-channel pump in 1998 and an improved gross margin due to a more favorable sales mix and leveraging of costs, partially offset by the effects of unfavorable currency fluctuations.

Blood Therapies

Pretax income increased eight percent in both 1999 and 1998. As discussed above, increased regulatory activity in the factor concentrates industry in 1998 unfavorably impacted the sales growth and gross profit margin in this segment. Partially offsetting the impact of this activity were decreased R&D spending and other synergies as management integrated recent acquisitions. Pretax profits increased in late 1998 and 1999 as supply constraints in the plasma-based products industry eased, as production of Recombinate increased as a result of the company's manufacturing capacity expansion, and as profits increased in the blood-collection businesses. Partially offsetting growth in 1998 was reduced profitability in the blood-collection businesses due primarily to a less favorable mix of sales, pricing pressures due to competition, and the above-mentioned regulatory activity, which has affected certain of the segment's customers.

Renal

Pretax income grew 43 percent in 1999 and declined 26 percent in 1998. The decline in 1998 was principally due to significant unfavorable currency exchange rate fluctuations, primarily with respect to the Japanese Yen. The increase in 1999 was principally due to the strengthening of the Japanese Yen. Segment results do not include income or expense relating to the company's hedging activities. Excluding the effects of currency, growth was driven by the base peritoneal dialysis and hemodialysis businesses and manufacturing efficiencies, partially offset by the effect of a less favorable sales mix and investments in the business.

INCOME TAXES

Excluding the divestiture gains and the charges for IPR&D, net litigation and exit and other reorganization costs, and a related provision for U.S. taxes on previously unremitted foreign earnings, the effective income tax rate for continuing operations before cumulative effect of accounting change was approximately 26 percent, 24 percent and 24 percent in 1999, 1998 and 1997, respectively. The rate increase in 1999 was primarily due to a larger portion of the company's earnings generated in higher tax jurisdictions. Management does not expect a significant change in the effective tax rate in 2000.

INCOME FROM CONTINUING OPERATIONS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE
                                                     Percent increase (decrease)
years ended December 31 (in millions) 1999 1998 1997       1999          1998
--------------------------------------------------------------------------------
Income from continuing operations
  before cumulative effect of
  accounting change                   $779 $275 $371       183%          (26%)
================================================================================

Excluding the divestiture gains and the charges for IPR&D, net litigation, and exit and other reorganization costs, as applicable in 1998 and 1997, the 1999 and 1998 growth in income from continuing operations before cumulative effect of accounting change would have been 15 percent and 20 percent, respectively.

EARNINGS PER SHARE

Excluding the divestiture gains and the charges for IPR&D, net litigation, and exit and other reorganization costs, as applicable in 1998 and 1997, earnings per diluted share in 1998 and 1997 would have been $2.34 and $1.99, respectively, and the 1999 and 1998 growth would have been 13 percent and 17 percent, respectively.

                                     Baxter International 1999 Annual Report  25

Management's Discussion and Analysis


DISCONTINUED OPERATION

Income from discontinued operation grew 60 percent, or approximately $24 million, in 1999 and, excluding a $132 million IPR&D charge relating to the acquisition of Research Medical, Inc. in 1997, declined 34 percent in 1998. These results primarily reflect growth in the higher-margin tissue heart valves and valve-repair product lines, partially offset by reduced profits in certain other product and service lines due to pricing, declines in surgical procedures, and competitive pressures. Favorable currency exchange rate fluctuations and an improved mix of sales contributed to the growth in pretax income in 1999. Unfavorable currency exchange rate fluctuations, costs relating to headcount reductions and a loss associated with the impairment of a minority equity investment contributed to the decline in 1998. Partially offsetting these increased costs in 1998 were insurance proceeds associated with hurricane damage at a manufacturing facility.

CHANGE IN ACCOUNTING PRINCIPLE

In the first quarter of 1999, the company recorded a $27 million after-tax charge for the cumulative effect of a change in accounting principle related to the adoption of AICPA Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." Excluding the initial effect of adopting this standard, the impact of the new SOP is not material.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from continuing operations as reported in the Consolidated Statements of Cash Flows increased during 1999 due principally to higher earnings and a decrease in inventories, as the company focuses on growing the business while effectively managing inventory levels. These increases were partially offset by higher net cash outflows relating to litigation (litigation payments net of insurance recoveries), and higher other asset balances. In 1998, net cash inflows from continuing operations increased principally due to higher earnings before noncash charges, lower net cash outflows relating to litigation (primarily due to higher insurance recoveries in 1998 relating to the company's mammary implant and plasma-based therapies litigation), a higher accounts payable and accrued liabilities balance, and a lower increase in inventories. Partially offsetting these factors in 1999 and 1998 were increases in accounts receivable due to sales growth from acquisitions and sales in certain regions outside the United States, which have longer collection periods. In addition, approximately $65 million and $150 million in proceeds were generated from the sales of certain receivables in 1999 and 1998, respectively. Such receivables were sold to reduce the overall costs of financing the receivables.

Cash flows from discontinued operation relate to the company's CardioVascular business. Cash flows were relatively unchanged from 1998 to 1999, with increased earnings and a lower accounts receivable balance partially offset by an increase in inventories and a decrease in liabilities. Included in cash flows in 1998 were approximately $22 million in proceeds from the sales of certain receivables. Refer to Note 2 to the Consolidated Financial Statements for further information regarding the discontinued operation.

Cash outflows relating to investing activities decreased in both 1999 and 1998. Capital expenditures (including additions to the pool of equipment leased or rented to customers) increased 13 percent and 22 percent in 1999 and 1998, respectively, as the company increased its investments in various capital projects across the three segments. Capital expenditures are made at a sufficient level to support the strategic and operating needs of the businesses. Recent significant expenditures have included implementation of a new integrated operational system and continuing expansion of facilities for the production of genetically engineered proteins. Management expects to invest approximately $700 million in capital expenditures in 2000. Net cash outflows relating to acquisitions decreased in 1999 and 1998. In 1999, net cash outflows relating to acquisitions included approximately $36 million for a contingent purchase price payment pertaining to the 1997 acquisition of Immuno. Approximately $22 million of the 1999 total related to acquisitions of dialysis centers in international markets and approximately $88 million related to the acquisition of a business in the I.V. Systems/Medical Products segment. In 1999, the company also generated approximately $42 million of cash relating to the sale and leaseback of certain assets and approximately $30 million relating to a prior year divestiture in the Blood Therapies segment. In 1998, net cash outflows relating to acquisitions included approximately $142 million pertaining to the acquisition of Bieffe, approximately $94 million related to the acquisition of Ohmeda, and the remainder primarily related to acquisitions of dialysis centers in international markets. Approximately $498 million and $48 million of the net cash flows used for acquisitions in 1997 related to the acquisitions of Immuno and Bieffe, respectively.

Cash flows from financing activities decreased during 1999 and 1998. Included in the total for 1999 was $198 million in cash inflows relating to the Shared Investment Plan, which is discussed in Note 8 to the Consolidated Financial Statements. Cash received for stock issued under employee benefit plans increased in 1999 and 1998. Offsetting these increased inflows were increased common stock cash dividends due to a higher number of shares outstanding, $184 million in cash outflows in 1999 related to repurchases of Baxter common stock, as further discussed below, and other factors.

26 Baxter International 1999 Annual Report

Management assesses the company's liquidity in terms of its overall ability to mobilize cash to support ongoing business levels and to fund its growth. Management uses an internal performance measure called operational cash flow that evaluates each operating business and geographic region on all aspects of cash flow under their direct control. Operational cash flow, as defined, reflects all litigation payments and related insurance recoveries except for those payments and recoveries relating to mammary implants, which the company never manufactured or sold. The company expects to generate more than $500 million in operational cash flow from continuing operations in 2000.

The following table reconciles cash flows from continuing operations, as determined by generally accepted accounting principles (GAAP), to operational cash flow, which is not a measure defined by GAAP:

Brackets denote cash outflows
years ended December 31 (in millions)                      1999    1998    1997
--------------------------------------------------------------------------------
Cash flows from continuing operations per the company's
     Consolidated Statements of Cash Flows                 $977    $837    $472
Capital expenditures                                       (631)   (556)   (454)
Net interest after tax                                       52      74      78
Other                                                       190      24      57
--------------------------------------------------------------------------------
Operational cash flow - continuing operations               588     379     153
--------------------------------------------------------------------------------
Operational cash flow - discontinued operation              131     136     121
--------------------------------------------------------------------------------
Total operational cash flow                                $719    $515    $274
================================================================================

The company's net-debt-to-capital ratio was 40.2 percent and 48.4 percent at December 31, 1999 and 1998, respectively. During 1998, a wholly-owned subsidiary of the company entered into an $800 million revolving credit facility. Due to the subsidiary's covenants under the facility, certain assets are restricted to the parent company. Refer to Note 5 to the Consolidated Financial Statements for further information regarding the company's credit facilities, long-term debt and lease obligations, and related restrictions and covenants.

As authorized by the board of directors, the company repurchases its stock to optimize its capital structure depending upon its operational cash flows, net debt level and current market conditions. In November 1995, the board of directors authorized the repurchase of up to $500 million over a period of several years. This program is substantially complete as of December 31, 1999. In November 1999, the board of directors authorized the repurchase of an additional $500 million over a period of several years. As the company's net-debt-to-capital ratio is now in the targeted low 40 percent range, management has resumed its stock repurchase program, and expects to continue to repurchase common stock in 2000.

As of December 31, 1999, the company can issue up to $550 million in aggregate principal amount of additional senior unsecured debt securities under effective registration statements filed with the Securities and Exchange Commission. The company's debt ratings on senior debt are A3 by Moody's, A by Standard & Poor's and A- by Duff & Phelps. The company intends to fund its short-term and long-term obligations as they mature by issuing additional debt or through cash flow from operations. The company believes it has lines of credit adequate to support ongoing operational requirements. Beyond that, the company believes it has sufficient financial flexibility to attract long-term capital on acceptable terms as may be needed to support its growth objectives.

In December 1999, the Baxter board of directors declared a quarterly dividend on the company's common stock of 29.10 cents per share (annualized rate of $1.164 per share), which was paid in January 2000. This is expected to be the last cash dividend payable prior to the spin-off of the CardioVascular business. Subsequent to the spin-off, Baxter expects to continue to pay a dividend at the current rate and will do so on an annual basis, with the first annual dividend expected to be declared in December 2000 and paid in January 2001. The company presently anticipates that the dividend payout ratio will decrease over time in order to optimize the company's capital structure and become more consistent with the payout ratios of peer companies.

EURO CONVERSION

On January 1, 1999, 11 of the 15 countries that are members of the European Union introduced a new currency called the "Euro." The conversion rates between the Euro and the participating nations' currencies were fixed irrevocably as of January 1, 1999. Prior to full implementation of the new currency on January 1, 2002, there is a transition period during which parties may use either the existing currencies or the Euro for financial transactions.

                                      Baxter International 1999 Annual Report 27

Management's Discussion and Analysis


Action plans are currently being implemented which are expected to result in compliance with all laws and regulations relating to the Euro conversion. Management expects that the adaptation of its information technology and other systems to accommodate Euro-denominated transactions as well as the requirements of the transition period will not have a material impact on the company's results of operations. The company is also addressing the impact of the Euro on currency exchange-rate risk, taxation, contracts, competition and pricing. While it is not possible to accurately predict the impact the Euro will have on the company's business or on the economy in general, management currently does not anticipate that the Euro conversion will have a material adverse impact on the company's results of operations or financial condition.

FINANCIAL INSTRUMENT MARKET RISK

The company's business and financial results are affected by fluctuations in world financial markets, including currency exchange rates and interest rates. The company's hedging policy attempts to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs. In hedging its currency and interest rate risks, the company utilizes primarily forward contracts, options and swaps. The company does not hold financial instruments for trading or speculative purposes.

Currency Risk

The company is primarily exposed to currency exchange-rate risk with respect to its transactions and net assets denominated in Japanese Yen, the Euro and Swiss Franc. Business activities in various currencies expose the company to the risk that the eventual net dollar cash inflows resulting from transactions with foreign customers and suppliers denominated in foreign currencies may be adversely affected by changes in currency exchange rates. The company manages these risks utilizing various types of foreign exchange contracts. The company also enters into foreign exchange contracts to hedge anticipated, but not yet committed sales expected to be denominated in foreign currencies. In addition, the company hedges certain of its net investments in international affiliates. Such contracts hedge the U.S. dollar value of foreign currency denominated net assets from the effects of volatility in currency exchange rates by creating debt denominated in the respective currencies of the underlying net assets. Any changes in the carrying value of these net investments that are a result of fluctuations in currency exchange rates are offset by changes in the carrying value of the foreign currency denominated debt that are a result of the same fluctuations in currency exchange rates.

As part of its risk-management process, the company uses a value-at-risk (VAR) model related to its foreign currency financial instruments to measure a potential loss in earnings as a result of adverse movements in currency exchange rates. The company utilizes a Monte Carlo simulation, with a 95 percent confidence level, using implied volatilities and correlations (as of the measurement date) to estimate this potential loss. The company's calculated VAR as of fiscal year-end 1999 and 1998, assuming a one-year holding period, is $72 million and $42 million, respectively. These amounts exclude the potential effects of any changes in the value of the underlying transactions or balances. The VAR increased in 1999 primarily due to a larger portfolio of instruments as a result of an increase in the amount of underlying transactions denominated in foreign currencies and a lengthening of the future period hedged, higher implied volatilities with respect to the Japanese Yen and the Euro, and a higher volume of sold call options. As part of the strategy to manage risk while minimizing hedging costs, the company utilizes sold call options in conjunction with purchased put options to create collars. Actual future gains or losses may differ from these estimates based upon actual fluctuations in market rates, operating exposures and the timing thereof, and changes in the company's portfolio of derivatives during the measured periods. In addition, the assumption within the value-at-risk model is that changes in currency exchange rates are adverse, which may not be the case. Any loss incurred on the financial instruments is expected to be offset by the effects of currency movements on the respective underlying hedged transactions and balances. However, since the company's risk-management program does not require the hedging of all exposures, there may be currency exchange-rate gains or losses in the future. The company's actual experience in 1999 and 1998 was favorable as compared to the VAR calculated as of fiscal year-end 1998 and 1997, respectively.

Interest Rate Risk

As part of its risk-management program, the company performs sensitivity analyses to assess potential gains and losses in earnings and changes in fair value relating to hypothetical movements in interest rates. A 45 basis-point increase in interest rates (approximately 10 percent of the company's weighted average interest rate) affecting the company's financial instruments, including debt obligations and related derivatives, and investments, would have an immaterial effect on the company's 1999 and 1998 pretax earnings and on the fair value of the company's fixed-rate financial instruments as of the end of such fiscal years.

28 Baxter International 1999 Annual Report

As discussed in Note 6 to the Consolidated Financial Statements, the fair values of the company's long-term litigation liabilities and related insurance receivables were computed by discounting the expected cash flows based on currently available information. A 10 percent movement in the assumed discount rate would have an immaterial effect on the fair values of those assets and liabilities.

Other Risks

With respect to the company's unconsolidated investments, management believes any reasonably possible near-term losses in earnings, cash flows and fair values would not be material.

YEAR 2000

The company implemented a comprehensive program to address Year 2000 issues and all necessary implementation efforts were completed as of December 31, 1999. There have been no material Year 2000 issues associated with the company's internal systems, customers, products and services, or suppliers and other critical business partners. Management does not expect any material Year 2000 issues in the future. None of the company's systems were upgraded or replaced solely to address Year 2000 issues, although in some cases the timing of the system upgrades and replacements was accelerated. The total cost of these system upgrades was approximately $150 million. No critical projects were deferred due to the Year 2000 program. Incremental out-of-pocket costs of the Year 2000 program, which were required to be expensed as incurred, were immaterial to the company's financial results.

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

FORWARD-LOOKING INFORMATION

The matters discussed in this section include forward-looking statements that involve risks and uncertainties, including, but not limited to, currency exchange rates, technological advances in the medical field, unforeseen information technology issues related to the company or third parties, economic conditions, demand and market acceptance risks for new and existing products, technologies and health-care services, the impact of competitive products and pricing, manufacturing capacity, new plant start-ups, global regulatory, trade and tax policies, continued price competition, product development risks, including technological difficulties, ability to enforce patents, unforeseen commercialization and regulatory factors, and other risks more completely reflected in the company's filings with the Securities and Exchange Commission. In particular, the company, as well as other companies in its industry, has experienced increased regulatory activity by the U.S. Food and Drug Administration with respect to its plasma-based biologicals and its complaint-handling systems. It is not possible to predict the extent to which the company or the health-care industry might be adversely affected by these factors in the future.

NEW ACCOUNTING AND DISCLOSURE STANDARD

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), which was later amended by Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133". Statement No. 133, as amended, requires companies to record derivatives on the balance sheet date as assets or liabilities measured at fair value. The accounting treatment of gains and losses resulting from changes in the value of derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. The company will adopt SFAS No. 133, as amended, as required no later than January 1, 2001, and is currently assessing the impact of adoption on its consolidated financial statements.

                                      Baxter International 1999 Annual Report 29

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

/s/ Harry M. Jansen Kraemer, Jr.      /s/ Brian P. Anderson
--------------------------------      ----------------------
Harry M. Jansen Kraemer, Jr.          Brian P. Anderson
Chairman and Chief Executive          Senior Vice President and Chief Financial
Officer                               Officer

--------------------------------------------------------------------------------
Report of Independent Accountants

Board of Directors and Stockholders of Baxter International Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders' equity and comprehensive income present fairly, in all material respects, the financial position of Baxter International Inc. (the company) and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
-------------------------------
PricewaterhouseCoopers LLP
Chicago, Illinois
February 16, 2000

30  Baxter International 1999 Annual Report

Consolidated Balance Sheets

as of December 31 (in millions, except share information)                                                 1999      1998
------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS                  Cash and equivalents                                                    $  606    $  709
                                Accounts receivable                                                      1,504     1,429
                                Notes and other current receivables                                        148       317
                                Inventories                                                              1,116     1,167
                                Short-term deferred income taxes                                           216       453
                                Prepaid expenses                                                           229       220
                                ----------------------------------------------------------------------------------------
                                Total current assets                                                     3,819     4,295
------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET                                                                       2,650     2,445
------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                    Net assets of discontinued operation                                     1,231     1,275
                                Goodwill and other intangible assets                                       921       930
                                Insurance receivables                                                      301       378
                                Other                                                                      722       550
                                ----------------------------------------------------------------------------------------
                                Total other assets                                                       3,175     3,133
                                ----------------------------------------------------------------------------------------
                                Total assets                                                            $9,644    $9,873
========================================================================================================================
CURRENT LIABILITIES             Short-term debt                                                         $  125    $  156
                                Current maturities of long-term debt and lease obligations                 130       115
                                Accounts payable and accrued liabilities                                 1,805     2,024
                                Income taxes payable                                                       640       536
                                ----------------------------------------------------------------------------------------
                                Total current liabilities                                                2,700     2,831
------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT AND LEASE OBLIGATIONS                                                                     2,601     3,096
------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEFERRED INCOME TAXES                                                                            311       461
------------------------------------------------------------------------------------------------------------------------
LONG-TERM LITIGATION LIABILITIES                                                                           273       246
------------------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES                                                                                411       400
------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES
------------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY            Common stock, $1 par value, authorized
                                  350,000,000 shares, issued 294,363,251 shares
                                  in 1999 and 291,248,251 shares in 1998                                   294       291
                                Common stock in treasury, at cost,
                                4,163,737 shares in 1999 and 4,919,141 shares in 1998                     (269)     (210)
                                Additional contributed capital                                           2,282     2,064
                                  Retained earnings                                                      1,415       990
                                Accumulated other comprehensive loss                                      (374)     (296)
                                ----------------------------------------------------------------------------------------
                                Total stockholders' equity                                               3,348     2,839
                                ----------------------------------------------------------------------------------------
                                Total liabilities and stockholders' equity                              $9,644    $9,873
========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                     Baxter International 1999 Annual Report  31

Consolidated Statements of Income

years ended December 31 (in millions, except per share data)                                               1999     1998      1997
------------------------------------------------------------------------------------------------------------------------------------
OPERATIONS                             Net sales                                                         $6,380   $5,706    $5,259
                                       Costs and expenses
                                             Cost of goods sold                                           3,568    3,142     2,877
                                             Marketing and administrative expenses                        1,311    1,208     1,145
                                             Research and development expenses                              332      323       339
                                             In-process research and development                              -      116       220
                                             Exit and other reorganization costs                              -      122         -
                                             Net litigation charge                                            -      178         -
                                             Interest, net                                                   87      124       131
                                             Goodwill amortization                                           19       18        11
                                             Other expense (income)                                          11      (18)      (34)
                                       ---------------------------------------------------------------------------------------------
                                       Total costs and expenses                                           5,328    5,213     4,689
                                       Income from continuing operations before income taxes
                                             and cumulative effect of accounting change                   1,052      493       570
                                       Income tax expense                                                   273      218       199
                                       ---------------------------------------------------------------------------------------------
                                       Income from continuing operations before cumulative effect
                                            of accounting change                                            779      275       371
                                       Discontinued operation
                                            Income (loss) from discontinued operation, net of applicable income tax expense of $19 in 1999,
                                                 $16 in 1998 and $24 in 1997                                 64       40       (71)
                                            Net costs associated with effecting the business distribution   (19)       -         -
                                       ---------------------------------------------------------------------------------------------
                                       Total discontinued operation                                          45       40       (71)
                                       ---------------------------------------------------------------------------------------------
                                       Income before cumulative effect of accounting change                 824      315       300
                                       Cumulative effect of accounting change, net of income tax
                                            benefit of $7                                                   (27)       -         -
                                       ---------------------------------------------------------------------------------------------
                                       Net income                                                        $  797   $  315    $  300
====================================================================================================================================
PER SHARE DATA                         Earnings per basic common share
                                            Continuing operations, before cumulative effect of
                                                 accounting change                                       $ 2.69   $  .97    $ 1.34
                                            Discontinued operation                                          .15      .14      (.26)
                                            Cumulative effect of accounting change                         (.09)       -         -
                                       ---------------------------------------------------------------------------------------------
                                            Net income                                                   $ 2.75   $ 1.11    $ 1.08
                                       =============================================================================================
                                       Earnings per diluted common share
                                            Continuing operations, before cumulative effect of
                                                 accounting change                                       $ 2.64   $  .95    $ 1.31
                                            Discontinued operation                                          .15      .14      (.25)
                                            Cumulative effect of accounting change                         (.09)       -         -
                                       ---------------------------------------------------------------------------------------------
                                            Net income                                                   $ 2.70   $ 1.09    $ 1.06
                                       =============================================================================================
                                       Weighted average number of common shares outstanding
                                            Basic                                                           290      284       278
                                            Diluted                                                         295      289       282
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

32  Baxter International 1999 Annual Report

Consolidated Statements of Cash Flows

years ended December 31 (in millions) (brackets denote cash outflows)                                      1999     1998      1997
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM                        Income from continuing operations before cumulative
CONTINUING OPERATIONS                       effect of accounting change                                  $  779  $   275   $   371
                                       Adjustments
                                            Depreciation and amortization                                   372      344       318
                                            Deferred income taxes                                            92      (56)        3
                                            Gain (loss) on asset dispositions                                13      (23)      (48)
                                            In-process research and development                               -      116       220
                                            Exit and other reorganization costs                               -      122         -
                                            Net litigation charge                                             -      178         -
                                            Other                                                            20        2         8
                                            Changes in balance sheet items
                                                 Accounts receivable                                       (103)    (153)      (59)
                                                 Inventories                                                 17      (79)     (112)
                                                 Accounts payable and accrued liabilities                    30      165        83
                                                 Net litigation payments and other                         (243)     (54)     (312)
                                       ---------------------------------------------------------------------------------------------
                                       Cash flows from continuing operations                                977      837       472
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM DISCONTINUED OPERATION                                                                      106      102        86
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATIONS                                                                                1,083      939       558
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM                        Capital expenditures                                                (529)    (461)     (367)
INVESTING ACTIVITIES                   Additions to the pool of equipment leased
                                            or rented to customers                                         (102)     (95)      (87)
                                       Acquisitions (net of cash received)
                                            and investments in affiliates                                  (179)    (319)     (606)
                                       Divestitures and other asset dispositions                             75        3       (23)
                                       ---------------------------------------------------------------------------------------------
                                       Cash flows from investing activities                                (735)    (872)   (1,083)
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM                        Issuances of debt and lease obligations                              764    1,143       855
FINANCING ACTIVITIES                   Redemption of debt and lease obligations                            (481)    (598)     (465)
                                       Increase (decrease) in debt with maturities of
                                            three months or less, net                                      (552)    (159)       81
                                       Common stock cash dividends                                         (338)    (331)     (316)
                                       Stock issued under Shared Investment Plan                            198        -         -
                                       Stock issued under employee benefit plans                            148      118       110
                                       Purchases of treasury stock                                         (184)       -         -
                                       ---------------------------------------------------------------------------------------------
                                       Cash flows from financing activities                                (445)     173       265
------------------------------------------------------------------------------------------------------------------------------------
EFFECT OF CURRENCY EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS                                             (6)       4       (36)
------------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                                                (103)     244      (296)
------------------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                                                   709      465       761
------------------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                                      $  606   $  709    $  465
====================================================================================================================================

Supplemental information
Interest paid, net of portion capitalized                                                                $  150   $  191   $   174
Income taxes paid                                                                                        $  197   $  143   $   170
====================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                     Baxter International 1999 Annual Report  33

Consolidated Statements of Stockholders' Equity and Comprehensive Income

years ended December 31 (in millions)                                                                    1999     1998      1997
--------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK
Beginning of year                                                                                      $  291   $  288    $  288
Common stock issued for acquisitions                                                                        -        3         -
Stock issued under Shared Investment Plan                                                                   3        -         -
--------------------------------------------------------------------------------------------------------------------------------
End of year                                                                                            $  294   $  291    $  288
--------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK IN TREASURY
Beginning of year                                                                                      $ (210)  $ (329)   $ (611)
Common stock issued for acquisitions                                                                        -        -       178
Purchases of common stock                                                                                (184)       -         -
Common stock issued under employee benefit plans                                                          125      119       104
--------------------------------------------------------------------------------------------------------------------------------
End of year                                                                                            $ (269)  $ (210)   $ (329)
--------------------------------------------------------------------------------------------------------------------------------

ADDITIONAL CONTRIBUTED CAPITAL
Beginning of year                                                                                      $2,064   $1,876    $1,825
Common stock issued for acquisitions                                                                        -      189        45
Stock issued under Shared Investment Plan                                                                 195        -         -
Common stock issued under employee benefit plans                                                           23       (1)        6
--------------------------------------------------------------------------------------------------------------------------------
End of year                                                                                            $2,282   $2,064    $1,876
--------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS
Beginning of year                                                                                      $  990   $1,006    $1,022
Net income                                                                                                797      315       300
Elimination of reporting lag for certain international operations                                         (34)       -         -
Common stock cash dividends                                                                              (338)    (331)     (316)
--------------------------------------------------------------------------------------------------------------------------------
End of year                                                                                            $1,415   $  990    $1,006
--------------------------------------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE LOSS
Beginning of year                                                                                      $ (296)  $ (222)   $  (20)
Other comprehensive loss                                                                                  (78)     (74)     (202)
--------------------------------------------------------------------------------------------------------------------------------
End of year                                                                                            $ (374)  $ (296)   $ (222)
--------------------------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                                             $3,348   $2,839    $2,619
================================================================================================================================

COMPREHENSIVE INCOME
Currency translation adjustments, net of tax (benefit) of $87 in 1999 and ($56) in 1998                $  (80)  $  (75)   $ (202)
Unrealized net gain on marketable equity securities, net of tax of $1 in 1999 and $1 in 1998                2        1         -
--------------------------------------------------------------------------------------------------------------------------------
Other comprehensive loss                                                                                  (78)     (74)     (202)
Net income                                                                                                797      315       300
Elimination of reporting lag for certain international operations, net of tax benefit of $22              (34)       -         -
--------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                             $  685   $  241    $   98
================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

34  Baxter International 1999 Annual Report

Notes to Consolidated Financial Statements


================================================================================
1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Basis of consolidation

The consolidated financial statements include the accounts of Baxter International Inc. and its majority-owned, controlled subsidiaries (Baxter or the company). Prior to fiscal 1999, all operations outside the United States and its territories had been included in the consolidated financial statements on the basis of fiscal years ending November 30 in order to facilitate timely consolidation. In conjunction with the implementation of new financial systems, this one-month lag was eliminated as of the beginning of fiscal 1999 for certain of these international operations, and the December 1998 net loss from operations of $34 million for these entities was recorded directly to retained earnings. The one-month reporting lag for the remainder of the international operations will be eliminated in 2001.

Foreign currency translation

The results of operations for non-U.S. subsidiaries, other than those located in highly inflationary countries, are translated into U.S. dollars using the average exchange rates during the year, while assets and liabilities are translated using period-end rates. Resulting translation adjustments are recorded as currency translation adjustments within other comprehensive income. Where foreign affiliates operate in highly inflationary economies, non-monetary amounts are remeasured at historical exchange rates while monetary assets and liabilities are remeasured at the current rate with the related adjustments reflected in the consolidated statements of income.

Revenue recognition

The company's practice is to recognize revenues from product sales when title transfers.

Inventories

as of December 31 (in millions)     1999    1998
-------------------------------------------------
Raw materials                      $  251  $  282
Work in process                       193     226
Finished products                     672     659
-------------------------------------------------
Total inventories                  $1,116  $1,167
=================================================

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value. Reserves for excess and obsolete inventory were $78 million and $97 million at December 31, 1999 and 1998 respectively.

Property, plant and equipment

as of December 31 (in millions)                   1999      1998
-----------------------------------------------------------------
Land                                            $    93   $    92
Buildings and leasehold improvements                987     1,009
Machinery and equipment                           2,615     2,526
Equipment with customers                            489       444
Construction in progress                            525       437
-----------------------------------------------------------------
Total property, plant and equipment, at cost      4,709     4,508
Accumulated depreciation and amortization        (2,059)   (2,063)
-----------------------------------------------------------------
Property, plant and equipment, net              $ 2,650   $ 2,445
=================================================================

Depreciation and amortization are principally calculated on the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from three to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes. Accumulated amortization for assets under capital lease was $10 million and $5 million at December 31, 1999 and 1998, respectively. Depreciation expense was $290 million, $269 million and $266 million in 1999, 1998 and 1997, respectively. Repairs and maintenance expense was $97 million, $93 million and $96 million in 1999, 1998 and 1997, respectively.

Goodwill and other intangible assets

as of December 31 (in millions)          1999    1998
-----------------------------------------------------
Goodwill                                $ 737   $ 684
Accumulated amortization                 (113)    (94)
-----------------------------------------------------
Net goodwill                              624     590
-----------------------------------------------------
Other intangible assets                   677     688
Accumulated amortization                 (380)   (348)
-----------------------------------------------------
Net other intangible assets               297     340
-----------------------------------------------------
Goodwill and other intangible assets    $ 921   $ 930
=====================================================

Intangible assets are amortized on a straight-line basis. Goodwill is amortized over estimated useful lives ranging from 15 to 40 years; other intangible assets, consisting of purchased patents, trademarks and other identified rights, are amortized over their legal or estimated useful lives, whichever is shorter (generally not exceeding 17 years). The company's policy is to review the carrying amounts of goodwill and other intangible assets whenever events or changes in

                                     Baxter International 1999 Annual Report  35

Notes to Consolidated Financial Statements

circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances might include a significant decline in market share, a significant decline in profits, rapid changes in technology, significant litigation or other items. In evaluating the recoverability of goodwill and other intangible assets, management's policy is to compare the carrying amounts of such assets with the estimated undiscounted future operating cash flows. In the event an impairment exists, an impairment charge would be determined by comparing the carrying amounts of the asset to the applicable estimated future cash flows, discounted at a risk-adjusted interest rate. In addition, the remaining amortization period for the impaired asset would be reassessed and revised if necessary. Management does not believe the carrying amounts of goodwill and other intangible assets are impaired at December 31, 1999.

Earnings per share (EPS)

The numerator for both basic and diluted EPS is net earnings available to common shareholders. The denominator for basic EPS is the weighted-average number of common shares outstanding during the period. The following is a reconciliation of the shares (denominator) of the basic and diluted per-share computations:

years ended December 31 (in million of shares)          1999    1998    1997
--------------------------------------------------------------------------------
Basic EPS                                                290     284     278
--------------------------------------------------------------------------------
Effect of dilutive securities
    Employee stock options                                 4       5       4
    Employee stock purchase plans and
       equity forward agreements                           1       -       -
--------------------------------------------------------------------------------
Diluted EPS                                              295     289     282
================================================================================

Comprehensive income

Comprehensive income encompasses all changes in stockholders' equity other than those arising from stockholders, and generally consists of net income, currency translation adjustments and unrealized net gains and losses on marketable equity securities. Accumulated currency translation adjustments were ($377) million, ($297) million, and ($222) million at December 31, 1999, 1998 and 1997, respectively. Accumulated unrealized net gains on marketable equity securities were immaterial in each year.

Start-up costs

Effective at the beginning of 1999, the company adopted AICPA Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." This SOP required that the costs of start-up and organization activities previously capitalized be expensed and reported as a cumulative effect of a change in accounting principle, and requires that such costs subsequent to adoption be expensed as incurred. The after-tax cumulative effect of this accounting change was $27 million.

Derivatives

Realized gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and ultimately are recognized in other income or expense. Gains and losses and option premiums relating to qualifying hedges of firm commitments or anticipated transactions are deferred and recognized in income as offsets of gains and losses resulting from the underlying hedged transactions. Gains and losses relating to terminations of qualifying hedges are included in the carrying amounts and amortized over the remaining expected lives of the underlying assets or liabilities. In circumstances where the underlying assets or liabilities are sold or no longer exist, any remaining carrying value adjustments are recognized in other income or expense. Gains and losses on hedges of net investments are reported as currency translation adjustments in stockholders' equity. The interest rate differential relating to interest rate swaps used to hedge debt obligations and net investments in foreign affiliates is reflected as an adjustment to interest expense over the lives of the swaps. Equity forward agreements are accounted for in accordance with their settlement terms and are recorded directly to equity. Cash flows from derivatives are classified in the same category as the cash flows from the related investment, borrowing or foreign exchange activity.

Cash and equivalents

Cash and equivalents include cash, certificates of deposit and marketable securities with an original maturity of three months or less.

Reclassifications

Certain reclassifications have been made to conform the 1998 and 1997 financial statements and notes to the 1999 presentation.

New accounting pronouncement

In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), which was later amended by Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133". Statement No. 133, as amended, requires companies to record derivatives on the balance sheet as assets or liabilities measured at fair value. The accounting treatment of gains and losses resulting from changes in the value of derivatives will depend on the use of the derivative and whether it qualifies for hedge accounting. The company will adopt SFAS No. 133, as amended, no later than January 1, 2001, as required, and is currently assessing the impact of adoption on its consolidated financial statements.

36 Baxter International 1999 Annual Report

===============================================================================
2  DISCONTINUED OPERATION

On July 11, 1999, the board of directors of Baxter approved a plan to spin off to Baxter stockholders its CardioVascular business, to be named Edwards Lifesciences Corporation (Edwards), which provides a comprehensive line of products and services to treat late-stage cardiovascular disease. Management expects that shares of Edwards will be distributed in a tax-free distribution to Baxter stockholders on March 31, 2000. The distribution will result in Edwards operating as an independent entity with publicly traded common stock. The company's consolidated financial statements and related notes have been adjusted and restated to reflect the financial position, results of operations and cash flows of Edwards as a discontinued operation.

The following selected financial data for Edwards is presented for informational purposes only and does not necessarily reflect what the results of operations and financial position would have been had the business operated as a stand-alone entity.

years ended December 31 (in millions)                  1999    1998    1997
--------------------------------------------------------------------------------
Net sales                                              $906    $893    $879
================================================================================

Income from discontinued operation in 1999 included $19 million in net costs directly associated with effecting the business distribution. Basic and diluted EPS in 1999 relating to the net-of-tax net cost was $.07 and $.06.

as of December 31 (in millions)                              1999    1998
--------------------------------------------------------------------------------
Net current assets                                         $  207  $  200
Net noncurrent assets                                       1,024   1,075
--------------------------------------------------------------------------------
Total net assets                                           $1,231  $1,275
================================================================================

Through the issuance of new third-party debt, approximately $550 million of Baxter's existing debt will be indirectly assumed by Edwards.
================================================================================
3  ACQUISITIONS AND DIVESTITURES

Accounting for acquisitions

All acquisitions during the three years ended December 31, 1999, were accounted for under the purchase method. Results of operations of acquired companies are included in the company's results of operations as of the respective acquisition dates. Pro forma information is not presented with respect to the acquisitions as it is not material. The purchase price of each acquisition was allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. The excess of the purchase price over the fair values of the net tangible assets, identifiable intangible assets and liabilities acquired was allocated to goodwill, and is being amortized on a straight-line basis over periods ranging from 15 to 40 years. As further discussed below, a portion of the purchase price for certain of the acquisitions was allocated to in-process research and development (IPR&D) which, under GAAP, was immediately expensed.

Significant acquisitions

The following is a summary of the company's significant recent acquisitions along with the purchase price and the allocation of the purchase price to IPR&D and intangible assets.

                              Acquisition    Purchase          Intangible assets
                                                               -----------------
(in millions)                        date       price   IPR&D  Goodwill    Other
--------------------------------------------------------------------------------
                                      May
Somatogen, Inc.                      1998        $206    $116        $2      $3

                                 December
Bieffe Medital S.p.A.                1997         188       -       124      15

Immuno                           December
International AG                     1996         569     220        96     125
================================================================================

Somatogen, Inc. (Somatogen) was a developer of recombinant hemoglobin-based technology, which was acquired for approximately 3.5 million shares of Baxter International Inc. common stock. Somatogen shareholders are entitled to a contingent deferred cash payment of up to $2.00 per Somatogen share, or approximately $42 million, based on a percentage of sales of future products through the year 2007. Bieffe Medital S.p.A. (Bieffe) was a manufacturer of dialysis and intravenous solutions and containers. Immuno International AG (Immuno) was a manufacturer of biopharmaceutical products and services for transfusion medicine. In addition, Research Medical, Inc., which is part of the discontinued operation, was acquired in March 1997 for approximately 4.8 million shares of Baxter International Inc. common stock.

In November 1999, the company entered into a definitive agreement to acquire North American Vaccine, Inc. (NAV), a developer of vaccines for the prevention of infectious diseases, for approximately $390 million. Prior to the closing of the acquisition, Baxter has guaranteed a $30 million NAV credit facility, of which $10 million of NAV borrowings were outstanding at December 31, 1999. It is expected that a substantial portion of the purchase price of NAV will be allocated to IPR&D and immediately expensed. In December 1999, the company entered into a definitive agreement to acquire Althin Medical, a manufacturer of hemodialysis products, for approximately $130 million, including assumed debt. Management is in the process of estimating the portion of the purchase price which will be allocated to IPR&D. The closings of the acquisitions are subject to certain terms and conditions. Both transactions are expected to close in the first six months of 2000.

                                      Baxter International 1999 Annual Report 37

Notes to Consolidated Financial Statements

IPR&D

Amounts allocated to IPR&D were determined on the basis of independent appraisals using the income approach, which measures the value of an asset by the present value of its future economic benefits. Estimated cash flows were discounted to their present values at rates of return that incorporate the risk-free rate, the expected rate of inflation, and risks associated with the particular projects, including their stages of completion. Projected revenue and cost assumptions were determined considering the company's historical experience and industry trends and averages. No value was assigned to any IPR&D project unless it was probable of being further developed.

The following is a summary of the amounts allocated to IPR&D by significant project category:

(in millions)                                      Somatogen         Immuno
--------------------------------------------------------------------------------
Oxygen-carrying therapeutics                            $116
Plasma-based therapies                                                 $142
Vaccines                                                                 78
--------------------------------------------------------------------------------
Total                                                   $116           $220
================================================================================

Somatogen was a development-stage company and no revenue had ever been generated from commercial product sales. The development of oxygen-carrying therapeutics is a strategic priority to Baxter. At the time of the acquisition, Baxter was in final-stage (Phase III) clinical trials with its HemAssist(R) (DCLHb) product. Baxter acquired Somatogen to advance the development of new generations of recombinant oxygen-carrying technology-based products with enhanced attributes. Subsequent to the date of the acquisition, Baxter decided to end its HemAssist (DCLHb) program and focus on Somatogen's next-generation program. Material net cash inflows relating to Somatogen's IPR&D were forecasted in the valuation to begin in 2004. Estimated research and development (R&D) costs to be incurred prior to 2004 were forecasted in the valuation to total approximately $100 million. A discount rate of 22 percent was used in the valuation. As the R&D efforts progress, it is currently forecasted that material net cash inflows relating to Somatogen's IPR&D as of acquisition date will not begin until after 2005. Also, it is currently estimated that over $250 million of R&D costs will be incurred between the date of acquisition and 2006, with increasing levels of spending to be incurred each year. Approximately $18 million and $10 million of R&D costs were expensed in 1999 and 1998, respectively.

With respect to Immuno, the two project categories were comprised of 18 projects, many of which were comprised of multiple sub-projects. The status of development, stage of completion, assumptions, nature and timing of remaining efforts for completion, risks and uncertainties, and other key factors varied by individual project. Discount rates of 18 percent and 35 percent were used for plasma-based therapies and vaccines, respectively. Material net cash inflows for the most significant projects were forecasted to commence between 1998 and 2000. Assumed additional research and development expenditures prior to the various dates of project introductions totaled approximately $77 million. The projects are currently at various stages of development and virtually all of the significant projects that were in-process at the acquisition date are ongoing at December 31, 1999. As part of the post-acquisition integration and R&D rationalization process, management reassessed all of Immuno's ongoing R&D projects in conjunction with a re-evaluation of Baxter's existing R&D projects, and re-prioritized certain projects, resulting in modifications to originally planned timetables for certain of the projects. Such changes in timetables were also significantly influenced by marketplace trends and competitive factors occurring since the acquisition date. Most significantly, the timetables for certain of the plasma-based therapies projects have been delayed in order to accelerate the development of the next-generation recombinant Factor VIII concentrate for hemophilia treatment, given the strong and accelerating demand for recombinant products in the marketplace. In general, projects are not currently projected to be delayed by more than two to four years from the acquisition date timetables. Total additional R&D expenditures prior to the various dates of product introductions are not currently forecasted to be substantially different from that assumed in the model. Approximately $24 million, $25 million and $36 million of R&D costs have been expensed in 1999, 1998 and 1997, respectively.

With respect to Somatogen and Immuno IPR&D, the products currently under development are at various stages of development, and substantial further research and development, pre-clinical testing and clinical trials will be required to determine their technical feasibility and commercial viability. There can be no assurance such efforts will be successful. Delays in the development, introduction or marketing of the products under development could result either in such products being marketed at a time when their cost and performance characteristics would not be competitive in the market-place or in a shortening of their commercial lives. If the products are not completed on time, the expected return on the company's investments could be significantly and unfavorably impacted.

Acquisition reserves

Based on plans formulated at acquisition date, as part of the allocation of purchase price, reserves have been established for certain acquisitions. The following is a summary of significant reserves and related activity for recent acquisitions. Actions executed to date and anticipated in the future with respect to these acquisitions are substantially consistent with the original plans. Management expects the plans to be substantially complete in accordance with the originally established timetable. Management believes remaining reserves are adequate to complete the actions contemplated by the plans.

38 Baxter International 1999 Annual Report

as of or for the years ended
December 31 (in millions)                             Bieffe   Immuno   Clintec
--------------------------------------------------------------------------------
Original reserve
   Employee-related costs                               $ 6      $38       $18
   Contract termination and other costs                  13       41         5
   -----------------------------------------------------------------------------
      Total original reserve                            $19      $79       $23
--------------------------------------------------------------------------------
1997 reserve utilization                                n/a       (4)       (1)
1998 reserve utilization                                 (3)     (22)       (3)
1999 reserve utilization                                 (2)     (11)       (1)
--------------------------------------------------------------------------------
Balance at December 31, 1999                            $14      $42       $18
================================================================================

Employee-related costs consisted principally of employee severance associated with headcount reductions in Europe impacting various functions at the acquired companies. The headcount reductions for Immuno primarily impacted the sales and marketing functions, and for Clintec Nutrition Company (Clintec), primarily impacted the manufacturing function. Utilization of reserves for employee-related costs totaled $2 million in 1998 for Bieffe, $6 million, $16 million and $2 million in 1999, 1998 and 1997, respectively, for Immuno, and $3 million and $1 million in 1998 and 1997, respectively, for Clintec.

Contract termination and other costs related principally to the exiting of activities and termination of distribution, lease and other contracts of the acquired companies that existed prior to the acquisition date that either continued with no economic benefit or required payment of a cancellation penalty.

Divestiture

In December 1997, the company sold certain assets of its Immunotherapy division to Nexell Therapeutics Inc. (Nexell) and recognized a pretax gain of $32 million. Proceeds received included publicly traded common stock, convertible preferred stock and warrants to acquire additional common stock in the future. Sale of the common stock is subject to certain restrictions.
================================================================================
4  EXIT AND OTHER REORGANIZATION COSTS

In September 1998, the company decided to end the clinical development of the Blood Therapies' segment's first-generation oxygen-carrying therapeutic, HemAssist (DCLHb), which was based on human hemoglobin, and focus on the next-generation program, which is based on genetically engineered hemoglobin molecules. The company also decided to exit certain non-strategic investments, primarily in Asia, and reorganize certain other activities. As a result of these decisions, the company recorded a $122 million pretax charge in the third quarter of 1998.

Included in the total charge was a $74 million charge to write down certain assets to estimated sales or salvage value due to impairment. The majority of the asset writedowns related to assets located in a manufacturing facility in Neuchatel, Switzerland, that were used solely in the development and manufacture of HemAssist (DCLHb), and had no alternative future use. Activities ceased upon the decision to end the clinical development of HemAssist (DCLHb). In 1999, the company began modifications to this manufacturing facility, which was designed to manufacture a human hemoglobin product, to produce recombinant biopharmaceutical products. Such alternate production is expected to commence at the Neuchatel facility in the next two to three years.

The following is a summary of the components of the remainder of the charge and utilization of such reserves to date:

as of or for the years ended                       Employee-   Other
December 31 (in millions)                     related costs    costs   Total
--------------------------------------------------------------------------------
Original charge                                         $34      $14     $48
1998 utilization                                        (12)      (6)    (18)
1999 utilization                                        (16)      (7)    (23)
--------------------------------------------------------------------------------
Reserves at December 31, 1999                           $ 6      $ 1     $ 7
================================================================================

Employee-related costs consisted principally of employee severance resulting from the elimination of approximately 375 positions worldwide. The headcount reductions affected various functions and pertained principally to the Blood Therapies and I.V. Systems/Medical Products segments. Approximately 340 positions have been eliminated through December 31, 1999. The other costs related principally to contractual obligations that existed prior to the date of the charge that either continued with no economic benefit or required payment of a cancellation penalty. The majority of such costs related to the terminated HemAssist (DCLHb) program and included cancellation costs associated with a minimum purchase agreement.

In September 1995, the company recorded a pretax charge of $103 million primarily to eliminate excess plant capacity and reduce manufacturing costs. The charge predominantly related to the closure and disposal of the intravenous-solutions plant and warehouse in Carolina, Puerto Rico, which was part of the I.V. Systems/Medical Products segment. Management's plan entailed transferring production to other facilities in Puerto Rico and the United States upon receipt of the necessary approvals from the United States Food and Drug Administration, and then selling or otherwise disposing of the facility. All production and warehousing was consolidated into other facilities as of year-end 1998 in accordance with the original plan. The total charge included a $67 million charge to write down the facility to estimated sales value due to impairment. Suspended depreciation on the facility totaled approximately $6 million per year since the date of the charge.

                                     Baxter International 1999 Annual Report 39

Notes to Consolidated Financial Statements

The following is a summary of the components of the remainder of the charge and utilization of such reserves by year and category:

as of or for the years ended                         Employee-  Other
December 31 (in millions)                       related costs   costs   Total
--------------------------------------------------------------------------------
Original charge                                           $27      $9    $ 36
1995 utilization                                           (1)      -      (1)
1996 utilization                                          (10)     (1)    (11)
1997 utilization                                           (1)     (2)     (3)
1998 utilization                                           (5)     (6)    (11)
1999 utilization                                          (10)      -     (10)
--------------------------------------------------------------------------------
Reserves at December 31, 1999                             $ -      $-    $  -
================================================================================

Employee-related costs consisted principally of employee severance resulting from the elimination of approximately 1,200 positions, principally in Puerto Rico. Certain positions, primarily direct labor, were added to other facilities to support the increased production levels at those sites. Other costs principally related to contractual obligations that existed prior to the date of the charge and either continued with no economic benefit or required payment of a cancellation penalty. The reserves were fully utilized during 1999 as employee severance was paid and other wind-down activities were completed. Management's objectives for the plan were met substantially in accordance with the originally estimated cost and timetable.

================================================================================

5  LONG-TERM DEBT, CREDIT FACILITIES & LEASE OBLIGATIONS
                                            Effective
as of December 31 (in millions)         interest rate         1999         1998
--------------------------------------------------------------------------------
Commercial paper                                 5.3%       $  668       $  800
--------------------------------------------------------------------------------
Short-term notes                                 3.0%          646          659
--------------------------------------------------------------------------------
9.25% notes due 1999                             9.6%            -           99
--------------------------------------------------------------------------------
Zero coupon notes
    due 2000 (unamortized original
    issue discounts of $9 and $24,
    respectively)                               10.9%          120          123
--------------------------------------------------------------------------------
8.125% notes due 2001                            6.2%          155          158
--------------------------------------------------------------------------------
7.625% notes due 2002                            7.5%          151          151
--------------------------------------------------------------------------------
7.125% notes due 2007                            7.1%          251          251
--------------------------------------------------------------------------------
7.25% notes due 2008                             7.5%          198          198
--------------------------------------------------------------------------------
9.5% notes due 2008                              9.5%           75           75
--------------------------------------------------------------------------------
7.65% debentures due 2027                        7.6%          202          202
--------------------------------------------------------------------------------
6.625% debentures due 2028                       6.7%          249          249
--------------------------------------------------------------------------------
Other                                                           16          246
--------------------------------------------------------------------------------
Total long-term debt and
    lease obligations                                        2,731        3,211
Current portion                                               (130)        (115)
--------------------------------------------------------------------------------
Long-term portion                                           $2,601       $3,096
================================================================================

The company leases certain facilities and equipment under capital and operating leases expiring at various dates. Most of the operating leases contain renewal options. Rent expense under operating leases was $91 million, $79 million and $77 million in 1999, 1998 and 1997, respectively.

Future minimum lease payments and debt maturities
                                                               Aggregate debt
                                                                   maturities
as of or for the years ended                    Operating         and capital
December 31 (in millions)                          leases              leases
--------------------------------------------------------------------------------
2000                                                $  73             $   138
2001                                                   56                  61
2002                                                   42                 154
2003                                                   28               1,388/1/
2004                                                   25                   3
Thereafter                                             58               1,013
--------------------------------------------------------------------------------
Total obligations and commitments                   $ 282             $ 2,757
=========================================================
Amounts representing interest,
   discounts, premiums and deferred
   financing costs                                                          (26)
--------------------------------------------------------------------------------
Total long-term debt and present
     value of lease obligations                                         $ 2,731
================================================================================

1. Includes $1,314 million of commercial paper and short-term notes supported by long-term credit facilities expiring in 2003.

The company maintains two revolving credit facilities which total $1.2 billion. Of this total, $400 million will expire in 2000 and another $800 million facility will expire in 2003. The facilities enable the company to borrow funds on an unsecured basis at variable interest rates and contain various covenants, including a maximum debt-to-capital ratio and a minimum interest coverage ratio. There were no borrowings outstanding under these facilities at December 31, 1999 or 1998. Baxter also maintains or guarantees other short-term credit arrangements which totaled approximately $447 million at December 31, 1999. Approximately $93 million and $94 million of borrowings were outstanding under these facilities at December 31, 1999 and 1998, respectively. At December 31, 1999 and 1998, commercial paper and short-term notes together totaling $718 million and $800 million, respectively, have been classified with long-term debt as they are supported by the long-term credit facilities, which management intends to continue to refinance.

During 1998, a wholly-owned subsidiary of the company entered into an $800 million revolving credit facility, which Expires in 2003 and enables the subsidiary to borrow funds at variable interest rates. The agreement contains various covenants, including a minimum interest coverage ratio, a maximum debt-to-adjusted earnings ratio and a minimum adjusted net worth amount. There were $596 million and $659 million in borrowings outstanding under this facility at

40 Baxter International 1999 Annual Report

December 31, 1999 and 1998, respectively, and they were denominated in Swiss Francs. These borrowings are secured and guaranteed by a pledge of the shares of the borrower and certain of its subsidiaries.

================================================================================
6  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Concentrations of credit risk

In the normal course of business, the company provides credit to customers in the health-care industry, performs credit evaluations of these customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts. The allowance for doubtful accounts was $34 million and $37 million at December 31, 1999 and 1998, respectively.

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

Interest rate risk management

Baxter uses forward contracts, options and interest rate swaps generally from one to three years in duration to manage the company's exposure to adverse movements in interest rates. The book values of debt at December 31, 1999 and 1998 reflect deferred hedge gains of $11 million and $16 million, respectively, offset by $2 million and $2 million of deferred hedge losses, respectively.

Foreign exchange risk management

The company principally hedges the following currencies: Japanese Yen, the Euro and Swiss Franc. The company enters into various types of foreign exchange contracts to protect the company from the risk that the eventual net dollar cash flows resulting from transactions with foreign customers and suppliers may be adversely affected by changes in currency exchange rates. The company also enters into foreign exchange contracts, with terms generally less than two years, to hedge anticipated but not yet committed sales expected to be denominated in foreign currencies. Deferred hedging gains on hedges of anticipated but not yet committed sales totaled $7 million and $2 million at December 31, 1999 and 1998, respectively.

The company has entered into foreign exchange contracts, for up to 10 years, to hedge certain of its net investments in foreign affiliates. These contracts hedge the U.S. dollar value of foreign currency denominated net assets from the effects of volatility in currency exchange rates by creating debt denominated in the respective currencies of the underlying net assets. The increase or decrease in the debt balance is directly offset by a corresponding fluctuation in the underlying net assets.

Interest rate and foreign exchange contracts

as of December 31 (in millions)             1999                1998
--------------------------------------------------------------------------
                                      Notional   Market   Notional  Market
                                       amounts   values    amounts  values
--------------------------------------------------------------------------
Interest rate contracts
Floating to fixed rate hedges           $  300    $   3     $  600   $  (3)
 Average pay rate 7.4% in
   1999 and 5.4% in 1998
 Average receive rate 5.8% in
   1999 and 5.6% in 1998
==========================================================================

Foreign exchange contracts
Forwards and options primarily
 used to hedge anticipated sales
   Japanese Yen                         $  714    $  (2)    $  489   $  (1)
   Euro                                    672       17        220       2
   Other currencies                         40        -         88       2
   -----------------------------------------------------------------------
     Total                              $1,426    $  15     $  797   $   3
--------------------------------------------------------------------------
Forwards and swaps used to
 hedge net investments in
 foreign affiliates
   Japanese Yen                         $  315    $(113)    $  315   $ (58)
   Euro                                  2,650      175      2,250    (144)
   Other currencies                         15        -         82       -
   -----------------------------------------------------------------------
     Total                              $2,980    $  62     $2,647   $(202)
--------------------------------------------------------------------------
Forwards used to hedge certain
 receivables and payables
 (primarily Japanese Yen, Euro
 and Swiss Franc)                       $   58    $   -     $  274   $   -
==========================================================================

In conjunction with the spin-off of Edwards, it is expected that certain of the foreign exchange contracts summarized above, principally those used to hedge anticipated sales, will be transferred to Edwards. The estimated total notional amount and market value of such contracts totaled $350 million and $1 million, respectively, at December 31, 1999.

                                     Baxter International 1999 Annual Report  41

Notes to Consolidated Financial Statements


Fair values of financial instruments

                                                           Approximate
                                        Carrying amounts   fair values
                                        --------------------------------
as of December 31 (in millions)            1999     1998    1999    1998
------------------------------------------------------------------------
Assets
 Long-term insurance
   receivables                           $  301   $  408  $  248  $  351
 Investments in affiliates                  145      118     158     115
 Foreign exchange hedges                     25        8      15       4
Liabilities
 Short-term debt                            125      156     125     156
 Short-term borrowings
   classified as long term                1,314    1,459   1,312   1,462
 Other long-term debt
   and lease obligations                  1,417    1,752   1,326   1,854
 Long-term litigation
   liabilities                              273      246     237     217
========================================================================

Although the company's litigation remains unresolved by final orders or settlement agreements in some cases, the estimated fair values of insurance receivables and long-term litigation liabilities were computed by discounting the expected cash flows based on currently available information. The approximate fair values of other assets and liabilities are based on quoted market prices, where available.

The carrying values of all other financial instruments approximate their fair values due to the short-term maturities of these assets and liabilities.

================================================================================
7  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

as of December 31 (in millions)                             1999     1998
-------------------------------------------------------------------------
Accounts payable, principally trade                       $  612   $  507
Employee compensation and withholdings                       260      222
Litigation                                                   183      475
Pension and other deferred benefits                           40       18
Property, payroll and other taxes                            105       85
Other                                                        605      717
-------------------------------------------------------------------------
Accounts payable and accrued liabilities                  $1,805   $2,024
=========================================================================

================================================================================
8  COMMON AND PREFERRED STOCK

Baxter has several stock-based compensation plans, which are described below. The company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plans. The compensation expense recognized for continuing operations for performance-based, restricted and other stock plans was $26 million, $15 million and $11 million in 1999, 1998 and 1997, respectively. Had compensation cost for all of the company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method of FASB Statement No. 123, "Accounting for Stock-Based Compensation," the company's income from continuing operations before cumulative effect of accounting change and related earnings per share (EPS) would have been reduced to the pro forma amounts indicated below:

Pro forma income and EPS

years ended December 31
(in millions, except per share data)     1999   1998   1997
-----------------------------------------------------------
Pro forma income                        $ 728  $ 222  $ 340
Pro forma basic EPS                     $2.51  $ .78  $1.22
Pro forma diluted EPS                   $2.48  $ .77  $1.21
===========================================================

Pro forma compensation expense for stock options and employee-stock subscriptions was calculated using the Black-Scholes model.

Fixed stock option plans

Stock options have been granted at various dates. All grants have a 10-year initial term and have an exercise price at least equal to 100% of market value on the date of grant. Vesting terms vary, with most outstanding options vesting 100% in three years, 100% in five years, or ratably over three years.

Employees of Edwards will be required to exercise any vested options within 90 days from the date of spin-off, which is currently anticipated to occur on March 31, 2000. All unvested options will be canceled 90 days after the date of spin-off.

Stock options outstanding at December 31, 1999

(option shares
 in thousands)         Options outstanding                 Options exercisable
------------------------------------------------------------------------------
                                 Weighted-
                                   average
                                 remaining   Weighted-               Weighted-
Range of                       contractual     average                 average
exercise                              life    exercise                exercise
prices            Outstanding       (years)      price  Exercisable      price
------------------------------------------------------------------------------
$19 - 26                1,346          3.7      $24.32        1,346     $24.32
 27 - 40                2,222          4.6       34.17        2,222      34.17
 41 - 51                5,947          7.2       47.48        4,717      47.57
 52 - 84                9,294          8.7       63.58          470      56.34
------------------------------------------------------------------------------
$19 - 84               18,809          6.1      $52.20        8,755     $41.06
==============================================================================

As of December 31, 1998 and 1997, there were 4,565,000 and 6,314,000 options exercisable, respectively, at weighted-average exercise prices of $30.27 and $29.84, respectively.

42  Baxter International 1999 Annual Report

Stock option activity

                                                            Weighted-
                                                             average
(option shares in thousands)                  Shares   exercise price
---------------------------------------------------------------------
Options outstanding at January 1, 1997        12,501           $34.89
Granted                                        4,208            47.59
Exercised                                     (2,406)           29.04
Forfeited                                       (421)           38.76
---------------------------------------------------------------------
Options outstanding at December 31, 1997      13,882            39.64
Granted                                        4,806            59.83
Exercised                                     (1,728)           28.69
Forfeited                                       (587)           49.51
---------------------------------------------------------------------
Options outstanding at December 31, 1998      16,373            46.37
Granted                                        5,013            66.73
Exercised                                     (1,958)           39.18
Forfeited                                       (619)           56.73
---------------------------------------------------------------------
Options outstanding at December 31, 1999      18,809           $52.20
=====================================================================

Included in the tables above are grants of certain premium-priced options. During 1998, approximately 450,000 premium-priced stock options were granted with a weighted-average exercise price of $76.78 and a weighted-average fair value of $12.70. During 1996, approximately 2.4 million premium-priced stock options were granted with an exercise price of $51 and a weighted-average fair value of $11.01. All of such options granted in 1998 and 1.7 million of such options granted in 1996 are outstanding at December 31, 1999.

Pro forma compensation expense was calculated with the following weighted-average assumptions for grants in 1999, 1998, and 1997, respectively: dividend yield of 1.5%, 1.5% and 2.1%; expected life of six, six and seven years; expected volatility of 29%, 29% and 28%; and risk-free interest rates of 5.4%, 5.3% and 6.2%. The weighted-average fair value of options granted during the year were $22.59, $18.58 and $15.95 in 1999, 1998 and 1997, respectively.

Stock options had also been granted to The Baxter Allegiance Foundation (a philanthropic organization). A total of 2,198,478 options had been granted in 1991 and 1992 at a weighted-average exercise price of $31.44. All of the 1,952,253 options outstanding at December 31, 1998 were either exercised or forfeited during 1999.

Employee stock purchase plans

The company has employee stock purchase plans whereby it is authorized, as of December 31, 1999, to issue up to 10 million shares of common stock to its employees, nearly all of whom are eligible to participate. The purchase price is the lower of 85% of the closing market price on the date of subscription or 85% of the closing market price as defined by the plans. The total subscription amount for each participant cannot exceed 25% of current annual pay. Under the plans, the company sold 777,618, 810,855 and 760,490 shares to employees in 1999, 1998 and 1997, respectively. Pro forma compensation expense was estimated with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: dividend yield of 1.5%, 1.5% and 2.1%; expected life of one year for all periods; expected volatility of 33% for all periods, and risk-free interest rates of 5.4%, 4.4% and 5.7%. The weighted-average fair value of those purchase rights granted in 1999, 1998 and 1997 was $20.09, $15.16 and $13.27, respectively.

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

At December 31, 1999, 589,950 shares were subject to restrictions, which lapse between 2000 and 2002, and 348,553 shares were subject to restrictions that lapse upon achievement of future performance objectives and related vesting periods. During 1999, 1998 and 1997, 542,500, 242,740 and 24,930 shares, respectively, of restricted stock and performance shares were granted at weighted-average grant-date fair values of $63.99, $58.74 and $51.29 per share, respectively.

Shared investment plan

In 1999, the company sold approximately 3.1 million shares of the company's common stock to 142 of Baxter's senior managers for approximately $198 million in cash. This plan, which is similar to one implemented in 1994, directly aligns management and shareholder interests. The Baxter managers used full-recourse personal bank loans to purchase the stock at the May 3, 1999 closing price of $63.625. Baxter has agreed to guarantee repayment to the banks in the event of default by a participant in the plan. The total outstanding participant loan amount relating to the 1999 Shared Investment Plan at December 31, 1999 was $195 million.

                                     Baxter International 1999 Annual Report  43

Notes to Consolidated Financial Statements


Stock repurchase programs

In November 1995, the company's board of directors authorized the repurchase of up to $500 million of common stock over a period of several years, of which $451 million has been repurchased as of December 31, 1999. The remainder of the authorized amount is expected to be repurchased in 2000. In November 1999, the board of directors authorized the repurchase of an additional $500 million over a period of several years.

Equity forward agreements

In order to partially offset the dilutive effect of stock issuances under the company's employee stock option plans, the company entered into forward agreements during 1999 with independent third parties related to approximately
7.5 million shares of Baxter common stock. The forward agreements require the company to purchase its common stock from the counterparties on specified future dates and at specified prices. The company can, at its option, require settlement of the agreements with shares of its common stock or, in some cases, cash, in lieu of physical settlement. The company may, at its option, terminate and settle these agreements early at any time before maturity. In conjunction with its stock repurchase program, the company terminated one of the agreements during 1999 prior to original maturity date, delivering approximately $33 million in cash to the counterparty for 500,000 shares of its common stock. As of December 31, 1999, agreements related to approximately 3.3 million shares mature in 2000 at exercise prices ranging from $68 to $71 per share and agreements related to approximately 3.7 million shares mature in 2002 at exercise prices ranging from $73 to $81 per share.

Other

Approximately 100 million shares of no par value preferred stock are authorized for issuance in series with varying terms as determined by the board of directors.

In March 1999, common stockholders received a dividend of one preferred stock purchase right (collectively, the "Rights") for each share of common stock. These Rights replaced similar rights that expired in March 1999. The Rights may become exercisable at a specified time after (1) a person or group acquires 15% or more of the company's common stock or (2) a tender or exchange offer for 15% or more of the company's common stock. Once exercisable, the holder of each Right is entitled to purchase, upon payment of the exercise price, shares of the company's common stock having a market value equal to two times the exercise price of the Rights. The Rights have a current exercise price of $275. The Rights expire on March 23, 2009, unless earlier redeemed by the company under certain circumstances at a price of $0.01 per Right.

================================================================================
9  RETIREMENT AND OTHER BENEFIT PROGRAMS

The company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for its employees.

Reconciliation of plans' benefit obligations, assets and funded status

                                                  Pension                Other
as of or for the years ended                     benefits             benefits
                                        --------------------------------------
December 31 (in millions)                 1999       1998      1999       1998
------------------------------------------------------------------------------
Benefit obligation
Beginning of year                       $1,427     $1,305     $ 200      $ 202
Service cost                                48         41         3          3
Interest cost                              103         96        13         14
Participant contributions                    2          2         3          3
Actuarial (gain) loss                     (148)        60       (30)       (12)
Acquisitions                                 1          -         -          -
Curtailment gain                            (7)        (3)       (3)         -
Benefit payments                           (76)       (74)      (11)       (10)
Currency exchange-rate
 changes and other                          (6)         -         -          -
------------------------------------------------------------------------------
End of year                              1,344      1,427       175        200
------------------------------------------------------------------------------
Fair value of plan assets
Beginning of year                        1,472      1,309         -          -
Actual return on plan assets               302        179         -          -
Employer contributions                      13         53         8          7
Participant contributions                    2          2         3          3
Acquisitions                                11          -                    -
Benefit payments                           (76)       (74)      (11)       (10)
Currency exchange-rate
 changes and other                           -          3         -          -
------------------------------------------------------------------------------
End of year                              1,724      1,472         -          -
------------------------------------------------------------------------------
Funded status
Funded status at December 31               380         45      (175)      (200)
Unrecognized
 transition obligation                       9         18         -          -
Unrecognized net gains                    (390)       (66)      (98)       (75)
Unrecognized prior-service cost             (3)         2         -          -
------------------------------------------------------------------------------
Net amount recognized                   $   (4)    $   (1)    $(273)     $(275)
------------------------------------------------------------------------------
Prepaid benefit cost                    $  121     $  119     $   -      $   -
Accrued benefit liability                 (125)      (120)     (273)      (275)
------------------------------------------------------------------------------
Net amount recognized                   $   (4)    $   (1)    $(273)     $(275)
==============================================================================

The accumulated benefit obligation is in excess of plan assets for certain of the company's pension plans. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for these plans was $140 million, $128 million and $23 million, respectively, at December 31, 1999, and $146 million, $123 million and $18 million, respectively, at December 31, 1998.

44  Baxter International 1999 Annual Report

Net periodic benefit cost

years ended December 31 (in millions)                   1999     1998      1997
--------------------------------------------------------------------------------
Pension benefits
Service cost                                              48      $41       $36
Interest cost                                            102       96        90
Expected return on plan assets                          (133)    (117)     (109)
Amortization of prior service cost                         1        1         2
Amortization of transition obligation                      6        6         6
--------------------------------------------------------------------------------
Net periodic pension benefits cost                       $24      $27       $25
--------------------------------------------------------------------------------

Other benefits
Service cost                                             $ 3      $ 3       $ 3
Interest cost                                             12       14        14
Recognized actuarial gain                                 (7)      (6)       (6)
--------------------------------------------------------------------------------
Net periodic other benefits cost                         $ 8      $11       $11
================================================================================

The net periodic benefit cost amounts pertain to both continuing and discontinued operations.

Assumptions used in determining benefit obligations
                                                    Pension              Other
                                                    benefits           benefits
                                             -----------------------------------
                                             1999       1998     1999      1998
--------------------------------------------------------------------------------
Discount rate
   U.S. and Puerto Rico plans                8.25%      7.25%    8.25%     7.25%
   International plans (average)              5.7%       5.4%     n/a       n/a
Expected return on plan assets
   U.S. and Puerto Rico plans                10.5%      10.5%     n/a       n/a
   International plans (average)              6.9%       7.0%     n/a       n/a
Rate of compensation increase
   U.S. and Puerto Rico plans                 4.5%       4.5%     n/a       n/a
   International plans (average)              4.1%       4.2%     n/a       n/a
Annual rate of increase in the
 per-capita cost                              n/a        n/a      7.5%      8.0%
 Rate decreased to                            n/a        n/a      5.5%      5.0%
 By the year ended                            n/a        n/a     2002      2002
================================================================================

Effect of a one percent change in assumed health-care cost trend rate
                                                 One percent        One percent
                                                    increase           decrease
(in millions)                                1999       1998    1999       1998
--------------------------------------------------------------------------------
Effect on total of service and
 interest cost components                      $2         $3      $2         $2
Effect on postretirement
 benefit obligation                            21         28      18         22
================================================================================

Most U.S. employees are eligible to participate in a qualified defined contribution plan. Company matching contributions relating to continuing operations were $14 million, $14 million and $11 million in 1999, 1998 and 1997, respectively.

With respect to employees of the CardioVascular business, the company has announced its intent to freeze benefits at the date of spin-off under the U.S. defined benefit pension plan and under other plans that provide retirees with health-care and life insurance benefits. The pension liability related to such employees' service prior to the spin-off date will remain with Baxter. Included in net costs associated with effecting the business distribution in 1999 was a $5 million gain (net of tax of $4) relating to these benefit plan curtailments.

================================================================================
10  INTEREST AND OTHER (INCOME) EXPENSE

Interest expense, net

years ended December 31 (in millions)                      1999    1998    1997
--------------------------------------------------------------------------------
Interest, net
 Interest costs                                            $165    $198    $206
 Interest costs capitalized                                 (13)     (5)     (8)
--------------------------------------------------------------------------------
 Interest expense                                           152     193     198
 Interest income                                            (35)    (32)    (35)
--------------------------------------------------------------------------------
Total interest, net                                        $117    $161    $163
--------------------------------------------------------------------------------
Allocated to discontinued operation                        $ 30    $ 37    $ 32
Allocated to continuing operations                         $ 87    $124    $131
--------------------------------------------------------------------------------

The allocation of interest to continuing and discontinued operations was based on relative net assets of these operations.

Other expense (income)

years ended December 31 (in millions)                      1999    1998    1997
--------------------------------------------------------------------------------
Equity in (income) losses of affiliates                     $ 5    $  3    $ (2)
Asset dispositions, net                                      13     (23)    (48)
Foreign exchange                                             (8)      -     (22)
Other                                                         1       2      38
--------------------------------------------------------------------------------
Total other expense (income)                                $11    $(18)   $(34)
================================================================================

11  INCOME TAXES

U.S. federal income tax returns filed by Baxter International Inc. through December 31, 1994, have been examined and closed by the Internal Revenue Service. The company has ongoing audits in U.S. and international jurisdictions. In the opinion of management, the company has made adequate provisions for tax expenses for all years subject to examination.

                                     Baxter International 1999 Annual Report  45

Notes to Consolidated Financial Statements

Income before income tax expense by category

years ended December 31 (in millions)                    1999     1998     1997
--------------------------------------------------------------------------------
U.S.                                                   $  330     $ 78     $167
International                                             722      415      403
--------------------------------------------------------------------------------
Income from continuing operations
 before income taxes and cumulative
 effect of accounting change                           $1,052     $493     $570
================================================================================

Income tax expense

years ended December 31 (in millions)                    1999     1998     1997
--------------------------------------------------------------------------------
Current
 U.S.
   Federal                                               $(12)    $119     $ 91
   State and local                                         35        3      (19)
 International                                            151      151      125
--------------------------------------------------------------------------------
Current income tax expense                                174      273      197
--------------------------------------------------------------------------------
Deferred
 U.S.
   Federal                                                 68       (3)     (49)
   State and local                                         17        5       25
 International                                             14      (57)      26
--------------------------------------------------------------------------------
Deferred income tax expense (benefit)                      99      (55)       2
--------------------------------------------------------------------------------
Income tax expense                                       $273     $218     $199
================================================================================

The income tax for continuing operations was calculated as if Baxter were a stand-alone entity (without income from the discontinued operation).


Deferred tax assets and liabilities

years ended December 31 (in millions)                    1999     1998     1997
--------------------------------------------------------------------------------

Deferred tax assets
 Accrued expenses                                        $389     $349     $280
 Accrued postretirement benefits                          102      103      103
 Alternative minimum tax credit                           162      164      114
 Tax credits and net operating losses                     100      179      136
 Valuation allowances                                     (43)     (34)     (45)
--------------------------------------------------------------------------------
   Total deferred tax assets                              710      761      588
--------------------------------------------------------------------------------
Deferred tax liabilities
 Asset basis differences                                  471      473      510
 Subsidiaries' unremitted earnings                        160      188       91
 Other                                                     35       13        4
--------------------------------------------------------------------------------
   Total deferred tax liabilities                         666      674      605
--------------------------------------------------------------------------------
Net deferred tax asset (liability)                       $ 44     $ 87     $(17)
================================================================================

There are $4 million and $15 million of foreign tax credit carryforwards which expire in 2002 and 2003, respectively.

Income tax expense rate reconciliation

years ended December 31 (in millions)                    1999     1998     1997
--------------------------------------------------------------------------------
Income tax expense at statutory rate                     $368     $172     $200
Tax-exempt operations                                    (134)    (120)    (114)
State and local taxes                                      23       (3)      (7)
Repatriation of foreign earnings                            -       87        -
Foreign tax expense                                        18       46       43
IPR&D expense                                               -       41       77
Other factors                                              (2)      (5)       -
--------------------------------------------------------------------------------
Income tax expense                                       $273     $218     $199
================================================================================

The company has received a tax-exemption grant from Puerto Rico, which provides that its manufacturing operations will be partially exempt from local taxes until the year 2002. Appropriate taxes have been provided for these operations assuming repatriation of all available earnings. In addition, the company has other manufacturing operations outside the United States, which benefit from reductions in local tax rates under tax incentives that will continue at least until 2002.

U.S. federal income taxes, net of available foreign tax credits, on unremitted earnings deemed permanently reinvested would be approximately $371 million as of December 31, 1999.

--------------------------------------------------------------------------------
12  LEGAL PROCEEDINGS, COMMITMENTS & CONTINGENCIES

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

Following is a summary of certain legal matters pending against the company. For a more extensive description of such matters and other lawsuits, claims and proceedings against the company, see Baxter's Annual Report on Form 10-K for the year ended December 31, 1999.

46 Baxter International 1999 Annual Report

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

A class action on behalf of all women with silicone mammary implants was filed in March 1994. The class action was certified for settlement purposes only by the federal court in which it was filed in September 1994, and the settlement terms were subsequently revised and approved in December 1995. The monetary provisions of the settlement provide compensation for all present and future plaintiffs and claimants through a series of specific funds and a disease-compensation program involving certain specified medical conditions. All appeals directly challenging the settlement have been dismissed. In January 1996, Baxter, Bristol-Myers Squibb Company and Minnesota Mining and Manufacturing Company each paid $125 million into the court-established fund as an initial fund to pay claims under the settlement. In addition to the class action, there are a large number of individual suits currently pending against the company, primarily consisting of plaintiffs who have opted-out of the class action.

In 1993, Baxter accrued $556 million for its estimated liability resulting from the settlement of the mammary related class action and recorded a receivable for estimated insurance recoveries totaling $426 million, resulting in a net charge of $130 million. In 1995, based on a continuing evaluation of this litigation, the company accrued an additional $298 million for its estimated liability to litigate or settle cases and claims involving opt-outs and recorded an additional receivable for estimated insurance recoveries totaling $258 million, resulting in an additional net charge of $40 million. In 1998, the company accrued an additional $250 million for its estimated liability resulting from the class action settlement and remaining opt-out cases and claims, and recorded a receivable for related estimated insurance recoveries of $121 million, resulting in an additional net charge of $129 million.

In December 1998, a panel of independent medical experts appointed by a federal judge announced their findings that reported medical studies contained no clear evidence of a connection between silicone mammary implants and traditional or atypical systemic diseases. In June 1999, a similar conclusion was announced by a committee of independent medical experts from the Institute of Medicine, an arm of the National Academy of Sciences.

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

In addition, Immuno has unsettled claims for damages for injuries allegedly caused by its plasma-based therapies. A portion of the liability and defense costs related to these claims will be covered by insurance, subject to exclusions, conditions, policy limits and other factors. In addition, pursuant to the stock purchase agreement between the company and Immuno, approximately 84 million Swiss Francs of the purchase price was withheld to cover these contingent liabilities. In April 1999, the stock purchase agreement between the company and Immuno was amended to revise the holdback amount from 84 million Swiss Francs to 26 million Swiss Francs (or approximately $16 million at December 31, 1999) in consideration for an April 1999 payment by the company of 29 million Swiss Francs to Immuno as additional purchase price. Based on management's estimates, the company has recorded an appropriate liability and related insurance receivable with regard to the matters above.

Baxter is also currently a defendant in a number of claims and lawsuits, including one certified class action in the U.S.D.C. for the Central District of California, brought by individuals who infused the company's Gammagard(R) IVIG (intravenous immunoglobulin), all of whom are seeking damages for Hepatitis C infections allegedly caused by infusing Gammagard(R) IVIG. In December 1999, the U.S.D.C. for the Central District of California granted preliminary approval to a proposed settlement of the class action agreed upon by plaintiffs' class counsel and Baxter that would provide financial compensation for U.S. individuals who used Gammagard(R) IVIG between January 1993 and February 1994.

Baxter believes that a substantial portion of the liability and defense costs related to its plasma-based therapies litigation will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency.

                                     Baxter International 1999 Annual Report  47

Notes to Consolidated Financial Statements

In 1993, the company accrued $131 million for its estimated worldwide liability for litigation and settlement expenses involving factor concentrates cases and recorded a receivable for insurance coverage of $83 million, resulting in a net charge of $48 million. In 1995, significant developments occurred, primarily in the United States, Europe and Japan relative to claims and litigation pertaining to Baxter's plasma-based therapies. The company revised its estimated exposure from the $131 million previously recorded for factor concentrates litigation to $378 million for all litigation relating to plasma-based therapies, including the factor concentrates litigation and the Gammagard (R) IVIG litigation. Related estimated insurance recoveries were revised from $83 million for factor concentrates to $274 million for all plasma-based therapies. This resulted in a net charge of $56 million in 1995. The company further revised its estimate of liabilities and insurance recoveries in 1998, and accrued an additional $180 million for its estimated liability for plasma-based therapies litigation and other litigation and recorded a receivable for related estimated insurance recoveries of $131 million, for a net charge of $49 million.

Other litigation

As of September 30, 1996, Allegiance Corporation (Allegiance) assumed the defense of litigation involving claims related to Allegiance's businesses, including certain claims of alleged personal injuries as a result of exposure to natural rubber latex gloves. Allegiance has not been named in most of this litigation but will be defending and indemnifying Baxter pursuant to certain contractual obligations for all expenses and potential liabilities associated with claims pertaining to latex gloves.

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

Commitment

In November 1999, the company and Nexell entered into an agreement whereby Baxter agreed to guarantee certain amounts, up to a maximum of $63 million, associated with a private placement by Nexell of preferred stock and other securities.

13  SEGMENT INFORMATION

Baxter's continuing operations are comprised of three segments, each of which are strategic businesses that are managed separately because each business develops, manufactures and sells distinct products and services. The segments are as follows: I.V. Systems/Medical Products, technologies and systems to provide intravenous fluid and drug delivery; Blood Therapies, biopharmaceutical and blood-collection and separation products and technologies; and Renal, products and services to treat end-stage kidney disease. As discussed in Note 2, the company plans to spin off Edwards to Baxter shareholders. Financial information for Edwards, which is substantially the same as the former CardioVascular segment, is now being reported as a discontinued operation. The three segments' principal products include intravenous solutions and infusion pumps; blood-clotting therapies, vaccines, and machines for collecting, separating and storing blood; and dialysis equipment, solutions and supplies. The company's products and services are used in more than 100 countries, with the principal markets being the United States, Europe, Japan and Latin America.

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

Certain items are maintained at the company's corporate headquarters (Corporate) and are not allocated to the segments. They primarily include most of the company's debt and cash and equivalents and related net interest expense, corporate headquarters costs, certain non-strategic investments and nonrecurring gains and losses, deferred income taxes, certain foreign currency fluctuations, hedging activities, and certain litigation liabilities and related insurance receivables.

48 Baxter International 1999 Annual Report

                                            I.V. Systems/
as of or for the years ended                      Medical      Blood
December 31 (in millions)                        Products  Therapies   Renal   Other    Total
---------------------------------------------------------------------------------------------
1999
Net sales                                          $2,524     $2,176  $1,680       -   $6,380
Depreciation and amortization                         145        114      81  $   32      372
Pretax income                                         424        435     318    (125)   1,052
Assets                                              2,447      2,632   1,342   3,223    9,644
Expenditures for long-lived assets                    175        235     125      96      631
---------------------------------------------------------------------------------------------
1998
Net sales                                          $2,314     $1,862  $1,530       -   $5,706
Depreciation and amortization                         137        101      81  $   25      344
Pretax income                                         392        404     223    (526)     493
Assets                                              2,257      2,655   1,353   3,608    9,873
Expenditures for long-lived assets                    146        212     129      69      556
---------------------------------------------------------------------------------------------
1997
Net sales                                          $2,110     $1,765  $1,384       -   $5,259
Depreciation and amortization                         128         98      67  $   25      318
Pretax income                                         331        375     301    (437)     570
Assets                                              1,937      2,305   1,055   3,215    8,512
Expenditures for long-lived assets                    135        191     100      28      454
=============================================================================================

Included in 1997 pretax income for the Blood Therapies segment is a $17 million gain relating to the disposal of a non-strategic investment, and a $32 million gain relating to the divestiture of certain assets of the Immunotherapy division.


as of or for the years ended
December 31 (in millions)                    1999     1998     1997
-------------------------------------------------------------------
Pretax income
Total pretax income from segments          $1,177   $1,019   $1,007
Unallocated amounts
 In-process research and
   development expense                          -     (116)    (220)
 Charge for exit and other
   reorganization costs                         -     (122)       -
 Net litigation charge                          -     (178)       -
 Interest expense, net                        (87)    (124)    (131)
 Certain currency exchange
   rate fluctuations                           25       27       41
 Gain on disposal of investment                 -       20        -
 Other Corporate items                        (63)     (33)    (127)
-------------------------------------------------------------------
Consolidated income from continuing
 operations before income taxes and
 cumulative effect of accounting change    $1,052   $  493   $  570
===================================================================

                                             1999     1998     1997
-------------------------------------------------------------------
Assets
Total segment assets                       $6,421   $6,265   $5,297
Unallocated assets
 Cash and equivalents                         606      709      465
 Deferred income taxes                        417      583      280
 Insurance receivables                        417      639      735
 Net assets of discontinued operation       1,231    1,275    1,337
 Other Corporate assets                       552      402      398
-------------------------------------------------------------------
Consolidated total assets                  $9,644   $9,873   $8,512
===================================================================

With respect to depreciation and amortization, and expenditures for long-lived assets, the difference between the segment totals and the consolidated totals related to assets maintained at Corporate.

Geographic information

The following geographic area data include net sales based on product shipment destination and long-lived assets based on physical location.

as of or for the years ended
December 31 (in millions)                    1999     1998     1997
-------------------------------------------------------------------
Net sales
United States                              $2,921   $2,609   $2,371
Japan                                         482      405      416
Other countries                             2,977    2,692    2,472
-------------------------------------------------------------------
Consolidated totals                        $6,380   $5,706   $5,259
-------------------------------------------------------------------
Long-lived assets
United States                              $1,361   $1,250   $1,078
Austria                                       344      326      304
Other countries                               945      869      761
-------------------------------------------------------------------
Consolidated totals                        $2,650   $2,445   $2,143
===================================================================

                                     Baxter International 1999 Annual Report  49

Notes to Consolidated Financial Statements

================================================================================
14 QUARTERLY FINANCIAL RESULTS AND MARKET FOR THE COMPANY'S STOCK (UNAUDITED)

years ended December 31
(in millions, except per share        First   Second    Third   Fourth   Total
data)                               quarter  quarter  quarter  quarter    year
--------------------------------------------------------------------------------
1999
Net sales                            $1,462   $1,560   $1,589   $1,769  $6,380
Gross profit                            625      690      713      784   2,812
Income from continuing operations
  before cumulative effect of
  accounting change                     162      189      197      231     779
Net income                              151      207      210      229     797
Per common share
 Income from continuing operations
   before cumulative effect of
   accounting change
   Basic                                .56      .65      .67      .80    2.69
   Diluted                              .55      .64      .67      .78    2.64
 Net income /1, 2/
   Basic                                .53      .71      .72      .79    2.75
   Diluted                              .52      .70      .71      .77    2.70
 Dividends                            .2910    .2910    .2910    .2910   1.164
 Market price
   High                               75.94    68.63    70.75    68.75   75.94
   Low                                62.56    60.38    58.69    59.31   58.69
--------------------------------------------------------------------------------
1998
Net sales                            $1,256   $1,419   $1,427   $1,604  $5,706
Gross profit                            563      654      633      714   2,564
Income (loss) from continuing
 operations /3, 4/                      148       52     (127)     202     275
Net income (loss) /3, 4/                164       63     (124)     212     315
Per common share
 Income (loss) from
  continuing operations /3, 4/
   Basic                                .53      .18     (.44)     .70     .97
   Diluted                              .52      .18     (.44)     .69     .95
 Net income (loss) /3, /4
   Basic                                .59      .22    (0.43)     .74    1.11
   Diluted                              .58      .22    (0.43)     .73    1.09
 Dividends                            .2910    .2910    .2910    .2910   1.164
 Market price
   High                               62.44    59.56    63.50    66.00   66.00
   Low                                48.50    51.50    52.38    56.38   48.50
================================================================================
1. The first quarter includes a $27 million charge for the cumulative effect of an accounting change.
2. The fourth quarter includes $19 million in net costs associated with effecting the distribution of the CardioVascular business.
3. The second quarter includes a $116 million charge for in-process research and development relating to the acquisition of Somatogen.
4. The third quarter includes a $178 million net litigation charge and a $122 million charge for exit and other reorganization costs.


Baxter common stock is listed on the New York, Chicago and Pacific Stock Exchanges, on the London Stock Exchange and on the Swiss stock exchanges of Zurich, Basel and Geneva. The New York Stock Exchange is the principal market on which the company's common stock is traded. At January 31, 2000, there were approximately 60,800 holders of record of the company's common stock.

50 Baxter International 1999 Annual Report

Directors and Executive Officers
BOARD OF DIRECTORS

Walter E. Boomer                    Mary Johnston Evans               Harry M. Jansen Kraemer, Jr.    Monroe E. Trout, M.D.
President and                       Former Director and Vice Chairman Chairman and                    Chairman of the Board
Chief Executive Officer             Amtrak                            Chief Executive Officer         Cytyc Corporation
Rogers Corporation                                                    Baxter International Inc.
                                    Frank R. Frame                                                    Fred L. Turner
Pei-yuan Chia                       Retired Deputy Chairman           Arnold J. Levine, Ph.D.         Senior Chairman
Retired Vice Chairman               The Hongkong and Shanghai         President                       McDonald's Corporation
Citicorp and Citibank, N.A.         Banking Corporation Limited       The Rockefeller University
                                                                                                      HONORARY DIRECTOR
John W. Colloton                    Martha R. Ingram                  Georges C. St. Laurent, Jr.
Vice President for Statewide        Chairman of the Board             Retired Chief Executive Officer William B. Graham
Health Services                     Ingram Industries Inc.            Western Bank                    Chairman Emeritus of the Board
The University of Iowa                                                                                Baxter International Inc.
                                                                      Thomas T. Stallkamp
Susan Crown                                                           Vice Chairman and
Vice President                                                        Chief Executive Officer
Henry Crown and Company                                               MSX International


EXECUTIVE OFFICERS

Baxter International Inc.                                             Baxter World Trade Corporation  Baxter Healthcare Corporation

Brian P. Anderson /1, 2/            Kshitij Mohan                     Eric A. Beard                   David F. Drohan
Senior Vice President and           Corporate Vice President          Corporate Vice President        Corporate Vice President
Chief Financial Officer             Corporate Research and            and President                   and President
                                    Technical Services                Global Hemodialysis and Europe  I.V. Systems/Medical Products
Timothy B. Anderson /1, 2/
Group Vice President                John L. Quick                     Carlos del Salto                J. Michael Gatling
Corporate Strategy and              Corporate Vice President          Senior Vice President           Corporate Vice President
Development                         Quality/Regulatory                Intercontinental/Asia and       Global Manufacturing
                                                                      President Latin America         Operations
John F. Gaither, Jr. /1, 2/         Jan Stern Reed /1, 2/
Corporate Vice President            Corporate Secretary and           Thomas H. Glanzmann /1/         Jack L. McGinley /2/
Corporate Development               Assistant General Counsel         Corporate Vice President        Group Vice President
                                                                      and President                   I.V. Systems/Medical Products,
Harry M. Jansen Kraemer, Jr. /1, 2/ Thomas J. Sabatino, Jr. /1, 2/    Hyland Immuno                   Renal and Fenwal
Chairman and                        Corporate Vice President
Chief Executive Officer             and General Counsel               J. Robert Hurley                David C. McKee /2/
                                                                      Corporate Vice President        Corporate Vice President
Steven J. Meyer /1, 2/              Michael J. Tucker                 Japan/China                     and Deputy General Counsel
Treasurer                           Senior Vice President
                                    Human Resources                   Donald W. Joseph /1/            Michael A. Mussallem /2/
                                                                      Group Vice President            Group Vice President
                                                                      Renal                           CardioVascular
                                                                                                      and Biopharmaceuticals

                                                                                                      1. Also an executive officer
                                                                                                         of Baxter Healthcare
                                                                                                         Corporation

                                                                                                      2. Also an executive officer
                                                                                                         of Baxter World Trade
                                                                                                         Corporation

                                                                                                      As of February 23, 2000

                                     Baxter International 1999 Annual Report  51

Company Information


CORPORATE HEADQUARTERS
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633
Telephone: (847) 948-2000
Internet: www.baxter.com

STOCK EXCHANGE LISTINGS
Ticker Symbol: BAX
Baxter common stock is listed on the New York, Chicago and Pacific Stock Exchanges, on the London Stock Exchange and on the Swiss stock exchanges of Zurich, Basel and Geneva. The New York Stock Exchange is the principal market on which the company's common stock is traded.

ANNUAL MEETING
The 2000 Annual Meeting of Stockholders will be held on Tuesday, May 2, at 10:00 a.m. at the Drury Lane Oak Brook in Oakbrook Terrace, Illinois.

STOCK TRANSFER AGENT
Correspondence concerning Baxter International stock holdings, lost or missing certificates or dividend checks, duplicate mailings or changes of address should be directed to:
First Chicago Trust Company,
a division of EquiServe
P.O. Box 2500
Jersey City, NJ 07303-2500
Telephone: (800) 446-2617 or
           (201) 324-0498
Internet: www.equiserve.com

Correspondence concerning Baxter International Contingent Payment Rights related to the acquisition of Somatogen, Inc. should be directed to:
U.S. Bank Trust National Association
Telephone: (800) 934-6802 or
           (312) 228-9455

DIVIDEND REINVESTMENT
The company offers an automatic dividend-reinvestment program to all holders of Baxter International Inc. common stock. A detailed brochure is available on request from:
First Chicago Trust Company,
a division of EquiServe
P.O. Box 2598
Jersey City, NJ 07303-2598
Telephone: (800) 446-2617 or
           (201) 324-0498
Internet: www.equiserve.com

INFORMATION RESOURCES

Internet

www.baxter.com
Please visit our Internet site for:
 . General company information
 . Corporate news or earnings releases
 . Annual report
 . Form 10-K
 . Form 10-Q
 . Proxy Statement
 . Annual environmental report

Stockholders may elect to view future proxy materials and annual reports on line via the Internet instead of receiving them by mail. Simply provide your e-mail address to our stock transfer agent, First Chicago Trust Company, at (800) 446-2617. We then will discontinue mailing these materials to you and notify you via e-mail how to access them.

Stockholders also may access personal account information on line via the Internet by visiting www.equiserve.com and selecting the "Account Access" menu.

By Mail
Information also is available by mail on request from:
Baxter International Inc.
Investor Relations
One Baxter Parkway
Deerfield, Illinois 60015-4633
Telephone: (847) 948-4550

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

(C) Baxter International Inc., 2000. All rights reserved. References in this report to Baxter are intended to refer collectively to Baxter International Inc. and its U.S. and international subsidiaries and their operating divisions.

52  Baxter International 1999 Annual Report

Five-Year Summary of Selected Financial Data

as of or for the years ended December 31                                    1999       1998/1/     1997/2/     1996/3/     1995/4/
---------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS           Net sales                                   $  6,380        5,706       5,259       4,583       4,318
(in millions)               Income from continuing operations           $    779          275         371         505         322
                            Depreciation and amortization               $    372          344         318         269         270
                            Research and development expenses/5/        $    332          323         339         291         296
---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET AND           Capital expenditures                        $    631          556         454         362         357
CASH FLOW INFORMATION       Total assets                                $  9,644        9,873       8,511       7,407       9,282
(in millions)               Long-term debt and lease obligations        $  2,601        3,096       2,635       1,695       2,372
                            Cash flows from continuing operations       $    977          837         472         530         479
                            Cash flows from discontinued operation      $    106          102          86         108         813
                            Cash flows from investing activities        $   (735)        (872)     (1,083)       (552)       (308)
                            Cash flows from financing activities        $   (445)         173         265         216        (996)
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK                Average number of common shares
INFORMATION                    outstanding (in millions)/6/                  290          284         278         272         277
                            Income from continuing operations per
                               common share
                                  Basic                                 $   2.69          .97        1.34        1.85        1.16
                                  Diluted                               $   2.64          .95        1.31        1.82        1.15
                            Cash dividends declared
                               per common share                         $  1.164        1.164       1.139        1.17        1.11
                            Year-end market price
                               per common share                         $62.8125      64.3125       50.44       41.00       41.88
---------------------------------------------------------------------------------------------------------------------------------
OTHER INFORMATION           Net-debt-to-capital ratio                       40.2%        48.4%       46.9%       33.8%       36.3%
                            "Operational cash flow" from
                               continuing operations (in millions)/7/   $    588          379         153         341         246
                            Total shareholder return/8/                      (0.5%)       30.1%       25.9%       14.1%       52.6%
                            Common stockholders of record
                               at year-end                                61,200       61,000      62,900      65,400      74,400
---------------------------------------------------------------------------------------------------------------------------------

1. Income from continuing operations includes charges for in-process research and development, net litigation, and exit and other reorganization costs of $116 million, $178 million and $122 million, respectively.

2. Income from continuing operations includes a charge for in-process research and development of $220 million.

3. Certain balance sheet and other data are affected by the spin-off of Allegiance Corporation, which occurred on September 30, 1996.

4. Income from continuing operations includes charges for net litigation of $96 million and exit and other reorganization costs of $103 million.

5. Excludes charges for in-process research and development, as noted above.

6. Excludes common stock equivalents.

7. The company's internal "operational cash flow" measurement is defined on page 27 and is not a measure defined by generally accepted accounting principles.

8. Represents the total of appreciation in market price plus cash dividends paid on common shares for the year.