Form 10-K, Exhibit 13
period 2000-12-31
BAXTER INTERNATIONAL INC
filed 2001-03-14
CIK 10456

   Management's Discussion              29 Consolidated Balance Sheets          33 Notes to Consolidated Financial
   and Analysis                                                                    Statements

28 Management's Responsibilities        30 Consolidated Statements of Income    49 Directors and Executive Officers
   for Financial Reporting

28 Report of Independent Accountants    31 Consolidated Statements              50 Company Information
                                           of Cash Flows

                                        32 Consolidated Statements
                                           of Stockholders' Equity and
                                           Comprehensive Income

Management's Discussion and Analysis


This discussion and analysis presents the factors that had a material effect on Baxter International Inc.'s (Baxter or the company) results of operations and cash flows during the three years ended December 31, 2000, and the company's financial position at that date. This discussion and analysis should be read in conjunction with the consolidated financial statements of the company and related notes.

     The matters discussed in this Annual Report include forward-looking statements that involve risks and uncertainties, including, but not limited to, currency exchange rates, interest rates, technological advances in the medical field, economic conditions, demand and market acceptance risks for new and existing products, technologies and health-care services, the impact of competitive products and pricing, manufacturing capacity, new plant start-ups, global regulatory, trade and tax policies, continued price competition, product development risks, including technological difficulties, ability to enforce patents, unforeseen commercialization and regulatory factors, and other risks more completely reflected in the company's filings with the Securities and Exchange Commission. In particular, the company, as well as other companies in its industry, has experienced increased regulatory activity by the U.S. Food and Drug Administration with respect to its plasma-based biologicals. It is not possible to predict the extent to which the company or the health-care industry might be adversely affected by these factors in the future.

     Management's financial objectives for 2000, which were outlined in last year's Annual Report and are summarized below, were established based on Baxter's results excluding the cardiovascular business, the stock of which was distributed to shareholders on March 31, 2000. Refer to Note 2 to the consolidated financial statements for further information regarding the spin-off of the cardiovascular business. The company's consolidated financial statements and related notes have been restated to reflect the financial position, results of operations and cash flows of the cardiovascular business as a discontinued operation. The results presented below reflect the results of continuing operations only.

Key Financial Objectives and Results

2000 OBJECTIVES                              RESULTS
--------------------------------------------------------------------------------
Increase net sales approximately 10 percent. Net sales increased eight percent in 2000. Excluding fluctuations in
                                             currency exchange rates, net sales
                                             increased 12 percent.

--------------------------------------------------------------------------------
Grow net earnings in the mid-teens.          Net earnings from continuing
                                             operations increased 17 percent in
                                             2000, excluding the cumulative
                                             effect of a change in accounting
                                             principle in 1999 and the charge
                                             for in-process research and
                                             development (IPR&D) and
                                             acquisition-related costs in 2000.

--------------------------------------------------------------------------------
Generate a minimum of $500 million in        The company generated operational
operational cash flow after investing        cash flow of $588 million during
more than $1 billion in capital              2000. The total of capital
improvements and research and development.   expenditures and research and
                                             development expenses was more than
                                             $1 billion.

Company and Industry Overview

Baxter is a global leader in providing critical therapies for life-threatening conditions and operates in three segments, which are described in Note 13. The company manufactures and markets products and services used to treat patients with hemophilia, immune deficiencies, infectious diseases, cancer, kidney disease, trauma and other disorders. The company generates more than 50 percent of its revenues outside the United States. While health-care cost containment continues to be a focus around the world, demand for health-care products and services continues to be strong worldwide, particularly in developing markets. The company's strategies emphasize global expansion and technological innovation to advance medical care worldwide.

     The company's primary markets are highly competitive and subject to substantial regulation. There has been consolidation in the company's customer base and by its competitors, which has resulted in pricing and market share pressures. The company has experienced increases in its labor and material costs, which are partly influenced by general inflationary trends. Competitive market conditions have minimized inflation's impact on the selling prices of the company's products and services. Management expects these trends to continue. The company will continue to manage these issues by capitalizing on its market-leading positions, developing innovative products and services, investing in human resources, upgrading and expanding facilities, leveraging its cost structure, making acquisitions, and entering into alliances and joint venture arrangements.

Results of Continuing Operations

Net Sales Trends

                                                                Percent increase
                                                            --------------------
years ended December 31 (in millions)       2000     1999     1998   2000   1999
--------------------------------------------------------------------------------
Medication Delivery                       $2,719   $2,524   $2,314   8%       9%
BioScience                                 2,353    2,176    1,862   8%      17%
Renal                                      1,824    1,680    1,530   9%      10%
--------------------------------------------------------------------------------
Total net sales                           $6,896   $6,380   $5,706   8%      12%
                                          ======================================

                                                                Percent increase
                                                            --------------------
years ended December 31 (in millions)       2000     1999     1998   2000   1999
--------------------------------------------------------------------------------
United States                              $3,194   $2,921   $2,609   9%     12%
International                               3,702    3,459    3,097   7%     12%
--------------------------------------------------------------------------------
Total net sales                            $6,896   $6,380   $5,706   8%     12%
                                          ======================================

Excluding fluctuations in currency exchange rates, which impacted sales growth unfavorably for all three segments, total net sales growth was 12 percent in 2000. The company's sales growth was unfavorably impacted by fluctuations in currency exchange rates in 2000 principally due to the weakening of the Euro relative to the United States Dollar, partially offset by the strengthening of the Japanese Yen.

Medication Delivery The Medication Delivery segment generated eight percent and nine percent sales growth in 2000 and 1999, respectively. Excluding the impact of fluctuations in currency exchange rates, sales growth was 11 percent in 2000. Of the constant-currency sales growth, approximately two points and four points of growth in 2000 and 1999, respectively, was generated by recent acquisitions, principally the January 2000 acquisition of a domestic ambulatory and infusion pump business, the September 1999 acquisition of a nutrition and fluid therapy business in Europe and the April 1998 acquisition of a domestic manufacturer of inhalants and drugs used for general and local anesthesia. Approximately three points of growth in both 2000 and 1999 was generated from the segment's late-1999 exclusive agreement to sell the first generic formulation of Propofol approved by the United States Food and Drug Administration. Propofol is an intravenous drug used for the induction or maintenance of anesthesia in surgery, and as a sedative in monitored anesthesia care. The remaining sales growth in both periods was principally due to increased sales of Colleague(R) electronic infusion pumps and intravenous fluids and administration sets used with electronic infusion pumps, as well as growth in products for nutrition-based therapies. Such sales growth in 2000 was partially offset by the effect of terminations of certain distribution agreements that were not part of the segment's core businesses. Sales in the United States and Western Europe have been impacted by competitive pricing pressures and cost pressures from health-care providers. These factors were more than offset by increased penetration and new product introductions in emerging markets, as well as increased sales due to new distribution and alliance agreements, new products and acquisitions. Management expects these trends to continue.

BioScience Sales in the BioScience segment increased eight percent and 17 percent in 2000 and 1999, respectively. Excluding the impact of fluctuations in currency exchange rates, sales growth was 14 percent in 2000, with growth particularly strong outside the United States. The June 2000 acquisition of North American Vaccine, Inc. (NAV), which is further discussed in Note 3, contributed approximately three points to the segment's constant-currency sales growth rate in 2000. As a result of the company's increase in manufacturing capacity for Recombinate Antihemophilic Factor (rAHF) in late 1998 and late 2000, and the strong demand for this product, sales of Recombinate contributed approximately three points and nine points to the segment's constant-currency percentage sales growth in 2000 and 1999, respectively. Strong sales growth is expected to continue as a result of the recent capacity expansions and anticipated demand for this product. Approximately six points of the growth in both 2000 and 1999 was due to increased sales of plasma-derived products, primarily as a result of improved product supply and strong growth of Gammagard(R) S/D IGIV. Sales in the blood-collection and processing businesses also grew in both 2000 and 1999, principally due to an increase in sales of products that provide for leukoreduction, which is the removal of white blood cells from blood products used for transfusion. Sales growth in these businesses has been negatively affected by regulatory and production issues facing certain of the company's customers in the plasma-fractionation industry. The effects of regulatory, supply, competitive and other pressures on the BioScience segment are expected to continue to be more than offset by the effects of global expansion, technological advancement and innovation, increases in manufacturing capacity, and strategic alliances, joint ventures and acquisitions.

Renal The Renal segment generated sales growth of nine percent and 10 percent in 2000 and 1999, respectively. Excluding the impact of fluctuations in currency exchange rates, sales growth was 11 percent in 2000 and six percent in 1999. Sales related to the March 2000 acquisition of Althin Medical A.B. (Althin), a manufacturer of hemodialysis products, contributed approximately four points to the segment's growth rate in 2000. Significant growth was generated by the segment's Renal Therapy Services business, which operates dialysis clinics in partnership with local physicians in international markets, and the Renal Management Strategies business, which is a renal-disease management organization, with revenues from these businesses increasing over $60 million in 2000 and over $80 million in 1999. The remaining sales growth in the Renal segment was driven principally by continued penetration of products for peritoneal dialysis. Penetration of products used for peritoneal dialysis continues to be strongest in emerging markets such as Latin America and Asia, where many people with end-stage renal disease are currently under-treated. Sales in certain geographic markets continue to be affected by strong pricing pressures and the effects of market consolidation. These issues are expected to continue to be more than offset by increased penetration of peritoneal dialysis, growth in sales of hemodialysis products, continued expansion into developing markets, and alliances and acquisitions.

Gross Margin and Expense Ratios

years ended December 31 (as a percent of sales)           2000     1999    1998
--------------------------------------------------------------------------------
Gross margin                                              44.4%   44.1%    44.9%
Marketing and administrative expenses                     20.1%   20.5%    21.2%
                                                       =========================


The change in the gross margin in both 2000 and 1999 was partly due to changes in the products and services mix and fluctuations in currency exchange rates. The improved sales mix in 2000 was principally due to significantly higher sales of Recombinate and vaccines within the BioScience segment. The reduction in 1999 was impacted by higher costs related to increased investments and reduced production in the BioScience segment in response to heightened FDA regulatory activity with respect to safety and quality systems.

     The reduction in the expense ratio in both 2000 and 1999 was due to a number of factors. The company has been making significant investments in order to attract and retain a highly talented workforce. Such investments include increased cash compensation as well as increased long-term Baxter stock incentives. The effect of these strategic investments was more than offset by the company's aggressive management of expenses, leveraging of recent acquisitions, improved pension plan asset returns and hedging activities.

     In addition, various recently implemented e-business and strategic sourcing initiatives have resulted in significant efficiencies and cost savings to the company, which has contributed to an improved gross margin and expense ratio, particularly in 2000, and have allowed management to redeploy valuable resources within the company. Management expects to continue to make strategic investments while leveraging and closely managing costs in 2001.

Research and Development

                                                                    Percent increase
                                                                  -------------------
years ended December 31 (in millions)       2000     1999   1998      2000     1999
-------------------------------------------------------------------------------------
Research and development expenses           $379    $332     $323      14%      3%
as a percent of sales                          5%      5%       6%
                                           ======================

Research and development (R&D) expenses above exclude in-process R&D (IPR&D) charges, which principally consisted of a $250 million IPR&D charge relating to the acquisition of NAV in 2000 and a $116 million IPR&D charge relating to the acquisition of Somatogen, Inc. in 1998. Refer to Note 3 for a discussion of significant acquisitions, along with related IPR&D charges. R&D expenses increased in all three segments in both 2000 and 1999. The overall increase was primarily due to spending in the BioScience segment, principally relating to the next-generation recombinant product, the next-generation oxygen-therapeutics program, initiatives in the wound management and plasma-based products areas, and, in 2000, to the acquisition of NAV. Management plans to continue to make significant investments in the R&D initiatives mentioned above as well as other projects across the three segments in 2001.

Exit and Other Reorganization Costs
Refer to Note 4 for a discussion of a charge recorded in 1998 for exit and other reorganization costs. The company recorded a $122 million charge in 1998 principally related to the decisions to end the clinical development of the company's first-generation oxygen-carrying therapeutic program, exit certain non-strategic investments, primarily in Asia, and reorganize certain other activities. The program is substantially complete as originally planned. Management believes remaining reserves for exit and other reorganization programs are adequate to complete the actions contemplated by the programs. Future cash expenditures will be funded with cash generated from operations. Management anticipates employee compensation and other cost savings from the programs will be invested in R&D, new business initiatives, and expansion into growing international markets.

Acquisition Reserves Based on plans formulated at acquisition date, reserves have been established for certain acquisitions as part of the allocation of purchase price. The reserves, which are further discussed in Note 3, principally consisted of employee severance costs associated with headcount reductions at the acquired companies, and the costs of exiting activities and terminating distribution, lease and other contracts of the acquired companies that existed prior to the respective dates of acquisition and either continued with no economic benefit or required payment of a cancellation penalty. Management believes remaining reserves are adequate to complete the actions contemplated by the plans.

Net Litigation Charge
As further discussed in Note 12, the company recorded $29 million of income in 2000, which was principally a result of favorable adjustments to the mammary implant insurance receivables due to settlements negotiated with certain insurance companies during 2000. The company recorded a $178 million net litigation charge in 1998 relating to mammary implants, plasma-based therapies (relating to the BioScience segment) and other litigation.

Goodwill Amortization
Goodwill amortization increased in 2000 principally due to the acquisition of NAV.

Other Income and Expense
Net interest expense declined in 2000 and 1999 due principally to the impact of a greater mix of foreign currency denominated debt, which bears a lower average interest rate, and to lower average debt levels. In 2000, these factors were partially offset by the impact of increased interest rates, principally in the United States and Europe. Management does not expect net interest expense to change significantly in 2001.

As further discussed in Note 10, other income in 2000 consisted principally of net gains relating to foreign currency hedging instruments, partially offset by losses relating to the early termination of debt. Other expense in 1999 principally related to losses on disposals of nonstrategic investments and fluctuations in currency exchange rates. Included in other income in 1998 was a pretax gain of $20 million relating to the disposal of a nonstrategic investment in the Medication Delivery segment.

Pretax Income
Refer to Note 13 for a summary of financial results by segment. Certain items are maintained at the company's corporate headquarters and are not allocated to the segments. They primarily include hedging activities, certain foreign currency fluctuations, net interest expense, corporate headquarters costs, and certain nonrecurring gains and losses.

Medication Delivery Growth in pretax income of one percent and eight percent in 2000 and 1999, respectively, was primarily a result of strong sales, and the leveraging of expenses in conjunction with recent acquisitions, partially offset by the unfavorable impact of fluctuations in currency exchange rates in both periods, increased pump service costs in 2000 and the termination of certain non-core distribution agreements in 2000.

BioScience The 23 percent and eight percent growth in pretax income in 2000 and 1999, respectively, was principally driven by strong sales, improved manufacturing efficiencies, and the leveraging and close management of marketing and administrative expenses, partially offset by the unfavorable impact of fluctuations in currency exchange rates and significantly increased R&D expenditures. The impact of eased supply constraints and manufacturing capacity expansions for Recombinate also contributed to the growth in pretax income.

Renal Pretax income declined three percent and increased 43 percent in 2000 and 1999, respectively. A significant contributor to the increase in 1999 was the impact of the strengthening Japanese Yen. In 2000, the effect of the strengthening Japanese Yen was more than offset by the effect of the significantly weakening Euro. Excluding the effects of currency exchange rate fluctuations, pretax income increased due to strong sales, partially offset by a less favorable mix of sales and services, and higher R&D and sales and marketing investments in the business.

Income Taxes
Excluding the 2000 charge for IPR&D and acquisition-related costs and the 1998 charges for IPR&D, exit and other reorganization costs and net litigation, along with a related provision in 1998 for U.S. taxes on previously unremitted foreign earnings (collectively, "special charges"), the effective income tax rate from continuing operations was approximately 26 percent, 26 percent and 24 percent in 2000, 1999 and 1998, respectively. Management does not expect a significant change in the effective tax rate in 2001.

Income from Continuing Operations Before Cumulative Effect of Accounting Change and Special Charges

                                                                                        Percent increase
                                                                                       ------------------
years ended December 31 (in millions)                          2000     1999     1998     2000     1999
---------------------------------------------------------------------------------------------------------
Income from continuing operations
  before cumulative effect of accounting change
  in 1999 and special charges in 2000 and 1998                 $915     $779     $688     17%      13%
---------------------------------------------------------------------------------------------------------

Income from continuing operations before cumulative effect of accounting change per the consolidated statements of income was $738 million, $779 million and $275 million in 2000, 1999 and 1998, respectively.

Earnings Per Share from Continuing Operations
Excluding the cumulative effect of an accounting change in 1999 and the special charges in 2000 and 1998, earnings per diluted share in 2000, 1999 and 1998 were $3.06, $2.64 and $2.38, respectively, and the growth in earnings per diluted share was 16 percent and 11 percent in 2000 and 1999, respectively.

Discontinued Operation
As further discussed in Note 2, on March 31, 2000, Baxter stockholders of record on March 29, 2000 received all of the outstanding stock of Edwards Lifesciences Corporation (Edwards), the company's cardiovascular business, in a tax-free spin-off. Income from the discontinued operation grew 60 percent in 1999, or approximately $24 million, largely due to favorable currency exchange rate fluctuations, principally due to the strengthening of the Japanese Yen, and an improved mix of sales.

Change in Accounting Principle
In the first quarter of 1999, the company recorded a $27 million after-tax charge for the cumulative effect of a change in accounting principle related to the adoption of AICPA Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." Excluding the initial effect of adopting this standard, the SOP does not have a material impact on the company's results of operations.

Liquidity and Capital Resources

Cash flows from continuing operations per the consolidated statements of cash flows increased during 2000 principally as a result of higher earnings (before non-cash items), decreased cash payments pertaining to the company's litigation, a decrease in receivables and a higher liabilities balance. These increases in cash flows were partially offset by the effect of higher inventories. Cash flows from continuing operations increased in 1999 due principally to higher earnings, lower inventories and lower other asset balances. These increases were partially offset principally by higher net cash outflows relating to litigation and lower liabilities balances. Accounts receivable balances generally increase as the company generates sales growth in certain regions outside the United States, which have longer collection periods. As further discussed in Note 6, cash flows benefited from the sales of certain trade accounts receivable whereby the company realized net cash inflows of $195 million, $65 million and $150 million in 2000, 1999 and 1998, respectively. Such receivables were sold to reduce the overall costs of financing the receivables.

     Cash flows related to the discontinued operation decreased in 2000 due to the effect of the spin-off of Edwards on March 31, 2000.

     Cash outflows from investing activities increased in 2000 and decreased in 1999. Capital expenditures (including additions to the pool of equipment leased or rented to customers) increased three and 13 percent in 2000 and 1999, respectively, as the company increased its investments in various capital projects across all three segments. The growth in capital expenditures principally reflected increases in manufacturing capacity in the BioScience segment, and, in 1999, to the implementation of a new integrated operational system. Capital expenditures are made at a sufficient level to support the strategic and operating needs of the businesses. Management expects to invest between $600 million and $700 million in capital expenditures in 2001.

     Net cash outflows relating to acquisitions increased in 2000 and decreased in 1999. In 2000, net cash outflows relating to acquisitions included approximately $55 million related to the acquisition of Althin and approximately $63 million related to the acquisition of NAV. As further discussed in Note 3, a portion of the purchase price for both of these acquisitions was paid in Baxter International Inc. common stock. Approximately $131 million of the total outflows in 2000 related to several acquisitions and investments in the Medication Delivery segment, principally the acquisition of a domestic ambulatory and infusion pump business and a contingent purchase price payment associated with the 1998 acquisition of a domestic manufacturer of inhalants and drugs used for general and local anesthesia. Approximately $15 million of the company's net cash outflows relating to acquisitions in 2000 related to the acquisition of dialysis centers in international markets. In 1999, net cash outflows relating to acquisitions included approximately $36 million for a contingent purchase price payment pertaining to the 1997 acquisition of Immuno International AG. Approximately $22 million of the 1999 total related to acquisitions of dialysis centers in international markets and approximately $88 million related to the acquisition of a nutrition and fluid therapy business in Europe. In 1998, net cash outflows relating to acquisitions included approximately $142 million pertaining to the acquisition of Bieffe Medital S.p.A., a manufacturer of dialysis and intravenous solutions and containers, approximately $94 million related to an acquisition of a domestic manufacturer of inhalants and drugs used for general and local anesthesia, and the remainder primarily related to acquisitions of dialysis centers in international markets. Refer to Note 3 for further information regarding significant acquisitions.

     The cash flows relating to divestitures and other asset dispositions in 2000 principally related to the spin-off of Edwards on March 31, 2000. In 1999, the company generated approximately $30 million of cash relating to a prior year divestiture in the BioScience segment and approximately $42 million of cash relating to the sale and leaseback of certain assets.

     Cash flows from financing activities increased in 2000 and decreased in 1999. Common stock dividends decreased in 2000 due to the company's change from a quarterly to an annual dividend payout schedule effective at the beginning of the year, and increased in 1999 due to a higher number of shares outstanding. As further discussed in Note 8, included in total outflows in 1999 was $198 million in cash inflows relating to the Shared Investment Plan. Cash received for stock issued under employee benefit plans increased in 2000 and 1999 primarily due to a higher level of employee stock option exercises, coupled with a higher average stock option exercise price. A portion of the increase in 2000 was due to required exercises of stock options by employees transferring to Edwards as a result of the March 31, 2000 spin-off of that business, as well as to increased stock purchases by employees. Purchases of treasury stock increased in both 2000 and 1999, as more shares were purchased at higher market prices.

     Management assesses the company's liquidity in terms of its overall ability to mobilize cash to support ongoing business levels and to fund its growth. Management uses an internal performance measure called operational cash flow that evaluates each operating business and geographic region on all aspects of cash flow under its direct control. Operational cash flow, as defined, reflects all litigation payments and related insurance recoveries except for those payments and recoveries relating to mammary implants, which the company never manufactured or sold. The company expects to generate more than $500 million in operational cash flow in 2001.

     The following table reconciles cash flows from continuing operations, as determined by generally accepted accounting principles (GAAP), to operational cash flow, which is not a measure defined by GAAP:

Brackets denote cash outflows
years ended December 31 (in millions)                                      2000     1999     1998
--------------------------------------------------------------------------------------------------
Cash flows from continuing operations per the                            $1,233     $977     $837
  company's consolidated statements of cash flows
Capital expenditures                                                       (648)    (631)    (556)
Net interest after tax                                                       51       52       74
Other                                                                       (48)     190       24
--------------------------------------------------------------------------------------------------
Operational cash flow-continuing operations                              $  588     $588     $379
                                                                      ============================

The company's net-debt-to-capital ratio was 40.1 percent and 40.2 percent at December 31, 2000 and 1999, respectively. In order to better match the currency denomination of its assets and liabilities, the company rebalanced certain of its debt during 2000. The company acquired approximately $878 million of its U.S. Dollar denominated debt securities during 2000 and increased its non-U.S. Dollar denominated debt. During 1998, a wholly-owned subsidiary of the company entered into an $800 million revolving credit facility. Due to the subsidiary's covenants under the facility, certain assets are restricted to the parent company. Refer to Note 5 for further information regarding the company's credit facilities, long-term debt and lease obligations, and related restrictions and covenants.

     As authorized by the board of directors, the company repurchases its stock to optimize its capital structure depending upon its operational cash flows, net debt level and current market conditions. In November 1995, the company's board of directors authorized the repurchase of up to $500 million of common stock over a period of several years, all of which was repurchased by early 2000. In November 1999, the board of directors authorized the repurchase of an additional $500 million over a period of several years, of which approximately two-thirds has been repurchased as of December 31, 2000.

     As of December 31, 2000, the company can issue up to $550 million in aggregate principal amount of additional senior unsecured debt securities under effective registration statements filed with the Securities and Exchange Commission. The company's debt ratings on senior debt are A3 by Moody's, A by Standard & Poor's and A by Duff & Phelps. The company intends to fund its short-term and long-term obligations as they mature by issuing additional debt or through cash flow from operations. The company believes it has lines of credit adequate to support ongoing operational requirements. Beyond that, the company believes it has sufficient financial flexibility to attract long-term capital on acceptable terms as may be needed to support its growth objectives.

     In November 2000, the board of directors declared an annual dividend on the company's common stock of $1.164 per share. The dividend, which was payable on January 8, 2001 to stockholders of record as of December 15, 2000, is a continuation of the current annual rate.


Euro Conversion

On January 1, 1999, certain member countries of the European Union introduced a new currency called the "Euro." The conversion rates between the Euro and the participating nations' currencies were fixed irrevocably as of January 1, 1999. Prior to full implementation of the new currency on January 1, 2002, there is a transition period during which parties may use either the existing currencies or the Euro for financial transactions.

     Action plans are currently being implemented which are expected to result in compliance with all laws and regulations relating to the Euro conversion. Management expects that the adaptation of its information technology and other systems to accommodate Euro-denominated transactions as well as the requirements of the transition period will not have a material impact on the company's results of operations or financial condition. The company is also addressing the impact of the Euro on currency exchange-rate risk, taxation, contracts, competition and pricing. While it is not possible to accurately predict the impact the Euro will have on the company's business, management does not anticipate that the Euro conversion will have a material adverse impact on the company's results of operations or financial condition.

Financial Instrument Market Risk

The company's business and financial results are affected by fluctuations in world financial markets, including currency exchange rates and interest rates. The company's hedging policy attempts to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs. In hedging its currency and interest rate risks, the company utilizes primarily forward contracts, options and swaps. The company does not hold financial instruments for trading or speculative purposes. Refer to Note 6 for further information regarding the company's financial instruments.

Currency Risk The company operates on a global basis and is exposed to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in currency exchange rates. The company is primarily exposed to currency exchange-rate risk with respect to its transactions and net assets denominated in Japanese Yen, Euro, British Pound and Swiss Franc. The company manages its foreign currency exposures and capital structure on a consolidated basis, which allows the company to net exposures and take advantage of any natural offsets. The company also utilizes derivative financial instruments to further reduce the net exposure to currency fluctuations. The company principally enters into foreign currency option and forward agreements to hedge firm commitments and anticipated but not yet committed sales expected to be denominated in foreign currencies. The company enters into foreign currency forward agreements to hedge certain receivables and payables denominated in foreign currencies. The company also hedges certain of its net investments in international affiliates principally using cross-currency swap agreements.

     As part of its risk-management program, the company performs sensitivity analyses to assess potential changes in fair value relating to hypothetical movements in currency exchange rates. A sensitivity analysis of changes in the fair value of foreign exchange option and forward contracts outstanding at December 31, 2000 indicated that, if the U.S. Dollar uniformly fluctuated unfavorably by 10 percent against all currencies, the fair value of those contracts would decrease by $20 million. A similar analysis performed with respect to option and forward contracts outstanding at December 31, 1999 indicated that the fair value of such contracts would decrease by $16 million. With respect to the company's cross-currency swap agreements, if the U.S. Dollar uniformly weakened by 10 percent, the fair value of the contracts would decrease by $83 million and $295 million as of December 31, 2000 and 1999, respectively. Any increase or decrease in the fair value of cross-currency swap agreements as a result of fluctuations in currency exchange rates is offset almost completely by the change in the value of the hedged net investments in foreign affiliates. The amount above for 2000 is less than that for 1999 due to the significantly lower notional amount of cross-currency swap agreements outstanding at December 31, 2000 as compared to the prior year-end. These sensitivity analyses disregard the possibility that currency exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency.

Interest Rate Risk As part of its risk-management program, the company performs sensitivity analyses to assess potential gains and losses in earnings relating to hypothetical movements in interest rates. A 44 basis-point increase in interest rates (approximately 10 percent of the company's weighted-average interest rate) affecting the company's financial instruments, including debt obligations and related derivatives, and investments, would have an immaterial effect on the company's 2000 and 1999 earnings and on the fair value of the company's fixed-rate financial instruments as of the end of such fiscal years.

     As discussed in Note 6, the fair values of the company's long-term litigation liabilities and related insurance receivables were computed by discounting the expected cash flows based on currently available information. A 10 percent movement in the assumed discount rate would have an immaterial effect on the fair values of those assets and liabilities.

Other Risks With respect to the company's unconsolidated investments, management believes any reasonably possible near-term losses in earnings, cash flows and fair values would not be material to the company's consolidated financial position.

Legal Proceedings

See Note 12 for a discussion of the company's legal contingencies and related insurance coverage with respect to cases and claims relating to the company's plasma-based therapies and mammary implants, as well as other matters. Upon resolution of any of these uncertainties, the company may incur charges in excess of presently established reserves. While such a future charge could have a material adverse effect on the company's net income or cash flows in the period in which it is recorded or paid, based on the advice of counsel, management believes that any outcome of these actions, individually or in the aggregate, will not have a material adverse effect on the company's consolidated financial position.

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

New Accounting and Disclosure Standards

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Hedging Activities" (collectively, SFAS No. 133), is effective for the company as of January 1, 2001. SFAS No. 133 requires that a company recognize all derivatives as assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Adoption of SFAS No. 133 will result in a cumulative after-tax reduction in net income of approximately $52 million and a cumulative after-tax increase in other comprehensive income of approximately $8 million, both of which will be recorded at the beginning of fiscal year 2001. The ongoing impact of SFAS No. 133 is not expected to be material. SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"

  (SFAS No. 140) was issued in September 2000 and is effective for transfers, servicings and extinguishments occurring after March 31, 2001. SFAS No. 140 replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125). Although SFAS No. 140 clarifies or amends various aspects of SFAS No. 125, most of the fundamental concepts from SFAS No. 125 have been brought forward without modification. SFAS No. 140 is not expected to have a material impact on the company's consolidated financial statements.

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

  Management is responsible for establishing and maintaining a system of internal control over financial reporting and safeguarding assets against unauthorized acquisition, use or disposition. This system is designed to provide reasonable assurance as to the integrity and reliability of financial reporting and safeguarding of assets. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal control, and that the cost of such systems should not exceed the benefits to be derived from them.

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


/s/ Harry M. Jansen Kraemer, Jr.                /s/ Brian P. Anderson

Harry M. Jansen Kraemer, Jr.                    Brian P. Anderson
Chairman and Chief                              Senior Vice President and
Executive Officer                               Chief Financial Officer


Report of Independent Accountants

To the Board of Directors and Stockholders of Baxter International Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders' equity and comprehensive income present fairly, in all material respects, the financial position of Baxter International Inc. (the company) and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
February 16, 2001, except for Note 14,
which is as of February 28, 2001

Consolidated Balance Sheets


as of December 31 (in millions, except share information)                                            2000         1999
------------------------------------------------------------------------------------------------------------------------
Current Assets                       Cash and equivalents                                        $    579    $    606
                                     Accounts receivable                                            1,387       1,504
                                     Notes and other current receivables                              155         148
                                     Inventories                                                    1,159       1,116
                                     Short-term deferred income taxes                                 159         216
                                     Prepaid expenses                                                 212         229
                                     -----------------------------------------------------------------------------------
                                     Total current assets                                           3,651       3,819
------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, Net                                                                  2,807       2,650
------------------------------------------------------------------------------------------------------------------------
Other Assets                         Net assets of discontiued operation                                -       1,231
                                     Goodwill and other intangible assets                           1,239         921
                                     Insurance receivables                                            160         301
                                     Other                                                            876         722
                                     -----------------------------------------------------------------------------------
                                     Total other assets                                             2,275       3,175
                                     -----------------------------------------------------------------------------------
                                     Total assets                                                $  8,733    $  9,644
========================================================================================================================
Current Liabilities                  Short-term                                                  $    576    $    125
                                     Current maturities of long-term debt and
                                      lease obligations                                                58         130
                                     Accounts payable and accrued liabilities                       1,990       1,805
                                     Income taxes payable                                             748         640
                                     -----------------------------------------------------------------------------------
                                     Total current liabilities                                      3,372       2,700
------------------------------------------------------------------------------------------------------------------------
Long-Term Debt and Lease Obligations                                                                1,726       2,601
------------------------------------------------------------------------------------------------------------------------
Long-Term Deferred Income Taxes                                                                       160         311
------------------------------------------------------------------------------------------------------------------------
Long-Term Litigation Liabilities                                                                      184         273
------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities                                                                           632         411
------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity                 Common stock, $1 par value, authorized
                                        350,000,000 shares, issued 298,133,251 shares
                                        in 2000 and 294,363,251 shares in 1999                        298         294
                                     Common stock in treasury, at cost,
                                        4,953,062 shares in 2000 and
                                        4,163,737 shares in 1999                                     (349)       (269)
                                     Additional contributed capital                                 2,506       2,282
                                     Retained earnings                                                853       1,415
                                     Accumulated other comprehensive loss                            (649)       (374)
                                     -----------------------------------------------------------------------------------
                                     Total stockholders' equity                                     2,659       3,348
                                     -----------------------------------------------------------------------------------
                                     Total liabilities and stockholders' equity                  $  8,733    $  9,644
========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

years ended December 31 (in millions, except per share data)   2000       1999       1998
------------------------------------------------------------------------------------------
Operations       Net sales                                   $ 6,896    $ 6,380    $ 5,706
                 Costs and expenses
                   Cost of goods sold                          3,833      3,568      3,142
                   Marketing and administrative expenses       1,385      1,311      1,208
                   Research and development expenses             379        332        323
                   In-process research and development
                   and acquisition-related costs                 286          -        116
                   Exit and other reorganization costs             -          -        122
                   Net litigation (income) costs                 (29)         -        178
                   Goodwill amortization                          31         19         18
                 -------------------------------------------------------------------------
                 Operating income                              1,011      1,150        599
                 -------------------------------------------------------------------------
                   Interest expense, net                          85         87        124
                   Other (income) expense                        (20)        11        (18)
                 -------------------------------------------------------------------------
                 Income from continuing operations
                   before income taxes and cumulative
                   effect of accounting change                   946      1,052        493
                 Income tax expense                              208        273        218
                 -------------------------------------------------------------------------
                 Income from continuing operations before
                   cumulative effect of accounting change        738        779        275
                 Discontinued operation                            2         45         40
                 -------------------------------------------------------------------------
                 Income before cumulative effect
                   of accounting change                          740        824        315
                 Cumulative effect of accounting change,
                   net of income tax benefit of $7                 -        (27)         -
                 -------------------------------------------------------------------------
                 Net income                                  $   740    $   797    $   315
==========================================================================================
Per Share Data   Earnings per basic common share
                   Continuing operations                     $  2.52    $  2.69    $  0.97
                   Discontinued operation                       0.01       0.15       0.14
                   Cumulative effect of accounting change          -      (0.09)         -
                 -------------------------------------------------------------------------
                   Net income                                $  2.53    $  2.75    $  1.11
                 -------------------------------------------------------------------------
                 Earnings per diluted common share
                   Continuing operations                     $  2.47    $  2.64    $  0.95
                   Discontinued operation                       0.01       0.15       0.14
                   Cumulative effect of accounting change          -      (0.09)         -
                 -------------------------------------------------------------------------
                   Net income                                $  2.48    $  2.70    $  1.09
                 -------------------------------------------------------------------------
                 Weighted average number of
                   common shares outstanding
                   Basic                                         292        290        284
                   Diluted                                       299        295        289
==========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

as of or for the years ended December 31 (in millions) (brackets denote cash outflows)      2000       1999       1998
-----------------------------------------------------------------------------------------------------------------------
Cash Flows from Operations            Income from continuing operations before
                                        cumulative effect of accounting change              $ 738    $   779    $   275
                                      Adjustments
                                        Depreciation and amortization                         405        372        344
                                        Deferred income taxes                                (170)        92        (56)
                                        Loss (gain) on asset dispositions                       6         13        (23)
                                        In-process research and development
                                          and acquisition-related costs                       286          -        116
                                        Exit and other reorganization costs                     -          -        122
                                        Net litigation (income) charge                        (29)         -        178
                                        Other                                                  55         20          2
                                        Changes in balance sheet items
                                               Accounts receivable                             54        103)      (153)
                                               Inventories                                   (114)        17        (79)
                                               Accounts payable and accrued liabilities        60         30        165
                                               Net litigation payments and other              (58)      (243)       (54)
                                      ---------------------------------------------------------------------------------
                                      Cash flows from continuing operations                 1,233        977        837
                                      ---------------------------------------------------------------------------------
                                      Cash flows from discontinued operation                  (19)       106        102
                                      ---------------------------------------------------------------------------------
                                      Cash flows from operations                            1,214      1,083        939
-----------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities  Capital expenditures                                   (547)      (529)      (461)
                                      Additions to the pool of equipment leased
                                        or rented to customers                               (101)      (102)       (95)
                                      Acquisitions (net of cash received)
                                        and investments in affiliates                        (345)      (179)      (319)
                                      Divestitures and other asset dispositions               (60)        75          3
                                      ---------------------------------------------------------------------------------
                                      Cash flows from investing activities                 (1,053)      (735)      (872)
-----------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities  Issuances of debt obligations                         1,180        764      1,143
                                      Redemption of debt obligations                       (1,953)      (481)      (598)
                                      Increase (decrease) in debt with
                                        maturities of three months or less, net               879       (552)      (159)
                                      Common stock cash dividends                             (84)      (338)      (331)
                                      Stock issued under Shared Investment Plan                 -        198          -
                                      Stock issued under employee benefit plans               233        148        118
                                      Purchases of treasury stock                            (375)      (184)         -
                                      ---------------------------------------------------------------------------------
                                      Cash flows from financing activities                   (120)      (445)       173
-----------------------------------------------------------------------------------------------------------------------
Effect of Foreign Exchange Rate Changes on Cash and Equivalents                               (68)        (6)         4
-----------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Equivalents                                                   (27)      (103)       244
-----------------------------------------------------------------------------------------------------------------------
Cash and Equivalents at Beginning of Year                                                     606        709        465
-----------------------------------------------------------------------------------------------------------------------
Cash and Equivalents at End of year                                                       $   579    $   606    $   709
-----------------------------------------------------------------------------------------------------------------------

Supplemental information:
Interest paid, net of portion capitalized                                                 $   110    $   150    $   191
Income taxes paid                                                                         $   279    $   197    $   143
=======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Stockholders' Equity and Comprehensive Income

years ended December 31 (in millions)                                                2000             1999            1998
----------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                       $   294          $   291          $   288
Beginning of year
Common stock issued for acquisitions                                                     4               --                3
Stock issued under Shared Investment Plan                                               --                3               --
----------------------------------------------------------------------------------------------------------------------------
End of year                                                                            298              294              291
----------------------------------------------------------------------------------------------------------------------------

Common Stock in Treasury
Beginning of year                                                                     (269)            (210)            (329)
Common stock issued for acquisitions                                                    47               --               --
Purchase of common stock                                                              (375)            (184)              --
Common stock issued under employee benefit plans                                       248              125              119
----------------------------------------------------------------------------------------------------------------------------
End of year                                                                           (349)            (269)            (210)
----------------------------------------------------------------------------------------------------------------------------

Additional Contributed Capital
Beginning of year                                                                    2,282            2,064            1,876
Common stock issued for acquisitions                                                   239               --              189
Stock issued under Shared Investment Plan                                               --              195               --
Common stock issued under employee benefit plans                                       (15)              23               (1)
----------------------------------------------------------------------------------------------------------------------------
End of year                                                                          2,506            2,282            2,064
----------------------------------------------------------------------------------------------------------------------------

Retained Earnings
Beginning of year                                                                    1,415              990            1,006
Net income                                                                             740              797              315
Elimination of reporting lag for certain international operations                       --              (34)              --
Common stock cash dividends                                                           (341)            (338)            (331)
Distribution of Edwards Lifesciences Corporation common stock to stockholders         (961)              --               --
----------------------------------------------------------------------------------------------------------------------------
End of year                                                                            853            1,415              990
----------------------------------------------------------------------------------------------------------------------------
Accumulated Other Comprehensive Loss
Beginning of year                                                                     (374)            (296)            (222)
Other comprehensive loss                                                              (275)             (78)             (74)
----------------------------------------------------------------------------------------------------------------------------
End of year                                                                           (649)            (374)            (296)
----------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                         $ 2,659          $ 3,348          $ 2,839
============================================================================================================================

Comprehensive Income
Net income                                                                         $   740          $   797          $   315

Currency translation adjustments, net of tax expense (benefit)
 of $82 in 2000, $87 in 1999 and $(56) in 1998                                        (297)             (80)             (75)
Unrealized net gain on marketable equity securities, net of tax
 of $15 in 2000, $1 in 1999 and $1 in 1998                                              22                2                1
----------------------------------------------------------------------------------------------------------------------------
Other comprehensive loss                                                              (275)             (78)             (74)

Elimination of reporting lag for certain international
  operations, net of tax benefit of $22                                                 --              (34)              --
----------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                         $   465          $   685          $   241
============================================================================================================================

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

Basis of consolidation
The consolidated financial statements include the accounts of Baxter International Inc. and its majority-owned, controlled subsidiaries (Baxter or the company). Effective in the first quarter of 1999 and in conjunction with the implementation of new financial systems, the company eliminated the one-month lag in reporting certain international operations to facilitate more timely consolidation. The December 1998 net loss of $34 million for these operations was recorded directly to retained earnings in the first fiscal quarter of 1999. Effective in the first quarter of 2001, the one-month lag was eliminated for the remaining international operations.

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

Revenue recognition
The company's policy is to recognize revenues from product sales and services when earned, as defined by GAAP, and in accordance with SEC Staff Accounting Bulletin No. 101. Revenue is recognized when persuasive evidence of the arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred. Prior to revenue recognition, the company substantially completes the terms specified in the arrangement, and any remaining obligations are inconsequential or perfunctory. Provisions for discounts, rebates to customers, and returns are provided for at the time the related sales are recorded, and are classified as adjustments to sales.

Warranty expense
The company provides for the estimated costs that may be incurred under its warranty programs at the time revenue is recognized.

Inventories

as of December 31 (in millions)                   2000             1999
-----------------------------------------------------------------------
Raw materials                                $     261        $     251
Work in process                                    174              193
Finished products                                  724              672
-----------------------------------------------------------------------
Total inventories                            $   1,159        $   1,116
                                             ==========================

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value. Reserves for excess and obsolete inventory were $110 million and $78 million at December 31, 2000 and 1999, respectively.

Property, plant and equipment

as of December 31 (in millions)                         2000        1999
-------------------------------------------------------------------------
Land                                             $       113    $      93
Buildings and leasehold improvements                     967          987
Machinery and equipment                                2,822        2,615
Equipment with customers                                 484          489
Construction in progress                                 592          525
-------------------------------------------------------------------------
Total property, plant and equipment, at cost           4,978        4,709
Accumulated depreciation and amortization             (2,171)      (2,059)
-------------------------------------------------------------------------
Property, plant and equipment, net               $     2,807    $   2,650
                                                 ========================

Depreciation and amortization are principally calculated on the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from three to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes. Accumulated amortization for assets under capital lease was $11 million and $10 million at December 31, 2000 and 1999, respectively. Depreciation expense was $308 million, $290 million and $269 million in 2000, 1999 and 1998, respectively. Repairs and maintenance expense was $105 million, $97 million and $93 million in 2000, 1999 and 1998, respectively.

Goodwill and other intangible assets

as of December 31 (in millions)                 2000          1999
------------------------------------------------------------------
Goodwill                                       $1,094        $ 737
Accumulated amortization                         (138)        (113)
------------------------------------------------------------------
Net goodwill                                      956          624
------------------------------------------------------------------
Other intangible assets                           701          677
Accumulated amortization                         (418)        (380)
------------------------------------------------------------------
Net other intangible assets                       283          297
------------------------------------------------------------------
Goodwill and other intangible assets           $1,239        $ 921
                                               ===================

Intangible assets are amortized on a straight-line basis. Goodwill is amortized over estimated useful lives ranging from 15 to 40 years; other intangible assets, consisting of purchased patents, trademarks and other identified rights, are amortized over their legal or estimated useful lives, whichever is shorter (generally not exceeding 17 years). The company's policy is to review the carrying amounts of goodwill and other intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances might include a significant decline in market share, a significant decline in profits, rapid changes in technology, significant litigation or other items. In evaluating the recoverability of goodwill and other intangible assets, management's policy is to compare the carrying amounts of such assets with the estimated undiscounted future operating cash flows. In the event impairment exists, an impairment charge would be determined by comparing the carrying amounts of the asset to the applicable estimated future cash flows, discounted at a risk-adjusted interest rate. In addition, the remaining amortization period for the impaired asset would be reassessed and revised if necessary. Management does not believe the carrying amounts of goodwill and other intangible assets are impaired at December 31, 2000.

Earnings per share (EPS)
The numerator for both basic and diluted EPS is net earnings available to common shareholders. The denominator for basic EPS is the weighted-average number of common shares outstanding during the period. The following is a reconciliation of the shares (denominator) of the basic and diluted per-share computations.

years ended December 31
(in million of shares)                             2000     1999    1998
------------------------------------------------------------------------
Basic                                              292      290      284
Effect of dilutive securities
         Employee stock options                      6        4        5
         Employee stock purchase plans
           and equity forward agreements             1        1        -
------------------------------------------------------------------------
Diluted                                            299      295      289
                                                  ======================


Comprehensive income
Comprehensive income encompasses all changes in stockholders' equity other than those arising from stockholders, and generally consists of net income, currency translation adjustments and unrealized net gains and losses on marketable equity securities. Accumulated currency translation adjustments were ($674) million and ($377) million at December 31, 2000 and 1999, respectively. Accumulated unrealized net gains on unrestricted marketable equity securities were $25 million and $3 million at December 31, 2000 and 1999, respectively.

Start-up costs
Effective at the beginning of 1999, the company adopted AICPA Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." This SOP required that the costs of start-up and organization activities previously capitalized be expensed and reported as a cumulative effect of a change in accounting principle and that such costs subsequent to adoption be expensed as incurred. The after-tax cumulative effect of this accounting change was $27 million.

Derivatives
Gains and losses relating to foreign currency purchased options and forward agreements that are designated and effective as hedges of firm commitments and anticipated transactions are deferred and recognized in income as offsets of gains and losses resulting from the underlying hedged items. Purchased option premiums are deferred and recognized in income to the extent considered effective. Premiums and discounts related to forward agreements are capitalized and amortized over the period of the underlying agreement. Deferred amounts are classified in inventories. Gains, losses and option premiums relating to foreign currency derivative instruments not qualifying as hedges for accounting purposes are recognized in income immediately. Such instruments are classified in accounts payable and accrued liabilities. Gains, losses relating to terminations of qualifying hedges are generally deferred and recognized consistent with the income or loss recognition of the underlying hedged items. In circumstances where the underlying hedged items are sold or no longer exist, any remaining gains or losses are recognized immediately in income. The effective portions of gains and losses on hedges of net investments in foreign affiliates are reported as currency translation adjustments in stockholders' equity. The interest rate differentials relating to interest rate swaps used to hedge debt obligations and cross-currency swap contracts used to hedge net investments in foreign affiliates are reflected as an adjustment to interest expense over the lives of the financial instruments. Gains or losses relating to terminations of cross-currency swap contracts used to hedge net investments in foreign affiliates are recognized immediately and recorded in other income or expense. Instruments that are indexed to and potentially settled in the company's stock are accounted for in accordance with Emerging Issues Task Force Issue Nos. 00-7 and 00-19. Cash flows from derivatives are classified in the same category as the cash flows from the related hedged activity.

Cash and equivalents
Cash and equivalents include cash, certificates of deposit and marketable securities with an original maturity of three months or less.

Shipping and handling costs
Shipping and handling costs are classified in either cost of goods sold or marketing and administrative expenses based on their nature. Approximately $200 million of shipping and handling costs were classified in marketing and administrative expenses in each of 2000, 1999 and 1998.

Reclassifications
Certain reclassifications have been made to conform the 1999 and 1998 financial statements and notes to the 2000 presentation.

New accounting pronouncements
Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Hedging Activities" (collectively, SFAS No. 133), is effective for the company as of January 1, 2001. SFAS No. 133 requires that a company recognize all derivatives as assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Adoption of SFAS No. 133 will result in a cumulative after-tax reduction in net income of approximately $52 million and a cumulative after-tax increase in other comprehensive income of approximately $8 million, both of which will be recorded at the beginning of fiscal year 2001. The ongoing impact of SFAS No. 133 is not expected to be material.

     SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 140) was issued in September 2000 and is effective for transfers, servicings and extinguishments occurring after March 31, 2001. SFAS No. 140 replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No.
125). Although SFAS No. 140 clarifies or amends various aspects of SFAS No. 125, most of the fundamental concepts from SFAS No. 125 have been brought forward without modification. SFAS No. 140 is not expected to have a material impact on the company's consolidated financial statements.


2 Discontinued Operation

On March 31, 2000, Baxter stockholders of record on March 29, 2000, received all of the outstanding stock of Edwards Lifesciences Corporation (Edwards), the company's cardiovascular business, in a tax-free spin-off. The company's consolidated financial statements and related notes have been adjusted and restated to reflect the financial position, results of operations and cash flows of Edwards as a discontinued operation.

     In 2000, 1999 and 1998, the company recorded income from the discontinued operation of $14 million, $64 million and $40 million, respectively, which was net of income tax expense of $5 million, $19 million and $16 million, respectively. In addition, in 2000 and 1999 the company recorded $12 million (including tax of $6 million) and $19 million, respectively, of net costs directly associated with effecting the business distribution. The impact of these costs on basic earnings per share was $.04 and $.07 in 2000 and 1999, respectively, and the impact on diluted earnings per share was $.04 and $.06 in 2000 and 1999, respectively. Net sales of the discontinued operation were $906 million in 1999, $893 million in 1998, and $252 million for the three-month period ended March 31, 2000.

     Through the issuance of new third-party debt, approximately $502 million of Baxter's debt was indirectly assumed by Edwards upon spin-off. The distribution of Edwards stock totaled $961 million.

     The cardiovascular business in Japan was not transferred to Edwards at the time of distribution due to Japanese regulatory requirements and business culture considerations. The business is operated pursuant to a contractual joint venture under which a Japanese subsidiary of Baxter retains ownership of the business assets, but a subsidiary of Edwards holds a 90 percent profit interest. Edwards has an option to purchase the Japanese assets, which option may be exercised no earlier than 28 months following the spin-off date and no later than 60 months following the spin-off date. The exercise price of the option is approximately 26.4 billion Japanese Yen, of which Edwards would obtain approximately 23.2 billion Japanese Yen upon termination of the joint venture for the return of its fair value in the joint venture at inception. Included in Baxter's consolidated balance sheet at December 31, 2000 was a $203 million liability relating to this contractual joint venture, which was established in connection with the accounting for the spin-off of Edwards.

3 Acquisitions and Divestitures

Accounting for acquisitions
All acquisitions during the three years ended December 31, 2000 were accounted for under the purchase method. Results of operations of acquired companies are included in the company's results of operations as of the respective acquisition dates. The purchase price of each acquisition was allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. The excess of the purchase price over the fair values of the net tangible assets, identifiable intangible assets and liabilities acquired was allocated to goodwill. As further discussed below, a portion of the purchase price for certain of the acquisitions was allocated to in-process research and development (IPR&D) which, under GAAP, was immediately expensed.

36

Significant acquisitions
The following is a summary of the company's significant recent acquisitions along with the allocation of the purchase price to IPR&D and intangible assets.

                          Acquisition    Purchase           Intangible assets
                                                            -----------------
(in millions)                    date       price    IPR&D    Goodwill  Other
-----------------------------------------------------------------------------
North American                   June
Vaccine, Inc.                    2000        $328     $250        $245    $10

                                  May
Somatogen, Inc.                  1998         206      116           2      3

                             December
Bieffe Medital S.p.A.            1997         188        -         124     15
=============================================================================

North American Vaccine, Inc. (NAV) was engaged in the research, development, production and sales of vaccines for the prevention of human infectious diseases. Somatogen, Inc. (Somatogen) was a developer of recombinant hemoglobin-based technology, and no revenue had ever been generated from commercial product sales. Somatogen shareholders are entitled to a contingent deferred cash payment of up to $2.00 per Somatogen share, or approximately $42 million, based on a percentage of sales of future products through the year 2007. The acquisitions of NAV and Somatogen are included in the BioScience segment. Bieffe Medital S.p.A. (Bieffe), which was a manufacturer of dialysis and intravenous solutions and containers, is included in both the Renal and the Medication Delivery segments. The purchase prices of NAV and Somatogen were principally paid in approximately 3,770,000 and 3,547,000 shares, respectively, of Baxter International Inc. common stock. A portion of the purchase price of the Renal segment's acquisition of Althin Medical A.B. was paid in approximately 592,000 shares of Baxter common stock.

     The $286 million charge for IPR&D and acquisition-related costs recorded in 2000 consisted principally of the above-mentioned $250 million charge relating to NAV, insignificant IPR&D charges pertaining to three other acquisitions, as well as certain charges associated with one of the Medication Delivery segment's acquisitions.

IPR&D
Amounts allocated to IPR&D were determined on the basis of independent valuations using the income approach, which measures the value of an asset by the present value of its future economic benefits. Estimated cash flows were discounted to their present values at rates of return that incorporate the risk-free rate, the expected rate of inflation, and risks associated with the particular projects. The valuations incorporated the stages of completion of the IPR&D projects. Projected revenue and cost assumptions were determined considering the company's historical experience and industry trends and averages. No value was assigned to any IPR&D project unless it was probable of being further developed.

     The following is a summary of significant amounts allocated to IPR&D during the last several years, by significant project category.

(in millions)                             NAV      Somatogen        Immuno
--------------------------------------------------------------------------
Oxygen-carrying therapeutics                            $116
Plasma-based therapies                                                $142
Vaccines                                  $250                          78
--------------------------------------------------------------------------
Total                                     $250          $116          $220
                                         =================================

     Material net cash inflows for significant IPR&D projects for NAV were forecasted in the valuation to commence between 2002 and 2005. A discount rate of 20 percent was used for all projects, which include Streptococcal B, Pneumococcal, Meningococcal B/C/Y and other vaccines. Assumed additional research and development (R&D) expenditures prior to the dates of product introductions totaled approximately $85 million. The status of development, stage of completion, assumptions, nature and timing of remaining efforts for completion, risks and uncertainties, and other key factors varied by individual vaccine project. The percentage completion rate for significant projects ranged in the valuation from approximately 65 percent to over 90 percent, with the weighted-average completion rate approximately 70 percent. Subsequent to the June 2000 acquisition date, the projects have been proceeding in accordance with the original projections. Approximately $8 million of R&D costs were expensed in 2000 subsequent to the acquisition date relating to these projects.

     Material net cash inflows relating to Somatogen's IPR&D were forecasted to begin in 2004. A discount rate of 22 percent was used in the valuation. Estimated R&D costs to be incurred prior to 2004 were forecasted to total approximately $100 million. As the R&D efforts progress, it is currently forecasted that material net cash inflows relating to Somatogen's IPR&D as of acquisition date will not begin until after 2006. Also, it is currently estimated that over $200 million of R&D costs will be incurred between the date of acquisition and 2006. During 2000, the results of preclinical studies were submitted to the U.S. Food and Drug Administration as part of an investigational new drug application. Pending the outcome of the FDA's review of the application, the company plans to begin human clinical trials in 2001. Approximately $18 million, $18 million and $10 million of R&D costs were expended in 2000, 1999 and 1998, respectively, relating to these projects.

     Immuno International AG (Immuno), a manufacturer of biopharmaceutical products and services for transfusion medicine, was acquired by the company in December 1996, and is included in the BioScience segment. The two project categories were comprised of 18 projects, many of which were comprised of multiple sub-projects. As part of the post-acquisition integration and R&D rationalization process, management reassessed all of Immuno's ongoing R&D projects in conjunction with a re-evaluation of Baxter's existing R&D projects, and re-prioritized certain projects, resulting in modifications to originally planned timetables for certain of the projects and terminations of other projects. Such revisions to original plans were also significantly influenced by marketplace trends and competitive factors occurring since the acquisition date. Most significantly, the timetables for certain of the plasma-based therapies projects have been altered in order to accelerate the development of the next-generation recombinant Factor VIII concentrate for hemophilia treatment, given the strong and accelerating demand for recombinant products in the marketplace. As a result of the timetable revisions and terminations, actual R&D expenditures since acquisition date have been over 40 percent lower than that assumed in the model. Total additional R&D expenditures are currently forecasted to be less than those assumed in the model. Approximately $15 million, $30 million and $25 million of R&D costs have been expensed in 2000, 1999 and 1998, respectively, relating to these projects.

     With respect to NAV, Somatogen and Immuno IPR&D, the products currently under development are at various stages of development, and substantial further research and development, pre-clinical testing and clinical trials will be required to determine their technical feasibility and commercial viability. There can be no assurance such efforts will be successful. Delays in the development, introduction or marketing of the products under development could result either in such products being marketed at a time when their cost and performance characteristics would not be competitive in the market-place or in a shortening of their commercial lives. If the products are not completed on time, the expected return on the company's investments could be significantly and unfavorably impacted.

Pro forma information
The following unaudited pro forma information presents a summary of the company's consolidated results of operations as if acquisitions had occurred as of the beginning of fiscal years 2000 and 1999, respectively, giving effect to purchase accounting adjustments but excluding the 2000 charge for IPR&D and acquisition-related costs.

years ended December 31
(in millions, except per share data)                   2000     1999
--------------------------------------------------------------------
Net sales                                            $7,005   $8,614
Income from continuing operations before
  cumulative effect of accounting change             $  896   $  781
Net income                                           $  896   $  754
Net income per diluted common share                  $ 2.99   $ 2.52
                                                    ----------------

These pro forma results of operations have been presented for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated, or which may result in the future. The diluted pro forma earnings and per-share earnings included in the table above primarily reflect the historical pre-acquisition net losses reported by NAV.

Acquisition reserves
Based on plans formulated at acquisition date, as part of the allocation of purchase price, reserves have been established for certain acquisitions. The following is a summary of the reserves and related activity pertaining to the acquisition of Immuno. Reserves established for certain of the company's acquisitions during the period are not included below as such reserves were not material. Actions executed to date and anticipated in the future with respect to the acquisition-related plans are substantially consistent with the original plans. Management believes remaining reserves are adequate to complete the actions contemplated by the plans.

as of or for the years ended
December 31 (in millions)                                              Immuno
-----------------------------------------------------------------------------
Original reserve
  Employee-related costs                                                 $ 38
  Contract termination and other costs                                     41
-----------------------------------------------------------------------------
    Total original reserve                                                 79
-----------------------------------------------------------------------------
1998 and prior reserve utilization                                        (26)
1999 reserve utilization                                                  (11)
2000 reserve utilization                                                  (16)
-----------------------------------------------------------------------------
Balance at December 31, 2000                                             $ 26
                                                                        =====

Employee-related costs consisted principally of employee severance associated with headcount reductions in Europe and primarily impacted the sales and marketing functions. Utilization of reserves for employee-related costs totaled $3 million, $6 million and $16 million in 2000, 1999 and 1998, respectively. Contract termination and other costs related principally to the exiting of activities and termination of distribution, lease and other contracts of the acquired company that existed prior to the acquisition date that either continued with no economic benefit or required payment of a cancellation penalty.

38

[4]  Exit and Other Reorganization Costs

In 1998, the company decided to end the clinical development of the BioScience segment's first-generation oxygen-carrying therapeutic, HemAssist (DCLHb), which was based on human hemoglobin, and focus on the next-generation program, which is based on genetically engineered hemoglobin molecules. The company also decided to exit certain non-strategic investments, primarily in Asia, and reorganize certain other activities. As a result of these decisions, the company recorded a $122 million pretax charge in 1998. Included in the total charge was a $74 million charge to write down certain assets to estimated sales or salvage value due to impairment. The majority of the asset writedowns related to machinery and equipment located in a manufacturing facility in Neuchatel, Switzerland, that were used solely in the development and manufacture of HemAssist (DCLHb), and had no alternative future use. Activities ceased upon the decision to end the clinical development of HemAssist (DCLHb). In 1999, the company began modifications to this manufacturing facility, which was designed to manufacture a human hemoglobin product, to produce recombinant biopharmaceutical products. Such alternate production is expected to commence at the Neuchatel facility in the next two years.

The following is a summary of the components of the remainder of the charge and the utilization of such reserves.

as of or for the years ended           Employee-    Other
December 31 (in millions)          related costs    costs     Total
---------------------------------------------------------------------
Original charge                           $   34    $  14     $   48
1998 utilization                             (12)      (6)       (18)
1999 utilization                             (16)      (7)       (23)
2000 utilization                              (4)       -         (4)
--------------------------------------------------------------------
Reserves at December 31, 2000             $    2    $   1     $    3
                                        ============================

Employee-related costs consisted principally of employee severance resulting from the elimination of approximately 375 positions worldwide. The headcount reductions affected various functions and pertained principally to the BioScience and Medication Delivery segments. Approximately 360 positions have been eliminated through December 31, 2000. The other costs related principally to contractual obligations that existed prior to the date of the charge that either continued with no economic benefit or required payment of a cancellation penalty. The majority of such costs related to the terminated HemAssist (DCLHb) program and included cancellation costs associated with a minimum purchase agreement.

[5]  Long-Term Debt, Credit Facilities and Lease Obligations

                                         Effective
as of December 31 (in millions)      interest rate     2000       1999
-------------------------------------------------------------------------
Commercial paper                              6.4%  $   800    $   668
Short-term notes                              3.5%      513        646
Zero coupon notes
      due 2000 (unamortized original
      issue discount of $9)                  10.3%        -        120
8.125% notes due 2001                         6.2%       40        155
7.625% notes due 2002                         7.5%       46        151
7.125% notes due 2007                         7.1%       54        251
7.25% notes due 2008                          7.5%       29        198
9.5% notes due 2008                           9.5%       75         75
7.65% debentures due 2027                     7.6%        5        202
6.625% debentures due 2028                    6.7%      147        249
Other                                                    75         16
----------------------------------------------------------------------
Total long-term debt and
         lease obligations                            1,784      2,731
Current portion                                         (58)      (130)
----------------------------------------------------------------------
Long-term portion                                   $ 1,726    $ 2,601
                                           ===========================

In order to better match the currency denomination of its assets and liabilities, the company rebalanced certain of its debt during 2000. The company acquired approximately $878 million of its U.S. Dollar denominated debt securities during 2000 and increased its Japanese Yen and Euro denominated debt. The net costs associated with the early termination of the U.S. Dollar denominated debt of $15 million were recorded in other expense as they were not material. The increase in debt denominated in Japanese Yen and Euro was classified in short-term debt as of December 31, 2000. Management intends to replace the majority of this short-term debt with long-term debt during 2001.

The company leases certain facilities and equipment under capital and operating leases expiring at various dates. Most of the operating leases contain renewal options. Rent expense under operating leases was $99 million, $91 million and $79 million in 2000, 1999 and 1998, respectively.

Future minimum lease payments and debt maturities
                                                      Aggregate debt
                                                          maturities
as of and for the years ended               Operating    and capital
December 31 (in millions)                      leases         leases
---------------------------------------------------------------------
2001                                         $     82     $     62
2002                                               66           50
2003                                               52        1,336/1/
2004                                               42            3
2005                                               36            2
Thereafter                                         70          341
---------------------------------------------------------------------
Total obligations and commitments            $    348        1,794
                                            -------------------------
Amounts representing interest,
   discounts, premiums and deferred
   financing costs                                             (10)
---------------------------------------------------------------------
Total long-term debt and present
   value of lease obligations                             $  1,784
                                            =========================

1. Includes approximately $1.3 billion of commercial paper and short-term notes supported by long-term credit facilities expiring in 2003.

The company maintains two revolving credit facilities, which total $1.5 billion. Of this total, $700 million will expire in 2001 and $800 million will expire in 2003. The facilities enable the company to borrow funds in U.S. Dollars or Euros on an unsecured basis at variable interest rates and contain various covenants, including a maximum debt-to-capital ratio and a minimum interest coverage ratio. There were no borrowings outstanding under these facilities at December 31, 2000 or 1999. Baxter also maintains or guarantees other short-term credit arrangements which totaled approximately $418 million at December 31, 2000. Approximately $61 million and $93 million of borrowings were outstanding under these facilities at December 31, 2000 and 1999, respectively.

During 1998, a wholly-owned subsidiary of the company entered into an $800 million revolving credit facility, which expires in 2003 and enables the subsidiary to borrow funds at variable interest rates. The agreement contains various covenants, including a minimum interest coverage ratio, a maximum debt-to-adjusted earnings ratio and a minimum adjusted net worth amount. There were $513 million and $596 million in borrowings outstanding under this facility at December 31, 2000 and 1999, respectively, and they were denominated in Swiss Francs. These borrowings are secured and guaranteed by a pledge of the shares of the borrower and certain of its subsidiaries.

  At December 31, 2000 and 1999, commercial paper and short-term notes together totaling approximately $1.3 billion have been classified with long-term debt as they are supported by the long-term credit facilities discussed above, which management intends to continue to refinance.

[6]  Financial Instruments and Risk Management

Accounts receivable

In the normal course of business, the company provides credit to customers in the health-care industry, performs credit evaluations of these customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts. The allowance for doubtful accounts was $43 million and $34 million at December 31, 2000 and 1999, respectively.

  In order to reduce its overall financing costs, the company periodically sells its trade accounts receivable. In 2000, the company generated net operating cash inflows of approximately $195 million relating to such sales. Under the terms of the sales arrangements, the company has the ability to sell certain accounts receivable on an ongoing basis, continues to service the sold receivables, and is subject to recourse provisions. Management believes the company is adequately reserved with respect to the recourse provisions. In 2000, proceeds from new sales totaled approximately $1.5 billion and cash collections reinvested totaled approximately $1.3 billion. The portfolio of accounts receivable that the company services totaled approximately $590 million at December 31, 2000. The net gains and losses recognized upon sale of the receivables, amounts relating to the company's servicing of the receivables, and delinquencies were not material to the consolidated financial statements.

Other concentrations of risk

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

Interest rate risk management

Baxter uses interest rate swaps generally from less than one year to three years in duration to manage the company's exposure to adverse movements in interest rates. The book values of debt at December 31, 2000 and 1999 reflect deferred hedge gains of $2 million and $11 million, respectively, offset by $2 million of deferred hedge losses at December 31, 1999.

Foreign exchange risk management

The company enters into various types of foreign exchange contracts to protect the company from risks associated with the fluctuation in currency exchange rates. The company principally enters into foreign currency option and forward contracts, with terms generally less than three years, to hedge firm commitments and anticipated but not yet committed sales expected to be

40

denominated in foreign currencies. Deferred hedging gains on hedges of anticipated but not yet committed sales totaled $20 million and $7 million at December 31, 2000 and 1999, respectively. The company also enters into foreign currency forward agreements to hedge certain receivables and payables denominated in foreign currencies. The company principally hedges the following currencies: Japanese Yen, Euro, British Pound and Swiss Franc.

  The company also enters into cross-currency swap agreements, with original maturities up to 10 years, to hedge certain of its net investments in foreign affiliates. In conjunction with the company's rebalancing of its debt portfolio and in anticipation of the adoption of SFAS No. 133, certain of such contracts were terminated in 2000, and a gain was recognized in other income. Refer to
Note 10 for further information. In order to hedge certain of its net investments in foreign affiliates in the future, the company plans to designate a portion of its debt denominated in foreign currencies as hedges of these net investments, as well as use cross-currency swap agreements.

Interest rate and foreign exchange contracts

                                                          2000                             1999
                                            -------------------------------------------------------------
                                               Notional         Market           Notional         Market
as of December 31 (in millions)                amounts          values           amounts          values
---------------------------------------------------------------------------------------------------------
Interest rate contracts
Floating to fixed rate swaps                    $  100          $     -          $    300       $      3
         Average pay rate 5.1% in
                  2000 and 7.4% in 1999
         Average receive rate 6.3% in
                  2000 and 5.8% in 1999
=========================================================================================================
Foreign exchange contracts
Forwards and options used to
         hedge firm commitments
         and anticipated sales
                  Japanese Yen                  $  578          $    26          $    483       $     (1)
                  Euro                             439               12               610             15
                  Other currencies                  69                2                34              1
---------------------------------------------------------------------------------------------------------
                           Total                $1,086          $    40          $  1,127       $     15
---------------------------------------------------------------------------------------------------------
Forwards and swaps used to
         hedge net investments in
         foreign affiliates
                  Japanese Yen                  $  115          $    (6)         $    315       $   (113)
                  Euro                             650              (64)            2,650            175
                  Other currencies                  68               (3)               15              -
---------------------------------------------------------------------------------------------------------
                           Total                $  833          $   (73)         $  2,980       $     62
---------------------------------------------------------------------------------------------------------
Forwards used to hedge certain
         receivables and payables
         (primarily Japanese Yen,
         Euro and Swiss Franc)                  $   21          $    14          $     58        $     -
---------------------------------------------------------------------------------------------------------

Equity risk management

In order to partially offset the potentially dilutive effect of employee stock options, the company has entered into forward agreements with independent third parties related to the company's common stock. The forward agreements require the company to purchase its common stock from the counterparties on specified future dates and at specified prices. The company can, at its option, require settlement of the agreements with shares of its common stock or, in some cases, cash, in lieu of physical settlement. The company may, at its option, terminate and settle these agreements early at any time before maturity. At December 31, 2000, agreements related to approximately 2.5 million shares mature in 2001 at an average exercise price of approximately $58 per share and agreements related to approximately 3.7 million shares mature in 2002 at exercise prices ranging from $70 to $78 per share. At December 31, 1999, agreements related to approximately 7.0 million shares were outstanding.

  In connection with the company's stock repurchase program, during 2000 the company issued put options and purchased call options on shares of its common stock. The put options give the purchaser the right to sell Baxter common stock to the company at contractually specified prices. The call options give the company the right to purchase Baxter common stock at contractually specified prices. The agreements were executed with independent third parties, and the cost of the call options was offset by the premium from the put options. The company can, at its option, require settlement of the agreements with shares of its common stock or, in some cases, cash, in lieu of physical settlement. The company may, at its option, terminate and settle these agreements at any time before maturity. In conjunction with its stock repurchase program, the company terminated certain of these contracts during the 2000. At December 31, 2000, put options for approximately 1.5 million shares of common stock and call options for approximately 1.0 million shares of common stock were outstanding. The exercise prices of the outstanding put options were $56 per share and the exercise prices of the outstanding call options were $62 per share. The contracts mature in 2001.

   The following is a summary of the carrying amounts and approximate fair values of the company's financial instruments included in the consolidated balance sheets.

Fair values of financial instruments

                                                                               Approximate
as of December 31                                         Carrying amounts     fair values
                                                          ----------------   ----------------
(in millions)                                               2000     1999     2000     1999
---------------------------------------------------------------------------------------------
Assets
         Long-term insurance
              receivables                                 $  160   $  301   $  145   $  248
         Investments in affiliates                           195      145      312      158
         Foreign exchange hedges                              65       20       51       15

Liabilities
         Short-term debt                                     576      125      576      125
         Short-term borrowings
              classified as long term/1/                   1,313    1,314    1,313    1,311
         Other long-term debt
              and lease obligations/2/                       471    1,417      487    1,326
         Long-term litigation
              liabilities                                    184      273      170      237
=============================================================================================

1. Includes interest rate hedging instruments
2. Includes swaps used to hedge net investments in foreign affiliates.

The fair values of certain of the investments in affiliates are not readily determinable as the investments are not traded in a market. For these investments, fair value is assumed to approximate carrying value. With respect to the approximate fair values of the company's unrestricted marketable investments in affiliates, the total net unrealized gain at December 31, 2000 consists of gross unrealized gains of $50 million net of gross unrealized losses of $9 million, and the total at December 31, 1999 consists of gross unrealized gains of $7 million net of gross unrealized losses of $2 million. Although the company's litigation remains unresolved by final orders or settlement agreements in some cases, the estimated fair values of insurance receivables and long-term litigation liabilities were computed by discounting the expected cash flows based on currently available information. The approximate fair values of other assets and liabilities are based on quoted market prices, where available.

   The carrying values of all other financial instruments approximate their fair values due to the short-term maturities of these assets and liabilities.

7   Accounts Payable and Accrued Liabilities


as of December 31 (in millions)              2000     1999
----------------------------------------------------------
Accounts payable, principally trade        $  659   $  612
Employee compensation and withholdings        238      260
Litigation                                    177      183
Pension and other deferred benefits            17       40
Property, payroll and other taxes              77      105
Other                                         822      605
----------------------------------------------------------
Accounts payable and accrued liabilities   $1,990   $1,805
                                           ===============

8   Common and Preferred Stock

Baxter has several stock-based compensation plans, which are described below. The company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. No compensation cost has been recognized for fixed stock option plans and stock purchase plans. The compensation expense recognized for continuing operations for performance-based, restricted and other stock plans was $23 million, $26 million and $15 million in 2000, 1999 and 1998, respectively. Had compensation cost for all of the company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the company's net income and related earnings per share (EPS) would have been reduced to the pro forma amounts indicated below.

Pro forma net income and EPS


years ended December 31
(in millions, except per share data)      2000     1999       1998
-------------------------------------------------------------------
Pro forma net income                   $    68  $    746   $    262
Pro forma basic EPS                    $  2.33  $   2.57   $    .92
Pro forma diluted EPS                  $  2.29  $   2.54   $    .91
                                       ============================

Pro forma compensation expense for stock options and employee-stock subscriptions was calculated using the Black-Scholes model.

   All outstanding options were modified as a result of the spin-off of Edwards. Equitable adjustments were made to the number of shares and exercise price for each option and employee stock subscription outstanding.

Fixed stock option plans

Stock options have been granted at various dates. All grants have a 10-year initial term and have an exercise price at least equal to 100% of market value on the date of grant. Vesting terms vary, with most outstanding options vesting 100% in one year or 100% in three years.

Stock options outstanding at December 31, 2000

(option shares in thousands)

                               Options outstanding                                    Options exercisable
---------------------------------------------------------------------------------------------------------

                                         Weighted-
                                           average
                                         remaining          Weighted-                           Weighted-
         Range of                      contractual            average                             average
         exercise                             life           exercise                            exercise
           prices      Outstanding         (years)              price          Exercisable          price
---------------------------------------------------------------------------------------------------------
           $20-39            2,495             3.5           $  29.42                2,495       $  29.42
            40-49            4,583             6.2              45.45                4,583          45.45
            50-59            5,934             8.1              54.72                  247          53.87
            60-79            4,556             8.2              64.53                    -              -
            80-83            6,933             9.8              82.53                    -              -
---------------------------------------------------------------------------------------------------------
           $20-83           24,501             7.8           $  60.21                7,325       $  40.66
=========================================================================================================

As of December 31, 1999 and 1998, there were 8,755,000 and 4,565,000 options exercisable, respectively, at weighted-average exercise prices of $41.06 and $30.27, respectively.

42

Stock option activity

                                                              Weighted-
                                                                average
                                                               exercise
(option shares in thousands)                     Shares           price
-------------------------------------------------------------------------
Options outstanding at January 1, 1998           13,882       $   39.64
Granted                                           4,806           59.83
Exercised                                        (1,728)          28.69
Forfeited                                          (587)          49.51
-------------------------------------------------------------------------
Options outstanding at December 31, 1998         16,373           46.37
Granted                                           5,013           66.73
Exercised                                        (1,958)          39.18
Forfeited                                          (619)          56.73
-------------------------------------------------------------------------
Options outstanding at December 31, 1999         18,809           52.20
Granted                                           9,520           75.32
Exercised                                        (2,853)          39.47
Forfeited                                        (1,921)          57.81
Equitable adjustment                                946               -
-------------------------------------------------------------------------
Options outstanding at December 31, 2000         24,501       $   60.21
                                                 ========================

Included in the tables above are certain premium-priced options. During 1998, approximately 470,000 premium-priced stock options were granted with a weighted-average exercise price of $73 and a weighted-average fair value of approximately $13 per option. During 1996, approximately 2.5 million premium-stock options were granted with an exercise price of $49 and a weighted-average fair value of approximately $11 per option. All of such options granted in 1998 and 1.4 million of such options granted in 1996 are outstanding at December 31, 2000.

   Pro forma compensation expense was calculated with the following weighted-average assumptions for grants in 2000, 1999 and 1998, respectively: dividend yield of 1.25%, 1.5% and 1.5%; expected life of six years for all periods; expected volatility of 31%, 29% and 29%; and risk-free interest rates of 6.1%, 5.4% and 5.3%. The weighted-average fair value of options granted during the year were $27.49, $22.59 and $18.58 in 2000, 1999 and 1998, respectively.

   Employees of Edwards were required to exercise any vested options within 90 days from the date of spin-off, which occurred on March 31, 2000. All unvested options were canceled 90 days after the date of spin-off.

Employee stock purchase plans

The company has employee stock purchase plans whereby it is authorized, as of December 31, 2000, to issue up to 10 million shares of common stock to its employees, nearly all of whom are eligible to participate. The purchase price is the lower of 85 percent of the closing market price on the date of subscription or 85 percent of the closing market price as defined by the plans. The total subscription amount for each participant cannot exceed 25 percent of current annual pay. Under the plans, the company sold 1,387,022 and 777,618 and 810,855 shares to employees in 2000, 1999 and 1998, respectively. Pro forma compensation expense was estimated with the following weighted-average assumptions for 2000, 1999 and 1998, respectively: dividend yield of 1.4%, 1.5% and 1.5%: expected volatility of 33% for all periods, and risk-free interest rates of 6.2%, 5.4% and 4.4%. The weighted-average fair value of those purchase rights granted in 2000, 1999 and 1998 was $22.98, $20.09 and $15.16, respectively.

Restricted stock and performance-share plans

The long-term incentive plan includes both stock options and restricted stock. Under the plan, grants of restricted stock are generally made annually and are earned based on the achievement of financial performance targets. The restricted stock component of the long-term incentive plan is being eliminated effective in 2001 and, instead, a greater number of stock options will be granted to participants in the plan with terms and conditions similar to existing stock option plans. The year 2000 was a transition year whereby most participants in the plan elected to receive incremental stock options and were no longer eligible to earn restricted stock. The number of stock options granted pursuant to the revised plan is based on the achievement of financial performance objectives.

   The company also has other incentive compensation plans whereby grants of restricted stock and performance shares are made to key employees and non-employee directors. At December 31, 2000, approximately 84,000 shares of stock were subject to restrictions, the majority of which lapse in 2001 and 2002. During 2000, 1999 and 1998, approximately 249,500, 542,500 and 242,700 shares, respectively, of restricted stock and performance shares were granted at weighted-average grant-date fair values of $65.75, $63.99 and $58.74 per share, respectively. The majority of the restricted stock granted in 2000 was forfeited pursuant to the long-term incentive plan transition discussed above.

Shared Investment Plan

In 1999, the company sold approximately 3.1 million shares of the company's common stock to 142 of Baxter's senior managers for approximately $198 million in cash. This plan directly aligns management and shareholder interests. The Baxter managers used full-recourse personal bank loans to purchase the stock at the May 3, 1999 closing price of $63.63. Baxter has agreed to guarantee repayment to the banks in the event of default by a participant in the plan. The total outstanding participant loan amount at December 31, 2000 was $188 million.

Stock repurchase programs

In November 1995, the company's board of directors authorized the repurchase of up to $500 million of common stock over a period of several years, all of which was repurchased by early 2000. In November 1999, the board of directors authorized the repurchase of an additional $500 million over a period of several years, of which approximately two-thirds has been repurchased as of December 31, 2000.

Other

Approximately 100 million shares of no par value preferred stock are authorized for issuance in series with varying terms as determined by the board of directors.

In March 1999, common stockholders received a dividend of one preferred stock purchase right (collectively, the Rights) for each share of common stock. These Rights replaced similar rights that expired in March 1999. The Rights may become exercisable at a specified time after (1) a person or group acquires 15 percent or more of the company's common stock or (2) a tender or exchange offer for 15 percent or more of the company's common stock. Once exercisable, the holder of each Right is entitled to purchase, upon payment of the exercise price, shares of the company's common stock having a market value equal to two times the exercise price of the Rights. The Rights have a current exercise price of $275. The Rights expire on March 23, 2009, unless earlier redeemed by the company under certain circumstances at a price of $0.01 per Right.

[9]  Retirement and Other Benefit Programs

The company sponsors several qualified and nonqualified pension plans for its employees. The company also sponsors certain unfunded contributory health-care and life insurance benefits for substantially all domestic retired employees.

Reconciliation of plans' benefit obligations, assets and funded status

as of and for the years              Pension benefits       Other benefits
                                    -----------------      ----------------
ended December 31 (in millions)       2000       1999       2000       1999
---------------------------------------------------------------------------
Benefit obligations
Beginning of year                   $1,344     $1,427    $   175    $   200
Service cost                            41         48          3          3
Interest cost                          113        102         14         12
Participant contributions                2          2          3          3
Actuarial loss (gain)                  147       (148)        35        (30)
Acquisitions (divestitures), net       (10)         1          -          -
Curtailments and settlements           (10)        (7)         -         (3)
Benefit payments                       (78)       (76)       (11)       (11)
Currency exchange-rate
  changes and other                      6         (5)         -          1
---------------------------------------------------------------------------
End of year                          1,555      1,344        219        175
---------------------------------------------------------------------------
Fair value of plan assets
Beginning of year                    1,724      1,472          -          -
Actual return on plan assets           173        302          -          -
Employer contributions                  19         13          8          8
Participant contributions                2          2          3          3
Acquisitions (divestitures), net        (8)        11          -          -
Curtailments and settlements           (11)         -          -          -
Benefit payments                       (78)       (76)       (11)       (11)
Currency exchange-rate
  changes and other                    (14)         -          -          -
---------------------------------------------------------------------------
End of year                          1,807      1,724          -          -
---------------------------------------------------------------------------
Funded status
Funded status at December 31           252        380       (219)      (175)
Unrecognized
transition obligation                    4          9          -          -
Unrecognized net gains                (252)      (390)       (56)       (98)
Unrecognized prior-service cost          -         (3)         -          -
---------------------------------------------------------------------------
Net amount recognized              $     4    $    (4)   $  (275)   $  (273)
---------------------------------------------------------------------------
Prepaid benefit cost               $   143    $   121    $     -    $     -
Accrued benefit liability             (139)      (125)      (275)      (273)
---------------------------------------------------------------------------
Net amount recognized              $     4    $    (4)   $  (275)   $  (273)
===========================================================================

Assets held by the trusts of the plans consist primarily of equity securities. The accumulated benefit obligation is in excess of plan assets for certain of the company's pension plans. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for these plans was $159 million, $142 million and $17 million, respectively, at December 31, 2000, and $140 million, $128 million and $23 million, respectively, at December 31, 1999.

Net periodic benefit cost

years ended December 31 (in millions)             2000     1999     1998
-------------------------------------------------------------------------
Pension benefits
Service cost                                     $  41    $  48    $  41
Interest cost                                      113      102       96
Expected return on plan assets                    (159)    (133)    (117)
Amortization of prior service cost                   -        1        1
Amortization of transition obligation                5        6        6
-------------------------------------------------------------------------
Net periodic pension benefit cost                $   -    $  24    $  27
                                                =========================

Other benefits
Service cost                                     $   3    $   3    $   3
Interest cost                                       14       12       14
Recognized actuarial gain                           (7)      (7)      (6)
-------------------------------------------------------------------------
Net periodic other benefit cost                  $  10    $   8    $  11
                                                =========================

The net periodic benefit cost amounts principally pertain to continuing operations.

Assumptions used in determining benefit obligations

                                         Pension benefits     Other benefits
                                        ------------------   ----------------
                                           2000     1999       2000    1999
-----------------------------------------------------------------------------
Discount rate
  U.S. and Puerto Rico plans               7.75%     8.25%     7.75%    8.25%
  International plans (average)             5.8%      5.7%       n/a     n/a
Expected return on plan assets
  U.S. and Puerto Rico plans               11.0%     10.5%       n/a     n/a
  International plans (average)             8.1%      6.9%       n/a     n/a
Rate of compensation increase
  U.S. and Puerto Rico plans                4.5%      4.5%       n/a     n/a
  International plans (average)             4.0%      4.1%       n/a     n/a
Annual rate of increase in the
  per-capita cost                            n/a       n/a      7.5%     7.5%
  Rate decreased to                          n/a       n/a      5.5%     5.5%
  by the year ended                          n/a       n/a      2003     2002
=============================================================================

Effect of a one-percent change in assumed health-care cost trend rate

                                             One percent       One percent
                                                increase          decrease
                                           -------------      -------------
(in millions)                              2000     1999      2000    1999
---------------------------------------------------------------------------
Effect on total of service and
         interest cost components          $  3     $  2      $  2   $  2
Effect on postretirement
         benefit obligation                $ 29     $ 21      $ 24   $ 18
===========================================================================

44

With respect to the employees of Edwards, the company froze benefits at the date of spin-off under the U.S. defined benefit pension plan and under plans that provide retirees with health-care and life insurance benefits. The pension liabilities related to such employees' service prior to the spin-off date remain with Baxter. Included in net costs associated with effecting the business distribution in 1999 was a $5 million gain (net of tax of $4 million) relating to these benefit plan curtailments. Most U.S. employees are eligible to participate in a qualified defined contribution plan. Company matching contributions relating to continuing operations were $15 million, $14 million and $14 million in 2000, 1999 and 1998, respectively.

10   Interest and Other (Income) Expense

Interest expense, net

years ended December 31 (in millions)           2000       1999       1998
---------------------------------------------------------------------------
Interest expense, net
   Interest costs                              $ 146      $ 165      $ 198
   Interest costs capitalized                    (15)       (13)        (5)
---------------------------------------------------------------------------
   Interest expense                              131        152        193
   Interest income                               (39)       (35)       (32)
---------------------------------------------------------------------------
Total interest expense, net                    $  92      $ 117      $ 161
---------------------------------------------------------------------------
Allocated to discontinued operation            $   7      $  30      $  37
Allocated to continuing operations             $  85      $  87      $ 124
                                               ============================

The allocation of interest to continuing and discontinued operations was based on relative net assets of these operations.

Other (income) expense

years ended December 31 (in millions)       2000     1999     1998
---------------------------------------------------------------------
Equity in losses of affiliates
   and minority interests                  $   9    $   5    $   3
Asset dispositions, net                        6       13      (23)
Foreign currency                             (57)      (8)       -
Loss on early extinguishments of debt         15        -        -
Other                                          7        1        2
---------------------------------------------------------------------
Total other (income) expense               $ (20)   $  11    $ (18)
                                           ==========================

Included in foreign currency income in 2000 was approximately $66 million of gains associated with the termination of cross-currency swap agreements, as further discussed in Note 6.

11   Income Taxes

U.S. federal income tax returns filed by Baxter International Inc. through December 31, 1994, have been examined and closed by the Internal Revenue Service. The company has ongoing audits in U.S. and international jurisdictions. In the opinion of management, the company has made adequate provisions for tax expenses for all years subject to examination.

Income before income tax expense by category

years ended December 31 (in millions)            2000       1999       1998
----------------------------------------------------------------------------
U.S.                                          $   353    $   330    $    78
International                                     593        722        415
Income from continuing operations
   before income taxes and cumulative
   effect of accounting change                $   946    $ 1,052    $   493
                                              ==============================

Income tax expense

years ended December 31 (in millions)            2000       1999       1998
----------------------------------------------------------------------------
Current
   U.S
     Federal                                  $   142    $   (13)   $   119
     State and local                               47         38          3
   International                                  189        156        152
----------------------------------------------------------------------------
Current income tax expense                        378        181        274
----------------------------------------------------------------------------
Deferred
   U.S
     Federal                                      (98)        69         (3)
     State and local                              (21)        14          5
   International                                  (51)         9        (58)
----------------------------------------------------------------------------
Deferred income tax expense (benefit)            (170)        92        (56)
----------------------------------------------------------------------------
Income tax expense                            $   208    $   273    $   218
                                              ==============================

The income tax for continuing operations was calculated as if Baxter were a stand-alone entity (without income from the discontinued operation).

Deferred tax assets and liabilities


years ended December 31 (in millions)            2000       1999       1998
----------------------------------------------------------------------------
Deferred tax assets
   Accrued expenses                           $   374    $   389    $   349
   Accrued postretirement benefits                102        102        103
   Alternative minimum tax credit                 146        162        164
   Tax credits and net operating losses            92        100        179
   Valuation allowances                           (50)       (43)       (34)
----------------------------------------------------------------------------
      Total deferred tax assets                   664        710        761
----------------------------------------------------------------------------
Deferred tax liabilities
   Asset basis differences                        410        471        473
   Subsidiaries' unremitted earnings               85        160        188
   Other                                           38         35         13
----------------------------------------------------------------------------
     Total deferred tax liabilities               533        666        674
----------------------------------------------------------------------------
Net deferred tax asset                        $   131    $    44    $    87
                                              ==============================

Income tax expense rate reconciliation

years ended December 31 (in millions)                  2000     1999     1998
------------------------------------------------------------------------------
Income tax expense at statutory rate                  $ 331    $ 368    $ 172
Tax-exempt operations                                  (147)    (134)    (120)
State and local taxes                                     9       23       (3)
Repatriation of foreign earnings                          -        -       87
Foreign tax expense                                      31       18       46
IPR&D expense                                             -        -       41
Other factors                                           (16)      (2)      (5)
-----------------------------------------------------------------------------
Income tax expense                                    $ 208    $ 273    $ 218
                                                      =======================

The company has received a tax-exemption grant from Puerto Rico, which provides that its manufacturing operations will be partially exempt from local taxes until the year 2013. Appropriate taxes have been provided for these operations assuming repatriation of all available earnings. In addition, the company has other manufacturing operations outside the United States, which benefit from reductions in local tax rates under tax incentives that will continue at least until 2002.

  U.S. federal income taxes, net of available foreign tax credits, on unremitted earnings deemed permanently reinvested would be approximately $424 million as of December 31, 2000.

[12] Legal Proceedings, Commitments and Contingencies

Baxter International Inc. and certain of its subsidiaries are named as defendants in a number of lawsuits, claims and proceedings, including product liability claims involving products now or formerly manufactured or sold by the company or by companies that were acquired by the company. These cases and claims raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case and claim, the jurisdiction in which each suit is brought, and differences in applicable law. Accordingly, in many cases, the company is not able to estimate the amount of its liabilities with respect to such matters.

  Upon resolution of any pending legal matters, Baxter may incur charges in excess of presently established reserves. While such a future charge could have a material adverse impact on the company's net income and net cash flows in the period in which it is recorded or paid, management believes that no such charge would have a material adverse effect on Baxter's consolidated financial position.

  Following is a summary of certain legal matters pending against the company. For a more extensive description of such matters and other lawsuits, claims and proceedings against the company, see Baxter's Form 10-K for the year ended December 31, 2000.

Mammary implant litigation

The company, together with certain of its subsidiaries, is a defendant in various courts in a number of lawsuits brought by individuals, all seeking damages for injuries of various types allegedly caused by silicone mammary implants formerly manufactured by the Heyer-Schulte division (Heyer-Schulte) of American Hospital Supply Corporation (AHSC). AHSC, which was acquired by the company in 1985, divested its Heyer-Schulte division in 1984.

  Settlement of a class action on behalf of all women with silicone mammary implants was approved by the U.S. District Court (U.S.D.C.) for the Northern District of Alabama in December 1995. The monetary provisions of the settlement provide compensation for all present and future plaintiffs and claimants through a series of specific funds and a disease- compensation program involving certain specified medical conditions. In addition to the class action, there are a large number of individual suits currently pending against the company, primarily consisting of plaintiffs who have opted out of the class action.

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

Plasma-based therapies litigation

Baxter is a defendant in a number of claims and lawsuits brought by individuals who have hemophilia, all seeking damages for injuries allegedly caused by antihemophilic factor concentrates VIII or IX derived from human blood plasma (factor concentrates) processed by the company from the late 1970s to the mid-1980s. The typical case or claim alleges that the individual was infected with the HIV virus by factor concentrates, which contained the HIV virus. None of these cases involves factor concentrates currently processed by the company.

  In addition, Immuno has unsettled claims for damages for injuries allegedly caused by its plasma-based therapies. A portion of the liability and defense costs related to these claims will be covered by insurance, subject to exclusions, conditions, policy limits and other factors. Pursuant to the stock purchase agreement between the company and Immuno, as revised in April 1999 for consideration by the company of a 29 million Swiss Franc payment to Immuno as additional purchase price, approximately 26 million Swiss Francs of the purchase price is being withheld to cover these contingent liabilities.

  Baxter is also a defendant in a number of claims and lawsuits, including one certified class action in the U.S.D.C. for the Central District of California, brought by individuals who infused the company's Gammagard(R) IVIG (intravenous immunoglobulin), all of whom are seeking damages for Hepatitis C infections allegedly

46

caused by infusing Gammagard(R) IVIG. In September 2000, the U.S. D.C. for the Central District of California approved a settlement of the class action that would provide financial compensation for U.S. individuals who used Gammagard(R) IVIG between January 1993 and February 1994.

  Baxter believes that a substantial portion of the liability and defense costs related to its plasma-based therapies litigation will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency.

Net litigation charges

Baxter began accruing for its estimated liability resulting from the settlement of the mammary implant-related class action and to litigate or settle cases and claims involving opt-outs in 1993. In 1998, the company accrued an additional $250 million for its estimated liability resulting from the class action settlement and remaining opt-out cases and claims, and recorded a receivable for related estimated insurance recoveries of $121 million, resulting in an additional net charge of $129 million.

  Baxter began accruing for its estimated worldwide liability for litigation and settlement costs involving plasma-based therapies in 1993. The company revised its estimate of liabilities and insurance recoveries in 1998, and accrued an additional $180 million for its estimated liability for plasma-based therapies litigation and other litigation and recorded a receivable for related estimated insurance recoveries of $131 million, for a net charge of $49 million.

  In 2000, the company recorded $29 million of income relating to its mammary implant and plasma-based therapies litigation. The income was principally a result of favorable adjustments to the mammary implant insurance receivables due to settlements negotiated with certain insurance companies during 2000.

Other

Allegiance Corporation (Allegiance) was spun off from the company in a tax-free distribution to shareholders on September 30, 1996. As of September 30, 1996, Allegiance assumed the defense of litigation involving claims related to its businesses, including certain claims of alleged personal injuries as a result of exposure to natural rubber latex gloves. Although Allegiance has not been named in all of this litigation, it will be defending and indemnifying Baxter pursuant to certain contractual obligations for all expenses and potential liabilities associated with claims pertaining to latex gloves.

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

  In November 1999, the company and Nexell Therapeutics Inc. (Nexell) entered into an agreement whereby Baxter agreed to issue put rights in connection with a $63 million private placement by Nexell of preferred stock. This preferred stock is convertible at the option of the holders into common stock of Nexell at $11 per share at any time until November 2006. The put rights provide the holders of the preferred stock with the ability to cause Baxter to purchase the preferred stock from November 2002 until November 2004. The purchase price to be paid by Baxter would reflect a per annum compounded return to the holders of the preferred stock of 5.91%.

  In connection with the spin-off of its cardiovascular business, Baxter obtained a ruling from the Internal Revenue Service to the effect that the distribution should qualify as a tax-free spin-off in the United States. In many countries throughout the world, Baxter has not sought similar rulings from the local tax authorities and has taken the position that the spin-off was a tax-free event to Baxter. In the event that one or more countries' taxing authorities successfully challenge this position, Baxter would be liable for any resulting liability. Baxter believes that it has established adequate reserves to cover the expected tax liabilities. There can be no assurance, however, that Baxter will not incur losses in excess of such reserves.

[13] Segment Information

Baxter operates in three segments, each of which are strategic businesses that are managed separately because each business develops, manufactures and sells distinct products and services. The segments are as follows: Medication Delivery, medication delivery products and services, including intravenous infusion pumps and solutions, anesthesia-delivery devices and pharmaceutical agents; BioScience, biopharmaceutical and blood-collection, separation and storage products and technologies; and Renal, products and services to treat end-stage kidney disease. As discussed in Note 2, the company spun off Edwards on March 31, 2000. Financial information for Edwards, which is substantially the same as the former CardioVascular segment, is reflected in the consolidated financial statements as a discontinued operation.

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

  Certain items are maintained at the company's corporate headquarters (Corporate) and are not allocated to the segments. They primarily include most of the company's debt and cash and equivalents and related net interest expense, corporate headquarters costs, certain non-strategic investments and nonrecurring gains and losses, deferred income taxes, certain foreign currency fluctuations, hedging activities, and certain litigation liabilities and related insurance receivables. With respect to depreciation and amortization, and expenditures for long-lived assets, the difference between the segment totals and the consolidated totals principally related to assets maintained at Corporate.

Segment information

as of and for the years ended December 31 (in millions)

                        Medication
                         Delivery     BioScience    Renal    Other    Total
---------------------------------------------------------------------------
2000
Net sales                   $2,719        $2,353   $1,824   $    -   $6,896
Depreciation
   and amortization            147           125       96       37      405
Pretax income                  426           533      310     (323)     946
Assets                       2,453         2,935    1,591    1,754    8,733
Expenditures for
   long-lived assets           185           248      126       89      648
---------------------------------------------------------------------------
1999
Net sales                   $2,524        $2,176   $1,680   $    -   $6,380
Depreciation
   and amortization            145           114       81       32      372
Pretax income                  424           435      318     (125)   1,052
Assets                       2,447         2,632    1,342    3,223    9,644
Expenditures for
   long-lived assets           175           235      125       96      631
---------------------------------------------------------------------------
1998
Net sales                   $2,314        $1,862   $1,530   $    -   $5,706
Depreciation
   and amortization            137           101       81       25      344
Pretax income                  392           404      223     (526)     493
Assets                       2,257         2,655    1,353    3,608    9,873
Expenditures for
   long-lived assets           146           212      129       69      556
---------------------------------------------------------------------------


Pretax income reconciliation

for the years ended
December 31 (in millions)                         2000     1999     1998
---------------------------------------------------------------------------
Total pretax income from segments              $ 1,269  $ 1,177  $ 1,019
Unallocated amounts:
   In-process research and
      development expense and
      acquisition-related costs                   (286)       -     (116)
   Charge for exit and other
      reorganization costs                           -        -     (122)
   Net litigation income (costs)                    29        -     (178)
   Interest expense, net                           (85)     (87)    (124)
   Certain currency exchange
      rate fluctuations                             15       25       27
   Other Corporate items                             4      (63)     (13)
---------------------------------------------------------------------------
Consolidated income from continuing
   operations before income taxes
   and cumulative effect of
   accounting change                           $  946   $ 1,052  $   493
                                             ==============================

Assets reconciliation

as of December 31 (in millions)                   2000     1999     1998
------------------------------------------------------------------------
Total segment assets                            $6,979   $6,421   $6,265
Unallocated assets
    Cash and equivalents                           579      606      709
    Deferred income taxes                          308      417      583
    Insurance receivables                          277      417      639
    Net assets of discontinued operation             -    1,231    1,275
    Other Corporate assets                         590      552      402
------------------------------------------------------------------------
Consolidated total assets                       $8,733   $9,644   $9,873
                                              ==========================

Geographic information

Net sales are based on product shipment destination and long-lived assets are based on physical location.

as of and for the years ended
December 31 (in millions)          2000     1999     1998
---------------------------------------------------------
Net sales
United States                    $3,194   $2,921   $2,609
Japan                               485      482      405
Other countries                   3,217    2,977    2,692
---------------------------------------------------------
Consolidated net sales           $6,896   $6,380   $5,706
                                 ========================

Long-lived assets

United States                    $1,543   $1,361   $1,250
Austria                             294      344      326
Other countries                     970      945      869
---------------------------------------------------------
Consolidated long-lived assets   $2,807   $2,650   $2,445
                                 ========================

[14] Subsequent Event

On February 27, 2001, Baxter's board of directors approved a 2 for 1 stock split of the company's common shares. This approval is subject to shareholder approval of the authorization of additional shares at the company's annual meeting to be held on May 1, 2001.

  Baxter's historical earnings per share for the years ended December 31, on a pro forma basis assuming the stock split had occurred as of January 1, 1998, would be as follows (unaudited).

                                          2000      1999     1998
-----------------------------------------------------------------
Pro forma earnings per basic
common share
   Continuing operations                $ 1.26   $  1.35   $ 0.49
   Discontinued operation                 0.01      0.08     0.07
   Cumulative effect of
      accounting change                      -     (0.05)       -
-----------------------------------------------------------------
Net income                              $ 1.27   $  1.38   $ 0.56
                                        =========================

Pro forma earnings per diluted
common share
   Continuing operations                $ 1.23   $  1.32   $ 0.48
   Discontinued operation                 0.01      0.08     0.07
   Cumulative effect of
      accounting change                      -     (0.05)       -
-----------------------------------------------------------------
Net income                              $ 1.24   $  1.35   $ 0.55
                                        =========================

48


15  Quarterly Financial Results and Market for the Company's Stock (Unaudited)

                                                                        First     Second      Third       Fourth        Total
years ended December 31 (in millions, except per share data)           quarter    quarter    quarter      quarter       year
--------------------------------------------------------------------------------------------------------------------------------
2000
Net sales                                                            $   1,583   $   1,694   $   1,687   $    1,932   $    6,896
Gross profit                                                               687         747         762          867        3,063
Income from continuing operations/1/                                       191          46         231          270          738
Net income/1/                                                              191          48         231          270          740
Per common share
         Income from continuing operations/1/
                  Basic                                                    .66         .15         .78          .92         2.52
                  Diluted                                                  .65         .15         .77          .90         2.47
         Net income/1/
                  Basic                                                    .66         .16         .78          .92         2.53
                  Diluted                                                  .65         .16         .77          .90         2.48
         Dividends declared                                                  -           -           -        1.164        1.164
         Market price
                  High                                                   67.56       72.00       84.75        88.62        88.62
                  Low                                                    51.81       56.44       69.50        75.75        51.81
--------------------------------------------------------------------------------------------------------------------------------
1999
Net sales                                                            $   1,462   $   1,560   $   1,589   $    1,769   $    6,380
Gross profit                                                               625         690         713          784        2,812
Income from continuing operations before cumulative
         effect of accounting change                                       162         189         197          231          779
Net income/2/                                                              151         207         210          229          797
Per common share
         Income from continuing operations before cumulative
         effect of accounting change
         Basic                                                             .56         .65         .67          .80         2.69
         Diluted                                                           .55         .64         .67          .78         2.64
Net income/2/
         Basic                                                             .53         .71         .72          .79         2.75
         Diluted                                                           .52         .70         .71          .77         2.70
Dividends declared                                                       .2910       .2910       .2910        .2910        1.164
Market price
         High                                                            75.94       68.63       70.75        68.75        75.94
         Low                                                             62.56       60.38       58.69        59.31        58.69
--------------------------------------------------------------------------------------------------------------------------------

1. The second quarter of 2000 includes a $286 million charge for in-process research and development and acquisition-related costs. The fourth quarter of 2000 includes income of $29 million relating to litigation.

2. The first quarter of 1999 includes a $27 million charge for the cumulative effect of an accounting change. The fourth quarter of 1999 includes a $19 million in net costs associated with effecting the distribution of the cardiovascular business.

Baxter common stock is listed on the New York, Chicago and Pacific Stock Exchanges, on the London Stock Exchange and on the Swiss stock exchanges of Zurich, Basel and Geneva. The New York Stock Exchange is the principal market on which the company's common stock is traded. At January 31, 2001, there were approximately 58,800 holders of record of the company's common stock.

Directors and Executive Officers


Board of Directors

Walter E. Boomer
President and
Chief Executive Officer
Rogers Corporation

Pei-yuan Chia
Retired Vice Chairman
Citicorp and Citibank, N.A.

John W. Colloton
Director Emeritus
University of Iowa
Hospitals & Clinics

Susan Crown
Vice President
Henry Crown and Company

Brian D. Finn
Partner
Clayton, Dubilier & Rice, Inc.

Frank R. Frame
Retired Deputy Chairman
The Hongkong and Shanghai
Banking Corporation Limited

Martha R. Ingram
Chairman of the Board
Ingram Industries Inc.

Harry M. Jansen Kraemer, Jr.
Chairman and
Chief Executive Officer
Baxter International Inc.

Arnold J. Levine, Ph.D.
President
The Rockefeller University

Thomas T. Stallkamp
Vice Chairman and
Chief Executive Officer
MSX International

Monroe E. Trout, M.D.
Chairman of the Board
Cytyc Corporation

Fred L. Turner
Senior Chairman
McDonald's Corporation

Honorary Director

William B. Graham
Chairman Emeritus
of the Board
Baxter International Inc.

Executive Officers

Baxter International Inc.
-------------------------

Brian P. Anderson/1,2/
Senior Vice President
and Chief Financial Officer

Timothy B. Anderson/1,2/
Group Vice President
Corporate Strategy and
Development

Neville J. Jeharajah
Corporate Vice President
Investor Relations and
Financial Planning

Harry M. Jansen Kraemer, Jr./1,2/
Chairman and
Chief Executive Officer

Karen J. May
Corporate Vice President
Human Resources

Steven J. Meyer/1,2/
Treasurer

J. Robert Hurley
Corporate Vice President
Integration Management

John L. Quick
Corporate Vice President
Quality/Regulatory

Jan Stern Reed/1,2/
Corporate Secretary and
Associate General Counsel

Thomas J. Sabatino, Jr./1,2/
Corporate Vice President
and General Counsel

Michael J. Tucker
Senior Vice President
Human Resources and
Communications

Baxter World Trade Corporation
------------------------------

Eric A. Beard
Corporate Vice President
and President-Europe, Africa
and Middle East

Carlos del Salto
Senior Vice President
Intercontinental / Asia
and President-Latin America

Thomas H. Glanzmann/1/
Corporate Vice President
and President-Hyland Immuno


Baxter Healthcare Corporation
-----------------------------

David F. Drohan
Corporate Vice President and
President-Medication Delivery

J. Michael Gatling
Corporate Vice President
Global Manufacturing Operations

Alan L. Heller/2/
Group Vice President
and President-Global Renal

David C. McKee/2/
Corporate Vice President
and Deputy General Counsel

Gregory P. Young
Corporate Vice President
and President-Fenwal

1.   Also an executive officer of
     Baxter Healthcare Corporation

2.   Also an executive officer of
     Baxter World Trade Corporation


As of February 28, 2001

50


Company Information

Corporate Headquarters

Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633
Telephone: (847) 948-2000
Internet: www.baxter.com

Stock Exchange Listings

Ticker Symbols: BAX, BXL, bax
Baxter common stock is listed on the New York, Chicago and Pacific Stock Exchanges, on the London Stock Exchange and on the SWX Swiss Exchange. The New York Stock
Exchange is the principal market on which the company's common stock is traded.

Annual Meeting

The 2001 Annual Meeting of Shareholders will be held on Tuesday, May 1, at 10:30 a.m. at the Drury Lane Theatre in Oakbrook Terrace, Illinois.

Stock Transfer Agent

Correspondence concerning Baxter International stock holdings, lost or missing certificates or dividend checks, duplicate mailings or changes of address should be directed to:

Equiserve
P.O. Box 2500
Jersey City, NJ 07303-2500

Telephone: (800) 446.2617 / (201) 324-0498
Internet: www.equiserve.com

Correspondence concerning Baxter International Contingent
Payment Rights related to the acquisition of Somatogen, Inc.
should be directed to:

U.S. Bank Trust National Association
Telephone: (800) 934-6802 / (312) 228-9455

Dividend Reinvestment

The company offers an automatic dividend-reinvestment program to all holders of Baxter International Inc. common stock. A detailed brochure is available upon request from:

Equiserve
P.O. Box 2598
Jersey City, NJ 07303-2598

Telephone: (800) 446-2617 / (201) 324-0498
Internet: www.equiserve.com

Information Resources

Internet
www.baxter.com

Please visit our Internet site for:

 . General company information
 . Corporate news or earnings releases
 . Annual report
 . Form 10-Q
 . Form 10-K
 . Proxy statement
 . Annual environmental report

Shareholders may elect to receive future proxy materials and annual reports on-line via the Internet instead of receiving them by mail. To sign up for this service, please go to http://www.econsent.com/bax. When the next proxy materials and annual reports are distributed, you will be supplied with a proxy control number and a link to the Web site where you can cast your proxy vote on-line. Once you provide your consent to receive electronic delivery of proxy materials via the Internet, your consent will remain in effect until you revoke it.

Shareholders also may access personal account information on-line via the Internet by visiting www.equiserve.com and selecting the "Account Access" menu.

Investor Relations

Securities analysts, investment professionals and investors seeking additional investor information should contact:

Baxter Investor Relations
Telephone: (847) 948-4551

Customer Inquiries / General Information

Customers who would like general information about
Baxter's products and services may call the Center for One Baxter toll free in the United States at (800) 422-9837, or by dialing (847)
948-4770.

___________________________________________
(C)Baxter International Inc., 2001. All rights reserved.

References in this report to Baxter are intended to refer collectively to Baxter International Inc. and its U.S. and international subsidiaries and their operating divisions.

Aurora, Colleague, Extraneal, Ipump, Meridian, NeisVac-C, Physioneal, Recombinate, Tina and Tisseel are trademarks of Baxter International Inc., its subsidiaries or affiliates.

PSA 4000 is a trademark of Physiometrix Inc.

AGGRASTAT is a trademark of Merck & Co.

Baxter would like to thank Cornerstone Medical in Wheaton, Illinois, for the use of its facility in taking the photo that appears on the cover of this report.

Design / Paragraphs Design Inc., Chicago

Printing / George Rice & Sons, Los Angeles

Five-Year Summary of Selected Financial Data

as of or for the years ended December 31                                 2000/1,2/       1999        1998/3/      1997/4/    1996/2/
------------------------------------------------------------------------------------------------------------------------------------
Operating                Net sales                                       $  6,896        6,380        5,706        5,259      4,583
Results                  Income from continuing operations               $    738          779          275          371        505
(in millions)            Depreciation and amortization                   $    405          372          344          318        269
                         Research and development expenses/5/            $    379          332          323          339        291
------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet            Capital expenditures                            $    648          631          556          454        362
and Cash Flow            Total assets                                    $  8,733        9,644        9,873        8,511      7,407
Information              Long-term debt and lease obligations            $  1,726        2,601        3,096        2,635      1,695
(in millions)            Cash flows from continuing operations           $  1,233          977          837          472        530
                         Cash flows from discontinued operation          $    (19)         106          102           86        108
                         Cash flows from investing activities            $ (1,053)        (735)        (872)      (1,083)      (552)
                         Cash flows from financing activities            $   (120)        (445)         173          265        216
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             Average number of common shares
Information                   outstanding (in millions)/6/                    292          290          284          278        272
                         Income from continuing operations
                              per common share
                                   Basic                                 $   2.52         2.69         0.97         1.34       1.85
                                   Diluted                               $   2.47         2.64         0.95         1.31       1.82
                         Cash dividends declared
                              per common share                           $  1.164        1.164        1.164        1.139       1.17
                         Year-end market price
                              per common share                           $  88.31        62.81        64.31        50.44      41.00
------------------------------------------------------------------------------------------------------------------------------------
Other                    Net-debt-to-capital ratio                           40.1%        40.2%        48.4%        46.9%      33.8%
Information              "Operational cash flow" from
                              continuing operations (in millions)/7/     $    588          588          379          153        341
                         Total shareholder return/8/                         48.1%        (0.5%)       30.1%        25.9%      13.9%
                         Common stockholders of record
                              at year-end                                  59,100       61,200       61,000       62,900     65,400
                                                                         ===========================================================

1. Income from continuing operations includes a charge for in-process research and development and acquisition-related costs of $286 million and income from litigation of $29 million.

2. Certain balance sheet and other data are affected by the spin-off of Edwards Lifesciences Corporation in 2000 and the spin-off of Allegiance Corporation in 1996.

3. Income from continuing operations includes charges for in-process research and development, net litigation, and exit and other reorganization costs of $116 million, $178 million and $122 million, respectively.

4. Income from continuing operations includes a charge for in-process research and development of $220 million.

5. Excludes charges for in-process research and development, as noted above.

6. Excludes common stock equivalents.

7. The company's internal "operational cash flow" measurement is defined on page 24 and is not a measure defined by generally accepted accounting principles.

8. Represents the total of appreciation in market price plus cash dividends declared on common shares plus the effect of any stock dividends for the year.