Form 10-K, Exhibit 13
period 2001-12-31
BAXTER INTERNATIONAL INC
filed 2002-03-13
CIK 10456

                                                                      EXHIBIT 13

26.  financial information







Management's Discussion and Analysis                                    27
Management's Responsibilities for Financial Reporting                   37
Report of Independent Accountants                                       37
Consolidated Balance Sheets                                             38
Consolidated Statements of Income                                       39
Consolidated Statements of Cash Flows                                   40
Consolidated Statements of Stockholders' Equity and
         Comprehensive Income                                           41
Notes to Consolidated Financial Statements                              42
Directors and Executive Officers                                        60
Company Information                                                     61
Five-Year Summary of Selected Financial Data                            62
                                         management's discussion and analysis 27



This discussion and analysis presents the factors that had a material effect on Baxter International Inc.'s (Baxter or the company) results of operations and cash flows during the three years ended December 31, 2001, and the company's financial position at that date. The information below pertains to continuing operations only. As discussed in Note 2 to the consolidated financial statements, the cardiovascular business was distributed to shareholders on March 31, 2000, and the company's consolidated financial statements and related notes have been restated to reflect the financial position, results of operations and cash flows of the cardiovascular business as a discontinued operation.

The matters discussed in this Annual Report that are not historical facts include forward-looking statements that involve risks and uncertainties. Actual results could differ materially. Factors that could cause actual results to differ include but are not limited to currency exchange rates; interest rates; technological advances in the medical field; economic conditions; demand and market acceptance risks for new and existing products, technologies and health-care services; the impact of competitive products and pricing; manufacturing capacity; new plant start-ups; global regulatory, trade and tax policies; regulatory, legal or other developments relating to the company's A, AF and AX series dialyzers; continued price competition; product development risks, including technological difficulties; ability to enforce patents; actions of regulatory bodies and other government authorities; reimbursement policies of government agencies; commercialization factors; results of product testing; and other factors described elsewhere in this report or in the company's filings with the Securities and Exchange Commission.

Management's financial objectives for 2001 were outlined in last year's Annual Report and are summarized below, along with the company's results relative to those objectives.

Key Financial Objectives and Results

2001 Objectives                                                Results
------------------------------------------------------------------------------------------------------------------------------------
Increase net sales in the low double digits.                   Net sales increased 11 percent in 2001. Excluding fluctuations in currency exchange rates, net sales increased 15 percent.
------------------------------------------------------------------------------------------------------------------------------------

Increase net earnings in the mid-teens.                        Net earnings from continuing operations increased 16 percent in
                                                               2001, excluding the cumulative effect of a change in accounting prin-
                                                               ciple, charges for in-process research and development (IPR&D) and acquisition-related costs, and the special charge in 2001 relating to the company's A, AF and AX series dialyzers.
------------------------------------------------------------------------------------------------------------------------------------

Generate more than $500 million in operational cash flow,      The company generated operational cash flow of $503 million during
after investing more than $1 billion in capital expenditures   2001. The total of capital expenditures and research and development
and research and development.                                  expenses (excluding IPR&D) was $1.2 billion.
------------------------------------------------------------------------------------------------------------------------------------

Refer to the consolidated financial statements and accompanying notes for information regarding the company's financial position, results of operations and cash flows prepared in accordance with generally accepted accounting principles (GAAP).

Company and Industry Overview

Baxter is a global leader in providing critical therapies for life-threatening conditions and operates in three segments, which are described in Note 13. The company's products and services in bioscience, medication delivery and renal therapy are used by health-care providers and their patients in more than 100 countries. Baxter manufactures and markets products and services used to treat patients with hemophilia, immune deficiencies, infectious diseases, cancer, kidney disease, trauma and other disorders. The company generates close to 50 percent of its revenues outside the United States. While health-care cost containment continues to be a focus around the world, with the aging population and the availability of new and better medical treatments, demand for health-care products and services continues to be strong worldwide, particularly in developing markets. The company's strategies emphasize global expansion and technological innovation to advance medical care worldwide.

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

28 management's discussion and analysis



Results of Operations

Net Sales

                                                                                                      Percent increase
                                                                                                   ---------------------
years ended December 31 (in millions)                             2001        2000        1999      2001            2000
------------------------------------------------------------------------------------------------------------------------
Medication Delivery                                            $ 2,935     $ 2,719     $ 2,524        8%              8%
BioScience                                                       2,786       2,353       2,176       18%              8%
Renal                                                            1,942       1,824       1,680        6%              9%
------------------------------------------------------------------------------------------------------------------------
Total net sales                                                $ 7,663     $ 6,896     $ 6,380       11%              8%
---------------------------------------------------------------=========================================================

                                                                                                      Percent increase
                                                                                                   ---------------------
years ended December 31 (in millions)                             2001        2000        1999      2001            2000
------------------------------------------------------------------------------------------------------------------------
United States                                                  $ 3,887     $ 3,194     $ 2,921       22%              9%
International                                                    3,776       3,702       3,459        2%              7%
------------------------------------------------------------------------------------------------------------------------
Total net sales                                                $ 7,663     $ 6,896     $ 6,380       11%              8%
---------------------------------------------------------------=========================================================

Excluding fluctuations in currency exchange rates, which impacted sales growth unfavorably for all three segments, total net sales growth was 15 percent in 2001 and 12 percent in 2000. The company's sales growth was unfavorably impacted by fluctuations in currency exchange rates in 2001 principally due to the weakening of the Euro and Japanese Yen relative to the United States Dollar. In 2000, the weakening of the Euro relative to the United States Dollar was partially offset by the strengthening of the Japanese Yen.

Medication Delivery The Medication Delivery segment generated eight percent sales growth in both 2001 and 2000. Excluding the impact of fluctuations in currency exchange rates, sales growth was 11 percent in 2001 and 2000. Of the constant-currency sales growth, two points of growth in both 2001 and 2000 were generated by recent acquisitions, principally the October 2001 acquisition of a subsidiary of Degussa AG, ASTA Medica Onkologie GmbH & CoKG (ASTA), the August 2001 acquisition of Cook Pharmaceutical Solutions, formerly a unit of Cook Group Incorporated (Cook), the January 2000 acquisition of a domestic ambulatory and infusion pump business and the September 1999 acquisition of a nutrition and fluid therapy business in Europe. Refer to Note 3 for further information on the company's significant acquisitions. In 2001 and 2000, three points and four points of growth, respectively, were generated from the anesthesia business, with a portion of such growth driven by the segment's sales of Propofol, an intravenous drug used for the induction or maintenance of anesthesia in surgery, and as a sedative in monitored anesthesia care. Sales of the Colleague(R) electronic infusion pumps, and intravenous fluids and administration sets used with electronic infusion pumps, contributed two points of sales growth in both 2001 and 2000. The majority of the remaining sales growth in 2001 and 2000 was driven by sales of specialty products, particularly premixed drugs and nutrition products. Sales in the United States and Western Europe have been impacted by competitive pricing pressures and cost pressures from health-care providers. These factors are expected to continue to be more than offset by expansion of higher-margin specialty products outside the United States, as well as increased sales and a broadening of the portfolio of products and technologies for medication delivery as a result of internal development, new distribution and alliance agreements, and acquisitions.

BioScience Sales in the BioScience segment increased 18 percent and eight percent in 2001 and 2000, respectively. Excluding the impact of fluctuations in currency exchange rates, sales growth was 22 percent in 2001 and 14 percent in 2000, with growth particularly strong in the domestic market in 2001 and outside the United States in 2000. Of the constant-currency growth rates, nine points and three points of growth in 2001 and 2000, respectively, were due to increased sales of recombinant products, particularly Recombinate Antihemophilic Factor
(rAHF) (Recombinate), with such growth principally a result of increased capacity, improved pricing, as well as continued strong demand for this product. Sales of plasma-derived products increased the segment's growth rates by approximately 11 points and six points in 2001 and 2000, respectively, due principally to strong sales of plasma Factor VIII in 2001, the February 2001 acquisition of Sera-Tec Biologicals, L.P. (Sera-Tec), and improved product supply and strong growth of Gammagard(R) S/D IGIV in 2000. The transfusion therapy business also generated solid sales growth during 2001 and 2000, principally due to an increase in sales of products that provide for leukoreduction, which is the removal of white blood cells from blood products used for transfusion. Partially offsetting these increases in 2001 were reduced sales of vaccines, which were principally due to the company not receiving a license for its tick-borne encephalitis product in Germany, and a nonrecurring sale of a vaccine in 2000. The June management's discussion and analysis 29


2000 acquisition of North American Vaccine, Inc. (NAV) contributed three points to the segment's sales growth rate in 2000. The effects of regulatory, supply, competitive and other pressures on the BioScience segment are expected to continue to be more than offset by the effects of global expansion, technological advancement and innovation, increases in manufacturing capacity, and strategic alliances, joint ventures and acquisitions.

Renal The Renal segment generated sales growth of six percent and nine percent in 2001 and 2000, respectively. Excluding the impact of fluctuations in currency exchange rates, sales growth was 13 percent in 2001 and 11 percent in 2000. Strong growth was generated by the segment's Renal Therapy Services business, which operates dialysis clinics in partnership with local physicians in international markets, and the Renal Management Strategies business, which is a renal-disease management organization, with revenues from these businesses increasing $110 million in 2001 and $60 million in 2000. Sales related to the March 2000 acquisition of Althin Medical A.B. (Althin), a manufacturer of hemodialysis products, contributed four points to the segment's growth rate in 2000. The remaining sales growth in the Renal segment was driven principally by continued penetration of products for peritoneal dialysis. The penetration continues to be strongest in emerging markets such as Latin America and Asia, where many people with end-stage renal disease are currently under-treated. Sales in certain geographic markets continue to be affected by strong pricing pressures and the impact of market consolidation. These issues are expected to continue to be more than offset by increased penetration of peritoneal dialysis, growth in sales of hemodialysis products, product innovation, continued expansion into developing markets, and additional acquisitions and alliances. The October 2001 acquisition of the assets and rights to technology relating to a proprietary recombinant erythropoietin drug for the treatment of anemia is also expected to contribute to the segment's future sales growth.

Gross Margin and Expense Ratios

years ended December 31 (as a percent of sales)                                     2001            2000            1999
------------------------------------------------------------------------------------------------------------------------
Gross margin                                                                       44.8%           44.4%           44.1%
Marketing and administrative expenses                                              19.2%           19.7%           20.5%
---------------------------------------------------------------------------------=======================================

The improvement in the gross margin in both 2001 and 2000 was partly due to changes in the products and services mix, as well as fluctuations in currency exchange rates along with the effects of related hedging activities. The improved sales mix in 2001 was principally due to significantly higher sales of Recombinate in the BioScience segment. The improved sales mix in 2000 was principally due to significantly higher sales of Recombinate and vaccines in the BioScience segment.

The reduction in the expense ratios in both 2001 and 2000 was primarily due to the company's aggressive management of expenses and leveraging of recent acquisitions. Partially offsetting these cost reductions were the effects of the company's significant investments to continue to grow its businesses, including the costs to attract and retain a highly talented workforce.

The gross margin and expense ratios also benefited from the company's pension plan asset returns. In addition, various recently implemented strategic sourcing initiatives have resulted in significant efficiencies and cost savings to the company, which has contributed to improved gross margin and expense ratios, and has allowed management to redeploy valuable resources within the company. Management expects the gross margin to continue to increase in 2002 as a result of continued sales growth of higher-margin products. Management expects to reduce the expense ratio in 2002 as it continues to make strategic investments while leveraging and closely managing costs.

Research and Development

                                                                                                      Percent increase
                                                                                                   ---------------------

years ended December 31 (in millions)                             2001        2000        1999      2001            2000
------------------------------------------------------------------------------------------------------------------------
Research and development expenses                              $   427     $   379     $   332       13%             14%
as a percent of sales                                                6%          5%          5%
---------------------------------------------------------------=========================================================

Research and development (R&D) expenses above exclude IPR&D charges, which principally consisted of the $250 million charge relating to the acquisition of ASTA in 2001 and the $250 million IPR&D charge relating to the acquisition of NAV in 2000. Refer to Note 3 for a discussion of significant acquisitions, along with related IPR&D charges. R&D expenses increased in all three segments in both 2001 and 2000. The overall increase was primarily due to spending in the BioScience segment, principally relating to the development of a next-generation recombinant clotting factor for hemophilia, next-generation oxygen-therapeutics program, initiatives in the wound management and plasma-based products areas, and, in 2000, research and development expenses added as a result of the acquisition of NAV. The status of development, stage of completion, nature and timing of remaining efforts for completion, risks and uncertainties, and other key factors vary by R&D project. In many cases, substantial further R&D, preclinical testing and clinical trials will be required to determine the technical feasibility and commercial viability of

30 management's discussion and analysis



the projects. At December 31, 2001, the company had approximately 50 significant R&D projects in its pipeline, with the projects in various stages of development, from the development or preclinical stage through the final regulatory review stage. Management's growth strategy is to continue to make significant investments in R&D initiatives across the three segments.

Special Charge - A, AF and AX Series Dialyzers

As further discussed in Note 4, the company recorded a $189 million pretax charge ($156 million on an after-tax basis) related to the decision to initiate a global recall and permanently cease manufacturing its Renal segment's A, AF and AX series dialyzers. Testing led the company to conclude that a processing fluid used during the manufacturing of a limited number of dialyzers produced in the company's Ronneby, Sweden facility may have played a role in patient deaths reported in Croatia and other countries. Included in the charge are writedowns of two facilities and related equipment, and certain goodwill and other intangible assets due to impairment. The charge also includes employee-related and other cash costs. Management believes the established reserve for this exit program is adequate to complete the actions contemplated by the program. Total cash expenditures, which are estimated to be $50 million on an after-tax basis, will be funded with cash generated from the company's operations. The operating results relating to the A, AF and AX series dialyzers were not significant.

Goodwill Amortization

Goodwill amortization increased in 2001 principally due to the acquisitions of Sera-Tec in February 2001 and NAV in June 2000. Goodwill amortization increased in 2000 principally due to the acquisition of NAV. Goodwill amortization on a net-of-tax basis was $41 million, $28 million and $17 million in 2001, 2000 and 1999, respectively, or $0.07, $0.05 and $0.03 per diluted common share, respectively. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill relating to acquisitions completed after June 30, 2001 is not being amortized. Effective January 1, 2002 all goodwill will no longer be amortized but will be subject to periodic impairment reviews. Management expects to significantly increase R&D spending in 2002, offsetting the reduced expense due to the elimination of goodwill amortization.

Other Income and Expense

Net interest expense declined in 2001 principally due to the May 2001 issuance of convertible debt, which bears a lower interest rate than the debt balances repaid with the proceeds from the issuance. Net interest expense declined in 2000 due principally to the impact of a greater mix of foreign currency denominated debt, which bears a lower average interest rate, and to lower average debt levels, partially offset by the impact of increased interest rates in the United States and Europe.

As further discussed in Note 10, other income in 2001 included a pretax gain of $105 million from the disposal of a non-strategic common stock investment. This gain was substantially offset by impairment charges for other assets and investments whose decline in value was deemed to be other than temporary. Other income in 2000 consisted principally of net gains relating to foreign currency hedging instruments, partially offset by losses relating to the early termination of debt. Other income and expense in 2001, 2000 and 1999 also included gains and losses on disposals of non-strategic investments and fluctuations in currency exchange rates.

Pretax Income

Refer to Note 13 for a summary of financial results by segment. Certain items are maintained at the company's corporate headquarters and are not allocated to the segments. They primarily include the majority of the hedging activities, certain foreign currency fluctuations, net interest expense, income and expense related to certain non-strategic investments, corporate headquarters costs, and certain nonrecurring gains and losses. The following is a summary of significant factors that impacted the segments' financial results.

Medication Delivery Growth in pretax income of 11 percent and one percent in 2001 and 2000, respectively, was primarily a result of solid sales growth, the close management of costs, and the leveraging of expenses in conjunction with recent acquisitions, partially offset by the unfavorable impact of fluctuations in currency exchange rates in both periods, increased pump service costs in 2000 and the termination of certain non-core distribution agreements in 2000.

BioScience The four percent and 23 percent growth in pretax income in 2001 and 2000, respectively, was primarily the result of an improved gross margin due to strong sales growth, a favorable product mix and manufacturing efficiencies, and the leveraging and close management of marketing and administrative expenses, partially offset by the unfavorable impact of fluctuations in currency exchange rates, significantly increased R&D expenditures, and, in 2001, the effect of the loss of a vaccine license. The impact of eased supply constraints and manufacturing capacity expansions for Recombinate also contributed to the growth in pretax income in 2000.

                                         management's discussion and analysis 31


Renal Pretax income decreased five percent in 2001 and three percent in 2000. The decline in pretax income was principally due to unfavorable fluctuations in currency exchange rates, an unfavorable change in the sales mix of products and services, and higher R&D expenses, partially offset by the effect of closely managing administrative and other costs.

Income Taxes

The effective tax rate relating to continuing operations per the consolidated statements of income was 31 percent, 22 percent and 26 percent in 2001, 2000 and 1999, respectively. Excluding special charges for IPR&D and acquisition-related costs in 2001 and 2000, and the charge in 2001 relating to the company's A, AF and AX series dialyzers, the effective income tax rate relating to continuing operations was 26 percent in each of 2001, 2000 and 1999. Management does not expect a significant change in the effective tax rate in 2002.

Income from Continuing Operations Before Cumulative Effect of Accounting Changes

Income from continuing operations before cumulative effect of accounting changes per the consolidated statements of income was $664 million, $738 million and $779 million in 2001, 2000 and 1999, respectively. Excluding special charges for IPR&D and acquisition-related costs in 2001 and 2000, and the charge in 2001 relating to the company's A, AF and AX series dialyzers, income from continuing operations before cumulative effect of accounting changes was $1,063 million, $915 million and $779 million in 2001, 2000 and 1999, respectively, and the growth rate was 16 percent and 17 percent in 2001 and 2000, respectively.

Changes in Accounting Principles

As further discussed in Note 1, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments (SFAS No.
133) at the beginning of 2001. The new standard changed prior accounting rules and requires that all derivative instruments be carried on the balance sheet at fair value. In accordance with the transition provisions of SFAS No. 133, upon adoption the company recorded a cumulative effect after-tax reduction to earnings of $52 million and a cumulative effect after-tax increase to other comprehensive income of $8 million. At the beginning of 1999, the company recorded a $27 million after-tax charge for the cumulative effect of a change in accounting principle related to the adoption of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."

Critical Accounting Policies

The company's results of operations and financial position are determined based on the application of the company's accounting policies, as discussed in the notes to the consolidated financial statements. Certain of the company's accounting policies represent a selection among acceptable alternatives under GAAP. Management has not determined how reported amounts would differ based on the application of different accounting policies. Management has also not determined the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

The recognition of revenue relating to sales of products and services rendered requires application of accounting policies for which GAAP provides various models, and for which management must use judgment to determine the most appropriate model to apply, given the particular facts and circumstances. In evaluating these transactions, management assesses all relevant GAAP and chooses the model that most accurately reflects the nature of the transactions.

The application of accounting policies requires the use of judgment and estimates. As it relates to the company, estimates and forecasts are required to determine allowances for bad debts, reserves for excess and obsolete inventory, litigation reserves and related insurance recoveries, deferred tax asset valuation reserves, employee benefit-related liabilities, product warranty liabilities, any impairments of assets, allocations of purchase prices related to acquisitions (including IPR&D), and anticipated transactions to be hedged.

These matters that are subject to judgments and estimation are inherently uncertain, and different amounts could be reported using different assumptions and estimates. Management uses its best estimates and judgments in determining the appropriate amount to reflect in the financial statements, using historical experience and all available information. The company also uses outside experts where appropriate. The company applies estimation methodologies consistently from year to year.

32 management's discussion and analysis



Liquidity and Capital Resources

Cash flows from continuing operations per the consolidated statements of cash flows decreased in 2001 and increased in 2000. In 2001, higher earnings (before non-cash items) were offset by higher net cash outflows relating to accounts receivable, inventories, litigation and other items. In 2000, the increase compared to the prior year was due to higher earnings (before non-cash items) and lower net cash outflows relating to accounts receivable, litigation and other items. As further discussed in Note 6, cash flows benefited from the sales of certain accounts receivable in each year.

Cash flows from discontinued operation decreased in 2001 and 2000 due to the spin-off of Edwards on March 31, 2000.

Cash flows from investing activities decreased in both 2001 and 2000. Capital expenditures (including additions to the pool of equipment placed with or leased to customers) increased 21 percent and three percent in 2001 and 2000, respectively, as the company increased its investments in various capital projects across the three segments. The growth in capital expenditures principally reflected increases in manufacturing capacity in the BioScience segment, as the company is in the process of increasing manufacturing capacity for vaccines, and plasma-based and recombinant products. Capital expenditures are made at a sufficient level to support the strategic and operating needs of the businesses. With the various growth opportunities in the businesses, management expects to further increase these activities and invest over $850 million in capital expenditures in 2002.

Net cash outflows relating to acquisitions increased in both 2001 and 2000. In 2001, net cash outflows relating to acquisitions included $455 million related to the acquisition of ASTA and $111 million related to the acquisition of Cook. Also included in the 2001 total was $40 million related to the Renal segment's acquisitions of dialysis centers in international markets, and $38 million related to the Renal segment's acquisition of the assets and rights to technology relating to a proprietary recombinant erythropoietin drug for the treatment of anemia. The remainder of the outflows relating to acquisitions in 2001 consisted of individually insignificant acquisitions. As further discussed in Note 3, the purchase price of Sera-Tec and a portion of the purchase price of Cook was paid with Baxter common stock.

In 2000, net cash outflows relating to acquisitions included $55 million related to the acquisition of Althin and $63 million related to the acquisition of NAV. A portion of the purchase price for both of these acquisitions was paid in company common stock. Approximately $131 million of the total outflows in 2000 related to several acquisitions and investments in the Medication Delivery segment, principally the acquisition of a domestic ambulatory and infusion pump business and a contingent purchase price payment associated with the 1998 acquisition of a domestic manufacturer of inhalants and drugs used for general and local anesthesia. Approximately $15 million related to the acquisition of dialysis centers in international markets, and the remainder of the outflows relating to acquisitions in 2000 consisted of individually insignificant acquisitions.

In 1999, net cash outflows relating to acquisitions included $36 million for a contingent purchase price payment pertaining to the 1997 acquisition of Immuno International AG, $22 million related to acquisitions of dialysis centers in international markets and $88 million related to the acquisition of a nutrition and fluid therapy business in Europe.

In 2001, the company generated $44 million of cash relating to the sale and leaseback of certain assets. The cash flows relating to divestitures and other asset dispositions in 2000 principally related to the spin-off of Edwards on March 31, 2000. In 1999, the company generated $30 million of cash relating to a prior year divestiture in the BioScience segment and $42 million of cash relating to the sale and leaseback of certain assets.

Cash flows from financing activities increased in both 2001 and 2000. As further discussed in Note 5, in order to balance its capital structure and reduce net interest expense, in May 2001 the company issued $800 million of callable convertible debentures. The proceeds of the debt were used to refinance certain of the company's short-term debt. The debentures allow the holders to require the company to repurchase the debt at the end of the first year and in the fifth, tenth and fifteenth years. The company also issued other debt during 2001 principally to fund its investing activities. In order to better match the currency denomination of its assets and liabilities, the company rebalanced certain of its debt during 2000, acquiring $878 million of its U.S. Dollar denominated debt securities and increasing its non-U.S. Dollar denominated debt. The company's net-debt-to-capital ratio was 35.9 percent and 40.1 percent at December 31, 2001 and 2000, respectively.

                                         management's discussion and analysis 33



Common stock dividends increased in 2001 and decreased in 2000. Effective at the beginning of 2000, the company changed from a quarterly to an annual dividend payout schedule, resulting in lower cash dividends paid during 2000. Aside from this change, the dividends increased in both 2001 and 2000 due to a higher number of shares outstanding. In November 2001, the board of directors declared an annual dividend on the company's common stock of $0.582 per share. The dividend, which was payable on January 7, 2002 to stockholders of record as of December 14, 2001, is a continuation of the current annual rate. As further discussed in Note 8, cash flows in 1999 included $198 million in cash inflows relating to the Shared Investment Plan. Cash received for stock issued under employee benefit plans decreased in 2001 and increased in 2000. A portion of the increase in 2000 was due to required exercises of stock options by employees transferring to Edwards as a result of the March 31, 2000 spin-off of that business. Aside from these exercises in 2000 relating to Edwards, stock issued under employee benefit plans increased in 2001 principally due to a higher average stock option exercise price. In order to rebalance the company's capital structure following the acquisition of ASTA, the company issued 9.7 million common shares for $500 million in December 2001.

As authorized by the board of directors, the company repurchases its stock to optimize its capital structure depending upon its operational cash flows, net debt level and current market conditions. In November 1995, the company's board of directors authorized the repurchase of up to $500 million of common stock over a period of several years, all of which was repurchased by early 2000. In November 1999, the board of directors authorized the repurchase of another $500 million over a period of several years, all of which was repurchased by December 31, 2001. In July 2001, the board of directors authorized the repurchase of an additional $500 million from time to time, of which $76 million has been repurchased as of December 31, 2001. Stock repurchases totaled $288 million, $375 million and $184 million, in 2001, 2000 and 1999, respectively.

On February 27, 2001, Baxter's board of directors approved a two-for-one stock split of the company's common shares. This approval was subject to shareholder approval of an increase in the number of authorized shares of common stock, which was received on May 1, 2001. On May 30, 2001, shareholders of record on May 9, 2001 received one additional share of Baxter common stock for each share held on May 9, 2001. All share and per share data in this report has been adjusted and restated to reflect the split.

Management assesses the company's liquidity in terms of its overall ability to mobilize cash to support ongoing business levels and to fund its growth. Management uses an internal performance measure called operational cash flow that evaluates each operating business and geographic region on all aspects of cash flow under its direct control. Operational cash flow, as defined, reflects all litigation payments and related insurance recoveries except for those payments and recoveries relating to mammary implants, which the company never manufactured or sold. The company expects to generate in excess of $500 million in operational cash flow in 2002.

The following table reconciles cash flows from continuing operations, as determined by GAAP, to operational cash flow, which is not a measure defined by GAAP.

Brackets denote cash outflows
years ended December 31 (in millions)                                                     2001         2000         1999
------------------------------------------------------------------------------------------------------------------------
Cash flows from continuing operations per the company's consolidated statements of     $ 1,149      $ 1,233      $   977
  cash flows
Capital expenditures                                                                      (787)        (648)        (631)
Net interest, after tax                                                                     54           51           52
Other                                                                                       87          (48)         190
------------------------------------------------------------------------------------------------------------------------
Operational cash flow from continuing operations                                       $   503      $   588      $   588
-------------------------------------------------------------------------------------===================================

34 management's discussion and analysis


Refer to Note 5 for further discussion of the company's long-term debt, credit facilities, financial guarantees, and lease and other commitments. As of December 31, 2001, the company can issue up to $550 million in aggregate principal amount of additional senior unsecured debt securities under effective registration statements filed with the Securities and Exchange Commission. The company's debt ratings on senior debt are A3 by Moody's, A by Standard & Poor's and A by Fitch. The company's debt ratings on short-term debt are P2 by Moody's, A1 by Standard & Poor's and F1 by Fitch. The company intends to fund its short-term and long-term obligations as they mature through cash flows from operations, by issuing additional debt, by entering into other financing arrangements or by issuing common stock. The company believes it has lines of credit adequate to support ongoing operational requirements. Beyond that, the company believes it has sufficient financial flexibility to attract long-term capital on acceptable terms as may be needed to support its growth objectives. The company's ability to generate cash flows from operations, issue additional debt, enter into other financing arrangements, or raise additional long-term capital on acceptable terms could be adversely affected in the event there is a material decline in the demand for the company's products, deterioration in the company's key financial ratios or credit ratings, or other significantly unfavorable change in conditions. With respect to the company's credit arrangements and debt outstanding at December 31, 2001, while a deterioration in the company's credit rating could unfavorably impact the financing costs associated with the credit arrangements, such a downgrade would not affect the company's ability to draw on the credit arrangements, and would not result in an acceleration of the scheduled maturities of the company's outstanding debt.

The company periodically enters into off-balance sheet financing arrangements where economical and consistent with the company's business strategy. At December 31, 2001 the company has entered or is committed to enter into operating lease agreements, two of which are with special purpose entities, relating to facilities and equipment used in the operations of the company and its affiliates. The majority of these arrangements were entered into during 2001. Under each lease, the company has the right to renegotiate renewal terms, exercise a purchase option with respect to the leased property or arrange for the sale of the leased property. In the event the leased property is sold on behalf of the lessor and the sales proceeds are less than the lessor's investment in the property, the company is responsible for the shortfall, up to an aggregate maximum recourse amount under all of the leases of $159 million. At December 31, 2001, management believes the fair values of the leased properties are equal to or in excess of the lessors' investments in the leased properties. Refer to Note 5 for further information regarding these leases. As further discussed in Note 6, the company has also entered into certain arrangements whereby it securitizes, on a continuous basis, an undivided interest in certain pools of trade accounts receivable (including lease receivables). The portfolio of receivables sold totaled $683 million at December 31, 2001.

The company and Nexell Therapeutics Inc. (Nexell) entered into agreements whereby Baxter issued put rights in connection with a $63 million private placement by Nexell of preferred stock. Baxter owns a minority equity interest in Nexell and has other business relationships with Nexell. The put rights, which are included in current liabilities at estimated fair value in the amount of $57 million at December 31, 2001, were issued in conjunction with Nexell's repayment of amounts owed to Baxter. Refer to Note 5 for further discussion of these agreements as well as the company's other commitments.

Euro Conversion

On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the new common currency, the Euro. The transition period for the introduction of the Euro ended January 1, 2002. Issues that faced the company as a result of the introduction of the Euro included converting information technology systems, reassessing currency risk, negotiating and amending certain agreements and contracts, processing tax and accounting records and reassessing pricing and competition. While the company will continue to evaluate the impact of the Euro, management does not currently expect the conversion to the Euro to have a material impact on the company's financial position, cash flows or results of operations.

Financial Instrument Market Risk

The company operates on a global basis and is exposed to the risk that its earnings, cash flows and stockholders' equity could be adversely impacted by fluctuations in currency exchange rates, interest rates and the market price of the company's common stock. The company's hedging policy attempts to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs. Refer to Note 6 for further information regarding the company's financial instruments and hedging strategies.

                                         management's discussion and analysis 35



Currency Risk

The company is primarily exposed to currency exchange-rate risk with respect to firm commitments, forecasted transactions and net assets denominated in Japanese Yen, Euro, British Pound and Swiss Franc. The company manages its foreign currency exposures on a consolidated basis, which allows the company to net exposures and take advantage of any natural offsets. In addition, the company utilizes derivative and nonderivative financial instruments to further reduce the net exposure to currency fluctuations. Gains and losses on the hedging instruments are intended to offset losses and gains on the hedged transactions with the goal of reducing the earnings and stockholders' equity volatility resulting from fluctuations in currency exchange rates.

The company principally uses option and forward contracts to hedge the risk to earnings associated with fluctuations in currency exchange rates relating to the company's firm commitments and forecasted transactions expected to be denominated in foreign currencies. The company enters into foreign currency forward and cross-currency swap agreements to hedge certain receivables, payables and debt denominated in foreign currencies. The company also periodically hedges certain of its net investments in international affiliates using a combination of debt denominated in foreign currencies and cross-currency swap agreements. Certain other firm commitments and forecasted transactions are also periodically hedged with option and forward contracts.

In adopting SFAS No. 133, management reassessed its hedging strategies, and, in some cases, increased the company's use of derivative instruments or changed the type of derivative instruments used to manage currency exchange-rate risk, in part because the new accounting standard allows for increased opportunities and different approaches for managing the volatility in earnings and stockholders' equity resulting from fluctuations in currency exchange rates.

As part of its risk-management program, the company performs sensitivity analyses to assess potential changes in the fair value of its derivative instruments relating to hypothetical movements in currency exchange rates. A sensitivity analysis of changes in the fair value of foreign exchange option and forward contracts outstanding at December 31, 2001 indicated that, if the U.S. Dollar uniformly fluctuated unfavorably by 10 percent against all currencies, the fair value of those contracts, while still positive, would decrease by $157 million. A similar analysis performed with respect to option and forward contracts outstanding at December 31, 2000 indicated that the fair value of such contracts would decrease by $20 million. The amount for 2001 is greater than that for 2000 principally due to a significant increase in the notional amounts of the option and forward contracts outstanding at December 31, 2001 as compared to the prior year. With respect to the company's cross-currency swap agreements, if the U.S. Dollar uniformly weakened by 10 percent, the fair value of the contracts would decrease by $72 million and $83 million as of December 31, 2001 and 2000, respectively. These sensitivity analyses disregard the possibility that currency exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency. The analyses also disregard the offsetting change in value of the underlying hedged transactions and balances.

Interest Rate Risk

The company is also exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in interest rates. The company's policy is to manage interest costs using a mix of fixed and floating rate debt that management believes is appropriate. To manage this mix in a cost efficient manner, the company periodically enters into interest rate swaps, in which the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional amount. The company also uses forward-starting interest rate swaps to hedge the risk to earnings associated with fluctuations in interest rates relating to anticipated issuances of debt.

As part of its risk-management program, the company performs sensitivity analyses to assess potential gains and losses in earnings relating to hypothetical movements in interest rates. A 31 basis-point increase in interest rates (approximately 10 percent of the company's weighted-average interest rate during 2001) affecting the company's financial instruments, including debt obligations and related derivatives, and investments, would have an immaterial effect on the company's 2001 and 2000 earnings and on the fair value of the company's fixed-rate financial instruments as of the end of such fiscal years.

As discussed in Note 6, the fair values of the company's long-term litigation liabilities and related insurance receivables were computed by discounting the expected cash flows based on currently available information. A 10 percent movement in the assumed discount rate would have an immaterial effect on the fair values of those assets and liabilities.

36 management's discussion and analysis



Other Risks

As further discussed in Note 6, in order to partially offset the potentially dilutive effect of employee stock options, the company periodically enters into forward agreements with independent third parties related to the company's common stock. In accordance with GAAP, these contracts are not carried on the balance sheet at fair value, but are recorded upon maturity, or at an earlier termination date, and are classified within stockholders' equity. If the company's stock price were to decline 10 percent, the positive fair value of these contracts of $167 million would be reduced to a positive fair value of $2 million. Performing a similar analysis as of December 31, 2000 with respect to the portfolio outstanding at that date, a 10 percent decline in the company's stock price would reduce the positive fair value of the forward agreements of $171 million to $108 million.

With respect to the company's investments in affiliates, management believes any reasonably possible near-term losses in earnings, cash flows and fair values would not be material to the company's consolidated financial position.

Legal Proceedings

See Note 12 for a discussion of the company's legal contingencies and related insurance coverage. Upon resolution of any of these uncertainties, the company may incur charges in excess of presently established reserves. While such a future charge could have a material adverse effect on the company's net income or cash flows in the period in which it is recorded or paid, based on the advice of counsel, management believes that any outcome of these actions, individually or in the aggregate, will not have a material adverse effect on the company's consolidated financial position.

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

New Accounting and Disclosure Standards

SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued in July 2001. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. With the adoption of SFAS No. 142 in its entirety on January 1, 2002, all of the company's goodwill will no longer be amortized, but will be subject to periodic impairment reviews, beginning on the date of adoption. Goodwill amortization on an after-tax basis was approximately $41 million in 2001. In accordance with the transition provisions of SFAS No. 142, goodwill associated with acquisitions completed after June 30, 2001 is not being amortized. In performing the periodic impairment reviews, potential impairment is to be identified by comparing the fair value of a reporting unit with its carrying amount, and if the fair value is less than the carrying amount, an impairment loss is recorded as the excess of the carrying amount of the goodwill over its implied value. While the company is still in the process of analyzing SFAS No. 142, it is management's preliminary assessment that a goodwill impairment charge will not be recorded as of the date of adoption.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and establishes a single accounting model for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and certain provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The company will adopt the standard at the beginning of 2002, and does not expect that the new standard will have a material impact on the company's consolidated financial statements.

                    management's responsibilities for financial reporting and 37 report of independent accountants



Management's Responsibilities for Financial Reporting

The accompanying financial statements and other financial data have been prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based upon management's best estimates and judgments.

Management is responsible for establishing and maintaining a system of internal controls over financial reporting and safeguarding assets against unauthorized acquisition, use or disposition. This system is designed to provide reasonable assurance as to the integrity and reliability of financial reporting and safeguarding of assets. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal controls, and that the cost of such systems should not exceed the benefits to be derived from them.

Management believes that the foundation of an appropriate system of internal controls is a strong ethical company culture and climate. The Corporate Responsibility Office, which reports to the Public Policy Committee of the board of directors, is responsible for developing and communicating appropriate business practices, policies and initiatives; maintaining independent channels of communication for providing guidance and reporting potential business practice violations; and monitoring compliance with the company's business practices, including annual compliance certifications by senior managers worldwide. Additionally, a professional staff of corporate auditors reviews the design and function of the system of internal controls and the accounting policies and procedures supporting this system and compliance with them. The results of these reviews are reported at least annually to the Public Policy and/or Audit Committees of the board of directors.

PricewaterhouseCoopers LLP performs audits, in accordance with auditing standards generally accepted in the United States of America, which include a review of the system of internal controls and result in assurance that the financial statements are, in all material respects, fairly presented.

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


/s/ Harry M. Jansen Kraemer, Jr.

Harry M. Jansen Kraemer, Jr.
Chairman and
Chief Executive Officer


/s/ Brian P. Anderson

Brian P. Anderson
Senior Vice President and
Chief Financial Officer



Report of Independent Accountants

To the Board of Directors and Stockholders of Baxter International Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders' equity and comprehensive income present fairly, in all material respects, the financial position of Baxter International Inc. (the company) and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2001, the company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
February 14, 2002

38 consolidated balance sheets

as of December 31 (in millions, except share information)                                                    2001        2000
-----------------------------------------------------------------------------------------------------------------------------
Current Assets                          Cash and equivalents                                             $    582    $    579
                                        Accounts receivable                                                 1,493       1,387
                                        Notes and other current receivables                                   129         155
                                        Inventories                                                         1,341       1,159
                                        Short-term deferred income taxes                                       82         159
                                        Prepaid expenses                                                      350         212
                                        -------------------------------------------------------------------------------------
                                        Total current assets                                                3,977       3,651
-----------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, Net                                                                          3,306       2,807
-----------------------------------------------------------------------------------------------------------------------------
Other Assets                            Goodwill and other intangible assets                                1,698       1,239
                                        Insurance receivables                                                  93         160
                                        Other                                                               1,269         876
                                        -------------------------------------------------------------------------------------
                                        Total other assets                                                  3,060       2,275
                                        -------------------------------------------------------------------------------------
                                        Total assets                                                     $ 10,343    $  8,733
-------------------------------------------------------------------------------------------------------- ====================
Current Liabilities                     Short-term debt                                                  $    149    $    576
                                        Current maturities of long-term debt and lease obligations             52          58
                                        Accounts payable and accrued liabilities                            2,432       1,990
                                        Income taxes payable                                                  661         748
                                        -------------------------------------------------------------------------------------
                                        Total current liabilities                                           3,294       3,372
-----------------------------------------------------------------------------------------------------------------------------
Long-Term Debt and Lease Obligations                                                                        2,486       1,726
-----------------------------------------------------------------------------------------------------------------------------
Long-Term Deferred Income Taxes                                                                               218         160
-----------------------------------------------------------------------------------------------------------------------------
Long-Term Litigation Liabilities                                                                              140         184
-----------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities                                                                                   448         632
-----------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
-----------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity                    Common stock, $1 par value, authorized 1,000,000,000 shares in 2001 and 700,000,000 in 2000, issued 608,817,449 shares
                                         in 2001 and 596,266,502 shares in 2000                               609         298
                                        Common stock in treasury, at cost, 9,924,459 shares in 2001 and
                                         9,906,124 shares in 2000                                            (328)       (349)
                                        Additional contributed capital                                      2,815       2,506
                                        Retained earnings                                                   1,093         853
                                        Accumulated other comprehensive loss                                 (432)       (649)
                                        -------------------------------------------------------------------------------------
                                        Total stockholders' equity                                          3,757       2,659
                                        -------------------------------------------------------------------------------------
                                        Total liabilities and stockholders' equity                       $ 10,343    $  8,733
-------------------------------------------------------------------------------------------------------- ====================

The accompanying notes are an integral part of these consolidated financial statements.

                                           consolidated statements of income 39

years ended December 31 (in millions, except per share data)                       2001     2000     1999
---------------------------------------------------------------------------------------------------------
Operations                    Net sales                                          $7,663   $6,896  $ 6,380
                              Costs and expenses
                               Cost of goods sold                                 4,227    3,833    3,568
                               Marketing and administrative expenses              1,469    1,356    1,311
                               Research and development expenses                    427      379      332
                               In-process research and development and
                                acquisition-related costs                           280      286       --
                               Special charge - A, AF and AX series
                                dialyzers                                           189       --       --
                               Goodwill amortization                                 47       31       19
                               Interest expense, net                                 69       85       87
                               Other (income) expense                                (9)     (20)      11
                              ---------------------------------------------------------------------------
                              Total costs and expenses                            6,699    5,950    5,328
                              ---------------------------------------------------------------------------
                              Income from continuing operations
                                before income taxes and cumulative
                                effect of accounting change                         964      946    1,052
                              Income tax expense                                    300      208      273
                              ---------------------------------------------------------------------------
                              Income from continuing operations before
                                cumulative effect of accounting change              664      738      779
                              Discontinued operation                                 --        2       45
                              ---------------------------------------------------------------------------
                              Income before cumulative effect of
                                accounting change                                   664      740      824
                              Cumulative effect of accounting change,
                                net of income tax benefit of $32 in 2001 and
                                $7 in 1999                                          (52)      --      (27)
                              ---------------------------------------------------------------------------
                              Net income                                         $  612   $  740  $   797
---------------------------------------------------------------------------------========================
Per Share Data                Earnings per basic common share
                                Continuing operations                            $ 1.13   $ 1.26  $  1.34
                                Discontinued operation                               --       --     0.08
                                Cumulative effect of accounting change            (0.09)      --    (0.05)
                              ---------------------------------------------------------------------------
                              Net income                                         $ 1.04   $ 1.26  $  1.37
                              ---------------------------------------------------========================
                              Earnings per diluted common share
                                Continuing operations                            $ 1.09   $ 1.24  $  1.32
                                Discontinued operation                               --       --     0.08
                                Cumulative effect of accounting change            (0.09)      --    (0.05)
                              ---------------------------------------------------------------------------
                              Net income                                         $ 1.00   $ 1.24  $  1.35
                              ---------------------------------------------------========================
                              Weighted average number of
                                common shares outstanding
                                Basic                                               590      585      579
                                Diluted                                             609      597      590
---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

40 consolidated statements of cash flows

years ended December 31 (in millions) (brackets denote cash outflows)                           2001     2000      1999
-----------------------------------------------------------------------------------------------------------------------
Cash Flows from Operations            Income from continuing operations before cumulative
                                       effect of accounting change                           $   664  $   738  $    779
                                      Adjustments
                                       Depreciation and amortization                             441      405       372
                                       Deferred income taxes                                     116     (170)       92
                                       Loss (gain) on asset dispositions and
                                        impairments                                              (20)       6        13
                                       In-process research and development and
                                        acquisition-related costs                                280      286        --
                                       Special charge - A, AF and AX series dialyzers            189       --        --
                                       Other                                                       5       26        20
                                       Changes in balance sheet items
                                        Accounts receivable                                     (138)      54      (103)
                                        Inventories                                             (178)    (114)       17
                                        Accounts payable and accrued liabilities                 (76)      60        30
                                        Net litigation payable and other                        (134)     (58)     (243)
                                      ---------------------------------------------------------------------------------
                                      Cash flows from continuing operations                    1,149    1,233       977
                                      ---------------------------------------------------------------------------------
                                      Cash flows from discontinued operation                      --      (19)      106
                                      ---------------------------------------------------------------------------------
                                      Cash flows from operations                               1,149    1,214     1,083
-----------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities  Capital expenditures                                      (669)    (547)     (529)
                                      Additions to the pool of equipment placed with or
                                       leased to customers                                      (118)    (101)     (102)
                                      Acquisitions (net of cash received) and
                                       investments in affiliates                                (840)    (345)     (179)
                                      Divestitures and other asset dispositions                   35      (60)       75
                                      ---------------------------------------------------------------------------------
                                      Cash flows from investing activities                    (1,592)  (1,053)     (735)
-----------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities  Issuances of debt obligations                            2,108    1,180       764
                                      Redemption of debt obligations                            (946)  (1,953)     (481)
                                      Increase (decrease) in debt with maturities of
                                       three months or less, net                                (756)     879      (552)
                                      Common stock cash dividends                               (341)     (84)     (338)
                                      Stock issued under Shared Investment Plan                   --       --       198
                                      Stock issued under employee benefit plans                  192      233       148
                                      Other issuance of stock                                    500       --        --
                                      Purchases of treasury stock                               (288)    (375)     (184)
                                      ---------------------------------------------------------------------------------
                                      Cash flows from financing activities                       469     (120)     (445)
-----------------------------------------------------------------------------------------------------------------------
Effect of Foreign Exchange Rate Changes on Cash and Equivalents                                  (23)     (68)       (6)
-----------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Equivalents                                                        3      (27)     (103)
-----------------------------------------------------------------------------------------------------------------------
Cash and Equivalents at Beginning of Year                                                        579      606       709
-----------------------------------------------------------------------------------------------------------------------
Cash and Equivalents at End of Year                                                         $    582  $   579  $    606
--------------------------------------------------------------------------------------------===========================
Supplemental information
Interest paid, net of portion capitalized                                                   $    109  $   110  $    150
Income taxes paid                                                                           $    243  $   279  $    197
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                              consolidated statements of stockholders' equity 41
                                                     and comprehensive income

as of or for the years ended December 31 (in millions)                                                 2001        2000        1999
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                            Beginning of year                                           $   298     $   294     $   291
                                        Common stock issued                                              13           4          --
                                        Two-for-one stock split                                         298          --          --
                                        Stock issued under Shared Investment Plan                        --          --           3
                                        -------------------------------------------------------------------------------------------
                                        End of year                                                     609         298         294
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock in Treasury                Beginning of year                                              (349)       (269)       (210)
                                        Common stock issued                                              63          39          --
                                        Purchases of common stock                                      (288)       (375)       (184)
                                        Common stock issued under employee benefit plans                246         256         125
                                        -------------------------------------------------------------------------------------------
                                        End of year                                                    (328)       (349)       (269)
-----------------------------------------------------------------------------------------------------------------------------------
Additional Contributed Capital          Beginning of year                                             2,506       2,282       2,064
                                        Common stock issued                                             661         247          --
                                        Two-for-one stock split                                        (298)         --          --
                                        Stock issued under Shared Investment Plan                        --          --         195
                                        Common stock issued under employee benefit plans                (54)        (23)         23
                                        -------------------------------------------------------------------------------------------
                                        End of year                                                   2,815       2,506       2,282
-----------------------------------------------------------------------------------------------------------------------------------
Retained Earnings                       Beginning of year                                               853       1,415         990
                                        Net income                                                      612         740         797
                                        Elimination of reporting lag for international operations       (23)         --         (34)
                                        Common stock cash dividends                                    (349)       (341)       (338)
                                        Distribution of Edwards Lifesciences Corporation common
                                          stock to stockholders                                          --        (961)         --
                                        -------------------------------------------------------------------------------------------
                                        End of year                                                   1,093         853       1,415
-----------------------------------------------------------------------------------------------------------------------------------
Accumulated Other Comprehensive Loss    Beginning of year                                              (649)       (374)       (296)
                                        Other comprehensive income (loss)                               217        (275)        (78)
                                        -------------------------------------------------------------------------------------------
                                        End of year                                                    (432)       (649)       (374)
                                        -------------------------------------------------------------------------------------------
                                        Total stockholders' equity                                  $ 3,757     $ 2,659     $ 3,348
--------------------------------------------------------------------------------------------------=================================
Comprehensive Income                    Net income                                                  $   612     $   740     $   797


                                        Cumulative effect of accounting change, net of
                                          tax expense of $5 in 2001                                       8          --          --
                                        Currency translation adjustments, net of tax expense of
                                          $58 in 2001, $82 in 2000 and $87 in 1999                      155        (297)        (80)
                                        Unrealized net gain on hedging activities, net of tax
                                          expense of $45 in 2001                                         74          --          --
                                        Unrealized net gain (loss) on marketable equity
                                          securities, net of tax expense (benefit) of $(14) in
                                          2001, $15 in 2000 and $1 in 1999                              (20)         22           2
                                        -------------------------------------------------------------------------------------------
                                        Other comprehensive income (loss)                               217        (275)        (78)


                                        Elimination of reporting lag for international operations,
                                          net of tax benefit of $8 in 2001 and $22 in 1999              (23)         --         (34)
                                        -------------------------------------------------------------------------------------------
                                        Total comprehensive income                                  $   806     $   465     $   685
--------------------------------------------------------------------------------------------------=================================

The accompanying notes are an integral part of these consolidated financial statements.

42 notes to consolidated financial statements



Note 1 / Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

The Company and Financial Statement Presentation

Baxter International Inc. (Baxter or the company) is a global medical products and services company that provides critical therapies for people with life-threatening conditions. The company's products and services are described in Note 13. The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Baxter and its majority-owned subsidiaries. Historically, certain operations outside the United States were included in the consolidated financial statements on the basis of fiscal years ending November 30. In conjunction with the implementation of new financial systems, this one-month lag was eliminated as of the beginning of fiscal 1999 for certain countries and as of the beginning of fiscal 2001 for the remaining countries. The December 2000 and 1998 net losses for these entities of $23 million and $34 million, respectively, were recorded directly to retained earnings.

Foreign Currency Translation

The results of operations for non-U.S. subsidiaries, other than those located in highly inflationary countries, are translated into U.S. Dollars using the average exchange rates during the year, while assets and liabilities are translated using period-end rates. Resulting translation adjustments are recorded as currency translation adjustments (CTA) within other comprehensive income (OCI). Where foreign affiliates operate in highly inflationary economies, non-monetary amounts are remeasured at historical exchange rates while monetary assets and liabilities are remeasured at the current rate with the related adjustments reflected in the consolidated statements of income.

Revenue Recognition

The company's policy is to recognize revenues from product sales and services when earned, as defined by GAAP, and in accordance with SEC Staff Accounting Bulletin No. 101 (SAB 101). Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectibility is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. The company enters into certain arrangements in which it commits to provide multiple elements to its customers. Revenue is deferred unless the criteria outlined in SAB 101 for separate recognition of the individual elements are met. If the criteria are met, total revenue for the arrangement is allocated among the elements based on the fair value of the individual elements, with the fair values determined based on objective evidence (generally based on sales of the individual element to other third parties). Provisions for discounts, rebates to customers, and returns are provided for at the time the related sales are recorded, and are reflected as a reduction of sales.

Warranty Expense

The company provides for the estimated costs that may be incurred under its warranty programs at the time revenue is recognized.

Research and Development

Research and development costs are expensed when incurred.

Inventories

as of December 31 (in millions)                               2001         2000
-------------------------------------------------------------------------------
Raw materials                                              $   353      $   261
Work in process                                                244          174
Finished products                                              744          724
-------------------------------------------------------------------------------
Total inventories                                          $ 1,341      $ 1,159
---------------------------------------------------------======================

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value. Reserves for excess and obsolete inventory were $125 million and $110 million at December 31, 2001 and 2000, respectively.

Property, Plant and Equipment

as of December 31 (in millions)                               2001         2000
-------------------------------------------------------------------------------
Land                                                       $   115      $   113
Buildings and leasehold improvements                         1,111          967
Machinery and equipment                                      3,214        2,822
Equipment with customers                                       538          484
Construction in progress                                       754          592
-------------------------------------------------------------------------------
Total property, plant and equipment, at cost                 5,732        4,978
Accumulated depreciation and amortization                   (2,426)      (2,171)
-------------------------------------------------------------------------------
Property, plant and equipment, net                         $ 3,306      $ 2,807
---------------------------------------------------------======================

Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from three to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes. Accumulated amortization for assets under capital lease was $17 million and $11 million at December 31, 2001 and 2000, respectively. Depreciation expense was $334 million, $308 million and $290 million in 2001, 2000 and 1999, respectively. Repairs and maintenance expense was $142 million, $105 million and $97 million in 2001, 2000 and 1999, respectively.

Acquisitions

Acquisitions are accounted for under the purchase method. The company applied the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," in accounting notes to consolidated financial statements 43



for acquisitions completed after June 30, 2001. Pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill related to acquisitions completed after June 30, 2001 is not being amortized. See further discussion of these new standards below. Results of operations of acquired companies are included in the company's results of operations as of the respective acquisition dates. The purchase price of each acquisition is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. The excess of the purchase price over the fair values of the tangible assets and identifiable intangible assets acquired and liabilities assumed is allocated to goodwill. The allocation of purchase price in certain cases may be subject to revision based on the final determination of fair values. A portion of the purchase price for certain acquisitions is allocated to in-process research and development (IPR&D) which, under GAAP, is immediately expensed.

IPR&D

Amounts allocated to IPR&D are determined on the basis of independent valuations using the income approach, which measures the value of an asset by the present value of its future economic benefits. Estimated cash flows are discounted to their present values at rates of return that reflect the risks associated with the particular projects. The status of development, stage of completion, assumptions, nature and timing of remaining efforts for completion, risks and uncertainties, and other key factors may vary by individual project. The valuations incorporate the stage of completion for each individual project. Projected revenue and cost assumptions are determined considering the company's historical experience and industry trends and averages. No value is assigned to any IPR&D project unless it is probable of being further developed.

Goodwill and Other Intangible Assets

as of December 31 (in millions)                                2001        2000
-------------------------------------------------------------------------------
Goodwill                                                    $ 1,598     $ 1,094
Accumulated amortization                                       (185)       (138)
-------------------------------------------------------------------------------
Net goodwill                                                  1,413         956
-------------------------------------------------------------------------------
Other intangible assets                                         809         701
Accumulated amortization                                       (524)       (418)
-------------------------------------------------------------------------------
Net other intangible assets                                     285         283
-------------------------------------------------------------------------------
Goodwill and other intangible assets                        $ 1,698     $ 1,239
----------------------------------------------------------=====================

Intangible assets are amortized on a straight-line basis. Goodwill is amortized over estimated useful lives ranging from 15 to 40 years, and other intangible assets, consisting of purchased patents, trademarks and other identified rights, are amortized over their estimated useful lives, generally ranging from three to 25 years. Pursuant to SFAS No. 142, and as further discussed below, effective at the beginning of 2002 goodwill will no longer be amortized but will be subject to periodic impairment reviews.

Prior to the adoption of SFAS No. 142, the company's policy has been to review the carrying amounts of goodwill and other long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances might include a significant decline in market share, a significant decline in profits, rapid changes in technology, significant litigation or other items. In evaluating the recoverability of these assets, management's policy has been to compare the carrying amounts of such assets with the estimated undiscounted future operating cash flows. In the event impairment exists, an impairment charge would be determined by comparing the carrying amounts of the asset to the applicable estimated future cash flows, discounted at a risk-adjusted interest rate. In addition, the remaining amortization period for the impaired asset would be reassessed and revised if necessary. Refer to Note 4 regarding an asset impairment charge recorded in 2001 relating to the decision to cease manufacturing the Renal segment's A, AF and AX series dialyzers.

Earnings Per Share (EPS)

The numerator for both basic and diluted EPS is net earnings available to common shareholders. The denominator for basic EPS is the weighted-average number of common shares outstanding during the period. The following is a reconciliation of the shares (denominator) of the basic and diluted per-share computations.

years ended December 31 (in million of shares)           2001     2000     1999
-------------------------------------------------------------------------------
Basic                                                     590      585      579
Effect of dilutive securities
   Employee stock options                                  18       11        9
   Employee stock purchase plans and
     equity forward agreements                              1        1        2
-------------------------------------------------------------------------------
Diluted                                                   609      597      590
-------------------------------------------------------========================

Refer to Note 8 for further information regarding the company's stock compensation plans.

Comprehensive Income

Comprehensive income encompasses all changes in stockholders' equity other than those arising from stockholders, and generally consists of net income, currency translation adjustments, unrealized gains and losses on certain hedging activities and unrealized gains and losses on unrestricted available-for-sale marketable equity securities. The components of accumulated other comprehensive income (loss) were as follows.

as of December 31 (in millions)                                2001        2000
-------------------------------------------------------------------------------
Currency translation adjustments                            $  (519)    $  (674)
Hedging activities                                               82          --
Marketable equity securities                                      5          25
-------------------------------------------------------------------------------
Total accumulated other comprehensive loss                  $  (432)    $  (649)
----------------------------------------------------------=====================

44 notes to consolidated financial statements

Derivatives and Hedging Activities

All derivatives are recognized on the consolidated balance sheet at fair value. When the company enters into a derivative contract, it designates and documents the derivative as (1) a hedge of a forecasted transaction, including a hedge of a foreign currency denominated transaction (a cash flow hedge); (2) a hedge of the fair value of a recognized asset or liability (a fair value hedge); (3) a hedge of a net investment in a foreign operation; or (4) an instrument that is not formally designated as a hedge. The company also uses and designates certain nonderivative financial instruments as hedges of net investments in foreign operations. In certain circumstances, while a derivative may be used to economically hedge a transaction, asset or liability, the company may not formally designate it as a fair value, cash flow or net investment hedge. The company does not hold any instruments for trading purposes.

Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a cash flow hedge are recorded in OCI, with such changes in fair value reclassified to earnings when the hedged transaction affects earnings. Such hedges are principally classified in cost of sales, and they primarily relate to intercompany sales denominated in foreign currencies. Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability, which are attributable to the hedged risk, are recorded directly to net interest expense, as they hedge the interest rate risk associated with certain of the company's fixed-rate debt. Changes in the fair value of a derivative or nonderivative instrument that is highly effective and is designated and qualifies as a hedge of a net investment in a foreign operation are recorded in the CTA account within OCI, with any hedge ineffectiveness recorded in net interest expense. Changes in the fair value of undesignated instruments are reported directly to other income or expense or net interest expense, depending on the classification of the hedged item. Instruments that are indexed to and potentially settled in the company's common stock are accounted for in accordance with Emerging Issues Task Force Nos.
00-7 and 00-19.

If it is determined that a derivative or nonderivative hedging instrument ceases to be highly effective as a hedge, the company discontinues hedge accounting prospectively. Gains or losses relating to terminations of effective cash flow hedges are deferred and recognized consistent with the income or loss recognition of the underlying hedged items. If the company removes the designation for cash flow hedges because the hedged forecasted transactions are no longer probable of occurring, any gains or losses relating to such dedesignated hedges are reclassified from accumulated OCI to earnings, and are principally classified in cost of sales.

Derivatives are classified in other assets or other liabilities, as applicable, and are generally classified as short-term or long-term based on the scheduled maturity of the instrument. Derivatives are generally classified in the consolidated statement of cash flows in the same category as the cash flows of the hedged items.

Cash and Equivalents

Cash and equivalents include cash, certificates of deposit and marketable securities with an original maturity of three months or less.

Shipping and Handling Costs

Shipping and handling costs are classified in either cost of goods sold or marketing and administrative expenses based on their nature. Approximately $218 million, $200 million and $200 million of shipping and handling costs were classified in marketing and administrative expenses in 2001, 2000 and 1999, respectively.

Income Taxes

Deferred taxes are recognized for the future tax effects of temporary differences between the financial and income tax reporting based upon enacted tax laws and rates. Deferred tax assets are reduced by a valuation allowance unless it is more likely than not that such assets will be realized.

Stock Compensation Plans

The company applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock compensation plans.

Reclassifications

Certain reclassifications have been made to conform the 2000 and 1999 financial statements and notes to the 2001 presentation.

Changes in Accounting Principles

Effective at the beginning of 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments (SFAS No. 133). In accordance with the transition provisions of SFAS No. 133, upon adoption the company recorded a cumulative effect after-tax reduction to earnings of $52 million and a cumulative effect after-tax increase to OCI of $8 million. Effective at the beginning of 1999, the company adopted AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities," and, upon adoption, recorded a cumulative effect after-tax reduction to earnings of $27 million.

Recently Issued Accounting Pronouncements

SFAS No. 141 and SFAS No. 142 were issued in July 2001. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. The amortization provisions of SFAS No. 142, including nonamortization of goodwill, apply to goodwill and intangible assets acquired after June 30, 2001. With the adoption of SFAS No. 142 in its entirety on notes to consolidated financial statements  45


January 1, 2002, all of the company's goodwill will no longer be amortized, but will be subject to periodic impairment reviews, beginning on the date of adoption. In performing the review, potential impairment is to be identified by comparing the fair value of a reporting unit with its carrying amount, and if the fair value is less than the carrying amount, an impairment loss is recorded as the excess of the carrying amount of the goodwill over its implied value. The implied fair value is determined by allocating the fair value of the entire unit to all of its assets and liabilities, with any excess of fair value over the amount allocated representing the implied fair value of that unit's goodwill. Goodwill amortization on an after-tax basis was $41 million in 2001. While the company is still in the process of analyzing SFAS No. 142, it is management's preliminary assessment that a goodwill impairment charge will not be recorded as of the date of adoption.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and establishes a single accounting model for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and certain provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The company will adopt the standard at the beginning of 2002, and does not expect that the new standard will have a material impact on the company's consolidated financial statements.

Note 2/ Discontinued Operation
--------------------------------------------------------------------------------
On March 31, 2000, Baxter stockholders of record on March 29, 2000 received all of the outstanding stock of Edwards Lifesciences Corporation (Edwards), the company's cardiovascular business, in a tax-free spin-off. The company's consolidated financial statements and related notes have been adjusted and restated to reflect the financial position, results of operations and cash flows of Edwards as a discontinued operation. Through the issuance of new third-party debt, $502 million of Baxter's debt was indirectly assumed by Edwards upon spin-off. The distribution of Edwards stock totaled $961 million, and was charged directly to retained earnings.

In 2000 and 1999, the company recorded income from the discontinued operation of $14 million and $64 million, respectively, which was net of income tax expense of $5 million and $19 million, respectively. In addition, in 2000 and 1999 the company recorded $12 million (including tax of $6 million) and $19 million, respectively, of net costs directly associated with effecting the business distribution. The impact of these costs on diluted earnings per share was $.02 in 2000 and $.03 in 1999. Net sales of the discontinued operation were $906 million in 1999 and $252 million for the three-month period ended March 31, 2000.

The cardiovascular business in Japan was not transferred to Edwards at the time of distribution due to Japanese regulatory requirements and business culture considerations. The business is operated pursuant to a contractual joint venture under which a Japanese subsidiary of Baxter retains ownership of the business assets, but a subsidiary of Edwards holds a 90 percent profit interest. Edwards has an option to purchase the Japanese assets, which option may be exercised during the period of June 2002 through March 2005. The exercise price of the option is approximately 26.4 billion Japanese Yen, of which Edwards would obtain approximately 23.2 billion Japanese Yen upon termination of the joint venture for the return of its fair value in the joint venture at inception. Included in current liabilities at December 31, 2001 was $181 million relating to this contractual joint venture, which was established in connection with the accounting for the spin-off of Edwards.

Note 3/ Acquisitions
--------------------------------------------------------------------------------

Significant Acquisitions

The following is a summary of the company's significant acquisitions during the three years ended December 31, 2001, along with the allocation of the purchase price to intangible assets.

                                                     Intangible assets
                 Acquisition      Purchase      ---------------------------
(in millions)       date           price        IPR&D    Goodwill     Other
---------------------------------------------------------------------------
ASTA                 October
                        2001         $ 455     $  250     $   120     $  53

Cook                  August
                        2001           220         --         137        10

Sera-Tec            February
                        2001           127         --         152        --

NAV                     June
                        2000           328        250         245        10
---------------------------------------------------------------------------

As discussed in Note 1, goodwill associated with acquisitions completed after June 30, 2001 is not being amortized, and amortization of all goodwill will cease effective January 1, 2002.

The company acquired a subsidiary of Degussa AG, ASTA Medica Onkologie GmbH & CoKG (ASTA), which develops, produces and markets oncology products worldwide. This acquisition will provide the company with a stronger presence in the oncology market as well as a significant drug development pipeline. In addition to the intangible assets above, $22 million of accounts receivable, $25 million of inventories, $42 million of property, plant and equipment, and $4 million of other assets were acquired, and $61 million of liabilities were assumed. The results of operations and assets and liabilities, including goodwill, of ASTA are included in the Medication Delivery segment. A substantial portion of the goodwill is expected to be

46 notes to consolidated financial statements

deductible for tax purposes. The other intangible assets consist of developed technology and are being amortized on a straight-line basis over an estimated useful life of 15 years.

The acquisition of Cook Pharmaceutical Solutions, formerly a unit of Cook Group Incorporated (Cook), which provides contract filling of syringes and vials, supports the company's strategic initiative to become a full-line provider of drug delivery solutions. The purchase price was paid in approximately 2.1 million shares of Baxter common stock and $111 million in cash. In addition to the intangible assets noted above, $69 million of property, plant and equipment, and $4 million of other assets were acquired. The results of operations and assets and liabilities, including goodwill, of Cook are included in the Medication Delivery segment. The goodwill is expected to be fully deductible for tax purposes. The other intangible assets consist of customer relationships and are being amortized on a straight-line basis over an estimated useful life of ten years.

Sera-Tec Biologicals, L.P. (Sera-Tec) owned and operated 80 plasma centers in 28 states, and a central testing laboratory, and is included in the company's BioScience segment. The purchase price of Sera-Tec was paid in approximately 2.8 million shares of Baxter common stock. Goodwill has been amortized on a straight-line basis over 40 years.

North American Vaccine, Inc. (NAV) was engaged in the research, development, production and sales of vaccines for the prevention of human infectious diseases, and is included in the BioScience segment. The purchase price of NAV was principally paid in approximately 3.8 million shares of Baxter common stock, and goodwill has been amortized on a straight-line basis over 40 years.

The $280 million charge for IPR&D and acquisition-related costs recorded in 2001 consisted principally of the $250 million IPR&D charge relating to ASTA, an $18 million IPR&D charge relating to an acquisition in the Renal segment, and acquisition-related costs associated with several acquisitions in the three segments. The $286 million charge for IPR&D and acquisition-related costs recorded in 2000 consisted principally of the $250 million IPR&D charge relating to NAV, a total of $15 million in IPR&D charges pertaining to three other acquisitions, as well as $21 million of acquisition costs related to an acquisition in the Medication Delivery segment.

IPR&D

The IPR&D charge associated with the acquisition of ASTA pertains to oncology therapeutics projects. Material net cash inflows were forecasted in the valuation to commence between 2004 and 2009. Discount rates used in the valuations of the projects, which included tubulin inhibitor, mafosfamide, glufosfamide and other oncology-related projects, ranged from 20 percent to 30 percent. Assumed additional research and development (R&D) expenditures prior to the dates of product introductions totaled over $100 million. The percentage completion rate for significant projects ranged in the valuation from approximately 40 percent to 90 percent, with the weighted-average completion rate approximately 50 percent. Subsequent to the October 2001 acquisition date, the projects have been proceeding in accordance with the original projections. Approximately $3 million of R&D costs were expensed in 2001 subsequent to the acquisition date relating to these projects.

The IPR&D charge associated with the acquisition of NAV pertains to vaccines projects. Material net cash inflows were forecasted in the valuation to commence between 2002 and 2005. A discount rate of 20 percent was used for all projects, which include Streptococcal B, Pneumococcal, Meningococcal B/C/Y and other vaccines. Assumed additional R&D expenditures prior to the dates of product introductions totaled approximately $85 million. The percentage completion rate for significant projects ranged in the valuation from 65 percent to over 90 percent, with the weighted-average completion rate approximately 70 percent. Subsequent to the June 2000 acquisition date, the projects have been proceeding in accordance with the original projections. Approximately $14 million and $8 million of R&D costs were expensed in 2001 and 2000, subsequent to the acquisition date, respectively, relating to these projects.

With respect to ASTA and NAV IPR&D, the products currently under development are at various stages of development, and substantial further research and development, preclinical testing and clinical trials will be required to determine their technical feasibility and commercial viability. There can be no assurance such efforts will be successful. Delays in the development, introduction or marketing of the products under development could result either in such products being marketed at a time when their cost and performance characteristics would not be competitive in the marketplace or in a shortening of their commercial lives. If the products are not completed on time, the expected return on the company's investments could be significantly and unfavorably impacted.

Pro Forma Information

The following unaudited pro forma information presents a summary of the company's consolidated results of operations as if significant acquisitions during 2001 and 2000 had taken place as of the beginning of the current and preceding fiscal year, giving effect to purchase accounting adjustments. No adjustments were made for the charges for IPR&D and acquisition-related costs.

years ended December 31
(in millions, except per share data)                  2001       2000
---------------------------------------------------------------------
Net sales                                          $ 7,865    $ 7,367
Income from continuing operations before
   cumulative effect of accounting change          $   663    $   703
Net income                                         $   611    $   705
Net income per diluted common share                $  1.00    $  1.16
---------------------------------------------------==================
                                   notes to consolidated financial statements 47

These pro forma results of operations have been presented for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated, or which may result in the future. The pro forma earnings above relating to acquisitions completed after June 30, 2001 do not include amortization of goodwill.

Acquisition Reserves

Based on plans formulated at acquisition date, as part of the allocation of purchase price, reserves have been established for certain acquisitions. The reserves were established principally for employee-related costs associated with headcount reductions at the acquired companies, and contract termination and other costs related primarily to the exiting of activities and termination of distribution, lease and other contracts of the acquired companies that existed prior to the acquisition date that either continued with no economic benefit or required payment of a cancellation penalty. Actions executed to date and anticipated in the future with respect to these acquisitions are substantially consistent with the original plans. Management believes remaining reserves, which are not material, are adequate to complete the actions contemplated by the plans.

Note 4 / Special Charge - A, AF and AX Series Dialyzers
--------------------------------------------------------------------------------
Following reports in October 2001 of patient deaths in Croatia, Baxter initiated a global recall of its A, AF and AX series Renal segment dialyzers. A panel of dialysis experts was established to investigate the circumstances surrounding reports of deaths in Croatia and other countries. In addition, the company has been conducting its own investigations into these reports and has been fully cooperating with the United States Food and Drug Administration and other health authorities around the world. Testing has led the company to conclude that a processing fluid used during the manufacturing of a limited number of dialyzers produced in the company's Ronneby, Sweden facility may have played a role in the deaths. Baxter has decided to permanently cease manufacturing the A, AF and AX series dialyzers. The fluid is not used in the manufacturing process for other dialyzers that Baxter manufactures or distributes. The company has ceased production of the discontinued dialyzers and is in the process of closing its Ronneby facility. The Miami Lakes, Florida facility, that provided materials used in the discontinued dialyzers, has also been closed. Refer to Note 12 for a discussion of legal proceedings relating to this matter.

The company recorded a pretax charge in the fourth quarter of 2001 of $189 million ($156 million on an after-tax basis) to cover the costs of discontinuing this product line and other related costs. The non-cash costs principally include $21 million to write off inventory, $15 million to write down property, plant and equipment, and $80 million to write down goodwill and other intangible assets due to impairment. The cash costs include $12 million for severance costs resulting from the elimination of approximately 360 positions, the majority of which were located in the manufacturing facilities. Substantially all of these positions have been eliminated as of December 31, 2001. The cash costs also include $61 million for other related expenses, including costs associated with the recall, litigation and a long-term lease. Approximately $13 million of the cash costs have been paid as of December 31, 2001. The revenues and profits relating to these products were not material to the consolidated financial statements.

Note 5 / Long-Term Debt and Commitments
-------------------------------------------------------------------------
                                           Effective
as of December 31 (in millions)          interest rate   2001        2000
-------------------------------------------------------------------------
Commercial paper                                4.3%   $  230     $   800
Short-term notes                                0.4%      273         513
8.125% notes due 2001                           7.0%       --          40
7.625% notes due 2002                           7.5%       47          46
Variable rate loan due 2004                     3.9%      209          --
5.75% notes due 2006                            4.9%      594          --
7.125% notes due 2007                           7.1%       55          55
7.25% notes due 2008                            7.3%       29          29
9.5% notes due 2008                             9.4%       76          75
1.25% convertible debentures due 2021           1.4%      800          --
6.625% debentures due 2028                      6.5%      152         147
Other                                                      73          79
-------------------------------------------------------------------------
Total debt and lease obligations                        2,538       1,784
Current portion                                           (52)        (58)
-------------------------------------------------------------------------
Long-term portion                                      $2,486     $ 1,726
-------------------------------------------------------==================

In order to balance its capital structure and reduce net interest expense, in May 2001 the company issued $800 million of convertible debentures. The debentures bear an initial 1.25 percent coupon, mature in 20 years, are callable on or after June 5, 2006 at a price equal to 100 percent of the principal amount plus accrued interest up to the redemption date, allow the holders to require the company to repurchase the debt at the end of the first year and in the fifth, tenth and fifteenth years, at a price equal to 100 percent of the principal amount plus accrued interest up to the repurchase date, and are convertible into Baxter common stock at a conversion price of $65.18 per share if the closing price of Baxter common stock exceeds $71.70 for a specified period of time. The initial interest rate will be reset on specified future dates, subject to a maximum of 2.9 percent. The proceeds from the convertible debt issuance were used to refinance certain of the company's short-term debt. The company also issued other debt during 2001, principally to fund its investing activities.

In order to better match the currency denomination of its assets and liabilities, the company rebalanced certain of its debt during 2000. The company acquired approximately $878 million of its U.S. Dollar denominated debt securities during 2000 and increased its Japanese Yen and Euro denominated debt. The net costs associated with the early termination of the U.S. Dollar denominated debt were recorded in other expense as they were not material.

48 notes to consolidated financial statements

The company leases certain facilities and equipment under capital and operating leases expiring at various dates. The leases generally provide for the company to pay taxes, maintenance, insurance and certain other operating costs of the leased property. Most of the operating leases contain renewal options. Rent expense under operating leases was $108 million, $99 million and $91 million in 2001, 2000 and 1999, respectively.

Future Minimum Lease Payments and Debt Maturities
                                                                    Aggregate
                                                                      debt
                                                                   maturities
                                                        Operating  and capital
as of and for the years ended December 31 (in millions)  leases      leases
------------------------------------------------------------------------------
2002                                                      $   83     $     52
2003                                                          64        1,338/1/
2004                                                          46          212
2005                                                          38            2
2006                                                          30          589
Thereafter                                                    78          355
-----------------------------------------------------------------------------
Total obligations and commitments                         $  339        2,548
-----------------------------------------------------------------------------
Amounts representing interest, discounts,
   premiums and deferred financing costs                                  (10)
-----------------------------------------------------------------------------
Total long-term debt and present value
   of lease obligations                                              $  2,538
---------------------------------------------------------------------========
/1/Includes approximately $1,303 million of commercial paper, short-term notes and convertible debt supported by long-term credit facilities with funding expiration dates in 2003.

The company maintains two revolving credit facilities, which total $1.5 billion, and have funding expiration dates through November 2003. The facilities enable the company to borrow funds in U.S. Dollars, Euros or Swiss Francs on an unsecured basis at variable interest rates and contain various covenants, including a maximum debt-to-capital ratio and a minimum interest coverage ratio. There were no borrowings outstanding under these facilities at December 31, 2001 or 2000. Baxter also maintains or guarantees other short-term credit arrangements, which totaled $337 million at December 31, 2001. Approximately $146 million and $61 million of borrowings were outstanding under these facilities at December 31, 2001 and 2000, respectively.

Commercial paper, short-term notes and convertible debt, together totaling $1.3 billion at both December 31, 2001 and 2000, have been classified with long-term debt as they are supported by long-term credit facilities, which management intends to continue to refinance.

The company periodically enters into off-balance sheet financing arrangements where economical and consistent with the company's business strategy. At December 31, 2001 the company has entered or is committed to enter into operating lease agreements, two of which are with special purpose entities, relating to facilities and equipment used in the operations of the company and its affiliates. The majority of these arrangements were entered into during 2001. The maximum amount committed by the lessors at December 31, 2001 under these transactions was approximately $188 million. Of this total, the amount funded was $98 million at December 31, 2001. The leases generally have an initial term of five years, with renewal options. Rent obligations will commence for certain of the leases at future dates, between January 2002 and December 2003. The minimum lease payments, which are included in the table above, are determined based on the expected funded amounts and will fluctuate based on actual interest rates. The company expects to receive $39 million of minimum lease payments from a sublease executed with a third party in which the company holds a minority equity interest. These sublease receipts, which are included in the table above, are currently estimated to be $3 million in 2003, $13 million in 2004, $12 million in 2005 and $11 million in 2006. With respect to its leases, the company has the right to renegotiate renewal terms, exercise a purchase option with respect to the leased property or arrange for the sale of the leased property. Under each lease, in the event the property is sold on behalf of the lessor and the sales proceeds are less than the lessor's investment in the property, the company is responsible for the shortfall, up to an aggregate maximum recourse amount under all of the leases of $159 million. The potential recourse amounts are not included in the minimum lease payments above as management believes the fair values of the properties equal or exceed the lessors' investments in the leased properties at December 31, 2001. The company is required to maintain compliance with covenants under certain of the leases, including a minimum interest coverage ratio. The company was in compliance with all covenants at December 31, 2001.

The company and Nexell Therapeutics Inc. (Nexell), an affiliate, have entered into an agreement whereby Baxter agreed to issue put rights in connection with a $63 million private placement by Nexell of preferred stock. The put rights and related agreement are recorded in current liabilities at estimated fair value, and totaled $57 million at December 31, 2001. The put rights were issued in conjunction with Nexell's repayment of amounts owed to the company. The preferred stock is convertible at the option of the holders into common stock of Nexell at $11 per share at any time until November 2006. The put rights provide the holders of the preferred stock with the ability to cause Baxter to purchase the preferred stock from November 2002 until November 2004. The purchase price to be paid by Baxter would reflect a per annum compounded return to the holders of the preferred stock of 5.91 percent, with a downward adjustment relating to dividends paid by Nexell on the preferred stock. The company and Nexell entered into a separate related agreement whereby the conversion price of the preferred stock will be adjusted downward in accordance with the notes to consolidated financial statements 49

terms of the agreement in the event that the put rights are exercised by the holders. The fair value of the put rights was initially recorded in conjunction with the adoption of SFAS No. 133, as part of the cumulative effect of an accounting change. Subsequent changes in the fair value of the put rights and related agreement are recorded directly to other income or expense.

As further discussed in Note 8, the company has guaranteed repayment of the outstanding Shared Investment Plan participant loans, in the amount of $191 million at December 31, 2001.

In the normal course of business, Baxter enters into certain joint development and commercialization arrangements with third parties, often affiliates of the company. The arrangements are varied but generally provide that Baxter will receive certain rights to manufacture, market or distribute a specified technology or product under development by the third party. At December 31, 2001, future funding commitments under these arrangements totaled approximately $100 million, and the majority of them were contingent upon the third parties' achievement of contractually specified milestones.

Note 6 / Financial Instruments and Risk Management
--------------------------------------------------------------------------------
Receivables

In the normal course of business, the company provides credit to customers in the health-care industry, performs credit evaluations of these customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts. The allowance for doubtful accounts was $57 million and $43 million at December 31, 2001 and 2000, respectively. As part of a financing program, the company had commitments to extend credit, the majority of which was to an affiliate, of $68 million, of which $30 million was drawn and outstanding at December 31, 2001.

The company has entered into agreements with financial institutions whereby it securitizes, on a continuous basis, an undivided interest in certain pools of trade accounts receivable (including lease receivables). Pursuant to the majority of these agreements, the company irrevocably sells the eligible accounts receivable to bankruptcy-remote third parties formed for the purpose of buying and selling these receivables, which then sell participating interests in the receivables to financial institutions. These transactions are accounted for as sales of accounts receivable. Under the terms of the arrangements, the company continues to service the receivables and retains a subordinated residual interest in the receivables. No servicing asset or liability has been recorded as the company's compensation for servicing the assets is just adequate to cover the cost of its servicing responsibilities. The carrying value of the residual interest is considered to approximate fair value. The net gains or losses recognized upon sale of the receivables, which are included in other income or expense, and the fees and costs associated with the securitization arrangements, which are included in net interest expense, are not material to the consolidated financial statements. Certain of the costs of the securitization arrangements vary with the company's credit rating. One of the arrangements requires that the company post cash collateral in the event of a specified change in credit rating. The potential cash collateral, which was not required as of December 31, 2001, totals less than $20 million. In 2001, 2000 and 1999 the company generated net operating cash inflows of $118 million, $195 million and $65 million, respectively, relating to such sales. In 2001, proceeds from new sales totaled $2.3 billion and cash collections totaled $2.2 billion. In 2000, proceeds from new sales totaled $1.5 billion and cash collections totaled $1.3 billion. The portfolio of accounts receivable that the company services, adjusted for changes in currency exchange rates from the original date of sale, totaled $683 million and $590 million at December 31, 2001 and 2000, respectively.

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

Foreign Currency and Interest Rate Risk Management

The company operates on a global basis and is exposed to the risk that its earnings, cash flows and stockholders' equity could be adversely impacted by fluctuations in currency exchange rates and interest rates. The company's hedging policy attempts to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs.

The company is primarily exposed to currency exchange-rate risk with respect to firm commitments, forecasted transactions and net assets denominated in Japanese Yen, Euro, British Pound and Swiss Franc. The company manages its foreign currency exposures on a consolidated basis, which allows the company to net exposures and take advantage of any natural offsets. In addition, the company utilizes derivative and nonderivative financial instruments to further reduce the net exposure to currency fluctuations. Gains and losses on the hedging instruments are intended to offset losses and gains on the hedged transactions with the goal of reducing the earnings and stockholders' equity volatility resulting from fluctuations in currency exchange rates.

50 notes to consolidated financial statements


The company is also exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in interest rates. The company's policy is to manage interest costs using a mix of fixed and floating rate debt that management believes is appropriate. To manage this mix in a cost efficient manner, the company periodically enters into interest rate swaps, in which the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional amount.

In adopting SFAS No. 133, management reassessed its hedging strategies, and, in some cases, increased the company's use of derivative instruments or changed the type of derivative instruments used to manage currency exchange-rate and interest-rate risk, in part because the new accounting standard allows for increased opportunities and different approaches for reducing earnings and stockholders' equity volatility resulting from fluctuations in currency exchange rates and interest rates.

Cash Flow Hedges

The company uses option and forward contracts to hedge the risk to earnings associated with fluctuations in currency exchange rates relating to the company's firm commitments and forecasted transactions expected to be denominated in foreign currencies. The company uses forward-starting interest rate swaps to hedge the risk to earnings associated with fluctuations in interest rates relating to anticipated issuances of debt. Certain other firm commitments and forecasted transactions are also periodically hedged with option and forward contracts.

The following table summarizes activity (net-of-tax) in 2001 in accumulated other comprehensive income (loss) (AOCI) related to the company's cash flow hedges.

year ended December 31 (in millions)                       2001
---------------------------------------------------------------
AOCI balance at beginning of year                         $  --
Cumulative effect of accounting change                        8
Net gain in fair value of derivatives                       126
Net gain reclassified to earnings                           (52)
---------------------------------------------------------------
AOCI balance at December 31, 2001                         $  82
----------------------------------------------------------=====

The net amounts recorded during 2001 relating to hedge ineffectiveness and the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness were immaterial to the consolidated financial statements. During 2001, certain foreign currency hedges were discontinued principally due to a change in the company's anticipated net exposures. This was partially as a result of recent business acquisitions, whereby the company gained natural offsets to previously existing currency exposures. The net-of-tax gain reclassified to earnings relating to these discontinued hedges, which is included in the table above, was $21 million. As of December 31, 2001, $43 million of deferred net after-tax gains on derivative instruments accumulated in AOCI (at their fair values as of December 31, 2001) are expected to be reclassified to earnings during the next twelve months, coinciding with when the hedged items, which principally include intercompany sales and interest payments on third-party debt, are expected to impact earnings. The maximum term over which the company has hedged exposures to the variability of cash flows, excluding interest payments on third-party debt, is four years.

Fair Value Hedges

The company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. These instruments serve to hedge the fair value of the company's debt. No portion of the change in fair value of the company's fair value hedges was ineffective or excluded from the assessment of hedge effectiveness during 2001.

Hedges of Net Investments in Foreign Operations

The company periodically uses cross-currency interest rate swaps and foreign currency denominated debt to hedge its stockholders' equity balance from the effects of fluctuations in currency exchange rates. The company measures effectiveness on the swaps based upon changes in spot foreign exchange rates. Approximately $95 million of net after-tax gains related to the derivative and nonderivative instruments were included in the company's CTA account for the year ended December 31, 2001.

Other Hedges

The company uses forward contracts and cross-currency swap agreements to hedge earnings from the effects of fluctuations in currency exchange rates relating to certain of the company's intercompany and third-party receivables, payables and debt denominated in a foreign currency. These derivative instruments are not formally designated as hedges, and the change in fair value of the instruments, which substantially offsets the change in book value of the hedged items, is recorded directly to earnings.

Other Risk Management Activities

In order to partially offset the potentially dilutive effect of employee stock options, the company periodically enters into forward agreements with independent third parties related to the company's common stock. The forward agreements require the company to purchase its common stock from the counterparties on specified future dates and at specified prices. The company can, at its option, require settlement of the agreements with shares of its common stock or, in some cases, cash, in lieu of physical settlement. The company may, at its option, terminate and settle these agreements early at any time before maturity. In accordance with GAAP, these agreements are not recorded on the balance sheet, but are recorded upon maturity or at an earlier termination date, and are classified within stockholders' equity. The agreements include certain Baxter stock price thresholds, below which the notes to consolidated financial statements 51

agreements will automatically terminate. These thresholds are significantly below Baxter's stock price at both the various contract inception dates and as of December 31, 2001. If the thresholds were met in the future, the number of shares that could potentially be issued by the company under all of the agreements is subject to contractual maximums, and the maximum at December 31, 2001 is 184 million shares. At December 31, 2001, agreements related to 31 million shares mature in 2002 at exercise prices ranging from $33 to $55 per share, with a weighted-average exercise price of $49 per share. At December 31, 2000, forward agreements related to 12 million shares were outstanding. Put options for three million shares of common stock and call options for two million shares of common stock were outstanding at December 31, 2000, and matured in 2001. During 2001, certain of these agreements were terminated in conjunction with the company's repurchase of its common stock.

Book Values and Fair Values of Financial Instruments

                                                                  Approximate
                                                 Book values      fair values
                                               -------------------------------
as of December 31 (in millions)                2001    2000    2001     2000
------------------------------------------------------------------------------
Assets
   Long-term insurance
     receivables                              $  93  $  160  $   87   $  145
   Investments in affiliates                    173     195     208      312
   Foreign currency hedges                      181      69     181       55
   Equity forward agreements                     --      --     167      171
Liabilities
   Short-term debt                              149     576     149      576
   Current maturities of
     long-term debt and
     lease obligations                           52      58      52       58
   Short-term borrowings
     classified as long term                  1,303   1,313   1,303    1,313
   Other long-term debt and
     lease obligations /1/                    1,183     413     968      429
   Foreign currency hedges                       19       4      19        4
   Nexell put rights liability                   57      --      57       --
   Long-term litigation liabilities             140     184     131      170
------------------------------------------------------------------------------

/1/ Includes interest rate hedges with book values and fair values of $14 million in 2001 and net investment hedges with book values and fair values of $55 million and $69 million, respectively, in 2000.

The company's investments in affiliates are classified as available-for-sale. The fair values of certain of these investments are not readily determinable as the securities are not traded in a market. For those investments, fair value is assumed to approximate carrying value. With respect to the company's unrestricted available-for-sale marketable securities, the total net unrealized gain at December 31, 2001 consists of gross unrealized gains of $9 million net of gross unrealized losses of $1 million, and the total at December 31, 2000 consists of gross unrealized gains of $50 million net of gross unrealized losses of $9 million.

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

The carrying values of other financial instruments approximate their fair values due to the short-term maturities of these assets and liabilities.

Note 7 / Accounts Payable and Accrued Liabilities
--------------------------------------------------------------------------------

as of December 31 (in millions)                                2001       2000
--------------------------------------------------------------------------------
Accounts payable, principally trade                         $   708    $   659
Employee compensation and withholdings                          233        238
Litigation                                                      110        177
Pension and other deferred benefits                              49         17
Property, payroll and other taxes                                99         77
Common stock dividends payable                                  349        341
Nexell put rights                                                57         --
Edwards joint venture liability                                 181         --
Other                                                           646        481
------------------------------------------------------------------------------
Accounts payable and accrued liabilities                    $ 2,432    $ 1,990
------------------------------------------------------------==================

Refer to Note 2 for further information regarding the Edwards joint venture liability.

Note 8 / Common and Preferred Stock
-------------------------------------------------------------------------------

Stock Split

On February 27, 2001, Baxter's board of directors approved a two-for-one stock split of the company's common shares. This approval was subject to shareholder approval of an increase in the number of authorized shares of common stock, which was received on May 1, 2001. On May 30, 2001, shareholders of record on May 9, 2001 received one additional share of Baxter common stock for each share held on May 9, 2001. All share and per share data, and option and per option data, in the consolidated financial statements and notes have been adjusted and restated to reflect the stock split.

Stock Compensation Plans

Baxter has several stock-based compensation plans, which are described below.

Fixed Stock Option Plans
------------------------

Stock options have been granted at various dates. All grants have a 10-year initial term and have an exercise price at least equal to 100 percent of market value on the date of grant. Vesting terms vary, with the majority of outstanding options vesting 100 percent in three years.

52 notes to consolidated financial statements

Stock Options Outstanding
-------------------------

The following is a summary of stock options outstanding at December 31, 2001.

(option shares in thousands)

                      Options outstanding                 Options exercisable
                      -------------------                 -------------------
                           Weighted-
                            average       Weighted-                    Weighted-
Range of                   remaining       average                      average
exercise                  contractual     exercise                      exercise
 prices   Outstanding     life (years)      price      Exercisable       price
--------------------------------------------------------------------------------
$10-24        10,476          4.4         $ 20.11          10,476       $ 20.11
 25-29         9,851          7.3           27.39           4,953         28.04
 30-39         8,558          7.2           32.29             575         35.18
 40-44        13,246          8.8           41.27           3,880         41.34
 45-47        16,175          9.2           45.42              --            --
 48-50         7,400          9.9           49.47              --            --
 -------------------------------------------------------------------------------
$10-50        65,706          7.9         $ 36.59          19,884       $ 26.66
================================================================================

As of December 31, 2000 and 1999, there were 14,651,000 and 17,510,000 options exercisable, respectively, at weighted-average exercise prices of $20.33 and $20.53, respectively.

Stock Option Activity
---------------------
                                                                   Weighted-
                                                                    average
                                                                   exercise
(option shares in thousands)                          Shares         price
---------------------------------------------------------------------------
Options outstanding at December 31, 1998              32,746        $ 23.19
Granted                                               10,026          33.36
Exercised                                             (3,915)         19.59
Forfeited                                             (1,239)         28.37
---------------------------------------------------------------------------
Options outstanding at December 31, 1999              37,618          26.10
Granted                                               19,040          37.66
Exercised                                             (5,706)         19.73
Forfeited                                             (3,842)         28.91
Equitable adjustment                                   1,892             --
---------------------------------------------------------------------------
Options outstanding at December 31, 2000              49,002          30.11
Granted                                               23,862          46.54
Exercised                                             (5,225)         21.65
Forfeited                                             (1,933)         35.56
---------------------------------------------------------------------------
Options outstanding at December 31, 2001              65,706        $ 36.59
------------------------------------------------------=====================

Included in the tables above are certain premium-priced options. During 1998, 941,000 premium-priced stock options were granted with a weighted-average exercise price of $37 and a weighted-average fair value of approximately $6 per option. During 1996, five million premium-stock options were granted with an exercise price of $24 and a weighted-average fair value of approximately $6 per option. All of such options granted in 1998 and 2.2 million of such options granted in 1996 are outstanding at December 31, 2001.

Employee Stock Purchase Plans
-----------------------------

The company has employee stock purchase plans whereby it is authorized to issue up to a total of 20 million shares of common stock to its employees, nearly all of whom are eligible to participate. As of December 31, 2001, 11 million of the total authorized shares have been issued. The purchase price is the lower of 85 percent of the closing market price on the date of subscription or 85 percent of the closing market price on the purchase dates, as defined by the plans. The total subscription amount for each participant cannot exceed 25 percent of current annual pay. Under the plans, the company sold 1,423,806, 2,774,044 and 1,555,236 shares to employees in 2001, 2000 and 1999, respectively.

Equitable Adjustments
---------------------

Outstanding options and employee stock subscriptions were modified as a result of the spin-off of Edwards in March 2000. Equitable adjustments were made to the number of shares and exercise price for each option and employee stock subscription outstanding. Employees of Edwards were required to exercise any vested options within 90 days from the date of spin-off, which occurred on March 31, 2000. All unvested options were canceled 90 days after the date of spin-off.

Restricted Stock and Performance-Share Plans
--------------------------------------------

The management long-term incentive plan has historically included both stock options and restricted stock. Effective in 2001, the restricted stock component of the long-term incentive plan was eliminated and the plan consists solely of fixed stock options, the terms and conditions of which are similar to the company's other stock option plans. The number of stock options granted pursuant to the revised plan is based on the participant's stock option target, the participant's individual performance, as well as the performance of Baxter common stock relative to a comparator index. The company also has other incentive compensation plans whereby grants of restricted stock and performance shares are made to key employees. Effective in 2001, the restricted stock component of the non-employee director compensation plan was eliminated and the plan now consists solely of stock options. During 2001, 2000 and 1999, 12,000, 499,000 and 1,085,000 shares, respectively, of restricted stock and performance shares were granted at weighted-average grant-date fair values of $49.39, $32.88 and $32.00 per share, respectively. At December 31, 2001, 76,000 shares of stock were subject to restrictions, the majority of which lapse in 2002. The majority of the restricted stock granted in 2000 was forfeited pursuant to the long-term incentive plan transition discussed above.

                                   notes to consolidated financial statements 53

Stock Compensation Expense
--------------------------

The compensation expense recognized in continuing operations for performance-based, restricted and other stock plans was $5 million, $23 million and $26 million in 2001, 2000 and 1999, respectively. As discussed above, the company terminated certain of these plans in 2001. No compensation cost has been recognized for fixed stock option plans and stock purchase plans. Had compensation cost for all of the company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the company's income and related EPS would have been reduced to the pro forma amounts indicated below.

years ended December 31
(in millions, except per share data)               2001      2000      1999
---------------------------------------------------------------------------
Pro forma net income                              $ 448    $  681    $  746
Pro forma basic EPS                               $ .76    $ 1.16    $ 1.29
Pro forma diluted EPS                             $ .74    $ 1.14    $ 1.26
--------------------------------------------------=========================

Pro forma compensation expense for stock options and employee-stock subscriptions was calculated using the Black-Scholes model. The pro forma expense for stock option grants was calculated with the following weighted-average assumptions for grants in 2001, 2000 and 1999, respectively: dividend yield of 1%, 1.25% and 1.5%; expected life of six years for all periods; expected volatility of 36%, 31% and 29%; and risk-free interest rates of 4.9%, 6.1% and 5.4%. The weighted-average fair value of options granted during the year were $18.21, $13.75 and $11.30 in 2001, 2000 and 1999, respectively.

The pro forma expense for employee stock purchase subscriptions was estimated with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: dividend yield of 1%, 1.4% and 1.5%; expected term of one year for all periods; expected volatility of 43% in 2001 and 33% in 2000 and 1999, and risk-free interest rates of 4.1%, 6.2% and 5.4%. The weighted-average fair value of those purchase rights granted in 2001, 2000 and 1999 was $18.56, $11.49 and $10.04, respectively.

Shared Investment Plan

In order to further align management and shareholder interests, in 1999 the company sold approximately 6.1 million shares of the company's common stock to 142 of Baxter's senior managers for $198 million in cash. The participants used five-year full-recourse market-rate personal bank loans to purchase the stock at the May 3, 1999 closing price (adjusted for the stock split) of $31.81. The plan includes certain risk-sharing provisions whereby, after May 3, 2002, the company shares 50 percent in any loss incurred by the participants. Any such loss reimbursements would represent taxable income to the participants. As further discussed in Note 5, Baxter has guaranteed repayment to the banks in the event of default by a participant in the plan.

Stock Repurchase Programs

As authorized by the board of directors, the company repurchases it stock to optimize its capital structure depending upon its operational cash flows, net debt level and current market conditions. In November 1995, the company's board of directors authorized the repurchase of up to $500 million of common stock over a period of several years, all of which was repurchased by early 2000. In November 1999, the board of directors authorized the repurchase of another $500 million over a period of several years, all of which was repurchased by December 31, 2001. In July 2001, the board of directors authorized the repurchase of an additional $500 million from time to time, of which $76 million has been repurchased as of December 31, 2001.

Issuance of Stock

In order to rebalance the company's capital structure following the acquisition of ASTA in October 2001, the company issued 9.7 million common shares for $500 million in December 2001.

Other

The board of directors is authorized to issue 100 million shares of no par value preferred stock in series with varying terms as it determines. In March 1999, common stockholders received a dividend of one preferred stock purchase right (collectively, the Rights) for each share of common stock. As a result of the two-for-one split of the company's common stock in May 2001, each outstanding share of common stock is now accompanied by one-half of one Right. The Rights may become exercisable at a specified time after (1) a person or group acquires 15 percent or more of the company's common stock or (2) a tender or exchange offer for 15 percent or more of the company's common stock is made. Once exercisable, the holder of each Right is entitled to purchase, upon payment of the exercise price, shares of the company's common stock having a market value equal to two times the exercise price of the Rights. The Rights have a current exercise price of $275. The Rights expire on March 23, 2009, unless earlier redeemed by the company under certain circumstances at a price of $0.01 per Right.

Note 9 / Retirement and Other Benefit Programs
--------------------------------------------------------------------------------

The company sponsors several qualified and nonqualified pension plans for its employees. The company also sponsors certain unfunded contributory health-care and life insurance benefits for substantially all domestic retired employees.

54 notes to consolidated financial statements



Reconciliation of Plans' Benefit Obligations, Assets and Funded Status

                                                         Pension benefits         Other benefits
                                                     ----------------------------------------------
as of and for the years
ended December 31 (in millions)                           2001        2000         2001        2000
---------------------------------------------------------------------------------------------------
Benefit Obligations
Beginning of year                                      $ 1,555     $ 1,344      $   219     $   175
Service cost                                                40          41            3           3
Interest cost                                              115         113           16          14
Participant contributions                                    3           2            3           3
Actuarial loss                                              55         147           74          35
Acquisitions (divestitures), net                            --         (10)          --          --
Curtailments and settlements                                --         (10)          --          --
Benefit payments                                           (79)        (78)         (11)        (11)
Currency exchange-rate changes and other                     3           6           --          --
---------------------------------------------------------------------------------------------------
End of year                                              1,692       1,555          304         219
---------------------------------------------------------------------------------------------------
Fair Value of Plan Assets
Beginning of year                                        1,807       1,724           --          --
Actual return on plan assets                              (351)        173           --          --
Employer contributions                                     147          19            8           8
Participant contributions                                    3           2            3           3
Acquisitions (divestitures), net                            --          (8)          --          --
Curtailments and settlements                                --         (11)          --          --
Benefit payments                                           (79)        (78)         (11)        (11)
Currency exchange-rate changes and other                     3         (14)          --          --
---------------------------------------------------------------------------------------------------
End of year                                              1,530       1,807           --          --
---------------------------------------------------------------------------------------------------
Funded Status
Funded status at December 31                              (162)        252         (304)       (219)
Unrecognized transition obligation                           2           4           --          --
Unrecognized net (gains) losses                            338        (252)          26         (56)
---------------------------------------------------------------------------------------------------
Net amount recognized                                  $   178     $     4      $  (278)    $  (275)
---------------------------------------------------------------------------------------------------
Prepaid benefit cost                                   $   320     $   143      $    --     $    --
Accrued benefit liability                                 (142)       (139)        (278)       (275)
---------------------------------------------------------------------------------------------------
Net amount recognized                                  $   178     $     4      $  (278)    $  (275)
-----------------------------------------------------==============================================

Assets held by the trusts of the plans consist primarily of equity securities. The accumulated benefit obligation is in excess of plan assets for certain of the company's pension plans. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for these plans was $262 million, $230 million and $83 million, respectively, at December 31, 2001, and $159 million, $142 million and $17 million, respectively, at December 31, 2000.

Net Periodic Benefit (Income) Cost

years ended December 31 (in millions)                     2001        2000         1999
---------------------------------------------------------------------------------------
Pension Benefits
Service cost                                           $    40     $    41      $    48
Interest cost                                              115         113          102
Expected return on plan assets                            (177)       (158)        (133)
Amortization of prior service cost                          --          --            1
Amortization of net (gain) loss                             (5)         (1)          --
Amortization of transition obligation                        3           5            6
---------------------------------------------------------------------------------------
Net periodic pension benefit (income) cost             $   (24)    $    --      $    24
-----------------------------------------------------==================================
Other Benefits
Service cost                                           $     3     $     3      $     3
Interest cost                                               16          14           12
Recognized actuarial gain                                   (4)         (7)          (7)
---------------------------------------------------------------------------------------
Net periodic other benefit cost                        $    15     $    10      $     8
-----------------------------------------------------==================================

The net periodic benefit cost amounts principally pertain to continuing operations.

Assumptions Used in Determining Benefit Obligations

                                                         Pension benefits          Other benefits
                                                     -----------------------------------------------
                                                           2001        2000         2001        2000
----------------------------------------------------------------------------------------------------
Discount rate
   U.S. and Puerto Rico plans                              7.5%        7.8%         7.5%        7.8%
   International plans (average)                           5.7%        5.8%         n/a         n/a
Expected return on plan assets
   U.S. and Puerto Rico plans                             11.0%       11.0%         n/a         n/a
   International plans (average)                           7.8%        8.1%         n/a         n/a
Rate of compensation increase
   U.S. and Puerto Rico plans                              4.5%        4.5%         n/a         n/a
   International plans (average)                           3.6%        4.0%         n/a         n/a
Annual rate of increase in the per-capita cost             n/a         n/a         11.4%        7.5%
   Rate decreased to                                       n/a         n/a          5.0%        5.5%
   by the year ended                                       n/a         n/a         2007        2003
-----------------------------------------------------===============================================

Effect of a One-Percent Change in Assumed Health-Care Cost Trend Rate

                                                           One percent              One percent
                                                             increase                 decrease
                                                     ----------------------------------------------
(in millions)                                             2001        2000         2001        2000
---------------------------------------------------------------------------------------------------
Effect on total of service and interest
  cost components                                      $     2     $     3      $     3     $     2
Effect on postretirement benefit obligation            $    23     $    29      $    23     $    24
-----------------------------------------------------==============================================

                                   notes to consolidated financial statements 55



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

Most U.S. employees are eligible to participate in a qualified defined contribution plan. Company matching contributions relating to continuing operations were $18 million, $15 million and $14 million in 2001, 2000 and 1999, respectively.

Note 10 / Interest and Other (Income) Expense
--------------------------------------------------------------------------------

Interest Expense, Net

years ended December 31 (in millions)                     2001        2000         1999
---------------------------------------------------------------------------------------
Interest expense, net
   Interest costs                                      $   130     $   146      $   165
   Interest costs capitalized                              (22)        (15)         (13)
---------------------------------------------------------------------------------------
   Interest expense                                        108         131          152
   Interest income                                         (39)        (39)         (35)
---------------------------------------------------------------------------------------
Total interest expense, net                            $    69     $    92      $   117
---------------------------------------------------------------------------------------
Allocated to continuing operations                     $    69     $    85      $    87
Allocated to discontinued operation                    $    --     $     7      $    30
-----------------------------------------------------==================================

The allocation of interest to continuing and discontinued operations was based on relative net assets of these operations.

Other (Income) Expense

years ended December 31 (in millions)                     2001        2000         1999
---------------------------------------------------------------------------------------
Equity in losses of affiliates and minority interests  $    18     $     9      $     5
Asset dispositions and impairments, net                    (20)          6           13
Foreign currency                                           (12)        (57)          (8)
Loss on early extinguishments of debt                       --          15           --
Other                                                        5           7            1
---------------------------------------------------------------------------------------
Total other (income) expense                           $    (9)    $   (20)     $    11
-----------------------------------------------------==================================

Included in asset dispositions and impairments, net in 2001 was a gain of $105 million from the disposal of a non-strategic common stock investment by contribution to the company's pension trust. The cost basis used in the determination of the gain was specific identification. Substantially offsetting this gain in 2001 were charges for asset impairments, which primarily consisted of charges for investments whose decline in value was deemed to be other than temporary, with the investments written down to the market value as of the date the determination was made by management. As of December 31, 2001, the company does not hold any investments with significant unrealized losses. Included in foreign currency income in 2000 were gains of $66 million associated with the termination of cross-currency swap agreements. The contracts were terminated in conjunction with the company's rebalancing of its debt portfolio and in anticipation of the adoption of SFAS No. 133.

Note 11 / Income Taxes
--------------------------------------------------------------------------------

Income Before Income Tax Expense by Category

years ended December 31 (in millions)                     2001        2000         1999
---------------------------------------------------------------------------------------
U.S.                                                   $   321     $   353      $   330
International                                              643         593          722
---------------------------------------------------------------------------------------
Income from continuing operations
   before income taxes and cumulative effect of
   accounting change                                   $   964     $   946      $ 1,052
-----------------------------------------------------==================================

Income Tax Expense

years ended December 31 (in millions)                     2001        2000         1999
---------------------------------------------------------------------------------------
Current
   U.S.
     Federal                                           $   (19)    $   142      $   (13)
     State and local                                        76          47           38
   International                                           127         189          156
---------------------------------------------------------------------------------------
Current income tax expense                                 184         378          181
---------------------------------------------------------------------------------------
Deferred
   U.S.
     Federal                                                72         (98)          69
     State and local                                       (18)        (21)          14
   International                                            62         (51)           9
---------------------------------------------------------------------------------------
Deferred income tax expense (benefit)                      116        (170)          92
---------------------------------------------------------------------------------------
Income tax expense                                     $   300     $   208      $   273
-----------------------------------------------------==================================

The income tax for continuing operations was calculated as if Baxter were a stand-alone entity (without income from the discontinued operation).

Deferred Tax Assets and Liabilities

years ended December 31 (in millions)                     2001        2000         1999
---------------------------------------------------------------------------------------
Deferred tax assets
   Accrued expenses                                    $   257     $   374      $   389
   Accrued postretirement benefits                         101         102          102
   Alternative minimum tax credit                          139         146          162
   Tax credits and net operating losses                    102          92          100
   Valuation allowances                                    (58)        (50)         (43)
---------------------------------------------------------------------------------------
     Total deferred tax assets                             541         664          710
-----------------------------------------------------==================================
Deferred tax liabilities
   Asset basis differences                                 456         410          471
   Subsidiaries' unremitted earnings                        38          85          160
   Other                                                    57          38           35
---------------------------------------------------------------------------------------
     Total deferred tax liabilities                        551         533          666
---------------------------------------------------------------------------------------
Net deferred tax asset (liability)                     $   (10)    $   131      $    44
-----------------------------------------------------==================================

56 notes to consolidated financial statements

Income Tax Expense Rate Reconciliation

years ended December 31 (in millions)                      2001    2000   1999
------------------------------------------------------------------------------
Income tax expense at statutory rate                       $337    $331   $368
Tax-exempt operations                                      (157)   (147)  (134)
State and local taxes                                        31       9     23
Foreign tax expense                                          42      31     18
Rate difference on acquired R&D                              62       -      -
Other factors                                               (15)    (16)    (2)
------------------------------------------------------------------------------
Income tax expense                                         $300    $208   $273
----------------------------------------------------------====================

The company has received a tax-exemption grant from Puerto Rico, which provides that its manufacturing operations will be partially exempt from local taxes until the year 2013. Appropriate taxes have been provided for these operations assuming repatriation of all available earnings. In addition, the company has other manufacturing operations outside the United States, which benefit from reductions in local tax rates under tax incentives that will continue at least until 2004.

U.S. federal income taxes, net of available foreign tax credits, on unremitted earnings deemed permanently reinvested would be $569 million as of December 31, 2001.

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

U.S. federal income tax returns filed by Baxter International Inc. through December 31, 1994, have been examined and closed by the Internal Revenue Service. The company has ongoing audits in U.S. and international jurisdictions, including Belgium, Canada, France, Japan and Singapore. In the opinion of management, the company has made adequate provisions for tax expenses for all years subject to examination.

Note 12 / Legal Proceedings and Contingencies
--------------------------------------------------------------------------------

Baxter International Inc. and certain of its subsidiaries are named as defendants in a number of lawsuits, claims and proceedings, including product liability claims involving products now or formerly manufactured or sold by the company or by companies that were acquired by the company. These cases and claims raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case and claim, the jurisdiction in which each suit is brought, and differences in applicable law. Accordingly, in many cases, the company is not able to estimate the amount of its liabilities with respect to such matters. Upon resolution of any pending legal matters, Baxter may incur charges in excess of presently established reserves. While such a future charge could have a material adverse impact on the company's net income and net cash flows in the period in which it is recorded or paid, management believes that no such charge would have a material adverse effect on Baxter's consolidated financial position. Following is a summary of certain legal matters pending against the company. For a more extensive description of such matters and other lawsuits, claims and proceedings against the company, see Part I, Item 3 of Baxter's Form 10-K for the year ended December 31, 2001.

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

Settlement of a class action on behalf of all women with silicone mammary implants was approved by the U.S. District Court (U.S.D.C.) for the Northern District of Alabama in December 1995. The monetary provisions of the settlement provide compensation for all present and future plaintiffs and claimants through a series of specific funds and a disease-compensation program involving certain specified medical conditions. In addition to the class action, there are a number of individual suits currently pending against the company, primarily consisting of plaintiffs who have opted-out of the class action.

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

                                   notes to consolidated financial statements 57

In addition, Immuno International AG (Immuno), a company acquired by Baxter in 1997, has unsettled claims for damages for injuries allegedly caused by its plasma-based therapies. A portion of the liability and defense costs related to these claims will be covered by insurance, subject to exclusions, conditions, policy limits and other factors. Pursuant to the stock purchase agreement between the company and Immuno, as revised in April 1999 in consideration for payment by the company of 29 million Swiss Francs to Immuno as additional purchase price, 26 million Swiss Francs of the purchase price is being withheld to cover these contingent liabilities.

Baxter is also a defendant in a number of claims and lawsuits, including one certified class action in the U.S.D.C. for the Central District of Cali-fornia, brought by individuals who infused the company's Gammagard(R) IVIG (intravenous immunoglobulin), all of whom are seeking damages for Hepatitis C infections allegedly caused by infusing Gammagard(R) IVIG. In September 2000, the U.S. D.C. for the Central District of California approved a settlement of the class action that would provide financial compensation for U.S. individuals who used Gammagard(R) IVIG between January 1993 and February 1994.

Baxter believes that a substantial portion of the liability and defense costs related to its plasma-based therapies litigation will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency.

Other

As of December 31, 2001, Baxter and certain of its subsidiaries were named as defendants in two civil lawsuits in the United States seeking damages on behalf of persons who allegedly died or were injured as a result of exposure to Baxter's A, AF and AX series dialyzers. Other lawsuits and claims may be filed in the United States and elsewhere.

As of December 31, 2001, Baxter and certain of its subsidiaries were named as defendants, along with others, in lawsuits pending in U.S. federal courts on behalf of various classes of purchasers of Medicare and Medicaid eligible drugs alleged to have been injured as a result of pricing practices for such drugs, which are alleged to be artificially inflated. In addition, the Attorney General of Nevada filed a civil suit in January 2002 against a subsidiary of Baxter alleging that prices for Medicare and Medicaid eligible drugs were artificially inflated in violation of various state laws. Various state and federal agencies are conducting civil investigations into the marketing and pricing practices of Baxter and others with respect to Medicare and Medicaid reimbursement.

Allegiance Corporation (Allegiance) was spun off from the company in a tax-free distribution to shareholders on September 30, 1996. As of September 30, 1996, Allegiance assumed the defense of litigation involving claims related to its businesses, including certain claims of alleged personal injuries as a result of exposure to natural rubber latex gloves. Although Allegiance has not been named in most of this litigation, it will be defending and indemnifying Baxter pursuant to certain contractual obligations for all expenses and potential liabilities associated with claims pertaining to latex gloves.

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

Note 13 / Segment Information
-------------------------------------------------------------------------------

Baxter operates in three segments, each of which is a strategic business that is managed separately because each business develops, manufactures and sells distinct products and services. The segments are as follows: Medication Delivery, medication delivery products and therapies, including intravenous infusion pumps and solutions, anesthesia-delivery devices and pharmaceutical agents, and oncology therapies; BioScience, biopharmaceutical and blood-collection, separation and storage products and technologies; and Renal, products and services to treat end-stage kidney disease. As discussed in Note 2, the company spun off Edwards on March 31, 2000. Financial information for Edwards, which is substantially the same as the former CardioVascular segment, is reflected in the consolidated financial statements as a discontinued operation.

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

58 notes to consolidated financial statements

Segment Information

as of and for
the years ended            Medication
December 31 (in millions)   Delivery   BioScience   Renal    Other    Total
----------------------------------------------------------------------------
2001
Net sales                   $  2,935   $    2,786  $ 1,942  $    -   $ 7,663
Depreciation and
 amortization                    159          148      105      29       441
Pretax income                    471          552      294    (353)      964
Assets                         3,076        3,559    1,701   2,007    10,343
Expenditures for
 long-lived assets               221          282      129     155       787
----------------------------------------------------------------------------
2000
Net sales                   $  2,719   $    2,353  $ 1,824  $    -   $ 6,896
Depreciation and
 amortization                    147          125       96      37       405
Pretax income                    426          533      310    (323)      946
Assets                         2,453        2,935    1,591   1,754     8,733
Expenditures for
 long-lived assets               185          248      126      89       648
----------------------------------------------------------------------------
1999
Net sales                   $  2,524   $    2,176  $ 1,680  $    -   $ 6,380
Depreciation and
 amortization                    145          114       81      32       372
Pretax income                    424          435      318    (125)    1,052
Assets                         2,447        2,632    1,342   3,223     9,644
Expenditures for
 long-lived assets               175          235      125      96       631
----------------------------================================================

Pretax Income Reconciliation

years ended December 31 (in millions)                  2001     2000     1999
-----------------------------------------------------------------------------
Total pretax income from segments                    $1,317  $ 1,269  $ 1,177
Unallocated amounts
 In-process research and development
   expense and acquisition-related costs               (280)    (286)       -
 Special charge - A, AF and AX series
   dialyzers                                           (189)       -        -
 Interest expense, net                                  (69)     (85)     (87)
 Certain currency exchange-rate fluctuations
   and hedging activities                               113       15       25
 Asset dispositions and impairments, net                 36        -        -
 Other Corporate items                                   36       33      (63)
-----------------------------------------------------------------------------
Consolidated income from continuing
 operations before income taxes and
 cumulative effect of accounting change              $  964  $   946  $ 1,052
-----------------------------------------------------========================

Assets Reconciliation

as of December 31 (in  millions)                       2001     2000     1999
-----------------------------------------------------------------------------
Total segment assets                                $ 8,336  $ 6,979  $ 6,421
Unallocated assets
  Cash and equivalents                                  582      579      606
  Deferred income taxes                                 227      308      417
  Insurance receivables                                 165      277      417
  Net assets of discontinued operation                    -        -    1,231
  Property and equipment, net                           255      217      204
  Other Corporate assets                                778      373      348
-----------------------------------------------------------------------------
Consolidated total assets                           $10,343  $ 8,733  $ 9,644
----------------------------------------------------=========================

Geographic Information

Net sales are based on product shipment destination and long-lived assets are based on physical location.

as of and for the years ended December 31 (in millions)   2001     2000    1999
-------------------------------------------------------------------------------
Net sales
United States                                           $3,887   $3,194  $2,921
Japan                                                      427      485     482
Other countries                                          3,349    3,217   2,977
-------------------------------------------------------------------------------
Consolidated net sales                                  $7,663   $6,896  $6,380
--------------------------------------------------------=======================
Long-lived assets
United States                                           $1,769   $1,543  $1,361
Austria                                                    344      294     344
Other countries                                          1,193      970     945
-------------------------------------------------------------------------------
Consolidated long-lived assets                          $3,306   $2,807  $2,650
--------------------------------------------------------=======================
                                   notes to consolidated financial statements 59

Note 14 / Quarterly Financial Results and Market for the Company's Stock (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
                                                                  First       Second         Third       Fourth       Total
years ended December 31 (in millions, except per share data)     quarter      quarter       quarter      quarter      year
-----------------------------------------------------------------------------------------------------------------------------
2001
Net sales                                                        $ 1,757      $ 1,870       $ 1,900      $ 2,136      $ 7,663
Gross profit                                                         771          826           855          984        3,436
Income (loss) from continuing operations/1/                          214          253           272          (75)         664
Net income (loss)/1/                                                 162          253           272          (75)         612
Per common share
   Income from continuing operations/1/
     Basic                                                           .36          .43           .46         (.13)        1.13
     Diluted                                                         .35          .42           .45         (.13)        1.09
   Net income/1/
     Basic                                                           .27          .43           .46         (.13)        1.04
     Diluted                                                         .27          .42           .45         (.13)        1.00
   Dividends declared                                                 --           --            --         .582         .582
   Market price
     High                                                          47.60        54.00         55.05        55.50        55.50
     Low                                                           40.75        43.95         47.50        45.95        40.75
-----------------------------------------------------------------------------------------------------------------------------
2000
Net sales                                                        $ 1,583      $ 1,694       $ 1,687      $ 1,932      $ 6,896
Gross profit                                                         687          747           762          867        3,063
Income from continuing operations/2/                                 191           46           231          270          738
Net income/2/                                                        191           48           231          270          740
Per common share
   Income from continuing operations/2/
     Basic                                                           .33          .08           .39          .46         1.26
     Diluted                                                         .32          .08           .38          .45         1.24
   Net income/2/
     Basic                                                           .33          .08           .39          .46         1.26
     Diluted                                                         .32          .08           .38          .45         1.24
   Dividends declared                                                 --           --            --         .582         .582
   Market price
     High                                                          33.78        36.00         42.38        44.31        44.31
     Low                                                           25.91        28.22         34.75        37.88        25.91
-----------------------------------------------------------------============================================================

/1/The second quarter of 2001 includes a pretax gain of $105 million from the disposal of a non-strategic investment, which was substantially offset by impairment charges for other assets and investments whose decline in value was deemed to be other than temporary. The fourth quarter of 2001 includes a $280 million pretax charge for in-process research and development and acquisition-related costs and a $189 million pretax special charge for the company's A, AF and AX series dialyzers.

/2/The second quarter of 2000 includes a $286 million pretax charge for in-process research and development and acquisition-related costs.

Baxter common stock is listed on the New York, Chicago, Pacific, London and SWX Swiss stock exchanges. The New York Stock Exchange is the principal market on which the company's common stock is traded. At January 31, 2002, there were approximately 60,400 holders of record of the company's common stock.

60 directors and executive officers


Board of Directors               Executive Officers

Walter E. Boomer                 BAXTER INTERNATIONAL INC.         BAXTER HEALTHCARE                BAXTER WORLD TRADE
President and                                                      CORPORATION                      CORPORATION
Chief Executive Officer          Brian P. Anderson/1,2/
Rogers Corporation               Senior Vice President and          David F. Drohan                 Eric A. Beard
                                 Chief Financial Officer            Senior Vice President and       Corporate Vice President and
                                                                    President - Medication Delivery President - Europe, Africa and
Pei-yuan Chia                                                                                       Middle East
Retired Vice Chairman            Timothy B. Anderson/1,2/           J. Michael Gatling
Citicorp and Citibank, N.A.      Senior Vice President              Corporate Vice President        Carlos del Salto
                                 Corporate Strategy and             Manufacturing Operations        Senior Vice President
John W. Colloton                 Development                                                        Intercontinental / Asia and
Director Emeritus                                                   Alan L. Heller/2/               President - Latin America
University of Iowa               J. Robert Hurley                   Senior Vice President and
Hospitals and Clinics            Corporate Vice President           President - Renal               Thomas H. Glanzmann/1/
                                 Integration Management                                             Senior Vice President and
Susan Crown                                                         David C. McKee/2/               President - BioScience
Vice President                   Neville J. Jeharajah               Corporate Vice President and
Henry Crown and Company          Corporate Vice President           Deputy General Counsel
                                 Investor Relations and                                             /1/Also an executive officer of
Brian D. Finn                    Financial Planning                 Gregory P. Young                   Baxter Healthcare Corporation
Partner                                                             Corporate Vice President and
Clayton, Dubilier & Rice, Inc.   Harry M. Jansen Kraemer, Jr./1,2/  President - Fenwal
                                 Chairman and                                                       /2/Also an executive officer of
Gail D. Fosler                   Chief Executive Officer                                               Baxter World Trade
Senior Vice President and                                                                              Corporation
Chief Economist                  Karen J. May
The Conference Board             Corporate Vice President                                           As of February 26, 2002
                                 Human Resources
Martha R. Ingram
Chairman of the Board            Steven J. Meyer/1,2/
Ingram Industries Inc.           Treasurer

Harry M. Jansen Kraemer, Jr.     John L. Quick
Chairman and                     Corporate Vice President
Chief Executive Officer          Quality/Regulatory
Baxter International Inc.
                                 Jan Stern Reed/1,2/
Joseph B. Martin, M.D., Ph.D.    Corporate Secretary and
Dean of the Faculty of Medicine  Associate General Counsel
Harvard Medical School
                                 Norbert G. Riedel
Thomas T. Stallkamp              Corporate Vice President
Vice Chairman and                Chief Scientific Officer
Chief Executive Officer
MSX International                Thomas J. Sabatino, Jr./1,2/
                                 Senior Vice President and
Monroe E. Trout, M.D.            General Counsel
Chairman of the Board
Cytyc Corporation                Michael J. Tucker
                                 Senior Vice President
Fred L. Turner                   Human Resources,
Senior Chairman                  Communications and Europe
McDonald's Corporation

HONORARY DIRECTOR

William B. Graham
Chairman Emeritus of the Board
Baxter International Inc.

                                                                                                             company information 61

Corporate Headquarters                                                  Information Resources

Baxter International Inc.                                               Internet
One Baxter Parkway                                                      www.baxter.com
Deerfield, IL 60015-4633                                                Please visit our Internet site for:
Telephone: (847) 948-2000                                               . General company information
Internet: www.baxter.com                                                . Corporate news or earnings releases
                                                                        . Annual report
                                                                        . Form 10-K
Stock Exchange Listings                                                 . Proxy statement
                                                                        . Sustainability report
Ticker Symbols: BAX and BXL
Baxter International Inc. common stock is listed on the New York,       Stockholders may elect to view future proxy materials and
Chicago, Pacific, London and SWX Swiss stock exchanges. The             annual reports on-line via the Internet instead of receiving
New York Stock Exchange is the principal market on which the            them by mail. To sign up for this service, please go to
company's common stock is traded.                                       www.econsent.com/bax. When the next proxy materials and
                                                                        annual reports are available, you will be sent an e-mail
                                                                        message with a proxy control number and a link to the
Annual Meeting                                                          website where you can cast your vote on-line. Once you
                                                                        provide your consent to receive electronic delivery of
The 2002 Annual Meeting of Stockholders will be held on                 proxy materials via the Internet, your consent will
Tuesday, May 7, at 10:30 a.m. at the Drury Lane Theatre in              remain in effect until you revoke it.
Oakbrook Terrace, Illinois.
                                                                        Stockholders also may access personal account information
                                                                        on-line via the Internet by visiting www.equiserve.com and
Stock Transfer Agent                                                    selecting the "Account Access" menu.

Correspondence concerning Baxter International Inc. stock holdings,     Investor Relations
lost or missing certificates or dividend checks, duplicate mailings or
changes of address should be directed to:                               Securities analysts, investment professionals and investors seeking additional investor information should contact:
Equiserve
P.O. Box 2500                                                           Baxter Investor Relations
Jersey City, NJ 07303-2500                                              Telephone: (847) 948-4551
Telephone: (800) 446-2617
           (201) 324-0498                                               Customer Inquiries / General Information
Internet: www.equiserve.com
                                                                        Customers who would like general information about Baxter's products and services may call the Center for One Baxter
Correspondence concerning Baxter International Inc. Contingent          toll free in the United States at (800) 422-9837, or by
Payment Rights related to the acquisition of Somatogen, Inc. should     dialing (847) 948-4770.
be directed to:
                                                                        Annual Report or Form 10-K
U.S. Bank Trust National Association
Telephone: (800) 934-6802                                               A copy of the company's Form 10-K for the year ended
           (651) 244-8677                                               December 31, 2001, may be obtained without charge by writing to Baxter International Inc., Investor Relations, One Baxter
                                                                        Parkway, DF2-2E, Deerfield, IL 60015. A copy of the
Dividend Reinvestment                                                   company's Form 10-K and other filings with the U.S.
                                                                        Securities and Exchange Commission may be obtained from the
The company offers an automatic dividend-reinvestment program           Securities and Exchange Commission's website at www.sec.gov.
to all holders of Baxter International Inc. common stock. A detailed
brochure is available upon request from:                                (R) Baxter International Inc., 2002. All rights reserved.
                                                                        References in this report to Baxter are intended to refer
Equiserve                                                               collectively to Baxter International Inc. and its U.S. and
P.O. Box 2598                                                           international subsidiaries.
Jersey City, NJ 07303-2598
Telephone: (800) 446-2617                                               ALYX, Baxter, Ceprotin, Extraneal, Hemofil, HomeChoice
           (201) 324-0498                                               Pediatric, INTERCEPT, Nanoedge, NeisVac-C, Physioneal,
Internet: www.equiserve.com                                             Recombinate and Syntra are trademarks of Baxter
                                                                        International Inc. and its affiliates.

                                                                        NEUPREX is a trademark of XOMA Ltd. Helinx is a trademark
                                                                        of Cerus Corporation. Oxygent is a trademark of Alliance
                                                                        Pharmaceutical Corp.



62 five-year summary of selected financial data

as of or for the years ended December 31                                2001/1/     2000/2,3/     1999     1998/4/     1997/5/
------------------------------------------------------------------------------------------------------------------------------
Operating Results (in millions)
Net sales                                                              $  7,663       6,896      6,380      5,706       5,259
Income from continuing operations before cumulative
   effect of accounting change                                         $    664         738        779        275         371
Depreciation and amortization                                          $    441         405        372        344         318
Research and development expenses/6/                                   $    427         379        332        323         339
------------------------------------------------------------------------------------------------------------------------------
Balance Sheet and Cash Flow Information (in millions)
Capital expenditures                                                   $    787         648        631        556         454
Total assets                                                           $ 10,343       8,733      9,644      9,873       8,511
Long-term debt and lease obligations                                   $  2,486       1,726      2,601      3,096       2,635
Cash flows from continuing operations                                  $  1,149       1,233        977        837         472
Cash flows from discontinued operation                                 $     --         (19)       106        102          86
Cash flows from investing activities                                   $ (1,592)     (1,053)      (735)      (872)     (1,083)
Cash flows from financing activities                                   $    469        (120)      (445)       173         265
------------------------------------------------------------------------------------------------------------------------------
Common Stock Information/7/
Average number of common shares outstanding (in millions)/8/                590         585        579        567         555
Income from continuing operations per common share
   Basic                                                               $   1.13        1.26       1.34       0.49        0.67
   Diluted                                                             $   1.09        1.24       1.32       0.48        0.66
Cash dividends declared per common share                               $  0.582       0.582      0.582      0.582       0.569
Year-end market price per common share/9/                              $  53.63       44.16      31.41      32.16       25.22
------------------------------------------------------------------------------------------------------------------------------
Other Information
Net-debt-to-capital ratio                                                  35.9%       40.1%      40.2%      48.4%       46.9%
"Operational cash flow" from continuing operations (in millions)/10/   $    503         588        588        379         153
Total shareholder return/11/                                               22.8%       48.1%      (0.5%)     30.1%       25.9%
Common stockholders of record at year-end                                60,662      59,100     61,200     61,000      62,900
-----------------------------------------------------------------------=======================================================

/1/ Income from continuing operations includes charges for in-process research and development and acquisition-related costs and the company's A, AF and AX series dialyzers of $280 million and $189 million, respectively.

/2/ Income from continuing operations includes a charge for in-process research and development and acquisition-related costs of $286 million.

/3/ Certain balance sheet and other data are affected by the spin-off of Edwards Lifesciences Corporation in 2000.

/4/ Income from continuing operations includes charges for in-process research and development, net litigation, and exit and other reorganization costs of $116 million, $178 million and $122 million, respectively.

/5/ Income from continuing operations includes a charge for in-process research and development of $220 million.

/6/ Excludes charges for in-process research and development, as noted above.

/7/ All share and per share data have been restated for the company's two-for-one stock split.

/8/ Excludes common stock equivalents.

/9/ Market prices are adjusted for the company's stock dividend and stock split.

/10/The company's internal "operational cash flow" measurement is defined on page 33 and is not a measure defined by generally accepted accounting principles.

/11/Represents the total of appreciation in market price plus cash dividends declared on common shares plus the effect of any stock dividends for the year.