Form 10-K, Exhibit 13
period 2002-12-31
BAXTER INTERNATIONAL INC
filed 2003-03-12
CIK 10456

                                                                      EXHIBIT 13

Financial Information

Management's Discussion and Analysis                          25
Report of Management                                          42
Report of Independent Accountants                             43
Consolidated Balance Sheets                                   44
Consolidated Statements of Income                             45
Consolidated Statements of Cash Flow                          46
Consolidated Statements of Stockholders' Equity
     and Comprehensive Income                                 47
Notes to Consolidated Financial Statements                    48
Directors and Executive Officers                              74
Company Information                                           75
Five-Year Summary of Selected Financial Data                  76

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis presents the factors that had a material effect on Baxter International Inc.'s (Baxter or the company) results of operations and cash flows during the three years ended December 31, 2002, and the company's financial position at that date. The information below pertains to continuing operations only. As further discussed below and in Note 2 to the consolidated financial statements, during the fourth quarter of 2002, management decided to divest certain businesses, principally the majority of the services businesses previously included in the Renal segment. On March 31, 2000, the cardiovascular business was distributed to shareholders. The company's consolidated statements of income and cash flows have been restated to reflect the results of operations and cash flows of the businesses to be divested and the former cardiovascular business as discontinued operations. The consolidated balance sheets have not been restated as the assets and liabilities of the businesses to be divested are immaterial to the consolidated balance sheets.

The matters discussed in this Annual Report that are not historical facts include forward-looking statements that involve risks and uncertainties. Actual results could differ materially. Factors that could cause actual results to differ include but are not limited to currency exchange rates; interest rates; technological advances in the medical field; economic conditions; demand and market acceptance risks for new and existing products, technologies and health-care services; the impact of competitive products and pricing; manufacturing capacity; availability of acceptable raw materials and component supply; new plant start-ups; global regulatory, trade and tax policies; regulatory, legal or other developments relating to the company's A, AF and AX series dialyzers; the ability to obtain adequate insurance coverage at reasonable cost; continued price competition; product development risks, including technological difficulties; ability to enforce patents; patents of third parties preventing or restricting the company's manufacture, sale or use of affected products or technology; actions of regulatory bodies and other government authorities; reimbursement policies of government agencies and private payers; commercialization factors; results of product testing; unexpected quality or safety concerns, whether or not justified, leading to product launch delays, recalls, withdrawals, or declining sales; and other factors described elsewhere in this report or in the company's filings with the Securities and Exchange Commission (SEC).

Management's financial objectives for 2002 were outlined in last year's Annual Report. The table below reflects these objectives, as well as management's revised expectations, and the company's results.

KEY FINANCIAL OBJECTIVES AND RESULTS

2002 Objectives per 2001 Annual Report        Results
----------------------------------------------------------------------------------------------------------------------
Accelerate sales growth to the low-teens.     The company's Form 10-Q for the quarterly period ended September 30,
                                              2002 included management's revised expectation that sales growth for full-year 2002 would be in the low-double digits. Actual net sales increased 10% in 2002.
----------------------------------------------------------------------------------------------------------------------
Grow earnings per share in the mid-teens.     Net earnings per diluted share increased 26% in 2002. Net earnings per diluted share from continuing operations before the cumulative effect of an accounting change increased 50% in 2002. Earnings increased from continuing operations in 2002 included charges for in-process research and development (IPR&D) and other special charges, which in total reduced 2002 earnings by $0.33 per diluted share. Earnings from continuing operations in 2001 also included charges for IPR&D and other special charges, as well as a charge relating to the discontinuance of the company's A, AF and AX series dialyzers, which in total reduced 2001 earnings by $0.66 per diluted share. Excluding these 2002 and 2001 charges, earnings from continuing operations before cumulative effect of accounting change per diluted share grew 13% in 2002.
----------------------------------------------------------------------------------------------------------------------
Generate at least $500 million in             The company generated "operational cash flow" of $427 million
"operational cash flow." Management also      during  2002, with continuing operations generating cash inflows of
expects to invest more than $1.3 billion      $468 million, and discontinued operations generating cash outflows of
in capital expenditures and research and      $41 million. The total of capital expenditures and research
development.                                  and development expenses (excluding the charges for IPR&D and research and development (R&D) prioritization costs discussed below) was $1.4 billion, of which more than $1.3 billion was from continuing operations.
----------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

Refer to the consolidated financial statements and accompanying notes for information regarding the company's financial position, results of operations and cash flows prepared in accordance with generally accepted accounting principles (GAAP). See below for a quantification of the IPR&D and other special charges, and the charge relating to the A, AF and AX series dialyzers, along with a tabular reconciliation of the adjusted earnings per diluted share to earnings per diluted share calculated in accordance with GAAP. In addition, see below for a tabular reconciliation of "operational cash flow," which is not a financial measure defined by GAAP, to cash flows from continuing operations per the consolidated statements of cash flows.

COMPANY AND INDUSTRY OVERVIEW

Baxter is a global medical products and services company with expertise in medical devices and supplies, pharmaceuticals and biotechnology that, through its subsidiaries, assists health-care professionals and their patients with the treatment of complex medical conditions, including hemophilia, immune deficiencies, infectious diseases, cancer, kidney disease, trauma and other conditions. The company generates approximately 50% of its revenues outside the United States. While health-care cost containment continues to be a focus around the world, with the aging population and the availability of new and better medical treatments, demand for health-care products and services continues to be strong worldwide, particularly in developing markets. The company's strategies emphasize global expansion and technological innovation to advance medical care worldwide.

The company's primary markets are highly competitive and subject to substantial regulation. There has been consolidation in the company's customer base and by its competitors, which has resulted in pricing and market share pressures. The company has experienced increases in its labor and material costs, which are partly influenced by general inflationary trends. Competitive market conditions have minimized inflation's impact on the selling prices of the company's products and services. In addition, there are foreign currency fluctuation and other risks associated with operating on a global basis, such as price and currency-exchange controls, import restrictions, and volatile economic, social and political conditions in certain countries, particularly in the Latin American region. Management expects these trends and risks to continue. The company will continue to manage these issues by capitalizing on its market-leading positions, developing innovative products and services, investing in human resources, upgrading and expanding facilities, leveraging its cost structure, making acquisitions, and entering into alliances and joint venture arrangements. The company will also continue to hedge foreign currency risks where appropriate, and seek opportunities where appropriate to limit any potential unfavorable impacts of operating in countries with weakened economic conditions.

RESULTS OF CONTINUING OPERATIONS

Net Sales

                                                                       Percent
                                                                      increase
                                                                    ------------
years ended December 31 (in millions)      2002     2001     2000   2002   2001
--------------------------------------------------------------------------------
Medication Delivery                      $3,317   $2,905   $2,703    14%     7%
BioScience                                3,096    2,786    2,353    11%    18%
Renal                                     1,697    1,665    1,641     2%     1%
--------------------------------------------------------------------------------
Total net sales                          $8,110   $7,356   $6,697    10%    10%
================================================================================

                                                                       Percent
                                                                      increase
                                                                    ------------
years ended December 31 (in millions)      2002     2001     2000   2002   2001
--------------------------------------------------------------------------------
United States                            $3,974   $3,721   $3,120     7%    19%
International                             4,136    3,635    3,577    14%     2%
--------------------------------------------------------------------------------
Total net sales                          $8,110   $7,356   $6,697    10%    10%
================================================================================

Fluctuations in currency exchange rates did not have a material impact on consolidated sales growth in 2002. Such fluctuations unfavorably impacted sales growth in 2001 by approximately 4 points, and affected all three segments. The unfavorable impact was principally due to the weakening of the Euro and the Japanese Yen relative to the U.S. Dollar.

Medication Delivery The Medication Delivery segment generated 14% and 7% sales growth in 2002 and 2001, respectively. Approximately 4 points of growth in 2002 and 2 points in 2001 were generated by recent acquisitions. Refer to Note 3 for further information on the company's significant acquisitions. Excluding the impact of acquisitions, increased sales of certain generic and branded pre-mixed drugs and drug delivery products contributed 3 points and less than 1 point of sales growth in 2002 and 2001, respectively. Anesthesia and critical care products contributed 2 points and 3 points of growth in 2002 and 2001, respectively, primarily due to increased sales of inhaled anesthetics and certain generic drugs, as well as geographic expansion in this business. A

 26 Baxter International Inc. 2002 Annual Report

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

significant contributor to the growth rate in both years was increased sales of propofol, an intravenous drug used for the induction or maintenance of anesthesia in surgery, and as a sedative in monitored anesthesia care. Sales of electronic infusion pumps and sets contributed approximately 1 point of sales growth in both 2002 and 2001. The majority of the remaining sales growth in 2002 and 2001 was driven by increased sales of intravenous therapies (which are described in Note 13), which was largely due to continued geographic expansion. Sales in the United States and Western Europe have been impacted by competitive pricing pressures and cost pressures from health-care providers. These factors are expected to continue to be more than offset by expansion of higher-margin specialty products outside the United States, as well as increased sales and a broadening of the portfolio of products and technologies for medication delivery as a result of internal development, new distribution and alliance agreements, and acquisitions. As further discussed in Note 3, in late December 2002, the company acquired the majority of the assets of ESI Lederle (ESI), a division of Wyeth, a manufacturer and distributor of injectable drugs used in the U.S. hospital market, for approximately $308 million. This acquisition is expected to contribute significantly to sales of anesthesia and critical care products in 2003.

BioScience Sales in the BioScience segment increased 11% and 18% in 2002 and 2001, respectively. Approximately 7 points and 8 points of growth in 2002 and 2001, respectively, were due to increased sales of recombinant therapies, particularly Recombinate Antihemophilic Factor (rAHF) (Recombinate), with such growth principally a result of yield and cycle time improvements, improved pricing, continued strong demand for this product and, in 2001, increased capacity. In late 2002, the BioScience segment experienced a decrease in supply of bulk recombinant due to a third-party supplier's lower than expected manufacturing yields. This decrease in supply unfavorably impacted the sales growth for Recombinate during the fourth quarter of 2002, but is not expected to continue to impact sales growth in 2003. During both 2002 and 2001, sales of products that provide for leukoreduc-tion, which is the removal of white blood cells from blood products used for transfusion, contributed approximately 1 point to the segment's growth rate. Sales of vaccines contributed 5 points to the segment's growth rate in 2002, principally due to sales of NeisVac-C vaccine for the prevention of meningitis C and sales of crude bulk vaccine to Acambis, Inc. (Acambis) in conjunction with its smallpox vaccine contract with the U. S. Government. Reduced sales of vaccines in 2001 decreased the segment's growth rate by 3 points in 2001, principally due to the company not receiving a license for its tick-borne encephalitis product in Germany, and a nonrecurring sale of a vaccine in 2000. Sales of plasma-based products (which are described in Note 13) had an insignificant impact on the segment's sales growth rate in 2002, primarily due to the re-entry of certain competitors in the United States who were out of the market in the prior year, increased pricing pressures, and a continuing shift in the market from plasma to recombinant hemophilia products. During 2001, sales of plasma-based products increased the segment's growth rate by 9 points principally due to strong sales of plasma-based Factor VIII as a result of a shortage of recombinant Factor VIII products in the marketplace, the February 2001 acquisition of Sera-Tec Biologicals, L.P. (Sera-Tec), and improved raw material supply. The effects of regulatory, supply, competitive and other pressures on the BioScience segment are expected to continue to be more than offset by the effects of global expansion, technological advancement and innovation, product differentiation, increases in manufacturing capacity, yield and cycle time improvements, and strategic alliances, joint ventures and acquisitions. Sales of the segment's advanced recombinant therapy, ADVATE, Antihemophilic Factor (Recombinant), Plasma/Albumin-Free Method (rAHF-PFM), which is subject to approval by regulatory authorities, is expected to contribute to the segment's future sales growth rate. The impact on sales growth in 2003 is dependent on the timing of regulatory approvals for this therapy in the United States and Europe.

Renal Sales from continuing operations in the Renal segment increased 2% and 1% in 2002 and 2001, respectively. The sales growth in 2002 was driven principally by continued penetration of products for peritoneal dialysis. The penetration continues to be strongest in emerging markets such as Latin America and Asia, where many people with end-stage renal disease are currently under-treated. This sales growth was partially offset by a decline in sales of hemodialysis products, primarily due to decreased sales outside the United States. The growth in 2001 was principally due to the acquisition of Althin Medical A.B. (Althin), a manufacturer of hemodialysis products, in March 2000. Sales in certain geographic markets continue to be affected by strong pricing pressures and the effects of market consolidation. These issues are expected to be offset in the future by increased penetration of peritoneal dialysis, growth in sales of hemodialysis products, continuous renal replacement therapy and renal-related pharmaceuticals, product innovation, and acquisitions and alliances.

Gross Margin and Expense Ratios
years ended December 31 (as a percent of sales)             2002    2001    2000
--------------------------------------------------------------------------------
Gross margin                                               46.8%   46.4%   45.6%
Marketing and administrative expenses                      19.3%   19.6%   19.9%
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS

The improvement in the gross margin in both 2002 and 2001 was primarily due to changes in the products and services mix, with sales of the company's higher-margin products, such as Recombinate, generating strong growth across the company's businesses.

The company has been increasing its investments in sales and marketing programs in conjunction with the launch of new products, and to continue to drive overall sales growth. Management is also making other investments in order to enhance the technological infrastructure of the company and attract and retain a highly talented workforce. These increased costs were partially offset by more favorable insurance recoveries related to plasma-based therapies and mammary implant litigation that, as a percentage of net sales, benefited the expense ratio by 0.7% in 2002 and 0.3% in 2001.

In late 2002, the company changed its employee vacation policy, which will result in a reduction of expenses in 2003 of approximately $30 million. This reduction is expected to be offset by increased expenses in 2003 related to certain of the company's other benefit plans. The increased benefit plan expenses are resulting from a reduction in the long-term rate of return expected on pension assets and a lower discount rate assumption used to calculate pension and other postretirement benefit costs. Refer to the Critical Accounting Policies discussion below for further information on these assumptions. Management is also leveraging recent acquisitions and aggressively managing costs throughout the company.

Research and Development

                                                                           Percent increase
                                                                           ----------------
years ended December 31 (in millions)             2002     2001      2000      2002    2001
-------------------------------------------------------------------------------------------
Research and development expenses                 $501     $426      $378       18%     13%
as a percent of sales                             6.2%     5.8%      5.6%
===========================================================================================

R&D expenses above exclude charges for R&D prioritization costs and IPR&D relating to acquisitions, which are further discussed below and in Note 3. R&D expenses increased across all three segments in both 2002 and 2001. The overall increase was primarily due to spending in the BioScience segment, principally relating to the development of ADVATE, a next-generation oxygen-therapeutics program, the pathogen inactivation program, and initiatives in the biosurgery and plasma-based products areas. Also contributing to the growth rate in 2002 was the Medication Delivery segment's October 2001 acquisition of a subsidiary of Degussa AG, ASTA Medica Onkologie GmbH & CoKG (ASTA). The status of development, stage of completion, nature and timing of remaining efforts for completion, risks and uncertainties, and other key factors vary by R&D project. In many cases, substantial further R&D will be required to determine the technical feasibility and commercial viability of the projects. At December 31, 2002, the company had approximately 30 significant R&D projects in its pipeline, with the projects in various stages of development, from the development or pre-clinical stage through the final regulatory review stage. Management's growth strategy is to continue to make significant investments in R&D initiatives.

R&D Prioritization Costs In 2002, the company recorded a pre-tax charge of $26 million to prioritize its investments in certain of its R&D programs. The decision was based on management's comprehensive assessment of the company's R&D pipeline with the goal of having a more focused and balanced strategic portfolio, which maximizes the company's resources and generates the most significant return on the company's investment. The charge principally included severance costs and certain non-cash costs, primarily to write down certain property, plant and equipment, intangible assets and other assets due to impairment. Approximately 160 R&D positions were eliminated and $2 million of cash costs were paid during the fourth quarter of 2002. The remaining cash costs are expected to be paid in early 2003. Management believes the established reserve is adequate to complete the contemplated actions. Total cash expenditures for this plan are being funded with cash generated from operations.

IPR&D The IPR&D charges in 2002 principally consisted of $51 million relating to the BioScience segment's acquisition of Fusion Medical Technologies, Inc. (Fusion), $52 million relating to the Medication Delivery segment's November 2002 acquisition of Epic Therapeutics, Inc. (Epic), a drug delivery company specializing in the formulation of drugs for injection or inhalation, and $56 million relating to the December 2002 acquisition of ESI. The IPR&D charge in 2001 principally consisted of $250 million relating to the Medication Delivery segment's acquisition of ASTA. The IPR&D charge in 2000 principally consisted of the $250 million charge relating to North American Vaccine, Inc. (NAV), which is included in the BioScience segment.

The nature of the acquired R&D projects, timing of projected material net cash inflows, assumptions used in the valuation, risks associated with the projects, and other key information, are described in Note 3. The projects are at various stages of completion, and material net cash inflows are projected to commence between 2003 and 2009, depending on the particular project. Estimated additional R&D expenditures prior to the dates of the initial product introductions totaled over $200 million at the respective

28 Baxter International Inc. 2002 Annual Report

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

acquisition dates. Risk-adjusted discount rates ranging from 16% to 30% were used to discount projected cash flows. Two of the projects included in the ASTA IPR&D charge and several of the projects included in the NAV IPR&D charge have been terminated during 2002, partially in conjunction with the company's above-mentioned overall assessment and prioritization of its R&D programs. The in-process values assigned at the 2001 acquisition date and the 2000 acquisition date to these subsequently terminated ASTA and NAV projects were $53 million and $216 million, respectively. With respect to NAV, while the acquired projects were terminated, a considerable portion of the acquired technology is being utilized in new R&D projects initiated subsequent to the acquisition date. These ASTA and NAV project terminations, as well as modified timetables for certain other projects acquired in recent acquisitions, have been due to post-acquisition evaluations and prioritizations, which were influenced by cost management considerations, marketplace trends and competitive factors occurring subsequent to the respective acquisition dates. However, except for the terminations discussed above, the majority of the acquired R&D projects are proceeding substantially in accordance with original projections. There can be no assurance, however, that these efforts will be successful. Delays in the development, introduction or marketing of a product can result either in such product being marketed at a time when its cost and performance characteristics might not be competitive in the marketplace or in a shortening of its commercial life. If a product is not completed on time, the expected return on the company's investments could be significantly and unfavorably impacted.

Charge Relating to A, AF and AX Series Dialyzers

As further discussed in Note 4, in October 2001, the company recorded a $189 million pre-tax charge ($156 million on an after-tax basis) related to the decision to initiate a global recall and permanently cease manufacturing its Renal segment's A, AF and AX series dialyzers. Testing led the company to conclude that a processing fluid used during the manufacturing of a limited number of dialyzers produced in the company's Ronneby, Sweden facility may have played a role in patient deaths reported in Croatia and other countries.

Included in the pre-tax charge was $116 million related to non-cash costs. These asset impairment charges principally related to goodwill and other intangible assets, inventory and property, plant and equipment, and were required based on management's estimates of the fair values (less costs to sell, as applicable) of the assets. Also included in the charge was $73 million related to cash costs, principally pertaining to legal costs, recall costs, contractual commitments, and severance and other employee-related costs associated with the elimination of approximately 360 positions. During 2002, the company increased its reserve for cash costs by $41 million, which was offset by a $41 million increase in expected insurance recoveries. Of the total reserve for cash costs of $114 million, $13 million was paid during the fourth quarter of 2001, and $63 million was paid during 2002. Refer to Note 4 for a summary of the activity in the reserve. Remaining cash costs, which principally pertain to legal matters, are expected to be paid in 2003 and 2004. Management believes the established reserve for this exit program is adequate to complete the contemplated actions. Total cash expenditures for this exit program are being funded with cash generated from operations. The operating results relating to the A, AF and AX series dialyzers were not significant.

Goodwill Amortization

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), effective January 1, 2002, goodwill is no longer amortized, but is subject to periodic impairment reviews. Management is increasing R&D and marketing spending to drive the company's future sales growth, offsetting the reduced expense due to the elimination of goodwill amortization.

Net Interest Expense

Net interest expense decreased in both 2002 and 2001, principally due to the effect of lower interest rates, partially offset by the effect of higher average net debt balances. Contributing to the decrease in net interest expense in both years was the May 2001 issuance of convertible debt, which bears a lower interest rate than the debt balances repaid with the proceeds from the issuance.

Other Expense (Income)

As further discussed in Note 10, other expense in 2002 included a $70 million pre-tax charge for two investments with declines in value deemed to be other than temporary. Other income in 2001 included a pre-tax gain from the disposal of an investment which was substantially offset by impairment charges for other assets and investments with declines in value deemed to be other than temporary. Other income in 2000 consisted principally of net gains relating to foreign currency hedging instruments, partially offset by losses relating to the early termination of debt. Also included in other income and expense in 2002, 2001 and 2000 were amounts relating to minority interests and fluctuations in currency exchange rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Pre-Tax Income

Refer to Note 13 for a summary of financial results by segment. Certain items are maintained at the company's corporate headquarters and are not allocated to the segments. They primarily include the majority of the foreign currency and interest rate hedging activities, certain foreign currency fluctuations, net interest expense, income and expense related to certain non-strategic investments, corporate headquarters costs, and certain nonrecurring gains and losses (including charges relating to IPR&D, the R&D prioritization, the A, AF and AX series dialyzers and the impaired investments). The following is a summary of significant factors impacting the segments' financial results.

Medication Delivery Growth in pre-tax income of 25% and 9% in 2002 and 2001, respectively, was primarily the result of strong sales growth, particularly in 2002, an improved gross margin due to a change in product mix, the close management of costs, and the leveraging of expenses in conjunction with recent acquisitions, partially offset by increased R&D spending, which was primarily related to the October 2001 acquisition of ASTA, and the impact of fluctuations in currency exchange rates.

BioScience The 19% and 4% growth in pre-tax income in 2002 and 2001, respectively, was primarily the result of strong sales growth, an improved gross margin primarily due to a change in product mix, and the continued leveraging of costs and expenses. These increases were partially offset by the impact of foreign currency fluctuations and increased R&D spending, particularly in 2001, as the business continues to make investments in R&D initiatives consistent with management's growth strategy.

Renal Pre-tax income increased 13% in 2002 and declined 6% in 2001. Impacting the change in pre-tax income in both years were unfavorable fluctuations in currency exchange rates, particularly with respect to Latin American currencies, and increased R&D spending. Offsetting these factors was the effect of an improved sales mix, particularly in 2002, and the close management of expenses.

Income Taxes

The effective income tax rate relating to continuing operations was 26%, 31% and 22% in 2002, 2001 and 2000, respectively. The change in the effective income tax rate from year to year is principally due to varying tax rates applicable to the above-mentioned charges for IPR&D, R&D prioritization costs and asset impairments in 2002, and IPR&D and other special charges and the company's A, AF and AX series dialyzers in 2001.

Income From Continuing Operations Before the Cumulative Effect of an Accounting Change and Related per Diluted Share Amounts

Income from continuing operations, before the cumulative effect of an accounting change, was $1,033 million, $675 million and $754 million in 2002, 2001 and 2000, respectively. Excluding special charges, income from continuing operations, before the cumulative effect of an accounting change, was $1,236 million, $1,074 million and $931 million in 2002, 2001 and 2000, respectively, and the growth rate was 15% in both 2002 and 2001. The following is a reconciliation of the earnings from continuing operations adjusted for special charges to the earnings reported under GAAP.

years ended December 31 (in millions)                                          2002     2001     2000
-----------------------------------------------------------------------------------------------------
Income from continuing operations before cumulative effect of
   accounting change, before charges                                        $ 1,236  $ 1,074  $   931
   IPR&D and other special charges                                             (155)    (243)    (177)
   Charge relating to A, AF and AX series dialyzers                              --     (156)      --
   Asset impairment charges                                                     (48)      --       --
-----------------------------------------------------------------------------------------------------
Income from continuing operations before cumulative effect of
   accounting change, per GAAP                                              $ 1,033  $   675  $   754
=====================================================================================================

Net earnings per diluted share from continuing operations, before the cumulative effect of an accounting change, was $1.67, $1.11 and $1.26 in 2002, 2001 and 2000, respectively. Excluding special charges, net earnings per diluted share from continuing operations, before the cumulative effect of an accounting change, was $2.00, $1.77 and $1.56 in 2002, 2001 and 2000, respectively, and the growth rate was 13% in both 2002 and 2001. The following is a reconciliation of net earnings per diluted share from continuing operations adjusted for special charges to the earnings per diluted share reported under GAAP.

30 Baxter International Inc. 2002 Annual Report

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

years ended December 31                                                        2002      2001      2000
-------------------------------------------------------------------------------------------------------
Income from continuing operations before cumulative effect of
   accounting change, before charges                                        $  2.00   $  1.77  $   1.56
   IPR&D and other special charges                                            (0.25)    (0.40)    (0.30)
   Charge relating to A, AF and AX series dialyzers                              --     (0.26)       --
   Asset impairment charges                                                   (0.08)       --        --
-------------------------------------------------------------------------------------------------------
Income from continuing operations before cumulative effect of
   accounting change, per GAAP                                              $  1.67   $  1.11  $   1.26
=======================================================================================================

Management believes the presentation and analysis of adjusted earnings and per-share earnings is useful to investors and others as it provides a view of the results of the company's operations without unusual or special items. Similar unusual or special items may or may not occur in the future. Management believes that the presentation of these non-GAAP measures, along with reconciliations to the most directly comparable GAAP measures, facilitates a complete analysis of the company's results of operations.

Loss From Discontinued Operations

As noted above and further discussed in Note 2, in 2002 management decided to divest certain businesses, principally the majority of the services businesses included in the Renal segment. Management's decision was based on an evaluation of the company's business strategy and the economic conditions in certain geographic markets. Management decided that the Renal segment's long-term sales growth and profitability would be enhanced by increasing focus and resources on expanding the product portfolio in peritoneal dialysis, hemodialysis, continuous renal replacement therapy and renal-related pharmaceuticals. Included in the loss from discontinued operations in 2002 was a $294 million pre-tax charge ($229 million on an after-tax basis) associated with this decision. The charge principally pertained to Renal Therapy Services (RTS), and the majority of the centers to be sold are located in Latin America and Europe. Included in the pre-tax charge was $269 million for non-cash costs, principally to write down certain property and equipment, goodwill and other intangible assets due to impairment. Also included in the pre-tax charge was $25 million for cash costs, principally relating to severance and other employee-related costs associated with the elimination of approximately 75 positions, as well as legal and contractual commitment costs. Additional severance costs may be incurred in 2003 depending on the finalization of the divestiture arrangements. The majority of the cash costs are expected to be paid in 2003. Management believes the established reserve for this exit program is adequate to complete the contemplated actions. Total cash expenditures are being funded with cash generated from operations. In each of the last three years, these businesses generated modest operating losses.

Changes in Accounting Principles

Refer to Note 1 regarding the company's adoption in 2002 of SFAS No. 141, "Business Combinations," SFAS No. 142, and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

The company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), and its amendments at the beginning of 2001. In accordance with the transition provisions of SFAS No. 133, the difference between the fair values and the book values of all freestanding derivatives at the adoption date was reported as the cumulative effect of a change in accounting principle. In accordance with the standard, the company recorded a cumulative effect reduction to earnings of $52 million (net of tax benefit of $32 million), and a cumulative effect increase to other comprehensive income
(OCI) of $8 million (net of tax of $5 million).

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. A summary of the company's significant accounting policies is included in Note 1 to the consolidated financial statements. Certain of the company's accounting policies are considered critical, as these policies are the most important to the depiction of the company's financial statements and require significant, difficult or complex judgments by management, often employing the use of estimates about the effects of matters that are inherently uncertain. The company uses outside experts where appropriate. The company applies estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting pronouncements, there have been no significant changes in critical accounting policies in the past year. The company's critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. The following is a summary of accounting policies management considers critical to the company's consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Revenue Recognition and Related Provisions and Allowances

As further discussed in Note 1, the company's policy is to recognize revenues from product sales and services when earned, as defined by GAAP. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectibility is reasonably assured. For product sales, which represent the vast majority of the company's consolidated net sales, revenue is not recognized until title and risk of loss have transferred to the customer. The company also enters into certain arrangements in which it commits to provide multiple elements to its customers. Revenue related to an individual element is deferred unless delivery of the element represents a separate earnings process. Total revenue for these arrangements is allocated among the elements based on the fair value of the individual elements, with the fair values determined based on objective evidence (generally sales of the individual element to other third parties).

The recognition of revenue requires application of accounting policies for which GAAP provides numerous models, and for which management must use judgment to determine the most appropriate model to apply, given the particular facts and circumstances. In evaluating these transactions, management assesses all relevant GAAP and chooses the model that most accurately reflects the nature of the transactions. Management has not determined how reported amounts may differ based on the application of different models.

Provisions for discounts, rebates to customers, and returns are accrued at the time the related sales are recorded, and are reflected as a reduction of sales. These estimates are reviewed periodically and, if necessary, revised, with any revisions recognized immediately as adjustments to sales. The company periodically and systematically evaluates the collectibility of accounts receivable and determines the appropriate reserve for doubtful accounts. In determining the amount of the reserve, management considers historical credit losses, the past due status of receivables, payment history and other customer-specific information, and any other relevant factors or considerations. Receivables are written off when management determines they are uncollectible. If the financial condition of the company's customers were to deteriorate, additional reserves might be required. The company also provides for the estimated costs that may be incurred under its warranty programs when the cost is both probable and reasonably estimable, which is at the time the related revenue is recognized. The cost is determined based upon actual company experience for the same or similar products as well as any relevant current information. Estimates of future costs under the company's warranty programs could change based on developments in the future. Management is not able to estimate the probability or amount of any future developments that could impact its reserves, but believes its presently established reserves are adequate based on all currently available information.

Stock-Based Compensation

As further discussed in Note 1, the company has elected to apply the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. In accordance with this intrinsic value method, no compensation expense is recognized for the company's fixed stock option plans and employee stock purchase plans. Included in Note 1 are disclosures of pro forma net income and earnings per share as if the company had accounted for employee stock options and stock purchase plans based on the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The fair value method requires management to make assumptions, including estimated option and purchase plan lives and future volatilities. The use of different assumptions would result in different pro forma amounts of net income and earnings per share. Management believes its assumptions are appropriate based on all presently available information.

Pension and Other Postretirement Benefit Plans

As further discussed in Note 9, the company provides pension and other postretirement benefits to certain of its employees. The valuation of the funded status and net periodic pension and other postretirement benefit costs are calculated using actuarial assumptions, which are reviewed annually and include rates of increase in employee compensation, interest rates used to discount liabilities, the long-term rate of return on plan assets, anticipated future health-care costs, and other assumptions. The selection of assumptions is based on both short-term and long-term historical trends and known economic and market conditions at the time of the valuation. The use of different assumptions would have resulted in different measures of the funded status and net periodic pension and other postretirement benefit expenses. Actual results in the future could differ from expected results. Management is not able to estimate the probability of actual results differing from expected results, but believes its assumptions are appropriate based on all presently available information.

The assumptions selected as of the 2002 measurement date, which are used in measuring pension and other postretirement benefits expense for 2003, are listed in Note 9. The most critical assumptions pertain to the plans covering domestic and Puerto Rican employees, as these plans are the most significant to the company's consolidated financial statements. The assumptions relating to employee compensation increases and future health-care costs are based on historical experience, market trends, and anticipated

32 Baxter International Inc. 2002 Annual Report

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

future management actions. As of the 2002 measurement date, the company is using a discount rate of 6.75%, versus the 7.5% used in the prior year. The discount rate represents the market return on high-quality fixed-income investments. Baxter sets the discount rate based on AA corporate bond yields, adjusted for differences in duration between the bonds and Baxter's pension plan liabilities. The change in the discount rate assumption from 2001 to 2002 reflects changes in market interest rates. As of the 2002 measurement date, the company is using a long-term rate of return of 10%, versus the 11% used in the prior year. Assets held by the trusts of the plans consist primarily of equity securities. Management revised this long-term asset return assumption based on a review of historical compound average asset returns, both company-specific and relating to the broad market (based on the company's asset allocation), as well as an analysis of current market information and future expectations. In calculating net periodic pension cost, the expected return on assets is developed by applying the assumed long-term rate of return to the market-related value of the assets. The market-related value of assets is determined by recognizing the difference between actual returns (based on the fair value of the assets) and expected returns over a period of five years.

Holding all other assumptions constant, for each 50 basis point increase in the discount rate, domestic pension and other postretirement benefit pre-tax expenses would decrease by approximately $8 million. For each 50 basis point decrease in the discount rate, domestic pension and other postretirement benefit pre-tax expenses would increase by approximately $12 million. For each 50 basis point increase (decrease) in the assumed long-term asset rate of return, such expenses would decrease (increase) by approximately $8 million.

Legal Contingencies

Baxter is currently involved in certain legal proceedings, lawsuits and other claims, which are further discussed in Note 12. Management assesses the likelihood of any adverse judgments or outcomes for these matters, as well as potential ranges of reasonably possible losses, and has established reserves in accordance with GAAP for certain of these legal proceedings. Management also records any insurance recoveries that are probable of occurring. The loss estimates are developed in consultation with outside counsel and are based upon analyses of potential results. There is a possibility that resolution of these matters could result in an additional loss in excess of presently established reserves. Also, there is a possibility that resolution of certain of the company's legal contingencies for which there is no reserve could result in a loss. Management is not able to estimate the amount of such loss or additional loss (or range of loss or additional loss). It is possible, however, that future results of operations or net cash flows could be materially affected by changes in management's assumptions or estimates related to these proceedings. Management believes that, while such a future charge could have a material adverse impact on the company's net income and net cash flows in the period in which it is recorded or paid, no such charge would have a material adverse effect on Baxter's consolidated financial position.

Tax Audits and Valuation Reserves

In the normal course of business, the company is regularly audited by federal, state and foreign tax authorities, and is periodically challenged regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Management believes the company's tax positions comply with applicable tax law and intends to defend its positions. In evaluating the exposure associated with various tax filing positions, the company records reserves for probable exposures, and management believes these reserves are adequate. The company's effective tax rate in a given financial statement period could be impacted if the company prevailed in matters for which reserves have been established, or were required to pay amounts in excess of established reserves.

The company maintains valuation allowances, which totaled $67 million and $58 million at December 31, 2002 and 2001, respectively, where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances are included in the company's tax provision in the period of change. In determining whether a valuation allowance is warranted, management evaluates such factors as prior earnings history, expected future earnings, carry-back and carry-forward periods, tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset, and other factors.

Accounting for Business Combinations

Assumptions and estimates are employed in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price of many of the company's acquisitions is assigned to intangible assets, including IPR&D. Management must use significant judgment in determining the fair values of these acquired assets. Third-party valuation consultants are generally used in this process. The income approach is used in estimating the fair value of IPR&D and other intangible assets (excluding goodwill). The income approach requires management to make estimates of future cash flows and to select an appropriate discount rate. Key factors that management considers are the status of development, stage of completion, nature and timing of remaining efforts for completion, risks and uncertainties, and other factors. Management projects future cash flows considering the company's historical experience and industry trends and averages. No value is assigned to any IPR&D project unless it is probable

MANAGEMENT'S DISCUSSION AND ANALYSIS

of being further developed. The use of alternative purchase price allocations and alternative estimated useful lives could result in different intangible asset amortization expense in current and future periods. Intangible amortization expense is included in the results of operations of the applicable segment. IPR&D charges are recorded at the corporate level, and are not included in the results of operations of the segments.

Impairment of Assets

Pursuant to SFAS No. 142, goodwill is subject to impairment reviews at least annually, or whenever indicators of impairment arise. Intangible assets other than goodwill and other long-lived assets are reviewed for impairment in accordance with SFAS No. 144. Refer to Note 1 for further information. The company's impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign exchange rates, appropriate discount rates and other assumptions and estimates. The estimates and assumptions used are consistent with the company's business plans. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of the asset, and potentially result in different impacts to the company's results of operations. Actual results may differ from management's estimates.

Hedging Activities

As further discussed below and in Note 6, the company utilizes derivative instruments to hedge certain of its risks. As Baxter operates on a global basis, there is a risk to earnings associated with fluctuations in currency exchange rates relating to the company's firm commitments and forecasted transactions expected to be denominated in foreign currencies. Compliance with SFAS No. 133 and the company's hedging policies requires management to make judgments as to the probability of anticipated hedged transactions. In making these estimates and assessments of probability, management analyzes historical trends and expected future cash flows and plans. The estimates and assumptions used are consistent with the company's business plans. The use of different estimates and assumptions would result in different impacts to the company's results of operations. If, based on these periodic and regular analyses, management determines that anticipated hedged transactions are no longer probable, the hedges are immediately dedesignated and discontinued, and the related net-of-tax gains or losses are immediately reclassified from accumulated OCI to earnings. If management were to make different assessments of probability or make the assessments during a different fiscal period, the company's results of operations for a given period would be different.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash flows from continuing operations Cash flows from continuing operations increased in 2002 and decreased in 2001. In 2002, the effect of increased earnings (before non-cash items) was partially offset by reduced cash flows principally relating to accounts receivable and inventories, as the company continues to grow its businesses, particularly outside the United States. In 2001, higher earnings (before non-cash items) were offset by higher net cash outflows relating to accounts receivable, inventories and other balance sheet accounts. Accounts receivable balances generally increase as the company generates sales growth in certain regions outside the United States, which have longer collection periods. Inventory balances have increased partially in anticipation of the launch of new products. As further discussed in Note 6, cash flows benefited from the sales of certain accounts receivable in each year.

Cash flows from discontinued operations Cash flows from discontinued operations increased in 2002 and decreased in 2001. The increase in 2002 was principally due to management's decision to reduce the level of acquisitions of RTS centers due to the economic and currency volatility in Latin America, where RTS primarily operates. The level of acquisitions of RTS centers had increased from 2000 to 2001. Also contributing to the decrease in cash flows in 2001 was the spin-off of Edwards Lifesciences Corporation (Edwards) on March 31, 2000.

Cash flows from investing activities Cash flows from investing activities increased in 2002 and decreased in 2001. Capital expenditures (including additions to the pool of equipment placed with or leased to customers) increased 12% and 21% in 2002 and 2001, respectively, as the company increased its investments in various capital projects across the three segments. The increased investments principally pertained to the BioScience segment, as the company is in the process of increasing manufacturing capacity for vaccines, and plasma-based and recombinant products. Capital expenditures are made at a sufficient level to support the strategic and operating needs of the businesses. Management expects to invest approximately $850 million in capital expenditures in 2003.

Net cash outflows relating to acquisitions decreased in 2002 and increased in 2001. In 2002, net cash outflows relating to acquisitions related primarily to acquisitions and investments in the Medication Delivery segment, with $308 million relating to the December 2002 acquisition of ESI, $59 million relating to the acquisition of Epic, $43 million relating to the July 2002 acquisition of Wock-hardt Life Sciences Limited, an Indian manufacturer and distributor of intravenous fluids, and $24 million relating to the January

34 Baxter International Inc. 2002 Annual Report

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

2002 acquisition of Autros Healthcare Solutions Inc., a developer of automated patient information and medication management systems. The remainder of the outflows relating to acquisitions in 2002 consisted of individually small acquisitions. As further discussed in Note 3, in May 2002, the company acquired Fusion in a non-cash transaction, with the purchase price paid in Baxter common stock.

In 2001, net cash outflows relating to acquisitions included $455 million related to the acquisition of ASTA and $111 million related to the acquisition of Cook Pharmaceutical Solutions (Cook), formerly a unit of Cook Group Incorporated. Also included in the 2001 total was $38 million related to the Renal segment's acquisition of assets and rights to technology pertaining to a proprietary recombinant erythropoietin drug for the treatment of anemia. The remainder of the outflows relating to acquisitions in 2001 consisted of individually small acquisitions. As further discussed in Note 3, the purchase price of Sera-Tec and a portion of the purchase price of Cook were paid with Baxter common stock.

In 2000, net cash outflows relating to acquisitions included $55 million related to the Renal segment's acquisition of Althin and $63 million related to the BioScience segment's acquisition of NAV, a company engaged in the research, development, production and sales of vaccines for the prevention of human infectious diseases. A portion of the purchase price for both of these acquisitions was paid in company common stock. Approximately $131 million of the total outflows in 2000 related to several acquisitions and investments in the Medication Delivery segment, principally the acquisition of a domestic ambulatory and infusion pump business and a contingent purchase price payment associated with the 1998 acquisition of a domestic manufacturer of inhalants and drugs used for general and local anesthesia. The remainder of the outflows relating to acquisitions in 2000 consisted of individually insignificant acquisitions.

The cash inflows relating to divestitures and other asset dispositions in 2002 principally consisted of $41 million relating to the sales of certain land and office space, $15 million relating to the transfer of assets to Edwards, as further discussed in Note 2, and a final cash receipt related to a prior year divestiture in the Medication Delivery segment. These cash inflows were partially offset by a payment made to extinguish the company's liability relating to the Nexell put rights, as further discussed in Note 6. In 2001, the company generated $44 million of cash relating to the sale and leaseback of certain assets. The cash flows relating to divestitures and other asset dispositions in 2000 principally related to the spin-off of Edwards on March 31, 2000.

Cash flows from financing activities Cash flows from financing activities increased in both 2002 and 2001. Debt issuances, net of redemptions and other payments of debt, increased in both years. In December 2002, the company issued 25 million 7% equity units in an underwritten public offering and received net proceeds of $1.213 billion. Refer to Note 5 for a detailed description of the equity units. As further described in Note 8, in conjunction with this issuance, the company issued 14.95 million shares of common stock pursuant to an underwritten offering and received net proceeds of $414 million. The proceeds from these concurrent offerings were used to fund acquisitions, settle certain equity forward agreements and retire a portion of existing debt. In April 2002, the company issued $500 million of term debt, maturing in May 2007, and bearing a 5.25% coupon rate. The net proceeds were used for working capital, to repay certain existing debt, for capital expenditures and for general corporate purposes.

As further described in Note 5, in May 2001 the company issued $800 million of callable convertible debentures, bearing an initial 1.25% coupon rate, and maturing in May 2021, in order to balance its capital structure and reduce net interest expense. The proceeds of the debt were used to refinance certain of the company's short-term debt. As of December 31, 2002, the holders can require the company to repurchase the debt in May of 2003, 2006, 2011 and 2016. The company also issued other debt during 2001, principally to fund its investing activities.

In order to better match the currency denomination of its assets and liabilities, the company rebalanced certain of its debt during 2000, acquiring $878 million of its U.S. Dollar denominated debt securities and increasing its non-U.S. Dollar denominated debt.

The company's net-debt-to-capital ratio was 40.3% and 35.9% at December 31, 2002 and 2001, respectively. The net-debt-to-capital ratio is not a measure defined by GAAP. The ratio is calculated as net debt (short-term and long-term debt and lease obligations, net of cash and equivalents) divided by capital (the total of net debt and stockholders' equity). The net-debt-to-capital ratio in 2002 was calculated in accordance with the company's primary credit agreements, which give 70% equity credit to the company's equity units.

Common stock cash dividends increased in both 2002 and 2001. Effective at the beginning of 2000, the company changed from a quarterly to an annual dividend payout schedule, resulting in lower cash dividends paid during 2000. Aside from this change, common stock cash dividends increased in both 2002 and 2001 due to a higher number of shares outstanding. In November 2002, the board of directors declared an annual dividend on the company's common stock of $0.582 per share. The dividend, which was

MANAGEMENT'S DISCUSSION AND ANALYSIS

payable on January 6, 2003 to stockholders of record as of December 13, 2002, is a continuation of the current annual rate. Cash received for stock issued under employee benefit plans decreased in both 2002 and 2001. The decrease in 2002 was primarily due to a lower level of stock option exercises. The decrease in 2001 was primarily due to an unusually high level of stock option exercises in 2000 as employees transferring to Edwards as a result of the March 31, 2000 spin-off of that business were required to exercise their options by June 30, 2000. In order to rebalance the company's capital structure following the acquisition of ASTA, the company issued 9,656,237 shares of Baxter common stock for $500 million in December 2001. Stock repurchases increased in 2002 and decreased in 2001. The increase in repurchases in 2002 was principally related to the company's decision to exit substantially all of its equity forward agreements, which is further discussed below.

"Operational cash flow" Management assesses the company's liquidity in terms of its overall ability to mobilize cash to support ongoing business levels and to fund its growth. Management uses an internal performance measure called "operational cash flow" that evaluates each operating business and geographic region on all aspects of cash flow under its direct control. "Operational cash flow," as defined, reflects all litigation payments and related insurance recoveries except for those payments and recoveries relating to mammary implants, which the company never manufactured or sold. Management believes providing this supplemental non-GAAP measure facilitates a complete analysis of the company's cash flows.

The following table reconciles cash flows from continuing operations, as determined by GAAP, to "operational cash flow," which is not a measure defined by GAAP:

Brackets denote cash outflows
years ended December 31 (in millions)                          2002      2001       2000
----------------------------------------------------------------------------------------
Cash flows from continuing operations under GAAP             $1,251    $1,181     $1,259
Capital expenditures                                           (848)     (759)      (625)
Net interest after tax                                           40        54         51
Other                                                            25        80        (48)
----------------------------------------------------------------------------------------
"Operational cash flow" - continuing operations              $  468    $  556     $  637
========================================================================================

Long-Term Debt, Credit Facilities, Access to Capital, Commitments and Contingencies

In the normal course of business, the company enters into contracts and commitments which obligate the company to make payments in the future. The table below sets forth the company's significant future obligations by time period. Excluded from this table are accounts payable and accrued expenses, and certain other short-term and long-term liabilities included in the consolidated balance sheet, as well as the contingent liabilities discussed below.

years ended December 31 (in millions)      2003      2004       2005      2006    2007   Thereafter   Total
-----------------------------------------------------------------------------------------------------------
Short-term debt                          $  112      $ --       $ --    $   --    $ --      $ --     $  112
Long-term debt                              919/1/    480        149     1,928     674       320      4,470
Leases, principally operating               116        93         70        68      76       104        527
-----------------------------------------------------------------------------------------------------------
Total contractual cash obligations       $1,147      $573       $219    $1,996    $750      $424     $5,109
===========================================================================================================

/1/ Includes $800 million of convertible debt which may be put to Baxter in May
    2003 and $12 million of commercial paper. As reflected in the Future Minimum Lease Payments and Debt Maturities table in Note 5, this debt is supported by existing credit facilities with funding expiration dates in 2004 and 2007, and management intends to refinance this debt on a long-term basis.

The company intends to fund its short-term and long-term obligations as they mature through cash flows from operations, by issuing additional debt, by entering into other financing arrangements or by issuing common stock. The company believes it has lines of credit adequate to support ongoing operational requirements. Beyond that, the company believes it has sufficient financial flexibility to attract long-term capital on acceptable terms as may be needed to support its growth objectives. The company's ability to generate cash flows from operations, issue additional debt, enter into other financing arrangements, or raise additional long-term capital on acceptable terms could be adversely affected in the event there is a material decline in the demand for the company's products, deterioration in the company's key financial ratios or credit ratings, or other significantly unfavorable changes in conditions. While a deterioration in the company's credit rating could unfavorably impact the financing costs associated with the credit arrangements and debt outstanding, such a downgrade would not affect the company's ability to draw on the credit arrangements, and would not result in an acceleration of the scheduled maturities of the outstanding debt.

36 Baxter International Inc. 2002 Annual Report

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

Refer to Note 5 for further discussion of the company's long-term debt, credit facilities and other commitments. The company maintains two revolving credit facilities, which totaled $1.6 billion at December 31, 2002, and have funding expiration dates in 2004 and 2007. The facilities enable the company to borrow funds in U.S. Dollars, Euros or Swiss Francs on an unsecured basis at variable interest rates and contain various covenants, including a maximum debt-to-capital ratio and a minimum interest coverage ratio. The company has never drawn on these facilities and does not intend to do so in the foreseeable future. Baxter also maintains other short-term credit arrangements, which totaled $722 million at December 31, 2002, of which $112 million of borrowings were outstanding. As of December 31, 2002, the company can issue up to $70 million of securities, including debt, preferred stock, common stock, warrants, purchase contracts and other securities, under effective registration statements filed with the SEC. Management intends to file a registration statement in 2003 to increase the amount of the securities available for issuance. The company's debt ratings on senior debt are A3 by Moody's, A by Standard & Poor's and A by Fitch. The company's debt ratings on short-term debt are P2 by Moody's, A1 by Standard & Poor's and F1 by Fitch.

As further discussed in Note 5, the company periodically enters into off-balance sheet financing arrangements where economical and consistent with the company's business strategy. At December 31, 2002 the company maintains operating lease agreements relating to facilities and equipment used in the operations of the company and its affiliates. Two of the lease agreements are with special-purpose entities which, in accordance with GAAP, are not consolidated by the company. Under each lease, the company has the right to renegotiate renewal terms, exercise a purchase option with respect to the leased property or arrange for the sale of the leased property. In the event the leased property is sold on behalf of the lessor and the sales proceeds are less than the lessor's investment in the property, the company is responsible for the shortfall, up to an aggregate maximum recourse amount under all of the leases of $220 million. At December 31, 2002, management believes the fair values of the properties equal or exceed the lessors' investments in the leased properties.

As further discussed in Note 6, the company has also entered into agreements with financial institutions whereby it periodically securitizes an undivided interest in certain pools of trade accounts receivable (including lease receivables). Pursuant to its primary securitization agreement, a subsidiary of the company has irrevocably sold accounts receivable to a special-purpose bankruptcy-remote entity that finances these purchases by issuing beneficial interests in the receivables to third-party investors. Subject to certain conditions, the subsidiary may sell additional eligible receivables from time to time in the future. In accordance with GAAP, the special-purpose bankruptcy-remote entity is not consolidated by the company. Under the company's other securitization facilities, the company may transfer, on an ongoing basis, undivided ownership interests in eligible accounts receivables directly to certain third-party investors. Certain of the arrangements include limited recourse provisions, which are not material to the consolidated financial statements. Neither the buyers of the receivables nor the investors in these transactions have recourse to assets other than the transferred receivables. The company continues to service the receivables under all of the arrangements, and retains a subordinated residual interest in the receivables under certain of the arrangements. The carrying amount of the retained interests, which approximates fair value, was $78 million at December 31, 2002. The amount of the retained interests and the costs of certain of the securitization arrangements vary with the company's credit rating. Under one of the agreements, the company is required to maintain compliance with various covenants, including a maximum debt-to-capital ratio and a minimum interest coverage ratio. The company was in compliance with all covenants at December 31, 2002. Another arrangement requires that the company post modest cash collateral in the event of a specified unfavorable change in credit rating. The potential cash collateral, which was not required as of December 31, 2002, totals less than $20 million. The portfolio of receivables sold totaled $721 million and $683 million at December 31, 2002 and 2001, respectively. The proceeds from the receivable sales were used to reduce borrowings.

As further discussed in Note 6, in order to partially offset the dilutive effect of employee stock options, the company has periodically entered into forward agreements with independent third parties related to the company's common stock. The forward agreements, which have a fair value of zero at inception, require the company to purchase its common stock from the counterparties on specified future dates and at specified prices. The company may, at its option, terminate and settle these agreements early at any time before maturity. The agreements include certain Baxter stock price thresholds, below which the counterparty has the right to terminate the agreements. If the thresholds were met in the future, the number of shares that could potentially be issued by the company under all of the agreements is subject to contractual maximums, and the maximum at December 31, 2002 is 115 million shares. The contracts give the company the choice of net-share, net-cash or physical settlement upon maturity or upon any earlier settlement date. In accordance with GAAP, these contracts are not recorded in the financial statements until they are settled. The settlements

MANAGEMENT'S DISCUSSION AND ANALYSIS

of these contracts (whether by net-share, net-cash or physical settlement) are classified within stockholders' equity. At December 31, 2002, the company had outstanding forward agreements related to 15 million shares, which all mature in 2003, and have exercise prices ranging from $33 to $52 per share, with a weighted-average exercise price of $49 per share (the company's common stock closed at $28 on December 31, 2002). In 2002, management decided to exit substantially all of the forward agreements and the company completed a significant amount of the terminations during 2002. Management expects to complete the exit strategy during 2003. As discussed above, a portion of the net proceeds from the December 2002 issuance of equity units was used to fund the exit of the equity forward agreements.

As discussed in Note 5, the company has guaranteed repayment of certain shared investment plan participant obligations, in the amount of $219 million at December 31, 2002. The plan also includes certain risk-sharing provisions whereby, after May 3, 2002, the company shares 50% in any loss incurred by the participants relating to a stock price decline. The maximum loss under this risk-sharing provision, assuming the company's stock price declines to zero, is $90 million. The company may take actions relating to participants and their assets to obtain full reimbursement for any amounts the company pays to the banks pursuant to the loan guarantee, in excess of the obligation under the risk-sharing provision. No liability has been recorded relating to these contingencies.

As further discussed in Note 3, the company has contingent liabilities to pay additional purchase price on certain recent business acquisitions of up to $292 million based on a percentage of future revenues and profits and the achievement of certain regulatory approval milestones.

As discussed in Note 5, in the normal course of business, Baxter enters into certain joint development and commercialization arrangements with third parties, often with investees of the company. The arrangements are varied but generally provide that Baxter will receive certain rights to manufacture, market or distribute a specified technology or product under development by the third party, in exchange for payments by Baxter. At December 31, 2002, the unfunded milestone payments under these arrangements totaled less than $150 million, and the majority of them were contingent upon the third parties' achievement of contractually specified milestones.

As discussed in Note 5, as part of its financing program, the company had commitments to extend credit, two of which were to investees, of $180 million and $68 million at December 31, 2002 and 2001, respectively, of which $81 million and $30 million was drawn and outstanding at December 31, 2002 and 2001, respectively. Included in the total commitment amount at December 31, 2002 was a commitment to extend a $50 million five-year loan to Cerus Corporation (Cerus). Baxter owns approximately 2% of the common stock of Cerus. The loan commitment, which was completely funded in early 2003, bears a 12% interest rate, with no interest or principal payments due until 2008. The loan is secured with first-priority liens on Cerus' accounts receivable arising from the future sale of certain of Cerus' products. Also included in the total commitment amount at both December 31, 2002 and 2001 was a commitment to Acambis to provide financing of $40 million, of which approximately $21 million was drawn and outstanding at both December 31, 2002 and 2001. Baxter owns approximately 17% of the common stock of Acambis. The financing arrangement includes an initial term of five years, and renewal options.

As discussed in Note 9, as a result of recent unfavorable asset returns and a decline in market interest rates, at December 31, 2002 the company recorded a net-of-tax reduction of $517 million to accumulated OCI, which is a component of stockholders' equity, in order to establish an additional minimum liability in the consolidated balance sheet for its defined benefit pension plans. This had no impact on the company's results of operations. As required by SFAS No. 87, "Employers' Accounting for Pensions," if the accumulated benefit obligation relating to a pension plan exceeds the fair value of the plan's assets, the company's established liability for the plan must be at least equal to the unfunded accumulated benefit obligation. Depending on market conditions and interest rate movements in the future, additional charges to accumulated OCI might be required in the future based on valuations performed on future measurement dates. Based on the 2002 measurement of plan assets and liabilities, management expects to have minimal, if any, cash requirements related to the company's plans during 2003. Cash requirements, if any, during 2004 and beyond, will depend on future market conditions.

Refer to Note 12 for a discussion of the company's legal contingencies. Upon resolution of any of these uncertainties, the company may incur charges in excess of presently established reserves. While such a future charge could have a material adverse effect on the company's net income or cash flows in the period in which it is recorded or paid, based on the advice of counsel, management believes that any outcome of these actions, individually or in the aggregate, will not have a material adverse effect on the company's consolidated financial position.

38 Baxter International Inc. 2002 Annual Report

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

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

Stock Repurchase Program

As authorized by the board of directors, from time to time the company repurchases its stock on the open market to optimize its capital structure, depending upon its operational cash flows, net debt level and current market conditions. As further discussed in Note 6, the company also periodically repurchases its stock from counterparty financial institutions in conjunction with the settlement of its equity forward agreements. Effective December 1, 2002, the company will no longer treat settlements of equity forward agreements as repurchases under the board-authorized open market repurchase program, as such settlements are not open market transactions. As of December 31, 2002, $243 million was remaining under the board of directors' October 2002 authorization. Total stock repurchases were $1,169 million, $288 million and $375 million in 2002, 2001 and 2000, respectively. The stock repurchases in 2002 included $1,138 million to settle equity forward agreements.

Authorized Shares

In May 2002, shareholders of record on March 8, 2002 approved an amendment to the company's Restated Certificate of Incorporation to increase the number of authorized shares of common stock to two billion shares from one billion shares. The additional shares enhance the company's flexibility in connection with possible future actions, such as stock splits, stock dividends, acquisitions of property and securities of other companies, financings and other corporate purposes.

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

FINANCIAL INSTRUMENT MARKET RISK

The company operates on a global basis, and is exposed to the risk that its earnings, cash flows and stockholders' equity could be adversely impacted by fluctuations in currency exchange rates, interest rates and the market price of the company's common stock. The company's hedging policy attempts to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs. Refer to Note 6 for further information regarding the company's financial instruments and hedging strategies.

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

The company principally uses forward and option contracts to hedge the risk to earnings associated with fluctuations in currency exchange rates relating to the company's firm commitments and forecasted transactions expected to be denominated in foreign currencies. The company enters into foreign currency forward agreements and cross-currency swap agreements to hedge certain receivables, payables and debt denominated in foreign currencies. The company also periodically hedges certain of its net investments in international affiliates using a combination of debt denominated in foreign currencies and cross-currency swap agreements. Certain other firm commitments and forecasted transactions are also periodically hedged with forward and option contracts.

In adopting SFAS No. 133, management reassessed its hedging strategies, and, in some cases, increased the company's use of derivative instruments or changed the type of derivative instrument used to manage currency exchange-rate risk, in part because the new accounting standard allows for increased opportunities and different approaches for managing the volatility in earnings and stockholders' equity resulting from fluctuations in currency exchange rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

As part of its risk-management program, the company performs sensitivity analyses to assess potential changes in the fair value of its foreign exchange financial instruments relating to hypothetical and reasonably possible near-term movements in currency exchange rates. A sensitivity analysis of changes in the fair value of foreign exchange forward and option contracts outstanding at December 31, 2002, while not predictive in nature, indicated that if the U.S. Dollar uniformly fluctuated unfavorably by 10% against all currencies, the net fair value of those contracts of $18 million would decrease by approximately $176 million. A similar analysis performed with respect to forward and option contracts outstanding at December 31, 2001 indicated that the fair value of such contracts of $163 million would decrease by $157 million. With respect to the company's cross-currency swap agreements used to hedge net investments in foreign affiliates, if the U.S. Dollar uniformly weakened by 10%, the fair value of the contracts, which was a negative $498 million as of December 31, 2002, would decrease by approximately $389 million. A similar analysis performed with respect to the cross-currency swap agreements outstanding at December 31, 2001 indicated that the fair value of such contracts, which was a negative $1 million, would decrease by $72 million. Any increase or decrease in the fair value of cross-currency swap agreements as a result of fluctuations in currency exchange rates is substantially offset by the change in the value of the hedged net investments in foreign affiliates. The models recalculate the fair value of the contracts outstanding by replacing the actual exchange rates at December 31, 2002 and 2001, respectively, with exchange rates that are 10% unfavorable to the actual exchange rates for each applicable currency. All other factors are held constant. These sensitivity analyses disregard the possibility that currency exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency. The analyses also disregard the offsetting change in value of the underlying hedged transactions and balances.

Equity Risk

As further discussed above and in Note 6, in order to partially offset the potentially dilutive effect of employee stock options, the company periodically enters into forward agreements with independent third parties related to the company's common stock. The forward agreements, which have a fair value of zero at inception, are not recorded in the financial statements until they are settled, and are classified within stockholders' equity. As part of its risk-management program, the company performs sensitivity analyses to assess potential changes in the fair value of its forward agreements relating to hypothetical and reasonably possible near-term movements in the company's stock price. If the company's stock price as of December 31, 2002 were to decline by 10%, the fair value of these contracts, which were in a negative position of $302 million at December 31, 2002 (based on a common stock price of $28 at December 31, 2002), would be reduced by approximately $42 million. Performing a similar analysis as of December 31, 2001, if the company's stock price as of December 31, 2001 were to decline by 10%, the fair value of these contracts, which were in a positive position of $167 million at December 31, 2001 (based on a common stock price of $53.63 at December 31, 2001), would be reduced by approximately $165 million.

Interest Rate and Other Risks

The company is also exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in interest rates. The company's policy is to manage interest costs using a mix of fixed and floating rate debt that management believes is appropriate. To manage this mix in a cost efficient manner, the company periodically enters into interest rate swaps, in which the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional amount. The company also uses forward-starting interest rate swaps and treasury rate locks to hedge the risk to earnings associated with fluctuations in interest rates relating to anticipated issuances of term debt.

As part of its risk-management program, the company performs sensitivity analyses to assess potential gains and losses in earnings relating to hypothetical movements in interest rates. A 17 basis-point increase in interest rates (approximately 10% of the company's weighted-average interest rate during 2002) affecting the company's financial instruments, including debt obligations and related derivatives, and investments, would have an immaterial effect on the company's 2002 and 2001 earnings and on the fair value of the company's fixed-rate financial instruments as of the end of such fiscal years.

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

40 Baxter International Inc. 2002 Annual Report

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

NEW ACCOUNTING AND DISCLOSURE STANDARDS

SFAS No. 149, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity," which is expected to be issued in 2003, will require that certain financial instruments that have characteristics of both liabilities and equity be classified as liabilities in the issuing company's balance sheet. Many of these instruments were previously classified as equity. The new rules will be effective immediately for all contracts created or modified after the date the pronouncement is issued, and will be otherwise effective for Baxter at the beginning of the third quarter of 2003. The new rules are to be applied prospectively with a cumulative-effect adjustment for contracts that were created before the pronouncement was issued and that still exist at the beginning of that first interim period. Under the new rules, the balance sheet classification of the company's equity forward agreements, which are described above and in Note 6, will change from equity to liabilities. As discussed above, the company is in the process of exiting these agreements and expects to complete the exit strategy during 2003. Management will analyze this accounting pronouncement, and does not anticipate that the new standard will have a material impact on the company's consolidated financial statements.

Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities" (Interpretation No. 46), was issued in January 2003. The Interpretation defines variable interest entities
(VIE) and requires that the assets, liabilities, noncontrolling interests, and results of activities of a VIE be consolidated if certain conditions are met. For VIE's created on or after January 31, 2003, the guidance will be applied immediately. For VIE's created before that date, the guidance will be applied at the beginning of the third quarter of 2003. The new rules may be applied prospectively with a cumulative-effect adjustment as of the beginning of the period in which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. Management is in the process of analyzing the potential effect of this recently issued accounting pronouncement on the company's future consolidated financial statements, including the impact on certain of the company's operating leases, which are described in Note 5, and the accounts receivable securitization arrangements, which are described in Note 6.

SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS No. 148), which amends SFAS No. 123, was issued in December 2002. The new standard provides alternative methods for transition for a voluntary change from the intrinsic method of accounting to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions are effective for 2002. The new interim disclosure provisions are effective beginning in the first quarter of 2003. The company has implemented the annual disclosure provisions in these consolidated financial statements. Management does not have immediate plans for the company to voluntarily elect to adopt the fair value-based method of accounting for stock-based employee compensation.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (Interpretation No. 45), was issued in November 2002. The initial recognition and measurement provisions of this new standard, which require a guarantor to recognize a liability at inception of a guarantee at fair value, are effective on a prospective basis to guarantees issued or modified on or after January 1, 2003. Management is in the process of analyzing the recognition and measurement provisions of Interpretation No. 45, and has not estimated the potential impact on the company's future consolidated financial statements, as the impact will depend on the nature and amount of future transactions. The disclosure provisions, which increase the required disclosures relating to guarantees, have been adopted in these consolidated financial statements.

Emerging Issues Task Force (EITF) No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF No. 00-21), was issued in November 2002. The EITF No. 00-21 consensus, which is effective for revenue arrangements entered into on or after July 1, 2003, outlines the approach to be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. Management is in the process of analyzing the new rules and has not determined the potential impact on the company's future consolidated financial statements, as the impact will depend on the nature and amount of future transactions.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), was issued in June 2002. SFAS No. 146 is effective for exit or disposal activities initiated on or after January 1, 2003, and requires that costs associated with exit or disposal activities be recognized when they are incurred rather than on the date the company commits to an exit or disposal plan. SFAS No. 146 also establishes that the liability should be measured and recorded at fair value. Accordingly, the new standard changes the amount and timing of expense recognition related to any future exit or disposal activities.

REPORT OF MANAGEMENT

Management is responsible for the integrity and accuracy of the consolidated financial statements of Baxter International Inc. (Baxter) and other financial data included in this Annual Report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on the best estimates and judgments of management with appropriate consideration given to materiality.

Management believes that the foundation of an effective system of internal controls is a strong ethical company culture. The Corporate Responsibility Office, which was established in 1993 and reports to the Public Policy Committee of the Board of Directors, is responsible for developing and communicating Baxter's business practice standards and policies; providing guidance and reporting potential business practice violations through multiple channels, including a confidential toll-free telephone number; and monitoring global compliance through, among other processes, its structure of regional business practice committees. The monitoring process includes an annual certification of compliance with Baxter's business practice standards by senior managers and thousands of other employees worldwide. These activities are coordinated and implemented by Baxter's Business Practices staff.

Management maintains a system of internal controls designed to provide reasonable assurance that Baxter's assets are protected and that transactions are appropriately authorized and recorded to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal controls, and the cost of such systems should not exceed the benefits derived. The system of internal controls, as well as Baxter's other disclosure controls and procedures, are supported by qualified personnel, organizational assignments that provide appropriate delegation of authority and division of responsibility, written policies and procedures, and Baxter's Disclosure Committee. Internal controls are monitored by a staff of corporate auditors who recommend changes to the system in response to changes in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed entirely of independent directors, meets periodically with management, the corporate auditors and the independent accountants to review audit plans and results, internal controls, financial reports and related matters. Both the corporate auditors and the independent accountants report directly to the Audit Committee and periodically meet privately with the committee and have unrestricted access to its individual members. The Audit Committee has established policies and practices consistent with the recently enacted corporate reform laws to ensure auditor independence.

PricewaterhouseCoopers LLP, independent accountants, are engaged by the Audit Committee to audit Baxter's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America. Their opinion is based on procedures that they believe to be sufficient to provide reasonable assurance that the consolidated financial statements contain no material errors.

/s/ Harry M. Jansen Kraemer, Jr.                     /s/ Brian P. Anderson

Harry M. Jansen Kraemer, Jr.                         Brian P. Anderson
Chairman and Chief                                   Senior Vice President and
Executive Officer                                    Chief Financial Officer

42 Baxter International Inc. 2002 Annual Report

                                               REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Baxter International Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders' equity and comprehensive income present fairly, in all material respects, the financial position of Baxter International Inc. (the company) and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the company adopted Statement of Financial Accounting Standards
(SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002 for all goodwill and intangible assets acquired prior to July 1, 2001. Effective January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
February 14, 2003

CONSOLIDATED BALANCE SHEETS

as of December 31 (in millions, except share information)                       2002        2001
------------------------------------------------------------------------------------------------
Current Assets         Cash and equivalents                                  $ 1,169     $   582
                       Accounts and other current receivables                  1,838       1,622
                       Inventories                                             1,745       1,341
                       Short-term deferred income taxes                          125          82
                       Prepaid expenses and other                                283         350
                       -------------------------------------------------------------------------
                       Total current assets                                    5,160       3,977
------------------------------------------------------------------------------------------------
Property, Plant and Equipment, Net                                             3,907       3,306
------------------------------------------------------------------------------------------------
Other Assets           Goodwill                                                1,494       1,349
                       Other intangible assets                                   526         349
                       Other                                                   1,391       1,362
                       -------------------------------------------------------------------------
                       Total other assets                                      3,411       3,060
                       -------------------------------------------------------------------------
                       Total assets                                          $12,478     $10,343
================================================================================================
Current Liabilities    Short-term debt                                       $   112     $   149
                       Current maturities of long-term debt
                        and lease obligations                                    108          52
                       Accounts payable and accrued liabilities                3,043       2,432
                       Income taxes payable                                      588         661
                       -------------------------------------------------------------------------
                       Total current liabilities                               3,851       3,294
------------------------------------------------------------------------------------------------
Long-Term Debt and Lease Obligations                                           4,398       2,486
------------------------------------------------------------------------------------------------
Long-Term Deferred Income Taxes                                                   29         218
------------------------------------------------------------------------------------------------
Other Long-Term Liabilities                                                    1,261         588
------------------------------------------------------------------------------------------------
Commitments and Contingencies
------------------------------------------------------------------------------------------------
Stockholders' Equity   Common stock, $1 par value, authorized
                        2,000,000,000 shares in 2002 and 1,000,000,000 shares
                        in 2001, issued 626,574,109 shares in 2002 and
                        608,817,449 shares in 2001                               627         609
                       Common stock in treasury, at cost, 27,069,808 shares
                        in 2002 and 9,924,459 shares in 2001                  (1,326)       (328)
                       Additional contributed capital                          3,223       2,815
                       Retained earnings                                       1,689       1,093
                       Accumulated other comprehensive loss                   (1,274)       (432)
                       -------------------------------------------------------------------------
                       Total stockholders' equity                              2,939       3,757
                       -------------------------------------------------------------------------
                       Total liabilities and stockholders' equity            $12,478     $10,343
================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

44 Baxter International Inc. 2002 Annual Report

                                               CONSOLIDATED STATEMENTS OF INCOME

years ended December 31 (in millions, except per share data)             2002       2001       2000
---------------------------------------------------------------------------------------------------
Operations          Net sales                                          $8,110     $7,356     $6,697
                    Costs and expenses
                     Cost of goods sold                                 4,318      3,944      3,641
                     Marketing and administrative expenses              1,562      1,440      1,330
                     Research and development expenses                    501        426        378
                     In-process R&D (IPR&D) and other
                      special charges                                     189        280        286
                     Charge relating to A, AF and
                      AX series dialyzers                                  --        189         --
                     Goodwill amortization                                 --         43         28
                     Interest expense, net                                 51         68         84
                     Other expense (income)                                92        (13)       (20)
                    -------------------------------------------------------------------------------
                    Total costs and expenses                            6,713      6,377      5,727
                    -------------------------------------------------------------------------------
                    Income from continuing operations
                     before income taxes and cumulative
                     effect of accounting change                        1,397        979        970
                    Income tax expense                                    364        304        216
                    -------------------------------------------------------------------------------
                    Income from continuing operations
                     before cumulative effect of
                     accounting change                                  1,033        675        754
                    Loss from discontinued operations,
                     including exit charge in 2002 of $229,
                     net of income tax benefit                           (255)       (11)       (14)
                    -------------------------------------------------------------------------------
                    Income before cumulative effect of
                     accounting change                                    778        664        740
                    Cumulative effect of accounting change,
                     net of income tax benefit                             --        (52)        --
                    -------------------------------------------------------------------------------
                    Net income                                         $  778     $  612     $  740
===================================================================================================
Per Share Data      Earnings per basic common share
                     Continuing operations, before cumulative
                      effect of accounting change                      $ 1.72     $ 1.15     $ 1.29
                     Discontinued operations                            (0.43)     (0.02)     (0.03)
                     Cumulative effect of accounting change                --      (0.09)        --
                    -------------------------------------------------------------------------------
                    Net income                                         $ 1.29     $ 1.04     $ 1.26
                    ===============================================================================
                    Earnings per diluted common share
                     Continuing operations, before cumulative
                      effect of accounting change                      $ 1.67     $ 1.11     $ 1.26
                     Discontinued operations                            (0.41)     (0.02)     (0.02)
                     Cumulative effect of accounting change                --      (0.09)        --
                    -------------------------------------------------------------------------------
                    Net income                                         $ 1.26     $ 1.00     $ 1.24
                    ===============================================================================
                    Weighted average number of
                     common shares outstanding
                     Basic                                                600        590        585
                     Diluted                                              618        609        597
===================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

years ended December 31 (in millions) (brackets denote cash outflows)                          2002           2001           2000
----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operations             Income from continuing operations before
                                         cumulative effect of accounting change             $ 1,033        $   675        $   754
                                       Adjustments
                                         Depreciation and amortization                          439            427            394
                                         Deferred income taxes                                   72            116           (171)
                                         Loss (gain) on asset dispositions and
                                          impairments, net                                       26            (20)             6
                                         IPR&D and other special charges                        189            280            286
                                         Charge relating to A, AF and AX
                                          series dialyzers                                       --            189             --
                                         Other                                                   40              7             25
                                         Changes in balance sheet items
                                          Accounts receivable                                  (276)          (114)            58
                                          Inventories                                          (269)          (177)          (113)
                                          Accounts payable and accrued liabilities               37            (84)            65
                                          Net litigation payable and other                      (40)          (118)           (45)
                                       ------------------------------------------------------------------------------------------
                                       Cash flows from continuing operations                  1,251          1,181          1,259
                                       ------------------------------------------------------------------------------------------
                                       Cash flows from discontinued operations                  (58)           (95)           (83)
                                       ------------------------------------------------------------------------------------------
                                       Cash flows from operations                             1,193          1,086          1,176
---------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities   Capital expenditures                                    (734)          (641)          (524)
                                       Additions to the pool of equipment
                                        placed with or leased to customers                     (114)          (118)          (101)
                                       Acquisitions (net of cash received) and
                                        investments in affiliates                              (492)          (805)          (330)
                                       Divestitures and other asset dispositions                 34             35            (60)
                                       ------------------------------------------------------------------------------------------
                                       Cash flows from investing activities                  (1,306)        (1,529)        (1,015)
---------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities   Issuances of debt obligations                          2,412          2,108          1,180
                                       Redemption of debt obligations                          (633)          (946)        (1,953)
                                       Increase (decrease) in debt with
                                        maturities of three months or less, net                (185)          (756)           879
                                       Common stock cash dividends                             (349)          (341)           (84)
                                       Proceeds from stock issued under
                                        employee benefit plans                                  180            192            233
                                       Other issuances of stock                                 414            500             --
                                       Purchases of treasury stock                           (1,169)          (288)          (375)
                                       ------------------------------------------------------------------------------------------
                                       Cash flows from financing activities                     670            469           (120)
---------------------------------------------------------------------------------------------------------------------------------
Effect of Foreign Exchange Rate Changes on Cash and Equivalents                                  30            (23)           (68)
---------------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Equivalents                                                     587              3            (27)
---------------------------------------------------------------------------------------------------------------------------------
Cash and Equivalents at Beginning of Year                                                       582            579            606
---------------------------------------------------------------------------------------------------------------------------------
Cash and Equivalents at End of Year                                                         $ 1,169        $   582        $   579
=================================================================================================================================
Supplemental schedule of noncash investing activities
Fair value of assets acquired, net of liabilities assumed                                   $   652        $ 1,042        $   620
Common stock issued at fair value                                                               160            237            290
---------------------------------------------------------------------------------------------------------------------------------
Net cash paid                                                                               $   492        $   805        $   330
=================================================================================================================================
Other supplemental information
Interest paid, net of portion capitalized                                                   $    83        $   109        $   110
Income taxes paid                                                                           $   312        $   243        $   279
=================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

46 Baxter International Inc. 2002 Annual Report

        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

                                                                      2002                 2001                  2000
                                                               -----------------------------------------------------------
as of and for the years ended December 31 (in millions)         Shares    Amount     Shares    Amount     Shares    Amount
--------------------------------------------------------------------------------------------------------------------------
Common Stock
Beginning of year                                                  609   $   609        298   $   298        294   $   294
Common stock issued                                                 15        15         10        10         --        --
Common stock issued for acquisitions                                 3         3          3         3          4         4
Two-for-one stock split                                             --        --        298       298         --        --
--------------------------------------------------------------------------------------------------------------------------
End of year                                                        627       627        609       609        298       298
--------------------------------------------------------------------------------------------------------------------------
Common stock in Treasury
Beginning of year                                                   10      (328)         5      (349)         4      (269)
Common stock issued for acquisitions                                --        --         (2)       63         (1)       39
Purchases of common stock                                           23    (1,169)         9      (288)         6      (375)
Common stock issued under employee benefit plans                    (6)      171         (7)      246         (4)      256
Two-for-one stock split                                             --        --          5        --         --        --
--------------------------------------------------------------------------------------------------------------------------
End of year                                                         27    (1,326)        10      (328)         5      (349)
--------------------------------------------------------------------------------------------------------------------------
Additional Contributed Capital
Beginning of year                                                          2,815                2,506                2,282
Common stock issued                                                          399                  490                   --
Common stock issued for acquisitions                                         157                  171                  247
Equity units issued                                                         (157)                  --                   --
Common stock issued under employee benefit plans                               9                  (54)                 (23)
Two-for-one stock split                                                       --                 (298)                  --
--------------------------------------------------------------------------------------------------------------------------
End of year                                                                3,223                2,815                2,506
--------------------------------------------------------------------------------------------------------------------------
Retained Earnings
Beginning of year                                                          1,093                  853                1,415
Net income                                                                   778                  612                  740
Elimination of reporting lag for international
   operations                                                                 --                  (23)                  --
Common stock cash dividends                                                 (346)                (349)                (341)
Distribution of Edwards Lifesciences Corporation
  common stock to stockholders                                               164                   --                 (961)
--------------------------------------------------------------------------------------------------------------------------
End of year                                                                1,689                1,093                  853
--------------------------------------------------------------------------------------------------------------------------
Accumulated Other Comprehensive Loss
Beginning of year                                                           (432)                (649)                (374)
Other comprehensive (loss) income                                           (842)                 217                 (275)
--------------------------------------------------------------------------------------------------------------------------
End of year                                                               (1,274)                (432)                (649)
--------------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                               $ 2,939              $ 3,757              $ 2,659
==========================================================================================================================
Comprehensive Income (Loss)

Net income                                                               $   778              $   612              $   740
Cumulative effect of accounting change,
   net of tax of $5                                                           --                    8                   --

Currency translation adjustments, net of
   tax expense (benefit) of ($223) in 2002, $58 in 2001
   and $82 in 2000                                                          (203)                 155                 (297)

Unrealized net gain (loss) on hedging activities,
   net of tax expense (benefit) of ($67) in 2002
   and $45 in 2001                                                          (114)                  74                   --

Unrealized net gain (loss) on marketable equity
   securities, net of tax expense (benefit) of ($5)
   in 2002, ($14) in 2001 and $15 in 2000                                     (8)                 (20)                  22

Additional minimum pension liability, net of tax
   benefit of $287                                                          (517)                  --                   --
--------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                           (842)                 217                 (275)

Elimination of reporting lag for international
   operations, net of tax benefit of $8                                       --                  (23)                  --
--------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                               $   (64)             $   806              $   465
==========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Summary of Significant Accounting Policies

The Company and Financial Statement Presentation

Baxter International Inc. (Baxter or the company) is a global medical products and services company with expertise in medical devices and supplies, pharmaceuticals and biotechnology that, through its subsidiaries, assists health-care professionals and their patients with the treatment of complex medical conditions, including hemophilia, immune deficiencies, infectious diseases, cancer, kidney disease, trauma and other conditions. The company's products and services are described in Note 13.

The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Baxter and its majority-owned subsidiaries, and any minority-owned subsidiaries that Baxter controls. All significant intercompany balances and transactions have been eliminated in consolidation. Historically, certain operations outside the United States were included in the consolidated financial statements on the basis of fiscal years ending November 30. In conjunction with the implementation of new financial systems, this one-month lag was eliminated as of the beginning of fiscal 2001, and the December 2000 net loss of $23 million for these entities was recorded directly to retained earnings. As further discussed in Notes 5 and 6, the company enters into certain leasing and securitization arrangements with special-purpose entities. In accordance with GAAP, these entities are not consolidated by the company.

Revenue Recognition

The company's policy is to recognize revenues from product sales and services when earned, as defined by GAAP. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectibility is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. The company enters into certain arrangements in which it commits to provide multiple elements to its customers. Revenue related to an individual element is deferred unless delivery of the element represents a separate earnings process. Total revenue for these arrangements is allocated among the elements based on the fair value of the individual elements, with the fair values determined based on objective evidence (generally based on sales of the individual element to other third parties). Provisions for discounts, rebates to customers, and returns are accrued at the time the related sales are recorded, and are reflected as a reduction of sales.

Stock Compensation Plans

The company has a number of stock-based employee compensation plans, including stock option, stock purchase and restricted stock plans, which are described in
Note 8. The company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for these plans. In accordance with this intrinsic value method, no compensation expense is recognized for the company's fixed stock option plans and employee stock purchase plans. The following table illustrates the effect on net income and earnings per share (EPS) if the company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), to all stock-based employee compensation.

years ended December 31
(in millions, except per share data)       2002       2001         2000
-----------------------------------------------------------------------
Net income, as reported                   $ 778      $ 612        $ 740
Add: Stock-based employee
 compensation expense included
 in reported net income, net of tax           2          3           14

Deduct: Total stock-based employee
 compensation expense determined
 under the fair value method,
 net of tax                                (159)      (167)         (73)
-----------------------------------------------------------------------
Pro forma net income                      $ 621      $ 448        $ 681
=======================================================================
Earnings per basic common share
  As reported                             $1.29      $1.04        $1.26
  Pro forma                               $1.04      $0.76        $1.16
Earnings per diluted common share
  As reported                             $1.26      $1.00        $1.24
  Pro forma                               $1.02      $0.74        $1.14
=======================================================================

Pro forma compensation expense for stock options and employee stock purchase subscriptions was calculated using the Black-Scholes model. The pro forma expense for stock option grants was calculated with the following weighted-average assumptions for grants in 2002, 2001 and 2000, respectively: dividend yield of 2%, 1% and 1.25%; expected life of six years for all periods; expected volatility of 37%, 36% and 31%; and risk-free interest rates of 4.1%, 4.9% and 6.1%. The weighted-average fair values of stock options granted during the year were $15.61, $18.21 and $13.75 in 2002, 2001 and 2000, respectively.

The pro forma expense for employee stock purchase subscriptions was calculated with the following weighted-average assumptions for 2002, 2001 and 2000, respectively: dividend yield of 2%, 1% and 1.4%; expected term of one year for all periods; expected volatility of 38%, 43% and 33%; and risk-free interest rates of 1.8%, 4.1% and 6.2%. The weighted-average fair values of the purchase rights granted in 2002, 2001 and 2000 were $12.41, $18.56 and $11.49, respectively.

48 Baxter International Inc. 2002 Annual Report
..

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Translation

The results of operations for non-U.S. subsidiaries, other than those located in highly inflationary countries or for which the U.S. dollar is the functional currency, are translated into U.S. dollars using the average exchange rates during the year, while assets and liabilities are translated using period-end rates. Resulting translation adjustments are recorded as currency translation adjustments (CTA) within other comprehensive income (OCI). Where foreign affiliates operate in highly inflationary economies, non-monetary amounts are remeasured at historical exchange rates while monetary assets and liabilities are remeasured at the current rate with the related adjustments reflected in the consolidated statements of income.

Allowance for Doubtful Accounts

In the normal course of business, the company provides credit to customers in the health-care industry, performs credit evaluations of these customers and maintains reserves for potential credit losses. In determining the amount of the allowance for doubtful accounts, management considers historical credit losses, the past due status of receivables, payment history and other customer-specific information, and any other relevant factors or considerations. The past due status of a receivable is based on its contractual terms. Receivables are written off when management determines they are uncollectible. Credit losses, when realized, have been within the range of management's allowance for doubtful accounts.

Securitizations of Accounts Receivable

The company accounts for the securitization of accounts receivables in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." When the company sells accounts receivable in connection with these securitizations, a subordinated interest in the securitized portfolio and servicing responsibilities for the portfolio are generally retained by the company. The carrying value of the transferred receivables is allocated between the portion sold and the portion retained by Baxter based on their relative fair values. The difference between the net cash proceeds received and the allocated carrying value of the receivables sold, which is recognized immediately in the consolidated statement of operations, is generally not material. The retained interests are classified in other assets. The fair values of the retained interests are estimated based on expected future cash flows, factoring in expected future losses, and discounted at an appropriate rate of interest. Assumptions used in estimating future net cash flows take into consideration both historical experience and current projections. Servicing assets or liabilities are not recognized because the company receives adequate compensation to service the sold receivables.

Product Warranties

The company provides for the estimated costs that may be incurred under its warranty programs when the cost is both probable and reasonably estimable, which is at the time the related revenue is recognized. The cost is determined based upon actual company experience for the same or similar products as well as any other relevant information. The following is a summary of activity in the product warranty liability.

as of and for the year ended
December 31, 2002 (in millions)
-------------------------------------------------------------------------------
Beginning of year                                                          $ 45
New warranties and adjustments to existing warranties                        45
Payments in cash or in kind                                                 (37)
-------------------------------------------------------------------------------
End of year                                                                $ 53
===============================================================================

Inventories
as of December 31 (in millions)                                 2002       2001
-------------------------------------------------------------------------------
Raw materials                                                 $  439     $  353
Work in process                                                  511        244
Finished products                                                795        744
-------------------------------------------------------------------------------
Total inventories                                             $1,745     $1,341
===============================================================================

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value. Reserves for excess and obsolete inventory were $118 million and $125 million at December 31, 2002 and 2001, respectively.

Property, Plant and Equipment
as of December 31 (in millions)                                 2002       2001
-------------------------------------------------------------------------------
Land                                                         $   129    $   115
Buildings and leasehold improvements                           1,300      1,111
Machinery and equipment                                        3,671      3,214
Equipment with customers                                         567        538
Construction in progress                                       1,012        754
-------------------------------------------------------------------------------
Total property, plant and equipment, at cost                   6,679      5,732
Accumulated depreciation and amortization                     (2,772)    (2,426)
-------------------------------------------------------------------------------
Property, plant and equipment, net                           $ 3,907    $ 3,306
===============================================================================

Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from 3 to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes. Accumulated amortization for assets under capital leases was $11 million and $10 million at December 31, 2002 and 2001, respectively. Depreciation expense was $359 million, $326

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

million and $301 million in 2002, 2001 and 2000, respectively. Repairs and maintenance expense was $167 million, $167 million and $121 million in 2002, 2001 and 2000, respectively.

Acquisitions

Acquisitions are accounted for under the purchase method. The company applies the provisions of SFAS No. 141, "Business Combinations," in accounting for acquisitions completed after June 30, 2001. Results of operations of acquired companies are included in the company's results of operations as of the respective acquisition dates. The purchase price of each acquisition is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. The excess of the purchase price over the fair values of the tangible assets, identifiable intangible assets and liabilities acquired is allocated to goodwill. The allocation of purchase price in certain cases may be subject to revision based on the final determination of fair values. Contingent purchase price payments are generally recorded when the contingencies are resolved, as the outcomes of the contingencies are not determinable beyond a reasonable doubt on the acquisition date. The contingent consideration, if paid, is recorded as an additional element of the cost of the acquired company. A portion of the purchase price for certain acquisitions is allocated to in-process research and development (IPR&D) and immediately expensed.

IPR&D

Amounts allocated to IPR&D are determined using the income approach, which measures the value of an asset by the present value of its future economic benefits. Estimated cash flows are discounted to their present values at rates of return that reflect the risks associated with the particular projects. The status of development, stage of completion, assumptions, nature and timing of remaining efforts for completion, risks and uncertainties, and other key factors may vary by individual project. The valuations incorporate the stage of completion for each individual project. Projected revenue and cost assumptions are determined considering the company's historical experience and industry trends and averages. No value is assigned to any IPR&D project unless it is probable of being further developed.

Long-Lived Asset Impairment Reviews

Pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), goodwill related to acquisitions completed after June 30, 2001 and all goodwill effective January 1, 2002 is not being amortized, but is subject to at least annual impairment reviews, beginning on January 1, 2002. Other intangible assets and long-lived assets are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective January 1, 2002.

In reviewing goodwill for impairment under SFAS No. 142, potential impairment is identified by comparing the fair value of a reporting unit with its carrying amount, and if the fair value is less than the carrying amount, an impairment loss is recorded as the excess of the carrying amount of the goodwill over the implied value. The implied fair value is determined by allocating the fair value of the entire unit to all of its assets and liabilities, with any excess of fair value over the amount allocated representing the implied fair value of that unit's goodwill. The company's reporting units are the same as its reportable operating segments, Medication Delivery, BioScience and Renal.

The company reviews the carrying amounts of long-lived assets other than goodwill for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances might include a significant sustained decline in the market price of an asset, a significant adverse change in the extent or manner in which the asset is used, a significant adverse change in legal factors or the business climate, or recurring or projected operating losses or cash outflows. In evaluating the recoverability of assets, management compares the carrying amounts of such assets with the estimated undiscounted future operating cash flows. In the event impairment exists, an impairment charge would be recorded as the amount by which the carrying amount of the long-lived asset exceeds its fair value. In addition, the remaining amortization period for the impaired asset would be reassessed and revised if necessary.

Earnings per Share

The numerator for both basic and diluted EPS is net earnings available to common shareholders. The denominator for basic EPS is the weighted-average number of common shares outstanding during the period. The dilutive effect of outstanding employee stock options, employee stock purchase plans and the company's equity units is reflected in the denominator for diluted EPS by application of the treasury stock method under SFAS No. 128, "Earnings per Share." Under this method, the number of shares of common stock is increased by the excess, if any, of the number of shares issuable upon exercise of the employee stock options, purchase of the employee stock purchase subscriptions or settlement of the purchase contracts included in the equity units, over the number of shares that could be purchased by Baxter in the market, at the average market price during the period, using the proceeds received upon employees' exercises or purchases, or upon settlement of the equity unit purchase contracts. The equity units, which are further discussed in Note 5, will not have a dilutive effect on earnings per diluted share except during periods when the average market price of a share of Baxter common stock exceeds $35.69. The dilutive effect of outstanding equity forward agreements is reflected in the denominator for diluted EPS by application of the reverse treasury stock method. The following is a reconciliation of the shares (denominator) of the basic and diluted per-share computations:

50 Baxter International Inc. 2002 Annual Report

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

years ended December 31
(in millions)                                       2002        2001       2000
-------------------------------------------------------------------------------
Basic                                                600         590        585
-------------------------------------------------------------------------------
Effect of dilutive securities
 Employee stock options                               11          18         11
 Equity forward agreements                             6          --         --
 Employee stock purchase plans                         1           1          1
-------------------------------------------------------------------------------
Diluted                                              618         609        597
===============================================================================

Comprehensive Income

Comprehensive income encompasses all changes in stockholders' equity other than those arising from transactions with stockholders, and consists of net income, CTA, unrealized gains and losses on certain hedging activities, unrealized gains and losses on unrestricted available-for-sale marketable equity securities and additional minimum pension liabilities. The net-of-tax components of accumulated OCI (AOCI) were as follows:

as of December 31 (in millions)                     2002        2001       2000
-------------------------------------------------------------------------------
CTA                                              $  (722)      $(519)     $(674)
Hedging activities                                   (32)         82         --
Marketable equity securities                          (3)          5         25
Additional minimum pension liability                (517)         --         --
-------------------------------------------------------------------------------
Total AOCI                                       $(1,274)      $(432)     $(649)
===============================================================================

Derivatives and Hedging Activities

Effective at the beginning of 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), and its amendments. In accordance with the transition provisions of SFAS No. 133, the difference between the fair values and the book values of all freestanding derivatives at the adoption date was reported as the cumulative effect of a change in accounting principle. In accordance with the standard, the company recorded a cumulative effect reduction to earnings of $52 million (net of tax benefit of $32 million) and a cumulative effect increase to OCI of $8 million (net of tax of $5 million).

All derivatives subject to SFAS No. 133 are recognized on the consolidated balance sheet at fair value. When the company enters into a derivative contract, it designates and documents the derivative as (1) a hedge of a forecasted transaction, including a hedge of a foreign currency denominated transaction (a cash flow hedge); (2) a hedge of the fair value of a recognized asset or liability (a fair value hedge); (3) a hedge of a net investment in a foreign operation; or (4) an instrument that is not formally being designated as a hedge. The company also uses and designates certain nonderivative financial instruments as hedges of net investments in foreign operations. In certain circumstances, while a derivative may be used to economically hedge a transaction, asset or liability, the company may not formally designate it as a fair value, cash flow or net investment hedge. The company does not hold any instruments for trading purposes.

Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a cash flow hedge are recorded in OCI, with such changes in fair value reclassified to earnings when the hedged transaction affects earnings. Such hedges are principally classified in cost of sales and primarily relate to inter-company sales denominated in foreign currencies. Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability attributable to the hedged risk, are recorded directly to net interest expense, as they hedge the interest rate risk associated with certain of the company's fixed-rate debt. Changes in the fair value of a derivative or nonderivative instrument that is highly effective and is designated and qualifies as a hedge of a net investment in a foreign operation are recorded in the CTA account within OCI, with any hedge ineffectiveness recorded in net interest expense. Changes in the fair value of undesignated instruments are reported directly to other income or expense or net interest expense, depending on the classification of the item being economically hedged.

If it is determined that a derivative or nonderivative hedging instrument ceases to be highly effective as a hedge, the company discontinues hedge accounting prospectively. Gains or losses relating to terminations of effective cash flow hedges are deferred and recognized consistent with the income or loss recognition of the underlying hedged items. If the company removes the designation for cash flow hedges because the hedged forecasted transactions are no longer probable of occurring, any gains or losses relating to such dedesignated hedges are immediately reclassified from AOCI to earnings, and are principally classified in cost of sales, consistent with the classification of the previously hedged item.

Derivatives are classified in the consolidated balance sheets in other assets or other liabilities, as applicable, and are classified as short-term or long-term based on the scheduled maturity of the instrument. Derivatives are classified in the consolidated statements of cash flows in the same category as the cash flows of the hedged items.

Instruments that are indexed to and potentially settled in the company's common stock are accounted for in accordance with Emerging Issues Task Force (EITF) No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." The contracts, which consist of equity forward agreements and have a fair value of zero

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

at inception, give the company the choice of net-share, net-cash or physical settlement upon maturity or any earlier settlement date. In accordance with GAAP, the contracts are not recorded in the consolidated financial statements until they are settled. The settlements of these contracts (whether by net-share, net-cash or physical settlement) are classified within stockholders' equity.

Cash and Equivalents

Cash and equivalents include cash, certificates of deposit and marketable securities with an original maturity of three months or less.

Shipping and Handling Costs

Shipping and handling costs are classified in either cost of goods sold or marketing and administrative expenses based on their nature. Approximately $222 million, $218 million and $200 million of shipping and handling costs were classified in marketing and administrative expenses in 2002, 2001 and 2000, respectively.

Income Taxes

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based upon enacted tax laws and rates. Deferred tax assets are reduced by a valuation allowance unless it is more likely than not that such assets will be realized.

Reclassifications

Certain reclassifications have been made to conform the 2001 and 2000 consolidated financial statements and notes to the 2002 presentation.

New Accounting and Disclosure Standards

SFAS No. 149, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity," which is expected to be issued in 2003, will require that certain financial instruments that have characteristics of both liabilities and equity be classified as liabilities in the issuing company's balance sheet. Many of these instruments were previously classified as equity. The new rules will be effective immediately for all contracts created or modified after the date the pronouncement is issued, and will be otherwise effective for Baxter at the beginning of the third quarter of 2003. The new rules are to be applied prospectively with a cumulative-effect adjustment for contracts that were created before the pronouncement is issued and that still exist at the beginning of that first interim period. Under the new rules, the balance sheet classification of the company's equity forward agreements, which are described in Note 6, will change from equity to liabilities. As disclosed in Note 6, the company is in the process of exiting these agreements and expects to complete the exit strategy during 2003. Management will analyze this accounting pronouncement, and does not anticipate that the standard will have a material impact on the company's consolidated financial statements.

Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities" (Interpretation No. 46), was issued in January 2003. Interpretation No. 46 defines variable interest entities
(VIE) and requires that the assets, liabilities, noncontrolling interests, and results of activities of a VIE be consolidated if certain conditions are met. For VIE's created on or after January 31, 2003, the guidance will be applied immediately. For VIE's created before that date, the guidance will be applied at the beginning of the third quarter of 2003. The new rules may be applied prospectively with a cumulative-effect adjustment as of the beginning of the period in which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. Management is in the process of analyzing the potential effect of this recently issued accounting pronouncement on the company's future consolidated financial statements, including the impact on certain of the company's operating leases, which are described in Note 5, and the accounts receivable securitization arrangements, which are described in Note 6.

SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS No. 148), which amends SFAS No. 123, was issued in December 2002. The new standard provides alternative methods for transition for a voluntary change from the intrinsic method of accounting to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions are effective for 2002. The new interim disclosure provisions are effective beginning in the first quarter of 2003. The company has implemented the annual disclosure provisions in these consolidated financial statements. Management does not have immediate plans for the company to voluntarily elect to adopt the fair value-based method of accounting for stock-based employee compensation.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (Interpretation No. 45), was issued in November 2002. The initial recognition and measurement provisions of this new standard, which require a guarantor to recognize a liability at inception of a guarantee at fair value, are effective on a prospective basis to guarantees issued or modified on or after January 1, 2003. Management is in the process of analyzing the recognition and measurement provisions of Interpretation No. 45, and has not estimated the potential impact on the company's future consolidated financial statements, as the impact will depend on the nature and amount of future transactions. The disclosure provisions, which increase the required disclosures relating to guarantees, have been adopted in these consolidated financial statements.

52 Baxter International Inc. 2002 Annual Report

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF No. 00-21), was issued in November 2002. The EITF No. 00-21 consensus, which is effective for revenue arrangements entered into on or after July 1, 2003, outlines the approach to be used to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. Management is in the process of analyzing the new rules and has not determined the potential impact on the company's future consolidated financial statements, as the impact will depend on the nature and amount of future transactions.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS No. 146), was issued in June 2002. SFAS No. 146 is effective for exit or disposal activities initiated on or after January 1, 2003, and requires that costs associated with exit or disposal activities be recognized when they are incurred rather than on the date the company commits to an exit or disposal plan. SFAS No. 146 also establishes that the liability should be measured and recorded at fair value. Accordingly, the new standard changes the amount and timing of expense recognition related to any future exit or disposal activities.

Note 2
Discontinued Operations

Divestiture of Certain Businesses

During the fourth quarter of 2002, the company recorded a $294 million pre-tax charge ($229 million on an after-tax basis) principally associated with management's decision to divest the majority of the services businesses included in the Renal segment. The Renal segment's services portfolio consists of Renal Therapy Services (RTS), which operates dialysis clinics in partnership with local physicians in international markets, RMS Disease Management, Inc., which is a renal-disease management organization, and RMS Lifeline, Inc., which provides management services to renal access care centers. The charge principally pertains to RTS, and the majority of the centers to be sold are located in Latin America and Europe. Management's decision was based on an evaluation of the company's business strategy and the economic conditions in certain geographic markets. Management decided that the Renal segment's long-term sales growth and profitability would be enhanced by increasing focus and resources on expanding the product portfolio in peritoneal dialysis, hemodialysis, continuous renal replacement therapy and renal-related pharmaceuticals. Also included in the pre-tax charge were $16 million of costs associated with exiting the Medication Delivery segment's offsite pharmacy admixture products and services business.

Included in the total pre-tax charge was $269 million for non-cash costs, principally to write down certain property and equipment, goodwill and other intangible assets due to impairment. Also included in the pre-tax charge was $25 million for cash costs, principally relating to severance and other employee-related costs associated with the elimination of approximately 75 positions, as well as legal and contractual commitment costs. Additional severance costs may be incurred in 2003 depending on the finalization of the divestiture arrangements. The majority of the cash costs are expected to be paid in 2003, and the divestiture plan is expected to be completed in 2003.

The company's consolidated statements of income and cash flows have been restated to reflect the results of operations and cash flows of the businesses to be divested as discontinued operations. The consolidated balance sheets have not been restated as the assets and liabilities of the businesses to be divested are immaterial to the company's consolidated balance sheets. Net revenues relating to the discontinued businesses were $274 million, $307 million and $199 million in 2002, 2001 and 2000, respectively. Losses from these discontinued operations were $26 million, $11 million and $16 million in 2002, 2001 and 2000, respectively, which were net of income tax benefits of $10 million, $4 million and $8 million in 2002, 2001 and 2000, respectively.

Spin-Off of Edwards Lifesciences Corporation

On March 31, 2000, Baxter stockholders of record on March 29, 2000 received all of the outstanding stock of Edwards Lifesciences Corporation (Edwards), the company's cardiovascular business, in a tax-free spin-off. The company's consolidated financial statements and related notes have been restated to reflect the financial position, results of operations and cash flows of Edwards as a discontinued operation. The distribution of Edwards stock in 2000 totaled $961 million, and was charged directly to retained earnings.

The cardiovascular business in Japan was not legally transferred to Edwards in 2000 due to Japanese regulatory requirements and business culture considerations. The business had been operated pursuant to a contractual joint venture under which a Japanese subsidiary of Baxter retained ownership of the business assets, but a subsidiary of Edwards held a 90% profit interest. Edwards had an option to purchase the Japanese assets. Included in current liabilities at December 31, 2001 was $181 million relating to this contractual joint venture. In October 2002 Baxter and Edwards consummated an agreement whereby the joint venture and option were terminated and Edwards purchased the Japanese assets from Baxter. As part of this transaction, Baxter settled the $181 million liability and Edwards paid Baxter $202 million. The transaction resulted in net credit of $164 million directly to retained earnings, and a net cash inflow of $15 million, which is subject to change based on an audit of the business' net assets. The transaction had no impact on the company's results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In 2000, the company recorded income from the discontinued operation of $14 million, which was net of income tax expense of $5 million. The company also recorded $12 million (including tax of $6 million), or $0.02 per diluted common share, of net costs directly associated with effecting the business distribution. Net sales of the discontinued operation were $252 million for the three-month period ended March 31, 2000.

Note 3

Acquisitions, Intangible Assets and Research & Development Costs

Significant Acquisitions

The following is a summary of the company's significant acquisitions during the three years ended December 31, 2002, along with the allocation of the purchase price to intangible assets.

                                             Intangible assets
               Acquisition    Purchase    -----------------------
(in millions)     date         price      IPR&D   Goodwill  Other
-----------------------------------------------------------------
ESI             December
                    2002         $308      $ 56      $ 55     $78

Fusion               May
                    2002          161        51        45      88

ASTA             October
                    2001          455       250       131      49

Cook              August
                    2001          220        --       138      10

Sera-Tec        February
                    2001          127        --       152      --

NAV                 June
                    2000          328       250       246       9
=================================================================

In late December 2002, the company acquired the majority of the assets of ESI Lederle (ESI), a division of Wyeth, for approximately $308 million. ESI is a leading manufacturer and distributor of injectable drugs used in the U.S. hospital market, and it offers a complete range of sterile injectable manufacturing capabilities, including ampules and vials. ESI primarily manufactures injectable generic drugs, which leverages Baxter's injectable expertise, channel strength, manufacturing processes, customer relationships, and research and development. The other intangible assets consisted primarily of developed technology of $76 million, which is being amortized on a straight-line basis over an estimated useful life of 15 years. In addition to the IPR&D and intangible assets, $107 million of property, plant and equipment and $33 million of inventories and other assets were acquired, and $21 million of liabilities, which consisted principally of accounts payable and accrued liabilities, were assumed. The goodwill is expected to be fully deductible for tax purposes. The purchase price is subject to adjustment based on an audit of the acquired assets and assumed liabilities. With the exception of the IPR&D charge, which was recorded at the corporate level, the results of operations and assets and liabilities, including goodwill, of ESI are included in the Medication Delivery segment. The IPR&D charge pertained principally to generic anesthesia and critical care drugs. Material net cash inflows were forecasted in the valuation to commence in 2004. A discount rate of 16% was used in the valuation. Assumed additional research and development (R&D) expenditures prior to the date of the initial product introductions totaled approximately $17 million.

In May 2002, the company acquired Fusion Medical Technologies, Inc. (Fusion) for a purchase price of $161 million. The acquisition of Fusion, a business that develops and commercializes proprietary products used to control bleeding during surgery, supports the company's strategic initiative to expand and enhance its portfolio of innovative therapeutic solutions for biosurgery and tissue regeneration. Fusion's expertise in collagen- and gelatin-based products complements Baxter's fibrin-based technologies. With the combination, the company can now offer surgeons a broader array of solutions to seal tissue, enhance wound healing and manage hemostasis, including active bleeding. The purchase price was paid in 2,806,660 shares of Baxter common stock. The other intangible assets consisted of developed technology, which is being amortized on a straight-line basis over an estimated useful life of 20 years. In addition to the IPR&D, developed technology and goodwill, $14 million of other assets, which consisted of cash and investments, accounts receivable, inventories, and property and equipment, were acquired, and $37 million of liabilities, which consisted principally of accounts payable, accrued liabilities and deferred taxes, were assumed. The goodwill is not deductible for tax purposes. With the exception of the IPR&D charge, which was recorded at the corporate level, the results of operations, and assets and liabilities, including goodwill, of Fusion are included in the BioScience segment. With respect to the IPR&D charge, material net cash inflows were forecasted in the valuation to commence between 2003 and 2004. A discount rate of 28% was used in the valuation. Assumed additional R&D expenditures prior to the date of the initial product introduction totaled $3 million. Subsequent to the acquisition date, the project has been proceeding substantially in accordance with the original projections. Approximately $2 million of R&D costs relating to this project were expensed in 2002 subsequent to the acquisition date.

In October 2001, the company acquired a subsidiary of Degussa AG, ASTA Medica Onkologie GmbH & CoKG (ASTA), which develops, produces and markets oncology products worldwide, for $455 million. This acquisition provides the company with a stronger presence in the oncology market as well as a significant drug development pipeline. The other intangible assets consisted of developed technology and are being amortized on a straight-line basis over an estimated useful life of 15 years. In

54 Baxter International Inc. 2002 Annual Report

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

addition to the intangible assets and IPR&D, $22 million of accounts receivable, $25 million of inventories, and $50 million of property, plant and equipment and other assets were acquired, and $72 million of liabilities were assumed. A substantial portion of the goodwill is expected to be deductible for tax purposes. With the exception of the IPR&D charge, which was recorded at the corporate level, the results of operations and assets and liabilities, including goodwill, of ASTA are included in the Medication Delivery segment. The IPR&D charge pertained to several oncology therapeutics projects. Material net cash inflows were forecasted in the valuation to commence between 2004 and 2009. Discount rates used in the valuations of the projects, which included tubulin inhibitor, mafosfamide, glu-fosfamide and other oncology-related projects, ranged from 20% to 30%. Assumed additional R&D expenditures prior to the dates of product introductions totaled over $100 million. The percentage completion rate for significant projects ranged in the valuation from 40% to 90%, with the weighted-average completion rate approximately 50%. Two of the projects included in the IPR&D charge, mafosfamide and glufosfamide, were terminated during the fourth quarter of 2002 in conjunction with the company's overall assessment and prioritization of its R&D programs, as further discussed below. The in-process value assigned at the 2001 acquisition date to these subsequently terminated projects was $53 million. Subsequent to the October 2001 acquisition date, the other projects have been proceeding substantially in accordance with the original projections. Approximately $13 million and $3 million of R&D costs relating to these projects were expensed in 2002 and 2001, respectively, subsequent to the acquisition date.

In August 2001, the company acquired Cook Pharmaceutical Solutions (Cook), formerly a unit of Cook Group Incorporated, which provides contract filling of syringes and vials. This acquisition supports the company's strategic initiative to become a full-line provider of drug delivery solutions. The purchase price of $220 million was paid in 2,111,047 shares of Baxter common stock and $111 million in cash. The other intangible assets consisted of customer relationships and are being amortized on a straight-line basis over an estimated useful life of 10 years. In addition to the intangible assets, $72 million of property, plant and equipment and other assets were acquired. The goodwill is expected to be fully deductible for tax purposes. The results of operations and assets and liabilities, including goodwill, of Cook are included in the Medication Delivery segment.

Sera-Tec Biologicals, L.P. (Sera-Tec) owned and operated 80 plasma centers in 28 states, and a central testing laboratory, and is included in the BioScience segment. The purchase price of Sera-Tec of $127 million was paid in 2,894,710 shares of Baxter common stock.

North American Vaccine, Inc. (NAV) was engaged in the research, development, production and sales of vaccines for the prevention of human infectious diseases, and is included in the BioScience segment. The purchase price of NAV of $328 million was principally paid in 7,540,000 shares of Baxter common stock. The IPR&D charge pertained to several vaccines projects. Material net cash inflows were forecasted in the valuation to commence between 2002 and 2005. A discount rate of 20% was used for all projects, which included Streptococcal B, Pneumococcal, Meningococcal B/C/Y and other vaccines. Assumed additional R&D expenditures prior to the dates of product introductions totaled approximately $85 million. The percentage completion rate for significant projects ranged in the valuation from 65% to over 90%, with the weighted-average completion rate approximately 70%. During 2002, and partially in conjunction with the below-mentioned overall assessment and prioritization of its R&D programs, several of the acquired projects were terminated. The in-process value assigned at the June 2000 acquisition date to these subsequently terminated projects was $216 million. While these acquired projects were terminated, a considerable portion of the acquired technology is being utilized in new R&D projects initiated subsequent to the June 2000 acquisition date. Approximately $6 million, $14 million and $8 million of R&D costs relating to the acquired projects were expensed in 2002, 2001 and 2000, respectively, subsequent to the acquisition date.

IPR&D and Other Special Charges

The $189 million pre-tax charge for IPR&D and other special charges in 2002 consisted of $163 million of IPR&D charges relating to acquisitions and a $26 million charge relating to the prioritization of certain of the company's R&D programs. In addition to the IPR&D charges relating to ESI and Fusion, the total included a $52 million charge relating to the November 2002 acquisition of Epic Therapeutics, Inc. (Epic) and other insignificant IPR&D charges. Epic, which is included in the Medication Delivery segment, was acquired for $59 million, and is a drug delivery company specializing in the formulation of drugs for injection or inhalation. Epic's IPR&D charge pertained principally to controlled-release protein therapeutics using the proprietary PROMAXX microsphere technology. Material net cash inflows were forecasted in the valuation to commence between 2003 and 2005. A discount rate of 20% was used in the valuation. Assumed additional R&D expenditures prior to the date of the initial product introduction totaled approximately $16 million. Subsequent to the November 2002 acquisition date, the projects have been proceeding substantially in accordance with the original projections. Less than $1 million of R&D costs relating to these projects were expensed in 2002 subsequent to the acquisition date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The charge of $26 million to prioritize the company's investments in certain of the company's R&D programs across the three operating segments was a result of management's comprehensive assessment of the company's R&D pipeline with the goal of having a focused and balanced strategic portfolio, which maximizes the company's resources and generates the most significant return on the company's investment. The charge included $14 million of cash costs, primarily relating to employee severance, and $12 million of non-cash costs to write down certain property, plant and equipment and other assets due to impairment. Approximately 160 R&D positions were eliminated, and $2 million of cash costs were paid during the fourth quarter of 2002. The remaining cash costs are expected to be paid in 2003.

The $280 million pre-tax charge for IPR&D and other special charges recorded in 2001 consisted of the $250 million ASTA IPR&D charge and acquisition costs associated with several acquisitions in the three segments.

The $286 million pre-tax charge for IPR&D and other special charges recorded in 2000 consisted of the $250 million NAV IPR&D charge, a total of $15 million in IPR&D charges pertaining to three other acquisitions, as well as $21 million of acquisition costs related to an acquisition in the Medication Delivery segment.

With respect to the IPR&D charges, the products currently under development are at various stages of development, and substantial further research and development, pre-clinical testing and clinical trials will be required to determine their technical feasibility and commercial viability. There can be no assurance such efforts will be successful. Delays in the development, introduction or marketing of the products under development could result either in such products being marketed at a time when their cost and performance characteristics would not be competitive in the marketplace or in a shortening of their commercial lives. If the products are not completed on time, the expected return on the company's investments could be significantly and unfavorably impacted.

Contingent Purchase Price Payments

With respect to the January 2002 acquisition of the majority of the assets of Autros Healthcare Solutions Inc., a developer of automated patient information and medication management systems, for $24 million, the company could make additional purchase price payments of up to $30 million, primarily based on the sales and profits generated from existing and future products through the year 2005. Sales relating to this acquisition, which are included in the Medication Delivery segment, were insignificant in 2002.

With respect to the October 2001 acquisition of certain assets relating to the proprietary recombinant erythropoietin therapeutic for treating anemia in dialysis patients from Elanex Pharma Group (Elanex) for $38 million, the company could make additional purchase price payments of up to $40 million, contingent on the receipt of specified regulatory approvals of the product under development, and payments of up to $180 million, contingent on the achievement of specified sales levels in the future relating to the product under development ($60 million, $60 million and $60 million upon the first year annual sales reach $1 billion, $2 billion and $3 billion, respectively). The technology acquired from Elanex is under development and sales relating to this acquisition, which are included in the Renal segment, were insignificant in 2002 and 2001.

With respect to the acquisition in 1998 of Somatogen, Inc. (Somatogen), a developer of recombinant hemoglobin-based technology, for $206 million, former Somatogen shareholders could be paid contingent deferred cash payments of up to approximately $42 million, based on a percentage of sales of future products through the year 2007. The technology acquired from Somatogen is under development and there are no saleable products at December 31, 2002. Somatogen is included in the BioScience segment.

Pending Acquisition

In December 2002, the company signed a definitive agreement to acquire certain assets from Alpha Therapeutic Corporation. The assets to be acquired include Aralast, a plasma-derived Alpha-1 Antitrypsin (A1P1) product, 42 plasma collection centers in the United States, and a central testing laboratory. A1P1 will expand the BioScience segment's product portfolio of bio-pharmaceuticals, as well as broaden its therapeutic focus in the pulmonology area. The transaction will also further enhance the economics of the segment's plasma business by increasing the number of products Baxter obtains from a liter of plasma. Closing of the transaction is subject to regulatory approvals and is expected to occur during 2003.

Pro Forma Information

The following unaudited pro forma information presents a summary of the company's consolidated results of operations as if significant acquisitions during 2002 and 2001 had taken place as of the beginning of the current and preceding fiscal year, giving effect to purchase accounting adjustments but excluding the charges for IPR&D and other special charges.

56 Baxter International Inc. 2002 Annual Report

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

years ended December 31
(in millions, except per share data)         2002       2001
-------------------------------------------------------------
Net sales                                   $8,330     $7,781
Income from continuing operations before
   cumulative effect of accounting change   $1,077     $  688
Net income                                  $  822     $  625
Net income per diluted common share         $ 1.24     $ 0.94
-------------------------------------------------------------

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

Goodwill

The carrying amount of goodwill at December 31, 2002 was $797 million, $551 million and $146 million for the Medication Delivery, BioScience and Renal segments, respectively. The carrying amount of goodwill at December 31, 2001 was $643 million, $482 million and $224 million for the Medication Delivery, BioScience and Renal segments, respectively. The change in the carrying value of the company's goodwill during the year was principally related to the acquisitions discussed above, the above-mentioned impairment charge associated with the decision to divest certain businesses, as well as the impact of changes in currency exchange rates on foreign entities' goodwill balances. The goodwill impairment loss relating to the discontinued operations was $84 million and pertained entirely to the Renal segment. The company recorded this and the other asset impairment charges relating to the businesses to be divested based on management's estimate of the net cash proceeds that will be received upon sale of the businesses. Management developed these estimates based on prices of comparable businesses and other relevant information. Based on management's SFAS No. 142 review, other than the charge associated with the discontinued businesses, there has been no impairment of goodwill during the year.

Other Intangible Assets

Intangible assets other than goodwill are separated into two categories. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, are subject to periodic impairment tests, and totaled $7 million at both December 31, 2002 and 2001. The following is a summary of the company's intangible assets subject to amortization.

                                                        Weighted-
as of December 31, 2002                                  average
(in millions, except                Accumulated        amortization
amortization period data)  Gross    amortization  Net  period (years)
---------------------------------------------------------------------
Developed technology,
 including patents         $693        $234       $459      15
Manufacturing,
 distribution and
 other contracts             30           9         21       7
Other                        48           9         39      18
---------------------------------------------------------------------
Total amortized
 intangible assets         $771        $252       $519      15
=====================================================================

The amortization expense for these intangible assets was $41 million, $29 million and $40 million for 2002, 2001 and 2000, respectively. The anticipated annual amortization expense for these intangible assets is $48 million, $48 million, $45 million, $43 million and $38 million in 2003, 2004, 2005, 2006 and 2007, respectively. Intangible assets other than goodwill totaled $349 million at December 31, 2001, and consisted of gross assets of $564 million net of accumulated amortization of $215 million.

Earnings and Per Share Earnings for 2001 and 2000 Excluding Amortization
The following is earnings and per share earnings information for 2001 and 2000 on an adjusted basis, assuming, consistent with 2002, goodwill and indefinite-lived assets are not amortized.

years ended December 31
(in millions, except per share data)       2001          2000
-------------------------------------------------------------
Reported income from continuing
 operations before cumulative effect
 of accounting change                     $ 675         $ 754
Goodwill and indefinite-lived
 assets amortization                         37            25
-------------------------------------------------------------
Adjusted income from continuing
 operations before cumulative effect
 of accounting change                     $ 712         $ 779
=============================================================
Reported net income                       $ 612         $ 740
Goodwill and indefinite-lived
 assets amortization                         37            25
-------------------------------------------------------------
Adjusted net income                       $ 649         $ 765
=============================================================
Reported earnings per basic
 common share                             $1.04         $1.26
Goodwill and indefinite-lived
 assets amortization                       0.06          0.04
-------------------------------------------------------------
Adjusted earnings per basic
 common share                             $1.10         $1.30
=============================================================
Reported earnings per diluted
 common share                             $1.00         $1.24
Goodwill and indefinite-lived
 assets amortization                       0.06          0.04
-------------------------------------------------------------
Adjusted earnings per diluted
 common share                             $1.06         $1.28
=============================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4

Charge Relating to A, AF and AX Series Dialyzers

Following reports in October 2001 of patient deaths in Croatia, Baxter initiated a global recall of its A, AF and AX series Renal segment dialyzers. Testing led the company to conclude that a processing fluid used during the manufacturing of a limited number of dialyzers produced in the company's Ronneby, Sweden facility may have played a role in the deaths reported in Croatia and other countries. Baxter decided to permanently cease manufacturing the A, AF and AX series dialyzers. The fluid is not used in the manufacturing process for other dialyzers that Baxter manufactures or distributes. The company ceased production of the discontinued dialyzers and closed its Ronneby facility. The Miami Lakes, Florida facility, which provided materials used in the discontinued dialyzers, has also been closed. Refer to Note 12 for a discussion of legal proceedings and investigations relating to this matter. The company has been fully cooperating with governmental authorities.

In the fourth quarter of 2001, the company recorded a pre-tax charge of $189 million ($156 million on an after-tax basis) to cover the costs of discontinuing this product line and other related costs. Included in the total pre-tax charge was $116 million for non-cash costs, principally for the write-down of goodwill and other intangible assets, inventory and property, plant and equipment. Also included in the charge was $73 million for cash costs, principally pertaining to legal costs, recall costs, contractual commitments, and severance and other employee-related costs associated with the elimination of approximately 360 positions, the majority of which were located in the manufacturing facilities. Approximately $13 million of the cash costs were paid during the fourth quarter of 2001, and the remaining balance in the reserve was $60 million at December 31, 2001. The revenues and profits relating to these products were not material to the consolidated financial statements.

The following summarizes the company's utilization of the reserve for cash costs during 2002.

                         Reserve at                                  Reserve at
                        December 31,                                December 31,
(in millions)              2001       Additions      Utilization        2002
--------------------------------------------------------------------------------
Employee-related costs       $ 9          $--           $ (6)           $ 3
Legal costs                   36           41            (44)            33
Recall and
   contractual costs          15           --            (13)             2
--------------------------------------------------------------------------------
Total                        $60          $41           $(63)           $38
================================================================================

Based on a review of additional information, management revised its initial estimates of the probable and estimable cash payments and related insurance recoveries relating to the legal contingencies associated with this matter. In conjunction with this, an additional $41 million reserve for legal costs was recorded in 2002. At the same time, a $41 million insurance receivable was recognized, and therefore there was no net impact on the company's results of operations for the period. Certain legal payments and related insurance recoveries are expected to occur in 2003 and 2004.

Note 5

Long-Term Debt, Credit Facilities and Commitments

Debt Outstanding

                                      Effective
as of December 31 (in millions)    interest rate/1/    2002       2001
--------------------------------------------------------------------------
Commercial paper                         1.8%        $   12     $  230
Short-term notes                         0.7%            --        273
7.625% notes due 2002                    4.3%            --         47
Variable-rate loan due 2004              4.1%           566        209
Variable-rate loan due 2005              0.6%           132         --
5.75% notes due 2006                     4.5%           699        594
7.125% notes due 2007                    7.1%            55         55
1.02% loan due 2007                      1.0%           116         --
5.25% notes due 2007                     5.2%           503         --
7.25% notes due 2008                     7.4%            29         29
9.5% notes due 2008                      6.0%            84         76
3.6% notes due 2008                      3.8%         1,250         --
1.25% convertible debentures
  due 2021                               1.3%           800        800
6.625% debentures due 2028               2.8%           172        152
Other                                                    88         73
--------------------------------------------------------------------------
Total debt and lease obligations                      4,506      2,538
Current portion                                        (108)       (52)
--------------------------------------------------------------------------
Long-term portion                                    $4,398     $2,486
==========================================================================
/1/ Includes the effect of related interest rate swaps, as applicable.

Equity Units

In December 2002 the company issued 25 million 7% equity units in an underwritten public offering (listed on the New York Stock Exchange under the symbol "BAX Pr") and received net proceeds of $1.213 billion. Each equity unit contains $50 principal amount of senior notes that will mature in February 2008 and a purchase contract obligating the holder to purchase and the company to sell a variable number of newly issued shares of Baxter common stock in February 2006. Upon settlement of the purchase contracts the company will receive proceeds of $1.25 billion and will deliver between 35.0 million and 43.4 million shares based upon the then-current price of Baxter's common stock (if the price is equal to or less than $28.78, 1.7373 shares per unit will be delivered; if the price is between $28.78 and $35.69, shares equal to $50 divided by the then-current price will be delivered; if the price is equal to or greater than $35.69, 1.4011 shares per unit will be delivered). Baxter will make quarterly contract adjustment payments to the equity unit holders at a rate of 3.4% per year until the purchase contracts are settled. The present value of these payments of $127 million was

58 Baxter International Inc. 2002 Annual Report

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

charged to additional contributed capital and is included in other liabilities. Payments to the holders will be allocated between this liability and interest expense based on a constant rate calculation over the life of the instruments. Equity unit issuance costs totalling $30 million were allocated to the purchase contracts and charged to additional contributed capital.

The aggregate maturity value of the senior notes, which will mature in February 2008, is $1.25 billion. The notes are initially pledged by the holders to secure their obligations under the purchase contracts. The holders may separate the notes and contracts by pledging U.S. Treasury securities as collateral. Baxter will make quarterly interest payments to the holders of the notes initially at an annual rate of 3.6%. On or after November 2005, the notes are to be remarketed and the interest rate will be re-set. If the senior notes are not remarketed by February 16, 2006, the holders will have the right to put the notes to Baxter at $50 per senior note plus accrued and unpaid interest, but only after the holders have satisfied their obligations under the purchase contracts.

Other Debt Issuances

In April 2002, the company issued $500 million of term debt, which matures in May 2007, and bears a 5.25% coupon rate. The net proceeds were used for working capital, to repay certain existing debt, for capital expenditures and for general corporate purposes.

In May 2001, the company issued $800 million of convertible debentures. The debentures bear an initial 1.25% coupon, mature in 20 years, are callable on or after June 5, 2006 at a price equal to 100% of the principal amount plus accrued interest up to the redemption date, allow the holders to require the company to repurchase the debt on specified dates at a price equal to 100% of the principal amount plus accrued interest up to the repurchase date, and are convertible into Baxter common stock at a conversion price of $65.18 per share if the closing price of Baxter common stock exceeds $71.70 for a specified period of time. As of December 31, 2002, the holders can require the company to repurchase the debt in May of 2003, 2006, 2011 and 2016. The initial interest rate will be reset on specified future dates, subject to a maximum of 2.9%. The proceeds from the convertible debt issuance were used to refinance certain of the company's short-term debt. The company also issued other debt during 2001, principally to fund its investing activities.

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

Future Minimum Lease Payments and Debt Maturities

                                                      Aggregate
                                                   debt maturities
as of and for the years ended      Operating         and capital
December 31 (in millions)          leases/1/            leases
-----------------------------------------------------------------------
2003                                  $115            $  108
2004                                    89               656/2/
2005                                    66               153
2006                                    64             1,932/3/
2007                                    72             1,318/2/
Thereafter                              64               360
-----------------------------------------------------------------------
Total obligations and
 commitments                          $470
==========================================
Amounts representing interest,
 discounts and premiums                                  (21)
-----------------------------------------------------------------------
Total long-term debt and present
 value of lease obligations                           $4,506
=======================================================================
/1/ Excludes discontinued operations.
/2/ Includes $160 million of convertible debt and $12 million of commercial paper in 2004 and $640 million of convertible debt in 2007, supported by long-term credit facilities with funding expiration dates in 2004 and 2007.
/3/ Includes $1.25 billion 3.6% notes due 2008 as holders of notes have potential put rights in 2006, as discussed above.

Credit Facilities

The company maintains two revolving credit facilities, which totaled $1.6 billion at December 31, 2002, and have funding expiration dates in 2004 and 2007. The facilities enable the company to borrow funds in U.S. Dollars, Euros or Swiss Francs on an unsecured basis at variable interest rates and contain various covenants, including a maximum debt-to-capital ratio and a minimum interest coverage ratio. There were no borrowings outstanding under the company's primary credit facilities at December 31, 2002 or 2001. Baxter also maintains other short-term credit arrangements, which totaled $722 million and $337 million at December 31, 2002 and 2001, respectively. Approximately $112 million and $146 million of borrowings were outstanding under these facilities at December 31, 2002 and 2001, respectively.

Commercial paper, short-term notes and convertible debt, together totaling $812 million and $1,303 million at December 31, 2002 and 2001, respectively, have been classified with long-term debt as they are supported by the long-term credit facilities, and management intends to refinance this debt on a long-term basis.

Leases

The company leases certain facilities and equipment under capital and operating leases expiring at various dates. The leases generally provide for the company to pay taxes, maintenance, insurance and certain other operating costs of the leased property. Most of the operating leases contain renewal options. Rent expense under operating leases was $138 million, $107 million and $96 million in 2002, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The company has entered into off-balance sheet financing arrangements where economical and consistent with the company's business strategy, principally relating to an existing office building in California and plasma collection centers to be constructed in various locations throughout the United States. Two of the lease agreements are with special-purpose entities which, in accordance with GAAP, are not consolidated by the company. As discussed in Note 1, management is in the process of analyzing FASB Interpretation No. 46 to determine whether the company may be required to consolidate these entities effective at the beginning of the third quarter of 2003. The maximum amount committed by the lessors under these transactions is $277 million. Of this total, the unfunded commitment available from the lessors was $70 million at December 31, 2002. The leases generally have an initial term of five years, with renewal options. Rent obligations will commence for certain of the leases upon the completion of construction of the assets in the future, which is expected to occur on various dates between January 2003 and December 2006. The minimum lease payments, which are included in the table above, are determined based on the funded amounts and will fluctuate based on actual interest rates. The company expects to receive $33 million of minimum lease payments from two subleases, one of which was executed with a third party in which the company holds a minority equity interest. These sublease receipts, which are included in the table above, are currently estimated to be $4 million in 2003, $10 million in 2004, $9 million in 2005 and 2006 and $1 million in 2007. With respect to its leases, the company has the right to renegotiate renewal terms, exercise a purchase option with respect to the leased property or arrange for the sale of the leased property. Under each lease, in the event the property is sold on behalf of the lessor and the sales proceeds are less than the lessor's investment in the property, the company is responsible for the shortfall, up to an aggregate maximum recourse amount under all of the leases of $220 million. The potential recourse amounts are not included in the minimum lease payments above as management believes the fair values of the properties equal or exceed the lessors' investments in the leased properties at December 31, 2002. One of the agreements requires that the company collateralize the outstanding lease balance in December 2007. The potential cash collateral obligation, which is not included in the minimum lease payments above, totals less than $20 million. The company is required to maintain compliance with covenants under certain of the leases, including a minimum interest coverage ratio. The company was in compliance with all covenants at December 31, 2002.

Contingent and Other Commitments

In order to further align management and shareholder interests, in 1999 the company sold approximately 6.1 million shares of the company's common stock to 142 of Baxter's senior managers for $198 million in cash. The participants used five-year full-recourse market-rate personal bank loans to purchase the stock at the May 3, 1999 closing price (adjusted for the stock split) of $31.81. Baxter has guaranteed repayment to the banks in the event a participant in the plan defaults on his or her obligations. The guaranteed amount totaled $219 million at December 31, 2002. The plan also includes certain risk-sharing provisions whereby, after May 3, 2002, the company shares 50% in any loss incurred by the participants relating to a stock price decline. Any such loss reimbursements would represent taxable income to the participants. The maximum pre-tax loss under this risk-sharing provision, assuming the company's stock price declines to zero, is $90 million. The company may take actions relating to participants and their assets to obtain full reimbursement for any amounts the company pays to the banks pursuant to the loan guarantee, in excess of the obligation under the risk-sharing provision. No liability has been recorded relating to these contingencies.

In the normal course of business, Baxter enters into certain joint development and commercialization arrangements with third parties, often with investees of the company. The arrangements are varied but generally provide that Baxter will receive certain rights to manufacture, market or distribute a specified technology or product under development by the third party, in exchange for payments by Baxter. At December 31, 2002, the unfunded milestone payments under these arrangements totaled less than $150 million, and the majority of them were contingent upon the third parties' achievement of contractually specified milestones.

As part of its financing program, the company had commitments to extend credit, including commitments to two investees. The company's total credit commitment was $180 million and $68 million at December 31, 2002 and 2001, respectively, of which $81 million and $30 million was drawn and outstanding at December 31, 2002 and 2001, respectively. Included in the total commitment amount at December 31, 2002 was a commitment to extend a $50 million five-year loan to Cerus Corporation (Cerus). Baxter owns approximately 2% of the common stock of Cerus. The loan commitment, which was completely funded in early 2003, bears a 12% interest rate, with no interest or principal payments due until 2008. The loan is secured with first-priority liens on Cerus' accounts receivable arising from the future sale of certain of Cerus' products. Also included in the total commitment amount at both December 31, 2002 and December 31, 2001 was a commitment to Acambis, Inc. (Acambis) to provide financing of $40 million, of which approximately $21 million was drawn and outstanding at both December 31, 2002 and 2001. Baxter owns approximately 17% of the common stock of Acambis. The financing arrangement includes an initial term of five years, and renewal options.

Refer to Note 12 for a discussion of the company's legal contingencies.

60 Baxter International Inc. 2002 Annual Report

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6

Financial Instruments and Risk Management

Receivables

Customer Credit

In the normal course of business, the company provides credit to customers in the health-care industry, performs credit evaluations of these customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts. The allowance for doubtful accounts was $62 million and $57 million at December 31, 2002 and 2001, respectively.

Securitizations

The company has entered into agreements with various financial institutions whereby it periodically securitizes an undivided interest in certain pools of trade accounts receivable (including lease receivables). Pursuant to its primary securitization agreement, a subsidiary of the company has irrevocably sold accounts receivable to a special-purpose bankruptcy-remote entity that finances these purchases by issuing beneficial interests in the receivables to third-party investors. Subject to certain conditions, the subsidiary may sell additional eligible receivables from time to time in the future. In accordance with GAAP, the special-purpose bankruptcy-remote entity is not consolidated by the company. Under the company's other securitization facilities, the company may transfer, on an ongoing basis, undivided ownership interests in eligible accounts receivable directly to certain third-party investors. Certain of the arrangements include limited recourse provisions, which are not material to the consolidated financial statements. Neither the buyers of the receivables nor the investors in these transactions have recourse to assets other than the transferred receivables. The company continues to service the receivables under all of the arrangements, and retains a subordinated residual interest in the receivables under certain of the arrangements. The amount of the retained interests and the costs of certain of the securitization arrangements vary with the company's credit rating. Under one of the agreements, the company is required to maintain compliance with various covenants, including a maximum debt-to-capital ratio and a minimum interest coverage ratio. The company was in compliance with all covenants at December 31, 2002. Another arrangement requires that the company post modest cash collateral in the event of a specified unfavorable change in credit rating. The potential cash collateral, which was not required as of December 31, 2002, totals less than $20 million.

In 2002, 2001 and 2000 the company generated net operating cash inflows of $57 million, $118 million and $195 million, respectively, relating to such sales of receivables. A summary of the activity is as follows.

as of and for the years ended
December 31 (in millions)                        2002        2001          2000
--------------------------------------------------------------------------------
Sold receivables at beginning
 of year                                      $   683      $  590       $   400
Proceeds from sales of receivables              2,152       2,340         1,506
Cash collections (remitted to the
 owners of the receivables)                    (2,095)     (2,222)       (1,311)
Effect of currency exchange-
 rate changes                                     (19)        (25)           (5)
--------------------------------------------------------------------------------
Sold receivables at end of year               $   721         683       $   590
================================================================================

The company recognized net gains relating to the sales of receivables of $7 million, $12 million and $2 million in 2002, 2001 and 2000, respectively. Credit losses, net of recoveries, relating to the retained interests were not material to the consolidated financial statements.

The subordinate interests retained in the transferred receivables are carried at amounts that approximate fair value and totaled $78 million at December 31, 2002. The key economic assumptions used in estimating the fair value of the retained interests are expected annual credit losses and the rate utilized to discount the residual cash flows. An immediate 10% and 20% adverse change in these assumptions would reduce the fair value of the retained interests by $1 million and $2 million, respectively. These sensitivity analyses are hypothetical and should be used with caution. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in each assumption to the change in fair value may not be linear.

Other Concentrations of Risk

The company invests the majority of its excess cash in certificates of deposit or money market accounts and, where appropriate, diversifies the concentration of cash among different financial institutions. With respect to financial instruments, where appropriate, the company has diversified its selection of counterparties, and has arranged collateralization and masternetting agreements to minimize the risk of loss.

Foreign Currency and Interest Rate Risk Management

The company operates on a global basis, and is exposed to the risk that its earnings, cash flows and stockholders' equity could be adversely impacted by fluctuations in currency exchange rates and interest rates. The company's hedging policy attempts to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs.

The company is primarily exposed to currency exchange-rate risk with respect to firm commitments, forecasted transactions and net assets denominated in Japanese Yen, Euro, British Pound and Swiss Franc. The company manages its foreign currency

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In adopting SFAS No. 133 in 2001, management reassessed its hedging strategies, and, in some cases, increased the company's use of derivative instruments or changed the type of derivative instrument used to manage currency exchange-rate and interest rate risk, in part because the new accounting standard allows for increased opportunities and different approaches for reducing earnings and stockholders' equity volatility resulting from fluctuations in currency exchange rates and interest rates.

Cash Flow Hedges

The company uses forward and option contracts to hedge the risk to earnings associated with fluctuations in currency exchange rates relating to the company's firm commitments and forecasted transactions expected to be denominated in foreign currencies. The company uses forward-starting interest rate swaps and treasury rate locks to hedge the risk to earnings associated with fluctuations in interest rates relating to anticipated issuances of term debt. Certain other firm commitments and forecasted transactions are also periodically hedged with forward and option contracts.

The following table summarizes activity (net-of-tax) in 2002 in AOCI related to the company's cash flow hedges.

as of and for the years ended December 31
(in millions)                                              2002     2001
--------------------------------------------------------------------------
AOCI balance at beginning of year                         $  82     $ --
Cumulative effect of accounting change                       --        8
Net gain (loss) in fair value of derivatives                (10)     126
Net gain reclassified to earnings                          (104)     (52)
--------------------------------------------------------------------------
AOCI (loss) balance at end of year                        $ (32)    $ 82
==========================================================================

The net amounts recorded during 2002 and 2001 relating to hedge ineffectiveness and the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness were immaterial to the consolidated financial statements. During 2002 and 2001, certain foreign currency hedges were dedesignated and discontinued principally due to changes in the company's anticipated net exposures. This was partially as a result of recent business acquisitions, whereby the company gained natural offsets to previously existing currency exposures, as well as planned changes to intercompany product flows. The net-of-tax gains reclassified to earnings relating to these discontinued hedges, which are included in the table above, were $24 million and $21 million in 2002 and 2001, respectively. As of December 31, 2002, $6 million of deferred net after-tax gains on derivative instruments accumulated in AOCI are expected to be reclassified to earnings during the next twelve months, coinciding with when the hedged items are expected to impact earnings. The maximum term over which the company has hedged exposures to the variability of cash flows, excluding interest payments on third-party debt, is 4 years.

Fair Value Hedges

The company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. These instruments serve to hedge the company's earnings from fluctuations in interest rates. No portion of the change in fair value of the company's fair value hedges was ineffective or excluded from the assessment of hedge effectiveness during 2002 or 2001.

Hedges of Net Investments in Foreign Operations

The company periodically uses cross-currency interest rate swaps and foreign currency denominated debt to hedge its stockholders' equity balance from the effects of fluctuations in currency exchange rates. The company measures effectiveness on the swaps based upon changes in spot currency exchange rates. Approximately $370 million of net after-tax losses and $95 million of net after-tax gains related to the derivative and nonderivative instruments were included in the company's CTA account for the years ended December 31, 2002 and 2001, respectively.

Other Foreign Currency Hedges

The company uses forward contracts to hedge earnings from the effects of fluctuations in currency exchange rates relating to certain of the company's intercompany and third-party receivables and payables denominated in a foreign currency. These derivative instruments are not formally designated as hedges, and the change in fair value of the instruments, which substantially offsets the change in book value of the hedged items, is recorded directly to earnings.

62 Baxter International Inc. 2002 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity Forward Agreements

In order to partially offset the potentially dilutive effect of employee stock options, the company has periodically entered into forward agreements with independent third parties related to the company's common stock. The forward agreements, which have a fair value of zero at inception, require the company to purchase its common stock from the counterparties on specified future dates and at specified prices. The company may, at its option, terminate and settle these agreements at any time before maturity. The agreements include certain Baxter stock price thresholds, below which the counterparty has the right to terminate the agreements. If the thresholds were met in the future, the number of shares that could potentially be issued by the company under all of the agreements is subject to contractual maximums, and the maximum at December 31, 2002 was 115 million shares. The contracts give the company the choice of net-share, net-cash or physical settlement upon maturity or upon any earlier settlement date. In accordance with GAAP, these contracts are not recorded in the financial statements until they are settled. The settlements of these contracts (whether by net-share, net-cash or physical settlement) are classified within stockholders' equity.

At December 31, 2002, the company had outstanding forward agreements related to 15 million shares, which all mature in 2003, and have exercise prices ranging from $33 to $52 per share, with a weighted-average exercise price of $49 per share (the company's common stock closed at $28 on December 31, 2002). At December 31, 2001, agreements related to 31 million shares were outstanding at exercise prices ranging from $33 to $55 per share, with a weighted-average exercise price of $49 per share. In 2002, management decided to exit substantially all of the forward agreements and the company completed a significant amount of the terminations during 2002. During 2002, the company physically settled forward agreements related to 22 million shares. Management expects to complete the exit strategy during 2003. Consistent with its strategy for funding the company's other obligations, management is funding the exit of the forward agreements through cash flows from operations, by issuing additional debt, by entering into other financing arrangements, or by issuing common stock. As noted above, a portion of the proceeds from the December 2002 issuance of the equity units was used to settle certain of the forward agreements. The settlement of the outstanding forward agreements has not had and is not expected to have a material impact on the company's earnings per diluted common share.

The fair values of the equity forward agreements at December 31, 2002 and 2001 are presented in the table below. The fair value is the same for all settlement methods. With respect to the agreements outstanding at December 31, 2002, for each one dollar decrease in the price of a share of Baxter common stock (the stock price was $28 at December 31, 2002), the fair value of these agreements would be reduced by $15 million.

Book Values and Fair Values of Financial Instruments

                                                              Approximate
                                          Book values         fair values
as of December 31                        ----------------------------------
(in millions)                            2002     2001       2002      2001
---------------------------------------------------------------------------
Assets
Long-term insurance
   receivables                        $   126    $  93     $  119   $    87
Investments in affiliates                 107      173        149       208
Foreign currency hedges                    91      181         91       181
Interest rate hedges                       47       14         47        14
Equity forward agreements                  --       --         --       167

Liabilities
Short-term debt                           112      149        112       149
Current maturities of
 long-term debt and
 lease obligations                        108       52        108        52
Short-term borrowings
 classified as long term                  812    1,303        809     1,303
Other long-term debt
 and lease obligations                  3,586    1,183      3,769       968
Foreign currency hedges                    73       18         73        18
Interest rate hedges                       24       --         24        --
Net investment hedges                     498        1        498         1
Equity forward agreements                  --       --        302        --
Nexell put rights liability                --       57         --        57
Long-term litigation
 liabilities                              147      140        142       131
==============================================================================

The fair values of certain of the company's cost method investments in affiliates are not readily determinable as the securities are not traded in a market. For those investments, fair value is assumed to approximate carrying value. With respect to the company's unrestricted available-for-sale marketable securities, the total net unrealized losses at December 31, 2002 totaled less than $5 million. With respect to the Nexell put rights, in November 2002 the company made a payment that completely extinguished its liability.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7

Accounts Payable and Accrued Liabilities
--------------------------------------------------------------------------------

as of December 31 (in millions)                     2002           2001
--------------------------------------------------------------------------------
Accounts payable, principally trade               $  829         $  708
Employee compensation and withholdings               254            233
Litigation                                            85            147
Pension and other deferred benefits                   53             49
Property, payroll and other taxes                    103             99
Common stock dividends payable                       346            349
Net investment hedges                                498              1
Product warranties                                    53             45
Foreign currency hedges                               33              8
Edwards joint venture liability                       --            181
Nexell put rights                                     --             57
Other                                                789            555
--------------------------------------------------------------------------------
Accounts payable and accrued liabilities          $3,043         $2,432
================================================================================

Refer to Note 2 for further information regarding the reduction of the Edwards joint venture liability. Refer to Note 6 regarding the company's extinguishment of its liability associated with the Nexell put rights, and for information on the company's net investment hedges.

Note 8

Common and Preferred Stock

Stock Split

On February 27, 2001, Baxter's board of directors approved a two-for-one stock split of the company's common shares. This approval was subject to shareholder approval of an increase in the number of authorized shares of common stock, which was received on May 1, 2001. On May 30, 2001, shareholders of record on May 9, 2001 received one additional share of Baxter common stock for each share held on May 9, 2001. All share and per share data, and option and per option data, in the consolidated financial statements and notes, except the consolidated statements of stockholders' equity and comprehensive income, have been adjusted and restated to retroactively reflect the stock split.

Stock Compensation Plans

Fixed Stock Option Plans

Stock options have been granted at various dates. Most grants have a 10-year term and have an exercise price at least equal to 100% of market value on the date of grant. Vesting terms vary, with the majority of outstanding options vesting 100% in three years. As of December 31, 2002, 9,291,223 authorized shares remain available for future awards under the company's fixed stock option plans.

Stock Options Outstanding

The following is a summary of stock options outstanding at December 31, 2002.

(option shares in thousands)
                     Options outstanding              Options exercisable
-------------------------------------------------------------------------
                          Weighted-
                          average      Weighted-                Weighted-
Range of                 remaining      average                  average
exercise                contractual    exercise                 exercise
 prices   Outstanding   life (years)    price      Exercisable    price
-------------------------------------------------------------------------
$10-27      14,779         4.9          $23.03       10,225      $21.38
 28-38      13,932         7.1           31.22        9,734       31.56
 39-42      12,610         7.8           41.27        4,000       41.29
 43-49      14,793         8.2           45.56          479       46.67
 50-56      13,716         9.1           52.08           --          --
-------------------------------------------------------------------------
$10-56      69,830         7.4          $38.44       24,438      $29.19
=========================================================================

As of December 31, 2001 and 2000, there were 19,884,000 and 14,651,000 options exercisable, respectively, at weighted-average exercise prices of $26.66 and $20.33, respectively.

Stock Option Activity
---------------------
                                                                     Weighted-
                                                                      average
                                                                     exercise
(option shares in thousands)                              Shares       price
-----------------------------------------------------------------------------
Options outstanding at
 December 31, 1999                                        37,618      $ 26.10
Granted                                                   19,040        37.66
Exercised                                                 (5,706)       19.73
Forfeited                                                 (3,842)       28.91
Equitable adjustment                                       1,892           --
-----------------------------------------------------------------------------
Options outstanding at
 December 31, 2000                                        49,002        30.11
Granted                                                   23,862        46.54
Exercised                                                 (5,225)       21.65
Forfeited                                                 (1,933)       35.56
-----------------------------------------------------------------------------
Options outstanding at
 December 31, 2001                                        65,706        36.59
Granted                                                   11,832        45.87
Exercised                                                 (4,112)       25.46
Forfeited                                                 (3,596)       43.96
-----------------------------------------------------------------------------
Options outstanding at
 December 31, 2002                                        69,830      $ 38.44
=============================================================================

Employee Stock Purchase Plans

The company has employee stock purchase plans whereby it is authorized to issue shares of common stock to its employees, nearly all of whom are eligible to participate. As of December 31, 2002, 13,731,538 authorized shares of common stock are available for purchase under the employee stock purchase plans. The purchase price is the lower of 85% of the closing market price on the date of subscription or 85% of the closing market price on the purchase dates, as defined by the plans. The total subscription amount for each participant cannot exceed 25% of current annual pay. Under the plans, the company sold

64 Baxter International Inc. 2002 Annual Report

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1,552,797, 1,423,806 and 2,774,044 shares to employees in 2002, 2001 and 2000, respectively.

Equitable Adjustments

As a result of the spin-off of Edwards in March 2000, equitable adjustments were made to the number of shares and exercise price of outstanding employee stock options and employee stock subscriptions. These adjustments did not impact the company's results of operations. Employees of Edwards were required to exercise any vested options within 90 days from the date of spin-off, which occurred on March 31, 2000. All unvested options were canceled 90 days after the date of spin-off.

Restricted Stock Plans

Effective in 2001, the restricted stock component of the management long-term incentive plan was eliminated and the plan consists solely of fixed stock options, the terms and conditions of which are similar to the company's other stock option plans. The number of stock options granted pursuant to the revised plan is based on the participant's stock option target, the participant's individual performance, as well as the performance of Baxter common stock relative to a comparator index. The company also has other incentive compensation plans whereby grants of restricted stock are made to key employees and non-employee directors. Effective in 2001, the restricted stock component of the non-employee director compensation plan was eliminated and the plan at December 31, 2002 consists solely of stock options, the terms and conditions of which are not substantially different from those under the management long-term incentive plan. During 2002, 2001 and 2000, 25,171, 11,960 and 499,020 shares, respectively, of restricted stock were granted at weighted-average grant-date fair values of $44.96, $49.39 and $32.88 per share, respectively. At December 31, 2002, 44,671 shares of stock were subject to restrictions, the majority of which lapse in 2003, 2005 and 2010. The majority of the restricted stock granted in 2000 was forfeited pursuant to the long-term incentive plan transition discussed above, and none is outstanding at December 31, 2002.

Shared Investment Plan

Refer to Note 5 for a discussion of the Shared Investment Plan and related contingencies.

Stock Repurchase Program

As authorized by the board of directors, from time to time the company repurchases its stock on the open market to optimize its capital structure depending upon its operational cash flows, net debt level and current market conditions. As further discussed in Note 6, the company also periodically repurchases its stock from counterparty financial institutions in conjunction with the settlement of its equity forward agreements. Effective December 1, 2002, the company will no longer treat settlements of equity forward agreements as repurchases under the board-authorized open market repurchase program, as such settlements are not open market transactions. As of December 31, 2002, $243 million was remaining under the board of directors' October 2002 authorization. Total stock repurchases were $1,169 million, $288 million and $375 million in 2002, 2001 and 2000, respectively.

Issuances of Stock and Equity Units

In December 2002, the company issued 14,950,000 shares of common stock pursuant to an underwritten offering and received net proceeds of $414 million. Concurrent with this issuance, the company issued 25 million 7% equity units. Refer to Note 5 for further discussion of this issuance, as well as the May 2001 issuance of convertible debt. In December 2001, the company issued 9,656,237 shares of common stock in a private placement and received net proceeds of $500 million. The net proceeds from these issuances are principally being used to fund acquisitions, retire a portion of the company's debt and, in 2002, settle certain equity forward agreements.

Authorized Shares

In May 2002, shareholders of record on March 8, 2002 approved an amendment to the company's Restated Certificate of Incorporation to increase the number of authorized shares of common stock to two billion shares from one billion shares. The additional shares enhance the company's flexibility in connection with possible future actions, such as stock splits, stock dividends, acquisitions of property and securities of other companies, financings and other corporate purposes.

Common Stock Dividends

In November 2002, the board of directors declared an annual dividend on the company's common stock of $0.582 per share. The dividend, which was payable on January 6, 2003 to stockholders of record as of December 13, 2002, is a continuation of the current annual rate.

Other

The board of directors is authorized to issue up to 100 million shares of no par value preferred stock in series with varying terms as it determines. In March 1999, common stockholders received a dividend of one preferred stock purchase right (collectively, the Rights) for each share of common stock. As a result of the two-for-one split of the company's common stock in May 2001, each outstanding share of common stock is now accompanied by one-half of one Right. The Rights may become exercisable at a specified time after (1) a person or group acquires 15 percent or more of the company's common stock or (2) a tender or exchange offer for 15 percent or more of the company's common stock. Once exercisable, the holder of each Right is entitled to purchase, upon payment of the exercise price, shares of the company's common stock having a market value equal to two times the exercise price of the Rights. The Rights have a current exercise price of $275. The Rights expire on March 23, 2009, unless earlier redeemed by the company under certain circumstances at a price of $0.01 per Right.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9

Retirement and Other Benefit Programs

The company sponsors several qualified and nonqualified pension plans for its employees. The company also sponsors certain unfunded contributory health-care and life insurance benefits for substantially all domestic retired employees. The company uses a September 30 measurement date for substantially all of its pension plans.

Reconciliation of Plans' Benefit Obligations, Assets and Funded Status

as of and for the years
ended December 31                           Pension benefits     Other benefits
                                           -------------------------------------
(in millions)                                  2002     2001     2002      2001
--------------------------------------------------------------------------------
Benefit obligations
Beginning of year                            $1,692   $1,555    $ 304     $ 219
Service cost                                     50       40        5         3
Interest cost                                   125      115       24        16
Participant contributions                         3        3        4         3
Actuarial loss                                  253       55       85        74
Benefit payments                                (81)     (79)     (15)      (11)
Currency exchange-rate changes and other         33        3       --        --
--------------------------------------------------------------------------------
End of year                                   2,075    1,692      407       304
--------------------------------------------------------------------------------

Fair value of plan assets
Beginning of year                             1,530    1,807       --        --
Actual return on plan assets                   (204)    (351)      --        --
Employer contributions                           21      147       11         8
Participant contributions                         3        3        4         3
Benefit payments                                (81)     (79)     (15)      (11)
Currency exchange-rate changes and other          6        3       --        --
--------------------------------------------------------------------------------
End of year                                   1,275    1,530       --        --
--------------------------------------------------------------------------------

Funded status
Funded status at December 31                   (800)    (162)    (407)     (304)
Unrecognized net losses (gains)               1,000      340      110       (26)
--------------------------------------------------------------------------------
Net amount recognized                        $  200   $  178    $(297)    $(278)
--------------------------------------------------------------------------------

Amounts recognized in the
consolidated balance sheets
Prepaid benefit cost                         $  369   $  320    $  --     $  --
Accrued benefit liability                      (169)    (142)    (297)     (278)
Additional minimum liability                   (804)      --       --        --
AOCI (a component of stockholders'
  equity)                                       804       --       --        --
--------------------------------------------------------------------------------
Net amount recognized                        $  200   $  178    $(297)    $(278)
================================================================================

Assets held by the trusts of the plans consist primarily of equity securities. At December 31, 2002, the accumulated benefit obligation (ABO) is in excess of plan assets for certain of the company's pension plans. The projected benefit obligation, ABO, and fair value of plan assets for these plans were $1.95 billion, $1.80 billion and $1.19 billion, respectively, at December 31, 2002, and $262 million, $230 million and $83 million, respectively, at December 31, 2001. Under SFAS No. 87, "Employers' Accounting for Pensions," if the ABO relating to a pension plan exceeds the fair value of the plan's assets, the company's established liability for the plan must be at least equal to the unfunded ABO. As a result of recent unfavorable asset returns and a decline in interest rates, at December 31, 2002 the company recorded a net-of-tax reduction of $517 million to AOCI, which is a component of stockholders' equity, in order to establish an additional minimum liability. The establishment of the liability had no impact on the company's results of operations.

Net Periodic Benefit Cost (Income)
years ended December 31
(in millions)                                      2002    2001       2000
--------------------------------------------------------------------------
Pension benefits
Service cost                                      $  50   $  40      $  41
Interest cost                                       125     115        113
Expected return on plan assets                     (193)   (177)      (158)
Amortization of net loss (gain)                       1      (5)        (1)
Amortization of prior service
  cost and transition obligation                      1       3          5
--------------------------------------------------------------------------
Net periodic pension
   benefit income                                 $ (16)  $ (24)     $  --
==========================================================================

Other benefits
Service cost                                      $   5   $   3      $   3
Interest cost                                        24      16         14
Recognized actuarial loss (gain)                      2      (4)        (7)
--------------------------------------------------------------------------
Net periodic other benefit cost                   $  31   $  15      $  10
==========================================================================

The net periodic benefit cost amounts principally pertain to continuing operations.

66 Baxter International Inc. 2002 Annual Report

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assumptions Used in Determining Benefit Obligations

                                             Pension benefits    Other benefits
                                             ----------------------------------
                                                2002     2001     2002     2001
-------------------------------------------------------------------------------
Discount rate
 U.S. and Puerto Rico plans                    6.75%    7.50%    6.75%    7.50%
 International plans (average)                 5.42%    5.68%      n/a      n/a

Expected return on plan assets
 U.S. and Puerto Rico plans                   10.00%   11.00%      n/a      n/a
 International plans (average)                 7.33%    7.76%      n/a      n/a

Rate of compensation increase
 U.S. and Puerto Rico plans                    4.50%    4.50%      n/a      n/a
 International plans (average)                 3.15%    3.64%      n/a      n/a

Annual rate of increase in the
 per-capita cost                                 n/a      n/a   10.20%   11.39%
 Rate decreased to                               n/a      n/a    5.00%    5.00%
  by the year ended                              n/a      n/a     2007     2007
===============================================================================

Effect of a One-Percent Change in
Assumed Health-Care Cost Trend Rate

                                                One-percent      One-percent
                                                  increase         decrease
years ended December 31                        ------------------------------
(in millions)                                  2002      2001   2002     2001
-----------------------------------------------------------------------------
Effect on total of service
 and interest cost components                   $ 5       $ 2    $ 4      $ 3

Effect on postretirement
 benefit obligation                             $46       $23    $38      $23
=============================================================================

With respect to the employees of Edwards, the company froze benefits at the date of spin-off under the U.S. defined benefit pension plan and under plans that provide retirees with health-care and life insurance benefits. The pension liabilities related to such employees' service prior to the spin-off date remain with Baxter.

Most U.S. employees are eligible to participate in a qualified defined contribution plan. Company matching contributions relating to continuing operations were $22 million, $18 million and $15 million in 2002, 2001 and 2000, respectively.

Note 10

Interest and Other Expense (Income)
-----------------------------------------------------------------------------

Interest Expense, Net
years ended December 31 (in millions)                  2002     2001     2000
-----------------------------------------------------------------------------

Interest expense, net
   Interest costs                                      $101     $130     $146
   Interest costs capitalized                           (30)     (22)     (15)
-----------------------------------------------------------------------------
   Interest expense                                      71      108      131
   Interest income                                      (19)     (39)     (39)
-----------------------------------------------------------------------------
Total interest expense, net                            $ 52     $ 69     $ 92
-----------------------------------------------------------------------------
Continuing operations                                  $ 51     $ 68     $ 84
Discontinued operations                                $  1     $  1     $  8
==============================================================================

Other Expense (Income)
years ended December 31 (in millions)                  2002     2001     2000
------------------------------------------------------------------------------
Equity in losses of affiliates
   and minority interests                               $19     $ 14     $  9
Asset dispositions and
   impairments, net                                      68      (16)       6
Foreign currency                                         (6)     (12)     (57)
Loss on early extinguishment of debt                     --       --       15
Other                                                    11        1        7
-----------------------------------------------------------------------------
Total other expense (income)                            $92     $(13)    $(20)
==============================================================================

Included in asset dispositions and impairments, net in 2002 was a $70 million impairment charge for two investments with declines in value deemed to be other than temporary, with the investments written down to their market values. All available information is evaluated in management's analyses of whether any declines in the fair values of individual securities are considered other than temporary. With respect to these impairment charges, significant unfavorable events occurred during 2002, causing management to conclude the declines in value were other than temporary. Most significantly, one of the investees announced during the quarter its decision to immediately commence a wind-down of operations principally due to its unsuccessful efforts to raise capital or to effect a business combination with another company, and the other investee received information from regulatory entities regarding the absence of material progress regarding one of its products under development. The company does not have significant unrealized losses relating to investments held at December 31, 2002. Also included in asset dispositions and impairments, net, were write-offs of certain fixed assets and gains on the sale of certain land.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Included in asset dispositions and impairments, net, in 2001 was a gain of $105 million from the disposal of an investment in the common stock of Cerus by contribution to the company's pension trust. The cost basis used in the determination of the gain was average cost. Partially offsetting this gain in 2001 were charges for asset impairments, which primarily consisted of charges for investments with declines in value deemed to be other than temporary, with the investments written down to their market values.

Included in foreign currency income in 2000 were gains of $66 million associated with the termination of cross-currency swap agreements. The contracts were terminated in conjunction with the company's rebalancing of its debt portfolio and in anticipation of the adoption of SFAS No. 133.

Note 11

Taxes
--------------------------------------------------------------------------------
Income Before Income Tax Expense by Category
years ended December 31 (in millions)                   2002     2001      2000
--------------------------------------------------------------------------------

U.S.                                                  $  502     $330      $378
International                                            895      649       592
-------------------------------------------------------------------------------
Income from continuing
   operations before income taxes
   and cumulative effect of accounting change         $1,397     $979      $970
===============================================================================

Income Tax Expense
years ended December 31 (in millions)                   2002     2001      2000
-------------------------------------------------------------------------------
Current
   U.S.
    Federal                                             $102     $(13)     $153
    State and local                                       --       76        48
   International                                         195      125       185
-------------------------------------------------------------------------------
Current income tax expense                               297      188       386
-------------------------------------------------------------------------------
Deferred
   U.S.
    Federal                                               33       72       (98)
    State and local                                       39      (18)      (21)
   International                                          (5)      62       (51)
-------------------------------------------------------------------------------
Deferred income tax expense (benefit)                     67      116      (170)
-------------------------------------------------------------------------------
Income tax expense                                      $364     $304      $216
===============================================================================

The income tax expense for continuing operations was calculated as if Baxter were a stand-alone entity (without income from the discontinued operations).

Deferred Tax Assets and Liabilities
as of December 31 (in millions)                        2002    2001       2000
------------------------------------------------------------------------------

Deferred tax assets
   Accrued expenses                                    $443    $257       $374
   Accrued postretirement benefits                      107     101        102
   Alternative minimum tax credit                       138     139        146
   Tax credits and net operating losses                 122     102         92
   Valuation allowances                                 (67)    (58)       (50)
------------------------------------------------------------------------------
Total deferred tax assets                               743     541        664
------------------------------------------------------------------------------
Deferred tax liabilities
   Asset basis differences                               79     456        410
   Subsidiaries' unremitted earnings                     38      38         85
   Other                                                 79      57         38
------------------------------------------------------------------------------
Total deferred tax liabilities                          196     551        533
------------------------------------------------------------------------------
Net deferred tax asset (liability)                     $547    $(10)      $131
==============================================================================

Income Tax Expense Rate Reconciliation
years ended December 31 (in millions)                  2002    2001       2000
------------------------------------------------------------------------------

Income tax expense at statutory rate                  $ 489   $ 343      $ 340
Operations subject to
   tax incentives                                      (161)   (157)      (147)
State and local taxes                                    21      31         10
Foreign tax expense (income)                             (3)     38         29
IPR&D expense                                            36      62         --
Other factors                                           (18)    (13)       (16)
------------------------------------------------------------------------------
Income tax expense                                    $ 364   $ 304      $ 216
==============================================================================

The company has received a tax-exemption grant from Puerto Rico, which provides that its manufacturing operations will be partially exempt from local taxes until the year 2013. Appropriate taxes have been provided for these operations assuming repatriation of all available earnings. In addition, the company has other manufacturing operations outside the United States, which benefit from reductions in local tax rates under tax incentives that will continue at least until 2006.

U.S. federal income taxes, net of available foreign tax credits, on unremitted earnings deemed permanently reinvested would be $725 million as of December 31, 2002.

In connection with the spin-off of its cardiovascular business, Baxter obtained a ruling from the Internal Revenue Service to the effect that the distribution should qualify as a tax-free spinoff in the United States. In many countries throughout the world, Baxter has not sought similar rulings from the local tax authorities and has taken the position that the spin-off was a tax-free event to Baxter. In the event that one or more countries'

68 Baxter International Inc. 2002 Annual Report

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

taxing authorities successfully challenge this position, Baxter would be liable for any resulting liability. Baxter believes that it has established adequate reserves to cover the expected tax liabilities. There can be no assurance, however, that Baxter will not incur losses in excess of such reserves.

U.S. federal income tax returns filed by Baxter through December 31, 1997, have been examined and closed by the Internal Revenue Service. The company has ongoing audits in U.S. and international jurisdictions, including Belgium, France, Japan, India, Mexico and Singapore. In the opinion of management, the company has made adequate tax provisions for all years subject to examination.

Note 12
Legal Proceedings

Baxter International Inc. and certain of its subsidiaries are named as defendants in a number of lawsuits, claims and proceedings, including product liability claims involving products now or formerly manufactured or sold by the company or by companies that were acquired by the company. These cases and claims raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case and claim, the jurisdiction in which each suit is brought, and differences in applicable law. Baxter has established reserves in accordance with GAAP for certain of the matters discussed below. For these matters, there is a possibility that resolution of the matters could result in an additional loss in excess of presently established reserves. Also, there is a possibility that resolution of certain of the company's legal contingencies for which there is no reserve could result in a loss. Management is not able to estimate the amount of such loss or additional loss (or range of loss or additional loss). However, management believes that, while such a future charge could have a material adverse impact on the company's net income and net cash flows in the period in which it is recorded or paid, no such charge would have a material adverse effect on Baxter's consolidated financial position.

Based on recent developments and a review of additional information, the liabilities and related insurance receivables pertaining to the company's mammary and plasma-based therapies litigation described below, were adjusted at various points during 2002 and 2001 based primarily on more favorable insurance recoveries. The pre-tax impact was recorded as a reduction of marketing and administrative expenses in the consolidated statements of income, decreasing the expenses as a percentage of sales by 0.7% in 2002 and 0.3% in 2001.

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

Plasma-Based Therapies Litigation

Baxter is a defendant in a number of claims and lawsuits brought by individuals who have hemophilia, all seeking damages for injuries allegedly caused by antihemophilic factor concentrates VIII or IX derived from human blood plasma (factor concentrates) processed by the company from the late 1970s to the mid-1980s. The typical case or claim alleges that the individual was infected with the HIV virus by factor concentrates which contained the HIV virus. None of these cases involves factor concentrates currently processed by the company.

In addition, Immuno International AG (Immuno), a company acquired by Baxter in 1997, has unsettled claims for damages for injuries allegedly caused by its plasma-based therapies. A portion of the liability and defense costs related to these claims will be covered by insurance, subject to exclusions, conditions, policy limits and other factors. Pursuant to the stock purchase agreement between the company and Immuno as revised in April 1999, 26 million Swiss Francs of the purchase price is being withheld to cover these contingent liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Baxter is also a defendant in a number of claims and lawsuits, including one certified class action in the U.S.D.C. for the Central District of California, brought by individuals who infused the company's Gammagard IVIG (intravenous immunoglobulin), all of whom are seeking damages for Hepatitis C infections allegedly caused by infusing Gammagard IVIG. In September 2000, the U.S.D.C. for the Central District of California approved a settlement of the class action that would provide financial compensation for U.S. individuals who used Gammagard IVIG between January 1993 and February 1994.

Baxter believes that a substantial portion of the liability and defense costs related to its plasma-based therapies litigation will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency.

Other

In August 2002, six purported class action lawsuits were filed in the U.S.D.C. for the Northern District of Illinois naming Baxter and its Chief Executive Officer and Chief Financial Officer as defendants. These lawsuits, which have been consolidated and seek recovery of unspecified damages, allege that the defendants violated the federal securities laws by making misleading statements that allegedly caused Baxter common stock to trade at inflated levels. In December 2002, plaintiffs filed their consolidated amended class action complaint, which named nine additional Baxter officers as defendants. On January 24, 2003 all defendants moved for dismissal of the consolidated amended complaint. In October 2002, Baxter and members of its board of directors were named as defendants in a lawsuit filed in the U.S.D.C. for the Northern District of Illinois by an alleged participant in the Baxter Incentive Investment Plan (the Plan), purportedly on behalf of the Plan and a class of Plan participants who purchased shares of Baxter common stock. This lawsuit is based on allegations similar to those made in the securities lawsuits described above and has been consolidated with the other actions described above.

As of December 31, 2002, Baxter and certain of its subsidiaries were defendants in six civil lawsuits seeking damages on behalf of persons who allegedly died or were injured as a result of exposure to Baxter's Althane series dialyzers. The U.S. Government is investigating the matter and Baxter has received a subpoena to provide documents. A government criminal investigation concerning the patient deaths is pending in Spain. Other lawsuits and claims may be filed in the United States and elsewhere.

As of December 31, 2002, Baxter and certain of its subsidiaries were named as defendants, along with others, in lawsuits pending in federal and state court brought on behalf of various classes of purchasers of Medicare and Medicaid eligible drugs alleged to have been injured as a result of pricing practices for such drugs, the prices of which are alleged to be artificially inflated. In addition, the Attorney General of Nevada and the Attorney General of Montana have filed separate civil suits against a subsidiary of Baxter alleging that prices for Medicare and Medicaid eligible drugs were artificially inflated in violation of various state laws. Various state and federal agencies are conducting civil investigations into the marketing and pricing practices of Baxter and others with respect to Medicare and Medicaid reimbursement.

As of December 31, 2002, Baxter and certain of its subsidiaries have been served as defendants, along with others, in lawsuits filed in various state and U.S. federal courts, some of which are purported class actions, on behalf of claimants alleged to have contracted autism or other attention deficit disorders as a result of exposure to vaccines for childhood diseases containing Thimerosal. Additional Thimerosal cases may be filed in the future against Baxter and other companies that marketed Thimerosal-containing products.

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

In addition to the cases discussed above, Baxter is a defendant in a number of other claims, investigations and lawsuits, including certain environmental proceedings. Based on the advice of counsel, management does not believe that, individually or in the aggregate, these other claims, investigations and lawsuits will have a material adverse effect on the company's consolidated results of operations, cash flows or financial position.

70 Baxter International Inc. 2002 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13
Segment Information

Baxter operates in three segments, each of which is a strategic business that is managed separately because each business develops, manufactures and sells distinct products and services. The segments are as follows: Medication Delivery, medication delivery products and therapies, including intravenous infusion pumps and solutions, anesthesia-delivery devices and pharmaceutical agents, and oncology therapies; BioScience, biopharmaceutical and blood-collection, separation and storage products and technologies; and Renal, products and services to treat end-stage kidney disease. As discussed in Note 2, the company spun off Edwards on March 31, 2000. Financial information for Edwards is reflected in the consolidated financial statements as a discontinued operation.

Management utilizes more than one measurement and multiple views of data to measure segment performance and to allocate resources to the segments. However, the dominant measurements are consistent with the company's consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments and allocates resources to them primarily based on pre-tax income along with cash flows and overall economic returns. Intersegment sales are generally accounted for at amounts comparable to sales to unaffiliated customers, and are eliminated in consolidation. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies in
Note 1.

Certain items are maintained at the company's corporate headquarters (Corporate) and are not allocated to the segments. They primarily include most of the company's debt and cash and equivalents and related net interest expense, corporate headquarters costs, certain non-strategic investments and related income and expense, certain nonrecurring gains and losses, deferred income taxes, certain foreign currency fluctuations, the majority of foreign currency and interest rate hedging activities, and certain litigation liabilities and related insurance receivables. With respect to depreciation and amortization, and expenditures for long-lived assets, the difference between the segment totals and the consolidated totals principally related to assets maintained at Corporate.

Segment Information

The following segment information is as of and for the years ended December 31.

                                     Medication
(in millions)                          Delivery  BioScience       Renal   Other      Total
------------------------------------------------------------------------------------------
2002
Net sales                                $3,317      $3,096      $1,697  $   --    $ 8,110
Depreciation and amortization               168         128          75      68        439
Pre-tax income (loss)                       595         659         342    (199)     1,397
Assets                                    3,646       4,407       1,299   3,126     12,478
Expenditures for long-lived assets          227         382         135     104        848
------------------------------------------------------------------------------------------
2001
Net sales                                $2,905      $2,786      $1,665  $   --    $ 7,356
Depreciation and amortization               158         148          91      30        427
Pre-tax income (loss)                       475         552         304    (352)       979
Assets                                    3,076       3,559       1,701   2,007     10,343
Expenditures for long-lived assets          218         282         102     157        759
------------------------------------------------------------------------------------------
2000
Net sales                                $2,703      $2,353      $1,641  $   --    $ 6,697
Depreciation and amortization               146         125          86      37        394
Pre-tax income (loss)                       436         533         324    (323)       970
Assets                                    2,453       2,935       1,591   1,754      8,733
Expenditures for long-lived assets          180         248         108      89        625
==========================================================================================

Pre-Tax Income Reconciliation
years ended December 31 (in millions)                               2002     2001        2000
---------------------------------------------------------------------------------------------
Total pre-tax income from segments                                $1,596   $1,331      $1,293
Unallocated amounts
   IPR&D and other special charges                                  (189)    (280)       (286)
   Charge relating to A, AF and AX series dialyzers                   --     (189)         --
   Interest expense, net                                             (51)     (68)        (84)
   Certain currency exchange
     rate fluctuations and hedging activities                         92      113          15
   Asset dispositions and impairments, net                           (47)      36          --
   Other Corporate items                                              (4)      36          32
---------------------------------------------------------------------------------------------
Consolidated income from continuing operations before
   income taxes and cumulative effect of accounting change        $1,397   $  979      $  970
=============================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assets Reconciliation
as of December 31 (in millions)               2002      2001       2000
-----------------------------------------------------------------------
Total segment assets                       $ 9,352   $ 8,336     $6,979
Unallocated assets
   Cash and equivalents                      1,169       582        579
   Deferred income taxes                       607       227        308
   Insurance receivables                       169       165        277
   Property and equipment, net                 288       255        217
   Other Corporate assets                      893       778        373
-----------------------------------------------------------------------
Consolidated total assets                  $12,478   $10,343     $8,733
=======================================================================
Geographic Information
Net sales are based on product shipment destination and long-lived assets are based on physical location.

as of and for the years ended
December 31 (in millions)                     2002      2001       2000
-----------------------------------------------------------------------

Net sales
United States                              $ 3,974   $ 3,721     $3,120
Japan                                          388       427        485
Other countries                              3,748     3,208      3,092
-----------------------------------------------------------------------
Consolidated net sales                     $ 8,110   $ 7,356     $6,697
=======================================================================

Long-lived assets
United States                              $ 2,041   $ 1,769     $1,543
Austria                                        433       344        294
Other countries                              1,433     1,193        970
-----------------------------------------------------------------------
Consolidated long-lived assets             $ 3,907   $ 3,306     $2,807
=======================================================================

Significant Product Sales
The following is a summary of net sales as a percentage of consolidated net sales for the company's principal products.

years ended December 31                       2002      2001       2000
-----------------------------------------------------------------------
Recombinant products                         12.3%     11.0%       9.3%
Plasma-based products/1/                     12.4%     13.9%      12.0%
Peritoneal dialysis therapies                15.6%     16.7%      18.3%
Intravenous therapies/2/                     12.1%     12.6%      13.6%
=======================================================================

/1/ Includes plasma-derived hemophilia (FVII, FVIII, FIX and FEIBA), albumin, bio-surgery and other plasma-based products. Excludes anti-body therapies. /2/ Principally includes intravenous solutions and nutritional products.

Significant Relationship

Sales by various Baxter businesses to members of a large hospital buying group, Premier Purchasing Partners L.P. (Premier), pursuant to various contracts with Premier, represented approximately 8.9%, 10.1% and 10.0% of the company's consolidated net sales from continuing operations in 2002, 2001 and 2000, respectively. The company has a number of contracts with Premier that expire on various dates in 2003 and 2004. Sales to members of Premier could be impacted if any of the company's contracts with Premier are not renewed in part or in their entirety. However, Baxter's contracts with Premier are independently negotiated, members of the Premier group are free to purchase from the suppliers of their choice, and a loss of any contract would not necessarily mean the loss of all sales under that contract to all members of the group.

72 Baxter International Inc. 2002 Annual Report

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14
Quarterly Financial Results and Market for the Company's Stock (Unaudited)
-------------------------------------------------------------------------------------------------------
years ended December 31                             First     Second        Third      Fourth     Total
(in millions, except per share data)              quarter    quarter      quarter     quarter      year
-------------------------------------------------------------------------------------------------------
2002
Net sales                                          $1,875     $1,945       $2,029      $2,261    $8,110
Gross profit                                          880        914          940       1,058     3,792
Income from continuing operations/1/                  253        204          317         259     1,033
Net income/1/                                         253        200          316           9       778
Per common share
   Income from continuing operations/1/
     Basic                                           0.42       0.34         0.52        0.43      1.72
     Diluted                                         0.41       0.33         0.51        0.42      1.67
   Net income/1/
     Basic                                           0.42       0.33         0.52        0.01      1.29
     Diluted                                         0.41       0.32         0.51        0.02      1.26
   Dividends declared                                  --         --           --       0.582     0.582
   Market price
     High                                           59.60      59.48        43.41       32.09     59.60
     Low                                            51.43      44.09        30.55       24.22     24.22
-------------------------------------------------------------------------------------------------------
2001
Net sales                                          $1,689     $1,796       $1,809      $2,062    $7,356
Gross profit                                          768        821          847         976     3,412
Income (loss) from continuing operations
   before cumulative effect of accounting
   change/2/                                          218        255          274         (72)      675
Net income (loss)/2/                                  162        253          272         (75)      612
Per common share
   Income (loss) from continuing operations
     before cumulative effect of
     accounting change/2/
     Basic                                           0.37       0.44         0.46       (0.12)     1.15
     Diluted                                         0.36       0.43         0.45       (0.12)     1.11
   Net income (loss)/2/
     Basic                                           0.27       0.43         0.46       (0.13)     1.04
     Diluted                                         0.27       0.42         0.45       (0.13)     1.00
   Dividends declared                                  --         --           --       0.582     0.582
   Market price
     High                                           47.60      54.00        55.05       55.50     55.50
     Low                                            40.75      43.95        47.50       45.95     40.75
--------------------------------------------------------------------------------------------------------

/1/ The second quarter of 2002 includes a $70 million pre-tax impairment charge for investments whose decline in value was deemed other than temporary, and a $51 million pre-tax IPR&D charge relating to the acquisition of Fusion. The fourth quarter of 2002 includes a $112 million pre-tax IPR&D charge principally relating to the acquisitions of ESI and Epic, and a $26 million charge relating to the prioritization of the company's R&D activities.
/2/ The second quarter of 2001 includes a pre-tax gain of $105 million from the disposal of a common stock investment, which was substantially offset by impairment charges for other assets and investments whose decline in value was deemed to be other than temporary. The fourth quarter of 2001 includes a $280 million pre-tax charge for IPR&D and a $189 million pre-tax charge relating to the company's A, AF and AX series dialyzers.

Baxter common stock is listed on the New York, Chicago, Pacific, London and SWX Swiss stock exchanges. The New York Stock Exchange is the principal market on which the company's common stock is traded. At January 30, 2003, there were approximately 62,900 holders of record of the company's common stock. The equity units discussed in Note 5 are also listed on the New York Stock Exchange.

DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

Walter E. Boomer
Chairman and
Chief Executive Officer
Rogers Corporation

Pei-yuan Chia
Retired Vice Chairman
Citicorp and Citibank, N.A.

John W. Colloton
Director Emeritus
University of Iowa
Hospitals and Clinics

Susan Crown
Vice President
Henry Crown and Company

Gail D. Fosler
Senior Vice President and
Chief Economist
The Conference Board

James R. Gavin III, M.D., Ph.D.
President
Morehouse School of Medicine

Harry M. Jansen Kraemer, Jr.
Chairman and
Chief Executive Officer
Baxter International Inc.

Joseph B. Martin, M.D., Ph.D.
Dean of the Faculty of Medicine
Harvard Medical School

Thomas T. Stallkamp
Vice Chairman and
Chief Executive Officer
MSX International

Monroe E. Trout, M.D.
Chairman Emeritus
Cytyc Corporation

Fred L. Turner
Senior Chairman
McDonald's Corporation

Honorary Director

William B. Graham
Chairman Emeritus
of the Board
Baxter International Inc.

Executive Officers

BAXTER INTERNATIONAL INC.

Brian P. Anderson/1,2/
Senior Vice President and
Chief Financial Officer

J. Robert Hurley/1/
Corporate Vice President
Integration and Alliance
Management

Neville J. Jeharajah
Corporate Vice President
Investor Relations and
Financial Planning

Harry M. Jansen Kraemer, Jr./1,2/
Chairman and
Chief Executive Officer

Karen J. May
Corporate Vice President
Human Resources

Steven J. Meyer/1,2/
Treasurer

John C. Moon
Coporate Vice President
Chief Information Officer

John L. Quick
Corporate Vice President
Quality/Regulatory

Jan Stern Reed/1,2/
Corporate Secretary and
Associate General Counsel

Norbert G. Riedel
Corporate Vice President
Chief Scientific Officer

Thomas J. Sabatino, Jr./1,2/
Senior Vice President and
General Counsel

Michael J. Tucker
Senior Vice President

BAXTER HEALTHCARE CORPORATION

David F. Drohan
Senior Vice President and
President-Medication Delivery

J. Michael Gatling
Corporate Vice President
Global Manufacturing
Operations

Alan L. Heller/2/
Senior Vice President and
President-Renal

David C. McKee/2/
Corporate Vice President and
Deputy General Counsel

Gregory P. Young
Corporate Vice President and
President-Transfusion
Therapies

BAXTER WORLD TRADE CORPORATION

Eric A. Beard
Corporate Vice President and
President-Europe, Africa and
Middle East

Carlos del Salto
Senior Vice President and
President-Intercontinental/
Asia

Thomas H. Glanzmann/1/
Senior Vice President and
President-BioScience

 /1/    Also an executive officer of
        Baxter Healthcare Corporation
 /2/    Also an executive officer of
        Baxter World Trade Corporation

As of February 25, 2003

74 Baxter International Inc. 2002 Annual Report

                                                             COMPANY INFORMATION

Corporate Headquarters
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633
Telephone: (847) 948-2000
Internet: www.baxter.com

Stock Exchange Listings

Common Stock Ticker Symbol: BAX
Baxter common stock is listed on the New York, Chicago, Pacific, London and SWX Swiss stock exchanges. The New York Stock Exchange is the principal market on which the company's common stock is traded.

7% Equity Unit Ticker Symbol: BAX Pr
Baxter 7% Equity Units are listed on the New York Stock Exchange.

Annual Meeting
The 2003 Annual Meeting of Stockholders will be held on Tuesday, May 6, at 10:30 a.m. at the Drury Lane Theatre in Oakbrook Terrace, Illinois.

Stock Transfer Agent
Correspondence concerning Baxter International common stock holdings, lost or missing certificates or dividend checks, duplicate mailings or changes of address should be directed to:

Baxter Common Stock
Equiserve
P.O. Box 43069
Providence, RI 02940-3069
Telephone: (781) 575-2723
Hearing Impaired Telephone: (800) 952-9245
Internet: www.equiserve.com

Baxter 7% Equity Units
Bank One Corporate Trust Services
Telephone: (312)407-1871

Correspondence concerning Baxter International Inc. Contingent Payment Rights related to the 1998 acquisition of Somatogen, Inc. should be directed to:

U.S. Bank Trust National Association Telephone:
(651) 244-8677

Dividend Reinvestment
The company offers an automatic dividend-reinvestment program to all holders of Baxter International Inc. common stock. A detailed brochure is available upon request from:

Equiserve
P.O. Box 43081
Providence, RI 02940-3081
Telephone: (781) 575-2723
Internet: www.equiserve.com

Independent Public Accountants
PricewaterhouseCoopers LLP
Chicago, IL

INFORMATION RESOURCES

Internet
www.baxter.com

Please visit our Internet site for information on the company, corporate governance, annual report, Form 10-K, proxy statement, SEC filings and the sustainability report.

Information regarding corporate governance at Baxter, including Baxter's corporate governance guidelines, global business practice standards, and the charters for the committees of Baxter's board of directors, is available on Baxter's website at www.baxter.com under "Corporate Governance" and in print upon request by writing to Baxter International Inc., Corporate Secretary, One Baxter Parkway, Deerfield, Illinois 60015-4633.

Stockholders may elect to view proxy materials and annual reports on-line via the Internet instead of receiving them by mail. To sign up for this service, please go to www.econsent.com/bax. When the next proxy materials and annual report are available, you will be sent an e-mail message with a proxy control number and a link to a website where you can cast your vote on-line. Once you provide your consent to receive electronic delivery of proxy materials via the Internet, your consent will remain in effect until you revoke it.

Registered stockholders also may access personal account information on-line via the Internet by visiting www.equiserve.com and selecting the "Account Access" menu.

Investor Relations
Securities analysts, investment professionals and investors seeking additional investor information should contact:

Baxter Investor Relations
Telephone: (847) 948-4551
Fax:       (847) 948-4498

Customer Inquiries
Customers who would like general information about Baxter's products and services may call the Center for One Baxter toll free in the United States at
(800) 422-9837 or by dialing (847) 948-4770.

Form 10-K
A paper copy of the company's Form 10-K for the year ended December 31, 2002, may be obtained without a charge by writing to Baxter International Inc., Investor Relations, One Baxter Parkway, DF2-2E, Deerfield, IL 60015-4633. A copy of the company's Form 10-K and other filings with the U.S. Securities and Exchange Commission may be obtained from the Securities and Exchange Commission's website at www.sec.gov or the company's website at www.baxter.com.

(R)Baxter International Inc., 2003. All rights reserved.
References in this report to Baxter are intended to refer collectively to Baxter International Inc. and its U.S. and international subsidiaries.

Accura, ADVATE, Althane, ALYX, Aralast, Arena, Baxter, Ceprotin,
COLLEAGUE CX, EPOMAX, Extraneal, Gammagard, Hemofil, HomeChoice, Immunate, INTERCEPT, Mesnex, NeisVac-C, Physioneal, PROMAXX, Recombinate and Syntra are trademarks of Baxter International Inc. and its affiliates.

NEUPREX is a trademark of XOMA Ltd.
Design / Paragraphs Design Inc., Chicago
Printing / Lithographix, Los Angeles

[LOGO] Printed on Recycled Paper

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

as of or for the years ended December 31                2002/1/     2001/2/      2000/3,4/    1999       1998/5/
----------------------------------------------------------------------------------------------------------------
Operating Results (in millions)
Net sales                                           $  8,110       7,356        6,697        6,224      5,607
Income from continuing operations before
   cumulative effect of accounting change           $  1,033         675          754          805        298
Depreciation and amortization                       $    439         427          394          364        337
Research and development expenses/6/                $    501         426          378          331        323
-------------------------------------------------------------------------------------------------------------
Balance Sheet and Cash Flow Information
   (in millions)
Capital expenditures                                $    848         759          625          614        538
Total assets                                        $ 12,478      10,343        8,733        9,644      9,873
Long-term debt and lease obligations                $  4,398       2,486        1,726        2,601      3,096
-------------------------------------------------------------------------------------------------------------
Common Stock Information/7/
Average number of common shares
   outstanding (in millions)/8/                          600         590          585          579        567
Income from continuing operations before
   cumulative effect of accounting change
   per common share
     Basic                                          $   1.72        1.15         1.29         1.39       0.53
     Diluted                                        $   1.67        1.11         1.26         1.36       0.52
Cash dividends declared per common share            $  0.582       0.582        0.582        0.582      0.582
Year-end market price per common share/9/           $  28.00       53.63        44.16        31.41      32.16
-------------------------------------------------------------------------------------------------------------
Other Information
Net-debt-to-capital ratio/10/                          40.3%       35.9%        40.1%        40.2%      48.4%
Total shareholder return/11/                          (46.7%)      22.8%        48.1%        (0.5%)     30.1%
Common stockholders of record at year-end             62,996      60,662       59,100       61,200     61,000
=============================================================================================================

/1/ Income from continuing operations includes in-process research and development (IPR&D) and other special charges of $189 million.
/2/ Income from continuing operations includes IPR&D and other special charges, and a charge relating to A, AF and AX series dialyzers of $280 million and $189 million, respectively.
/3/ Income from continuing operations includes IPR&D and other special charges of $286 million.
/4/ Certain balance sheet data are affected by the spin-off of Edwards Lifesciences Corporation in 2000.
/5/ Income from continuing operations includes charges for IPR&D, net litigation, and exit and other reorganization costs of $116 million, $178 million and $122 million, respectively.
/6/ Excludes charges for IPR&D and a special charge to prioritize certain of the company's research and development programs, as applicable in each year.
/7/ All share and per share data have been restated for the company's two-for-one stock split in May 2001.
/8/  Excludes common stock equivalents.
/9/ Market prices are adjusted for the company's stock dividend and stock split.
/10/ The net-debt-to-capital ratio represents net debt (short-term and long-term debt and lease obligations, net of cash and equivalents) divided by capital (the total of net debt and stockholders' equity). Management uses this ratio to assess and optimize the company's capital structure. The net-debt-to-capital ratio is not a measurement of capital structure defined under generally accepted accounting principles. The ratio was calculated in 2002 in accordance with the company's primary credit agreements, which give 70% equity credit to the company's equity units. Refer to Note 5 to the consolidated financial statements for further information.
/11/ Represents the total of appreciation in market price plus cash dividends declared on common shares plus the effect of any stock dividends for the year.

76 Baxter International Inc. 2002 Annual Report