Form 10-K, Exhibit 13
period 2003-12-31
BAXTER INTERNATIONAL INC
filed 2004-03-12
CIK 10456

Exhibit 13

2003 FINANCIAL TABLE OF CONTENTS

18 Management’s Discussion and Analysis	43 Consolidated Statements of Stockholders’ Equity and
38 Report of Management	Comprehensive Income
39 Report of Independent Auditors	44 Notes to Consolidated Financial Statements
40 Consolidated Balance Sheets	73 Directors and Executive Officers
41 Consolidated Statements of Income	74 Company Information
42 Consolidated Statements of Cash Flows	76 Five-Year Summary of Selected Financial Data

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

This discussion and analysis is intended to assist investors and other users to assess the financial condition and results of operations of Baxter International Inc. (Baxter or the company). Unless otherwise noted, the information regarding the company’s results of operations pertains to continuing operations only. Refer to Note 2 to the consolidated financial statements regarding Baxter’s discontinued operations.

The matters discussed in this Annual Report that are not historical facts include forward-looking statements that involve risks and uncertainties. Actual results could differ materially. Factors that could cause actual results to differ include but are not limited to currency exchange rates; interest rates; technological advances in the medical field; economic conditions; demand and market acceptance risks for new and existing products, technologies and health-care services; the impact of competitive products and pricing; the company’s ability to realize in a timely manner the anticipated benefit from any restructuring programs that the company undertakes, or acquisitions, alliances or other transactions; the geographic mix of the company’s sales; the availability of acceptable raw materials and component supply; global regulatory, trade and tax policies; regulatory, legal or other developments relating to the company’s A, AF and AX series dialyzers and other products; the ability to obtain adequate insurance coverage at reasonable cost; continued price competition; product development risks, including technological difficulties; ability to enforce patents; patents of third parties preventing or restricting the company’s manufacture, sale or use of affected products or technology; actions of regulatory bodies and other government authorities; reimbursement policies of government agencies and private payers; commercialization factors; results of product testing; unexpected quality or safety concerns, whether or not justified, leading to product launch delays, recalls, withdrawals, or declining sales; and other factors described elsewhere in this report or in the company’s filings with the Securities and Exchange Commission (SEC).

COMPANY AND INDUSTRY OVERVIEW

Business Segments and Products

Baxter is a global medical products and services company with expertise in medical devices, pharmaceuticals and biotechnology that, through its subsidiaries, assists health-care professionals and their patients with the treatment of complex medical conditions including hemophilia, immune disorders, infectious diseases, kidney disease, trauma and other conditions. The company operates in three segments: Medication Delivery, which provides a range of intravenous solutions and specialty products that are used in combination for fluid replenishment, general anesthesia, nutrition therapy, pain management, and antibiotic therapy; BioScience, which develops biopharmaceuticals, biosurgery products, vaccines and blood collection, processing and storage products and technologies for transfusion therapies; and Renal, which develops products and provides services to treat end-stage kidney disease.

Sales and Operations Outside the United States

The company generates approximately 50% of its revenues outside the United States, selling its products and services in over 100 countries. Baxter’s principal international markets are Europe, Japan, Canada, Asia and Latin America. The company maintains manufacturing and distribution facilities in many locations outside the United States. These global operations provide for extensive resources, and generally lower tax rates, and give Baxter the ability to react quickly to local market changes and challenges. While health-care cost containment continues to be a focus around the world, with the aging population and the availability of new and better medical treatments, demand for health-care products and services continues to be strong worldwide, particularly in developing markets, and is expected to grow over the long-term. The company’s strategies emphasize global expansion and technological innovation to advance medical care worldwide. There are foreign currency fluctuation and other risks associated with operating on a global basis, such as price and currency exchange controls, import restrictions, and volatile economic, social and political conditions in certain countries, particularly in developing countries. Management expects these risks to continue. The company manages its foreign currency exposures on a consolidated basis, which allows the company to net exposures and take advantage of any natural offsets. In addition, the company utilizes derivative and nonderivative financial instruments to further reduce the net exposure to currency fluctuations. Refer to the Financial Instrument Market Risk section below for further information. The company will continue to hedge foreign currency risks where appropriate, and seek opportunities where appropriate to limit potential unfavorable impacts of operating in countries with weakened economic conditions.

Government Regulation

The company’s products and services are subject to substantial regulation by the Food and Drug Administration (FDA) in the United States, as well as other governmental agencies around the world. The company must obtain specific approval from the FDA and non-U.S. regulatory authorities before it can market most of its products. The process of obtaining such approvals can be lengthy and costly, and requires the company to demonstrate product safety and efficacy. There can be no assurance that any new products that the company develops will be approved in a timely or cost-effective manner. The company has sometimes missed anticipated new product launch dates due to regulatory requirements. Further, the company’s products, facilities and

18  Baxter International Inc. 2003 Annual Report

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

operations are subject to continued review by the FDA and other regulatory authorities. The company is subject to possible administrative and legal actions by these regulatory agencies. Such actions may include product recalls, product seizures, injunctions to halt manufacture and distribution, and other civil and criminal sanctions. From time to time, the company has instituted voluntary compliance actions, such as removing products from the market that were found to not meet acceptable standards. Such actions could adversely impact the company’s results of operations. This regulatory environment is expected to continue in the future.

Competition and Customers

The company’s primary markets are highly competitive. There has been consolidation in the company’s customer base and by its competitors, which has resulted in pricing and market share pressures. The company has experienced increases in its labor and material costs, which are partly influenced by general inflationary trends and currency exchange rates. Competitive market conditions have minimized inflation’s impact on the selling prices of the company’s products and services. Although no single company competes with Baxter in all of its businesses, Baxter faces substantial competition in each of its segments, from global and domestic health-care and pharmaceutical companies of all sizes. Competition is focused on price, cost-effectiveness, service, product performance, and technological innovation. This competitive environment requires substantial investments in research and development (R&D), and manufacturing and other facilities.

The trend toward managed care and economically motivated customers has also resulted in continued pressure on product pricing. A substantial portion of Baxter’s products are sold through contracts, both within and outside the United States. Many of these contracts, which are often with group purchasing organizations (GPOs), have terms of more than one year and limits on price increases. These contracts may specify minimum quantities of a particular product or categories of products to be purchased by the customer. As a result of the above-mentioned consolidation, transactions with customers are larger and more complex.

Competition has intensified in each of Baxter’s segments. Within the BioScience segment, the competitive environment for plasma-derived products has changed due to the entry of foreign competitors into the United States market. This has resulted in reduced pricing, significantly impacting the company’s gross margin, and these pressures could continue in the future. Competition in the marketplace for recombinant products has also increased, primarily due to the re-entry of certain competitors into the market, and the expansion of their manufacturing capacity. Within the Medication Delivery segment, increased pricing pressure is expected from generic competition for injectable drugs, and from GPOs in the United States. The company expects reduced pricing due principally to its recently renegotiated long-term agreements with Premier Purchasing Partners L.P. (Premier), a large GPO. Within the Renal segment, competitors are continuing to expand their peritoneal dialysis products manufacturing capacity and sales and marketing channels on a global basis.

Management intends to manage the challenges resulting from these competitive pressures by capitalizing on the breadth and depth of its product lines and its relationships with customers, continuing to explore business development opportunities for partnering, in-licensing, and acquisitions, reducing its cost structure, executing and prioritizing its R&D pipeline, evaluating its business portfolio and assessing alternatives (and, where appropriate, restructuring or divesting under-performing businesses), and by continuing to upgrade its facilities.

KEY FINANCIAL OBJECTIVES AND RESULTS

Management’s financial objectives for 2003 were outlined in last year’s Annual Report. The table below reflects these objectives, along with the company’s results.

2003 Objectives per 2002 Annual Report	Results

Grow sales in the 10-12% range.	Actual net sales increased 10% in 2003.

Grow earnings per diluted share (from continuing operations) to the $2.22-$2.29 range, or growth of 11-15%.	Earnings per diluted share from continuing operations before the cumulative effect of accounting changes was $1.52 in 2003, decreasing 9% from the prior year.

Generate $1.3-$1.5 billion in cash flows from operations.	The company generated $1.4 billion in cash flows from operations during 2003.

As noted above, the company did not meet its earnings per diluted share objective for 2003. Please refer to the discussion below for a description of the factors and events impacting the company’s results for 2003.

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

RESULTS OF CONTINUING OPERATIONS

Net Sales

				Percent increase
years ended December 31 (in millions)	2003	2002	2001	2003	2002

Medication Delivery	$3,838	$3,317	$2,905	16%	14%
BioScience	3,271	3,096	2,786	6%	11%
Renal	1,807	1,697	1,665	6%	2%

Total net sales	$8,916	$8,110	$7,356	10%	10%

				Percent increase
years ended December 31 (in millions)	2003	2002	2001	2003	2002

United States	$4,279	$3,974	$3,721	8%	7%
International	4,637	4,136	3,635	12%	14%

Total net sales	$8,916	$8,110	$7,356	10%	10%

Currency exchange rate fluctuations benefited sales growth by 5 percentage points in 2003, primarily because the United States Dollar weakened relative to the Euro and Japanese Yen. These fluctuations favorably impacted sales growth for all three segments. Currency fluctuations did not have a material impact in 2002.

Medication Delivery    The Medication Delivery segment generated 16% and 14% sales growth in 2003 and 2002, respectively (including the impact of foreign currency fluctuations). Approximately 7 points of growth in 2003 and 4 points in 2002 were generated by recent acquisitions. Refer to Note 3 for further information on the company’s significant acquisitions. Increased sales of certain generic and branded pre-mixed drugs and drug delivery products contributed 4 points and 3 points of sales growth in 2003 and 2002, respectively. Sales of anesthesia and critical care products, excluding acquisitions, increased slightly in 2003 and contributed 3 points of growth in 2002, with growth in 2002 primarily due to increased sales of certain proprietary and generic drugs, as well as the geographic expansion in this business. A significant contributor to the growth rate in 2002 was increased sales of propofol, a generic intravenous drug used for the induction or maintenance of anesthesia in surgery, and as a sedative in monitored anesthesia care. Sales of electronic infusion pumps and related tubing sets contributed 2 points of sales growth in 2003 and increased slightly in 2002. The majority of the remaining sales growth in 2003 and 2002 was driven by increased sales of intravenous therapies, which principally include intravenous solutions and nutritional products. Sales in certain geographic regions, especially the United States and Western Europe, have been impacted by competitive pricing pressures and cost pressures from health-care providers, which are expected to continue in the future. Overall, sales growth in 2004 is expected to be significantly less than in 2003 primarily due to lower incremental sales from acquisitions, increased pricing pressure due to new generic competition in the United States for injectable drugs, lower pricing related to GPO sales in the United States, principally as a result of the new contracts with Premier and reduced distribution sales due to management’s decision to exit certain lower-margin distribution businesses outside the United States. These factors are expected to be partially offset by the segment’s expansion of its higher-margin specialty products outside the United States, as well as a broadening of the portfolio of products and technologies for medication delivery as a result of internal development, and new distribution and alliance agreements.

BioScience    Sales in the BioScience segment increased 6% and 11% in 2003 and 2002, respectively (including the impact of foreign currency fluctuations). The primary driver was increased sales of recombinant products, contributing 4 points of growth in 2003 and 7 points of growth in 2002. Recombinant product growth was fueled by strong demand for Recombinate Antihemophilic Factor (rAHF) (Recombinate), as well as the launch of the advanced recombinant therapy, ADVATE (Antihemophilic Factor (Recombinant), Plasma/Albumin-Free Method) rAHF-PFM (ADVATE), which received regulatory approval in the United States in July 2003. These factors were partially offset by the impact of the entry or re-entry into the marketplace by certain competitors and, in 2003, by the reduction of Recombinate inventories by certain distributors. Sales of vaccines contributed 1 point and 5 points of growth during 2003 and 2002, respectively, with the decreased growth rate in 2003 principally due to lower sales of smallpox vaccines. Smallpox vaccine sales in 2002 benefited from the sale of crude bulk vaccine to Acambis, Inc. (Acambis) in conjunction with its contract with the United States Government. Vaccines sales growth in both years was also fueled by increased sales of vaccines for meningitis C and tick-borne encephalitis. The remaining growth in the segment’s sales in 2003 were principally related to biosurgery products, with sales of other product lines essentially flat as compared to the prior year. Sales of plasma-based products, which were relatively flat in both years, were impacted by increased competition, lower pricing, and a shift in the market from plasma-based to recombinant hemophilia products. As discussed

20  Baxter International Inc. 2003 Annual Report

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

further below, as a result of these competitive pressures, the company closed 26 plasma collection centers and a plasma fractionation plant during 2003 to help improve the economics of the plasma business. Overall, sales growth in this segment in 2004 is expected to be the same as or somewhat less than that in 2003. While recombinant products are expected to continue to generate strong sales growth, sales of plasma-based products are expected to continue to be relatively flat. Vaccine sales, in particular those related to smallpox and NeisVac-C, are impacted by the timing of government tenders. As no significant tenders are expected to be awarded in 2004, sales of vaccines are expected to be lower in 2004 as compared to 2003. Sales of transfusion therapies products are expected to increase modestly, principally due to the continued launch and penetration of the ALYX platform, an automated blood collection system, in the United States.

Renal    Sales from continuing operations in the Renal segment increased 6% and 2% in 2003 and 2002, respectively (including the impact of foreign currency fluctuations). The sales growth in both 2003 and 2002 was driven principally by sales of products for peritoneal dialysis. Increased penetration of products for peritoneal dialysis continues to be strongest in emerging markets such as Latin America and Asia, where many people with end-stage renal disease are currently under-treated. The remainder of the growth in 2003 was primarily related to increased sales of hemodialysis products. In 2002, sales of hemodialysis products declined, primarily outside the United States. Sales in most geographic markets continue to be affected by strong pricing pressures and the effects of market consolidation. Sales growth in 2004 is expected to be somewhat lower than that in 2003.

Gross Margin and Expense Ratios

years ended December 31 (as a percent of sales)	2003	2002	2001

Gross margin	44.5%	46.8%	46.4%
Marketing and administrative expenses	20.1%	19.3%	19.6%

The decline in the gross margin during 2003 was primarily related to the BioScience segment, partially offset by increases in the Medication Delivery segment, coupled with the impact of foreign currency fluctuations across the three segments.

As discussed above, sales of the BioScience segment’s plasma-based products have been impacted by increased competition and related pricing pressures, which, while stabilizing, unfavorably affected the gross margin for these products in 2003. As also noted above, sales of higher-margin smallpox vaccines were lower in 2003 as compared to the prior year. In addition, the gross margin was unfavorably impacted by the strengthening Euro.

The increase in the gross margin in the Medication Delivery segment in 2003 was principally due to strong sales of higher-margin anesthesia and drug delivery products, as well as incremental higher-margin sales related to the December 2002 acquisition of ESI Lederle (ESI), a manufacturer and distributor of injectable drugs used in the U.S. hospital market. The product mix within Medication Delivery was also favorably impacted in 2003 by reduced sales in certain lower-margin distribution businesses in countries outside the United States, as a result of management’s decision to slowly withdraw from these businesses.

The increase in the company’s gross margin in 2002 was principally due to changes in the products and services mix, with a higher sales contribution from higher-margin products, principally Recombinate and smallpox vaccines.

The gross margin in 2004 is expected to be slightly below the gross margin in 2003 primarily due to the above-mentioned lower pricing for certain Medication Delivery products, a lower sales contribution from higher-margin vaccines, and increased employee pension and other postretirement benefit plan costs (as discussed below), partially offset by incremental cost savings relating to the company’s restructuring initiatives (as also discussed below).

Marketing and administrative expenses as a percentage of sales increased during 2003 primarily due to increased investments in sales and marketing programs in conjunction with the launch of new products, such as ADVATE and ALYX, and to drive overall sales growth, as well as the impact of the strengthening Euro.

Expenses related to the company’s pension and other postretirement benefit plans increased in 2003. The increases, which totaled $76 million, were due to a reduction in the long-term rate of return expected on pension assets and a lower discount rate assumption used to calculate benefit costs (together totaling $34 million), demographics and investment returns, which increased the loss amortization component of these benefit expenses by $28 million. This $76 million increase was partially offset by reduced costs of $16 million as a result of a change in the employee vacation policy. The increase in the expense ratio in 2003 was also impacted by $60 million in favorable adjustments recorded in 2002, principally related to favorable insurance recoveries.

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

The decline in the ratio in 2002 compared to 2001 was due to the favorable insurance recoveries, partially offset by increased investments in sales and marketing programs relating to the launch of new products.

Favorably impacting both the gross margin and the expense ratio in 2003 were savings relating to the restructuring actions initiated at the end of the second quarter of 2003. In 2004, and as further discussed below, management expects incremental savings from the restructuring initiatives commenced in 2003. In addition, management expects to identify and begin implementing additional cost-reduction initiatives during 2004. Management also continues to leverage recent acquisitions and aggressively manage costs throughout the company.

In 2004, and as further discussed below, due to a reduction in the discount rate and the amortization of unrecognized losses, and after considering investment returns and demographic and other factors, total pre-tax costs for the company’s pension and other postretirement benefit plans will increase. Such cost increases, which will impact both the gross margin and the expense ratio, are expected to total approximately $60 million.

Research and Development
				Percent increase
years ended December 31 (in millions)	2003	2002	2001	2003	2002

Research and development expenses	$553	$501	$426	10%	18%
as a percent of sales	6.2%	6.2%	5.8%

The company’s in-process R&D (IPR&D) charges, which are discussed in Note 3, are reported separately in the consolidated income statements and are not included in the R&D amounts above. The increase in R&D expenses in 2003 was primarily due to increased investments in the Medication Delivery segment. Recent acquisitions relating to this segment, principally the late 2002 acquisitions of ESI and Epic Therapeutics, Inc. (Epic), a business specializing in the formulation of drugs for injection or inhalation, contributed 4 points to the 2003 R&D growth rate. The increase in 2002 was primarily due to increased investments in the BioScience segment, principally relating to the development of ADVATE (which received regulatory approval in the United States during 2003, as discussed above) and the recombinant hemoglobin protein program (which was discontinued in 2003 because it did not meet expected clinical milestones, as discussed below). Contributing 4 points to the growth rate in 2002 was the October 2001 acquisition of a subsidiary of Degussa AG, ASTA Medica Onkologie GmbH & CoKG (ASTA), which is included in the Medication Delivery segment. Also contributing to the growth rate in both years was increased spending relating to a number of other projects across the three segments. Management does not expect R&D spending to increase significantly in 2004, with increased spending on certain projects offset by the benefits of the 2003 restructuring charge, which is further discussed below, and the termination of certain programs (such as the recombinant hemoglobin protein project).

The status of development, stage of completion, nature and timing of remaining efforts for completion, risks and uncertainties, and other key factors vary by R&D project. In many cases, substantial further R&D will be required to determine the technical feasibility and commercial viability of the projects. Management’s strategy is to focus investments on key R&D initiatives, which we believe will maximize the company’s resources and generate the most significant return on the company’s investment.

IPR&D Charges    The IPR&D charges in 2002 principally consisted of $51 million relating to the acquisition of Fusion Medical Technologies, Inc. (Fusion), a business that developed and commercialized proprietary products used to control bleeding during surgery, and is included in the BioScience segment, $52 million relating to the acquisition of Epic and $56 million relating to the acquisition of ESI. The IPR&D charge in 2001 principally consisted of $250 million relating to the acquisition of ASTA.

The nature of the acquired R&D projects, timing of projected material net cash inflows, assumptions used in the valuation, risks associated with the projects, and other key information, such as post-acquisition terminations and delays of certain projects, are described in Note 3. There can be no assurance that these R&D efforts will be successful. As with all R&D projects, delays in the development, introduction or marketing of a product can result either in such product being marketed at a time when its cost and performance characteristics might not be competitive in the marketplace or in a shortening of its commercial life. If a product is not completed on time, the expected return on the company’s investments could be significantly and unfavorably impacted.

22  Baxter International Inc. 2003 Annual Report

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

Other Special Charges

2003 Restructuring Charge    During the second quarter of 2003, the company recorded a $337 million restructuring charge ($202 million, or $0.33 per diluted share, on an after-tax basis) principally associated with management’s decision to close certain facilities and reduce headcount on a global basis. Management decided to take these actions in order to position the company more competitively, particularly in its plasma business, and to enhance the company’s profitability. The company has closed 26 plasma collection centers across the United States, as well as a plasma fractionation facility located in Rochester, Michigan, in order to improve the economics of its plasma therapies business. In addition, the company is consolidating and integrating several facilities, including facilities in Maryland; Frankfurt, Germany; Issoire, France; and Mirandola, Italy. Management discontinued Baxter’s recombinant hemoglobin protein program because it did not meet the expected clinical milestones. Also included in the charge are costs related to other reductions in the company’s workforce.

Included in the pre-tax charge was $128 million for non-cash costs, principally to write down property, plant and equipment, (P,P&E) and goodwill and other intangible assets due to impairment, and $209 million for cash costs, principally pertaining to severance and other employee-related costs associated with the elimination of approximately 3,200 positions worldwide. Approximately 80% of these positions were eliminated during 2003. Refer to Note 4 for further information regarding this charge, as well as a summary of activity in the reserve for cash costs. The restructuring program is proceeding substantially in accordance with original plans. The majority of the cash costs are expected to be paid and the remaining positions are expected to be eliminated by the end of 2004. Total cash expenditures for this plan are being funded with cash generated from operations.

Management expects that these actions will generate incremental annual savings of $0.15 to $0.20 per diluted share when fully implemented, with the cost savings principally related to employee compensation. Management estimates that the cost savings in 2003 (since the June 2003 announcement date) were approximately $0.05 per diluted share, and expects savings of approximately $0.15 per diluted share in 2004. Management also expects to identify and begin implementing additional cost-reduction initiatives during 2004.

2002 R&D Prioritization Charge    As further discussed in Note 4, in 2002 the company recorded a pre-tax charge of $26 million ($15 million, or $0.02 per diluted share, on an after-tax basis) to prioritize the company’s investments in certain of its R&D programs. The charge was a result of management’s comprehensive assessment of the company’s R&D pipeline with the goal of having a focused and balanced strategic portfolio, which maximizes the company’s resources and generates the most significant return on the company’s investment. Refer to Note 4 regarding utilization of the reserve for cash costs. The majority of the remaining cash costs are expected to be paid in 2004. Management believes the established reserve is adequate to complete the contemplated actions. Total cash expenditures for this plan are being funded with cash generated from operations.

2001 Charge Relating to A, AF and AX Series Dialyzers    In the fourth quarter of 2001 the company recorded a pre-tax charge of $189 million ($156 million, or $0.26 per diluted share, on an after-tax basis) to cover the costs of discontinuing the A, AF and AX (Althane) series Renal segment dialyzer product line and other related costs. Included in the total pre-tax charge was $116 million for non-cash costs, principally for the write-down of goodwill and other intangible assets, inventories and P,P&E due to impairment, and $73 million for cash costs, principally pertaining to legal costs, recall costs, contractual commitments, and severance and other employee-related costs associated with the elimination of approximately 360 positions. The majority of the positions were located in the Ronneby, Sweden and Miami Lakes, Florida manufacturing facilities, which have been closed. Refer to Note 4 for further information regarding this charge, as well as a summary of activity in the reserve for cash costs. The remaining reserve, which principally pertains to legal matters, is expected to be utilized in 2004 and 2005. Management expects that the established reserve for this exit program is adequate to complete the contemplated actions. Total cash expenditures for this exit program are being funded with cash generated from operations. The operating results relating to the A, AF and AX series dialyzers were not significant. Refer to Note 12 for a discussion of legal proceedings and investigations relating to this matter.

Goodwill Amortization

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), effective January 1, 2002, goodwill is no longer amortized, but is subject to periodic impairment reviews. Refer to Note 3 for earnings and per-share earnings information for 2001 assuming, consistent with 2002 and 2003, goodwill and indefinite-lived assets are not amortized.

Net Interest Expense

Net interest expense increased in 2003 principally due to a higher average net debt level as well as the impact of higher effective interest rates. Net interest expense decreased in 2002 principally due to lower effective interest rates, partially offset by a higher

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

average net debt level. Refer to the Liquidity and Capital Resources section below, as well as Note 5, for further information regarding the company’s debt issuances and redemptions during the three-year period ended December 31, 2003. Net interest expense is not expected to change significantly in 2004.

Other Expense (Income)

Included in other income and expense in 2003, 2002 and 2001 were amounts relating to fluctuations in currency exchange rates, minority interests, income and losses related to equity method investments, divestiture gains and asset impairment charges. In 2003, net divestiture gains totaled $40 million, including a $36 million gain on the divestiture of the company’s common stock holdings in Acambis. Included in other expense in 2003 were $11 million in costs associated with the redemption of the company’s convertible bonds. Impairment charges relating to investments whose declines in value were deemed to be other than temporary totaled $34 million in 2003 and $70 million in 2002. Other income in 2001 included a gain from the disposal of an investment, which was substantially offset by impairment charges for other assets, and investments with declines in value that were deemed to be other than temporary. Refer to Note 10 for further information regarding the components of other income and expense and the asset impairment charges.

Pre-Tax Income

Refer to Note 13 for a summary of financial results by segment. Certain items are maintained at the company’s corporate headquarters and are not allocated to the segments. They primarily include the majority of the foreign currency and interest rate hedging activities, certain foreign currency fluctuations, net interest expense, income and expense related to certain non-strategic investments, corporate headquarters costs, certain nonrecurring gains and losses, and certain special charges (such as IPR&D, restructuring, and asset impairments). The following is a summary of significant factors impacting the segments’ financial results.

Medication Delivery    Pre-tax income increased 22% and 25% in 2003 and 2002, respectively. The growth in pre-tax income was primarily the result of strong sales growth, a favorable change in sales mix, the close management of costs, acquisitions, the leveraging of expenses in conjunction with recent acquisitions, and in 2003, favorable changes in currency exchange rates (as noted above, foreign currency hedging activities are recorded at corporate, and are not included in segment results). Favorably impacting the sales mix in 2003 were higher-margin sales related to the December 2002 acquisition of ESI, as well as reduced sales in certain lower-margin distribution businesses in certain countries outside the United States, as a result of management’s decision to slowly withdraw from these businesses. The improved sales mix in 2002 was also partially attributable to recent acquisitions. These factors in both years were partially offset by increased R&D spending, which was primarily related to the fourth quarter 2002 acquisitions of ESI and Epic and the fourth quarter 2001 acquisition of ASTA.

BioScience    Pre-tax income increased 11% and 19% in 2003 and 2002, respectively. The increase in 2003 was primarily due to increased income from the investment in Acambis (which related to Acambis’ smallpox vaccines contract with the United States Government), lower R&D spending, the close management of costs, and favorable fluctuations in currency exchange rates, partially offset by lower gross margins, and increased sales and marketing costs associated with the launch of new products. As discussed above, the lower gross margin in 2003 was primarily related to competitive pricing pressures in the plasma-based products business. The impact of the lower plasma-based products margins was partially offset by the effect of increased sales of recombinant products, which have a higher gross margin. The increase in pre-tax income in 2002 was primarily the result of strong sales growth, an improved gross margin primarily due to a change in product mix (with a higher sales contribution from Recombinate and smallpox vaccines), and the continued leveraging of costs and expenses. These increases were partially offset by pricing pressures in the plasma-based products business, the impact of foreign currency fluctuations, and increased R&D spending.

Renal    Pre-tax income decreased 7% in 2003 and increased 13% in 2002. The decrease in pre-tax income in 2003 was primarily due to lower gross profits, increased sales and marketing costs associated with the launch of new products and increased R&D spending, partially offset by favorable currency exchange rate fluctuations. The increase in pre-tax income in 2002 was primarily due to an improved sales mix, with higher sales of products used for peritoneal dialysis, and the close management of expenses, partially offset by unfavorable currency exchange rate fluctuations, particularly with respect to certain Latin American currencies, and increased R&D spending.

Income Taxes

The effective income tax rate relating to continuing operations was 20%, 26% and 31% in 2003, 2002 and 2001, respectively. The change in the effective income tax rate in 2003 was due to varying tax rates applicable to the restructuring charge, favorable settlements in certain jurisdictions around the world, and the one-time tax cost of nondeductible foreign dividends paid as the

24  Baxter International Inc. 2003 Annual Report

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

company converted to a new tax structure in certain regions. The change in prior years was primarily due to varying tax rates applicable to the above-mentioned special charges. Management anticipates that the effective income tax rate will be approximately 25% in 2004.

Income From Continuing Operations Before the Cumulative Effect of Accounting Changes and Related per Diluted Share Amounts

Income from continuing operations, before the cumulative effect of accounting changes, was $922 million, $1,033 million and $675 million in 2003, 2002 and 2001, respectively. Net earnings per diluted share from continuing operations, before the cumulative effect of accounting changes, was $1.52, $1.67 and $1.11 in 2003, 2002 and 2001, respectively. As discussed above, earnings in all three years included special charges and gains.

Loss From Discontinued Operations

In 2002 management decided to divest certain businesses, principally the majority of the services businesses included in the Renal segment, and recorded a $294 million pre-tax charge ($229 million on an after-tax basis). Management’s decision was based on an evaluation of the company’s business strategy and the economic conditions in certain geographic markets. Management decided that the Renal segment’s long-term sales growth and profitability would be enhanced by increasing focus and resources on expanding the product portfolio in peritoneal dialysis, hemodialysis, continuous renal replacement therapy and renal-related pharmaceuticals. The charge principally pertained to Renal Therapy Services (RTS), which operates dialysis clinics in partnership with local physicians in international markets, RMS Disease Management, Inc., a renal-disease management organization, and RMS Lifeline, Inc., a provider of management services to renal access care centers. Refer to Note 2 for further information, including a summary of the components of the charge, utilization of the reserve for cash costs, and a summary of the operating results of these discontinued operations for the three years ended December 31, 2003.

During 2003, the company sold RMS Lifeline, Inc., RMS Disease Management, Inc., and the Medication Delivery segment’s offsite pharmacy admixture products and services business, and has closed or has under contract the majority of the transactions in connection with the divestiture of the RTS centers. Management believes the established reserve for this exit program is adequate to complete the contemplated actions. Total cash expenditures are being funded with cash generated from operations.

Changes in Accounting Principles

The company adopted two new accounting standards during 2003, SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” and Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46). In conjunction with the adoption of these standards, Baxter recorded a charge to earnings for the cumulative effect of these changes in accounting principles totaling $17 million (net of income tax benefit of $5 million).

In 2002 the company adopted SFAS No. 141, “Business Combinations,” SFAS No. 142 and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144).

The company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and its amendments (SFAS No. 133) in 2001. In accordance with the transition provisions of the standard, the company recorded a cumulative effect reduction to earnings of $52 million (net of tax benefit of $32 million), and a cumulative effect increase to other comprehensive income (OCI, a component of stockholders’ equity) of $8 million (net of tax of $5 million).

Refer to Note 1 for further discussion of these changes in accounting principles.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. A summary of the company’s significant accounting policies is included in Note 1. Certain of the company’s accounting policies are considered critical, as these policies are the most important to the depiction of the company’s financial statements and require significant, difficult or complex judgments by management, often employing the use of estimates about the effects of matters that are inherently uncertain. Estimation methodologies are applied consistently from year to year. Other than changes required due to the issuance of new accounting pronouncements, there have been no significant changes in the company’s application of its critical accounting policies during 2003. The company’s critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. The following is a summary of accounting policies management considers critical to the company’s consolidated financial statements.

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

Revenue Recognition and Related Provisions and Allowances

The company’s policy is to recognize revenues from product sales and services when earned, as defined by GAAP. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectibility is reasonably assured.

The company enters into certain arrangements in which it commits to provide multiple elements to its customers. In accordance principally with Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables,” when the criteria are met, total revenue for these arrangements is allocated among the elements based on the estimated fair value of the individual elements. Fair values are generally determined based on sales of the individual element to other third parties. Management has not determined how reported amounts would change if different fair values were used.

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

The company also provides for the estimated costs that may be incurred under its warranty programs when the cost is both probable and reasonably estimable, which is at the time the related revenue is recognized. The cost is determined based upon actual company experience for the same or similar products as well as any other relevant information. Estimates of future costs under the company’s warranty programs could change based on developments in the future. Management is not able to estimate the probability or amount of any future developments that could impact its reserves, but believes its presently established reserves are adequate.

Stock-Based Compensation

The company has elected to apply the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock-based compensation plans. In accordance with this intrinsic value method, no compensation expense is recognized for the company’s fixed stock option plans and employee stock purchase plans. Included in Note 1 are disclosures of pro forma net income and earnings per share as if the company had accounted for employee stock options and stock purchase plans based on the fair value method of SFAS No. 123, “Accounting for Stock-Based Compensation.” The fair value method requires management to make assumptions, including estimated option and purchase plan lives and future volatilities. The use of different assumptions would result in different pro forma amounts of net income and earnings per share. Management is not able to estimate the probability of actual results differing from expected results, but believes its assumptions are appropriate.

Pension and Other Postretirement Benefit Plans

The company provides pension and other postretirement benefits to certain of its employees. The valuation of the funded status and net periodic pension and other postretirement benefit costs are calculated using actuarial assumptions, which are reviewed annually. The assumptions include rates of increases in employee compensation, interest rates used to discount liabilities, the long-term rate of return on plan assets, anticipated future health-care costs, and other assumptions involving demographic factors such as retirement, mortality and turnover. The selection of assumptions is based on both short-term and long-term historical trends and known economic and market conditions at the time of the valuation. The use of different assumptions would have resulted in different measures of the funded status and net periodic pension and other postretirement benefit expenses. Actual results in the future could differ from expected results. Management is not able to estimate the probability of actual results differing from expected results, but believes its assumptions are appropriate.

The company’s assumptions are listed in Note 9. The most critical assumptions pertain to the plans covering domestic and Puerto Rican employees, as these plans are the most significant to the company’s consolidated financial statements.

For the domestic and Puerto Rico plans, as of the 2003 measurement date, the company used a discount rate of 6% for both the pension and the other postretirement benefit plans, versus the 6.75% used in the prior year. This assumption will be used in calculating the expense for these plans in 2004. The company estimates the discount rate using Moody’s Aa corporate bond index, adjusted for differences in duration between the bonds in the index and Baxter’s pension and other postretirement benefit plan liabilities (14 basis points as of the 2003 measurement date). Because the average duration of Baxter’s pension and other

26  Baxter International Inc. 2003 Annual Report

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

postretirement benefit plans’ liabilities is longer than the average duration of the bonds included in the index, the duration adjustment is made, incorporating expected reinvestment rates, which are extrapolated from the measurement-date yield curve. The change in the discount rate assumption from the prior year reflects changes in market interest rates. Holding all other assumptions constant, for each 50 basis point increase in the discount rate, global pension and other postretirement benefit plan pre-tax expenses would decrease by approximately $23 million. For each 50 basis point decrease in the discount rate, global pension and other postretirement benefit plan pre-tax expenses would increase by approximately $24 million.

As of the 2003 measurement date, the company used a long-term rate of return of 10% for the pension plans covering domestic and Puerto Rican employees, the same as in the prior year. This assumption will be used in calculating net pension expense for 2004. Refer to Note 9 for the company’s targeted asset allocation ranges and actual asset allocations at December 31, 2003 and December 31, 2002. The long duration of the company’s pension liabilities, coupled with management’s long-term view of performance, are the primary determinants of the relatively high targeted asset allocation range for equity securities. Based on history and management’s projections, the volatility of equity investment returns evens out over time, and we believe equity investment returns will be higher over time than for fixed income and other types of investments. Management establishes this long-term asset return assumption based on a review of historical compound average asset returns, both company-specific and relating to the broad market (based on the company’s asset allocation), as well as an analysis of current market information and future expectations. The current asset return assumption is supported by historical market experience. In calculating net periodic pension cost, the expected return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. The difference between this expected return and the actual return on plan assets is a component of the net total unrecognized gain or loss and is subject to amortization in the future, as further discussed below. Holding all other assumptions constant, for each 50 basis point increase (decrease) in the assumed long-term asset rate of return, global pre-tax pension expenses would decrease (increase) by approximately $9 million.

The assumptions relating to employee compensation increases and future health-care costs are based on historical experience, market trends, and anticipated future management actions.

The changes in assumptions for all of Baxter’s defined benefit pension plans and other postretirement benefit plans from the 2002 to the 2003 measurement date will increase the pre-tax expenses for these plans by approximately $33 million for the year ended December 31, 2004. The changes in assumptions from the 2001 to the 2002 measurement date increased pre-tax pension and other postretirement benefit expenses by approximately $34 million for the year ended December 31, 2003. These employee benefit expenses are reported in the same line items in the consolidated income statement as the applicable employee’s compensation expense. The changes in assumptions do not directly impact the company’s cash flows as funding requirements are pursuant to government regulations, which use different formulas and assumptions than GAAP (refer to the Funding of Pension and Other Postretirement Benefit Plans section below). Management may or may not change certain of its assumptions as of the 2004 measurement date. Such determinations will be based on market conditions and future expectations as of that date.

Also impacting pension and other postretirement benefit plan expense is the amortization of net unrecognized gains or losses. As disclosed in Note 9, the company’s benefit plans had a net unrecognized loss of $1.4 billion as of the 2003 measurement date. Gains and losses resulting from actual experience differing from assumptions are determined on each measurement date. If the net total gain or loss exceeds 10% of the greater of plan assets or liabilities, a portion of the net unrecognized gain or loss is amortized to expense over the remaining service lives of employees participating in the plans, beginning in the following year. Based on the 2003 measurement date, the 2004 pre-tax amortization of the net unrecognized loss totals $74 million. Such amortization is subject to change in the future based on offsetting or increased net gains or losses calculated on future measurement dates. Therefore, any gain or loss amortization subsequent to 2004 cannot be determined with accuracy at this time.

Overall, the total pre-tax expense for the company’s pension and other postretirement benefit plans is expected to increase approximately $60 million, from $91 million in 2003. The expected $60 million increase consists of approximately $70 million of increased expenses relating to changes in assumptions (the $33 million discussed above), demographics and investment returns, partially offset by approximately $10 million of higher investment returns relating to the company’s planned funding of its plans during the 2004 measurement period (these changes are expected to increase the loss amortization component of expense from $30 million in 2003 to the $74 million discussed above).

Legal Contingencies

Baxter is currently involved in certain legal proceedings, lawsuits and other claims, which are further discussed in Note 12. Management assesses the likelihood of any adverse judgments or outcomes for these matters, as well as potential ranges of reasonably

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

possible losses, and has established reserves in accordance with GAAP for certain of these legal proceedings. Management also records any insurance recoveries that are probable of occurring. Total legal liabilities and total insurance receivables at December 31, 2003 were $211 million and $131 million, respectively.

The loss estimates are developed in consultation with outside counsel and are based upon analyses of potential results. There is a possibility that resolution of these matters could result in an additional loss in excess of presently established reserves. Also, there is a possibility that resolution of certain of the company’s legal contingencies for which there is no reserve could result in a loss. Management is not able to estimate the amount of such loss or additional loss (or range of loss or additional loss). With respect to the recording of any insurance recoveries, after completing the assessment and accounting for the company’s legal contingencies, management separately and independently analyzes its insurance coverage and records any insurance recoveries that are probable of occurring at the gross amount that is expected to be collected. In performing the assessment, management reviews all available information, including historical company-specific and market collection experience for similar claims, current facts and circumstances pertaining to the particular insurance claim, the financial viability of the applicable insurance company or companies, and other relevant information. Management also consults with and obtains the opinion of external legal counsel in forming its conclusion.

It is possible that future results of operations or net cash flows could be materially affected if actual outcomes are significantly different than management’s assumptions or estimates related to these matters. Management believes that, while such a future charge could have a material adverse impact on the company’s net income and net cash flows in the period in which it is recorded or paid, no such charge would have a material adverse effect on Baxter’s consolidated financial position.

Inventories

The company values its inventories at the lower of cost, determined using the first-in, first-out method, or market value. Market value for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value. We review inventories on hand at least quarterly and record provisions for estimated excess, slow-moving and obsolete inventory, as well as inventory with a carrying value in excess of net realizable value. The regular and systematic inventory valuation reviews include a current assessment of future product demand, anticipated release of new products into the market (either by the company or by competitors), historical experience and product expiration. Uncertain timing of product approvals, variability in product launch strategies, product recalls and variation in product utilization all impact the estimates related to inventory valuation. Additional inventory provisions may be required if future demand or market conditions are less favorable than the company has estimated. Management is not able to estimate the probability of actual results differing from expected results, but believes its estimates are appropriate.

Tax Audits and Valuation Reserves

In the normal course of business, the company is regularly audited by federal, state and foreign tax authorities, and is periodically challenged regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Management believes the company’s tax positions comply with applicable tax law and intends to defend its positions. In evaluating the exposure associated with various tax filing positions, the company records reserves for uncertain tax positions, and management believes these reserves are adequate. The company’s effective tax rate in a given financial statement period could be impacted if the company prevailed in matters for which reserves have been established, or was required to pay amounts in excess of established reserves.

The company maintains valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances are included in the company’s tax provision in the period of change. In determining whether a valuation allowance is warranted, management evaluates factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Accounting for Business Combinations

Assumptions and estimates are employed in determining the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price of many of the company’s acquisitions is assigned to intangible assets, including IPR&D. Management must use significant judgment in determining the fair values of these acquired assets. The income approach is used in estimating the fair value of IPR&D and other intangible assets (excluding goodwill). The income approach requires management to make estimates of future cash flows and to select an appropriate discount rate. Key factors that management considers are the status of development, stage of completion, nature and timing of remaining efforts for completion, risks and uncertainties, and other factors. Management projects future cash flows considering the company’s historical experience

28  Baxter International Inc. 2003 Annual Report

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

and industry trends and averages. No value is assigned to any IPR&D project unless it is probable that the project will be further developed. The use of alternative purchase price allocations and alternative estimated useful lives could result in different intangible asset amortization expense in current and future periods.

Impairment of Assets

Pursuant to SFAS No. 142, goodwill is subject to annual impairment reviews, and whenever indicators of impairment exist. Intangible assets other than goodwill and other long-lived assets are reviewed for impairment in accordance with SFAS No. 144. Refer to Note 1 for further information. The company’s impairment review is based on a discounted cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign exchange rates, the selection of an appropriate discount rate and other assumptions and estimates. The estimates and assumptions used are consistent with the company’s business plans. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of the asset, and potentially result in different impacts to the company’s results of operations. Actual results may differ from management’s estimates.

Hedging Activities

As further discussed in Note 6 and in the Financial Instrument Market Risk section below, the company utilizes derivative instruments to hedge certain of its risks. As Baxter operates on a global basis, there is a risk to earnings associated with fluctuations in currency exchange rates relating to the company’s firm commitments and forecasted transactions expected to be denominated in foreign currencies. Compliance with SFAS No. 133 and the company’s hedging policies requires management to make judgments as to the probability of anticipated hedged transactions. In making these estimates and assessments of probability, management analyzes historical trends and expected future cash flows and plans. The estimates and assumptions used are consistent with the company’s business plans. If management were to make different assessments of probability or make the assessments during a different fiscal period, the company’s results of operations for a given period would be different.

Equity Units

Certain financial instruments utilized by the company are complex and accounting for them requires management to make estimates and judgments that affect the reported amounts of liabilities, stockholders’ equity, net income and earnings per diluted share. If management had made different estimates and judgments, amounts reported in the company’s consolidated financial statements would also be different.

Specifically, in December 2002 the company issued equity units, which are financial instruments that bear characteristics of both liabilities and equity. Each equity unit contains a senior note and a purchase contract that obligates the holder to purchase common stock from Baxter at a future date. The notes are initially pledged by the holders to secure their obligations under the purchase contracts. The holders may separate the notes and contracts by pledging U.S. Treasury securities as collateral. Refer to Note 5 for further discussion of these financial instruments.

The proceeds obtained from issuance of the equity units were allocated to the senior notes and the purchase contracts on a relative fair value basis, with $1.25 billion allocated to the senior notes and $0 allocated to the purchase contracts. The estimated fair values were determined by management based on several valuation techniques, including a review of the prices of similar securities trading in the market, the Black-Scholes model, present value calculations, as well as consultation with outside experts. With respect to the related underwriting costs, management allocated to the senior notes the amount of fees typically charged in the marketplace for a similar issuance on a stand-alone basis ($7.5 million), with the remaining underwriting costs ($30 million) allocated to the purchase contracts. This method was determined to be the most appropriate and objective as, unlike for the purchase contracts, the costs of issuing the senior notes on a stand-alone basis are readily available and known in the marketplace. The costs allocated to the senior notes are being amortized through February 2006, which is the date holders have a contingent right to put the notes to Baxter. The costs allocated to the purchase contracts were charged to additional contributed capital on the issuance date. Had management allocated more (less) of the underwriting costs to the senior notes, Baxter’s results of operations would be lower (higher) in future periods.

The senior notes contain certain features, such as a remarketing provision (where the holders of the senior notes can elect to participate in a resale of the notes to new investors), and contingent put and call options. Management reviewed applicable GAAP and determined that no separate accounting for these features as stand-alone derivatives was required. In arriving at this determination, management made estimates of the probability of certain of the contingencies occurring. Had management made different judgments, the accounting treatment would be different. Management has not quantified this potential impact.

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

With respect to the calculation of earnings per diluted share, the purchase contracts require the holder to settle the contracts in cash, which requires use of the treasury stock method for these contracts. Only in the event of a failed remarketing of the senior notes in February 2006 does the contract holder have the option to surrender the senior note in satisfaction of the purchase contract, triggering use of the if-converted method. As management believes the likelihood of a failed remarketing is remote, use of the treasury stock method is appropriate. Had management determined that the if-converted method was appropriate, the impact would be more dilutive than with use of the treasury stock method.

As disclosed in Note 5, Baxter is making quarterly contract adjustment payments to the purchase contract holders at a rate of 3.4%. The present value of these payments was charged to additional contributed capital and is included in other liabilities, and payments to the holders are allocated between the liability and interest expense based on a constant rate calculation over the life of the contracts. Management used a 3.75% discount rate to calculate this liability. Because, in the event of Baxter’s insolvency, the contract adjustment liability would be settled only after the senior notes have been repaid, the discount rate used to calculate the liability must be higher than the 3.6% coupon rate on the senior notes. The discount rate was estimated by management based on the inherently higher risk associated with the purchase contract liability, in consultation with outside experts. Had management selected a higher (lower) discount rate, the company’s net interest expense would be higher (lower) in future periods.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash flows from continuing operations    Cash flows from continuing operations increased in both 2003 and 2002. In 2003, higher earnings (before non-cash items) and improved cash flows relating to accounts receivable and inventories were partially offset by lower cash flows relating to liabilities. In 2002, higher earnings (before non-cash items) were partially offset by reduced net cash flows principally relating to accounts receivable and inventories.

Accounts Receivable

Cash flows relating to accounts receivable (as well as other working capital items) improved in 2003 as a result of more focus on working capital efficiency. With this increased focus, the company improved its accounts receivable collections (days sales outstanding improved from 54.5 days at December 31, 2002 to 53.0 days at December 31, 2003). The company’s receivable securitization arrangements did not impact cash flows during 2003. Cash flows in 2002 and 2001 benefited $57 million and $118 million, respectively, from the company’s receivable securitization arrangements.

Inventories

The following is a summary of inventories and inventory turns by segment as of December 31 of the respective years.

	Inventories		Inventory Turns
(in millions, except inventory turn data)	2003	2002	2003	2002	2001

BioScience	$1,381	$1,081	1.53	1.65	2.27
Medication Delivery	529	485	4.53	4.60	4.94
Renal	191	179	4.28	4.39	4.29

Total company	$2,101	$1,745	2.56	2.72	3.23

Inventory account balances increased by $356 million from December 31, 2002 to December 31, 2003. Approximately $200 million of the increase (including approximately $165 million in the BioScience segment) was due to fluctuations in currency exchange rates (particularly the Euro), which did not impact cash flows. The decline in turns in the BioScience segment principally pertained to plasma inventories, as a result of the above-mentioned competitive pressures, coupled with long production cycles for many of the products. Inventory balances increased from 2001 to 2002 partially in anticipation of the launch of new products.

Liabilities

Cash flows relating to liabilities were lower in 2003 primarily due to $102 million of increased funding of the company’s pension and other postretirement benefit plans, and $77 million of increased payments relating to the second quarter 2003 restructuring initiatives (which were substantially offset by reduced employee costs as a result of the restructuring initiatives).

Cash flows from discontinued operations    Cash flows from discontinued operations improved in both 2003 and 2002. The increases were principally due to management’s 2002 decision to exit the majority of the RTS business, and thus reduce significant further investments, due to the economic and currency volatility in Latin America, where RTS primarily operated.

30  Baxter International Inc. 2003 Annual Report

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

Cash flows from investing activities

Capital Expenditures

Capital expenditures (including additions to the pool of equipment placed with or leased to our customers) decreased 7% in 2003 and increased 12% in 2002. The company continued to invest in various multi-year capital projects across the three segments, including ongoing projects to increase manufacturing capacity for vaccines, drug delivery and other products. Capital expenditures are made at a level sufficient to support the strategic and operating needs of the businesses. Management expects to reduce its level of investments in capital expenditures to $650 million to $700 million in 2004 as certain significant long-term projects are completed. Management expects that the total of depreciation and amortization expense will be approximately $600 million to $650 million in 2004.

Acquisitions and Investments in and Advances to Affiliates

Net cash outflows relating to acquisitions and investments in affiliates decreased in both 2003 and 2002. The total in 2003 included a $71 million payment (net of $36 million of proceeds relating to the immediate divestiture of certain of the acquired assets to third parties) relating to the acquisition of certain assets from Alpha Therapeutic Corporation (Alpha), most significantly Aralast, a plasma-derived alpha-1 antitrypsin therapeutic. In 2003 the company funded a five-year $50 million loan to Cerus Corporation, a minority investment holding which is included in the BioScience segment. Also included in net cash outflows relating to acquisitions was an $11 million common stock investment in Acambis, a $26 million additional purchase price payment relating to the December 2002 acquisition of ESI, and an $11 million payment for an icodextrin manufacturing facility in England, which is included in the Renal segment.

In 2002, net cash outflows relating to acquisitions related primarily to acquisitions and investments in the Medication Delivery segment, with $308 million relating to the acquisition of ESI, $59 million relating to the acquisition of Epic, $43 million relating to the July 2002 acquisition of Wockhardt Life Sciences Limited, an Indian manufacturer and distributor of intravenous fluids, and $24 million relating to the January 2002 acquisition of Autros Healthcare Solutions Inc., a developer of automated patient information and medication management systems designed to reduce medication errors. As further discussed in Note 3, in May 2002, the company acquired Fusion in a non-cash transaction, with the purchase price paid in Baxter common stock.

In 2001, net cash outflows relating to acquisitions included $455 million related to the acquisition of ASTA and $111 million related to the acquisition of Cook Pharmaceutical Solutions (Cook), formerly a unit of Cook Group Incorporated. Also included in the 2001 total was $38 million related to the Renal segment’s acquisition of certain assets relating to the proprietary recombinant erythropoietin therapeutic for treating anemia in dialysis patients from Elanex Pharma Group. As further discussed in Note 3, the purchase price of Sera-Tec Biologicals, L.P. and a portion of the purchase price of Cook were paid with Baxter common stock.

Divestitures and Other

The cash inflows relating to divestitures and other in 2003 principally consisted of the net cash proceeds relating to the company’s divestiture of its investment in Acambis. The cash inflows relating to divestitures and other in 2002 principally consisted of $41 million relating to the sales of certain land and facilities, $15 million relating to the transfer of assets to Edwards Lifesciences Corporation, as further discussed in Note 2, and a final cash receipt related to a prior year divestiture in the Medication Delivery segment. These cash inflows in 2002 were partially offset by a payment made to extinguish the company’s liability relating to certain put rights. In 2001, the company generated $44 million of cash relating to the sale and leaseback of certain assets.

Cash flows from financing activities

Debt Issuances, Net of Redemptions and Other Payments of Debt

Cash flows from debt issuances, net of redemptions and other payments of debt, decreased in 2003 and increased in 2002. In March 2003, the company issued $600 million of term debt, maturing in March 2015 and bearing a 4.625% coupon rate. In June 2003, the company redeemed $800 million, or substantially all, of its convertible debentures, as the holders exercised their rights to put the debentures to the company. In December 2002, the company issued 25 million 7% equity units in an underwritten public offering and received net proceeds of $1.213 billion. Refer to the Critical Accounting Policies section above as well as Note 5 for a description of the equity units. In April 2002, the company issued $500 million of term debt, maturing in May 2007 and bearing a 5.25% coupon rate. In May 2001 the company issued $800 million of callable convertible debentures which, as discussed above, were put to the company during 2003. The net proceeds of these issuances in 2003, 2002 and 2001 were

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

used for various purposes, principally to fund acquisitions, settle certain equity forward agreements (as further discussed in Note 6), retire existing debt, fund capital expenditures and for general corporate purposes.

Other Financing Activities

Common stock cash dividends decreased in 2003 due to a lower level of common shares outstanding, and increased in 2002 due to a higher level of common shares outstanding. In November 2003, the board of directors declared an annual dividend on the company’s common stock of $0.582 per share. The dividend, which was payable on January 5, 2004 to stockholders of record as of December 12, 2003, is a continuation of the current annual rate. Cash received for stock issued under employee benefit plans decreased in both 2003 and 2002. The decreases were primarily due to a lower level of stock option exercises, partially offset by a higher level of employee stock subscription purchases. As further described in Note 8, the company issued 22 million and 14.95 million shares of common stock pursuant to underwritten offerings in 2003 and 2002, respectively, and received net proceeds of $644 million and $414 million, respectively. The net proceeds from these issuances were principally used to fund acquisitions, retire a portion of the company’s debt, for other general corporate purposes and, as further discussed in Note 6, to settle equity forward agreements. In order to rebalance the company’s capital structure following the acquisition of ASTA, the company issued 9.66 million shares of Baxter common stock in a private placement for $500 million in December 2001. Stock repurchases in both 2003 and 2002 principally related to the company’s decision to exit all of its equity forward agreements.

Credit Facilities and Access to Capital

The company had $927 million of cash and equivalents at December 31, 2003. The company also maintains two primary revolving credit facilities, which totaled $1.4 billion at December 31, 2003. Based on a reassessment of the company’s short-term credit needs, and partly as a result of the above-mentioned June redemption of the company’s convertible bonds, the short-term facility was reduced by $200 million in October 2003 (reducing the total of the two credit facilities from $1.6 billion to $1.4 billion). The credit facilities have funding expiration dates through November 2007. The facilities enable the company to borrow funds on an unsecured basis at variable interest rates. The company has never drawn on these facilities and does not intend to do so in the foreseeable future. Management believes these credit facilities are adequate to support ongoing operational requirements. The credit facilities contain certain covenants, including a maximum net-debt-to-capital ratio and a minimum interest coverage ratio. At December 31, 2003, as in prior periods, the company was in compliance with all covenants. The company’s net-debt-to-capital ratio, as defined below, of 39.6% at December 31, 2003, was well below the credit facilities’ net-debt-to-capital covenant. Similarly, the company’s actual interest coverage ratio of 10.7 to 1 in the fourth quarter of 2003 was well in excess of the minimum interest coverage ratio covenant. The net-debt-to-capital ratio, which is calculated in accordance with the company’s primary credit agreements and is not a measure defined by GAAP, is calculated as net debt (short-term and long-term debt and lease obligations, less cash and equivalents) divided by capital (the total of net debt and stockholders’ equity). The net-debt-to-capital ratio at December 31, 2003 and the corresponding covenant in the company’s credit agreements give 70% equity credit to the company’s equity units. The minimum interest coverage ratio is a four-quarter rolling calculation of the total of income from continuing operations before income taxes plus interest expense (before interest income), divided by interest expense (before interest income). Baxter also maintains other short-term credit arrangements, which totaled $1.08 billion at December 31, 2003, of which $150 million of borrowings were outstanding.

The company intends to fund its short-term and long-term obligations as they mature through cash on hand, future cash flows from operations, by issuing additional debt, or by issuing common stock. As of December 31, 2003, the company can issue up to $399 million of securities, including debt, common stock and other securities, under an effective registration statement filed with the SEC. The company’s debt ratings at December 31, 2003 were A3 by Moody’s, A by Standard & Poor’s and A by Fitch on senior debt, and P2 by Moody’s, A1 by Standard & Poor’s and F1 by Fitch on short-term debt (with a negative outlook from Moody’s and Standard & Poor’s and a stable outlook from Fitch). In January 2004, Standard & Poor’s downgraded its ratings to A- (senior debt) and A2 (short-term debt), and Fitch downgraded its ratings to A- (senior debt) and F2 (short-term debt) and changed to a negative outlook. In February 2004, Moody’s placed its ratings under review for possible downgrade based on concerns regarding the transition to new senior management, challenges in certain businesses, and other factors. The recent downgrades and any future downgrades unfavorably impact the financing costs associated with the company’s credit arrangements and future debt issuances. Specified downgrades, if they occur in the future, would also require the company to post additional collateral pursuant to certain of its arrangements. However, any future downgrades would not affect the company’s ability to draw on its credit facilities, and would not result in an acceleration of the scheduled maturities of any of the company’s outstanding debt.

The company’s ability to generate cash flows from operations, issue debt, enter into other financing arrangements and attract long-term capital on acceptable terms could be adversely affected in the event there is a material decline in the demand for the compa -

32  Baxter International Inc. 2003 Annual Report

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

ny’s products, deterioration in the company’s key financial ratios or credit ratings, or other significantly unfavorable changes in conditions. Management believes it has sufficient financial flexibility in the future to issue debt, enter into other financing arrangements, and attract long-term capital on acceptable terms as may be needed to support the company’s growth objectives.

Contractual Commitments and Contingencies

Contractual Obligations    In the normal course of business, the company enters into contracts and commitments which obligate the company to make payments in the future. The table below sets forth the company’s significant future obligations by time period. For certain obligations, management was required to estimate the timing of future payments. While the actual timing of payments could differ from these estimates, management believes its estimates are reasonable and appropriate, based on all available information.

Except as noted in footnote 4 to the table, the future payments relating to debt, capital leases and other long-term liabilities included in the table are reflected in the company’s consolidated balance sheet at December 31, 2003. In accordance with GAAP, the future payments relating to operating leases and the company’s purchase obligations are not included in the consolidated balance sheet. In accordance with the rules of the SEC, accounts payable, accrued expenses, current and deferred income taxes payable, and contingent liabilities, are excluded from the table below. Purchase obligations are agreements to purchase goods or services from third parties. These commitments do not exceed the company’s projected requirements and are in the normal course of business.

years ended December 31 (in millions)	Total	Less Than One Year		One to Three Years		Three to Five Years	More Than Five Years

Short-term debt	$ 150	$ 150		$ —		$ —	$ —
Long-term debt and lease obligations, including current maturities	4,458	394	[1]	2,274	[2]	970	820
Operating leases[3]	625	137		198		156	134
Other long-term liabilities[4]	1,175	—		1,097		26	52
Purchase obligations[5]	654	435		147		47	25

Contractual cash obligations	$7,062	$1,116		$3,716		$1,199	$1,031

[1]	Includes $40 million of short-term debt and $351 million of commercial paper. As reflected in the Future Minimum Lease Payments and Debt Maturities table in Note 5, this debt is supported by an existing credit facility with a funding expiration date in 2007, and management intends to refinance this debt on a long-term basis.
[2]	Includes $1.25 billion 3.6% notes maturing in 2008, as the holders of the notes have potential put rights in 2006, as further discussed in Note 5.
[3]	Consistent with the presentation of future minimum lease payments in Note 5, the projected cash outflows in this table do not include contingent residual value guarantee payments (totaling $48 million at December 31, 2003) relating to synthetic leases (which have not been consolidated pursuant to FIN 46) as management believes the fair values of the leased properties equal or exceed the lessors’ investments in the leased properties at December 31, 2003.
[4]	The primary components of Other Long-Term Liabilities in the company’s consolidated balance sheet are liabilities relating to pension and other postretirement benefit plans, net investment and other foreign currency hedges, and litigation. Management projected the timing of the future cash payments relating to these obligations based on contractual maturity dates (where applicable), and estimates of the timing of payments based on all available information (for liabilities with no contractual maturity dates).

As disclosed in Note 9, estimated cash payments relating to pension and other postretirement obligations total $119 million in 2004 (and are included in accrued liabilities in the consolidated balance sheet). Because the timing of cash outflows relating to these obligations beyond 2004 is highly uncertain, and is dependent on such variables as future movements in interest rates and investment returns, changes in laws and regulations, and other variables, as determined on future measurement dates, management has not included any such cash outflow amounts beyond 2004 (approximately $1.041 billion) in the table above.

The future cash payments associated with the company’s net investment hedges (long-term portion) in the table above of $786 million are based on contractual maturity dates (all in 2005). However, as in the past, management intends to extend the terms of these hedging instruments past their current maturity dates, as these instruments are intended to serve as long-term hedges of the company’s investments in certain foreign affiliates. The $786 million is offset by the increase in the value of the hedged net assets (which is recorded in the currency translation adjustment account, a component of stockholders’ equity).

[5]	Includes the company’s significant contractual unconditional purchase obligations. For cancelable agreements, includes any penalty due upon cancellation.

Off-Balance Sheet Arrangements and Contingencies    In addition, Baxter periodically enters into off-balance sheet financing arrangements where economical and consistent with the company’s business strategy. In addition, certain contingencies arise in the normal course of business, which are not recorded in the consolidated balance sheet in accordance with GAAP (such as contingent purchase price payments relating to acquisitions). Also, upon resolution of uncertainties, the company may incur charges in excess of presently established liabilities for certain matters (such as legal contingencies). The following is a summary of significant off-balance sheet arrangements and significant contingencies.

Synthetic Leases

Certain of the company’s operating leases are commonly referred to as synthetic leases. Refer to Note 5 for a description of these arrangements. As discussed in Note 1, upon the company’s adoption of FIN 46, three of the lessors (representing the majority of the company’s synthetic leases) were consolidated and hence, the leased assets and related liabilities are now included in Baxter’s

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

consolidated financial statements. The synthetic leases that were not impacted by FIN 46 continue to be accounted for as third-party operating leases.

The synthetic leases include contingent obligations. Upon termination or expiration of these leases, at Baxter’s option, the company must purchase the leased property, arrange for the sale of the leased property, or renew the lease. If the property is sold for an amount less than the lessor’s investment in the leased property, the company is responsible to pay the lessor the difference between the sales price and an agreed-upon percentage of the amount financed by the lessor. Such guarantees relating to entities not consolidated pursuant to FIN 46 are not included in Baxter’s consolidated balance sheets, and totaled $48 million at December 31, 2003. Management believes the fair values of these leased properties equal or exceed the lessors’ investments in the properties at December 31, 2003.

Receivable Securitization Arrangements

Where economical, the company has entered into agreements with various financial institutions whereby it periodically securitizes an undivided interest in certain pools of receivables. Refer to Note 6 for a description of these arrangements. Certain of the arrangements are non-recourse, and others include limited recourse provisions, which are not material to the consolidated financial statements. Neither the buyers of the receivables nor the investors in these transactions have recourse to assets other than the transferred receivables.

A subordinated interest in each securitized portfolio is generally retained by the company. The subordinated interests retained in the transferred receivables are carried as assets in Baxter’s consolidated balance sheet at amounts that approximate fair value, and totaled $70 million at December 31, 2003. Credit losses on these retained interests have historically been immaterial as a result of the securitized assets needing to meet certain eligibility criteria, as further discussed in Note 6.

Shared Investment Plan

In order to align management and shareholder interests, in 1999 the company sold 6.1 million shares of Baxter stock to 142 senior managers. As part of this shared investment plan, the company has guaranteed repayment of participants’ third-party loans. The plan also includes certain risk-sharing provisions. Baxter’s maximum potential obligation relating to this plan was $230 million as of December 31, 2003. Refer to Note 5 for further information.

Potential Additional Purchase Price Payments Relating to Acquisitions

As further discussed in Note 3, the company has contingent liabilities to pay additional purchase price relating to certain business acquisitions. In accordance with GAAP, contingent purchase price payments relating to acquisitions are recorded when the contingencies are resolved. The contingent consideration, if paid, will be recorded as an additional element of the cost of the acquired company. Based on management’s projections, any additional payments relating to the achievement of post-acquisition sales or profit levels will be completely funded by the net cash flows relating to such sales or profits.

Joint Development and Commercialization Arrangements

In the normal course of business, Baxter enters into joint development and commercialization arrangements with third parties, sometimes with investees of the company. The arrangements are varied but generally provide that Baxter will receive certain rights to manufacture, market or distribute a specified technology or product under development by the third party, in exchange for payments by Baxter. At December 31, 2003, the unfunded milestone payments under these arrangements totaled less than $150 million, and the majority of them were contingent upon the third parties’ achievement of contractually specified milestones.

Credit Commitments

As part of its financing program, the company had commitments to extend credit. The company’s total credit commitment at December 31, 2003 was $144 million, of which $129 million was drawn and outstanding. Refer to Note 5 for further information.

Cash Collateral Requirements

Some of the company’s agreements with certain of its creditors are subject to cash collateral requirements in the event net aggregate exposures exceed specified limits. The dollar threshold at which collateral is required declines each year, and the collateral requirements can also increase or decrease with specified changes in Baxter’s credit ratings and with fluctuations in certain currency exchange rates. The amount of cash collateral posted by Baxter at December 31, 2003 was less than $100 million, and is classified in other noncurrent assets in the consolidated balance sheet.

34  Baxter International Inc. 2003 Annual Report

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

Legal Contingencies

Refer to Note 12 for a discussion of the company’s legal contingencies. Upon resolution of any of these uncertainties, the company may incur charges in excess of presently established reserves. While such a future charge could have a material adverse effect on the company’s net income or cash flows in the period in which it is recorded or paid, based on the advice of counsel, management believes that the outcome of these actions, individually or in the aggregate, will not have a material adverse effect on the company’s consolidated financial position.

Funding of Pension and Other Postretirement Benefit Plans    The company’s funding policy for its defined benefit pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that management may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the company, and other factors. Management expects that the company will be required to fund certain of its pension plans in 2004, and the current expected funding amount is approximately $100 million. Management expects that Baxter will have cash outflows of approximately $19 million in 2004 relating to its other postretirement benefit plans. Pension plan liabilities are recorded in the company’s consolidated balance sheet in accordance with GAAP. With respect to the pension plan covering domestic employees, the United States Congress has been considering various changes to the pension plan funding rules, which could affect future required cash contributions. Management’s expected future contributions and benefit payments disclosed in this report are based on current laws and regulations, and do not reflect any potential future legislative changes.

Insurance Coverage    In view of business conditions in the insurance industry, the company’s liability insurance coverage, including product liability insurance, with respect to insured occurrences after April 30, 2003, is significantly less than the coverage available for insured occurrences prior to that date. These reductions in insurance coverage available to the company reflect current trends in the liability insurance area generally, and are not unique to the company. Management will continue to pursue higher coverage levels and lower self-insured retentions in the future, when available. It is possible that the company’s net income and cash flows could be adversely affected in the future as a result of any losses sustained in the future.

Stock Repurchase Program

As authorized by the board of directors, from time to time the company repurchases its stock on the open market to optimize its capital structure depending upon its cash flows, net debt level and current market conditions. As further discussed in Note 6, the company has also repurchased its stock from counterparty financial institutions in conjunction with the settlement of its equity forward agreements. As of December 31, 2003, $243 million was remaining under the board of directors’ October 2002 authorization. No open-market repurchases were made in 2003. Total stock repurchases (including those associated with the settlement of equity forward agreements) were $714 million, $1,169 million and $288 million in 2003, 2002 and 2001, respectively.

Stock Split

On February 27, 2001, Baxter’s board of directors approved a two-for-one stock split of the company’s common shares. On May 30, 2001, shareholders of record on May 9, 2001, received one additional share of Baxter common stock for each share held on May 9, 2001. All share and per share data in this report, except the consolidated statements of stockholders’ equity and comprehensive income, has been adjusted and restated to reflect the stock split.

FINANCIAL INSTRUMENT MARKET RISK

The company operates on a global basis, and is exposed to the risk that its earnings, cash flows and stockholders’ equity could be adversely impacted by fluctuations in currency exchange rates, interest rates and the market price of the company’s common stock. The company’s hedging policy attempts to manage these risks to an acceptable level based on management’s judgment of the appropriate trade-off between risk, opportunity and costs. Refer to Note 6 for further information regarding the company’s financial instruments and hedging strategies.

Currency Risk

The company is primarily exposed to currency exchange-rate risk with respect to firm commitments, forecasted transactions and net assets denominated in the Euro, Japanese Yen, British Pound and Swiss Franc. The company manages its foreign currency exposures on a consolidated basis, which allows the company to net exposures and take advantage of any natural offsets. In addition, the company utilizes derivative and nonderivative financial instruments to further reduce the net exposure to currency fluctuations. Gains and losses on the hedging instruments are intended to offset losses and gains on the hedged transactions with the goal of reducing the earnings and stockholders’ equity volatility resulting from fluctuations in currency exchange rates.

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

The company principally uses forward and option contracts to hedge the risk to earnings associated with fluctuations in currency exchange rates relating to the company’s firm commitments and forecasted transactions expected to be denominated in foreign currencies. The company enters into foreign currency forward agreements and cross-currency swap agreements to hedge certain receivables, payables and debt denominated in foreign currencies. The company also periodically hedges certain of its net investments in international affiliates using a combination of debt denominated in foreign currencies and cross-currency swap agreements. Certain other firm commitments and forecasted transactions are also periodically hedged with forward and option contracts.

As part of its risk-management program, the company performs sensitivity analyses to assess potential changes in the fair value of its foreign exchange financial instruments relating to hypothetical and reasonably possible near-term movements in currency exchange rates. A sensitivity analysis of changes in the fair value of foreign exchange forward and option contracts outstanding at December 31, 2003, while not predictive in nature, indicated that if the United States Dollar uniformly fluctuated unfavorably by 10% against all currencies, on a net-of-tax basis, the net liability balance of $100 million with respect to those contracts would increase by $139 million. A similar analysis performed with respect to forward and option contracts outstanding at December 31, 2002 indicated that, on a net-of-tax basis, the net asset balance of $11 million would decrease by $112 million. With respect to the company’s cross-currency swap agreements used to hedge the net assets of certain consolidated foreign affiliates, if the United States Dollar uniformly weakened by 10%, on a net-of-tax basis, the net liability balance of $598 million with respect to those contracts outstanding at December 31, 2003 would increase by $261 million. A similar analysis performed with respect to the cross-currency swap agreements outstanding at December 31, 2002 indicated that, on a net-of-tax basis, the net liability balance of $311 million would increase by $243 million. Any increase or decrease in the fair value of cross-currency swap agreements relating to changes in spot currency exchange rates is completely offset by the change in the value of the hedged net assets relating to changes in spot currency exchange rates. Management intends to continue to extend the terms of its hedging instruments past their current contractual maturity dates. The sensitivity analysis model recalculates the fair value of the foreign currency forward, option and swap contracts outstanding at December 31 of each year by replacing the actual exchange rates at December 31, 2003 and 2002, respectively, with exchange rates that are 10% unfavorable to the actual exchange rates for each applicable currency. All other factors are held constant. These sensitivity analyses disregard the possibility that currency exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency. The analyses also disregard the offsetting change in value of the underlying hedged transactions and balances.

Interest Rate and Other Risks

The company is also exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in interest rates. The company’s policy is to manage interest costs using a mix of fixed and floating rate debt that management believes is appropriate. To manage this mix in a cost efficient manner, the company periodically enters into interest rate swaps, in which the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional amount. The company also uses forward-starting interest rate swaps and treasury rate locks to hedge the risk to earnings associated with fluctuations in interest rates relating to anticipated issuances of term debt.

As part of its risk-management program, the company performs sensitivity analyses to assess potential gains and losses in earnings relating to hypothetical movements in interest rates. A 21 basis-point increase in interest rates (approximately 10% of the company’s weighted-average interest rate during 2003) affecting the company’s financial instruments, including debt obligations and related derivatives, and investments, would have an immaterial effect on the company’s 2003 and 2002 earnings and on the fair value of the company’s fixed-rate financial instruments as of the end of such fiscal years.

As discussed in Note 6, the fair values of the company’s long-term litigation liabilities and related insurance receivables were computed by discounting the expected cash flows based on currently available information. A 10% movement in the assumed discount rate would have an immaterial effect on the fair values of those assets and liabilities.

With respect to the company’s investments in affiliates, management believes any reasonably possible near-term losses in earnings, cash flows and fair values would not be material to the company’s consolidated financial position.

NEW ACCOUNTING AND DISCLOSURE STANDARDS

SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” an amendment of SFAS Nos. 87, 88 and 106, was issued in December 2003. This standard retains existing disclosure requirements relating to pensions and other postretirements benefits, and contains additional requirements, including those relating to interim financial statements. The annual disclosure requirements for the company’s domestic and foreign plans were adopted in these consolidated

36  Baxter International Inc. 2003 Annual Report

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

financial statements, and are included in Note 9. The quarterly disclosure requirements will be adopted in Baxter’s consolidated financial statements for the quarter ended March 31, 2004.

As further discussed in Note 1, in December 2003 the Financial Accounting Standards Board revised and reissued FIN 46. As noted above, the company adopted FIN 46 in 2003. The provisions of the revised and reissued FIN 46 must be adopted by the company no later than March 31, 2004. Management is in the process of analyzing the new standard, and does not expect that adoption will have a material impact on the company’s consolidated financial statements.

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

Management believes that the foundation of an effective system of internal controls is a strong ethical company culture. The Corporate Responsibility Office, which was established in 1993 and reports to the Public Policy Committee of the Board of Directors, is responsible for developing and communicating Baxter’s business practice standards and policies; providing guidance and operating multiple channels of communication for reporting potential business practice violations, including a confidential toll-free telephone number; and monitoring global compliance through, among other processes, its structure of regional business practice committees. The monitoring process includes an annual certification of compliance with Baxter’s business practice standards by senior managers and thousands of other employees worldwide. These activities are coordinated and implemented by Baxter’s Business Practices staff.

Management maintains a system of internal controls (including disclosure controls) designed to provide reasonable assurance that Baxter’s assets are protected and that transactions are appropriately authorized and recorded to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Disclosure controls designed to the concept of reasonable assurance are based on the recognition that there are inherent limitations in all systems of controls, and the cost of such systems should not exceed the benefits derived. The system of internal controls are supported by qualified personnel, organizational assignments that provide appropriate delegation of authority and division of responsibility, written policies and procedures, and Baxter’s Disclosure Committee. Internal controls are monitored by a staff of corporate auditors who recommend changes to the system in response to changes in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed entirely of independent directors, meets periodically with management, the corporate auditors and the independent auditor to review audit plans and results, internal controls, financial reports and related matters. Both the corporate auditors and the independent auditor report directly to the Audit Committee, periodically meet privately with the committee and have unrestricted access to its individual members. The Audit Committee has established policies and practices consistent with corporate reform laws to ensure auditor independence.

PricewaterhouseCoopers LLP, independent auditors, are engaged by the Audit Committee to audit Baxter’s consolidated financial statements in accordance with auditing standards generally accepted in the United States of America. Their opinion is based on procedures that they believe to be sufficient to provide reasonable assurance that the consolidated financial statements contain no material errors.

Harry M. Jansen Kraemer, Jr.	Brian P. Anderson
Chairman and Chief	Senior Vice President and
Executive Officer	Chief Financial Officer

38  Baxter International Inc. 2003 Annual Report

REPORT  OF  INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Baxter International Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders’ equity and comprehensive income present fairly, in all material respects, the financial position of Baxter International Inc. (the company) and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2003, the company adopted Statement of Financial Accounting Standards (SFAS) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities.” Effective January 1, 2002, the company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002 for all goodwill and intangible assets acquired prior to July 1, 2001. Effective January 1, 2001, the company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

PricewaterhouseCoopers LLP

Chicago, Illinois

February 20, 2004

CONSOLIDATED  BALANCE  SHEETS

as of December 31 (in millions, except share information)		2003	2002

Current Assets	Cash and equivalents	$927	$1,169
	Accounts and other current receivables	1,979	1,838
	Inventories	2,101	1,745
	Short-term deferred income taxes	140	125
	Prepaid expenses and other	290	283

	Total current assets	5,437	5,160

Property, Plant and Equipment, Net		4,585	3,907

Other Assets	Goodwill	1,648	1,494
	Other intangible assets	611	526
	Other	1,498	1,391

	Total other assets	3,757	3,411

	Total assets	$13,779	$12,478

Current Liabilities	Short-term debt	$150	$112
	Current maturities of long-term debt and lease obligations	3	108
	Accounts payable and accrued liabilities	3,105	3,043
	Income taxes payable	561	588

	Total current liabilities	3,819	3,851

Long-Term Debt and Lease Obligations		4,421	4,398

Other Long-Term Liabilities		2,216	1,290

Commitments and Contingencies

Stockholders’ Equity	Common stock, $1 par value, authorized 2,000,000,000 shares, issued 648,574,109 shares in 2003 and 626,574,109 shares in 2002	649	627
	Common stock in treasury, at cost, 37,273,424 shares in 2003 and 27,069,808 shares in 2002	(1,863)	(1,326)
	Additional contributed capital	3,773	3,223
	Retained earnings	2,194	1,689
	Accumulated other comprehensive loss	(1,430)	(1,274)

	Total stockholders’ equity	3,323	2,939

	Total liabilities and stockholders’ equity	$13,779	$12,478

The accompanying notes are an integral part of these consolidated financial statements.

40  Baxter International Inc. 2003 Annual Report

CONSOLIDATED  STATEMENTS  OF  INCOME

years ended December 31 (in millions, except per share data)		2003	2002	2001

Operations	Net sales	$8,916	$8,110	$7,356
	Costs and expenses
	Cost of goods sold	4,951	4,318	3,944
	Marketing and administrative expenses	1,796	1,562	1,440
	Research and development expenses	553	501	426
	In-process R&D (IPR&D) charges	—	163	280
	Restructuring charges	337	26	—
	Charge relating to A, AF and AX series dialyzers	—	—	189
	Goodwill amortization	—	—	43
	Net interest expense	87	51	68
	Other expense (income)	42	92	(13)

	Total costs and expenses	7,766	6,713	6,377

	Income from continuing operations before income taxes and cumulative effect of accounting changes	1,150	1,397	979
	Income tax expense	228	364	304

	Income from continuing operations before cumulative effect of accounting changes	922	1,033	675
	Loss from discontinued operations, including exit charge in 2002 of $229, net of income tax benefit	(24)	(255)	(11)

	Income before cumulative effect of accounting changes	898	778	664
	Cumulative effect of accounting changes, net of income tax benefit	(17)	—	(52)

	Net income	$881	$778	$612

Per Share Data	Earnings per basic common share
	Continuing operations, before cumulative effect of accounting changes	$1.54	$1.72	$1.15
	Discontinued operations	(0.04)	(0.43)	(0.02)
	Cumulative effect of accounting changes	(0.03)	—	(0.09)

	Net income	$1.47	$1.29	$1.04

	Earnings per diluted common share
	Continuing operations, before cumulative effect of accounting changes	$1.52	$1.67	$1.11
	Discontinued operations	(0.04)	(0.41)	(0.02)
	Cumulative effect of accounting changes	(0.03)	—	(0.09)

	Net income	$1.45	$1.26	$1.00

	Weighted average number of common shares outstanding
	Basic	599	600	590
	Diluted	606	618	609

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

years ended December 31 (in millions) (brackets denote cash outflows)		2003	2002	2001

Cash Flows from Operations	Income from continuing operations before cumulative effect of accounting changes	$922	$1,033	$675
	Adjustments
	Depreciation and amortization	545	439	427
	Deferred income taxes	106	72	116
	Loss (gain) on asset dispositions and impairments, net	(14)	26	(20)
	IPR&D charges	—	163	280
	Restructuring charges	337	26	—
	Charge relating to A, AF and AX series dialyzers	—	—	189
	Other	14	40	7
	Changes in balance sheet items
	Accounts receivable	4	(276)	(114)
	Inventories	(151)	(269)	(177)
	Accounts payable and accrued liabilities	(152)	39	(84)
	Restructuring payments	(79)	(2)	—
	Net litigation payable and other	(108)	(40)	(118)

	Cash flows from continuing operations	1,424	1,251	1,181

	Cash flows from discontinued operations	1	(58)	(95)

	Cash flows from operations	1,425	1,193	1,086

Cash Flows from Investing Activities	Capital expenditures (including additions to the pool of equipment placed with or leased to customers of $110, $114 and $118 in 2003, 2002 and 2001, respectively)	(789)	(848)	(759)
	Acquisitions (net of cash received) and investments in and advances to affiliates	(184)	(492)	(805)
	Divestitures and other	87	34	35

	Cash flows from investing activities	(886)	(1,306)	(1,529)

Cash Flows from Financing Activities	Issuances of debt	696	2,412	2,108
	Redemption of debt and lease obligations	(1,477)	(633)	(946)
	Increase (decrease) in debt with maturities of three months or less, net	341	(185)	(756)
	Common stock cash dividends	(346)	(349)	(341)
	Proceeds from stock issued under employee benefit plans	105	180	192
	Other issuances of stock	644	414	500
	Purchases of treasury stock	(714)	(1,169)	(288)

	Cash flows from financing activities	(751)	670	469

Effect of Foreign Exchange Rate Changes on Cash and Equivalents		(30)	30	(23)

Increase (Decrease) in Cash and Equivalents		(242)	587	3

Cash and Equivalents at Beginning of Year		1,169	582	579

Cash and Equivalents at End of Year		$927	$1,169	$582

Supplemental schedule of noncash investing activities Fair value of assets acquired, net of liabilities assumed		$184	$652	$1,042
Common stock issued at fair value		—	160	237

Net cash paid		$184	$492	$805

Other supplemental information
Interest paid, net of portion capitalized		$142	$83	$109
Income taxes paid		$130	$312	$243

The accompanying notes are an integral part of these consolidated financial statements.

42  Baxter International Inc. 2003 Annual Report

CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  EQUITY  AND  COMPREHENSIVE  INCOME

	2003		2002		2001
as of or for the years ended December 31 (in millions)	Shares	Amount	Shares	Amount	Shares	Amount

Common Stock
Beginning of year	627	$ 627	609	$ 609	298	$ 298
Common stock issued	22	22	15	15	10	10
Common stock issued for acquisitions	—	—	3	3	3	3
Two-for-one stock split	—	—	—	—	298	298

End of year	649	649	627	627	609	609

Common Stock in Treasury
Beginning of year	27	(1,326)	10	(328)	5	(349)
Common stock issued for acquisitions	—	—	—	—	(2)	63
Purchases of common stock	15	(714)	23	(1,169)	9	(288)
Common stock issued under employee benefit plans	(5)	177	(6)	171	(7)	246
Two-for-one stock split	—	—	—	—	5	—

End of year	37	(1,863)	27	(1,326)	10	(328)

Additional Contributed Capital
Beginning of year		3,223		2,815		2,506
Common stock issued		622		399		490
Common stock issued for acquisitions		—		157		171
Equity units issued		—		(157)		—
Common stock issued under employee benefit plans		(72)		9		(54)
Two-for-one stock split		—		—		(298)

End of year		3,773		3,223		2,815

Retained Earnings
Beginning of year		1,689		1,093		853
Net income		881		778		612
Elimination of reporting lag for international operations		—		—		(23)
Common stock cash dividends		(356)		(346)		(349)
Change to equity method of accounting for a minority investment		(14)		—		—
Distribution of Edwards Lifesciences Corporation common stock to stockholders		(6)		164		—

End of year		2,194		1,689		1,093

Accumulated Other Comprehensive Loss
Beginning of year		(1,274)		(432)		(649)
Other comprehensive income (loss)		(156)		(842)		217

End of year		(1,430)		(1,274)		(432)

Total stockholders’ equity		$3,323		$2,939		$3,757

Comprehensive Income (Loss)
Net income		$881		$778		$ 612

Cumulative effect of accounting change, net of tax of $5		—		—		8
Currency translation adjustments		502		167		60
Unrealized net gain (loss) on hedges of net investments in foreign operations, net of tax expense (benefit) of ($232) in 2003, ($223) in 2002 and $58 in 2001		(384)		(370)		95
Unrealized net gain (loss) on other hedging activities, net of tax expense (benefit) of ($54) in 2003, ($67) in 2002 and $45 in 2001		(106)		(114)		74
Unrealized net gain (loss) on marketable equity securities, net of tax expense (benefit) of $1 in 2003, ($5) in 2002 and ($14) in 2001		2		(8)		(20)
Additional minimum pension liability, net of tax benefit of $86 in2003 and $287 in 2002		(170)		(517)		—

Other comprehensive income (loss)		(156)		(842)		217

Elimination of reporting lag for international operations, net of tax benefit of $8		—		—		(23)

Total comprehensive income (loss)		$725		$(64)		$ 806

The accompanying notes are an integral part of these consolidated financial statements.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Note 1

Summary of Significant Accounting Policies

The Company and Financial Statement Presentation

Baxter International Inc. (Baxter or the company) is a global medical products and services company with expertise in medical devices and supplies, pharmaceuticals and biotechnology that, through its subsidiaries, assists health-care professionals and their patients with the treatment of complex medical conditions, including hemophilia, immune disorders, infectious diseases, kidney disease, trauma and other conditions. The company’s products and services are described in Note 13.

The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Baxter and its majority-owned subsidiaries, any minority-owned subsidiaries that Baxter controls, and variable interest entities (VIEs) in which Baxter is the primary beneficiary. All significant intercompany balances and transactions have been eliminated in consolidation.

In the first quarter of 2003, a charge of $14 million was recorded directly to retained earnings in conjunction with the change from the cost method to the equity method of accounting for a minority investment in Acambis, Inc. (Acambis). The change in method was a result of Baxter’s increase in its common stock ownership of Acambis, which resulted in Baxter having the ability to exercise significant influence over the investee’s operating and financial policies.

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

Changes in Accounting Principles

The company adopted three new accounting standards during the three-year period ended December 31, 2003 which resulted in charges to earnings for the cumulative effect of changes in accounting principles. In 2003, the company adopted Statement of Financial Accounting Standards (SFAS) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS No. 150), and Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46), with cumulative effect net-of-tax charges to earnings totaling $17 million. In 2001 the company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and its amendments (SFAS No. 133), with a cumulative effect net-of-tax charge to earnings of $52 million.

In addition, see discussion below regarding the adoptions of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142) and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144).

SFAS No. 150

SFAS No. 150, which was effective July 1, 2003, requires that certain financial instruments, which previously had been classified as equity, be classified as liabilities. This new standard was applied to the company’s equity forward agreements outstanding on that date. As a result, on July 1, 2003, the company recognized a $571 million liability relating to these agreements (representing the net present value of the redemption amounts on that date), reduced stockholders’ equity by $561 million (representing the value of the underlying shares at the contract inception dates), and recorded the difference of $10 million as a cumulative effect of a change in accounting principle. Other than for the impact of adoption, SFAS No. 150 did not have a material impact on the company’s consolidated financial statements. The company settled these equity forward agreements, which are further discussed in Note 6, during the third quarter of 2003.

FIN 46

FIN 46, which was adopted July 1, 2003, defines VIEs and requires that a VIE be consolidated if certain conditions are met. Upon adoption of this new standard, Baxter consolidated three VIEs. The VIEs pertain to certain of Baxter’s lease arrangements in which the company is the primary beneficiary. The leases principally relate to an office building in California and plasma collection centers in various locations throughout the United States. The consolidation of the VIEs on July 1, 2003 resulted in an increase in property and equipment of $160 million and a net increase in debt and other liabilities of $167 million. The difference of $7 million (net of income tax benefit of $5 million) was recorded as a cumulative effect of a change in accounting principle. Other than for the impact of adoption, FIN 46 did not have a material impact on the company’s consolidated financial statements.

In December 2003 the FASB revised and reissued FIN 46 (FIN 46-R). The provisions of FIN 46-R must be adopted by the company no later than March 31, 2004. Management is in the process of analyzing the new standard, and does not expect

44  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

that adoption will have a material impact on the company’s consolidated financial statements.

SFAS No. 133

SFAS No. 133, which was effective January 1, 2001, requires that all derivatives subject to the standard be recognized on the balance sheet at fair value. Refer to the derivatives and hedging activities section below for a discussion of the accounting treatment of derivatives under SFAS No. 133. Upon adoption of the standard, the difference between the fair values and the book values of all freestanding derivatives was reported as the cumulative effect of a change in accounting principle totaling $52 million (net of income tax benefit of $32 million). The company also recorded a cumulative effect increase to other comprehensive income (OCI), which is a component of stockholders’ equity, of $8 million (net of income tax expense of $5 million).

Revenue Recognition

The company’s policy is to recognize revenues from product sales and services when earned, as defined by GAAP. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectibility is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. In certain circumstances the company enters into arrangements in which it commits to provide multiple elements to its customers. In accordance principally with Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” when the criteria are met, total revenue for these arrangements is allocated among the elements based on the estimated fair values of the individual elements. Fair values are generally determined based on sales of the individual element to other third parties. Provisions for discounts, rebates to customers, and returns are provided for at the time the related sales are recorded, and are reflected as a reduction of sales.

Stock Compensation Plans

The company has a number of stock-based employee compensation plans, including stock option, stock purchase and restricted stock plans, which are described in Note 8. The company applies the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for these plans. In accordance with this intrinsic value method, no compensation expense is recognized for the company’s fixed stock option plans and employee stock purchase plans. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to all stock-based employee compensation.

years ended December 31 (in millions, except per share data)	2003	2002	2001

Net income, as reported	$ 881	$ 778	$ 612
Add: Stock-based employee compensation expense included in reported net income, net of tax	1	2	3
Deduct: Total stock-based employee compensation expense determined under the fair value method, net of tax	(157)	(159)	(167)

Pro forma net income	$ 725	$ 621	$ 448

Earnings per basic share
As reported	$1.47	$1.29	$1.04
Pro forma	$1.21	$1.04	$0.76
Earnings per diluted share
As reported	$1.45	$1.26	$1.00
Pro forma	$1.20	$1.02	$0.74

Pro forma compensation expense for stock options and employee stock purchase subscriptions was calculated using the Black-Scholes model. The weighted-average assumptions used in calculating the pro forma expense and the weighted-average fair values of the grants and subscriptions in each year were as follows.

	2003	2002	2001

Employee stock option plans
Dividend yield	2%	2%	1%
Expected volatility	38%	37%	36%
Risk-free interest rate	3.4%	4.1%	4.9%
Expected life (in years)	6	6	6
Fair values	$9.19	$15.61	$18.21
Employee stock purchase plans
Dividend yield	2%	2%	1%
Expected volatility	55%	38%	43%
Risk-free interest rate	1.2%	1.8%	4.1%
Expected life (in years)	1	1	1
Fair values	$7.83	$12.41	$18.56

Foreign Currency Translation

The results of operations for non-U.S. subsidiaries, other than those located in highly inflationary countries or for which the United States dollar is the functional currency, are translated into United States dollars using the average exchange rates during the year, while assets and liabilities are translated using period-end rates. Resulting translation adjustments are recorded as currency translation adjustments (CTA) within OCI. Where foreign affiliates operate in highly inflationary economies, non-monetary amounts are remeasured at historical exchange rates while monetary assets and liabilities are remeasured at the current rate with the related adjustments reflected in the consolidated statements of income.

Allowance for Doubtful Accounts

In the normal course of business, the company provides credit to customers in the health-care industry, performs credit eval-

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

uations of these customers and maintains reserves for potential credit losses. In determining the amount of the allowance for doubtful accounts, management considers historical credit losses, the past due status of receivables, payment history and other customer-specific information, and any other relevant factors or considerations. Receivables are written off when management determines they are uncollectible. Credit losses, when realized, have been within the range of management’s allowance for doubtful accounts. The allowance for doubtful accounts was $66 million and $62 million at December 31, 2003 and 2002, respectively.

Securitizations of Receivables

The company accounts for the securitization of receivables in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” When the company sells receivables in connection with these securitizations, a subordinated interest in the securitized portfolio is generally retained by the company, and Baxter continues to service the receivables. The carrying value of the transferred receivables is allocated between the portion sold and the portion retained by Baxter based on their relative fair values. The difference between the net cash proceeds received and the allocated carrying value of the receivables sold, which is recognized immediately in the consolidated statements of income, is not material. The retained interests are principally classified in other noncurrent assets.

Product Warranties

The company provides for the estimated costs that may be incurred under its warranty programs when the cost is both probable and reasonably estimable, which is at the time the related revenue is recognized. The cost is determined based upon actual company experience for the same or similar products as well as any other relevant information.

as of and for the years ended December 31 (in millions)	2003	2002

Beginning of year	$ 53	$ 45
New warranties and adjustments to existing warranties	29	34
Payments in cash or in kind	(29)	(26)

End of year	$ 53	$ 53

Inventories as of December 31 (in millions)	2003	2002

Raw materials	$ 568	$ 439
Work in process	731	511
Finished products	802	795

Total inventories	$2,101	$1,745

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value. Reserves for excess and obsolete inventory were $121 million and $118 million at December 31, 2003 and 2002, respectively.

Property, Plant and Equipment as of December 31 (in millions)	2003	2002

Land	$172	$129
Buildings and leasehold improvements	1,558	1,300
Machinery and equipment	4,443	3,671
Equipment with customers	653	567
Construction in progress	955	1,012

Total property, plant and equipment, at cost	7,781	6,679
Accumulated depreciation and amortization	(3,196)	(2,772)

Property, plant and equipment, net (P,P&E)	$4,585	$3,907

Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from 3 to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes. Depreciation expense was $444 million, $359 million and $326 million in 2003, 2002 and 2001, respectively. Repairs and maintenance expense was $182 million, $167 million and $167 million in 2003, 2002 and 2001, respectively.

Acquisitions

Acquisitions are accounted for under the purchase method. The company applies the provisions of SFAS No. 141, “Business Combinations,” in accounting for acquisitions completed after June 30, 2001. Results of operations of acquired companies are included in the company’s results of operations as of the respective acquisition dates. The purchase price of each acquisition is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. A portion of the purchase price for certain acquisitions is allocated to in-process research and development (IPR&D) and immediately expensed. Any purchase price in excess of these net assets is recorded as goodwill. The allocation of purchase price in certain cases may be subject to revision based on the final determination of fair values. Contingent purchase price payments are generally recorded when the contingencies are resolved. The contingent consideration, if paid, is recorded as an additional element of the cost of the acquired company.

IPR&D

Amounts allocated to IPR&D are determined using the income approach, which measures the value of an asset by the

46  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

present value of its future economic benefits. Estimated cash flows are discounted to their present values at rates of return that reflect the risks associated with the particular projects. The status of development, stage of completion, assumptions, nature and timing of remaining efforts for completion, risks and uncertainties, and other key factors may vary by individual project. The valuations incorporate the stage of completion for each individual project. Projected revenue and cost assumptions are determined considering the company’s historical experience and industry trends and averages. No value is assigned to any IPR&D project unless it is probable as of the acquisition date that the project will be further developed.

Long-Lived Asset Impairment Reviews

Pursuant to SFAS No. 142, goodwill related to acquisitions completed after June 30, 2001 and all goodwill effective January 1, 2002 is not being amortized, but is subject to at least annual impairment reviews. Other intangible assets and long-lived assets are reviewed for impairment in accordance with SFAS No. 144, effective January 1, 2002.

In reviewing goodwill for impairment under SFAS No. 142, potential impairment is identified by comparing the fair value of a reporting unit with its carrying amount, and if the fair value is less than the carrying amount, an impairment loss is recorded as the excess of the carrying amount of the goodwill over the implied fair value. The implied fair value is determined by allocating the fair value of the entire unit to all of its assets and liabilities, with any excess of fair value over the amount allocated representing the implied fair value of that unit’s goodwill. The company’s reporting units are the same as its reportable operating segments: Medication Delivery, BioScience and Renal.

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

Earnings Per Share

The numerator for both basic and diluted earnings per share (EPS) is net earnings available to common shareholders. The denominator for basic EPS is the weighted-average number of common shares outstanding during the period. The dilutive effect of outstanding employee stock options, employee stock purchase subscriptions and the purchase contracts in the company’s equity units is reflected in the denominator for diluted EPS by application of the treasury stock method under SFAS No. 128, “Earnings per Share.” Prior to the adoption of SFAS No. 150, the dilutive effect of equity forward agreements was reflected in the denominator for diluted EPS by application of the reverse treasury stock method. The following is a reconciliation of the shares (denominator) of the basic and diluted per-share computations.

years ended December 31 (in millions)	2003	2002	2001

Basic	599	600	590

Effect of dilutive securities
Employee stock options	1	11	18
Equity forward agreements	5	6	—
Employee stock purchase subscriptions	1	1	1

Diluted	606	618	609

Comprehensive Income

Comprehensive income encompasses all changes in stockholders’ equity other than those arising from transactions with stockholders, and consists of net income, currency translation adjustments (CTA), unrealized gains and losses on certain hedging activities, unrealized gains and losses on unrestricted available-for-sale marketable equity securities and additional minimum pension liabilities. The net-of-tax components of accumulated OCI (AOCI), a component of stockholders’ equity, were as follows.

as of December 31 (in millions)	2003	2002

CTA	$ (91)	$ (593)
Hedges of net investments in foreign operations	(513)	(129)
Other hedging activities	(138)	(32)
Marketable equity securities	(1)	(3)
Additional minimum pension liabilities	(687)	(517)

Total AOCI	$(1,430)	$(1,274)

Derivatives and Hedging Activities

All derivatives subject to SFAS No. 133 are recognized in the consolidated balance sheet at fair value. When the company enters into a derivative contract, it designates and documents the derivative as (1) a hedge of a forecasted transaction, including a hedge of a foreign currency denominated transaction (a cash flow hedge); (2) a hedge of the fair value of a recognized asset or liability (a fair value hedge); (3) a hedge of a net investment in a foreign operation; or (4) an instrument that is not formally being designated as a hedge pursuant to SFAS No. 133. The company also uses and designates certain nonderivative financial instruments as hedges of net investments in foreign operations. In certain circumstances, while a derivative may be used to economically hedge a transaction, asset or liability, the company may elect to not formally designate it

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

as a hedge. The company does not hold any instruments for trading purposes.

Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a cash flow hedge are recorded in OCI, with such changes in fair value reclassified to earnings when the hedged transaction affects earnings. Such hedges are principally classified in cost of sales, and they primarily relate to intercompany sales denominated in foreign currencies. Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability attributable to the hedged risk, are recorded directly to net interest expense, as they hedge the interest rate risk associated with certain of the company’s fixed-rate debt. Changes in the fair value of a derivative or nonderivative instrument that is highly effective and is designated and qualifies as a hedge of a net investment in a foreign operation are recorded in OCI, with any hedge ineffectiveness recorded in net interest expense. Changes in the fair value of undesignated instruments are reported directly to other income or expense or net interest expense, depending on the classification of the item being economically hedged.

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

Derivatives are classified in the consolidated balance sheets in other assets or other liabilities, as applicable, and are classified as short-term or long-term based on the scheduled maturity of the instrument. Derivatives are principally classified in the operating section of the consolidated statements of cash flows, in the same category as the related consolidated balance sheet account. Cross-currency interest rate swap agreements which include a financing element at inception and have been entered into or modified after June 30, 2003, the effective date of SFAS No. 149, “Amendment of Statement 133 on Derivatives and Hedging Activities,” will be classified in the investing or financing section of the consolidated statements of cash flows, as applicable, when settled.

Equity Units

In December 2002 the company issued equity units, which are described in Note 5. The proceeds from the issuance of the equity units were allocated to the senior notes and the purchase contracts on a relative fair value basis, with $1.25 billion allocated to the senior notes and $0 allocated to the purchase contracts. The issuance costs were allocated on a residual basis, with an amount allocated to the senior notes based on market data (and amortized to the February 2006 put date), and the remainder allocated to the purchase contracts (and charged directly to additional contributed capital on issuance date). The dilutive effect of the equity units is reflected in diluted EPS by application of the treasury stock method, as discussed above.

Cash and Equivalents

Cash and equivalents include cash, certificates of deposit and marketable securities with an original maturity of three months or less.

Shipping and Handling Costs

Shipping and handling costs are classified in the consolidated statements of income based on their nature. In general, shipping costs, which are costs incurred to physically move product from Baxter’s premises to the customer’s premises, are classified as marketing and administrative expenses. Handling costs, which are costs incurred to store, move and prepare products for shipment, are classified as cost of goods sold. Approximately $213 million, $206 million and $208 million of costs were classified in marketing and administrative expenses in 2003, 2002 and 2001, respectively.

Income Taxes

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based upon enacted tax laws and rates. Deferred tax assets are reduced by a valuation allowance unless it is more likely than not that such assets will be realized.

Reclassifications

Certain reclassifications have been made to conform the 2002 and 2001 consolidated financial statements and notes to the 2003 presentation.

New Disclosure Standard

SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” an amendment of SFAS Nos. 87, 88 and 106, was issued in December 2003. This standard retains existing disclosure requirements relating to pensions and other postretirements benefits, and contains additional requirements, including those relating to interim financial statements. The annual disclosure requirements of this new standard for the company’s domestic and foreign plans were adopted in these consolidated financial statements, and are included in Note 9. The quarterly disclosure requirements will be adopted in Baxter’s consolidated financial statements for the quarter ended March 31, 2004.

48  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Note 2

Discontinued Operations

Divestitures of Certain Businesses

During the fourth quarter of 2002, the company recorded a $294 million pre-tax charge ($229 million on an after-tax basis) principally associated with management’s decision to divest the majority of the services businesses included in the Renal segment. The Renal segment’s services portfolio consists of Renal Therapy Services (RTS), which operates dialysis clinics in partnership with local physicians in international markets, RMS Disease Management, Inc., a renal-disease management organization, and RMS Lifeline, Inc., a provider of management services to renal access care centers. The charge principally pertained to RTS, and the majority of the centers were located in Latin America and Europe. Management’s decision was based on an evaluation of the company’s business strategy and the economic conditions in certain geographic markets. Management decided that the Renal segment’s long-term sales growth and profitability would be enhanced by increasing focus and resources on expanding the product portfolio in peritoneal dialysis, hemodialysis, continuous renal replacement therapy and renal-related pharmaceuticals. Also included in the pre-tax charge were $16 million of costs associated with exiting the Medication Delivery segment’s offsite pharmacy admixture products and services business.

Included in the total pre-tax charge was $269 million for non-cash costs, which consisted of write-downs of the following assets due to impairment, with the impairment losses estimated based on market data (in millions):

Goodwill and other intangible assets	$ 96
Property and equipment	66
Other assets	12
CTA losses (included in stockholders’ equity) related to the assets	95

Total	$269

The book values of goodwill and other intangible assets (which principally consisted of management contracts) were completely written off as their fair values were estimated to be zero based on management’s assessment of the value of the businesses. Because the discontinued operations consisted of recent acquisitions or businesses that had not been fully integrated into their respective segments, the book value of the acquired goodwill was written off. The property and equipment was written down from $70 million to $4 million.

Also included in the pre-tax charge was $25 million for cash costs, principally relating to severance and other employee-related costs associated with the elimination of approximately 75 positions, as well as legal and contractual commitment costs.

The company’s consolidated statements of income and cash flows have been restated to reflect the results of operations and cash flows of the businesses to be divested as discontinued operations. The consolidated balance sheets have not been restated as the assets and liabilities of the discontinued businesses are immaterial to the company’s consolidated balance sheets. Net revenues relating to the discontinued businesses were $171 million, $274 million and $307 million in 2003, 2002 and 2001, respectively. Losses from these discontinued operations were $24 million, $26 million and $11 million in 2003, 2002 and 2001, respectively, which were net of income tax benefits of $8 million, $10 million and $4 million, respectively.

During 2003, the company sold RMS Lifeline, Inc., RMS Disease Management, Inc., and the Medication Delivery segment’s offsite pharmacy admixture products and services business, and has closed or has under contract the majority of transactions in connection with the divestiture of the RTS centers.

During 2003, $9 million of the reserve for cash costs was utilized. During the year, as the final form of certain of the divestitures became known, approximately $8 million of the reserve for cash costs was reversed and reported within discontinued operations in the consolidated income statements. The remaining reserve for cash costs of $8 million is expected to be utilized in 2004.

Spin-Off of Edwards Lifesciences Corporation

On March 31, 2000, Baxter stockholders of record on March 29, 2000 received all of the outstanding stock of Edwards Lifesciences Corporation (Edwards), the company’s cardiovascular business, in a tax-free spin-off. The distribution of Edwards stock in 2000 totaled $961 million, and was charged directly to retained earnings. The cardiovascular business in Japan was not legally transferred to Edwards in 2000 due to Japanese regulatory requirements and business culture considerations. The business had been operated pursuant to a contractual joint venture under which a Japanese subsidiary of Baxter retained ownership of the business assets, but a subsidiary of Edwards held a 90% profit interest. Edwards had an option to purchase the Japanese assets. In October 2002 Baxter and Edwards consummated an agreement whereby the joint venture and option were terminated and Edwards purchased the Japanese assets from Baxter. As part of this transaction, Baxter settled the $181 million liability relating to this contractual joint venture and Edwards paid Baxter $202 million. The 2002 transaction resulted in net credit of $164 million directly to retained earnings (reduced by $6 million in 2003 based on resolution of certain matters), and a net cash inflow of $15 million, which are subject to change based on the final resolution of all matters relating to the spin-off. The 2002 and 2003 transactions had no impact on the company’s results of operations.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Note 3

Acquisitions, Intangible Assets and IPR&D

Significant Acquisitions

The following is a summary of the company’s significant acquisitions during the three years ended December 31, 2003, along with the allocation of the purchase price. With the exception of IPR&D charges (as applicable to the acquisitions), which are recorded at the corporate level, the results of operations and assets and liabilities, including goodwill, are included in the indicated segments.

(in millions)	ESI	Fusion	ASTA	Cook	Sera-Tec

Acquisition Date	December 2002	May 2002	October 2001	August 2001	February 2001

Purchase Price	$334	$161	$455	$220	$127

Segment	Medication Delivery	BioScience	Medication Delivery	Medication Delivery	BioScience
Purchase Price Allocation
Current assets	$ 33	$ 9	$ 55	$ 3	$ 55
P,P&E	107	5	42	69	12
IPR&D (expensed at acquisition date)	56	51	250	—	—
Goodwill	82	45	131	138	152
Other intangible assets	78	88	49	10	—

Total assets acquired	356	198	527	220	219

Current liabilities	22	7	57	—	92
Other liabilities	—	30	15	—	—

Total liabilities assumed	22	37	72	—	92

Net assets acquired	$334	$161	$455	$220	$127

In December 2002, the company acquired the majority of the assets of ESI Lederle (ESI), a division of Wyeth. ESI was a leading manufacturer and distributor of injectable drugs used in the United States hospital market, and offered a complete range of sterile injectable manufacturing capabilities, including ampules and vials. ESI primarily manufactured injectable generic drugs, which now leverages Baxter’s injectable expertise, channel strength, manufacturing processes, customer relationships, and research and development. The other intangible assets other than goodwill consist primarily of developed technology, which is being amortized on a straight-line basis over an estimated useful life of 15 years. The goodwill is deductible for tax purposes. The IPR&D charge pertained principally to generic anesthesia and critical care drugs.

In May 2002, the company acquired Fusion Medical Technologies, Inc. (Fusion). The acquisition of Fusion, a business that developed and commercialized proprietary products used to control bleeding during surgery, expands the company’s portfolio of innovative therapeutic solutions for biosurgery and tissue regeneration. Fusion’s expertise in collagen- and gelatin-based products complements Baxter’s fibrin-based technologies. With the combination, the company can now offer surgeons a broader array of solutions to seal tissue, enhance wound healing and manage hemostasis, including active bleeding. The purchase price was paid in 2,806,660 shares of Baxter common stock. The other intangible assets consist of developed technology and are being amortized on a straight-line basis over an estimated useful life of 20 years. The goodwill is not deductible for tax purposes. The IPR&D charge pertained to a product used to control bleeding during surgery.

In October 2001, the company acquired a subsidiary of Degussa AG, ASTA Medica Onkologie GmbH & CoKG (ASTA), which developed, produced and marketed oncology products worldwide. This acquisition provides the company with a stronger presence in the oncology market. The other intangible assets consist of developed technology and are being amortized on a straight-line basis over an estimated useful life of 15 years. A substantial portion of the goodwill is deductible for tax purposes. The IPR&D charge pertained to several oncology therapeutics projects.

In August 2001, the company acquired Cook Pharmaceutical Solutions (Cook), formerly a unit of Cook Group Incorporated, which provided contract filling of syringes and vials. This acquisition supports the company’s strategic initiative to become a full-line provider of drug delivery solutions. The purchase price was paid in 2,111,047 shares of Baxter common stock and $111 million in cash. The other intangible assets consist of customer relationships and are being amortized on a straight-line basis over an estimated useful life of 10 years. The goodwill is deductible for tax purposes.

50  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

In February 2001, the company acquired Sera-Tec Biologicals, L.P. (Sera-Tec), which owned and operated 80 plasma centers in 28 states, and a central testing laboratory. The purchase price of Sera-Tec of $127 million was paid in 2,894,710 shares of Baxter common stock.

IPR&D Charges

In addition to the IPR&D charges relating to ESI and Fusion, the total IPR&D charge in 2002 of $163 million included a $52 million charge relating to the November 2002 acquisition of Epic Therapeutics, Inc. (Epic) and other insignificant IPR&D charges. Epic, which is included in the Medication Delivery segment, was acquired for $59 million, and was a drug delivery company specializing in the formulation of drugs for injection or inhalation. Epic’s IPR&D charge principally pertained to controlled-release protein therapeutics using the proprietary PROMAXX microsphere technology.

The $280 million for IPR&D in 2001 consisted principally of the $250 million ASTA IPR&D charge.

With respect to the valuation of the Epic IPR&D, material net cash inflows were forecasted to commence between 2003 and 2005, a discount rate of 20% was used, and assumed additional research and development (R&D) expenditures prior to the date of the initial product introduction totaled approximately $16 million. Approximately $6 million and $1 million of R&D costs were expensed in 2003 and 2002 (subsequent to the acquisition date) relating to these projects.

With respect to the valuation of the ESI IPR&D, material net cash inflows were forecasted to commence in 2004, a discount rate of 16% was used, and assumed additional R&D expenditures prior to the date of the initial product introductions totaled approximately $17 million. Approximately $3 million of R&D costs were expensed in 2003 relating to these projects.

With respect to the valuation of the Fusion IPR&D, material net cash inflows were forecasted to commence between 2003 and 2004, a discount rate of 28% was used, and assumed additional R&D expenditures prior to the date of the initial product introduction totaled $3 million. Approximately $1 million and $2 million of R&D costs were expensed in 2003 and 2002 (subsequent to the acquisition date) relating to this project.

With respect to the valuation of the ASTA IPR&D, material net cash inflows were forecasted to commence between 2004 and 2009, discount rates used ranged from 20% to 30%, and assumed additional R&D expenditures prior to the dates of product introductions totaled over $100 million. The percentage completion rate for significant projects ranged in the valuation from 40% to 90%, with the weighted-average completion rate approximately 50%. Approximately $23 million, $13 million and $3 million of R&D costs were expensed relating to the acquired projects in 2003, 2002 and 2001 (subsequent to the acquisition date), respectively.

In conjunction with the company’s restructuring program in 2003 and management’s prioritization decisions made in 2002 as part of the company’s ongoing R&D pipeline review, certain of the R&D projects acquired in these recent acquisitions have been terminated. Other projects have either been delayed, or the related spending has been reduced and the timetables extended, as compared to the original projections. The in-process values assigned at the acquisition date to ESI and ASTA projects which were subsequently terminated totaled $8 million and $240 million, respectively. The company is pursuing outlicensing opportunities with respect to certain of these terminated projects.

The products currently under development are at various stages of development, and substantial further research and development, pre-clinical testing and clinical trials will be required to determine their technical feasibility and commercial viability. There can be no assurance such efforts will be successful. Delays in the development, introduction or marketing of the products under development can result either in such products being marketed at a time when their cost and performance characteristics will not be competitive in the marketplace or in a shortening of their commercial lives. If the products are not completed on schedule, the expected return on the company’s investments can be significantly and unfavorably impacted.

Potential Contingent Purchase Price Payments

Baxter could be required to make additional purchase price payments relating to prior acquisitions. Such additional payments are contingent on the achievement of certain post-acquisition events, or sales or profits levels. Based on management’s projections, any additional payments relating to the achievement of post-acquisition sales or profit levels will be completely funded by the net cash flows relating to such sales or profits. Contingent purchase price payments are recorded when the contingencies are resolved, as the outcomes of the contingencies are not determinable beyond a reasonable doubt on the acquisition date.

With respect to the January 2002 $24 million acquisition of the majority of the assets of Autros Healthcare Solutions Inc., a developer of automated patient information and medication management systems, the company could make additional purchase price payments of up to $26 million, primarily based on the sales and profits generated from existing and future products through early 2006. As of December 31, 2003, no additional purchase price payments have been made relating to these acquired assets, which are included in the Medication Delivery segment.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

With respect to the October 2001 $38 million acquisition of certain assets relating to the proprietary recombinant erythropoietin therapeutic for treating anemia in dialysis patients from Elanex Pharma Group (Elanex), the company could make additional purchase price payments of up to $40 million, contingent on the receipt of specified regulatory approvals of the product under development, and payments of up to $180 million, contingent on the achievement of specified sales levels in the future relating to the product under development ($60 million, $60 million and $60 million upon the first year annual sales reach $1 billion, $2 billion and $3 billion, respectively). The technology acquired from Elanex is under development and sales relating to this acquisition, which are included in the Renal segment, have been insignificant since the acquisition date.

With respect to the December 1996 $569 million acquisition of Immuno International AG (Immuno), pursuant to the stock purchase agreement, as amended, approximately $20 million of the purchase price is being withheld to cover contingent liabilities associated with unsettled claims for damages for injuries allegedly caused by Immuno’s plasma-based therapies. Refer to Note 12 for further information.

Pro Forma Information

The following unaudited pro forma information presents a summary of the company’s consolidated results of operations as if acquisitions during 2003 and 2002 had taken place as of the beginning of the current and preceding fiscal year, giving effect to purchase accounting adjustments but excluding the charges for IPR&D.

years ended December 31 (in millions, except per share data)	2003	2002

Net sales	$8,957	$8,369
Income from continuing operations before cumulative effect of accounting changes	$ 924	$1,084
Net income	$ 883	$ 828
Net income per diluted share	$ 1.45	$ 1.34

These pro forma results of operations have been presented for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated, or which may result in the future.

Goodwill

The following is a summary of the activity in goodwill by business segment.

(in millions)	Medication Delivery	BioScience	Renal	Total

Balance at December 31, 2001	$643	$482	$224	$1,349
ESI	55	—	—	55
Fusion	—	45	—	45
Epic	19	—	—	19
Renal impairment charge	—	—	(85)	(85)
Other	80	24	7	111

Balance at December 31, 2002	797	551	146	1,494
ESI	27	—	—	27
Alpha	—	34	—	34
Other	48	20	25	93

Balance at December 31, 2003	$872	$605	$171	$1,648

The Other category in the table above principally consists of changes in goodwill balances due to fluctuations in currency exchange rates. It also includes goodwill relating to individually insignificant acquisitions, and certain immaterial impairments of goodwill.

The increase in ESI goodwill in 2003 primarily related to an additional purchase price payment which was contractually due based on the finalization of the acquisition-date balance sheet. The Alpha goodwill in 2003 pertains to the October 2003 $71 million acquisition of certain assets from Alpha Therapeutic Corporation. Goodwill impairment losses relating to the second quarter 2003 restructuring decisions were not material. Refer to Note 2 for a discussion of the $85 million 2002 impairment charge associated with the company’s discontinued operations.

52  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Other Intangible Assets

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are not material to the company. The following is a summary of the company’s intangible assets subject to amortization.

(in millions, except amortization period data)	Developed technology, including patents	Manufacturing, distribution and other contracts	Other	Total

December 31, 2003
Gross intangible assets	$802	$39	$74	$915
Accumulated amortization	279	14	18	311

Net intangible assets	$523	$25	$56	$604

Weighted-average amortization period (in years)	15	9	20	15

December 31, 2002
Gross intangible assets	$691	$30	$50	$771
Accumulated amortization	234	9	9	252

Net intangible assets	$457	$21	$41	$519

Weighted-average amortization period (in years)	15	7	19	15

The amortization expense for these intangible assets was $53 million, $41 million and $29 million in 2003, 2002 and 2001, respectively. At December 31, 2003, the anticipated annual amortization expense for these intangible assets is $59 million, $55 million, $53 million, $45 million, and $45 million in 2004, 2005, 2006, 2007 and 2008, respectively.

Earnings and Per Share Earnings for 2001, Excluding Amortization

The following is earnings and per share earnings information for 2001 on an adjusted basis, assuming, consistent with 2002 and 2003, goodwill and indefinite-lived assets are not amortized.

year ended December 31 (in millions, except per share data)	2001

Reported income from continuing operations before cumulative effect of accounting change	$ 675
Goodwill and indefinite-lived assets amortization	37

Adjusted income from continuing operations before cumulative effect of accounting change	$ 712

Reported net income	$ 612
Goodwill and indefinite-lived assets amortization	37

Adjusted net income	$ 649

Reported earnings per basic share	$1.04
Goodwill and indefinite-lived assets amortization	0.06

Adjusted earnings per basic share	$1.10

Reported earnings per diluted share	$1.00
Goodwill and indefinite-lived assets amortization	0.06

Adjusted earnings per diluted share	$1.06

Note 4

Other Special Charges

Second Quarter 2003 Restructuring Charge

During the second quarter of 2003, the company recorded a $337 million restructuring charge ($202 million, or $0.33 per diluted share, on an after-tax basis) principally associated with management’s decision to close certain facilities and reduce headcount on a global basis. Management undertook these actions in order to position the company more competitively and to enhance the company’s profitability. The company has closed 26 plasma collection centers in the United States, as well as a plasma fractionation facility located in Rochester, Michigan, in order to improve the economics of its plasma therapies business. In addition, the company is consolidating and integrating several facilities, including facilities in Maryland; Frankfurt, Germany; Issoire, France; and Mirandola, Italy. Management also discontinued Baxter’s recombinant hemoglobin protein program because it did not meet expected clinical milestones. Also included in the charge are costs related to other reductions in the company’s workforce.

Included in the pre-tax charge was $128 million for non-cash costs, principally to write down P,P&E, and goodwill and other intangible assets due to impairment, with the majority pertaining to P,P&E. The impairment loss relating to the P,P&E was based on market data for the assets. The impairment loss relating to goodwill and other intangible assets was based on management’s assessment of the value of the related

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

businesses. Included in the pre-tax charge was $209 million for cash costs, principally pertaining to severance and other employee-related costs associated with the elimination of approximately 3,200 positions worldwide. Approximately 40% of the reductions in positions are in the United States, with the remaining 60% in the rest of the world. Across functional areas, about half of the total workforce reductions are manufacturing-related, with the remainder primarily selling, general and administrative positions.

During 2003, $69 million of the reserve for cash costs was utilized, and the remaining balance is $140 million at December 31, 2003. Approximately 80% of the positions have been eliminated as of December 31, 2003. The majority of the cash costs are expected to be paid and the remaining positions are expected to be eliminated by the end of 2004.

Fourth Quarter 2002 R&D Prioritization Charge

During the fourth quarter of 2002, the company recorded a charge of $26 million ($15 million, or $0.02 per diluted share, on an after-tax basis) to prioritize the company’s investments in certain of the company’s R&D programs across the three operating segments. This charge resulted from management’s comprehensive assessment of the company’s R&D pipeline with the goal of having a focused and balanced strategic portfolio, which maximizes the company’s resources and generates the most significant return on the company’s investment. The charge included $14 million of cash costs, primarily relating to employee severance, and $12 million of non-cash costs to write down certain P,P&E and other assets due to impairment. Approximately 150 R&D positions have been eliminated. Approximately $10 million and $2 million of cash costs were paid in 2003 and 2002, respectively, and the remaining reserve at December 31, 2003 was $2 million. Management expects that the reserve will be fully utilized, with the majority of the remaining reserve pertaining to certain lease payments, which continue through early 2005.

Fourth Quarter 2001 A, AF and AX Series Dialyzers Charge

In the fourth quarter of 2001 the company recorded a pre-tax charge of $189 million ($156 million, or $0.26 per diluted share, on an after-tax basis) to cover the costs of discontinuing the A, AF and AX (Althane) series Renal segment dialyzer product line and other related costs. Included in the total pre-tax charge was $116 million for non-cash costs, principally for the write-down of goodwill and other intangible assets, inventories and P,P&E due to impairment. The impairment loss relating to goodwill and other intangible assets was based on management’s assessment of the value of the related businesses. Inventories were completely written off as they would not be sold. The impairment loss relating to the P,P&E was based on market data for the assets. Also included in the charge was $73 million for cash costs, principally pertaining to legal costs, recall costs, contractual commitments, and severance and other employee-related costs associated with the elimination of approximately 360 positions. The majority of the positions were located in the Ronneby, Sweden, and Miami Lakes, Florida, manufacturing facilities, which have been closed. Refer to Note 12 for a discussion of legal proceedings and investigations relating to this matter. The revenues and profits relating to these products were not material to the consolidated financial statements.

The following summarizes the company’s utilization of the reserve for cash costs.

as of and for the years ended December 31 (in millions)	Employee- related costs	Legal costs	Recall and contractual costs	Total

Original charge	$12	$40	$21	$73
2001 utilization	(3)	(4)	(6)	(13)

Reserve at December 31, 2001	9	36	15	60
2002 utilization	(6)	(44)	(13)	(63)
Additions	—	41	—	41

Reserve at December 31, 2002	3	33	2	38
2003 utilization	(1)	(5)	(2)	(8)

Reserve at December 31, 2003	$ 2	$28	$—	$30

In 2002, based on a review of additional information, management revised its initial estimates of the probable and estimable cash payments and related insurance recoveries relating to the legal contingencies associated with this matter. As a result of this review, an additional $41 million reserve for legal costs was recorded. At the same time, a $41 million insurance receivable was recognized, and therefore there was no net impact on the company’s results of operations for the period. The remaining reserve is expected to be utilized in 2004 and 2005.

54  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Note 5

Debt, Credit Facilities, and Commitments and Contingencies

Debt Outstanding

as of December 31 (in millions)	Effective interest rate[1]	2003[2]	2002[2]

Commercial paper	1.3%	$ 351	$ 12
Variable-rate loan due 2004	2.7%	—	566
Variable-rate loan due 2005	1.3%	148	132
5.75% notes due 2006	5.9%	824	699
Variable-rate loan due 2007	0.7%	107	—
7.125% notes due 2007	7.2%	55	55
1.02% notes due 2007	1.0%	130	116
5.25% notes due 2007	5.6%	501	503
Variable-rate loan due 2008	1.0%	41	—
7.25% notes due 2008	7.3%	29	29
9.5% notes due 2008	9.5%	82	84
3.6% notes due 2008	4.2%	1,250	1,250
4.625% notes due 2015	4.7%	580	—
1.25% convertible debentures due 2021	1.3%	—	800
6.625% debentures due 2028	6.7%	174	172
Other		152	88

Total debt and lease obligations		4,424	4,506
Current portion		(3)	(108)

Long-term portion		$4,421	$4,398

[1]	Excludes the effect of related interest rate swaps, as applicable.
[2]	Book values include discounts, premiums and adjustments related to hedging instruments, as applicable.

Equity Units

In December 2002 the company issued 25 million 7% equity units for $1.25 billion in an underwritten public offering. Each equity unit is comprised of $50 principal amount of senior notes ($1.25 billion in total) that mature in February 2008 and a purchase contract obligating the holder to purchase and the company to sell shares of Baxter common stock in February 2006. Upon settlement of the purchase contracts the company will receive proceeds of $1.25 billion and will deliver between 35.0 million and 43.4 million shares based upon a specified exchange ratio. The purchase contracts will not have a dilutive effect on diluted EPS except when the market price of Baxter stock exceeds $35.69.

Baxter is making quarterly interest payments to the holders of the notes initially at an annual rate of 3.6%. Baxter is making quarterly purchase contract payments to the holders of the purchase contracts at a rate of 3.4% per year.

The notes are initially held as collateral against the holder’s obligation under the purchase contract, but the holder may later elect to substitute the notes with United States Treasury securities pledged as collateral. On or after November 2005, but prior to February 2006, the notes will be remarketed and the interest rate will be reset. The holder may use the remarketing proceeds to settle the purchase contracts. If the notes are not remarketed by February 16, 2006, the holders will have the right to put the notes to Baxter at principal plus accrued interest, but only after the holders have satisfied their obligations under the purchase contracts.

The present value of the purchase contract payments of $127 million was charged to additional contributed capital on the issuance date and is included in other liabilities. The purchase contract payments are allocated between this liability and interest expense based on a constant rate calculation over the life of the instruments. Equity unit underwriting costs totaling $37.5 million were allocated between the notes ($7.5 million) and the purchase contracts ($30 million), with the amount allocated to the purchase contracts charged to additional contributed capital on the issuance date.

Other Debt Issuances and Redemptions

In March 2003 the company issued $600 million of term debt, which matures in March 2015 and bears a 4.625% coupon rate. In April 2002 the company issued $500 million of term debt, which matures in May 2007 and bears a 5.25% coupon rate. In May 2001 the company issued $800 million of convertible debentures, which bore a 1.25% coupon rate. Substantially all of these debentures were put to the company by the holders in May 2003. The net proceeds of the debt issuances were used for working capital, to repay certain existing debt, fund capital expenditures and for general corporate purposes.

Future Minimum Lease Payments and Debt Maturities

as of and for the years ended December 31 (in millions)	Operating leases[1]	Aggregate debt maturities and capital leases

2004	$137	$ 3
2005	108	189
2006	90	2,085	[2]
2007	82	1,194	[3]
2008	74	167
Thereafter	134	820

Total obligations and commitments	625

Amounts representing interest, discounts and premiums		(34)

Total long-term debt and present value of lease obligations		$4,424

[1]	Excludes discontinued operations.
[2]	Includes $1.25 billion 3.6% notes maturing in 2008, as holders of the notes have potential put rights in 2006, as discussed above.
[3]	Includes $40 million of short-term debt and $351 million of commercial paper, supported by the long-term credit facility with a funding expiration date in 2007.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Credit Facilities

The company maintains two primary revolving credit facilities, which totaled $1.4 billion at December 31, 2003, and have funding expiration dates in 2005 and 2007. The facilities enable the company to borrow funds in United States Dollars, Euros or Swiss Francs on an unsecured basis at variable interest rates and contain various covenants, including a maximum net-debt-to-capital ratio and a minimum interest coverage ratio. There were no borrowings outstanding under the company’s primary credit facilities at December 31, 2003 or 2002. The company was in compliance with all covenants at December 31, 2003. Baxter also maintains other short-term credit arrangements, which totaled $1.08 billion and $722 million at December 31, 2003 and 2002, respectively. Approximately $150 million and $112 million of borrowings were outstanding under these facilities at December 31, 2003 and 2002, respectively.

Commercial paper, short-term debt and convertible debt, together totaling $391 million and $812 million at December 31, 2003 and 2002, respectively, have been classified with long-term debt as they are supported by the long-term credit facilities, and management intends to refinance this debt on a long-term basis.

Cash Collateral Requirements

Some of the company’s agreements with certain of its creditors are subject to cash collateral requirements in the event net aggregate exposures exceed specified limits. The dollar threshold at which collateral is required declines each year, and the collateral requirements can also increase or decrease with specified changes in Baxter’s credit ratings and with fluctuations in certain currency exchange rates. The amount of cash collateral posted by Baxter at December 31, 2003 was less than $100 million, and is classified in other noncurrent assets in the consolidated balance sheet.

Leases

The company leases certain facilities and equipment under capital and operating leases expiring at various dates. The leases generally provide for the company to pay taxes, maintenance, insurance and certain other operating costs of the leased property. Most of the operating leases contain renewal options. Rent expense under operating leases was $152 million, $138 million and $107 million in 2003, 2002 and 2001, respectively.

Synthetic Leases

Certain of the company’s operating leases are commonly referred to as synthetic leases. A synthetic lease represents a form of financing under which an unrelated third party funds the costs of acquisition or construction of property and leases the property to a lessee (Baxter), and a third party typically maintains a specified minimum percentage of at-risk equity throughout the term of the lease. Baxter has entered into these arrangements where economical and consistent with the company’s business strategy, principally relating to an existing office building in California and plasma collection centers in various locations throughout the United States. No Baxter employee or member of the board of directors has any financial interest with regard to these synthetic lease arrangements or with the special purpose entities used in certain of these arrangements. Prior to the adoption of FIN 46, the synthetic leases were considered operating leases for accounting purposes.

As discussed in Note 1, effective July 1, 2003 the company adopted FIN 46, which defines variable interest entities (VIEs) and requires the consolidation of VIEs if certain conditions are met. Upon adoption, three of the lessors (representing the majority of Baxter’s synthetic leases) were determined to be VIEs that must be consolidated. Hence, the leased assets and related liabilities are now included in Baxter’s consolidated financial statements. The synthetic leases that were not impacted by FIN 46 (because no VIEs were involved in the transactions) continue to be accounted for as third-party operating leases.

The synthetic leases have contingent obligations in the form of residual value guarantees. Upon termination or expiration of these leases, at Baxter’s option, the company must purchase the leased property, arrange for the sale of the leased property, or renew the lease. If the property is sold for an amount less than the lessor’s investment in the leased property, the company is required to pay the lessor the difference between the sales price and an agreed-upon percentage of the amount financed by the lessor. Such residual value guarantees relating to entities not consolidated pursuant to FIN 46 totaled $48 million at December 31, 2003. These guaranteed amounts are not included as future minimum lease payments in the table above as management believes the fair values of the properties equal or exceed the lessor’s investments in the leased properties at December 31, 2003. The related estimated future minimum lease payments, which are included in the table above, are based on funded amounts for assets being constructed, and will fluctuate based on actual interest rates. The estimated future minimum lease payments, which are not material to the consolidated financial statements, are net of sublease income receipts, which are currently estimated at $7 million per year in 2004, 2005 and 2006. One of the agreements requires that the company collateralize the outstanding lease balance in December 2007. The potential cash collateral obligation, which is not included in the minimum lease payments above, totals less than $20 million. The lease agreements contain certain covenants, including a minimum interest coverage ratio. The company was in compliance with all covenants at December 31, 2003.

56  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Other Commitments and Contingencies

Shared Investment Plan

In order to align management and shareholder interests, in 1999 the company sold 6.1 million shares of the company’s stock to 142 of Baxter’s senior managers for $198 million in cash. The participants used five-year full-recourse personal bank loans to purchase the stock at the May 3, 1999 closing price (adjusted for the company’s stock split) of $31.81. Baxter has guaranteed repayment to the banks in the event a participant in the plan defaults on his or her obligations, which are due in May 2004. The plan also includes certain risk-sharing provisions, which terminate on May 6, 2004. The company was entitled to 50% of any gain relating to stock sold on or before May 3, 2002. After May 3, 2002 and through May 6, 2004, the company shares 50% in any loss incurred by the participants relating to a stock price decline (at the Baxter common stock closing price on December 31, 2003 of $30.52, the loss-sharing amount is $4 million). Any such loss reimbursements would represent taxable income to the participants.

With respect to the guarantees, the company may take actions relating to participants and their assets to obtain full reimbursement for any amounts the company pays to the bank pursuant to the loan guarantee (in excess of any obligation under the risk-sharing provision). Baxter’s maximum potential obligation relating to this plan was $230 million as of December 31, 2003.

In May 2003, management announced that, in order to continue to align management and shareholder interests and to balance both the short- and long-term needs of Baxter, the board of directors authorized the company to provide a new three-year guarantee at the May 6, 2004 loan due date for the non-executive officer employees who remain in the plan, should they elect to extend their loans. As noted above, as of May 6, 2004, the 50% risk-sharing provision included in the current plan will terminate. The principal amount under the company’s loan guarantee that will be effective on May 6, 2004 relating to the 67 eligible employees who have elected to extend their loans, is $81 million.

No liability is recorded relating to the outstanding guarantees at December 31, 2003. The new three-year guarantee is not expected to have a material impact on the company’s results of operations.

Joint Development and Commercialization Arrangements

In the normal course of business, Baxter enters into joint development and commercialization arrangements with third parties, sometimes with investees of the company. The arrangements are varied but generally provide that Baxter will receive certain rights to manufacture, market or distribute a specified technology or product under development by the third party, in exchange for payments by Baxter. At December 31, 2003, the unfunded milestone payments under these arrangements totaled less than $150 million, and the majority of them were contingent upon the third parties’ achievement of contractually specified milestones.

Credit Commitments

As part of its financing program, the company had commitments to extend credit. The company’s total credit commitment was $144 million and $140 million at December 31, 2003 and 2002, respectively, of which $129 million and $61 million was drawn and outstanding at December 31, 2003 and 2002, respectively.

In 2002 Baxter Capital Corporation, a wholly-owned subsidiary, committed to extend a $50 million five-year loan to Cerus Corporation (Cerus), which was funded in early 2003. Baxter owns approximately 1% of the common stock of Cerus. The loan is secured with first-priority liens on Cerus’ accounts receivable arising from the sale of certain of Cerus’ products. Baxter Capital Corporation declared the loan to be in default on September 26, 2003, with principal and interest due as of that date. Interest continues to accrue at a default rate of 14% until payment is received in full. Baxter Capital Corporation has filed a lawsuit to collect the outstanding principal and interest. Management anticipates that the outstanding balance is collectible in full.

Securitization Arrangements

Refer to Note 6 for a discussion of limited recourse provisions related to the company’s receivable securitization arrangements.

Potential Contingent Purchase Price Payments Relating to Acquisitions

Refer to Note 3 for a discussion of potential contingent additional purchase price payments relating to acquisitions.

Legal Contingencies

Refer to Note 12 for a discussion of the company’s legal contingencies.

Note 6

Financial Instruments and Risk Management

Securitizations

Where economical, the company has entered into securitization agreements with various financial institutions involving certain pools of receivables. The securitized receivables principally consist of lease receivables originated in the United States, and trade receivables originated in Europe and Japan. The securitization programs require that the underlying receivables meet certain eligibility criteria, including concentration and aging

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

limits. The company continues to service the receivables. Servicing assets or liabilities are not recognized because the company receives adequate compensation to service the sold receivables. Under one of the agreements the company is required to maintain compliance with various covenants, including a maximum net-debt-to-capital ratio and a minimum interest coverage ratio. The company is in compliance with all covenants at December 31, 2003. Another arrangement requires that the company post cash collateral in the event of a specified unfavorable change in credit rating. The maximum potential cash collateral, which was not required as of December 31, 2003, totals less than $20 million.

Certain of the arrangements are non-recourse, and others include limited recourse provisions, which are not material to the consolidated financial statements. Neither the buyers of the receivables nor the investors in these transactions have recourse to assets other than the transferred receivables.

A subordinated interest in each securitized portfolio is generally retained by the company. The amount of the retained interests and the costs of certain of the securitization arrangements vary with the company’s credit rating and other factors. The fair values of the retained interests are estimated taking into consideration both historical experience and current projections with respect to the transferred assets’ future credit losses. The key assumptions used when estimating the fair value of the retained interests include the discount rate (which generally averages approximately 5%), the expected weighted-average life (which averages approximately 4 years for lease receivables and 3 to 5 months for trade receivables) and anticipated credit losses (which are expected to be immaterial as a result of meeting the eligibility criteria mentioned above). The subordinated interests retained in the transferred receivables are carried at amounts that approximate fair value and totaled $70 million and $78 million at December 31, 2003 and 2002, respectively. Credit losses, net of recoveries, relating to the retained interests are not material to the consolidated financial statements. An immediate 10% to 20% adverse change in these assumptions would reduce the fair value of the retained interests at December 31, 2003 by approximately $1 million and $2 million, respectively. These sensitivity analyses are hypothetical and should be used with caution. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in each assumption to the change in fair value may not be linear.

The securitization arrangements did not impact the company’s cash flows for the year ended December 31, 2003. In 2002 and 2001 the company generated net cash inflows of $57 million and $118 million, respectively, relating to sales of receivables. A summary of the activity is as follows.

as of and for the years ended December 31 (in millions)	2003	2002	2001

Sold receivables at beginning of year	$721	$683	$590
Proceeds from sales of receivables	1,712	2,152	2,340
Cash collections (remitted to the owners of the receivables)	(1,712)	(2,095)	(2,222)
Effect of currency exchange rate changes	21	(19)	(25)

Sold receivables at end of year	$742	$721	$683

Concentrations of Risk

The company invests excess cash in certificates of deposit or money market accounts and, where appropriate, diversifies the concentration of cash among different financial institutions. With respect to financial instruments, where appropriate, the company has diversified its selection of counterparties, and has arranged collateralization and master-netting agreements to minimize the risk of loss.

Foreign Currency and Interest Rate Risk Management

58  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional amount.

Cash Flow Hedges

The company uses forward and option contracts to hedge the risk to earnings associated with fluctuations in currency exchange rates relating to the company’s firm commitments and forecasted transactions expected to be denominated in foreign currencies. The company uses forward-starting interest rate swaps and treasury rate locks to hedge the risk to earnings associated with fluctuations in interest rates relating to anticipated issuances of term debt. Certain other firm commitments and forecasted transactions are also periodically hedged with forward and option contracts.

The following table summarizes activity (net-of-tax) in AOCI related to the company’s cash flow hedges.

as of and for the years ended December 31 (in millions)	2003	2002	2001

AOCI (loss) balance as beginning of year	$(32)	$82	$—
Cumulative effect of accounting change	—	—	8
Net gain (loss) in fair value of derivatives	(152)	(10)	126
Net loss (gain) reclassified to earnings	46	(104)	(52)

AOCI (loss) balance at end of year	$(138)	$(32)	$82

As of December 31, 2003, $34 million of deferred net after-tax losses on derivative instruments accumulated in AOCI are expected to be reclassified to earnings during the next twelve months, coinciding with when the hedged items are expected to impact earnings. During the three years ended December 31, 2003 certain foreign currency hedges were dedesignated and discontinued principally due to changes in the company’s anticipated net exposures. This was partially as a result of recent business acquisitions and divestitures, whereby the company gained natural offsets to previously existing currency exposures, as well as planned changes to intercompany product flows. The net-of-tax amounts reclassified to earnings relating to these discontinued hedges, which are included in the table above, were insignificant in 2003, and were gains of $24 million and $21 million in 2002 and 2001, respectively. Net amounts recorded during the three-year period relating to hedge ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness were immaterial to the consolidated financial statements. The maximum term over which the company has hedged exposures to the variability of cash flows, excluding interest payments on third-party debt, is 4 years.

Fair Value Hedges

The company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. These instruments serve to hedge the company’s earnings from fluctuations in interest rates. No portion of the change in fair value of the company’s fair value hedges was ineffective or excluded from the assessment of hedge effectiveness during the three years ended December 31, 2003.

Hedges of Net Investments in Foreign Operations

The company uses cross-currency interest rate swaps and foreign currency denominated debt to hedge its stockholders’ equity balance from the effects of fluctuations in currency exchange rates. The purpose of using these instruments is to reduce volatility in the company’s stockholders’ equity balance and net-debt-to-capital ratio.

Any increase or decrease in the fair value of cross-currency interest rate swap agreements and foreign currency denominated debt relating to changes in spot currency exchange rates is offset by the change in the value of the hedged net assets of the company’s consolidated foreign affiliates. Therefore, these derivative and nonderivative instruments serve as an effective hedge of the company’s stockholders’ equity balance. Management intends to hedge the net assets of its consolidated foreign affiliates on a long-term basis, and therefore intends to continue to extend the terms of its cross-currency interest rate swap hedging instruments past their current contractual maturity dates.

The company measures effectiveness on the swaps based upon changes in spot currency exchange rates. Approximately $384 million and $370 million of net after-tax losses, and $95 million of net after-tax gains related to the derivative and nonderivative instruments were recorded in OCI in 2003, 2002 and 2001, respectively.

Other Foreign Currency Hedges

The company uses forward contracts to hedge earnings from the effects of fluctuations in currency exchange rates relating to certain of the company’s intercompany and third-party receivables and payables denominated in a foreign currency. These derivative instruments are not formally designated as hedges, and the change in fair value of the instruments, which substantially offsets the change in book value of the hedged items, is recorded directly to earnings.

Equity Forward Agreements

In order to partially offset the potentially dilutive effect of employee stock options, the company had periodically entered into forward agreements with independent third parties related to the company’s common stock. The forward agreements, which had a fair value of zero at inception, required the company to

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

purchase its common stock from the counterparties on specified future dates and at specified prices. At December 31, 2002 the company had outstanding forward agreements related to 15 million shares, which had maturity dates in 2003, and exercise prices ranging from $33 to $52 per share, with a weighted-average exercise price of $49 per share. During 2003, the company did not enter into any additional equity forward agreements, and settled all of its outstanding agreements. The settlement of the equity forward agreements did not have a material impact on the company’s diluted EPS. The company physically settled agreements related to 15 million, 22 million and 9 million shares of Baxter common stock in 2003, 2002 and 2001, respectively. Such common stock repurchases totaled $714 million, $1.14 billion and $288 million in 2003, 2002 and 2001, respectively. Management does not intend to enter into equity forward agreements in the future.

Book Values and Fair Values of Financial Instruments

as of December 31 (in millions)	Book values		Approximate fair values
	2003	2002	2003	2002

Assets
Long-term insurance receivables	$105	$126	$102	$119
Investments in affiliates	45	107	45	149
Foreign currency cash flow hedges	47	91	47	91
Interest rate hedges	—	47	—	47
Liabilities
Short-term debt	150	112	150	112
Current maturities of long-term debt and lease obligations	3	108	3	108
Short-term borrowings classified as long-term	391	812	391	809
Other long-term debt and lease obligations	4,030	3,586	4,257	3,769
Foreign currency cash flow hedges	198	73	198	73
Interest rate hedges	18	24	18	24
Hedges of net investments in foreign operations	958	498	958	498
Equity forward agreements	—	—	—	302
Long-term litigation liabilities	141	147	136	142

The fair values of certain of the company’s cost method investments in affiliates are not readily determinable as the securities are not traded in a market. For those investments, fair value is assumed to approximate carrying value.

Although the company’s litigation remains unresolved by final orders or settlement agreements in some cases, the estimated fair values of insurance receivables and long-term litigation liabilities were computed by discounting the expected cash flows based on currently available information. The approximate fair values of other assets and liabilities are based on quoted market prices, where available. The carrying values of all other financial instruments approximate their fair values due to the short-term maturities of these assets and liabilities.

Note 7

Accounts Payable and Accrued Liabilities

as of December 31 (in millions)	2003	2002

Accounts payable, principally trade	$ 929	$ 829
Employee compensation and withholdings	247	254
Litigation	70	85
Pension and other deferred benefits	152	53
Property, payroll and other taxes	115	103
Interest	40	46
Common stock dividends payable	356	346
Hedges of net investments in foreign operations (short-term balance)	172	498
Foreign currency cash flow hedges	97	33
Other	927	796

Accounts payable and accrued liabilities	$3,105	$3,043

Note 8

Common and Preferred Stock

Stock Split

On February 27, 2001, Baxter’s board of directors approved a two-for-one stock split of the company’s common shares. On May 30, 2001, shareholders of record on May 9, 2001 received one additional share of Baxter common stock for each share held on May 9, 2001. All share and per share data, and option and per option data, in the consolidated financial statements and notes, except the consolidated statements of stockholders’ equity and comprehensive income, have been adjusted and restated to retroactively reflect the stock split.

Stock Compensation Plans

Fixed Stock Option Plans

Stock options have been granted at various dates. Most grants have a 10-year term and have an exercise price at least equal to 100% of the market value on the date of grant. Vesting terms vary, with the majority of outstanding options vesting 100% in three years. As of December 31, 2003, 28,235,200 authorized shares remain available for future awards under the company’s fixed stock option plans.

60  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Stock Options Outstanding

The following is a summary of stock options outstanding at December 31, 2003.

(option shares in thousands)

	Options outstanding			Vested options

Range of exercise prices	Outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Vested	Weighted- average exercise price

$10-26	13,044	4.1	$23.47	12,773	$23.45
27-30	15,801	8.6	28.31	2,470	29.25
31-39	7,060	5.1	32.53	6,746	32.44
40-43	12,070	6.8	41.28	12,070	41.28
44-47	12,469	7.2	45.41	454	46.68
48-56	12,397	8.0	51.87	149	55.02

$10-56	72,841	6.8	$36.94	34,662	$32.26

As of December 31, 2002 and 2001, there were 24,438,000 and 19,884,000 options exercisable, respectively, at weighted-average exercise prices of $29.19 and $26.66, respectively.

Stock Option Activity

(option shares in thousands)	Shares	Weighted-average exercise price

Options outstanding at December 31, 2000	49,002	$30.11
Granted	23,862	46.54
Exercised	(5,225)	21.65
Forfeited	(1,933)	35.56

Options outstanding at December 31, 2001	65,706	36.59
Granted	11,832	45.87
Exercised	(4,112)	25.46
Forfeited	(3,596)	43.96

Options outstanding at December 31, 2002	69,830	38.44
Granted	10,833	27.39
Exercised	(1,827)	20.08
Forfeited	(5,995)	42.28

Options outstanding at December 31, 2003	72,841	$36.94

Employee Stock Purchase Plans

The company has employee stock purchase plans whereby it is authorized to issue shares of common stock to its employees, nearly all of whom are eligible to participate. As of December 31, 2003, 10,824,597 authorized shares of common stock are available for purchase under the employee stock purchase plans. The purchase price is the lower of 85% of the closing market price on the date of subscription or 85% of the closing market price on the purchase dates, as defined by the plans. The total subscription amount for each participant cannot exceed 25% of current annual pay. Under the plans, the company sold 2,906,942, 1,552,797 and 1,423,806 shares to employees in 2003, 2002 and 2001, respectively.

Restricted Stock Plans

The company has incentive compensation programs whereby it grants restricted stock to key employees. In addition, the company’s non-employee directors are compensated with a combination of restricted stock, stock options and cash. During 2003, 2002 and 2001, 54,441, 25,171 and 11,960 shares, respectively, of restricted stock were granted at weighted-average grant-date fair values of $25.27, $44.96 and $49.39 per share, respectively. At December 31, 2003, 89,012 shares of stock were subject to restrictions, the majority of which lapse in 2004, 2005 and 2010.

Stock Repurchase Programs

As authorized by the board of directors, from time to time the company repurchases its stock on the open market to optimize its capital structure depending upon its cash flows, net debt level and current market conditions. As further discussed in Note 6, the company has also periodically repurchased its stock from counterparty financial institutions in conjunction with the settlement of its equity forward agreements. As of December 31, 2003, $243 million was remaining under the board of directors’ October 2002 authorization. No open-market repurchases were made in 2003. Total stock repurchases (including those associated with the settlement of equity forward agreements) were $714 million, $1,169 million, and $288 million in 2003, 2002 and 2001, respectively.

Issuances of Stock

In September 2003, the company issued 22 million shares of common stock in an underwritten offering and received net proceeds of $644 million. In December 2002, the company issued 14.95 million shares of common stock in an underwritten offering and received net proceeds of $414 million. In December 2001, the company issued 9.66 million shares of common stock in a private placement and received net proceeds of $500 million. The net proceeds from these issuances were principally used to fund acquisitions, retire a portion of the company’s debt, for other general corporate purposes and to settle equity forward agreements.

Authorized Shares

In May 2002, shareholders of record on March 8, 2002 approved an amendment to the company’s Restated Certificate of Incorporation to increase the number of authorized shares of common stock to two billion shares from one billion shares. The additional shares enhance the company’s flexibility in connection with possible future actions, such as stock splits, stock dividends, acquisitions of property and securities of other companies, financings and other corporate purposes.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Common Stock Dividends

In November 2003, the board of directors declared an annual dividend on the company’s common stock of $0.582 per share. The dividend, which was payable on January 5, 2004 to stockholders of record as of December 12, 2003, is a continuation of the current annual rate.

Other

The board of directors is authorized to issue up to 100 million shares of no par value preferred stock in series with varying terms as it determines. In March 1999, common stockholders received a dividend of one preferred stock purchase right (collectively, the Rights) for each share of common stock. As a result of the two-for-one split of the company’s common stock in May 2001, each outstanding share of common stock is now accompanied by one-half of one Right. The Rights may become exercisable at a specified time after (1) the acquisition by a person or group of 15 percent or more of the company’s common stock or (2) a tender or exchange offer for 15 percent or more of the company’s common stock. Once exercisable, the holder of each Right is entitled to purchase, upon payment of the exercise price, shares of the company’s common stock having a market value equal to two times the exercise price of the Rights. The Rights have a current exercise price of $275. The Rights expire on March 23, 2009, unless earlier redeemed by the company under certain circumstances at a price of $0.01 per Right.

Note 9

Retirement and Other Benefit Programs

The company sponsors a number of qualified and nonqualified pension plans for its employees. The company also sponsors certain unfunded contributory health-care and life insurance benefits for substantially all domestic retired employees.

The company uses a measurement date of September 30 for its pension and other postretirement benefit plans. The benefit plan information disclosed below pertains to all of the company’s retirement and other benefit plans, both relating to plans in the United States as well as in foreign countries.

Reconciliation of Plans’ Benefit Obligations,

Assets and Funded Status

as of and for the years ended December 31 (in millions)	Pension Benefits		Other Benefits
	2003	2002	2003	2002

Benefit obligations
Beginning of period	$2,075	$1,692	$407	$304
Service cost	67	50	7	5
Interest cost	137	125	27	24
Participant contributions	5	3	6	4
Actuarial loss	305	253	62	85
Benefit payments	(94)	(81)	(18)	(15)
Currency exchange-rate changes and other	52	33	—	—

End of period	2,547	2,075	491	407

Fair value of plan assets Beginning of period	1,275	1,530	—	—
Actual return on plan assets	187	(204)	—	—
Employer contributions	40	21	12	11
Participant contributions	5	3	6	4
Benefit payments	(94)	(81)	(18)	(15)
Currency exchange-rate changes and other	20	6	—	—

End of period	1,433	1,275	—	—

Funded status
Funded status at end of period	(1,114)	(800)	(491)	(407)
Unrecognized net losses	1,282	995	163	107
Fourth quarter contributions and benefit payments	87	5	3	3

Net amount recognized at December 31	$255	$200	$(325)	$(297)

Amounts recognized in the consolidated balance sheets
Prepaid benefit cost	$452	$369	$—	$—
Accrued benefit liability	(197)	(169)	(325)	(297)
Additional minimum liability	(1,060)	(804)	—	—
AOCI (a component of stockholders’ equity)	1,060	804	—	—

Net amount recognized at December 31	$255	$200	$(325)	$(297)

The accumulated benefit obligation (ABO) at the 2003 and 2002 measurement dates was $2.30 billion and $1.88 billion, respectively.

62  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

The information above represents the totals for all of the company’s defined benefit pension plans. The following is information for Baxter’s defined benefit pension plans with an ABO in excess of plan assets at the indicated measurement dates.

(in millions)	2003	2002

Projected benefit obligation	$2,371	$1,950
ABO	2,183	1,799
Fair value of plan assets	1,309	1,188

Under SFAS No. 87, “Employers’ Accounting for Pensions,” if the ABO relating to a pension plan exceeds the fair value of the plan’s assets, the liability established for that pension plan must be at least equal to that excess. Any additional minimum liability that must be recorded to state the plan’s pension liability at this unfunded ABO amount is charged directly to stockholders’ equity. As a result of recent unfavorable asset returns and a decline in interest rates, at December 31, 2003 and 2002 the company recorded a net-of-tax reduction of $170 million and $517 million, respectively, to AOCI, which is a component of stockholders’ equity, in order to recognize an additional minimum liability relating to certain of its pension plans. The recording of the additional minimum liabilities had no impact on the company’s results of operations.

Plan Assets

An Investment Committee, which is comprised of members of the company’s senior management, is responsible for supervising, monitoring and evaluating the invested assets of the company’s funded pension plans. The Investment Committee, which meets at least quarterly, abides by documented policies and procedures relating to investment goals, targeted asset allocations, risk management practices, allowable and prohibited investment holdings, diversification, use of derivatives, the relationship between plan assets and benefit obligations, and other relevant factors and considerations.

The Investment Committee’s significant documented goals and guidelines include the following.

•	Targeted long-term performance expectations relative to applicable market indices, such as Standard & Poor’s, Russell, MSCI EAFE, and other indices,
•	Targeted asset allocation percentage ranges (summarized in the table below),
•	Diversification of assets among third-party investment managers, and by geography, industry, stage of business cycle and other measures,
•	Specified investment holding and transaction prohibitions (for example, private placements or other restricted securities, securities that are not traded in a sufficiently active market, short sales, certain derivatives, commodities and margin transactions),
•	Specified portfolio percentage limits on holdings in a single corporate or other entity (generally 5%, except for holdings in United States Government or agency securities),
•	Specified average credit quality for the fixed-income securities portfolio (at least AA- by Standard & Poor’s or AA3 by Moody’s),
•	Specified portfolio percentage limits on foreign holdings, by asset category (with the targeted allocation for the total portfolio of 20% to 25%), and
•	Quarterly monitoring of investment manager performance and adherence to the Investment Committee’s policies.

Asset Allocations

	Target allocation ranges	Actual allocation of plan assets

	2004	2003	2002

Equity securities	80% to 90%	84%	84%
Fixed-income securities	10% to 15%	13%	13%
Other	0% to 3%	3%	3%

Total	100%	100%	100%

The long duration of the company’s pension and other postretirement benefit plan liabilities, coupled with management’s long-term view of performance, are the primary determinants of the relatively high targeted asset allocation range for equity securities.

Expected Funding

The company’s funding policy for its defined benefit pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that management may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the company, and other factors. Management expects that the company will be required to fund certain of its pension plans in 2004, and the current expected funding amount is approximately $100 million. Management expects that Baxter will have cash outflows of approximately $19 million relating to its other postretirement benefit plans. Pension plan liabilities are recorded in the company’s consolidated balance sheet in accordance with GAAP. With respect to the pension plan covering domestic employees, the United States Congress has been considering various changes to the pension plan funding rules, which could affect future required cash contributions. Management’s expected future contributions and benefit payments disclosed in this report are based on current laws and regulations, and do not reflect any potential future legislative changes.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Expected Benefit Payments for Next 10 Years

(in millions)	Pension	Other benefits

2004	$100	$ 19
2005	104	21
2006	108	23
2007	114	24
2008	121	26
2009 through 2013	647	155

Total expected benefit payments for next 10 years	$1,194	$268

The expected benefit payments above reflect the company’s share of the total benefits expected to be paid from the plans’ assets (for funded plans) or from the company’s assets (for unfunded plans).

Net Periodic Benefit Cost (Income)

years ended December 31 (in millions)	2003	2002	2001

Pension benefits
Service cost	$67	$50	$40
Interest cost	137	125	115
Expected return on plan assets	(176)	(193)	(177)

Amortization of net loss (gain), prior service cost and transition obligation	23	2	(2)

Net periodic pension benefit cost (income)	$51	$(16)	$(24)

Other benefits
Service cost	$7	$5	$3
Interest cost	27	24	16

Amortization of net loss (gain) and prior service cost	6	2	(4)

Net periodic other benefit cost	$40	$31	$15

The net periodic benefit cost amounts principally pertain to continuing operations.

Weighted-Average Assumptions Used in Determining Benefit Obligations

	Pension benefits		Other benefits

	2003	2002	2003	2002

Discount rate

U.S. and Puerto Rico plans	6.00%	6.75%	6.00%	6.75%
International plans	5.35%	5.41%	n/a	n/a
Expected return on plan assets

U.S. and Puerto Rico plans	10.00%	10.00%	n/a	n/a
International plans	7.62%	7.48%	n/a	n/a

Rate of compensation increase

U.S. and Puerto Rico plans	4.50%	4.50%	n/a	n/a
International plans	3.78%	3.75%	n/a	n/a

Annual rate of increase in the per-capita cost	n/a	n/a	10.00%	10.20%
Rate decreased to	n/a	n/a	5.00%	5.00%
by the year ended	n/a	n/a	2007	2007

The assumptions used in calculating the 2003 measurement date benefit obligations will be used in the calculation of net expense in 2004.

Weighted-Average Assumptions Used in Determining Net Periodic Benefit Cost (Income)

	Pension benefits			Other benefits

	2003	2002	2001	2003	2002	2001

Discount rate
U.S. and Puerto Rico plans	6.75%	7.50%	7.75%	6.75%	7.50%	7.75%
International plans	5.41%	5.95%	5.97%	n/a	n/a	n/a
Expected return on plan assets
U.S. and Puerto Rico plans	10.00%	11.00%	11.00%	n/a	n/a	n/a
International plans	7.48%	7.49%	7.75%	n/a	n/a	n/a
Rate of compensation increase
U.S. and Puerto Rico plans	4.50%	4.50%	4.50%	n/a	n/a	n/a
International plans	3.75%	3.88%	3.86%	n/a	n/a	n/a
Annual rate of increase in the per-capita cost	n/a	n/a	n/a	10.20%	11.39%	7.50%
Rate decreased to	n/a	n/a	n/a	5.00%	5.00%	5.50%
by the year ended	n/a	n/a	n/a	2007	2007	2003

64  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Management establishes the expected return on plan assets assumption primarily based on a review of historical compound average asset returns, both company-specific and relating to the broad market (based on the company’s asset allocation). Management also applies its judgment, based on an analysis of current market information and future expectations, in arriving at the expected return assumption. Management revised the assumption from 11% in 2002 to 10% in 2003 based on these reviews. The current asset return assumption is supported by historical data.

Effect of a One-Percent Change in Assumed Health-Care Cost Trend Rate

	One percent increase		One percent decrease

years ended December 31 (in millions)	2003	2002	2003	2002

Effect on total of service and interest cost components	$4	$5	$3	$4
Effect on postretirement benefit obligation	$75	$46	$61	$38

Medicare Prescription Drug, Improvement and Modernization Act

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare (Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare (Part D). In accordance with GAAP, the provisions of the Act are not considered in the current period measurements of postretirement benefit costs and the related benefit obligation. Specific authoritative guidance on the future accounting for the federal subsidy is pending. Management is in the process of analyzing the provisions of the Act, and assessing the potential impact on Baxter’s plans, as well as monitoring developments associated with the accounting for the Act.

Defined Contribution Plan

Most United States employees are eligible to participate in a qualified defined contribution plan. Company matching contributions relating to continuing operations were $23 million, $22 million and $18 million in 2003, 2002 and 2001, respectively.

Note 10

Interest and Other Expense (Income)

Net Interest Expense

years ended December 31 (in millions)	2003	2002	2001

Net interest expense
Interest costs	$155	$101	$130
Interest costs capitalized	(37)	(30)	(22)

Interest expense	118	71	108
Interest income	(28)	(19)	(39)

Total net interest expense	$90	$52	$69

Continuing operations	$87	$51	$68
Discontinued operations	$3	$1	$1

Other Expense (Income)
years ended December 31 (in millions)	2003	2002	2001

Equity in (income) losses of affiliates and minority interests	$(14)	$19	$14
Asset dispositions and impairments, net	(6)	68	(16)
Foreign currency	35	(6)	(12)

Cost relating to early extinguishment of debt	11	—	—
Other	16	11	1

Total other expense (income)	$42	$92	$(13)

The increase in equity in income of affiliates principally related to the company’s investment in Acambis. The increase in Acambis’ earnings was principally due to its substantial completion of its smallpox vaccine contract with the United States Government.

Net gains from asset dispositions totaled $40 million in 2003, including a $36 million gain relating to the December divestiture of all of the company’s common stock holdings in Acambis. These divestiture gains were offset by $34 million in impairment charges relating to investments with declines in value that were deemed to be other than temporary.

Included in asset dispositions and impairments, net in 2002 were $70 million in impairment charges relating to investments in publicly-traded companies with declines in value that were deemed to be other than temporary. Also included in asset dispositions and impairments in 2002 were write-offs of certain fixed assets and gains on the sale of certain land and facilities.

Included in asset dispositions and impairments, net in 2001 was a gain of $105 million from the disposal of an investment in the common stock of Cerus by contribution to the company’s pension trust. The cost basis used in the determination of

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

the gain was average cost. Partially offsetting this gain in 2001 were charges for asset impairments, which primarily consisted of charges for investments with declines in value deemed to be other than temporary.

With respect to investment impairment charges recorded during the three-year period, the investments were written down to their market values, as determined by reference to quoted market prices, where available. All available information is evaluated in management’s quarterly analyses of whether any declines in the fair values of individual securities are considered other than temporary. With respect to the impairment charges recorded during the three-year period, management concluded that the declines in value were other than temporary principally due to the significance and duration of the declines in value. In addition, with respect to the $70 million of impairment charges recorded in 2002, significant unfavorable events occurred in the period the charge was recorded, causing management to conclude the declines in value were other than temporary. One of the investees announced during the period its decision to immediately commence a wind-down of operations principally due to its unsuccessful efforts to raise capital or to effect a business combination with another company, and the other investee received information from regulatory entities regarding the absence of material progress regarding one of its products under development. At December 31, 2003 the book values of the company’s investments approximated their estimated fair values.

Note 11

Taxes

Income Before Income Tax Expense by Category

years ended December 31 (in millions)	2003	2002	2001

United States	$776	$502	$330
International	374	895	649

Income from continuing operations before income taxes and cumulative effect of accounting changes	$1,150	$1,397	$979

Income Tax Expense
years ended December 31 (in millions)	2003	2002	2001

Current
United States
Federal	$(138)	$102	$ (13)
State and local	9	—	76
International	249	195	125

Current income tax expense	120	297	188

Deferred
United States
Federal	150	33	72
State and local	37	39	(18)
International	(79)	(5)	62

Deferred income tax expense	108	67	116

Income tax expense	$228	$364	$304

The income tax expense for continuing operations was calculated as if Baxter were a stand-alone entity (without loss from the discontinued operations).

Deferred Tax Assets and Liabilities

as of December 31 (in millions)	2003	2002	2001

Deferred tax assets
Asset basis differences	$44	$—	$—
Accrued expenses	520	443	257
Accrued postretirement benefits	118	107	101
Alternative minimum tax credit	156	138	139
Tax credits and net operating losses	360	122	102
Valuation allowances	(151)	(67)	(58)

Total deferred tax assets	1,047	743	541

Deferred tax liabilities
Asset basis differences	—	79	456

Subsidiaries’ unremitted earnings	38	38	38
Other	167	79	57

Total deferred tax liabilities	205	196	551

Net deferred tax asset (liability)	$842	$547	$(10)

66  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Income Tax Expense Rate Reconciliation

years ended December 31 (in millions)	2003	2002	2001

Income tax expense at statutory rate	$402	$489	$343
Operations subject to tax incentives	(148)	(161)	(157)
State and local taxes	8	21	31
Foreign tax expense (income)	4	(3)	38
IPR&D charges	—	36	62
Nondeductible foreign dividends	35	—	—
Tax settlements	(59)	(8)	—
Other factors	(14)	(10)	(13)

Income tax expense	$228	$364	$304

The company has received tax incentives in Puerto Rico and certain other taxing jurisdictions outside the United States. The financial impact of the reductions from local tax rates is indicated in the table above. The tax reductions favorably impacted earnings per diluted share by $0.20, $0.21 and $0.18 in 2003, 2002 and 2001, respectively. The Puerto Rico grant provides that the company’s manufacturing operations will be partially exempt from local taxes until the year 2013. Appropriate taxes have been provided for these operations assuming repatriation of all available earnings. The tax incentives in the other jurisdictions continue until at least 2006.

United States federal income taxes, net of applicable credits, on the foreign unremitted earnings of $4.18 billion, deemed to be permanently reinvested, would be approximately $1.02 billion as of December 31, 2003. The foreign unremitted earnings and United States federal income tax amounts were $2.84 billion and $725 million, respectively, as of December 31, 2002, and $2.46 billion and $569 million, respectively, as of December 31, 2001.

In connection with the spin-off of its cardiovascular business, Baxter obtained a ruling from the Internal Revenue Service to the effect that the distribution should qualify as a tax-free spin-off in the United States. In many countries throughout the world, Baxter has not sought similar rulings from the local tax authorities and has taken the position that the spin-off was a tax-free event to Baxter. In the event that one or more countries’ taxing authorities successfully challenge this position, Baxter would be liable for any resulting liability. Baxter believes that it has established adequate reserves to cover the expected tax liabilities. There can be no assurance, however, that Baxter will not incur losses in excess of such reserves.

United States federal income tax returns filed by Baxter through December 31, 1997, have been examined and closed by the Internal Revenue Service. Favorable settlements have been reached with respect to tax matters in certain jurisdictions at amounts less than previously accrued. In 2003 the company also incurred certain non-recurring tax costs to implement new tax strategies in other jurisdictions, including nondeductible foreign dividends. The company has ongoing audits in the United States and international jurisdictions, including Austria, Chile, Colombia, France, Germany, Italy and Japan. In the opinion of management, the company has made adequate tax provisions for all years subject to examination.

Note 12

Legal Proceedings

Baxter International and certain of its subsidiaries are named as defendants in a number of lawsuits, claims and proceedings, including product liability claims involving products now or formerly manufactured or sold by the company or by companies that were acquired by the company. These cases and claims raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case and claim, the jurisdiction in which each suit is brought, and differences in applicable law. Baxter has established reserves in accordance with generally accepted accounting principles for certain of the matters discussed below. For these matters, there is a possibility that resolution of the matters could result in an additional loss in excess of presently established reserves. Also, there is a possibility that resolution of certain of the company’s legal contingencies for which there is no reserve could result in a loss. Management is not able to estimate the amount of such loss or additional loss (or range of loss or additional loss). However, management believes that, while such a future charge could have a material adverse impact on the company’s net income and net cash flows in the period in which it is recorded or paid, no such charge would have a material adverse effect on Baxter’s consolidated financial position. For a more extensive description of lawsuits, claims and proceedings against the company, see Part 1, Item 3 of Baxter’s Form 10-K for the year ended December 31, 2003.

Based on developments and a review of additional information, the liabilities and related insurance receivables pertaining to the company’s mammary implant and plasma-based therapies litigation described below, were adjusted at various points during 2002 and 2001 based primarily on more favorable insurance recoveries. The pre-tax impact was recorded as a reduction of marketing and administrative expenses in the consolidated statements of income, decreasing expenses by $60 million in 2002 and $20 million in 2001.

Mammary Implant Litigation

Baxter International, together with certain of its subsidiaries, is currently a defendant in various courts in a number of lawsuits seeking damages for injuries of various types allegedly caused

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

by silicone mammary implants previously manufactured by the Heyer-Schulte division of American Hospital Supply Corporation (AHSC). AHSC, which was acquired by Baxter in 1985, divested its Heyer-Schulte division in 1984.

Settlement of a class action on behalf of all women with silicone mammary implants was approved by the U.S. District Court (U.S.D.C.) for the Northern District of Alabama in December 1995. The monetary provisions of the settlement provide compensation for all present and future plaintiffs and claimants through a series of specific funds and a disease-compensation program involving certain specified medical conditions. The company also has been named in three other purported class actions in various state and provincial courts, only one of which is certified. In addition, there are a number of individual suits currently pending against the company, primarily consisting of plaintiffs who have opted-out of the class action.

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

In addition, as also discussed in Note 3, Immuno, which was acquired by Baxter in 1996, has unsettled claims for damages for injuries allegedly caused by its plasma-based therapies. A portion of the liability and defense costs related to these claims will be covered by insurance, subject to exclusions, conditions, policy limits and other factors. Pursuant to the stock purchase agreement between the company and Immuno, as revised in April 1999, approximately 26 million Swiss Francs (which is the equivalent of approximately $20 million based on the exchange rate as of December 31, 2003) of the purchase price is being withheld to cover these contingent liabilities.

Baxter is currently a defendant in a number of claims and lawsuits, including one certified class action in the U.S.D.C. for the Central District of California, brought by individuals who infused the company’s Gammagard IVIG (intravenous immuno-globulin), all of whom are seeking damages for Hepatitis C infections allegedly caused by infusing Gammagard IVIG. In September 2000, the U.S.D.C. for the Central District of California approved a settlement of the class action that would provide financial compensation for U.S. individuals who used Gammagard IVIG between January 1993 and February 1994.

The company believes that a substantial portion of the liability and defense costs related to its plasma-based therapies litigation will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency.

Other

In July 2003, Baxter International received a request from the Midwest Regional Office of the Securities and Exchange Commission for the voluntary production of documents and information concerning revisions to the company’s growth and earnings forecasts for 2003. The company is cooperating fully with the SEC in this matter.

In April 2003, A. Nattermann & Cie GmbH and Aventis Behring L.L.C. filed a patent infringement lawsuit in the U.S.D.C. for the District of Delaware naming Baxter Healthcare Corporation as the defendant. In November 2003, plaintiffs dismissed without prejudice the lawsuit. The complaint, which sought injunctive relief, alleged that Baxter’s planned manufacture and sale of ADVATE would infringe United States Patent No. 5,565,427. Plaintiffs have requested that the United States Patent and Trademark Office reexamine the patent, in view of invalidating prior art asserted by Baxter.

In August 2002, six purported class action lawsuits were filed in the U.S.D.C. for the Northern District of Illinois naming Baxter International and its Chief Executive Officer and Chief Financial Officer as defendants. These lawsuits, which were consolidated and sought recovery of unspecified damages, alleged that the defendants violated the federal securities laws by making misleading statements that allegedly caused Baxter International common stock to trade at inflated levels. In December 2002, plaintiffs filed their consolidated amended class action complaint which named nine additional Baxter officers as defendants. On July 17, 2003, the U.S.D.C. for the Northern District of Illinois dismissed in its entirety the consolidated amended class action complaint. The plaintiffs have appealed the District Court’s order of dismissal.

Baxter International and certain of its subsidiaries are defendants in a civil lawsuit seeking unspecified damages on behalf of a person who allegedly was injured as a result of exposure to Baxter’s Althane series dialyzers, as well as separate civil lawsuits seeking unspecified damages brought by the former distributor of Althane series dialyzers in Croatia and a dialyzer clinic in Spain. The company has reached settlements with a number of

68  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

the families of patients who died in Spain, Croatia and the United States after undergoing hemodialysis on Baxter Althane series dialyzers. The United States Government is investigating the matter and Baxter has received a subpoena to provide documents. Other lawsuits and claims may be filed in the United States and elsewhere.

As of December 31, 2003, Baxter International and certain of its subsidiaries have been named as defendants, along with others, in lawsuits brought in various state and United States federal courts on behalf of various classes of purchasers of Medicare and Medicaid eligible drugs alleged to have been injured by Baxter and other defendants as a result of pricing practices for such drugs, which are alleged to be artificially inflated. In May 2003, the U.S.D.C. for the District of Massachusetts granted in part defendants’ motion to dismiss the consolidated amended complaint. Plaintiffs have filed an amended master consolidated class action complaint and the defendants, including Baxter, have moved to dismiss the complaint. In addition, the Attorney General of Nevada and the Attorney General of Montana have filed separate civil suits against a subsidiary of Baxter alleging that prices for Medicare and Medicaid eligible drugs were artificially inflated in violation of various state laws. Various state and federal agencies are conducting civil investigations into the marketing and pricing practices of Baxter and others with respect to Medicare and Medicaid reimbursement.

As of December 31, 2003, Baxter International and certain of its subsidiaries have been served as defendants, along with others, in lawsuits filed in various state and United States federal courts, some of which are purported class actions, by or on behalf of claimants alleged to have contracted autism or other attention deficit disorders as a result of exposure to vaccines for childhood diseases containing Thimerosal. Additional Thimerosal cases may be filed in the future against Baxter and other companies that marketed Thimerosal-containing products.

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

In addition to the cases discussed above, Baxter is a defendant in a number of other claims, investigations and lawsuits. Based on the advice of counsel, management does not believe that, individually or in the aggregate, these other claims, investigations and lawsuits will have a material adverse effect on the company’s consolidated results of operations, cash flows or financial position.

Note 13

Segment Information

Baxter operates in three segments, each of which is a strategic business that is managed separately because each business develops, manufactures and sells distinct products and services. The segments and a description of their products and services are as follows: Medication Delivery, which provides a range of intravenous solutions and specialty products that are used in combination for fluid replenishment, general anesthesia, nutrition therapy, pain management, and antibiotic therapy; BioScience, which develops biopharmaceuticals, biosurgery products, vaccines and blood collection, processing and storage products and technologies for transfusion therapies; and Renal, which develops products and provides services to treat end-stage kidney disease.

Management utilizes more than one measurement and multiple views of data to measure segment performance and to allocate resources to the segments. However, the dominant measurements are consistent with the company’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments and allocates resources to them primarily based on pre-tax income along with cash flows and overall economic returns. Intersegment sales are generally accounted for at amounts comparable to sales to unaffiliated customers, and are eliminated in consolidation. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies in Note 1.

Certain items are maintained at corporate headquarters (Corporate) and are not allocated to the segments. They primarily include most of the company’s debt and cash and equivalents and related net interest expense, corporate headquarters costs, certain non-strategic investments and related income and expense, certain nonrecurring gains and losses, certain special charges (such as IPR&D, restructuring, and asset impairments), deferred income taxes, certain foreign currency fluctuations, the majority of foreign currency and interest rate hedging activities, and certain litigation liabilities and related insurance receivables. With respect to depreciation and amortization, and expenditures for long-lived assets, the difference between the segment totals and the consolidated totals principally relate to assets maintained at Corporate.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Segment Information

The following information is as of and for the years ended December 31.

(in millions)	Medication Delivery	BioScience	Renal	Other	Total

2003
Net sales	$3,838	$3,271	$1,807	$ —	$ 8,916

Depreciation and amortization	203	150	97	95	545
Pre-tax income (loss)	728	729	319	(626)	1,150
Assets	4,626	5,041	1,685	2,427	13,779

Expenditures for long-lived assets	262	337	148	42	789

2002
Net sales	$3,317	$3,096	$1,697	$ —	$ 8,110

Depreciation and amortization	168	128	75	68	439
Pre-tax income (loss)	595	659	342	(199)	1,397
Assets	3,646	4,407	1,299	3,126	12,478

Expenditures for long-lived assets	227	382	135	104	848

2001
Net sales	$2,905	$2,786	$1,665	$ —	$ 7,356

Depreciation and amortization	158	148	91	30	427
Pre-tax income (loss)	475	552	304	(352)	979
Assets	3,076	3,559	1,701	2,007	10,343

Expenditures for long-lived assets	218	282	102	157	759

Pre-Tax Income Reconciliation

years ended December 31 (in millions)	2003	2002	2001

Total pre-tax income from segments	$1,776	$1,596	$1,331
Unallocated amounts
IPR&D	—	(163)	(280)
Restructuring charges	(337)	(26)	—

Charge relating to A, AF and AX series dialyzers	—	—	(189)
Net interest expense	(87)	(51)	(68)

Certain currency exchange-rate fluctuations and hedging activities	(89)	92	113
Asset dispositions and impairments, net	(34)	(47)	36
Costs relating to early extinguishment of debt	(11)	—	—
Other Corporate items	(68)	(4)	36

Consolidated income from continuing operations before income taxes and cumulative effect of accounting changes	$1,150	$1,397	$ 979

Assets Reconciliation
as of December 31 (in millions)		2003	2002

Total segment assets		$11,352	$ 9,352
Unallocated assets
Cash and equivalents		927	1,169
Deferred income taxes		476	607
Insurance receivables		131	169
P,P&E		349	288
Other Corporate assets		544	893

Consolidated total assets		$13,779	$12,478

70  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Geographic Information

Net sales are based on product shipment destination and long-lived assets are based on physical location.

for the years ended December 31 (in millions)	2003	2002	2001

Net sales
United States	$4,279	$3,974	$3,721
Germany	509	422	319
Japan	403	388	427
Other countries	3,725	3,326	2,889

Consolidated net sales	$8,916	$8,110	$7,356

as of December 31 (in millions)		2003	2002

Long-lived assets
United States		$2,269	$2,041
Austria		569	433
Other countries		1,747	1,433

Consolidated long-lived assets		$4,585	$3,907

Significant Product Sales

The following is a summary of net sales as a percentage of consolidated net sales for the company’s principal products.

years ended December 31	2003	2002	2001

Recombinant products	13%	12%	11%
Plasma proteins[1]	11%	12%	14%
Peritoneal dialysis therapies	15%	16%	17%
Intravenous therapies[2]	12%	12%	13%

[1]	Includes plasma-derived hemophilia (FVII, FVIII, FIX and FEIBA), albumin, plasma-based biosurgery (Tisseel), and other plasma-based products. Excludes anti-body therapies.
[2]	Principally includes intravenous solutions and nutritional products.

Significant Relationship

Sales by various Baxter businesses to members of a large hospital buying group, Premier Purchasing Partners L.P. (Premier), pursuant to various contracts within Premier, represented approximately 8.3%, 8.9% and 10.1% of the company’s net sales in 2003, 2002 and 2001, respectively. The company has a number of contracts with Premier that are independently negotiated and expire on various dates. These agreements allow the members of the Premier group, which changes over time, to purchase from the suppliers of their choice. For certain products, Premier has agreements with more than one supplier. Baxter’s sales could be adversely affected if any of its contracts with Premier are terminated in part or in their entirety, or members decide to purchase from another supplier.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Note 14

Quarterly Financial Results and Market for the Company’s Stock (Unaudited)

years ended December 31 (in millions, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter	Total year

2003
Net sales	$1,997	$2,163	$2,219	$2,537	$8,916
Gross profit	880	973	972	1,140	3,965
Income from continuing operations before cumulative effect of accounting changes[1]	217	49	278	378	922
Net income[1]	216	38	256	371	881
Per common share
Income from continuing operations before cumulative effect of accounting changes[1]
Basic	0.36	0.08	0.47	0.62	1.54
Diluted	0.36	0.08	0.47	0.62	1.52
Net income[1]
Basic	0.36	0.06	0.43	0.61	1.47
Diluted	0.35	0.06	0.43	0.61	1.45
Dividends declared	—	—	—	0.582	0.582
Market price
High	31.20	26.45	30.66	31.10	31.20
Low	18.64	18.56	23.99	26.44	18.56

2002
Net sales	$1,875	$1,945	$2,029	$2,261	$8,110
Gross profit	880	914	940	1,058	3,792
Income from continuing operations[2]	253	204	317	259	1,033
Net income[2]	253	200	316	9	778
Per common share
Income from continuing operations[2]
Basic	0.42	0.34	0.52	0.43	1.72
Diluted	0.41	0.33	0.51	0.42	1.67
Net income[2]
Basic	0.42	0.33	0.52	0.01	1.29
Diluted	0.41	0.32	0.51	0.02	1.26
Dividends declared	—	—	—	0.582	0.582
Market price
High	59.60	59.48	43.41	32.09	59.60
Low	51.43	44.09	30.55	24.22	24.22

[1]	The first quarter of 2003 includes a $13 million pre-tax impairment charge for an investment whose decline in value was deemed other than temporary. The second quarter of 2003 includes a $337 million pre-tax restructuring charge and an $11 million pre-tax expense relating to the early extinguishment of debt. The fourth quarter of 2003 includes $42 million in pre-tax gains relating to asset divestitures and $21 million of pre-tax impairment charges for investments whose declines in value were deemed other than temporary.
[2]	The second quarter of 2002 includes a $70 million pre-tax impairment charge for investments whose decline in value was deemed other than temporary, and a $51 million pre-tax IPR&D charge relating to the acquisition of Fusion. The fourth quarter of 2002 includes a $112 million pre-tax IPR&D charge principally relating to the acquisitions of ESI and Epic, and a $26 million charge relating to the prioritization of the company’s R&D activities.

Baxter common stock is listed on the New York, Chicago, Pacific and SWX Swiss stock exchanges. The New York Stock Exchange is the principal market on which the company’s common stock is traded. At January 30, 2004, there were approximately 63,088 holders of record of the company’s common stock. The equity units discussed in Note 5 are also listed on the New York Stock Exchange under the symbol “BAX Pr.”

72  Baxter International Inc. 2003 Annual Report

DIRECTORS  AND  OFFICERS

Board of Directors

Walter E. Boomer

Chairman and Chief Executive Officer

Rogers Corporation

Pei-yuan Chia

Retired Vice Chairman

Citicorp and Citibank, N.A.

John D. Forsyth

Chairman and Chief Executive Officer

Wellmark Blue Cross Blue Shield

Gail D. Fosler

Executive Vice President and Chief Economist

The Conference Board

James R. Gavin III, M.D., Ph.D.

President

Morehouse School of Medicine

Harry M. Jansen Kraemer, Jr.

Chairman and Chief Executive Officer

Baxter International Inc.

Joseph B. Martin, M.D., Ph.D.

Dean of the Faculty of Medicine

Harvard Medical School

Thomas T. Stallkamp

Chairman

MSX International

K.J. Storm

Retired Chairman of the Executive Board

AEGON N.V. (The Netherlands)

Monroe E. Trout, M.D.

Chairman Emeritus

Cytyc Corporation

Fred L. Turner

Former Senior Chairman

McDonald’s Corporation

Carole J. Uhrich

Former Executive Vice President

Maytag Corporation

Honorary Director

William B. Graham

Chairman Emeritus of the Board

Baxter International Inc.

Officers

Brian P. Anderson

Senior Vice President

Chief Financial Officer

Carlos del Salto

Senior Vice President

President – Intercontinental/Asia

President – Renal

David F. Drohan

Senior Vice President

President – Medication Delivery

J. Michael Gatling

Corporate Vice President

Global Manufacturing Operations

Lawrence T. Gibbons

Corporate Vice President

Quality

John J. Greisch

Corporate Vice President

President – BioScience

J. Robert Hurley

Corporate Vice President

Strategy, Integration and Alliance Management

Neville J. Jeharajah

Corporate Vice President

Investor Relations

Harry M. Jansen Kraemer, Jr.

Chairman and Chief Executive Officer

Karen J. May

Corporate Vice President

Human Resources

Steven J. Meyer

Treasurer

John C. Moon

Corporate Vice President

Chief Information Officer

Jan Stern Reed

Corporate Secretary,

Associate General Counsel and Chief Corporate Governance Officer

Norbert G. Riedel

Senior Vice President

Chief Scientific Officer

Thomas J. Sabatino, Jr.

Senior Vice President

General Counsel

Michael J. Tucker

Senior Vice President

Gregory P. Young

Corporate Vice President

President – Transfusion Therapies

COMPANY INFORMATION

Corporate Headquarters

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015-4633

Telephone: (847) 948-2000

Internet: www.baxter.com

Stock Exchange Listings

Common Stock Ticker Symbol: BAX

Baxter common stock is listed on the New York, Chicago, Pacific and SWX Swiss stock exchanges. The New York Stock Exchange is the principal market on which the company’s common stock is traded.

7% Equity Unit Ticker Symbol: BAX Pr

Baxter 7% Equity Units are listed on the New York Stock Exchange.

Annual Meeting

The 2004 Annual Meeting of Stockholders will be held on Tuesday, May 4, at 10:30 a.m. at the Drury Lane Theatre in Oakbrook Terrace, Illinois.

Stock Transfer Agent

Correspondence concerning Baxter International common stock holdings, lost or missing certificates or dividend checks, duplicate mailings or changes of address should be directed to:

Baxter Common Stock

Equiserve

P.O. Box 43069

Providence, RI 02940-3069

Telephone: (781) 575-2723

Hearing Impaired Telephone: (201) 222-4955

Internet: www.equiserve.com

Baxter 7% Equity Units

Bank One Corporate Trust Services

Telephone: (312) 407-1871

Correspondence concerning Baxter International Inc. Contingent Payment Rights related to the 1998 acquisition of Somatogen, Inc. should be directed to:

U.S. Bank Trust National Association

Telephone: (651) 495-3913

Dividend Reinvestment

The company offers an automatic dividend-reinvestment program to all holders of Baxter International Inc. common stock. Information is available upon request from:

Equiserve

P.O. Box 43081

Providence, RI 02940-3081

Telephone: (781) 575-2723

Internet: www.equiserve.com

Independent Auditors

PricewaterhouseCoopers LLP

Chicago, IL

74  Baxter International Inc. 2003 Annual Report

COMPANY INFORMATION

INFORMATION RESOURCES

Internet

www.baxter.com

Please visit our Internet site for information on the company, corporate governance, annual report, Form 10-K, proxy statement, SEC filings and the sustainability report.

Information regarding corporate governance at Baxter, including Baxter’s corporate governance guidelines, global business practice standards, and the charters for the committees of Baxter’s board of directors, is available on Baxter’s website at www.baxter.com under “Corporate Governance” and in print upon request by writing to Baxter International Inc., Corporate Secretary, One Baxter Parkway, Deerfield, Illinois 60015-4633.

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

Registered stockholders also may access personal account information on-line via the Internet by visiting www.equiserve.com and selecting the “Account Access” menu.

Investor Relations

Securities analysts, investment professionals and investors seeking additional investor information should contact:

Baxter Investor Relations

Telephone: (847) 948-4551

Fax: (847) 948-4498

Customer Inquiries

Customers who would like general information about Baxter’s products and services may call the Center for One Baxter toll free in the United States at (800) 422-9837 or by dialing (847) 948-4770.

Form 10-K

A paper copy of the company’s Form 10-K for the year ended December 31, 2003, may be obtained without a charge by writing to Baxter International Inc., Investor Relations, One Baxter Parkway, Deerfield, IL 60015-4633. A copy of the company’s Form 10-K and other filings with the U.S. Securities and Exchange Commission may be obtained from the Securities and Exchange Commission’s website at www.sec.gov or the company’s website at www.baxter.com.

® Baxter International Inc., 2004. All rights reserved.

References in this report to Baxter are intended to refer collectively to Baxter International Inc. and its U.S. and international subsidiaries.

ADVATE, ALYX, AMICUS, ARALAST, ARENA, AUTOPHERESIS-C, Baxter, CEPROTIN, ENLIGHTENEDHRBC, EXELTRA, EXTRANEAL, HEMOFIL, HOMECHOICE, IMMUNATE, INTERCEPT, LINEO, NANOEDGE, PREMASOL, PROMAXX, RECOMBINATE, RENALSOFT, SYNDEO, SYNTRA and VIAFLEX are trademarks of Baxter International Inc. and its affiliates.

Design/Paragraphs Design Inc., Chicago, IL.;

Printing/RR Donnelley, Lancaster, PA

Printed on Recycled Paper

FIVE-YEAR  SUMMMARY  OF  SELECTED  FINANCIAL  DATA

as of or for the years ended December 31	2003[1]	2002[2]		2001[3]	2000[4,5]	1999

Operating Results (in millions)
Net sales	$8,916	8,110		7,356	6,697	6,224
Income from continuing operations before cumulative effect of accounting changes	$922	1,033		675	754	805
Depreciation and amortization	$545	439		427	394	364
Research and development expenses [6]	$553	501		426	378	331

Balance Sheet and Cash Flow Information
(in millions)
Capital expenditures	$789	848		759	625	614
Total assets	$13,779	12,478		10,343	8,733	9,644
Long-term debt and lease obligations	$4,421	4,398		2,486	1,726	2,601

Common Stock Information [7]
Average number of common shares outstanding (in millions) [8]	599	600		590	585	579
Income from continuing operations before cumulative effect of accounting changes per common share
Basic	$1.54	1.72		1.15	1.29	1.39
Diluted	$1.52	1.67		1.11	1.26	1.36
Cash dividends declared per common share	$0.582	0.582		0.582	0.582	0.582
Year-end market price per common share [9]	$30.52	28.00		53.63	44.16	31.41

Other Information
Net-debt-to-capital ratio [10]	39.6%	40.3%		35.9%	40.1%	40.2%
Total shareholder return [11]	11.1%	(46.7%	)	22.8%	48.1%	(0.5%	)
Common stockholders of record at year-end	63,342	62,996		60,662	59,100	61,200

[1]	Income from continuing operations includes a pre-tax charge for restructuring of $337 million.
[2]	Income from continuing operations includes pre-tax in-process research and development (IPR&D) charges of $163 million and a pre-tax research and development (R&D) prioritization charge of $26 million.
[3]	Income from continuing operations includes pre-tax charges for IPR&D and the company's A, AF and AX series dialyzers of $280 million and $189 million, respectively.
[4]	Income from continuing operations includes pre-tax IPR&D and other special charges of $286 million.
[5]	Certain balance sheet data are affected by the spin-off of Edwards Lifesciences Corporation in 2000.
[6]	Excludes charges for IPR&D and a special charge to prioritize certain of the company's R&D programs, as applicable in each year, which are reported in separate lines in the consolidated statements of income.
[7]	All share and per share data have been restated for the company's two-for-one stock split in May 2001.
[8]	Excludes common stock equivalents.
[9]	Market prices are adjusted for the company's stock dividend and stock split.
[10]	The net-debt-to-capital ratio represents net debt (short-term and long-term debt and lease obligations, net of cash and equivalents) divided by capital (the total of net debt and stockholders' equity). Management uses this ratio to assess and optimize the company's capital structure. The net-debt-to-capital ratio is not a measurement of capital structure defined under generally accepted accounting principles. The ratio was calculated in 2003 and 2002 in accordance with the company's primary credit agreements, which give 70% equity credit to the company's equity units (which were issued in 2002). Refer to Note 5 to the consolidated financial statements for further information.
[11]	Represents the total of appreciation in market price plus cash dividends declared on common shares plus the effect of any stock dividends for the year.

76  Baxter International Inc. 2003 Annual Report