Form 10-K/A, Exhibit 13
period 2003-12-31
BAXTER INTERNATIONAL INC
filed 2004-08-09
CIK 10456

Exhibit 13

2003 FINANCIAL TABLE OF CONTENTS
18 Management’s Discussion and Analysis—Restated	43 Consolidated Statements of Stockholders’ Equity and Comprehensive Income—Restated
39 Report of Independent Registered Public Accounting Firm	44 Notes to Consolidated Financial Statements—Restated
40 Consolidated Balance Sheets—Restated	76 Five-Year Summary of Selected Financial Data—Restated
41 Consolidated Statements of Income—Restated
42 Consolidated Statements of Cash Flows—Restated

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

As discussed in Note 1A to the consolidated financial statements, the company has restated its previously issued financial statements for the years ended December 31, 2001, 2002 and 2003 and the first quarter of 2004. The restatement is primarily the result of the inappropriate application of accounting principles for revenue recognition and inadequate provisions for bad debts in Brazil during the period. Refer to Note 1A for further information including the impact of the restatement for each of the restated periods included in this filing. As noted therein, as a result of the restatement, in aggregate, net sales decreased $37 million (0.2% of the originally reported amount) and net income decreased $33 million (1.5% of the originally reported amount) over the three-year period ended December 31, 2003. For the first quarter of 2004, net sales were unchanged as a result of the restatement and net income decreased $2 million (1.1% of the originally reported amount). The information in this discussion and analysis reflects this restatement, but is not otherwise updated.

OVERVIEW TO MANAGEMENT’S DISCUSSION AND ANALYSIS

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

2003 Objectives per 2002 Annual Report	Results

Grow sales in the 10-12% range.	Actual net sales increased 10% in 2003.

Grow earnings per diluted share (from continuing operations) to the $2.22-$2.29 range, or growth of 11-15%.	Earnings per diluted share from continuing operations before the cumulative effect of accounting changes was $1.50 (as restated) in 2003, decreasing 10% (as restated) from the prior year.

Generate $1.3-$1.5 billion in cash flows from operations.	The company generated $1.4 billion in cash flows from operations during 2003.

As noted above, the company did not meet its earnings per diluted share objective for 2003. Please refer to the discussion below for a description of the factors and events impacting the company’s results for 2003.

MANAGEMENT’S  DISCUSSION  AND  ANALYSIS

RESULTS OF CONTINUING OPERATIONS

Net Sales

	Restated			Percent increase (restated)
years ended December 31 (in millions)	2003	2002	2001	2003	2002
Medication Delivery	$3,827	$3,311	$2,903	16%	14%
BioScience	3,269	3,096	2,786	6%	11%
Renal	1,808	1,692	1,653	7%	2%

Total net sales	$8,904	$8,099	$7,342	10%	10%

	Restated			Percent increase
years ended December 31 (in millions)	2003	2002	2001	2003	2002
United States	$4,279	$3,974	$3,721	8%	7%
International	4,625	4,125	3,621	12%	14%

Total net sales	$8,904	$8,099	$7,342	10%	10%

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

Renal    Sales from continuing operations in the Renal segment increased 7% (as restated) and 2% in 2003 and 2002, respectively (including the impact of foreign currency fluctuations). The sales growth in both 2003 and 2002 was driven principally by sales of products for peritoneal dialysis. Increased penetration of products for peritoneal dialysis continues to be strongest in emerging markets such as Latin America and Asia, where many people with end-stage renal disease are currently under-treated. The remainder of the growth in 2003 was primarily related to increased sales of hemodialysis products. In 2002, sales of hemodialysis products declined, primarily outside the United States. Sales in most geographic markets continue to be affected by strong pricing pressures and the effects of market consolidation. Sales growth in 2004 is expected to be somewhat lower than that in 2003.

Gross Margin and Expense Ratios

	Restated
years ended December 31 (as a percent of sales)	2003	2002	2001
Gross margin	44.4%	46.7%	46.3%
Marketing and administrative expenses	20.3%	19.3%	19.7%

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

Medication Delivery    Pre-tax income increased 21% (as restated) and 25% in 2003 and 2002, respectively. The growth in pre-tax income was primarily the result of strong sales growth, a favorable change in sales mix, the close management of costs, acquisitions, the leveraging of expenses in conjunction with recent acquisitions, and in 2003, favorable changes in currency exchange rates (as noted above, foreign currency hedging activities are recorded at corporate, and are not included in segment results). Favorably impacting the sales mix in 2003 were higher-margin sales related to the December 2002 acquisition of ESI, as well as reduced sales in certain lower-margin distribution businesses in certain countries outside the United States, as a result of management’s decision to slowly withdraw from these businesses. The improved sales mix in 2002 was also partially attributable to recent acquisitions. These factors in both years were partially offset by increased R&D spending, which was primarily related to the fourth quarter 2002 acquisitions of ESI and Epic and the fourth quarter 2001 acquisition of ASTA.

BioScience    Pre-tax income increased 9% (as restated) and 20% (as restated) in 2003 and 2002, respectively. The increase in 2003 was primarily due to increased income from the investment in Acambis (which related to Acambis’ smallpox vaccines contract with the United States Government), lower R&D spending, the close management of costs, and favorable fluctuations in currency exchange rates, partially offset by lower gross margins, and increased sales and marketing costs associated with the launch of new products. As discussed above, the lower gross margin in 2003 was primarily related to competitive pricing pressures in the plasma-based products business. The impact of the lower plasma-based products margins was partially offset by the effect of increased sales of recombinant products, which have a higher gross margin. The increase in pre-tax income in 2002 was primarily the result of strong sales growth, an improved gross margin primarily due to a change in product mix (with a higher sales contribution from Recombinate and smallpox vaccines), and the continued leveraging of costs and expenses. These increases were partially offset by pricing pressures in the plasma-based products business, the impact of foreign currency fluctuations, and increased R&D spending.

Renal    Pre-tax income decreased 6% (as restated) in 2003 and increased 15% (as restated) in 2002. The decrease in pre-tax income in 2003 was primarily due to lower gross profits, increased sales and marketing costs associated with the launch of new products and increased R&D spending, partially offset by favorable currency exchange rate fluctuations. The increase in pre-tax income in 2002 was primarily due to an improved sales mix, with higher sales of products used for peritoneal dialysis, and the close management of expenses, partially offset by unfavorable currency exchange rate fluctuations, particularly with respect to certain Latin American currencies, and increased R&D spending.

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

Income From Continuing Operations Before the Cumulative Effect of Accounting Changes and Related per Diluted Share Amounts

Income from continuing operations, before the cumulative effect of accounting changes, was $907 million (as restated), $1,026 million (as restated) and $664 million (as restated) in 2003, 2002 and 2001, respectively. Net earnings per diluted share from continuing operations, before the cumulative effect of accounting changes, was $1.50 (as restated), $1.66 (as restated) and $1.09 (as restated) in 2003, 2002 and 2001, respectively. As discussed above, earnings in all three years included special charges and gains.

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

Accounts Receivable

Cash flows relating to accounts receivable (as well as other working capital items) improved in 2003 as a result of more focus on working capital efficiency. With this increased focus, the company improved its accounts receivable collections (days sales outstanding improved from 52.7 days (as restated) at December 31, 2002 to 50.7 days (as restated) at December 31, 2003). The company’s receivable securitization arrangements did not impact cash flows during 2003. Cash flows in 2002 and 2001 benefited $57 million and $118 million, respectively, from the company’s receivable securitization arrangements.

Inventories

The following is a summary of inventories and inventory turns by segment as of December 31 of the respective years.

	Restated
	Inventories		Inventory Turns
(in millions, except inventory turn data)	2003	2002	2003	2002	2001
BioScience	$1,378	$1,082	1.53	1.65	2.27
Medication Delivery	528	485	4.52	4.60	4.94
Renal	198	185	4.15	4.23	4.14

Total company	$2,104	$1,752	2.55	2.71	3.22

Inventory account balances increased by $352 million (as restated) from December 31, 2002 to December 31, 2003. Approximately $200 million of the increase (including approximately $165 million in the BioScience segment) was due to fluctuations in currency exchange rates (particularly the Euro), which did not impact cash flows. The decline in turns in the BioScience segment principally pertained to plasma inventories, as a result of the above-mentioned competitive pressures, coupled with long production cycles for many of the products. Inventory balances increased from 2001 to 2002 partially in anticipation of the launch of new products.

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

Credit Facilities and Access to Capital

The company had $925 million (as restated) of cash and equivalents at December 31, 2003. The company also maintains two primary revolving credit facilities, which totaled $1.4 billion at December 31, 2003. Based on a reassessment of the company’s short-term credit needs, and partly as a result of the above-mentioned June redemption of the company’s convertible bonds, the short-term facility was reduced by $200 million in October 2003 (reducing the total of the two credit facilities from $1.6 billion to $1.4 billion). The credit facilities have funding expiration dates through November 2007. The facilities enable the company to borrow funds on an unsecured basis at variable interest rates. The company has never drawn on these facilities and does not intend to do so in the foreseeable future. Management believes these credit facilities are adequate to support ongoing operational requirements. The credit facilities contain certain covenants, including a maximum net-debt-to-capital ratio and a minimum interest coverage ratio. At December 31, 2003, as in prior periods, the company was in compliance with all covenants. The company’s net-debt-to-capital ratio, as defined below, of 39.9% (as restated) at December 31, 2003, was well below the credit facilities’ net-debt-to-capital covenant. Similarly, the company’s actual interest coverage ratio of 10.5 to 1 (as restated) in the fourth quarter of 2003 was well in excess of the minimum interest coverage ratio covenant. The net-debt-to-capital ratio, which is calculated in accordance with the company’s primary credit agreements and is not a measure defined by GAAP, is calculated as net debt (short-term and long-term debt and lease obligations, less cash and equivalents) divided by capital (the total of net debt and stockholders’ equity). The net-debt-to-capital ratio at December 31, 2003 and the corresponding covenant in the company’s credit agreements give 70% equity credit to the company’s equity units. The minimum interest coverage ratio is a four-quarter rolling calculation of the total of income from continuing operations before income taxes plus interest expense (before interest income), divided by interest expense (before interest income). Baxter also maintains other short-term credit arrangements, which totaled $1.08 billion at December 31, 2003, of which $150 million of borrowings were outstanding. The above-mentioned financial restatement had no impact on the company’s compliance with the financial covenants in its debt agreement.

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

[INTENTIONALLY LEFT BLANK]

38  Baxter International Inc. 2003 Annual Report

REPORT  OF  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Baxter International Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders’ equity and comprehensive income present fairly, in all material respects, the financial position of Baxter International Inc. (the company) and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

As described in Note 1A, the consolidated financial statements as of December 31, 2003 and 2002 and for the three years in the period ended December 31, 2003 have been restated.

PricewaterhouseCoopers LLP

Chicago, Illinois

February 20, 2004, except for Note 1A which is as of August 9, 2004

CONSOLIDATED  BALANCE  SHEETS

		Restated
as of December 31 (in millions, except share information)		2003	2002
Current Assets	Cash and equivalents	$925	$1,169
	Accounts and other current receivables	1,914	1,793
	Inventories	2,104	1,752
	Short-term deferred income taxes	140	125
	Prepaid expenses and other	277	268

	Total current assets	5,360	5,107

Property, Plant and Equipment, Net		4,592	3,912

Other Assets	Goodwill	1,648	1,494
	Other intangible assets	611	526
	Other	1,498	1,391
	Total other assets	3,757	3,411
	Total assets	$13,709	$12,430

Current Liabilities	Short-term debt	$150	$112
	Current maturities of long-term debt and lease obligations	3	108
	Accounts payable and accrued liabilities	3,107	3,047
	Income taxes payable	538	570

	Total current liabilities	3,798	3,837

Long-Term Debt and Lease Obligations		4,421	4,398

Other Long-Term Liabilities		2,216	1,290

Commitments and Contingencies

Stockholders’ Equity	Common stock, $1 par value, authorized 2,000,000,000 shares, issued 648,574,109 shares in 2003 and 626,574,109 shares in 2002	649	627
	Common stock in treasury, at cost, 37,273,424 shares in 2003 and 27,069,808 shares in 2002	(1,863)	(1,326)
	Additional contributed capital	3,773	3,223
	Retained earnings	2,145	1,655
	Accumulated other comprehensive loss	(1,430)	(1,274)

	Total stockholders’ equity	3,274	2,905

	Total liabilities and stockholders’ equity	$13,709	$12,430

The accompanying notes are an integral part of these consolidated financial statements.

40  Baxter International Inc. 2003 Annual Report

CONSOLIDATED  STATEMENTS  OF  INCOME

		Restated
years ended December 31 (in millions, except per share data)		2003	2002	2001
Operations	Net sales	$8,904	$8,099	$7,342
	Costs and expenses
	Cost of goods sold	4,951	4,314	3,939
	Marketing and administrative expenses	1,805	1,566	1,448
	Research and development expenses	553	501	426
	In-process R&D (IPR&D) charges	—	163	280
	Restructuring charges	337	26	—
	Charge relating to A, AF and AX series dialyzers	—	—	189
	Goodwill amortization	—	—	43
	Net interest expense	87	51	68
	Other expense (income)	42	92	(13)

	Total costs and expenses	7,775	6,713	6,380

	Income from continuing operations before income taxes and cumulative effect of accounting changes	1,129	1,386	962
	Income tax expense	222	360	298

	Income from continuing operations before cumulative effect of accounting changes	907	1,026	664
	Loss from discontinued operations, including exit charge in 2002 of $229, net of income tax benefit	(24)	(255)	(11)

	Income before cumulative effect of accounting changes	883	771	653
	Cumulative effect of accounting changes, net of income tax benefit	(17)	—	(52)

	Net income	$866	$771	$601

Per Share Data	Earnings per basic common share
	Continuing operations, before cumulative effect of accounting changes	$1.51	$1.71	$1.13
	Discontinued operations	(0.04)	(0.43)	(0.02)
	Cumulative effect of accounting changes	(0.03)	—	(0.09)

	Net income	$1.44	$1.28	$1.02

	Earnings per diluted common share
	Continuing operations, before cumulative effect of accounting changes	$1.50	$1.66	$1.09
	Discontinued operations	(0.04)	(0.41)	(0.02)
	Cumulative effect of accounting changes	(0.03)	—	(0.09)

	Net income	$1.43	$1.25	$0.98

	Weighted average number of common shares outstanding
	Basic	599	600	590
	Diluted	606	618	609

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Restated
years ended December 31 (in millions) (brackets denote cash outflows)		2003	2002	2001
Cash Flows from Operations	Income from continuing operations before cumulative effect of accounting changes	$907	$1,026	$664
	Adjustments
	Depreciation and amortization	547	440	427
	Deferred income taxes	106	72	116
	Loss (gain) on asset dispositions and impairments, net	(14)	26	(20)
	IPR&D charges	—	163	280
	Restructuring charges	337	26	—
	Charge relating to A, AF and AX series dialyzers	—	—	189
	Other	14	40	7
	Changes in balance sheet items
	Accounts receivable	24	(261)	(95)
	Inventories	(148)	(269)	(179)
	Accounts payable and accrued liabilities	(159)	34	(87)
	Restructuring payments	(79)	(2)	—
	Net litigation payable and other	(110)	(40)	(118)

	Cash flows from continuing operations	1,425	1,255	1,184

	Cash flows from discontinued operations	1	(58)	(95)

	Cash flows from operations	1,426	1,197	1,089

Cash Flows from Investing Activities	Capital expenditures (including additions to the pool of equipment placed with or leased to customers of $113, $118 and $121 in 2003, 2002 and 2001, respectively)	(792)	(852)	(762)
	Acquisitions (net of cash received) and investments in and advances to affiliates	(184)	(492)	(805)
	Divestitures and other	87	34	35

	Cash flows from investing activities	(889)	(1,310)	(1,532)

Cash Flows from Financing Activities	Issuances of debt	696	2,412	2,108
	Redemption of debt and lease obligations	(1,477)	(633)	(946)
	Increase (decrease) in debt with maturities of three months or less, net	341	(185)	(756)
	Common stock cash dividends	(346)	(349)	(341)
	Proceeds from stock issued under employee benefit plans	105	180	192
	Other issuances of stock	644	414	500
	Purchases of treasury stock	(714)	(1,169)	(288)

	Cash flows from financing activities	(751)	670	469

Effect of Foreign Exchange Rate Changes on Cash and Equivalents		(30)	30	(23)

Increase (Decrease) in Cash and Equivalents		(244)	587	3

Cash and Equivalents at Beginning of Year		1,169	582	579

Cash and Equivalents at End of Year		$925	$1,169	$582

Supplemental schedule of noncash investing activities Fair value of assets acquired, net of liabilities assumed		$184	$652	$1,042
Common stock issued at fair value		—	160	237

Net cash paid		$184	$492	$805

Other supplemental information
Interest paid, net of portion capitalized		$142	$83	$109
Income taxes paid		$130	$312	$243

The accompanying notes are an integral part of these consolidated financial statements.

42  Baxter International Inc. 2003 Annual Report

CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  EQUITY  AND  COMPREHENSIVE  INCOME

	Restated
	2003		2002		2001
as of or for the years ended December 31 (in millions)	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Beginning of year	627	$ 627	609	$ 609	298	$ 298
Common stock issued	22	22	15	15	10	10
Common stock issued for acquisitions	—	—	3	3	3	3
Two-for-one stock split	—	—	—	—	298	298

End of year	649	649	627	627	609	609

Common Stock in Treasury
Beginning of year	27	(1,326)	10	(328)	5	(349)
Common stock issued for acquisitions	—	—	—	—	(2)	63
Purchases of common stock	15	(714)	23	(1,169)	9	(288)
Common stock issued under employee benefit plans	(5)	177	(6)	171	(7)	246
Two-for-one stock split	—	—	—	—	5	—

End of year	37	(1,863)	27	(1,326)	10	(328)

Additional Contributed Capital
Beginning of year		3,223		2,815		2,506
Common stock issued		622		399		490
Common stock issued for acquisitions		—		157		171
Equity units issued		—		(157)		—
Common stock issued under employee benefit plans		(72)		9		(54)
Two-for-one stock split		—		—		(298)

End of year		3,773		3,223		2,815

Retained Earnings
Beginning of year		1,655		1,066		837
Net income		866		771		601
Elimination of reporting lag for international operations		—		—		(23)
Common stock cash dividends		(356)		(346)		(349)
Change to equity method of accounting for a minority investment		(14)		—		—
Distribution of Edwards Lifesciences Corporation common stock to stockholders		(6)		164		—

End of year		2,145		1,655		1,066

Accumulated Other Comprehensive Loss
Beginning of year		(1,274)		(432)		(649)
Other comprehensive income (loss)		(156)		(842)		217

End of year		(1,430)		(1,274)		(432)

Total stockholders’ equity		$3,274		$2,905		$3,730

Comprehensive Income (Loss)
Net income		$866		$771		$ 601

Cumulative effect of accounting change, net of tax of $5		—		—		8
Currency translation adjustments		502		167		60
Unrealized net gain (loss) on hedges of net investments in foreign operations, net of tax expense (benefit) of ($232) in 2003, ($223) in 2002 and $58 in 2001		(384)		(370)		95
Unrealized net gain (loss) on other hedging activities, net of tax expense (benefit) of ($54) in 2003, ($67) in 2002 and $45 in 2001		(106)		(114)		74
Unrealized net gain (loss) on marketable equity securities, net of tax expense (benefit) of $1 in 2003, ($5) in 2002 and ($14) in 2001		2		(8)		(20)
Additional minimum pension liability, net of tax benefit of $86 in 2003 and $287 in 2002		(170)		(517)		—

Other comprehensive income (loss)		(156)		(842)		217

Elimination of reporting lag for international operations, net of tax benefit of $8		—		—		(23)

Total comprehensive income (loss)		$710		$(71)		$ 795

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

	Restated
years ended December 31 (in millions, except per share data)	2003	2002	2001
Net income, as reported	$ 866	$ 771	$ 601
Add: Stock-based employee compensation expense included in reported net income, net of tax	1	2	3
Deduct: Total stock-based employee compensation expense determined under the fair value method, net of tax	(157)	(159)	(167)

Pro forma net income	$ 710	$ 614	$ 437

Earnings per basic share
As reported	$1.44	$1.28	$1.02
Pro forma	$1.18	$1.03	$0.74
Earnings per diluted share
As reported	$1.43	$1.25	$0.98
Pro forma	$1.18	$1.01	$0.72

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

Allowance for Doubtful Accounts

In the normal course of business, the company provides credit to customers in the health-care industry, performs credit eval-

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

uations of these customers and maintains reserves for potential credit losses. In determining the amount of the allowance for doubtful accounts, management considers historical credit losses, the past due status of receivables, payment history and other customer-specific information, and any other relevant factors or considerations. Receivables are written off when management determines they are uncollectible. Credit losses, when realized, have been within the range of management’s allowance for doubtful accounts. The allowance for doubtful accounts was $84 million (as restated) and $70 million (as restated) at December 31, 2003 and 2002, respectively.

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

as of and for the years ended December 31 (in millions)	2003	2002
Beginning of year	$53	$45
New warranties and adjustments to existing warranties	29	34
Payments in cash or in kind	(29)	(26)

End of year	$53	$53

	Restated
Inventories as of December 31 (in millions)	2003	2002
Raw materials	$ 568	$ 439
Work in process	731	511
Finished products	805	802

Total inventories	$2,104	$1,752

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs and, for other inventory classifications, on net realizable value. Reserves for excess and obsolete inventory were $124 million (as restated) and $118 million at December 31, 2003 and 2002, respectively.

	Restated
Property, Plant and Equipment as of December 31 (in millions)	2003	2002
Land	$172	$129
Buildings and leasehold improvements	1,558	1,300
Machinery and equipment	4,443	3,671
Equipment with customers	663	573
Construction in progress	955	1,012

Total property, plant and equipment, at cost	7,791	6,685
Accumulated depreciation and amortization	(3,199)	(2,773)

Property, plant and equipment, net (P,P&E)	$4,592	$3,912

Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from 3 to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes. Depreciation expense was $446 million (as restated), $360 million (as restated) and $326 million in 2003, 2002 and 2001, respectively. Repairs and maintenance expense was $182 million, $167 million and $167 million in 2003, 2002 and 2001, respectively.

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

48  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Note 1A

Restatement of Previously Issued Consolidated Financial Statements

The company has restated its previously issued financial statements for 2001 through 2003 and the first quarter of 2004, primarily the result of the inappropriate application of accounting principles for revenue recognition and inadequate provisions for bad debts in Brazil during the period. Specifically, the company has restated previously issued financial information for 2001 through 2003 contained in its previously filed Form 10-Ks for the years ended December 31, 2003, 2002 and 2001 by filing a Form 10-K/A for the year ended December 31, 2003. The company’s previously reported quarterly information in its Form 10-Qs for the quarters ended March 31, 2004, September 30, 2003, June 30, 2003 and March 31, 2003 have also been restated by filing a Form 10-Q for the quarter ended June 30, 2004 and Form 10-Q/As for the quarters ended March 31, 2004 and September 30, 2003. The following is a summary of the impact of the restatement on the previously issued consolidated income statements for 2003, 2002 and 2001 and consolidated balance sheets at December 31, 2003 and 2002. As noted below, as a result of the restatement, in aggregate, net sales decreased $37 million (0.2% of the originally reported amount) and net income decreased $33 million (1.5% of the originally reported amount) over the three-year period ended December 31, 2003. For the first quarter of 2004, net sales were unchanged as a result of the restatement and net income decreased $2 million (1.1% of the originally reported amount).

Refer to Note 14 for a summary of the impact of the restatement on the 2003 and 2002 quarterly information.

Consolidated Statements of Income for the Three Years Ended December 31, 2003

	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001
(in millions, except per share data)	As originally reported	As restated	As originally reported	As restated	As originally reported	As restated
Net sales	$8,916	$8,904	$8,110	$8,099	$7,356	$7,342
Costs of goods sold	4,951	4,951	4,318	4,314	3,944	3,939
Marketing and administrative expenses	1,796	1,805	1,562	1,566	1,440	1,448
Research and development expenses	553	553	501	501	426	426
In-process R&D charges	—	—	163	163	280	280
Restructuring charges	337	337	26	26	—	—
Charge relating to A, AF and AX series dialyzers	—	—	—	—	189	189
Goodwill amortization	—	—	—	—	43	43
Net interest expense	87	87	51	51	68	68
Other expense (income)	42	42	92	92	(13)	(13)

Total costs and expenses	7,766	7,775	6,713	6,713	6,377	6,380

Income from continuing operations before income taxes and cumulative effect of accounting changes	1,150	1,129	1,397	1,386	979	962
Income tax expense	228	222	364	360	304	298

Income from continuing operations before cumulative effect of accounting changes	922	907	1,033	1,026	675	664
Loss from discontinued operations	(24)	(24)	(255)	(255)	(11)	(11)

Income before cumulative effect of accounting changes	898	883	778	771	664	653
Cumulative effect of accounting changes, net of income tax benefit	(17)	(17)	—	—	(52)	(52)

Net income	$ 881	$866	$ 778	$771	$ 612	$601

Earnings per basic common share
Continuing operations, before cumulative effect of accounting changes	$ 1.54	$1.51	$ 1.72	$1.71	$ 1.15	$1.13
Discontinued operations	(0.04)	(0.04)	(0.43)	(0.43)	(0.02)	(0.02)
Cumulative effect of accounting changes	(0.03)	(0.03)	—	—	(0.09)	(0.09)

Net income	$ 1.47	$1.44	$ 1.29	$1.28	$ 1.04	$1.02

Earnings per diluted common share
Continuing operations, before cumulative effect of accounting changes	$ 1.52	$1.50	$ 1.67	$1.66	$ 1.11	$1.09
Discontinued operations	(0.04)	(0.04)	(0.41)	(0.41)	(0.02)	(0.02)
Cumulative effect of accounting changes	(0.03)	(0.03)	—	—	(0.09)	(0.09)

Net income	$ 1.45	$1.43	$ 1.26	$1.25	$ 1.00	$0.98

Consolidated Balance Sheets at December 31, 2003 and 2002

	December 31, 2003		December 31, 2002
(in millions, except shares)	As originally reported	As restated	As originally reported	As restated
Assets
Current assets
Cash and equivalents	$927	$925	$1,169	$1,169
Accounts and other current receivables	1,979	1,914	1,838	1,793
Inventories	2,101	2,104	1,745	1,752
Short-term deferred income taxes	140	140	125	125
Prepaid expenses and other	290	277	283	268

Total current assets	5,437	5,360	5,160	5,107

Property, plant and equipment, net	4,585	4,592	3,907	3,912

Other assets
Goodwill	1,648	1,648	1,494	1,494
Other intangible assets	611	611	526	526
Other	1,498	1,498	1,391	1,391

Total other assets	3,757	3,757	3,411	3,411

Total assets	$13,779	$13,709	$12,478	$12,430

Liabilities
Current liabilities
Short-term debt	$150	$150	$112	$112
Current maturities of long-term debt and lease obligations	3	3	108	108
Accounts payable and accrued liabilities	3,105	3,107	3,043	3,047
Income taxes payable	561	538	588	570

Total current liabilities	3,819	3,798	3,851	3,837

Long-term debt and lease obligations	4,421	4,421	4,398	4,398

Other long-term liabilities	2,216	2,216	1,290	1,290

Commitments and contingencies

Stockholders’ equity
Common stock, $1 par value, authorized 2,000,000,000 shares, issued 648,574,109 shares in 2003 and 626,574,109 shares in 2002	649	649	627	627
Common stock in treasury, at cost, 37,273,424 shares in 2003 and 27,069,808 shares in 2002	(1,863)	(1,863)	(1,326)	(1,326)
Additional contributed capital	3,773	3,773	3,223	3,223
Retained earnings	2,194	2,145	1,689	1,655
Accumulated other comprehensive loss	(1,430)	(1,430)	(1,274)	(1,274)

Total stockholders’ equity	3,323	3,274	2,939	2,905

Total liabilities and stockholders’ equity	$13,779	$13,709	$12,478	$12,430

Senior management became aware of these issues in 2004 through the reporting procedures established under Baxter’s Global Business Practice Standards. Upon becoming aware of the issues in Brazil, senior management, with the assistance of the company’s internal audit team, conducted a preliminary investigation. This preliminary investigation was followed by a more comprehensive investigation by the Audit Committee of Baxter’s Board of Directors with the assistance of independent legal counsel and forensic and other accountants. As a result of the issues in Brazil, the company is implementing changes to its internal control over financial reporting. Refer to “Item 9A. Controls and Procedures” for further information.

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

	Restated
years ended December 31 (in millions, except per share data)	2003	2002
Net sales	$8,945	$8,358
Income from continuing operations before cumulative effect of accounting changes	$ 909	$1,077
Net income	$ 868	$ 821
Net income per diluted share	$ 1.43	$ 1.33

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

Restated
year ended December 31 (in millions, except per share data)	2001
Reported income from continuing operations before cumulative effect of accounting change	$ 664
Goodwill and indefinite-lived assets amortization	37

Adjusted income from continuing operations before cumulative effect of accounting change	$ 701

Reported net income	$ 601
Goodwill and indefinite-lived assets amortization	37

Adjusted net income	$ 638

Reported earnings per basic share	$1.02
Goodwill and indefinite-lived assets amortization	0.06

Adjusted earnings per basic share	$1.08

Reported earnings per diluted share	$0.98
Goodwill and indefinite-lived assets amortization	0.06

Adjusted earnings per diluted share	$1.04

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

Foreign Currency and Interest Rate Risk Management

The company operates on a global basis, and is exposed to the risk that its earnings, cash flows and stockholders’ equity could be adversely impacted by fluctuations in currency exchange rates and interest rates. The company’s hedging policy attempts to manage these risks to an acceptable level based on management’s judgment of the appropriate trade-off between risk, opportunity and costs.

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

The following table summarizes activity (net-of-tax) in AOCI related to the company’s cash flow hedges.

as of and for the years ended December 31 (in millions)	2003	2002	2001
AOCI (loss) balance at beginning of year	$(32)	$82	$—
Cumulative effect of accounting change	—	—	8
Net gain (loss) in fair value of derivatives	(152)	(10)	126
Net loss (gain) reclassified to earnings	46	(104)	(52)

AOCI (loss) balance at end of year	$(138)	$(32)	$82

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

Note 7

Accounts Payable and Accrued Liabilities

	Restated
as of December 31 (in millions)	2003	2002
Accounts payable, principally trade	$ 929	$ 829
Employee compensation and withholdings	247	254
Litigation	74	88
Pension and other deferred benefits	152	53
Property, payroll and other taxes	115	103
Interest	40	46
Common stock dividends payable	356	346
Hedges of net investments in foreign operations (short-term balance)	172	498
Foreign currency cash flow hedges	97	33
Other	925	797

Accounts payable and accrued liabilities	$3,107	$3,047

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

Note 11

Taxes

Income Before Income Tax Expense by Category

	Restated
years ended December 31 (in millions)	2003	2002	2001
United States	$776	$502	$330
International	353	884	632

Income from continuing operations before income taxes and cumulative effect of accounting changes	$1,129	$1,386	$962

Income Tax Expense
	Restated
years ended December 31 (in millions)	2003	2002	2001
Current
United States
Federal	$(138)	$102	$ (13)
State and local	9	—	76
International	243	191	119

Current income tax expense	114	293	182

Deferred
United States
Federal	150	33	72
State and local	37	39	(18)
International	(79)	(5)	62

Deferred income tax expense	108	67	116

Income tax expense	$222	$360	$298

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

66  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Income Tax Expense Rate Reconciliation

	Restated
years ended December 31 (in millions)	2003	2002	2001
Income tax expense at statutory rate	$396	$485	$337
Operations subject to tax incentives	(148)	(161)	(157)
State and local taxes	8	21	31
Foreign tax expense (income)	4	(3)	38
IPR&D charges	—	36	62
Nondeductible foreign dividends	35	—	—
Tax settlements	(59)	(8)	—
Other factors	(14)	(10)	(13)

Income tax expense	$222	$360	$298

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

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Segment Information

The following information is as of and for the years ended December 31.

	Restated
(in millions)	Medication Delivery	BioScience	Renal	Other	Total
2003
Net sales	$3,827	$3,269	$1,808	$ —	$ 8,904
Depreciation and amortization	204	150	98	95	547
Pre-tax income (loss)	721	719	316	(627)	1,129
Assets	4,602	5,029	1,654	2,424	13,709
Expenditures for long-lived assets	264	337	149	42	792

2002
Net sales	$3,311	$3,096	$1,692	$ —	$ 8,099
Depreciation and amortization	168	128	76	68	440
Pre-tax income (loss)	593	658	336	(201)	1,386
Assets	3,629	4,404	1,273	3,124	12,430
Expenditures for long-lived assets	229	382	137	104	852

2001
Net sales	$2,903	$2,786	$1,653	$ —	$ 7,342
Depreciation and amortization	158	148	91	30	427
Pre-tax income (loss)	474	550	293	(355)	962
Assets	3,060	3,557	1,683	2,007	10,307
Expenditures for long-lived assets	219	282	104	157	762

Pre-Tax Income Reconciliation

	Restated
years ended December 31 (in millions)	2003	2002	2001
Total pre-tax income from segments	$1,756	$1,587	$1,317
Unallocated amounts
IPR&D	—	(163)	(280)
Restructuring charges	(337)	(26)	—
Charge relating to A, AF and AX series dialyzers	—	—	(189)
Net interest expense	(87)	(51)	(68)
Certain currency exchange-rate fluctuations and hedging activities	(89)	92	113
Asset dispositions and impairments, net	(34)	(47)	36
Costs relating to early extinguishment of debt	(11)	—	—
Other Corporate items	(69)	(6)	33

Consolidated income from continuing operations before income taxes and cumulative effect of accounting changes	$1,129	$1,386	$ 962

Assets Reconciliation
		Restated
as of December 31 (in millions)		2003	2002
Total segment assets		$11,285	$ 9,306
Unallocated assets
Cash and equivalents		925	1,169
Deferred income taxes		476	607
Insurance receivables		131	169
P,P&E		349	288
Other Corporate assets		543	891

Consolidated total assets		$13,709	$12,430

70  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Geographic Information

Net sales are based on product shipment destination and long-lived assets are based on physical location.

	Restated
for the years ended December 31 (in millions)	2003	2002	2001
Net sales
United States	$4,279	$3,974	$3,721
Germany	509	422	319
Japan	403	388	427
Other countries	3,713	3,315	2,875

Consolidated net sales	$8,904	$8,099	$7,342

as of December 31 (in millions)		2003	2002
Long-lived assets
United States		$2,269	$2,041
Austria		569	433
Other countries		1,754	1,438

Consolidated long-lived assets		$4,592	$3,912

Significant Product Sales

The following is a summary of net sales as a percentage of consolidated net sales for the company’s principal products.

	Restated
years ended December 31	2003	2002	2001
Recombinant products	13%	12%	11%
Plasma proteins[1]	11%	12%	14%
Peritoneal dialysis therapies	15%	16%	17%
Intravenous therapies[2]	12%	12%	13%

[1]	Includes plasma-derived hemophilia (FVII, FVIII, FIX and FEIBA), albumin, plasma-based biosurgery (Tisseel), and other plasma-based products. Excludes anti-body therapies.
[2]	Principally includes intravenous solutions and nutritional products.

Significant Relationship

Sales by various Baxter businesses to members of a large hospital buying group, Premier Purchasing Partners L.P. (Premier), pursuant to various contracts within Premier, represented approximately 8.4% (as restated), 8.9% and 10.1% of the company’s net sales in 2003, 2002 and 2001, respectively. The company has a number of contracts with Premier that are independently negotiated and expire on various dates. These agreements allow the members of the Premier group, which changes over time, to purchase from the suppliers of their choice. For certain products, Premier has agreements with more than one supplier. Baxter’s sales could be adversely affected if any of its contracts with Premier are terminated in part or in their entirety, or members decide to purchase from another supplier.

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Note 14

Quarterly Financial Results and Market for the Company’s Stock (Unaudited)

	First quarter		Second quarter		Third quarter		Fourth quarter		Total year
years ended December 31 (in millions, except per share data)	As originally reported	As restated	As originally reported	As restated	As originally reported	As restated	As originally reported	As restated	As originally reported	As restated
2003
Net sales	$1,997	$1,995	$2,163	$2,162	$2,219	$2,216	$2,537	$2,531	$8,916	$8,904
Gross profit	880	878	973	971	972	969	1,140	1,135	3,965	3,953
Income from continuing operations before cumulative effect of accounting changes[1]	217	215	49	46	278	275	378	371	922	907
Net income[1]	216	214	38	35	256	253	371	364	881	866
Per common share
Income from continuing operations before cumulative effect of accounting changes[1]
Basic	0.36	0.36	0.08	0.08	0.47	0.47	0.62	0.61	1.54	1.51
Diluted	0.36	0.36	0.08	0.08	0.47	0.46	0.62	0.60	1.52	1.50
Net income[1]
Basic	0.36	0.36	0.06	0.06	0.43	0.43	0.61	0.60	1.47	1.44
Diluted	0.35	0.35	0.06	0.06	0.43	0.42	0.61	0.59	1.45	1.43
Dividends declared	—	N/A	—	N/A	—	N/A	0.582	N/A	0.582	N/A
Market price
High	31.20	N/A	26.45	N/A	30.66	N/A	31.10	N/A	31.20	N/A
Low	18.64	N/A	18.56	N/A	23.99	N/A	26.44	N/A	18.56	N/A

2002
Net sales	$1,875	$1,873	$1,945	$1,942	$2,029	$2,027	$2,261	$2,257	$8,110	$8,099
Gross profit	880	878	914	912	940	939	1,058	1,056	3,792	3,785
Income from continuing operations[2]	253	251	204	203	317	315	259	257	1,033	1,026
Net income[2]	253	251	200	199	316	314	9	7	778	771
Per common share
Income from continuing operations[2]
Basic	0.42	0.42	0.34	0.34	0.52	0.52	0.43	0.43	1.72	1.71
Diluted	0.41	0.41	0.33	0.33	0.51	0.51	0.42	0.41	1.67	1.66
Net income[2]
Basic	0.42	0.42	0.33	0.33	0.52	0.52	0.01	0.01	1.29	1.28
Diluted	0.41	0.41	0.32	0.32	0.51	0.51	0.02	0.01	1.26	1.25
Dividends declared	—	N/A	—	N/A	—	N/A	0.582	N/A	0.582	N/A
Market price
High	59.60	N/A	59.48	N/A	43.41	N/A	32.09	N/A	59.60	N/A
Low	51.43	N/A	44.09	N/A	30.55	N/A	24.22	N/A	24.22	N/A

[1]	The first quarter of 2003 includes a $13 million pre-tax impairment charge for an investment whose decline in value was deemed other than temporary. The second quarter of 2003 includes a $337 million pre-tax restructuring charge and an $11 million pre-tax expense relating to the early extinguishment of debt. The fourth quarter of 2003 includes $42 million in pre-tax gains relating to asset divestitures and $21 million of pre-tax impairment charges for investments whose declines in value were deemed other than temporary.
[2]	The second quarter of 2002 includes a $70 million pre-tax impairment charge for investments whose decline in value was deemed other than temporary, and a $51 million pre-tax IPR&D charge relating to the acquisition of Fusion. The fourth quarter of 2002 includes a $112 million pre-tax IPR&D charge principally relating to the acquisitions of ESI and Epic, and a $26 million charge relating to the prioritization of the company’s R&D activities.

Refer to Note 1A for further information on the company’s restatement of its previously issued financial statements.

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

72  Baxter International Inc. 2003 Annual Report

[INTENTIONALLY LEFT BLANK]

[INTENTIONALLY LEFT BLANK]

74  Baxter International Inc. 2003 Annual Report

[INTENTIONALLY LEFT BLANK]

FIVE-YEAR  SUMMARY  OF  SELECTED  FINANCIAL  DATA

	Restated[12]
as of or for the years ended December 31	2003[1]	2002[2]		2001[3]	2000[4,5]	1999
Operating Results (in millions)
Net sales	$8,904	8,099		7,342	6,686	6,224
Income from continuing operations before cumulative effect of accounting changes	$907	1,026		664	745	802
Depreciation and amortization	$547	440		427	394	364
Research and development expenses [6]	$553	501		426	378	331

Balance Sheet and Cash Flow Information
(in millions)
Capital expenditures	$792	852		762	625	614
Total assets	$13,709	12,430		10,307	8,711	9,634
Long-term debt and lease obligations	$4,421	4,398		2,486	1,726	2,601

Common Stock Information [7]
Average number of common shares outstanding (in millions) [8]	599	600		590	585	579
Income from continuing operations before cumulative effect of accounting changes per common share
Basic	$1.51	1.71		1.13	1.27	1.38
Diluted	$1.50	1.66		1.09	1.25	1.35
Cash dividends declared per common share	$0.582	0.582		0.582	0.582	0.582
Year-end market price per common share [9]	$30.52	28.00		53.63	44.16	31.41

Other Information
Net-debt-to-capital ratio [10]	39.9%	40.5%		36.1%	40.3%	40.2%
Total shareholder return [11]	11.1%	(46.7%	)	22.8%	48.1%	(0.5%	)
Common stockholders of record at year-end	63,342	62,996		60,662	59,100	61,200

[1]	Income from continuing operations includes a pre-tax charge for restructuring of $337 million.
[2]	Income from continuing operations includes pre-tax in-process research and development (IPR&D) charges of $163 million and a pre-tax research and development (R&D) prioritization charge of $26 million.
[3]	Income from continuing operations includes pre-tax charges for IPR&D and the company's A, AF and AX series dialyzers of $280 million and $189 million, respectively.
[4]	Income from continuing operations includes pre-tax IPR&D and other special charges of $286 million.
[5]	Certain balance sheet data are affected by the spin-off of Edwards Lifesciences Corporation in 2000.
[6]	Excludes charges for IPR&D and a special charge to prioritize certain of the company's R&D programs, as applicable in each year, which are reported in separate lines in the consolidated statements of income.
[7]	All share and per share data have been restated for the company's two-for-one stock split in May 2001.
[8]	Excludes common stock equivalents.
[9]	Market prices are adjusted for the company's stock dividend and stock split.
[10]	The net-debt-to-capital ratio represents net debt (short-term and long-term debt and lease obligations, net of cash and equivalents) divided by capital (the total of net debt and stockholders' equity). Management uses this ratio to assess and optimize the company's capital structure. The net-debt-to-capital ratio is not a measurement of capital structure defined under generally accepted accounting principles. The ratio was calculated in 2003 and 2002 in accordance with the company's primary credit agreements, which give 70% equity credit to the company's equity units (which were issued in 2002). Refer to Note 5 to the consolidated financial statements for further information.
[11]	Represents the total of appreciation in market price plus cash dividends declared on common shares plus the effect of any stock dividends for the year.
[12]	Refer to Note 1A to the consolidated financial statements for further information regarding the restatement.

76  Baxter International Inc. 2003 Annual Report