Form 10-K/A, Exhibit 13
period 2003-12-31
BAXTER INTERNATIONAL INC
filed 2005-03-14
CIK 10456

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

Amendment No. 1

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

Amendment No. 2

As discussed in Note 1B to the consolidated financial statements, the company has restated its previously issued financial statements for the years ended December 31, 2001, 2002 and 2003. The restatement pertains to inadequate reconciliations, leading to classification errors of tax and other related balance sheet accounts. Refer to Note 1B for further information, including the impact of the restatement for each of the restated periods included in this filing. As a result of the restatement, stockholders’ equity increased approximately $108 million as of both December 31, 2003 and 2002, with offsetting decreases of approximately $157 to net tax liabilities and $49 million to goodwill. The restatement does not impact any of the consolidated statements of income or cash flows for the three years ended December 31, 2003.

The information in this discussion and analysis reflects these restatements, but is not otherwise updated.

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

Credit Facilities and Access to Capital

The company had $925 million (as restated) of cash and equivalents at December 31, 2003. The company also maintains two primary revolving credit facilities, which totaled $1.4 billion at December 31, 2003. Based on a reassessment of the company’s short-term credit needs, and partly as a result of the above-mentioned June redemption of the company’s convertible bonds, the short-term facility was reduced by $200 million in October 2003 (reducing the total of the two credit facilities from $1.6 billion to $1.4 billion). The credit facilities have funding expiration dates through November 2007. The facilities enable the company to borrow funds on an unsecured basis at variable interest rates. The company has never drawn on these facilities and does not intend to do so in the foreseeable future. Management believes these credit facilities are adequate to support ongoing operational requirements. The credit facilities contain certain covenants, including a maximum net-debt-to-capital ratio and a minimum interest coverage ratio. At December 31, 2003, as in prior periods, the company was in compliance with all covenants. The company’s net-debt-to-capital ratio, as defined below, of 39.3% (as restated) at December 31, 2003, was well below the credit facilities’ net-debt-to-capital covenant. Similarly, the company’s actual interest coverage ratio of 10.5 to 1 (as restated) in the fourth quarter of 2003 was well in excess of the minimum interest coverage ratio covenant. The net-debt-to-capital ratio, which is calculated in accordance with the company’s primary credit agreements and is not a measure defined by GAAP, is calculated as net debt (short-term and long-term debt and lease obligations, less cash and equivalents) divided by capital (the total of net debt and stockholders’ equity). The net-debt-to-capital ratio at December 31, 2003 and the corresponding covenant in the company’s credit agreements give 70% equity credit to the company’s equity units. The minimum interest coverage ratio is a four-quarter rolling calculation of the total of income from continuing operations before income taxes plus interest expense (before interest income), divided by interest expense (before interest income). Baxter also maintains other short-term credit arrangements, which totaled $1.08 billion at December 31, 2003, of which $150 million of borrowings were outstanding. The above-mentioned financial restatement had no impact on the company’s compliance with the financial covenants in its debt agreement.

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

	Restated
years ended December 31 (in millions)	Total	Less Than One Year		One to Three Years		Three to Five Years	More Than Five Years
Short-term debt	$ 150	$ 150		$ —		$ —	$ —
Long-term debt and lease obligations, including current maturities	4,458	394	[1]	2,274	[2]	970	820
Operating leases[3]	625	137		198		156	134
Other long-term liabilities[4]	1,165	—		1,097		26	42
Purchase obligations[5]	654	435		147		47	25

Contractual cash obligations	$7,052	$1,116		$3,716		$1,199	$1,021

[1]	Includes $40 million of short-term debt and $351 million of commercial paper. As reflected in the Future Minimum Lease Payments and Debt Maturities table in Note 5, this debt is supported by an existing credit facility with a funding expiration date in 2007, and management intends to refinance this debt on a long-term basis.
[2]	Includes $1.25 billion 3.6% notes maturing in 2008, as the holders of the notes have potential put rights in 2006, as further discussed in Note 5.
[3]	Consistent with the presentation of future minimum lease payments in Note 5, the projected cash outflows in this table do not include contingent residual value guarantee payments (totaling $48 million at December 31, 2003) relating to synthetic leases (which have not been consolidated pursuant to FIN 46) as management believes the fair values of the leased properties equal or exceed the lessors’ investments in the leased properties at December 31, 2003.
[4]	The primary components of Other Long-Term Liabilities in the company’s consolidated balance sheet are liabilities relating to pension and other postretirement benefit plans, net investment and other foreign currency hedges, and litigation. Management projected the timing of the future cash payments relating to these obligations based on contractual maturity dates (where applicable), and estimates of the timing of payments based on all available information (for liabilities with no contractual maturity dates).

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

As described in Notes 1A and 1B, the consolidated financial statements as of December 31, 2003 and 2002 and for the three years in the period ended December 31, 2003 have been restated.

PricewaterhouseCoopers LLP

Chicago, Illinois

February 20, 2004, except for Note 1A which is as of August 9, 2004 and Note 1B which is as of March 14, 2005

CONSOLIDATED  BALANCE  SHEETS

		Restated
as of December 31 (in millions, except share information)		2003	2002
Current Assets	Cash and equivalents	$925	$1,169
	Accounts and other current receivables	1,914	1,793
	Inventories	2,104	1,752
	Short-term deferred income taxes	140	125
	Prepaid expenses and other	277	268

	Total current assets	5,360	5,107

Property, Plant and Equipment, Net		4,592	3,912

Other Assets	Goodwill	1,599	1,445
	Other intangible assets	611	526
	Other	1,545	1,438
	Total other assets	3,755	3,409
	Total assets	$13,707	$12,428

Current Liabilities	Short-term debt	$150	$112
	Current maturities of long-term debt and lease obligations	3	108
	Accounts payable and accrued liabilities	3,107	3,047
	Income taxes payable	438	470

	Total current liabilities	3,698	3,737

Long-Term Debt and Lease Obligations		4,421	4,398

Other Long-Term Liabilities		2,206	1,280

Commitments and Contingencies

Stockholders’ Equity	Common stock, $1 par value, authorized 2,000,000,000 shares, issued 648,574,109 shares in 2003 and 626,574,109 shares in 2002	649	627
	Common stock in treasury, at cost, 37,273,424 shares in 2003 and 27,069,808 shares in 2002	(1,863)	(1,326)
	Additional contributed capital	3,786	3,236
	Retained earnings	2,230	1,740
	Accumulated other comprehensive loss	(1,420)	(1,264)

	Total stockholders’ equity	3,382	3,013

	Total liabilities and stockholders’ equity	$13,707	$12,428

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

42  Baxter International Inc. 2003 Annual Report

CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  EQUITY  AND  COMPREHENSIVE  INCOME

	Restated
	2003		2002		2001
as of or for the years ended December 31 (in millions)	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Beginning of year	627	$ 627	609	$ 609	298	$ 298
Common stock issued	22	22	15	15	10	10
Common stock issued for acquisitions	—	—	3	3	3	3
Two-for-one stock split	—	—	—	—	298	298

End of year	649	649	627	627	609	609

Common Stock in Treasury
Beginning of year	27	(1,326)	10	(328)	5	(349)
Common stock issued for acquisitions	—	—	—	—	(2)	63
Purchases of common stock	15	(714)	23	(1,169)	9	(288)
Common stock issued under employee benefit plans	(5)	177	(6)	171	(7)	246
Two-for-one stock split	—	—	—	—	5	—

End of year	37	(1,863)	27	(1,326)	10	(328)

Additional Contributed Capital
Beginning of year		3,236		2,828		2,519
Common stock issued		622		399		490
Common stock issued for acquisitions		—		157		171
Equity units issued		—		(157)		—
Common stock issued under employee benefit plans		(72)		9		(54)
Two-for-one stock split		—		—		(298)

End of year		3,786		3,236		2,828

Retained Earnings
Beginning of year		1,740		1,151		922
Net income		866		771		601
Elimination of reporting lag for international operations		—		—		(23)
Common stock cash dividends		(356)		(346)		(349)
Change to equity method of accounting for a minority investment		(14)		—		—
Distribution of Edwards Lifesciences Corporation common stock to stockholders		(6)		164		—

End of year		2,230		1,740		1,151

Accumulated Other Comprehensive Loss
Beginning of year		(1,264)		(422)		(639)
Other comprehensive income (loss)		(156)		(842)		217

End of year		(1,420)		(1,264)		(422)

Total stockholders’ equity		$3,382		$3,013		$3,838

Comprehensive Income (Loss)
Net income		$866		$771		$ 601

Cumulative effect of accounting change, net of tax of $5		—		—		8
Currency translation adjustments		502		167		60
Unrealized net gain (loss) on hedges of net investments in foreign operations, net of tax expense (benefit) of ($232) in 2003, ($223) in 2002 and $58 in 2001		(384)		(370)		95
Unrealized net gain (loss) on other hedging activities, net of tax expense (benefit) of ($54) in 2003, ($67) in 2002 and $45 in 2001		(106)		(114)		74
Unrealized net gain (loss) on marketable equity securities, net of tax expense (benefit) of $1 in 2003, ($5) in 2002 and ($14) in 2001		2		(8)		(20)
Additional minimum pension liability, net of tax benefit of $86 in 2003 and $287 in 2002		(170)		(517)		—

Other comprehensive income (loss)		(156)		(842)		217

Elimination of reporting lag for international operations, net of tax benefit of $8		—		—		(23)

Total comprehensive income (loss)		$710		$(71)		$ 795

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

	Restated
as of December 31 (in millions)	2003	2002
CTA	$(81)	$(583)
Hedges of net investments in foreign operations	(513)	(129)
Other hedging activities	(138)	(32)
Marketable equity securities	(1)	(3)
Additional minimum pension liabilities	(687)	(517)

Total AOCI	$(1,420)	$(1,264)

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

Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a cash flow hedge are recorded in OCI, with such changes in fair value reclassified to earnings when the hedged transaction affects earnings. Such hedges are principally classified in cost of sales, and they primarily relate to intercompany sales denominated in foreign currencies. Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged liability attributable to the hedged risk, are recorded directly to net interest expense, as they hedge the interest rate risk associated with certain of the company’s fixed-rate debt. Changes in the fair value of a derivative or nonderivative instrument that is highly effective and is designated and qualifies as a hedge of a net investment in a foreign operation are recorded in OCI, with any hedge ineffectiveness recorded in net interest expense. Changes in the fair value of undesignated instruments are reported directly to other income or expense or net interest expense, depending on the classification of the item being economically hedged.

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

48  Baxter International Inc. 2003 Annual Report

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Note 1A

Restatement of Previously Issued Consolidated Financial Statements - Amendment No. 1

The company has restated its previously issued financial statements for 2001 through 2003 and the first quarter of 2004, primarily the result of the inappropriate application of accounting principles for revenue recognition and inadequate provisions for bad debts in Brazil during the period. Specifically, the company has restated previously issued financial information for 2001 through 2003 contained in its previously filed Form 10-Ks for the years ended December 31, 2003, 2002 and 2001 by filing a Form 10-K/A Amendment No. 1 for the year ended December 31, 2003. The company’s previously reported quarterly information in its Form 10-Qs for the quarters ended March 31, 2004, September 30, 2003, June 30, 2003 and March 31, 2003 have also been restated by filing a Form 10-Q for the quarter ended June 30, 2004 and Form 10-Q/As for the quarters ended March 31, 2004 and September 30, 2003. The following is a summary of the impact of the restatement on the previously issued consolidated income statements for 2003, 2002 and 2001 and consolidated balance sheets at December 31, 2003 and 2002. As noted below, as a result of the restatement, in aggregate, net sales decreased $37 million (0.2% of the originally reported amount) and net income decreased $33 million (1.5% of the originally reported amount) over the three-year period ended December 31, 2003. For the first quarter of 2004, net sales were unchanged as a result of the restatement and net income decreased $2 million (1.1% of the originally reported amount).

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

Senior management became aware of these issues in 2004 through the reporting procedures established under Baxter’s Global Business Practice Standards. Upon becoming aware of the issues in Brazil, senior management, with the assistance of the company’s internal audit team, conducted a preliminary investigation. This preliminary investigation was followed by a more comprehensive investigation by the Audit Committee of Baxter’s Board of Directors with the assistance of independent legal counsel and forensic and other accountants. As a result of the issues in Brazil, the company has implemented changes to its internal control over financial reporting. Refer to “Item 9A. Controls and Procedures” for further information.

Note 1B

Restatement of Previously Issued Consolidated Financial Statements – Amendment No. 2

The company has restated its previously issued financial statements for 2001 through 2003 as a result of inadequate reconciliations, leading to classification errors in tax and other related balance sheet accounts. Specifically, the company has restated previously issued financial information contained in its Form 10-K/A Amendment No. 1 for the years ended December 31, 2003, 2002 and 2001 by filing this Form 10-K/A Amendment No. 2 for the year ended December 31, 2003. As a result of the restatement, stockholders’ equity increased approximately $108 million as of both December 31, 2003 and 2002, with offsetting decreases of approximately $157 to net tax liabilities and $49 million to goodwill. The restatement does not impact any of the consolidated statements of income or cash flows for the three years ended December 31, 2003.

The following is a summary of the impact of the restatement on the previously filed (Form 10-K/A Amendment No. 1) consolidated balance sheets at December 31, 2003 and 2002. Retained earnings at December 31, 2001 was increased by $85 million.

Consolidated Balance Sheets at December 31, 2003 and 2002

	December 31, 2003		December 31, 2002
(in millions, except shares)	As previously reported (Amendment No. 1)	As restated	As previously reported (Amendment No. 1)	As restated
Assets
Current assets
Cash and equivalents	$925	$925	$1,169	$1,169
Accounts and other current receivables	1,914	1,914	1,793	1,793
Inventories	2,104	2,104	1,752	1,752
Short-term deferred income taxes	140	140	125	125
Prepaid expenses and other	277	277	268	268

Total current assets	5,360	5,360	5,107	5,107

Property, plant and equipment, net	4,592	4,592	3,912	3,912

Other assets
Goodwill	1,648	1,599	1,494	1,445
Other intangible assets	611	611	526	526
Other	1,498	1,545	1,391	1,438

Total other assets	3,757	3,755	3,411	3,409

Total assets	$13,709	$13,707	$12,430	$12,428

Liabilities
Current liabilities
Short-term debt	$150	$150	$112	$112
Current maturities of long-term debt and lease obligations	3	3	108	108
Accounts payable and accrued liabilities	3,107	3,107	3,047	3,047
Income taxes payable	538	438	570	470

Total current liabilities	3,798	3,698	3,837	3,737

Long-term debt and lease obligations	4,421	4,421	4,398	4,398

Other long-term liabilities	2,216	2,206	1,290	1,280

Commitments and contingencies

Stockholders’ equity
Common stock, $1 par value, authorized 2,000,000,000 shares, issued 648,574,109 shares in 2003 and 626,574,109 shares in 2002	649	649	627	627
Common stock in treasury, at cost, 37,273,424 shares in 2003 and 27,069,808 shares in 2002	(1,863)	(1,863)	(1,326)	(1,326)
Additional contributed capital	3,773	3,786	3,223	3,236
Retained earnings	2,145	2,230	1,655	1,740
Accumulated other comprehensive loss	(1,430)	(1,420)	(1,274)	(1,264)

Total stockholders’ equity	3,274	3,382	2,905	3,013

Total liabilities and stockholders’ equity	$13,709	$13,707	$12,430	$12,428

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

	Restated
(in millions)	ESI	Fusion	ASTA	Cook	Sera-Tec
Acquisition Date	December 2002	May 2002	October 2001	August 2001	February 2001

Purchase Price	$334	$161	$455	$220	$127
Segment	Medication Delivery	BioScience	Medication Delivery	Medication Delivery	BioScience
Purchase Price Allocation
Current assets	$ 33	$ 9	$ 55	$ 3	$ 55
P,P&E	107	5	42	69	12
IPR&D (expensed at acquisition date)	56	51	250	—	—
Goodwill	82	26	131	138	152
Other assets	78	107	49	10	—

Total assets acquired	356	198	527	220	219

Current liabilities	22	7	57	—	92
Other liabilities	—	30	15	—	—

Total liabilities assumed	22	37	72	—	92

Net assets acquired	$334	$161	$455	$220	$127

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

Goodwill

The following is a summary of the activity in goodwill by business segment.

	Restated
(in millions)	Medication Delivery	BioScience	Renal	Total
Balance at December 31, 2001	$643	$467	$224	$1,334
ESI	55	—	—	55
Fusion	—	26	—	26
Epic	7	—	—	7
Renal impairment charge	—	—	(85)	(85)
Other	80	24	4	108
Balance at December 31, 2002	785	517	143	1,445
ESI	27	—	—	27
Alpha	—	34	—	34
Other	48	20	25	93
Balance at December 31, 2003	$860	$571	$168	$1,599

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

Deferred Tax Assets and Liabilities

	Restated
as of December 31 (in millions)	2003	2002	2001
Deferred tax assets
Accrued expenses	$548	$456	$270
Accrued postretirement benefits	125	107	101
Alternative minimum tax credit	156	138	139
Tax credits and net operating losses	429	122	102
Valuation allowances	(168)	(67)	(58)

Total deferred tax assets	1,090	756	554

Deferred tax liabilities
Asset basis differences	14	46	456
Subsidiaries’ unremitted earnings	9	38	38
Other	168	68	47

Total deferred tax liabilities	191	152	541

Net deferred tax asset	$899	$604	$13

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

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

Segment Information

The following information is as of and for the years ended December 31.

	Restated
(in millions)	Medication Delivery	BioScience	Renal	Other	Total
2003
Net sales	$3,827	$3,269	$1,808	$ —	$ 8,904
Depreciation and amortization	204	150	98	95	547
Pre-tax income (loss)	721	719	316	(627)	1,129
Assets	4,119	4,995	1,651	2,942	13,707
Expenditures for long-lived assets	264	337	149	42	792

2002
Net sales	$3,311	$3,096	$1,692	$ —	$ 8,099
Depreciation and amortization	168	128	76	68	440
Pre-tax income (loss)	593	658	336	(201)	1,386
Assets	3,617	4,370	1,270	3,171	12,428
Expenditures for long-lived assets	229	382	137	104	852

2001
Net sales	$2,903	$2,786	$1,653	$ —	$ 7,342
Depreciation and amortization	158	148	91	30	427
Pre-tax income (loss)	474	550	293	(355)	962
Assets	3,060	3,542	1,683	2,020	10,305
Expenditures for long-lived assets	219	282	104	157	762

Pre-Tax Income Reconciliation

	Restated
years ended December 31 (in millions)	2003	2002	2001
Total pre-tax income from segments	$1,756	$1,587	$1,317
Unallocated amounts
IPR&D	—	(163)	(280)
Restructuring charges	(337)	(26)	—
Charge relating to A, AF and AX series dialyzers	—	—	(189)
Net interest expense	(87)	(51)	(68)
Certain currency exchange-rate fluctuations and hedging activities	(89)	92	113
Asset dispositions and impairments, net	(34)	(47)	36
Costs relating to early extinguishment of debt	(11)	—	—
Other Corporate items	(69)	(6)	33

Consolidated income from continuing operations before income taxes and cumulative effect of accounting changes	$1,129	$1,386	$ 962

Assets Reconciliation
		Restated
as of December 31 (in millions)		2003	2002
Total segment assets		$10,765	$ 9,257
Unallocated assets
Cash and equivalents		925	1,169
Deferred income taxes		896	654
Insurance receivables		131	169
P,P&E		349	288
Other Corporate assets		641	891

Consolidated total assets		$13,707	$12,428

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

Refer to Notes 1A and 1B for further information on the company’s restatements of its previously issued financial statements.

With respect to the restatement discussed in Note 1B, the company’s previously issued Form 10-Qs for the quarters ended March 31, June 30 and September 30, 2004 will also be restated as promptly as possible by the filing of Form 10-Q/As for each of those periods. There were no additional errors arising during these quarters in 2004. Thus, the March 31, June 30 and September 30, 2004 balance sheets will be restated by the same amounts as indicated in Note 1B.

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

72  Baxter International Inc. 2003 Annual Report

[INTENTIONALLY LEFT BLANK]

[INTENTIONALLY LEFT BLANK]

74  Baxter International Inc. 2003 Annual Report

[INTENTIONALLY LEFT BLANK]

FIVE-YEAR  SUMMARY  OF  SELECTED  FINANCIAL  DATA

	Restated[12]
as of or for the years ended December 31	2003[1]	2002[2]		2001[3]	2000[4,5]	1999
Operating Results (in millions)
Net sales	$8,904	8,099		7,342	6,686	6,224
Income from continuing operations before cumulative effect of accounting changes	$907	1,026		664	745	802
Depreciation and amortization	$547	440		427	394	364
Research and development expenses [6]	$553	501		426	378	331

Balance Sheet and Cash Flow Information
(in millions)
Capital expenditures	$792	852		762	625	614
Total assets	$13,707	12,428		10,305	8,709	9,634
Long-term debt and lease obligations	$4,421	4,398		2,486	1,726	2,601

Common Stock Information [7]
Average number of common shares outstanding (in millions) [8]	599	600		590	585	579
Income from continuing operations before cumulative effect of accounting changes per common share
Basic	$1.51	1.71		1.13	1.27	1.38
Diluted	$1.50	1.66		1.09	1.25	1.35
Cash dividends declared per common share	$0.582	0.582		0.582	0.582	0.582
Year-end market price per common share [9]	$30.52	28.00		53.63	44.16	31.41

Other Information
Net-debt-to-capital ratio [10]	39.3%	39.8%		35.4%	39.3%	39.6%
Total shareholder return [11]	11.1%	(46.7%	)	22.8%	48.1%	(0.5%	)
Common stockholders of record at year-end	63,342	62,996		60,662	59,100	61,200

[1]	Income from continuing operations includes a pre-tax charge for restructuring of $337 million.
[2]	Income from continuing operations includes pre-tax in-process research and development (IPR&D) charges of $163 million and a pre-tax research and development (R&D) prioritization charge of $26 million.
[3]	Income from continuing operations includes pre-tax charges for IPR&D and the company's A, AF and AX series dialyzers of $280 million and $189 million, respectively.
[4]	Income from continuing operations includes pre-tax IPR&D and other special charges of $286 million.
[5]	Certain balance sheet data are affected by the spin-off of Edwards Lifesciences Corporation in 2000.
[6]	Excludes charges for IPR&D and a special charge to prioritize certain of the company's R&D programs, as applicable in each year, which are reported in separate lines in the consolidated statements of income.
[7]	All share and per share data have been restated for the company's two-for-one stock split in May 2001.
[8]	Excludes common stock equivalents.
[9]	Market prices are adjusted for the company's stock dividend and stock split.
[10]	The net-debt-to-capital ratio represents net debt (short-term and long-term debt and lease obligations, net of cash and equivalents) divided by capital (the total of net debt and stockholders' equity). Management uses this ratio to assess and optimize the company's capital structure. The net-debt-to-capital ratio is not a measurement of capital structure defined under generally accepted accounting principles. The ratio was calculated in 2003 and 2002 in accordance with the company's primary credit agreements, which give 70% equity credit to the company's equity units (which were issued in 2002). Refer to Note 5 to the consolidated financial statements for further information.
[11]	Represents the total of appreciation in market price plus cash dividends declared on common shares plus the effect of any stock dividends for the year.
[12]	Refer to Notes 1A and 1B to the consolidated financial statements for further information regarding the restatements.

76  Baxter International Inc. 2003 Annual Report