Form 10-K, Exhibit 13
period 2004-12-31
BAXTER INTERNATIONAL INC
filed 2005-03-16
CIK 10456

Exhibit 13

Financial Section	17	Management’s Discussion and Analysis
Table of Contents	39	Management’s Responsibility for Consolidated Financial Statements
	39	Management’s Report on Internal Control over Financial Reporting
	40	Report of Independent Registered Public Accounting Firm
	42	Consolidated Balance Sheets
	43	Consolidated Statements of Income
	44	Consolidated Statements of Cash Flows
	45	Consolidated Statements of Stockholders’ Equity and Comprehensive Income
	46	Notes to Consolidated Financial Statements
	73	Directors and Officers
	74	Company Information
	76	Five-Year Summary of Selected Financial Data

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The purpose of this section of the Annual Report is to help investors and other users assess the financial condition and the results of operations of Baxter International Inc. (Baxter or the company). Except for the section relating to discontinued operations (see Note 2 to the consolidated financial statements), the discussion relates to continuing operations only.

COMPANY AND INDUSTRY OVERVIEW

Business Segments and Products

Baxter is a global diversified medical products and services company with expertise in medical devices, pharmaceuticals and biotechnology that assists health-care professionals and their patients with the treatment of complex medical conditions including hemophilia, immune disorders, infectious diseases, kidney disease, trauma and other conditions. The company operates in three segments: Medication Delivery, which provides a range of intravenous solutions and specialty products that are used in combination for fluid replenishment, general anesthesia, nutrition therapy, pain management, antibiotic therapy and chemotherapy; BioScience, which develops biopharmaceuticals, biosurgery products, vaccines and blood collection, processing and storage products and technologies for transfusion therapies; and Renal, which develops products and provides services to treat end-stage kidney disease.

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

There are foreign currency fluctuation and other risks associated with operating on a global basis, such as price and currency exchange controls, import restrictions, expropriation and other governmental action, as well as volatile economic, social and political conditions in certain countries, particularly in developing countries. Management expects these risks to continue. The company manages its foreign currency exposures on a consolidated basis, which allows the company to net exposures and take advantage of any natural offsets. In addition, the company utilizes derivative and nonderivative financial instruments to further reduce the net exposure to currency fluctuations. Management will continue to hedge foreign currency risks where appropriate, and seek opportunities where appropriate to limit potential unfavorable impacts of operating in countries with weakened economic conditions.

Government Regulation

The company’s products and services are subject to substantial regulation by the Food and Drug Administration (FDA) in the United States, as well as other governmental agencies around the world. The company must obtain specific approval from the FDA and non-United States regulatory authorities before it can market most of its products. The process of obtaining such approvals can be lengthy and costly, and requires the company to demonstrate product safety and efficacy. There can be no assurance that any new products that the company develops will be approved in a timely or cost-effective manner. Further, the company’s products, facilities and operations are subject to continued review by the FDA and other regulatory authorities. The company is subject to possible administrative and legal actions by these regulatory agencies. These actions may include product recalls, product seizures, injunctions to halt manufacture and distribution, and other civil and criminal sanctions. From time to time, the company has instituted voluntary compliance actions, such as removing products from the market that were found to not meet acceptable standards. These actions could adversely impact the company’s future results of operations. This regulatory environment is expected to continue in the future.

Competition and Customers

The company’s primary markets are highly competitive. There has been consolidation in the company’s customer base and by its competitors, which has resulted in pricing and market share pressures. The company has experienced increases in its labor and material costs, which are partly influenced by general inflationary trends and foreign exchange rates. Competitive market conditions have minimized inflation’s impact on the selling prices of the company’s products and services. Although no single company competes with Baxter in all of its businesses, Baxter faces substantial competition in each of its segments, generally from global and domestic health-care and pharmaceutical companies of all sizes. Competition is focused on price, cost-effectiveness, service, product performance, and technological innovation. Competitive pressure in these areas is expected to continue. This competitive environment requires substantial investments in research and development (R&D), and manufacturing and other facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The trend toward managed care and economically motivated customers has also resulted in continued pressure on product pricing. A substantial portion of Baxter’s products are sold through contracts, both within and outside the United States. Many of these contracts, which are often with group purchasing organizations (GPOs), have terms of more than one year and place limits on price increases. These contracts may specify minimum quantities of a particular product or categories of products to be purchased by the customer. As a result of the above-mentioned consolidation, transactions with customers are larger and more complex.

Each of Baxter’s segments operates in a competitive marketplace. Within the BioScience segment, the competitive environment for plasma-derived products has changed over the last few years due to the entry of foreign competitors into the United States market. This has resulted in reduced pricing, significantly impacting the company’s gross margin, and these pressures, while stabilizing, could reoccur in the future. The market for recombinant products remains competitive, and this environment is expected to continue with the potential expansion of manufacturing capacity by competitors. Within the Medication Delivery segment, increased pricing pressure is expected from generic competition for injectable drugs, and from GPOs in the United States. Specifically, management believes it is likely that additional competitors may enter the market with a generic propofol, an anesthetic agent, which could result in a loss of market share and price erosion. The company has experienced reduced pricing principally due to its renegotiated long-term agreements with Premier Purchasing Partners L.P. (Premier), a large GPO. Within the Renal segment, competitors are continuing to expand their peritoneal dialysis products manufacturing capacity and sales and marketing channels on a global basis.

Management intends to manage the challenges resulting from these competitive pressures by capitalizing on the breadth and depth of Baxter’s product lines and its relationships with customers, continuing to explore business development opportunities for partnering, in-licensing, and acquisitions, reducing the company’s cost structure, executing and prioritizing the R&D pipeline, evaluating the business portfolio and assessing alternatives (including, where appropriate, restructuring or divesting under-performing businesses), and by continuing to upgrade its facilities.

RESULTS OF CONTINUING OPERATIONS

Net Sales

				Percent change
years ended December 31 (in millions)	2004	2003	2002	2004	2003
Medication Delivery	$4,047	$3,827	$3,311	6%	16%
BioScience	3,504	3,269	3,096	7%	6%
Renal	1,958	1,808	1,692	8%	7%

Total net sales	$9,509	$8,904	$8,099	7%	10%

				Percent change
years ended December 31 (in millions)	2004	2003	2002	2004	2003
United States	$4,460	$4,279	$3,974	4%	8%
International	5,049	4,625	4,125	9%	12%

Total net sales	$9,509	$8,904	$8,099	7%	10%

Foreign exchange benefited sales growth by 4 percentage points in 2004 and by 5 percentage points in 2003, primarily because the United States Dollar weakened relative to the Euro and Japanese Yen. These fluctuations favorably impacted sales growth for all three segments.

Medication Delivery    Net sales for the Medication Delivery segment increased 6% in 2004 and 16% in 2003 (including 3 percentage points in 2004 and 4 percentage points in 2003 relating to the favorable impact of foreign exchange).

The following is a summary of sales by significant product line.

				Percent change
years ended December 31 (in millions)	2004	2003	2002	2004	2003
IV Therapies	$1,154	$1,100	$982	5%	12%
Drug Delivery	789	699	580	13%	20%
Infusion Systems	846	803	751	5%	7%
Anesthesia	827	808	568	2%	42%
Other	431	417	430	3%	(3%	)

Total net sales	$4,047	$3,827	$3,311	6%	16%

MANAGEMENT’S DISCUSSION AND ANALYSIS

IV Therapies

This product line principally consists of intravenous solutions and nutritional products. Because approximately two-thirds of IV Therapies’ sales are generated outside the United States, sales growth in this product line particularly benefited from the weakened United States Dollar in 2004 and 2003. Sales growth was lower in 2004 as compared to 2003 because of reduced pricing included in renegotiated long-term contracts with certain GPOs, principally Premier. Also, sales volume growth in 2004 was impacted by domestic wholesaler inventory reduction actions and lower sales of nutritional products used with automated compounding equipment.

Drug Delivery

This product line primarily consists of drugs and contract services, principally for pharmaceutical and biotechnology customers. Increased sales of certain generic and branded pre-mixed drugs, as well as increased contract services revenues, fueled sales growth in 2004 and 2003. Sales growth was lower in 2004 as compared to 2003 partly due to several new product launches during 2003, as well as the impact of the renegotiated GPO contracts. This was partially offset by the impact of a $45 million one-time order in 2004 by the United States Government related to its biodefense program. Management expects sales in 2005 to be relatively consistent with 2004, with 2005 sales growth impacted by increased generic competition and the one-time 2004 order.

Infusion Systems

Sales growth in electronic infusion pumps and related tubing sets in 2004 and 2003 was primarily driven by higher sales of devices. Increased device volume in the United States and Canada was partially offset by reduced pricing in 2004. The growth in volume in the United States in 2004 was partially due to the timing of GPO contract awards, as certain customers delayed capital purchases in the prior year in anticipation of a new contract award. The reduced pricing was also due to the renegotiated GPO contracts, which contributed to lower sales growth in this product line in 2004 relative to 2003.

Anesthesia

Sales growth in anesthesia products in 2004 reflected stable pricing and volume growth, with volume growth partially impacted by wholesaler inventory reduction actions in the United States with respect to SUPRANE (Desflurane, USP), an inhaled anesthetic agent. Sales growth in 2003 was almost entirely driven by the December 2002 acquisition of the majority of the assets of ESI Lederle (ESI), a division of Wyeth. ESI was a leading manufacturer and distributor of injectable drugs used in the United States hospital market. Refer to Note 3 for further information regarding this acquisition. Sales in 2003 relating to ESI totaled $228 million. As noted above, management believes that it is possible that additional competitors may enter the market in 2005 with a generic propofol, which could unfavorably impact market share and pricing for this product.

Other

This category primarily includes oncology products and other hospital-distributed products. The sales growth in 2004 was primarily related to the benefit of the weakened United States Dollar, as a large portion of the sales in this category are generated outside the United States. This growth was partially offset by the company’s continued exit of certain lower-margin distribution businesses outside the United States, which also impacted growth during 2003.

BioScience    Sales in the BioScience segment increased 7% in 2004 and 6% in 2003 (including 4 percentage points in 2004 and 7 percentage points in 2003 relating to the favorable impact of foreign exchange).

The following is a summary of sales by significant product line.

				Percent change
years ended December 31 (in millions)	2004	2003	2002	2004		2003
Recombinants	$1,329	$1,123	$999	18%		13%
Plasma Proteins	1,037	1,005	1,008	3%		—
Antibody Therapy	336	311	318	8%		(2%	)
Transfusion Therapies	550	553	548	(1%	)	1%
Other	252	277	223	(9%	)	24%

Total net sales	$3,504	$3,269	$3,096	7%		6%

Recombinants

The primary driver of sales growth in the BioScience segment in both 2004 and 2003 was increased sales volume of recombinant Factor VIII products. Pricing increases also fueled sales growth. Factor VIII products are used in the treatment of hemophilia A, which is a bleeding disorder caused by a deficiency in blood clotting Factor VIII. Sales growth in 2004 was primarily fueled by the continued launch of the

MANAGEMENT’S DISCUSSION AND ANALYSIS

advanced recombinant therapy, ADVATE (Antihemophilic Factor (Recombinant), Plasma/Albumin-Free Method) rAHF-PFM, which received regulatory approval in the United States in July 2003 and in Europe in March 2004. ADVATE is the first and only Factor VIII product made without any added human or animal proteins in the cell culture, purification or final formulation process, thereby eliminating the risk of infections caused by viruses that could potentially be contained in these proteins. Sales growth in 2003 was also favorably impacted by the United States launch of ADVATE, as well as continued strong demand for RECOMBINATE Antihemophilic Factor (rAHF). Partially offsetting the growth in sales volume in 2003 was the impact of reductions in wholesaler inventory levels of recombinant products in the United States. Sales growth in 2004 benefited from the impact of the inventory reductions in 2003. In addition, sales growth in 2003 was unfavorably impacted by the entry or re-entry into the marketplace by certain competitors. Management expects sales volumes of ADVATE will continue to grow in 2005 as the launch of this new product continues, and as pricing of recombinant Factor VIII products remains stable.

Plasma Proteins

The growth in sales of plasma-based products (excluding antibody therapies) in 2004 was primarily due to foreign exchange, increased sales volume of FEIBA, an anti-inhibitor coagulant complex, along with improved pricing of this product, partially offset by reduced pricing due to competitive pressures in other product lines. Increased sales volume of the company’s plasma-based sealant, TISSEEL, also contributed to the segment’s growth rate, particularly in 2004. Sales of plasma-based products in both 2004 and 2003 were unfavorably impacted by the continuing shift in the market from plasma-based to recombinant hemophilia products. Management expects these trends to continue in 2005. As discussed further below, as a result of these competitive pressures, the company’s 2004 and 2003 restructuring actions included the closure of plasma collection centers and a plasma fractionation plant, in order to improve the profitability of the business. Due to this throughput reduction, coupled with lower sales to third parties as a result of management’s plans to exit certain lower-margin contracts, sales in this product line are expected to decline in 2005.

Antibody Therapy

Higher sales of IVIG (intravenous immunoglobin, which is used in the treatment of immune deficiencies, fueled sales growth in 2004, primarily due to improved pricing in North America. Competitive pricing pressures impacted sales growth in 2003. With the above-mentioned closures of plasma collection centers and lower plasma fractionation levels, IVIG sales volume is expected to decline in 2005 (with fewer units available for sale), but pricing is expected to increase, partially due to an anticipated change in the geographic mix of IVIG sales. The introduction of a liquid formulation of IVIG is also expected to fuel sales growth in the future, partly due to more favorable pricing and higher yields generated from the liquid formulation process.

Transfusion Therapies

Sales of transfusion therapies products, which are products and systems for use in the collection and preparation of blood and blood components, have been unfavorably impacted by consolidation in the plasma industry. Sales growth in the future is expected to be fueled by continued penetration in the United States of ALYX, the new system for the automated collection of red blood cells and plasma.

Other

Other BioScience products primarily consist of vaccines and non-plasma-based sealant products. Sales of vaccines tend to fluctuate from period to period as they are impacted by the timing of government tenders. Sales of smallpox and NeisVac-C (for the prevention of meningitis C) vaccines were lower in 2004 due to the timing of these tenders. Sales of smallpox vaccines were also lower in 2003 as compared to 2002, as 2002 sales benefited from the sale of crude bulk vaccine to Acambis, Inc. (Acambis) in conjunction with its contract with the United States Government. The company’s non-plasma-based sealants are relatively new products, and their sales growth contributed to the segment’s growth rate in both 2004 and 2003, and continued growth is expected in the future.

Renal    Sales in the Renal segment increased 8% in 2004 and 7% in 2003 (including 4 percentage points in both 2004 and 2003 relating to the favorable impact of foreign exchange). Sales growth in the Renal segment particularly benefited from the weakened dollar during the three-year period ended December 31, 2004 because approximately three-quarters of this segment’s revenues are generated outside the United States.

The following is a summary of sales by significant product line.

				Percent change
years ended December 31 (in millions)	2004	2003	2002	2004		2003
PD Therapy	$1,445	$1,344	$1,262	8%		6%
HD Therapy	499	447	413	12%		8%
Other	14	17	17	(17%	)	(2%	)

Total net sales	$1,958	$1,808	$1,692	8%		7%

MANAGEMENT’S DISCUSSION AND ANALYSIS

PD Therapy

Peritoneal dialysis, or PD Therapy, is a dialysis treatment method for end-stage renal disease. PD Therapy, which is used primarily at home, uses the peritoneal membrane, or abdominal lining, as a natural filter to remove waste from the bloodstream. In addition to the favorable impact of foreign exchange, the sales growth in both periods was primarily driven by an increased number of patients, principally in Europe, Asia and Japan. Changes in the pricing of the segment’s PD Therapy products were not a significant factor. Increased penetration of PD Therapy products continues to be strong in emerging markets, where many people with end-stage renal disease are currently under-treated.

HD Therapy

Hemodialysis, or HD Therapy, is another form of end-stage renal disease dialysis therapy, which is generally performed in a hospital or outpatient center. HD Therapy works by removing wastes and fluid from the blood by using a machine and a filter, also known as a dialyzer. Sales of HD Therapy products were particularly strong in 2004 as a result of strong sales of dialyzers in the United States due, in particular, to the launch of the single-use EXELTRA dialyzer. Growth was also partially driven by increased service revenues from the Renal Therapy Services (RTS) business outside the United States. RTS revenues from continuing operations are expected to decline in 2005 due to planned divestitures. As further discussed below and in Note 2, the company divested the majority of its RTS dialysis clinics (and these divested operations are reported in the consolidated financial statements as discontinued operations).

Gross Margin and Expense Ratios

years ended December 31 (as a percent of sales)	2004	2003	2002
Gross margin	41.2%	44.4%	46.7%
Marketing and administrative expenses	20.6%	20.3%	19.3%

Gross Margin

2004 vs. 2003    The decline in gross margin in 2004 was primarily driven by changes in product mix, pricing pressures, hedging losses and increased costs relating to the company’s employee benefit plans. In the BioScience segment, the gross margin declined in 2004 primarily due to lower margins in the segment’s plasma-based products and vaccines businesses, partially offset by stronger sales of higher-margin recombinant products. In the Medication Delivery segment, the pricing declines associated with the renegotiated contracts with Premier and other GPOs impacted the margin decline. In the Renal segment, the margin declined in 2004 due to higher sales of lower-margin hemodialysis products, and a change in geographic mix. In addition, while 2004 sales benefited from foreign exchange, principally the strengthened Euro, the gross margin rate was unfavorably impacted by the company’s foreign currency hedging activities. Increased inventory reserves (relating to the BioScience segment) and foreign currency hedge adjustments, together totaling $45 million (included in the second quarter 2004 special charges, discussed in Note 4), accounted for almost 1 point of the decline during 2004. Also, costs associated with the company’s employee pension and other postemployment benefit (OPEB) plans increased in 2004. These factors were partially offset by cost savings relating to the company’s 2003 and 2004 restructuring programs, which are further discussed below.

2003 vs. 2002    The decline in the gross margin during 2003 was primarily related to the BioScience segment, partially offset by increases in the Medication Delivery segment. Sales of the BioScience segment’s plasma-based products were impacted by increased competition and related pricing pressures, which unfavorably affected the gross margin. Also, sales of higher-margin smallpox vaccines were lower in 2003 as compared to 2002, as 2002 sales benefited from the sale of crude bulk vaccine to Acambis in conjunction with its contract with the United States Government. The increase in the gross margin in the Medication Delivery segment in 2003 was principally due to strong sales of higher-margin anesthesia and drug delivery products, as well as incremental higher-margin sales related to the December 2002 acquisition of ESI. The product mix within Medication Delivery was also favorably impacted by reduced sales in certain lower-margin distribution businesses in countries outside the United States, as a result of management’s decision to slowly withdraw from these businesses. As in 2004, while 2003 sales benefited from the strengthened Euro, the gross margin rate was unfavorably impacted by the company’s foreign currency hedging activities. Also, employee pension and OPEB plan costs increased in 2003.

Marketing and Administrative Expenses

2004 vs. 2003    Marketing and administrative expenses as a percent of sales increased during 2004. Increased receivable reserves totaling $55 million (as discussed in Note 4) increased the expense ratio by approximately 1 point. Expenses also increased because of foreign exchange, higher employee pension and OPEB plan costs, and the impact of reduced costs in the prior year due to a change in the employee vacation policy. Partially offsetting these increases were the benefits of the company’s restructuring programs.

2003 vs. 2002    Marketing and administrative expenses as a percentage of sales increased during 2003 primarily due to increased investments in sales and marketing programs in conjunction with the launch of new products, such as ADVATE and ALYX, the impact of the strengthening Euro, higher employee benefit plan costs, and to drive overall sales growth. The increase in the expense ratio in 2003 was

MANAGEMENT’S DISCUSSION AND ANALYSIS

due to the impact of $60 million in favorable adjustments recorded in 2002, primarily related to favorable insurance recoveries. Partially offsetting these increases were the benefits of the company’s restructuring programs, which were initiated at the end of the second quarter of 2003.

Employee Benefit Plan Expenses

Pension and OPEB plan expenses increased $59 million in 2004 and $76 million in 2003, as detailed in Note 9, and contributed to the company’s lower gross margin ratio and higher expense ratio in both 2004 and 2003. The increased expenses were partially due to a change in assumptions. For the company’s domestic plans, which represent over three-quarters of the company’s total pension assets and obligations, the discount rate decreased from 6.75% to 6% in 2004, and from 7.5% to 6.75% in 2003, and the expected return on assets decreased from 11% to 10% in 2003. The increased expenses were also due to changes in demographics and investment returns, which increased actuarial loss amortization expense. The $76 million increase in pension and OPEB plan expenses in 2003 was partially offset by reduced expenses of $16 million as a result of a change in the company’s employee vacation policy.

Pension and OPEB plan expenses are expected to further increase in 2005, by approximately $65 million, primarily due to changes in pension assumptions and higher actuarial loss amortization expense. For the domestic plans, the discount rate will be reduced from 6% to 5.75% and the expected return on plan assets will be lowered from 10% to 8.5%. The discount rate assumption change is due to reductions in market interest rates used to determine the appropriate pension and OPEB discount rate. The change in the expected return on assets assumption is principally a result of anticipated changes in the company’s pension trust asset allocation. Refer to the Critical Accounting Policies section below for a discussion of how the pension and OPEB plan assumptions are developed, and how they impact the company’s net expense.

Research and Development

				Percent change
years ended December 31 (in millions)	2004	2003	2002	2004		2003
Research and development expenses	$517	$553	$501	(7%	)	10%
as a percent of sales	5.4%	6.2%	6.2%

The company’s in-process R&D (IPR&D) charges in 2002, which are discussed in Note 3, are reported separately in the consolidated income statements and are not included in the R&D amounts above.

R&D expenses declined in 2004, with increased spending on certain projects across the three segments more than offset by restructuring-related cost savings and the termination of certain programs (such as the recombinant hemoglobin protein project, which was terminated in the second quarter of 2003). In 2004, R&D activities resulted in the expanded approval of ADVATE in Europe. The company also filed for approval of ADVATE in Japan. Other significant R&D activities in 2004 include filing for approval in the United States and Europe with respect to the company’s next-generation liquid IVIG product, and filing for approval in the United States for the expanded use of the company’s ALYX system for the automated collection of red blood cells and plasma.

The increase in R&D expenses in 2003 was primarily due to increased investments in the Medication Delivery segment. Recent acquisitions, principally the late 2002 acquisitions of ESI and Epic Therapeutics, Inc. (Epic), a business specializing in the formulation of drugs for injection or inhalation, contributed 4 points to the 2003 R&D growth rate. Also contributing to the growth rate in 2003 was increased spending relating to a number of other projects across the three segments.

Management’s strategy is to focus investments on key R&D initiatives, which management believes will maximize the company’s resources and generate the most significant return on the company’s investment.

IPR&D Charges    The IPR&D charges in 2002 primarily included $51 million relating to the acquisition of Fusion Medical Technologies, Inc. (Fusion), a business that developed and commercialized proprietary products used to control bleeding during surgery, which is included in the BioScience segment, $52 million relating to the acquisition of Epic and $56 million relating to the acquisition of ESI.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

Special Charges

Restructuring Charges    The company recorded restructuring charges totaling $543 million in 2004, $337 million in 2003 and $26 million in 2002. The net-of-tax impact of the charges was $394 million ($0.64 per diluted share) in 2004, $202 million ($0.33 per diluted share) in 2003 and $15 million ($0.02 per diluted share) in 2002. The following is a summary of these charges.

2004 Restructuring Charge

During the second quarter of 2004, the company recorded a $543 million restructuring charge principally associated with management’s decision to implement actions to reduce the company’s overall cost structure and to drive sustainable improvements in financial performance. The charge is primarily for severance and costs associated with the closing of facilities and the exiting of contracts.

These actions include the elimination of over 4,000 positions, or 8% of the global workforce, as management reorganizes and streamlines the company. Approximately 50% of the positions being eliminated are in the United States. Approximately three quarters of the estimated savings impact general and administrative expenses, with the remainder primarily impacting cost of sales. The eliminations impact all three of the company’s segments, along with the corporate headquarters and functions. Baxter is also further reducing plasma production, closing additional plasma collection centers, and exiting certain other facilities and activities. During the second half of 2004, $92 million of the reserve for cash costs was utilized. Approximately $150 million is expected to be expended in 2005, and the remainder of approximately $105 million in 2006. The cash expenditures are being funded with cash generated from operations. Approximately 60% of the targeted positions have been eliminated as of December 31, 2004. The program is proceeding on plan. Refer to Note 4 for additional information.

Management estimates that these additional initiatives yielded savings of approximately $0.05 per diluted share in the second half of 2004, and anticipates that the initiatives will yield savings of approximately $0.20 to $0.25 per diluted share in 2005 (assuming a constant diluted share count), incremental savings of $0.15 to $0.20 per diluted share as compared to 2004. Once fully implemented in 2006, management anticipates total annual savings will be approximately $0.30 to $0.35 per diluted share (assuming a constant diluted share count).

2003 Restructuring Charge

During the second quarter of 2003, the company recorded a $337 million restructuring charge principally associated with management’s decision to close certain facilities and reduce headcount on a global basis. Management undertook these actions in order to position the company more competitively and to enhance profitability. The company closed 26 plasma collection centers in the United States, as well as a plasma fractionation facility located in Rochester, Michigan. In addition, the company consolidated and integrated several facilities, including facilities in Maryland; Frankfurt, Germany; Issoire, France; and Mirandola, Italy. Management discontinued Baxter’s recombinant hemoglobin protein program because it did not meet expected clinical milestones. Also included in the restructuring charge were costs related to other reductions in the company’s workforce.

During 2004 and 2003, $91 million and $69 million, respectively, of the reserve for cash costs was utilized. Virtually all of the 3,200 targeted positions have been eliminated as of December 31, 2004. The remaining severance and other costs are expected to be paid in 2005. The cash expenditures are being funded with cash generated from operations. Refer to Note 4 for additional information.

Management estimates that, as expected, cost savings totaled approximately $0.15 per diluted share in 2004. The program is substantially complete, and management does not expect incremental cost savings in 2005. Cost savings in 2003 (since the June 2003 announcement date) totaled approximately $0.05 per diluted share. As mentioned above, these benefits are offset by increased employee benefit costs.

2002 R&D Prioritization Charge

During the fourth quarter of 2002, the company recorded a charge of $26 million to prioritize the company’s investments in certain of the company’s R&D programs across the three segments. This charge resulted from management’s comprehensive assessment of the company’s R&D pipeline with the goal of having a focused and balanced strategic portfolio, which maximizes the company’s resources and generates the most significant return on the company’s investment. Approximately 150 R&D positions were eliminated. Cash payments relating to the charge totaled $1 million in 2004, $10 million in 2003 and $2 million in 2002. Management expects that the reserve will be fully utilized, with the remaining reserve pertaining to certain lease payments, which continue through early 2005. Total cash expenditures for this plan are being funded with cash generated from operations. Refer to Note 4 for further information.

Impairment Charges    The company recorded a $289 million impairment charge in the fourth quarter of 2004 relating to its PreFluCel influenza vaccine, recombinant erythropoietin drug (EPOMAX) for the treatment of anemia, and Thousand Oaks, California Suite D manufacturing assets. The net-of-tax impact of the impairment charges was $245 million ($0.40 per diluted share). Refer to Note 4 for further information.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Special Charges    The company recorded other special charges totaling $115 million in the second quarter of 2004. The net-of-tax impact was $20 million ($0.03 per diluted share). These special charges related to accounts and other receivable reserves, the valuation of inventory, intangible assets and fixed assets, foreign currency hedges and tax adjustments. By line item, cost of goods sold increased $45 million, marketing and administrative expenses increased $55 million, other expense increased $15 million, and income tax expense decreased $95 million. Refer to Note 4 for a discussion of the individual charges.

Net Interest Expense

Net interest expense increased $12 million, or 14%, in 2004, due to higher interest rates and lower capitalized interest, partially offset by a lower average net debt level. Net interest expense increased $36 million, or 71%, in 2003, due to a higher average net debt level as well as higher interest rates. Net interest expense is expected to increase by approximately $30 million to $40 million in 2005 due to higher expected interest rates and the settlement of the company’s net investment hedges, as further discussed below.

Other Expense, Net

Refer to Note 10 for a table which details the components of other expense, net for the three years ended December 31, 2004.

The increase in other expense, net in 2004 primarily related to lower equity method income and lower gains on divestitures. Partially offsetting these items were $11 million in costs recorded in 2003 related to the redemption of convertible bonds and lower asset impairment charges in 2004 compared to 2003. Equity method income and divestiture gains were lower in 2004 principally because Baxter divested its equity method investment in Acambis in late 2003, recognizing a gain of $36 million.

The decrease in other expense, net in 2003 primarily related to higher equity method income relating to Acambis, the gain on the divestiture of this investment, and lower asset impairment charges, partially offset by the convertible bond redemption costs recorded in 2003.

Pre-Tax Income

Refer to Note 13 for a summary of financial results by segment. Certain balance sheet and income and expense items are maintained at the company’s corporate level and are not allocated to the segments. They primarily include certain foreign currency fluctuations, the majority of the foreign currency and interest rate hedging activities, net interest expense, income and expense related to certain non-strategic investments, corporate headquarters costs, certain employee benefit costs, certain nonrecurring gains and losses and certain special charges (such as IPR&D, restructuring and certain asset impairments). Included in Note 13 is a table that reconciles financial results for the segments to the consolidated company’s results. The following is a summary of significant factors impacting the segments’ financial results.

Medication Delivery    Pre-tax income increased 4% in 2004 and 21% in 2003. The growth in pre-tax income in 2004 was primarily the result of sales growth, the close management of costs, restructuring-related benefits, and foreign exchange (as noted above, the majority of foreign currency hedging activities for all segments are recorded at the corporate level, and are not included in segment results). As noted above, these factors were partially offset by the gross margin impact of reduced pricing in the renegotiated long-term contracts with GPOs.

The growth in pre-tax income in 2003 was primarily the result of sales growth, a favorable change in sales mix, the close management of costs, acquisitions, the leveraging of expenses in conjunction with recent acquisitions, and foreign exchange. Favorably impacting the sales mix in 2003 were higher-margin sales related to the December 2002 acquisition of ESI, as well as reduced sales in certain lower-margin distribution businesses in certain countries outside the United States, as a result of management’s decision to slowly withdraw from these businesses. These factors were partially offset by increased R&D spending, which was primarily related to the fourth quarter 2002 acquisitions of ESI and Epic.

BioScience    Pre-tax income decreased 1% in 2004 and increased 9% in 2003. The decrease in pre-tax income in 2004 was primarily due to increased inventory reserves and an asset impairment charge (recorded as special charges in 2004, as discussed in Note 4) and lower margins in the segment’s plasma-based products and vaccines businesses. In addition, as discussed above, equity method income was lower in 2004 as compared to 2003 due to the divestiture of the company’s investment in Acambis in late 2003. These factors were partially offset by lower R&D spending as a result of the recent prioritization initiatives (including the termination of the recombinant hemoglobin protein project in mid-2003), stronger sales of higher-margin recombinant products, the close management of costs, restructuring-related benefits, and foreign exchange.

The increase in pre-tax income in 2003 was primarily due to increased income from the investment in Acambis, lower R&D spending, the close management of costs, and foreign exchange, partially offset by lower gross margins, and increased sales and marketing costs associated with the launch of new products. As discussed above, the lower gross margin in 2003 was primarily related to competitive pricing pressures in the plasma-based products business. The impact of the lower plasma-based products margins was partially offset by the effect of increased sales of recombinant products, which have a higher gross margin.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Renal    Pre-tax income increased 14% in 2004 and decreased 6% in 2003. The increase in pre-tax income in 2004 was primarily due to solid sales growth, foreign exchange, the close management of costs, and restructuring-related benefits. These factors were partially offset by the impact of higher sales of lower-margin hemodialysis products, and a change in geographic mix.

The decrease in pre-tax income in 2003 was primarily due to lower gross profits, increased sales and marketing costs associated with the launch of new products and increased R&D spending, partially offset by foreign exchange.

Income Taxes

The effective income tax rate relating to continuing operations was 11% in 2004, 20% in 2003 and 26% in 2002. The changes in the effective income tax rate each year were due to varying tax rates applicable to the restructuring and other special charges, favorable settlements in certain jurisdictions around the world, and the one-time tax cost in 2003 of nondeductible foreign dividends paid as the company converted to a new tax structure in certain regions. As discussed in Note 4, as a result of the completion of tax audits in the second quarter of 2004, $55 million of reserves for matters previously under review were reversed into income during 2004. These items decreased the effective income tax rate by approximately 13 points in 2004, 6 points in 2003 and 1 point in 2002. Management anticipates that the effective income tax rate will be approximately 25% in 2005. Refer to Note 11 for further information regarding the company’s income taxes.

The American Jobs Creation Act of 2004

In October 2004, the American Jobs Creation Act of 2004 (the Act) was enacted. The Act includes numerous provisions, including the creation of a temporary incentive for United States multinationals to repatriate accumulated income earned abroad. The temporary tax deduction of 85% of certain repatriated foreign earnings is subject to a number of limitations. Detailed final guidance necessary to implement the Act has not yet been issued by the Internal Revenue Service. Management is analyzing the provisions of the Act and has not yet determined the effects, if any, on the company’s plans or its consolidated financial statements. Management has not determined when it will complete its evaluation. Refer to Note 11 for further information regarding the company’s foreign unremitted earnings.

Income From Continuing Operations Before the Cumulative Effect of Accounting Changes and Related per Diluted Share Amounts

Income from continuing operations, before the cumulative effect of accounting changes, was $383 million in 2004, $907 million in 2003 and $1.03 billion in 2002. Net earnings per diluted share from continuing operations, before the cumulative effect of accounting changes, was $0.62 in 2004, $1.50 in 2003 and $1.66 in 2002. The significant factors and events causing the net declines from 2003 to 2004 and from 2002 to 2003 are discussed above.

Income (Loss) From Discontinued Operations

In 2002, management decided to divest certain businesses, principally the majority of the services businesses included in the Renal segment, and recorded a $294 million pre-tax charge ($229 million on an after-tax basis). Management’s decision was based on an evaluation of the company’s business strategy and the economic conditions in certain geographic markets. Refer to Note 2 for further information.

During 2003, the company sold RMS Lifeline, Inc., RMS Disease Management, Inc., and the Medication Delivery segment’s offsite pharmacy admixture products and services business. During 2004 and 2003, the company divested the RTS centers. At December 31, 2004, the divestiture plan is substantially complete.

During 2004, discontinued operations generated income of $5 million. The income was principally related to tax and other adjustments, as the company completed divestitures. Discontinued operations generated net-of-tax losses of $24 million in 2003 and $26 million in 2002.

Changes in Accounting Principles

During 2003, the company adopted Statement of Financial Accounting Standards (FASB) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” and Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN No. 46). Upon adoption, Baxter recorded charges to earnings for the cumulative effect of these changes in accounting principles totaling $17 million (net of income tax benefit of $5 million). Refer to Note 1 for further information.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. A summary of the company’s significant accounting policies is included in Note 1. Certain of the company’s accounting policies are considered critical because these policies are the most important to the depiction of the company’s financial statements and require significant, difficult or complex judgments by management, often requiring the use of estimates about the effects of matters that are inherently uncertain. Actual results that differ from management’s estimates could have an unfavorable effect on the company’s results of operations and financial position. The company applies estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting pronouncements, there have been no significant changes in the company’s application of its critical accounting policies during 2004. The

MANAGEMENT’S DISCUSSION AND ANALYSIS

company’s critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. The following is a summary of accounting policies that management considers critical to the company’s consolidated financial statements.

Revenue Recognition and Related Provisions and Allowances

The company’s policy is to recognize revenues from product sales and services when earned, as defined by GAAP. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectibility is reasonably assured.

The company enters into certain arrangements in which it commits to provide multiple elements (i.e., deliverables) to its customers. In accordance principally with Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables,” when the criteria are met, total revenue for these arrangements is allocated among the deliverables based on the estimated fair values of the individual deliverables. Fair values are generally determined based on sales of the individual deliverables to other third parties. It is not possible to determine how reported amounts would change if different fair values were used.

Provisions for discounts, rebates to customers, and returns are provided for at the time the related sales are recorded, and are reflected as a reduction of sales. These estimates are reviewed periodically and, if necessary, revised, with any revisions recognized immediately as adjustments to sales. Management periodically and systematically evaluates the collectibility of accounts receivable and determines the appropriate reserve for doubtful accounts. In determining the amount of the reserve, management considers historical credit losses, the past due status of receivables, payment history and other customer-specific information, and any other relevant factors or considerations.

The company also provides for the estimated costs that may be incurred under its warranty programs when the cost is both probable and reasonably estimable, which is at the time the related revenue is recognized. The cost is determined based upon actual company experience for the same or similar products as well as any other relevant information. Estimates of future costs under the company’s warranty programs could change based on developments in the future. Management is not able to estimate the probability or amount of any future developments that could impact the reserves, but believes presently established reserves are adequate.

Stock-Based Compensation

The company has elected to apply the intrinsic value method in accounting for its stock-based compensation plans. In accordance with this method, no expense is generally recognized for the company’s stock option and employee stock purchase plans. Included in Note 1 are disclosures of pro forma net income and earnings per share as if the company had accounted for its employee stock option and stock purchase plans based on the fair value method. That is, the pro forma disclosures assume Baxter had expensed the cost of stock options and employee stock purchase subscriptions in its income statement. The fair value method requires management to make assumptions, including estimated option and purchase plan lives and the future volatility of Baxter’s stock price. The use of different assumptions would result in different pro forma amounts of net income and earnings per share. Management is not able to estimate the probability of actual results differing from expected results, but believes the company’s assumptions are appropriate.

Refer to the discussion below regarding the newly issued stock compensation accounting rules, which will become effective during 2005.

Pension and OPEB Plans

The company provides pension and OPEB benefits to certain of its employees. These employee benefit expenses are reported in the same line items in the consolidated income statement as the applicable employee’s compensation expense. The valuation of the funded status and net expense for the plans are calculated using actuarial assumptions. These assumptions are reviewed annually, and revised if appropriate. The significant assumptions include the following:

•	interest rates used to discount pension and OPEB plan liabilities;
•	the long-term rate of return on pension plan assets;
•	rates of increases in employee compensation (used in estimating liabilities);
•	anticipated future health-care costs (used in estimating the OPEB plan liability); and
•	other assumptions involving demographic factors such as retirement, mortality and turnover (used in estimating liabilities).

Selecting assumptions involves an analysis of both short-term and long-term historical trends and known economic and market conditions at the time of the valuation (also called the measurement date). The use of different assumptions would result in different measures of the funded status and net expense. Actual results in the future could differ from expected results. Management is not able to estimate the probability of actual results differing from expected results, but believes its assumptions are appropriate.

The company’s assumptions are listed in Note 9. The most critical assumptions relate to the plans covering United States and Puerto Rican employees, because these plans are the most significant to the company’s consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Discount Rate Assumption

For the United States and Puerto Rico plans, as of the 2004 measurement date, the company used a discount rate of 5.75% for both the pension and OPEB plans, versus the 6% discount rate used in the prior year. This assumption will be used in calculating the expense for these plans in 2005. The lower discount rate assumption will result in increased expense in 2005.

In estimating the discount rate assumption, the company uses the Moody’s Aa corporate bond index, and adjusts for differences in duration between the bonds in the index and Baxter’s pension and OPEB plan liabilities (incorporating expected reinvestment rates, which are extrapolated from the measurement-date yield curve). In finalizing the assumption in 2004, the company also examined the projected cash flows and durations of its pension and OPEB plan liabilities, and matched them to a yield curve generated by a large population of Aa-rated corporate bonds.

Changes in the discount rate assumption each year reflect changes in market interest rates, and thus there is little discretion in selecting this assumption.

In order to understand the impact of changes in discount rates on expense, management performs a sensitivity analysis. Holding all other assumptions constant, for each 50 basis point (i.e., one-half of one percent) increase in the discount rate, global pension and OPEB plan pre-tax expenses would decrease by approximately $25 million. For each 50 basis point decrease in the discount rate, global pension and OPEB plan pre-tax expenses would increase by approximately $26 million.

Return on Plan Assets Assumption

As of the 2004 measurement date, the company is using a long-term rate of return of 8.5% for the pension plans covering United States and Puerto Rican employees, versus the 10% used in the prior year (this assumption is not applicable to the company’s OPEB plans because they are not funded). The 8.5% assumption will be used in calculating net pension expense for 2005. The lower expected asset return assumption will result in increased expense in 2005.

The reduction in the expected asset return assumption is primarily due to anticipated changes in the company’s pension trust asset allocation. That is, the company plans to reduce the equity securities weighting in the overall asset portfolio over time, increasing the portion of the portfolio invested in fixed-income securities. Based on historical and projected analyses, fixed-income securities generate lower returns over time than equity securities. The lower return associated with fixed-income securities is offset by generally lower risk and other benefits relating to investing in these securities. Refer to Note 9 for the company’s targeted asset allocation ranges and actual asset allocations at December 31, 2004 and December 31, 2003, as well as a summary of the company’s policies and procedures relating to the pension plan assets.

Management establishes this long-term asset return assumption based on a review of historical compound average asset returns, both company-specific and relating to the broad market (based on the company’s asset allocation), as well as an analysis of current market information and future expectations. The current asset return assumption is supported by historical market experience. In calculating net pension expense, the expected return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. The difference between this expected return and the actual return on plan assets is a component of the total net unrecognized gain or loss and is subject to amortization in the future.

In order to understand the impact of changes in the expected asset return assumption on net expense, management performs a sensitivity analysis. Holding all other assumptions constant, for each 50 basis point increase (decrease) in the asset return assumption, global pre-tax pension expenses would decrease (increase) by approximately $10 million.

Other Assumptions

The assumptions relating to employee compensation increases and future health-care costs are based on historical experience, market trends, and anticipated future management actions.

Projected 2005 Pension and OPEB Plan Expense

Total expense for the company’s pension and OPEB plans is expected to increase by approximately $65 million, from $150 million in 2004 to approximately $215 million in 2005.

The expected $65 million increase is principally due to changes in assumptions, demographics and investment returns, partially offset by higher expected investment returns relating to the company’s planned funding of its plans during the 2005 measurement period. In addition, pension and OPEB plan expense fluctuates each year based on the normal operation of the plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Amortization of Gains and Losses and Changes in Assumptions    As disclosed in Note 9, the company’s benefit plans had a net unrecognized loss of $1.57 billion as of the 2004 measurement date. Gains and losses resulting from actual experience differing from assumptions are determined on each measurement date, and are subject to recognition in the consolidated income statement. These calculated gains and losses are also impacted by any changes in assumptions during the year. If the net accumulated gain or loss exceeds 10% of the greater of plan assets or liabilities, a portion of the net unrecognized gain or loss is amortized to income or expense over the remaining service lives of employees participating in the plans, beginning in the following year. Amortization of the net unrecognized loss, which is a component of total pension and OPEB plan expense, increased $44 million in 2004 and $28 million in 2003. The increased loss amortization component of total pension and OPEB plan expense was partly impacted by changes in the discount rate and investment return assumptions. Overall, these changes in assumptions increased total pension and OPEB plan expense by approximately $33 million in 2004 and by approximately $34 million in 2003. It should be noted that changes in assumptions do not directly impact the company’s cash flows as funding requirements are pursuant to government regulations, which use different formulas and assumptions than GAAP (refer to the Funding of Pension and OPEB Plans section below). The company may or may not change the assumptions as of the 2005 measurement date. Those determinations will be based on market conditions and future expectations as of the future date.

Legal Contingencies

Baxter is currently involved in certain legal proceedings, lawsuits and other claims, which are discussed in Note 12. Management assesses the likelihood of any adverse judgments or outcomes for these matters, as well as potential ranges of reasonably possible losses, and has established reserves in accordance with GAAP for certain of these legal proceedings. Management also records any insurance recoveries that are probable of occurring. At December 31, 2004, total legal liabilities were $168 million and total insurance receivables were $106 million.

The loss estimates are developed in consultation with outside counsel and are based upon analyses of potential results. There is a possibility that resolution of these matters could result in an additional loss in excess of presently established liabilities. Also, there is a possibility that resolution of certain of the company’s legal contingencies for which there is no liability could result in a loss. Management is not able to estimate the amount of such loss or additional loss (or range of loss or additional loss). With respect to the recording of any insurance recoveries, after completing the assessment and accounting for the company’s legal contingencies, management separately and independently analyzes its insurance coverage and records any insurance recoveries that are probable of occurring at the gross amount that is expected to be collected. In performing the assessment, management reviews all available information, including historical company-specific and market collection experience for similar claims, current facts and circumstances pertaining to the particular insurance claim, the financial viability of the applicable insurance company or companies, and other relevant information. Management also consults with and obtains the opinion of external legal counsel in forming its conclusion.

It is possible that future results of operations or net cash flows could be materially affected if actual outcomes are significantly different than management’s assumptions or estimates related to these matters. Management believes that, while such a future charge could have a material adverse impact on the company’s net income and cash flows in the period in which it is recorded or paid, no such charge would have a material adverse effect on Baxter’s consolidated financial position.

Inventories

The company values its inventories at the lower of cost, determined using the first-in, first-out method, or market value. Market value for raw materials is based on replacement costs. Market value for work in progress and finished goods is based on net realizable value. Management reviews inventories on hand at least quarterly and records provisions for estimated excess, slow-moving and obsolete inventory, as well as inventory with a carrying value in excess of net realizable value. The regular and systematic inventory valuation reviews include a current assessment of future product demand, anticipated release of new products into the market (either by the company or its competitors), historical experience and product expiration. Uncertain timing of product approvals, variability in product launch strategies, product recalls and variation in product utilization all impact the estimates related to inventory valuation. Additional inventory provisions may be required if future demand or market conditions are less favorable than the company has estimated. Management is not able to estimate the probability of actual results differing from expected results, but believes its estimates are appropriate.

Tax Audits and Valuation Reserves

In the normal course of business, the company is regularly audited by federal, state and foreign tax authorities, and is periodically challenged regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. Management believes the company’s tax positions comply with applicable tax law and the company intends to defend its positions. In evaluating the exposure associated with various tax filing positions, the company records reserves for uncertain tax positions, and management believes these reserves are adequate. The company’s effective tax rate in a given period could be impacted if the company prevailed in matters for which reserves have been established, or was required to pay amounts in excess of established reserves.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The company maintains valuation allowances unless it is more likely than not that all or a portion of the deferred tax asset will be realized. Changes in valuation allowances are included in the company’s tax provision in the period of change. In determining whether a valuation allowance is warranted, management evaluates factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Impairment of Assets

Goodwill is subject to annual impairment reviews, and whenever indicators of impairment exist. Intangible assets other than goodwill and other long-lived assets (such as fixed assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Refer to Note 1 for further information. The company’s impairment review is based on a cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign exchange rates, the selection of an appropriate discount rate and other assumptions and estimates. The estimates and assumptions used are consistent with the company’s business plans. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of the asset, and potentially result in different impacts to the company’s results of operations. Actual results may differ from management’s estimates.

Hedging Activities

As further discussed in Note 6 and in the Financial Instrument Market Risk section below, the company uses derivative instruments to hedge certain risks. As Baxter operates on a global basis, there is a risk to earnings associated with foreign exchange relating to the company’s firm commitments and forecasted transactions denominated in foreign currencies. Compliance with FASB No. 133, “Accounting for Derivative Instruments and Hedging Activities” and its amendments, and the company’s hedging policies requires management to make judgments regarding the probability of anticipated hedged transactions. In making these estimates and assessments of probability, management analyzes historical trends and expected future cash flows and plans. The estimates and assumptions used are consistent with the company’s business plans. If management were to make different assessments of probability or make the assessments during a different fiscal period, the company’s results of operations for a given period would be different.

Equity Units

Certain financial instruments used by the company are complex and accounting for them requires management to make estimates and judgments that affect the reported amounts of liabilities, stockholders’ equity, net income and earnings per diluted share. If management had made different estimates and judgments, amounts reported in the company’s consolidated financial statements would be different.

Specifically, in December 2002 the company issued equity units, which are financial instruments that bear characteristics of both debt and equity. Each equity unit contains a senior note and a purchase contract that obligates the holder to purchase common stock from Baxter at a future date. Refer to Note 5 for further discussion of these financial instruments.

The proceeds obtained from the issuance of the equity units were allocated to the senior notes and the purchase contracts on a relative fair value basis, with $1.25 billion allocated to the senior notes and $0 allocated to the purchase contracts. The estimated fair values were determined by management based on several valuation techniques, including a review of the prices of similar securities trading in the market, the Black-Scholes model, present value calculations, as well as consultation with outside advisers. With respect to the related underwriting costs, management allocated to the senior notes the amount of fees typically charged in the marketplace for a similar issuance on a stand-alone basis ($7.5 million), with the remaining underwriting costs ($30 million) allocated to the purchase contracts. This method was determined to be the most appropriate and objective as, unlike for the purchase contracts, the costs of issuing the senior notes on a stand-alone basis are readily available and known in the marketplace. The costs allocated to the senior notes are being amortized through February 2006, which is the date holders have a contingent right to put the notes to Baxter. The costs allocated to the purchase contracts were charged to additional contributed capital on the issuance date. Had the company allocated more (less) of the underwriting costs to the senior notes, Baxter’s results of operations would be lower (higher) in future periods.

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

With respect to the calculation of earnings per diluted share, the purchase contracts require the holder to settle the contracts in cash, which requires use of the treasury stock method for these contracts. Only in the event of a failed remarketing of the senior notes in February 2006 does the contract holder have the option to surrender the senior note in satisfaction of the purchase contract, triggering use of the if-converted method. Since management believes the likelihood of a failed remarketing is remote, use of the treasury stock method is

MANAGEMENT’S DISCUSSION AND ANALYSIS

appropriate. Had management determined that the if-converted method was appropriate, the impact would be more dilutive than with use of the treasury stock method.

As disclosed in Note 5, Baxter is making quarterly contract adjustment payments to the purchase contract holders at a rate of 3.4%. The present value of these payments was charged to additional contributed capital and is included in other liabilities, and payments to the holders are allocated between the liability and interest expense based on a constant rate calculation over the life of the contracts. Management used a 3.75% discount rate to calculate this liability. Because, in the event of Baxter’s insolvency, the contract adjustment liability would be settled only after the senior notes have been repaid, the discount rate used to calculate the liability must be higher than the 3.6% coupon rate on the senior notes. The discount rate was estimated by management based on the inherently higher risk associated with the purchase contract liability, in consultation with outside advisers. Had management selected a higher (lower) discount rate, the company’s net interest expense would be higher (lower) in future periods.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows from Operations

Continuing operations    Cash flows from continuing operations decreased in 2004 and increased in 2003. The decrease in cash flows in 2004 was principally due to lower earnings (before non-cash items), increased payments related to the restructuring programs, higher contributions to the company’s primary pension trust relating to the United States and Puerto Rico plans, and reduced cash flows relating to accounts receivable, partially offset by improved inventory management. In 2003, higher earnings (before non-cash items) and improved cash flows relating to accounts receivable and inventories were partially offset by increased payments relating to the 2003 restructuring program and higher contributions to the pension trusts.

Accounts Receivable

Cash flows relating to accounts receivable decreased in 2004. Days sales outstanding increased from 50.7 days at December 31, 2003 to 55.3 days at December 31, 2004. Cash flows from the company’s securitization arrangements decreased by over $150 million during 2004, partially offset by increased cash flows relating to the factoring of receivables.

In 2003, with increased focus on working capital efficiency, the company improved its accounts receivable collections (days sales outstanding improved from 52.7 days at December 31, 2002 to 50.7 days at December 31, 2003). The company’s receivable securitization arrangements did not impact cash flows during 2003. Cash flows in 2002 benefited $57 million from the company’s receivable securitization arrangements.

Inventories

The following is a summary of inventories at December 31, 2004 and 2003, as well as inventory turns for each of the three years ended December 31, 2004, by segment.

	Inventories		Inventory turns
(in millions, except inventory turn data)	2004	2003	2004	2003	2002
BioScience	$1,332	$1,378	1.57	1.53	1.65
Medication Delivery	587	528	4.40	4.52	4.60
Renal	216	198	4.19	4.15	4.23

Total company	$2,135	$2,104	2.66	2.55	2.71

Inventories increased by $31 million from December 31, 2003 to December 31, 2004, including the impact of foreign exchange, which increased inventories approximately $100 million during the year. The reduction in BioScience inventories was principally related to the planned reduction in plasma inventories, offset by the impact of foreign exchange. Overall, total company inventory turns increased as management continues to focus on working capital efficiency.

Liabilities, Including Restructuring Payments and Contributions to the Pension Trusts

As noted above, significant reasons for the decline in cash flows from continuing operations during 2004 were increased payments related to restructuring programs and increased contributions to the company’s pension trusts. Restructuring payments increased $116 million, from $79 million to $195 million. Contributions to Baxter’s pension trusts increased $9 million, from $86 million to $95 million.

Payments relating to the 2003 restructuring program and contributions to the company’s pension trusts also increased in 2003. Restructuring payments increased $77 million, from $2 million to $79 million. Contributions to the pension trusts totaled $86 million in 2003 as compared to no contributions in 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Discontinued operations    Cash flows relating to discontinued operations increased $7 million during 2004, from $1 million in 2003 to $8 million in 2004, with the increased cash flows primarily relating to divestiture proceeds. As discussed in Note 2 and above, the company has substantially completed the divesture plan.

Cash flows from discontinued operations increased $59 million in 2003. The increase was primarily due to management’s 2002 decision to exit the majority of the RTS business, and thus reduce significant further investments, due to the economic and currency volatility in Latin America, where RTS primarily operated.

Cash Flows from Investing Activities

Capital Expenditures

Capital expenditures decreased in 2004 by $234 million, from $792 million in 2003 to $558 million in 2004. Capital expenditures decreased $60 million in 2003, from $852 million in 2002 to $792 million in 2003. The company has reduced its level of investments in capital expenditures as certain significant long-term projects are completed, and as management more efficiently manages capital spending. Construction in progress decreased 32% in 2004 and 6% in 2003. However, the company continues to invest in various multi-year capital projects across its three segments, including ongoing projects to upgrade facilities or increase manufacturing capacity for drug delivery, plasma-based (including antibody therapy) and other products. One of the significant drug delivery projects includes the expansion of the company’s manufacturing facility in Bloomington, Indiana. One of the significant plasma-based products projects includes the upgrade of the company’s manufacturing facility in Los Angeles, California.

Capital expenditures are made at a level sufficient to support the strategic and operating needs of the businesses. Management expects to spend approximately $550 million to $600 million in capital expenditures in 2005. Management expects that the total of depreciation and amortization expense in 2005 will be relatively consistent with 2004.

Acquisitions and Investments in and Advances to Affiliates

Net cash outflows relating to acquisitions and investments in and advances to affiliates decreased by $164 million in 2004, from $184 million in 2003 to $20 million in 2004. The 2004 outflows include additional payments relating to the 2003 acquisition of certain assets of Alpha Therapeutic Corporation (Alpha), which are included in the BioScience segment.

The total outflows in 2003 included a $71 million net payment relating to the acquisition of Alpha, and the funding of a five-year $50 million loan to Cerus Corporation, a minority investment holding which is included in the BioScience segment. The 2003 payments also included an $11 million common stock investment in Acambis, which was divested later in 2003, a $26 million additional purchase price payment relating to the December 2002 acquisition of ESI, and an $11 million payment for an icodextrin manufacturing facility in England, which is included in the Renal segment.

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

Divestitures and Other

Net cash flows relating to divestitures and other totaled $26 million in 2004, and primarily related to the sale of a building and the return of collateral.

The cash inflows relating to divestitures and other in 2003 primarily consisted of the net cash proceeds relating to the company’s divestiture of its investment in Acambis. The cash inflows relating to divestitures and other in 2002 primarily consisted of $41 million relating to the sales of certain land and facilities, $15 million relating to the transfer of assets to Edwards Lifesciences Corporation, as further discussed in Note 2, and a final cash receipt related to a prior year divestiture in the Medication Delivery segment. These cash inflows in 2002 were partially offset by a payment made to extinguish the company’s liability relating to certain put rights.

Cash Flows from Financing Activities

Debt Issuances, Net of Redemptions and Other Payments of Debt

Debt issuances, net of redemptions and other payments of financing obligations totaled to a net outflow in all three years. The net outflows totaled $378 million in 2004, $440 million in 2003 and $1.59 billion in 2002. Included in the outflows in 2004 was a $40 million payment to

MANAGEMENT’S DISCUSSION AND ANALYSIS

exit one of the company’s cross-currency swap agreements. Refer to the discussion below regarding these swaps and management’s strategy for the future.

In March 2003, the company issued $600 million of term debt, maturing in March 2015 and bearing a 4.625% coupon rate. In June 2003, the company redeemed $800 million, or substantially all, of its convertible debentures, as the holders exercised their rights to put the debentures to the company. In December 2002, the company issued equity units and received net proceeds of $1.21 billion. Refer to the Critical Accounting Policies section above as well as Note 5 for a description of the equity units. In April 2002, the company issued $500 million of term debt, maturing in May 2007 and bearing a 5.25% coupon rate. The net proceeds of these issuances in 2004, 2003 and 2002 were used for various purposes, principally to fund acquisitions, settle certain equity forward agreements (as further discussed in Note 6), retire existing debt, fund capital expenditures and for general corporate purposes.

Other Financing Activities

Common stock cash dividends increased by $15 million in 2004 due to a higher level of common shares outstanding. In November 2004, the board of directors declared an annual dividend on the company’s common stock of $0.582 per share. The dividend, which was payable on January 5, 2005 to stockholders of record as of December 10, 2004, is a continuation of the current annual rate. As in prior years, the dividend will be funded with cash generated from operations. Cash received for stock issued under employee benefit plans increased by $76 million in 2004 primarily due to a higher level of stock option exercises and purchases under the company’s employee stock purchase plans, coupled with a higher average stock option exercise price. There were no common stock issuances in 2004. In September 2003, the company issued 22 million shares of common stock and received net proceeds of $644 million. The net proceeds were used to settle equity forward agreements, to fund the company’s acquisition of Alpha, and for other general corporate purposes. In 2004, the company paid $18 million to repurchase stock from Shared Investment Plan participants. Refer to Note 5 for further information regarding the Shared Investment Plan. In 2003, the company purchased 15 million shares of common stock for $714 million from counterparty financial institutions in conjunction with the settlement of equity forward agreements.

Common stock cash dividends decreased in 2003 by $3 million due to a lower level of common shares outstanding. Cash received for stock issued under employee benefit plans decreased in 2003 by $75 million primarily due to a lower level of stock option exercises, partially offset by a higher level of employee stock subscription purchases. Other issuances of common stock increased by $230 million in 2003. As further described in Note 8, the company issued 14.95 million shares of common stock in 2002 and received net proceeds of $414 million. The net proceeds from these issuances were principally used to fund acquisitions, retire a portion of the company’s debt, settle the company’s equity forward agreements, and for other general corporate purposes. Stock repurchases in both 2003 and 2002 principally related to the company’s decision to exit all of its equity forward agreements.

Refer to Note 5 regarding the company’s equity units. As discussed, in February 2006, the company will issue between 35.0 and 43.4 million shares of Baxter common stock for $1.25 billion. Management has not yet determined how the company will use the $1.25 billion proceeds that will be received upon settlement of the purchase contracts included in the equity units. The company may use the proceeds to pay down existing debt, fund pension plans, make acquisitions, and/or for other corporate purposes.

Credit Facilities, Access to Capital and Net Investment Hedges

Credit Facilities

The company had $1.11 billion of cash and equivalents at December 31, 2004. The company also maintains two revolving credit facilities, which totaled $1.44 billion at December 31, 2004. One of the facilities totals $640 million and matures in October 2007, and the other facility totals $800 million and matures in September 2009. The facilities enable the company to borrow funds on an unsecured basis at variable interest rates. The company has never drawn on these facilities. Management believes these credit facilities are adequate to support ongoing operational requirements. The credit facilities contain certain covenants, including a maximum net-debt-to-capital ratio and a minimum interest coverage ratio. At December 31, 2004, as in prior periods, the company was in compliance with all financial covenants. The company’s net-debt-to-capital ratio, as defined below, of 33.5% at December 31, 2004 was well below the credit facilities’ net-debt-to-capital covenant. Similarly, the company’s actual interest coverage ratio of 4.4 to 1 in the fourth quarter of 2004 was well in excess of the minimum interest coverage ratio covenant. The net-debt-to-capital ratio, which is calculated in accordance with the company’s primary credit agreements, and is not a measure defined by GAAP, is calculated as net debt (short-term and long-term debt and lease obligations, less cash and equivalents) divided by capital (the total of net debt and stockholders’ equity). The net-debt-to-capital ratio at December 31, 2004 and the corresponding covenant in the company’s credit agreements give 70% equity credit to the company’s equity units. The minimum interest coverage ratio is a four-quarter rolling calculation of the total of income from continuing operations before income taxes plus interest expense (before interest income), divided by interest expense (before interest income). Baxter also maintains certain other credit arrangements, as described in Note 5.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Access to Capital

Management intends to fund short-term and long-term obligations as they mature through cash on hand, future cash flows from operations, by issuing additional debt, or by issuing common stock. As of December 31, 2004, the company can issue up to $399 million of securities, including debt, common stock and other securities, under an effective shelf registration statement filed with the Securities and Exchange Commission.

The company’s ability to generate cash flows from operations, issue debt, enter into other financing arrangements and attract long-term capital on acceptable terms could be adversely affected in the event there is a material decline in the demand for the company’s products, deterioration in the company’s key financial ratios or credit ratings, or other significantly unfavorable changes in conditions. Management believes the company has sufficient financial flexibility in the future to issue debt, enter into other financing arrangements, and attract long-term capital on acceptable terms to support the company’s growth objectives.

Credit Ratings

The company’s credit ratings at December 31, 2004 were as follows.

	Standard & Poor’s	Fitch	Moody’s
Ratings
Senior debt	A-	BBB+	Baa1
Short-term debt	A2	F2	P2
Outlook	Negative	Stable	Negative

The company’s credit ratings and outlooks were downgraded during 2004. At December 31, 2003, the ratings were A by Standard & Poor’s, A by Fitch and A3 by Moody’s on senior debt, and A1 by Standard & Poor’s, F1 by Fitch and P2 by Moody’s on short-term debt (with a negative outlook from Moody’s and Standard & Poor’s and a stable outlook from Fitch).

The rating agency downgrades in 2004 and any future downgrades of Baxter’s credit ratings may unfavorably impact the financing costs related to the company’s credit arrangements and future debt issuances. Management believes that the actual and anticipated impact of the recent downgrades and changes in outlook are not material. Management believes that the impact of reasonably possible future changes in credit ratings or outlook would also not be material.

Any future credit rating downgrades or changes in outlook would not affect the company’s ability to draw on its credit facilities, and would not result in an acceleration of the scheduled maturities of any of the company’s outstanding debt.

Certain specified rating agency downgrades, if they occur in the future, could require the company to post collateral for, or immediately settle certain of its arrangements. These arrangements principally pertain to the company’s foreign currency and interest rate derivatives, which Baxter uses for hedging purposes. For risk-management purposes, certain of the company’s counterparty financial institutions require that collateral could be required to be posted or that the arrangement could be terminated under specified circumstances. The terms of the arrangements vary, but generally, the collateral or termination trigger is dependent upon the mark-to-market liability (if any) with the financial institution and the company’s credit ratings. No collateral was required to be posted at December 31, 2004. It is not possible to know with certainty what each of these variables will be in the future. However, if Baxter’s credit rating on its senior unsecured debt declined to Baa2 or BBB (i.e., a one-rating or two-rating downgrade, depending upon the rating agency), no arrangement would be terminated, and the amount of collateral that could currently be required (holding the mark-to-market liability balance of outstanding derivative instruments as of December 31, 2004 constant) would total approximately $100 million. In addition, in the event of certain specified downgrades (Baa3 or BBB-, depending on the rating agency), the company would no longer be able to securitize new receivables under certain of its securitization arrangements. However, any downgrade of credit ratings would not impact previously securitized receivables.

Net Investment Hedges

As discussed in Note 6, the company has historically used cross-currency swaps to hedge the net assets of certain of its foreign operations using a combination of foreign currency denominated debt and cross-currency swaps. The swaps have served as effective hedges for accounting purposes and have reduced volatility in the company’s stockholders’ equity balance and net-debt-to-capital ratio (as any increase or decrease in the fair value of the swaps relating to changes in spot currency exchange rates is offset by the change in value of the hedged net assets of the foreign operations relating to changes in spot currency exchange rates).

Because the United States Dollar has weakened relative to the hedged currency, the hedged net assets have increased in value over time, while the cross-currency swaps have decreased in value over time. At December 31, 2004, as presented in the following table, the company had a pre-tax net liability of $1.17 billion relating to cross-currency swap agreements. Of this total, $356 million was short-term, and $816 million was long-term.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The company reevaluated its net investment hedge strategy in the fourth quarter of 2004 and decided to reduce the use of these instruments as a risk-management tool. Management intends to settle the swaps that mature in 2005 using cash flows from operations.

In addition, in order to reduce financial risk and uncertainty through the maturity (or cash settlement) dates of the cross-currency swaps, the company executed offsetting or mirror cross-currency swaps relating to approximately 58% of the existing portfolio. As of the date of execution, these mirror swaps effectively fixed the net amount that the company will ultimately pay to settle the cross-currency swap agreements subject to this strategy. After execution, as the market value of the fixed portion of the original portfolio decreases, the market value of the mirror swaps increases by an approximately offsetting amount, and vice versa. The mirror swaps will be settled when the offsetting existing swaps are settled. The following is a summary, by maturity date, of the mark-to-market liability position of the original cross-currency swaps portfolio, the offsetting mirror swaps net asset position, and the net mark-to-market position as of December 31, 2004 (in millions).

Maturity date	Swaps liability	Mirror swaps net asset	Net liability position
2005	$ 465	$(109)	$ 356
2007	64	(4)	60
2008	309	(11)	298
2009	458	—	458

Total	$1,296	$(124)	$1,172

The mirror swaps net asset of $124 million consists of a $129 million asset net of a $5 million liability. Approximately $631 million of the total swaps liability of $1.30 billion as of December 31, 2004 has been fixed by the mirror swaps.

For the mirrored swaps, the company will no longer realize the favorable interest rate differential between the two currencies, and this will result in increased net interest expense in the future. The amount of increased net interest expense will vary based on floating interest rates and foreign exchange rates, and the timing of the company’s settlements. Based on interest rates at December 31, 2004, the increase in net interest expense is estimated to be approximately $20 million on an annual basis.

In accordance with FASB No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” when the cross-currency swaps are settled, the cash flows will be reported within the financing section of the consolidated statement of cash flows. When the mirror swaps are settled, the cash flows will be reported in the operating section of the consolidated statement of cash flows.

Contractual Obligations

As of December 31, 2004, the company has contractual obligations (excluding accounts payable, accrued liabilities, deferred income taxes and contingent liabilities) payable or maturing in the following periods.

(in millions)	Total	Less than one year	One to three years	Three to five years		More than five years
Short-term debt	$ 207	$207	$ —	$ —		$ —
Long-term debt and lease obligations, including current maturities	4,080	154	1,711	1,423	[1]	792
Operating leases	588	135	198	147		108
Other long-term liabilities[2]	1,086	—	275	791		20
Purchase obligations[3]	551	346	138	38		29

Contractual cash obligations	$6,512	$842	$2,322	$2,399		$949

[1]	Includes $1.25 billion 3.6% notes maturing in 2008. The holders of the notes have contingent put rights in 2006, as further discussed in Note 5.

[2]	The primary components of Other Long-Term Liabilities in the company’s consolidated balance sheet are liabilities relating to pension and OPEB plans, cross-currency swaps, foreign currency hedges and litigation. Management projected the timing of the future cash payments based on contractual maturity dates (where applicable), and estimates of the timing of payments (for liabilities with no contractual maturity dates).

As disclosed in Note 9, estimated cash funding relating to the company’s primary pension and OPEB plans in the United States and Puerto Rico totals $122 million in 2005 (and is included in accrued liabilities in the consolidated balance sheet). Because the timing of funding relating to these plans beyond 2005 is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables, pension and OPEB plan cash outflows beyond 2005 (approximately $1.1 billion) have not been included in the table above.

Future cash payments related to cross-currency swaps (the long-term portion) in the table above of $836 million are based on contractual maturity dates. Refer to the discussion above for further information regarding the cross-currency swaps and management’s reassessment of its net investment hedge strategy.

[3]	Includes the company’s significant contractual unconditional purchase obligations. For cancelable agreements, includes any penalty due upon cancellation. These commitments do not exceed the company’s projected requirements and are in the normal course of business. Examples include firm commitments for raw material purchases, utility agreements and service contracts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Off-Balance Sheet Arrangements and Contingencies

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

Synthetic Leases

Certain of the company’s operating leases are commonly referred to as synthetic leases. As discussed in Note 1, upon the company’s adoption of FIN No. 46, three of the lessors (representing the majority of the company’s synthetic leases) were consolidated and therefore, the leased assets and related liabilities are now included in Baxter’s consolidated financial statements. The synthetic leases that were not impacted by FIN No. 46 continue to be accounted for as third-party operating leases.

The synthetic leases include contingent obligations in the form of residual value guarantees. Upon termination or expiration of these leases, at Baxter’s option, Baxter must purchase the leased property, arrange for the sale of the leased property, or renew the lease. If the property is sold for an amount less than the lessor’s investment in the leased property, the company is responsible to pay the lessor the difference between the sales price and an agreed-upon percentage of the amount financed by the lessor. Refer to Note 5 for further information.

Receivable Securitizations

Where economical, the company securitizes an undivided interest in certain pools of receivables. Refer to Note 6 for a description of these arrangements. The securitization arrangements include limited recourse provisions, which are not material to the consolidated financial statements. Neither the buyers of the receivables nor the investors in these transactions have recourse to assets other than the transferred receivables.

A subordinated interest in each securitized portfolio is generally retained by the company. The subordinated interests retained in the transferred receivables are carried as assets in Baxter’s consolidated balance sheet, and totaled $97 million at December 31, 2004. Credit losses on these retained interests have historically been immaterial as a result of the securitized assets needing to meet certain eligibility criteria, as further discussed in Note 6.

Shared Investment Plan

In order to align management and shareholder interests, in 1999 the company sold shares of Baxter stock to senior managers. As part of this shared investment plan, the company has guaranteed repayment of participants’ third-party loans. Baxter’s maximum potential obligation relating to the guarantee was $95 million as of December 31, 2004. Refer to Note 5 for further information.

Potential Additional Purchase Price Payments Relating to Acquisitions

As further discussed in Note 3, the company has contingent liabilities to pay additional purchase price relating to certain business acquisitions. In accordance with GAAP, contingent purchase price payments relating to acquisitions are recorded when the contingencies are resolved. The contingent consideration, if paid, will be recorded as an additional element of the cost of the acquired company or as compensation, as appropriate. Based on management’s projections, any additional payments relating to the achievement of post-acquisition sales or profit levels will be completely funded by the net cash flows relating to such sales or profits.

Joint Development and Commercialization Arrangements

In the normal course of business, Baxter enters into joint development and commercialization arrangements with third parties, sometimes with investees of the company. The arrangements are varied but generally provide that Baxter will receive certain rights to manufacture, market or distribute a specified technology or product under development by the third party, in exchange for payments by Baxter. At December 31, 2004, the unfunded milestone payments under these arrangements totaled less than $150 million, and the majority of them were contingent upon the third parties’ achievement of contractually specified milestones.

Credit Commitments

As also discussed in Note 5, as part of its financing program, the company had commitments to extend credit. The company’s total credit commitment at December 31, 2004 was $139 million, of which $128 million was drawn and outstanding.

Cash Collateral Requirements

Certain specified rating agency downgrades, if they occur in the future, could require the company to post collateral or immediately settle certain financial instruments, or could cause the company to no longer be able to securitize new receivables under certain of its securitization arrangements. Refer to the Credit Ratings section above for further information.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Indemnifications

During the normal course of business, Baxter makes certain indemnities, commitments and guarantees under which the company may be required to make payments related to specific transactions. These include: (i) intellectual property indemnities to customers in connection with the use, sales or license of products and services; (ii) indemnities to customers in connection with losses incurred while performing services on their premises; (iii) indemnities to vendors and service providers pertaining to claims based on negligence or willful misconduct; and (iv) indemnities involving the representations and warranties in certain contracts. In addition, under Baxter’s Restated Certificate of Incorporation, the company is committed to its directors and officers for providing for payments upon the occurrence of certain prescribed events. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that the company could be obligated to make. To help address these risks, the company maintains various insurance coverages. Based on historical experience and evaluation of the agreements, management does not believe that any significant payments related to its indemnifications will result, and therefore the company has not recorded any associated liabilities.

Legal Contingencies

Refer to Note 12 for a discussion of the company’s legal contingencies. Upon resolution of any of these uncertainties, the company may incur charges in excess of presently established liabilities. While such a future charge could have a material adverse effect on the company’s net income or cash flows in the period in which it is recorded or paid, based on the advice of counsel, management believes that the outcome of these actions, individually or in the aggregate, will not have a material adverse effect on the company’s consolidated financial position.

Funding of Pension and OPEB Plans

The company’s funding policy for its defined benefit pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that management may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the company, and other factors. Management expects to fund approximately $100 million to its primary plans in the United States and Puerto Rico in 2005. Management expects that Baxter will have cash outflows of approximately $22 million in 2005 relating to its OPEB plans. With respect to the pension plan covering United States employees, the United States Congress has been considering various changes to the pension plan funding rules, which could affect future required cash contributions. Management’s expected future contributions and benefit payments disclosed in this report are based on current laws and regulations, and do not reflect any potential future legislative changes.

Insurance Coverage

In view of business conditions in the insurance industry, the company’s liability insurance coverage, including product liability insurance, with respect to insured occurrences after April 30, 2003, is significantly less than the coverage available for insured occurrences prior to that date. These reductions in insurance coverage available to the company reflect current trends in the liability insurance area generally, and are not unique to the company. The company will continue to pursue higher coverage levels and lower self-insured retentions in the future, when reasonably available. It is possible that the company’s net income and cash flows could be adversely affected in the future as a result of any losses sustained in the future.

Stock Repurchase Programs

As authorized by the board of directors, from time to time the company repurchases its stock on the open market to optimize its capital structure depending upon its cash flows, net debt level and current market conditions. As of December 31, 2004, $243 million was available under the board of directors’ October 2002 authorization. No open-market repurchases were made in 2004 or 2003. As discussed in Note 6, in 2003 and 2002 the company repurchased its stock from counterparty financial institutions in conjunction with the settlement of its equity forward agreements. In 2004, all of the stock repurchases were from Shared Investment Plan participants in private transactions. Refer to Note 5 for information regarding the Shared Investment Plan. Total stock repurchases (including those associated with the settlement of equity forward agreements and the Shared Investment Plan) were $18 million in 2004, $714 million in 2003, and $1.17 billion in 2002.

FINANCIAL INSTRUMENT MARKET RISK

The company operates on a global basis, and is exposed to the risk that its earnings, cash flows and stockholders’ equity could be adversely impacted by fluctuations in foreign exchange and interest rates. The company’s hedging policy attempts to manage these risks to an acceptable level based on management’s judgment of the appropriate trade-off between risk, opportunity and costs. Refer to Note 6 for further information regarding the company’s financial instruments and hedging strategies.

Currency Risk

The company is primarily exposed to foreign exchange risk with respect to firm commitments, forecasted transactions and net assets denominated in the Euro, Japanese Yen, British Pound and Swiss Franc. The company manages its foreign currency exposures on a

MANAGEMENT’S DISCUSSION AND ANALYSIS

consolidated basis, which allows the company to net exposures and take advantage of any natural offsets. In addition, the company uses derivative and nonderivative financial instruments to further reduce the net exposure to foreign exchange. Gains and losses on the hedging instruments offset losses and gains on the hedged transactions and reduce earnings and stockholders’ equity volatility relating to foreign exchange.

The company uses forward and option contracts to hedge the foreign exchange risk to earnings relating to firm commitments and forecasted transactions denominated in foreign currencies. The company enters into forward agreements to hedge certain intercompany and third party receivables, payables and debt denominated in foreign currencies. The company also hedges certain of its net investments in international affiliates, using a combination of debt denominated in foreign currencies and cross-currency swap agreements.

As part of its risk-management program, the company performs sensitivity analyses to assess potential changes in the fair value of its foreign exchange instruments relating to hypothetical and reasonably possible near-term movements in foreign exchange rates.

Foreign exchange forward and option contracts    A sensitivity analysis of changes in the fair value of foreign exchange forward and option contracts outstanding at December 31, 2004, while not predictive in nature, indicated that if the United States Dollar uniformly fluctuated unfavorably by 10% against all currencies, on a net-of-tax basis, the net liability balance of $63 million with respect to those contracts would increase by $78 million. A similar analysis performed with respect to forward and option contracts outstanding at December 31, 2003 indicated that, on a net-of-tax basis, the net asset balance of $100 million would increase by $139 million.

Cross-currency swap agreements    With respect to the company’s cross-currency swap agreements (including the outstanding mirror swaps), if the United States Dollar uniformly weakened by 10%, on a net-of-tax basis, the net liability balance of $743 million with respect to those contracts outstanding at December 31, 2004 would increase by $119 million. A similar analysis performed with respect to the cross-currency swap agreements outstanding at December 31, 2003 indicated that, on a net-of-tax basis, the net liability balance of $598 million would increase by $261 million. Any increase or decrease in the fair value of cross-currency swap agreements designated as hedges of the net assets of foreign operations relating to changes in spot currency exchange rates is offset by the change in the value of the hedged net assets relating to changes in spot currency exchange rates. With respect to the portion of the cross-currency swap portfolio that is no longer designated as a net investment hedge, but is fixed via the mirror swaps, as discussed above, as the fair value of this fixed portion of the portfolio decreases, the fair value of the mirror swaps increases by an approximately offsetting amount, and vice versa.

The sensitivity analysis model recalculates the fair value of the foreign currency forward, option and cross-currency swap contracts outstanding at December 31 of each year by replacing the actual exchange rates at December 31, 2004 and 2003, respectively, with exchange rates that are 10% unfavorable to the actual exchange rates for each applicable currency. All other factors are held constant. These sensitivity analyses disregard the possibility that currency exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency. The analyses also disregard the offsetting change in value of the underlying hedged transactions and balances.

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

As part of its risk-management program, the company performs sensitivity analyses to assess potential gains and losses in earnings relating to hypothetical movements in interest rates. A 25 basis-point increase in interest rates (approximately 10% of the company’s weighted-average interest rate during 2004) affecting the company’s financial instruments, including debt obligations and related derivatives, would have an immaterial effect on the company’s 2004 and 2003 earnings and on the fair value of the company’s fixed-rate debt as of the end of each fiscal year.

As discussed in Note 6, the fair values of the company’s long-term litigation liabilities and related insurance receivables were computed by discounting the expected cash flows based on currently available information. A 10% movement in the assumed discount rate would have an immaterial effect on the fair values of those assets and liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

With respect to the company’s investments in affiliates, management believes any reasonably possible near-term losses in earnings, cash flows and fair values would not be material to the company’s consolidated financial position.

NEW ACCOUNTING STANDARD

In December 2004, the Financial Accounting Standards Board revised and reissued FASB No. 123, “Share-Based Payment” (FASB No. 123-R), which requires companies to expense the value of employee stock options and similar awards. The new rules become effective July 1, 2005 and provide for one of three transition elections, including prospective application, partial restatement (back to January 1, 2005) and full restatement (back to January 1, 1995). The company plans to adopt the new standard on July 1, 2005 and has not yet decided which transition option the company will use. Management is also in the process of analyzing the other provisions of FASB No. 123-R. The pro forma effect of expensing employee stock options and similar awards under existing rules is presented in Note 1. Management has not yet determined the impact of the new rules on the company’s future consolidated financial statements.

FORWARD-LOOKING INFORMATION

The matters discussed in this Annual Report that are not historical facts include forward-looking statements. These statements are based on the company’s current expectations and involve numerous risks and uncertainties. Some of these risks and uncertainties are factors that affect all international businesses, while some are specific to the company and the health-care arenas in which it operates. Many factors could affect the company’s actual results, causing results to differ, possibly materially, from those expressed in any such forward-looking statements. These factors include, but are not limited to:

•	the company’s ability to realize in a timely manner the anticipated benefits of restructuring initiatives;
•	the effect of economic conditions;
•	the impact of geographic and/or product mix on the company’s sales;
•	actions of regulatory bodies and other government authorities, including the FDA and foreign counterparts that could delay, limit or suspend product sales and distribution;
•	product quality and/or patient safety concerns, leading to product recalls, withdrawals, launch delays or declining sales;
•	product development risks;
•	interest rates;
•	technological advances in the medical field;
•	demand for and market acceptance risks for new and existing products, such as ADVATE (Antihemophilic Factor (Recombinant), Plasma/Albumin-Free Method) rAHF-PFM, and other technologies;
•	the impact of competitive products and pricing, including generic competition, drug reimportation and disruptive technologies;
•	inventory reductions or fluctuations in buying patterns by wholesalers or distributors;
•	foreign currency exchange rates;
•	the availability of acceptable raw materials and component supply;
•	global regulatory, trade and tax policies;
•	regulatory, legal or other developments relating to the company’s A, AF and AX series dialyzers;
•	the ability to obtain adequate insurance coverage at reasonable cost;
•	ability to enforce patents;
•	patents of third parties preventing or restricting the company’s manufacture, sale or use of affected products or technology;
•	reimbursement policies of government agencies and private payers;
•	internal and external factors that could impact commercialization;
•	results of product testing;
•	other factors described elsewhere in this report or in the company’s other filings with the Securities and Exchange Commission.

Currency fluctuations are also a significant variable for global companies, especially fluctuations in local currencies where hedging opportunities are not economic or not available. If the United States Dollar strengthens significantly against foreign currencies, the company’s ability to realize projected growth rates in its sales and net earnings outside the United States, as reported in United States Dollars, could be negatively impacted.

Management believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its knowledge of the company’s business and operations, but there can be no assurance that the actual results or performance of the company will conform to any future results or performance expressed or implied by such forward-looking statements. The company does not undertake any obligation to update any forward-looking statements as a result of new information, future events, changed assumptions or otherwise, and all forward-looking statements speak only as of the time when made.

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation of the company’s consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the company’s financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the company’s consolidated financial statements amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

The independent registered public accounting firm audits the company’s consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and provides an opinion on whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company.

The Board of Directors of the company has an Audit Committee composed of non-management Directors. The committee meets periodically with financial management, the internal auditors and the independent registered public accounting firm to review accounting, control, auditing and financial reporting matters.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The company’s internal control over financial reporting is a process designed under the supervision of the principal executive and financial officers, and effected by the board of directors and management, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Because of its inherent limitations, such as human judgment, errors or mistakes, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We performed an assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2004 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment is to determine whether the company’s internal control over financial reporting was effective as of December 31, 2004.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management is not permitted to conclude that the company’s internal control over financial reporting is effective if there are one or more material weaknesses in internal control over financial reporting. As of December 31, 2004, the company did not maintain effective controls over the accounting for income taxes, including the determination of income taxes payable and deferred income tax assets and liabilities and the related income tax provisions. Specifically, current income taxes payable were not reconciled to expected tax payments due, and the company did not adequately review the difference between the income tax basis and financial reporting basis of assets and liabilities and reconcile the difference to recorded deferred income tax assets and liabilities. This control deficiency results in more than a remote likelihood that a material misstatement of annual or interim financial statements would not be prevented or detected. Further, it resulted in the restatement of the company’s consolidated financial statements for 2003, 2002 and 2001 and of the company’s interim financial statements for the first, second and third quarters of 2004. Accordingly, management determined that this control deficiency constitutes a material weakness. Because of this material weakness, we have concluded that the company did not maintain effective internal control over financial reporting as of December 31, 2004, based on criteria in Internal Control—Integrated Framework.

Our management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in their report, which appears on pages 40 and 41 and which expressed an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of the company’s internal control over financial reporting as of December 31, 2004.

Robert L. Parkinson, Jr. Chairman of the Board and Chief Executive Officer	John J. Greisch Corporate Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Baxter International Inc.:

We have completed an integrated audit of Baxter International Inc.’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders’ equity and comprehensive income present fairly, in all material respects, the financial position of Baxter International Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2003, the company adopted Statement of Financial Accounting Standards (SFAS) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities.”

Internal control over financial reporting

Also, we have audited management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing on page 39, that Baxter International Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the company not maintaining effective controls over the accounting for income taxes including the determination of income taxes payable and deferred income tax assets and liabilities and the related income tax provisions, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment. As of December 31, 2004, the company did not maintain effective controls over the

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

accounting for income taxes including the determination of income taxes payable and deferred income tax assets and liabilities and the related income tax provisions. Specifically, current income taxes payable were not reconciled to expected tax payments due, and the company did not adequately review the difference between the income tax basis and financial reporting basis of assets and liabilities and reconcile the difference to recorded deferred income tax assets and liabilities. This control deficiency results in more than a remote likelihood that a material misstatement of annual or interim financial statements would not be prevented or detected. Further, it resulted in the restatement of the company’s consolidated financial statements for 2003, 2002 and 2001 and of the company’s interim financial statements for the first, second and third quarter of 2004. Accordingly, management determined that this control deficiency constitutes a material weakness. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and our opinion regarding the effectiveness of the company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management’s assessment that Baxter International Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Baxter International Inc. has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP

Chicago, Illinois

March 14, 2005

CONSOLIDATED BALANCE SHEETS

as of December 31 (in millions, except share information)		2004	2003
Current Assets	Cash and equivalents	$ 1,109	$ 925
	Accounts and other current receivables	2,091	1,914
	Inventories	2,135	2,104
	Short-term deferred income taxes	297	140
	Prepaid expenses and other	387	277

	Total current assets	6,019	5,360

Property, Plant and Equipment, Net		4,369	4,592

Other Assets	Goodwill	1,648	1,599
	Other intangible assets	547	611
	Other	1,564	1,545

	Total other assets	3,759	3,755

	Total assets	$14,147	$13,707

Current Liabilities	Short-term debt	$ 207	$ 150
	Current maturities of long-term debt and lease obligations	154	3
	Accounts payable and accrued liabilities	3,531	3,107
	Income taxes payable	394	438

	Total current liabilities	4,286	3,698

Long-Term Debt and Lease Obligations		3,933	4,421

Other Long-Term Liabilities		2,223	2,206

Commitments and Contingencies

Stockholders’ Equity	Common stock, $1 par value, authorized 2,000,000,000 shares, issued 648,414,492 shares in 2004 and 648,574,109 shares in 2003	648	649
	Common stock in treasury, at cost, 30,489,183 shares in 2004 and 37,273,424 shares in 2003	(1,511)	(1,863)
	Additional contributed capital	3,597	3,786
	Retained earnings	2,259	2,230
	Accumulated other comprehensive loss	(1,288)	(1,420)

	Total stockholders’ equity	3,705	3,382

	Total liabilities and stockholders’ equity	$14,147	$13,707

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

years ended December 31 (in millions, except per share data)		2004	2003	2002
Operations	Net sales	$9,509	$8,904	$8,099
	Costs and expenses
	Cost of goods sold	5,594	4,951	4,314
	Marketing and administrative expenses	1,960	1,805	1,566
	Research and development expenses	517	553	501
	In-process R&D (IPR&D) charges	—	—	163
	Restructuring charges	543	337	26
	Impairment charges	289	—	—
	Net interest expense	99	87	51
	Other expense, net	77	42	92

	Total costs and expenses	9,079	7,775	6,713

	Income from continuing operations before income taxes and cumulative effect of accounting changes	430	1,129	1,386
	Income tax expense	47	222	360

	Income from continuing operations before cumulative effect of accounting changes	383	907	1,026
	Income (loss) from discontinued operations, including exit charge in 2002 of $229, net of income tax benefit	5	(24)	(255)

	Income before cumulative effect of accounting changes	388	883	771
	Cumulative effect of accounting changes, net of income tax benefit	—	(17)	—

	Net income	$388	$866	$771

Per Share Data	Earnings per basic common share
	Continuing operations, before cumulative effect of accounting changes	$0.62	$1.51	$1.71
	Discontinued operations	0.01	(0.04)	(0.43)
	Cumulative effect of accounting changes	—	(0.03)	—

	Net income	$0.63	$1.44	$1.28

	Earnings per diluted common share
	Continuing operations, before cumulative effect of accounting changes	$0.62	$1.50	$1.66
	Discontinued operations	0.01	(0.04)	(0.41)
	Cumulative effect of accounting changes	—	(0.03)	—

	Net income	$0.63	$1.43	$1.25

	Weighted average number of common shares outstanding
	Basic	614	599	600
	Diluted	618	606	618

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

years ended December 31 (in millions) (brackets denote cash outflows)		2004	2003	2002
Cash Flows from Operations	Income from continuing operations before cumulative effect of accounting changes	$383	$907	$1,026
	Adjustments
	Depreciation and amortization	601	547	440
	Deferred income taxes	(119)	106	72
	Impairments, special charges and asset dispositions	404	(14)	26
	IPR&D charges	—	—	163
	Restructuring charges	543	337	26
	Other	26	14	40
	Changes in balance sheet items
	Accounts and other current receivables	(188)	24	(261)
	Inventories	28	(148)	(269)
	Accounts payable and accrued liabilities	(235)	(159)	34
	Restructuring payments	(195)	(79)	(2)
	Other	124	(110)	(40)

	Cash flows from continuing operations	1,372	1,425	1,255

	Cash flows from discontinued operations	8	1	(58)

	Cash flows from operations	1,380	1,426	1,197

Cash Flows from Investing Activities	Capital expenditures (including additions to the pool of equipment placed with or leased to customers of $77 in 2004, $113 in 2003 and $118 in 2002)	(558)	(792)	(852)
	Acquisitions (net of cash received) and investments in and advances to affiliates	(20)	(184)	(492)
	Divestitures and other	26	87	34

	Cash flows from investing activities	(552)	(889)	(1,310)

Cash Flows from Financing Activities	Issuances of debt	600	696	2,412
	Redemptions of financing obligations	(627)	(1,477)	(633)
	Increase (decrease) in debt with maturities of three months or less, net	(351)	341	(185)
	Common stock cash dividends	(361)	(346)	(349)
	Proceeds from stock issued under employee benefit plans	181	105	180
	Other issuances of stock	—	644	414
	Purchases of treasury stock	(18)	(714)	(1,169)

	Cash flows from financing activities	(576)	(751)	670

Effect of Foreign Exchange Rate Changes on Cash and Equivalents		(68)	(30)	30

Increase (Decrease) in Cash and Equivalents		184	(244)	587

Cash and Equivalents at Beginning of Year		925	1,169	582

Cash and Equivalents at End of Year		$1,109	$925	$1,169

Supplemental schedule of noncash investing activities
Fair value of assets acquired, net of liabilities assumed		$20	$184	$652
Common stock issued at fair value		—	—	160

Net cash paid		$20	$184	$492

Other supplemental information
Interest paid, net of portion capitalized		$114	$142	$83
Income taxes paid		$173	$130	$312

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	2004		2003		2002
as of and for the years ended December 31 (in millions)	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Beginning of year	649	$ 649	627	$ 627	609	$ 609
Common stock issued	—	—	22	22	15	15
Common stock issued for acquisitions	—	—	—	—	3	3
Other	(1)	(1)	—	—	—	—

End of year	648	648	649	649	627	627

Common Stock in Treasury
Beginning of year	37	(1,863)	27	(1,326)	10	(328)
Purchases of common stock	1	(18)	15	(714)	23	(1,169)
Common stock issued under employee benefit plans	(8)	370	(5)	177	(6)	171

End of year	30	(1,511)	37	(1,863)	27	(1,326)

Additional Contributed Capital
Beginning of year		3,786		3,236		2,828
Common stock issued		—		622		399
Common stock issued for acquisitions		—		—		157
Equity units issued		—		—		(157)
Common stock issued under employee benefit plans		(189)		(72)		9

End of year		3,597		3,786		3,236

Retained Earnings
Beginning of year		2,230		1,740		1,151
Net income		388		866		771
Common stock cash dividends		(359)		(356)		(346)
Change to equity method of accounting for a minority investment		—		(14)		—
Distribution of Edwards Lifesciences Corporation common stock to stockholders		—		(6)		164

End of year		2,259		2,230		1,740

Accumulated Other Comprehensive Loss
Beginning of year		(1,420)		(1,264)		(422)
Other comprehensive income (loss)		132		(156)		(842)

End of year		(1,288)		(1,420)		(1,264)

Total stockholders’ equity		$ 3,705		$ 3,382		$ 3,013

Comprehensive Income (Loss)
Net income		$ 388		$ 866		$ 771

Currency translation adjustments		303		502		167
Unrealized net loss on hedges of net investments in foreign operations, net of tax benefit of $134 in 2004, $232 in 2003, and $223 in 2002		(171)		(384)		(370)
Unrealized net gain (loss) on other hedging activities, net of tax expense (benefit) of $21 in 2004, ($54) in 2003 and ($67) in 2002		47		(106)		(114)
Unrealized net gain (loss) on marketable equity securities, net of tax expense (benefit) of $1 in 2004, $1 in 2003 and ($5) in 2002		1		2		(8)
Additional minimum pension liability, net of tax benefit of $30 in 2004, $86 in 2003 and $287 in 2002		(48)		(170)		(517)

Other comprehensive income (loss)		132		(156)		(842)

Total comprehensive income (loss)		$ 520		$ 710		$ (71)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Baxter International Inc. (Baxter or the company) is a global diversified medical products and services company with expertise in medical devices, pharmaceuticals and biotechnology that assists health-care professionals and their patients with the treatment of complex medical conditions, including hemophilia, immune disorders, infectious diseases, cancer, kidney disease, trauma and other conditions. The company’s products and services are described in Note 13.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Basis of Consolidation

The consolidated financial statements include the accounts of Baxter and its majority-owned subsidiaries, any minority-owned subsidiaries that Baxter controls, and variable interest entities (VIEs) in which Baxter is the primary beneficiary, after elimination of intercompany transactions. A primary beneficiary in a VIE has a controlling financial interest through means other than voting rights. Baxter consolidates certain VIEs (or special-purpose entities) relating to its synthetic leases because of Baxter’s residual value guarantees relating to these leases. Refer to Note 5 and the changes in accounting principles discussion below for further information.

In the first quarter of 2003, a charge of $14 million was recorded directly to retained earnings in conjunction with the change from the cost method to the equity method of accounting for a minority investment in Acambis, Inc. (Acambis). The change in method was due to Baxter’s increase in its common stock ownership of Acambis, which resulted in Baxter having the ability to exercise significant influence over Acambis’ operating and financial policies.

Changes in Accounting Principles

On July 1, 2003, the company adopted Statement of Financial Accounting Standards (FASB) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (FASB No. 150), and Financial Accounting Standards Board Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities” (FIN No. 46), and recorded cumulative effect net-of-tax charges to earnings totaling $17 million.

FASB No. 150

FASB No. 150 requires that certain financial instruments, which previously had been classified as equity, be classified as liabilities. FASB No. 150 applied to the company’s equity forward agreements outstanding on that date. As a result, on July 1, 2003, the company recognized a $571 million liability relating to these agreements (representing the net present value of the redemption amounts on that date), reduced stockholders’ equity by $561 million (representing the value of the underlying shares at the contract inception dates), and recorded the difference of $10 million as a cumulative effect of a change in accounting principle. Other than for the impact of adoption, FASB No. 150 did not have a material impact on the company’s consolidated financial statements. The company settled the equity forward agreements, which are further discussed in Note 6, during the third quarter of 2003.

FIN No. 46

FIN No. 46 defines VIEs and requires that a VIE be consolidated if certain conditions are met. Upon adoption of this new standard, Baxter consolidated three VIEs related to certain leases. The leases principally relate to an office building in California and plasma collection centers in various locations throughout the United States. The consolidation of the VIEs on July 1, 2003 resulted in an increase in property and equipment of $160 million and a net increase in debt and other liabilities of $167 million. The difference of $7 million (net of income tax benefit of $5 million) was recorded as a cumulative effect of a change in accounting principle. Other than for the impact of adoption, FIN No. 46 did not have a material impact on the company’s consolidated financial statements.

In December 2003, the Financial Accounting Standards Board revised and reissued FIN No. 46 (FIN No. 46-R). Baxter adopted FIN No. 46-R on March 31, 2004, and adoption of the revised standard did not have a material impact on the company’s consolidated financial statements.

Revenue Recognition

The company recognizes revenues from product sales and services when earned, as defined by GAAP. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectibility is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. In certain circumstances the company enters into arrangements in which it commits to provide multiple elements to its customers. In these cases, total revenue is allocated among the elements based on the estimated fair values of the individual elements. Fair values are generally determined based on sales of the individual elements to other third parties. Provisions for discounts, rebates to customers, and returns are provided for at the time the related sales are recorded, and are reflected as a reduction of sales.

Stock Compensation Plans

The company measures stock-based compensation cost using the intrinsic value method of accounting. Generally, no expense is recognized for the company’s employee stock option and purchase plans. Expense is recognized relating to restricted stock grants and certain modifications to stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the fair value method, expense would be recognized for the company’s employee stock option and purchase plans. The following table shows net income and earnings per share (EPS) had the company applied the fair value method of accounting for stock-based compensation.

years ended December 31 (in millions, except per share data)	2004	2003	2002
Net income, as reported	$ 388	$ 866	$ 771
Add: Stock-based employee compensation expense included in reported net income, net of tax	13	1	2
Deduct: Total stock-based employee compensation expense determined under the fair value method, net of tax	(96)	(157)	(159)

Pro forma net income	$ 305	$ 710	$ 614

Earnings per basic share
As reported	$0.63	$1.44	$1.28
Pro forma	$0.50	$1.18	$1.03
Earnings per diluted share
As reported	$0.63	$1.43	$1.25
Pro forma	$0.49	$1.18	$1.01

The pro forma compensation expense for stock options and employee stock purchase subscriptions shown above was calculated using the Black-Scholes model. The weighted-average assumptions used in calculating the pro forma expense and the weighted-average fair values of the grants and subscriptions in each year were as follows.

	2004	2003	2002
Employee stock option plans
Dividend yield	2%	2%	2%
Expected volatility	39%	38%	37%
Risk-free interest rate	3.0%	3.4%	4.1%
Expected life (in years)	5.5	6	6
Fair values	$9.82	$9.19	$15.61
Employee stock purchase plans
Dividend yield	2%	2%	2%
Expected volatility	26%	55%	38%
Risk-free interest rate	1.8%	1.2%	1.8%
Expected life (in years)	1	1	1
Fair values	$9.94	$7.83	$12.41

See discussion below regarding the required future adoption of new stock compensation accounting rules.

Foreign Currency Translation

For foreign operations in highly inflationary economies, translation gains and losses are included in other income or expense. For all other foreign operations, currency translation adjustments are included in accumulated other comprehensive income (AOCI), which is a component of stockholders’ equity.

Allowance for Doubtful Accounts

In the normal course of business, the company provides credit to customers in the health-care industry, performs credit evaluations of these customers and maintains reserves for potential credit losses. In determining the amount of the allowance for doubtful accounts, management considers, among other things, historical credit losses, the past due status of receivables, payment history and other customer-specific information. Receivables are written off when management determines they are uncollectible. Credit losses, when realized, have been within the range of management’s allowance for doubtful accounts. The allowance for doubtful accounts was $147 million at December 31, 2004 and $84 million at December 31, 2003. The increase in the allowance in 2004 was primarily due to certain special charges, as discussed in Note 4.

Receivable Securitizations

When the company sells receivables in a securitization arrangement, the historical carrying value of the sold receivables is allocated between the portion sold and the portion retained by Baxter based on their relative fair values. The fair values of the retained interests are estimated based on the present values of expected future cash flows. The difference between the net cash proceeds received and the value of the receivables sold is recognized immediately as a gain or loss. The retained interests are subject to impairment reviews and are classified in current or noncurrent receivables, as appropriate.

Product Warranties

The company provides for the estimated costs relating to product warranties at the time the related revenue is recognized. The cost is determined based upon actual company experience for the same or similar products as well as any other relevant information.

as of and for the years ended December 31 (in millions)	2004	2003
Beginning of year	$53	$53
New warranties and adjustments to existing warranties	27	29
Payments in cash or in kind	(23)	(29)

End of year	$57	$53

Inventories

as of December 31 (in millions)	2004	2003
Raw materials	$ 456	$ 568
Work in process	754	731
Finished products	925	805

Total inventories	$2,135	$2,104

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

replacement costs, and market value for work in process and finished goods is based on net realizable value. The inventory amounts above are stated net of reserves for excess and obsolete inventory, which totaled $142 million at December 31, 2004 and $124 million at December 31, 2003.

Property, Plant and Equipment, Net

as of December 31 (in millions)	2004	2003
Land	$ 173	$ 172
Buildings and leasehold improvements	1,670	1,558
Machinery and equipment	4,792	4,443
Equipment with customers	705	663
Construction in progress	651	955

Total property, plant and equipment, at cost	7,991	7,791
Accumulated depreciation and amortization	(3,622)	(3,199)

Property, plant and equipment, net (PP&E)	$ 4,369	$ 4,592

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from 3 to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes. Depreciation expense was $481 million in 2004, $446 million in 2003 and $360 million in 2002. Repairs and maintenance expense was $193 million in 2004, $182 million in 2003 and $167 million in 2002.

Other Long-Term Assets

as of December 31 (in millions)	2004	2003
Deferred income taxes	$ 865	$ 756
Insurance receivables	66	105
Other long-term receivables	358	400
Investments in affiliates	20	45
Other	255	239

Other long-term assets	$1,564	$1,545

Acquisitions

Acquisitions are accounted for under the purchase method. Results of operations of acquired companies are included in the company’s results of operations as of the respective acquisition dates. The purchase price of each acquisition is allocated to the net assets acquired based on estimates of their fair values at the date of the acquisition. A portion of the purchase price for certain acquisitions is allocated to in-process research and development (IPR&D) and immediately expensed. Any purchase price in excess of these net assets is recorded as goodwill. Contingent purchase price payments are recorded when the contingencies are resolved. The contingent consideration, if paid, is recorded as an additional element of the cost of the acquired company or as compensation, as appropriate.

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

Impairment Reviews

Goodwill

Effective January 1, 2002, goodwill is no longer amortized, but is subject to at least annual impairment reviews, or whenever indicators of impairment exist. An impairment would occur if the carrying amount of a reporting unit exceeds the fair value of that reporting unit. The company’s reporting units are the same as its reportable segments: Medication Delivery, BioScience and Renal. An impairment charge would be recorded for the difference between the carrying value and the present value of estimated future cash flows, which represents the estimated fair value of the reporting unit.

Other Long-Lived Assets

The company reviews the carrying amounts of long-lived assets other than goodwill for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Examples include a significant decrease in market price, significant adverse change in the extent or manner in which an asset is being used, and a significant adverse change in legal or business climate. In evaluating recoverability, management compares the carrying amounts of the assets with the estimated undiscounted future cash flows. In the event impairment exists, an impairment charge would be recorded as the amount by which the carrying amount of the asset exceeds the fair value. Depending on the asset and the availability of information, fair value may be determined by reference to estimated selling values of assets in similar condition, or by using a discounted cash flow model. In addition, the remaining amortization period for the impaired asset would be reassessed and revised if necessary.

Earnings Per Share

The numerator for both basic and diluted EPS is net income. The denominator for basic EPS is the weighted-average number of common shares outstanding during the period. The dilutive effect of outstanding employee stock options, employee stock purchase subscriptions and the purchase contracts in the company’s equity

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

units is reflected in the denominator for diluted EPS using the treasury stock method. Prior to the adoption of FASB No. 150, the dilutive effect of equity forward agreements was reflected in diluted EPS using the reverse treasury stock method. The following is a reconciliation of basic shares to diluted shares.

years ended December 31 (in millions)	2004	2003	2002
Basic	614	599	600

Effect of dilutive securities
Employee stock options	3	1	11
Equity forward agreements	—	5	6
Employee stock purchase subscriptions	1	1	1

Diluted	618	606	618

Accumulated Other Comprehensive Income (AOCI)

Comprehensive income includes all changes in stockholders’ equity that do not arise from transactions with stockholders, and consists of net income, currency translation adjustments (CTA), unrealized gains and losses on certain hedging activities, unrealized gains and losses on unrestricted available-for-sale marketable equity securities and additional minimum pension liabilities. The net-of-tax components of AOCI, a component of stockholders’ equity, were as follows.

as of December 31 (in millions)	2004	2003
CTA	$222	$(81)
Hedges of net investments in foreign operations	(684)	(513)
Other hedging activities	(91)	(138)
Marketable equity securities	—	(1)
Additional minimum pension liabilities	(735)	(687)

Total AOCI	$(1,288)	$(1,420)

Derivatives and Hedging Activities

All derivative instruments subject to FASB No. 133, “Accounting For Derivative Instruments and Hedging Activities” and its amendments are recognized in the consolidated balance sheets at fair value.

For each derivative instrument that is designated and effective as a cash flow hedge, the gain or loss on the derivative is recognized in earnings with the underlying hedged item. Cash flow hedges are principally classified in cost of goods sold, and they primarily relate to intercompany sales denominated in foreign currencies.

For each derivative instrument that is designated and effective as a fair value hedge, the gain or loss on the derivative is recognized immediately to earnings, and offsets the gain or loss on the underlying hedged item. Fair value hedges are classified in net interest expense, as they hedge the interest rate risk associated with certain of the company’s fixed-rate debt.

For each derivative or nonderivative instrument that is designated and effective as a hedge of a net investment in a foreign operation, the gain or loss is recorded in AOCI, with any hedge ineffectiveness recorded immediately in net interest expense. As for CTA, upon sale or liquidation of an investment in a foreign entity, the amount attributable to that entity and accumulated in AOCI would be removed from AOCI and reported as part of the gain or loss in the period during which the sale or liquidation of the investment occurs.

Changes in the fair value of derivative instruments not designated as hedges are reported directly to earnings. Undesignated derivative instruments are recorded in other income or expense or net interest expense. The company does not hold any instruments for trading purposes.

If it is determined that a derivative or nonderivative hedging instrument is no longer highly effective as a hedge, the company discontinues hedge accounting prospectively. If the company removes the designation for cash flow hedges because the hedged forecasted transactions are no longer probable of occurring, any gains or losses are immediately reclassified from AOCI to earnings. Gains or losses relating to terminations of effective cash flow hedges are deferred and recognized consistent with the income or loss recognition of the underlying hedged items.

Derivatives are classified in the consolidated balance sheets in other assets or other liabilities, as applicable, and are classified as short-term or long-term based on the scheduled maturity of the instrument.

Derivatives are principally classified in the operating section of the consolidated statements of cash flows, in the same category as the related consolidated balance sheet account. Cross-currency swap agreements that include a financing element at inception are classified in the financing section of the consolidated statements of cash flows when settled. Cross-currency swap agreements that did not include a financing element at inception are classified in the operating section.

Equity Units

In December 2002, the company issued equity units, which are described in Note 5. The proceeds from the issuance of the equity units were allocated entirely to the senior notes using a relative fair value basis calculation. The issuance costs were allocated on a residual basis, with an amount allocated to the senior notes based on market data (and amortized to the February 2006 put date), and the remainder allocated to the purchase contracts (and charged directly to additional contributed capital on the issuance date).

Cash and Equivalents

Cash and equivalents include cash, certificates of deposit and marketable securities with an original maturity of three months or less.

Shipping and Handling Costs

In general, shipping costs, which are costs incurred to physically move product from Baxter’s premises to the customer’s premises,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

are classified as marketing and administrative expenses. Handling costs, which are costs incurred to store, move and prepare products for shipment, are classified as cost of goods sold. Approximately $214 million in 2004, $213 million in 2003 and $206 million in 2002 of costs were classified in marketing and administrative expenses.

Income Taxes

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based upon enacted tax laws and rates. Deferred tax assets are reduced by a valuation allowance unless it is more likely than not that the assets will be realized.

Reclassifications

Certain reclassifications have been made to conform the 2003 and 2002 consolidated financial statements and notes to the 2004 presentation.

New Accounting Standard

In December 2004, the Financial Accounting Standards Board revised and reissued FASB No. 123, “Share-Based Payment” (FASB No. 123-R), which requires companies to expense the value of employee stock options and similar awards. The new rules become effective July 1, 2005 and provide for one of three transition elections, including prospective application, partial restatement (back to January 1, 2005) and full restatement (back to January 1, 1995). The company plans to adopt the new standard on July 1, 2005 and has not yet decided which transition option the company will use. Management is also in the process of analyzing the other provisions of FASB No. 123-R. The pro forma effect of expensing employee stock options and similar awards under existing rules is presented above. Management has not yet determined the impact of the new rules on the company’s future consolidated financial statements.

NOTE 2

DISCONTINUED OPERATIONS

Divestitures

During the fourth quarter of 2002, the company recorded a $294 million pre-tax charge ($229 million on an after-tax basis) principally associated with management’s decision to divest the majority of the services businesses included in the Renal segment. The Renal segment’s services portfolio consists of Renal Therapy Services (RTS), which operates dialysis clinics in partnership with local physicians in international markets, RMS Disease Management, Inc., a renal-disease management organization, and RMS Lifeline, Inc., a provider of management services to renal access care centers. The charge principally pertained to the majority of RTS, and most of these centers were located in Latin America and Europe. Management’s decision was based on an evaluation of the company’s business strategy and the economic conditions in certain geographic markets. Also included in the pre-tax charge were $16 million of costs associated with exiting the Medication Delivery segment’s offsite pharmacy admixture products and services business.

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

The company’s consolidated statements of income and cash flows reflect the results of operations and cash flows of these businesses as discontinued operations. The assets and liabilities of the discontinued businesses are immaterial to the company’s consolidated balance sheets. Net revenues relating to the discontinued businesses were $24 million in 2004, $171 million in 2003 and $274 million in 2002. During 2004, discontinued operations generated income of $5 million (including a tax benefit of $31 million). The income was principally related to tax and other adjustments, as the company completed divestitures. Discontinued operations generated losses of $24 million in 2003 and $26 million in 2002. These losses were net of income tax benefits of $8 million in 2003 and $10 million in 2002.

During 2003, the company sold RMS Lifeline, Inc., RMS Disease Management, Inc., and the Medication Delivery segment’s offsite pharmacy admixture products and services business. During 2004 and 2003, the company divested the RTS centers.

During 2004 and 2003, $4 million and $9 million, respectively, of the reserve for cash costs was utilized. During 2003, as the final form of certain of the divestitures became known, approximately $8 million of the reserve for cash costs was reversed and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

reported within discontinued operations in the consolidated income statements. The remaining reserve for cash costs of $4 million is expected to be utilized in 2005.

Spin-Off of Edwards Lifesciences Corporation

On March 31, 2000, Baxter stockholders of record on March 29, 2000 received all of the outstanding stock of Edwards Lifesciences Corporation (Edwards), the company’s cardiovascular business, in a tax-free spin-off. The distribution of Edwards stock in 2000 totaled $961 million, and was charged directly to retained earnings. The cardiovascular business in Japan was not legally transferred to Edwards in 2000 due to Japanese regulatory requirements and business culture considerations. In October 2002, Baxter and Edwards consummated an agreement whereby Edwards purchased the Japanese assets from Baxter. The 2002 transaction resulted in a net credit of $164 million directly to retained earnings (reduced by $6 million in 2003 based on the resolution of certain matters), and a net cash inflow of $15 million. These transactions had no impact on the company’s results of operations.

NOTE 3

ACQUISITIONS, INTANGIBLE ASSETS AND IPR&D

Significant Acquisitions

The following is a summary of the company’s significant acquisitions during the three years ended December 31, 2004, along with the allocation of the purchase price. With the exception of IPR&D charges, which are recorded at the corporate level, the results of operations and assets and liabilities, including goodwill, are included in the indicated segments.

(in millions)	ESI	Fusion
Acquisition date	December 2002	May 2002

Purchase price	$334	$161

Segment	Medication Delivery	BioScience
Purchase Price Allocation
Current assets	$ 33	$ 9
PP&E	107	5
IPR&D (expensed at acquisition date)	56	51
Goodwill	82	26
Other assets	78	107

Total assets acquired	356	198

Current liabilities	22	7
Other liabilities	—	30

Total liabilities assumed	22	37

Net assets acquired	$334	$161

In December 2002, the company acquired the majority of the assets of ESI Lederle (ESI), a division of Wyeth. ESI was a leading manufacturer and distributor of injectable drugs used in the United States hospital market, and offered a complete range of sterile injectable manufacturing capabilities, including ampules and vials. ESI primarily manufactured injectable generic drugs, which now leverages Baxter’s injectable expertise, channel strength, manufacturing processes, customer relationships, and research and development. The other intangible assets consist primarily of developed technology, which is being amortized on a straight-line basis over an estimated useful life of 15 years. The goodwill is deductible for tax purposes. The IPR&D charge pertained principally to generic anesthesia and critical care drugs.

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

With respect to the valuation of the Epic IPR&D, material net cash inflows were forecasted to commence between 2003 and 2005, a discount rate of 20% was used, and assumed additional research and development (R&D) expenditures prior to the date of the initial product introduction totaled approximately $16 million. Approximately $8 million in 2004, $6 million in 2003 and $1 million in 2002 (subsequent to the acquisition date) of R&D costs were expensed relating to these projects.

With respect to the valuation of the ESI IPR&D, material net cash inflows were forecasted to commence in 2004, a discount rate of 16% was used, and assumed additional R&D expenditures prior to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the date of the initial product introductions totaled approximately $17 million. Approximately $2 million in 2004 and $3 million in 2003 of R&D costs were expensed relating to these projects.

With respect to the valuation of the Fusion IPR&D, material net cash inflows were forecasted to commence between 2003 and 2004, a discount rate of 28% was used, and assumed additional R&D expenditures prior to the date of the initial product introduction totaled $3 million. Approximately $2 million in 2004, $1 million in 2003 and $2 million in 2002 (subsequent to the acquisition date) of R&D costs were expensed relating to this project.

In conjunction with the company’s restructuring programs and management’s R&D prioritization decisions, certain of the R&D projects acquired in these recent acquisitions have been terminated. The in-process values assigned at the acquisition date to ESI projects that were subsequently terminated totaled $8 million. Other projects have been delayed, or the related spending has been reduced and the timetables extended, as compared to the original projections. The cash inflow projections made at acquisition date for ongoing R&D projects acquired through the Epic, ESI and Fusion acquisitions have either been delayed, or the actual inflows are less than originally projected partially as a result of the company’s recent restructuring and prioritization actions.

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

Autros

With respect to the January 2002 $24 million acquisition of the majority of the assets of Autros Healthcare Solutions Inc. (Autros), a developer of automated patient information and medication management systems, the company could make additional purchase price payments of up to $26 million, primarily based on the sales and profits generated from existing and future products through early 2006. As of December 31, 2004, no additional purchase price payments have been made relating to the assets acquired from Autros, which are included in the Medication Delivery segment.

Elanex

With respect to the October 2001 $38 million acquisition of certain assets from Elanex Pharma Group (Elanex) relating to the proprietary recombinant erythropoietin therapeutic for treating anemia in dialysis patients, the purchase agreement provided that Baxter could make additional payments of up to $40 million, contingent on the receipt of specified regulatory approvals of the product under development, and payments of up to $180 million, contingent on the achievement of specified sales levels in the future relating to the product under development. As discussed in Note 4, during 2004 management decided to no longer fund this R&D project beyond the currently ongoing clinical trials. Therefore, no additional purchase price payments are anticipated at this time.

Goodwill

The following is a summary of the activity in goodwill by business segment.

(in millions)	Medication Delivery	BioScience	Renal	Total
Balance at December 31, 2002	$785	$517	$143	$1,445
ESI	27	—	—	27
Alpha	—	34	—	34
Other	48	20	25	93

Balance at December 31, 2003	860	571	168	1,599
Other	35	12	2	49

Balance at December 31, 2004	$895	$583	$170	$1,648

The increase in ESI goodwill in 2003 primarily related to an additional purchase price payment which was contractually due based on the finalization of the acquisition-date balance sheet. The Alpha goodwill in 2003 pertains to the October 2003 $71 million acquisition of certain assets from Alpha Therapeutic Corporation.

The Other category in the table above principally relates to foreign currency fluctuations. It also includes goodwill relating to individually insignificant acquisitions, and certain immaterial impairments of goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Intangible Assets

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are not material to the company. The following is a summary of the company’s intangible assets subject to amortization.

(in millons, except amortization period data)	Developed technology, including patents	Manufacturing, distribution and other contracts	Other	Total
December 31, 2004
Gross intangible assets	$804	$28	$80	$912
Accumulated amortization	333	14	25	372

Net intangible assets	$471	$14	$55	$540

Weighted-average amortization period (in years)	14	8	20	15

December 31, 2003
Gross intangible assets	$802	$39	$74	$915
Accumulated amortization	279	14	18	311

Net intangible assets	$523	$25	$56	$604

Weighted-average amortization period (in years)	15	9	20	15

The amortization expense for these intangible assets was $63 million in 2004, $53 million in 2003 and $41 million in 2002. At December 31, 2004, the anticipated annual amortization expense for these intangible assets is $55 million in 2005, $54 million in 2006, $45 million in 2007, $40 million in 2008, and $39 million in 2009. The expected decline in amortization from 2004 to 2005 is primarily due to the asset impairment charges recorded in 2004.

NOTE 4

SPECIAL CHARGES

Restructuring Charges

The company recorded restructuring charges totaling $543 million in 2004, $337 million in 2003 and $26 million in 2002. The net-of-tax impact of the charges was $394 million ($0.64 per diluted share) in 2004, $202 million ($0.33 per diluted share) in 2003 and $15 million ($0.02 per diluted share) in 2002. The following is a summary of these charges.

2004 Restructuring Charge

During the second quarter of 2004, the company recorded a $543 million restructuring charge principally associated with management’s decision to implement actions to reduce the company’s overall cost structure and to drive sustainable improvements in financial performance. The charge is primarily for severance and costs associated with the closing of facilities and the exiting of contracts.

These actions include the elimination of over 4,000 positions, or 8% of the global workforce, as management reorganizes and streamlines the company. Approximately 50% of the positions being eliminated are in the United States. Approximately three quarters of the estimated savings impact general and administrative expenses, with the remainder primarily impacting cost of sales. The eliminations impact all three of the company’s segments, along with the corporate headquarters and functions. Baxter is also further reducing plasma production, closing additional plasma collection centers, and exiting certain other facilities and activities.

Included in the 2004 charge was $196 million relating to asset impairments, almost all of which was to write down PP&E, based on market data for the assets. Also included in the 2004 charge was $347 million for cash costs, principally pertaining to severance and other employee-related costs. Approximately 60% of the targeted positions have been eliminated as of December 31, 2004.

2003 Restructuring Charge

During the second quarter of 2003, the company recorded a $337 million restructuring charge principally associated with management’s decision to close certain facilities and reduce headcount on a global basis. Management undertook these actions in order to position the company more competitively and to enhance profitability. The company closed 26 plasma collection centers in the United States, as well as a plasma fractionation facility located in Rochester, Michigan. In addition, the company consolidated and integrated several facilities, including facilities in Maryland; Frankfurt, Germany; Issoire, France; and Mirandola, Italy. Management discontinued Baxter’s recombinant hemoglobin protein program because it did not meet expected clinical milestones. Also included in the charge were costs related to other reductions in the company’s workforce.

Included in the 2003 charge was $128 million relating to asset impairments, principally to write down PP&E, goodwill and other intangible assets. The impairment loss relating to the PP&E was based on market data for the assets. The impairment loss relating to goodwill and other intangible assets was based on management’s assessment of the value of the related businesses. Also included in the 2003 charge was $209 million for cash costs, principally pertaining to severance and other employee-related costs associated with the elimination of approximately 3,200 positions worldwide. Virtually all of the targeted positions have been eliminated as of December 31, 2004, and the program is substantially complete, except for remaining severance and other cash payments to be made in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restructuring Reserves

The following summarizes activity in the company’s restructuring reserves through December 31, 2004.

(in millions)	Employee- related costs	Contractual and other costs	Total
2003 Restructuring Charge
Charge	$160	$ 49	$209
Utilization	(63)	(6)	(69)

Reserve at December 31, 2003	97	43	140
Utilization	(74)	(17)	(91)

Reserve at December 31, 2004	$ 23	$ 26	$ 49

2004 Restructuring Charge
Charge	$212	$135	$347
Utilization	(60)	(32)	(92)

Reserve at December 31, 2004	$152	$103	$255

With respect to the 2003 restructuring charge, the majority of the severance and other costs are expected to be paid in early 2005. With respect to the 2004 restructuring charge, approximately $150 million is expected to be paid in 2005, and the remainder in 2006.

2002 R&D Prioritization Charge

During the fourth quarter of 2002, the company recorded a charge of $26 million to prioritize the company’s investments in certain of the company’s R&D programs across the three segments. This charge resulted from management’s comprehensive assessment of the company’s R&D pipeline with the goal of having a focused and balanced strategic portfolio, which maximizes the company’s resources and generates the most significant return on the company’s investment. The charge included $14 million for cash costs, primarily relating to employee severance, and $12 million of asset impairment charges, to write down certain PP&E and other assets. Approximately 150 R&D positions were eliminated. Cash payments totaled $1 million in 2004, $10 million in 2003 and $2 million in 2002. Management expects that the reserve will be fully utilized, with the remaining reserve pertaining to certain lease payments, which continue through early 2005.

Impairment Charges

The company recorded a $289 million charge in the fourth quarter of 2004 relating to the following asset impairments. The net-of-tax impact was $245 million ($0.40 per diluted share).

PreFluCel Influenza Vaccine

In December 2004, the company suspended enrollment in the Phase II/III clinical study in Europe of its PreFluCel influenza vaccine, due to a higher than expected rate of mild fever and associated symptoms in the clinical trial participants. As a result of the expected delays in launching this product, management performed an impairment review of the assets in this program, and recorded a $197 million impairment charge.

Erythropoietin (EPOMAX)

In December 2004, management decided not to fund, beyond the currently ongoing clinical trials, further development of technology acquired in 2001 for the development of a recombinant erythropoietin drug (EPOMAX) for the treatment of anemia. Due to the resulting uncertainty of successful commercialization of this product, management performed an impairment review of the intangible and fixed assets in this program, and recorded a $42 million impairment charge.

Thousand Oaks Suite D

As a result of manufacturing process improvements at the company’s Neuchâtel, Switzerland facility, and the existing manufacturing capacity available at Thousand Oaks, California, where the company’s RECOMBINATE Antihemophilic Factor (rAHF) product is produced, in December 2004 management decided that the additional capacity of the “Suite D” facility at Thousand Oaks is not needed. Therefore, management has decided to keep Suite D fully decommissioned for the foreseeable future. As a result of this decision, management performed an impairment review of the Suite D manufacturing assets, and recorded a $50 million impairment charge.

With respect to these charges, the impairment losses relating to the PP&E were based on market data for the assets.

Other Special Charges

The company recorded other special charges totaling $115 million in the second quarter of 2004. The net-of-tax impact was $20 million ($0.03 per diluted share). By line item, cost of goods sold increased $45 million, marketing and administrative expenses increased $55 million, other expense increased $15 million, and income tax expense decreased $95 million.

Accounts and Other Receivable Reserves

The company established a reserve due to the uncertain collectibility of a loan from Cerus Corporation (Cerus). Baxter owns approximately 1% of the common stock of Cerus. This reserve was determined based on Cerus’ current financial position at the time of the charge (in February 2005, Cerus and the company settled the loan in an amount approximating the company’s reserved receivable). Also, based on the lengthening age of accounts receivables and more current market data in certain markets, the company increased the allowance for doubtful accounts. In addition, certain Shared Investment Plan participants defaulted on their loans, which were due and payable in May 2004, requiring the company to make payments to the bank under its guarantee arrangement. Refer to Note 5 for further information regarding the Shared Investment Plan. While the company has not forgiven any of these loans and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

is pursuing repayment of the defaulted amounts, a reserve was recorded for potential losses, representing the amount that the company paid to the bank under the loan guarantee as a result of the defaulted loans. These adjustments, which were recorded in marketing and administrative expenses, totaled $55 million.

Inventories

Based upon second quarter 2004 restructuring decisions in the BioScience segment, which will reduce inventory production in an effort to focus on more profitable sales in the plasma market, the company expects that future sales in this market will be less than previously expected. As a result, the company increased inventory reserves (a charge to cost of goods sold) by $28 million.

Hedges

As discussed in Note 6, the company uses forward contracts to hedge the risk to earnings relating to anticipated intercompany sales denominated in foreign currencies (cash flow hedges). Based on a second quarter 2004 analysis, intercompany sales from the United States to Europe (denominated in Euros) are expected to be lower than originally projected. In particular, due to the strong European sales launch of ADVATE (Antihemophilic Factor (Recombinant), Plasma/Albumin-Free Method) rAHF-PFM, the company’s advanced recombinant therapy (which is manufactured in Europe), the second quarter 2004 forecasts of intercompany sales of RECOMBINATE Antihemophilic Factor (rAHF) from the United States into Europe were reduced. Because it was probable that these originally forecasted sales would no longer occur, the related deferred hedge loss was recorded as a $17 million charge to cost of goods sold.

Pathogen Inactivation Program Assets

As a result of lower than expected sales from the company’s Pathogen Inactivation programs, strategic decisions announced in the second quarter of 2004 by Cerus, along with an assessment of future market potential for these products, the company performed an impairment review of its fixed assets in this program and recorded a $15 million impairment charge, which was classified as other expense.

Income Taxes

The income tax benefit relating to the above-mentioned charges totaled $40 million. In addition, as a result of the completion of tax audits in the second quarter of 2004, $55 million of reserves for matters previously under review were reversed into income in the quarter.

NOTE 5

DEBT, CREDIT FACILITIES, AND COMMITMENTS AND CONTINGENCIES

Debt Outstanding

as of December 31 (in millions)	Effective interest rate	[1]	2004	[2]	2003	[2]
Commercial paper	1.4%		$ —		$ 351
Variable-rate loan due 2005	0.6%		153		148
5.75% notes due 2006	5.9%		884		824
Variable-rate loan due 2007	0.7%		111		107
7.125% notes due 2007	7.2%		55		55
1.02% notes due 2007	1.0%		134		130
5.25% notes due 2007	5.6%		498		501
Variable-rate loan due 2008	2.2%		40		41
7.25% notes due 2008	7.3%		29		29
9.5% notes due 2008	9.5%		81		82
3.6% notes due 2008	4.0%		1,250		1,250
4.625% notes due 2015	4.8%		588		580
6.625% debentures due 2028	6.8%		158		174
Other			106		152

Total debt and capital lease obligations			4,087		4,424
Current portion			(154)		(3)

Long-term portion			$3,933		$4,421

[1]	Excludes the effect of related interest rate swaps, as applicable.
[2]	Book values include discounts, premiums and adjustments related to hedging instruments, as applicable.

In addition, as further discussed below, the company has short-term debt totaling $207 million at December 31, 2004 and $150 million at December 31, 2003.

Equity Units

In December 2002, the company issued equity units for $1.25 billion in an underwritten public offering. Each equity unit consists of senior notes ($1.25 billion in total) that mature in February 2008 and a purchase contract. The purchase contracts obligate the holders to purchase between 35.0 and 43.4 million shares (based upon a specified exchange ratio) of Baxter common stock in February 2006 for $1.25 billion. Prior to the February 2006 purchase date, the purchase contracts will not have a dilutive effect on diluted EPS except when the market price of Baxter stock exceeds $35.69.

Baxter is making quarterly interest payments to the holders of the notes initially at an annual rate of 3.6% and quarterly purchase contract payments to the holders of the purchase contracts at a rate of 3.4% per year.

Between November 2005 and February 2006, the notes will be remarketed and the interest rate will be reset. If the notes are not remarketed by February 16, 2006, the holders will have the right to put the notes to Baxter. If the notes are put to Baxter, Baxter would likely use the $1.25 billion proceeds received from the settlement of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the purchase contracts to satisfy the $1.25 billion principal plus accrued interest obligation to the note holders. If the notes are remarketed, as is expected, the company may use the proceeds from the settlement of the purchase contracts to pay down existing debt, fund pension plans, make acquisitions, and/or for other general corporate purposes.

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

Other Significant Debt Issuances and Redemptions

In March 2003, the company issued $600 million of term debt, which matures in March 2015 and bears a 4.625% coupon rate. In April 2002, the company issued $500 million of term debt, which matures in May 2007 and bears a 5.25% coupon rate. In May 2001, the company issued $800 million of convertible debentures, which bore a 1.25% coupon rate. Substantially all of these debentures were put to the company by the holders in June 2003. The net proceeds of the debt issuances were used to fund acquisitions, settle certain equity forward agreements (as further discussed in Note 6), retire existing debt, fund capital expenditures and for general corporate purposes.

Future Minimum Lease Payments and Debt Maturities

as of and for the years ended December 31 (in millions)	Operating leases	[1]	Debt maturities and capital leases
2005	$135		$ 154
2006	105		903
2007	93		808
2008	80		1,416	[2]
2009	67		7
Thereafter	108		792

Total obligations and commitments	588		4,080
Interest on capital leases, discounts and premiums, and adjustments relating to hedging instruments			7

Total long-term debt and lease obligations			$4,087

[1]	Excludes discontinued operations.
[2]	Includes $1.25 billion 3.6% notes maturing in 2008. As discussed above, holders of the notes have contingent put rights in 2006.

Credit Facilities

The company maintains two primary revolving credit facilities, which totaled $1.44 billion at December 31, 2004. One of the facilities totals $640 million and matures in October 2007, and the other facility totals $800 million and matures in September 2009. The facilities enable the company to borrow funds in United States Dollars, Euros or Swiss Francs on an unsecured basis at variable interest rates and contain various covenants, including a maximum net-debt-to-capital ratio and a minimum interest coverage ratio. There were no borrowings outstanding under the company’s primary credit facilities at December 31, 2004 or 2003, and the company was in compliance with all covenants at both balance sheet dates. Baxter also maintains other credit arrangements, which totaled $609 million at December 31, 2004 and $1.08 billion at December 31, 2003. Borrowings outstanding under these facilities totaled $207 million at December 31, 2004 and $150 million at December 31, 2003.

Commercial paper and short-term debt totaling $391 million at December 31, 2003 have been classified with long-term debt as they were supported by the long-term credit facilities.

Cash Collateral Requirements

As discussed further in Note 6, the company uses foreign currency and interest-rate derivative instruments for hedging purposes. For risk-management purposes, certain of the company’s counterparty financial institutions require that collateral could be required to be posted or that the arrangement could be terminated under specified circumstances. The terms of the arrangements vary, but generally, the collateral or termination trigger is dependent upon the mark-to-market liability (if any) with the financial institution and the company’s credit ratings. No early termination clauses were triggered during the three-year period ended December 31, 2004, and no collateral was posted pursuant to these arrangements at December 31, 2004.

Leases

The company leases certain facilities and equipment under capital and operating leases expiring at various dates. The leases generally provide for the company to pay taxes, maintenance, insurance and certain other operating costs of the leased property. Most of the operating leases contain renewal options. Operating lease rent expense was $149 million in 2004, $152 million in 2003 and $138 million in 2002.

Synthetic Leases

Certain of the company’s operating leases are commonly referred to as synthetic leases. An unrelated third party funded the costs of acquisition or construction of property and leased the property to Baxter. The third party maintains a specified percentage of equity throughout the term of the lease. Baxter has entered into these arrangements where economical and consistent with the company’s business strategy, principally relating to an office building in California and plasma collection centers in various locations throughout the United States. No Baxter employee or member of the board of directors has any financial interest with regard to these synthetic lease arrangements or with the VIEs (also referred to as special-purpose entities) used in certain of these arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Prior to the adoption of FIN No. 46, all of the company’s synthetic leases were considered operating leases for accounting purposes and none of the special-purpose entities were consolidated. As discussed in Note 1, effective July 1, 2003 the company adopted FIN No. 46 and was required to consolidate certain of the synthetic lease entities.

The synthetic leases (whether or not consolidated) have contingent obligations in the form of residual value guarantees. Upon termination or expiration of these leases, at Baxter’s option, the company must purchase the leased property, arrange for the sale of the leased property, or renew the lease. If the property is sold for an amount less than the lessor’s investment in the leased property, the company is required to pay the lessor the difference between the sales price and an agreed-upon percentage of the amount financed by the lessor. The residual value guarantees relating to entities not consolidated pursuant to FIN No. 46 totaled $35 million at December 31, 2004. Of this amount, approximately $10 million is related to the Thousand Oaks Suite D facility, and was reserved in conjunction with the fourth quarter 2004 impairment charges (as further discussed in Note 4). The remainder of the guaranteed amount is not included as future minimum lease payments in the table above as management believes the fair values of the properties equal or exceed the lessor’s investments in the leased properties at December 31, 2004. One of the agreements requires that the company collateralize the outstanding lease balance in December 2007. The potential cash collateral obligation, which is not included in the minimum lease payments above, totals less than $10 million. The lease agreements contain certain covenants, including a minimum interest coverage ratio, and Baxter was in compliance with all covenants at December 31, 2004.

Other Commitments and Contingencies

Shared Investment Plan

In order to align management and shareholder interests, in 1999 the company sold 6.1 million shares of the company’s stock to 142 of Baxter’s senior managers for $198 million in cash. The participants used five-year full-recourse personal bank loans to purchase the stock at the May 3, 1999 closing price of $31.81. Baxter guaranteed repayment to the banks in the event a participant in the plan defaulted on his or her obligations, which were due on May 6, 2004.

In May 2003, management announced that, in order to continue to align management and shareholder interests and to balance both the short- and long-term needs of Baxter, the board of directors authorized the company to provide a new three-year guarantee at the May 6, 2004 loan due date for the non-executive officer employees who remain in the plan, should they elect to extend their loans. The amount under the company’s loan guarantee at December 31, 2004 relating to the 70 eligible employees who extended their loans was $95 million. In accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (which was effective for guarantees issued or modified after December 31, 2002), the company recorded a $5 million liability for the fair value of these guarantees. As with the guarantee issued in 1999, the company may take actions relating to participants and their assets to obtain full reimbursement for any amounts the company pays to the banks pursuant to the loan guarantee.

With respect to the participants who were either not eligible or did not elect to extend their loans on the May 6, 2004 due date, the majority paid their principal and interest obligations in full, and the company structured new repayment schedules with certain participants.

Joint Development and Commercialization Arrangements

In the normal course of business, Baxter enters into joint development and commercialization arrangements with third parties, sometimes with investees of the company. The arrangements are varied but generally provide that Baxter will receive certain rights to manufacture, market or distribute a specified technology or product under development by the third party, in exchange for payments by Baxter. At December 31, 2004, the unfunded milestone payments under these arrangements totaled less than $150 million, and the majority of them were contingent upon the third parties’ achievement of contractually specified milestones.

Credit Commitments

As part of its financing program, the company had commitments to extend credit. The company’s total credit commitment was $139 million at December 31, 2004 and $144 million at December 31, 2003, of which $128 million was drawn and outstanding at December 31, 2004 and $129 million was drawn and outstanding at December 31, 2003.

Receivable Securitizations

Refer to Note 6 for a discussion of limited recourse provisions related to the company’s receivable securitization arrangements.

Potential Additional Purchase Price Payments Relating to Acquisitions

Refer to Note 3 for a discussion of contingent purchase price payments relating to acquisitions.

Indemnifications

During the normal course of business, Baxter makes certain indemnities, commitments and guarantees under which the company may be required to make payments related to specific transactions. These include: (i) intellectual property indemnities to customers in connection with the use, sales or license of products and services; (ii) indemnities to customers in connection with losses incurred while performing services on their premises; (iii) indemnities to vendors and service providers pertaining to claims based on negligence or willful misconduct; and (iv) indemnities involving the representations and warranties in certain contracts. In addition, under Baxter’s

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restated Certificate of Incorporation, the company is committed to its directors and officers for providing for payments upon the occurrence of certain prescribed events. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that the company could be obligated to make. To help address these risks, the company maintains various insurance coverages. Based on historical experience and evaluation of the agreements, management does not believe that any significant payments related to its indemnifications will result, and therefore the company has not recorded any associated liabilities.

Legal Contingencies

Refer to Note 12 for a discussion of the company’s legal contingencies.

NOTE 6

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Receivable Securitizations

Where economical, the company has entered into agreements with various financial institutions in which undivided interests in certain pools of receivables are sold. The securitized receivables principally consist of hardware lease receivables originated in the United States, and trade receivables originated in Europe and Japan. The securitization programs require that the underlying receivables meet certain eligibility criteria, including concentration and aging limits.

The company continues to service the receivables. Servicing assets or liabilities are not recognized because the company receives adequate compensation to service the sold receivables.

The securitization arrangements include limited recourse provisions, which are not material. Neither the buyers of the receivables nor the investors in these transactions have recourse to assets other than the transferred receivables.

A subordinated interest in each securitized portfolio is generally retained by the company. The amount of the retained interests and the costs of certain of the securitization arrangements vary with the company’s credit rating and other factors. Under one of the agreements the company is required to maintain compliance with various covenants, including a maximum net-debt-to-capital ratio and a minimum interest coverage ratio. The company was in compliance with all covenants at December 31, 2004. Another arrangement requires that the company post cash collateral in the event of a specified unfavorable change in credit rating. The maximum potential cash collateral, which was not required as of December 31, 2004, totals less than $20 million. In addition, in the event of certain specified downgrades (Baa3 or BBB-, depending on the rating agency), the company would no longer be able to securitize new receivables under certain of its securitization arrangements. However, any downgrade of credit ratings would not impact previously securitized receivables.

The fair values of the retained interests are estimated taking into consideration both historical experience and current projections with respect to the transferred assets’ future credit losses. The key assumptions used when estimating the fair values of the retained interests include the discount rate (which generally averages approximately 4%), the expected weighted-average life (which averages approximately 5 years for lease receivables and 5 to 7 months for trade receivables) and anticipated credit losses (which are expected to be immaterial as a result of meeting the eligibility criteria mentioned above). The subordinated interests retained in the transferred receivables are carried in Baxter’s consolidated balance sheets, and totaled $97 million at December 31, 2004 and $70 million at December 31, 2003. An immediate 10% and 20% adverse change in these assumptions would reduce the fair value of the retained interests at December 31, 2004 by approximately $1 million and $2 million, respectively. These sensitivity analyses are hypothetical and should be used with caution. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in each assumption to the change in fair value may not be linear.

As detailed below, the securitization arrangements resulted in a net cash outflow of $162 million in 2004, had no impact on net cash flows in 2003, and resulted in a net cash inflow of $57 million in 2002. A summary of the securitization activity is as follows.

as of and for the years ended December 31 (in millions)	2004	2003	2002
Sold receivables at beginning of year	$742	$721	$683
Proceeds from sales of receivables	1,395	1,712	2,152
Cash collections (remitted to the owners of the receivables)	(1,557)	(1,712)	(2,095)
Foreign exchange	14	21	(19)

Sold receivables at end of year	$594	$742	$721

Credit losses, net of recoveries, relating to the retained interests, cash flows received on retained interests and the net gains relating to the sales of receivables were immaterial for each year.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency and Interest Rate Risk Management

The company operates on a global basis, and is exposed to the risk that its earnings, cash flows and stockholders’ equity could be adversely impacted by foreign exchange and movements in interest rates. The company’s hedging policy manages these risks based on management’s judgment of the appropriate trade-off between risk, opportunity and costs.

The company is primarily exposed to foreign currency risk related to firm commitments, forecasted transactions and net assets denominated in the Euro, Japanese Yen, British Pound and Swiss Franc. The company manages its foreign currency exposures on a consolidated basis, which allows the company to net exposures and take advantage of any natural offsets. In addition, the company uses derivative and nonderivative instruments to further reduce the exposure to foreign exchange. Gains and losses on the hedging instruments offset losses and gains on the hedged transactions to reduce the earnings and stockholders’ equity volatility resulting from foreign exchange.

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

Cash Flow Hedges

The company uses forward and option contracts to hedge the foreign exchange risk to earnings relating to firm commitments and forecasted transactions denominated in foreign currencies. The company periodically uses forward-starting interest rate swaps and treasury rate locks to hedge the risk to earnings associated with movements in interest rates relating to anticipated issuances of debt. Certain other firm commitments and forecasted transactions are also periodically hedged with forward and option contracts.

The following table summarizes net-of-tax activity in AOCI, a component of stockholders’ equity, related to the company’s cash flow hedges.

as of and for the years ended December 31 (in millions)	2004	2003	2002
AOCI (loss) balance at beginning of year	$(138)	$(32)	$82
Net loss in fair value of derivatives during the year	(47)	(152)	(10)
Net loss (gain) reclassified to earnings during the year	94	46	(104)

AOCI (loss) balance at end of year	$(91)	$(138)	$(32)

As of December 31, 2004, $52 million of deferred net after-tax losses on derivative instruments included in AOCI are expected to be recognized in earnings during the next twelve months, coinciding with when the hedged items are expected to impact earnings.

During the three years ended December 31, 2004, certain foreign currency derivatives were no longer classified as hedges and were discontinued primarily due to changes in the company’s anticipated net exposures. This was partially as a result of changes to intercompany product flow forecasts, as well as recent business acquisitions and divestitures, whereby the company gained natural offsets to previously existing currency exposures. In total, the net-of-tax amounts reclassified to earnings relating to discontinued hedges, which are included in the table above, was a $10 million loss in 2004 (refer to description in Note 4) and a $24 million gain in 2002. The discontinued hedges were not significant in 2003.

The maximum term over which the company has cash flow hedges in place as of December 31, 2004 is three years.

Fair Value Hedges

The company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. These instruments hedge the company’s earnings from fluctuations in interest rates. No portion of the change in fair value of the company’s fair value hedges was ineffective or excluded from the assessment of hedge effectiveness during the three years ended December 31, 2004.

Hedges of Net Investments in Foreign Operations

The company has historically hedged the net assets of certain of its foreign operations through a combination of foreign currency denominated debt and cross-currency swaps. The swaps have served as effective hedges for accounting purposes and have reduced volatility in the company’s stockholders’ equity balance and net-debt-to-capital ratio. Any increase or decrease in the fair value of the swaps relating to changes in spot foreign exchange rates is offset by the change in value of the hedged net assets of the foreign operations relating to changes in spot foreign exchange rates. The net after-tax losses related to derivative and nonderivative net investment hedge instruments recorded in AOCI totaled $171 million in 2004, $384 million in 2003 and $370 million in 2002.

Because the United States Dollar has weakened relative to the hedged currency, the hedged net assets have increased in value over time, while the cross-currency swaps have decreased in value over time. At December 31, 2004, as presented in the following table, the company had a pre-tax net liability of $1.17 billion relating to cross-currency swap agreements. Of this total, $356 million was short-term, and $816 million was long-term.

Management reevaluated its net investment hedge strategy in the fourth quarter of 2004 and decided to reduce the use of these

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

instruments as a risk-management tool. Management intends to settle the swaps that mature in 2005 using cash flows from operations.

In addition, in order to reduce financial risk and uncertainty through the maturity (or cash settlement) dates of the cross-currency swaps, the company executed offsetting or mirror cross-currency swaps relating to approximately 58% of the existing portfolio. As of the date of execution, these mirror swaps effectively fixed the net amount that the company will ultimately pay to settle the cross-currency swap agreements subject to this strategy. After execution, as the market value of the fixed portion of the original portfolio decreases, the market value of the mirror swaps increases by an approximately offsetting amount, and vice versa. The mirror swaps will be settled when the offsetting existing swaps are settled. The following is a summary, by maturity date, of the mark-to-market liability position of the original cross-currency swaps portfolio, the offsetting mirror swaps net asset position, and the net mark-to-market position as of December 31, 2004 (in millions).

Maturity date	Swaps liability	Mirror swaps net asset	Net liability position
2005	$ 465	$(109)	$ 356
2007	64	(4)	60
2008	309	(11)	298
2009	458	—	458

Total	$1,296	$(124)	$1,172

The mirror swaps net asset of $124 million consists of a $129 million asset net of a $5 million liability. Approximately $631 million of the total swaps liability of $1.30 billion as of December 31, 2004 has been fixed by the mirror swaps.

For the mirrored swaps, the company will no longer realize the favorable interest rate differential between the two currencies, and this will result in increased net interest expense in the future. The amount of increased net interest expense will vary based on floating interest rates and foreign exchange rates, and the timing of the company’s settlements. Based on interest rates at December 31, 2004, the increase in net interest expense is estimated to be approximately $20 million on an annual basis.

In accordance with FASB No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” when the cross-currency swaps are settled, the cash flows will be reported within the financing section of the consolidated statement of cash flows. When the mirror swaps are settled, the cash flows will be reported in the operating section of the consolidated statement of cash flows.

Other Foreign Currency Hedges

The company uses forward contracts to hedge earnings from the effects of foreign exchange relating to certain of the company’s intercompany and third-party receivables and payables denominated in a foreign currency. These derivative instruments are not formally designated as hedges, and the change in fair value of the instruments, which substantially offsets the change in book value of the hedged items, is recorded directly to earnings.

Equity Forward Agreements

In order to partially offset the potentially dilutive effect of employee stock options, the company had periodically entered into forward agreements with independent third parties related to the company’s common stock. The forward agreements, which had a fair value of zero at inception, required the company to purchase its common stock from the counterparties on specified future dates and at specified prices. At December 31, 2002, the company had outstanding forward agreements related to 15 million shares, which had maturity dates in 2003, and exercise prices ranging from $33 to $52 per share, with a weighted-average exercise price of $49 per share. During 2002 and 2003, the company settled all of its outstanding agreements. The physically settled agreements related to 15 million shares and 22 million shares of Baxter common stock in 2003 and 2002, respectively. Such common stock repurchases totaled $714 million in 2003 and $1.14 billion in 2002. The settlement of the equity forward agreements did not have a material impact on the company’s diluted EPS. Management does not intend to enter into equity forward agreements in the future.

Book Values and Fair Values of Financial Instruments

	Book values		Approximate fair values
as of December 31 (in millions)	2004	2003	2004	2003
Assets
Long-term insurance receivables	$66	$105	$64	$102
Investments in affiliates	20	45	20	45
Foreign currency hedges	61	47	61	47
Interest rate hedges	5	—	5	—
Cross-currency swaps	129	—	129	—

Liabilities
Short-term debt	207	150	207	150
Current maturities of long-term debt and lease obligations	154	3	154	3
Short-term borrowings classified as long-term	—	391	—	391
Other long-term debt and lease obligations	3,933	4,030	4,158	4,257
Foreign currency hedges	158	198	158	198
Interest rate hedges	12	18	12	18
Cross-currency swaps	1,301	957	1,301	957
Long-term litigation liabilities	113	141	109	136

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

NOTE 7

LIABILITIES

Accounts Payable and Accrued Liabilities

as of December 31 (in millions)	2004	2003
Accounts payable, principally trade	$ 834	$ 929
Employee compensation and withholdings	264	247
Litigation	55	74
Pension and other employee benefits	156	152
Property, payroll and certain other taxes	132	115
Interest	47	40
Common stock dividends payable	359	356
Cross-currency swaps	465	172
Foreign currency hedges	107	97
Restructuring	305	142
Other	807	783

Accounts payable and accrued liabilities	$3,531	$3,107

Other Long-Term Liabilities

as of December 31 (in millions)	2004	2003
Pension and other employee benefits	$1,137	$1,041
Litigation	113	141
Cross-currency swaps	836	785
Foreign currency hedges	51	101
Other	86	138

Other long-term liabilities	$2,223	$2,206

NOTE 8

COMMON AND PREFERRED STOCK

Stock Compensation Plans

Stock Option Plans

Stock options have been granted to employees at various dates. Most grants have a 10-year term and have an exercise price at least equal to 100% of the market value on the date of grant. Vesting terms vary, with the majority of outstanding options vesting 100% in three years. As of December 31, 2004, 29,549,824 authorized shares are available for future awards under the company’s stock option plans.

Stock Options Outstanding

The following is a summary of stock options outstanding at December 31, 2004.

(option shares in thousands)
	Options outstanding			Vested options
Range of exercise prices	Outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Vested	Weighted- average exercise price
$13-26	4,992	2.2	$21.55	4,872	$21.46
27-28	12,600	7.0	27.22	4,747	26.83
29-39	16,827	6.8	30.77	7,613	31.76
40-44	10,571	5.9	41.28	10,571	41.28
45-47	11,396	6.2	45.42	11,396	45.42
48-56	10,241	7.0	51.95	5,653	49.63

$13-56	66,627	6.3	$36.84	44,852	$38.09

As of December 31, 2003 and 2002, there were 34,662,000 and 24,438,000 options exercisable, respectively, at weighted-average exercise prices of $32.26 and $29.19, respectively.

Stock Option Activity

(option shares in thousands)	Shares	Weighted-average exercise price
Options outstanding at December 31, 2001	65,706	$36.59
Granted	11,832	45.87
Exercised	(4,112)	25.46
Forfeited	(3,596)	43.96

Options outstanding at December 31, 2002	69,830	38.44
Granted	10,833	27.39
Exercised	(1,827)	20.08
Forfeited	(5,995)	42.28

Options outstanding at December 31, 2003	72,841	36.94
Granted	7,350	29.69
Exercised	(4,350)	23.73
Forfeited	(9,214)	38.11

Options outstanding at December 31, 2004	66,627	$36.84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employee Stock Purchase Plans

Nearly all employees are eligible to participate in the company’s employee stock purchase plans. The employee purchase price is the lower of 85% of the closing market price on the date of subscription or 85% of the closing market price on the purchase dates, as defined by the plans. For subscriptions that begin on or after April 1, 2005, the employee purchase price will be 95% of the closing market price on the purchase date, as defined by the plans. At December 31, 2004, 7,928,089 authorized shares of common stock are available for purchase under these plans. Under the plans, the company sold shares totaling 2,896,506 in 2004, 2,906,942 in 2003 and 1,552,797 in 2002.

Restricted Stock Plans

The company has programs in which it grants restricted stock to key employees. In addition, the company’s non-employee directors are compensated with a combination of restricted stock, stock options and cash. During 2004, 2003 and 2002, 55,787, 54,441 and 25,171 shares, respectively, of restricted stock were granted with weighted-average grant-date fair values of $31.82, $25.27 and $44.96 per share, respectively. At December 31, 2004, 101,634 shares of stock were subject to restrictions, the majority of which lapse in 2005, 2006 and 2010.

Stock Repurchase Programs

As authorized by the board of directors, from time to time the company repurchases its stock on the open market to optimize its capital structure depending upon its cash flows, net debt level and current market conditions. As of December 31, 2004, $243 million was available under the board of directors’ October 2002 authorization. No open-market repurchases were made in 2004 or 2003. As discussed in Note 6, in 2003 and 2002 the company repurchased its stock from counterparty financial institutions in conjunction with the settlement of its equity forward agreements. In 2004, all of the stock repurchases were from Shared Investment Plan participants in private transactions. Refer to Note 5 for information regarding the Shared Investment Plan. Total stock repurchases (including those associated with the settlement of equity forward agreements and the Shared Investment Plan) were $18 million in 2004, $714 million in 2003, and $1.17 billion in 2002.

Issuances of Stock

In September 2003, the company issued 22 million shares of common stock in an underwritten offering and received net proceeds of $644 million. In December 2002, the company issued 14.95 million shares of common stock in an underwritten offering and received net proceeds of $414 million. The net proceeds from these issuances were principally used to fund acquisitions, retire a portion of the company’s debt, for other general corporate purposes and to settle equity forward agreements. Also, refer to Note 5 regarding the December 2002 issuance of equity units, which include purchase contracts that obligate the holders to purchase between 35.0 and 43.4 million shares (based upon a specified exchange ratio) of Baxter common stock in February 2006 for $1.25 billion.

Authorized Shares

In May 2002, shareholders approved an amendment to the company’s Restated Certificate of Incorporation to increase the number of authorized shares of common stock to two billion shares from one billion shares. The additional shares enhance the company’s flexibility in connection with possible future actions, such as stock splits, stock dividends, acquisitions, financings and other corporate purposes.

Common Stock Dividends

In November 2004, the board of directors declared an annual dividend on the company’s common stock of $0.582 per share. The dividend, which was payable on January 5, 2005 to stockholders of record as of December 10, 2004, is a continuation of the current annual rate.

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

The company uses a measurement date of September 30 for its pension and other postemployment benefit (OPEB) plans. The benefit plan information disclosed below pertains to all of the company’s retirement and other benefit plans, both relating to plans in the United States as well as in foreign countries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation of Pension and OPEB Plan Obligations, Assets and Funded Status

as of and for the years ended December 31 (in millions)	Pension benefits		OPEB
	2004	2003	2004	2003
Benefit obligations
Beginning of period	$2,547	$2,075	$ 491	$ 407
Service cost	77	67	9	7
Interest cost	151	137	29	27
Participant contributions	6	5	9	6
Actuarial loss	144	305	46	62
Benefit payments	(106)	(94)	(21)	(18)
Foreign exchange and other	19	52	—	—

End of period	2,838	2,547	563	491

Fair value of plan assets Beginning of period	1,433	1,275	—	—
Actual return on plan assets	182	187	—	—
Employer contributions	213	40	12	12
Participant contributions	6	5	9	6
Benefit payments	(106)	(94)	(21)	(18)
Foreign exchange and other	11	20	—	—

End of period	1,739	1,433	—	—

Funded status
Funded status at end of period	(1,099)	(1,114)	(563)	(491)
Unrecognized net losses	1,366	1,282	201	163
Fourth quarter contributions and benefit payments	9	87	9	3

Net amount recognized at December 31	$ 276	$ 255	$(353)	$(325)

Amounts recognized in the consolidated balance sheets
Prepaid benefit cost	$497	$452	$ —	$ —
Accrued benefit liability	(221)	(197)	(353)	(325)
Additional minimum liability	(1,140)	(1,060)	—	—
Intangible asset	2	—	—	—
AOCI (a component of stockholders’ equity)	1,138	1,060	—	—

Net amount recognized at December 31	$ 276	$ 255	$(353)	$(325)

The accumulated benefit obligation (ABO) was $2.59 billion at the 2004 measurement date and $2.30 billion at the 2003 measurement date.

The information above represents the totals for all of the company’s defined benefit pension plans. The following is information for Baxter’s defined benefit pension plans with an ABO in excess of plan assets at the indicated measurement dates.

(in millions)	2004	2003
Projected benefit obligation	$2,620	$2,371
ABO	2,437	2,183
Fair value of plan assets	1,564	1,309

Additional Minimum Liability

If the ABO relating to a pension plan exceeds the fair value of the plan’s assets, the liability established for that pension plan must be at least equal to that excess. The additional minimum liability that must be recorded to state the plan’s pension liability at this unfunded ABO amount is charged directly to AOCI. As a result of unfavorable asset returns in certain prior years and a decline in interest rates, the company recorded an additional minimum liability relating to certain plans. The net-of-tax reduction to AOCI totaled $48 million, $170 million and $517 million for the years ended December 31, 2004, 2003 and 2002, respectively. These entries had no impact on the company’s results of operations.

Pension Plan Assets

An Investment Committee, which is comprised of members of senior management, is responsible for supervising, monitoring and evaluating the invested assets of the company’s funded pension plans. The Investment Committee, which meets at least quarterly, abides by documented policies and procedures relating to investment goals, targeted asset allocations, risk management practices, allowable and prohibited investment holdings, diversification, use of derivatives, the relationship between plan assets and benefit obligations, and other relevant factors and considerations.

The Investment Committee’s significant documented goals and guidelines include the following.

•	Targeted long-term performance expectations relative to applicable market indices, such as Standard & Poor’s, Russell, MSCI EAFE, and other indices,
•	Targeted asset allocation percentage ranges (summarized in the table below),
•	Diversification of assets among third-party investment managers, and by geography, industry, stage of business cycle and other measures,
•	Specified investment holding and transaction prohibitions (for example, private placements or other restricted securities, securities that are not traded in a sufficiently active market, short sales, certain derivatives, commodities and margin transactions),
•	Specified portfolio percentage limits on holdings in a single corporate or other entity (generally 5%, except for holdings in United States Government or agency securities),
•	Specified average credit quality for the fixed-income securities portfolio (at least AA- by Standard & Poor’s or AA3 by Moody’s),

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•	Specified portfolio percentage limits on foreign holdings, by asset category, and
•	Quarterly monitoring of investment manager performance and adherence to the Investment Committee’s policies.

Pension Plan Asset Allocations

	Target allocation ranges	Actual year-end allocation of plan assets
	2005	2004	2003
Equity securities	70% to 80%	85%	84%
Fixed-income securities and other	20% to 30%	15%	16%

Total	100%	100%	100%

In late 2004, management decided to change the target asset allocation ranges, reducing the equity securities weighting in the overall asset portfolio over time and increasing the portion of the portfolio invested in fixed-income securities.

Expected Pension and OPEB Plan Funding

The company’s funding policy for its defined benefit pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that management may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the company, and other factors. Management expects to fund approximately $100 million to its primary plans in the United States and Puerto Rico in 2005. Management expects that Baxter will have cash outflows of approximately $22 million in 2005 relating to its OPEB plans. With respect to the pension plan covering domestic employees, the United States Congress has been considering various changes to the pension plan funding rules, which could affect future required cash contributions. Management’s expected future contributions and benefit payments disclosed in this report are based on current laws and regulations, and do not reflect any potential future legislative changes.

Expected Pension and OPEB Plan Payments for Next 10 Years

(in millions)	Pension benefits	OPEB
2005	$ 113	$ 22
2006	116	24
2007	120	26
2008	128	28
2009	137	29
2010 through 2014	846	171

Total expected benefit payments for next 10 years	$1,460	$300

The expected benefit payments above reflect the company’s share of the total benefits expected to be paid from the plans’ assets (for funded plans) or from the company’s assets (for unfunded plans).

Net Periodic Benefit Cost (Income)

years ended December 31 (in millions)	2004	2003	2002
Pension benefits
Service cost	$77	$67	$50
Interest cost	151	137	125
Expected return on plan assets	(187)	(176)	(193)
Amortization of net loss, prior service cost and transition obligation	62	23	2

Net periodic pension benefit cost (income)	$103	$51	$(16)

OPEB
Service cost	$9	$7	$5
Interest cost	29	27	24
Amortization of net loss and prior service cost	9	6	2

Net periodic other benefit cost	$47	$40	$31

The amounts in the table above primarily pertain to continuing operations.

Weighted-Average Assumptions Used in Determining Benefit Obligations

	Pension benefits		OPEB
	2004	2003	2004	2003
Discount rate
United States and Puerto Rico plans	5.75%	6.00%	5.75%	6.00%
International plans	5.12%	5.35%	n/a	n/a
Rate of compensation increase
United States and Puerto Rico plans	4.50%	4.50%	n/a	n/a
International plans	3.44%	3.78%	n/a	n/a
Annual rate of increase in the per-capita cost	n/a	n/a	10.00%	10.00%
Rate decreased to	n/a	n/a	5.00%	5.00%
by the year ended	n/a	n/a	2010	2007

The assumptions used in calculating the 2004 measurement date benefit obligations will be used in the calculation of net expense in 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Weighted-Average Assumptions Used in Determining Net Periodic Benefit Cost (Income)

	Pension benefits			OPEB
	2004	2003	2002	2004	2003	2002
Discount rate
United States and Puerto Rico plans	6.00%	6.75%	7.50%	6.00%	6.75%	7.50%
International plans	5.35%	5.41%	5.95%	n/a	n/a	n/a
Expected return on plan assets
United States and Puerto Rico plans	10.00%	10.00%	11.00%	n/a	n/a	n/a
International plans	7.62%	7.48%	7.49%	n/a	n/a	n/a
Rate of compensation increase
United States and Puerto Rico plans	4.50%	4.50%	4.50%	n/a	n/a	n/a
International plans	3.78%	3.75%	3.88%	n/a	n/a	n/a
Annual rate of increase in the per-capita cost	n/a	n/a	n/a	10.00%	10.20%	11.39%
Rate decreased to	n/a	n/a	n/a	5.00%	5.00%	5.00%
by the year ended	n/a	n/a	n/a	2007	2007	2007

Management establishes the expected return on plan assets assumption primarily based on a review of historical compound average asset returns, both company-specific and relating to the broad market (based on the company’s current and planned asset allocation). Management also applies its judgment, based on an analysis of current market information and future expectations, in arriving at the expected return assumption. Management revised the asset return assumption to be used in determining net pension expense from 10% for 2004 to 8.5% for 2005 based on these reviews. The change in the assumption is primarily due to anticipated changes in the company’s pension trust asset allocation, shifting to a higher mix of fixed-income investments versus equity investments.

Effect of a One-Percent Change in Assumed Health-Care Cost Trend Rate

	One percent increase		One percent decrease
years ended December 31 (in millions)	2004	2003	2004	2003
Effect on total of service and interest cost components of OPEB cost	$5	$4	$4	$3
Effect on OPEB obligation	$73	$75	$61	$61

Medicare Prescription Drug, Improvement and Modernization Act

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare (Part D) as well as a federal subsidy to sponsors of retiree health-care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare (Part D). The final regulations necessary to implement the Act were issued in January 2005. The effects of the Act are not recognized in the company’s net OPEB plan expense and obligation as management is not yet able to determine whether the company’s benefits are actuarially equivalent to Medicare (Part D). However, based on preliminary analyses, management has determined that any impact of the Act on the company’s consolidated financial statements will not be material.

Defined Contribution Plan

Most United States employees are eligible to participate in a qualified defined contribution plan. Company matching contributions relating to continuing operations were $22 million in 2004, $23 million in 2003 and $22 million in 2002.

NOTE 10

INTEREST AND OTHER EXPENSE, NET

Net Interest Expense

years ended December 31 (in millions)	2004	2003	2002
Interest costs	$144	$155	$101
Interest costs capitalized	(18)	(37)	(30)

Interest expense	126	118	71
Interest income	(27)	(28)	(19)

Total net interest expense	$99	$90	$52

Continuing operations	$99	$87	$51
Discontinued operations	$—	$3	$1

Other Expense, Net

years ended December 31 (in millions)	2004	2003	2002
Equity method loss (income) and minority interests	$7	$(14)	$19
Asset dispositions and impairments, net	17	(6)	68
Foreign exchange	36	35	(6)
Costs relating to early extinguishment of debt	—	11	—
Other	17	16	11

Total other expense, net	$77	$42	$92

The increase in equity method income in 2003 primarily related to the company’s investment in Acambis. The increase in Acambis’ earnings was primarily due to the substantial completion of its

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

smallpox vaccine contract with the United States Government. Equity method income was lower in 2004 because Baxter divested its investment in Acambis in late 2003.

Expenses relating to asset dispositions and impairments, net totaled $17 million in 2004, and primarily included the $15 million second quarter 2004 special charge relating to the company’s Pathogen Inactivation program, as further discussed in Note 4. Net gains from asset dispositions totaled $40 million in 2003, including a $36 million gain relating to the December divestiture of the company’s common stock holdings in Acambis. These divestiture gains were offset by $34 million in impairment charges relating to investments with declines in value that were deemed to be other than temporary. Included in asset dispositions and impairments, net in 2002 were $70 million in impairment charges relating to investments in publicly-traded companies with declines in value that were deemed to be other than temporary. Also included in asset dispositions and impairments, net in 2002 were write-offs of certain fixed assets and gains on the sale of certain land and facilities.

With respect to investment impairment charges, the investments were written down to their fair values, as determined by reference to quoted market prices, where available. All available information is evaluated in management’s quarterly analyses of whether any declines in the fair values of individual securities are considered other than temporary. Management concluded that the declines in value were other than temporary principally due to the significance and duration of the declines in value. In addition, with respect to the $70 million of impairment charges recorded in 2002, significant unfavorable events occurred in the period the charge was recorded, causing management to conclude the declines in value were other than temporary. One of the investees announced during the period its decision to immediately commence a wind-down of operations principally due to its unsuccessful efforts to raise capital or to effect a business combination with another company, and the other investee received information from regulatory entities regarding the absence of material progress regarding one of its products under development. At December 31, 2004, the book values of the company’s investments approximated their estimated fair values.

NOTE 11

TAXES

Income Before Income Tax Expense by Category

years ended December 31 (in millions)	2004	2003	2002
United States	$ 57	$ 776	$ 502
International	373	353	884

Income from continuing operations before income taxes and cumulative effect of accounting changes	$430	$1,129	$1,386

Income Tax Expense

years ended December 31 (in millions)	2004	2003	2002
Current
United States
Federal	$46	$(138)	$102
State and local	14	9	—
International	105	243	191

Current income tax expense	165	114	293

Deferred
United States
Federal	(139)	150	33
State and local	(23)	37	39
International	44	(79)	(5)

Deferred income tax expense (benefit)	(118)	108	67

Income tax expense	$47	$222	$360

The income tax expense for continuing operations was calculated for Baxter on a stand-alone basis (without income or loss from discontinued operations). Included in net income tax expense in 2004 was a $25 million benefit related to tax rate changes in certain foreign jurisdictions, which impacted the related deferred tax assets and liabilities.

Deferred Tax Assets and Liabilities

as of December 31 (in millions)	2004	2003
Deferred tax assets
Asset basis differences	$76	$—
Accrued expenses	616	548
Accrued retirement benefits	137	125
Alternative minimum tax credit	156	156
Tax credits and net operating losses	688	429
Valuation allowances	(288)	(168)

Total deferred tax assets	1,385	1,090

Deferred tax liabilities
Asset basis differences	—	14
Subsidiaries’ unremitted earnings	9	9
Other	110	168

Total deferred tax liabilities	119	191

Net deferred tax asset	$1,266	$899

At December 31, 2004, the company had United States operating loss carryforwards totaling $628 million, general business tax credit carryforwards totaling $64 million and foreign tax credit carryforwards totaling $48 million. Of these amounts, $41 million of the operating loss carryforwards will expire between 2010 and 2022, $162 million will expire in 2023 and $425 million will expire in 2024. The general business credits will begin expiring in 2011 through 2023 and the foreign tax credits will begin expiring in 2012 through 2014. At December 31, 2004, the company had foreign net operating loss carryforwards totaling approximately $1.4 billion.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Of this amount, $3 million expires in 2005, $381 million expires in 2007, $23 million expires in 2008, $75 million expires in 2009, $205 million expires in 2010, $373 million expires in 2011, $13 million expires after 2011 and $324 million has no expiration date. Realization of these operating loss and tax credit carryforwards depends on generating sufficient taxable income in future periods. A valuation allowance of $288 million has been recorded at December 31, 2004 to reduce the deferred tax assets associated with operating loss and tax credit carryforwards, as well as amortizable assets in loss entities, that the company does not expect to fully realize prior to expiration.

The company will continue to evaluate the need for an additional valuation allowance with respect to its foreign tax credits in 2005, and there is a reasonable possibility that certain planning decisions will lead to a requirement for an additional allowance.

Income Tax Expense Reconciliation

years ended December 31 (in millions)	2004	2003	2002
Income tax expense at United States statutory rate	$150	$396	$485
Operations subject to tax incentives	(174)	(148)	(161)
State and local taxes	(17)	8	21
Foreign tax expense (income)	44	4	(3)
IPR&D charges	11	—	36
Nondeductible foreign dividends	—	35	—
Tax settlements	(55)	(59)	(8)
Restructuring, impairment and other special charges	98	(17)	(2)
Other factors	(10)	3	(8)

Income tax expense	$47	$222	$360

Tax Incentives

The company has received tax incentives in Puerto Rico and certain other taxing jurisdictions outside the United States. The financial impact of the reductions as compared to the United States statutory rate is indicated in the table above. The tax reductions as compared to the local statutory rate favorably impacted earnings per diluted share by $0.23 in 2004, $0.20 in 2003 and $0.21 in 2002. The Puerto Rico grant provides that the company’s manufacturing operations will be partially exempt from local taxes until the year 2013. Appropriate taxes have been provided for these operations assuming repatriation of all available earnings. The tax incentives in the other jurisdictions continue until at least 2006.

Examinations of Tax Returns

United States federal income tax returns filed by Baxter through December 31, 2001 have been examined and closed by the Internal Revenue Service. Favorable settlements have been reached with respect to tax matters in certain jurisdictions at amounts less than previously accrued. The company has ongoing audits in the United States (federal and state) and international jurisdictions, including Austria, Colombia, France, Germany, Japan and Spain. In the opinion of management, the company has made adequate tax provisions for all years subject to examination.

The American Jobs Creation Act of 2004

In October 2004, the American Jobs Creation Act of 2004 (the Jobs Creation Act) was enacted. The Jobs Creation Act includes numerous provisions, including the creation of a temporary incentive for United States multinationals to repatriate accumulated income earned abroad. The temporary tax deduction of 85% of certain repatriated foreign earnings is subject to a number of limitations. Detailed final guidance necessary to implement the Jobs Creation Act has not yet been issued by the Internal Revenue Service. Management is analyzing the provisions of the Jobs Creation Act and has not yet determined the effects, if any, on the company’s plans or its consolidated financial statements. Management has not determined when it will complete its evaluation.

No provision is made for United States income taxes on the undistributed earnings of non-United States subsidiaries. These earnings are currently deemed to be permanently invested. The United States federal income taxes, net of applicable credits, on the foreign unremitted earnings of $5.01 billion, would be approximately $1.17 billion as of December 31, 2004. The foreign unremitted earnings and United States federal income tax amounts were $4.18 billion and $1.02 billion, respectively, as of December 31, 2003.

NOTE 12

LEGAL PROCEEDINGS

Baxter is named as a defendant in a number of lawsuits, claims and proceedings involving product liability, intellectual property, environmental, commercial transactions, the Employee Retirement Income Security Act of 1974, as amended (ERISA), securities, pricing, employment relations, tax, regulatory and other matters (in this discussion of legal matters, “Baxter” may refer to one or more subsidiaries of the company). Management has assessed the likelihood of adverse judgments or outcomes relating to these matters. For probable losses, management has estimated the loss or the range of reasonably possible losses, and has established liabilities in accordance with GAAP for certain of these proceedings. Management also records any insurance recoveries that are probable of occurring. There is a possibility that the resolution of these matters could result in an additional loss in excess of presently established liabilities. Also, there is a possibility that the resolution of certain of the company’s legal contingencies for which there is no liability recorded could result in a loss. Management is not able to estimate the amount of such loss or additional loss (or range of loss or additional loss). However, management believes that, while such a future charge could have a material adverse impact on the company’s net income and cash flows in the period in which it is recorded or paid, no such charge would have a material adverse effect on Baxter’s consolidated financial position. Baxter’s most significant legal matters are described below.

At December 31, 2004, total legal liabilities were $168 million and total insurance receivables were $106 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Product Liability

Mammary Implant Litigation

Baxter and certain other companies are named as defendants in a number of claims and lawsuits alleging damages for personal injuries of various types resulting from silicone mammary implants previously manufactured by the Heyer-Schulte division of American Hospital Supply Corporation (AHSC). AHSC, which was acquired by Baxter in 1985, divested its Heyer-Schulte division in 1984. It is not known how many of these claims and lawsuits involve products manufactured and sold by Heyer-Schulte, as opposed to other manufacturers. In December 1998, a panel of independent medical experts appointed by a federal judge announced its findings that reported medical studies contained no clear evidence of a connection between silicone mammary implants and traditional or atypical systemic diseases. In June 1999, a similar conclusion was announced by a committee of independent medical experts from the Institute of Medicine, an arm of the National Academy of Sciences. The majority of the claims and lawsuits against the company have been resolved. Certain of the proceedings are ongoing, as described below.

As of December 31, 2004, Baxter was named as a defendant or co-defendant in 67 lawsuits relating to mammary implants, brought by approximately 154 plaintiffs. Of those plaintiffs, ten are included in the Lindsey class action Revised Settlement described below. Additionally, 57 plaintiffs have opted out of the Revised Settlement, and the status of the remaining plaintiffs with pending lawsuits is unknown. Some of the opt-out plaintiffs filed their cases naming multiple defendants and without product identification; thus, it is believed that not all of the opt-out plaintiffs will have viable claims against the company. As of December 31, 2004, 27 of the opt-out plaintiffs had confirmed Heyer-Schulte mammary implant product identification. Furthermore, during 2004, Baxter obtained dismissals, or agreements for dismissals, with respect to 76 plaintiffs.

In addition to the individual suits against the company, a class action on behalf of all individuals with silicone mammary implants was filed on March 23, 1994 and is pending in the United States District Court (U.S.D.C.) for the Northern District of Alabama involving most manufacturers of such implants, including Baxter as successor to AHSC (Lindsey, et al., v. Dow Corning, et al., U.S.D.C., N. Dist. Ala., CV 94-P-11558-S). The class action was certified for settlement purposes only by the court on September 1, 1994, and the settlement terms were subsequently revised and approved on December 22, 1995 (the Revised Settlement). All appeals directly challenging the Revised Settlement have been dismissed. In addition to the Lindsey class action, the company also has been named in three other purported class actions in various state and provincial courts, only one of which is certified.

On March 31, 2000, the United States Department of Justice filed an action in the federal district court in Birmingham, Alabama against Baxter and other manufacturers of silicone mammary implants, as well as the escrow agent for the Revised Settlement fund, seeking reimbursement under various federal statutes for medical care provided to various women with mammary implants. On September 26, 2001, the District Court granted the motion of all defendants, including Baxter, to dismiss the action. The federal government appealed the dismissal and on September 15, 2003 the Eleventh Circuit Court of Appeals reversed the order of dismissal and remanded the case to the District Court. The defendants, including Baxter, filed a petition for a writ of certiorari in the United States Supreme Court, which petition was denied in June 2004. In October 2004, the District Court approved a settlement between all defendants, including Baxter, and the Department of Justice.

Plasma-Based Therapies Litigation

Baxter currently is a defendant in a number of claims and lawsuits brought by individuals who have hemophilia, and their families, all seeking damages for injuries allegedly caused by anti-hemophilic factor concentrates VIII or IX derived from human blood plasma (factor concentrates) processed by the company from the late 1970s to the mid-1980s. The typical case or claim alleges that the individual was infected with the HIV virus by factor concentrates, which contained the HIV virus. None of these cases involves factor concentrates currently processed by the company.

As of December 31, 2004, Baxter was named as a defendant in 15 lawsuits and has received notice of 145 claims in the United States, France, Ireland, Italy, Japan and Spain. The U.S.D.C. for the Northern District of Illinois has approved a settlement of United States federal court factor concentrate cases. As of December 31, 2004, all 6,246 claimant groups eligible to participate in the settlement have been paid. In addition, the company and other manufacturers have been named as defendants in 13 lawsuits, seven of which are purported class actions, pending in the U.S.D.C. for the Northern District of Illinois on behalf of claimants, who are primarily non-United States residents, seeking unspecified damages for HIV and/or Hepatitis C infections from their use of plasma-based factor concentrates.

In addition, Immuno International AG (Immuno), acquired by Baxter in 1996, has unsettled claims and lawsuits for damages for injuries allegedly caused by its plasma-based therapies. The typical claim alleges that the individual with hemophilia was infected with HIV and/or Hepatitis C by factor concentrates. Additionally, Immuno faces multiple claims stemming from its vaccines and other biologically derived therapies. Pursuant to the stock purchase agreement between the company and Immuno, as revised in April 1999, approximately $20 million of the purchase price is being withheld to cover these contingent liabilities.

Baxter is also named in a number of claims and lawsuits brought by individuals who infused the company’s GAMMAGARD IVIG (intravenous immunoglobulin), all of whom are seeking damages for Hepatitis C infections allegedly caused by infusing GAMMAGARD IVIG. As of December 31, 2004, Baxter was a defendant in nine lawsuits and has received notice of six claims in the United States, France, Denmark, Italy, Germany and Spain. One class action in the United States has been certified. In September 2000, the U.S.D.C. for the Central

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

District of California approved a settlement of the class action that would provide financial compensation for United States individuals who used GAMMAGARD IVIG between January 1993 and February 1994.

Althane Dialyzers Litigation

Baxter has been named as a defendant in a number of civil cases seeking unspecified damages for alleged injury from exposure to Baxter’s Althane series of dialyzers, which were withdrawn from the market in 2001. All of these suits have been resolved, although the possibility of additional suits being filed cannot be excluded. Currently, there are a number of claims from Croatian citizens and one from the Spanish Ministry of Health, although suits have not been filed. The company previously reached settlements with a number of families of patients who died or were injured in Spain, Croatia and the United States allegedly after undergoing hemodialysis on an Althane dialyzer. The United States government is investigating the matter and Baxter has received a subpoena to provide documents. Baxter is fully cooperating with the Department of Justice.

Vaccines Litigation

As of December 31, 2004, Baxter has been named a defendant, along with others, in 148 lawsuits filed in various state and United States federal courts, four of which are purported class actions, seeking damages, injunctive relief and medical monitoring for claimants alleged to have contracted autism or other attention deficit disorders as a result of exposure to vaccines for childhood diseases containing the preservative Thimerosal. These vaccines were formerly manufactured and sold by North American Vaccine, Inc., which was acquired by Baxter in June 2000, as well as other companies. As of December 31, 2004, ten suits have been dismissed based on the application of the National Vaccine Injury Compensation Act. Additional Thimerosal cases may be filed in the future against Baxter and companies that marketed Thimerosal-containing products.

Other

As of September 30, 1996, the date of the spin-off of Allegiance Corporation (Allegiance) from Baxter, Allegiance assumed the defense of litigation involving claims related to Allegiance’s businesses, including certain claims of alleged personal injuries as a result of exposure to natural rubber latex gloves. Allegiance, which merged with Cardinal Health, Inc. in 1999, has not been named in most of this litigation but will be defending and indemnifying Baxter pursuant to certain contractual obligations for all expenses and potential liabilities associated with claims pertaining to latex gloves. As of December 31, 2004, the company was named as a defendant in 21 lawsuits.

Pricing

As of December 31, 2004, Baxter and certain of its subsidiaries were named as defendants, along with others, in 19 lawsuits brought in various state and United States federal courts which allege that Baxter and other defendants reported artificially inflated average wholesale prices for Medicare and Medicaid eligible drugs. These cases have been brought by private parties on behalf of various purported classes of purchasers of Medicare and Medicaid eligible drugs, as well as by state attorneys general. As further explained below, all but six cases were consolidated in the U.S.D.C. for the District of Massachusetts for pretrial case management under Multi District Litigation rules. Claimants seek unspecified damages and declaratory and injunctive relief under various state and/or federal statutes. After the partial dismissal of the consolidated amended complaint, the plaintiffs filed an amended master consolidated class action complaint that the defendants, including Baxter, moved to dismiss. In February 2004, the court granted in part and denied in part the defendants’ motion to dismiss. The lawsuits against Baxter include eight lawsuits brought by state attorneys general, which allege that prices for Medicare and Medicaid eligible drugs were artificially inflated and seek unspecified damages, injunctive relief, civil penalties, disgorgement, forfeiture and restitution. Specifically, in January 2002, the Attorney General of Nevada filed a civil suit in the Second Judicial District Court of Washoe County, Nevada. In February 2002, the Attorney General of Montana filed a civil suit in the First Judicial District Court of Lewis and Clark County, Montana. In June 2003, the U.S.D.C. for the District of Massachusetts remanded the Nevada case to Washoe County, Nevada and denied the plaintiffs’ motion to remand the Montana case. In January 2004, the District Court remanded another case filed in state court to the Superior Court of Maricopa County, Arizona. In March 2004, the Attorney General of Pennsylvania filed a civil suit in the Commonwealth Court of Pennsylvania. That action was dismissed in February 2005. In March 2005, the Attorney General of Pennsylvania filed an amended complaint. In May 2004, the Attorney General of Texas filed a civil suit in the District Court of Travis County, Texas. In June 2004, the Attorney General of Wisconsin filed a civil suit in the Circuit Court of Dane County, Wisconsin. In November 2004, the Attorney General of Kentucky filed a civil suit in the Circuit Court of Franklin County, Kentucky. During the first quarter of 2005, Baxter has been named as a defendant in seven additional cases, three of which have been served upon the company. In January 2005, the Attorney General of Alabama filed a civil suit in the Circuit Court of Montgomery County, Alabama. In February 2005, the Attorney General of Illinois filed a civil suit in the Circuit Court of Cook County, Illinois. Various state and federal agencies are conducting civil investigations into the marketing and pricing practices of Baxter and others with respect to Medicare and Medicaid reimbursement. These investigations may result in additional cases being filed by various state attorneys general.

Securities and Other

In July 2003, Baxter received a request from the Midwest Regional Office of the Securities and Exchange Commission (SEC) for the voluntary production of documents and information concerning revisions to the company’s growth and earnings forecasts for 2003 and the establishment of certain reserves. The company has also been requested to voluntarily provide information as to the events in connection with the restatement of its consolidated financial statements, which was announced on July 22, 2004. The company is cooperating fully with the SEC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2002, six purported class action lawsuits were filed in the U.S.D.C. for the Northern District of Illinois naming Baxter and its then Chief Executive Officer and then Chief Financial Officer as defendants. These lawsuits, which were consolidated and sought recovery of unspecified damages, alleged that the defendants violated the federal securities laws by making misleading statements that allegedly caused Baxter common stock to trade at inflated levels. In December 2002, plaintiffs filed their consolidated amended class action complaint, which named nine additional Baxter officers as defendants. In July 2003, the U.S.D.C. for the Northern District of Illinois dismissed in its entirety the consolidated amended class action complaint. In July 2004, the Seventh Circuit Court of Appeals reversed the order of dismissal and remanded the case to the District Court. In September 2004, the Seventh Circuit Court of Appeals denied motions by Baxter for rehearing, rehearing en banc and to stay the order to remand the case pending a petition for a writ of certiorari to the United States Supreme Court. In December 2004, Baxter filed its petition for a writ of certiorari in the United States Supreme Court. Plaintiffs filed a revised consolidated amended complaint in the District Court in November 2004. Baxter filed its motion to dismiss the complaint in December 2004. The District Court denied Baxter’s motion to dismiss in February 2005.

In July 2004, a purported class action lawsuit was filed in the U.S.D.C. for the Northern District of Illinois, in connection with the previously disclosed restatement, naming Baxter and its current Chief Executive Officer and Chief Financial Officer and their predecessors as defendants. The lawsuit, which seeks recovery of unspecified damages, alleges that the defendants violated the federal securities laws by making false and misleading statements regarding the company’s financial results, which allegedly caused Baxter common stock to trade at inflated levels during the period between April 2001 and July 2004. Three similar purported class action lawsuits were filed in the third quarter of 2004 in the U.S.D.C. for the Northern District of Illinois against the same defendants. These cases have been consolidated before a single judge. In October 2004, a solitary plaintiff filed a purported class action against Baxter in the Circuit Court of Cook County, Illinois alleging a breach of federal securities law through Baxter’s secondary offering of common stock in September 2003. The plaintiff alleges that the offering price of these shares was artificially inflated by virtue of the financial statements that the company filed prior to and concurrent with the offering, which the company later amended in connection with the restatement, and seeks unspecified damages. Baxter has removed this case to the U.S.D.C. for the Northern District of Illinois and it has also been consolidated with the other federal cases. In January 2005, plaintiffs filed a consolidated amended complaint in the District Court. In February 2005, Baxter filed its motion to dismiss.

The company believes that it may be subject to additional class action litigation and regulatory proceedings in connection with the events preceding the restatement announced in the third quarter of 2004.

In October 2004, a sole plaintiff filed a purported class action in the U.S.D.C. for the Northern District of Illinois against Baxter and its current Chief Executive Officer and Chief Financial Officer and their predecessors for alleged violations of ERISA. The plaintiff alleges that these defendants, along with the Administrative and Investment Committees of the company’s Incentive Investment Plan and Puerto Rico Savings and Investment Plan (the Plans), which are the company’s 401(k) plans, breached their fiduciary duties to the Plans’ participants by offering Baxter common stock as an investment option in each of these Plans during the period of January 2001 to October 2004. Plaintiff alleges that Baxter common stock traded at artificially inflated prices during this period and seeks unspecified damages and declaratory and equitable relief. The plaintiff seeks to represent a class of the Plans’ participants who elected to acquire Baxter common stock through the Plans between January 2001 and the present.

In August and September 2004, three plaintiffs filed separate derivative lawsuits in the Circuit Court of Cook County, Illinois against the company’s Chief Executive Officer and Chief Financial Officer and certain other current and former officers and directors of the company. These actions, which plaintiffs purport to bring on the company’s behalf, seek unspecified damages for alleged breaches of fiduciary duty in connection with the company’s disclosures of its financial results between April 2001 and July 2004. These three cases have been consolidated before one judge in the state court.

In April 2003, A. Nattermann & Cie GmbH and Aventis Behring L.L.C. filed a patent infringement lawsuit in the U.S.D.C. for the District of Delaware naming Baxter Healthcare Corporation as the defendant. In November 2003, the plaintiffs dismissed the lawsuit without prejudice. The complaint, which sought injunctive relief, alleged that Baxter’s planned manufacture and sale of ADVATE would infringe United States Patent No. 5,565,427. A reexamination of the patent is pending before the United States Patent and Trademark Office.

NOTE 13

SEGMENT INFORMATION

Baxter operates in three segments, each of which is a strategic business that is managed separately because each business develops, manufactures and sells distinct products and services. The segments and a description of their products and services are as follows: Medication Delivery, which provides a range of intravenous solutions and specialty products that are used in combination for fluid replenishment, general anesthesia, nutrition therapy, pain management, antibiotic therapy and chemotherapy; BioScience, which develops biopharmaceuticals, biosurgery products, vaccines and blood collection, processing and storage products and technologies for transfusion therapies; and Renal, which develops products and provides services to treat end-stage kidney disease.

Management uses more than one measurement and multiple views of data to measure segment performance and to allocate resources to the segments. However, the dominant measurements are con -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

sistent with the company’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments and allocates resources to them primarily based on pre-tax income along with cash flows and overall economic returns. Intersegment sales are generally accounted for at amounts comparable to sales to unaffiliated customers, and are eliminated in consolidation. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies in Note 1.

Certain items are maintained at the corporate level (Corporate) and are not allocated to the segments. They primarily include most of the company’s debt and cash and equivalents and related net interest expense, corporate headquarters costs, certain non-strategic investments and related income and expense, certain nonrecurring gains and losses, certain special charges (such as IPR&D, restructuring, and certain asset impairments), deferred income taxes, certain foreign currency fluctuations, certain employee benefit costs, the majority of the foreign currency and interest rate hedging activities, and certain litigation liabilities and related insurance receivables. With respect to depreciation and amortization, and expenditures for long-lived assets, the difference between the segment totals and the consolidated totals principally relate to assets maintained at Corporate.

Segment Information

(in millions)	Medication Delivery	BioScience	Renal	Other	Total
2004
Net sales	$4,047	$3,504	$1,958	$—	$9,509
Depreciation and amortization	209	184	116	92	601
Pre-tax income (loss)	751	711	361	(1,393)	430
Assets	4,421	4,557	1,815	3,354	14,147
Capital expenditures	236	169	122	31	558

2003
Net sales	$3,827	$3,269	$1,808	$—	$8,904
Depreciation and amortization	204	150	98	95	547
Pre-tax income (loss)	721	719	316	(627)	1,129
Assets	4,119	4,995	1,651	2,942	13,707
Capital expenditures	264	337	149	42	792

2002
Net sales	$3,311	$3,096	$1,692	$—	$8,099
Depreciation and amortization	168	128	76	68	440
Pre-tax income (loss)	593	658	336	(201)	1,386
Assets	3,617	4,370	1,270	3,171	12,428
Capital expenditures	229	382	137	104	852

Pre-Tax Income Reconciliation

years ended December 31 (in millions)	2004	2003	2002
Total pre-tax income from segments	$1,823	$1,756	$1,587
Unallocated amounts
IPR&D	—	—	(163)
Restructuring charges	(543)	(337)	(26)
Net interest expense	(99)	(87)	(51)
Foreign exchange fluctuations and hedging activities	(103)	(89)	92
Asset dispositions and impairments, net	(357)	(34)	(47)
Costs relating to early extinguishment of debt	—	(11)	—
Other Corporate items	(291)	(69)	(6)

Consolidated income from continuing operations before income taxes and cumulative effect of accounting changes	$ 430	$1,129	$1,386

Assets Reconciliation

as of December 31 (in millions)	2004	2003
Total segment assets	$10,793	$10,765
Cash and equivalents	1,109	925
Deferred income taxes	1,163	896
Insurance receivables	106	131
PP&E, net	230	349
Other Corporate assets	746	641

Consolidated total assets	$14,147	$13,707

Geographic Information

Net sales are based on product shipment destination and long-lived assets are based on physical location.

years ended December 31 (in millions)	2004	2003	2002
Net sales
United States	$4,460	$4,279	$3,974
Germany	510	509	422
United Kingdom	482	399	356
Japan	416	403	388
Other countries	3,641	3,314	2,959

Consolidated net sales	$9,509	$8,904	$8,099

as of December 31 (in millions)		2004	2003
PP&E, net
United States		$2,145	$2,269
Austria		517	569
Other countries		1,707	1,754

Consolidated PP&E, net		$4,369	$4,592

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant Product Sales

The following is a summary of net sales as a percentage of consolidated net sales for the company’s principal product lines.

years ended December 31	2004	2003	2002
Recombinants	14%	13%	12%
Plasma Proteins[1]	11%	11%	12%
Peritoneal Dialysis Therapies	15%	15%	16%
IV Therapies[2]	12%	12%	12%

[1]	Includes plasma-derived hemophilia (FVII, FVIII, FIX and FEIBA), albumin, biosurgery (Tisseel) and other plasma-based products. Excludes antibody therapies.
[2]	Principally includes intravenous solutions and nutritional products.

Significant Relationship

Sales by various Baxter businesses to members of a large hospital buying group, Premier Purchasing Partners L.P. (Premier), pursuant to various contracts within Premier, represented approximately 7.7%, 8.4% and 8.9% of the company’s net sales in 2004, 2003 and 2002, respectively. The company has a number of contracts with Premier that are independently negotiated and expire on various dates. These agreements allow the members of the Premier group, which change over time, to purchase from the suppliers of their choice. Baxter’s sales could be adversely affected if any of its contracts with Premier are terminated in part or in their entirety, or members decide to purchase from another supplier.

NOTE 14

QUARTERLY FINANCIAL RESULTS AND MARKET FOR THE COMPANY’S STOCK (UNAUDITED)

years ended December 31 (in millions, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter	Total year
2004
Net sales	$2,209	$2,379	$2,320	$2,601	$9,509
Gross profit	893	939	963	1,120	3,915
Income (loss) from continuing operations[1]	187	(169)	259	106	383
Net income (loss)[1]	176	(170)	276	106	388
Per common share
Income (loss) from continuing operations[1]
Basic	0.31	(0.28)	0.42	0.17	0.62
Diluted	0.30	(0.28)	0.42	0.17	0.62
Net income (loss)[1]
Basic	0.29	(0.28)	0.45	0.17	0.63
Diluted	0.28	(0.28)	0.45	0.17	0.63
Dividends declared	—	—	—	0.582	0.582
Market price
High	31.74	34.51	33.95	34.59	34.59
Low	28.76	30.45	29.54	29.68	28.76

2003
Net sales	$1,995	$2,162	$2,216	$2,531	$8,904
Gross profit	878	971	969	1,135	3,953
Income from continuing operations before cumulative effect of accounting changes[2]	215	46	275	371	907
Net income[2]	214	35	253	364	866
Per common share
Income from continuing operations before cumulative effect of accounting changes[2]
Basic	0.36	0.08	0.47	0.61	1.51
Diluted	0.36	0.08	0.46	0.60	1.50
Net income[2]
Basic	0.36	0.06	0.43	0.60	1.44
Diluted	0.35	0.06	0.42	0.59	1.43
Dividends declared	—	—	—	0.582	0.582
Market price
High	31.20	26.45	30.66	31.10	31.20
Low	18.64	18.56	23.99	26.44	18.56

[1]	As further discussed in Note 4, the second quarter of 2004 includes a $543 million pre-tax restructuring charge and a $115 million pre-tax special charge, and the fourth quarter of 2004 includes a $289 million pre-tax asset impairment charge.
[2]	The first quarter of 2003 includes a $13 million pre-tax investment impairment charge. The second quarter of 2003 includes a $337 million pre-tax restructuring charge and an $11 million pre-tax expense relating to the early extinguishment of debt. The fourth quarter of 2003 includes $42 million in pre-tax gains relating to asset divestitures and $21 million of pre-tax investment impairment charges.

Baxter common stock is listed on the New York, Chicago, Pacific and SWX Swiss stock exchanges. The New York Stock Exchange is the principal market on which the company’s common stock is traded. At February 28, 2005, there were approximately 60,889 holders of record of the company’s common stock. The equity units discussed in Note 5 are also listed on the New York Stock Exchange under the symbol “BAX Pr.”

DIRECTORS AND OFFICERS

Board of Directors	Executive Officers	Corporate Officers

Walter E. Boomer Retired Chairman and Chief Executive Officer Rogers Corporation	Joy A. Amundson Corporate Vice President President, BioScience	Robert M. Davis Corporate Vice President Treasurer

Blake E. Devitt Former Senior Audit Partner and Director, Pharmaceutical and Medical Device Industry Practice Ernst & Young LLP	Carlos del Salto Corporate Vice President President, Intercontinental/Asia	J. Robert Hurley Corporate Vice President

John D. Forsyth Chairman and Chief Executive Officer Wellmark Blue Cross Blue Shield	David F. Drohan Corporate Vice President President, Medication Delivery	John C. Moon Corporate Vice President Chief Information Officer

Gail D. Fosler Executive Vice President and Chief Economist The Conference Board	J. Michael Gatling Corporate Vice President Global Manufacturing Operations

James R. Gavin III, M.D., Ph.D. Immediate Past President Morehouse School of Medicine	Lawrence T. Gibbons Corporate Vice President Quality

Joseph B. Martin, M.D., Ph.D. Dean of the Faculty of Medicine Harvard Medical School	John J. Greisch Corporate Vice President Chief Financial Officer

Robert L. Parkinson, Jr. Chairman of the Board, Chief Executive Officer and President Baxter International Inc.	Karen J. May Corporate Vice President Human Resources

Carole Uhrich Shapazian Former Executive Vice President Maytag Corporation	Bruce McGillivray Corporate Vice President President, Renal

Thomas T. Stallkamp Industrial Partner Ripplewood Holdings L.L.C.	Robert L. Parkinson, Jr. Chairman of the Board, Chief Executive Officer and President

Kees J. Storm Former Chairman of the Executive Board AEGON N.V. (The Netherlands)	Marla S. Persky Acting General Counsel and Acting Corporate Secretary

Albert P.L. Stroucken Chairman, President and Chief Executive Officer H.B. Fuller Company	Norbert G. Riedel, Ph.D. Corporate Vice President Chief Scientific Officer

Fred L. Turner Former Senior Chairman McDonald’s Corporation	James E. Utts Corporate Vice President President, Europe	Honorary Director William B. Graham Chairman Emeritus of the Board Baxter International Inc.

COMPANY INFORMATION

Corporate Headquarters

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015-4633

Telephone: (847) 948-2000

Internet: www.baxter.com

Stock Exchange Listings

Common Stock Ticker Symbol: BAX

Baxter International Inc. common stock is listed on the New York, Chicago, Pacific and SWX Swiss stock exchanges. The New York Stock Exchange is the principal market on which the company’s common stock is traded.

7% Equity Unit Ticker Symbol: BAX Pr

Baxter International Inc. 7% Equity Units are listed on the New York Stock Exchange.

Annual Meeting

The 2005 Annual Meeting of Stockholders will be held on Tuesday, May 3, at 10:30 a.m. at the Chicago Cultural Center, located at 78 East Washington Street in Chicago, Illinois.

Stock Transfer Agent

Correspondence concerning Baxter International Inc. common stock holdings, lost or missing certificates or dividend checks, duplicate mailings or changes of address should be directed to:

Baxter International Inc. Common Stock

EquiServe Trust Company, N.A.

P.O. Box 43069

Providence, RI 02940-3069

Telephone: (888) 359-8645

Hearing Impaired Telephone: (201) 222-4955

Internet: www.equiserve.com

Baxter International Inc. 7% Equity Units

J.P. Morgan Institutional Trust Services

Telephone: (800) 275-2048

Correspondence concerning Baxter International Inc. Contingent Payment Rights related to the 1998 acquisition of Somatogen, Inc. should be directed to:

U.S. Bank Trust National Association

Telephone: (651) 495-3909

Dividend Reinvestment

The company offers an automatic dividend-reinvestment program to all holders of Baxter International Inc. common stock. Information is available upon request from:

EquiServe Trust Company, N.A.

P.O. Box 43081

Providence, RI 02940-3081

Telephone: (888) 359-8645

Internet: www.equiserve.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Chicago, IL

COMPANY INFORMATION

Information Resources

Internet

www.baxter.com

Please visit our Internet site for information on the company, corporate governance, annual report, Form 10-K, proxy statement, U.S. Securities and Exchange Commission filings and sustainability report.

Information regarding corporate governance at Baxter, including Baxter’s corporate governance guidelines, global business practice standards, and the charters for the committees of Baxter’s board of directors, is available on Baxter’s website at www.baxter.com under “Corporate Governance” and in print upon request by writing to Baxter International Inc., Office of the Corporate Secretary, One Baxter Parkway, Deerfield, Illinois 60015-4633.

Stockholders may elect to view proxy materials and annual reports online via the Internet instead of receiving them by mail. To sign up for this service, please go to www.econsent.com/bax. When the next proxy materials and annual report are available, you will be sent an e-mail message with a proxy control number and a link to a website where you can cast your vote online. Once you provide your consent to receive electronic delivery of proxy materials via the Internet, your consent will remain in effect until you revoke it.

Registered stockholders also may access personal account information online via the Internet by visiting www.equiserve.com and selecting the “Account Access” menu.

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

Other Information

The certifications of the Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of the company’s public disclosure have been filed as Exhibits 31.1 and 31.2 to the company’s Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission. In addition, the company’s Chief Executive Officer submitted to the New York Stock Exchange on May 18, 2004 an annual certification stating that as of the date thereof he was not aware of any violation by the company of the New York Stock Exchange corporate governance listing standards.

A paper copy of the company’s Form 10-K for the year ended December 31, 2004, may be obtained without charge by writing to Baxter International Inc., Investor Relations, One Baxter Parkway, Deerfield, IL 60015-4633. A copy of the company’s Form 10-K and other filings with the U.S. Securities and Exchange Commission may be obtained from the U.S. Securities and Exchange Commission’s website at www.sec.gov or the company’s website at www.baxter.com.

® Baxter International Inc., 2005. All rights reserved.

References in this report to Baxter are intended to refer collectively to Baxter International Inc. and its U.S. and international subsidiaries.

ADVATE, ALYX, ARALAST, Baxter, BLOOD PACK, CLEARSHOT, CLINOMEL, COLLEAGUE, ENLIGHTENEDHRBC, EXELTRA, FEIBA, GALAXY, GAMMAGARD, NANOEDGE, NeisVac-C, OLICLINOMEL, PreFluCel, PROMAXX, RECOMBINATE, SUPRANE, TISSEEL and VIAFLEX are trademarks of Baxter International Inc. and its affiliates.

(recycle graphic) Printed on Recycled Paper

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

as of or for the years ended December 31	2004[1]	2003[2]	2002[3]		2001[4]	2000[5]
Operating Results (in millions)
Net sales	$9,509	8,904	8,099		7,342	6,686
Income from continuing operations before cumulative effect of accounting changes	$383	907	1,026		664	745
Depreciation and amortization	$601	547	440		427	394
Research and development expenses[6]	$517	553	501		426	378

Balance Sheet and Cash Flow Information (in millions)
Capital expenditures	$558	792	852		762	625
Total assets	$14,147	13,707	12,428		10,305	8,709
Long-term debt and lease obligations	$3,933	4,421	4,398		2,486	1,726

Common Stock Information[7]
Average number of common shares outstanding (in millions)[8]	614	599	600		590	585
Income from continuing operations before cumulative effect of accounting changes per common share
Basic	$0.62	1.51	1.71		1.13	1.27
Diluted	$0.62	1.50	1.66		1.09	1.25
Cash dividends declared per common share	$0.582	0.582	0.582		0.582	0.582
Year-end market price per common share[9]	$34.54	30.52	28.00		53.63	44.16

Other Information
Net-debt-to-capital ratio[10]	33.5%	39.3%	39.8%		35.4%	39.3%
Total shareholder return[11]	15.1%	11.1%	(46.7%	)	22.8%	48.1%
Common stockholders of record at year-end	61,298	63,342	62,996		60,662	59,100

[1]	Income from continuing operations includes a pre-tax charge for restructuring of $543 million, a pre-tax impairment charge of $289 million, and a pre-tax special charge of $115 million.
[2]	Income from continuing operations includes a pre-tax charge for restructuring of $337 million.
[3]	Income from continuing operations includes pre-tax in-process research and development (IPR&D) charges of $163 million and a pre-tax research and development (R&D) prioritization charge of $26 million.
[4]	Income from continuing operations includes pre-tax charges for IPR&D and the company’s A, AF and AX series dialyzers of $280 million and $189 million, respectively.
[5]	Income from continuing operations includes pre-tax IPR&D and other special charges of $286 million.
[6]	Excludes pre-tax charges for IPR&D and a pre-tax special charge to prioritize certain of the company’s R&D programs, as applicable in each year, which are reported in separate lines in the consolidated statements of income.
[7]	Share and per share data have been restated for the company’s two-for-one stock split in May 2001.
[8]	Excludes common stock equivalents.
[9]	Market prices are adjusted for the company’s stock dividend and stock split.
[10]	The net-debt-to-capital ratio represents net debt (short-term and long-term debt and lease obligations, net of cash and equivalents) divided by capital (the total of net debt and stockholders’ equity). Management uses this ratio to assess and optimize the company’s capital structure. The net-debt-to-capital ratio is not a measurement of capital structure defined under generally accepted accounting principles. The ratio was calculated in 2004, 2003 and 2002 in accordance with the company’s primary credit agreements, which give 70% equity credit to the company’s equity units (which were issued in 2002). Refer to Note 5 to the consolidated financial statements for further information.
[11]	Represents the total of appreciation in market price plus cash dividends declared on common shares plus the effect of any stock dividends for the year.