Form 10-K, Exhibit 13
period 2005-12-31
BAXTER INTERNATIONAL INC
filed 2006-03-07
CIK 10456

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

The purpose of this section of the Annual Report is to help investors and other users assess the financial condition and the results of operations of Baxter International Inc. (Baxter or the company). Except for the section relating to discontinued operations, the discussion relates to continuing operations only.

Description of the Business

Baxter assists healthcare professionals and their patients with the treatment of complex medical conditions, including hemophilia, immune disorders, infectious diseases, cancer, kidney disease, trauma and other conditions. The company applies its expertise in medical devices, pharmaceuticals and biotechnology to make a meaningful difference in patients’ lives.

The company operates in three segments, Medication Delivery, BioScience and Renal.

The Medication Delivery business is a manufacturer of intravenous (IV) solutions and administration sets, pre-mixed drugs and drug reconstitution systems, pre-filled vials and syringes for injectable drugs, electronic infusion pumps, and other products used to deliver fluids and drugs to patients. The business also provides IV nutrition solutions, containers and compounding systems and services, general anesthetic agents and critical care drugs, contract manufacturing services, and drug packaging and formulation technologies.

The BioScience business manufactures plasma-based and recombinant proteins used to treat hemophilia, and other biopharmaceutical products, including plasma-based therapies to treat immune disorders, alpha 1 antitrypsin deficiency and other chronic blood-related conditions; biosurgery products for hemostasis, wound-sealing and tissue regeneration; and vaccines. The business also manufactures manual and automated blood and blood-component separation and collection systems.

The Renal business manufactures products for peritoneal dialysis (PD), a home therapy for people with end-stage renal disease, or irreversible kidney failure. These products include a range of PD solutions and related supplies to help patients safely perform fluid exchanges, as well as automated PD cyclers that perform solution exchanges for patients overnight while they sleep. The business also distributes products (hemodialysis instruments and disposables, including dialyzers) for hemodialysis, a form of dialysis generally conducted several times a week in a hospital or clinic.

Baxter’s strengths include a global, balanced and diversified business portfolio, with the majority of sales driven by well-recognized brands, as well as long-standing relationships with healthcare providers. Although no single company competes with Baxter in all of its businesses, Baxter faces substantial competition in each of its segments, from international and domestic healthcare and pharmaceutical companies of all sizes. Competition is primarily focused on cost-effectiveness, price, service, product performance and technological innovation. Global efforts toward healthcare cost containment continue to exert pressure on product pricing. This competitive environment requires significant investments in research and development (R&D). In addition, the development and maintenance of customer acceptance of the company’s products involves increased expenditures for sales, marketing and quality programs.

The company’s industry is highly regulated. The company’s products, facilities and operations are subject to regulation by the U.S. Food and Drug Administration (FDA) and other regulatory authorities. The company is committed to working with such regulatory authorities to develop and manufacture safe and effective products for the company’s customers, and allocates significant resources to fulfilling this commitment.

Baxter has approximately 47,000 employees and conducts business in over 100 countries. The company generates over 50% of its revenues outside the United States, and maintains manufacturing and distribution facilities in a number of locations in the United States, Europe, Canada, Asia, Latin America and Australia. These global operations provide extensive resources, and generally lower tax rates, and give Baxter the ability to react quickly to local market changes and challenges. There are foreign currency fluctuation and other risks associated with operating on a global basis, such as price and currency exchange controls, import restrictions, expropriation and other governmental action, as well as volatile economic, social and political conditions in certain countries, particularly in developing countries. Management attempts to manage these risks where feasible and cost beneficial.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year in Review

During the last year, management focused on improving the company’s financial condition, executing the company’s restructuring programs, reengineering business, quality and administrative processes, and strengthening the breadth and depth of the company’s workforce.

Management committed to improve the company’s earnings, strengthen its balance sheet and improve its capital allocation discipline. As discussed in detail below, the company’s net earnings and margins increased during the year. Cash flows from operations totaled over $1.5 billion in 2005, an increase of $170 million as compared to the prior year. This net increase in cash flows in 2005 was after contributing an incremental $439 million to the company’s pension plans in 2005 as compared to 2004. With improved capital allocation discipline, capital expenditures declined $114 million. Under the American Jobs Creation Act of 2004, the company repatriated approximately $2.1 billion in earnings outside the United States. The proceeds from the repatriation were used to reduce debt and fund pension plan contributions. Debt levels declined by almost $1 billion during the year. At the same time, during 2005, the company contributed $574 million to its pension plans (versus $135 million in 2004), settled $379 million of its net investment hedges, reduced net cash proceeds from receivable securitization programs, and increased its investments in R&D and sales and marketing programs. During 2005, each of the primary credit rating agencies favorably changed its outlook on Baxter, from Negative to Stable for S&P and Moody’s, and from Stable to Positive for Fitch.

With respect to its restructuring programs, the company substantially completed the 2004 program during 2005. Approximately 90% of the targeted 4,000 positions have been eliminated through December 2005. The company has also significantly consolidated and reduced its plasma protein capacity, reducing plasma protein inventory by well over $300 million since mid-2003, when the restructuring initiatives began. As discussed below, the company has realized significant cost savings, offsetting certain increased costs in other areas, such as pension and other employee benefits, sales and marketing, interest and manufacturing (due to inflationary increases).

Management has been reengineering many areas of the company’s business, including financial systems and processes, quality and regulatory systems, R&D processes, including prioritization and milestone management, and the company’s strategic planning process. These activities have resulted in a more cost-effective and efficient organization, driving value creation.

The company has devoted substantial resources towards strengthening the talent of its workforce over the last two years, through a combination of internal appointments and the hiring of external talent. Baxter’s team members have significant healthcare and global experience, strong operational and functional skills, and a strong record of results.

During 2005, the company achieved a number of successes. In the BioScience segment, ADVATE (Antihemophilic Factor (Recombinant), Plasma/ Albumin-Free Method) rAHF-PFM, the company’s advanced recombinant therapy for the treatment of hemophilia A, continued to generate strong sales growth, with sales in 2005 exceeding $600 million, as adoption of the product increased throughout the year. The BioScience segment also benefited from new and continued product launches, improved pricing in certain product lines, and new revenue-generating agreements, including an agreement with the American Red Cross.

In the Renal segment, use of PD products continued to grow steadily, particularly in developing markets, where many people with end-stage renal disease are currently under-treated. The company also successfully executed certain divestitures and product line exits. As discussed below, the company recorded a special charge associated with management’s decision to exit the manufacturing of hemodialysis instruments. In addition, the company entered into a new hemodialysis instruments distribution agreement.

In the Medication Delivery segment, sales of IV solutions, specialty nutrition products and disposable sets used with infusion pumps continued to generate solid sales growth. Sales were also favorably impacted by new product launches, as well as increased sales of small volume parenterals. As discussed below, the company continued to exit certain lower-margin distribution businesses outside the United States, and management decided to withdraw the 6060 multi-therapy infusion pump from the market.

As discussed further below, the company has also encountered certain challenges. Sales growth for certain products, such as those in the U.S. dialysis market, has been unfavorably impacted by market consolidation. In addition, the Medication Delivery

MANAGEMENT’S DISCUSSION AND ANALYSIS

segment faced several challenges in 2005, including the impact of generic competition and a hold on shipments of the COLLEAGUE infusion pump due to design issues. As a result of the hold, there were no sales of the COLLEAGUE infusion pump during the last six months of 2005, causing a decline in the segment’s sales for the year. As discussed further below, the company recorded a special charge for costs associated with correcting these issues.

Looking Forward

For the upcoming year, management intends to focus on accelerating value creation and profitable growth by increasing R&D productivity and innovation, renewing the company’s commitment to quality and customer satisfaction, and accelerating business development initiatives. The company is increasing its investments in human and other resources, and has product improvement plans in place, in order to improve the overall quality of the company’s device portfolio. With this renewed focus, management is also providing more frequent and informative communications to customers regarding the company’s products, with the goal of enhancing overall customer satisfaction.

To reach its goal of increasing R&D productivity and innovation, management plans to continue to enhance the prioritization, management and approval of projects, matching scientific and technical skill sets, determining the appropriate level of resources, and creating an environment that rewards science and innovation. Management also expects to increase R&D expenditures in 2006.

Management will continue to evaluate the business portfolio, with the objective of increasing sales growth. Management plans to achieve this objective by further strengthening its relationships with healthcare providers, enhancing its market positions, expanding globally, exiting low-margin businesses, and focusing on accelerating high-quality growth opportunities.

From a financial standpoint, management plans to continue to focus on generating strong and sustainable cash flows and appropriately managing the balance sheet. Management is seeking out and capitalizing on opportunities to expand the company’s gross margin and reduce administrative costs, with the goal of increasing the return on invested capital. In addition to the ongoing benefits from the 2003 and 2004 restructuring programs, with the continued execution of R&D prioritization initiatives, pricing improvements, and the exiting of low-margin businesses, management plans to continue to reengineer business and administrative processes, revise management incentive programs to better align goals and behaviors with critical business outcomes, and identify other margin expansion and cost reduction opportunities to drive shareholder value.

RESULTS OF OPERATIONS

Net Sales

				Percent change

years ended December 31 (in millions)	2005	2004	2003	2005		2004

Medication Delivery	$3,990	$4,047	$3,827	(1%	)	6%
BioScience	3,852	3,504	3,269	10%		7%
Renal	2,007	1,958	1,808	3%		8%

Total net sales	$9,849	$9,509	$8,904	4%		7%

				Percent change

years ended December 31 (in millions)	2005	2004	2003	2005		2004

United States	$4,383	$4,460	$4,279	(2%	)	4%
International	5,466	5,049	4,625	8%		9%

Total net sales	$9,849	$9,509	$8,904	4%		7%

Foreign exchange benefited sales growth by 2 percentage points in 2005 and by 4 percentage points in 2004, primarily because the U.S. Dollar weakened relative to the Euro. Foreign currency fluctuations favorably impacted sales growth for all three segments.

Medication Delivery Net sales for the Medication Delivery segment decreased 1% in 2005 and increased 6% in 2004 (including 2 percentage points in 2005 and 3 percentage points in 2004 relating to the favorable impact of foreign currency fluctuations).

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a summary of sales by significant product line.

				Percent change

years ended December 31 (in millions)	2005	2004	2003	2005		2004

IV Therapies	$1,225	$1,154	$1,100	6%		5%
Drug Delivery	818	840	744	(3%	)	13%
Infusion Systems	853	928	885	(8%	)	5%
Anesthesia	1,021	1,037	976	(2%	)	6%
Other	73	88	122	(17%	)	(28%	)

Total net sales	$3,990	$4,047	$3,827	(1%	)	6%

IV Therapies

This product line principally consists of IV solutions and nutritional products. Because approximately two-thirds of IV Therapies’ sales are generated outside the United States, sales growth in this product line benefited from the weakened U.S. Dollar in both 2005 and 2004. Excluding the impact of currency fluctuations, sales increased globally in 2005, with sales growth of intravenous solutions particularly strong. Sales growth in 2004 was partially impacted by reduced pricing included in renegotiated long-term contracts with certain group purchasing organizations (GPOs). Also, sales volume growth in 2004 was unfavorably impacted by domestic wholesaler inventory reduction actions and lower sales of nutritional products used with automated compounding equipment.

Drug Delivery

This product line primarily consists of pre-mixed drugs and contract services, principally for pharmaceutical and biotechnology customers. The trend in sales over the three-year period was impacted by a $10 million order in 2005 and a $45 million order in 2004 by the U.S. government related to its biodefense program, contributing to the product line’s sales growth in 2004 and sales decline in 2005. Sales levels in 2005 were also unfavorably impacted by pricing pressures from generic competition related to the expiration of the patent for Rocephin, a frozen pre-mixed antibiotic. Favorably impacting sales growth in 2005 were increased sales of small volume parenterals. Favorably impacting sales growth in 2004 were increased contract services revenues, and increased sales of certain generic and branded pre-mixed drugs and small volume parenterals. This sales growth in 2004 was partially offset by the unfavorable impact of the renegotiated GPO contracts.

Infusion Systems

Sales of electronic infusion pumps declined in 2005 principally due to the company’s decision in July 2005 to stop shipping new COLLEAGUE infusion pumps due to certain pump design issues. Refer to Note 3 to the consolidated financial statements and the discussion below for additional information, including a charge recorded during 2005 relating to this matter. As a result of the company’s decision to stop shipping new COLLEAGUE infusion pumps, there were no sales of the pumps in the last six months of 2005. The company’s sales of COLLEAGUE pumps totaled approximately $170 million in 2004. However, despite the hold on shipments of COLLEAGUE pumps, the segment’s sales of disposable tubing sets used with pumps increased during 2005. In addition, as also discussed in Note 3, in 2005 the company decided to withdraw its 6060 multi-therapy infusion pump from the market, and recorded a charge in 2005. Sales of the 6060 pump are not material. Partially offsetting these declines in 2005 was solid sales growth in other products outside the United States. In 2004, sales growth in electronic infusion pumps and related tubing sets was primarily driven by higher sales of devices. Increased device volume in the United States and Canada was partially offset by reduced pricing in 2004. The growth in volume in the United States in 2004 was partially due to the timing of GPO contract awards, as certain customers delayed capital purchases in the prior year in anticipation of a new contract award. The reduced pricing in 2004 was principally due to the renegotiated GPO contracts.

Anesthesia

Sales volume and pricing of generic propofol was negatively impacted by the entry of an additional competitor in 2005. Partially offsetting this sales decline in 2005 were increased sales relating to the launch of a new generic vial product, ceftriaxone, higher sales of SUPRANE (Desflurane, USP), an inhaled anesthetic agent, increased sales of generic products, and strong growth in international

MANAGEMENT’S DISCUSSION AND ANALYSIS

markets. Sales growth in anesthesia products in 2004 reflected stable pricing and volume growth, with volume growth partially impacted by wholesaler inventory reduction actions in the United States with respect to SUPRANE.

Other

This category primarily includes other hospital-distributed products in international markets. The decline in sales during 2005 and 2004 was largely due to the continued exit of certain lower-margin distribution businesses outside the United States.

BioScience Sales in the BioScience segment increased 10% in 2005 and 7% in 2004 (including 1 percentage point in 2005 and 4 percentage points in 2004 relating to the favorable impact of foreign currency fluctuations).

The following is a summary of sales by significant product line.

				Percent change

years ended December 31 (in millions)	2005	2004	2003	2005		2004

Recombinants	$1,527	$1,329	$1,123	15%		18%
Plasma Proteins	1,023	1,037	1,005	(1%	)	3%
Antibody Therapy	452	336	311	35%		8%
Transfusion Therapies	547	550	553	(1%	)	(1%	)
Other	303	252	277	20%		(9%	)

Total net sales	$3,852	$3,504	$3,269	10%		7%

Recombinants

The primary driver of sales growth in the BioScience segment during 2005 and 2004 was increased sales volume of recombinant Factor VIII products. Factor VIII products are used in the treatment of hemophilia A, which is a bleeding disorder caused by a deficiency in blood clotting Factor VIII. Sales growth was fueled by the continuing adoption by customers of the advanced recombinant therapy, ADVATE, which received regulatory approval in the United States in July 2003 and in Europe in March 2004. Sales of ADVATE totaled over $600 million in 2005. ADVATE is the first and only Factor VIII product made without any added human or animal proteins in the cell culture, purification or final formulation process, thereby eliminating the risk of infections caused by viruses that could potentially be contained in these proteins.

Plasma Proteins

The primary driver of the sales decline in plasma-based products (excluding antibody therapies) in 2005 was the new agreement with the American Red Cross (ARC). Effective at the beginning of the third quarter of 2005, the company and the ARC terminated their contract manufacturing agreement and replaced it with a plasma procurement agreement. This new arrangement has resulted in lower revenues for the Plasma Proteins product line as compared to the prior arrangement (however, this impact is being offset by increased sales in the Antibody Therapy product line, as further discussed below). Aside from the impact of the ARC agreement termination, sales of FEIBA, an anti-inhibitor coagulant complex, increased in both 2005 and 2004, partly due to improved pricing for this product. Sales of TISSEEL, the company’s plasma-based product for hemostasis, also contributed to the growth rate in both 2005 and 2004. Sales of plasma to third parties declined as a result of management’s decision to exit certain lower-margin contracts. In addition, sales growth has been impacted by the continuing shift in the market from plasma-based to recombinant hemophilia products.

Antibody Therapy

Higher sales of IVIG (intravenous immunoglobulin), which is used in the treatment of immune deficiencies, fueled sales growth during both 2005 and 2004, with pricing in the United States continuing to improve. The company launched a liquid formulation of IVIG in the United States in September 2005. Because it doesn’t need to be reconstituted prior to infusion, the liquid formulation offers added convenience for clinicians and patients. Sales volume also increased in 2005 as a result of the new agreement with the ARC (as discussed above). In addition, sales of WinRho SDF [Rho(D) Immune Globulin Intravenous

MANAGEMENT’S DISCUSSION AND ANALYSIS

(Human)], which is a product used to treat a critical bleeding disorder, contributed to the product line’s sales growth in 2005. The company acquired the U.S. marketing and distribution rights relating to this product in the first quarter of 2005.

Transfusion Therapies

The transfusion therapies product line includes products and systems for use in the collection and preparation of blood and blood components. Sales volume and pricing was unfavorably impacted by consolidation by customers in the plasma industry in both 2005 and 2004. Partially offsetting this impact was continued penetration in the United States of ALYX, a system for the automated collection of red blood cells and plasma.

Other

Other BioScience products primarily consist of vaccines and non-plasma-based hemostasis products. Sales of vaccines, which fluctuate based on the timing of government tenders, increased during 2005, due to both increased volume and improved pricing. The growth was principally related to sales of FSME Immun (for the prevention of tick-borne encephalitis) and NeisVac-C (for the prevention of meningitis C). Sales of smallpox and NeisVac-C vaccines were lower in 2004 due to the timing of tenders. The company’s non-plasma-based sealants, FloSeal and CoSeal, generated strong sales growth in both 2005 and 2004.

Renal Sales in the Renal segment increased 3% in 2005 and 8% in 2004 (including 3 percentage points in 2005 and 4 percentage points in 2004 relating to the favorable impact of foreign currency fluctuations). Sales growth in the Renal segment particularly benefited from the weakened U.S. dollar during the three-year period ended December 31, 2005 because approximately three-quarters of this segment’s revenues are generated outside the United States.

The following is a summary of sales by significant product line.

				Percent change

years ended December 31 (in millions)	2005	2004	2003	2005		2004

PD Therapy	$1,534	$1,445	$1,344	6%		8%
HD Therapy	454	499	447	(9%	)	12%
Other	19	14	17	36%		(17%	)

Total net sales	$2,007	$1,958	$1,808	3%		8%

PD Therapy

Peritoneal dialysis, or PD Therapy, is a dialysis treatment method for end-stage renal disease. PD Therapy, which is used primarily at home, uses the peritoneal membrane, or abdominal lining, as a natural filter to remove waste from the bloodstream. In addition to the favorable impact of foreign currency fluctuations, the sales growth in both 2005 and 2004 was primarily driven by an increased number of patients in the majority of markets, principally in Asia, Latin America and Europe. Increased penetration of PD Therapy products continues to be strong in emerging markets, where many people with end-stage renal disease are currently under-treated.

HD Therapy

Hemodialysis, or HD Therapy, is another form of end-stage renal disease dialysis therapy, which is generally performed in a hospital or outpatient center. HD Therapy works by removing wastes and fluid from the blood by using a machine and a filter, also known as a dialyzer. The sales decline during 2005 was principally due to the divestiture of the Renal Therapy Services (RTS) business in Taiwan at the end of the first quarter of 2005 (where the company’s revenues totaled approximately $20 million per quarter in 2004). Total revenue from the segment’s services businesses has declined due to the company’s decision to exit these lower-margin businesses. The impact of the RTS Taiwan divestiture was partially offset by the favorable impact of foreign currency fluctuations. As further discussed below and in Note 3, in 2005, the company decided to discontinue the manufacture of HD instruments. Separately, the company entered into an agreement with Gambro Renal Products (Gambro) to distribute Gambro’s HD instruments and related ancillary products. The decision and new agreement are not expected to have a significant impact on sales. In 2004, sales of HD Therapy products grew as a result of strong sales of dialyzers, which the segment distributes

MANAGEMENT’S DISCUSSION AND ANALYSIS

in the United States, due to the launch of the single-use EXELTRA dialyzer. Growth in 2004 was also partially driven by increased service revenues from the RTS business outside the United States.

Gross Margin and Expense Ratios

years ended December 31 (as a percent of sales)	2005	2004	2003

Gross margin	41.6%	41.2%	44.4%
Marketing and administrative expenses	20.6%	20.6%	20.3%

Gross Margin

2005 vs. 2004 The improvement in gross margin in 2005 was principally driven by increased sales of higher-margin recombinant products, largely the result of the conversion to ADVATE, improved pricing for certain products, such as IVIG, as well as continuing benefits from the company’s restructuring initiatives. These improvements were partially offset by the net impact (1.3 percentage points of gross margin) of certain special charges recorded in both 2005 and 2004, as well as increased costs associated with the company’s pension plans (as further discussed below) and increased raw material costs.

During 2005 the company recorded $176 million of special charges that were classified in cost of goods sold in the consolidated statement of income. These charges decreased the gross margin in 2005 by 1.7 percentage points. Approximately $126 million of these charges related to the company’s Medication Delivery segment infusion pumps ($77 million for costs associated with correcting the issues related to the COLLEAGUE infusion pump and $49 million for costs associated with withdrawing the 6060 multi-therapy infusion pump). The remaining $50 million charge related to management’s decision to discontinue the manufacture of the Renal segment’s HD instruments. Refer to Note 3 for additional information on these charges.

During 2004, and as further discussed in Notes 1 and 5, the company recorded $28 million of inventory charges and $17 million of foreign currency hedge adjustments (both relating to the BioScience segment). These charges decreased the gross margin in 2004 by 0.4 percentage points.

2004 vs. 2003 The decline in gross margin in 2004 was primarily driven by changes in product mix, pricing pressures, hedging losses and increased costs relating to the company’s pension plans. In addition, the above-mentioned increased inventory reserves and foreign currency hedge adjustments contributed to the decline in the gross margin in 2004. These factors were partially offset by cost savings relating to the company’s restructuring programs.

Marketing and Administrative Expenses

2005 vs. 2004 The marketing and administrative expenses ratio was unchanged from 2004 to 2005. Certain expenses declined due to cost savings relating to the company’s restructuring initiatives and other actions designed to reduce the company’s expense base, along with net favorable adjustments to receivables. In addition, as discussed in Note 1, $55 million in charges relating to receivables were recorded in 2004, which increased the company’s expense ratio in the prior year. Offsetting these reductions in expenses in 2005 were increased pension plan costs and higher spending on marketing programs in the BioScience segment.

2004 vs. 2003 The marketing and administrative expenses ratio increased during 2004. The above-mentioned $55 million of increased receivable reserves recorded in 2004 increased the expense ratio in 2004. Expenses also increased because of foreign currency fluctuations, higher pension plan costs, and the impact of reduced costs in 2003 due to a change in the employee vacation policy. Partially offsetting these increases were the benefits of the company’s restructuring programs.

Pension Plan Expenses

Pension plan expenses increased $53 million in 2005 and $52 million in 2004, as detailed in Note 7, unfavorably impacting the company’s gross margin and expense ratio in both 2005 and 2004. The increased expenses were partially due to changes in assumptions, as well as increased amortization of unrecognized losses. For the company’s domestic plans, which represent over three-quarters of the company’s total pension assets and obligations, the discount rate decreased from 6.75% in 2003 to 6% in

MANAGEMENT’S DISCUSSION AND ANALYSIS

2004 to 5.75% in 2005. The expected return on assets decreased from 10% in 2004 to 8.5% in 2005, and was unchanged at 10% from 2004 to 2003. In addition to the impact of the changes in assumptions, pension plan expenses also increased due to changes in demographics and investment returns, which increased actuarial loss amortization expenses.

Pension plan expenses are expected to further increase in 2006 by approximately $24 million, primarily due to higher actuarial loss amortization expense, and a change in the actuarial mortality tables used in the valuations, partially offset by the impact of the $574 million of contributions made to the company’s pension plans in 2005. For the domestic plans, the discount rate will remain at 5.75% and the expected return on plan assets will remain at 8.5% for 2006. Refer to the Critical Accounting Policies section below for a discussion of how the pension plan assumptions are developed, mortality tables are selected, and actuarial losses are amortized, and the impact of these factors on pension plan expense.

Research and Development

				Percent change

years ended December 31 (in millions)	2005	2004	2003	2005	2004

Research and development expenses	$533	$517	$553	3%	(7%	)
as a percent of sales	5.4%	5.4%	6.2%

R&D expenses increased in 2005, with increased spending on certain projects, primarily in the BioScience segment, partially offset by restructuring-related cost savings. Contributing to the increased R&D expenses were payments associated with two agreements entered into during 2005, one with Nektar Therapeutics and the other with Lipoxen Technologies, to develop longer-acting forms of blood clotting proteins. The objective of these BioScience segment collaborations is to reduce the frequency of injections required to treat blood clotting disorders such as hemophilia A. The company also entered into an agreement with Kuros Biosurgery AG to obtain exclusive rights to develop and commercialize hard and soft tissue-repair products using the partner’s proprietary biologics and related binding technology. The objective of this collaboration is to position the BioScience segment to broaden its presence in the fast-growing orthobiologic market. In addition, the products to be developed under this agreement complement the current product portfolio and build on the company’s strategy to develop surgical therapies for tissue and bone regeneration.

R&D expenses declined in 2004, with increased spending on certain projects across the three segments more than offset by restructuring-related cost savings and the termination of certain programs (such as the recombinant hemoglobin protein project, which was terminated in the second quarter of 2003).

Management’s strategy is to focus investments on key R&D initiatives, which management believes will maximize the company’s resources and generate the most significant return on the company’s investments. To reach its goal of increasing R&D productivity and innovation, management continues to enhance the prioritization, management and approval of projects, matching scientific and technical skill sets, determining the appropriate level of resources, and creating an environment that rewards science and innovation. Management expects to increase R&D expenditures in 2006 as part of the overall achievement of these goals.

Approvals

In 2005, the company’s R&D activities resulted in the following FDA approvals:

•	The company’s next-generation liquid IVIG product;

•	A second source of plasma to be used in the manufacture of ARALAST, a therapy for patients with alpha 1 antitrypsin deficiency, which can lead to hereditary emphysema;

•	FLEXBUMIN, the first albumin to be packaged in a flexible container;

•	Frozen and pre-mixed ceftriaxone, the generic version of Roche Pharmaceutical’s Rocephin;

•	WinRho SDF Liquid, a product used to treat a critical bleeding disorder called immune thrombocytopenic purpura;

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	The expanded use of the ALYX system for the automated collection of red blood cells and plasma;

•	HYLENEX, a drug-delivery technology to enhance the absorption of injectable drugs, for which Baxter acquired exclusive sales and marketing rights in the United States and Europe;

•	Seven-day storage of leukoreduced, apheresis platelets collected on the AMICUS Separator, allowing for an extended shelf life; and

•	TricOs T Bone Void Filler, indicated to treat bone gaps or defects resulting from surgery or traumatic injury.

Regulatory approvals received outside the United States in 2005 included the approval of ADVATE in Australia, ADVATE for pediatric use in Europe, EXTRANEAL in Mexico, and PHYSIONEAL in Australia. In January 2006, the company obtained approval in Europe for its new liquid IVIG product.

Pipeline

In 2005, the company also continued to make significant strides with respect to its R&D pipeline. Accomplishments included filing for approval to market ADVATE in additional countries. The company also completed Phase I clinical trials on inhaled insulin, incorporating the company’s proprietary PROMAXX drug-formulation technology, and completed a Phase I clinical trial for adult stem cell therapy in cardial ischemia. In addition, the company progressed on other R&D projects such as an ultra high-potency ADVATE, as well as ADVATE with improved half-life, next-generation PD solutions, cyclers and connection systems, CLEARSHOT (clear copolymer-based, aseptically pre-filled syringe), SOLOMIX (next-generation enhanced drug packaging systems), as well as other projects.

Restructuring Charges, Net

The company recorded restructuring charges totaling $543 million in 2004 and $337 million in 2003. The net-of-tax impact of the charges was $394 million ($0.64 per diluted share) in 2004 and $202 million ($0.33 per diluted share) in 2003. In 2005, the company recorded income adjustments to these charges totaling $109 million ($83 million on a net-of-tax basis, or $0.13 per diluted share). The following is a summary of the charges and adjustments.

2004 Restructuring Charge The company recorded a $543 million restructuring charge in 2004, principally associated with management’s decision to implement actions to reduce the company’s overall cost structure and to drive sustainable improvements in financial performance. The charge was primarily for severance and costs associated with the closing of facilities (including the closure of additional plasma collection centers) and the exiting of contracts.

These actions included the elimination of over 4,000 positions, or 8% of the global workforce, as management reorganized and streamlined the company. Approximately 50% of the eliminated positions were in the United States. Approximately three-quarters of the estimated savings impacted general and administrative expenses, with the remainder primarily impacting cost of goods sold. The eliminations impacted all three of the company’s segments, along with the corporate headquarters and administrative functions.

During 2005 and 2004, $101 million and $92 million, respectively, of the reserve for cash costs was utilized. Approximately $70 million of the remaining reserve is expected to be utilized in 2006, with the rest of the cash outflows principally relating to certain long-term leases. The payments are being funded with cash generated from operations. Approximately 90% of the targeted positions have been eliminated as of December 31, 2005. See discussion below and Note 3 for additional information, including a discussion of restructuring charge adjustments recorded in 2005 based on changes in estimates and completion of planned actions.

Management’s original estimates of the benefits of the program are unchanged. The initiatives yielded savings of approximately $0.22 per diluted share during 2005, or incremental savings of $0.17 as compared to full-year 2004. Once fully implemented in 2006, management anticipates incremental annual savings compared to 2005 of approximately $0.10 per diluted share.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2003 Restructuring Charge The company recorded a $337 million restructuring charge in 2003, principally associated with management’s decision to close certain facilities and reduce headcount by approximately 3,200 positions on a global basis. Management undertook these actions in order to position the company more competitively and to enhance profitability. The company closed 26 plasma collection centers in the United States, as well as a plasma fractionation facility located in Rochester, Michigan. In addition, the company consolidated and integrated several facilities, including facilities in Maryland; Frankfurt, Germany; Issoire, France; and Mirandola, Italy. Management discontinued Baxter’s recombinant hemoglobin protein program because it did not meet expected clinical milestones. Also included in the restructuring charge were costs related to other reductions in the company’s workforce. This program is substantially complete. The remaining reserve principally relates to severance and other cash payments relating to lease agreements. The payments are being funded with cash generated from operations. See discussion below as well as Note 3 for additional information, including a discussion of restructuring charge adjustments recorded in 2005 based on changes in estimates and completion of planned actions.

Management estimates that the cost savings totaled approximately $0.15 per diluted share in 2004 and approximately $0.05 per diluted share in 2003 (since the June 2003 announcement date). As mentioned above, these benefits were offset by increased employee benefit costs.

2005 Adjustments to Restructuring Charges During 2005, the company recorded a $109 million benefit relating to the adjustment of restructuring charges recorded in 2004 and 2003, as the implementation of the programs progressed, actions were completed, and management refined its estimates of remaining spending. The restructuring reserve adjustments principally related to severance and other employee-related costs. The company’s targeted headcount reductions are being achieved with a higher level of attrition than originally anticipated. Accordingly, the company’s severance payments are projected to be lower than originally estimated. The remaining reserve adjustments principally related to changes in estimates regarding certain contract termination costs, certain adjustments related to asset disposal proceeds that were in excess of original estimates, and the finalization of certain employment termination arrangements. Additional adjustments may be recorded in the future as the restructuring programs are completed. Refer to Note 3 for additional information.

Other Special Charges

In 2004, the company recorded a $289 million impairment charge (classified in the other special charges line in the consolidated statement of income) relating to its PreFluCel influenza vaccine, recombinant erythropoietin drug (EPOMAX) for the treatment of anemia, and Thousand Oaks, California Suite D manufacturing assets. The net-of-tax impact of these impairment charges was $245 million ($0.40 per diluted share). Refer to Note 3 for additional information.

Net Interest Expense

Net interest expense increased $19 million, or 19%, in 2005, due to higher interest rates and the execution of the net investment hedge mirror strategy, as further discussed below, partially offset by a lower average debt level and higher interest income. Net interest expense increased $12 million, or 14%, in 2004, due to higher interest rates and lower capitalized interest, partially offset by a lower average net debt level. Net interest expense is expected to decline significantly in 2006, principally due to lower debt levels.

Other Expense, Net

Other expense, net was $77 million in both 2005 and 2004 and $42 million in 2003. Refer to Note 2 for a table that details the components of other expense, net for the three years ended December 31, 2005. The increase in other expense, net in 2004 primarily related to lower equity method income and lower gains on divestitures, principally due to the company’s divestiture of its equity method investment in Acambis plc (Acambis) in late 2003.

Pre-Tax Income

Refer to Note 10 for a summary of financial results by segment. Certain items are maintained at the company’s corporate level and are not allocated to the segments. These items primarily include certain foreign currency fluctuations, the majority of the foreign currency and interest rate hedging activities, net interest expense, income and expense related to certain non-strategic

MANAGEMENT’S DISCUSSION AND ANALYSIS

investments, corporate headquarters costs, certain employee benefit plan costs, certain nonrecurring gains and losses and certain special charges (such as restructuring and certain asset impairments). The following is a summary of significant factors impacting the segments’ financial results.

Medication Delivery Pre-tax income decreased 22% in 2005 and increased 4% in 2004. The primary driver of the decline in pre-tax income in 2005 was the company’s decision to hold shipments of new COLLEAGUE and certain other infusion pumps in July 2005, along with the $126 million of infusion pump charges discussed above. In addition, the decline in pre-tax earnings in 2005 was driven by generic competition for certain products and the impact of the significant order in 2004 by the U.S. government related to its biodefense program. Partially offsetting these items were the continued benefits from the restructuring program and foreign currency fluctuations (as noted above, the majority of foreign currency hedging activities for all segments are recorded at the corporate level, and are not included in segment results). The growth in pre-tax income in 2004 was primarily the result of sales growth, the close management of costs, restructuring-related benefits, and foreign currency fluctuations. As noted above, these factors were partially offset in 2004 by the gross margin impact of reduced pricing in the renegotiated long-term contracts with GPOs.

BioScience Pre-tax income increased 42% in 2005 and decreased 1% in 2004. The primary driver of the increase in pre-tax income in 2005 was the strong sales of higher-margin recombinant products, which was fueled by the continued adoption of ADVATE. Also contributing to the increased pre-tax earnings was improved pricing in certain product lines, such as IVIG, the close management of costs, restructuring-related benefits, foreign currency fluctuations and the impact of the 2004 charges discussed below. Partially offsetting this growth was the impact of higher spending on marketing programs as well as increased R&D spending. As discussed above, the BioScience segment entered into two agreements during 2005 to develop longer-acting forms of blood clotting proteins. The decrease in pre-tax income in 2004 was primarily due to increased inventory reserves and an asset impairment charge (as discussed in Notes 1 and 3) and lower margins in the segment’s plasma-based products and vaccines businesses. In addition, equity method income was lower in 2004 as compared to 2003 due to the above-mentioned divestiture of the company’s investment in Acambis in late 2003. These factors were partially offset in 2004 by lower R&D spending as a result of prioritization initiatives (including the termination of the recombinant hemoglobin protein project in mid-2003), stronger sales of higher-margin recombinant products, the close management of costs, restructuring-related benefits, and foreign currency fluctuations.

Renal Pre-tax income decreased 10% in 2005 and increased 14% in 2004. The decline in pre-tax income in 2005 was principally due to the $50 million charge associated with the exit of the hemodialysis instruments manufacturing business. Partially offsetting this decline was the impact of the close management of costs, restructuring-related benefits, reduced R&D spending and foreign currency fluctuations. The increase in pre-tax income in 2004 was primarily due to solid sales growth, foreign currency fluctuations, the close management of costs, and restructuring-related benefits. These factors were partially offset by the impact of higher sales of lower-margin hemodialysis products and a change in geographic mix.

Other As mentioned above, certain income and expense amounts are not allocated to the segments. These amounts are detailed in the table in Note 10 and include net interest expense, restructuring, certain foreign currency fluctuations and hedging activities, and other corporate items.

The increase in the expense for other corporate items over the three-year period was partially due to increased pension plan expenses each year. As discussed above, these expenses increased due to changes in the discount rate and expected return on assets assumption, as well as increased amortization of unrecognized losses. Partially offsetting the increased expenses in 2005 and 2004 were declines in corporate headquarters spending due to the implementation of actions designed to reduce the company’s expense base.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

The American Jobs Creation Act of 2004
In October 2004, the American Jobs Creation Act of 2004 (the Act) was enacted. The Act created a one-time incentive for U.S. corporations to repatriate undistributed foreign earnings by providing an 85% dividends received deduction. This allowed U.S. companies to repatriate non-U.S. earnings through 2005 at a substantially reduced rate, provided that certain criteria were met.

Under a plan approved by the company’s board of directors in September 2005, during the fourth quarter of 2005 the company repatriated approximately $2.1 billion in earnings previously considered indefinitely reinvested outside the United States. The company recorded income tax expense of $191 million associated with this repatriation. Refer to Note 8 for information regarding earnings outside the United States that were not repatriated during 2005.

As further discussed below, the repatriation principally consisted of existing off-shore cash, proceeds from the issuance of notes and an existing European credit facility. Repatriation cash proceeds are being reinvested in the company’s domestic operations in accordance with the Act. The majority of the proceeds were used in 2005 to reduce the company’s debt and contribute to its pension plans.

Effective Income Tax Rate

The effective income tax rate was 34% in 2005, 11% in 2004 and 20% in 2003.

The changes in the effective income tax rate each year were due to a number of factors and events. As discussed above, included in results of operations in 2005, 2004 and 2003 were certain unusual or nonrecurring pre-tax charges and income items. The company’s effective income tax rate was impacted by these items, which were tax-effected at varying rates, depending on the particular tax jurisdictions.

The effective tax rate for 2005 was also impacted by the $191 million one-time income tax charge related to the repatriation of foreign earnings, as well as other income tax items discussed in Note 8. The effective income tax rate in 2004 was impacted by favorable settlements in certain jurisdictions around the world. As a result of the completion of tax audits in 2004, $55 million of reserves for matters previously under review were reversed into income. Also included in income tax expense in 2004 was a $25 million benefit related to tax rate changes in certain foreign jurisdictions. The effective income tax rate in 2003 was impacted by the one-time tax cost of nondeductible foreign dividends paid as the company converted to a new tax structure in certain regions.

Together, the special charges and unique events increased the effective tax rate by 16 points in 2005, and decreased the effective tax rate in 2004 and 2003 by 13 points and 6 points, respectively. Excluding any discrete items, management anticipates that the effective income tax rate will be approximately 20% to 21% in 2006.

Refer to Note 8 for further information regarding the company’s income taxes.

Income From Continuing Operations Before the Cumulative Effect of Accounting Changes and Related per Diluted Share Amounts

Income from continuing operations was $958 million in 2005, $383 million in 2004 and $907 million in 2003 (before the cumulative effect of accounting changes). The corresponding net earnings per diluted share were $1.52 in 2005, $0.62 in 2004 and $1.50 in 2003. The significant factors and events causing the net changes from 2004 to 2005 and from 2003 to 2004 are discussed above.

Income (Loss) From Discontinued Operations

In 2002, management decided to divest certain businesses, principally the majority of the services businesses included in the Renal segment. Management’s decision was based on an evaluation of the company’s business strategy and the economic conditions in certain geographic markets. Most of the divestitures were completed in 2003 and 2004, and at December 31, 2005, the divestiture plan was substantially complete.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Changes in Accounting Principles

During 2003, the company adopted Statement of Financial Accounting Standards (SFAS) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” and Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities.” Upon adoption, Baxter recorded charges to earnings for the cumulative effect of these changes in accounting principles totaling $17 million (net of income tax benefit of $5 million). Refer to Note 1 for further information.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. A summary of the company’s significant accounting policies is included in Note 1. Certain of the company’s accounting policies are considered critical because these policies are the most important to the depiction of the company’s financial statements and require significant, difficult or complex judgments by management, often requiring the use of estimates about the effects of matters that are inherently uncertain. Actual results that differ from management’s estimates could have an unfavorable effect on the company’s results of operations and financial position. The company applies estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting pronouncements, there have been no significant changes in the company’s application of its critical accounting policies during 2005. The company’s critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. The following is a summary of accounting policies that management considers critical to the company’s consolidated financial statements.

Revenue Recognition and Related Provisions and Allowances

The company’s policy is to recognize revenues from product sales and services when earned, as defined by GAAP. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectibility is reasonably assured. The shipping terms for the majority of the company’s revenue arrangements are FOB destination. In accordance with GAAP, the recognition of revenue is delayed if there are significant post-delivery obligations, such as training, installation or customer acceptance.

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

Management periodically and systematically evaluates the collectibility of accounts receivable and determines the appropriate reserve for doubtful accounts. In determining the amount of the reserve, management considers historical credit losses, the past due status of receivables, payment history and other customer-specific information, and any other relevant factors or considerations. Because of the nature of the company’s customer base and the company’s credit and collection policies and procedures, write-offs of accounts receivable have historically not been significant (generally 2% or less of gross receivables).

The company also provides for the estimated costs that may be incurred under its warranty programs when the cost is both probable and reasonably estimable, which is at the time the related revenue is recognized. The cost is determined based upon actual company experience for the same or similar products as well as other relevant information. Estimates of future costs under the company’s warranty programs could change based on developments in the future. Management is not able to estimate the probability or amount of any future developments that could impact the reserves, but believes presently established reserves are adequate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Stock-Based Compensation

The company applies the intrinsic value method in accounting for its stock-based compensation plans in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. In accordance with this method, other than for modifications to existing awards, no expense is generally recognized for the company’s stock option and employee stock purchase plans. Included in Note 1 are disclosures of pro forma net income and earnings per share as if the company had accounted for its employee stock plans based on the fair value method described in SFAS No. 123, “Accounting for Stock-Based Compensation.” That is, the pro forma disclosures assume Baxter had expensed the cost of stock options and employee stock purchase subscriptions in its consolidated income statement. The fair value method requires management to make assumptions, including estimated option and purchase plan lives and the future volatility of Baxter’s stock price. Management arrives at these assumptions by analyzing historical data. The use of different assumptions would result in different pro forma amounts of net income and earnings per share. Management is not able to estimate the probability of actual results differing from expected results, but believes the company’s assumptions are appropriate, based upon historical experience.

Refer to the discussion below regarding the newly issued stock compensation accounting rules, which the company will adopt on January 1, 2006.

Pension and Other Postemployment Benefit Plans

The company provides pension benefits and other postemployment benefits (OPEB) to certain of its employees. These employee benefit expenses are reported in the same line items in the consolidated income statement as the applicable employee’s compensation expense. The valuation of the funded status and net expense for the plans are calculated using actuarial assumptions. These assumptions are reviewed annually, and revised if appropriate. The significant assumptions include the following:

•	interest rates used to discount pension and OPEB plan liabilities;

•	the long-term rate of return on pension plan assets;

•	rates of increases in employee compensation (used in estimating liabilities);

•	anticipated future healthcare costs (used in estimating the OPEB plan liability); and

•	other assumptions involving demographic factors such as retirement, mortality and turnover (used in estimating liabilities).

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

The company’s assumptions are listed in Note 7. The most critical assumptions relate to the plans covering U.S. and Puerto Rican employees, because these plans are the most significant to the company’s consolidated financial statements.

Discount Rate Assumption

For the U.S. and Puerto Rico plans, the company used a discount rate of 5.75% for both the pension and OPEB plans, the same as in the prior year. This 2005 measurement date assumption will be used in calculating the expense for these plans in 2006.

Management refined its methodology for determining the discount rate assumption in 2005, and believes the new methodology is preferable because it results in a more appropriate discount rate assumption. In prior years, the company primarily used the Moody’s Aa corporate bond index, and adjusted for differences in duration between the bonds in the index and Baxter’s pension and OPEB plan liabilities (incorporating expected reinvestment rates, which were extrapolated from the measurement-date yield curve). As of the 2005 measurement date, management used a broader population of approximately 300 Aa-rated corporate bonds

MANAGEMENT’S DISCUSSION AND ANALYSIS

as of September 30, 2005. This population of bonds was narrowed from a broader universe of over 550 Moody’s Aa rated, non-callable (or callable with make-whole provisions) bonds. All bonds were U.S. issues, with a minimum amount outstanding of $50 million. The approximately 300 bonds used to determine Baxter’s discount rate assumption were selected from the broader universe by eliminating the top and bottom 10th percentile to adjust for any pricing anomalies, and then selecting the bonds Baxter would most likely select if it were to actually annuitize its pension and OPEB liabilities. This portfolio of bonds was used to generate a yield curve and associated spot rate curve, to discount the projected benefit payments for the U.S. and Puerto Rico plans. The discount rate is the single level rate that produces the same result as the spot rate curve. The discount rate generated from this analysis was 5.75%.

In order to understand the impact of changes in discount rates on expense, management performs a sensitivity analysis. Holding all other assumptions constant, for each 50 basis point (i.e., one-half of one percent) increase (decrease) in the discount rate, global pre-tax pension and OPEB plan expenses would decrease (increase) by approximately $28 million.

Return on Plan Assets Assumption

As of the 2005 measurement date, the company is using a long-term rate of return of 8.5% for the pension plans covering U.S. and Puerto Rican employees, the same as in the prior year (this assumption is not applicable to the company’s OPEB plans because they are not funded). The 8.5% assumption will be used in calculating net pension expense for 2006.

Management reduced the expected asset return assumption in 2005, from 10% in 2004 to 8.5% in 2005, primarily due to anticipated changes in the company’s pension trust asset allocation. The company is reducing the equity securities weighting in the overall asset portfolio over time, and increasing the portion of the portfolio invested in fixed-income securities. Based on historical and projected analyses, fixed-income securities generate lower returns over time than equity securities. The lower return associated with fixed-income securities is offset by generally lower risk and other benefits relating to investing in these securities. Refer to Note 7 for the company’s targeted asset allocation ranges and actual asset allocations at the 2005 and 2004 pension plan measurement dates, as well as a summary of the company’s policies and procedures relating to its pension plan assets. While there are market volatility risks associated with the trust portfolio, which remains heavily weighted in equity securities, management believes the allocation is reasonable and appropriate based on risk management analyses, the duration of the pension plan obligations, and other factors.

Management establishes the long-term asset return assumption based on a review of historical compound average asset returns, both company-specific and relating to the broad market (based on the company’s asset allocation), as well as an analysis of current market information and future expectations. The current asset return assumption is supported by historical market experience. In each of 2005, 2004 and 2003 (as well as in longer historical periods), the actual returns on the pension trust assets have exceeded the asset return assumption. Actual asset returns on the company’s primary pension trust relating to the U.S. and Puerto Rico plans were approximately 16% in 2005, 13% in 2004 and 14% in 2003.

In calculating net pension expense, the expected return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. The difference between this expected return and the actual return on plan assets is a component of the total net unrecognized gain or loss and is subject to amortization in the future.

In order to understand the impact of changes in the expected asset return assumption on net expense, management performs a sensitivity analysis. Holding all other assumptions constant, for each 50 basis point increase (decrease) in the asset return assumption, global pre-tax pension plan expenses would decrease (increase) by approximately $10 million.

Other Assumptions

Published mortality tables are used in calculating pension and OPEB plan benefit obligations. In 2005, management changed the mortality tables it uses for certain of the company’s plans, and now uses tables that are based on more current experience. Specifically, for the company’s U.S. and Puerto Rico plans, management changed from the 1983 Group Annuity Mortality table to the Retirement Plan 2000 table. Management believes the Retirement Plan 2000 table will better predict future mortality

MANAGEMENT’S DISCUSSION AND ANALYSIS

experience for the participants included in Baxter’s plans. Management estimates that the change in mortality tables as of the September 30, 2005 measurement date will result in an increase in the benefit obligation of approximately $65 million and an increase in 2006 pre-tax global net pension and OPEB plan expense of approximately $12 million.

The assumptions relating to employee compensation increases and future healthcare costs are based on historical experience, market trends, and anticipated future management actions. Refer to Note 7 for information regarding the sensitivity of the OPEB plan obligation and the total of the service and interest cost components of OPEB plan expense to potential changes in future healthcare costs.

Projected 2006 Pension and OPEB Plan Expense

Overall, total expense for the company’s pension and OPEB plans is expected to increase by approximately $26 million, from $196 million in 2005 to approximately $222 million in 2006, principally related to the company’s pension plans.

The expected $26 million increase is principally due to changes in assumptions (including the $12 million impact of the change in mortality tables) and demographics, partially offset by higher expected investment returns relating to the company’s $574 million funding of its plans during 2005. In addition, pension and OPEB plan expense fluctuates each year based on the normal operation of the plans.

Amortization of Gains and Losses and Changes in Assumptions

As disclosed in Note 7, the company’s benefit plans had a net unrecognized loss of $1.5 billion as of the 2005 measurement date. Gains and losses resulting from actual experience differing from assumptions are determined on each measurement date, and are subject to recognition in the consolidated income statement. These calculated gains and losses are also impacted by any changes in assumptions during the year. If the net accumulated gain or loss exceeds 10% of the greater of plan assets or liabilities, a portion of the net unrecognized gain or loss is amortized to income or expense over the remaining service lives of employees participating in the plans, beginning in the following year. Amortization of the net unrecognized loss, which is a component of total pension and OPEB plan expense, increased in both 2005 and 2004, as detailed in Note 7. The increased loss amortization component of total pension and OPEB plan expense was partly impacted by changes in the discount rate and investment return assumptions over the three-year period. It should be noted that changes in assumptions do not directly impact the company’s cash flows as funding requirements are pursuant to government regulations, which use different formulas and assumptions than GAAP (refer to the Funding of Pension and OPEB Plans section below).

The company will evaluate the assumptions as of the 2006 measurement date based on market conditions and future expectations, which may result in changes to the assumptions at that time.

Legal Contingencies

The company is involved in product liability, shareholder, patent, commercial, regulatory and other legal proceedings that arise in the normal course of the company’s business. Refer to Note 9 for further information. The company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the lower end of the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded. Baxter has established reserves for certain of its legal matters. Management is not able to estimate the amount or range of any loss for certain of the company’s legal contingencies for which there is no reserve or additional loss for matters already reserved. Management also records any insurance recoveries that are probable of occurring. At December 31, 2005, total legal liabilities were $137 million and total insurance receivables were $96 million.

Management’s loss estimates are developed in consultation with outside counsel and are based upon analyses of potential results. With respect to the recording of any insurance recoveries, after completing the assessment and accounting for the company’s legal contingencies, management separately and independently analyzes its insurance coverage and records any insurance recoveries that are probable of occurring at the gross amount that is expected to be collected. In performing the assessment, management reviews all available information, including historical company-specific and market collection experience for similar claims, current facts

MANAGEMENT’S DISCUSSION AND ANALYSIS

and circumstances pertaining to the particular insurance claim, the financial viability of the applicable insurance company or companies, and other relevant information. Management also consults with and obtains the input of external legal counsel in forming its conclusion.

While the liability of the company in connection with the claims cannot be estimated with any certainty, and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s consolidated financial position. While the company believes that it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may in the future incur material judgments or enter into material settlements of claims.

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

Deferred Tax Asset Valuation Allowances and Reserves for Uncertain Tax Positions

The company maintains valuation allowances unless it is more likely than not that all or a portion of the deferred tax asset will be realized. Changes in valuation allowances are included in the company’s tax provision in the period of change. In determining whether a valuation allowance is warranted, management evaluates factors such as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. The realizability assessments made at a given balance sheet date are subject to change in the future, particularly if earnings of a particular subsidiary are significantly higher or lower than expected, or if management takes operational or tax planning actions that could impact the future taxable earnings of a subsidiary.

In the normal course of business, the company is regularly audited by federal, state and foreign tax authorities, and is periodically challenged regarding the amount of taxes due. These challenges relate to the timing and amount of deductions and the allocation of income among various tax jurisdictions. Management believes the company’s tax positions comply with applicable tax law and the company intends to defend its positions. In evaluating the exposure associated with various tax filing positions, the company records reserves for uncertain tax positions, based upon the technical support for the positions, the company’s past audit experience with similar situations, and potential interest and penalties related to the matters. Management believes these reserves represent the best estimate of the amount that the company will ultimately be required to pay to settle the matters. The company’s effective tax rate in a given period could be impacted if, upon final resolution with taxing authorities, the company prevailed in positions for which reserves have been established, or was required to pay amounts in excess of established reserves.

Impairment of Assets

Goodwill is subject to annual impairment reviews, and whenever indicators of impairment exist. Intangible assets other than goodwill and other long-lived assets (such as fixed assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Refer to Note 1 for further information. The company’s impairment review is based on a cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign currency exchange rates, the selection of an appropriate discount rate, asset groupings, and other assumptions and estimates. The estimates and assumptions used are consistent with the

MANAGEMENT’S DISCUSSION AND ANALYSIS

company’s business plans. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of the asset, and potentially result in different impacts to the company’s results of operations. Actual results may differ from management’s estimates.

Hedging Activities

As further discussed in Note 5 and in the Financial Instrument Market Risk section below, the company uses derivative instruments to hedge certain risks. As Baxter operates on a global basis, there is a risk to earnings associated with foreign exchange relating to the company’s firm commitments and forecasted transactions denominated in foreign currencies. Compliance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, and the company’s hedging policies requires management to make judgments regarding the probability of anticipated hedged transactions. In making these estimates and assessments of probability, management analyzes historical trends and expected future cash flows and plans. The estimates and assumptions used are consistent with the company’s business plans. If management were to make different assessments of probability or make the assessments during a different fiscal period, the company’s results of operations for a given period would be different.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows from Operations

Cash flows from operations increased in 2005 and decreased in 2004. The increase in cash flows in 2005 was primarily due to higher earnings (before non-cash items), improved working capital management, lower payments related to restructuring programs, and cash receipts relating to the settlement of mirror cross-currency swaps, partially offset by higher contributions to the company’s pension plans.

The decrease in cash flows in 2004 was principally due to lower earnings (before non-cash items), increased payments related to the restructuring programs, higher contributions to the company’s pension plans, and reduced cash flows relating to accounts receivable, partially offset by the impact of improved inventory management.

Accounts Receivable

Cash flows relating to accounts receivable increased during 2005 as management continued to increase its focus on working capital efficiency. With this increased focus, the company improved its accounts receivable collections. Days sales outstanding were relatively flat, declining from 55.3 days at December 31, 2004 to 55.1 days at December 31, 2005. Proceeds from the factoring of receivables increased, while net cash outflows relating to the company’s securitization arrangements totaled $111 million (as detailed in Note 5) during 2005.

Cash flows relating to accounts receivable decreased during 2004. Days sales outstanding increased from 50.7 days at December 31, 2003 to 55.3 days at December 31, 2004. Cash outflows relating to the company’s securitization arrangements totaled $162 million during 2004, partially offset by increased cash flows relating to the factoring of receivables.

Inventories

The following is a summary of inventories at December 31, 2005 and 2004, as well as inventory turns for each of the three years ended December 31, 2005, by segment. The inventory turns exclude the above-mentioned $126 million of special charges relating to the Medication Delivery segment, and $50 million of special charges relating to the Renal segment, which are classified in cost of goods sold in the consolidated income statement.

	Inventories		Inventory turns

(in millions, except inventory turn data)	2005	2004	2005	2004	2003

BioScience	$1,102	$1,332	1.78	1.57	1.53
Medication Delivery	624	587	3.01	4.40	4.52
Renal	199	216	3.98	4.19	4.15

Total company	$1,925	$2,135	2.61	2.66	2.55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Inventories decreased $210 million during 2005. The decline was primarily related to planned reductions in plasma inventories, as well as improved working capital management across the company’s businesses. While inventory turns improved for the BioScience business, inventory turns declined for the Medication Delivery and Renal businesses, with the Medication Delivery decline largely due to the above-mentioned sales hold on COLLEAGUE pumps.

Other

Other cash outflows increased from 2004 to 2005. Contributing to the increase in cash outflows were significantly increased contributions to the company’s pension plans in 2005. In 2005, the company contributed $574 million to its pension plans, versus $135 million in the prior year. Partially offsetting the increased cash outflows was a $53 million cash inflow related to the settlement of certain mirror cross-currency swaps. Refer to the net investment hedges section below for further information regarding these swaps. In addition, cash payments related to the company’s 2003 and 2004 restructuring programs declined from $183 million in 2004 to $117 million in 2005, as the company completes its restructuring initiatives.

Cash Flows from Investing Activities

Capital Expenditures
Capital expenditures totaled $444 million in 2005, $558 million in 2004 and $792 million in 2003. The company has reduced its level of investments in capital expenditures as certain significant long-term projects are completed, and as management more efficiently manages capital spending. However, the company continues to invest in various multi-year capital projects across its three segments, including ongoing projects to upgrade facilities or increase manufacturing capacity for drug delivery, plasma-based (including antibody therapy) and other products. One of the significant projects included the expansion of the company’s manufacturing facility in Bloomington, Indiana. Utilizing this facility, the Medication Delivery segment collaborates with pharmaceutical companies in the contract manufacturing of pre-filled vials and syringes. One of the significant plasma-based products projects includes the upgrade of the company’s manufacturing facility in Los Angeles, California.

Capital expenditures are made at a level sufficient to support the strategic and operating needs of the businesses. Management expects to spend approximately $550 million in capital expenditures in 2006.

Acquisitions and Investments in and Advances to Affiliates

Net cash outflows relating to acquisitions and investments in and advances to affiliates were $47 million in 2005, $20 million in 2004 and $184 million in 2003. The 2005 outflows principally related to the acquisition of certain assets of a distributor of PD supplies, which are included in the Renal segment, as well as additional payments relating to a prior year acquisition included in the BioScience segment. The 2004 outflows included additional payments relating to a prior year BioScience segment acquisition. The 2003 outflows included a $71 million net payment relating to the acquisition of certain assets of Alpha Therapeutic Corporation (Alpha), which is included in the BioScience segment, and the funding of a five-year $50 million loan to Cerus Corporation, a minority investment holding which is included in the BioScience segment. The 2003 payments also included an $11 million common stock investment in Acambis, which was divested later in 2003, a $26 million additional purchase price payment relating to the December 2002 acquisition of ESI Lederle, which is included in the Medication Delivery segment, and an $11 million payment for an icodextrin manufacturing facility in England, which is included in the Renal segment.

Divestitures and Other

Net cash inflows relating to divestitures and other activities were $124 million in 2005, $26 million in 2004 and $87 million in 2003. The net cash inflows in 2005 primarily included cash collections on retained interests associated with securitization arrangements, and proceeds from the divestiture of the RTS business in Taiwan. The net cash inflows in 2004 primarily related to the sale of a building and the return of collateral. The net cash inflows in 2003 primarily consisted of the net cash proceeds relating to the company’s divestiture of its investment in Acambis.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Flows from Financing Activities

Debt Issuances, Net of Payments of Obligations
Debt issuances, net of payments of obligations, totaled to net outflows of $1.3 billion in 2005, $378 million in 2004 and $440 million in 2003.

Included in the outflows in 2005 and 2004 were payments to settle certain of the company’s cross-currency swap agreements, totaling $432 million in 2005 and $40 million in 2004. Refer to further discussion below.

In addition to increased payments in 2005 to settle the swap agreements, net payments increased significantly during 2005 primarily due to activities related to the American Jobs Creation Act of 2004 (the Act). As discussed above and in Note 8, in 2005 the company repatriated approximately $2.1 billion of foreign earnings under the Act. Repatriation cash proceeds are being reinvested in the company’s domestic operations in accordance with the legislation. The majority of the proceeds were used in 2005 to reduce the company’s debt and contribute to its pension plans. In conjunction with the repatriation, the company issued new debt and paid down existing debt, resulting in a net reduction in the company’s total debt outstanding of almost $1 billion. In October 2005 Baxter Finco B.V., an indirectly wholly owned finance subsidiary of Baxter International Inc., issued $500 million of 4.75% five-year senior unsecured notes in a private placement under Rule 144A (including registration rights), generating net proceeds of $496 million. The notes, which are irrevocably, fully and unconditionally guaranteed by Baxter International Inc., are redeemable, in whole or in part, at Baxter Finco B.V.’s option, subject to a make-whole premium. The indenture includes certain covenants, including restrictions relating to the company’s creation of secured debt, transfers of principal facilities, and sale and leaseback transactions. In November 2005, the company drew $300 million under an existing European credit facility. Principally with these cash proceeds, along with existing off-shore cash, the company retired $1 billion of 3.6% senior notes associated with the company’s December 2002 equity unit offering and redeemed approximately $500 million of 5.25% notes, which were due in 2007.

In June 2003, the company redeemed $800 million, or substantially all, of its convertible debentures, as the holders exercised their rights to put the debentures to the company.

Other Financing Activities

Cash dividend payments totaled $359 million in 2005, and were funded with cash generated from operations. In November 2005, the board of directors declared an annual dividend on the company’s common stock of $0.582 per share. The dividend, which was paid on January 5, 2006 to shareholders of record as of December 9, 2005, was a continuation of the prior annual rate. Cash received for stock issued under employee stock plans decreased by $5 million in 2005 and increased by $76 million in 2004. Cash received from the employee stock plans increased in 2004 partially due to the required stock option exercises associated with terminations related to the 2004 restructuring program, as well as a higher average exercise price. Cash received relating to employee stock purchase plans declined in 2005, partially due to a change in the plan’s design in 2005. In September 2003, the company issued 22 million shares of common stock and received net proceeds of $644 million. The net proceeds were used to settle equity forward agreements, to fund the company’s acquisition of Alpha, and for other general corporate purposes. In 2004, the company paid $18 million to repurchase stock from Shared Investment Plan participants. Refer to Note 4 for further information regarding the Shared Investment Plan. As discussed further in Note 5, in 2003, the company purchased 15 million shares of common stock for $714 million from counterparty financial institutions in conjunction with the settlement of equity forward agreements.

In February 2006 the company issued approximately 35 million shares of common stock for $1.25 billion in conjunction with the settlement of the purchase contracts included in the company’s equity units, which were issued in December 2002. Management plans to use these proceeds to pay down maturing debt, for stock repurchases and for other general corporate purposes. Refer to Note 4 for further information.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit Facilities, Access to Capital and Net Investment Hedges

Credit Facilities
The company had $841 million of cash and equivalents at December 31, 2005. The company also maintains three primary revolving credit facilities, which totaled approximately $2 billion at December 31, 2005. One of the facilities totals $640 million and matures in October 2007, another facility totals $800 million and matures in September 2009, and the third facility, which is denominated in Euros, totals approximately $600 million and matures in January 2008. The facilities enable the company to borrow funds in U.S. Dollars, Euros or Swiss Francs on an unsecured basis at variable interest rates. Management believes these credit facilities are adequate to support ongoing operational requirements. The credit facilities contain certain covenants, including a maximum net-debt-to-capital ratio and a quarterly minimum interest coverage ratio. At December 31, 2005, the company was in compliance with the financial covenants in these agreements. The company’s net-debt-to-capital ratio was 36.7% at December 31, 2005, and the company’s interest coverage ratio was 9.7 to 1 in the fourth quarter of 2005. The net-debt-to-capital ratio, which is calculated in accordance with the company’s primary credit agreements, and is not a measure defined by GAAP, is calculated as net debt (short-term and long-term debt and lease obligations, less cash and equivalents) divided by capital (the total of net debt and shareholders’ equity). The minimum interest coverage ratio is a four-quarter rolling calculation of the total of income from continuing operations before income taxes plus interest expense (before interest income), divided by interest expense (before interest income). As discussed above, in conjunction with its repatriation plan, in November 2005 the company drew $300 million under its $600 million European credit facility. The borrowings bear interest at a variable rate and are repayable at any time, in whole or in part, through the maturity date of the revolving facility. There were no other borrowings outstanding under the company’s primary credit facilities at December 31, 2005. Baxter also maintains certain other credit arrangements, as described in Note 4.

As discussed above, during the fourth quarter of 2005 the company paid $1 billion to retire the majority of the $1.25 billion senior notes component of the company’s December 2002 equity unit offering. The receipt of $1.25 billion in settlement of the purchase contracts component of the equity units was not received until February 2006 (as originally scheduled). Therefore, the net-debt-to-capital ratio is expected to significantly decrease in the first quarter of 2006 as the company settles the purchase contracts (and issues common stock) and uses a portion of the $1.25 billion cash proceeds received to pay down maturing debt. Holding all other variables constant, the February 2006 $1.25 billion cash proceeds would reduce the net-debt-to-capital ratio as of December 31, 2005 by 18.4 percentage points, from 36.7% to 18.3%.

Access to Capital

Management intends to fund short-term and long-term obligations as they mature through cash on hand, future cash flows from operations, or by issuing additional debt or common stock. As of December 31, 2005, the company has approximately $399 million of shelf registration statement capacity available for the issuance of debt, common stock or other securities.

The company’s ability to generate cash flows from operations, issue debt, enter into other financing arrangements and attract long-term capital on acceptable terms could be adversely affected if there is a material decline in the demand for the company’s products, deterioration in the company’s key financial ratios or credit ratings, or other significantly unfavorable changes in conditions. Management believes the company has sufficient financial flexibility in the future to issue debt, enter into other financing arrangements, and attract long-term capital on acceptable terms to support the company’s growth objectives.

Credit Ratings

The company’s credit ratings at December 31, 2005 were as follows.

	Standard & Poor’s	Fitch	Moody’s

Ratings
Senior debt	A-	BBB+	Baa1
Short-term debt	A2	F2	P2
Outlook	Stable	Positive	Stable

MANAGEMENT’S DISCUSSION AND ANALYSIS

During 2005, each of the credit rating agencies improved its outlook, from Negative to Stable for S&P and Moody’s, and from Stable to Positive for Fitch.

If Baxter’s credit ratings or outlooks were to be downgraded, the company’s financing costs related to its credit arrangements and any future debt issuances could be unfavorably impacted. However, any future credit rating downgrade or change in outlook would not affect the company’s ability to draw on its credit facilities, and would not result in an acceleration of the scheduled maturities of any of the company’s outstanding debt. Certain specified rating agency downgrades, if they occur in the future, could require the company to post collateral for, or immediately settle certain of its other arrangements. These arrangements principally pertain to the company’s foreign currency and interest rate derivatives, which Baxter uses for hedging purposes. For risk-management purposes, one of the company’s agreements includes provisions whereby the counterparty financial institution could require that collateral be posted, and another agreement includes provisions that could cause the arrangement to be terminated under specified circumstances. The collateral and termination triggers are dependent upon the mark-to-market liability (if any) with the respective financial institutions and the company’s credit ratings. No collateral was required to be posted at December 31, 2005. It is not possible to know with certainty how these circumstances will change in the future. However, if Baxter’s credit rating on its senior unsecured debt declined to Baa2 or BBB (i.e., a one-rating or two-rating downgrade, depending upon the rating agency), no arrangement would be terminated, and the amount of collateral that could currently be required (holding the mark-to-market liability balance of outstanding derivative instruments as of December 31, 2005 constant) would total approximately $19 million. In addition, in the event of certain specified downgrades (Baa3 or BBB-, depending on the rating agency), the company would no longer be able to securitize new receivables under certain of its securitization arrangements. However, any downgrade of credit ratings would not impact previously securitized receivables.

Net Investment Hedges

The company has historically hedged the net assets of certain of its foreign operations using a combination of foreign currency denominated debt and cross-currency swaps. The cross-currency swaps have served as effective hedges for accounting purposes and have reduced volatility in the company’s shareholders’ equity balance and net-debt-to-capital ratio.

In 2004, the company reevaluated its net investment hedge strategy and decided to reduce the use of these instruments as a risk-management tool. Management settled the swaps maturing in 2005, using cash flows from operations. In addition, in order to reduce financial risk and uncertainty through the maturity (or cash settlement) dates of the swaps, the company executed offsetting, or mirror, cross-currency swaps relating to over half of the portfolio. As of the date of execution, these mirror swaps effectively fixed the net amount that the company will ultimately pay to settle the cross-currency swap agreements subject to this strategy. The mirror swaps will be settled when the offsetting existing swaps are settled. Approximately $335 million, or 52%, of the total swaps liability of $645 million as of December 31, 2005 has been fixed by the mirror swaps.

As also discussed above, during 2005 and 2004 the company settled certain cross-currency swaps agreements (and related mirror swaps, as applicable). In accordance with SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” when the cross-currency swaps are settled, the cash flows are reported within the financing section of the consolidated statement of cash flows. When the mirror swaps are settled, the cash flows are reported in the operating section of the consolidated statement of cash flows. Of the $379 million of net settlement payments in 2005, $432 million of cash outflows were included in the financing section and $53 million of cash inflows were included in the operating section. The entire $40 million in settlement payments in 2004 were included in the financing section of the consolidated statement of cash flows.

Refer to Note 5 for additional discussion of the cross-currency swaps and related mirror swaps, including a summary of the instruments outstanding at December 31, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations

As of December 31, 2005, the company has contractual obligations (excluding accounts payable, accrued liabilities, deferred income taxes and contingent liabilities) payable or maturing in the following periods.

		Less than	One to	Three to	More than
(in millions)	Total	one year	three years	five years	five years

Short-term debt	$141	$141	$—	$—	$—
Long-term debt and capital lease obligations, including current maturities	3,212	783	1,003	646	780
Interest on short- and long-term debt and capital lease obligations [1]	570	101	107	92	270
Operating leases	525	122	184	126	93
Other long-term liabilities[2]	1,370	—	556	372	442
Purchase obligations[3]	871	460	258	100	53

Contractual cash obligations[4]	$6,689	$1,607	$2,108	$1,336	$1,638

[1]	Interest payments on debt and capital lease obligations are calculated for future periods using interest rates in effect at the end of 2005. Projected interest payments include the related effects of interest rate and cross-currency swap agreements. Certain of these projected interest payments may differ in the future based on changes in floating interest rates, foreign currency fluctuations, or other factors or events. The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2005. Interest payments associated with any future obligations and agreements entered into upon maturity or termination of existing obligations and agreements are not included in the table above. Refer to Notes 4 and 5 for further discussion regarding the company’s debt instruments and related interest rate and cross-currency swap agreements outstanding at December 31, 2005.

[2]	The primary components of Other Long-Term Liabilities in the company’s consolidated balance sheet are liabilities relating to pension and OPEB plans, cross-currency swaps, foreign currency hedges and litigation. Management projected the timing of the future cash payments based on contractual maturity dates (where applicable), and estimates of the timing of payments (for liabilities with no contractual maturity dates).

As disclosed in Note 7, the company contributed $574 million to its pension plans during 2005. The timing of funding relating to the company’s pension plans in the future is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables. Therefore, the table above excludes pension plan cash outflows. The pension plan balance included in other long-term liabilities (and excluded from the table above) totaled $479 million at December 31, 2005.

[3]	Includes the company’s significant contractual unconditional purchase obligations. For cancelable agreements, includes any penalty due upon cancellation. These commitments do not exceed the company’s projected requirements and are in the normal course of business. Examples include firm commitments for raw material purchases, utility agreements and service contracts.

[4]	Excludes any contingent obligations. Refer to discussion of contingent obligations below.

Off-Balance Sheet Arrangements

Baxter periodically enters into off-balance sheet arrangements where economical and consistent with the company’s business strategy. Certain contingencies arise in the normal course of business, and are not recorded in the consolidated balance sheet in accordance with GAAP (such as contingent joint development and commercialization arrangement payments). Also, upon resolution of uncertainties, the company may incur charges in excess of presently established liabilities for certain matters (such as contractual indemnifications). The following is a summary of significant off-balance sheet arrangements and contingencies.

Receivable Securitizations

Where economical, the company securitizes an undivided interest in certain pools of receivables. Refer to Note 5 for a description of these arrangements. The securitization arrangements include limited recourse provisions, which are not material to the consolidated financial statements. Neither the buyers of the receivables nor the investors in these transactions have recourse to assets other than the transferred receivables.

A subordinated interest in each securitized portfolio is generally retained by the company. The subordinated interests retained in the transferred receivables are carried as assets in Baxter’s consolidated balance sheet, and totaled $85 million at December 31, 2005. Credit losses on these retained interests have historically been immaterial as a result of the securitized assets needing to meet certain eligibility criteria, as further discussed in Note 5.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Shared Investment Plan

In order to align management and shareholder interests, the company sold shares of Baxter stock to senior managers. As part of this shared investment plan, the company guaranteed repayment of eligible participants’ third-party loans. Baxter’s maximum potential obligation relating to the guarantee was $83 million as of December 31, 2005. Refer to Note 4 for further information.

Joint Development and Commercialization Arrangements

In the normal course of business, Baxter enters into joint development and commercialization arrangements with third parties, sometimes with investees of the company. The arrangements are varied but generally provide that Baxter will receive certain rights to manufacture, market or distribute a specified technology or product under development by the third party, in exchange for payments by Baxter. At December 31, 2005, the unfunded milestone payments under these arrangements totaled approximately $400 million. Based on management’s projections, any payments made in the future will be more than offset over time by the estimated net future cash flows relating to the rights acquired for those payments. Refer to Note 4 for further information.

Cash Collateral Requirements

Certain specified rating agency downgrades, if they occur in the future, could require the company to post collateral or immediately settle certain financial instruments, or could cause the company to no longer be able to securitize new receivables under certain of its securitization arrangements. Refer to the Credit Ratings section above for further information.

Indemnifications

During the normal course of business, Baxter makes certain indemnities, commitments and guarantees pursuant to which the company may be required to make payments related to specific transactions. These include: (i) intellectual property indemnities to customers in connection with the use, sales or license of products and services; (ii) indemnities to customers in connection with losses incurred while performing services on their premises; (iii) indemnities to vendors and service providers pertaining to claims based on negligence or willful misconduct; and (iv) indemnities involving the representations and warranties in certain contracts. In addition, under Baxter’s Restated Certificate of Incorporation, and consistent with Delaware General Corporation Law, the company has agreed to indemnify its directors and officers for certain losses and expenses upon the occurrence of certain prescribed events. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that the company could be obligated to make. To help address these risks, the company maintains various insurance coverages. Based on historical experience and evaluation of the agreements, management does not believe that any significant payments related to its indemnifications will result, and therefore the company has not recorded any associated liabilities.

Legal Contingencies

Refer to Note 9 for a discussion of the company’s legal contingencies. Upon resolution of any of these uncertainties, the company may incur charges in excess of presently established liabilities. While the liability of the company in connection with the claims cannot be estimated with any certainty, and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s consolidated financial position. While the company believes that it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may in the future incur material judgments or enter into material settlements of claims.

Funding of Pension and OPEB Plans

The company’s funding policy for its defined benefit pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that management may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the company, and other factors. As discussed above, the company funded $574 million to its pension plans during 2005, principally to its U.S. and Puerto Rico plans. Refer to Note 7 for further information, including a summary of the plan’s funded status. Currently, the company is not legally obligated to fund its U.S.

MANAGEMENT’S DISCUSSION AND ANALYSIS

and Puerto Rico plans in 2006. Management continually reassesses the amount and timing of any discretionary contributions. Management expects that Baxter will have net cash outflows relating to its OPEB plan of approximately $23 million in 2006. With respect to the pension plan covering U.S. employees, the U.S. Congress has been considering various changes to the pension plan funding rules, which could affect future required cash contributions. Management’s expected future contributions and benefit payments disclosed in Note 7 are based on current laws and regulations, and do not reflect any potential future legislative changes.

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

Stock Repurchase Programs

As authorized by the board of directors, from time to time the company repurchases its stock on the open market to optimize its capital structure depending upon the company’s cash flows, net debt level and current market conditions. As of December 31, 2005, $243 million was available under the board of directors’ October 2002 authorization. In February 2006, the board of directors authorized the repurchase of an additional $1.5 billion of the company’s common stock. No open-market repurchases were made in the three-year period ended December 31, 2005. As discussed in Note 5, in 2003 the company repurchased its stock from counterparty financial institutions for $714 million in conjunction with the settlement of its remaining equity forward agreements. In 2004, stock repurchases totaled $18 million, all of which were from Shared Investment Plan participants in private transactions. Refer to Note 4 for information regarding the Shared Investment Plan.

FINANCIAL INSTRUMENT MARKET RISK

The company operates on a global basis, and is exposed to the risk that its earnings, cash flows and shareholders’ equity could be adversely impacted by fluctuations in foreign exchange and interest rates. The company’s hedging policy attempts to manage these risks to an acceptable level based on management’s judgment of the appropriate trade-off between risk, opportunity and costs. Refer to Note 5 for further information regarding the company’s financial instruments and hedging strategies.

Currency Risk

The company is primarily exposed to foreign exchange risk with respect to firm commitments, forecasted transactions and net assets denominated in the Euro, Japanese Yen, British Pound and Swiss Franc. The company manages its foreign currency exposures on a consolidated basis, which allows the company to net exposures and take advantage of any natural offsets. In addition, the company uses derivative and nonderivative financial instruments to further reduce the net exposure to foreign exchange. Gains and losses on the hedging instruments offset losses and gains on the hedged transactions and reduce earnings and shareholders’ equity volatility relating to foreign exchange.

The company uses forward and option contracts to hedge the foreign exchange risk to earnings relating to firm commitments and forecasted transactions denominated in foreign currencies. The company enters into forward and option agreements to hedge certain intercompany and third party receivables, payables and debt denominated in foreign currencies. The company also hedges certain of its net investments in international affiliates, using a combination of debt denominated in foreign currencies and cross-currency swap agreements.

As part of its risk-management program, the company performs sensitivity analyses to assess potential changes in the fair value of its foreign exchange instruments relating to hypothetical and reasonably possible near-term movements in foreign exchange rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign exchange forward and option contracts A sensitivity analysis of changes in the fair value of foreign exchange forward and option contracts outstanding at December 31, 2005, while not predictive in nature, indicated that if the U.S. Dollar uniformly fluctuated unfavorably by 10% against all currencies, on a net-of-tax basis, the net liability balance of $19 million with respect to those contracts would increase by $63 million. A similar analysis performed with respect to forward and option contracts outstanding at December 31, 2004 indicated that, on a net-of-tax basis, the net liability balance of $63 million would increase by $78 million.

Cross-currency swap agreements With respect to the company’s cross-currency swap agreements (including the outstanding mirror swaps), if the U.S. Dollar uniformly weakened by 10%, on a net-of-tax basis, the net liability balance of $407 million with respect to those contracts outstanding at December 31, 2005 would increase by $85 million. A similar analysis performed with respect to the cross-currency swap agreements outstanding at December 31, 2004 indicated that, on a net-of-tax basis, the net liability balance of $743 million would increase by $119 million. Any increase or decrease in the fair value of cross-currency swap agreements designated as hedges of the net assets of foreign operations relating to changes in spot currency exchange rates is offset by the change in the value of the hedged net assets relating to changes in spot currency exchange rates. With respect to the portion of the cross-currency swap portfolio that is no longer designated as a net investment hedge, but is fixed via the mirror swaps, as discussed above, as the fair value of this fixed portion of the portfolio decreases, the fair value of the mirror swaps increases by an approximately offsetting amount, and vice versa.

The sensitivity analysis model recalculates the fair value of the foreign currency forward, option and cross-currency swap contracts outstanding at December 31 of each year by replacing the actual exchange rates at December 31, 2005 and 2004, respectively, with exchange rates that are 10% unfavorable to the actual exchange rates for each applicable currency. All other factors are held constant. These sensitivity analyses disregard the possibility that currency exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency. The analyses also disregard the offsetting change in value of the underlying hedged transactions and balances.

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

As part of its risk-management program, the company performs sensitivity analyses to assess potential gains and losses in earnings relating to hypothetical movements in interest rates. A 39 basis-point increase in interest rates (approximately 10% of the company’s weighted-average interest rate during 2005) affecting the company’s financial instruments, including debt obligations and related derivatives, would have an immaterial effect on the company’s 2005 and 2004 earnings and on the fair value of the company’s fixed-rate debt as of the end of each fiscal year.

As discussed in Note 5, the fair values of the company’s long-term litigation liabilities and related insurance receivables were computed by discounting the expected cash flows based on currently available information. A 10% movement in the assumed discount rate would have an immaterial effect on the fair values of those assets and liabilities.

With respect to the company’s investments in affiliates, management believes any reasonably possible near-term losses in earnings, cash flows and fair values would not be material to the company’s consolidated financial position.

COLLEAGUE MATTER

On July 21, 2005, the company announced that the FDA had classified a March 15, 2005 company notice to customers regarding certain user interface and failure code issues relating to the company’s COLLEAGUE pump as a Class I recall, the FDA’s highest priority. Also, in a field corrective action letter sent to customers on July 20, 2005 (which the FDA separately designated a Class I

MANAGEMENT’S DISCUSSION AND ANALYSIS

recall), the company announced that it was in the process of developing an action plan to address design issues relating to COLLEAGUE pump failure codes. On September 21, 2005, the company announced that the FDA had classified a February 25, 2005 company notice to customers regarding certain issues with the batteries of the COLLEAGUE volumetric infusion pump as a Class I recall. On October 13, 2005, the company further announced that the FDA had seized approximately 6,000 Baxter-owned COLLEAGUE pumps, as well as 850 SYNDEO PCA syringe pumps, which were on hold at two facilities in Northern Illinois (the company having placed a hold on shipment of new COLLEAGUE and SYNDEO pumps earlier in the year). These actions did not affect customer-owned pumps. On February 2, 2006, the company announced that the FDA had classified a December 13, 2005 notice to customers regarding COLLEAGUE pump battery undercharge, air-detected alarms, gearbox wear, underinfusion, and undetected upstream occlusions as a Class I recall. As previously announced, there have been reports of eight deaths and a number of serious injuries that may be associated with design issues associated with the COLLEAGUE infusion pump. There were no sales of COLLEAGUE pumps during the last six months of 2005. As discussed above, the company recorded a $77 million charge for implementation costs associated with correcting design issues associated with the COLLEAGUE pump.

Although the company is working to resolve these infusion pump issues with the FDA and in the related seizure litigation, the company nevertheless is subject to administrative and legal actions. These actions include product recalls, additional product seizures, injunctions to halt manufacture and distribution, restrictions on the company’s operations, civil sanctions, including monetary sanctions, and criminal sanctions. Any of these actions could have an adverse effect on the company’s business and subject the company to additional regulatory actions and costly litigation. The company continues to work with the FDA with respect to its observations and investigations of these issues and remains committed to enhancing quality systems and processes across the company.

NEW ACCOUNTING STANDARDS

SFAS No. 123-R

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123-R), which requires companies to expense the estimated grant-date value of employee stock options and similar awards over the requisite service period, which generally represents the vesting period of the awards. The new standard becomes effective on January 1, 2006. Historically, the company has followed Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations (APB No. 25) in accounting for stock-based compensation. Under APB No. 25, no compensation expense is generally recognized for stock options since the exercise price of the company’s employee stock options has equaled or exceeded the market price of the underlying stock on the date of grant. Under APB No. 25, compensation expense is recognized for the company’s restricted stock and restricted stock unit awards, and the accounting treatment for these awards will be substantially unchanged under SFAS No. 123-R.

The company plans to adopt SFAS No. 123-R using the modified prospective method, whereby expense relating to awards granted on or after January 1, 2006 and relating to the unvested portion of previously granted awards outstanding at January 1, 2006 will be recognized in the consolidated statement of income in 2006 and future periods. Under this transition method, historical financial statements are not restated, but pro forma information measured in accordance with SFAS No. 123 continues to be disclosed for prior periods.

Management is assessing the impact of the adoption of SFAS No. 123-R on the company’s future consolidated financial statements. In addition to the impact of certain differences between the provisions of SFAS No. 123-R and SFAS No. 123, the effect of adopting the new standard on earnings in future periods will be dependent upon a number of variables, including the number of stock options and other stock awards granted in the future, the terms of those awards, the company’s future stock price and related price volatility, employee stock option exercise behavior and forfeiture levels. Generally, the approach outlined in SFAS No. 123-R is similar to the fair value approach described in SFAS No. 123. Baxter has historically used the Black-Scholes model to estimate the value of stock options granted to employees for pro forma reporting. Management plans to continue to use this model under SFAS No. 123-R, as it believes this is the most appropriate method to value the company’s stock options. While management is still analyzing the new standard, it currently anticipates that incremental after-tax stock compensation expense will total approximately $0.08 to $0.10 per diluted share in 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prior to January 1, 2006, tax benefits associated with deductions resulting from employees’ exercise of stock options have been presented as cash flows from operations in the accompanying consolidated statement of cash flows. Effective with the adoption of SFAS No. 123-R, such realized benefits will be presented as cash flows from financing activities. This classification change has no impact on total cash flows, and is not expected to have a material impact on cash flows from operations.

Historically, pro forma expense under SFAS No. 123 was recognized over the explicit vesting period. SFAS No. 123-R requires that expense recognition be accelerated for grants to employees who are retirement-eligible on the grant date, or who will become retirement-eligible prior to the end of the vesting period, if the explicit vesting period is deemed non-substantive. Baxter’s plans include such retirement-eligible provisions, and provide that grantees of a specified age and with a specified number of years of service receive special vesting provisions. Management is in the process of completing its analyses, but based on preliminary estimates, does not believe use of the non-substantive vesting approach would have had a material impact on pro forma earnings calculated under SFAS No. 123 for the three years ended December 31, 2005.

SFAS No. 151

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs” (SFAS No. 151), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. SFAS No. 151 requires that those items be recognized as current period charges. In addition, the new standard requires that the allocation of fixed production overhead costs be based on the normal capacity of the production facilities. The company will adopt SFAS No. 151 on January 1, 2006. Management does not anticipate that the adoption of the new standard will have a material impact on the company’s consolidated financial statements.

FORWARD-LOOKING INFORMATION

This annual report includes forward-looking statements, including accounting estimates, expectations with respect to restructuring activities, statements with respect to infusion pumps and other regulatory matters, sales and pricing forecasts, litigation outcomes, future costs relating to HD instruments, developments with respect to credit and credit ratings, including the adequacy of credit facilities, estimates of liabilities, statements regarding future capital expenditures, the expected net-to-debt capital ratio, the sufficiency of the company’s financial flexibility, future pension plan funding and the expected impact of the implementation of SFAS No. 123-R, and all other statements that do not relate to historical facts. The statements are based on assumptions about many important factors, including assumptions concerning:

•	future actions of regulatory bodies and other government authorities, including the FDA and foreign counterparts, that could delay, limit or suspend product development, manufacturing or sale or result in seizures, injunctions and monetary sanctions, including with respect to the company’s infusion pumps;

•	product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, litigation, or declining sales;

•	product development risks, including satisfactory clinical performance, the ability to manufacture at appropriate scale, and the general unpredictability associated with the product development cycle;

•	demand for and market acceptance risks for new and existing products, such as ADVATE, and other technologies;

•	the impact of geographic and product mix on the company’s sales;

•	the impact of competitive products and pricing, including generic competition, drug reimportation and disruptive technologies;

•	inventory reductions or fluctuations in buying patterns by wholesalers or distributors;

•	the availability of acceptable raw materials and component supply;

•	global regulatory, trade and tax policies;

MANAGEMENT’S DISCUSSION AND ANALYSIS

•	the ability to enforce patents;

•	patents of third parties preventing or restricting the company’s manufacture, sale or use of affected products or technology;

•	reimbursement policies of government agencies and private payers;

•	the company’s ability to realize in a timely manner the anticipated benefits of restructuring initiatives;

•	foreign currency fluctuations;

•	change in credit agency ratings; and

•	other factors identified elsewhere in this report and other filings with the Securities and Exchange Commission, including those factors described under the caption “Item 1A. Risk Factors” in the company’s Form 10-K for the year ended December 31, 2005, all of which are available are on the company’s website.

Actual results may differ materially from those projected in the forward-looking statements. The company does not undertake to update its forward-looking statements.

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation of the company’s consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the company’s financial position, results of operations and cash flows in conformity with generally accepted accounting principles. Management has also included in the company’s consolidated financial statements amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the company’s consolidated financial statements in accordance with the standards established by the Public Company Accounting Oversight Board and provides an opinion on whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The company’s internal control over financial reporting is a process designed under the supervision of the principal executive and financial officers, and effected by the board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

We performed an assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment under the criteria established in Internal Control-Integrated Framework, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2005. Our management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Robert L. Parkinson, Jr.	John J. Greisch
Chairman of the Board, President and	Corporate Vice President and
Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Baxter International Inc.:

We have completed integrated audits of Baxter International Inc.’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders’ equity and comprehensive income present fairly, in all material respects, the financial position of Baxter International Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2003, the company adopted Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities.”

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control over Financial Reporting appearing on page 46, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, continued

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Chicago, Illinois
March 1, 2006

CONSOLIDATED BALANCE SHEETS

as of December 31 (in millions, except share information)		2005	2004

Current Assets	Cash and equivalents	$841	$1,109
	Accounts and other current receivables	1,766	2,091
	Inventories	1,925	2,135
	Short-term deferred income taxes	260	297
	Prepaid expenses and other	324	387

	Total current assets	5,116	6,019

Property, Plant and Equipment, Net		4,144	4,369

Other Assets	Goodwill	1,552	1,648
	Other intangible assets	494	547
	Other	1,421	1,564

	Total other assets	3,467	3,759

	Total assets	$12,727	$14,147

Current Liabilities	Short-term debt	$141	$207
	Current maturities of long-term debt and lease obligations	783	154
	Accounts payable and accrued liabilities	3,241	3,925

	Total current liabilities	4,165	4,286

Long-Term Debt and Lease Obligations		2,414	3,933

Other Long-Term Liabilities		1,849	2,223

Commitments and Contingencies

Shareholders’ Equity	Common stock, $1 par value, authorized 2,000,000,000 shares, issued 648,483,996 shares in 2005 and 648,414,492 shares in 2004	648	648
	Common stock in treasury, at cost, 23,586,172 shares in 2005 and 30,489,183 shares in 2004	(1,150)	(1,511)
	Additional contributed capital	3,446	3,597
	Retained earnings	2,851	2,259
	Accumulated other comprehensive loss	(1,496)	(1,288)

	Total shareholders’ equity	4,299	3,705

	Total liabilities and shareholders’ equity	$12,727	$14,147

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

years ended December 31 (in millions, except per share data)		2005	2004	2003

Operations	Net sales	$9,849	$9,509	$8,904
	Costs and expenses
	Cost of goods sold	5,756	5,594	4,951
	Marketing and administrative expenses	2,030	1,960	1,805
	Research and development expenses	533	517	553
	Restructuring charges, net	(109)	543	337
	Other special charges	—	289	—
	Net interest expense	118	99	87
	Other expense, net	77	77	42

	Total costs and expenses	8,405	9,079	7,775

	Income from continuing operations before income taxes and cumulative effect of accounting changes	1,444	430	1,129
	Income tax expense	486	47	222

	Income from continuing operations before cumulative effect of accounting changes	958	383	907
	Income (loss) from discontinued operations	(2)	5	(24)

	Income before cumulative effect of accounting changes	956	388	883
	Cumulative effect of accounting changes, net of income tax benefit	—	—	(17)

	Net income	$956	$388	$866

Per Share Data	Earnings per basic common share
	Continuing operations, before cumulative effect of accounting changes	$1.54	$0.62	$1.51
	Discontinued operations	—	0.01	(0.04)
	Cumulative effect of accounting changes	—	—	(0.03)

	Net income	$1.54	$0.63	$1.44

	Earnings per diluted common share
	Continuing operations, before cumulative effect of accounting changes	$1.52	$0.62	$1.50
	Discontinued operations	—	0.01	(0.04)
	Cumulative effect of accounting changes	—	—	(0.03)

	Net income	$1.52	$0.63	$1.43

	Weighted average number of common shares outstanding
	Basic	622	614	599
	Diluted	629	618	606

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

years ended December 31 (in millions) (brackets denote cash outflows)		2005	2004	2003

Cash Flows from Operations	Net income	$956	$388	$866
(revised)	Adjustments
	Depreciation and amortization	580	601	545
	Deferred income taxes	201	(141)	108
	Restructuring charges, net	(109)	543	337
	Infusion pump charges	126	—	—
	Hemodialysis instrument manufacturing exit charge	50	—	—
	Other special charges	—	289	—
	Other	57	149	60
	Changes in balance sheet items
	Accounts and other current receivables	178	(189)	3
	Inventories	88	33	(155)
	Accounts payable and accrued liabilities	(325)	(246)	(159)
	Restructuring payments	(117)	(195)	(69)
	Other	(135)	148	(110)

	Cash flows from operations	1,550	1,380	1,426

Cash Flows from Investing	Capital expenditures (including additions to
Activities	the pool of equipment placed with or leased to customers of $82 in 2005, $77 in 2004, and $113 in 2003)	(444)	(558)	(792)
	Acquisitions (net of cash received) and investments in and advances to affiliates	(47)	(20)	(184)
	Divestitures and other	124	26	87

	Cash flows from investing activities	(367)	(552)	(889)

Cash Flows from Financing	Issuances of debt	1,072	600	696
Activities	Payments of obligations	(2,336)	(627)	(1,477)
	Increase (decrease) in debt with maturities of three months or less, net	—	(351)	341
	Common stock cash dividends	(359)	(361)	(346)
	Proceeds from stock issued under employee benefit plans	176	181	105
	Other issuances of stock	—	—	644
	Purchases of treasury stock	—	(18)	(714)

	Cash flows from financing activities	(1,447)	(576)	(751)

Effect of Foreign Exchange Rate Changes on Cash and Equivalents		(4)	(68)	(30)

Increase (Decrease) in Cash and Equivalents		(268)	184	(244)

Cash and Equivalents at Beginning of Year		1,109	925	1,169

Cash and Equivalents at End of Year		$841	$1,109	$925

Other supplemental information
Interest paid, net of portion capitalized		$159	$114	$142
Income taxes paid		$176	$173	$130

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	2005		2004		2003

as of and for the years ended December 31 (in millions)	Shares	Amount	Shares	Amount	Shares	Amount

Common Stock
Beginning of year	648	$648	649	$649	627	$627
Common stock issued	—	—	—	—	22	22
Other	—	—	(1)	(1)	—	—

End of year	648	648	648	648	649	649

Common Stock in Treasury
Beginning of year	30	(1,511)	37	(1,863)	27	(1,326)
Purchases of common stock	—	—	1	(18)	15	(714)
Common stock issued under employee benefit plans and other	(6)	361	(8)	370	(5)	177

End of year	24	(1,150)	30	(1,511)	37	(1,863)

Additional Contributed Capital
Beginning of year		3,597		3,786		3,236
Common stock issued		—		—		622
Common stock issued under employee benefit plans and other		(151)		(189)		(72)

End of year		3,446		3,597		3,786

Retained Earnings
Beginning of year		2,259		2,230		1,740
Net income		956		388		866
Common stock cash dividends		(364)		(359)		(356)
Change to equity method of accounting for a minority investment and other		—		—		(20)

End of year		2,851		2,259		2,230

Accumulated Other Comprehensive Loss
Beginning of year		(1,288)		(1,420)		(1,264)
Other comprehensive income (loss)		(208)		132		(156)

End of year		(1,496)		(1,288)		(1,420)

Total shareholders’ equity		$4,299		$3,705		$3,382

Comprehensive Income
Net income		$956		$388		$866
Currency translation adjustments		(370)		303		502
Hedges of net investments in foreign operations, net of tax expense (benefit) of $106 in 2005, ($134) in 2004, and ($232) in 2003		101		(171)		(384)
Other hedging activities, net of tax expense (benefit) of $38 in 2005, $21 in 2004, and ($54) in 2003		63		47		(106)
Marketable equity securities, net of tax expense of $1 in 2005, $1 in 2004, and $1 in 2003		1		1		2
Additional minimum pension liability, net of tax expense (benefit) of $12 in 2005, ($30) in 2004, and ($86) in 2003		(3)		(48)		(170)

Other comprehensive income (loss)		(208)		132		(156)

Total comprehensive income		$748		$520		$710

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Baxter International Inc. (Baxter or the company) is a global diversified medical products and services company with expertise in medical devices, pharmaceuticals and biotechnology that assists healthcare professionals and their patients with the treatment of complex medical conditions, including hemophilia, immune disorders, infectious diseases, cancer, kidney disease, trauma and other conditions. The company’s products and services are described in Note 10.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Basis of Consolidation

The consolidated financial statements include the accounts of Baxter and its majority-owned subsidiaries, any minority-owned subsidiaries that Baxter controls, and variable interest entities (VIEs) in which Baxter is the primary beneficiary, after elimination of intercompany transactions. A primary beneficiary in a VIE has a controlling financial interest through means other than voting rights. Baxter consolidates certain VIEs (or special-purpose entities) relating to its synthetic leases because of Baxter’s residual value guarantees relating to these leases. Refer to the changes in accounting principles discussion below for further information.

In 2003, a charge of $14 million was recorded directly to retained earnings in conjunction with the change from the cost method to the equity method of accounting for a minority investment in Acambis plc (Acambis). The change in method was due to Baxter’s increase in its common stock ownership of Acambis, which resulted in Baxter having the ability to exercise significant influence over Acambis’ operating and financial policies. In 2003, Baxter disposed of its investment in Acambis.

Discontinued Operations

Discontinued operations are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In 2002, management decided to divest certain businesses, principally the majority of the services businesses included in the Renal segment. The results of operations of these businesses are reported as discontinued operations. Net revenues relating to the discontinued businesses were insignificant in 2005 and totaled $24 million in 2004 and $171 million in 2003. Most of the divestitures were completed in 2003 and 2004, and at December 31, 2005, the divestiture plan was substantially complete.

Changes in Accounting Principles

On July 1, 2003, the company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS No. 150), and Financial Accounting Standards Board Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities” (FIN No. 46), and recorded cumulative effect net-of-tax charges to earnings totaling $17 million.

SFAS No. 150

SFAS No. 150 requires that certain financial instruments, which previously had been classified as equity, be classified as liabilities. SFAS No. 150 applied to the company’s equity forward agreements outstanding on July 1, 2003. As a result, on that date, the company recognized a $571 million liability relating to these agreements (representing the net present value of the redemption amounts on that date), reduced shareholders’ equity by $561 million (representing the value of the underlying shares at the contract inception dates), and recorded the difference of $10 million as a cumulative effect of a change in accounting principle. Other than the impact of adoption, SFAS No. 150 did not have a material impact on the company’s consolidated financial statements. During 2003, the company settled the equity forward agreements, which are further discussed in Note 5.

FIN No. 46

FIN No. 46 defines VIEs and requires that a VIE be consolidated if certain conditions are met. Upon adoption of this new standard, Baxter consolidated three VIEs related to certain leases. The leases principally related to an office building in California and plasma collection centers in various locations throughout the United States. The consolidation of the VIEs on July 1, 2003 resulted in an increase in property and equipment of $160 million and a net increase in debt and other liabilities of $167 million. The difference of $7 million (net of income tax benefit of $5 million) was recorded as a cumulative effect of a change in accounting principle. Other than for the impact of adoption, FIN No. 46 (as revised in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 2003) did not have a material impact on the company’s consolidated financial statements.

Revenue Recognition

The company recognizes revenues from product sales and services when earned. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectibility is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. The shipping terms for the majority of the company’s revenue arrangements are FOB destination. The recognition of revenue is delayed if there are significant post-delivery obligations, such as training, installation or customer acceptance. In certain circumstances, the company enters into arrangements in which it commits to provide multiple elements to its customers. In these cases, total revenue is first allocated among the elements based on the estimated fair values of the individual elements, then recognized for each element in accordance with the principles described above. Fair values are generally determined based on sales of the individual elements to other third parties. Provisions for discounts, rebates to customers, and returns are provided for at the time the related sales are recorded, and are reflected as a reduction of sales.

Stock Compensation Plans

The company measures stock-based compensation cost using the intrinsic value method of accounting in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations (APB No. 25). Generally, no expense is recognized for the company’s employee stock option and purchase plans. Expense is recognized relating to restricted stock and restricted stock unit grants and certain modifications to stock options.

Under the fair value method described in SFAS No. 123, “Accounting for Stock-Based Compensation,” expense would be recognized for the company’s employee stock option and purchase plans. The following table shows net income and earnings per share (EPS) had the company applied the fair value method of accounting for stock-based compensation.

years ended December 31 (in millions, except per share data)	2005	2004	2003

Net income, as reported	$956	$388	$866
Add: Stock-based employee compensation expense included in reported net income, net of tax	6	13	1
Deduct: Total stock-based employee compensation expense determined under the fair value method, net of tax	(62)	(96)	(157)

Pro forma net income	$900	$305	$710

Earnings per basic share
As reported	$1.54	$0.63	$1.44
Pro forma	$1.45	$0.50	$1.18
Earnings per diluted share
As reported	$1.52	$0.63	$1.43
Pro forma	$1.43	$0.49	$1.18

The pro forma compensation expense for stock options and employee stock purchase subscriptions shown above was calculated using the Black-Scholes model. The weighted-average assumptions used in calculating the pro forma expense and the weighted-average fair values of the grants and subscriptions in each year were as follows.

	2005	2004	2003

Employee stock option plans
Dividend yield	2%	2%	2%
Expected volatility	37%	39%	38%
Risk-free interest rate	4.2%	3.0%	3.4%
Expected life (in years)	5.5	5.5	6
Fair values	$12.23	$9.82	$9.19
Employee stock purchase plans
Dividend yield	2%	2%	2%
Expected volatility	20%	26%	55%
Risk-free interest rate	2.8%	1.8%	1.2%
Expected life (in years)	1	1	1
Fair values	$10.33	$9.94	$7.83

See discussion below regarding the January 1, 2006 adoption of new stock compensation accounting rules.

Foreign Currency Translation

For foreign operations in highly inflationary economies, translation gains and losses are included in other income or expense. For all other foreign operations, currency translation adjustments are included in accumulated other comprehensive

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

income (AOCI), which is a component of shareholders’ equity.

Allowance for Doubtful Accounts

In the normal course of business, the company provides credit to customers in the healthcare industry, performs credit evaluations of these customers and maintains reserves for potential credit losses. In determining the amount of the allowance for doubtful accounts, management considers, among other things, historical credit losses, the past due status of receivables, payment histories and other customer-specific information. Receivables are written off when management determines they are uncollectible. Credit losses, when realized, have been within the range of management’s allowance for doubtful accounts. The allowance for doubtful accounts was $120 million at December 31, 2005 and $147 million at December 31, 2004.

In 2004, the company recorded a $55 million increase to the allowance for doubtful accounts. The adjustment primarily related to the uncertain collectibility of the company’s loan to Cerus Corporation (Cerus) based on Cerus’ current financial position at the time of the charge. Baxter owns approximately 1% of the common stock of Cerus. In February 2005, Cerus and the company settled the loan in an amount approximating the company’s reserved receivable. The adjustment also related to certain Shared Investment Plan participant loan defaults occurring during the quarter, and certain other receivables. Refer to Note 4 for further information regarding the Shared Investment Plan.

Receivable Securitizations

When the company sells receivables in a securitization arrangement, the historical carrying value of the sold receivables is allocated between the portion sold and the portion retained by Baxter based on their relative fair values. The fair values of the retained interests are estimated based on the present values of expected future cash flows. The difference between the net cash proceeds received and the value of the receivables sold is recognized immediately as a gain or loss. The retained interests are subject to impairment reviews and are classified in current or noncurrent assets, as appropriate.

Product Warranties

The company provides for the estimated costs relating to product warranties at the time the related revenue is recognized. The cost is determined based upon actual company experience for the same or similar products, as well as other relevant information. Product warranty liabilities are adjusted based on changes in estimates.

Inventories

as of December 31 (in millions)	2005	2004

Raw materials	$435	$456
Work in process	614	754
Finished products	876	925

Inventories	$1,925	$2,135

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs, and market value for work in process and finished goods is based on net realizable value. The inventory amounts above are stated net of reserves for excess and obsolete inventory, which totaled $146 million at December 31, 2005 and $142 million at December 31, 2004. In 2004, the company recorded a $28 million increase to the BioScience segment’s inventory reserves. The adjustment was based upon restructuring decisions, to focus on more profitable sales in the plasma market.

Property, Plant and Equipment, Net

as of December 31 (in millions)	2005	2004

Land	$169	$173
Buildings and leasehold improvements	1,594	1,670
Machinery and equipment	4,710	4,792
Equipment with customers	723	705
Construction in progress	682	651

Total property, plant and equipment, at cost	7,878	7,991
Accumulated depreciation and amortization	(3,734)	(3,622)

Property, plant and equipment, net (PP&E)	$4,144	$4,369

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from three to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease (including any renewal periods, if appropriate) or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes. Depreciation expense was $482 million in 2005, $481 million in 2004 and $446 million in 2003. Repairs and maintenance expense was $190 million in 2005, $193 million in 2004 and $182 million in 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Acquisitions

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

Impairment Reviews

Goodwill
Goodwill is not amortized, but is subject to at least annual impairment reviews, or whenever indicators of impairment exist. An impairment would occur if the carrying amount of a reporting unit exceeds the fair value of that reporting unit. The company measures goodwill for impairment based on its reportable segments, which are Medication Delivery, BioScience and Renal. An impairment charge would be recorded for the difference between the carrying value and the present value of estimated future cash flows, which represents the estimated fair value of the reporting unit.

Other Long-Lived Assets

The company reviews the carrying amounts of long-lived assets other than goodwill for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Examples of such a change in circumstances include a significant decrease in market price, a significant adverse change in the extent or manner in which an asset is being used, or a significant adverse change in the legal or business climate. In evaluating recoverability, management groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the group are largely independent of the cash flows of other assets and liabilities. Management then compares the carrying amounts of the assets or asset groups with the related estimated undiscounted future cash flows. In the event impairment exists, an impairment charge would be recorded as the amount by which the carrying amount of the asset or asset group exceeds the fair value. Depending on the asset and the availability of information, fair value may be determined by reference to estimated selling values of assets in similar condition, or by using a discounted cash flow model. In addition, the remaining amortization period for the impaired asset would be reassessed and revised if necessary.

Earnings Per Share

The denominator for basic EPS is the weighted-average number of common shares outstanding during the period. The dilutive effect of outstanding employee stock options, employee stock purchase subscriptions, the purchase contracts in the company’s equity units, and other common stock equivalents is reflected in the denominator for diluted EPS principally using the treasury stock method.

The equity unit purchase contracts obligate the holders to purchase between 35.0 and 43.4 million shares (based upon a specified exchange ratio) of Baxter common stock in February 2006 for $1.25 billion. Using the treasury stock method, prior to the February 2006 purchase date, the purchase contracts have a dilutive effect when the average market price of Baxter stock exceeds $35.69. The purchase contracts require the holder to settle the contracts in cash, which requires use of the treasury stock method for these contracts. Only in the event of a failed remarketing of the senior notes included in the equity units did the contract holder have the option to surrender the senior note in satisfaction of the purchase contract, triggering use of the if-converted method. Since management believed the likelihood of a failed remarketing was remote, use of the treasury stock method was appropriate. As discussed further in Note 4, in November 2005, the company successfully remarketed the senior notes (and paid down approximately $1 billion of the $1.25 billion outstanding), and in February 2006, the company was required to settle the purchase contracts by issuing approximately 35 million shares of common stock in exchange for $1.25 billion.

Diluted EPS excludes 29 million, 37 million and 61 million shares underlying stock options for 2005, 2004 and 2003, respectively, as the exercise price of these options was greater than the average market value of Baxter’s common stock, resulting in an anti-dilutive effect on diluted earnings per share.

Prior to the adoption of SFAS No. 150, the dilutive effect of equity forward agreements was reflected in diluted EPS using the reverse treasury stock method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a reconciliation of basic shares to diluted shares.

years ended December 31 (in millions)	2005	2004	2003

Basic shares	622	614	599
Effect of dilutive securities
Employee stock options	5	3	1
Equity unit purchase agreements	2	—	—
Equity forward agreements and other	—	1	6

Diluted shares	629	618	606

Accumulated Other Comprehensive Income (AOCI)

Comprehensive income includes all changes in shareholders’ equity that do not arise from transactions with shareholders, and consists of net income, currency translation adjustments (CTA), unrealized gains and losses on certain hedging activities, unrealized gains and losses on unrestricted available-for-sale marketable equity securities and additional minimum pension liabilities. The net-of-tax components of AOCI, a component of shareholders’ equity, were as follows.

as of December 31 (in millions)	2005	2004	2003

CTA	$(148)	$222	$(81)
Hedges of net investments in foreign operations	(583)	(684)	(513)
Additional minimum pension liabilities	(738)	(735)	(687)
Other hedging activities	(28)	(91)	(138)
Marketable equity securities	1	—	(1)

AOCI (loss)	$(1,496)	$(1,288)	$(1,420)

Derivatives and Hedging Activities

All derivative instruments subject to SFAS No. 133, “Accounting For Derivative Instruments and Hedging Activities” and its amendments are recognized in the consolidated balance sheet at fair value.

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

For each derivative or nonderivative instrument that is designated and effective as a hedge of a net investment in a foreign operation, the gain or loss is recorded in AOCI, with any hedge ineffectiveness recorded immediately to earnings. Any hedge ineffectiveness associated with net investment hedges is recorded in net interest expense. As for CTA, upon sale or liquidation of an investment in a foreign entity, the amount attributable to that entity and accumulated in AOCI would be removed from AOCI and reported as part of the gain or loss in the period during which the sale or liquidation of the investment occurs.

Changes in the fair value of derivative instruments not designated as hedges are reported directly to earnings. Undesignated derivative instruments are recorded in other income or expense (foreign currency forward and option agreements) or net interest expense (cross-currency interest-rate swap agreements). The company does not hold any instruments for trading purposes.

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

Derivatives are classified in the consolidated balance sheet in other assets or other liabilities, as applicable, and are classified as short-term or long-term based on the scheduled maturity of the instrument.

Derivatives are principally classified in the operating section of the consolidated statement of cash flows, in the same category as the related consolidated balance sheet account. Cross-currency swap agreements that include a financing element at inception are classified in the financing section of the consolidated statement of cash flows when settled. Cross-currency swap agreements that did not include a financing element at inception are classified in the operating section.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Equivalents

Cash and equivalents include cash, certificates of deposit and marketable securities with an original maturity of three months or less.

Shipping and Handling Costs

Shipping costs, which are costs incurred to physically move product from Baxter’s premises to the customer’s premises, are classified as marketing and administrative expenses. Handling costs, which are costs incurred to store, move and prepare products for shipment, are classified as cost of goods sold. Approximately $211 million in 2005, $214 million in 2004 and $213 million in 2003 of costs were classified in marketing and administrative expenses.

Research and Development Costs

Research and development (R&D) costs are expensed as incurred, including the value of any in-process R&D acquired in an asset acquisition or business combination.

Income Taxes

Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based upon enacted tax laws and rates. The company maintains valuation allowances unless it is more likely than not that all or a portion of the deferred tax asset will be realized. The company records reserves for uncertain tax positions, based upon the technical support for the positions, the company’s past audit experience with similar situations, and potential interest and penalties related to the matters.

Reclassifications and Revisions

Certain reclassifications have been made to conform prior period consolidated financial statements and notes to the current period presentation. In addition, the 2004 and 2003 consolidated statements of cash flows have been revised to combine cash flows from discontinued operations with cash flows from continuing operations for each line in the operating section (previously, all cash flows from discontinued operations were presented in one line within the operating section of the statement). Also, the 2004 and 2003 consolidated statements of cash flows have been revised to begin the operating section with net income (previously, the operating section reconciled from income from continuing operations). These revisions had no impact on previously reported total company cash flows from operations, or cash flows from investing and financing activities.

New Accounting Standards

SFAS No. 123-R
In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123-R), which requires companies to expense the estimated grant-date value of employee stock options and similar awards over the requisite service period, which generally represents the vesting period of the awards. The new standard becomes effective on January 1, 2006. Historically, the company has followed APB No. 25 in accounting for stock-based compensation. Under APB No. 25, no compensation expense is generally recognized for stock options since the exercise price of the company’s employee stock options has equaled or exceeded the market price of the underlying stock on the date of grant. Under APB No. 25, compensation expense is recognized for the company’s restricted stock and restricted stock unit awards, and the accounting treatment for these awards will be substantially unchanged under SFAS No. 123-R.

The company plans to adopt SFAS No. 123-R using the modified prospective method, whereby expense relating to awards granted on or after January 1, 2006 and relating to the unvested portion of previously granted awards outstanding at January 1, 2006 will be recognized in the consolidated statement of income in 2006 and future periods. Under this transition method, historical financial statements are not restated, but pro forma information measured in accordance with SFAS No. 123 continues to be disclosed for prior periods.

Management is assessing the impact of the adoption of SFAS No. 123-R on the company’s future consolidated financial statements. In addition to the impact of certain differences between the provisions of SFAS No. 123-R and SFAS No. 123, the effect of adopting the new standard on earnings in future periods will be dependent upon a number of variables, including the number of stock options and other stock awards granted in the future, the terms of those awards, the company’s future stock price and related price volatility, employee stock option exercise behavior and forfeiture levels. Generally, the approach outlined in SFAS No. 123-R is similar to the fair value approach described in SFAS No. 123. Baxter has historically used the Black-Scholes model to estimate the value of stock options granted to employees for pro forma reporting. Management plans to continue to use this model under SFAS No. 123-R, as it believes this is the most appropriate method to value the company’s stock options. While management is still analyzing the new standard, it currently anticipates that incremental after-tax stock

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

compensation expense will total approximately $0.08 to $0.10 per diluted share in 2006.

Prior to January 1, 2006, tax benefits associated with deductions resulting from employees’ exercise of stock options have been presented as cash flows from operations in the accompanying consolidated statement of cash flows. Effective with the adoption of SFAS No. 123-R, such realized benefits will be presented as cash flows from financing activities. This classification change has no impact on total cash flows, and is not expected to have a material impact on cash flows from operations.

Historically, pro forma expense under SFAS No. 123 was recognized over the explicit vesting period. SFAS No. 123-R requires that expense recognition be accelerated for grants to employees who are retirement-eligible on the grant date, or who will become retirement-eligible prior to the end of the vesting period, if the explicit vesting period is deemed non-substantive. Baxter’s plans include such retirement-eligible provisions, and provide that grantees of a specified age and with a specified number of years of service receive special vesting provisions. Management is in the process of completing its analyses, but based on preliminary estimates, does not believe use of the non-substantive vesting approach would have had a material impact on pro forma earnings calculated under SFAS No. 123 for the three years ended December 31, 2005.

SFAS No. 151

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs” (SFAS No. 151), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. SFAS No. 151 requires that those items be recognized as current period charges. In addition, the new standard requires that the allocation of fixed production overhead costs be based on the normal capacity of the production facilities. The company will adopt SFAS No. 151 on January 1, 2006. Management does not anticipate that the adoption of the new standard will have a material impact on the company’s consolidated financial statements.

NOTE 2

SUPPLEMENTAL FINANCIAL INFORMATION

Goodwill and Other Intangible Assets

Goodwill
The following is a summary of the activity in goodwill by business segment.

	Medication
(in millions)	Delivery	BioScience	Renal	Total

December 31, 2003	$860	$571	$168	$1,599
Other	35	12	2	49

December 31, 2004	895	583	170	1,648
Divestiture of Taiwanese services business	—	—	(28)	(28)
Other	(40)	(19)	(9)	(68)

December 31, 2005	$855	$564	$133	$1,552

The Other category in the table above principally relates to foreign currency fluctuations and includes individually insignificant acquisitions and divestitures.

Other Intangible Assets

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are not material to the company. The following is a summary of the company’s intangible assets subject to amortization.

	Developed	Manufacturing,
	technology,	distribution
	including	and other
(in millions, except amortization period data)	patents	contracts	Other	Total

December 31, 2005
Gross other intangible assets	$784	$34	$82	$900
Accumulated amortization	368	15	30	413

Other intangible assets	$416	$19	$52	$487

Weighted-average amortization period (in years)	15	8	18	15

December 31, 2004
Gross other intangible assets	$804	$28	$80	$912
Accumulated amortization	333	14	25	372

Other intangible assets	$471	$14	$55	$540

Weighted-average amortization period (in years)	14	8	20	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amortization expense for these intangible assets was $58 million in 2005, $63 million in 2004 and $53 million in 2003. At December 31, 2005, the anticipated annual amortization expense for these intangible assets is $60 million in 2006, $47 million in 2007, $44 million in 2008, $43 million in 2009 and $41 million in 2010.

Other Long-Term Assets

as of December 31 (in millions)	2005	2004

Deferred income taxes	$779	$865
Insurance receivables	69	66
Other long-term receivables	335	358
Other	238	275

Other long-term assets	$1,421	$1,564

Accounts Payable and Accrued Liabilities

as of December 31 (in millions)	2005	2004

Accounts payable, principally trade	$732	$834
Employee compensation and withholdings	308	264
Litigation	44	55
Pension and other employee benefits	83	156
Property, payroll and certain other taxes	151	132
Interest	35	47
Common stock dividends payable	364	359
Cross-currency swaps	—	465
Foreign currency hedges	63	107
Restructuring	98	304
Income taxes payable	504	444
Other	859	758

Accounts payable and accrued liabilities	$3,241	$3,925

Other Long-Term Liabilities

as of December 31 (in millions)	2005	2004

Pension and other employee benefits	$853	$1,137
Litigation	93	113
Cross-currency swaps	645	836
Foreign currency hedges	12	51
Other	246	86

Other long-term liabilities	$1,849	$2,223

Net Interest Expense

years ended December 31 (in millions)	2005	2004	2003

Interest costs	$184	$144	$155
Interest costs capitalized	(18)	(18)	(37)

Interest expense	166	126	118
Interest income	(48)	(27)	(28)

Net interest expense	$118	$99	$90

Continuing operations	$118	$99	$87
Discontinued operations	$—	$—	$3

Other Expense, Net

years ended December 31 (in millions)	2005	2004	2003

Equity method loss (income) and minority interests	$15	$7	$(14)
Asset dispositions and impairments, net	2	17	(6)
Foreign exchange	19	36	35
Costs relating to early extinguishment and repurchase of debt	17	—	11
Legal settlements, net	(11)	—	—
Securitization and factoring arrangements	13	4	7
Other	22	13	9

Other expense, net	$77	$77	$42

The decrease in equity method income in 2004 was primarily due to the company’s divestiture of its investment in Acambis in December 2003, as further discussed below.

Expenses relating to asset dispositions and impairments, net totaled $17 million in 2004, and primarily included a $15 million charge relating to the company’s Pathogen Inactivation (PI) program. This charge resulted from lower than expected sales from the PI program, strategic decisions announced at that time by Cerus (the company’s partner in this program), along with an assessment of the future market potential for these products. In 2003, net gains from asset dispositions and impairments totaled $6 million, and consisted of gains from asset dispositions totaling $40 million (principally consisting of a $36 million gain relating to the December 2003 divestiture of the company’s common stock holdings in Acambis), offset by $34 million in impairment charges relating to investments with declines in value that were deemed to be other than temporary. The investments were written down to their fair values, principally determined by reference to quoted market prices. At December 31, 2005, the company’s investments were not material and the book values approximated their estimated fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Costs relating to early extinguishment of debt in 2005 principally related to the redemption of the company’s 5.25% notes, which were due in 2007, and a portion of the company’s 3.6% notes, which were due in 2008. In 2003, the debt extinguishment costs related to the redemption of the company’s 1.25% convertible debentures, which were due in 2021. Refer to Note 4 for further information.

NOTE 3

RESTRUCTURING AND OTHER SPECIAL CHARGES

Restructuring Charges

The company recorded restructuring charges totaling $543 million in 2004 and $337 million in 2003. The net-of-tax impact of the charges was $394 million ($0.64 per diluted share) in 2004 and $202 million ($0.33 per diluted share) in 2003. In 2005, the company recorded income adjustments to these charges totaling $109 million ($83 million on a net-of-tax basis, or $0.13 per diluted share). The following is a summary of the charges and adjustments.

2004 Restructuring Charge

The company recorded a $543 million restructuring charge in 2004, principally associated with management’s decision to implement actions to reduce the company’s overall cost structure and to drive sustainable improvements in financial performance. The charge was primarily for severance and costs associated with the closing of facilities (including the closure of additional plasma collection centers) and the exiting of contracts.

These actions included the elimination of over 4,000 positions, or 8% of the global workforce, as management reorganized and streamlined the company. Approximately 50% of the eliminated positions were in the United States. Approximately three-quarters of the estimated savings impacted general and administrative expenses, with the remainder primarily impacting cost of goods sold. The eliminations impacted all three of the company’s segments, along with the corporate headquarters and administrative functions.

Included in the charge was $196 million relating to asset impairments, almost all of which was to write down PP&E. A portion of the impairment charge related to assets being offered for sale, and the fair value of the assets was estimated based on the sales prices being negotiated at the time of the charge. The remainder of the impairment charge principally related to assets that were under construction and other assets that were abandoned by the company. Generally, there was no market for these assets and, accordingly, management’s determination of fair value assumed no residual value for these assets. Also included in the charge was $347 million for cash costs, principally pertaining to severance and other employee-related costs. As discussed below, management adjusted the restructuring charge during 2005 based on changes in estimates and completion of planned actions. Approximately 90% of the targeted positions have been eliminated as of December 31, 2005.

2003 Restructuring Charge

The company recorded a $337 million restructuring charge in 2003, principally associated with management’s decision to close certain facilities and reduce headcount on a global basis. Management undertook these actions in order to position the company more competitively and to enhance profitability. The company closed plasma collection centers and a plasma fractionation facility. In addition, the company consolidated and integrated several facilities. Management discontinued Baxter’s recombinant hemoglobin protein program because it did not meet expected clinical milestones. Also included in the charge were costs related to other reductions in the company’s workforce.

Included in the charge was $128 million relating to asset impairments, principally to write down PP&E, goodwill and other intangible assets. The impairment loss relating to the PP&E was principally based on market data for the assets, with the fair value of assets offered for sale estimated using sales prices being negotiated at the time of the charge, and the fair value of assets being abandoned based on estimates of salvage values available in the marketplace. The impairment loss relating to goodwill and other intangible assets was based on management’s assessment of the value of the related businesses. Also included in the charge was $209 million for cash costs, principally pertaining to severance and other employee-related costs associated with the elimination of approximately 3,200 positions worldwide. Substantially all of the targeted positions have been eliminated as of December 31, 2005, and the program is substantially complete. As discussed below, management adjusted the restructuring charge during 2005 based on changes in estimates and completion of planned actions.

2005 Adjustments to Restructuring Charges

During 2005, the company recorded a $109 million benefit relating to the adjustment of restructuring charges recorded in 2004 and 2003 ($89 million of which related to the reserve for cash costs, as detailed in the table below), as the implementation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of the program progressed, actions were completed, and management refined its estimates of remaining spending. The restructuring reserve adjustments principally related to severance and other employee-related costs. The company’s targeted headcount reductions are being achieved with a higher level of attrition than originally anticipated. Accordingly, the company’s severance payments are projected to be lower than originally estimated. The remaining adjustments principally related to changes in estimates regarding certain contract termination costs, certain adjustments related to asset disposal proceeds that were in excess of original estimates, and the finalization of certain employment termination arrangements. Additional adjustments may be recorded in the future as the restructuring programs are completed.

Restructuring Reserves

The following summarizes activity in the company’s restructuring reserves through December 31, 2005.

	Employee-	Contractual
	related	and other
(in millions)	costs	costs	Total

2004 Restructuring Charge
Charge	$212	$135	$347
Utilization	(60)	(32)	(92)

December 31, 2004	152	103	255
Utilization	(67)	(34)	(101)
Adjustments	(40)	(21)	(61)

December 31, 2005	$45	$48	$93

2003 Restructuring Charge
Charge	$160	$49	$209
Utilization	(63)	(6)	(69)

December 31, 2003	97	43	140
Utilization	(74)	(17)	(91)

December 31, 2004	23	26	49
Utilization	(12)	(4)	(16)
Adjustments	(8)	(20)	(28)

December 31, 2005	$3	$2	$5

With respect to the 2003 restructuring reserve, the remaining reserves principally pertain to certain long-term leases and are expected to be substantially paid in 2006. With respect to the 2004 restructuring charge, approximately $70 million of the remaining reserve is expected to be utilized in 2006, with the rest of the cash outflows principally relating to certain long-term leases.

Other Special Charges

The company recorded other special charges of $176 million in 2005 and $289 million in 2004. The net-of-tax impact of the charges was $132 million ($0.21 per diluted share) in 2005 and $245 million ($0.40 per diluted share) in 2004. The 2005 charges are classified in cost of goods sold in the accompanying consolidated statement of income, and related to actions the company took to address issues related to certain infusion pumps, and costs associated with the exit of hemodialysis instruments manufacturing. The 2004 charges are classified in the other special charges line in the consolidated statement of income, and related to asset impairments.

The actual costs relating to certain of these matters may differ from management’s estimates. It is possible that additional charges may be required in future periods, based on new information or changes in estimates.

2005

6060 Infusion Pump
The company recorded a $49 million charge in 2005 for costs associated with withdrawing its 6060 multi-therapy infusion pump from the market. On November 15, 2005, the company announced in a field corrective action letter to customers that it planned to withdraw its 6060 multi-therapy infusion pump from the market over 12 months due to potential issues with the pump. This ambulatory infusion pump delivers intravenous medications to patients mainly in alternate care settings or at home. At the announcement date, there were approximately 34,000 6060 pumps in use worldwide. Baxter communicated its decision to the U.S. Food and Drug Administration (FDA) and other regulatory bodies, and is working with customers. During this transition, Baxter will continue to manufacture and sell disposable sets and support customers with service maintenance as they move to alternate pumps. The company also entered into an agreement with Smiths Medical to distribute Smiths Medical’s ambulatory infusion pumps, sets and ancillary products. This agreement enables Baxter to continue to focus on sales of parenteral nutrition products, pre-mixed drugs and fluids to the ambulatory care market. The decision to withdraw the 6060 multi-therapy infusion pump and the new agreement are not expected to have a material impact on sales.

Included in the $49 million charge was $41 million for cash costs. The charge principally consisted of the estimated costs to provide customers with replacement pumps (with such payments to commence in 2006), with the remainder of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

charge related to asset impairments, principally to write off customer lease receivables.

COLLEAGUE Pump

The company recorded a $77 million charge in 2005 for remediation costs associated with correcting design issues related to its COLLEAGUE infusion pump. On July 21, 2005, the company announced that the FDA had classified a March 15, 2005 company notice to customers regarding certain user interface and failure code issues relating to the company’s COLLEAGUE pump as a Class I recall, the FDA’s highest priority. Also, in a field corrective action letter sent to customers on July 20, 2005 (which the FDA separately designated a Class I recall), the company announced that it was in the process of developing an action plan to address design issues relating to COLLEAGUE pump failure codes. On September 21, 2005, the company announced that the FDA had classified a February 25, 2005 company notice to customers regarding certain issues with the batteries of the COLLEAGUE volumetric infusion pump as a Class I recall. On October 13, 2005, the company further announced that the FDA had seized approximately 6,000 Baxter-owned COLLEAGUE pumps, as well as 850 SYNDEO PCA syringe pumps, which were on hold at two facilities in Northern Illinois (the company having placed a hold on shipment of new COLLEAGUE and SYNDEO pumps earlier in the year). These actions did not affect customer-owned pumps. On February 2, 2006, the company announced that the FDA had classified a December 13, 2005 notice to customers regarding COLLEAGUE pump battery undercharge, air-detected alarms, gearbox wear, underinfusion, and undetected upstream occlusions as a Class I recall. As previously announced, there have been reports of eight deaths and a number of serious injuries that may be associated with design issues associated with the COLLEAGUE infusion pump. There were no sales of COLLEAGUE pumps during the last six months of 2005. The company’s sales of COLLEAGUE pumps totaled approximately $170 million in 2004.

The $77 million charge represented management’s estimate of the cash expenditures for the materials, labor and freight costs expected to be incurred to remediate these design issues. The company is in the process of working with the FDA and regulatory bodies in other countries regarding the remediation plans, and therefore utilization of the reserve was not significant through December 31, 2005.

Hemodialysis Instruments

The company recorded a $50 million charge in 2005 associated with management’s decision to discontinue the manufacture of hemodialysis (HD) instruments, including the company’s Meridian instrument. In December 2005, the FDA classified a September 28, 2005 urgent product recall letter from Baxter to customers regarding the company’s Meridian HD instrument as a Class I recall. The letter related to issues associated with the blood tubing sets used with the Meridian instrument. This classification does not require the return of Meridian instruments currently in the market.

Separately, during 2005, the company entered into an agreement with Gambro Renal Products (Gambro) to distribute Gambro’s HD instruments and related ancillary products. The company has exclusive distribution rights throughout most of Latin America, and a non-exclusive arrangement in the United States and the rest of the world, excluding Japan where the company does not participate in the HD market. The decision to stop manufacturing HD instruments and the execution of the agreement with Gambro are consistent with the company’s strategy to optimize and improve the financial performance of the Renal business, by focusing resources on peritoneal dialysis therapies while maintaining a broad portfolio of HD products. The company continues to distribute its existing line of HD dialyzers and provide HD solutions and concentrates that are manufactured by Baxter.

Included in the $50 million charge was $23 million relating to asset impairments, principally to write down inventory based on current sales projections, and equipment and other assets used to manufacture HD machines principally based on market data and discounted cash flow analyses relating to the assets. The remaining $27 million of the charge related to the estimated cash payments associated with management’s decision, with spending to commence in 2006.

2004

The company recorded a $289 million charge in 2004 relating to asset impairments. The fair value estimates used in determining the amount of the impairment losses relating to the fixed and intangible assets were principally based on market data relating to the assets.

PreFluCel

Approximately $197 million of the charge related to assets used in the company’s PreFluCel influenza vaccine program. In December 2004, the company suspended enrollment in the Phase II/III clinical study in Europe relating to this program,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

due to a higher than expected rate of mild fever and associated symptoms in the clinical trial participants. As a result of the expected delays in launching this product, management performed an impairment review of the assets in this program, and recorded this impairment charge.

EPOMAX

Approximately $42 million of the charge related to the write-down of fixed and intangible assets associated with the company’s recombinant erythropoietin drug (EPOMAX) for the treatment of anemia was due to management’s decision to discontinue further development of the technology. Given the resulting uncertainty of successful commercialization of this product, management performed an impairment review of the intangible and fixed assets in this program, and recorded this impairment charge.

Thousand Oaks

The remaining $50 million of the charge related to Suite D manufacturing assets in the company’s Thousand Oaks, California manufacturing facility. As a result of manufacturing process improvements at the company’s Neuchâtel, Switzerland facility, and the existing manufacturing capacity available at Thousand Oaks, California, where the company’s RECOMBINATE Antihemophilic Factor (rAHF) product is produced, in December 2004 management decided that the additional capacity of the Suite D facility at Thousand Oaks was not needed. Therefore, management decided to keep Suite D fully decommissioned for the foreseeable future. As a result of this decision, management performed an impairment review of the Suite D manufacturing assets, and recorded this impairment charge.

NOTE 4

DEBT, CREDIT FACILITIES, AND COMMITMENTS AND CONTINGENCIES

Debt Outstanding

as of December 31 (in millions)	Effective interest rate	[1]	2005	[2]	2004	[2]

Variable-rate loan due 2005	0.6%		$ —		$ 153
5.75% notes due 2006	6.1%		782		884
Variable-rate loan due 2007	0.7%		99		111
7.125% notes due 2007	7.2%		55		55
1.02% notes due 2007	1.0%		120		134
5.25% notes due 2007	5.6%		—		498
Variable-rate loan due 2008	4.4%		40		40
7.25% notes due 2008	7.3%		29		29
9.5% notes due 2008	9.5%		79		81
3.6% notes due 2008	4.0%		—		1,250
5.196% notes due 2008	7.3%		250		—
Variable-rate loan due 2008	2.7%		300		—
4.75% notes due 2010	4.6%		499		—
Variable-rate loan due 2010	0.5%		138		—
4.625% notes due 2015	4.8%		577		588
6.625% debentures due 2028	6.7%		157		158
Other			72		106

Total debt and capital lease obligations			3,197		4,087
Current portion			(783)		(154)

Long-term portion			$2,414		$3,933

[1]	Excludes the effect of related interest rate swaps, as applicable.
[2]	Book values include discounts, premiums and adjustments related to hedging instruments, as applicable.

In addition, as further discussed below, the company has short-term debt totaling $141 million at December 31, 2005 and $207 million at December 31, 2004.

Significant Debt Issuances, Repurchases and Redemptions

As discussed in Note 8, in 2005 the company repatriated approximately $2.1 billion of foreign earnings under the American Jobs Creation Act of 2004. In conjunction with the repatriation, the company issued new debt and paid down existing debt, resulting in a net reduction in the company’s total debt outstanding of almost $1 billion from December 31, 2004 to December 31, 2005.

Significant Debt Issuances

In October 2005 Baxter Finco B.V., an indirectly wholly owned finance subsidiary of Baxter International Inc., issued $500 million of 4.75% five-year senior unsecured notes in a private placement under Rule 144A (including registration

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

rights), generating net proceeds of $496 million. The notes, which are irrevocably, fully and unconditionally guaranteed by Baxter International Inc., are redeemable, in whole or in part, at Baxter Finco B.V.’s option, subject to a make-whole premium. The indenture includes certain covenants, including restrictions relating to the company’s creation of secured debt, transfers of principal facilities, and sale and leaseback transactions.

In November 2005, the company drew $300 million under an existing European credit facility, which is further discussed below, and the drawdown was outstanding at December 31, 2005. This variable-rate debt is due in 2008.

Repurchase of Notes Included in Equity Units

In December 2002, the company issued equity units for $1.25 billion in an underwritten public offering. Each equity unit consisted of senior notes ($1.25 billion in total) that were scheduled to mature in February 2008, and a purchase contract. The purchase contracts obligated the holders to purchase between 35.0 and 43.4 million shares (based upon a specified exchange ratio) of Baxter common stock in February 2006 for $1.25 billion. Baxter made interest payments to the note holders at an annual rate of 3.6%, and payments to the purchase contract holders at an annual rate of 3.4%. Refer to Note 1 for a discussion of the impact of the purchase contracts on the company’s EPS calculation.

As originally scheduled, in November 2005 the $1.25 billion of notes were remarketed, and the 3.6% annual interest rate was reset to 5.196%. Using a portion of the repatriation cash proceeds, management bid for, purchased and retired $1 billion of the remarketed notes. The outstanding remarketed notes mature in 2008.

In February 2006, the purchase contracts matured and Baxter issued approximately 35 million shares of Baxter common stock for $1.25 billion. Management plans to use these proceeds to pay down existing debt, for stock repurchases and for other general corporate purposes.

Redemptions

In November 2005, the company redeemed the entire approximately $500 million outstanding of its 5.25% notes, which were due in 2007. In June 2003, the company redeemed $800 million, or substantially all, of it convertible debentures, as the holders exercised their rights to put the debentures to the company.

The company incurred $17 million in costs associated with the repurchase of the notes included in the equity units and the redemption of the 5.25% notes in 2005, and $11 million in costs associated with the redemption of the convertible debentures in 2003. These costs are included in other expense, net in the accompanying consolidated statements of income.

Future Minimum Lease Payments and Debt Maturities

		Debt maturities
	Operating	and capital
as of and for the years ended December 31 (in millions)	leases	leases

2006	$122	$783
2007	102	288
2008	82	715
2009	67	5
2010	59	641
Thereafter	93	780

Total obligations and commitments	525	3,212
Interest on capital leases, discounts and premiums, and adjustments relating to hedging instruments	n/a	(15)

Long-term debt and lease obligations	$525	$3,197

Credit Facilities

The company maintains three primary revolving credit facilities, which totaled approximately $2 billion at December 31, 2005. One of the facilities totals $640 million and matures in October 2007, another facility totals $800 million and matures in September 2009, and the third facility, which is denominated in Euros, totals approximately $600 million and matures in January 2008. The facilities enable the company to borrow funds in U.S. Dollars, Euros or Swiss Francs on an unsecured basis at variable interest rates and contain various covenants, including a maximum net-debt-to-capital ratio and a quarterly minimum interest coverage ratio. At December 31, 2005, the company was in compliance with the financial covenants in these agreements. As discussed above, in conjunction with its repatriation plan, in November 2005 the company drew $300 million under its European credit facility. The borrowings bear interest at a variable rate and are repayable at any time, in whole or in part, through the maturity date of the revolving facility. There were no other borrowings outstanding under the company’s primary credit facilities at December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Baxter also maintains other credit arrangements, which totaled $544 million at December 31, 2005 and $609 million at December 31, 2004. Borrowings outstanding under these facilities totaled $141 million at December 31, 2005 and $207 million at December 31, 2004.

Cash Collateral Requirements

As discussed further in Note 5, the company uses foreign currency and interest rate derivative instruments for hedging purposes. For risk management purposes, one of the company’s agreements includes provisions whereby the counterparty financial institution could require that collateral be posted, and another agreement includes provisions that could cause the arrangement to be terminated under specified circumstances. The collateral and termination triggers are dependent upon the mark-to-market liability (if any) with the respective financial institutions and the company’s credit ratings. No early termination clauses were triggered during the three-year period ended December 31, 2005, and no collateral was posted pursuant to these arrangements at December 31, 2005.

Leases

The company leases certain facilities and equipment under capital and operating leases expiring at various dates. The leases generally provide for the company to pay taxes, maintenance, insurance and certain other operating costs of the leased property. Most of the operating leases contain renewal options. Operating lease rent expense was $138 million in 2005, $149 million in 2004 and $152 million in 2003.

Other Commitments and Contingencies

Shared Investment Plan
In order to align management and shareholder interests, in 1999 the company sold shares of the company’s stock to Baxter’s senior managers. The participants used five-year full-recourse personal bank loans to purchase the stock. Baxter guaranteed repayment to the banks in the event a participant in the plan defaulted on his or her obligations, which were due on May 6, 2004.

In order to continue to align management and shareholder interests and to balance both the short- and long-term needs of Baxter, the board of directors authorized the company to provide a new three-year guarantee at the May 6, 2004 loan due date for non-executive officer employees who elected to extend their loans. The outstanding amount of the company’s loan guarantee relating to eligible employees who extended their loans was $83 million at December 31, 2005. As with the guarantee issued in 1999, the company may take actions relating to participants and their assets to obtain full reimbursement for any amounts the company pays to the banks pursuant to the loan guarantee.

With respect to the participants who were either not eligible or did not elect to extend their loans on the May 6, 2004 due date, the majority paid their principal and interest obligations in full, and the company structured new repayment schedules with certain participants.

Joint Development and Commercialization Arrangements

In the normal course of business, Baxter enters into joint development and commercialization arrangements with third parties, sometimes with investees of the company. The arrangements are varied but generally provide that Baxter will receive certain rights to manufacture, market or distribute a specified technology or product under development by the third party, in exchange for payments by Baxter when the third party achieves certain pre-clinical, clinical and regulatory authorization milestones. At December 31, 2005, the unfunded milestone payments under these arrangements totaled approximately $400 million. Based on management’s projections, any contingent payments made in the future will be more than offset over time by the estimated net future cash flows relating to the rights acquired for those payments.

The majority of the unfunded milestone payments pertain to the BioScience segment, and over half of the total relates to agreements entered into during 2005. Two of the agreements, one with Nektar Therapeutics and the other with Lipoxen Technologies, relate to the development of longer-acting forms of blood clotting proteins, with the objective of reducing the frequency of injections required to treat blood clotting disorders such as hemophilia A. The company also entered into an agreement with Kuros Biosurgery AG to obtain exclusive rights to develop and commercialize hard and soft tissue-repair products using the partner’s proprietary biologics and related binding technology. The objective of this collaboration is to position the BioScience segment to enter the orthobiologic market.

Indemnifications

During the normal course of business, Baxter makes certain indemnities, commitments and guarantees pursuant to which the company may be required to make payments related to specific transactions. These include: (i) intellectual property indemnities to customers in connection with the use, sales or license of products and services; (ii) indemnities to customers in connection with losses incurred while performing services

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

on their premises; (iii) indemnities to vendors and service providers pertaining to claims based on negligence or willful misconduct; and (iv) indemnities involving the representations and warranties in certain contracts. In addition, under Baxter’s Restated Certificate of Incorporation, and consistent with Delaware General Corporation Law, the company has agreed to indemnify its directors and officers for certain losses and expenses upon the occurrence of certain prescribed events. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that the company could be obligated to make. To help address these risks, the company maintains various insurance coverages. Based on historical experience and evaluation of the agreements, management does not believe that any significant payments related to its indemnifications will result, and therefore the company has not recorded any associated liabilities.

Legal Contingencies

Refer to Note 9 for a discussion of the company’s legal contingencies.

NOTE 5

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

A subordinated interest in each securitized portfolio is generally retained by the company. The amount of the retained interests and the costs of certain of the securitization arrangements vary with the company’s credit rating and other factors. Under one of the agreements the company is required to maintain compliance with various covenants, including a maximum net-debt-to-capital ratio and a minimum interest coverage ratio. The company was in compliance with all covenants at December 31, 2005. Another arrangement requires that the company post cash collateral in the event of a specified unfavorable change in credit rating. The maximum potential cash collateral, which was not required as of December 31, 2005, was less than $20 million. In addition, in the event of certain specified downgrades (Baa3 or BBB-, depending on the rating agency), the company would no longer be able to securitize new receivables under certain of its securitization arrangements. However, any downgrade of credit ratings would not impact previously securitized receivables.

The fair values of the retained interests are estimated taking into consideration both historical experience and current projections with respect to the transferred assets’ future credit losses. The key assumptions used when estimating the fair values of the retained interests include the discount rate (which generally averages approximately 5%), the expected weighted-average life (which averages approximately 3 years for lease receivables and 5 to 7 months for trade receivables) and anticipated credit losses (which are expected to be immaterial as a result of meeting the eligibility criteria mentioned above). The subordinated interests retained in the transferred receivables are carried as assets in Baxter’s consolidated balance sheets, and totaled $85 million at December 31, 2005 and $97 million at December 31, 2004. An immediate 10% and 20% adverse change in these assumptions would reduce the fair value of the retained interests at December 31, 2005 by approximately $1 million and $2 million, respectively. These sensitivity analyses are hypothetical and should be used with caution. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in each assumption to the change in fair value may not be linear.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As detailed below, the securitization arrangements resulted in net cash outflows of $111 million in 2005 and $162 million in 2004, and had no impact on net cash flows in 2003. A summary of the securitization activity is as follows.

as of and for the years ended December 31 (in millions)	2005	2004	2003

Sold receivables at beginning of year	$594	$742	$721
Proceeds from sales of receivables	1,418	1,395	1,712
Cash collections (remitted to the owners of the receivables)	(1,529)	(1,557)	(1,712)
Foreign exchange	(32)	14	21

Sold receivables at end of year	$451	$594	$742

Credit losses, net of recoveries, relating to the retained interests, and the net gains relating to the sales of receivables were immaterial for each year.

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

Foreign Currency and Interest Rate Risk Management

The company operates on a global basis, and is exposed to the risk that its earnings, cash flows and shareholders’ equity could be adversely impacted by foreign exchange and movements in interest rates. The company’s hedging policy manages these risks based on management’s judgment of the appropriate trade-off between risk, opportunity and costs.

The company is primarily exposed to foreign currency risk related to firm commitments, forecasted transactions and net assets denominated in the Euro, Japanese Yen, British Pound and Swiss Franc. The company manages its foreign currency exposures on a consolidated basis, which allows the company to net exposures and take advantage of any natural offsets. In addition, the company uses derivative and nonderivative instruments to further reduce the exposure to foreign exchange. Gains and losses on the hedging instruments offset losses and gains on the hedged transactions to reduce the earnings and shareholders’ equity volatility resulting from foreign exchange.

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

The following table summarizes net-of-tax activity in AOCI, a component of shareholders’ equity, related to the company’s cash flow hedges.

as of and for the years ended December 31 (in millions)	2005	2004	2003

AOCI (loss) balance at beginning of year	$(91)	$(138)	$(32)
Net loss in fair value of derivatives during the year	(1)	(47)	(152)
Net loss reclassified to earnings during the year	64	94	46

AOCI (loss) balance at end of year	$(28)	$(91)	$(138)

As of December 31, 2005, $15 million of deferred net after-tax losses on derivative instruments included in AOCI are expected to be recognized in earnings during the next twelve months, coinciding with when the hedged items are expected to impact earnings.

During 2004, certain foreign currency derivatives were no longer classified as hedges and were discontinued due to changes in the company’s anticipated net exposures. Based on analyses performed at the time, intercompany sales from the United States to Europe (denominated in Euros) were expected to be lower than originally projected. In particular, due to the strong European sales launch of ADVATE (Antihemophilic Factor (Recombinant), Plasma/ Albumin-Free Method) rAHF-PFM, the company’s advanced recombinant therapy

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(which is manufactured in Europe), the current forecasts of intercompany sales of RECOMBINATE Antihemophilic Factor (rAHF) from the United States into Europe were reduced. Because it was probable that these originally forecasted sales would no longer occur, the related deferred hedge loss of $17 million ($10 million on a net-of-tax basis) was reclassified from AOCI (included in the table above) to cost of goods sold. Discontinued hedges were not significant in 2005 and 2003.

Over 95% of the company’s foreign currency cash flow hedge contracts in place at December 31, 2005 mature in 2006, with the remaining contracts maturing in 2007.

Fair Value Hedges

The company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. These instruments hedge the company’s earnings from fluctuations in interest rates. No portion of the change in fair value of the company’s fair value hedges was ineffective or excluded from the assessment of hedge effectiveness during the three years ended December 31, 2005.

Hedges of Net Investments in Foreign Operations

The company has historically hedged the net assets of certain of its foreign operations using a combination of foreign currency denominated debt and cross-currency swaps. The cross-currency swaps have served as effective hedges for accounting purposes and have reduced volatility in the company’s shareholders’ equity balance and net-debt-to-capital ratio (as any increase or decrease in the fair value of the swaps relating to changes in spot currency exchange rates is offset by the change in value of the hedged net assets of the foreign operations relating to changes in spot currency exchange rates). The net after-tax gains related to derivative and nonderivative net investment hedge instruments recorded in AOCI totaled $101 million in 2005. During 2004 and 2003, net after-tax losses related to derivative and nonderivative net investment hedge instruments recorded in AOCI totaled $171 million and $384 million, respectively.

In 2004, management reevaluated its net investment hedge strategy and decided to reduce the use of these instruments as a risk management tool. Management settled the swaps maturing in 2005, using cash flows from operations, as further discussed below.

In addition, in order to reduce financial risk and uncertainty through the maturity (or cash settlement) dates of the cross-currency swaps, the company executed offsetting, or mirror, cross-currency swaps relating to over half of the existing portfolio. As of the date of execution, these mirror swaps effectively fixed the net amount that the company will ultimately pay to settle the cross-currency swap agreements subject to this strategy. After execution, as the market value of the fixed portion of the original portfolio changes, the market value of the mirror swaps changes by an approximately offsetting amount, and vice versa. The mirror swaps will be settled when the offsetting existing swaps are settled. The following is a summary, by maturity date, of the mark-to-market liability position of the original cross-currency swaps portfolio, the mirror swaps liability position, and the total mark-to-market position as of December 31, 2005 (in millions).

		Mirror swaps	Total
Maturity date	Swaps liability	liability	liability

2007	$26	$11	$37
2008	210	88	298
2009	310	—	310

Total	$546	$99	$645

Approximately $335 million, or 52%, of the total swaps liability of $645 billion as of December 31, 2005 has been fixed by the mirror swaps.

In accordance with SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” when the cross-currency swaps are settled, the cash flows are reported within the financing section of the consolidated statement of cash flows. When the mirror swaps are settled, the cash flows are reported in the operating section of the consolidated statement of cash flows. Of the $379 million of net settlement payments in 2005, $432 million of cash outflows were included in the financing section and $53 million of cash inflows were included in the operating section. The entire $40 million in settlement payments in 2004 were included in the financing section of the consolidated statement of cash flows.

The total swaps net liability decreased from $1.17 billion at December 31, 2004 to $645 million at December 31, 2005 due to the $379 million of net settlement payments and a $148 million favorable movement in the foreign currency rate.

Other Foreign Currency Hedges

The company uses forward contracts and options to hedge earnings from the effects of foreign exchange relating to certain of the company’s intercompany and third-party receivables and payables denominated in a foreign currency. These derivative instruments are not formally designated as hedges,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and the change in fair value of the instruments, which substantially offsets the change in book value of the hedged items, is recorded directly to earnings.

Equity Forward Agreements

In order to partially offset the potentially dilutive effect of employee stock options, in the past, the company periodically entered into forward agreements with independent third parties related to the company’s common stock. The forward agreements required the company to purchase its common stock from the counterparties on specified future dates and at specified prices. The company physically settled all remaining equity purchase agreements during 2003, repurchasing 15 million shares for $714 million.

Book Values and Fair Values of Financial Instruments

			Approximate
	Book values		fair values

as of December 31 (in millions)	2005	2004	2005	2004

Assets
Long-term insurance receivables	$69	$66	$66	$64
Investments at cost	20	20	20	20
Foreign currency hedges	45	61	45	61
Interest rate hedges	—	5	—	5
Cross-currency swaps	—	129	—	129
Liabilities
Short-term debt	141	207	141	207
Current maturities of long-term debt and lease obligations	783	154	788	154
Other long-term debt and lease obligations	2,414	3,933	2,409	4,158
Foreign currency hedges	75	158	75	158
Interest rate hedges	19	12	19	12
Cross-currency swaps	645	1,301	645	1,301
Long-term litigation liabilities	93	113	89	109

The estimated fair values of insurance receivables and long-term litigation liabilities were computed by discounting the expected cash flows based on currently available information, which in many cases does not include final orders or settlement agreements. The approximate fair values of other assets and liabilities are based on quoted market prices, where available. The carrying values of all other financial instruments approximate their fair values due to the short-term maturities of these assets and liabilities.

NOTE 6

COMMON AND PREFERRED STOCK

Stock Compensation Plans

Stock Option Plans
Stock options have been granted to employees at various dates. Most grants have a 10-year term and have an exercise price at least equal to 100% of the market value on the date of grant. Vesting terms vary, with the majority of outstanding options vesting 100% in three years. As of December 31, 2005, 22,753,674 authorized shares are available for future awards under the company’s stock option plans.

Stock Options Outstanding

The following is a summary of stock options outstanding at December 31, 2005.

(option shares in thousands)

	Options outstanding			Vested options

		Weighted-
Range		average	Weighted-		Weighted-
of		remaining	average		average
exercise		contractual	exercise		exercise
prices	Outstanding	life (years)	price	Vested	price

$20-28	13,102	5.2	$26.30	6,006	$24.96
29-39	23,371	7.4	32.40	7,689	31.15
40-44	9,951	4.9	41.29	9,793	41.31
45-47	10,117	5.2	45.42	10,117	45.42
48-56	9,445	6.0	51.93	9,445	51.93

$20-56	65,986	6.1	$37.32	43,050	$40.51

As of December 31, 2004 and 2003, there were 44,852,000 and 34,662,000 options exercisable, respectively, at weighted-average exercise prices of $38.09 and $32.26, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Option Activity

		Weighted-
		average
(option shares in thousands)	Shares	exercise price

Options outstanding at December 31, 2002	69,830	$38.44
Granted	10,833	27.39
Exercised	(1,827)	20.08
Forfeited	(5,995)	42.28

Options outstanding at December 31, 2003	72,841	36.94
Granted	7,350	29.69
Exercised	(4,350)	23.73
Forfeited	(9,214)	38.11

Options outstanding at December 31, 2004	66,627	36.84
Granted	10,467	35.05
Exercised	(5,666)	26.03
Forfeited	(5,442)	38.81

Options outstanding at December 31, 2005	65,986	$37.32

Restricted Stock and Restricted Stock Unit Plans

The company grants restricted stock and restricted stock units to be settled in common stock (RSUs) to key employees. In addition, the company’s non-employee directors are compensated with a combination of restricted stock, stock options and cash. The most significant of these plans relates to the RSUs. Grants of RSUs were first made in 2005, and vest in one-third increments over a three-year period. During 2005, 2004 and 2003, 821,250, 55,787 and 54,441 shares, respectively, of restricted stock and RSUs were granted with weighted-average grant-date fair values of $35.04, $31.82 and $25.27 per share or share unit, respectively. At December 31, 2005, 870,498 shares of restricted stock and RSUs were subject to restrictions, with 287,513 shares or share units lapsing in 2006, 304,116 lapsing in 2007, 258,869 lapsing in 2008, and the remainder lapsing in 2010.

Employee Stock Purchase Plans

Nearly all employees are eligible to participate in the company’s employee stock purchase plans. For subscriptions that began prior to April 1, 2005, the employee purchase price was the lower of 85% of the closing market price on the date of subscription or 85% of the closing market price on the purchase dates, as defined by the plans. For subscriptions that began on or after April 1, 2005, the employee purchase price is 95% of the closing market price on the purchase date, as defined by the plans. The change to the employee stock purchase plan in 2005 was made as part of an overall reassessment of employee benefits and in contemplation of the new stock compensation accounting rules. At December 31, 2005, 6,804,028 authorized shares of common stock are available for purchase under these plans. The company issued 1,124,062 shares in 2005, 2,896,506 shares in 2004 and 2,906,942 shares in 2003 under these plans.

Stock Repurchase Programs

As authorized by the board of directors, from time to time the company repurchases its stock on the open market to optimize its capital structure depending upon the company’s cash flows, net debt level and current market conditions. As of December 31, 2005, $243 million was available under the board of directors’ October 2002 authorization. In February 2006, the board of directors authorized the repurchase of an additional $1.5 billion of the company’s common stock. No open-market repurchases were made in 2005, 2004 or 2003. As discussed in Note 5, in 2003 the company repurchased its stock from counterparty financial institutions for $714 million in conjunction with the settlement of its remaining equity forward agreements. In 2004, stock repurchases totaled $18 million, all of which were from Shared Investment Plan participants in private transactions. Refer to Note 4 for information regarding the Shared Investment Plan.

Issuances of Stock

In September 2003, the company issued 22 million shares of common stock in an underwritten offering and received net proceeds of $644 million. The net proceeds from this issuance were principally used to retire a portion of the company’s debt, settle equity forward agreements, and for other general corporate purposes. Refer to Note 4 regarding the February 2006 issuance of approximately 35 million shares of common stock for $1.25 billion in conjunction with the settlement of the purchase contracts included in the company’s December 2002 issuance of equity units.

Common Stock Dividends

In November 2005, the board of directors declared an annual dividend on the company’s common stock of $0.582 per share. The dividend, which was paid on January 5, 2006 to shareholders of record as of December 9, 2005, was a continuation of the prior annual rate.

Other

The board of directors is authorized to issue up to 100 million shares of no par value preferred stock in series with varying terms as it determines. In March 1999, common shareholders received a dividend of one preferred stock purchase right

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(collectively, the Rights) for each share of common stock. As a result of the two-for-one split of the company’s common stock in May 2001, each outstanding share of common stock is now accompanied by one-half of one Right. The Rights may become exercisable at a specified time after (1) the acquisition by a person or group of 15% or more of the company’s common stock or (2) a tender or exchange offer for 15% or more of the company’s common stock. Once exercisable, the holder of each Right is entitled to purchase, upon payment of the exercise price, an amount of shares of the company’s common stock the aggregate market value of which equals two times the exercise price of the Rights. The Rights have a current exercise price of $275. The Rights expire on March 23, 2009, unless earlier redeemed by the company under certain circumstances at a price of $0.01 per Right.

NOTE 7

RETIREMENT AND OTHER BENEFIT PROGRAMS

The company sponsors a number of qualified and nonqualified pension plans for its employees. The company also sponsors certain unfunded contributory healthcare and life insurance benefits for substantially all domestic retired employees.

The company uses a measurement date of September 30 for its pension and other postemployment benefit (OPEB) plans. The benefit plan information disclosed below pertains to all of the company’s retirement and other benefit plans, in the United States and foreign countries.

Reconciliation of Pension and OPEB Plan Obligations, Assets and Funded Status

	Pension benefits		OPEB

as of and for the years ended December 31 (in millions)	2005	2004	2005	2004

Benefit obligations
Beginning of period	$2,838	$2,547	$563	$491
Service cost	81	77	7	9
Interest cost	160	151	28	29
Participant contributions	6	6	10	9
Actuarial loss (gain)	239	144	(69)	46
Benefit payments	(118)	(106)	(33)	(21)
Foreign exchange and other	(54)	19	—	—

End of period	3,152	2,838	506	563

Fair value of plan assets
Beginning of period	1,739	1,433	—	—
Actual return on plan assets	289	182	—	—
Employer contributions	155	213	23	12
Participant contributions	6	6	10	9
Benefit payments	(118)	(106)	(33)	(21)
Foreign exchange and other	(19)	11	—	—

End of period	2,052	1,739	—	—

Funded status
Funded status at end of period	(1,100)	(1,099)	(506)	(563)
Unrecognized net losses	1,386	1,366	126	201
Fourth quarter contributions and benefit payments	428	9	5	9

Net amount recognized at December 31	$714	$276	$(375)	$(353)

Amounts recognized in the consolidated balance sheets
Prepaid benefit cost	$930	$497	$—	$—
Accrued benefit liability	(216)	(221)	(375)	(353)
Additional minimum liability	(1,131)	(1,140)	—	—
Intangible asset	2	2	—	—
AOCI (a component of shareholders’ equity)	1,129	1,138	—	—

Net amount recognized at December 31	$714	$276	$(375)	$(353)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Funded Status Percentage

As of the September 30, 2005 measurement date, the funded status percentage (the fair value of plan assets ($2.1 billion) divided by the benefit obligation ($3.2 billion), per the table above) for the company’s pension plans was 65%. Inclusion of the fourth quarter 2005 contributions (net of benefit payments) of $428 million would increase the funded status percentage by 14 percentage points, to 79%.

Accumulated Pension Benefit Obligation

The pension obligation information in the table above represents projected benefit obligations. The accumulated benefit obligation (ABO) was $2.89 billion at the 2005 measurement date and $2.59 billion at the 2004 measurement date.

The information in the table above represents the totals for all of the company’s defined benefit pension plans. The following is information for Baxter’s defined benefit pension plans with an ABO in excess of plan assets at the indicated measurement dates.

(in millions)	2005	2004

Projected benefit obligation	$3,070	$2,620
ABO	2,825	2,437
Fair value of plan assets	1,981	1,564

Additional Minimum Liability

If the ABO relating to a pension plan exceeds the fair value of the plan’s assets, the liability established for that pension plan must be at least equal to that excess. The additional minimum liability (AML) that must be recorded to state the plan’s pension liability at this unfunded ABO amount is charged directly to AOCI. As a result of unfavorable asset returns in certain prior years and a decline in interest rates, the company recorded an AML relating to certain plans. The net-of-tax reduction to AOCI totaled $3 million, $48 million and $170 million for the years ended December 31, 2005, 2004 and 2003, respectively. These entries had no impact on the company’s results of operations.

The AML is calculated as of the pension plan measurement date, which is September 30. Therefore, the fourth quarter 2005 contribution (detailed in the table above) was not considered in the calculation of the AML in 2005.

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

The Investment Committee’s significant documented goals and guidelines include the following.

•	Ability to pay all benefits when due;

•	Targeted long-term performance expectations relative to applicable market indices, such as Standard & Poor’s, Russell, MSCI EAFE, and other indices;

•	Targeted asset allocation percentage ranges (summarized in the table below), and periodic reviews of these allocations;

•	Diversification of assets among third-party investment managers, and by geography, industry, stage of business cycle and other measures;

•	Specified investment holding and transaction prohibitions (for example, private placements or other restricted securities, securities that are not traded in a sufficiently active market, short sales, certain derivatives, commodities and margin transactions);

•	Specified portfolio percentage limits on holdings in a single corporate or other entity (generally 5%, except for holdings in U.S. Government or agency securities);

•	Specified average credit quality for the fixed-income securities portfolio (at least AA- by Standard & Poor’s or AA3 by Moody’s);

•	Specified portfolio percentage limits on foreign holdings; and

•	Periodic monitoring of investment manager performance and adherence to the Investment Committee’s policies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension Plan Asset Allocations

		Allocation of
	Target	plan assets at
	allocation	measurement date
	ranges	2005	2004

Equity securities	65% to 75%	81%	85%
Fixed-income securities and other	25% to 35%	19%	15%

Total	100%	100%	100%

In 2004, management decided to change the target asset allocation ranges, reducing the equity securities weighting in the overall asset portfolio over time and increasing the portion of the portfolio invested in fixed-income securities.

Expected Pension and OPEB Plan Funding

The company’s funding policy for its defined benefit pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that management may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the company, and other factors. The company funded $574 million to its pension plans during calendar year 2005, principally to its U.S. and Puerto Rico plans. Currently, the company is not legally obligated to fund its U.S. and Puerto Rico plans in 2006. Management continually reassesses the amount and timing of any discretionary contributions. Management expects that Baxter will have net cash outflows relating to its OPEB plan of approximately $23 million in 2006. With respect to the pension plan covering U.S. employees, the U.S. Congress has been considering various changes to the pension plan funding rules, which could affect future required cash contributions. Management’s expected future contributions and benefit payments disclosed in this report are based on current laws and regulations, and do not reflect any potential future legislative changes.

Expected Net Pension and OPEB Plan Payments for Next 10 Years

	Pension
(in millions)	benefits	OPEB

2006	$120	$23
2007	124	24
2008	132	26
2009	140	27
2010	148	29
2011 through 2015	922	160

Total expected net benefit payments for next 10 years	$1,586	$289

The expected net benefit payments above reflect the company’s share of the total net benefits expected to be paid from the plans’ assets (for funded plans) or from the company’s assets (for unfunded plans). The total expected OPEB benefit payments for the next ten years are net of approximately $50 million of expected federal subsidies relating to the Medicare Prescription Drug, Improvement and Modernization Act, which is further discussed below.

Net Periodic Benefit Cost

years ended December 31 (in millions)	2005	2004	2003

Pension benefits
Service cost	$81	$77	$67
Interest cost	160	151	137
Expected return on plan assets	(169)	(187)	(176)
Amortization of net loss and other	84	62	23

Net periodic pension benefit cost	$156	$103	$51

OPEB
Service cost	$7	$9	$7
Interest cost	28	29	27
Amortization of net loss and other	5	9	6

Net periodic other benefit cost	$40	$47	$40

Weighted-Average Assumptions Used in Determining Benefit Obligations

	Pension benefits		OPEB

	2005	2004	2005	2004

Discount rate
U.S. and Puerto Rico plans	5.75%	5.75%	5.75%	5.75%
International plans	4.12%	5.12%	n/a	n/a
Rate of compensation increase
U.S. and Puerto Rico plans	4.50%	4.50%	n/a	n/a
International plans	3.46%	3.44%	n/a	n/a
Annual rate of increase in the per-capita cost	n/a	n/a	10.00%	10.00%
Rate decreased to	n/a	n/a	5.00%	5.00%
by the year ended	n/a	n/a	2011	2010

The assumptions used in calculating the 2005 measurement date benefit obligations will be used in the calculation of net expense in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Weighted-Average Assumptions Used in Determining Net Periodic Benefit Cost

	Pension benefits			OPEB

	2005	2004	2003	2005	2004	2003

Discount rate
U.S. and Puerto Rico plans	5.75%	6.00%	6.75%	5.75%	6.00%	6.75%
International plans	5.12%	5.35%	5.41%	n/a	n/a	n/a
Expected return on plan assets
U.S. and Puerto Rico plans	8.50%	10.00%	10.00%	n/a	n/a	n/a
International plans	6.92%	7.62%	7.48%	n/a	n/a	n/a
Rate of compensation increase
U.S. and Puerto Rico plans	4.50%	4.50%	4.50%	n/a	n/a	n/a
International plans	3.44%	3.78%	3.75%	n/a	n/a	n/a
Annual rate of increase in the per-capita cost	n/a	n/a	n/a	10.00%	10.00%	10.20%
Rate decreased to	n/a	n/a	n/a	5.00%	5.00%	5.00%
by the year ended	n/a	n/a	n/a	2010	2007	2007

Management establishes the expected return on plan assets assumption primarily based on a review of historical compound average asset returns, both company-specific and relating to the broad market (based on the company’s current and planned asset allocation). Management also applies its judgment, based on an analysis of current market information and future expectations, in arriving at the expected return assumption. Management revised the asset return assumption to be used in determining net pension expense from 10% for 2004 to 8.5% for 2005 based on these reviews. Management plans to continue to use an 8.5% assumption for 2006. The change in the assumption from 2004 to 2005 was primarily due to anticipated changes in the company’s pension trust asset allocation, shifting to a higher mix of fixed-income investments versus equity investments over time.

Effect of a One-Percent Change in Assumed Healthcare Cost Trend Rate

	One percent		One percent
	increase		decrease

years ended December 31 (in millions)	2005	2004	2005	2004

Effect on total of service and interest cost components of OPEB cost	$ 5	$ 5	$ 4	$ 4
Effect on OPEB obligation	$70	$73	$58	$61

Medicare Prescription Drug, Improvement and Modernization Act

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act (the Medicare Act) was signed into law. The Medicare Act introduces a prescription drug benefit under Medicare (Part D) as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare (Part D). The final regulations for determining whether plans are actuarially equivalent to Medicare (Part D) were issued in January 2005. Based on these final regulations, management expects the company’s OPEB plan to be actuarially equivalent to Medicare (Part D), and that the company will be eligible for the federal subsidy. In accordance with GAAP, the estimated reduction in the accumulated OPEB obligation due to the federal subsidy is reflected as an actuarial gain, and the gain is being amortized.

Defined Contribution Plan

Most U.S. employees are eligible to participate in a qualified defined contribution plan. Company matching contributions relating to continuing operations were $21 million in 2005, $22 million in 2004 and $23 million in 2003.

NOTE 8

INCOME TAXES

Income Before Income Tax Expense by Category

years ended December 31 (in millions)	2005	2004	2003

United States	$346	$57	$776
International	1,098	373	353

Income from continuing operations before income taxes and cumulative effect of accounting changes	$1,444	$430	$1,129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Tax Expense

years ended December 31 (in millions)	2005	2004	2003

Current
United States
Federal	$57	$46	$(138)
State and local	(33)	14	9
International	261	105	243

Current income tax expense	285	165	114

Deferred
United States
Federal	232	(139)	150
State and local	(24)	(23)	37
International	(7)	44	(79)

Deferred income tax expense (benefit)	201	(118)	108

Income tax expense	$486	$47	$222

Deferred Tax Assets and Liabilities

as of December 31 (in millions)	2005	2004

Deferred tax assets
Accrued expenses	$342	$310
Accrued retirement benefits	257	414
Alternative minimum tax credit	76	156
Tax credits and net operating losses	828	688
Asset basis differences	—	105
Other	2	—
Valuation allowances	(319)	(288)

Total deferred tax assets	1,186	1,385

Deferred tax liabilities
Asset basis differences	264	—
Subsidiaries’ unremitted earnings	14	9
Other	—	110

Total deferred tax liabilities	278	119

Net deferred tax asset	$908	$1,266

At December 31, 2005, the company had U.S. operating loss carryforwards totaling $701 million, general business tax credit carryforwards totaling $53 million and foreign tax credit carryforwards totaling $137 million. Of the operating loss carryforwards $41 million will expire between 2010 and 2022, $385 million will expire in 2023 and $275 million will expire in 2025. The general business credits will expire in 2018 through 2024 and the foreign tax credits will expire in 2012 through 2015. At December 31, 2005, the company had foreign net operating loss carryforwards totaling $1.49 billion. Of this amount, $42 million expires in 2007, $6 million expires in 2008, $330 million expires in 2009, $179 million expires in 2010, $458 million expires in 2011, $147 million expires in 2012, $33 million expires after 2012 and $298 million has no expiration date. Realization of these operating loss and tax credit carryforwards depends on generating sufficient taxable income in future periods. A valuation allowance of $319 million has been recorded at December 31, 2005 to reduce the deferred tax assets associated with operating loss and tax credit carryforwards, as well as amortizable assets in loss entities, because the company does not believe it is more likely than not that these assets will be fully realized prior to expiration.

The company will continue to evaluate the need for additional valuation allowances and, as circumstances change, the valuation allowance may change.

Income Tax Expense Reconciliation

years ended December 31 (in millions)	2005	2004	2003

Income tax expense at U.S. statutory rate	$505	$150	$396
Operations subject to tax incentives	(271)	(174)	(148)
State and local taxes	(57)	(17)	8
Foreign tax expense	88	44	4
In-process R&D charges	—	11	—
Tax on repatriations of foreign earnings	229	—	35
Tax settlements	—	(55)	(59)
Restructuring and other special charges	(12)	98	(17)
Other factors	4	(10)	3

Income tax expense	$486	$47	$222

The American Jobs Creation Act of 2004

In October 2004, the American Jobs Creation Act of 2004 (the Act) was enacted. The Act created a one-time incentive for U.S. corporations to repatriate undistributed foreign earnings by providing an 85% dividends received deduction. This allowed U.S. companies to repatriate non-U.S. earnings through 2005 at a substantially reduced rate, provided that certain criteria were met.

Under a plan approved by the company’s board of directors in September 2005, during the fourth quarter of 2005 the company repatriated approximately $2.1 billion in earnings previously considered indefinitely reinvested outside the United States. The company recorded income tax expense of $191 million associated with this repatriation. In addition, the company recognized income tax expense of $38 million during 2005 relating to certain earnings outside the United

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

States, which were not deemed indefinitely reinvested. The company also recognized $12 million of income tax expense in 2005 relating to certain foreign earnings taxed currently by the United States under Subpart F of the U.S. Internal Revenue Code. Management will continue to evaluate whether to indefinitely reinvest earnings in certain foreign jurisdictions as it continues to analyze the company’s global financial structure. Currently, aside from the items mentioned above, management intends to continue to reinvest earnings outside of the United States for the foreseeable future, and therefore has not recognized U.S. income tax expense on these earnings. U.S. federal income taxes, net of applicable credits, on these foreign unremitted earnings of $3.79 billion as of December 31, 2005, would be approximately $323 million. As of December 31, 2004 (prior to the 2005 repatriation), the foreign unremitted earnings and U.S. federal income tax amounts were $5.01 billion and $1.17 billion, respectively.

The repatriation principally consisted of existing off-shore cash, proceeds from the issuance of notes and an existing European credit facility. Repatriation cash proceeds are being reinvested in the company’s domestic operations in accordance with the Act. The majority of the proceeds were used in 2005 to reduce the company’s debt and contribute to its pension plans.

Effective Income Tax Rate

The effective income tax rate was 34% in 2005, 11% in 2004 and 20% in 2003.

The changes in the effective income tax rate each year were due to a number of factors and events. As discussed above, included in results of operations in 2005, 2004 and 2003 were certain unusual or nonrecurring pre-tax charges and income items. The company’s effective income tax rate was impacted by these items, which were tax-effected at varying rates, depending on the particular tax jurisdictions.

The effective tax rate for 2005 was also impacted by the $191 million one-time income tax charge related to the repatriation of foreign earnings, as well as the other above-mentioned income tax expense items. The effective income tax rate in 2004 was impacted by favorable settlements in certain jurisdictions around the world. As a result of the completion of tax audits in 2004, $55 million of reserves for matters previously under review were reversed into income. Also included in net income tax expense in 2004 was a $25 million benefit related to tax rate changes in certain foreign jurisdictions. The effective income tax rate in 2003 was impacted by the one-time tax cost of nondeductible foreign dividends paid as the company converted to a new tax structure in certain regions.

Together, the special charges and unique events increased the effective tax rate by approximately 16 points in 2005, and decreased the effective tax rate in 2004 and 2003 by 13 points and 6 points, respectively. Excluding any discrete items, management anticipates that the effective income tax rate will be approximately 20% to 21% in 2006.

Tax Incentives

The company has received tax incentives in Puerto Rico, Switzerland, and certain other taxing jurisdictions outside the United States. The financial impact of the reductions as compared to the U.S. statutory rate is indicated in the table above. The tax reductions as compared to the local statutory rate favorably impacted earnings per diluted share by $0.32 in 2005, $0.23 in 2004 and $0.20 in 2003. The Puerto Rico grant provides that the company’s manufacturing operations will be partially exempt from local taxes until the year 2013. The Switzerland grant provides the company’s manufacturing operations will be partially exempt from local taxes until the year 2014. The tax incentives in the other jurisdictions continue until at least 2007.

Examinations of Tax Returns

U.S. federal income tax returns filed by Baxter through December 31, 2001 have been examined and closed by the Internal Revenue Service; however, these closed examinations could be re-opened. As discussed in Note 1, the company records appropriate reserves for any uncertain tax positions. The company has ongoing audits in the United States (federal and state) and international jurisdictions, including Brazil, Finland, France, Greece and Japan. In the opinion of management, the company has made adequate tax provisions for all years subject to examination.

NOTE 9

LEGAL PROCEEDINGS

The company is involved in product liability, patent, shareholder, commercial, and other legal proceedings that arise in the normal course of the company’s business. The company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the lower end of the range is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded.

Baxter has established reserves for certain of the matters discussed below. Management is not able to estimate the amount or range of any loss for certain of the company’s legal contingencies for which there is no reserve or additional loss for matters already reserved. While the liability of the company in connection with the claims cannot be estimated with any certainty and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s consolidated financial position. While the company believes that it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may in the future incur material judgments or enter into material settlements of claims.

Product Liability

Mammary Implant Litigation
The company is currently a defendant in various courts in a number of lawsuits seeking damages for injuries of various types allegedly caused by silicone mammary implants previously manufactured by the Heyer-Schulte division of American Hospital Supply Corporation (AHSC). AHSC, which was acquired by Baxter in 1985, divested its Heyer-Schulte division in 1984. The majority of the claims and lawsuits against the company have been resolved. After concluding a class action settlement with a large group of U.S. claimants, the company will continue to participate in the resolution of class member claims, for which reserves have been established, until 2010. In addition, as of December 31, 2005, Baxter remains a defendant or co-defendant in approximately 30 lawsuits relating to mammary implants brought by claimants who have opted out of the class settlement. The company has also established reserves for these lawsuits. Baxter believes that a substantial portion of its liability and defense costs for mammary implant litigation may be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer insolvency.

Plasma-Based Therapies Litigation

Baxter currently is a defendant in a number of lawsuits and subject to additional claims brought by individuals who have hemophilia and their families, all seeking damages for injuries allegedly caused by anti-hemophilic factor concentrates VIII or IX derived from human blood plasma (factor concentrates) processed by the company from the late 1970s to the mid-1980s. The typical case or claim alleges that the individual was infected with the HIV virus by factor concentrates that contained the HIV virus. None of these cases involves factor concentrates currently processed by the company.

After concluding a class action settlement with a group of U.S. claimants for which all eligible claims have been paid, Baxter remained as a defendant in approximately 90 lawsuits and subject to 163 additional claims. Among the lawsuits, the company and other manufacturers have been named as defendants in approximately 70 lawsuits pending or expected to be transferred to the U.S.D.C. for the Northern District of Illinois on behalf of claimants, who are primarily non-U.S. residents, seeking unspecified damages for HIV or Hepatitis C infections from their use of plasma-based factor concentrates. In March 2005, the District Court denied plaintiff’s motion to certify purported classes. Thereafter, plaintiffs have filed additional lawsuits on behalf of individual claimants outside of the United States. In December 2005, the District Court granted defendants’ motion to return U.K. claimants to their home jurisdiction. That matter is on appeal.

In addition, Immuno International AG (Immuno), acquired by the company in 1996, has unsettled claims and lawsuits for damages for injuries allegedly caused by its plasma-based therapies. The typical claim alleges that the individual with hemophilia was infected with HIV or Hepatitis C by factor concentrates. Immuno’s successor is a participant in a foundation that would make payments to Italian applicants who are HIV positive. Additionally, Immuno has received notice of a number of claims arising from its vaccines and other biologically derived therapies.

The company believes that a substantial portion of the liability and defense costs related to its plasma-based therapies litigation may be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer insolvency and that in regard to the Immuno liability, costs will be additionally covered by an approximately $20 million holdback of the purchase price, established at the time of the acquisition, to cover potential claims of this nature.

Althane Dialyzers Litigation

Baxter was named as a defendant in a number of civil cases seeking unspecified damages for alleged injury or death from exposure to Baxter’s Althane series of dialyzers, which were

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

withdrawn from the market in 2001. All of these suits have been resolved. Currently, the Spanish Ministry of Health has raised a claim, although a suit has not been filed, and the U.S. government is investigating Baxter’s withdrawal of the dialyzers from the market. In December 2002, Baxter received a subpoena to provide documents to the U.S. Department of Justice and is cooperating fully with the investigation.

Vaccines Litigation

As of December 31, 2005, the company has been named as a defendant, along with others, in approximately 140 lawsuits filed in various state and U.S. federal courts, seeking damages, injunctive relief and medical monitoring for claimants alleged to have contracted autism or attention deficit disorders as a result of exposure to vaccines for childhood diseases containing the preservative, thimerosal. These vaccines were formerly manufactured and sold by North American Vaccine, Inc., which was acquired by Baxter in June 2000, as well as by other companies.

Patent Litigation

ADVATE Litigation
In April 2003, A. Nattermann & Cie GmbH and Aventis Behring L.L.C. filed a patent infringement lawsuit in the U.S.D.C. for the District of Delaware naming Baxter Healthcare Corporation as the defendant. In November 2003, plaintiffs dismissed the lawsuit without prejudice. The complaint, which sought injunctive relief, alleged that Baxter’s planned manufacture and sale of ADVATE would infringe U.S. Patent No. 5,565,427. A reexamination of the patent has been proceeding in the U.S. Patent and Trademark Office since October 2003. During these proceedings certain of the original claims were amended or rejected, and new claims have been added. The Patent Office has recently issued a Notice of Intent to issue the patent, and a reexamination certificate is expected to issue in the near term.

Sevoflurane Litigation

In September 2005, the U.S.D.C. for the Northern District of Illinois ruled that a patent owned by Abbott Laboratories and the Central Glass Company, U.S. Patent No. 5,990,176, was not infringed by Baxter’s generic version of sevoflurane. Abbott and Central Glass have appealed and Baxter has filed a cross-appeal on the validity of the patent.

Related actions are pending in various jurisdictions in the United States and abroad. Abbott and Central Glass filed another patent infringement action on two related patents against Baxter in the U.S.D.C. for the Northern District of Illinois. Baxter has filed a motion asserting that judgment of non-infringement should be entered based on the September 2005 decision. In May 2005, Abbott and Central Glass filed suit in the Tokyo District Court on a counterpart Japanese patent. In June 2005, Baxter filed suit in the High Court of Justice in London seeking revocation of the UK part of the related European patent and a declaration of non-infringement. Trial in this action is scheduled for the spring of 2006. Parallel opposition proceedings in the European and Japanese Patent Offices seeking to revoke versions of the patent are also pending.

GAMMAGARD Liquid Litigation

In June 2005, Talecris Biotherapeutics, Inc. filed a patent infringement lawsuit in the U.S.D.C. for the District of Delaware naming Baxter Healthcare Corporation as the defendant. The complaint, which seeks injunctive relief, alleges that Baxter’s planned manufacture and sale of GAMMAGARD liquid would infringe U.S. Patent No. 6,686,191. The case is presently pending before the District Court and is in its early stages with no scheduling order having been issued.

Alyx Component Collection System Litigation

In December 2005, Haemonetics Corporation filed a lawsuit in the U.S.D.C. for the District of Massachusetts naming Baxter Healthcare Corporation as a defendant. The complaint, which seeks injunctive relief, alleges that Baxter’s Alyx Component Collection System infringes U.S. Patent No. 6,705,983. The case is in a preliminary stage.

In addition, Haemonetics filed a demand for arbitration in December 2005 against Baxter Healthcare Corporation, Baxter Healthcare S.A. and Baxter International Inc. with the American Arbitration Association in Boston, Massachusetts. The demand alleges that the Baxter parties breached their obligations under the parties’ technology development agreement related to pathogen inactivation.

Securities Laws

In July 2003, the Midwest Regional Office of the Securities and Exchange Commission (SEC) requested that the company voluntarily provide information concerning certain revisions to the company’s growth and earnings forecasts during 2003. In connection with this inquiry, in July 2004 the SEC sought information regarding the establishment of certain reserves as well as events in connection with the company’s restatement

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of its consolidated financial statements, previously announced in July 2004. The company is cooperating fully with the SEC.

In August 2002, six purported class action lawsuits were filed in the U.S.D.C. for the Northern District of Illinois naming Baxter and its then Chief Executive Officer and then Chief Financial Officer as defendants. These lawsuits, which were consolidated, alleged that the defendants violated the federal securities laws by making misleading statements regarding the company’s financial guidance that allegedly caused Baxter common stock to trade at inflated levels. The Court of Appeals for the Seventh Circuit reversed a trial court order granting Baxter’s motion to dismiss the complaint and the U.S. Supreme Court declined to grant certiorari in March 2005.

In July 2004, a series of four purported class action lawsuits, now consolidated, were filed in the U.S.D.C. for the Northern District of Illinois, in connection with the previously disclosed restatement, naming Baxter and its current Chief Executive Officer and Chief Financial Officer and their predecessors as defendants. The lawsuits allege that the defendants violated the federal securities laws by making false and misleading statements regarding the company’s financial results, which allegedly caused Baxter common stock to trade at inflated levels during the period between April 2001 and July 2004. In May 2005, the District Court granted Baxter’s motion to dismiss this action in its entirety. One of the consolidated plaintiff’s motion for leave to file an amended complaint has been granted. In December 2005, the District Court again dismissed plaintiffs’ action. The matter is on appeal. In August and September 2004, three plaintiffs raised similar allegations based on breach of fiduciary duty in separate derivative actions filed against the company’s leadership and Directors and now consolidated in the Circuit Court of Cook County Illinois. The Circuit Court dismissed those claims in December 2005 on defendants’ motion. Similarly, a plaintiff filed a purported class action in October 2004, before the U.S.D.C. for the Northern District of Illinois against Baxter and its current Chief Executive Officer and Chief Financial Officer and their predecessors for alleged violations of the Employee Retirement Income Security Act of 1974, as amended. Plaintiff alleges that these defendants, along with the Administrative and Investment Committees of the company’s 401(k) plans, breached their fiduciary duties to the Plan participants by offering Baxter common stock as an investment option in each of the Plans during the period of January 2001 to October 2004. Plaintiff alleges that Baxter common stock traded at artificially inflated prices during this period and seeks unspecified damages and declaratory and equitable relief. The plaintiff seeks to represent a class of Plan participants who elected to acquire Baxter common stock through the Plans between January 2001 and the present. The defendants have moved to dismiss this action, and the motion currently is pending before the District Court.

Other

On October 12, 2005 the United States filed a complaint in the U.S.D.C. for the Northern District of Illinois to effect the seizure described in Note 3. Additional third party claims may be filed in connection with the COLLEAGUE matter.

The company is a defendant, along with others, in approximately 50 lawsuits brought in various state and U.S. federal courts, which allege that Baxter and other defendants reported artificially inflated average wholesale prices for Medicare and Medicaid eligible drugs. These cases have been brought by private parties on behalf of various purported classes of purchasers of Medicare and Medicaid eligible drugs, as well as by state attorneys general. A number of these cases were consolidated in the U.S.D.C. for the District of Massachusetts for pretrial case management under Multi District Litigation rules. The lawsuits against Baxter include eleven lawsuits brought by state attorneys general, which seek unspecified damages, injunctive relief, civil penalties, disgorgement, forfeiture and restitution. Various state and federal agencies are conducting civil investigations into the marketing and pricing practices of Baxter and others with respect to Medicare and Medicaid reimbursement. These investigations may result in additional cases being filed by various state attorneys general.

Baxter has been named a potentially responsible party (PRP) for environmental clean-up at a number of sites. Under the U.S. Superfund statute and many state laws, generators of hazardous waste sent to a disposal or recycling site are liable for clean-up of the site if contaminants from that property later leak into the environment. The laws generally provide that a PRP may be held jointly and severally liable for the costs of investigating and remediating the site.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10

SEGMENT INFORMATION

Baxter operates in three segments, each of which is a strategic business that is managed separately because each business develops, manufactures and sells distinct products and services. The segments and a description of their products and services are as follows:

The Medication Delivery business is a manufacturer of intravenous (IV) solutions and administration sets, pre-mixed drugs and drug reconstitution systems, pre-filled vials and syringes for injectable drugs, electronic infusion pumps, and other products used to deliver fluids and drugs to patients. The business also provides IV nutrition solutions, containers and compounding systems and services, general anesthetic agents and critical care drugs, contract manufacturing services, and drug packaging and formulation technologies.

The BioScience business manufactures plasma-based and recombinant proteins used to treat hemophilia, and other biopharmaceutical products, including plasma-based therapies to treat immune disorders, alpha 1 antitrypsin deficiency and other chronic blood-related conditions; biosurgery products for hemostasis, wound-sealing and tissue regeneration; and vaccines. The business also manufactures manual and automated blood and blood-component separation and collection systems.

The Renal business manufactures products for peritoneal dialysis (PD), a home therapy for people with end-stage renal disease, or irreversible kidney failure. These products include a range of PD solutions and related supplies to help patients safely perform fluid exchanges, as well as automated PD cyclers that perform solution exchanges for patients overnight while they sleep. The business also distributes products (hemodialysis instruments and disposables, including dialyzers) for hemodialysis, a form of dialysis generally conducted several times a week in a hospital or clinic.

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

Certain items are maintained at the corporate level (Corporate) and are not allocated to the segments. They primarily include most of the company’s debt and cash and equivalents and related net interest expense, corporate headquarters costs, certain non-strategic investments and related income and expense, certain nonrecurring gains and losses, certain special charges (such as restructuring and certain asset impairments), deferred income taxes, certain foreign currency fluctuations, certain employee benefit costs, the majority of the foreign currency and interest rate hedging activities, and certain litigation liabilities and related insurance receivables. With respect to depreciation and amortization and expenditures for long-lived assets, the difference between the segment totals and the consolidated totals principally relate to assets maintained at Corporate.

The $50 million 2005 charge associated with the exit of the hemodialysis instruments manufacturing business is reflected in the Renal segment’s pre-tax income. The $126 million 2005 pump charge (the $77 million charge associated with the COLLEAGUE infusion pump and the $49 million charge associated with the 6060 multi-therapy infusion pump) is reflected in the Medication Delivery segment’s pre-tax income. Refer to Note 3 for further information regarding these special charges.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segment Information

	Medication
as of and for the years ended December 31 (in millions)	Delivery	BioScience	Renal	Other	Total

2005
Net sales	$3,990	$3,852	$2,007	$—	$9,849
Depreciation and amortization	215	179	119	67	580
Pre-tax income (loss)	588	1,012	324	(480)	1,444
Assets	4,279	4,112	1,569	2,767	12,727
Capital expenditures	184	141	93	26	444

2004
Net sales	$4,047	$3,504	$1,958	$—	$9,509
Depreciation and amortization	209	184	116	92	601
Pre-tax income (loss)	751	711	361	(1,393)	430
Assets	4,421	4,557	1,815	3,354	14,147
Capital expenditures	236	169	122	31	558

2003
Net sales	$3,827	$3,269	$1,808	$—	$8,904
Depreciation and amortization	204	150	98	95	547
Pre-tax income (loss)	721	719	316	(627)	1,129
Assets	4,119	4,995	1,651	2,942	13,707
Capital expenditures	264	337	149	42	792

Pre-Tax Income Reconciliation

years ended December 31 (in millions)	2005	2004	2003

Total pre-tax income from segments	$1,924	$1,823	$1,756
Unallocated amounts
Restructuring income (charges)	109	(543)	(337)
Net interest expense	(118)	(99)	(87)
Certain foreign exchange fluctuations and hedging activities	(82)	(103)	(89)
Other special charges	—	(289)	—
Costs relating to early extinguishment of debt	(17)	—	(11)
Other Corporate items	(372)	(359)	(103)

Consolidated income from continuing operations before income taxes and cumulative effect of accounting changes	$1,444	$430	$1,129

Assets Reconciliation

as of December 31 (in millions)	2005	2004

Total segment assets	$9,960	$10,793
Cash and equivalents	841	1,109
Deferred income taxes	1,039	1,163
Insurance receivables	96	106
PP&E, net	249	230
Other Corporate assets	542	746

Consolidated total assets	$12,727	$14,147

Geographic Information

Net sales are based on product shipment destination and assets are based on physical location.

years ended December 31 (in millions)	2005	2004	2003

Net sales
United States	$4,383	$4,460	$4,279
Europe	3,096	2,846	2,538
Latin America	771	672	665
Japan	417	415	403
Canada	338	297	275
Asia & other countries	844	819	744

Consolidated net sales	$9,849	$9,509	$8,904

as of December 31 (in millions)	2005	2004

Total assets
United States	$5,714	$5,984
Europe	4,535	5,641
Latin America	1,130	1,153
Japan	269	327
Canada	163	177
Asia & other countries	916	865

Consolidated total assets	$12,727	$14,147

as of December 31 (in millions)	2005	2004

PP&E, net
United States	$1,826	$2,145
Austria	457	517
Other countries	1,861	1,707

Consolidated PP&E, net	$4,144	$4,369

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant Product Sales

The following is a summary of net sales as a percentage of consolidated net sales for the company’s principal product lines.

years ended December 31	2005	2004	2003

Recombinants	16%	14%	13%
Plasma Proteins[1]	10%	11%	11%
Peritoneal Dialysis Therapies	16%	15%	15%
IV Therapies[2]	12%	12%	12%
Anesthesia	10%	11%	11%

[1]	Includes plasma-derived hemophilia (FVII, FVIII, FIX and FEIBA), albumin, biosurgery (Tisseel) and other plasma-based products. Excludes antibody therapies.
[2]	Principally includes intravenous solutions and nutritional products.

NOTE 11

QUARTERLY FINANCIAL RESULTS AND MARKET FOR THE COMPANY’S STOCK (UNAUDITED)

	First	Second	Third	Fourth
years ended December 31 (in millions, except per share data)	quarter	quarter	quarter	quarter	Full year

2005
Net sales	$2,383	$2,577	$2,398	$2,491	$9,849
Gross profit	969	1,036	1,009	1,079	4,093
Income from continuing operations[1]	224	324	116	294	958
Net income[1]	226	322	116	292	956
Per common share
Income from continuing operations[1]
Basic	0.36	0.52	0.19	0.47	1.54
Diluted	0.36	0.51	0.18	0.46	1.52
Net income[1]
Basic	0.37	0.52	0.19	0.47	1.54
Diluted	0.36	0.51	0.18	0.46	1.52
Dividends declared	—	—	—	0.582	0.582
Market price
High	36.24	38.00	40.95	40.04	40.95
Low	33.37	33.73	37.08	36.59	33.37

[1]	The second and fourth quarters of 2005 include $77 million and $49 million, respectively, of pre-tax charges relating to certain Medication Delivery segment infusion pumps.

The third and fourth quarters of 2005 includes $28 million and $22 million, respectively, of pre-tax charges associated with the Renal segment’s discontinuance of the manufacturing of hemodialysis instruments.

The second and third quarters of 2005 include $104 million and $5 million, respectively, of pre-tax benefits relating to the adjustment of the company’s restructuring reserves.

Refer to Note 3 for further information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	First	Second	Third	Fourth
years ended December 31 (in millions, except per share data)	quarter	quarter	quarter	quarter	Full year

2004
Net sales	$2,209	$2,379	$2,320	$2,601	$9,509
Gross profit	893	939	963	1,120	3,915
Income (loss) from continuing operations[2]	187	(169)	259	106	383
Net income (loss)[2]	176	(170)	276	106	388
Per common share
Income (loss) from continuing operations[2]
Basic	0.31	(0.28)	0.42	0.17	0.62
Diluted	0.30	(0.28)	0.42	0.17	0.62
Net income (loss)[2]
Basic	0.29	(0.28)	0.45	0.17	0.63
Diluted	0.28	(0.28)	0.45	0.17	0.63
Dividends declared	—	—	—	0.582	0.582
Market price
High	31.74	34.51	33.95	34.59	34.59
Low	28.76	30.45	29.54	29.68	28.76

[2]	As further discussed in Note 3, the second quarter of 2004 includes a $543 million pre-tax restructuring charge, and the fourth quarter of 2004 includes a $289 million pre-tax asset impairment charge. The second quarter of 2004 also includes certain other inventory, hedge and receivable charges, as discussed in the notes above.

Baxter common stock is listed on the New York, Chicago, Pacific and SWX Swiss stock exchanges. The New York Stock Exchange is the principal market on which the company’s common stock is traded. At January 31, 2006, there were approximately 57,991 holders of record of the company’s common stock. The equity units discussed in Note 4 were listed during 2005 on the New York Stock Exchange under the symbol “BAX Pr.”

DIRECTORS AND OFFICERS

Board of Directors

Walter E. Boomer
Retired Chairman and Chief
Executive Officer
Rogers Corporation

Blake E. Devitt
Former Senior Audit Partner and Director,
Pharmaceutical and Medical Device
Industry Practice
Ernst & Young LLP

John D. Forsyth
Chairman and Chief Executive Officer
Wellmark Blue Cross Blue Shield

Gail D. Fosler
Executive Vice President and
Chief Economist
The Conference Board

James R. Gavin III, M.D., Ph.D.
Clinical Professor of Medicine and
Senior Advisor of Health Affairs
Emory University

Peter S. Hellman
President, Chief Financial and
Administrative Officer
Nordson Corporation

Joseph B. Martin, M.D., Ph.D.
Dean of the Faculty of Medicine
Harvard Medical School

Robert L. Parkinson, Jr.
Chairman, President and
Chief Executive Officer
Baxter International Inc.

Carole Shapazian
Former Executive Vice President
Maytag Corporation

Thomas T. Stallkamp
Industrial Partner
Ripplewood Holdings L.L.C.

K. J. Storm
Former Chairman of the Executive Board
AEGON N.V. (The Netherlands)

Albert P.L. Stroucken
Chairman, President and
Chief Executive Officer
H.B. Fuller Company	Executive Management

Joy A. Amundson*
President, BioScience

Peter J. Arduini*
President, Medication Delivery

Michael J. Baughman
Controller

Robert M. Davis
Treasurer

J. Michael Gatling*
Vice President, Global Manufacturing Operations

John J. Greisch*
Chief Financial Officer

Gerald Lema
President, Asia Pacific

Susan R. Lichtenstein*
General Counsel and Corporate Secretary

Marcelo A. Mosci
President, Latin America

Bruce H. McGillivray*
President, Renal

Robert L. Parkinson, Jr.*
Chairman, President and
Chief Executive Officer

Norbert G. Riedel, Ph.D.*
Chief Scientific Officer

James E. Utts*
President, Europe

Cheryl L. White
Vice President, Quality

* executive officer

COMPANY INFORMATION

Corporate Headquarters

Baxter International Inc.

One Baxter Parkway
Deerfield, IL 60015-4633
Telephone: (847) 948-2000
Website: www.baxter.com

Stock Exchange Listings

Common Stock Ticker Symbol: BAX

Baxter International Inc. common stock is listed on the New York, Chicago, Pacific and SWX Swiss stock exchanges. The New York Stock Exchange is the principal market on which the company’s common stock is traded.

Annual Meeting

The 2006 Annual Meeting of Shareholders will be held on Tuesday, May 9, at 10:30 a.m. at the Palmer House Hilton Hotel, located at 17 East Monroe Street in Chicago, Illinois.

Transfer Agent and Registrar

Correspondence concerning Baxter International Inc. common stock holdings, lost or missing certificates or dividend checks, duplicate mailings or changes of address should be directed to:

Baxter International Inc. Common Stock

Computershare Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Telephone: (888) 359-8645
Hearing Impaired Telephone: (201) 222-4955
Website: www.computershare.com

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

U.S. Bank Trust National Association

Telephone: (651) 495-3909

Dividend Reinvestment

The company offers an automatic dividend-reinvestment program to all holders of Baxter International Inc. common stock. Information is available upon request from:

Computershare Trust Company, N.A.

P.O. Box 43081
Providence, RI 02940-3081
Telephone: (888) 359-8645
Website: www.computershare.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Chicago, IL

COMPANY INFORMATION

Information Resources

Please visit Baxter’s Internet site for information on the company and its products and services.

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

Shareholders may elect to view proxy materials and annual reports online via the Internet instead of receiving them by mail. To sign up for this service, please go to www.econsent.com/bax. When the next proxy materials and annual report are available, you will be sent an e-mail message with a proxy control number and a link to a website where you can cast your vote online. Once you provide your consent to receive electronic delivery of proxy materials via the Internet, your consent will remain in effect until you revoke it.

Registered shareholders may also access personal account information online via the Internet by visiting www.computershare.com and selecting the “Account Access” menu.

Investor Relations

Securities analysts, investment professionals and investors seeking additional investor information should contact:

Mary Kay Ladone	Clare Sullivan
Vice President, Investor Relations	Manager, Investor Relations
Telephone: (847) 948-3371	Telephone: (847) 948-3085
Fax: (847) 948-4498	Fax: (847) 948-4498

Customer Inquiries

Customers who would like general information about Baxter’s products and services may call the Center for One Baxter toll free in the United States at (800) 422-9837 or by dialing (847) 948-4770.

Form 10-K and Other Reports

A paper copy of the company’s Form 10-K for the year ended December 31, 2005, may be obtained without charge by writing to Baxter International Inc., Investor Relations, One Baxter Parkway, Deerfield, IL 60015-4633. A copy of the company’s Form 10-K and other filings with the U.S. Securities and Exchange Commission (SEC) may be obtained from the SEC’s website at www.sec.gov or the company’s website at www.baxter.com

® Baxter International Inc., 2006. All rights reserved.

References in this report to Baxter are intended to refer collectively to Baxter International Inc. and its U.S. and international subsidiaries.

Baxter has included certifications of Baxter’s Chief Executive Officer and Chief Financial Officer regarding the quality of the company’s public disclosure as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the SEC. Baxter’s Chief Executive Officer also has submitted to the New York Stock Exchange an annual certification stating that he is not aware of any violation by the company of the New York Stock Exchange corporate governance listing standards.

ADVATE, ALYX, AMICUS, ARALAST, Baxter, CLEARSHOT, COLLEAGUE, EXTRANEAL, EXELTRA, FEIBA, FLEXBUMIN, FloSeal, GALAXY, GAMMAGARD, HYLENEX, ISOLEX, KIOVIG, NeisVac-C, NUTRINEAL, PreFluCel, PHYSIONEAL, PROMAXX, RECOMBINATE, SOLOMIX, SUPRANE, SYNDEO, TISSEEL, TricOs, VIAFLEX and 6060 are trademarks of Baxter International Inc. and its affiliates. Other company, product and service names may be trademarks or service marks of others.

Printed on Recycled Paper

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

as of or for the years ended December 31	2005	[1,6]	2004	[2,6]	2003	[3,6]	2002	[4,6]	2001	[5,6]

Operating Results (in millions)
Net sales	$9,849		9,509		8,904		8,099		7,342
Income from continuing operations before cumulative effect of accounting changes	$958		383		907		1,026		664
Depreciation and amortization	$580		601		547		440		427
Research and development expenses[7]	$533		517		553		501		426

Balance Sheet and Cash Flow Information (in millions)
Capital expenditures	$444		558		792		852		762
Total assets	$12,727		14,147		13,707		12,428		10,305
Long-term debt and lease obligations	$2,414		3,933		4,421		4,398		2,486

Common Stock Information[8]
Average number of common shares outstanding (in millions)[9]	622		614		599		600		590
Income from continuing operations before cumulative effect of accounting changes per common share
Basic	$1.54		0.62		1.51		1.71		1.13
Diluted	$1.52		0.62		1.50		1.66		1.09
Cash dividends declared per common share	$0.582		0.582		0.582		0.582		0.582
Year-end market price per common share	$37.65		34.54		30.52		28.00		53.63

Other Information
Net-debt-to-capital ratio[10]	36.7%		33.5%		39.3%		39.8%		35.4%
Total shareholder return[11]	10.7%		15.1%		11.1%		(46.7%	)	22.8%
Common shareholders of record at year-end	58,247		61,298		63,342		62,996		60,662

[1]	Income from continuing operations includes a pre-tax benefit of $109 million relating to restructuring charge adjustments, pre-tax charges of $126 million relating to infusion pumps, and a pre-tax charge of $50 million relating to the exit of hemodialysis instrument manufacturing.

[2]	Income from continuing operations includes a pre-tax restructuring charge of $543 million and pre-tax other special charges of $289 million.

[3]	Income from continuing operations includes a pre-tax restructuring charge of $337 million.

[4]	Income from continuing operations includes pre-tax in-process research and development (IPR&D) charges of $163 million and a pre-tax research and development (R&D) prioritization charge of $26 million.

[5]	Income from continuing operations includes pre-tax charges for IPR&D and the company’s A, AF and AX series dialyzers of $280 million and $189 million, respectively.

[6]	Refer to the notes to the consolidated financial statements for information regarding other charges and income items.

[7]	Excludes pre-tax charges for IPR&D and a pre-tax special charge to prioritize certain of the company’s R&D programs, as applicable in each year.

[8]	Share and per share data have been restated for the company’s two-for-one stock split in May 2001.

[9]	Excludes common stock equivalents.

[10]	The net-debt-to-capital ratio represents net debt (short-term and long-term debt and lease obligations, net of cash and equivalents) divided by capital (the total of net debt and shareholders’ equity). Management uses this ratio to assess and optimize the company’s capital structure. The net-debt-to-capital ratio is not a measurement of capital structure defined under generally accepted accounting principles. The ratio was calculated in accordance with the company’s primary credit agreements, which gave 70% equity credit to the company’s equity units (which were issued in 2002), while outstanding. Refer to Note 4 to the consolidated financial statements for further information. Also, as discussed in Management’s Discussion and Analysis, the ratio is expected to decline significantly in the first quarter of 2006, when the company receives $1.25 billion in cash proceeds relating to the settlement of the purchase contracts included in the equity units.

[11]	Represents the total of appreciation in market price plus cash dividends declared on common shares.