Form 10-K, Exhibit 13
period 2006-12-31
BAXTER INTERNATIONAL INC
filed 2007-02-28
CIK 10456

MANAGEMENT’S DISCUSSION and ANALYSIS

OVERVIEW

Description of the Business
Baxter International Inc. (Baxter or the company) assists healthcare professionals and their patients with the treatment of complex medical conditions, including hemophilia, immune disorders, cancer, infectious diseases, kidney disease, trauma and other conditions. The company applies its expertise in medical devices, pharmaceuticals and biotechnology to make a meaningful difference in patients’ lives.

The company operates in three segments. BioScience is a manufacturer of plasma-based and recombinant proteins used to treat hemophilia; other biopharmaceutical products, including plasma-based therapies, biosurgery products and vaccines; and technologies used in adult stem-cell therapies. The business also manufactures manual and automated blood and blood-component separation and collection systems (the Transfusion Therapies business). Medication Delivery is a manufacturer of a range of intravenous (IV) solutions and other products that are used for fluid replenishment, general anesthesia, nutrition therapy, pain management, antibiotic therapy, chemotherapy and other therapies. Renal is a manufacturer and distributor of products used to treat end-stage renal disease, or irreversible kidney failure.

Baxter’s strengths include a global, balanced and diversified business portfolio, with the majority of sales driven by well-recognized brands, as well as long-standing relationships with healthcare providers. Baxter has approximately 48,000 employees and conducts business in over 100 countries. The company generates over 50% of its revenues outside the United States, and maintains manufacturing and distribution facilities in a number of locations in the United States, Europe, Canada, Asia, Latin America and Australia.

Year in Review
During the last year, Baxter focused on strengthening its financial condition, accelerating value creation and profitable growth, increasing research and development (R&D) productivity and innovation, and expanding its geographic presence. The company also remained committed to improving its fundamental operating strength by reengineering business, quality and administrative processes.

Baxter committed to focus on generating strong and sustainable cash flows and appropriately managing the balance sheet. Cash flows from operations totaled $2.2 billion in 2006, an increase of over $600 million as compared to 2005. These strong cash flows have provided the company with the flexibility to return value to its shareholders through continued investment in its businesses, share repurchases and its ongoing dividend policy. During 2006, the company repurchased 18 million shares for $737 million. Beginning in 2007, the company will convert from an annual to a quarterly dividend payment schedule and increase its dividend. Due to the progress the company has made in managing the balance sheet, the company’s net-debt-to-capital ratio declined from 36.7% at December 31, 2005 to 4.8% at December 31, 2006. As a result of this strengthened financial position, the company’s credit ratings and outlook continued to improve in 2006. The company’s credit ratings on senior debt were raised from A- to A by Standard & Poor’s and BBB+ to A- by Fitch, and the ratings on short-term debt were raised from A2 to A1 by Standard & Poor’s. In addition, Standard & Poor’s favorably changed its outlook on Baxter from Stable to Positive during 2006.

Baxter’s net income totaled $1.4 billion, or $2.13 per diluted share, an increase of 40% from 2005. This performance was driven by strong sales growth and gross margin expansion. Sales increased 5% to $10.4 billion in 2006, while gross margins improved from 41.6% in 2005 to 45.6% in 2006. The company achieved margin improvements in each of the company’s segments, reflecting the company’s broad-based initiatives to build shareholder value through focused execution.

In the BioScience segment, ADVATE (Antihemophilic factor (Recombinant), Plasma/Albumin-Free Method) rAHF-PFM, the company’s advanced recombinant therapy for the treatment of hemophilia A, continued to generate strong sales growth, with sales in 2006 exceeding $850 million. With the launch of ADVATE in Australia and Canada in 2006, ADVATE is now available in more than 30 countries. Also in 2006, the company introduced an ultra-high dosage strength of ADVATE, reducing the volume of drug and infusion time for patients requiring large doses of factor VIII. ADVATE sales are expected to approach $1.1 billion in 2007. The BioScience segment’s results were also favorably impacted by continued customer conversions to the liquid formulation of IVIG (intravenous immunoglobulin) and improving dynamics in the plasma protein market.

In the Medication Delivery segment, sales of IV solutions, specialty nutrition products and disposable sets used with infusion pumps continued to generate solid sales growth. Sales were also favorably impacted by an acceleration of revenues associated with the company’s pharmaceutical partnering business as a result of capacity expansion at the company’s manufacturing facility in Bloomington, Indiana. However, the Medication Delivery segment faced several challenges in 2006, including the impact of generic competition and a hold on shipments of the COLLEAGUE infusion pump, causing a decline in the segment’s sales for the year. As discussed further below, the company recorded special charges in both 2006 and 2005 for costs associated with correcting these issues. As a result of the hold, there were no sales of the COLLEAGUE infusion pump

MANAGEMENT’S DISCUSSION and ANALYSIS

during the last six months of 2005 or the first six months of 2006. By the end of 2006, the remediation plan outside of the United States was substantially complete, and sales of COLLEAGUE pumps had resumed in all key markets outside of the United States. In December 2006, the company received conditional approval for the company’s corrective action plan from the U.S. Food and Drug Administration (FDA). On February 27, 2007, the company received clearance from the FDA on its COLLEAGUE infusion pump 510(k) pre-market notification. The company is preparing to modify pumps currently in the United States and will soon submit manufacturing and service documentation to the FDA in advance of deploying upgrades to these COLLEAGUE infusion pumps.

In the Renal segment, use of peritoneal dialysis (PD) products continued to grow steadily, particularly in developing markets, where many people with end-stage renal disease are currently under-treated. In 2006, the company experienced patient growth in all major markets, most significantly in Asia and Latin America. The growth in this segment reflects the company’s renewed focus on PD, which has strengthened the company’s leadership position in PD in many regions of the world.

Baxter’s improved financial condition has allowed the company to accelerate its overall level of R&D spending. In 2006, R&D expenditures increased 15% to $614 million, reflecting Baxter’s continued commitment to reinvigorate innovation within the company. Contributing to the increased R&D expenses in 2006 were investments in the company’s adult stem-cell program, as well as other investments to advance the company’s pipeline of specialty plasma therapeutics and hemophilia and other recombinant products, and to expand the company’s product portfolio into the area of regenerative medicine.

On October 2, 2006, the company entered into a definitive agreement to sell substantially all of the assets and liabilities of the Transfusion Therapies (TT) business to an affiliate of Texas Pacific Group for $540 million. The decision to sell the TT net assets was based on the results of strategic and financial reviews of the company’s business portfolio, and will allow the company to increase its focus and investment on businesses with more long-term strategic value to the company. The sale is expected to close in the first quarter of 2007.

Global expansion continued to be a growth strategy for the company, particularly in developing markets. In 2006, the company announced plans to make a significant investment to expand production capacity at its four manufacturing facilities in China to support sales growth in the Medication Delivery and Renal segments. In addition, the company announced plans to establish a joint venture with Guangzhou Baiyunshan Pharmaceutical Co. Ltd. to produce and sell parenteral nutrition products in China.

During 2006, the company continued to reengineer many areas of the business, including financial systems and processes, quality and regulatory systems, and the company’s strategic planning process. These activities have resulted in a more cost-effective and efficient organization, and have cultivated quality and operational excellence throughout our systems and culture.

Looking Forward
For the upcoming year, the company intends to focus on delivering shareholder value and generating profitable growth by continuing to expand geographically, increasing R&D productivity and innovation, strengthening its overall product development and quality processes, and pursuing appropriate business development initiatives.

In 2007, global expansion is expected to remain a growth strategy for the company, particularly in developing markets. To reach its goal of increasing R&D productivity and innovation, the company plans to continue to enhance the prioritization, management and approval of R&D projects, create an environment that rewards science and innovation, and leverage the company’s core strengths to expand into new therapeutic areas. With increased R&D expenditures expected in 2007, the company will continue to deploy disciplined prioritization and product development processes that ensure that R&D expenditures match business growth strategies and key financial return metrics.

The company plans to continue to accelerate sales growth by further strengthening its relationships with healthcare providers, enhancing its market positions in existing geographies and expanding to new geographies, and optimizing its current business portfolio. The company is seeking out and capitalizing on opportunities to expand the company’s gross margin and aggressively reduce administrative costs, with a focus on strengthening the company’s operational excellence. Baxter will also continue to focus on generating strong and sustainable cash flows to drive shareholder value.

RESULTS OF OPERATIONS

Adoption of SFAS No. 123-R
The company’s results in 2006 were impacted by the adoption of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123-R) on January 1, 2006. This new standard requires companies to expense the fair value of employee stock options and similar awards. The company adopted SFAS No. 123-R using the modified prospective transition method. Therefore, the prior year

MANAGEMENT’S DISCUSSION and ANALYSIS

consolidated statements of income were not restated. The adoption of SFAS No. 123-R resulted in incremental expense in 2006 of $77 million ($53 million on a net-of-tax basis, or $0.08 per diluted share).

Net Sales

				Percent change

years ended December 31 (in millions)	2006	2005	2004	2006		2005

BioScience	$4,396	$3,852	$3,504	14%		10%
Medication Delivery	3,917	3,990	4,047	(2%	)	(1%	)
Renal	2,065	2,007	1,958	3%		3%

Total net sales	$10,378	$9,849	$9,509	5%		4%

				Percent change

years ended December 31 (in millions)	2006	2005	2004	2006	2005

United States	$4,589	$4,383	$4,460	5%	(2%	)
International	5,789	5,466	5,049	6%	8%

Total net sales	$10,378	$9,849	$9,509	5%	4%

Foreign exchange did not have a material impact on sales growth in 2006. In 2005, foreign exchange benefited sales growth by 2 percentage points, primarily because the U.S. Dollar weakened relative to the Euro.

Certain reclassifications have been made to the prior year sales by product line data within the BioScience and Renal segments to conform to the current year presentation. Specifically, for BioScience, sales of Tisseel, FloSeal and CoSeal are now reported in BioSurgery and sales of plasma to third parties, and contract manufacturing revenues are now reported in Other. Tisseel, sales of plasma to third parties and contract manufacturing revenues were previously reported in Plasma Proteins and sales of FloSeal and CoSeal were previously reported in Other. For Renal, sales of pharmaceutical and certain other products, which were previously reported in Other, are now reported in PD Therapy. There were no sales reclassifications between segments.

BioScience  Net sales in the BioScience segment increased 14% in 2006 and 10% in 2005 (with no impact from foreign currency fluctuations in 2006 and a 1 percentage point favorable impact in 2005).

The following is a summary of sales by significant product line.

				Percent change

years ended December 31 (in millions)	2006	2005	2004	2006		2005

Recombinants	$1,696	$1,527	$1,329	11%		15%
Plasma Proteins	881	709	655	24%		8%
Antibody Therapy	785	452	336	74%		35%
BioSurgery	298	266	229	12%		16%
Transfusion Therapies	516	547	550	(6%	)	(1%	)
Other	220	351	405	(37%	)	(13%	)

Total net sales	$4,396	$3,852	$3,504	14%		10%

Recombinants
The primary driver of sales growth in the BioScience segment during 2006 and 2005 was increased sales volume of recombinant factor VIII products. Factor VIII products are used in the treatment of hemophilia A, which is a bleeding disorder caused by a deficiency in blood clotting factor VIII. Sales growth was fueled by the continuing adoption by customers of the advanced recombinant therapy, ADVATE. Sales of ADVATE totaled over $850 million in 2006. ADVATE is the first and only factor VIII product made without any added human or animal proteins in the cell culture, purification or final formulation process, thereby eliminating the risk of infections caused by viruses that could potentially be contained in these proteins.

MANAGEMENT’S DISCUSSION and ANALYSIS

Plasma Proteins
This product line includes plasma-derived hemophilia treatments, albumin and certain other specialty therapeutics, including FEIBA, an anti-inhibitor coagulant complex, and ARALAST (alpha 1-proteinase inhibitor (human)) for the treatment of hereditary emphysema. Sales growth in 2006 and 2005 was driven by increased sales of FEIBA and several other plasma protein products. In addition, the increase in sales in 2006 was due to increased volume resulting from the 2005 plasma procurement agreement with the American Red Cross (ARC). Effective at the beginning of the third quarter of 2005, the company and the ARC terminated their contract manufacturing agreement (2005 revenues associated with this arrangement are reported in the Other product line) and replaced it with the plasma procurement agreement.

Antibody Therapy
Higher sales of IVIG, which is used in the treatment of immune deficiencies, fueled sales growth during both 2006 and 2005, with increased volume, continuing improvements in pricing in the United States, and continuing customer conversions to the liquid formulation of the product, which was launched in the United States in September 2005. Since it does not need to be reconstituted prior to infusion, the liquid formulation offers added convenience for clinicians and patients. Sales of WinRho SDF [Rho(D) Immune Globulin Intravenous (Human)], which is a product used to treat a critical bleeding disorder, also contributed to the product line’s sales growth in 2006 and 2005. The company acquired the U.S. marketing and distribution rights relating to this product at the end of the first quarter of 2005, and launched the liquid formulation of WinRho during the first quarter of 2006.

BioSurgery
This product line includes plasma-based and non-plasma-based products for hemostasis, wound-sealing and tissue regeneration. Sales growth in 2006 and 2005 was principally driven by increased sales of the company’s non-plasma-based sealants, FloSeal and CoSeal.

Transfusion Therapies
The transfusion therapies product line includes products and systems for use in the collection and preparation of blood and blood components. Sales volume and pricing was unfavorably impacted by consolidation by customers in the plasma industry in both 2006 and 2005. Partially offsetting this impact in 2005 were increased sales in the United States of ALYX, a system for the automated collection of red blood cells and plasma, and, in 2006, a $14 million sale of AMICUS Separators, a device used for platelet and multi-component collection. See Note 3 for information regarding the company’s execution of a definitive agreement in October 2006 to sell substantially all of the assets and liabilities of this business.

Other
Other BioScience products primarily consist of vaccines and sales of plasma to third parties. The decline in sales in this product line for 2006 and 2005 was due to the decline in sales of plasma to third parties as a result of the company’s decision to exit certain lower-margin contracts. In addition, the termination of the above-mentioned contract manufacturing agreement with the ARC in mid-2005 contributed to the decline in sales for 2006. Partially offsetting these declines in 2006 and 2005 were increased sales of vaccines, principally due to sales of FSME Immun (for the prevention of tick-borne encephalitis) and, in 2005, NeisVac-C (for the prevention of meningitis C). Sales of vaccines may fluctuate from period to period based on the timing of government tenders.

Medication Delivery  Net sales for the Medication Delivery segment decreased 2% and 1% in 2006 and 2005, respectively (with no impact from foreign currency fluctuations in 2006 and a 2 percentage point favorable impact in 2005).

The following is a summary of sales by significant product line.

				Percent change

years ended December 31 (in millions)	2006	2005	2004	2006		2005

IV Therapies	$1,285	$1,225	$1,154	5%		6%
Drug Delivery	832	818	840	2%		(3%	)
Infusion Systems	817	853	928	(4%	)	(8%	)
Anesthesia and Injectable Drugs	938	1,021	1,037	(8%	)	(2%	)
Other	45	73	88	(38%	)	(17%	)

Total net sales	$3,917	$3,990	$4,047	(2%	)	(1%	)

MANAGEMENT’S DISCUSSION and ANALYSIS

IV Therapies
This product line principally consists of IV solutions and nutritional products. The IV Therapies product line generated solid U.S. and international sales growth in both 2006 and 2005. Sales growth in 2006 was particularly impacted by strong sales of nutritional products outside of the United States.

Drug Delivery
This product line primarily consists of pre-mixed drugs and contract services, principally for pharmaceutical and biotechnology customers. Sales growth in 2006 was driven by accelerated sales associated with the company’s pharmaceutical company partnering business. Sales levels in both 2006 and 2005 were unfavorably impacted by pricing pressures from generic competition related to the expiration of the patent for Rocephin, a frozen pre-mixed antibiotic that the company manufactured for Roche Pharmaceuticals. The trend in sales over the three-year period was also impacted by a $10 million order in 2005 and a $45 million order in 2004 by the U.S. government related to its biodefense program, unfavorably impacting sales growth in both 2006 and 2005. Partially offsetting these sales declines in 2005 were increased sales of small volume parenterals.

Infusion Systems
Sales of electronic infusion pumps declined in 2006 and 2005 principally due to the company’s stopping shipment in July 2005 of new COLLEAGUE infusion pumps as a result of certain pump design issues. Refer to Note 4 of the consolidated financial statements and the COLLEAGUE MATTER section below for additional information, including the charges recorded during 2006 and 2005 relating to this matter. As a result of the company’s stopping shipment of new COLLEAGUE infusion pumps, there were no sales of the pumps in the last six months of 2005 or the first six months of 2006. The company’s sales of COLLEAGUE pumps totaled approximately $85 million in the first half of 2005, and approximately $170 million in 2004. By the end of 2006, sales of COLLEAGUE pumps had resumed in all key markets outside of the United States. Partially offsetting these declines in 2006 and 2005 were increased sales of disposable tubing sets used with pumps and solid sales growth in other products outside the United States.

Anesthesia and Injectable Drugs
The primary reason for the decrease in sales in this product line during 2006 and 2005 was the decline in both sales volume and pricing of generic propofol and other multi-source generic products as a result of additional competition. Partially offsetting this sales decline in 2006 and 2005 were increased sales relating to the launch of a new generic vial product, ceftriaxone, higher international sales of SUPRANE (desflurane, USP) and the impact of market launches of sevoflurane. Both SUPRANE and sevoflurane are inhaled anesthetic agents.

Other
This category primarily includes other hospital-distributed products in international markets. The decline in sales during 2006 and 2005 was largely due to the continued exit of certain lower-margin distribution businesses outside the United States.

Renal  Net sales in the Renal segment increased 3% in 2006 and 3% in 2005 (with no impact from foreign currency fluctuations in 2006 and a 3 percentage point favorable impact in 2005).

The following is a summary of sales by significant product line.

				Percent change

years ended December 31 (in millions)	2006	2005	2004	2006		2005

PD Therapy	$1,634	$1,553	$1,459	5%		6%
HD Therapy	431	454	499	(5%	)	(9%	)

Total net sales	$2,065	$2,007	$1,958	3%		3%

PD Therapy
Peritoneal dialysis, or PD Therapy, is a dialysis treatment method for end-stage renal disease. PD Therapy, which is used primarily at home, uses the peritoneal membrane, or abdominal lining, as a natural filter to remove waste from the bloodstream. The sales growth in both 2006 and 2005 was primarily driven by an increased number of patients in all major markets, most significantly in Asia and Latin America. Increased penetration of PD Therapy products continues to be strong in emerging markets, where many people with end-stage renal disease are currently under-treated.

MANAGEMENT’S DISCUSSION and ANALYSIS

HD Therapy
Hemodialysis, or HD Therapy, is another form of end-stage renal disease dialysis therapy, which is generally performed in a hospital or outpatient center. HD Therapy works by removing wastes and fluid from the blood by using a machine and a filter, also known as a dialyzer. The sales decline during 2006 was principally due to the divestiture of the Renal Therapy Services (RTS) business in Taiwan at the end of the first quarter of 2005. Revenues relating to this business totaled approximately $20 million during the first quarter of 2005. Total revenue from the segment’s services businesses has declined due to the company’s decision to exit these lower-margin businesses. Consistent with this strategy, in the fourth quarter of 2006, the company divested its RTS business in the United Kingdom. Annual sales related to this business were not material. As further discussed below and in Note 4, in 2005, the company decided to discontinue the manufacture of HD instruments. Separately, the company entered into an arrangement with Gambro Renal Products (Gambro) to distribute Gambro’s HD instruments and related ancillary products. The decision and new arrangement have not had a significant impact on sales.

Gross Margin and Expense Ratios

years ended December 31 (as a percent of sales)	2006	2005	2004

Gross margin	45.6%	41.6%	41.2%
Marketing and administrative expenses	22.0%	20.6%	20.6%

Gross Margin
2006 vs. 2005  The improvement in gross margin in 2006 was principally driven by an improved mix of sales, largely the result of continued customer adoption of ADVATE, customer conversion to the liquid formulation of IVIG, manufacturing efficiencies and yield improvements, as well as improved pricing for certain plasma protein products, increased demand for specialty therapeutics, and the exiting of certain lower-margin businesses. Also contributing to the improvement were reduced losses related to the company’s cash flow hedges and the net impact of certain special charges and other costs recorded in both 2006 and 2005 (as further discussed below). These improvements were partially offset by the impact of generic competition and the hold on shipments of new COLLEAGUE pumps, which began in July 2005 and continues in the United States.

Included in the company’s gross margin in 2006 were pre-tax charges of $76 million and other costs of $18 million relating to the company’s COLLEAGUE and SYNDEO infusion pumps. These costs decreased the gross margin by approximately 1.0 percentage point in 2006. Included in the company’s gross margin in 2005 were $176 million of special charges, which decreased the gross margin by approximately 1.7 percentage points. The 2005 special charges consisted of $77 million related to costs associated with correcting the issues related to the COLLEAGUE infusion pump, $49 million related to costs associated with withdrawing the 6060 multi-therapy infusion pump and $50 million related to the company’s decision to discontinue the manufacture of the Renal segment’s HD instruments. Refer to Note 4 for additional information on these special charges and costs.

2005 vs. 2004  The improvement in gross margin in 2005 was principally driven by increased sales of higher-margin recombinant products, largely the result of customer adoption of ADVATE, improved pricing for certain products, such as IVIG, as well as continuing benefits from the company’s restructuring initiatives. These improvements were partially offset by the net impact (1.3 percentage points of gross margin) of certain special charges recorded in both 2005 (as discussed above) and 2004, as well as increased costs associated with the company’s pension plans (as further discussed below) and increased raw material costs. During 2004, the company recorded $28 million of inventory charges related to the BioScience segment (as further discussed in Note 1) and $17 million of foreign currency hedge adjustments (as further discussed in Note 6), which decreased the gross margin in 2004 by 0.4 percentage points.

Marketing and Administrative Expenses
2006 vs. 2005  The marketing and administrative expenses ratio increased during 2006, with the adoption of SFAS No. 123-R on January 1, 2006 contributing approximately 40% of the increase. The remainder of the increase in the ratio was principally due to increased benefit costs, spending relating to new marketing programs and product launches, and certain reorganizational initiatives.

2005 vs. 2004  The marketing and administrative expenses ratio was unchanged from 2004 to 2005. Certain expenses declined due to cost savings relating to the company’s restructuring initiatives and other actions designed to reduce the company’s expense base, along with net favorable adjustments to receivables. In addition, as discussed in Note 1, $55 million in charges relating to receivables were recorded in 2004, which increased the expense ratio in that year. Offsetting these reductions in expenses in 2005 were increased pension plan costs and higher spending on marketing programs in the BioScience segment.

MANAGEMENT’S DISCUSSION and ANALYSIS

Pension Plan Costs
Pension plan costs increased $27 million in 2006 and $53 million in 2005, as detailed in Note 8, unfavorably impacting the company’s gross margin and expense ratio in both 2006 and 2005. The increased costs were partially due to higher actuarial loss amortization expense, a change in the actuarial mortality tables used in the valuations and demographics, and a decrease in the interest rate used to discount certain of the international plans’ benefit obligations. Partially offsetting these factors were higher investment returns due to the $574 million of contributions made to the company’s pension plans in 2005, as well as additional contributions made during 2006.

The company’s pension plan costs are expected to decrease by approximately $31 million in 2007, from $183 million in 2006 to approximately $152 million in 2007. The expected $31 million decrease is principally due to an increase in the interest rate used to discount the plans’ projected benefit obligations, coupled with the impact of the expected divestiture of the Transfusion Therapies business. The expected costs in 2007 of $152 million include $97 million of expected amortization of actuarial gains and losses, prior service costs and credits, and transition assets and obligations, which is detailed in Note 8. For the domestic plans, the discount rate will increase to 6.00% and the expected return on plan assets will remain at 8.5% for 2007. Refer to the Critical Accounting Policies section below for a discussion of how the pension plan assumptions are developed, mortality tables are selected, and actuarial losses are amortized, and the impact of these factors on pension plan expense.

Research and Development

				Percent change

years ended December 31 (in millions)	2006	2005	2004	2006	2005

Research and development expenses	$614	$533	$517	15%	3%
as a percent of sales	5.9%	5.4%	5.4%

R&D expenses increased in both 2006 and 2005, reflecting the company’s commitment to accelerate R&D investments. Increased spending on certain projects, primarily in the BioScience segment, was partially offset by restructuring-related cost savings, particularly in 2005. Contributing to the increased R&D expenses in 2006 were investments in the company’s adult stem-cell program, as further discussed below, as well as other investments to advance the company’s pipeline of specialty plasma therapeutics and hemophilia and other recombinant products, and to expand the company’s product portfolio into the area of regenerative medicine.

The company’s strategy is to focus investments on key R&D initiatives that the company believes will maximize its resources and generate the most significant return on its investments. To reach its goal of increasing R&D productivity and innovation, the company plans to continue to enhance the prioritization, management and approval of projects, create an environment that rewards science and innovation, and leverage the company’s core strengths to expand into new therapeutic areas. In 2007, the company expects to continue to accelerate its investment in R&D as part of the overall achievement of these goals. The company will continue to deploy disciplined prioritization and product development processes that ensure that R&D expenditures match business growth strategies and key financial return metrics.

Approvals
The company’s R&D activities resulted in the following FDA approvals in 2006:

•	BAXJECT II, a next-generation needle-less transfer device that makes reconstituting hemophilia clotting factor easier and safer for patients;

•	A new ultra-high dosage strength of ADVATE, reducing both the volume of drug and infusion time required for hemophilia patients needing high doses of factor VIII;

•	AVIVA, a premium line of IV solutions that provides similar functionality and benefits of the company’s existing VIAFLEX flexible container systems, but offers customers a container that is made of non-polyvinyl chloride film and provides a DEHP-free [di (2-ethylhexyl) phthalate-free] and latex-free fluid pathway to patients;

•	Ondansetron Injection USP, which is used for the prevention of nausea and vomiting, in both vial and pre-mix presentations; and

•	The company’s new plasma fractionation facility in Los Angeles, California for the production of albumin and lyophilized IVIG.

Regulatory approvals received outside the United States in 2006 included the approval of ADVATE in Japan and Canada, and the company’s liquid IVIG product in Europe and Canada.

MANAGEMENT’S DISCUSSION and ANALYSIS

Pipeline
In 2006, the company also continued to make solid progress with respect to its R&D pipeline. Key accomplishments included the following:

•	The initiation of Phase II clinical trials on the use of adult stem cells to treat chronic myocardial ischemia, a severe form of coronary artery disease;

•	Preliminary results of a Phase I/II clinical trial of the company’s H5N1 pandemic influenza vaccine;

•	The initiation of the development of a recombinant form of von Willebrand factor, a protein critical to the normal clotting of blood;

•	A collaborative research program with Jerini AG aimed at developing a non-intravenous form of hemophilia treatment;

•	The initiation of a Phase II clinical trial involving the regeneration of bone, using a product co-developed with Kuros Biosurgery AG under a long-term research and development agreement;

•	Continuing support of the company’s clinical and commercial development collaboration with Halozyme Therapeutics, Inc. involving HYLENEX, a drug delivery technology to enhance the absorption of injectable drugs;

•	Involvement in early-stage clinical trials involving the use of IVIG to treat Alzheimer’s disease; and

•	The initiation of clinical trials exploring the use of the company’s proprietary PROMAXX drug-formulation technology to enable drugs to be formulated into “micro-spheres” for parenteral or pulmonary delivery to treat diabetes.

Restructuring Charges, Net
The following is a summary of restructuring charges recorded by the company in 2004, and income adjustments recorded in 2005 related to restructuring charges. See Note 4 for additional information.

2005 Adjustments to Restructuring Charges
During 2005, the company recorded a $109 million benefit ($83 million, or $0.13 per diluted share, on an after-tax basis) relating to the adjustment of restructuring charges recorded in 2004 (as further discussed below) and a prior restructuring program, as the implementation of the programs progressed, actions were completed, and the company refined its estimates of remaining spending. The restructuring reserve adjustments principally related to severance and other employee-related costs. The company’s targeted headcount reductions were achieved with a higher level of attrition than originally anticipated. Accordingly, the company’s severance payments were projected to be lower than originally estimated. The remaining reserve adjustments principally related to changes in estimates regarding certain contract termination costs, certain adjustments related to asset disposal proceeds that were in excess of original estimates, and the finalization of certain employment termination arrangements. Additional adjustments may be recorded in the future as the restructuring programs are completed.

2004 Restructuring Charge
In 2004, the company recorded a $543 million restructuring charge ($394 million, or $0.64 per diluted share, on an after-tax basis), principally associated with the company’s decision to implement actions to reduce the company’s overall cost structure and to drive sustainable improvements in financial performance. The charge was primarily for severance and costs associated with the closing of facilities and the exiting of contracts. These actions included the elimination of over 4,000 positions, or 8% of the global workforce, as the company was reorganized and streamlined.

During 2006 and 2005, $38 million and $101 million, respectively, of the reserve for cash costs was utilized. Substantially all of the remaining reserve of $55 million is expected to be utilized in 2007, with the rest of the cash outflows principally relating to certain long-term leases and remaining employee severance payments. The company believes that the restructuring program is substantially complete and that the remaining reserves are adequate. However, remaining cash payments are subject to change. The payments are being funded with cash generated from operations.

The company estimates that the 2004 restructuring initiative yielded savings of approximately $0.07 per diluted share during 2006 and $0.22 per diluted share during 2005. The program is substantially complete, and the company does not expect incremental cost savings in 2007. The company realized the total cumulative savings originally estimated for this restructuring program.

MANAGEMENT’S DISCUSSION and ANALYSIS

Other Special Charges
In 2004, the company recorded a $289 million impairment charge (classified in the other special charges line in the consolidated statement of income) relating to its PreFluCel influenza vaccine, recombinant erythropoietin drug (EPOMAX) for the treatment of anemia, and Thousand Oaks Suite D manufacturing assets. The net-of-tax impact of these impairment charges was $245 million ($0.40 per diluted share). Refer to Note 4 for additional information.

Net Interest Expense
Net interest expense decreased $84 million, or 71%, in 2006, due largely to a lower average debt level and a higher average cash balance. As discussed further below, the lower average debt level was due to the November 2005 retirement of $1 billion of the senior notes included in the equity units and the redemption of approximately $500 million of the company’s 5.25% notes. Also, during the first quarter of 2006, certain maturing debt was paid down using a portion of the $1.25 billion cash proceeds upon settlement of the equity units purchase contracts in February 2006. Partially offsetting these decreases in the debt balance was the company’s issuance of $600 million of term debt in the third quarter of 2006. In 2005, net interest expense increased $19 million, or 19%, due to higher interest rates and the execution of the net investment hedge mirror strategy, as further discussed below, partially offset by a lower average debt level and higher interest income.

Other Expense, Net
Other expense, net was $61 million in 2006 and $77 million in both 2005 and 2004. Refer to Note 2 for a table that details the components of other expense, net for the three years ended December 31, 2006.

Pre-Tax Income
Refer to Note 11 for a summary of financial results by segment. Certain items are maintained at the company’s corporate level and are not allocated to the segments. These items primarily include certain foreign exchange fluctuations, the majority of the foreign currency and interest rate hedging activities, net interest expense, income and expense related to certain non-strategic investments, corporate headquarters costs, certain employee benefit plan costs, stock compensation, certain nonrecurring gains and losses and certain special charges (such as restructuring and certain asset impairments). The following is a summary of significant factors impacting the segments’ financial results.

BioScience  Pre-tax income increased 46% and 42% in 2006 and 2005, respectively. The primary drivers of the increase in pre-tax income in both 2006 and 2005 were strong sales of higher-margin products, which were fueled by the continued customer adoption of ADVATE and improved volumes and pricing in certain product lines. The increase in pre-tax earnings in 2006 was also due to customer conversion to the liquid formulation of IVIG, the incremental volume relating to the ARC plasma procurement agreement, and continued cost and yield improvements. Also contributing to the increased pre-tax earnings in 2005 was the close management of costs relative to 2004, restructuring-related benefits, the impact of the 2004 special charges discussed above, and foreign exchange fluctuations (as noted above, the majority of foreign exchange hedging activities for all segments are recorded at the corporate level, and are not included in segment results). Partially offsetting the growth in both 2006 and 2005 was the impact of higher spending on new marketing programs and product launches, as well as increased R&D spending.

Medication Delivery  Pre-tax income decreased 5% and 22% in 2006 and 2005, respectively. The primary drivers of the decline in pre-tax income in 2006 and 2005 were the impact of generic competition for certain products and the company’s hold on shipments of new COLLEAGUE pumps, which began in July 2005 and continues in the United States. Included in pre-tax income in 2006 and 2005 were $94 million (consisting of a charge of $76 million and other costs of $18 million) and $126 million, respectively, relating to the COLLEAGUE, SYNDEO and 6060 infusion pump charges, as discussed above. Pre-tax earnings in 2006 were also unfavorably impacted by $14 million of net losses relating to asset dispositions, as well as certain reorganizational initiatives. In addition, the decline in pre-tax earnings in 2006 and 2005 was driven by the impact of a $10 million order in 2005 and a $45 million order in 2004 by the U.S. government related to its biodefense program. Partially offsetting these items in 2005 were the continued benefits from the restructuring program and foreign exchange fluctuations.

Renal  Pre-tax income increased 14% in 2006 and decreased 10% in 2005. The increase in pre-tax income in 2006 was principally due to an improved mix of sales and the impact of an $8 million gain related to an asset disposition, partially offset by higher R&D spending and the impact of foreign currency fluctuations. The decrease in pre-tax income in 2005 was principally due to the $50 million charge associated with the exit of the hemodialysis instruments manufacturing business. Partially offsetting the decline in 2005 was the impact of the close management of costs relative to 2004, restructuring-related benefits, reduced R&D spending and foreign currency fluctuations.

MANAGEMENT’S DISCUSSION and ANALYSIS

Other  As mentioned above, certain income and expense amounts are not allocated to the segments. These amounts are detailed in the table in Note 11 and include restructuring charges and adjustments, net interest expense, certain foreign exchange fluctuations and hedging activities, other special charges, costs relating to the early extinguishment of debt, stock compensation expense, and other corporate items. Refer to the discussion above regarding net interest expense, stock compensation expense and restructuring charges and adjustments. The expense associated with foreign exchange fluctuations and hedging activities declined in both 2006 and 2005 principally due to reduced expenses related to the company’s cash flow hedges. The expense associated with other corporate items increased in 2006 and 2005. In 2006, this increase was due in part to a reduction in royalty income resulting from the expiration of the patent on sevoflurane and increased spending related to the company’s adult stem-cell therapy program, partially offset by a $17 million gain related to an asset disposition. Additionally, the increase in the expense for other corporate items in both 2006 and 2005 was partially due to increased pension plan costs each year.

Income Taxes
The effective income tax rate was 20% in 2006, 34% in 2005 and 11% in 2004. Excluding any discrete items, management anticipates that the effective income tax rate will be approximately 20.5% to 21.5% in 2007.

The company’s effective tax rate differs from the U.S. federal statutory rate each year due to certain operations that are subject to tax incentives, state and local taxes, and foreign taxes that are in excess of the U.S. federal statutory rate. In addition, as discussed further below, the company’s effective income tax rate can be impacted in any given year by discrete factors or events.

2006
During the fourth quarter of 2006, the company reached a favorable settlement with the Internal Revenue Service relating to the company’s U.S. federal tax audits for the years 2002 through 2005, resulting in a $135 million reduction of tax expense. In combination with this settlement, the company reorganized its Puerto Rico manufacturing assets and repatriated funds from other subsidiaries resulting in tax expense of $113 million ($86 million related to the repatriations and $27 million related to operations subject to tax incentives). The effect of these items was the utilization and realization of deferred tax assets that were previously subject to valuation allowances, as well as a modest reduction in the company’s reserves for uncertain tax positions, resulting in a net $22 million benefit and minimal cash impact.

2005
In October 2004, the American Jobs Creation Act of 2004 (the Act) was enacted. The Act created a one-time incentive for U.S. corporations to repatriate undistributed foreign earnings by providing an 85% dividends received deduction. This allowed U.S. companies to repatriate non-U.S. earnings through 2005 at a substantially reduced rate, provided that certain criteria were met. During the fourth quarter of 2005 the company repatriated $2.1 billion in earnings previously considered indefinitely reinvested outside the United States. The company recorded income tax expense of $191 million associated with this repatriation. In addition, the company recognized income tax expense of $38 million relating to certain earnings outside the United States, which were not deemed indefinitely reinvested, together totaling $229 million of income tax on repatriations of foreign earnings.

The effective tax rate for 2005 was also impacted by favorable adjustments to restructuring charges, which are further discussed in Note 4, and which were tax-effected at varying rates, depending on the tax jurisdiction.

2004
The effective income tax rate in 2004 was impacted by favorable settlements in certain jurisdictions around the world. As a result of the completion of tax audits in 2004, $55 million of reserves for matters previously under review were reversed into income. Also impacting the effective tax rate was $289 million of special charges, which are further discussed in Note 4, and which were tax-effected at varying rates, depending on the tax jurisdiction.

Refer to Note 9 for further information regarding the company’s income taxes.

Income From Continuing Operations and Related per Diluted Share Amounts
Income from continuing operations was $1,398 million in 2006, $958 million in 2005 and $383 million in 2004. The corresponding net earnings per diluted share were $2.13 in 2006, $1.52 in 2005 and $0.62 in 2004. The significant factors and events causing the net changes from 2005 to 2006 and from 2004 to 2005 are discussed above.

MANAGEMENT’S DISCUSSION and ANALYSIS

(Loss) Income From Discontinued Operations
In 2002, the company decided to divest certain businesses, principally the majority of the services businesses included in the Renal segment. The company’s decision was based on an evaluation of the company’s business strategy and the economic conditions in certain geographic markets. Most of the divestitures were completed in 2003 and 2004, and at December 31, 2006, the divestiture plan was complete.

Changes in Accounting Principles
SFAS No. 123-R
The company adopted SFAS No. 123-R on January 1, 2006. This new standard requires companies to expense the fair value of employee stock options and similar awards. The company adopted SFAS No. 123-R using the modified prospective transition method.

Stock compensation expense measured in accordance with SFAS No. 123-R totaled $94 million ($63 million on a net-of-tax basis, or $0.10 per basic and diluted share) for 2006. The adoption of SFAS No. 123-R resulted in increased expense of $77 million ($53 million on a net-of-tax basis, or $0.08 per basic and diluted share), as compared to the stock compensation expense that would have been recorded pursuant to Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations (APB No. 25) (relating to RSU and restricted stock plans only). Approximately $9 million and $15 million of pre-tax expense was recorded under APB No. 25 for 2005 and 2004, respectively.

In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards” (FSP No. 123(R)-3). The company elected to adopt the alternative transition method provided in FSP 123(R)-3 for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123-R. The alternative transition method provides a different method to establish the beginning balance of the additional contributed capital pool related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the additional contributed capital pool and the consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that were outstanding upon adoption of SFAS No. 123-R.

Refer to Note 7 for further information about the company’s stock-based compensation plans and related accounting treatment in the current and prior periods.

SFAS No. 151
On January 1, 2006, the company adopted SFAS No. 151, “Inventory Costs” (SFAS No. 151), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. SFAS No. 151 requires that those items be recognized as current period charges. In addition, the new standard requires that the allocation of fixed production overhead costs be based on the normal capacity of the production facilities. The standard did not have a material impact on the company’s consolidated financial statements.

SFAS No. 158
On December 31, 2006, the company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS No. 158). The new standard requires companies to fully recognize the overfunded or underfunded status of each of its defined benefit pension and other postemployment benefit (OPEB) plans as an asset or liability in the consolidated balance sheet. The asset or liability equals the difference between the fair value of the plan’s assets and its benefit obligation. SFAS No. 158 has no impact on the amount of expense recognized in the consolidated statement of income.

SFAS No. 158 is required to be adopted on a prospective basis. Therefore, the company’s December 31, 2005 consolidated balance sheet was not restated. The adoption of SFAS No. 158 was recorded as an adjustment to assets and liabilities to reflect the plans’ funded status (rather than a prepaid asset or accrued liability), with a corresponding decrease in accumulated other comprehensive income (AOCI), which is a component of shareholders’ equity. The net-of-tax decrease in AOCI at December 31, 2006 relating to the adoption of SFAS No. 158 was $235 million.

Refer to Note 8 for further information regarding the impact of this new standard on the company’s consolidated financial statements.

SAB No. 108
On December 31, 2006, the company adopted Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB No. 108). SAB No. 108 eliminates the diversity in practice surrounding how public companies quantify financial statement misstatements and establishes an approach that requires quantification and assessment of misstatements based on the effects of the misstatements on each of the company’s financial statements and the related footnote disclosures. Adoption of this new standard did not impact the company’s financial statements.

MANAGEMENT’S DISCUSSION and ANALYSIS

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. A summary of the company’s significant accounting policies is included in Note 1. Certain of the company’s accounting policies are considered critical because these policies are the most important to the depiction of the company’s financial statements and require significant, difficult or complex judgments by management, often requiring the use of estimates about the effects of matters that are inherently uncertain. Actual results that differ from management’s estimates could have an unfavorable effect on the company’s results of operations and financial position. The company applies estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting pronouncements, there have been no significant changes in the company’s application of its critical accounting policies during 2006. The company’s critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. The following is a summary of accounting policies that management considers critical to the company’s consolidated financial statements.

Revenue Recognition and Related Provisions and Allowances
The company’s policy is to recognize revenues from product sales and services when earned. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectibility is reasonably assured. The shipping terms for the majority of the company’s revenue arrangements are FOB destination. The recognition of revenue is delayed if there are significant post-delivery obligations, such as training, installation or customer acceptance.

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

Stock-Based Compensation Plans
Under SFAS No. 123-R, stock compensation cost is estimated at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the vesting period. Determining the appropriate fair value model to use requires judgment. Determining the assumptions that enter into the model is highly subjective and also requires judgment, including long-term projections regarding stock price volatility, employee exercise, post-vesting termination, and pre-vesting forfeiture behaviors, interest rates and dividend yields. Management used the guidance outlined in SAB No. 107 relating to SFAS No. 123-R in selecting a model and developing assumptions.

The company has historically used the Black-Scholes model for estimating the fair value of stock options in providing the pro forma fair value method disclosures pursuant to SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). After a review of alternatives, the company decided to continue to use this model for estimating the fair value of stock options as it meets the fair value measurement objective of SFAS No. 123-R.

MANAGEMENT’S DISCUSSION and ANALYSIS

Under SFAS No 123-R, the company’s expected volatility assumption is based on an equal weighting of the historical volatility of Baxter’s stock and the implied volatility from traded options on Baxter’s stock. Management arrived at this expected volatility assumption based on a consideration and weighting of the factors outlined in SAB No. 107. The expected life assumption is primarily based on historical employee exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield reflects historical experience as well as future expectations over the expected term of the option. The forfeiture rate used to calculate compensation expense is primarily based on historical pre-vesting employee forfeiture patterns. In finalizing its assumptions, management also reviewed comparable companies’ assumptions, as available in published surveys and in publicly available financial filings.

The use of different assumptions would result in different amounts of stock compensation expense. Holding all other variables constant, the indicated change in each of the assumptions below increases or decreases the fair value of an option (and hence, expense), as follows.

	Change to	Impact on Fair
Assumption	Assumption	Value of Option

Expected volatility	Higher	Higher
Expected life	Higher	Higher
Risk-free interest rate	Higher	Higher
Dividend yield	Higher	Lower

The pre-vesting forfeitures assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeitures assumption would not impact the total amount of expense ultimately recognized over the vesting period. Different forfeitures assumptions would only impact the timing of expense recognition over the vesting period. Estimated forfeitures will be reassessed in subsequent periods and may change based on new facts and circumstances.

The fair value of an option is particularly impacted by the expected volatility and expected life assumptions. In order to understand the impact of changes in these assumptions on the fair value of an option, management performed sensitivity analyses. Holding all other variables constant, if the expected volatility assumption used in valuing the stock options granted in 2006 was increased by 100 basis points (i.e., one percent), the fair value of a stock option relating to one share of common stock would increase by approximately 2.4%, from $11.41 to $11.69. Holding all other variables constant (including the expected volatility assumption), if the expected term assumption used in valuing the stock options granted in 2006 was increased by one year, the fair value of a stock option relating to one share of common stock would increase by approximately 8.0%, from $11.41 to $12.33.

Management is not able to estimate the probability of actual results differing from expected results, but believes the company’s assumptions are appropriate, based upon the requirements of SFAS No. 123-R, the guidance included in SAB No. 107, and the company’s historical and expected future experience.

Pension and Other Postemployment Benefit Plans
The company provides pension and other postemployment benefits to certain of its employees. These employee benefit expenses are reported in the same line items in the consolidated income statement as the applicable employee’s compensation expense. The valuation of the funded status and net benefit cost for the plans are calculated using actuarial assumptions. These assumptions are reviewed annually, and revised if appropriate. The significant assumptions include the following:

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

MANAGEMENT’S DISCUSSION and ANALYSIS

Selecting assumptions involves an analysis of both short-term and long-term historical trends and known economic and market conditions at the time of the valuation (also called the measurement date). The use of different assumptions would result in different measures of the funded status and net cost. Actual results in the future could differ from expected results. Management is not able to estimate the probability of actual results differing from expected results, but believes its assumptions are appropriate.

The company’s key assumptions are listed in Note 8. The most critical assumptions relate to the plans covering U.S. and Puerto Rico employees, because these plans are the most significant to the company’s consolidated financial statements.

Discount Rate Assumption
For the U.S. and Puerto Rico plans, the company used a discount rate of 6.0% to measure its benefit obligations under the pension and OPEB plans at the measurement date (September 30, 2006). This assumption will be used in calculating the net periodic benefit cost for these plans for 2007. Management used a broad population of approximately 300 Aa-rated corporate bonds as of September 30, 2006 to determine the discount rate assumption. All bonds were U.S. issues, with a minimum amount outstanding of $50 million. This population of bonds was narrowed from a broader universe of over 550 Moody’s Aa rated, non-callable (or callable with make-whole provisions) bonds by eliminating the top and bottom 10th percentile to adjust for any pricing anomalies, and then selecting the bonds Baxter would most likely select if it were to actually annuitize its pension and OPEB liabilities. This portfolio of bonds was used to generate a yield curve and associated spot rate curve, to discount the projected benefit payments for the U.S. and Puerto Rico plans. The discount rate is the single level rate that produces the same result as the spot rate curve. The discount rate generated from this analysis was 6.0%.

For the company’s international plans, the discount rate is determined by reviewing country- and region-specific government and corporate bond interest rates.

In order to understand the impact of changes in discount rates on pension and OPEB cost, management performs a sensitivity analysis. Holding all other assumptions constant, for each 50 basis point (i.e., one-half of one percent) increase (decrease) in the discount rate, global pre-tax pension and OPEB plan cost would decrease (increase) by approximately $34 million.

Return on Plan Assets Assumption
In measuring net periodic cost for 2006, the company used a long-term expected rate of return of 8.5% for the pension plans covering U.S. and Puerto Rico employees. This is consistent with the assumption used in measuring the 2005 pension cost and will be used to measure net pension cost for 2007. This assumption is not applicable to the company’s OPEB plans because they are not funded. Management establishes the long-term asset return assumption based on a review of historical compound average asset returns, both company-specific and relating to the broad market (based on the company’s asset allocation), as well as an analysis of current market information and future expectations. The current asset return assumption is supported by historical market experience. In calculating net pension cost, the expected return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. The difference between this expected return and the actual return on plan assets is a component of the total net unrecognized gain or loss and is subject to amortization in the future. In order to understand the impact of changes in the expected asset return assumption on net cost, management performs a sensitivity analysis. Holding all other assumptions constant, for each 50 basis point increase (decrease) in the asset return assumption, global pre-tax pension plan cost would decrease (increase) by approximately $12 million.

Other Assumptions
Published mortality tables are used in calculating pension and OPEB plan benefit obligations. At the end of 2005, management changed the mortality tables it uses for certain of the company’s plans, and now uses tables that are based on more current experience. Specifically, for the company’s U.S. and Puerto Rico plans, management changed from the 1983 Group Annuity Mortality table to the Retirement Plan 2000 table. Management believes the Retirement Plan 2000 table better predicts future mortality experience for the participants included in Baxter’s plans. The change in mortality tables increased net pension and OPEB plan cost by approximately $12 million in 2006.

The assumptions relating to employee compensation increases and future healthcare costs are based on historical experience, market trends, and anticipated future management actions. Refer to Note 8 for information regarding the sensitivity of the OPEB plan obligation and the total of the service and interest cost components of OPEB plan cost to potential changes in future healthcare costs.

MANAGEMENT’S DISCUSSION and ANALYSIS

Legal Contingencies
The company is involved in product liability, shareholder, patent, commercial, regulatory and other legal proceedings that arise in the normal course of the company’s business. Refer to Note 10 for further information. The company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the lower end of the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded. Baxter has established reserves for certain of its legal matters. Management is not able to estimate the amount or range of any loss for certain of the company’s legal contingencies for which there is no reserve or additional loss for matters already reserved. Management also records any insurance recoveries that are probable of occurring. At December 31, 2006, total legal liabilities were $108 million and total insurance receivables were $79 million.

Management’s loss estimates are developed in consultation with outside counsel and are based upon analyses of potential results. With respect to the recording of any insurance recoveries, after completing the assessment and accounting for the company’s legal contingencies, management separately and independently analyzes its insurance coverage and records any insurance recoveries that are probable of occurring at the gross amount that is expected to be collected. In performing the assessment, management reviews available information, including historical company-specific and market collection experience for similar claims, current facts and circumstances pertaining to the particular insurance claim, the financial viability of the applicable insurance company or companies, and other relevant information.

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

In the normal course of business, the company is audited by federal, state and foreign tax authorities, and is periodically challenged regarding the amount of taxes due. These challenges relate to the timing and amount of deductions and the allocation of income among various tax jurisdictions. Management believes the company’s tax positions comply with applicable tax law and the company intends to defend its positions. In evaluating the exposure associated with various tax filing positions, the company records reserves for uncertain tax positions, based upon the technical support for the positions, the company’s past audit experience with similar situations, and potential interest and penalties related to the matters. Management believes these reserves represent the best estimate of the amount that the company will ultimately be required to pay to settle the matters. The company’s effective tax rate in a given period could be impacted if, upon final resolution with taxing authorities, the company prevailed in positions for which reserves have been established, or was required to pay amounts in excess of established reserves.

MANAGEMENT’S DISCUSSION and ANALYSIS

Impairment of Assets
Goodwill is subject to impairment reviews annually, and whenever indicators of impairment exist. Intangible assets other than goodwill and other long-lived assets (such as fixed assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Refer to Note 1 for further information. The company’s impairment reviews are based on a cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign currency exchange rates, the selection of an appropriate discount rate, asset groupings, and other assumptions and estimates. The estimates and assumptions used are consistent with the company’s business plans. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of the assets, and potentially result in different impacts to the company’s results of operations. Actual results may differ from management’s estimates.

Hedging Activities
As further discussed in Note 6 and in the Financial Instrument Market Risk section below, the company uses derivative instruments to hedge certain risks. As Baxter operates on a global basis, there is a risk to earnings associated with foreign exchange relating to the company’s firm commitments and forecasted transactions denominated in foreign currencies. Compliance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, and the company’s hedging policies require management to make judgments regarding the probability of anticipated hedged transactions. In making these estimates and assessments of probability, management analyzes historical trends and expected future cash flows and plans. The estimates and assumptions used are consistent with the company’s business plans. If management were to make different assessments of probability or make the assessments during a different fiscal period, the company’s results of operations for a given period would be different.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows from Operations
Cash flows from operations increased in both 2006 and 2005. The increase in cash flows in 2006 was primarily due to higher earnings (before non-cash items), improved working capital management, lower payments related to restructuring programs, and lower contributions to the company’s pension plans. Partially offsetting the impact of these increases was the January 1, 2006 adoption of SFAS No. 123-R, which changes the presentation of realized excess tax benefits principally associated with stock option exercises in the statement of cash flows. Prior to the adoption of SFAS No. 123-R, such realized tax benefits were required to be presented as an inflow within the operating section of the statement. Under SFAS No. 123-R, such realized tax benefits are presented as an inflow within the financing section of the statement. Realized excess tax benefits presented as operating cash inflows in 2005 and 2004 were $22 million and $16 million, respectively.

The increase in cash flows in 2005 was primarily due to higher earnings (before non-cash items), improved working capital management, lower payments related to restructuring programs, and cash receipts relating to the settlement of mirror cross-currency swaps, partially offset by higher contributions to the company’s pension plans.

Accounts Receivable
Cash flows relating to accounts receivable decreased in 2006. However, days sales outstanding decreased from 55.1 days at December 31, 2005 to 52.9 days at December 31, 2006, principally due to continued improvement in the collection of international receivables. Proceeds from the factoring of receivables increased, while net cash outflows relating to the company’s securitization arrangements totaled $123 million (as detailed in Note 6) during 2006.

Cash flows relating to accounts receivable increased during 2005 as the company continued to increase its focus on working capital efficiency, resulting in improved accounts receivable collections. Days sales outstanding were relatively flat, declining from 55.3 days at December 31, 2004 to 55.1 days at December 31, 2005. Proceeds from the factoring of receivables increased, while net cash outflows relating to the company’s securitization arrangements totaled $111 million (as detailed in Note 6) during 2005.

MANAGEMENT’S DISCUSSION and ANALYSIS

Inventories
The following is a summary of inventories at December 31, 2006 and 2005, as well as inventory turns at December 31, 2006, 2005 and 2004, by segment. Inventory turns are calculated as the most recent quarter’s cost of goods sold annualized, divided by the inventory balance at the end of the period. The calculations exclude the above-mentioned charges and costs relating to the Medication Delivery segment of $94 million (consisting of a charge of $76 million and other costs of $18 million) in 2006 and $126 million in 2005, respectively, and charges relating to the Renal segment of $50 million in 2005, which are classified in cost of goods sold in the consolidated income statements.

	Inventories		Inventory turns

(in millions, except inventory turn data)	2006	2005	2006	2005	2004

BioScience	$1,138	$1,102	1.96	1.78	1.57
Medication Delivery	719	624	3.24	3.01	4.40
Renal	209	199	4.72	3.98	4.19

Total company	$2,066	$1,925	2.68	2.61	2.66

Inventories increased $141 million during 2006, primarily due to an increase in infusion pump inventory related to the above-mentioned sales hold on COLLEAGUE pumps, as well as an increase in plasma inventories. The improvement in inventory turns was driven by disciplined working capital management across the company’s businesses.

Other
Other cash flows increased from 2005 to 2006. Contributing to the increase in cash flows were significantly reduced contributions to the company’s pension plans in 2006. In 2006, the company contributed $73 million to its pension plans, compared to $574 million in the prior year. In addition, cash payments related to the company’s restructuring programs declined from $117 million in 2005 to $42 million in 2006, as the company completes its restructuring initiatives. Partially offsetting the increased cash flows was a $53 million cash inflow in 2005 related to the settlement of certain mirror cross-currency swaps. There were no settlements of cross-currency swaps in 2006. Refer to the net investment hedges section below for further information regarding these swaps.

Cash Flows from Investing Activities
Capital Expenditures
Capital expenditures totaled $526 million in 2006, $444 million in 2005 and $558 million in 2004. The company continues to invest in various multi-year capital projects across its three segments, including ongoing projects to upgrade facilities or increase manufacturing capacity for drug delivery, plasma-based (including antibody therapy) and other products. One of the significant projects includes the expansion of the company’s manufacturing facility in Bloomington, Indiana. Utilizing this facility, the Medication Delivery segment collaborates with pharmaceutical companies in the manufacturing of pre-filled vials and syringes. One of the significant plasma-based products projects includes the company’s new plasma fractionation facility in Los Angeles, California. The company also plans to make a significant investment to expand production capacity at its four manufacturing facilities in China to support sales growth of the Medication Delivery and Renal segments. The reduction in capital expenditures from 2004 to 2005 was due to the completion of certain long-term projects.

The company makes investments in capital expenditures at a level sufficient to support the strategic and operating needs of the businesses, and continues to improve capital allocation discipline in making investments to enhance long-term growth. The company expects to spend approximately $700 million in capital expenditures in 2007.

Acquisitions and Investments in and Advances to Affiliates
Net cash outflows relating to acquisitions and investments in and advances to affiliates were $5 million in 2006, $47 million in 2005 and $20 million in 2004. The 2005 outflows principally related to the acquisition of certain assets of a distributor of PD supplies, which are included in the Renal segment, as well as additional payments relating to a prior year acquisition included in the BioScience segment. The 2004 outflows included additional payments relating to a prior year BioScience segment acquisition.

Divestitures and Other
Net cash inflows relating to divestitures and other activities were $189 million in 2006, $124 million in 2005 and $26 million in 2004. The 2006 total principally related to cash proceeds related to asset dispositions and cash collections on retained interests associated with securitization arrangements. The net cash inflows in 2005 primarily included cash collections on retained interests associated with securitization arrangements

MANAGEMENT’S DISCUSSION and ANALYSIS

and proceeds from the divestiture of the RTS business in Taiwan. The net cash inflows in 2004 primarily related to the sale of a building and the return of collateral.

Cash Flows from Financing Activities
Debt Issuances, Net of Payments of Obligations
Debt issuances, net of payments of obligations, totaled to net outflows of $543 million in 2006, $1.3 billion in 2005 and $378 million in 2004.

In August 2006, the company issued $600 million of term debt, maturing in September 2016 and bearing a 5.9% coupon rate. The net proceeds are being used for the repayment of outstanding indebtedness and general corporate purposes, which may include acquisitions, additions to working capital, capital expenditures and investments in the company’s subsidiaries. Using the cash proceeds from the settlement of the equity units purchase contracts in February 2006 (further discussed below), the company paid down maturing debt during 2006.

Included in the outflows in 2005 were payments of $432 million to settle certain of the company’s cross-currency swap agreements. Refer to further discussion below.

In addition to increased payments in 2005 to settle the swap agreements mentioned above, net payments increased significantly during 2005 primarily due to activities related to the American Jobs Creation Act of 2004 (the Act). As discussed above and in Note 9, in 2005 the company repatriated approximately $2.1 billion of foreign earnings under the Act. Repatriation cash proceeds have been reinvested in the company’s domestic operations in accordance with the legislation. The majority of the proceeds were used in 2005 to reduce the company’s debt and contribute to its pension plans. In conjunction with the repatriation, the company issued new debt and paid down existing debt, resulting in a net reduction in the company’s total debt outstanding of almost $1 billion. In October 2005, Baxter Finco B.V., an indirectly wholly-owned finance subsidiary of Baxter International Inc., issued $500 million of 4.75% five-year senior unsecured notes, generating net proceeds of $496 million. The notes, which are irrevocably, fully and unconditionally guaranteed by Baxter International Inc., are redeemable, in whole or in part, at Baxter Finco B.V.’s option, subject to a make-whole premium. The indenture includes certain covenants, including restrictions relating to the company’s creation of secured debt, transfers of principal facilities, and sale and leaseback transactions. In November 2005, the company drew $300 million under an existing European credit facility. Principally with these cash proceeds, along with existing off-shore cash, the company retired $1 billion of the 3.6% senior notes associated with the company’s December 2002 equity unit offering and redeemed approximately $500 million of 5.25% notes, which were due in 2007.

Other Financing Activities
Cash dividend payments totaled $364 million in 2006, and were funded with cash generated from operations. In November 2006, the board of directors declared an annual dividend on the company’s common stock of $0.582 per share. The dividend, which was paid on January 5, 2007 to shareholders of record as of December 8, 2006, was a continuation of the prior annual rate. Beginning in 2007, the company will convert to a quarterly, rather than annual, dividend and increase its dividend. The first quarterly dividend payment is payable on April 2, 2007 to shareholders of record as of March 10, 2007.

Cash proceeds and realized excess tax benefits from stock issued under employee stock plans increased by $96 million in 2006 and decreased by $5 million in 2005. The increase in 2006 was primarily due to an increase in stock option exercises, as well as a higher average exercise price. The increase was also due to the changed presentation of realized excess tax benefits under SFAS No. 123-R, as further discussed above. Realized excess tax benefits of $29 million were presented within the financing section of the statement of cash flows in 2006. Cash received relating to employee stock purchase plans declined in 2005, partially due to a change in the plan’s design in that year.

In February 2006, the company issued approximately 35 million shares of common stock for $1.25 billion in conjunction with the settlement of the purchase contracts included in the company’s equity units, which were issued in December 2002. The company has been using these proceeds to pay down maturing debt, for stock repurchases and for other general corporate purposes. Refer to Note 5 for further information.

As authorized by the board of directors, from time to time the company repurchases its stock on the open market in an effort to optimize its capital structure depending upon the company’s cash flows, net debt level and current market conditions. As of December 31, 2005, $243 million was available under a stock purchase program previously authorized by the board of directors. In February 2006, the board of directors authorized the repurchase of an additional $1.5 billion of the company’s common stock. During 2006, the company repurchased 18 million shares for $737 million under these stock repurchase programs. At December 31, 2006, $1.0 billion remained available under the February 2006 authorization. No open-market repurchases were made in 2005 or 2004. In 2004, stock repurchases totaled $18 million, all of which were from Shared Investment Plan participants in private transactions. Refer to Note 5 for information regarding the Shared Investment Plan.

MANAGEMENT’S DISCUSSION and ANALYSIS

Credit Facilities, Access to Capital, Credit Ratings and Net Investment Hedges
Credit Facilities
The company had $2.5 billion of cash and equivalents at December 31, 2006. The company has two primary revolving credit facilities, which totaled approximately $2.2 billion at December 31, 2006. In December 2006, the company replaced its existing $640 million and $800 million revolving credit facilities with a $1.5 billion five-year revolving credit facility. The second facility, which is denominated in Euros, totals approximately $660 million and matures in January 2008. These facilities enable the company to borrow funds in U.S. Dollars, Euros, Japanese Yen or Swiss Francs on an unsecured basis at variable interest rates and contain various covenants, including a maximum net-debt-to-capital ratio and, solely with respect to the Euro-denominated facility, a minimum interest coverage ratio. At December 31, 2006, the company was in compliance with the financial covenants in these agreements. Borrowings outstanding under these facilities totaled $139 million at December 31, 2006. There were no other borrowings outstanding under the company’s primary credit facilities at December 31, 2006. The company also maintains certain other credit arrangements, as described in Note 5.

The company’s net-debt-to-capital ratio was 4.8% and 36.7% at December 31, 2006 and 2005, respectively. The net-debt-to-capital ratio, which is not a measure defined by GAAP, is calculated as net debt (short-term and long-term debt and capital lease obligations, less cash and cash equivalents) divided by capital (the total of net debt and shareholders’ equity). The significant decline in the net-debt-to-capital ratio from 2005 to 2006 was primarily due to the settlement of the purchase contracts component of the equity units in February 2006. As further discussed in Note 5, a portion of the $1.25 billion cash proceeds from the settlement of the purchase contracts (and issuance of common stock) was used to pay down maturing debt in 2006.

Access to Capital
The company intends to fund short-term and long-term obligations as they mature through cash on hand, future cash flows from operations, or by issuing additional debt or common stock. The company’s ability to generate cash flows from operations, issue debt, enter into other financing arrangements and attract long-term capital on acceptable terms could be adversely affected if there is a material decline in the demand for the company’s products, deterioration in the company’s key financial ratios or credit ratings, or other significantly unfavorable changes in conditions. The company believes it has sufficient financial flexibility in the future to issue debt, enter into other financing arrangements, and attract long-term capital on acceptable terms to support the company’s growth objectives.

Credit Ratings
The company’s credit ratings at December 31, 2006 were as follows.

	Standard & Poor’s	Fitch	Moody’s

Ratings
Senior debt	A	A-	Baa1
Short-term debt	A1	F2	P2
Outlook	Positive	Positive	Stable

Certain of the company’s credit ratings and outlooks were upgraded during 2006. The company’s credit ratings on senior debt were raised from A- to A by Standard & Poor’s and BBB+ to A- by Fitch, and the ratings on short-term debt were raised from A2 to A1 by Standard & Poor’s. In addition, Standard & Poor’s favorably changed its outlook on Baxter from Stable to Positive during 2006.

If Baxter’s credit ratings or outlooks were to be downgraded, the company’s financing costs related to its credit arrangements and any future debt issuances could be unfavorably impacted. However, any future credit rating downgrade or change in outlook would not affect the company’s ability to draw on its credit facilities, and would not result in an acceleration of the scheduled maturities of any of the company’s outstanding debt. One of the company’s foreign currency and interest rate derivative agreements includes a provision whereby the counterparty financial institution could cause the arrangement to be terminated if Baxter’s credit rating on its senior unsecured debt declined to BBB- or Baa3 (i.e., a two-rating or four-rating downgrade, depending upon the rating agency). As of December 31, 2006, the mark-to-market liability balance of outstanding cross-currency swaps subject to this agreement totaled approximately $400 million. In addition, if Baxter’s credit ratings on senior unsecured debt declined to BBB- or Baa3, the company would no longer be able to securitize new receivables under one of its foreign securitization arrangements. This arrangement also requires that the company post cash collateral in the event of a specified unfavorable change in credit rating. The maximum potential cash collateral, which was not required as of December 31, 2006, was de minimus. However, any downgrade of credit ratings would not impact previously securitized receivables.

MANAGEMENT’S DISCUSSION and ANALYSIS

Net Investment Hedges
The company historically hedged the net assets of certain of its foreign operations using a combination of foreign currency denominated debt and cross-currency swaps. The cross-currency swaps have served as effective hedges for accounting purposes and have reduced volatility in the company’s shareholders’ equity balance and net-debt-to-capital ratio.

In 2004, the company reevaluated its net investment hedge strategy and decided to reduce the use of these instruments as a risk management tool. In order to reduce financial risk and uncertainty through the maturity (or cash settlement) dates of the cross-currency swaps, the company executed offsetting, or mirror, cross-currency swaps relating to over half of the existing portfolio. As of the date of execution, these mirror swaps effectively fixed the net amount that the company will ultimately pay to settle the cross-currency swap agreements subject to this strategy. The mirror swaps will be settled when the offsetting existing swaps are settled. Approximately $335 million, or 46%, of the total swaps liability of $736 million as of December 31, 2006 has been fixed by the mirror swaps.

There were no settlements of cross-currency swaps or mirror swaps in 2006. As also discussed above, during 2005 the company settled certain cross-currency swaps agreements (and related mirror swaps, as applicable). In accordance with SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” when the cross-currency swaps are settled, the cash flows are reported within the financing section of the consolidated statement of cash flows. When the mirror swaps are settled, the cash flows are reporting in the operating section of the consolidated statement of cash flows. Of the $379 million of net settlement payments in 2005, $432 million of cash outflows were included in the financing section and $53 million of cash inflows were included in the operating section. The entire $40 million in settlement payments in 2004 were included in the financing section of the statement of cash flows.

Refer to Note 6 for additional discussion of the cross-currency swaps and related mirror swaps, including a summary of the instruments outstanding at December 31, 2006.

Contractual Obligations
As of December 31, 2006, the company has contractual obligations (excluding accounts payable, accrued liabilities, current deferred income taxes and contingent liabilities) payable or maturing in the following periods.

		Less than	One to	Three to	More than
(in millions)	Total	one year	three years	five years	five years

Short-term debt	$57	$57	$—	$—	$—
Long-term debt and capital lease obligations, including current maturities	2,774	177	570	647	1,380
Interest on short- and long-term debt and capital lease obligations[1]	923	130	188	174	431
Operating leases	618	140	210	156	112
Other long-term liabilities[2]	1,713	—	922	113	678
Purchase obligations[3]	844	434	218	86	106

Contractual obligations[4]	$6,929	$938	$2,108	$1,176	$2,707

[1]	Interest payments on debt and capital lease obligations are calculated for future periods using interest rates in effect at the end of 2006. Projected interest payments include the related effects of interest rate and cross-currency swap agreements. Certain of these projected interest payments may differ in the future based on changes in floating interest rates, foreign currency fluctuations, or other factors or events. The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2006. Interest payments associated with any future obligations and agreements entered into upon maturity or termination of existing obligations and agreements are not included in the table above. Refer to Notes 5 and 6 for further discussion regarding the company’s debt instruments and related interest rate and cross-currency swap agreements outstanding at December 31, 2006.

[2]	The primary components of Other Long-Term Liabilities in the company’s consolidated balance sheet are liabilities relating to pension and OPEB plans, cross-currency swaps, and litigation. The company projected the timing of the future cash payments based on contractual maturity dates (where applicable), and estimates of the timing of payments (for liabilities with no contractual maturity dates).

The company contributed $73 million and $574 million to its pension plans during 2006 and 2005, respectively. Most of the company’s plans are funded. The timing of funding in the future is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables. Refer to the discussion below regarding the Pension Protection Act of 2006. Therefore, the table above excludes pension plan cash outflows. The pension plan balance included in other long-term liabilities (and excluded from the table above) totaled $524 million at December 31, 2006.

MANAGEMENT’S DISCUSSION and ANALYSIS

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

The company generally retains a subordinated interest in each securitized portfolio. The subordinated interests retained in the transferred receivables are carried as assets in Baxter’s consolidated balance sheet, and totaled $95 million at December 31, 2006. Credit losses on these retained interests have historically been immaterial as a result of the securitized assets needing to meet certain eligibility criteria, as further discussed in Note 6.

Shared Investment Plan
In order to align management and shareholder interests, in 1999 the company sold shares of Baxter stock to senior managers. As part of this shared investment plan, the company guaranteed repayment of eligible participants’ third-party loans. Baxter’s maximum potential obligation relating to the guarantee was $39 million as of December 31, 2006. Refer to Note 5 for further information.

Joint Development and Commercialization Arrangements
In the normal course of business, Baxter enters into joint development and commercialization arrangements with third parties, sometimes with investees of the company. The arrangements vary, but generally provide that Baxter will receive certain rights to manufacture, market or distribute a specified technology or product under development by the third party in exchange for payments by Baxter. At December 31, 2006, the unfunded milestone payments under these arrangements totaled approximately $450 million. Based on the company’s projections, any contingent payments made in the future will be more than offset over time by the estimated net future cash flows relating to the rights acquired for those payments. Refer to Note 5 for further information.

Credit Rating Requirements
Certain specified rating agency downgrades, if they occur in the future, could require the company to immediately settle certain financial instruments, or could cause the company to no longer be able to securitize new receivables or require the company to post collateral under one of its foreign securitization arrangements. Refer to the Credit Ratings section above for further information.

Indemnifications
During the normal course of business, Baxter makes certain indemnities, commitments and guarantees pursuant to which the company may be required to make payments related to specific transactions. These include: (i) intellectual property indemnities to customers in connection with the use, sales or license of products and services; (ii) indemnities to customers in connection with losses incurred while performing services on their premises; (iii) indemnities to vendors and service providers pertaining to claims based on negligence or willful misconduct; and (iv) indemnities involving the representations and warranties in certain contracts. In addition, under Baxter’s Amended and Restated Certificate of Incorporation, and consistent with Delaware General Corporation Law, the company has agreed to indemnify its directors and officers for certain losses and expenses upon the occurrence of certain prescribed events. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that the company could be obligated to make. To help address these risks, the company maintains various insurance coverages. Based on historical experience and evaluation of the agreements, the company does not believe that it would be appropriate to record any associated liabilities.

MANAGEMENT’S DISCUSSION and ANALYSIS

Legal Contingencies
Refer to Note 10 for a discussion of the company’s legal contingencies. Upon resolution of any of these uncertainties, the company may incur charges in excess of presently established liabilities. While the liability of the company in connection with the claims cannot be estimated with any certainty, and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s consolidated financial position. While the company believes that it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may in the future incur material judgments or enter into material settlements of claims.

Funding of Pension and OPEB Plans
The company’s funding policy for its pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that management may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the company, and other factors. Refer to Note 8 for further information, including a summary of the plans’ funded status. Currently, the company is not legally obligated to fund its principal plans in the United States and Puerto Rico in 2007. The company continually reassesses the amount and timing of any discretionary contributions. The company expects to have net cash outflows relating to its OPEB plan of approximately $25 million in 2007.

The Pension Protection Act of 2006 (PPA) was signed into law on August 17, 2006. The company is in the process of analyzing the legislation and the potential impact on the company’s future funding to the U.S. plan. The U.S. Treasury Department is in the process of developing implementation guidance for the PPA. It is likely that the PPA will accelerate minimum funding requirements in the future. However, the company does not expect that the legislation will have a significant impact on the company’s required cash contributions over the next few years because of the company’s recent contributions to its U.S. qualified plans.

Insurance Coverage
In view of business conditions in the insurance industry, the company’s liability insurance coverage, including product liability insurance, with respect to insured occurrences after April 30, 2003, is significantly less than the coverage available for insured occurrences prior to that date. These reductions in insurance coverage available to the company reflect current trends in the liability insurance area generally, and are not unique to the company. The company will continue to evaluate coverage levels and self-insured retentions in the future. It is likely that the company will discontinue its practice of purchasing product liability insurance. The company will reevaluate this decision annually, as market conditions may change. The company’s net income and cash flows may be adversely affected in the future as a result of losses sustained.

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

The company uses forward and option contracts to hedge the foreign exchange risk to earnings relating to firm commitments and forecasted transactions denominated in foreign currencies. The company enters into derivative instruments to hedge certain intercompany and third party receivables, payables and debt denominated in foreign currencies. The company has also historically hedged certain of its net investments in international affiliates, using a combination of debt denominated in foreign currencies and cross-currency swap agreements.

As part of its risk management program, the company performs sensitivity analyses to assess potential changes in the fair value of its foreign exchange instruments relating to hypothetical and reasonably possible near-term movements in foreign exchange rates.

MANAGEMENT’S DISCUSSION and ANALYSIS

Foreign exchange forward and option contracts  A sensitivity analysis of changes in the fair value of foreign exchange forward and option contracts outstanding at December 31, 2006, while not predictive in nature, indicated that if the U.S. Dollar uniformly fluctuated unfavorably by 10% against all currencies, on a net-of-tax basis, the net liability balance of $22 million with respect to those contracts would increase by $61 million. A similar analysis performed with respect to forward and option contracts outstanding at December 31, 2005 indicated that, on a net-of-tax basis, the net liability balance of $19 million would increase by $63 million.

Cross-currency swap agreements  With respect to the company’s cross-currency swap agreements (including the outstanding mirror swaps), if the U.S. Dollar uniformly weakened by 10%, on a net-of-tax basis, the net liability balance of $466 million with respect to those contracts outstanding at December 31, 2006 would increase by $92 million. A similar analysis performed with respect to the cross-currency swap agreements outstanding at December 31, 2005 indicated that, on a net-of-tax basis, the net liability balance of $407 million would increase by $85 million. Any increase or decrease in the fair value of cross-currency swap agreements designated as hedges of the net assets of foreign operations relating to changes in spot currency exchange rates is offset by the change in the value of the hedged net assets relating to changes in spot currency exchange rates. With respect to the portion of the cross-currency swap portfolio that is no longer designated as a net investment hedge, but is fixed via the mirror swaps, as discussed above, as the fair value of this fixed portion of the portfolio decreases, the fair value of the mirror swaps increases by an approximately offsetting amount, and vice versa.

The sensitivity analysis model recalculates the fair value of the foreign currency forward, option and cross-currency swap contracts outstanding at December 31 of each year by replacing the actual exchange rates at December 31, 2006 and 2005, respectively, with exchange rates that are 10% unfavorable to the actual exchange rates for each applicable currency. All other factors are held constant. These sensitivity analyses disregard the possibility that currency exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency. The analyses also disregard the offsetting change in value of the underlying hedged transactions and balances.

Interest Rate and Other Risks
The company is also exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in interest rates. The company’s policy is to manage interest costs using a mix of fixed- and floating-rate debt that management believes is appropriate. To manage this mix in a cost efficient manner, the company periodically enters into interest rate swaps, in which the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional amount. The company also uses forward-starting interest rate swaps and treasury rate locks to hedge the risk to earnings associated with fluctuations in interest rates relating to anticipated issuances of term debt.

As part of its risk management program, the company performs sensitivity analyses to assess potential gains and losses in earnings relating to hypothetical movements in interest rates. A 26 basis-point increase in interest rates (approximately 10% of the company’s weighted-average interest rate during 2006) affecting the company’s financial instruments, including debt obligations and related derivatives, would have an immaterial effect on the company’s 2006 and 2005 earnings and on the fair value of the company’s fixed-rate debt as of the end of each fiscal year.

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

COLLEAGUE MATTER

The company began to hold shipments of COLLEAGUE infusion pumps in July 2005, and continues to hold shipments of new pumps in the United States. On October 12, 2005 the United States filed a complaint in the U.S.D.C. for the Northern District of Illinois to effect the seizure of approximately 6,000 Baxter-owned COLLEAGUE pumps, as well as 850 SYNDEO PCA syringe pumps that were on hold in Northern Illinois. Customer-owned pumps were not affected. On June 29, 2006, Baxter Healthcare Corporation, a direct wholly-owned subsidiary of Baxter, entered into a Consent Decree for Condemnation and Permanent Injunction with the United States to resolve this seizure litigation. The Consent Decree outlines the steps the company must take to resume sales of new pumps in the United States. The steps include obtaining FDA approval of the company’s plan to resolve issues with the pumps currently in use in the United States, third-party expert reviews of COLLEAGUE and SYNDEO operations, and other measures to ensure compliance with the FDA’s Quality System Regulations. In December 2006, Baxter Healthcare Corporation received

MANAGEMENT’S DISCUSSION and ANALYSIS

conditional approval from the FDA for the company’s plan to resolve issues with the COLLEAGUE pumps currently in use in the United States. On February 27, 2007, Baxter Healthcare Corporation received clearance from the FDA on its COLLEAGUE infusion pump 510(k) pre-market notification. The company is preparing to modify pumps currently in the United States and will soon submit manufacturing and service documentation to the FDA in advance of deploying upgrades to these COLLEAGUE infusion pumps.

While the company is taking the steps necessary for compliance with the terms of the Consent Decree as the steps are required, there can be no assurance that additional costs or penalties will not be incurred or that sales of disposables used with COLLEAGUE pumps or any other products may not be adversely affected. Please refer to “Item 1A. Risk Factors” in the company’s Form 10-K for the year ended December 31, 2006 for additional discussion of COLLEAGUE matters.

NEW ACCOUNTING STANDARDS

SFAS Nos. 155 and 156
During the first quarter of 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (SFAS No. 155) and SFAS No. 156, “Accounting for Servicing of Financial Instruments — an amendment of FASB Statement No. 140” (SFAS No. 156). SFAS No. 155 requires that interests in securitized financial assets be evaluated to determine whether they contain embedded derivatives, and permits the accounting for any such hybrid financial instruments as single financial instruments at fair value with changes in fair value recognized directly in earnings. SFAS No. 156 specifies that servicing assets or liabilities recognized upon the sale of financial assets must be initially measured at fair value, and subsequently either measured at fair value or amortized in proportion to and over the period of estimated net servicing income or loss. The new standards, which become effective on January 1, 2007, are not expected to have a material impact on the company’s consolidated financial statements.

FIN No. 48
In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109” (FIN No. 48), which will be effective for the company on January 1, 2007. FIN No. 48 prescribes a two-step process for the financial statement measurement and recognition of a tax position taken or expected to be taken in a tax return. The first step involves the determination of whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more-likely-than-not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on the accounting for related interest and penalties, financial statement classification and disclosure. The company has substantially completed its review of its tax positions and does not expect that there will be a material impact on the company’s opening balance of retained earnings or its statement of financial position.

SFAS No. 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), which clarifies the definition of fair value whenever another standard requires or permits assets or liabilities to be measured at fair value. Specifically, the standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability, and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 does not expand the use of fair value to any new circumstances. The standard also requires expanded financial statement disclosures about fair value measurements, including disclosure of the methods used and the effect on earnings. The company is in the process of analyzing this new standard, which will be effective for the company on January 1, 2008.

FORWARD-LOOKING INFORMATION

This annual report includes forward-looking statements, including accounting estimates and assumptions, litigation outcomes, statements with respect to infusion pumps and other regulatory matters, expectations with respect to restructuring activities, sales and pricing forecasts, future costs relating to the discontinuation of the manufacturing of HD instruments, developments with respect to credit and credit ratings, including the adequacy of credit facilities, estimates of liabilities, statements regarding tax provisions, deferred tax assets and future pension plan costs, future capital and R&D expenditures, the sufficiency of the company’s financial flexibility and the adequacy of reserves, expectations with respect to the closing of the sale of the Transfusion Therapies business, the effective income tax rate in 2007, and the adoption of FIN No. 48 and SFAS Nos. 155 and 156, and all other statements that do not relate to historical facts. The statements are based on assumptions about many important factors, including assumptions concerning:

MANAGEMENT’S DISCUSSION and ANALYSIS

•	demand for and market acceptance risks for new and existing products, such as ADVATE and IVIG, and other therapies;

•	the company’s ability to identify growth opportunities for existing products and to exit low margin businesses or products;

•	the balance between supply and demand with respect to the market for plasma protein products;

•	reimbursement policies of government agencies and private payers;

•	product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, litigation, or declining sales;

•	future actions of regulatory bodies and other government authorities, including any sanctions available under the Consent Decree entered with the FDA concerning the COLLEAGUE and SYNDEO pumps;

•	product development risks, including satisfactory clinical performance, the ability to manufacture at appropriate scale, and the general unpredictability associated with the product development cycle;

•	the ability to enforce the company’s patent rights;

•	patents of third parties preventing or restricting the company’s manufacture, sale or use of affected products or technology;

•	the impact of geographic and product mix on the company’s sales;

•	the impact of competitive products and pricing, including generic competition, drug reimportation and disruptive technologies;

•	inventory reductions or fluctuations in buying patterns by wholesalers or distributors;

•	the availability of acceptable raw materials and component supply;

•	global regulatory, trade and tax policies;

•	foreign currency fluctuations;

•	change in credit agency ratings;

•	failure to satisfy closing conditions related to the sale of the Transfusion Therapies business; and

•	other factors identified elsewhere in this report and other filings with the Securities and Exchange Commission, including those factors described under the caption “Item 1A. Risk Factors” in the company’s Form 10-K for the year ended December 31, 2006, all of which are available on the company’s website.

Actual results may differ materially from those projected in the forward-looking statements. The company does not undertake to update its forward-looking statements.

MANAGEMENT’S RESPONSIBILITY for CONSOLIDATED
FINANCIAL STATEMENTS

Management is responsible for the preparation of the company’s consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the company’s financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. Management has also included in the company’s consolidated financial statements amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

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

MANAGEMENT’S REPORT on INTERNAL CONTROL
OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The company’s internal control over financial reporting is a process designed under the supervision of the principal executive and financial officers, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

We performed an assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment under the framework in Internal Control-Integrated Framework, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2006. Our management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Robert L. Parkinson, Jr. Chairman of the Board and Chief Executive Officer	Robert M. Davis Corporate Vice President and Chief Financial Officer

REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Baxter International Inc.:

We have completed integrated audits of Baxter International Inc.’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and shareholders’ equity and comprehensive income present fairly, in all material respects, the financial position of Baxter International Inc. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the company changed the manner in which it accounts for share-based compensation and defined benefit postretirement plans in 2006.

Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
Chicago, Illinois
February 27, 2007

CONSOLIDATED BALANCE SHEETS

as of December 31 (in millions, except share information)		2006	2005

Current Assets	Cash and equivalents	$2,485	$841
	Accounts and other current receivables	1,838	1,766
	Inventories	2,066	1,925
	Short-term deferred income taxes	231	260
	Prepaid expenses and other	350	324

	Total current assets	6,970	5,116

Property, Plant and Equipment, Net		4,229	4,144

Other Assets	Goodwill	1,618	1,552
	Other intangible assets	480	494
	Other	1,389	1,421

	Total other assets	3,487	3,467

	Total assets	$14,686	$12,727

Current Liabilities	Short-term debt	$57	$141
	Current maturities of long-term debt and lease obligations	177	783
	Accounts payable and accrued liabilities	3,376	3,241

	Total current liabilities	3,610	4,165

Long-Term Debt and Lease Obligations		2,567	2,414

Other Long-Term Liabilities		2,237	1,849

Commitments and Contingencies

Shareholders’ Equity	Common stock, $1 par value, authorized 2,000,000,000 shares, issued 683,494,944 shares in 2006 and 648,483,996 shares in 2005	683	648
	Common stock in treasury, at cost, 33,016,340 shares in 2006 and 23,586,172 shares in 2005	(1,433)	(1,150)
	Additional contributed capital (revised)	5,177	3,867
	Retained earnings (revised)	3,271	2,430
	Accumulated other comprehensive loss	(1,426)	(1,496)

	Total shareholders’ equity	6,272	4,299

	Total liabilities and shareholders’ equity	$14,686	$12,727

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS of INCOME

years ended December 31 (in millions, except per share data)		2006	2005	2004

Operations	Net sales	$10,378	$9,849	$9,509
	Costs and expenses
	Cost of goods sold	5,641	5,756	5,594
	Marketing and administrative expenses	2,282	2,030	1,960
	Research and development expenses	614	533	517
	Restructuring charges, net	—	(109)	543
	Other special charges	—	—	289
	Net interest expense	34	118	99
	Other expense, net	61	77	77

	Total costs and expenses	8,632	8,405	9,079

	Income from continuing operations before income taxes	1,746	1,444	430
	Income tax expense	348	486	47

	Income from continuing operations	1,398	958	383
	(Loss) income from discontinued operations	(1)	(2)	5

	Net income	$1,397	$956	$388

Per Share Data	Earnings per basic common share
	Continuing operations	$2.15	$1.54	$0.62
	Discontinued operations	—	—	0.01

	Net income	$2.15	$1.54	$0.63

	Earnings per diluted common share
	Continuing operations	$2.13	$1.52	$0.62
	Discontinued operations	—	—	0.01

	Net income	$2.13	$1.52	$0.63

	Weighted average number of common shares outstanding
	Basic	651	622	614
	Diluted	656	629	618

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS of CASH FLOWS

years ended December 31 (in millions) (brackets denote cash outflows)		2006	2005	2004

Cash Flows from Operations	Net income	$1,397	$956	$388
	Adjustments
	Depreciation and amortization	575	580	601
	Deferred income taxes	8	201	(141)
	Stock compensation	94	9	15
	Restructuring charges, net	—	(109)	543
	Infusion pump charges	76	126	—
	Hemodialysis instrument charges	—	50	—
	Other special charges	—	—	289
	Other	34	48	134
	Changes in balance sheet items
	Accounts and other current receivables	(16)	178	(189)
	Inventories	(35)	88	33
	Accounts payable and accrued liabilities	1	(325)	(246)
	Restructuring payments	(42)	(117)	(195)
	Other	91	(135)	148

	Cash flows from operations	2,183	1,550	1,380

Cash Flows from Investing Activities	Capital expenditures (including additions to the pool of equipment placed with or leased to customers of $124 in 2006, $82 in 2005, and $77 in 2004)	(526)	(444)	(558)
	Acquisitions (net of cash received) and investments in and advances to affiliates	(5)	(47)	(20)
	Divestitures and other	189	124	26

	Cash flows from investing activities	(342)	(367)	(552)

Cash Flows from Financing Activities	Issuances of debt	751	1,072	600
	Payments of obligations	(1,294)	(2,336)	(627)
	Decrease in debt with maturities of three months or less, net	—	—	(351)
	Cash dividends on common stock	(364)	(359)	(361)
	Proceeds and realized excess tax benefits from stock issued under employee benefit plans	272	176	181
	Other issuances of stock	1,249	—	—
	Purchases of treasury stock	(737)	—	(18)

	Cash flows from financing activities	(123)	(1,447)	(576)

Effect of Foreign Exchange Rate Changes on Cash and Equivalents		(74)	(4)	(68)

Increase (Decrease) in Cash and Equivalents		1,644	(268)	184

Cash and Equivalents at Beginning of Year		841	1,109	925

Cash and Equivalents at End of Year		$2,485	$841	$1,109

Other supplemental information
Interest paid, net of portion capitalized		$108	$159	$114
Income taxes paid		$296	$176	$173

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS of SHAREHOLDERS’ EQUITY and
COMPREHENSIVE INCOME

	2006		2005		2004
as of and for the years ended December 31 (in millions)	Shares	Amount	Shares	Amount	Shares	Amount

Common Stock
Beginning of year	648	$648	648	$648	649	$649
Common stock issued	35	35	—	—	—	—
Other	—	—	—	—	(1)	(1)

End of year	683	683	648	648	648	648

Common Stock in Treasury
Beginning of year	24	(1,150)	30	(1,511)	37	(1,863)
Purchases of common stock	18	(737)	—	—	1	(18)
Common stock issued under employee benefit plans and other	(9)	454	(6)	361	(8)	370

End of year	33	(1,433)	24	(1,150)	30	(1,511)

Additional Contributed Capital (revised)
Beginning of year		3,867		3,856		3,871
Common stock issued		1,214		—		—
Common stock issued under employee benefit plans and other		96		11		(15)

End of year		5,177		3,867		3,856

Retained Earnings (revised)
Beginning of year		2,430		2,000		2,145
Net income		1,397		956		388
Cash dividends on common stock		(380)		(364)		(359)
Net losses on reissuance of treasury shares		(176)		(162)		(174)

End of year		3,271		2,430		2,000

Accumulated Other Comprehensive Loss
Beginning of year		(1,496)		(1,288)		(1,420)
Other comprehensive income (loss)		305		(208)		132
Adjustment to initially apply SFAS No. 158, net of tax benefit of $117		(235)		—		—

End of year		(1,426)		(1,496)		(1,288)

Total shareholders’ equity		$6,272		$4,299		$3,705

Comprehensive Income
Net income		$1,397		$956		$388
Currency translation adjustments, net of tax benefit of $14 in 2006		227		(370)		303
Hedges of net investments in foreign operations, net of tax (benefit) expense of ($33) in 2006, $106 in 2005, and ($134) in 2004		(93)		101		(171)
Other hedging activities, net of tax expense of $8 in 2006, $38 in 2005, and $21 in 2004		19		63		47
Marketable equity securities, net of tax (benefit) expense of ($1) in 2006, $1 in 2005, and $1 in 2004		—		1		1
Additional minimum pension liability, net of tax expense (benefit) of $87 in 2006, $12 in 2005 and ($30) in 2004		152		(3)		(48)

Other comprehensive income (loss)		305		(208)		132

Total comprehensive income		$1,702		$748		$520

The accompanying notes are an integral part of these consolidated financial statements.

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Baxter International Inc. (Baxter or the company) is a global diversified medical products and services company with expertise in medical devices, pharmaceuticals and biotechnology that assists healthcare professionals and their patients with the treatment of complex medical conditions, including hemophilia, immune disorders, cancer, infectious diseases, kidney disease, trauma and other conditions. The company’s products and services are described in Note 11.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Basis of Consolidation
The consolidated financial statements include the accounts of Baxter and its majority-owned subsidiaries, any minority-owned subsidiaries that Baxter controls, and variable interest entities in which Baxter is the primary beneficiary, after elimination of intercompany transactions.

Discontinued Operations
Discontinued operations are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In 2002, management decided to divest certain businesses, principally the majority of the services businesses included in the Renal segment. The results of operations of these businesses are reported as discontinued operations. Net revenues relating to the discontinued businesses were insignificant in 2006 and 2005 and totaled $24 million in 2004. Most of the divestitures were completed in 2003 and 2004, and at December 31, 2006, the divestiture plan was complete.

Changes in Accounting Principles
SFAS No. 123-R
The company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123-R) on January 1, 2006. This new standard requires companies to expense the fair value of employee stock options and similar awards. The company adopted SFAS No. 123-R using the modified prospective transition method.

In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards” (FSP No. 123(R)-3). The company elected to adopt the alternative transition method provided in FSP 123(R)-3 for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123-R. The alternative transition method provides a different method to establish the beginning balance of the additional contributed capital pool related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the additional contributed capital pool and the consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that were outstanding upon adoption of SFAS No. 123-R.

Refer to Note 7 for further information about the company’s stock-based compensation plans and related accounting treatment in the current and prior periods.

SFAS No. 151
On January 1, 2006, the company adopted SFAS No. 151, “Inventory Costs” (SFAS No. 151), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. SFAS No. 151 requires that those items be recognized as current period charges. In addition, the new standard requires that the allocation of fixed production overhead costs be based on the normal capacity of the production facilities. The standard did not have a material impact on the company’s consolidated financial statements.

SFAS No. 158
On December 31, 2006, the company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS No. 158). Refer to Note 8 for further information regarding the impact on the company’s consolidated financial statements.

SAB No. 108
On December 31, 2006, the company adopted Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB No. 108). SAB No. 108 eliminates the diversity in practice surrounding how public companies quantify financial statement misstatements and establishes an approach that requires quantification and assessment of misstatements based on the effects of the misstatements on each of the company’s financial statements and the related footnote disclosures. Adoption of this new standard did not impact the company’s financial statements.

Revenue Recognition
The company recognizes revenues from product sales and services when earned. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

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

Foreign Currency Translation
For foreign operations in highly inflationary economies, translation gains and losses are included in other income or expense. For all other foreign operations, currency translation adjustments are included in accumulated other comprehensive income (AOCI), which is a component of shareholders’ equity.

Allowance for Doubtful Accounts
In the normal course of business, the company provides credit to customers in the healthcare industry, performs credit evaluations of these customers and maintains reserves for potential credit losses. In determining the amount of the allowance for doubtful accounts, management considers, among other things, historical credit losses, the past due status of receivables, payment histories and other customer-specific information. Receivables are written off when management determines they are uncollectible. Credit losses, when realized, have been within the range of management’s allowance for doubtful accounts. The allowance for doubtful accounts was $127 million at December 31, 2006 and $120 million at December 31, 2005.

In 2004, the company recorded a $55 million increase to the allowance for doubtful accounts. The adjustment primarily related to the uncertain collectibility of the company’s loan to Cerus Corporation (Cerus) based on Cerus’ current financial position at the time of the charge. Baxter owns approximately 1% of the common stock of Cerus. In February 2005, Cerus and the company settled the loan in an amount approximating the company’s reserved receivable. The adjustment also related to certain Shared Investment Plan participant loan defaults and certain other receivables. Refer to Note 5 for further information regarding the Shared Investment Plan.

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

Inventories

as of December 31 (in millions)	2006	2005

Raw materials	$526	$435
Work in process	676	614
Finished products	864	876

Inventories	$2,066	$1,925

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs, and market value for work in process and finished goods is based on net realizable value. The inventory amounts above are stated net of reserves for excess and obsolete inventory, which totaled $180 million at December 31, 2006 and $146 million at December 31, 2005.

In 2004, the company recorded a $28 million increase to the BioScience segment’s inventory reserves. The adjustment was based upon restructuring decisions, to focus on more profitable sales in the plasma market.

Property, Plant and Equipment, Net

as of December 31 (in millions)	2006	2005

Land	$143	$169
Buildings and leasehold improvements	1,632	1,594
Machinery and equipment	5,003	4,710
Equipment with customers	860	723
Construction in progress	673	682

Total property, plant and equipment, at cost	8,311	7,878
Accumulated depreciation and amortization	(4,082)	(3,734)

Property, plant and equipment, net (PP&E)	$4,229	$4,144

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets, which

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

range from 20 to 50 years for buildings and improvements and from three to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease (including any renewal periods, if appropriate) or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes. Depreciation expense was $488 million in 2006, $482 million in 2005 and $481 million in 2004. Repairs and maintenance expense was $215 million in 2006, $190 million in 2005 and $193 million in 2004.

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

Impairment Reviews
Goodwill
Goodwill is not amortized, but is subject to at least annual impairment reviews, or whenever indicators of impairment exist. An impairment would occur if the carrying amount of a reporting unit exceeds the fair value of that reporting unit. The company measures goodwill for impairment based on its reportable segments, which are BioScience, Medication Delivery and Renal. An impairment charge would be recorded for the difference between the carrying value and the present value of estimated future cash flows, which represents the estimated fair value of the reporting unit.

Other Long-Lived Assets
The company reviews the carrying amounts of long-lived assets other than goodwill for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Examples of such a change in circumstances include a significant decrease in market price, a significant adverse change in the extent or manner in which an asset is being used, or a significant adverse change in the legal or business climate. In evaluating recoverability, the company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the group are largely independent of the cash flows of other assets and liabilities. The company then compares the carrying amounts of the assets or asset groups with the related estimated undiscounted future cash flows. In the event impairment exists, an impairment charge would be recorded as the amount by which the carrying amount of the asset or asset group exceeds the fair value. Depending on the asset and the availability of information, fair value may be determined by reference to estimated selling values of assets in similar condition, or by using a discounted cash flow model. In addition, the remaining amortization period for the impaired asset would be reassessed and revised if necessary.

Earnings Per Share
The numerator of both basic and diluted earnings per share (EPS) is net income. The denominator for basic EPS is the weighted-average number of common shares outstanding during the period. The dilutive effect of outstanding employee stock options, employee stock purchase subscriptions, the purchase contracts in the company’s equity units (which were settled in February 2006), restricted stock and restricted stock units is reflected in the denominator for diluted EPS principally using the treasury stock method.

The equity unit purchase contracts obligated the holders to purchase between 35.0 and 43.4 million shares (based upon a specified exchange ratio) of Baxter common stock in February 2006 for $1.25 billion. Using the treasury stock method, prior to the February 2006 purchase date, the purchase contracts had a dilutive effect when the average market price of Baxter stock exceeded $35.69. As discussed further in Note 5, in November 2005, the company successfully remarketed the senior notes (and paid down approximately $1 billion of the $1.25 billion outstanding), and in February 2006, the purchase contracts matured and the company issued approximately 35 million shares of common stock in exchange for $1.25 billion.

Employee stock options to purchase 36 million, 29 million and 37 million shares in 2006, 2005 and 2004, respectively, were not included in the computation of diluted EPS because the assumed proceeds were greater than the average market price of the company’s common stock, resulting in an anti-dilutive effect on diluted earnings per share.

The following is a reconciliation of basic shares to diluted shares.

years ended December 31 (in millions)	2006	2005	2004

Basic shares	651	622	614
Effect of dilutive securities
Employee stock options	4	5	3
Equity unit purchase contracts and other	1	2	1

Diluted shares	656	629	618

Accumulated Other Comprehensive Income
Comprehensive income includes all changes in shareholders’ equity that do not arise from transactions with shareholders, and consists of net income, currency translation adjustments (CTA), unrealized gains and losses on certain hedging activities, pension and other employee benefits and unrealized gains and losses on unrestricted available-for-sale marketable equity securities. The net-of-tax components of AOCI, a component of shareholders’ equity, were as follows.

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

as of December 31 (in millions)	2006	2005	2004

CTA	$79	$(148)	$222
Hedges of net investments in foreign operations	(676)	(583)	(684)
Pension and other employee benefits	(821)	(738)	(735)
Other hedging activities	(9)	(28)	(91)
Marketable equity securities	1	1	—

Accumulated other comprehensive loss	$(1,426)	$(1,496)	$(1,288)

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

Derivatives, including those that are not designated as a hedge under SFAS No. 133, are principally classified in the operating section of the consolidated statement of cash flows, in the same category as the related consolidated balance sheet account. Cross-currency swap agreements that include a financing element at inception are classified in the financing section of the consolidated statement of cash flows when settled. Cross-currency swap agreements that did not include a financing element at inception are classified in the operating section.

Cash and Equivalents
Cash and equivalents include cash, certificates of deposit and marketable securities with an original maturity of three months or less.

Shipping and Handling Costs
Shipping costs, which are costs incurred to physically move product from Baxter’s premises to the customer’s premises, are classified as marketing and administrative expenses. Handling costs, which are costs incurred to store, move and prepare products for shipment, are classified as cost of goods sold. Approximately $224 million in 2006, $211 million in 2005 and $214 million in 2004 of costs were classified in marketing and administrative expenses.

Research and Development Costs
Research and development (R&D) costs are expensed as incurred, including the value of any in-process R&D acquired in an asset acquisition or business combination.

Income Taxes
Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based upon enacted tax laws and rates. The company maintains valuation allowances unless it is more likely than not that all or a portion of the deferred tax asset will be realized. The company records reserves for uncertain tax positions, based upon the technical support for the positions the company’s past audit experience with similar situations, and potential interest and penalties related to the matters.

Reclassifications and Revisions
Certain reclassifications have been made to conform prior period consolidated financial statements and notes to the current period

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

presentation. In addition, certain prior year amounts have been revised to classify losses in excess of previously recorded gains associated with the reissuance of treasury stock in retained earnings. Previously, gains and losses on the reissuance of treasury stock were recorded in additional contributed capital. The impact of this revision on the retained earnings balance at January 1, 2004 was $85 million. These revisions had no impact on previously reported total shareholders’ equity, net income or cash flows.

New Accounting Standards
SFAS Nos. 155 and 156
During the first quarter of 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140” (SFAS No. 155) and SFAS No. 156, “Accounting for Servicing of Financial Instruments — an amendment of FASB Statement No. 140” (SFAS No. 156). SFAS No. 155 requires that interests in securitized financial assets be evaluated to determine whether they contain embedded derivatives, and permits the accounting for any such hybrid financial instruments as single financial instruments at fair value with changes in fair value recognized directly in earnings. SFAS No. 156 specifies that servicing assets or liabilities recognized upon the sale of financial assets must be initially measured at fair value, and subsequently either measured at fair value or amortized in proportion to and over the period of estimated net servicing income or loss. The new standards, which become effective on January 1, 2007, are not expected to have a material impact on the company’s consolidated financial statements.

FIN No. 48
In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109” (FIN No. 48), which will be effective for the company on January 1, 2007. FIN No. 48 prescribes a two-step process for the financial statement measurement and recognition of a tax position taken or expected to be taken in a tax return. The first step involves the determination of whether it is more likely than not that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more-likely-than-not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on the accounting for related interest and penalties, financial statement classification and disclosure. The company has substantially completed its review of its tax positions and does not expect that there will be a material impact on the company’s opening balance of retained earnings or its statement of financial position.

SFAS No. 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), which clarifies the definition of fair value whenever another standard requires or permits assets or liabilities to be measured at fair value. Specifically, the standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability, and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 does not expand the use of fair value to any new circumstances. The standard also requires expanded financial statement disclosures about fair value measurements, including disclosure of the methods used and the effect on earnings. The company is in the process of analyzing this new standard, which will be effective for the company on January 1, 2008.

NOTE 2
SUPPLEMENTAL FINANCIAL INFORMATION

Goodwill and Other Intangible Assets
Goodwill
The following is a summary of the activity in goodwill by business segment.

		Medication
(in millions)	BioScience	Delivery	Renal	Total

December 31, 2004	$583	$895	$170	$1,648
Divestiture of Taiwanese services business	—	—	(28)	(28)
Other	(19)	(40)	(9)	(68)

December 31, 2005	564	855	133	1,552
Other	15	43	8	66

December 31, 2006	$579	$898	$141	$1,618

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

	Developed	Manufacturing,
	technology,	distribution
	including	and other
(in millions, except amortization period data)	patents	contracts	Other	Total

December 31, 2006
Gross other intangible assets	$827	$34	$88	$949
Accumulated amortization	418	19	39	476

Other intangible assets	$409	$15	$49	$473

Weighted-average amortization period (in years)	15	8	19	15

December 31, 2005
Gross other intangible assets	$784	$34	$82	$900
Accumulated amortization	368	15	30	413

Other intangible assets	$416	$19	$52	$487

Weighted-average amortization period (in years)	15	8	18	15

The amortization expense for these intangible assets was $56 million in 2006, $58 million in 2005 and $63 million in 2004. At December 31, 2006, the anticipated annual amortization expense for these intangible assets is $54 million in 2007, $49 million in 2008, $48 million in 2009, $45 million in 2010 and $41 million in 2011.

Other Long-Term Assets

as of December 31 (in millions)	2006	2005

Deferred income taxes	$936	$779
Insurance receivables	53	69
Other long-term receivables	246	335
Other	154	238

Other long-term assets	$1,389	$1,421

Accounts Payable and Accrued Liabilities

as of December 31 (in millions)	2006	2005

Accounts payable, principally trade	$878	$732
Income taxes payable	515	504
Common stock dividends payable	380	364
Employee compensation and withholdings	365	308
Property, payroll and certain other taxes	177	151
Infusion pumps and hemodialysis instruments reserves	132	137
Pension and other employee benefits	67	83
Derivative instruments	59	63
Restructuring reserves	55	98
Litigation reserves	25	44
Other	723	757

Accounts payable and accrued liabilities	$3,376	$3,241

Other Long-Term Liabilities

as of December 31 (in millions)	2006	2005

Pension and other employee benefits	$1,060	$853
Cross-currency swaps	699	645
Litigation reserves	83	93
Other	395	258

Other long-term liabilities	$2,237	$1,849

Net Interest Expense

years ended December 31 (in millions)	2006	2005	2004

Interest costs	$116	$184	$144
Interest costs capitalized	(15)	(18)	(18)

Interest expense	101	166	126
Interest income	(67)	(48)	(27)

Net interest expense	$34	$118	$ 99

Other Expense, Net

years ended December 31 (in millions)	2006	2005	2004

Equity method loss and minority interests	$23	$ 15	$ 7
Asset dispositions and impairments, net	(6)	2	17
Foreign exchange	15	19	36
Costs relating to early extinguishment and repurchase of debt	—	17	—
Legal settlements, net	8	(11)	—
Securitization and factoring arrangements	18	13	4
Other	3	22	13

Other expense, net	$61	$ 77	$77

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3
SALE OF TRANSFUSION THERAPIES BUSINESS

On October 2, 2006, the company entered into a definitive agreement to sell substantially all of the assets and liabilities of its Transfusion Therapies (TT) business to an affiliate of Texas Pacific Group (TPG) for $540 million. Subject to customary closing conditions, including, among other things, the receipt of necessary government approvals, the sale is expected to close in the first quarter of 2007. As discussed below, the agreements with the buyer provide that Baxter will deliver certain manufacturing and other services for a period of time post-divestiture. Under the terms of the sale agreement, TPG will acquire the net assets of the TT business, including its product portfolio of manual and automated blood-collection products and storage equipment, as well as five manufacturing facilities located in Haina, Dominican Republic; La Chatre, France; Maricao and San German, Puerto Rico; and Nabeul, Tunisia. The decision to sell the TT net assets was based on the results of strategic and financial reviews of the company’s business portfolio, and will allow the company to increase its focus and investment on businesses with more long-term strategic value to the company.

Under transition agreements, the company will provide manufacturing and a variety of support services to the business for a period of time after the divestiture, which varies based on the product or service provided and other factors. Due to the company’s expected significant continuing cash flows associated with this business, the company has not presented the results of operations of TT as a discontinued operation in the company’s results of operations. TT is part of the BioScience segment and its sales were $516 million, $547 million and $550 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The major classes of the assets and liabilities classified as held for sale were included in the consolidated balance sheets as of December 31, 2006 and 2005 as follows.

as of December 31 (in millions)	2006	2005

Current assets	$208	$209
Noncurrent assets	$206	$226

Total assets	$414	$435
Total liabilities	$64	$76

The company currently projects that a modest gain will be recognized on the divestiture closing date. The income statement effect of the sale will depend on the book values of the net assets to be sold on the closing date, and will be recorded net of transaction costs, a required allocation of a portion of BioScience segment goodwill (not included in the table above), and other items. Also, a portion of the $540 million cash proceeds will be allocated to the manufacturing and other transition agreements as partial consideration for those services.

NOTE 4
RESTRUCTURING AND OTHER SPECIAL CHARGES

Restructuring Charges
The following is a summary of restructuring charges recorded by the company in 2004, and income adjustments recorded in 2005 related to restructuring charges.

2005 Adjustments to Restructuring Charges
During 2005, the company recorded a $109 million benefit ($83 million, or $0.13 per diluted share, on an after-tax basis) relating to the adjustment of restructuring charges recorded in 2004 (as discussed below) and a prior restructuring program ($61 million of which related to the reserve for cash costs for the 2004 program, as detailed in the table below), as the implementation of the programs progressed, actions were completed, and the company refined its estimates of remaining spending. The restructuring reserve adjustments principally related to severance and other employee-related costs. The company’s targeted headcount reductions were achieved with a higher level of attrition than originally anticipated. Accordingly, the company’s severance payments were projected to be lower than originally estimated. The remaining reserve adjustments principally related to changes in estimates regarding certain contract termination costs, certain adjustments related to asset disposal proceeds that were in excess of original estimates, and the finalization of certain employment termination arrangements. Additional adjustments may be recorded in the future as the restructuring programs are completed.

2004 Restructuring Charge
In 2004, the company recorded a $543 million restructuring charge ($394 million, or $0.64 per diluted share, on an after-tax basis), principally associated with the company’s decision to implement actions to reduce the company’s overall cost structure and to drive sustainable improvements in financial performance. The charge was primarily for severance and costs associated with the closing of facilities and the exiting of contracts.

These actions included the elimination of over 4,000 positions, or 8% of the global workforce, as the company was reorganized and streamlined. Approximately 50% of the eliminated positions were in the United States. Approximately three-quarters of the estimated savings impacted general and administrative expenses, with the remainder primarily impacting cost of goods sold. The eliminations impacted all three of the company’s segments, along with the corporate headquarters and administrative functions.

Included in the charge was $196 million relating to asset impairments, almost all of which was to write down PP&E. A portion of the impairment charge related to assets being offered for sale, and the fair value of the assets was estimated based on the sales prices being negotiated at the time of the charge. The remainder of the impairment

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

charge principally related to assets that were under construction and other assets that were abandoned by the company. Generally, there was no market for these assets and, accordingly, the company’s determination of fair value assumed no residual value for these assets. Also included in the charge was $347 million for cash costs, principally pertaining to severance and other employee-related costs.

Restructuring Reserves
The following summarizes cash activity in the reserve related to the 2004 restructuring charge.

	Employee-	Contractual
	related	and other
(in millions)	costs	costs	Total

Charge	$212	$135	$347
Utilization	(60)	(32)	(92)

December 31, 2004	152	103	255
Utilization	(67)	(34)	(101)
Adjustments	(40)	(21)	(61)

December 31, 2005	45	48	93
Utilization	(31)	(7)	(38)

December 31, 2006	$14	$41	$55

Restructuring reserve utilization in 2006 totaled $42 million, with $38 million relating to the 2004 program (as detailed above), and $4 million relating to a program initiated in 2003, which is now complete. Substantially all of the remaining reserve is expected to be utilized in 2007, with the rest of the cash outflows principally relating to certain long-term leases and remaining employee severance payments. The company believes that the restructuring programs are substantially complete and that the remaining reserves are adequate. However, remaining cash payments are subject to change.

Other Charges
The company recorded other special charges of $76 million, $176 million and $289 million in 2006, 2005 and 2004, respectively. The net-of-tax impact of the charges was $64 million ($0.10 per diluted share) in 2006, $132 million ($0.21 per diluted share) in 2005 and $245 million ($0.40 per diluted share) in 2004. The 2006 and 2005 charges were classified in cost of goods sold in the accompanying consolidated statements of income, and related to actions the company took to address issues related to infusion pumps, and costs associated with the exit of hemodialysis instruments manufacturing. The 2004 charges are classified in the other special charges line in the consolidated statements of income, and related to asset impairments.

The actual costs relating to certain of these matters may differ from the company’s estimates. It is possible that additional charges may be required in future periods, based on new information or changes in estimates.

Infusion Pump Charges
COLLEAGUE and SYNDEO Pumps  The company recorded charges of $76 million in 2006 and $77 million in 2005 related to issues associated with its COLLEAGUE and SYNDEO infusion pumps.

On July 21, 2005, the company announced that the U.S. Food and Drug Administration (FDA) had classified a March 15, 2005 company notice to customers regarding certain user interface and failure code issues relating to the company’s COLLEAGUE pump as a Class I recall, the FDA’s highest priority. Also, in a field corrective action letter sent to customers on July 20, 2005 (which the FDA separately designated a Class I recall), the company announced that it was in the process of developing an action plan to address design issues relating to COLLEAGUE pump failure codes. On September 21, 2005, the company announced that the FDA had classified a February 25, 2005 company notice to customers regarding certain issues with the batteries of the COLLEAGUE  volumetric infusion pump as a Class I recall. On October 13, 2005, the company further announced that the FDA had seized approximately 6,000 Baxter-owned COLLEAGUE pumps, as well as 850 SYNDEO PCA syringe pumps, which were on hold at two facilities in Northern Illinois (the company having placed a hold on shipment of new COLLEAGUE and SYNDEO pumps earlier in the year). These actions did not affect customer-owned pumps. On February 2, 2006, the company announced that the FDA had classified a December 13, 2005 notice to customers regarding COLLEAGUE pump battery undercharge, air-detected alarms, gearbox wear, underinfusion, and undetected upstream occlusions as a Class I recall. As previously announced, there have been reports of eight deaths and a number of serious injuries that may be associated with design issues with the COLLEAGUE infusion pump. The company’s sales of COLLEAGUE pumps totaled approximately $170 million in 2004 and $85 million in the first half of 2005. There were no sales of COLLEAGUE pumps during the last six months of 2005 or the first six months of 2006. By the end of 2006, the remediation plan outside of the United States was substantially complete, and sales of COLLEAGUE pumps had resumed in all key markets outside of the United States.

In December 2006, the company received conditional approval from the FDA for the company’s plan to resolve issues with the pumps currently in use in the United States. On February 27, 2007, the company received clearance from the FDA on its COLLEAGUE infusion pump 510(k) pre-market notification. The company is preparing to modify pumps currently in the United States and will soon submit manufacturing and service documentation to the FDA in advance of deploying upgrades to these COLLEAGUE infusion pumps.

Included in the $77 million charge in 2005 was $73 million for cash costs and $4 million relating to asset impairments. The $73 million reserve represents an estimate of the cash expenditures for the materials, labor and freight costs expected to be incurred to remediate the design issues. In 2006, the company recorded an additional $76 million pre-tax charge, of which $73 million related to

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

COLLEAGUE infusion pumps and $3 million related to SYNDEO PCA syringe pumps. Included in the $76 million charge in 2006 was $73 million for cash costs and $3 million relating to asset impairments. The $73 million reserve for cash costs recorded in 2006 related to additional customer accommodations and adjustments to the previously established reserves for remediation costs based on further definition of the potential remediation requirements and the company’s experience remediating pumps outside of the United States. Also in 2006, the company recorded an additional $18 million pre-tax expense, of which $7 million related to asset impairments and $11 million related to additional warranty and other commitments made to customers.

In 2006, the company utilized $42 million of the reserve for cash costs related to the COLLEAGUE and SYNDEO infusion pumps.

6060 Infusion Pump  The company recorded a $49 million charge in 2005 for costs associated with withdrawing its 6060 multi-therapy infusion pump from the market. On November 15, 2005, the company announced in a field corrective action letter to customers that it planned to withdraw its 6060 multi-therapy infusion pump from the market over 12 months due to potential issues with the pump. As of December 31, 2006, the plan was substantially complete. In 2005, the company also entered into an agreement with Smiths Medical to distribute Smiths Medical’s ambulatory infusion pumps, sets and ancillary products. This agreement enables Baxter to continue to focus on sales of parenteral nutrition products, pre-mixed drugs and fluids to the ambulatory care market. The decision to withdraw the 6060 multi-therapy infusion pump and the new agreement have not had a material impact on sales.

Included in the $49 million charge was $41 million for cash costs. The charge principally consisted of the estimated costs to provide customers with replacement pumps, with the remainder of the charge related to asset impairments, principally to write off customer lease receivables. During 2006, the company recorded a $16 million adjustment to reduce the amount of the reserve, as the estimated costs associated with providing customers with replacement pumps were refined. The company utilized $17 million of the reserve for cash costs in 2006, and the retirement program is expected to be completed in 2007.

Infusion Pump Reserves
The following summarizes cash activity in the company’s infusion pump reserves, including the COLLEAGUE, SYNDEO and 6060 infusion pumps, through December 31, 2006.

	COLLEAGUE
(in millions)	and SYNDEO	6060	Total

Charges	$73	$41	$114
Utilization	(4)	—	(4)

December 31, 2005	69	41	110
Charges	84	—	84
Utilization	(42)	(17)	(59)
Adjustment	—	(16)	(16)

December 31, 2006	$111	$8	$119

Hemodialysis Instruments
In 2005, the company recorded a $50 million charge associated with management’s decision to discontinue the manufacture of hemodialysis (HD) instruments, including the company’s Meridian instrument. In December 2005, the FDA classified a September 28, 2005 urgent product recall letter from Baxter to customers regarding the company’s Meridian HD instrument as a Class I recall. The letter related to issues associated with the blood tubing sets used with the Meridian instrument. This classification does not require the return of Meridian instruments currently in the market.

Separately, during 2005, the company entered into an arrangement with Gambro Renal Products (Gambro) to distribute Gambro’s HD instruments and related ancillary products. The decision to stop manufacturing HD instruments and the distribution arrangement with Gambro are consistent with the company’s strategy to optimize and improve the financial performance of the Renal business, by focusing resources on peritoneal dialysis therapies while maintaining a broad portfolio of HD products. The company continues to distribute its existing line of HD dialyzers and provide HD solutions and concentrates.

Included in the $50 million charge was $23 million relating to asset impairments, principally to write down inventory based on current sales projections, and equipment and other assets used to manufacture HD machines principally based on market data and discounted cash flow analyses relating to the assets. The remaining $27 million of the charge related to the estimated cash payments associated with providing customers with replacement instruments. The company has utilized $14 million of the reserve for cash costs through the end of 2006. The remainder of the reserve is expected to be utilized in 2007.

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

2004 Special Charges
In 2004, the company recorded a $289 million charge relating to asset impairments. Approximately $197 million of the charge related to assets used in the company’s PreFluCel influenza vaccine program due to expected delays in launching this product. In December 2004, the company suspended enrollment in the Phase II/III clinical study in Europe relating to this program, due to a higher than expected rate of mild fever and associated symptoms in the clinical trial participants. Approximately $42 million of the charge related to the write-down of fixed and intangible assets associated with the company’s recombinant erythropoietin drug (EPOMAX) for the treatment of anemia, which was due to the company’s decision to discontinue further development of this technology. The remaining $50 million of the charge related to Suite D manufacturing assets in the company’s Thousand Oaks, California manufacturing facility. As a result of manufacturing process improvements at the company’s Neuchâtel, Switzerland facility, and the existing manufacturing capacity available at Thousand Oaks, California, where the company’s RECOMBINATE Antihemophilic Factor (rAHF) product is produced, in December 2004 the company decided to keep Suite D fully decommissioned, resulting in an impairment charge. The fair value estimates used in determining the amount of the impairment losses relating to the fixed and intangible assets were principally based on market data relating to the assets.

NOTE 5
DEBT, CREDIT FACILITIES, AND COMMITMENTS AND CONTINGENCIES

Debt Outstanding
At December 31, 2006 and 2005, the company had the following debt outstanding.

	Effective
as of December 31 (in millions)	interest rate	[1]	2006	[2]	2005	[2]

5.75% notes due 2006	6.4%		$—		$782
Variable-rate loan due 2007	1.2%		—		99
7.125% notes due 2007	7.2%		55		55
1.02% notes due 2007	1.3%		120		120
Variable-rate loan due 2008	6.2%		40		40
7.25% notes due 2008	6.6%		29		29
9.5% notes due 2008	9.5%		78		79
5.196% notes due 2008	5.4%		251		250
Variable-rate loan due 2008	4.4%		139		300
4.75% notes due 2010	5.0%		499		499
Variable-rate loan due 2010	0.6%		136		138
4.625% notes due 2015	4.8%		571		577
5.9% notes due 2016	5.6%		598		—
6.625% debentures due 2028	6.7%		156		157
Other			72		72

Total debt and capital lease obligations			2,744		3,197
Current portion			(177)		(783)

Long-term portion			$2,567		$2,414

1Excludes the effect of related interest rate swaps, as applicable.

[2]	Book values include discounts, premiums and adjustments related to hedging instruments, as applicable.

In addition, as further discussed below, the company has short-term debt totaling $57 million at December 31, 2006 and $141 million at December 31, 2005.

Significant Debt Issuances, Repurchases and Redemptions
Significant Debt Issuances
In August 2006, the company issued $600 million of term debt, maturing in September 2016 and bearing a 5.9% coupon rate. The net proceeds are being used for the repayment of outstanding indebtedness and general corporate purposes, which may include acquisitions, additions to working capital, capital expenditures and investments in the company’s subsidiaries.

In October 2005, Baxter Finco B.V., an indirectly wholly-owned finance subsidiary of Baxter International Inc., issued $500 million of 4.75% five-year senior unsecured notes, generating net proceeds of $496 million. The notes, which are irrevocably, fully and unconditionally guaranteed by Baxter International Inc., are redeemable, in whole or in part, at Baxter Finco B.V.’s option, subject to a make-whole

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

premium. The indenture includes certain covenants, including restrictions relating to the company’s creation of secured debt, transfers of principal facilities, and sale and leaseback transactions.

In November 2005, the company drew $300 million under an existing European credit facility, which is further discussed below, of which $139 million was outstanding at December 31, 2006. This variable-rate debt is due in 2008.

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

As originally scheduled, in November 2005 the $1.25 billion of notes were remarketed, and the 3.6% annual interest rate was reset to 5.196%. As discussed in Note 9, in 2005 the company repatriated approximately $2.1 billion of foreign earnings under the American Jobs Creation Act of 2004. Using a portion of the repatriation cash proceeds, the company bid for, purchased and retired $1 billion of the remarketed notes. The outstanding remarketed notes mature in 2008.

In February 2006, the purchase contracts matured and Baxter issued approximately 35 million shares of Baxter common stock for $1.25 billion. The company has been using the cash proceeds from the settlement of the equity units purchase contracts to pay down existing debt (as further discussed below), for stock repurchases and for other general corporate purposes.

Redemptions
Using the cash proceeds from the settlement of the equity units purchase contracts, the company paid down its 5.75% notes, which approximated $780 million, upon their maturity in February 2006. In November 2005, the company redeemed the approximately $500 million outstanding of its 5.25% notes, which were due in 2007. The company incurred $17 million in costs associated with the repurchase of the notes included in the equity units and the redemption of the 5.25% notes in 2005. These costs are included in other expense, net in the consolidated statements of income.

Future Minimum Lease Payments and Debt Maturities

		Debt maturities
	Operating	and capital
as of and for the years ended December 31 (in millions)	leases	leases

2007	$140	$ 177
2008	114	564
2009	96	6
2010	82	641
2011	74	6
Thereafter	112	1,380

Total obligations and commitments	618	2,774
Interest on capital leases, discounts and premiums, and adjustments relating to hedging instruments	n/a	(30)

Long-term debt and lease obligations	$618	$2,744

Credit Facilities
The company has two primary revolving credit facilities, which totaled approximately $2.2 billion at December 31, 2006. In December 2006, the company replaced its existing $640 million and $800 million revolving credit facilities with a $1.5 billion five-year revolving credit facility. The second facility, which is denominated in Euros, totals approximately $660 million and matures in January 2008. These facilities enable the company to borrow funds in U.S. Dollars, Euros, Japanese Yen or Swiss Francs on an unsecured basis at variable interest rates and contain various covenants, including a maximum net-debt-to-capital ratio and, solely with respect to the Euro-denominated facility, a minimum interest coverage ratio. At December 31, 2006, the company was in compliance with the financial covenants in these agreements. Borrowings outstanding under these facilities totaled $139 million at December 31, 2006. There were no other borrowings outstanding under the company’s primary credit facilities at December 31, 2006.

The company also maintains other credit arrangements, which totaled $341 million at December 31, 2006 and $544 million at December 31, 2005. Borrowings outstanding under these facilities totaled $57 million at December 31, 2006 and $141 million at December 31, 2005.

Credit Rating Requirements
As discussed further in Note 6, the company uses foreign currency and interest rate derivative instruments for hedging purposes. One of the company’s agreements includes a provision whereby the counterparty financial institution could cause the arrangement to be terminated if Baxter’s credit rating on its senior unsecured debt declined to BBB- or Baa3 (i.e., a two-rating or four-rating downgrade, depending upon the rating agency).

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

Leases
The company leases certain facilities and equipment under capital and operating leases expiring at various dates. The leases generally provide for the company to pay taxes, maintenance, insurance and certain other operating costs of the leased property. Most of the operating leases contain renewal options. Operating lease rent expense was $146 million in 2006, $138 million in 2005 and $149 million in 2004.

Other Commitments and Contingencies
Shared Investment Plan
In order to align management and shareholder interests, in 1999 the company sold shares of the company’s stock to Baxter’s senior managers. The participants used five-year, full-recourse personal bank loans to purchase the stock. Baxter guaranteed repayment to the banks in the event a participant in the plan defaulted on his or her obligations, which were due on May 6, 2004.

In order to continue to align management and shareholder interests and to balance both the short- and long-term needs of Baxter, the board of directors authorized the company to provide a new three-year guarantee at the May 6, 2004 loan due date for non-executive officer employees who elected to extend their loans. The outstanding amount of the company’s loan guarantee relating to eligible employees who extended their loans was $39 million at December 31, 2006 and $83 million at December 31, 2005. The loans are due in full on May 6, 2007.

Joint Development and Commercialization Arrangements
In the normal course of business, Baxter enters into joint development and commercialization arrangements with third parties, sometimes with investees of the company. The arrangements vary, but generally provide that Baxter will receive certain rights to manufacture, market or distribute a specified technology or product under development by the third party, in exchange for payments by Baxter when the third party achieves certain pre-clinical, clinical and regulatory authorization milestones. At December 31, 2006, the unfunded milestone payments under these arrangements totaled approximately $450 million. Based on the company’s projections, any contingent payments made in the future will be more than offset over time by the estimated net future cash flows relating to the rights acquired for those payments.

The majority of the unfunded milestone payments pertain to the BioScience segment. Two of the agreements, one with Nektar Therapeutics and the other with Lipoxen Technologies, were entered into in 2005 and relate to the development of longer-acting forms of blood clotting proteins, with the objective of reducing the frequency of injections required to treat blood clotting disorders such as hemophilia A. Also in 2005, the company entered into an agreement with Kuros Biosurgery AG to obtain exclusive rights to develop and commercialize hard and soft tissue-repair products using the partner’s proprietary biologics and related binding technology. The objective of this collaboration is to position the BioScience segment to enter the orthobiologic market.

Indemnifications
During the normal course of business, Baxter makes certain indemnities, commitments and guarantees pursuant to which the company may be required to make payments related to specific transactions. These include: (i) intellectual property indemnities to customers in connection with the use, sales or license of products and services; (ii) indemnities to customers in connection with losses incurred while performing services on their premises; (iii) indemnities to vendors and service providers pertaining to claims based on negligence or willful misconduct; and (iv) indemnities involving the representations and warranties in certain contracts. In addition, under Baxter’s Amended and Restated Certificate of Incorporation, and consistent with Delaware General Corporation Law, the company has agreed to indemnify its directors and officers for certain losses and expenses upon the occurrence of certain prescribed events. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that the company could be obligated to make. To help address these risks, the company maintains various insurance coverages. Based on historical experience and evaluation of the agreements, the company does not believe that any significant payments related to its indemnifications will result, and therefore the company has not recorded any associated liabilities.

Legal Contingencies
Refer to Note 10 for a discussion of the company’s legal contingencies.

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

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

investors in these transactions have recourse to assets other than the transferred receivables.

A subordinated interest in each securitized portfolio is generally retained by the company. The amount of the retained interests and the costs of certain of the securitization arrangements vary with the company’s credit rating and other factors. Under one of the agreements the company is required to maintain compliance with various covenants, including a maximum net-debt-to-capital ratio and a minimum interest coverage ratio. The company was in compliance with all covenants at December 31, 2006. If Baxter’s credit ratings on senior unsecured debt declined to BBB- or Baa3 (i.e., a two-rating or four-rating downgrade, depending upon the rating agency), the company would no longer be able to securitize new receivables under one of its foreign securitization arrangements. This arrangement also requires that the company post cash collateral in the event of a specified unfavorable change in credit rating. The maximum potential cash collateral, which was not required as of December 31, 2006, was de minimus. However, any downgrade of credit ratings would not impact previously securitized receivables.

The fair values of the retained interests are estimated taking into consideration both historical experience and current projections with respect to the transferred assets’ future credit losses. The key assumptions used when estimating the fair values of the retained interests include the discount rate (which generally averages approximately 5%), the expected weighted-average life (which averages approximately 1.5 years for lease receivables and 5 to 7 months for trade receivables) and anticipated credit losses (which are expected to be immaterial as a result of meeting the eligibility criteria mentioned above). The subordinated interests retained in the transferred receivables are carried as assets in Baxter’s consolidated balance sheets, and totaled $95 million at December 31, 2006 and $85 million at December 31, 2005. An immediate 10% and 20% adverse change in these assumptions would not have a material impact on the fair value of the retained interests at December 31, 2006. These sensitivity analyses are hypothetical and should be used with caution. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in each assumption to the change in fair value may not be linear.

As detailed below, the securitization arrangements resulted in net cash outflows of $123 million, $111 million and $162 million in 2006, 2005 and 2004, respectively. A summary of the securitization activity is as follows.

as of and for the years ended December 31 (in millions)	2006	2005	2004

Sold receivables at beginning of year	$451	$594	$742
Proceeds from sales of receivables	1,405	1,418	1,395
Cash collections (remitted to the owners of the receivables)	(1,528)	(1,529)	(1,557)
Foreign exchange	20	(32)	14

Sold receivables at end of year	$348	$451	$594

Credit losses, net of recoveries, relating to the retained interests, and the net gains and losses relating to the sales of receivables were immaterial for each year.

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

Foreign Currency and Interest Rate Risk Management
The company operates on a global basis, and is exposed to the risk that its earnings, cash flows and shareholders’ equity could be adversely impacted by foreign exchange and movements in interest rates. The company’s hedging policy manages these risks based on the company’s judgment of the appropriate trade-off between risk, opportunity and costs.

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

The company is also exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in interest rates. The company’s policy is to manage interest costs using a mix of fixed- and floating-rate debt that the company believes is appropriate. To manage this mix in a cost efficient manner, the company periodically

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

enters into interest rate swaps, in which the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional amount.

Cash Flow Hedges
The company uses forward and option contracts to hedge the foreign exchange risk to earnings relating to firm commitments and forecasted transactions denominated in foreign currencies. The company periodically uses forward-starting interest rate swaps and treasury rate locks to hedge the risk to earnings associated with movements in interest rates relating to anticipated issuances of debt. Certain other firm commitments and forecasted transactions are also periodically hedged.

The following table summarizes net-of-tax activity in AOCI, a component of shareholders’ equity, related to the company’s cash flow hedges.

as of and for the years ended December 31 (in millions)	2006	2005	2004

Accumulated other comprehensive loss balance at beginning of year	$(28)	$(91)	$(138)
Net loss in fair value of derivatives during the year	(65)	(1)	(47)
Net loss reclassified to earnings during the year	84	64	94

Accumulated other comprehensive loss balance at end of year	$(9)	$(28)	$(91)

As of December 31, 2006, $2 million of deferred net after-tax losses on derivative instruments included in AOCI are expected to be recognized in earnings during the next 12 months, coinciding with when the hedged items are expected to impact earnings.

During 2004, certain foreign currency derivatives were no longer classified as hedges and were discontinued due to changes in the company’s anticipated net exposures. Due to the probability that originally forecasted sales would no longer occur, the related deferred hedge loss of $17 million ($10 million on a net-of-tax basis) was reclassified from AOCI (included in the table above) to cost of goods sold. Discontinued hedges were not significant in 2006 and 2005.

The maximum term over which the company has cash flow hedge contracts for forecasted transactions at December 31, 2006 is one year.

Fair Value Hedges
The company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. These instruments hedge the company’s earnings from fluctuations in interest rates. No portion of the change in fair value of the company’s fair value hedges was ineffective during the three years ended December 31, 2006.

Hedges of Net Investments in Foreign Operations
The company historically hedged the net assets of certain of its foreign operations using a combination of foreign currency denominated debt and cross-currency swaps. The cross-currency swaps have served as effective hedges for accounting purposes and have reduced volatility in the company’s shareholders’ equity balance and net-debt-to-capital ratio (as any increase or decrease in the fair value of the swaps relating to changes in spot currency exchange rates is offset by the change in value of the hedged net assets of the foreign operations relating to changes in spot currency exchange rates). The net after-tax (losses) gains related to derivative and nonderivative net investment hedge instruments recorded in AOCI were ($93) million, $101 million, and ($171) million in 2006, 2005 and 2004, respectively.

In 2004, the company reevaluated its net investment hedge strategy and decided to reduce the use of these instruments as a risk management tool. In order to reduce financial risk and uncertainty through the maturity (or cash settlement) dates of the cross-currency swaps, the company executed offsetting, or mirror, cross-currency swaps relating to over half of the existing portfolio. As of the date of execution, these mirror swaps effectively fixed the net amount that the company will ultimately pay to settle the cross-currency swap agreements subject to this strategy. After execution, as the market value of the fixed portion of the original portfolio changes, the market value of the mirror swaps changes by an approximately offsetting amount, and vice versa. The mirror swaps will be settled when the offsetting existing swaps are settled. The following is a summary, by maturity date, of the mark-to-market liability position of the original cross-currency swaps portfolio, the mirror swaps liability position, and the total mark-to-market position as of December 31, 2006 (in millions).

		Mirror swaps
Maturity date	Swaps liability	liability	Total liability

2007	$35	$2	$37
2008	271	27	298
2009	401	—	401

Total	$707	$29	$736

Approximately $335 million, or 46%, of the total swaps liability of $736 million as of December 31, 2006 has been fixed by the mirror swaps.

In accordance with SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” when the cross-currency swaps are settled, the cash flows are reported within the financing section of the consolidated statement of cash flows. When

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

the mirror swaps are settled, the cash flows are reported in the operating section of the consolidated statement of cash flows. Of the $379 million of net settlement payments in 2005, $432 million of cash outflows were included in the financing section and $53 million of cash inflows were included in the operating section. The entire $40 million in settlement payments in 2004 were included in the financing section of the statement of cash flows.

The total swaps net liability increased from $645 million at December 31, 2005 to $736 million at December 31, 2006 due to movements in the foreign currency rate.

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

Book Values and Fair Values of Financial Instruments

			Approximate
	Book values		fair values

as of December 31 (in millions)	2006	2005	2006	2005

Assets
Long-term insurance receivables	$53	$69	$48	$66
Investments at cost	13	20	13	20
Foreign currency hedges	29	45	29	45
Liabilities
Short-term debt	57	141	57	141
Current maturities of long-term debt and lease obligations	177	783	177	788
Other long-term debt and lease obligations	2,567	2,414	2,539	2,409
Foreign currency hedges	60	75	60	75
Interest rate hedges	26	19	26	19
Cross-currency swaps	736	645	736	645
Long-term litigation liabilities	83	93	76	89

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

NOTE 7
COMMON AND PREFERRED STOCK

Stock-Based Compensation Plans
Summary
The company has a number of stock-based employee compensation plans, including stock option, stock purchase, restricted stock and restricted stock unit (to be settled in stock) (RSU) plans. Refer to the separate discussions below regarding the nature and terms of each of these plans.

The company adopted SFAS No. 123-R effective January 1, 2006 using the modified prospective method. Under this transition method, stock compensation expense recognized in 2006 includes the following:

(a)	Compensation expense for all stock-based compensation awards granted before January 1, 2006, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123); and

(b)	Compensation expense for all stock-based compensation awards granted on or after January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123-R.

Prior to January 1, 2006, the company measured stock compensation expense using the intrinsic value method of accounting in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations (APB No. 25). Thus, expense was generally not recognized for the company’s employee stock option and purchase plans, but expense was recognized relating to the company’s restricted stock and RSU grants and certain modifications to stock options. Results for prior periods have not been restated.

Impact of Adoption of SFAS No. 123-R in 2006
Stock compensation expense measured in accordance with SFAS No. 123-R totaled $94 million ($63 million on a net-of-tax basis, or $0.10 per basic and diluted share) for the year ended December 31, 2006. The adoption of SFAS No. 123-R resulted in increased expense of $77 million ($53 million on a net-of-tax basis, or $0.08 per basic and diluted share), as compared to the stock compensation expense that would have been recorded pursuant to APB No. 25 (relating to RSU and restricted stock plans only). Approximately $9 million and $15 million of pre-tax expense was recorded under APB No. 25 for the years ended December 31, 2005 and 2004, respectively.

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

Stock compensation expense is recorded at the corporate headquarters level and is not allocated to the segments. Approximately three-quarters of stock compensation expense is classified in marketing and administrative expenses, with the remainder classified in cost of goods sold and research and development expenses. Costs capitalized in the consolidated balance sheet during 2006 were not significant.

Pro Forma Impact in 2005 and 2004
The following table shows net income and EPS had the company applied the fair value method of accounting for stock compensation in accordance with SFAS No. 123 during 2005 and 2004.

years ended December 31 (in millions, except per share data)	2005	2004

Net income, as reported	$956	$388
Add: Stock compensation expense included in reported net income, net of tax	6	13
Deduct: Total stock compensation expense determined under the fair value method, net of tax	(62)	(96)

Pro forma net income	$900	$305

Basic EPS
As reported	$1.54	$0.63
Pro forma	$1.45	$0.50

Diluted EPS
As reported	$1.52	$0.63
Pro forma	$1.43	$0.49

Determination of Fair Value
Under both SFAS No. 123-R and the fair value method of accounting under SFAS No. 123 (i.e., SFAS No. 123 Pro Forma), the fair value of restricted stock and RSUs is determined based on the number of shares granted and the quoted price of the company’s common stock on the date of grant. The fair value of stock options is determined using the Black-Scholes model. The weighted-average assumptions used in estimating the fair value of stock options granted during the period, along with the weighted-average grant date fair values, were as follows.

		2005	2004
	2006	(SFAS	(SFAS
	(SFAS	No. 123	No. 123
years ended December 31	No. 123-R)	Pro forma)	Pro forma)

Expected volatility	28%	37%	39%
Expected life (in years)	5.5	5.5	5.5
Risk-free interest rate	4.7%	4.2%	3.0%
Dividend yield	1.5%	1.7%	2.0%
Fair value per stock option	$11	$12	$10

Under SFAS No 123-R, the company’s expected volatility assumption is based on an equal weighting of the historical volatility of Baxter’s stock and the implied volatility from traded options on Baxter’s stock. Under SFAS No. 123 Pro Forma, the company’s expected volatility assumption was based on the historical volatility of Baxter’s stock. The expected life assumption is primarily based on historical employee exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield reflects historical experience as well as future expectations over the expected term of the option.

Stock compensation expense recognized in 2006 is based on awards expected to vest, and therefore has been reduced by estimated forfeitures. SFAS No. 123-R requires forfeitures to be estimated at the time of grant and revised in subsequent periods, if necessary, if actual forfeitures differ from those estimates. Under SFAS No. 123 Pro Forma, the company accounted for forfeitures as they occurred. The cumulative effect of estimating future forfeitures in determining expense, rather than recording forfeitures when they occur, was immaterial.

Types of Stock Compensation Plans
In anticipation of the adoption of SFAS No. 123-R, the company did not modify the terms of previously granted options. As part of an overall, periodic reevaluation of the company’s stock compensation programs, the company did make changes to its equity compensation program relating to key employees beginning in the first quarter of 2005, reducing the overall number of options granted and utilizing a mix of stock options and RSUs. As noted below, the company modified its employee stock purchase plans during 2005.

Shares issued as a result of stock option exercises, restricted stock and RSU grants, and employee stock purchase plan purchases are generally issued out of treasury stock. As of December 31, 2006, approximately 23 million authorized shares are available for future awards under the company’s stock-based compensation plans.

The following is a summary of the company’s stock compensation plans.

Stock Option Plans  Stock options are granted to employees and non-employee directors with exercise prices at least equal to 100% of the market value on the date of grant. Generally, employee stock options vest 100% in three years from the grant date and have a contractual term of 10 years. Stock options granted to non-employee directors generally vest 100% one year from the grant date and have a contractual term of 10 years. Expense is recognized on a straight-line basis over the vesting period.

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

Stock option activity during 2006 was as follows.

		Weighted-	Weighted average
		average	remaining	Aggregate
		exercise	contractual	intrinsic
(options and aggregate intrinsic values in thousands)	Options	price	term (in years)	value

Outstanding at January 1, 2006	65,986	$37.32
Granted	10,307	38.62
Exercised	(7,937)	28.95
Forfeited	(5,804)	38.60

Outstanding at December 31, 2006	62,552	$38.48	5.8	$542,450

Vested or expected to vest as of December 31, 2006	60,307	$38.52	5.7	$522,210

Exercisable at December 31, 2006	39,367	$40.32	4.3	$286,413

The aggregate intrinsic value in the table above represents the difference between the exercise price and the company’s closing stock price on the last trading day of the period. The total intrinsic value of options exercised was $101 million, $64 million and $36 million in 2006, 2005 and 2004, respectively.

As of December 31, 2006, $109 million of pre-tax unrecognized compensation cost related to stock options is expected to be recognized as expense over a weighted-average period of 1.8 years.

Restricted Stock and RSU Plans  The company grants restricted stock and RSUs to key employees, and grants restricted stock to non-employee directors. Grants of RSUs were first made in 2005, and principally vest in one-third increments over a three-year period. The total grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the vesting period.

The following table summarizes nonvested restricted stock and RSU activity for the year ended December 31, 2006.

		Weighted-
		average
	Shares or	grant-date
(shares and share units in thousands)	share units	fair value

Nonvested restricted stock and RSUs at January 1, 2006	870	$34.98
Granted	889	39.10
Vested	(258)	34.78
Forfeited	(206)	36.22

Nonvested restricted stock and RSUs at December 31, 2006	1,295	$37.65

As of December 31, 2006, $29 million of pre-tax unrecognized compensation cost related to restricted stock and RSUs is expected to be recognized as expense over a weighted-average period of 2 years.

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

Under SFAS No. 123-R, no compensation expense is recognized for subscriptions that began on or after April 1, 2005. Expense recognized in 2006 and expected expense in the future relating to subscriptions that began prior to April 1, 2005 is immaterial. During 2006, 2005 and 2004, the company issued 552,493, 1,124,062 and 2,896,506 shares, respectively, under these plans. The number of shares under subscription at December 31, 2006 totaled approximately 220,000.

Other
Realized Income Tax Benefits and the Impact on the Statement of Cash Flows  SFAS No. 123-R changes the presentation of realized excess tax benefits principally associated with stock option exercises in the statement of cash flows. Prior to the adoption of SFAS No. 123-R, such realized tax benefits were required to be presented as an inflow within the operating section of the statement. Under SFAS No. 123-R, such realized tax benefits are presented as an inflow within the financing section of the statement. Excess tax benefits were $29 million, $22 million and $16 million in 2006, 2005 and 2004, respectively.

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

Special Vesting Provisions  The company’s stock options and RSUs provide that if the grantee retires and meets certain age and years of service thresholds, the options or RSUs continue to vest for a period of time after retirement as if the grantee continued to be an employee. In these cases, for awards granted prior to the adoption of SFAS No. 123-R, expense will be recognized for such awards over the service period, and any unrecognized costs will be accelerated into expense when the employee retires. For awards granted on or after January 1, 2006, expense will be recognized over the period from the grant date to the date the employee would no longer be required to perform services to vest in the award. The difference between the two accounting methods was not material for the three years ended December 31, 2006.

Stock Repurchase Programs
As authorized by the board of directors, from time to time the company repurchases its stock on the open market in an effort to optimize its capital structure depending upon the company’s cash flows, net debt level and current market conditions. As of December 31, 2005, $243 million was available under a stock purchase program previously authorized by the board of directors. In February 2006, the board of directors authorized the repurchase of an additional $1.5 billion of the company’s common stock. During 2006, the company repurchased 18 million shares for $737 million under these stock repurchase programs. At December 31, 2006, $1.0 billion remained available under the February 2006 authorization. No open-market repurchases were made in 2005 or 2004. In 2004, stock repurchases totaled $18 million, all of which were from Shared Investment Plan participants in private transactions. Refer to Note 5 for information regarding the Shared Investment Plan.

Issuances of Stock
Refer to Note 5 regarding the February 2006 issuance of approximately 35 million shares of common stock for $1.25 billion in conjunction with the settlement of the purchase contracts included in the company’s December 2002 issuance of equity units. The company has been using these proceeds to pay down maturing debt, for stock repurchases and for other general corporate purposes.

Common Stock Dividends
In November 2006, the board of directors declared an annual dividend on the company’s common stock of $0.582 per share. The dividend, which was paid on January 5, 2007 to shareholders of record as of December 8, 2006, was a continuation of the prior annual rate. Beginning in 2007, the company will convert to a quarterly, rather than annual, dividend and increase its dividend. The first quarterly dividend payment is payable on April 2, 2007 to shareholders of record as of March 10, 2007.

Other
The board of directors is authorized to issue up to 100 million shares of no par value preferred stock in series with varying terms as it determines. In March 1999, common shareholders received a dividend of one preferred stock purchase right (collectively, the Rights) for each share of common stock. As a result of the two-for-one split of the company’s common stock in May 2001, each outstanding share of common stock is now accompanied by one-half of one Right. The Rights may become exercisable at a specified time after (1) the acquisition by a person or group of 15% or more of the company’s common stock or (2) a tender or exchange offer for 15% or more of the company’s common stock. Once exercisable, the holder of each Right is entitled to purchase, upon payment of the exercise price, an amount of shares of the company’s common stock the aggregate market value of which equals two times the exercise price of the Rights. The Rights have a current exercise price of $275. The Rights expire on March 23, 2009, unless earlier redeemed by the company under certain circumstances at a price of $0.01 per Right.

NOTE 8
RETIREMENT AND OTHER BENEFIT PROGRAMS

The company sponsors a number of qualified and nonqualified pension plans for its employees. The company also sponsors certain unfunded contributory healthcare and life insurance benefits for substantially all domestic retired employees.

Adoption of SFAS No. 158
The company adopted SFAS No. 158 on December 31, 2006. The new standard requires companies to fully recognize the overfunded or underfunded status of each of its defined benefit pension and other postemployment benefit (OPEB) plans as an asset or liability in the consolidated balance sheet. The asset or liability equals the difference between the fair value of the plan’s assets and its benefit obligation. SFAS No. 158 has no impact on the amount of expense recognized in the consolidated statement of income.

SFAS No. 158 is required to be adopted on a prospective basis. Therefore, the company’s December 31, 2005 consolidated balance sheet was not restated. The adoption of SFAS No. 158 was recorded as an adjustment to assets and liabilities to reflect the plans’ funded status (rather than a prepaid asset or accrued liability), with a corresponding decrease in AOCI, which is a component of shareholders’ equity. The net-of-tax decrease in AOCI at December 31, 2006 relating to the adoption of SFAS No. 158 was $235 million. The impact of adoption of SFAS No. 158 on individual line items in the company’s consolidated balance sheet at December 31, 2006 (including related deferred tax balances) was a decrease in the short-term deferred income tax asset of $1 million, an increase in other long-term assets of $90 million, a decrease in accounts payable and accrued liabilities

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

of $15 million, and an increase in other long-term liabilities of $339 million.

The net total after-tax decrease in AOCI in 2006 relating to defined benefit pension and OPEB plans was $83 million, consisting of a net-of-tax increase in AOCI of $152 million relating to the adjustment of the additional minimum pension liability for the year and the above-mentioned decrease in AOCI of $235 million relating to the adoption of SFAS No. 158.

In future years, unrecognized amounts included in AOCI at December 31, 2006 will be reclassified from AOCI to retained earnings as the amounts are recognized in the consolidated income statement pursuant to SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” As noted above, SFAS No. 158 does not change the amount of net pension and OPEB cost that is to be recognized under SFAS Nos. 87, 88 and 106.

As required by SFAS No. 158, the assets associated with overfunded plans are classified as noncurrent in the consolidated balance sheet. Liabilities associated with underfunded plans are classified as noncurrent, except to the extent the fair value of the plan’s assets is less than the plan’s estimated benefit payments over the next 12 months. In conjunction with the adoption of SFAS No. 158 on December 31, 2006, the company made the required current and noncurrent reclassifications in its consolidated balance sheet.

The company uses a September 30 measurement date for its pension and OPEB plans. Effective no later than the year ending December 31, 2008, SFAS No. 158 requires that the measurement date be changed to December 31, the company’s fiscal year-end.

Reconciliation of Pension and OPEB Plan Obligations, Assets and Funded Status
The benefit plan information in the table below pertains to all of the company’s pension and OPEB plans, both in the United States and in foreign countries. As noted above, because the prior year consolidated balance sheet was not restated for the adoption of SFAS No. 158, the consolidated balance sheet amounts at the bottom of the table below are not comparable between December 31, 2006 and December 31, 2005.

	Pension benefits		OPEB

as of and for the years ended December 31 (in millions)	2006	2005	2006	2005

Benefit obligations
Beginning of period	$3,152	$2,838	$506	$563
Service cost	91	81	7	7
Interest cost	174	160	29	28
Participant contributions	6	6	11	10
Actuarial loss (gain)	(126)	239	(9)	(69)
Benefit payments	(124)	(118)	(33)	(33)
Foreign exchange and other	47	(54)	—	—

End of period	3,220	3,152	511	506

Fair value of plan assets
Beginning of period	2,052	1,739	—	—
Actual return on plan assets	215	289	—	—
Employer contributions	492	155	22	23
Participant contributions	6	6	11	10
Benefit payments	(124)	(118)	(33)	(33)
Foreign exchange and other	27	(19)	—	—

End of period	2,668	2,052	—	—

Funded status
Funded status at end of period	(552)	(1,100)	(511)	(506)
Unrecognized net losses	—	1,386	—	126
Fourth quarter contributions and benefit payments	9	428	6	5

Net amount recognized at December 31	$(543)	$714	$(505)	$(375)

Amounts recognized in the consolidated balance sheets
Noncurrent asset	$4	$—	$—	$—
Current liability	(23)	—	(25)	—
Noncurrent liability	(524)	—	(480)	—
Prepaid benefit cost	—	930	—	—
Accrued benefit liability	—	(216)	—	(375)
Additional minimum pension liability	—	(1,131)	—	—
Intangible asset	—	2	—	—
Accumulated other comprehensive loss	—	1,129	—	—

Net asset (liability) recognized at December 31	$(543)	$714	$(505)	$(375)

Accumulated Benefit Obligation
The pension obligation information in the table above represents the projected benefit obligation (PBO). The PBO incorporates assumptions relating to future compensation levels. The accumulated benefit obligation (ABO) is the same as the PBO except that it includes no

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

assumptions relating to future compensation levels. The ABO relating to all of the company’s pension plans was $2.96 billion at the 2006 measurement date and $2.89 billion at the 2005 measurement date.

Funded Status for Individual Plans
The information in the funded status table above represents the totals for all of the company’s pension plans. The following is information relating to the individual plans in the funded status table above that have an ABO in excess of plan assets.

(in millions)	2006	2005

ABO	$2,646	$2,825
Fair value of plan assets	2,311	1,981

The following is information relating to the individual plans in the funded status table above that have a PBO in excess of plan assets (most of which also have an ABO in excess of assets, and are therefore also included in the table directly above).

(in millions)	2006	2005

PBO	$3,215	$3,147
Fair value of plan assets	2,659	2,044

Additional Minimum Pension Liability
Prior to the adoption of SFAS No. 158 and the related amendment to SFAS No. 87, if the ABO relating to a pension plan exceeded the fair value of the plan’s assets, the liability established for that pension plan was required to be at least equal to that excess. The additional minimum pension liability (AML) that was required to be recorded to state the plan’s pension liability at this unfunded ABO amount was charged directly to OCI. The net-of-tax reduction to OCI relating to AML adjustments totaled $152 million, $3 million and $48 million for the years ended December 31, 2006, 2005 and 2004, respectively. These entries had no impact on the company’s results of operations.

Because SFAS No. 158 requires that the full funded status of pension plans be recorded in the consolidated balance sheet, the AML concept no longer exists as of December 31, 2006. However, immediately prior to the adoption of SFAS No. 158 on December 31, 2006, the current year AML was required to be recognized.

Expected Net Pension and OPEB Plan Payments for the Next 10 Years

	Pension
(in millions)	benefits	OPEB

2007	$129	$25
2008	140	27
2009	154	28
2010	165	30
2011	190	32
2012 through 2016	1,197	176

Total expected net benefit payments for next 10 years	$1,975	$318

The expected net benefit payments above reflect the company’s share of the total net benefits expected to be paid from the plans’ assets (for funded plans) or from the company’s assets (for unfunded plans). The total expected OPEB benefit payments for the next ten years are net of approximately $56 million of expected federal subsidies relating to the Medicare Prescription Drug, Improvement and Modernization Act, including $3 million, $4 million, $4 million, $5 million and $5 million in each of the years 2007, 2008, 2009, 2010 and 2011, respectively.

Amounts Recognized in AOCI at December 31, 2006
As discussed above, with the adoption of SFAS No. 158 on December 31, 2006, the pension and OPEB plans’ gains or losses, prior service costs or credits, and transition assets or obligations not yet recognized in net periodic cost are recognized on a net-of-tax basis in AOCI. These amounts will be subject to amortization in net periodic benefit cost in the future. The following is a summary of the pre-tax amounts included in AOCI at December 31, 2006.

	Pension
(in millions)	benefits	OPEB

Actuarial loss	$1,126	$125
Prior service cost (credit) and transition obligation	5	(13)

Total amount recognized in AOCI at December 31, 2006	$1,131	$112

Amounts Expected to be Amortized From AOCI to Net Periodic Benefit Cost in 2007

	Pension
(in millions)	benefits	OPEB

Actuarial loss	$96	$7
Prior service cost (credit) and transition obligation	1	(2)

Total amount expected to be amortized from AOCI to net pension and OPEB cost in 2007	$97	$5

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

Net Periodic Benefit Cost

years ended December 31 (in millions)	2006	2005	2004

Pension benefits
Service cost	$91	$81	$77
Interest cost	174	160	151
Expected return on plan assets	(199)	(169)	(187)
Amortization of net loss and other deferred amounts	117	84	62

Net periodic pension benefit cost	$183	$156	$103

OPEB
Service cost	$7	$7	$9
Interest cost	29	28	29
Amortization of net loss and other deferred amounts	6	5	9

Net periodic OPEB cost	$42	$40	$47

Weighted-Average Assumptions Used in Determining Benefit Obligations at the Measurement Date

	Pension benefits		OPEB
	2006	2005	2006	2005

Discount rate
U.S. and Puerto Rico plans	6.00%	5.75%	6.00%	5.75%
International plans	4.48%	4.12%	n/a	n/a
Rate of compensation increase
U.S. and Puerto Rico plans	4.50%	4.50%	n/a	n/a
International plans	3.64%	3.46%	n/a	n/a
Annual rate of increase in the per-capita cost	n/a	n/a	9.00%	10.00%
Rate decreased to	n/a	n/a	5.00%	5.00%
by the year ended	n/a	n/a	2011	2011

The assumptions used in calculating the 2006 measurement date benefit obligations will be used in the calculation of net periodic benefit cost in 2007.

Weighted-Average Assumptions Used in Determining Net Periodic Benefit Cost

	Pension benefits			OPEB
	2006	2005	2004	2006	2005	2004

Discount rate
U.S. and Puerto Rico plans	5.75%	5.75%	6.00%	5.75%	5.75%	6.00%
International plans	4.12%	5.12%	5.35%	n/a	n/a	n/a
Expected return on plan assets
U.S. and Puerto Rico plans	8.50%	8.50%	10.00%	n/a	n/a	n/a
International plans	7.20%	6.92%	7.62%	n/a	n/a	n/a
Rate of compensation increase
U.S. and Puerto Rico plans	4.50%	4.50%	4.50%	n/a	n/a	n/a
International plans	3.46%	3.44%	3.78%	n/a	n/a	n/a
Annual rate of increase in the per-capita cost	n/a	n/a	n/a	10.00%	10.00%	10.00%
Rate decreased to	n/a	n/a	n/a	5.00%	5.00%	5.00%
by the year ended	n/a	n/a	n/a	2011	2010	2007

Management establishes the expected return on plan assets assumption primarily based on a review of historical compound average asset returns, both company-specific and relating to the broad market (based on the company’s asset allocation), as well as an analysis of current market information and future expectations. Management plans to continue to use an 8.5% assumption for its U.S. and Puerto Rico plans for 2007.

Effect of a One-Percent Change in Assumed Healthcare Cost Trend Rate on the OPEB Plan

	One percent		One percent
	increase		decrease
years ended December 31 (in millions)	2006	2005	2006	2005

Effect on total of service and interest cost components of OPEB cost	$5	$5	$4	$4
Effect on OPEB obligation	$65	$70	$54	$58

Pension Plan Assets
An Investment Committee of members of senior management is responsible for supervising, monitoring and evaluating the invested assets of the company’s funded pension plans. The Investment Committee, which meets at least quarterly, abides by documented policies and procedures relating to investment goals, targeted asset allocations, risk management practices, allowable and prohibited investment holdings, diversification, use of derivatives, the

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

relationship between plan assets and benefit obligations, and other relevant factors and considerations.

The Investment Committee’s documented goals and guidelines include the following.

•	Ability to pay all benefits when due;

•	Targeted long-term performance expectations relative to applicable market indices, such as Standard & Poor’s, Russell, MSCI EAFE, and other indices;

•	Targeted asset allocation percentage ranges (summarized in the table below), and periodic reviews of these allocations;

•	Diversification of assets among third-party investment managers, and by geography, industry, stage of business cycle and other measures;

•	Specified investment holding and transaction prohibitions (for example, private placements or other restricted securities, securities that are not traded in a sufficiently active market, short sales, certain derivatives, commodities and margin transactions);

•	Specified portfolio percentage limits on holdings in a single corporate or other entity (generally 5%, except for holdings in U.S. government or agency securities);

•	Specified average credit quality for the fixed-income securities portfolio (at least AA- by Standard & Poor’s or AA3 by Moody’s);

•	Specified portfolio percentage limits on foreign holdings; and

•	Periodic monitoring of investment manager performance and adherence to the Investment Committee’s policies.

Pension Plan Asset Allocations

		Allocation of plan assets at measurement date

	Target allocation ranges	2006	2005

Equity securities	65% to 75%	68%	81%
Fixed-income securities and other holdings	25% to 35%	32%	19%

Total	100%	100%	100%

Expected Pension and OPEB Plan Funding
The company’s funding policy for its pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that management may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the company, and other factors. Currently, the company is not legally obligated to fund its principal plans in the United States and Puerto Rico in 2007. The company continually reassesses the amount and timing of any discretionary contributions. The company expects to have net cash outflows relating to its OPEB plan of approximately $25 million in 2007.

The Pension Protection Act of 2006 (PPA) was signed into law on August 17, 2006. The company is in the process of analyzing the legislation and the potential impact on the company’s future funding to the U.S. plan. The U.S. Treasury Department is in the process of developing implementation guidance for the PPA. It is likely that the PPA will accelerate minimum funding requirements in the future. However, the company does not expect that the legislation will have a significant impact on the company’s required cash contributions over the next few years because of the company’s recent contributions to its U.S. qualified plans.

Amendment to U.S. Qualified Defined Benefit Pension Plan and Defined Contribution Plan
During 2006 the company amended its U.S. qualified defined benefit pension plan and U.S. qualified defined contribution plan. Employees hired on or after January 1, 2007 will receive a higher level of company contributions in the defined contribution plan but will not be eligible to participate in the pension plan. Employees hired prior to January 1, 2007 who were not fully vested in the pension plan as of December 31, 2006 were required to elect, by February 15, 2007, to either continue their current participation in the pension and defined contribution plans, or to cease to earn additional service in the pension plan as of December 31, 2006 and participate in the higher level of company contributions in the defined contribution plan. There was no change to the plans for employees who were fully vested in the pension plan as of December 31, 2006.

This amendment to the U.S. pension plan did not result in a curtailment gain or loss. The amendment is expected to reduce future pension cost as fewer employees will be covered by the plan, and increase future expense associated with the defined contribution plan due to the higher contribution for certain participants.

Defined Contribution Plan
Most U.S. employees are eligible to participate in a qualified defined contribution plan. Company matching contributions relating to continuing operations were $23 million in 2006, $21 million in 2005 and $22 million in 2004. Due to the change in the qualified pension plan described above, the cost of the defined contribution plan is expected to increase in the future.

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9
INCOME TAXES

Income Before Income Tax Expense by Category

years ended December 31 (in millions)	2006	2005	2004

United States	$187	$346	$ 57
International	1,559	1,098	373

Income from continuing operations before income taxes	$1,746	$1,444	$430

Income Tax Expense

years ended December 31 (in millions)	2006	2005	2004

Current
United States
Federal	$3	$ 75	$ 46
State and local	26	(51)	14
International	311	261	105

Current income tax expense	340	285	165

Deferred
United States
Federal	6	245	(139)
State and local	(5)	(37)	(23)
International	7	(7)	44

Deferred income tax expense (benefit)	8	201	(118)

Income tax expense	$348	$486	$47

Deferred Tax Assets and Liabilities

as of December 31 (in millions)	2006	2005

Deferred tax assets
Accrued expenses	$307	$207
Retirement benefits	436	392
Alternative minimum tax credit	61	76
Tax credits and net operating losses	355	828
Asset basis differences	126	—
Other	—	25
Valuation allowances	(234)	(319)

Total deferred tax assets	1,051	1,209

Deferred tax liabilities
Asset basis differences	—	264
Subsidiaries’ unremitted earnings	81	37
Other	—	—

Total deferred tax liabilities	81	301

Net deferred tax asset	$970	$908

At December 31, 2006, the company had U.S. operating loss carryforwards totaling $23 million and foreign tax credit carryforwards totaling $22 million. The operating loss carryforwards expire between 2018 and 2020. The foreign tax credits will expire in 2015. At December 31, 2006, the company had foreign net operating loss carryforwards totaling $1.22 billion. Of this amount, $43 million expires in 2007, $9 million expires in 2008, $245 million expires in 2009, $179 million expires in 2010, $245 million expires in 2011, $103 million expires in 2012, $71 million expires after 2012 and $326 million has no expiration date. Realization of these operating loss and tax credit carryforwards depends on generating sufficient taxable income in future periods. A valuation allowance of $234 million has been recorded at December 31, 2006 to reduce the deferred tax assets associated with operating loss and tax credit carryforwards, as well as amortizable assets in loss entities, because the company does not believe it is more likely than not that these assets will be fully realized prior to expiration.

The company will continue to evaluate the need for additional valuation allowances and, as circumstances change, the valuation allowance may change.

Income Tax Expense Reconciliation

years ended December 31 (in millions)	2006	2005	2004

Income tax expense at U.S. statutory rate	$611	$505	$150
Operations subject to tax incentives	(263)	(271)	(174)
State and local taxes	14	(57)	(17)
Foreign tax expense	35	88	44
Tax on repatriations of foreign earnings	86	229	—
Tax settlements	(135)	—	(55)
Restructuring and other special charges	—	(12)	98
Other factors	—	4	1

Income tax expense	$348	$486	$47

The company recognized income tax expense of $86 million during 2006 relating to certain 2006 and prior earnings outside the United States, which were not deemed indefinitely reinvested. Management will continue to evaluate whether to indefinitely reinvest earnings in certain foreign jurisdictions as it continues to analyze the company’s global financial structure. Currently, aside from the items mentioned above, management intends to continue to reinvest earnings in the majority of jurisdictions outside of the United States for the foreseeable future, and therefore has not recognized U.S. income tax expense on these earnings. U.S. federal and state income taxes, net of applicable credits, on these foreign unremitted earnings of $4.2 billion as of December 31, 2006, would be approximately $905 million. As of December 31, 2005 the foreign unremitted earnings and U.S. federal income tax amounts were $3.8 billion and $323 million, respectively.

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

Effective Income Tax Rate
The effective income tax rate was 20% in 2006, 34% in 2005 and 11% in 2004. Excluding any discrete items, management anticipates that the effective income tax rate will be approximately 20.5% to 21.5% in 2007.

As detailed in the income tax expense reconciliation table above, the company’s effective tax rate differs from the U.S. federal statutory rate each year due to certain operations that are subject to tax incentives, state and local taxes, and foreign taxes that are in excess of the U.S. federal statutory rate. In addition, as discussed further below, the company’s effective income tax rate can be impacted in any given year by discrete factors or events.

2006
During the fourth quarter of 2006, the company reached a favorable settlement with the Internal Revenue Service relating to the company’s U.S. federal tax audits for the years 2002 through 2005, resulting in a $135 million reduction of tax expense. In combination with this settlement, the company reorganized its Puerto Rico manufacturing assets and repatriated funds from other subsidiaries, resulting in tax expense of $113 million ($86 million related to the repatriations and $27 million included in the operations subject to tax incentives line in the table above). The effect of these items was the utilization and realization of deferred tax assets that were subject to valuation allowances, as well as a modest reduction in the company’s reserves for uncertain tax positions, resulting in a net $22 million benefit and minimal cash impact.

2005
In October 2004, the American Jobs Creation Act of 2004 (the Act) was enacted. The Act created a one-time incentive for U.S. corporations to repatriate undistributed foreign earnings by providing an 85% dividends received deduction. This allowed U.S. companies to repatriate non-U.S. earnings through 2005 at a substantially reduced rate, provided that certain criteria were met. During the fourth quarter of 2005 the company repatriated $2.1 billion in earnings previously considered indefinitely reinvested outside the United States. The company recorded income tax expense of $191 million associated with this repatriation. In addition, the company recognized income tax expense of $38 million relating to certain earnings outside the United States, which were not deemed indefinitely reinvested, together totaling the $229 million income tax on repatriations of foreign earnings in the table above.

The effective tax rate for 2005 was also impacted by favorable adjustments to restructuring charges, which are further discussed in Note 4, and which were tax-effected at varying rates, depending on the tax jurisdiction.

2004
The effective income tax rate in 2004 was impacted by favorable settlements in certain jurisdictions around the world. As a result of the completion of tax audits in 2004, $55 million of reserves for matters previously under review were reversed into income. Also impacting the effective tax rate was $289 million of special charges, which are further discussed in Note 4, and which were tax-effected at varying rates, depending on the tax jurisdiction.

Tax Incentives
The company has received tax incentives in Puerto Rico, Switzerland, and certain other taxing jurisdictions outside the United States. The financial impact of the reductions as compared to the U.S. federal statutory rate is indicated in the table above. The tax reductions as compared to the local statutory rate favorably impacted earnings per diluted share by $0.29 in 2006, $0.32 in 2005 and $0.23 in 2004. The Puerto Rico grant provides that the company’s manufacturing operations will be partially exempt from local taxes until the year 2013. The Switzerland grant provides the company’s manufacturing operations will be partially exempt from local taxes until the year 2014. The tax incentives in the other jurisdictions continue until at least 2007.

Examinations of Tax Returns
U.S. federal income tax returns filed by Baxter through December 31, 2005 have been examined and closed by the Internal Revenue Service, with the exception of certain issues surrounding bilateral Advance Pricing Agreement proceedings that the company voluntarily initiated between the U.S. government and the governments of Switzerland and Japan; however, these closed examinations could be re-opened. As discussed in Note 1, the company records appropriate reserves for any uncertain tax positions. The company has ongoing audits in the United States (federal and state) and international jurisdictions, including Brazil, France, Italy, Belgium and Japan. In the opinion of management, the company has made adequate tax provisions for all years subject to examination.

NOTE 10
LEGAL PROCEEDINGS

Baxter is involved in product liability, patent, shareholder, commercial, and other legal proceedings that arise in the normal course of the company’s business. The company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded.

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

Baxter has established reserves for certain of the matters discussed below. The company is not able to estimate the amount or range of any loss for certain of the company’s legal contingencies for which there is no reserve. While the liability of the company in connection with the claims cannot be estimated with any certainty and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s consolidated financial position. While the company believes that it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may in the future incur material judgments or enter into material settlements of claims.

In addition to the matters described below, the company remains subject to other additional potential administrative and legal actions. With respect to regulatory matters in particular, these actions include product recalls, injunctions to halt manufacture and distribution, other restrictions on the company’s operations, civil sanctions, including monetary sanctions, and criminal sanctions. Any of these actions could have an adverse effect on the company’s business and subject the company to additional regulatory actions and costly litigation. With respect to patents, the company may be exposed to significant litigation concerning patents and products, challenges to the coverage and validity of the company’s patents on products or processes, and allegations that the company’s products infringe patents held by competitors or other third parties. A loss in any of these types of cases could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations.

Patent Litigation
ADVATE Litigation
In April 2003, A. Nattermann & Cie GmbH and Aventis Behring L.L.C. filed a patent infringement lawsuit in the U.S.D.C. for the District of Delaware naming Baxter Healthcare Corporation as the defendant. In November 2003, the lawsuit was dismissed without prejudice. The complaint, which sought injunctive relief, alleged that Baxter’s planned manufacture and sale of ADVATE would infringe U.S. Patent No. 5,565,427. In October 2003, reexamination proceedings were initiated in the U.S. Patent and Trademark Office. During these proceedings certain of the original claims were amended or rejected, and new claims were added. On October 10, 2006, the Patent Office issued a reexamination certificate and subsequently on October 16, 2006, Aventis Pharma S.A. again filed a patent infringement lawsuit naming Baxter Healthcare Corporation as the defendant in the U.S.D.C. for the District of Delaware.

Sevoflurane Litigation
In September 2005, the U.S.D.C. for the Northern District of Illinois ruled that a patent owned by Abbott Laboratories and the Central Glass Company, U.S. Patent No. 5,990,176, was not infringed by Baxter’s generic version of sevoflurane. Abbott and Central Glass appealed and Baxter filed a cross-appeal as to the validity of the patent. In November 2006, the Court of Appeals for the Federal Circuit granted Baxter’s cross-appeal and held Abbott’s patent invalid. Abbott’s motions to have that appeal re-heard were denied in January 2007.

Related actions are pending in various jurisdictions in the United States and abroad. In February 2004, Abbott and Central Glass filed another patent infringement action on two related patents against Baxter in the U.S.D.C. for the Northern District of Illinois. Baxter has filed a motion asserting that judgment should be entered based on the earlier case outcome. In May 2005, Abbott and Central Glass filed suit in the Tokyo District Court on a counterpart Japanese patent and in September 2006, the Tokyo District Court ruled in favor of Abbott and Central Glass on this matter. Baxter has appealed this decision. In June 2005, Baxter filed suit in the High Court of Justice in London, England seeking revocation of the U.K. part of the related European patent and a declaration of non-infringement. Trial in this action was completed in November 2006 and a decision is expected in the first half of 2007. Parallel opposition proceedings in the European and Japanese Patent Offices seeking to revoke certain versions of the patent are also pending.

GAMMAGARD Liquid Litigation
In June 2005, Talecris Biotherapeutics, Inc. filed a patent infringement lawsuit in the U.S.D.C. for the District of Delaware naming Baxter Healthcare Corporation as the defendant. The complaint, which seeks injunctive relief, alleges that Baxter’s manufacture and sale of GAMMAGARD liquid infringes U.S. Patent No. 6,686,191. The case is presently pending before the District Court with the trial scheduled to commence in July 2007. Baxter filed a declaratory judgment action in the High Court of Justice in London, England seeking to invalidate the U.K. part of the related European patent and to receive a judgment of non-infringement. In October 2006, Bayer AG (as patentee of the European patent in the U.K.) and Talecris consented in the High Court to a decision of invalidity of the U.K. part of the European patent. Baxter has also filed a corresponding action in Belgium. A parallel opposition proceeding in the European Patent Office is also pending.

Peritoneal Dialysis Litigation
On October 16, 2006, Baxter Healthcare Corporation and Deka Products Limited Partnership filed a patent infringement lawsuit in the U.S.D.C. for the Eastern District of Texas against Fresenius Medical Care Holdings, Inc. and Fresenius USA, Inc. The complaint alleges that Fresenius’s sale of the Liberty Cycler peritoneal dialysis systems and related disposable items and equipment infringes U.S. Patent No. 5,421,823, as to which Deka has granted Baxter an exclusive license in the peritoneal dialysis field. The case has been transferred to the U.S.D.C. for the Northern District of California.

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

ALYX Component Collection System Litigation
In December 2005, Haemonetics Corporation filed a patent infringement lawsuit in the U.S.D.C. for the District of Massachusetts naming Baxter Healthcare Corporation as a defendant. The complaint, which seeks injunctive relief, alleges that Baxter’s ALYX Component Collection System infringes U.S. Patent No. 6,705,983. A scheduling order has been set and trial is expected in 2008.

In addition, Haemonetics filed a demand for arbitration in December 2005 against Baxter Healthcare Corporation, Baxter Healthcare S.A., and Baxter International Inc. with the American Arbitration Association in Boston, Massachusetts. The demand alleges that the Baxter parties breached their obligations under the parties’ technology development agreement related to pathogen inactivation. In January 2007, Baxter reached a settlement with Haemonetics resolving this matter, which was within the company’s reserve level and did not require a material payment from Baxter.

Product Liability
Mammary Implant Litigation
The company is currently a defendant in various courts in a number of lawsuits seeking damages for injuries of various types allegedly caused by silicone mammary implants previously manufactured by the Heyer-Schulte division of American Hospital Supply Corporation (AHSC). AHSC, which was acquired by Baxter in 1985, divested its Heyer-Schulte division in 1984. The majority of the claims and lawsuits against the company have been resolved. After concluding a class action settlement with a large group of U.S. claimants, the company will continue to participate in the resolution of class member claims, for which reserves have been established, until 2010. In addition, as of December 31, 2006, Baxter remains a defendant or co-defendant in approximately 30 lawsuits relating to mammary implants brought by claimants who have opted out of, or are not bound by, the class settlement. The company has also established reserves for these lawsuits. Baxter believes that a substantial portion of its liability and defense costs for mammary implant litigation may be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer insolvency.

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

After concluding a class action settlement with a group of U.S. claimants for whom all eligible claims have been paid, Baxter remained as a defendant in approximately 95 lawsuits and subject to approximately 125 additional claims. Among the lawsuits, the company and other manufacturers have been named as defendants in approximately 70 lawsuits pending or expected to be transferred to the U.S.D.C. for the Northern District of Illinois on behalf of claimants, who are primarily non-U.S. residents, seeking unspecified damages for HIV or Hepatitis C infections from their use of plasma-based factor concentrates. In March 2005, the District Court denied plaintiff’s motion to certify purported classes. Thereafter, plaintiffs have filed additional lawsuits on behalf of individual claimants outside of the U.S. In December 2005, the District Court granted defendants’ motion to return U.K. claimants to their home jurisdiction. That matter is on appeal.

In addition, through its 1996 acquisition of Immuno International AG (Immuno), the company has unsettled claims and lawsuits for damages for injuries allegedly caused by Immuno’s plasma-based therapies. The typical claim alleges that the individual with hemophilia was infected with HIV or Hepatitis C by factor concentrates. Additionally, the company has received notice of a number of claims arising from Immuno’s vaccines and other biologically derived therapies.

The company believes that a substantial portion of the liability and defense costs related to its plasma-based therapies litigation may be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer insolvency.

Althane Dialyzers Litigation
Baxter was named as a defendant in a number of civil cases seeking unspecified damages for alleged injury or death from exposure to Baxter’s Althane series of dialyzers, which were withdrawn from the market in 2001. All of these suits have been resolved. The Spanish Ministry of Health has previously raised a claim, but a suit has not been filed. Currently, the U.S. government is investigating Baxter’s withdrawal of the dialyzers from the market. In December 2002, Baxter received a subpoena to provide documents to the U.S. Department of Justice and has cooperated fully with the investigation.

Vaccines Litigation
As of December 31, 2006, the company has been named as a defendant, along with others, in approximately 125 lawsuits filed in various state and U.S. federal courts, seeking damages, injunctive relief and medical monitoring for claimants alleged to have contracted autism or attention deficit disorders as a result of exposure to vaccines for childhood diseases containing the preservative, thimerosal. These vaccines were formerly manufactured and sold by North American Vaccine, Inc., which was acquired by Baxter in June 2000, as well as by other companies.

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

Securities Laws
In August 2002, six purported class action lawsuits were filed in the U.S.D.C. for the Northern District of Illinois naming Baxter and its then Chief Executive Officer and then Chief Financial Officer as defendants. These lawsuits, which were consolidated, alleged that the defendants violated the federal securities laws by making misleading statements regarding the company’s financial guidance that allegedly caused Baxter common stock to trade at inflated levels. The Court of Appeals for the Seventh Circuit reversed a trial court order granting Baxter’s motion to dismiss the complaint and the U.S. Supreme Court declined to grant certiorari in March 2005. In February 2006, the trial court denied Baxter’s motion for judgment on the pleadings. The court twice has denied Plaintiffs’ request for certification of a class action based on the inadequacy of their class representatives, but allowed Plaintiffs a final chance to find new ones. In October 2006, separate plaintiffs’ law firms identified new, different proposed class representatives, but in January 2007, the trial court found both new proposed class representatives to be inadequate, effectively ending the suit as a class action. In October 2004, a purported class action was filed in the same court against Baxter and its current Chief Executive Officer and then current Chief Financial Officer and their predecessors for alleged violations of the Employee Retirement Income Security Act of 1974, as amended. Plaintiff alleges that these defendants, along with the Administrative and Investment Committees of the company’s 401(k) plans, breached their fiduciary duties to the plan participants by offering Baxter common stock as an investment option in each of the plans during the period of January 2001 to October 2004. Plaintiff alleges that Baxter common stock traded at artificially inflated prices during this period and seeks unspecified damages and declaratory and equitable relief. In March 2006, the trial court certified a class of plan participants who elected to acquire Baxter common stock through the plans between January 2001 and the present. The court denied defendants’ motion to dismiss but has allowed Baxter to seek an interlocutory appeal of the decision, which Baxter has done. Discovery has begun in this matter.

In July 2004, a series of four purported class action lawsuits, now consolidated, were filed in the U.S.D.C. for the Northern District of Illinois, in connection with the company’s restatement of its consolidated financial statements, previously announced in July 2004, naming Baxter and its current Chief Executive Officer and then current Chief Financial Officer and their predecessors as defendants. The lawsuits allege that the defendants violated the federal securities laws by making false and misleading statements regarding the company’s financial results, which allegedly caused Baxter common stock to trade at inflated levels during the period between April 2001 and July 2004. As of December 2005, the District Court had dismissed the last of the remaining actions. The matter is on appeal. In August and September 2004, three plaintiffs raised similar allegations based on breach of fiduciary duty in separate derivative actions filed against members of the company’s management and directors and consolidated in the Circuit Court of Cook County Illinois. The Circuit Court dismissed those claims in December 2005 on defendants’ motion, and the time for the plaintiffs to appeal has expired. One of the plaintiffs thereafter sent to the company’s board of directors a letter demanding that the company take action to recover sums paid to certain directors and employees, which demand the board of directors has taken under advisement.

Other
On August 11, 2006, Genetics Institute, LLC, a subsidiary of Wyeth Corporation, filed a lawsuit in Delaware Chancery Court seeking damages and injunctive relief to compel the company to produce and sell RECOMBINATE made from the bulk recombinant factor VIII that had been manufactured by Genetics Institute and purchased by the company pursuant to a now-terminated 2001 supply agreement between the parties, and to pay Genetics Institute a portion of the profits that would be realized from sales of RECOMBINATE made from such bulk. In January 2007, the parties resolved this matter pursuant to terms facilitating the sale of the factor VIII inventory.

On October 12, 2005 the United States filed a complaint in the U.S.D.C. for the Northern District of Illinois to affect the seizure of COLLEAGUE and SYNDEO pumps that were on hold in Northern Illinois. Customer-owned pumps were not affected. On June 29, 2006, Baxter Healthcare Corporation, a direct wholly-owned subsidiary of Baxter, entered into a Consent Decree for Condemnation and Permanent Injunction with the United States to resolve this seizure litigation. The Consent Decree also outlines the steps the company must take to resume sales of new pumps in the United States. Additional third party claims may be filed in connection with the COLLEAGUE matter.

The company is a defendant, along with others, in over 50 lawsuits brought in various state and U.S. federal courts, which allege that Baxter and other defendants reported artificially inflated average wholesale prices for Medicare and Medicaid eligible drugs. These cases have been brought by private parties on behalf of various purported classes of purchasers of Medicare and Medicaid eligible drugs, as well as by state attorneys general. A number of these cases were consolidated in the U.S.D.C. for the District of Massachusetts for pretrial case management under Multi District Litigation rules. The lawsuits against Baxter include a number of cases brought by state attorneys general and New York entities, which seek unspecified damages, injunctive relief, civil penalties, disgorgement, forfeiture and restitution. In June 2006, Baxter settled the claims brought by the Texas Attorney General related to the unique requirements of the Texas reimbursement system. Various state and federal agencies are conducting civil investigations into the marketing and pricing practices of Baxter and others with respect to Medicare and Medicaid reimbursement. These investigations may result in additional cases being filed by various state attorneys general.

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11
SEGMENT INFORMATION

Baxter operates in three segments, each of which is a strategic business that is managed separately because each business develops, manufactures and sells distinct products and services. The segments and a description of their products and services are as follows:

The BioScience business is a manufacturer of plasma-based and recombinant proteins used to treat hemophilia. Other products include plasma-based therapies to treat immune disorders, alpha 1-antitrypsin deficiency and other chronic blood-related conditions; albumin, used to treat burns and shock; products for regenerative medicine, such as proteins used in hemostasis, wound-sealing and tissue regeneration, and products used in adult stem-cell therapies; and vaccines. In addition, the business manufactures manual and automated blood and blood-component separation and collection systems (the Transfusion Therapies business). Refer to Note 3 regarding the company’s October 2, 2006 agreement to sell substantially all of the assets and liabilities of the Transfusion Therapies business.

The Medication Delivery business is a manufacturer of products used to deliver fluids and drugs to patients. These include intravenous (IV) solutions and administration sets, pre-mixed drugs and drug-reconstitution systems, pre-filled vials and syringes for injectable drugs, and electronic infusion devices. The business also provides IV nutrition products, inhalation anesthetics for general anesthesia, contract manufacturing services, and drug formulation and packaging technologies.

The Renal business is a manufacturer of products for peritoneal dialysis (PD), a home therapy for people with irreversible kidney failure who require renal replacement therapy. These products include PD solutions and related supplies to help patients manually perform solution exchanges, as well as automated PD cyclers that provide therapy to patients overnight. The business also distributes products for hemodialysis, which is generally conducted in a hospital or clinic.

The company uses more than one measurement and multiple views of data to measure segment performance and to allocate resources to the segments. However, the dominant measurements are consistent with the company’s consolidated financial statements and, accordingly, are reported on the same basis herein. The company evaluates the performance of its segments and allocates resources to them primarily based on pre-tax income along with cash flows and overall economic returns. Intersegment sales are generally accounted for at amounts comparable to sales to unaffiliated customers, and are eliminated in consolidation. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies in Note 1.

Certain items are maintained at the corporate level (Corporate) and are not allocated to the segments. They primarily include most of the company’s debt and cash and equivalents and related net interest expense, corporate headquarters costs, certain non-strategic investments and related income and expense, certain nonrecurring gains and losses, certain special charges (such as restructuring and certain asset impairments), deferred income taxes, certain foreign currency fluctuations, certain employee benefit plan costs, stock compensation, the majority of the foreign currency and interest rate hedging activities, and certain litigation liabilities and related insurance receivables. With respect to depreciation and amortization and expenditures for long-lived assets, the difference between the segment totals and the consolidated totals principally relate to assets maintained at Corporate.

The special charges in 2006 and 2005 relating to infusion pumps are reflected in the Medication Delivery segment’s pre-tax income in the table below. The special charge in 2005 relating to hemodialysis instruments is reflected in the Renal segment’s pre-tax income in the table below. Refer to Note 4 for further information.

Segment Information

		Medication
as of and for the years ended December 31 (in millions)	BioScience	Delivery	Renal	Other	Total

2006
Net sales	$4,396	$3,917	$2,065	$—	$10,378
Depreciation and amortization	181	219	122	53	575
Pre-tax income (loss)	1,473	559	368	(654)	1,746
Assets	4,194	4,599	1,541	4,352	14,686
Capital expenditures	129	244	106	47	526

2005
Net sales	$3,852	$3,990	$2,007	$—	$9,849
Depreciation and amortization	179	215	119	67	580
Pre-tax income (loss)	1,012	588	324	(480)	1,444
Assets	4,112	4,279	1,569	2,767	12,727
Capital expenditures	141	184	93	26	444

2004
Net sales	$3,504	$4,047	$1,958	$—	$9,509
Depreciation and amortization	184	209	116	92	601
Pre-tax income (loss)	711	751	361	(1,393)	430
Assets	4,557	4,421	1,815	3,354	14,147
Capital expenditures	169	236	122	31	558

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

Pre-Tax Income Reconciliation

years ended December 31 (in millions)	2006	2005	2004

Total pre-tax income from segments	$2,400	$1,924	$1,823
Unallocated amounts
Restructuring income (charges)	—	109	(543)
Net interest expense	(34)	(118)	(99)
Certain foreign exchange fluctuations and hedging activities	(41)	(82)	(103)
Other special charges	—	—	(289)
Costs relating to early extinguishment of debt	—	(17)	—
Stock compensation	(94)	(9)	(15)
Other Corporate items	(485)	(363)	(344)

Consolidated income from continuing operations before income taxes	$1,746	$1,444	$430

Assets Reconciliation

as of December 31 (in millions)	2006	2005

Total segment assets	$10,334	$9,960
Cash and equivalents	2,485	841
Deferred income taxes	1,167	1,039
Insurance receivables	79	96
PP&E, net	245	249
Other Corporate assets	376	542

Consolidated total assets	$14,686	$12,727

Geographic Information
Net sales are based on product shipment destination and assets are based on physical location.

years ended December 31 (in millions)	2006	2005	2004

Net sales
United States	$4,589	$4,383	$4,460
Europe	3,255	3,096	2,846
Latin America	806	771	672
Japan	372	417	415
Canada	373	338	297
Asia & other countries	983	844	819

Consolidated net sales	$10,378	$9,849	$9,509

as of December 31 (in millions)	2006	2005	2004

Total assets
United States	$7,121	$5,714	$5,984
Europe	5,051	4,535	5,641
Latin America	1,292	1,130	1,153
Japan	253	269	327
Canada	183	163	177
Asia & other countries	786	916	865

Consolidated total assets	$14,686	$12,727	$14,147

as of December 31 (in millions)	2006	2005	2004

PP&E, net
United States	$1,747	$1,826	$2,145
Austria	502	457	517
Other countries	1,980	1,861	1,707

Consolidated PP&E, net	$4,229	$4,144	$4,369

Significant Product Sales
The following is a summary of net sales as a percentage of consolidated net sales for the company’s principal product lines.

years ended December 31 (in millions)	2006	2005	2004

Recombinants	16%	16%	14%
Plasma Proteins[1]	8%	10%	11%
Peritoneal Dialysis Therapies	16%	16%	15%
IV Therapies[2]	12%	12%	12%
Anesthesia and Injectable Drugs	9%	10%	11%

[1]	Includes plasma-derived hemophilia (FVII, FVIII, FIX and FEIBA), albumin and other plasma-based products. Excludes antibody therapies.
[2]	Principally includes intravenous solutions and nutritional products.

NOTES to CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12
QUARTERLY FINANCIAL RESULTS AND MARKET FOR THE COMPANY’S STOCK (UNAUDITED)

	First	Second	Third	Fourth
years ended December 31 (in millions, except per share data)	quarter	quarter	quarter	quarter	Full year

2006
Net sales	$2,409	$2,649	$2,557	$2,763	$10,378
Gross profit	1,052	1,155	1,215	1,315	4,737
Income from continuing operations[1]	282	309	374	433	1,398
Net income[1]	282	309	374	431	1,397
Per common share
Income from continuing operations[1]
Basic	0.44	0.47	0.58	0.66	2.15
Diluted	0.43	0.47	0.57	0.66	2.13
Net income[1]
Basic	0.44	0.47	0.58	0.66	2.15
Diluted	0.43	0.47	0.57	0.66	2.13
Dividends declared	—	—	—	0.582	0.582
Market price
High	39.43	38.93	45.56	47.21	47.21
Low	35.45	36.24	36.43	43.56	35.45

2005
Net sales	$2,383	$2,577	$2,398	$2,491	$9,849
Gross profit	969	1,036	1,009	1,079	4,093
Income from continuing operations[2]	224	324	116	294	958
Net income[2]	226	322	116	292	956
Per common share
Income from continuing operations[2]
Basic	0.36	0.52	0.19	0.47	1.54
Diluted	0.36	0.51	0.18	0.46	1.52
Net income[2]
Basic	0.37	0.52	0.19	0.47	1.54
Diluted	0.36	0.51	0.18	0.46	1.52
Dividends declared	—	—	—	0.582	0.582
Market price
High	36.24	38.00	40.95	40.04	40.95
Low	33.37	33.73	37.08	36.59	33.37

[1]	The second quarter of 2006 includes a $76 million pre-tax charge relating to the Medication Delivery segment’s COLLEAGUE and SYNDEO infusion pumps. Refer to Note 4 for further information.

[2]	The second and fourth quarters of 2005 include $77 million and $49 million, respectively, of pre-tax charges relating to certain Medication Delivery segment infusion pumps.
The third and fourth quarters of 2005 includes $28 million and $22 million, respectively, of pre-tax charges associated with the Renal segment’s discontinuance of the manufacturing of hemodialysis instruments.
The second and third quarters of 2005 include $104 million and $5 million, respectively, of pre-tax benefits relating to the adjustment of the company’s restructuring reserves.
Refer to Note 4 for further information.

Baxter common stock is listed on the New York, Chicago and SWX Swiss stock exchanges. The New York Stock Exchange is the principal market on which the company’s common stock is traded. At January 31, 2007, there were 49,801 holders of record of the company’s common stock.

DIRECTORS and OFFICERS

Board of Directors
Walter E. Boomer
Former Chairman and Chief Executive Officer
Rogers Corporation

Blake E. Devitt
Former Senior Audit Partner and Director,
Pharmaceutical and Medical Device
Industry Practice
Ernst & Young LLP

John D. Forsyth
Chairman and Chief Executive Officer
Wellmark Blue Cross Blue Shield

Gail D. Fosler
Executive Vice President and Chief Economist
The Conference Board

James R. Gavin III, M.D., Ph.D.
President and Chief Executive Officer
MicroIslet, Inc.

Peter S. Hellman
President, Chief Financial and Administrative Officer
Nordson Corporation

Joseph B. Martin, M.D., Ph.D.
Dean of the Faculty of Medicine
Harvard Medical School

Robert L. Parkinson, Jr.
Chairman and Chief Executive Officer
Baxter International Inc.

Carole J. Shapazian
Former Executive Vice President
Maytag Corporation

Thomas T. Stallkamp
Industrial Partner
Ripplewood Holdings L.L.C.

Kees J. Storm
Former Chairman of the Executive Board
AEGON N.V. (The Netherlands)

Albert P.L. Stroucken
Chairman, President and Chief Executive Officer
Owens-Illinois, Inc.

Executive Management
Joy A. Amundson*
President, BioScience

Peter J. Arduini*
President, Medication Delivery

Michael J. Baughman
Controller

Robert M. Davis*
Chief Financial Officer

J. Michael Gatling*
Vice President, Global Manufacturing Operations

John J. Greisch*
President, International

Robert J. Hombach
Treasurer

Gerald Lema
President, Asia Pacific

Susan R. Lichtenstein*
General Counsel

Jeanne K. Mason*
Vice President, Human Resources

Bruce H. McGillivray*
President, Renal

Peter Nicklin
President, Europe

Robert L. Parkinson, Jr.*
Chairman and Chief Executive Officer

Norbert G. Riedel, Ph.D.*
Chief Scientific Officer

David P. Scharf
Corporate Secretary

Karenann K. Terrell*
Chief Information Officer

Cheryl L. White*
Vice President, Quality

* executive officer

COMPANY INFORMATION

Corporate Headquarters
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633
Telephone: (847) 948-2000
Website: www.baxter.com

Stock Exchange Listings
The New York Stock Exchange is the principal market on which the company’s common stock is traded (Ticker Symbol: BAX).
Baxter International Inc. common stock is also listed on the Chicago and SWX Swiss stock exchanges.

Annual Meeting
The 2007 Annual Meeting of Shareholders will be held on Tuesday, May 1, at 10:30 a.m. at the Chicago Cultural Center, located at 78 East Washington in Chicago, Illinois.

Transfer Agent and Registrar
Correspondence concerning Baxter International Inc. common stock holdings, lost or missing certificates or dividend checks, duplicate mailing or changes of address should be directed to:

Baxter International Inc. Common Stock
Computershare Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Telephone: (888) 359-8645
Hearing Impaired Telephone: (800) 952-9245
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
Providence, RI 02940-3081
Telephone: (888) 359-8645
Website: www.computershare.com

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP, Chicago, IL

Information Resources
Please visit Baxter’s website for information on the company and its products and services.

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

Investor Relations
Securities analysts, investment professionals and investors seeking additional investor information should contact:

Mary Kay Ladone	Clare Trachtman
Vice President, Investor Relations	Manager, Investor Relations
Telephone: (847) 948-3371	Telephone: (847) 948-3085
Fax: (847) 948-4498	Fax: (847) 948-4498

Customer Inquiries
Customers who would like general information about Baxter’s products and services may call the Center for One Baxter toll free in the United States at (800) 422-9837 or by dialing (847) 948-4770.

Form 10-K and Other Reports
A paper copy of the company’s Form 10-K for the year ended December 31, 2006, may be obtained without charge by writing to Baxter International Inc., Investor Relations, One Baxter Parkway, Deerfield, IL 60015-4633. A copy of the company’s Form 10-K and other filings with the U.S. Securities and Exchange Commission (SEC) may be obtained from the SEC’s website at www.sec.gov or the company’s website at www.baxter.com

® Baxter International Inc., 2007. All rights reserved. References in this report to Baxter are intended to refer collectively to Baxter International Inc. and its U.S. and international subsidiaries.

Baxter has filed certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the company’s public disclosure as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2006. Baxter’s Chief Executive Officer also has submitted to the New York Stock Exchange an annual certification stating that he is not aware of any violation by the company of the New York Stock Exchange corporate governance listing standards.

ADVATE, ALYX, AMICUS, ARALAST, AVIVA, BAXJECT, Baxter, COLLEAGUE, EPOMAX, EXTRANEAL, FEIBA, FLEXBUMIN, FLOSEAL, FORANE, GAMMAGARD, HEMOFIL, HOMECHOICE, HYLENEX, ISOLEX, KIOVIG, Neis Vac-C, NUTRINEAL, PHYSIONEAL, PLASMA-VAC, PreFluCel, PROMAXX, RECOMBINATE, SUPRANE, SYNDEO, TISSEEL, XENIUM and 6060 are trademarks of Baxter International Inc. and its affiliates. Other company, product and service names may be trademarks or service marks of others.

 Printed on Recycled Paper

FIVE-YEAR SUMMARY of SELECTED FINANCIAL DATA

as of or for the years ended December 31		2006	[1,6]	2005	[2,6]	2004	[3,6]	2003	[4,6]	2002	[5,6]

Operating Results	Net sales	$10,378		9,849		9,509		8,904		8,099
(in millions)	Income from continuing operations before cumulative effect of accounting changes	$1,398		958		383		907		1,026
	Depreciation and amortization	$575		580		601		547		440
	Research and development expenses[7]	$614		533		517		553		501

Balance Sheet and	Capital expenditures	$526		444		558		792		852
Cash Flow Information	Total assets	$14,686		12,727		14,147		13,707		12,428
(in millions)	Long-term debt and lease obligations	$2,567		2,414		3,933		4,421		4,398

Common Stock Information	Average number of common shares outstanding (in millions)[8]	651		622		614		599		600
	Income from continuing operations before cumulative effect of accounting changes per common share
	Basic	$2.15		1.54		0.62		1.51		1.71
	Diluted	$2.13		1.52		0.62		1.50		1.66
	Cash dividends declared per common share	$0.582		0.582		0.582		0.582		0.582
	Year-end market price per common share	$46.39		37.65		34.54		30.52		28.00

Other Information	Total shareholder return[9]	24.8%		10.7%		15.1%		11.1%		(46.7%	)
	Common shareholders of record at year-end	49,097		58,247		61,298		63,342		62,996

[1]	Income from continuing operations includes a pre-tax charge of $76 million relating to infusion pumps.
[2]	Income from continuing operations includes a pre-tax benefit of $109 million relating to restructuring charge adjustments, pre-tax charges of $126 million relating to infusion pumps, and a pre-tax charge of $50 million relating to the exit of hemodialysis instrument manufacturing.
[3]	Income from continuing operations includes a pre-tax restructuring charge of $543 million and pre-tax other special charges of $289 million.
[4]	Income from continuing operations includes a pre-tax restructuring charge of $337 million.
[5]	Income from continuing operations includes pre-tax in-process research and development (IPR&D) charges of $163 million and a pre-tax research and development (R&D) prioritization charge of $26 million.
[6]	Refer to the notes to the consolidated financial statements for information regarding other charges and income items.
[7]	Excludes pre-tax charges for IPR&D and a pre-tax special charge to prioritize certain of the company’s R&D programs, as applicable in each year.
[8]	Excludes common stock equivalents.
[9]	Represents the total of appreciation in market price plus cash dividends declared on common shares.

PERFORMANCE GRAPHS

The following graphs compare the change in Baxter’s cumulative total shareholder return on its common stock with the Standard & Poor’s 500 Composite Index and the Standard & Poor’s 500 Health Care Index as of December 31 of each year.