Form 10-K, Exhibit 13
period 2007-12-31
BAXTER INTERNATIONAL INC
filed 2008-02-26
CIK 10456

Management’s Discussion and Analysis

The following commentary should be read in conjunction with the consolidated financial statements and accompanying notes.

EXECUTIVE OVERVIEW

Description of the Company and Business Segments
Baxter International Inc. (Baxter or the company) develops, manufactures and markets products that save and sustain the lives of people with hemophilia, immune disorders, cancer, infectious diseases, kidney disease, trauma, and other chronic and acute medical conditions. As a global, diversified healthcare company, Baxter applies a unique combination of expertise in medical devices, pharmaceuticals and biotechnology to create products that advance patient care worldwide. The company operates in three segments. BioScience manufactures recombinant and plasma-based proteins to treat hemophilia and other bleeding disorders, plasma-based therapies to treat immune deficiencies, biosurgery and other products for regenerative medicine, and vaccines. Medication Delivery manufactures intravenous (IV) solutions and administration sets, premixed drugs and drug-reconstitution systems, pre-filled vials and syringes for injectable drugs, IV nutrition products, infusion pumps, and inhalation anesthetics, as well as products and services related to drug formulation and enhanced packaging technologies. Renal provides products to treat end-stage renal disease, or irreversible kidney failure. The business manufactures solutions and other products for peritoneal dialysis (PD), a home-based therapy, and also distributes products for hemodialysis (HD), which is generally conducted in a hospital or clinic.

Baxter has approximately 46,000 employees and conducts business in over 100 countries. The company generates more than 55% of its revenues outside the United States, and maintains manufacturing and distribution facilities in a number of locations in the United States, Europe, Canada, Asia, Latin America and Australia. Baxter competes with companies both large and small throughout the world, with substantial competition across all product lines. The development of new and improved products is important to the company’s continued growth and success in all areas of its business.

Financial Review
Net income for 2007 totaled $1.7 billion, or $2.61 per diluted share, increasing 22% and 23%, respectively, compared to the prior year. Results of operations for 2007 included certain special charges associated with litigation, restructuring and acquired in-process and collaboration research and development (IPR&D), as further described below. As also discussed below, results of operations for 2006 included a special charge associated with the company’s COLLEAGUE infusion pumps. The increase in earnings in 2007 was generated by higher sales (increasing 9%) and improved margins (increasing from 45.6% to 49.0%), and was after investing $760 million in research and development (R&D) during the year, an increase of 24% (including $61 million of IPR&D charges). The company obtained approval for or launched more than a dozen new products and therapies in 2007, and achieved a number of important business and scientific milestones. Several significant new collaborations were entered into during the year and the company continued to make substantial progress on many ongoing R&D pipeline initiatives. Significant collaborations and projects included advancements in the company’s pipeline of specialty plasma therapeutics, hemophilia therapies and other recombinant products, the adult stem-cell program and other initiatives in regenerative medicine, as detailed in the R&D section below.

The company’s global net sales totaled $11.3 billion in 2007, increasing 9% as compared to 2006, including 5 percentage points of benefit relating to foreign currency fluctuations. Sales within the United States totaled over $4.8 billion, an increase of 5% over the prior year, and international sales totaled over $6.4 billion, increasing 11% as compared to the prior year, including 7 percentage points of benefit relating to foreign currency fluctuations. Net sales for all three segments grew in 2007, with revenues in BioScience increasing 6% (18% excluding sales in the Transfusion Therapies (TT) business, which was divested on February 28, 2007), revenues in Medication Delivery increasing 8% and revenues in Renal increasing 8%. Sales growth was strong across a number of product lines, as further detailed in the business sales discussions below.

The company’s financial position remains very strong, with net cash provided by operating activities totaling $2.3 billion in 2007, increasing 6% compared to the prior year. At December 31, 2007, Baxter had $2.5 billion in cash and equivalents, and short- and long-term debt totaled $3.1 billion, with net debt of $550 million representing 8% of shareholders’ equity. The company’s credit ratings were upgraded by Standard & Poors, Fitch and Moody’s during 2007. Strong cash flow generation provided the company with the flexibility to return value to its shareholders through continued investment in its businesses, including increased R&D investments, business development initiatives, and capital improvements. The company also increased share repurchases and dividends during the year. During 2007, the company repurchased 34 million shares of common stock for $1.9 billion. The company paid cash dividends to its shareholders totaling over $700 million, an increase of $340 million compared to the prior year, a result of paying the 2006 annual dividend in January,

Management’s Discussion and Analysis

reinstituting a quarterly schedule for payment of dividends in April, and increasing the annual dividend rate for 2007 by 15 percent. The board of directors reevaluates the dividend from time to time, and in late 2007, the board of directors declared a quarterly dividend, which was paid in January 2008, with such dividend representing a 30% increase over the previous quarterly rate.

Strategic Objectives
The company is focused on successfully executing its strategies and continuing to build shareholder value. Baxter’s key objectives include optimizing the current product portfolio; growing with discipline, focusing on gross margin expansion; driving further improvements in working capital, and generating strong cash flow; and continuing to execute against a consistent and disciplined capital allocation framework. The company’s ability to sustain long-term growth depends on its ability to successfully execute its strategies, while also managing the competitive environment and other risk factors described under the captions “Item 1. Business” and “Item 1A. Risk Factors” in the company’s Form 10-K for the year ended December 31, 2007.

To improve gross margins, the company is upgrading its product mix with differentiated and specialty products, enhancing pricing, focusing promotional efforts, improving costs and yields, and divesting lower-margin businesses. In 2007, Baxter’s gross margin of 49.0% improved by 3.4 percentage points compared to 2006 as the company executed these strategies.

Baxter’s strategy also includes driving growth through geographic expansion. In 2007, the company finalized a joint venture agreement in China for a parenteral nutrition products franchise. This venture will allow the company to improve access to care by expanding the availability of Baxter’s innovative parenteral nutrition products to patients, physicians and pharmacists in the region, and reflects the importance of China to Baxter’s continued geographic expansion and growth. The company also continues to increase the number of patients who use its PD products, particularly in developing countries. Baxter continues to obtain European and other regulatory approvals and launch its products outside the United States, as detailed below in the R&D section. As noted above, Baxter generates more than half of its revenues outside the United States, and geographic expansion will remain a focus.

Facilitated by the strong cash flows generated from the company’s base operations, Baxter is increasing R&D initiatives and accelerating business development activities. The company completed a number of significant acquisitions and collaborations during 2007. The company acquired substantially all of the assets of MAAS Medical, LLC (MAAS Medical), which will expand Baxter’s R&D capabilities in the development of infusion systems and related technologies. The company also entered into a collaboration with HHD, LLC (HHD) and DEKA Products Limited Partnership and DEKA Research and Development Corp. (collectively, DEKA) to develop a next-generation home HD machine, highlighting Baxter’s ongoing commitment to innovation in end-stage renal disease treatment and providing the company with the opportunity to offer two forms of at-home dialysis, PD and home HD. In addition, Baxter entered into two arrangements with Halozyme Therapeutics, Inc. (Halozyme) during the year. One involves the use of Halozyme’s HYLENEX recombinant (hyaluronidase human injection), a subcutaneous delivery technology to enhance the absorption of injectable fluids and drugs, with Baxter’s proprietary and non-proprietary small molecule drugs. The other involves the use of Halozyme’s Enhanze technology in the development of a subcutaneous route of administration for Baxter’s liquid formulation of IGIV (immune globulin intravenous), which is used to treat immune deficiencies. The company also expanded its relationship with Nektar Therapeutics (Nektar) during 2007 to include the use of Nektar’s PEGylation technology in the development of longer-acting forms of blood clotting proteins, with an objective of reducing the frequency of injections required to treat blood-clotting disorders. Finally, Baxter entered into a collaboration to market and distribute in the United States, upon U.S. Food and Drug Administration (FDA) approval, Nycomed Pharma AS’s (Nycomed) TachoSil patch, which is a fixed combination of a collagen patch coated with human thrombin and fibrinogen, and can be used in a variety of surgical procedures to seal tissue and control bleeding.

In 2008, the company plans to continue to pursue select acquisitions, collaborations and alliances as part of the execution of its long-term growth strategy. Baxter plans to continue to make substantial investments in its R&D pipeline, with a focus on increasing R&D productivity and innovation. The company plans to continue to enhance the prioritization, management and approval of R&D projects, nurture an environment that rewards science and innovation, and leverage the company’s core strengths to expand into new therapeutic areas. This involves disciplined prioritization and product development processes to ensure that R&D expenditures match business growth strategies and key financial return metrics.

While investing for the future in R&D and other new business development initiatives, the company will also continue to focus on examining the company’s operations to identify cost-improvement measures, with a view to continually reallocate resources to support Baxter’s growth initiatives. While managing general and administrative costs, the company will continue to invest in select marketing programs, directing the promotional focus toward higher-growth and higher-margin products.

Management’s Discussion and Analysis

RESULTS OF OPERATIONS

Net Sales

				Percent change
years ended December 31 (in millions)	2007	2006	2005	2007	2006

BioScience	$4,649	$4,396	$3,852	6%	14%
Medication Delivery	4,231	3,917	3,990	8%	(2%	)
Renal	2,239	2,065	2,007	8%	3%
Transition services to Fenwal Inc.	144	—	—	n/a	n/a

Total net sales	$11,263	$10,378	$9,849	9%	5%

				Percent change
years ended December 31 (in millions)	2007	2006	2005	2007	2006

United States	$4,820	$4,589	$4,383	5%	5%
International	6,443	5,789	5,466	11%	6%

Total net sales	$11,263	$10,378	$9,849	9%	5%

In 2007, foreign exchange benefited sales growth by 5 percentage points, primarily because the U.S. Dollar weakened relative to the Euro. Foreign exchange did not have a material impact on sales growth in 2006.

Certain reclassifications have been made to the prior year sales by product line data in the BioScience and Medication Delivery segments to conform to the current year presentation. For BioScience, sales of recombinant FIX (BeneFIX), which were previously reported in Recombinants, are now reported in Other. Sales of BeneFIX, which the company marketed for Wyeth outside of the United States, ceased when the company transferred marketing and distribution rights back to Wyeth as of June 30, 2007. The BioSurgery product line is now referred to as Regenerative Medicine. For Medication Delivery, sales of generic injectables, previously included in Anesthesia, are now included in Global Injectables, which was previously referred to as Drug Delivery. There were no sales reclassifications between business segments.

BioScience  Net sales in the BioScience segment increased 6% in 2007 and 14% in 2006 (with a 4 percentage point favorable impact in 2007 and no impact from foreign currency fluctuations in 2006).

The following is a summary of sales by significant product line.

				Percent change
years ended December 31 (in millions)	2007	2006	2005	2007		2006

Recombinants	$1,714	$1,523	$1,367	13%		11%
Plasma Proteins	1,015	881	709	15%		24%
Antibody Therapy	985	785	452	25%		74%
Regenerative Medicine	346	298	266	16%		12%
Transfusion Therapies	79	516	547	(85%	)	(6%	)
Other	510	393	511	30%		(23%	)

Total net sales	$4,649	$4,396	$3,852	6%		14%

Recombinants
The primary driver of sales growth in the Recombinants product line during both 2007 and 2006 was increased sales volume of the company’s advanced recombinant therapy, ADVATE (Antihemophilic Factor (Recombinant), Plasma/Albumin-Free Method) rAHF-PFM, which is used in the treatment of hemophilia A, a bleeding disorder caused by a deficiency in blood clotting factor VIII. Sales growth of ADVATE was fueled by the continuing adoption of this therapy by customers, with strong patient conversion in both the United States and international markets, and increased demand for new dosage forms that reduce both the volume of drug and infusion time required for hemophilia patients needing high doses of factor VIII. Sales of ADVATE exceeded $1.2 billion in 2007.

Management’s Discussion and Analysis

Plasma Proteins
Plasma Proteins include specialty therapeutics, such as FEIBA, an anti-inhibitor coagulant complex, and ARALAST (alpha 1-proteinase inhibitor (human)) for the treatment of hereditary emphysema, plasma-derived hemophilia treatments and albumin. Sales growth in 2007 and 2006 was driven by strong volume growth of FEIBA and several other plasma protein products. Also contributing to the sales growth in 2007 were improved pricing of albumin in the United States, the continuing launch of FLEXBUMIN [Albumin (Human)] (an albumin therapy packaged in flexible containers) in the United States, and strong sales of plasma-derived factor VIII. The increase in sales in 2006 was also due to increased volume resulting from the 2005 plasma procurement agreement with the American Red Cross (ARC). Effective at the beginning of the third quarter of 2005, the company and the ARC terminated their contract manufacturing agreement (2005 revenues associated with this arrangement are reported in the Other product line) and replaced it with the plasma procurement agreement.

Antibody Therapy
Higher sales of Baxter’s liquid formulation of IGIV, used to treat immune deficiencies, contributed significantly to sales growth during both 2007 and 2006, with increased volume driven by strong global demand and patient conversion from lyophilized IGIV to the liquid formulation, and continuing improvements in pricing in the United States and Europe. The liquid formulation of IGIV was launched in the United States in September 2005. Sales of WinRho SDF [Rho(D) Immune Globulin Intravenous (Human)], used to treat a critical bleeding disorder, also contributed to the product line’s sales growth in 2006. The company acquired the U.S. marketing and distribution rights to this product at the end of the first quarter of 2005, and launched the liquid formulation of WinRho during the first quarter of 2006.

Regenerative Medicine
This product line principally includes plasma-based and non-plasma-based biosurgery products for hemostasis (the stoppage of bleeding), wound-sealing and tissue regeneration. Growth in 2007 and 2006 was principally driven by increased sales volume of the company’s FLOSEAL and COSEAL sealants.

Transfusion Therapies
The TT product line included products and systems for use in the collection and preparation of blood and blood components. On February 28, 2007, the company sold substantially all of the assets and liabilities of this business. Refer to Note 3 for further information. The decline in sales in this business from 2005 to 2006 was driven by consolidation by customers in the blood and plasma collection industry.

Other
The increase in sales in 2007 was principally due to higher sales of FSME-IMMUN (for the prevention of tick-borne encephalitis), NeisVac-C (for the prevention of meningitis C), and influenza vaccines for government stockpiles around the world, as well as increased milestone revenue associated with the development of a candidate pandemic vaccine and a seasonal influenza vaccine for the U.S. government. This increased revenue was partially offset by the impact of the transfer of marketing and distribution rights for BeneFIX back to Wyeth effective June 30, 2007. Sales of BeneFIX were approximately $110 million in 2007 through the June 30, 2007 transfer date and approximately $180 million in 2006. The decrease in sales in 2006 was primarily due to the decline in sales of plasma to third parties as a result of the company’s decision to exit certain lower-margin contracts and the termination of the above-mentioned contract manufacturing agreement with the ARC in mid-2005. Partially offsetting these declines in 2006 were increased sales of FSME-IMMUN and NeisVac-C.

Medication Delivery  Net sales for the Medication Delivery segment increased 8% in 2007 and decreased 2% in 2006 (with a 4 percentage point favorable impact in 2007 and no impact in 2006 from foreign currency fluctuations).

The following is a summary of sales by significant product line.

				Percent change
years ended December 31 (in millions)	2007	2006	2005	2007		2006

IV Therapies	$1,402	$1,285	$1,225	9%		5%
Global Injectables	1,504	1,453	1,568	4%		(7%	)
Infusion Systems	860	817	853	5%		(4%	)
Anesthesia	422	317	271	33%		17%
Other	43	45	73	(4%	)	(38%	)

Total net sales	$4,231	$3,917	$3,990	8%		(2%	)

Management’s Discussion and Analysis

IV Therapies
This product line principally consists of IV solutions and nutritional products. Growth in 2007 was principally driven by strong international sales of nutritional product and increased demand of IV therapy products in Asia, particularly in China, and Europe. Also impacting sales growth were modest pricing improvements for IV therapy products in the United States. Sales growth in 2006 was particularly impacted by strong sales of nutritional products outside of the United States.

Global Injectables
This product line primarily consists of the company’s pharmaceutical company partnering business, enhanced packaging, premixed drugs and generic injectables. Sales in both 2007 and 2006 benefited from growth associated with the pharmaceutical company partnering business. Partially offsetting this growth in 2007 were decreased sales of generic injectables, primarily driven by the continued decline of generic propofol due to the transfer of marketing and distribution rights for propofol back to Teva Pharmaceutical Industries Ltd. effective July 1, 2007. Sales of propofol totaled approximately $40 million in 2007 and $100 million in 2006. Partially offsetting growth in 2006 was the impact of pricing pressures from generic competition related to the expiration of the patent for Rocephin, a frozen premixed antibiotic that the company manufactured for Roche Pharmaceuticals, as well as the impact of a $10 million order in 2005 by the U.S. government related to its biodefense program.

Infusion Systems
Contributing to 2007 sales growth were increased international sales of disposable tubing sets used in the administration of IV solutions and an increase in sales of COLLEAGUE infusion pumps in all key markets outside the United States. The company stopped shipment in July 2005 of new COLLEAGUE infusion pumps as a result of certain pump design issues. Refer to Note 5 and the “Certain Regulatory Matters” section below for additional information regarding the COLLEAGUE infusion pump, including charges recorded relating to this matter. As a result of the company’s stopping shipment of new COLLEAGUE infusion pumps, there were no sales of the pumps in the last six months of 2005 or the first six months of 2006. By the end of 2006, sales of COLLEAGUE pumps had resumed in all key markets outside the United States. Sales of the COLLEAGUE pump in 2006 and 2007 were not significant.

Anesthesia
Sales growth in both 2007 and 2006 was due to strong sales of SUPRANE (desflurane, USP) and sevoflurane, which are inhaled anesthetic agents. The company continues to benefit from its position as the only global supplier of all three modern inhaled anesthetics (SUPRANE, sevoflurane and isoflurane).

Other
This category primarily includes other hospital-distributed products in international markets. The decline in sales was largely due to the continued exit of certain lower-margin distribution businesses outside the United States.

Renal  Net sales in the Renal segment increased 8% in 2007 and 3% in 2006 (with a 4 percentage point favorable impact in 2007 and no impact in 2006 from foreign currency fluctuations).

The following is a summary of sales by significant product line.

				Percent change
years ended December 31 (in millions)	2007	2006	2005	2007	2006

PD Therapy	$1,791	$1,634	$1,553	10%	5%
HD Therapy	448	431	454	4%	(5%	)

Total net sales	$2,239	$2,065	$2,007	8%	3%

PD Therapy
Peritoneal dialysis, or PD Therapy, is a dialysis treatment for end-stage renal disease. PD Therapy, which is used primarily at home, uses the peritoneal membrane, or abdominal lining, as a natural filter to remove waste from the bloodstream. The sales growth in both 2007 and 2006 was primarily driven by an increased number of patients in Latin America, Asia, particularly in China, and the United States. Increased penetration of PD Therapy products continues to be strong in emerging markets, where many people with end-stage renal disease are currently under-treated.

HD Therapy
Hemodialysis, or HD Therapy, is another form of end-stage renal disease dialysis therapy that is generally performed in a hospital or outpatient center. In HD Therapy, the patient’s blood is pumped outside the body to be cleansed of wastes and fluid using a machine and an external filter, also known as a dialyzer. The sales increase in 2007 was principally due to

Management’s Discussion and Analysis

higher revenues relating to the company’s remaining Renal Therapy Services (RTS) businesses, which operate dialysis centers in partnership with local physicians in select countries. The sales decline in 2006 was principally due to the divestiture of the RTS business in the United Kingdom in late 2006 and the divestiture of the RTS business in Taiwan in early 2005. As further discussed in Note 5, in 2005, the company decided to discontinue the manufacture of HD instruments. The decision did not have a significant impact on sales.

Transition Services to Fenwal Inc.  Net sales in this category represent revenues associated with manufacturing, distribution and other services provided by the company to Fenwal Inc. (Fenwal) subsequent to the divestiture of the TT business on February 28, 2007. See Note 3 for further information.

Gross Margin and Expense Ratios

years ended December 31 (as a percent of sales)	2007	2006	2005

Gross margin	49.0%	45.6%	41.6%
Marketing and administrative expenses	22.4%	22.0%	20.6%

Gross Margin
The improvement in gross margin in 2007 and 2006 was principally driven by an overall improvement in sales mix, with increased sales of higher-margin products. Contributing to the gross margin improvement was the continued adoption by customers of ADVATE, customer conversion to the liquid formulation of IGIV, strong sales of vaccines, improved pricing for a number of plasma protein products, manufacturing efficiencies and yield improvements. In 2006 the gross margin benefited from the impact of exiting certain lower-margin businesses during the year. Partially offsetting these improvements in both years was the impact of generic competition.

The company recorded certain special charges relating to infusion pumps and other instruments, which affected the gross margin trend over the three-year period. Included in the company’s gross margin in 2005 were $176 million of special charges, which decreased the gross margin by approximately 1.7 percentage points. The 2005 special charges consisted of $77 million related to costs associated with the COLLEAGUE infusion pump issues, $49 million related to costs associated with the withdrawal of the 6060 multi-therapy infusion pump and $50 million related to the company’s decision to discontinue the manufacture of the Renal segment’s HD instruments. Included in the gross margin in 2006 were $76 million of charges and $18 million of other costs relating to the company’s COLLEAGUE and SYNDEO infusion pumps, which decreased the gross margin by approximately 1.0 percentage point. Included in the gross margin in 2007 were $14 million of additional costs relating to the COLLEAGUE infusion pump matter. Refer to Note 5 for additional information on special charges and costs during the three-year period ended December 31, 2007.

Marketing and Administrative Expenses
The modest increase in the marketing and administrative expenses ratio in 2007 was principally due to the impact of fluctuations in foreign currency, higher stock-based compensation costs, spending relating to new marketing programs and product launches, and a charge of $56 million to establish reserves related to the average wholesale pricing litigation, as discussed in Note 11. Partially offsetting these increased costs were reduced pension plan costs, as discussed below, and the impact of stronger cost controls.

Approximately 40% of the increase in the marketing and administrative expenses ratio in 2006 related to increased stock-based compensation costs as a result of the adoption of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123-R) on January 1, 2006. Stock compensation costs continued to increase in 2007 due primarily to the higher fair value of 2007 awards, which was principally a result of the higher market price of Baxter common stock, as well as the impact of changes in the company’s stock compensation program. Refer to Note 8 for additional information. The remainder of the increase in the ratio was principally due to increased benefit plan costs, spending relating to new marketing programs and product launches, and certain reorganizational initiatives.

Pension Plan Costs
Fluctuations in pension plan costs impacted the company’s gross margin and expense ratio. Pension plan costs decreased $31 million in 2007 and increased $27 million in 2006, as detailed in Note 9. The $31 million decrease in 2007 was principally due to an increase in the interest rates used to discount the plans’ projected benefit obligations, coupled with the impact of the divestiture of the TT business, partially offset by changes in demographic assumptions and experience. The $27 million increase in 2006 was principally due to higher actuarial loss amortization expense, a change in the actuarial mortality tables used in the valuations, changes in demographics, and a decrease in the interest rate used to

Management’s Discussion and Analysis

discount certain of the international plans’ benefit obligations. Partially offsetting these factors were higher investment returns due to $574 million of contributions made to the company’s pension plans in late 2005, as well as additional contributions made during 2006.

The company’s pension plan costs are expected to decrease by approximately $15 million in 2008, from $152 million in 2007 to approximately $137 million in 2008, principally due to changes in assumptions and favorable asset returns. For the domestic plans, the discount rate will increase to 6.35% and the expected return on plan assets will remain at 8.50% for 2008. Refer to the Critical Accounting Policies section below for a discussion of how the pension plan assumptions are developed, mortality tables are selected, and actuarial losses are amortized, and the impact of these factors on pension plan expense.

Research and Development

				Percent change
years ended December 31 (in millions)	2007	2006	2005	2007	2006

Research and development expenses	$760	$614	$533	24%	15%
as a percent of sales	6.7%	5.9%	5.4%

R&D expenses increased in both 2007 and 2006, reflecting the company’s strategy to accelerate R&D investments with respect to both the company’s internal pipeline as well as collaborations with partners. FDA approvals obtained by the company in 2007 as well as the company’s other key 2007 developments are summarized below.

The 2007 R&D expense in the table above included certain IPR&D charges totaling $61 million, comprised of an $11 million charge related to the acquisition of substantially all of the assets of MAAS Medical, a $25 million charge related to a collaboration with DEKA, a $10 million charge related to one of the company’s arrangements with Halozyme, a $10 million charge related to a distribution agreement with Nycomed, and a $5 million charge related to an amendment of the company’s collaboration with Nektar. Refer to Note 4 for a description of these investments.

Approvals
The company’s R&D investments resulted in the following FDA approvals in 2007:

•	CEPROTIN, a plasma-derived product used as a replacement therapy for patients with life-threatening blood clotting complications related to severe congenital protein C deficiency;

•	ARALAST NP, a plasma-based therapy indicated for chronic augmentation therapy for patients with hereditary emphysema;

•	A 3000 IU dosage strength version of ADVATE, the company’s advanced recombinant therapy used in the treatment of hemophilia A, a bleeding disorder caused by a deficiency in blood clotting factor VIII;

•	V-Link Luer-activated device with VitalShield protective coating, the first needleless IV connector containing an antimicrobial coating;

•	TISSEEL VH/SD 500 with synthetic aprotinin, which is a frozen and lyophilized form of the TISSEEL hemostatic and tissue sealant agent, which includes no animal-origin proteins;

•	GELFOAM Plus Hemostasis Kit (absorbable gelatin sponge, USP and human thrombin), a hemostasis kit product for use in controlling bleeding during surgical procedures;

•	Fosphenytoin, a neuroleptic agent used to control generalized convulsive status epilepticus and treatment of seizures; and

•	Oxytocin, a stimulant of uterine contractions and breast milk flow.

In Europe, FLEXBUMIN, the first and only albumin packaged in a flexible plastic container, was approved in a number of countries during 2007. Factor VII NF, a plasma-based product upgrade, exhibiting two independent and distinct viral safety steps for increased safety against adventitious agents, was approved in certain European countries during 2007. Ciprofloxacin, an anti-infective used to treat susceptible strains of microorganisms, was also approved in Europe during the year, and was launched in Germany.

Numerous additional product approvals were obtained in several countries outside of the United States and Europe.

Management’s Discussion and Analysis

Other Developments
In 2007, the company also continued to make strong progress with respect to its internal R&D pipeline and R&D collaborations with partners. Key developments included the following:

•	Completion of the first part of Phase I/II clinical trials of the company’s H5N1 (Clade 2) candidate vaccine in Southeast Asia;

•	Screening of patients for completion of enrollment in a Phase II clinical trial using Baxter’s proprietary ISOLEX technology to select CD34+ adult stem cells from patients with chronic myocardial ischemia, a severe form of coronary artery disease, for re-infusion into their hearts in an attempt to restore blood flow;

•	Initiation of a Phase II clinical trial evaluating the use of the company’s proprietary icodextrin solution in patients with congestive heart failure;

•	Approval for continued funding by the U.S. government of Baxter’s collaboration with DynPort Vaccine Company for the development of Baxter’s cell-cultured seasonal and pandemic influenza candidate vaccines;

•	Initiation of a Phase II clinical study of TISSEEL as a hemostasis agent in vascular surgery;

•	Receipt of preliminary results of a Phase II clinical trial, and decision to pursue a multi-center Phase III study in early 2008, evaluating the role of Baxter’s liquid formulation of IGIV for the treatment of patients with mild to moderate Alzheimer’s disease;

•	Initiation of Phase III clinical trial of the seasonal flu vaccine as part of the U.S. government contract;

•	Initiation and initial results of a Phase III clinical trial of the company’s H5N1 (Clade 1) candidate vaccine in Europe;

•	Filing for approval in Europe of 2000 IU and 3000 IU dosage strength versions of ADVATE;

•	Launch in the United States and Canada of BAXJECT II, a needleless transfer device with built-in filters for ADVATE, providing hemophilia patients with an easier and faster reconstitution of factor VIII therapies;

•	Launch of AVIVA, a premium line of IV solution containers made of non-polyvinyl chloride film, providing a DEHP-free [di (2-ethylhexyl) phthalate-free] and latex-free fluid pathway to patients;

•	Launch in the United States of the frozen ready-to-use version of TISSEEL, which simplifies delivery and reconstitution of this hemostatic and tissue sealant product;

•	Agreement with Nycomed to market and distribute in the United States upon FDA approval its TachoSil patch, which consists of a collagen sponge coated with lyophilized clotting factors of human origin, and is used for hemostasis and tissue sealing;

•	Expansion of Baxter’s relationship with Halozyme to include: (i) the use of HYLENEX, a subcutaneous delivery technology to enhance the absorption of injectable fluids and drugs, including the initiation of clinical trials to compare the safety, tolerability and pharmacokinetics of various injectable therapeutic agents administered subcutaneously, with and without HYLENEX, and intravenously and (ii) the use of Halozyme’s Enhanze technology in the development of a subcutaneous route of administration for Baxter’s liquid formulation of IGIV;

•	Collaboration with DEKA for the development of a next-generation home HD machine, providing the company with the opportunity to offer two forms of at-home dialysis, PD and home HD;

•	Agreement with Kaketsuken, the Chemo-Sero-Therapeutic Research Institute based in Kumamoto, Japan, for the worldwide rights to develop, manufacture and market the recombinant protein ADAM-TS 13, which is being developed to treat a severe condition that causes blood clots in blood vessels throughout the body;

•	Expansion of Baxter’s relationship with Nektar to include the use of Nektar’s PEGylation technology in the development of longer-acting forms of blood clotting proteins, with the objective of reducing the frequency of injections required to treat blood clotting disorders, including both hemophilia A and hemophilia B; and

•	Acquisition of substantially all of the assets of MAAS Medical, a company that specializes in infusion systems technology, expanding Baxter’s R&D capabilities in the development of infusion systems and related technologies.

Management’s Discussion and Analysis

Restructuring Charge (Adjustments)
The following is a summary of the restructuring charge recorded by the company in 2007, and income adjustments recorded in 2005 related to restructuring charges. Refer to Note 5 for additional information, including details regarding reserve utilization. The company believes reserves at December 31, 2007 are adequate. However, adjustments may be recorded in the future as the programs are completed. The restructuring programs are being funded from cash generated from operations.

2007 Restructuring Charge
In 2007, the company recorded a restructuring charge of $70 million ($46 million, or $0.07 per diluted share, on an after-tax basis) principally associated with the consolidation of certain commercial and manufacturing operations outside of the United States. Based on a review of current and future capacity needs, the company decided to integrate several facilities to reduce the company’s cost structure and optimize operations, principally in the Medication Delivery segment.

Included in the charge was $17 million related to asset impairments, principally to write down property, plant and equipment based on market data for the assets. Also included in the charge was $53 million for cash costs, principally pertaining to severance and other employee-related costs associated with the elimination of approximately 550 positions, or approximately 1% of the company’s total workforce. The reserve for severance and other costs is expected to be utilized by the end of 2009.

The company estimates that these initiatives will yield savings of approximately $0.02 per diluted share when the programs are fully implemented in 2009. The savings from these actions will impact cost of goods sold, general and administrative expenses and R&D, principally in the company’s Medication Delivery segment.

2005 Adjustments to Restructuring Charges
During 2005, the company recorded a $109 million benefit ($83 million, or $0.13 per diluted share, on an after-tax basis) relating to adjustments to restructuring charges recorded in 2004, which totaled $543 million, as well as a prior restructuring program, as the implementation of the programs progressed, actions were completed, and the company refined its estimates of remaining spending. The restructuring reserve adjustments principally related to severance and other employee-related costs. The company’s targeted headcount reductions were achieved with a higher level of attrition than originally anticipated. Accordingly, the company’s severance payments were projected to be lower than originally estimated. The remaining reserve adjustments principally related to changes in estimates regarding certain contract termination costs, certain adjustments related to asset disposal proceeds that were in excess of original estimates, and the finalization of employment termination arrangements.

Net Interest Expense
Net interest expense decreased $12 million, or 35%, in 2007, principally due to a lower average net debt balance, partially offset by higher weighted-average interest rates. Net interest expense decreased $84 million, or 71%, in 2006, principally due to a significantly lower average net debt balance. Refer to Note 2 for a summary of the components of net interest expense for the three years ended December 31, 2007. As discussed further below, the significantly lower average net debt level in 2006 compared to 2005 was due to the November 2005 retirement of $1 billion of the senior notes included in the company’s equity units and the redemption of approximately $500 million of other notes. Also, certain maturing debt was paid down using a portion of the $1.25 billion cash proceeds received upon settlement of the equity units purchase contracts in February 2006. Partially offsetting these decreases was the impact of the issuance of $600 million of term debt in August 2006. Net interest expense is expected to increase in 2008 as a result of several factors, including the termination of cross-currency swap agreements and lower expected interest income on cash and equivalents due to lower anticipated U.S. interest rates.

Other Expense, Net
Other expense, net was $32 million in 2007, $61 million in 2006 and $77 million in 2005. Refer to Note 2 for a table that details the components of other expense, net for the three years ended December 31, 2007. In 2007, other expense, net included a gain on the sale of the TT business of $58 million less a charge of $35 million associated with severance and other employee-related costs. Refer to Note 3 for further information regarding the divestiture.

Pre-Tax Income
Refer to Note 12 for a summary of financial results by segment. Certain items are maintained at the company’s corporate level and are not allocated to the segments. The following is a summary of significant factors impacting the segments’ financial results.

BioScience  Pre-tax income increased 22% in 2007 and 46% in 2006. The primary drivers of the increase in pre-tax income in both 2007 and 2006 were strong sales of higher-margin products, which were fueled by the continued adoption

Management’s Discussion and Analysis

by customers of ADVATE, the conversion to the liquid formulation of IGIV, strong demand for many of the specialty therapy products, improved pricing for certain products, strong demand for the company’s vaccines, continued cost and yield improvements, and the favorable impact of foreign currency fluctuations. The increase in pre-tax earnings in 2006 was also due to the incremental volume relating to the ARC plasma procurement agreement. Partially offsetting the growth in both 2007 and 2006 was the impact of higher spending on new marketing programs and product launches, as well as increased R&D spending, particularly in 2007, which was impacted by increased spending related to the adult stem-cell therapy program, clinical trials, and milestone payments to collaboration partners.

Medication Delivery  Pre-tax income increased 23% in 2007 and decreased 5% in 2006. Included in pre-tax income in 2007, 2006 and 2005, and impacting the earnings trend, were $14 million, $94 million and $126 million, respectively, of costs relating to the infusion pump charges, as discussed above. Aside from the impact of the infusion pump charges, pre-tax earnings in 2007 benefited from increased sales of certain higher-margin products such as SUPRANE, and the impact of favorable foreign currency fluctuations. These increases in pre-tax income were partially offset by the unfavorable impact of generic competition and increased spending on R&D and marketing programs in 2007 compared to the prior year, which was partially due to incremental R&D spending as a result of the June 2007 acquisition of substantially all of the assets of MAAS Medical. The primary drivers of the decline in pre-tax income in 2006 were the impact of generic competition for certain products and the impact of the company’s hold on shipments of new COLLEAGUE pumps, which began in July 2005 and continues in the United States. Pre-tax earnings in 2006 were also unfavorably impacted by $14 million of net losses relating to asset dispositions, costs associated with certain reorganizational initiatives, and the impact of a $10 million order in 2005 by the U.S. government related to its biodefense program.

Renal  Pre-tax income increased 2% in 2007 and 14% in 2006. The pre-tax earnings growth in both 2007 and 2006 was driven by continued PD patient growth in developing countries and an improved mix of sales, partially offset by increased spending on marketing programs and new product development, including incremental R&D spending as a result of the August 2007 collaboration with DEKA to develop a next-generation home HD machine. Impacting the trend in pre-tax earnings over the three-year period ended December 31, 2007 was an $8 million gain related to an asset disposition in 2006 and a $50 million charge recorded in 2005 related to the company’s decision to discontinue manufacturing HD instruments. The Renal segment’s revenues are generated principally outside the United States, and foreign currency fluctuations were favorable to pre-tax income in 2007 and unfavorable in 2006.

Other  As mentioned above, certain income and expense amounts are not allocated to the segments. These amounts are detailed in the table in Note 12 and include net interest expense, certain foreign exchange fluctuations and the majority of the foreign currency and interest rate hedging activities, corporate headquarters costs, stock compensation expense, costs relating to the early extinguishment of debt, income and expense related to certain non-strategic investments, certain employee benefit plan costs, certain nonrecurring gains and losses, certain charges (such as certain restructuring, litigation-related and IPR&D charges), and the revenues and costs related to the manufacturing, distribution and other transition agreements with Fenwal.

Refer to the previous discussions regarding net interest expense, restructuring charges and adjustments, IPR&D charges, pension costs, the charge associated with the average wholesale pricing litigation, the net divestiture gain and ongoing arrangements with Fenwal associated with the sale of the TT business, and stock compensation expense. In addition, the expense associated with foreign exchange fluctuations and hedging activities declined in both 2007 and 2006 principally due to reduced expenses related to the company’s cash flow hedges. Other corporate items in 2006 also included reduced royalty income resulting from the expiration of the patent on sevoflurane and a $17 million gain related to an asset disposition.

Income Taxes
Effective Income Tax Rate
The effective income tax rate was 19% in 2007, 20% in 2006 and 34% in 2005. The company anticipates that the effective income tax rate, calculated in accordance with generally accepted accounting principles (GAAP), will be approximately 19% to 20% in 2008, excluding any impact from additional audit developments or other special items.

The company’s effective tax rate differs from the U.S. federal statutory rate each year due to certain operations that are subject to tax incentives, state and local taxes, and foreign taxes that are in excess of the U.S. federal statutory rate. In addition, as discussed further below, the company’s effective income tax rate can be impacted in any given year by discrete factors or events. Refer to Note 10 for further information regarding the company’s income taxes.

Management’s Discussion and Analysis

2007
The effective tax rate for 2007 was impacted by a $38 million net reduction of the valuation allowance on net operating loss carryforwards primarily due to recent profitability improvements in a foreign jurisdiction, a $12 million reduction in tax expense due to recently enacted legislation reducing corporate income tax rates in Germany, the extension of tax incentives, and the settlement of tax audits in jurisdictions outside of the United States. Partially offsetting these items was $82 million of U.S. income tax expense related to foreign earnings, which are no longer considered permanently reinvested outside of the United States because the company now believes these earnings will be remitted to the United States in the foreseeable future.

2006
In late 2006, the company reached a favorable settlement with the Internal Revenue Service relating to the company’s U.S. federal tax audits for the years 2002 through 2005 resulting in a $135 million reduction of tax expense. In combination with this settlement, the company reorganized its Puerto Rico manufacturing assets and repatriated funds from other subsidiaries, resulting in tax expense of $113 million ($86 million related to the repatriations and $27 million related to operations subject to tax incentives). The effect of these items was the utilization and realization of deferred tax assets that were previously subject to valuation allowances, as well as a modest reduction in the company’s reserves for uncertain tax positions, resulting in a net $22 million benefit and minimal cash impact.

2005
In October 2004, the American Jobs Creation Act of 2004 (the Act) was enacted. The Act created a one-time incentive for U.S. corporations to repatriate undistributed foreign earnings by providing an 85% dividends received deduction. This allowed U.S. companies to repatriate non-U.S. earnings through 2005 at a substantially reduced rate, provided that certain criteria were met. During the fourth quarter of 2005 the company repatriated $2.1 billion in earnings previously considered indefinitely reinvested outside the United States. The company recorded income tax expense of $191 million associated with this repatriation. In addition, the company recognized income tax expense of $38 million relating to certain earnings outside the United States, which were not deemed indefinitely reinvested, together totaling the $229 million income tax on repatriations of foreign earnings.

The effective tax rate for 2005 was also impacted by favorable adjustments to restructuring charges, which are further discussed in Note 5, and which were tax-effected at varying rates, depending on the tax jurisdiction.

Income From Continuing Operations and Related per Diluted Share Amounts
Income from continuing operations was $1,707 million in 2007, $1,398 million in 2006 and $958 million in 2005. The corresponding net earnings per diluted share were $2.61 in 2007, $2.13 in 2006 and $1.52 in 2005. The significant factors and events causing the net changes from 2006 to 2007 and from 2005 to 2006 are discussed above.

Loss From Discontinued Operations
In 2002, the company decided to divest certain businesses, principally the majority of the services businesses included in the Renal segment. The company’s decision was based on an evaluation of the company’s business strategy and the economic conditions in certain geographic markets. Most of the divestitures were completed in 2003 and 2004, and the divestiture plan has been completed.

Changes in Accounting Principles
FIN No. 48
On January 1, 2007, the company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN No. 48), which prescribes a two-step process for the financial statement measurement and recognition of a tax position taken or expected to be taken in a tax return. The first step involves the determination of whether it is more likely than not (greater than 50% likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more-likely-than-not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on the accounting for related interest and penalties, financial statement classification and disclosure. The cumulative effect of applying FIN No. 48 was to be reported as an adjustment to the opening balance of retained earnings in the period of adoption.

The adoption of FIN No. 48 by the company on January 1, 2007 had no impact on the company’s opening balance of retained earnings. Refer to Note 10 for further information regarding the adoption of FIN No. 48, including a summary of the company’s unrecognized tax benefit activity during 2007.

Management’s Discussion and Analysis

SFAS No. 158
On December 31, 2006, the company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS No. 158). The standard required companies to fully recognize the overfunded or underfunded status of each of its defined benefit pension and other postemployment benefit (OPEB) plans as an asset or liability in the consolidated balance sheet. The asset or liability equals the difference between the fair value of the plan’s assets and its benefit obligation. SFAS No. 158 has no impact on the amount of expense recognized in the consolidated statement of income.

SFAS No. 158 was required to be adopted on a prospective basis. The adoption of SFAS No. 158 was recorded as an adjustment to assets and liabilities to reflect the plans’ funded status, with a corresponding adjustment in accumulated other comprehensive income (AOCI), which is a component of shareholders’ equity. The net-of-tax decrease in AOCI at December 31, 2006 relating to the adoption of SFAS No. 158 was $235 million.

Refer to Note 9 for further information regarding the adoption of SFAS No. 158.

SFAS No. 123-R
The company adopted SFAS No. 123-R on January 1, 2006. This standard requires companies to expense the fair value of employee stock options and similar awards. The company adopted SFAS No. 123-R using the modified prospective transition method.

Stock compensation expense measured in accordance with SFAS No. 123-R totaled $136 million ($90 million on a net-of-tax basis, or $0.14 per basic and diluted share) for 2007 and $94 million ($63 million on a net-of-tax basis, or $0.10 per basic and diluted share) for 2006. The adoption of SFAS No. 123-R resulted in increased expense of $77 million ($53 million on a net-of-tax basis, or $0.08 per basic and diluted share) in 2006 as compared to the stock compensation expense that would have been recorded pursuant to Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations (APB No. 25) (relating to restricted stock unit and restricted stock plans only). Approximately $9 million of expense was recorded under APB No. 25 in 2005.

Refer to Note 8 for further information regarding the adoption of SFAS No. 123-R.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with GAAP requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. A summary of the company’s significant accounting policies is included in Note 1. Certain of the company’s accounting policies are considered critical because these policies are the most important to the depiction of the company’s financial statements and require significant, difficult or complex judgments by the company, often requiring the use of estimates about the effects of matters that are inherently uncertain. Actual results that differ from the company’s estimates could have an unfavorable effect on the company’s results of operations and financial position. The company applies estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting pronouncements, there have been no significant changes in the company’s application of its critical accounting policies during 2007. The company’s critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. The following is a summary of accounting policies that the company considers critical to the consolidated financial statements.

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

The company enters into certain arrangements in which it commits to provide multiple elements (i.e., deliverables) to its customers. In accordance principally with Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables,” when the specified criteria are met, total revenue for these arrangements is allocated among the deliverables based on the estimated fair values of the individual deliverables. Fair values are generally determined based on sales of the individual deliverables to other third parties. It is not possible to determine how reported amounts would change if different fair values were used.

Management’s Discussion and Analysis

Provisions for discounts, rebates to customers, chargebacks to wholesalers, and returns are provided for at the time the related sales are recorded, and are reflected as a reduction of sales. These estimates are reviewed periodically and, if necessary, revised, with any revisions recognized immediately as adjustments to sales.

The company periodically and systematically evaluates the collectibility of accounts receivable and determines the appropriate reserve for doubtful accounts. In determining the amount of the reserve, the company considers historical credit losses, the past due status of receivables, payment history and other customer-specific information, and any other relevant factors or considerations. Because of the nature of the company’s customer base and the company’s credit and collection policies and procedures, write-offs of accounts receivable have historically not been significant (generally less than 2% of gross receivables).

The company also provides for the estimated costs that may be incurred under its warranty programs when the cost is both probable and reasonably estimable, which is at the time the related revenue is recognized. The cost is determined based on actual company experience for the same or similar products as well as other relevant information. Estimates of future costs under the company’s warranty programs could change based on developments in the future. The company is not able to estimate the probability or amount of any future developments that could impact the reserves, but believes presently established reserves are adequate.

Stock-Based Compensation Plans
Under SFAS No. 123-R, stock compensation cost is estimated at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the vesting period. Determining the appropriate fair value model to use requires judgment. Determining the assumptions that enter into the model is highly subjective and also requires judgment. The company’s stock compensation costs principally relate to awards of stock options, and the significant assumptions include long-term projections regarding stock price volatility, employee exercise, post-vesting termination, and pre-vesting forfeiture behaviors, interest rates and dividend yields.

The company uses the Black-Scholes model for estimating the fair value of stock options, both in providing the pro forma fair value method disclosures pursuant to SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), as well as in estimating the fair value of stock options pursuant to SFAS No. 123-R, as the company believes the model meets the fair value measurement objective of SFAS No. 123-R.

Under SFAS No. 123-R, the company’s expected volatility assumption is based on an equal weighting of the historical volatility of Baxter’s stock and the implied volatility from traded options on Baxter’s stock. The company arrived at this expected volatility assumption based on a consideration and weighting of the factors outlined in Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 107. The expected life assumption is primarily based on historical employee exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield reflects historical experience as well as future expectations over the expected term of the option. The forfeiture rate used to calculate compensation expense is primarily based on historical pre-vesting employee forfeiture patterns. In finalizing its assumptions, the company also reviews comparable companies’ assumptions, as available in published surveys and in publicly available financial filings.

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

The pre-vesting forfeitures assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeitures assumption would not impact the total amount of expense ultimately recognized over the vesting period. Different forfeitures assumptions would only impact the timing of expense recognition over the vesting period. Estimated forfeitures are reassessed each period based on historical experience and current projections for the future.

Management’s Discussion and Analysis

The fair value of an option is particularly impacted by the expected volatility and expected life assumptions. To understand the impact of changes in these assumptions on the fair value of an option, the company performs sensitivity analyses. Holding all other variables constant, if the expected volatility assumption used in valuing the stock options granted in 2007 was increased by 100 basis points (i.e., one percent), the fair value of a stock option relating to one share of common stock would increase by approximately 3%, from $12.72 to $13.08. Holding all other variables constant (including the expected volatility assumption), if the expected term assumption used in valuing the stock options granted in 2007 was increased by one year, the fair value of a stock option relating to one share of common stock would increase by approximately 11%, from $12.72 to $14.14.

The company began granting performance share units (PSUs) in 2007. PSUs are earned by comparing the company’s growth in shareholder value relative to a performance peer group over a three-year period. Based on the company’s relative performance, the recipient of a PSU may earn a total award ranging from 0% to 200% of the initial grant. The fair value of a PSU is estimated by the company at the grant date using a Monte Carlo model. A Monte Carlo model uses stock price volatility and other variables to estimate the probability of satisfying the market conditions and the resulting fair value of the award. The four primary inputs for the Monte Carlo model are the risk-free rate, expected dividend, volatility of returns and correlation of returns. The determination of the risk-free rate and expected dividend is similar to that described above relating to the valuation of stock options. The expected volatility and correlation assumptions are based on historical information.

The company is not able to estimate the probability of actual results differing from expected results, but believes the company’s assumptions are appropriate, based upon the requirements of SFAS No. 123-R, the guidance included in SAB No. 107, and the company’s historical and expected future experience.

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

Selecting assumptions involves an analysis of both short-term and long-term historical trends and known economic and market conditions at the time of the valuation (also called the measurement date). The use of different assumptions would result in different measures of the funded status and net cost. Actual results in the future could differ from expected results. The company is not able to estimate the probability of actual results differing from expected results, but believes its assumptions are appropriate.

The company’s key assumptions are listed in Note 9. The most critical assumptions relate to the plans covering U.S. and Puerto Rico employees, because these plans are the most significant to the company’s consolidated financial statements.

Discount Rate Assumption
For the U.S. and Puerto Rico plans, at the measurement date (September 30, 2007) the company used a discount rate to measure its benefit obligations of 6.35% for the pension plans and 6.30% for the OPEB plan. These assumptions will be used in calculating the net periodic benefit cost for these plans for 2008. The company used a broad population of approximately 300 Aa-rated corporate bonds as of September 30, 2007 to determine the discount rate assumption. All bonds were U.S. issues, with a minimum amount outstanding of $50 million. This population of bonds was narrowed from a broader universe of over 550 Moody’s Aa rated, non-callable (or callable with make-whole provisions) bonds by eliminating the top and bottom 10th percentile to adjust for any pricing anomalies, and then selecting the bonds Baxter would most likely select if it were to actually annuitize its pension and OPEB liabilities. This portfolio of bonds was used to generate a yield curve and associated spot rate curve, to discount the projected benefit payments for the U.S. and Puerto Rico plans. The discount rate is the single level rate that produces the same result as the spot rate curve.

Management’s Discussion and Analysis

For the company’s international plans, the discount rate is generally determined by reviewing country-and region-specific government and corporate bond interest rates.

To understand the impact of changes in discount rates on pension and OPEB cost, the company performs a sensitivity analysis. Holding all other assumptions constant, for each 50 basis point (i.e., one-half of one percent) increase (decrease) in the discount rate, global pre-tax pension and OPEB plan cost would decrease (increase) by approximately $34 million.

Return on Plan Assets Assumption
In measuring net periodic cost for 2007, the company used a long-term expected rate of return of 8.5% for the pension plans covering U.S. and Puerto Rico employees. This assumption will also be used to measure net pension cost for 2008. This assumption is not applicable to the company’s OPEB plans because they are not funded.

The company establishes the long-term asset return assumption based on a review of historical compound average asset returns, both company-specific and relating to the broad market (based on the company’s asset allocation), as well as an analysis of current market information and future expectations. The current asset return assumption is supported by historical market experience. In calculating net pension cost, the expected return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. The difference between this expected return and the actual return on plan assets is a component of the total net unrecognized gain or loss and is subject to amortization in the future.

To understand the impact of changes in the expected asset return assumption on net cost, the company performs a sensitivity analysis. Holding all other assumptions constant, for each 50 basis point increase (decrease) in the asset return assumption, global pre-tax pension plan cost would decrease (increase) by approximately $13 million.

Other Assumptions
Published mortality tables are used in calculating pension and OPEB plan benefit obligations. At the end of 2005, the company changed the mortality tables it uses for certain of the company’s plans, and now uses tables that are based on more current experience. Specifically, for the company’s U.S. and Puerto Rico plans, the company changed from the 1983 Group Annuity Mortality table to the Retirement Plan 2000 table. The company believes the Retirement Plan 2000 table better predicts future mortality experience for the participants included in Baxter’s plans. The change in mortality tables increased net pension and OPEB plan cost by approximately $12 million in 2006.

The company periodically analyzes and updates its assumptions concerning demographic factors such as retirement, mortality and turnover, considering historical experience as well as anticipated future trends.

The assumptions relating to employee compensation increases and future healthcare costs are based on historical experience, market trends, and anticipated future company actions. Refer to Note 9 for information regarding the sensitivity of the OPEB plan obligation and the total of the service and interest cost components of OPEB plan cost to potential changes in future healthcare costs.

Legal Contingencies
The company is involved in product liability, patent, commercial, regulatory and other legal proceedings that arise in the normal course of business. Refer to Note 11 for further information. The company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded. The company has established reserves for certain of its legal matters. The company is not able to estimate the amount or range of any loss for certain of the legal contingencies for which there is no reserve or additional loss for matters already reserved. The company also records any insurance recoveries that are probable of occurring. At December 31, 2007 total legal liabilities were $172 million and total insurance receivables were $85 million.

The company’s loss estimates are generally developed in consultation with outside counsel and are based on analyses of potential results. With respect to the recording of any insurance recoveries, after completing the assessment and accounting for the company’s legal contingencies, the company separately and independently analyzes its insurance coverage and records any insurance recoveries that are probable of occurring at the gross amount that is expected to be collected. In performing the assessment, the company reviews available information, including historical company-specific and market collection experience for similar claims, current facts and circumstances pertaining to the particular insurance claim, the financial viability of the applicable insurance company or companies, and other relevant information.

Management’s Discussion and Analysis

While the liability of the company in connection with the claims cannot be estimated with any certainty, and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s consolidated financial position. While the company believes it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may in the future incur material judgments or enter into material settlements of claims.

Inventories
The company values its inventories at the lower of cost, determined using the first-in, first-out method, or market value. Market value for raw materials is based on replacement costs and market value for work in process and finished goods is based on net realizable value. The company reviews inventories on hand at least quarterly and records provisions for estimated excess, slow-moving and obsolete inventory, as well as inventory with a carrying value in excess of net realizable value. The regular and systematic inventory valuation reviews include a current assessment of future product demand, anticipated release of new products into the market (either by the company or its competitors), historical experience and product expiration. Uncertain timing of product approvals, variability in product launch strategies, product recalls and variation in product utilization all impact the estimates related to inventory valuation. Additional inventory provisions may be required if future demand or market conditions are less favorable than the company has estimated. The company is not able to estimate the probability of actual results differing from expected results, but believes its estimates are appropriate.

Deferred Tax Asset Valuation Allowances and Reserves for Uncertain Tax Positions
The company maintains valuation allowances unless it is more likely than not that all or a portion of the deferred tax asset will be realized. Changes in valuation allowances are included in the company’s tax provision in the period of change. In determining whether a valuation allowance is warranted, the company evaluates factors such as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. The realizability assessments made at a given balance sheet date are subject to change in the future, particularly if earnings of a subsidiary are significantly higher or lower than expected, or if the company takes operational or tax planning actions that could impact the future taxable earnings of a subsidiary.

In the normal course of business, the company is audited by federal, state and foreign tax authorities, and is periodically challenged regarding the amount of taxes due. These challenges relate to the timing and amount of deductions and the allocation of income among various tax jurisdictions. The company believes the company’s tax positions comply with applicable tax law and the company intends to defend its positions. In evaluating the exposure associated with various tax filing positions, the company records reserves for uncertain tax positions in accordance with GAAP, based on the technical support for the positions, the company’s past audit experience with similar situations, and potential interest and penalties related to the matters. The company’s effective tax rate in a given period could be impacted if, upon final resolution with taxing authorities, the company prevailed in positions for which reserves have been established, or was required to pay amounts in excess of established reserves.

Valuation of Intangible Assets, Including IPR&D
The company acquires intangible assets and records them at fair value. Those assets related to products that have not yet received regulatory approval and for which there is no alternative use are expensed as IPR&D, and those that have received regulatory approval are capitalized and amortized over their expected economic useful life. Valuations are frequently completed using a discounted cash flow analysis, incorporating the stage of completion. The most significant estimates and assumptions inherent in the discounted cash flow analysis include the amount and timing of projected future cash flows, the discount rate used to measure the risks inherent in the future cash flows, the assessment of the asset’s life cycle, and the competitive and other trends impacting the asset, including consideration of technical, legal, regulatory, economic and other factors. Each of these factors and assumptions can significantly affect the value of the intangible asset.

With respect to IPR&D, there is no assurance that the underlying assumptions used to prepare discounted cash flow analyses will not change or the timely completion of a project to commercial success will occur. Actual results may differ from the company’s estimates due to the inherent uncertainty associated with R&D projects.

Impairment of Assets
Goodwill is subject to impairment reviews annually, and whenever indicators of impairment exist. Intangible assets other than goodwill and other long-lived assets (such as fixed assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Refer to Note 1 for further information. The company’s impairment reviews are based on a cash flow approach that requires significant judgment

Management’s Discussion and Analysis

with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign currency exchange rates, the selection of an appropriate discount rate, asset groupings, and other assumptions and estimates. The estimates and assumptions used are consistent with the company’s business plans. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of the assets, and potentially result in different impacts to the company’s results of operations. Actual results may differ from the company’s estimates.

Hedging Activities
As further discussed in Note 7 and in the Financial Instrument Market Risk section below, the company uses derivative instruments to hedge certain risks. As Baxter operates on a global basis, there is a risk to earnings associated with foreign exchange relating to the company’s firm commitments and forecasted transactions denominated in foreign currencies. Compliance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, and the company’s hedging policies require the company to make judgments regarding the probability of anticipated hedged transactions. In making these estimates and assessments of probability, the company analyzes historical trends and expected future cash flows and plans. The estimates and assumptions used are consistent with the company’s business plans. If the company were to make different assessments of probability or make the assessments during a different fiscal period, the company’s results of operations for a given period would be different.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows from Operations
Cash flows from operations increased in both 2007 and 2006, totaling $2,305 million in 2007, $2,183 million in 2006 and $1,550 million in 2005. The increase in cash flows in 2007 and 2006 was primarily due to higher earnings (before non-cash items) and the other factors discussed below.

Accounts Receivable
Cash flows relating to accounts receivable decreased in both 2007 and 2006. Days sales outstanding increased from 52.9 days at December 31, 2006 to 53.3 days at December 31, 2007, primarily due to a shift in the geographic mix of sales to certain international locations with longer collection periods, partially offset by an improvement in the collection of receivables in the United States. Proceeds from factoring of receivables increased in both 2007 and 2006. Net operating cash outflows relating to the company’s securitization arrangements totaled $15 million in 2007, $123 million in 2006 and $111 million in 2005. Refer to Note 7 for information regarding the company’s accounts receivable securitization programs. The company’s U.S. and European securitization facilities matured in late 2007 and were not renewed.

Inventories
The following is a summary of inventories at December 31, 2007 and 2006, as well as inventory turns for 2007, 2006 and 2005, by segment. Inventory turns for the year are calculated as the annualized fourth quarter cost of goods sold divided by the year-end inventory balance. The calculations exclude the Medication Delivery and Renal segment special charges and costs discussed in the Gross Margin section above.

	Inventories		Inventory turns
(in millions, except inventory turn data)	2007	2006	2007	2006	2005

BioScience	$1,234	$1,138	1.61	1.96	1.78
Medication Delivery	826	719	3.26	3.24	3.01
Renal	236	209	4.81	4.72	3.98
Other	38	—	—	—	—

Total company	$2,334	$2,066	2.53	2.68	2.61

Cash flows from inventories decreased in both 2007 and 2006. The higher inventory balance in the BioScience segment in 2007 was due to a planned increase in plasma inventories and increased inventory as a result of a settlement with a supplier during the first quarter of 2007, partially offset by the impact of the divestiture of the TT business. The higher inventory balance in the Medication Delivery segment was partially due to an increase in infusion pump inventory related to the sales hold on COLLEAGUE infusion pumps in the United States and the related remediation efforts.

Other
Cash flows related to liabilities, restructuring payments and other increased slightly in 2007 and increased significantly in 2006. The increase in 2007 was principally due to $52 million of cash inflows resulting from a prepayment relating to the

Management’s Discussion and Analysis

Fenwal manufacturing, distribution and other transition agreements, as further discussed in Note 3, lower cash payments relating to the company’s restructuring programs, and lower contributions to the company’s pension plans. Partially offsetting these cash inflows were $31 million of operating cash outflows related to the settlement of certain mirror cross-currency swaps. There were no settlements of cross-currency swaps during 2006. The significant increase in cash flows related to liabilities, restructuring payments and other in 2006 was principally due to lower contributions to the company’s pension plans. In 2006, the company contributed $73 million to its pension plans, compared to $574 million in the prior year. In addition, cash payments related to the company’s restructuring programs declined from $117 million in 2005 to $42 million in 2006, as the company completed certain of its restructuring initiatives. Partially offsetting the increased cash flows in 2006 was the impact of a $53 million cash inflow in 2005 related to the settlement of certain mirror cross-currency swaps.

Cash Flows from Investing Activities
Capital Expenditures
Capital expenditures totaled $692 million in 2007, $526 million in 2006 and $444 million in 2005. The company continues to invest in various multi-year capital projects across its three segments, including ongoing projects to upgrade facilities or increase manufacturing capacity for global injectables, plasma-based therapies (including antibody therapy) and other products. One of the significant projects includes the expansion of the company’s manufacturing facility in Bloomington, Indiana. Utilizing this facility, the Medication Delivery segment collaborates with pharmaceutical companies in the manufacturing of pre-filled vials and syringes. One of the significant plasma-based products projects includes the company’s new plasma fractionation facility in Los Angeles, California. The company received regulatory approval from the FDA during 2007 to process liquid IGIV at the new fractionation facility. With this approval, the company is now able to produce all key plasma proteins at the new facility for the U.S. market. The company is also making significant investments to expand production capacity at its four manufacturing facilities in China to support sales growth in the Medication Delivery and Renal segments.

The company makes investments in capital expenditures at a level sufficient to support the strategic and operating needs of the businesses, and continues to improve capital allocation discipline in making investments to enhance long-term growth. The company expects to spend approximately $850 million in capital expenditures in 2008.

Acquisitions of and Investments in Businesses and Technologies
Net cash outflows relating to acquisitions of and investments in businesses and technologies were $112 million in 2007, $5 million in 2006 and $47 million in 2005. The total cash outflow in 2007 principally included $30 million related to the expansion of the company’s existing agreements with Halozyme to include the use of HYLENEX recombinant (hyaluronidase human injection) with the company’s proprietary and non-proprietary small molecule drugs, $25 million related to the company’s collaboration with DEKA for the development of a next-generation home HD machine, $11 million for the acquisition of certain assets of MAAS Medical, a company that specializes in infusion systems technology, and $10 million related to an arrangement to apply Halozyme’s Enhanze technology to the development of a subcutaneous route of administration for Baxter’s liquid formulation of IGIV. Refer to Note 4 for further information regarding these investments. In addition, the 2007 outflows included an investment in a parenteral nutrition products joint venture in China, an investment in an IV solutions manufacturing business in Poland, as well as certain smaller investments. The 2005 outflows principally related to the acquisition of certain assets of a distributor of PD supplies, which are included in the Renal segment, as well as additional payments relating to a prior year acquisition included in the BioScience segment.

Divestitures and Other
Net cash inflows relating to divestitures and other activities were $499 million in 2007, $189 million in 2006 and $124 million in 2005. Cash inflows in 2007 principally related to $421 million of cash proceeds from the divestiture of the TT business. The $421 million represented the $473 million total cash received upon divestiture less the $52 million prepayment related to the manufacturing, distribution and other transition agreements, which was classified in the operating section of the consolidated statement of cash flows. Partially offsetting this inflow in 2007 were cash outflows associated with the company’s purchase of the third party interest in previously sold receivables under the European receivables securitization facility, resulting in a net cash outflow of $157 million. The European facility was not renewed. The subsequent cash collections from customers relating to these receivables were also classified in this section of the consolidated statement of cash flows, and totaled $161 million through December 31, 2007. Refer to Note 7 for further information regarding the company’s securitization arrangements. Cash inflows in 2007, 2006 and 2005 also included normal collections on retained interests associated with securitization arrangements. In addition to cash inflows from retained interests, the 2006 activity included cash proceeds related to asset dispositions, and the 2005 activity included proceeds from the divestiture of the RTS business in Taiwan.

Management’s Discussion and Analysis

Cash Flows from Financing Activities
Debt Issuances, Net of Payments of Obligations
Debt issuances, net of payments of obligations, were net outflows totaling $51 million in 2007, $543 million in 2006 and $1.3 billion in 2005. Included in these totals in 2007 and 2005 were $303 million and $432 million, respectively, of cash outflows related to the settlement of certain cross-currency swap agreements. There were no settlements of cross-currency swap agreements in 2006.

In December 2007, the company issued $500 million of senior unsecured notes, maturing in December 2037, and bearing a 6.25% coupon rate. In August 2006, the company issued $600 million of senior unsecured notes, maturing in September 2016 and bearing a 5.9% coupon rate. The net proceeds from both issuances are being used for general corporate purposes, including the repayment of outstanding indebtedness. Also, using the cash proceeds from the settlement of the equity units purchase contracts in February 2006 (further discussed below), the company paid down certain maturing debt during 2006.

In addition to the above-mentioned cash outflows in 2005 to settle the swap agreements, cash activity in 2005 was significantly impacted by activities related to the American Jobs Creation Act of 2004 (the Act). In 2005 the company repatriated approximately $2.1 billion of foreign earnings under the Act. Repatriation cash proceeds were reinvested in the company’s domestic operations in accordance with the legislation. The majority of the proceeds were used in 2005 to reduce the company’s debt and contribute to its pension plans. In conjunction with the repatriation, the company issued new debt and paid down existing debt, resulting in a net reduction in the company’s debt outstanding of almost $1 billion. In October 2005, Baxter Finco B.V., an indirectly wholly-owned subsidiary of Baxter International Inc., issued $500 million of 4.75% five-year senior unsecured notes. In November 2005, the company drew $300 million under an existing European credit facility. Principally with these cash proceeds, along with existing off-shore cash, the company retired $1 billion of the 3.6% senior notes associated with the company’s December 2002 equity unit offering and redeemed approximately $500 million of 5.25% notes, which were due in 2007.

Other Financing Activities
Cash dividend payments totaled $704 million in 2007, $364 million in 2006 and $359 million in 2005. The company’s dividend amounts and payment schedule changed in 2007. Beginning in 2007, the company converted from an annual to a quarterly dividend and increased the dividend by 15% on an annualized basis, to $0.1675 per share per quarter. In November 2007, the board of directors declared a quarterly dividend of $0.2175 per share ($0.87 per share on an annualized basis), which was paid on January 3, 2008 to shareholders of record as of December 10, 2007. This dividend represented an increase of 30% over the previous quarterly rate of $0.1675 per share.

Cash proceeds from stock issued under employee benefit plans totaled $639 million in 2007, $272 million in 2006, and $176 million in 2005. The increase in both 2007 and 2006 was primarily due to an increase in stock option exercises, as well as a higher average exercise price.

In February 2006, the company issued approximately 35 million shares of common stock for $1.25 billion in conjunction with the settlement of the purchase contracts included in the company’s equity units, which were issued in December 2002. The company used these proceeds to pay down maturing debt, for stock repurchases and for other general corporate purposes.

As authorized by the board of directors, the company repurchases its stock from time to time depending on the company’s cash flows, net debt level and current market conditions. The company purchased 34 million shares for $1.86 billion in 2007 and 18 million shares for $737 million in 2006, under stock repurchase programs authorized by the board of directors. No open-market repurchases were made in 2005. At December 31, 2007, $1.15 billion remained available under the March 2007 board of directors’ authorization, which provides for the repurchase of up to $2.0 billion of the company’s common stock.

Credit Facilities, Access to Capital, Credit Ratings and Net Investment Hedges
Credit Facilities
The company had $2.5 billion of cash and equivalents at December 31, 2007. The company’s primary revolving credit facility has a maximum capacity of $1.5 billion and matures in December 2011. The company also maintained a credit facility denominated in Euros with a maximum capacity of approximately $750 million at December 31, 2007. This facility matured in January 2008 and was replaced by a new Euro-denominated facility with a maximum capacity of approximately $450 million, maturing in January 2013. The company’s facilities enable the company to borrow funds on an unsecured basis at variable interest rates, and contain various covenants, including a maximum net-debt-to-capital ratio. At

Management’s Discussion and Analysis

December 31, 2007, the company was in compliance with the financial covenants in these agreements. There were no borrowings outstanding under either of the two outstanding facilities at December 31, 2007. The company also maintains certain other credit arrangements, as described in Note 6.

Access to Capital
The company intends to fund short-term and long-term obligations as they mature through cash on hand, future cash flows from operations, or by issuing additional debt or common stock. The company’s ability to generate cash flows from operations, issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for the company’s products, deterioration in the company’s key financial ratios or credit ratings, or other significantly unfavorable changes in conditions.

Credit Ratings
The company’s credit ratings at December 31, 2007 were as follows.

	Standard & Poor’s	Fitch	Moody’s

Ratings
Senior debt	A+	A	A3
Short-term debt	A1	F1	P2
Outlook	Stable	Stable	Stable

The company’s credit ratings were upgraded during 2007. Standard & Poor’s upgraded the company’s rating on senior debt from A with a Positive Outlook to A+ with a Stable Outlook. Fitch upgraded the company’s rating on senior debt from A- with a Positive Outlook to A with a Stable Outlook, and upgraded the company’s rating on short-term debt from F2 to F1. Moody’s upgraded the company’s rating on senior debt from Baa1 to A3.

If Baxter’s credit ratings or outlooks were to be downgraded, the company’s financing costs related to its credit arrangements and any future debt issuances could be unfavorably impacted. However, any future credit rating downgrade or change in outlook would not affect the company’s ability to draw on its credit facilities, and would not result in an acceleration of the scheduled maturities of any of the company’s outstanding debt, unless, with respect to one debt instrument, preceded by a change in control of the company. One of the company’s foreign currency and interest rate derivative agreements includes a provision whereby the counterparty financial institution could cause the arrangement to be terminated if Baxter’s credit rating on its senior unsecured debt declined to BBB- or Baa3 (i.e., a three-rating or five-rating downgrade from the company’s year-end 2007 rating, depending upon the rating agency). As of December 31, 2007, the mark-to-market liability balance of outstanding cross-currency swaps subject to this agreement totaled approximately $320 million.

Net Investment Hedges
The company historically hedged the net assets of certain of its foreign operations using a combination of foreign currency denominated debt and cross-currency swaps. Several years ago, the company reevaluated its net investment hedge strategy and decided to reduce the use of these instruments as a risk management tool. To reduce financial risk and uncertainty through the maturity (or cash settlement) dates of the cross-currency swaps, the company executed offsetting, or mirror, cross-currency swaps relating to more than half of the existing portfolio. As of the date of execution, the mirror swaps effectively fixed the net amount that the company will ultimately pay to settle the cross-currency swap agreements subject to this strategy. The mirror swaps are settled when the offsetting existing swaps are settled.

As discussed above, during 2007 and 2005 the company settled certain cross-currency swap agreements (and related mirror swaps, as applicable). In accordance with SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” when the cross-currency swaps are settled, the cash flows are reported within the financing section of the consolidated statement of cash flows. When the mirror swaps are settled, the cash flows are reported in the operating section of the consolidated statement of cash flows. Of the $334 million of settlement payments in 2007, $303 million of cash outflows were included in the financing section and $31 million of cash outflows were included in the operating section. Of the $379 million of net settlement payments in 2005, $432 million of cash outflows were included in the financing section and $53 million of cash inflows were included in the operating section. There were no settlements of cross-currency swaps or mirror swaps in 2006.

Refer to Note 7 for additional discussion of the cross-currency swaps and related mirror swaps, including a summary of the instruments outstanding at December 31, 2007.

Management’s Discussion and Analysis

Contractual Obligations
As of December 31, 2007, the company had contractual obligations (excluding accounts payable, accrued liabilities, current deferred income taxes and contingent liabilities) payable or maturing in the following periods.

		Less than	One to	Three to	More than
(in millions)	Total	one year	three years	five years	five years

Short-term debt	$45	$45	$—	$—	$—
Long-term debt and capital lease obligations, including current maturities	3,052	380	651	130	1,891
Interest on short- and long-term debt and capital lease obligations[1]	1,777	138	260	219	1,160
Operating leases	628	147	225	169	87
Other long-term liabilities[2]	1,553	—	638	160	755
Purchase obligations[3]	933	483	294	114	42

Contractual obligations	$7,988	$1,193	$2,068	$792	$3,935

[1]	Interest payments on debt and capital lease obligations are calculated for future periods using interest rates in effect at the end of 2007. Projected interest payments include the related effects of interest rate and cross-currency swap agreements. Certain of these projected interest payments may differ in the future based on changes in floating interest rates, foreign currency fluctuations, or other factors or events. The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2007. Interest payments associated with any future obligations and agreements entered into upon maturity or termination of existing obligations and agreements are not included in the table above. Refer to Notes 6 and 7 for further discussion regarding the company’s debt instruments and related interest rate and cross-currency swap agreements outstanding at December 31, 2007.

[2]	The primary components of Other Long-Term Liabilities in the company’s consolidated balance sheet are liabilities relating to pension and OPEB plans, cross-currency swaps, foreign currency hedges, litigation and income tax-related liabilities. The company projected the timing of the future cash payments based on contractual maturity dates (where applicable), and estimates of the timing of payments (for liabilities with no contractual maturity dates). The actual timing of payments could differ from the estimates.

The company contributed $47 million, $73 million and $574 million to its defined benefit pension plans in 2007, 2006 and 2005, respectively. Most of the company’s plans are funded. The timing of funding in the future is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables. Refer to the discussion below regarding the Pension Protection Act of 2006. Therefore, the table above excludes pension plan cash outflows. The pension plan balance included in other long-term liabilities (and excluded from the table above) totaled $349 million at December 31, 2007.

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

Receivable Securitizations
Where economical, the company securitizes an undivided interest in certain pools of receivables. Refer to Note 7 for a description of these arrangements. The Japanese securitization arrangement includes limited recourse provisions, which are not material to the consolidated financial statements. Neither the buyers of the receivables nor the investors in the U.S. securitization arrangement have recourse to assets other than the transferred receivables.

Management’s Discussion and Analysis

In certain cases, the company retains a subordinated interest in each securitized portfolio. The subordinated interests retained in the transferred receivables are carried as assets in Baxter’s consolidated balance sheet, and totaled $22 million at December 31, 2007. Credit losses on these retained interests have historically been immaterial.

Joint Development and Commercialization Arrangements
In the normal course of business, Baxter enters into joint development and commercialization arrangements with third parties, sometimes with investees of the company. The arrangements vary but generally provide that Baxter will receive certain rights to manufacture, market or distribute a specified technology or product under development in exchange for up-front payments and contingent payments relating to the achievement of specified pre-clinical, clinical, regulatory approval or sales milestones. The company also has similar contingent payment arrangements relating to certain asset and business acquisitions. At December 31, 2007, the unfunded milestone payments under these arrangements totaled $713 million. This total excludes any contingent royalties. Based on the company’s projections, any contingent payments made in the future will be more than offset over time by the estimated net future cash flows relating to the rights acquired for those payments. The majority of the contingent payments relate to arrangements in the BioScience segment. Refer to Note 6 for further information.

Credit Rating Requirements
Certain specified rating agency downgrades, if they occur in the future, could require the company to immediately settle certain financial instruments. Refer to the Credit Ratings section above for further information.

Indemnifications
During the normal course of business, Baxter makes certain indemnities, commitments and guarantees pursuant to which the company may be required to make payments related to specific transactions. These include: (i) intellectual property indemnities to customers in connection with the use, sale or license of products and services; (ii) indemnities to customers in connection with losses incurred while performing services on their premises; (iii) indemnities to vendors and service providers pertaining to claims based on negligence or willful misconduct; and (iv) indemnities involving the representations and warranties in certain contracts. In addition, under Baxter’s Amended and Restated Certificate of Incorporation, and consistent with Delaware General Corporation Law, the company has agreed to indemnify its directors and officers for certain losses and expenses upon the occurrence of certain prescribed events. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that the company could be obligated to make. To help address these risks, the company maintains various insurance coverages. Based on historical experience and evaluation of the agreements, the company does not believe that any significant payments related to its indemnifications will result, and therefore the company has not recorded any associated liabilities.

Legal Contingencies
Refer to Note 11 for a discussion of the company’s legal contingencies. Upon resolution of any of these uncertainties, the company may incur charges in excess of presently established liabilities. While the liability of the company in connection with the claims cannot be estimated with any certainty, and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s consolidated financial position. While the company believes that it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may in the future incur material judgments or enter into material settlements of claims.

Funding of Pension and OPEB Plans
The company’s funding policy for its pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that the company may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the company, and other factors. The company is not legally obligated to fund its principal plans in the United States and Puerto Rico in 2008. The company continually reassesses the amount and timing of any discretionary contributions. The company expects to have net cash outflows relating to its OPEB plan of approximately $24 million in 2008.

The Pension Protection Act of 2006 (PPA) was signed into law on August 17, 2006. The U.S. Treasury Department has issued implementation guidance for the PPA and the company is in the process of analyzing the potential impact of the PPA on the company’s future funding to the U.S. plan. It is likely that the PPA will accelerate minimum funding requirements in the future. However, the company does not expect that the legislation will have a significant impact on the company’s required cash contributions over the next few years because of the company’s past contributions to its U.S. qualified plans.

Management’s Discussion and Analysis

Insurance Coverage
In view of current conditions in the insurance industry, the company discontinued its practice of buying product liability insurance coverage effective May 1, 2007. The unavailability of insurance coverage with meaningful limits at reasonable cost reflects current trends in product liability insurance for healthcare manufacturing companies generally, and is not unique to the company. The company will continue to evaluate available coverage levels and costs as market conditions may change. The company’s net income and cash flows may be adversely affected in the future as a result of losses sustained.

FINANCIAL INSTRUMENT MARKET RISK

The company operates on a global basis, and is exposed to the risk that its earnings, cash flows and shareholders’ equity could be adversely impacted by fluctuations in foreign exchange and interest rates. The company’s hedging policy attempts to manage these risks to an acceptable level based on the company’s judgment of the appropriate trade-off between risk, opportunity and costs. Refer to Note 7 for further information regarding the company’s financial instruments and hedging strategies.

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

The company uses option and forward contracts to hedge the foreign exchange risk to earnings relating to firm commitments and forecasted transactions denominated in foreign currencies. The company enters into derivative instruments to hedge certain intercompany and third-party receivables, payables and debt denominated in foreign currencies. The company has also historically hedged certain of its net investments in international affiliates, using a combination of debt denominated in foreign currencies and cross-currency swap agreements.

As part of its risk management program, the company performs sensitivity analyses to assess potential changes in the fair value of its foreign exchange instruments relating to hypothetical and reasonably possible near-term movements in foreign exchange rates.

Foreign exchange option and forward contracts  A sensitivity analysis of changes in the fair value of foreign exchange option and forward contracts outstanding at December 31, 2007, while not predictive in nature, indicated that if the U.S. Dollar uniformly fluctuated unfavorably by 10% against all currencies, on a net-of-tax basis, the net liability balance of $52 million with respect to those contracts would increase by $52 million. A similar analysis performed with respect to option and forward contracts outstanding at December 31, 2006 indicated that, on a net-of-tax basis, the net liability balance of $22 million would increase by $61 million.

Cross-currency swap agreements  With respect to the company’s cross-currency swap agreements (including the outstanding mirror swaps), if the U.S. Dollar uniformly weakened by 10%, on a net-of-tax basis, the net liability balance of $302 million with respect to those contracts outstanding at December 31, 2007 would increase by $65 million. A similar analysis performed with respect to the cross-currency swap agreements outstanding at December 31, 2006 indicated that, on a net-of-tax basis, the net liability balance of $466 million would increase by $92 million. Any increase or decrease in the fair value of cross-currency swap agreements designated as hedges of the net assets of foreign operations relating to changes in spot currency exchange rates is offset by the change in the value of the hedged net assets relating to changes in spot currency exchange rates. With respect to the portion of the cross-currency swap portfolio that is no longer designated as a net investment hedge, but is fixed via the mirror swaps, as discussed above, as the fair value of this fixed portion of the portfolio decreases, the fair value of the mirror swaps increases by an approximately offsetting amount, and vice versa.

The sensitivity analysis model recalculates the fair value of the foreign currency forward, option and cross-currency swap contracts outstanding at December 31 of each year by replacing the actual exchange rates at December 31, 2007 and 2006, respectively, with exchange rates that are 10% unfavorable to the actual exchange rates for each applicable currency. All other factors are held constant. These sensitivity analyses disregard the possibility that currency exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency. The analyses also disregard the offsetting change in value of the underlying hedged transactions and balances.

Management’s Discussion and Analysis

Interest Rate and Other Risks
The company is also exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in interest rates. The company’s policy is to manage interest costs using a mix of fixed- and floating-rate debt that the company believes is appropriate. To manage this mix in a cost-efficient manner, the company periodically enters into interest rate swaps, in which the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional amount. The company also uses forward-starting interest rate swaps and treasury rate locks to hedge the risk to earnings associated with fluctuations in interest rates relating to anticipated issuances of term debt.

As part of its risk management program, the company performs sensitivity analyses to assess potential gains and losses in earnings relating to hypothetical movements in interest rates. A 49 basis-point increase in interest rates (approximately 10% of the company’s weighted-average interest rate during 2007) affecting the company’s financial instruments, including debt obligations and related derivatives, would have an immaterial effect on the company’s 2007 and 2006 earnings and on the fair value of the company’s fixed-rate debt as of the end of each fiscal year.

As discussed in Note 7, the fair values of the company’s long-term litigation liabilities and related insurance receivables were computed by discounting the expected cash flows based on currently available information. A 10% movement in the assumed discount rate would have an immaterial effect on the fair values of those assets and liabilities.

With respect to the company’s investments in affiliates, the company believes any reasonably possible near-term losses in earnings, cash flows and fair values would not be material to the company’s consolidated financial position.

CERTAIN REGULATORY MATTERS

The company began to hold shipments of COLLEAGUE infusion pumps in July 2005, and continues to hold shipments of new pumps in the United States. Following a number of Class I recalls (recalls at the FDA’s highest priority level) relating to the performance of the pumps, as well as the seizure litigation described in Note 11, the company entered into a Consent Decree in June 2006 outlining the steps the company must take to resume sales of new pumps in the United States.

Additional Class I recalls related to remediation and repair and maintenance activities were addressed by the company in 2007.

The Consent Decree provides for reviews of the company’s facilities, processes and controls by the company’s outside expert (PAREXEL), followed by the FDA. In October 2007, PAREXEL completed its review and delivered its certification to the FDA. Thereafter, the FDA inspected and remains in a dialogue with the company with respect to such inspection and satisfaction of the requirements of the Consent Decree.

As previously disclosed, the company received a Warning Letter from the FDA in March 2005 regarding observations, primarily related to dialysis equipment, that arose from the FDA’s inspection of the company’s manufacturing facility located in Largo, Florida. During 2007, the FDA re-inspected the Largo manufacturing facility and, in a follow-up regulatory meeting, indicated that a number of observations remain open.

In early 2008, the company identified an increasing level of severe allergic-type adverse reactions occurring in patients using its heparin sodium injection vial products in certain dosages in the United States. The company initiated a field corrective action with respect to the product, which has been designated in part a Class I recall; however, because the company is a primary supplier of the product, and due to users’ needs for this product, the company and the FDA concluded that public health considerations warranted permitting selected dosages of the product to remain in distribution for a time for use where medically necessary and alternate sources are not available. The company continues to work closely with its U.S.-based supplier and the FDA in establishing the cause of the increase in the number of reported adverse reactions.

While the company continues to work to resolve the issues described above, there can be no assurance that additional costs or civil and criminal penalties will not be incurred, that additional regulatory actions will not occur, that the company will not face civil claims for damages from purchasers or users, or that sales of any other product may not be adversely affected. Please see “Item 1A. Risk Factors” in the company’s Form 10-K for the year ended December 31, 2007 for additional discussion of regulatory matters.

NEW ACCOUNTING STANDARDS

SFAS No. 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (SFAS No. 160). The new standard changes the accounting and reporting of noncontrolling

Management’s Discussion and Analysis

interests, which have historically been referred to as minority interests. SFAS No. 160 requires that noncontrolling interests be presented in the consolidated balance sheets within shareholders’ equity, but separate from parent’s equity, and that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented in the consolidated statements of income. Any losses in excess of the noncontrolling interest’s equity interest will continue to be allocated to the noncontrolling interest. Purchases or sales of equity interests that do not result in a change of control will be accounted for as equity transactions. Upon a loss of control, the interest sold, as well as any interest retained, will be measured at fair value, with any gain or loss recognized in earnings. In partial acquisitions, when control is obtained, the acquiring company will recognize at fair value, 100% of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with early adoption prohibited. The new standard will be applied prospectively, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. The company is in the process of analyzing, and will adopt the standard at the beginning of 2009.

SFAS No. 141-R
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141-R). The new standard changes the accounting for business combinations in a number of significant respects. The key changes include the expansion of transactions that will qualify as business combinations, the capitalization of IPR&D as an indefinite-lived asset, the recognition of certain acquired contingent assets and liabilities at fair value, the expensing of acquisition costs, the expensing of costs associated with restructuring the acquired company, the recognition of contingent consideration at fair value on the acquisition date, and the recognition of post-acquisition date changes in deferred tax asset valuation allowances and acquired income tax uncertainties as income tax expense or benefit. SFAS No. 141-R is effective for business combinations that close in years beginning on or after December 15, 2008, with early adoption prohibited. The company is in the process of analyzing, and will adopt the standard at the beginning of 2009.

SFAS No. 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an instrument-by-instrument basis and is irrevocable. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront costs and fees associated with the item for which the fair value option is elected. At the adoption date, unrealized gains and losses on existing items for which the fair value option has been elected are reported as a cumulative adjustment to beginning retained earnings. The new standard, which is effective for the company on January 1, 2008, is not expected to have a material impact on the company’s consolidated financial statements.

SFAS No. 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), which clarifies the definition of fair value whenever another standard requires or permits assets or liabilities to be measured at fair value. Specifically, the standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability, and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 does not expand the use of fair value to any new circumstances, and must be applied on a prospective basis except in certain cases. The standard also requires expanded financial statement disclosures about fair value measurements, including disclosure of the methods used and the effect on earnings.

In February 2008, FASB Staff Position (FSP) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (FSP No. 157-2) was issued. FSP No. 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Examples of items within the scope of FSP No. 157-2 are nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods), and long-lived assets, such as property, plant and equipment and intangible assets measured at fair value for an impairment assessment under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

The partial adoption of SFAS No. 157 on January 1, 2008 with respect to financial assets and financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis is not expected to have a material impact on the company’s consolidated financial statements. The company is in the process of analyzing the potential impact of SFAS No. 157 relating to its planned January 1, 2009 adoption of the remainder of the standard.

Management’s Discussion and Analysis

FORWARD-LOOKING INFORMATION

This annual report includes forward-looking statements, including accounting estimates and assumptions, litigation outcomes, statements with respect to infusion pumps and other regulatory matters, expectations with respect to restructuring programs (including expected cost savings), capital expenditures and acquisition activities, strategic plans, product mix, promotional efforts, geographic expansion, sales and pricing forecasts, business development and R&D activities, the divestiture of low margin businesses, future costs related to the discontinuation of the manufacturing of HD instruments, developments with respect to credit and credit ratings (including the adequacy of credit facilities), interest expense in 2008, the settlement of cross-currency swap agreements, estimates of liabilities, statements regarding ongoing tax audits and tax provisions, deferred tax assets, future pension plan expense, management of currency risk, future indications for TISSEEL, statements regarding the company’s internal R&D pipeline, future capital and R&D expenditures, the sufficiency of the company’s financial flexibility and the adequacy of reserves, the effective tax rate in 2008, the adoption of SFAS Nos. 157 and 159, statements with respect to ongoing cash flows from the TT business, and all other statements that do not relate to historical facts. The statements are based on assumptions about many important factors, including assumptions concerning:

•	demand for and market acceptance risks for new and existing products, such as ADVATE and IGIV, and other therapies;

•	the company’s ability to identify business development and growth opportunities for existing products and to exit low-margin businesses or products;

•	fluctuations in the balance between supply and demand with respect to the market for plasma protein products;

•	reimbursement policies of government agencies and private payers;

•	product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, sanctions, seizures, litigation, or declining sales;

•	future actions of regulatory bodies and other government authorities that could delay, limit or suspend product development, manufacturing or sale or result in seizures, injunctions, monetary sanctions or criminal or civil liabilities, including any sanctions available under the Consent Decree entered into with the FDA concerning the COLLEAGUE and SYNDEO pumps;

•	product development risks, including satisfactory clinical performance, the ability to manufacture at appropriate scale, and the general unpredictability associated with the product development cycle;

•	the ability to enforce the company’s patent rights or patents of third parties preventing or restricting the company’s manufacture, sale or use of affected products or technology;

•	the impact of geographic and product mix on the company’s sales;

•	the impact of competitive products and pricing, including generic competition, drug reimportation and disruptive technologies;

•	inventory reductions or fluctuations in buying patterns by wholesalers or distributors;

•	the availability of acceptable raw materials and component supply;

•	global regulatory, trade and tax policies;

•	actions by tax authorities in connection with ongoing tax audits;

•	the company’s ability to realize the anticipated benefits of restructuring initiatives;

•	continued developments in the market for transfusion therapies products and Fenwal’s ability to execute with respect to the acquired business;

•	foreign currency fluctuations;

•	change in credit agency ratings; and

•	other factors identified elsewhere in this report and other filings with the Securities and Exchange Commission, including those factors described under the caption “Item 1A. Risk Factors” in the company’s Form 10-K for the year ended December 31, 2007, all of which are available on the company’s website.

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

We performed an assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment under the framework in Internal Control-Integrated Framework, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2007. The effectiveness of the company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Robert L. Parkinson, Jr. Chairman of the Board and Chief Executive Officer	Robert M. Davis Corporate Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Baxter International Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of shareholders’ equity and comprehensive income present fairly, in all material respects, the financial position of Baxter International Inc. and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the company changed the manner in which it accounts for share-based compensation in 2006, for defined benefit pension and other postretirement plans in 2006, and for uncertain tax positions in 2007.

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

PricewaterhouseCoopers LLP
Chicago, Illinois
February 26, 2008

Consolidated Balance Sheets

as of December 31 (in millions, except share information)		2007	2006
Current Assets	Cash and equivalents	$2,539	$2,485
	Accounts and other current receivables	2,026	1,838
	Inventories	2,334	2,066
	Short-term deferred income taxes	261	231
	Prepaid expenses and other	395	350

	Total current assets	7,555	6,970

Property, Plant and Equipment, Net		4,487	4,229

Other Assets	Goodwill	1,690	1,618
	Other intangible assets, net	455	480
	Other	1,107	1,389

	Total other assets	3,252	3,487

	Total assets	$15,294	$14,686

Current Liabilities	Short-term debt	$45	$57
	Current maturities of long-term debt and lease obligations	380	177
	Accounts payable and accrued liabilities	3,387	3,376

	Total current liabilities	3,812	3,610

Long-Term Debt and Lease Obligations		2,664	2,567

Other Long-Term Liabilities		1,902	2,237

Commitments and Contingencies

Shareholders’ Equity	Common stock, $1 par value, authorized 2,000,000,000 shares, issued 683,494,944 shares in 2007 and 2006	683	683
	Common stock in treasury, at cost, 49,857,061 shares in 2007 and 33,016,340 shares in 2006	(2,503)	(1,433)
	Additional contributed capital	5,297	5,177
	Retained earnings	4,379	3,271
	Accumulated other comprehensive loss	(940)	(1,426)

	Total shareholders’ equity	6,916	6,272

	Total liabilities and shareholders’ equity	$15,294	$14,686

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

years ended December 31 (in millions, except per share data)		2007	2006	2005
Operations	Net sales	$11,263	$10,378	$9,849
	Costs and expenses
	Cost of goods sold	5,744	5,641	5,756
	Marketing and administrative expenses	2,521	2,282	2,030
	Research and development expenses	760	614	533
	Restructuring charge (adjustments)	70	—	(109)
	Net interest expense	22	34	118
	Other expense, net	32	61	77

	Total costs and expenses	9,149	8,632	8,405

	Income from continuing operations before income taxes	2,114	1,746	1,444
	Income tax expense	407	348	486

	Income from continuing operations	1,707	1,398	958
	Loss from discontinued operations	—	(1)	(2)

	Net income	$1,707	$1,397	$956

Per Share Data	Earnings per basic common share
	Continuing operations	$2.65	$2.15	$1.54
	Discontinued operations	—	—	—

	Net income	$2.65	$2.15	$1.54

	Earnings per diluted common share
	Continuing operations	$2.61	$2.13	$1.52
	Discontinued operations	—	—	—

	Net income	$2.61	$2.13	$1.52

	Weighted average number of common shares outstanding
	Basic	644	651	622
	Diluted	654	656	629

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

years ended December 31 (in millions) (brackets denote cash outflows)		2007	2006	2005
Cash Flows from Operations	Net income	$1,707	$1,397	$956
	Adjustments
	Depreciation and amortization	581	575	580
	Deferred income taxes	126	8	201
	Stock compensation	136	94	9
	Infusion pump charges	—	76	126
	Hemodialysis instrument charge	—	—	50
	Average wholesale pricing litigation charge	56	—	—
	Acquired in-process and collaboration research and development	61	—	—
	Restructuring charge (adjustments)	70	—	(109)
	Other	(5)	34	48
	Changes in balance sheet items
	Accounts and other current receivables	(278)	(16)	178
	Inventories	(211)	(35)	88
	Accounts payable and accrued liabilities	1	1	(325)
	Restructuring payments	(27)	(42)	(117)
	Other	88	91	(135)

	Cash flows from operations	2,305	2,183	1,550

Cash Flows from Investing Activities	Capital expenditures (including additions to the pool of equipment placed with or leased to customers of $166 in 2007, $124 in 2006, and $82 in 2005)	(692)	(526)	(444)
	Acquisitions of and investments in businesses and technologies	(112)	(5)	(47)
	Divestitures and other	499	189	124

	Cash flows from investing activities	(305)	(342)	(367)

Cash Flows from	Issuances of debt	584	751	1,072
Financing Activities	Payments of obligations	(635)	(1,294)	(2,336)
	Cash dividends on common stock	(704)	(364)	(359)
	Proceeds and realized excess tax benefits from stock issued under employee benefit plans	639	272	176
	Other issuances of stock	—	1,249	—
	Purchases of treasury stock	(1,855)	(737)	—

	Cash flows from financing activities	(1,971)	(123)	(1,447)

Effect of Foreign Exchange Rate Changes on Cash and Equivalents		25	(74)	(4)

Increase (Decrease) in Cash and Equivalents		54	1,644	(268)

Cash and Equivalents at Beginning of Year		2,485	841	1,109

Cash and Equivalents at End of Year		$2,539	$2,485	$841

Other supplemental information
Interest paid, net of portion capitalized		$119	$108	$159
Income taxes paid		$304	$296	$176

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

	2007		2006		2005
as of and for the years ended December 31 (in millions)	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Beginning of year	683	$683	648	$648	648	$648
Common stock issued	—	—	35	35	—	—

End of year	683	683	683	683	648	648

Common Stock in Treasury
Beginning of year	33	(1,433)	24	(1,150)	30	(1,511)
Purchases of common stock	34	(1,855)	18	(737)	—	—
Stock issued under employee benefit plans and other	(17)	785	(9)	454	(6)	361

End of year	50	(2,503)	33	(1,433)	24	(1,150)

Additional Contributed Capital
Beginning of year		5,177		3,867		3,856
Common stock issued		—		1,214		—
Stock issued under employee benefit plans and other		120		96		11

End of year		5,297		5,177		3,867

Retained Earnings
Beginning of year		3,271		2,430		2,000
Net income		1,707		1,397		956
Cash dividends on common stock		(463)		(380)		(364)
Stock issued under employee benefit plans and other		(136)		(176)		(162)

End of year		4,379		3,271		2,430

Accumulated Other Comprehensive Loss
Beginning of year		(1,426)		(1,496)		(1,288)
Other comprehensive income (loss)		486		305		(208)
Adjustment to initially apply SFAS No. 158, net of tax benefit of $117		—		(235)		—

End of year		(940)		(1,426)		(1,496)

Total shareholders’ equity		$6,916		$6,272		$4,299

Comprehensive Income
Net income		$1,707		$1,397		$956
Currency translation adjustments, net of tax expense (benefit) of $89 in 2007 and ($14) in 2006		247		227		(370)
Hedges of net investments in foreign operations, net of tax (benefit) expense of ($27) in 2007, ($33) in 2006, and $106 in 2005		(48)		(93)		101
Other hedging activities, net of tax expense of $6 in 2007, $8 in 2006, and $38 in 2005		23		19		63
Marketable equity securities, net of tax (benefit) expense of ($1) in 2007, ($1) in 2006, and $1 in 2005		(2)		—		1
Pension and other employee benefits, net of tax expense of $144 in 2007		266		—		—
Additional minimum pension liability, net of tax expense of $87 in 2006 and $12 in 2005		—		152		(3)

Other comprehensive income (loss)		486		305		(208)

Total comprehensive income		$2,193		$1,702		$748

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Baxter International Inc. (Baxter or the company) develops, manufactures and markets products that save and sustain the lives of people with hemophilia, immune disorders, cancer, infectious diseases, kidney disease, trauma, and other chronic and acute medical conditions. As a global, diversified healthcare company, Baxter applies a unique combination of expertise in medical devices, pharmaceuticals and biotechnology to create products that advance patient care worldwide. The company operates in three segments, which are described in Note 12.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires the company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Basis of Consolidation
The consolidated financial statements include the accounts of Baxter and its majority-owned subsidiaries, any minority-owned subsidiaries that Baxter controls, and variable interest entities in which Baxter is the primary beneficiary, after elimination of intercompany transactions.

Discontinued Operations
In 2002, management decided to divest certain businesses, principally the majority of the services businesses included in the Renal segment. The results of operations of these businesses are reported as discontinued operations. There were no net revenues relating to the discontinued operations in 2007, and net revenues were insignificant in 2006 and 2005. The divestiture plan has been completed.

Revenue Recognition
The company recognizes revenues from product sales and services when earned. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectibility is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. The shipping terms for the majority of the company’s revenue arrangements are FOB destination. The recognition of revenue is delayed if there are significant post-delivery obligations, such as training, installation or customer acceptance. In certain circumstances, the company enters into arrangements in which it commits to provide multiple elements to its customers. In these cases, total revenue is first allocated among the elements based on the estimated fair values of the individual elements, then recognized for each element in accordance with the principles described above. Fair values are generally determined based on sales of the individual elements to other third parties. Provisions for discounts, rebates to customers, chargebacks to wholesalers, and returns are provided for at the time the related sales are recorded, and are reflected as a reduction of sales.

Allowance for Doubtful Accounts
In the normal course of business, the company provides credit to customers in the healthcare industry, performs credit evaluations of these customers and maintains reserves for potential credit losses. In determining the amount of the allowance for doubtful accounts, the company considers, among other things, historical credit losses, the past due status of receivables, payment histories and other customer-specific information. Receivables are written off when the company determines they are uncollectible. Credit losses, when realized, have been within the range of the company’s allowance for doubtful accounts. The allowance for doubtful accounts was $134 million at December 31, 2007 and $127 million at December 31, 2006.

Product Warranties
The company provides for the estimated costs relating to product warranties at the time the related revenue is recognized. The cost is determined based on actual company experience for the same or similar products, as well as other relevant information. Product warranty liabilities are adjusted based on changes in estimates.

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

Cash and Equivalents
Cash and equivalents include cash, certificates of deposit and marketable securities with an original maturity of three months or less.

Notes to Consolidated Financial Statements

Inventories

as of December 31 (in millions)	2007	2006

Raw materials	$624	$526
Work in process	695	676
Finished products	1,015	864

Inventories	$2,334	$2,066

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs, and market value for work in process and finished goods is based on net realizable value. The inventory amounts above are stated net of reserves for excess and obsolete inventory, which totaled $212 million at December 31, 2007 and $180 million at December 31, 2006.

Property, Plant and Equipment, Net

as of December 31 (in millions)	2007	2006

Land	$148	$143
Buildings and leasehold improvements	1,758	1,632
Machinery and equipment	5,319	5,003
Equipment with customers	946	860
Construction in progress	653	673

Total property, plant and equipment, at cost	8,824	8,311
Accumulated depreciation and amortization	(4,337)	(4,082)

Property, plant and equipment, net (PP&E)	$4,487	$4,229

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from three to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease (including any renewal periods, if appropriate) or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes. Depreciation expense was $501 million in 2007, $488 million in 2006 and $482 million in 2005. Repairs and maintenance expense was $227 million in 2007, $215 million in 2006 and $190 million in 2005.

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

Research and Development
Research and development (R&D) costs are expensed as incurred. Acquired in-process and collaboration R&D (IPR&D) is the value assigned to acquired technology or products under development which have not received regulatory approval and have no alternative future use. Valuations are frequently completed using a discounted cash flow analysis, incorporating the stage of completion. The most significant estimates and assumptions inherent in a discounted cash flow analysis include the amount and timing of projected future cash flows, the discount rate used to measure the risks inherent in the future cash flows, the assessment of the asset’s life cycle, and the competitive and other trends impacting the asset, including consideration of technical, legal, regulatory, economic and other factors. Each of these factors can significantly affect the value of the IPR&D.

Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the related asset, and are classified as intangible assets.

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

Notes to Consolidated Financial Statements

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

Earnings Per Share
The numerator for both basic and diluted earnings per share (EPS) is net income. The denominator for basic EPS is the weighted-average number of common shares outstanding during the period. The dilutive effect of outstanding employee stock options, performance share units, restricted stock units, restricted stock, employee stock purchase subscriptions and the purchase contracts in the company’s equity units (which were settled in February 2006) is reflected in the denominator for diluted EPS principally using the treasury stock method.

The equity unit purchase contracts obligated the holders to purchase shares of Baxter common stock in February 2006 for $1.25 billion (based on a specified exchange ratio). Using the treasury stock method, prior to the February 2006 purchase date, the purchase contracts had a dilutive effect when the average market price of Baxter stock exceeded $35.69. As discussed further in Note 6, in November 2005, the company successfully remarketed the senior notes (and paid down approximately $1 billion of the $1.25 billion outstanding), and in February 2006, the purchase contracts matured and the company issued approximately 35 million shares of common stock in exchange for $1.25 billion.

The following is a reconciliation of basic shares to diluted shares.

years ended December 31 (in millions)	2007	2006	2005

Basic shares	644	651	622
Effect of dilutive securities
Employee stock options	9	4	5
Performance share units, equity unit purchase contracts and other	1	1	2

Diluted shares	654	656	629

Employee stock options to purchase 11 million, 36 million and 29 million shares in 2007, 2006 and 2005, respectively, were not included in the computation of diluted EPS because the assumed proceeds were greater than the average market price of the company’s common stock, resulting in an anti-dilutive effect on diluted earnings per share.

Stock Compensation Plans
The company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123-R) on January 1, 2006. The standard requires companies to expense the fair value of employee stock options and similar awards. The company adopted SFAS No. 123-R using the modified prospective transition method. Refer to Note 8 for further information about the company’s stock-based compensation plans and related accounting treatment.

Shipping and Handling Costs
Shipping costs, which are costs incurred to physically move product from Baxter’s premises to the customer’s premises, are classified as marketing and administrative expenses. Handling costs, which are costs incurred to store, move and prepare products for shipment, are classified as cost of goods sold. Approximately $231 million in 2007, $224 million in 2006 and $211 million in 2005 of costs were classified in marketing and administrative expenses.

Income Taxes
Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. The company maintains valuation allowances unless it is more likely than not that all or a portion of the deferred tax asset will be realized. With respect to uncertain tax positions, the company determines whether the position is more likely than not to be sustained upon examination, based on the technical merits of the position. Any tax position that meets the more-likely-than-not recognition threshold is measured and recognized in the consolidated financial statements at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The liability relating to uncertain tax positions is classified as current in the consolidated balance sheet to the extent the company anticipates making a payment within one year. Interest and penalties associated with income taxes are classified in the income tax expense line in the consolidated statement of income. As discussed in Note 10, on January 1, 2007, the company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN No. 48).

Foreign Currency Translation
For foreign operations in highly inflationary economies, translation gains and losses are included in other income or expense, and are not material. For all other

Notes to Consolidated Financial Statements

foreign operations, currency translation adjustments (CTA) are included in other comprehensive income (OCI).

Accumulated Other Comprehensive Income
Comprehensive income includes all changes in shareholders’ equity that do not arise from transactions with shareholders, and consists of net income, CTA, unrealized gains and losses on certain hedging activities, pension and other employee benefits, and unrealized gains and losses on unrestricted available-for-sale marketable equity securities. The net-of-tax components of accumulated other comprehensive income (AOCI), a component of shareholders’ equity, were as follows.

as of December 31 (in millions)	2007	2006	2005

CTA	$326	$79	$(148)
Hedges of net investments in foreign operations	(724)	(676)	(583)
Pension and other employee benefits	(555)	(821)	(738)
Other hedging activities	14	(9)	(28)
Marketable equity securities	(1)	1	1

Accumulated other comprehensive loss	$(940)	$(1,426)	$(1,496)

As discussed in Note 9, on December 31, 2006, the company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS No. 158).

Derivatives and Hedging Activities
All derivative instruments subject to SFAS No. 133, “Accounting For Derivative Instruments and Hedging Activities” and its amendments are recognized in the consolidated balance sheets at fair value.

For each derivative instrument that is designated and effective as a cash flow hedge, the gain or loss on the derivative is accumulated in AOCI and then recognized in earnings consistent with the underlying hedged item. Cash flow hedges are principally classified in cost of goods sold, and they primarily relate to intercompany sales denominated in foreign currencies.

For each derivative instrument that is designated and effective as a fair value hedge, the gain or loss on the derivative is recognized immediately to earnings, and offsets the gain or loss on the underlying hedged item. Fair value hedges are classified in net interest expense, as they hedge the interest rate risk associated with certain of the company’s fixed-rate debt.

For each derivative or nonderivative instrument that is designated and effective as a hedge of a net investment in a foreign operation, the gain or loss is recorded in OCI, with any hedge ineffectiveness recorded immediately in net interest expense. As with CTA, upon sale or liquidation of an investment in a foreign entity, the amount attributable to that entity and accumulated in AOCI would be removed from AOCI and reported as part of the gain or loss in the period during which the sale or liquidation of the investment occurs.

Changes in the fair value of derivative instruments not designated as hedges are reported directly to earnings. Undesignated derivative instruments are recorded in other income or expense (foreign currency option and forward agreements) or net interest expense (cross-currency interest-rate swap agreements). The company does not hold any instruments for trading purposes.

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

Derivatives, including those that are not designated as a hedge under SFAS No. 133, are principally classified in the operating section of the consolidated statements of cash flows, in the same category as the related consolidated balance sheet account. Cross-currency swap agreements that include a financing element at inception are classified in the financing section of the consolidated statements of cash flows when settled. Cross-currency swap agreements that did not include a financing element at inception are classified in the operating section.

Reclassifications
Certain reclassifications have been made to conform prior period consolidated financial statements and notes to the current period presentation.

New Accounting Standards
SFAS No. 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (SFAS No. 160). The new standard changes the accounting and reporting of noncontrolling interests, which have historically been referred to as minority interests. SFAS No. 160 requires that noncontrolling interests be presented in the consolidated balance sheets within shareholders’ equity, but separate from the

Notes to Consolidated Financial Statements

parent’s equity, and that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented in the consolidated statements of income. Any losses in excess of the noncontrolling interest’s equity interest will continue to be allocated to the noncontrolling interest. Purchases or sales of equity interests that do not result in a change of control will be accounted for as equity transactions. Upon a loss of control, the interest sold, as well as any interest retained, will be measured at fair value, with any gain or loss recognized in earnings. In partial acquisitions, when control is obtained, the acquiring company will recognize at fair value, 100% of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with early adoption prohibited. The new standard will be applied prospectively, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. The company is in the process of analyzing, and will adopt the standard at the beginning of 2009.

SFAS No. 141-R
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141-R). The new standard changes the accounting for business combinations in a number of significant respects. The key changes include the expansion of transactions that will qualify as business combinations, the capitalization of IPR&D as an indefinite-lived asset, the recognition of certain acquired contingent assets and liabilities at fair value, the expensing of acquisition costs, the expensing of costs associated with restructuring the acquired company, the recognition of contingent consideration at fair value on the acquisition date, and the recognition of post-acquisition date changes in deferred tax asset valuation allowances and acquired income tax uncertainties as income tax expense or benefit. SFAS No. 141-R is effective for business combinations that close in years beginning on or after December 15, 2008, with early adoption prohibited. The company is in the process of analyzing, and will adopt the standard at the beginning of 2009.

SFAS No. 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an instrument-by-instrument basis and is irrevocable. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront costs and fees associated with the item for which the fair value option is elected. At the adoption date, unrealized gains and losses on existing items for which the fair value option has been elected are reported as a cumulative adjustment to beginning retained earnings. The new standard, which is effective for the company on January 1, 2008, is not expected to have a material impact on the company’s consolidated financial statements.

SFAS No. 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157), which clarifies the definition of fair value whenever another standard requires or permits assets or liabilities to be measured at fair value. Specifically, the standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability, and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 does not expand the use of fair value to any new circumstances, and must be applied on a prospective basis except in certain cases. The standard also requires expanded financial statement disclosures about fair value measurements, including disclosure of the methods used and the effect on earnings.

In February 2008, FASB Staff Position (FSP) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (FSP No. 157-2) was issued. FSP No. 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Examples of items within the scope of FSP No. 157-2 are nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods), and long-lived assets, such as PP&E and intangible assets measured at fair value for an impairment assessment under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

The partial adoption of SFAS No. 157 on January 1, 2008 with respect to financial assets and financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis is not expected to have a material impact on the company’s consolidated financial statements. The company is in the process of analyzing the potential impact of SFAS No. 157 relating to its planned January 1, 2009 adoption of the remainder of the standard.

Notes to Consolidated Financial Statements

NOTE 2

SUPPLEMENTAL FINANCIAL INFORMATION

Goodwill and Other Intangible Assets
Goodwill
The following is a summary of the activity in goodwill by business segment.

		Medication
(in millions)	BioScience	Delivery	Renal	Total

December 31, 2005	$564	$855	$133	$1,552
Other	15	43	8	66

December 31, 2006	579	898	141	1,618
Divestiture of Transfusion Therapies business	(12)	—	—	(12)
Other	20	50	14	84

December 31, 2007	$587	$948	$155	$1,690

Refer to Note 3 for further information about the divestiture of the Transfusion Therapies (TT) business.

The Other category in the table principally consists of foreign currency fluctuations and individually insignificant acquisitions and divestitures.

Other Intangible Assets, Net
Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are not material to the company. The following is a summary of the company’s intangible assets subject to amortization.

	Developed
	technology,
(in millions, except	including
amortization period data)	patents	Other	Total

December 31, 2007
Gross other intangible assets	$848	$130	$978
Accumulated amortization	458	72	530

Other intangible assets, net	$390	$58	$448

Weighted-average amortization period (in years)	14	14	14

December 31, 2006
Gross other intangible assets	$827	$122	$949
Accumulated amortization	418	58	476

Other intangible assets, net	$409	$64	$473

Weighted-average amortization period (in years)	15	15	15

Other intangible assets principally consist of customer contracts, lists and relationships. The amortization expense for intangible assets was $57 million in 2007, $56 million in 2006 and $58 million in 2005. At December 31, 2007, the anticipated annual amortization expense for intangible assets recorded as of December 31, 2007 is $51 million in 2008, $50 million in 2009, $48 million in 2010, $44 million in 2011 and $40 million in 2012.

Other Long-Term Assets

as of December 31 (in millions)	2007	2006

Deferred income taxes	$689	$936
Insurance receivables	77	53
Other long-term receivables	130	246
Other	211	154

Other long-term assets	$1,107	$1,389

Accounts Payable and Accrued Liabilities

as of December 31 (in millions)	2007	2006

Accounts payable, principally trade	$920	$878
Income taxes payable	333	515
Common stock dividends payable	139	380
Employee compensation and withholdings	420	365
Property, payroll and certain other taxes	197	177
Infusion pumps and hemodialysis instruments reserves	74	132
Pension and other employee benefits	59	67
Cross-currency swaps	162	37
Restructuring reserves	66	55
Litigation reserves	52	25
Other	965	745

Accounts payable and accrued liabilities	$3,387	$3,376

Other Long-Term Liabilities

as of December 31 (in millions)	2007	2006

Pension and other employee benefits	$858	$1,060
Cross-currency swaps	320	699
Litigation reserves	120	83
Other	604	395

Other long-term liabilities	$1,902	$2,237

Notes to Consolidated Financial Statements

Net Interest Expense

years ended December 31 (in millions)	2007	2006	2005

Interest costs	$136	$116	$184
Interest costs capitalized	(12)	(15)	(18)

Interest expense	124	101	166
Interest income	(102)	(67)	(48)

Net interest expense	$22	$34	$118

Other Expense, Net

years ended December 31 (in millions)	2007	2006	2005

Equity method investments and minority interests	$27	$23	$15
Foreign exchange	3	15	19
Costs relating to early extinguishment and repurchase of debt	—	—	17
Legal settlements, net	9	8	(11)
Securitization and factoring arrangements	14	18	13
Gain on sale of TT business, net of $35 of related charges	(23)	—	—
Other	2	(3)	24

Other expense, net	$32	$61	$77

NOTE 3

SALE OF TRANSFUSION THERAPIES BUSINESS

On February 28, 2007, the company divested substantially all of the assets and liabilities of its TT business to an affiliate of TPG Capital, L.P. (TPG), which established the new company as Fenwal Inc. (Fenwal), for $540 million. This purchase price is subject to customary adjustments based upon the finalization of the net assets transferred. Prior to the divestiture, the TT business was part of the BioScience segment. Under the terms of the sale agreement, TPG acquired the net assets of the TT business, including its product portfolio of manual and automated blood-collection products and storage equipment, as well as five manufacturing facilities located in Haina, Dominican Republic; La Chatre, France; Maricao and San German, Puerto Rico; and Nabeul, Tunisia. The decision to sell the TT net assets was based on the results of strategic and financial reviews of the company’s business portfolio, and allows the company to increase its focus and investment on businesses with more long-term strategic value to the company.

Under transition agreements, the company is providing manufacturing and support services to Fenwal for a period of time after divestiture, which varies based on the product or service provided and other factors, but generally approximates two years. Due to the company’s actual and expected significant continuing cash flows associated with this business, the company continued to include the results of operations of TT in the company’s results of continuing operations through the February 28, 2007 sale date. No facts or circumstances have arisen subsequent to the divestiture date that have changed the expectation of significant continuing cash flows. TT business sales, which were reported in the BioScience segment, were $79 million in 2007 through the February 28 sale date, $516 million in 2006 and $547 million in 2005. Revenues associated with the manufacturing, distribution and other transition services provided by the company to Fenwal post-divestiture, which were $144 million in 2007, are reported at the corporate headquarters level and not allocated to a segment.

The major classes of the assets and liabilities sold on February 28, 2007, and classified as held for sale as of December 31, 2006, were as follows.

	February 28,	December 31,
(in millions)	2007	2006

Current assets	$149	$208
Noncurrent assets	$224	$206

Total assets	$373	$414
Total liabilities	$58	$64

The company recorded a gain on the sale of the TT business of $58 million ($30 million, or $0.05 per diluted share, on an after-tax basis) during the first quarter of 2007. Cash proceeds were $473 million, representing the $540 million net of certain items, principally international receivables that have been retained by the company post-divestiture. The gain on the sale was recorded net of transaction-related expenses and other costs of $36 million, and a $12 million allocation of a portion of BioScience segment goodwill. In addition, $52 million of the cash proceeds were allocated to the manufacturing, distribution and other transition agreements because these arrangements provide for below-market consideration for those services. During 2007, $23 million of deferred revenue related to these arrangements was recognized as the services were performed.

In connection with the TT divestiture, the company recorded a $35 million charge ($24 million, or $0.04 per diluted share, on an after-tax basis) principally associated with severance and other employee-related costs. Reserve utilization during 2007 was $4 million. The reserve is expected to be substantially utilized by the end of 2009, and the company believes that the reserves are adequate. However, adjustments may be recorded in the future as the transition is completed.

The gain on the sale of the TT business and the related charge were recorded in other income and expense, net on the consolidated statement of income. The amounts were

Notes to Consolidated Financial Statements

reported at the corporate headquarters level and were not allocated to a segment.

NOTE 4

ACQUISITIONS OF AND INVESTMENTS IN BUSINESSES AND TECHNOLOGIES

Nycomed Pharma AS
In December 2007, the company entered into an agreement with Nycomed Pharma AS (Nycomed) that grants Baxter exclusive rights to market and distribute Nycomed’s TachoSil surgical patch in the United States. TachoSil is a fixed combination of a collagen patch coated with human thrombin and fibrinogen, which is used in a variety of surgical procedures to seal tissue and control bleeding. This BioScience segment arrangement included an up-front cash obligation of $10 million, which was expensed as IPR&D in 2007 as the licensed technology had not received regulatory approval in the United States and had no alternative future use. The payment was made in January 2008. The company may be required to make additional payments of up to $39 million based on the successful completion of specified development and sales milestones.

Nektar Therapeutics
In December 2007, the company amended its exclusive R&D, license and manufacturing agreement with Nektar Therapeutics (Nektar), expanding its existing BioScience business relationship to include the use of Nektar’s proprietary PEGylation technology in the development of longer-acting forms of blood clotting proteins. The arrangement included an up-front cash obligation of $5 million, which was expensed as IPR&D in 2007 as the licensed technology had not received regulatory approval and had no alternative future use. The payment was made in January 2008. The company may be required to make additional payments of up to $38 million based on the successful completion of specified development and sales milestones, in addition to royalty payments on future sales of the related products.

HHD/DEKA
In August 2007, the company entered into a collaboration with HHD, LLC (HHD) and DEKA Products Limited Partnership and DEKA Research and Development Corp. (collectively, DEKA) for the development of a next-generation home hemodialysis (HD) machine. HHD owns certain intellectual property and licensing rights that are being used to develop the next-generation home HD machine. In addition, pursuant to an R&D and license agreement between HHD and DEKA, DEKA is performing R&D activities for HHD in exchange for compensation for the R&D services and licensing rights, plus royalties on any commercial sales of the developed product.

In connection with this Renal segment collaboration, the company purchased an option for $25 million to acquire the assets of HHD, and is reimbursing HHD for the R&D services performed by DEKA, as well as other of HHD’s costs associated with developing the home HD machine. Pursuant to the option agreement with HHD, the company can exercise the option at any time between the effective date of the agreement and the earlier of U.S. Food and Drug Administration (FDA) approval of the product or January 31, 2011. The exercise price is fixed, varying only based on the timing of exercise, with the exercise price decreasing over the exercise period, from $45 million to $19 million. Upon exercise, the company would make additional payments of up to approximately $5 million based on contractual relationships between HHD and third parties. The company estimates that FDA approval will be received toward the end of the option exercise period, with commercialization to immediately follow. Because the company is the primary beneficiary of the risks and rewards of HHD’s activities, the company is consolidating the financial results of HHD from the date of the option purchase.

HHD’s assets and technology have not yet received regulatory approval and no alternative future use has been identified. In conjunction with the execution of the option agreement with HHD and the related payment of $25 million, the company recognized a net IPR&D charge of $25 million during the third quarter of 2007. The project was principally valued through discounted cash flow analysis, utilizing the income approach, and was discounted at a 19% rate, which was considered commensurate with the project’s risks and stage of development. The most significant estimates and assumptions inherent in the discounted cash flow analysis include the amount and timing of projected future cash inflows, the amount and timing of projected costs to develop the IPR&D into a commercially viable product, the discount rate used to measure the risks inherent in the future cash flows, the assessment of the asset’s life cycle, and the competitive and other trends impacting the asset, including consideration of technical, legal, regulatory, economic and other factors. Assumed additional R&D expenditures prior to the date of product introduction totaled over $35 million. Material net cash inflows were forecasted in the valuation to commence in 2011. There is no assurance that the underlying assumptions used to prepare the discounted cash flow analysis will not change or that the timely completion of the project to commercial success will occur. Actual results may differ from the company’s estimates due to the inherent uncertainties associated with R&D projects.

MAAS Medical, LLC
In June 2007, the company acquired substantially all of the assets of MAAS Medical, LLC (MAAS Medical), a company

Notes to Consolidated Financial Statements

that specializes in infusion systems technology. The acquisition expands Baxter’s R&D capabilities, as the talent and technology acquired has been incorporated into Baxter’s R&D organization and applied in the development of infusion systems and related technologies within the Medication Delivery segment. The purchase price of $11 million was principally allocated to IPR&D, and expensed at the acquisition date. The IPR&D relates to products under development which had not achieved regulatory approval and had no alternative future use. The company may be required to make additional payments of up to $14 million based on the successful completion of specified milestones, principally associated with the regulatory approval of products.

Halozyme Therapeutics, Inc.
In February 2007, the company entered into an arrangement to expand the company’s existing arrangements with Halozyme Therapeutics, Inc. (Halozyme) to include the use of HYLENEX recombinant (hyaluronidase human injection) with the company’s proprietary and non-proprietary small molecule drugs. Under the terms of this Medication Delivery segment arrangement, the company made an initial payment of $10 million for license and other rights, which was capitalized as an intangible asset, and made a $20 million investment in the common stock of Halozyme. The company assumes the development, manufacturing, clinical, regulatory, and sales and marketing costs associated with the products included in the arrangement.

In September 2007, the company entered into an arrangement with Halozyme to apply Halozyme’s Enhanze technology to the development of a subcutaneous route of administration for Baxter’s liquid formulation of IGIV (immune globulin intravenous). Under the terms of this BioScience segment arrangement, the company made an initial payment of $10 million, which was expensed as IPR&D as the licensed technology had not received regulatory approval and had no alternative future use.

With respect to both of these arrangements with Halozyme, the company may be required to make additional payments of up to $62 million in aggregate based on the successful completion of specified development and sales milestones, in addition to royalty payments on future sales of the related products.

NOTE 5

RESTRUCTURING AND OTHER CHARGES

Restructuring Charges
The following is a summary of restructuring charges recorded by the company in 2007 and 2004, and income adjustments recorded in 2005 relating to restructuring charges.

2007 Restructuring Charge
In 2007, the company recorded a restructuring charge of $70 million principally associated with the consolidation of certain commercial and manufacturing operations outside of the United States. Based on a review of current and future capacity needs, the company decided to integrate several facilities to reduce the company’s cost structure and optimize operations, principally in the Medication Delivery segment.

Included in the charge was $17 million related to asset impairments, principally to write down PP&E based on market data for the assets. Also included in the charge was $53 million for cash costs, principally pertaining to severance and other employee-related costs associated with the elimination of approximately 550 positions, or approximately 1% of the company’s total workforce.

2005 Adjustments to Restructuring Charges
During 2005, the company recorded a $109 million benefit relating to adjustments to restructuring charges recorded in 2004, as well as a prior restructuring program ($61 million of which related to the reserve for cash costs for the 2004 program, as detailed in the table below), as the implementation of the programs progressed, actions were completed, and the company refined its estimates of remaining spending. The restructuring reserve adjustments principally related to severance and other employee-related costs. The company’s targeted headcount reductions were achieved with a higher level of attrition than originally anticipated. Accordingly, the company’s severance payments were projected to be lower than originally estimated. The remaining reserve adjustments principally related to changes in estimates regarding certain contract termination costs, certain adjustments related to asset disposal proceeds that were in excess of original estimates, and the finalization of employment termination arrangements.

2004 Restructuring Charge
In 2004, the company recorded a $543 million restructuring charge principally associated with the company’s decision to implement actions to reduce the company’s overall cost structure and to drive sustainable improvements in financial performance. Included in the 2004 charge was $196 million relating to asset impairments, almost all of which was to write down PP&E based on market data for the assets. Also included in the 2004 charge was $347 million for cash costs, principally pertaining to severance and other employee-related costs.

Restructuring Reserves
The following summarizes cash activity in the reserves related to the 2007 and 2004 restructuring charges.

Notes to Consolidated Financial Statements

	Employee-	Contractual
	related	and other
(in millions)	costs	costs	Total

Charge	$212	$135	$347
Utilization	(60)	(32)	(92)

December 31, 2004	152	103	255
Utilization	(67)	(34)	(101)
Adjustments	(40)	(21)	(61)

December 31, 2005	45	48	93
Utilization	(31)	(7)	(38)

December 31, 2006	14	41	55
Charge	46	7	53
Utilization	(15)	(12)	(27)

December 31, 2007	$45	$36	$81

Restructuring reserve utilization in 2007 totaled $27 million, with $5 million relating to the 2007 program and $22 million relating to the 2004 program. The 2007 and 2004 reserves are expected to be utilized by the end of 2009, with the majority of the payments to be made in 2008. The company believes that the reserves are adequate. However, adjustments may be recorded in the future as the programs are completed.

Other Charges
The charges discussed below were classified in cost of goods sold in the company’s consolidated income statements. The actual costs relating to certain of these matters may differ from the company’s estimates. It is possible that additional charges may be required in future periods, based on new information or changes in estimates.

Infusion Pumps
COLLEAGUE and SYNDEO Pumps  The company recorded charges of $94 million in 2006 ($76 million of special charges and $18 million of other costs), and $77 million in 2005 related to issues associated with its COLLEAGUE and SYNDEO infusion pumps. In 2007, the company continued to refine its estimates and increased its reserve by $14 million.

The company began to hold shipments of COLLEAGUE infusion pumps in July 2005, and continues to hold shipments of new pumps in the United States. Following a number of Class I recalls (recalls at the FDA’s highest priority level) relating to the performance of the pumps, as well as the seizure litigation described in Note 11, the company entered into a Consent Decree with the United States in June 2006 outlining the steps the company must take to resume sales of new pumps in the United States. Additional Class I recalls related to remediation and repair and maintenance activities were addressed by the company in 2007. The Consent Decree provides for reviews of the company’s facilities, processes and controls by the company’s outside expert (PAREXEL), followed by the FDA. In October 2007 PAREXEL completed its review and delivered its certification to the FDA. Thereafter, the FDA inspected and remains in a dialogue with the company with respect to such inspection and satisfaction of the requirements of the Consent Decree.

Included in the 2005 charge was $4 million relating to asset impairments and $73 million for cash costs, representing an estimate of the cash expenditures for the materials, labor and freight costs expected to be incurred to remediate the design issues. Included in the 2006 special charge was $3 million relating to asset impairments and $73 million for cash costs, which related to additional customer accommodations and adjustments to the previously established reserves for remediation costs based on further definition of the potential remediation requirements and the company’s experience remediating pumps outside of the United States. Also, in 2006, the company recorded an additional $18 million of expense, of which $7 million related to asset impairments and $11 million related to additional warranty and other commitments made to customers. The additional $14 million recorded in 2007 represented changes in estimates relating to the previously established reserves for cash costs as the company executes the remediation plan.

The company’s sales of COLLEAGUE pumps totaled approximately $170 million in 2004 and $85 million in the first half of 2005. There were no sales of COLLEAGUE pumps during the last six months of 2005 or the first six months of 2006. By the end of 2006, the remediation plan outside of the United States was substantially complete, and the company began to sell COLLEAGUE pumps outside of the United States. Sales of the COLLEAGUE pump in 2006 and 2007 were not significant.

While the company continues to work to resolve the issues described above, there can be no assurance that additional costs or penalties will not be incurred or that additional regulatory actions will not occur or that sales of any other product may not be adversely affected.

6060 Infusion Pump  The company recorded a $49 million charge in 2005 associated with the withdrawal of its 6060 multi-therapy infusion pump from the market. In 2005, the company announced in a letter to customers that it planned to withdraw its 6060 multi-therapy infusion pump from the market over 12 months due to potential issues with the pump. The decision to withdraw the 6060 multi-therapy infusion pump has not had a material impact on company sales. The withdrawal was completed during 2007. Included in the $49 million charge was $41 million for cash costs. The charge principally consisted of the estimated costs to provide customers with replacement pumps, with the remainder of the charge related to asset

Notes to Consolidated Financial Statements

impairments, principally to write off customer lease receivables. The company recorded a $16 million adjustment in 2006 and a $3 million adjustment in 2007 to reduce the reserve, as the estimated costs associated with providing customers with replacement pumps were refined.

Reserves  The following summarizes cash activity in the company’s infusion pump reserves, including the COLLEAGUE, SYNDEO and 6060 infusion pumps, through December 31, 2007.

	COLLEAGUE
(in millions)	and SYNDEO	6060	Total

Charges	$73	$41	$114
Utilization	(4)	—	(4)

December 31, 2005	69	41	110
Charges	84	—	84
Utilization	(42)	(17)	(59)
Adjustments	—	(16)	(16)

December 31, 2006	111	8	119
Utilization	(55)	(5)	(60)
Adjustments	14	(3)	11

December 31, 2007	$70	$—	$70

The majority of the remaining infusion pump reserves are expected to be utilized during 2008.

Hemodialysis Instruments
During 2005, the company recorded a $50 million charge associated with the company’s decision to discontinue the manufacture of HD instruments, including the company’s MERIDIAN instrument. In 2005, the FDA had classified a recall letter from Baxter to customers regarding the company’s MERIDIAN HD instrument as a Class I recall. The letter related to issues associated with the blood tubing sets used with the MERIDIAN instrument. The classification did not require the return of MERIDIAN instruments currently in the market. The decision to stop manufacturing HD instruments is consistent with the company’s strategy to optimize and improve the financial performance of the Renal business, by focusing resources on peritoneal dialysis therapies while maintaining a broad portfolio of HD products. The company continues to distribute its existing line of HD dialyzers and provide HD solutions and concentrates.

Included in the $50 million charge was $23 million relating to asset impairments, principally to write down inventory, equipment and other assets used to manufacture HD machines. The remaining $27 million of the charge related to the cash payments associated with providing customers with replacement instruments. The company utilized $9 million of these reserves in 2007 and $14 million in 2006. The remaining $4 million reserve is expected to be utilized in 2008.

NOTE 6

DEBT, CREDIT FACILITIES, AND COMMITMENTS AND CONTINGENCIES

Debt Outstanding
At December 31, 2007 and 2006, the company had the following debt outstanding.

	Effective
as of December 31 (in millions)	interest rate[1]	2007[2]	2006[2]
7.125% notes due 2007	7.1%	$—	$55
Variable-rate loan due 2008	7.2%	—	40
Variable-rate loan due 2008	4.8%	—	139
7.25% notes due 2008	7.3%	29	29
9.5% notes due 2008	9.5%	76	78
5.196% notes due 2008	5.4%	251	251
4.75% notes due 2010	3.7%	499	499
Variable-rate loan due 2010	1.1%	143	136
Variable rate loan due 2012	1.2%	125	120
4.625% notes due 2015	4.8%	599	571
5.9% notes due 2016	6.0%	598	598
6.625% debentures due 2028	6.7%	155	156
6.25% notes due 2037	4.9%	499	—
Other		70	72

Total debt and capital lease obligations		3,044	2,744
Current portion		(380)	(177)

Long-term portion		$2,664	$2,567

[1]	Excludes the effect of related interest rate swaps, as applicable.

[2]	Book values include discounts, premiums and adjustments related to hedging instruments, as applicable.

In addition, as further discussed below, the company has short-term debt totaling $45 million at December 31, 2007 and $57 million at December 31, 2006

Significant Debt Issuances, Repurchases and Redemptions
Significant Debt Issuances
In December 2007, the company issued $500 million of senior unsecured notes, maturing in December 2037, and bearing a 6.25% coupon rate. In August 2006, the company issued $600 million of senior unsecured notes, maturing in September 2016 and bearing a 5.9% coupon rate. The notes are redeemable, in whole or in part, at the company’s option, subject to a make-whole premium.

In 2005 Baxter Finco B.V., an indirectly wholly-owned subsidiary of Baxter International Inc., issued $500 million of 4.75% five-year senior unsecured notes. The notes, which are guaranteed by Baxter International Inc., are redeemable, in whole or in part, at Baxter Finco B.V.’s option, subject to a make-whole premium.

The net proceeds from these issuances are being used for general corporate purposes, including the repayment of outstanding indebtedness. The debt instruments include

Notes to Consolidated Financial Statements

certain covenants, including restrictions relating to the company’s creation of secured debt and transfers of assets.

In 2005 the company drew $300 million under its European credit facility, which is further discussed below, of which $139 million was outstanding at December 31, 2006. As also discussed below, the facility was replaced in January 2008. There were no borrowings outstanding at December 31, 2007 related to this facility.

Repurchase of Notes Included in Equity Units
In 2002, the company issued equity units for $1.25 billion in an underwritten public offering. Each equity unit consisted of senior notes ($1.25 billion in total) that were scheduled to mature in February 2008, and a purchase contract. The purchase contracts obligated the holders to purchase between 35.0 and 43.4 million shares (based on a specified exchange ratio) of Baxter common stock in February 2006 for $1.25 billion. Baxter made interest payments to the note holders at an annual rate of 3.6%, and payments to the purchase contract holders at an annual rate of 3.4%.

As originally scheduled, in November 2005 the $1.25 billion of notes were remarketed, and the 3.6% annual interest rate was reset to 5.196%. As discussed in Note 10, in 2005 the company repatriated approximately $2.1 billion of foreign earnings under the American Jobs Creation Act of 2004. Using a portion of the repatriation cash proceeds, the company purchased and retired $1 billion of the remarketed notes. The outstanding remarketed notes, which total $251 million, mature in 2008.

In February 2006, the purchase contracts matured and Baxter issued approximately 35 million shares of Baxter common stock for $1.25 billion. The company used the cash proceeds from the settlement of the equity units purchase contracts to pay down existing debt, for stock repurchases and for other general corporate purposes.

Redemptions
Using the cash proceeds from the settlement of the equity units purchase contracts, the company paid down its 5.75% notes, which approximated $780 million, upon their maturity in February 2006. In November 2005, the company redeemed the approximately $500 million outstanding of its 5.25% notes, which were due in 2007. The company incurred $17 million in costs associated with the repurchase of the notes included in the equity units and the redemption of other notes in 2005. These costs are included in other expense, net in the consolidated statements of income.

Future Minimum Lease Payments and Debt Maturities

		Debt maturities
	Operating	and capital
as of and for the years ended December 31 (in millions)	leases	leases

2008	$147	$380
2009	121	5
2010	104	646
2011	92	2
2012	77	128
Thereafter	87	1,891

Total obligations and commitments	628	3,052
Interest on capital leases, discounts and premiums, and adjustments relating to hedging instruments	n/a	(8)

Long-term debt and lease obligations	$628	$3,044

Credit Facilities
The company had $2.5 billion of cash and equivalents at December 31, 2007. The company’s primary revolving credit facility has a maximum capacity of $1.5 billion and matures in December 2011. The company also maintained a credit facility denominated in Euros with a maximum capacity of approximately $750 million at December 31, 2007. This facility matured in January 2008 and was replaced by a new Euro-denominated facility with a maximum capacity of approximately $450 million, maturing in January 2013. The company’s facilities enable the company to borrow funds on an unsecured basis at variable interest rates, and contain various covenants, including a maximum net-debt-to-capital ratio. At December 31, 2007, the company was in compliance with the financial covenants in these agreements. There were no borrowings outstanding under either of the two outstanding facilities at December 31, 2007.

The company also maintains other credit arrangements, which totaled $421 million at December 31, 2007 and $341 million at December 31, 2006. Borrowings outstanding under these facilities totaled $45 million at December 31, 2007 and $57 million at December 31, 2006.

Credit Rating Requirements
As discussed further in Note 7, the company uses foreign currency and interest rate derivative instruments for hedging purposes. One of the company’s agreements includes a provision whereby the counterparty financial institution could cause the arrangement to be terminated if Baxter’s credit rating on its senior unsecured debt declined to BBB- or Baa3 (i.e., a three-rating or five-rating downgrade from the company’s year-end 2007 rating, depending upon the rating agency). As of

Notes to Consolidated Financial Statements

December 31, 2007, the mark-to-market liability balance of outstanding cross-currency swaps subject to this agreement totals approximately $320 million.

Leases
The company leases certain facilities and equipment under capital and operating leases expiring at various dates. The leases generally provide for the company to pay taxes, maintenance, insurance and certain other operating costs of the leased property. Most of the operating leases contain renewal options. Operating lease rent expense was $157 million in 2007, $146 million in 2006 and $138 million in 2005.

Other Commitments and Contingencies
Joint Development and Commercialization Arrangements
In the normal course of business, Baxter enters into joint development and commercialization arrangements with third parties, sometimes with investees of the company. The arrangements vary but generally provide that Baxter will receive certain rights to manufacture, market or distribute a specified technology or product under development in exchange for up-front payments and contingent payments relating to the achievement of specified pre-clinical, clinical, regulatory approval or sales milestones. The company also has similar contingent payment arrangements relating to certain asset and business acquisitions. At December 31, 2007, the unfunded milestone payments under these arrangements totaled $713 million. This total excludes any contingent royalties. Based on the company’s projections, any contingent payments made in the future will be more than offset over time by the estimated net future cash flows relating to the rights acquired for those payments. The majority of the contingent payments relate to arrangements in the BioScience segment. Included in the total were contingent milestone payments of $153 million relating to the significant arrangements entered into during 2007 that are discussed in Note 4. Aside from the items discussed in Note 4, significant collaborations relate to the development of hard and soft tissue-repair products to position the company to enter the orthobiologic market, the development of longer-acting forms of blood clotting proteins to treat hemophilia A, the development of recombinant protein ADAM-TS 13 to treat a severe condition that causes blood clots in blood vessels throughout the body, and other arrangements.

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

Legal Contingencies
Refer to Note 11 for a discussion of the company’s legal contingencies.

NOTE 7

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Receivable Securitizations
Where economical, the company has entered into agreements with various financial institutions in which undivided interests in certain pools of receivables are sold. The securitized receivables have principally consisted of hardware lease receivables originated in the United States, and trade receivables originated in Europe and Japan. In November 2007, the company purchased the third party interest in the previously sold receivables under the European securitization agreement, resulting in a net cash outflow of $157 million, consisting of $225 million of receivables and $68 million of retained interests. The $157 million net cash outflow was classified as an investing activity in the consolidated statement of cash flows. Subsequent cash collections from customers relating to these receivables are also classified in the investing section of the consolidated statement of cash flows, and totaled $161 million through December 31, 2007. The European facility matured in November 2007 and was not renewed.

The U.S. securitization facility matured in December 2007 and was not renewed. The company continues to service the receivables in its U.S. and Japanese securitization arrangements. Servicing assets or liabilities are not recognized because the company receives adequate compensation to service the sold receivables. The Japanese securitization arrangement includes limited recourse provisions, which are not material. Neither the

Notes to Consolidated Financial Statements

buyers of the receivables nor the investors in the U.S. securitization arrangement have recourse to assets other than the transferred receivables.

A subordinated interest in each securitized portfolio is generally retained by the company. The amount of the retained interests and the costs of certain of the securitization arrangements vary with the company’s credit ratings and other factors. The fair values of the retained interests are estimated taking into consideration both historical experience and current projections with respect to the transferred assets’ future credit losses. The key assumptions used when estimating the fair values of the retained interests include the discount rate (which generally averages approximately 4%), the expected weighted-average life (which averages approximately 11 months for lease receivables) and anticipated credit losses (which are expected to be immaterial). The subordinated interests retained in the transferred receivables are carried as assets in Baxter’s consolidated balance sheets, and totaled $22 million at December 31, 2007 and $95 million at December 31, 2006, with the decrease in 2007 principally due to the purchase of the third party interest in the receivables previously sold under the European facility. An immediate 20% adverse change in these assumptions would not have a material impact on the fair value of the retained interests at December 31, 2007. These sensitivity analyses are hypothetical. Changes in fair value based on a 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in each assumption to the change in fair value may not be linear.

As detailed in the following table, the securitization arrangements resulted in net cash outflows of $240 million (of which $225 million was classified as an investing activity and $15 million as an operating activity in the consolidated statements of cash flows), $123 million and $111 million in 2007, 2006 and 2005, respectively. A summary of the securitization activity is as follows.

as of and for the years ended December 31 (in millions)	2007	2006	2005

Sold receivables at beginning of year	$348	$451	$594
Proceeds from sales of receivables	1,395	1,405	1,418
Purchase of interest in receivables in the European securitization facility	(225)	—	—
Cash collections (remitted to the owners of the receivables)	(1,410)	(1,528)	(1,529)
Foreign exchange	21	20	(32)

Sold receivables at end of year	$129	$348	$451

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

Notes to Consolidated Financial Statements

manage interest costs using a mix of fixed- and floating-rate debt that the company believes is appropriate. To manage this mix in a cost efficient manner, the company periodically enters into interest rate swaps, in which the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional amount.

Cash Flow Hedges
The company uses option and forward contracts to hedge the foreign exchange risk to earnings relating to firm commitments and forecasted transactions denominated in foreign currencies. The company periodically uses forward-starting interest rate swaps and treasury rate locks to hedge the risk to earnings associated with movements in interest rates relating to anticipated issuances of debt. Certain other firm commitments and forecasted transactions are also periodically hedged.

The following table summarizes net-of-tax activity in AOCI, a component of shareholders’ equity, related to the company’s cash flow hedges.

as of and for the years ended December 31 (in millions)	2007	2006	2005

Accumulated other comprehensive loss balance at beginning of year	$(9)	$(28)	$(91)
Net loss in fair value of derivatives during the year	(43)	(65)	(1)
Net loss reclassified to earnings during the year	66	84	64

Accumulated other comprehensive income (loss) balance at end of year	$14	$(9)	$(28)

As of December 31, 2007, $4 million of deferred net after-tax gains on derivative instruments included in AOCI are expected to be recognized in earnings during the next 12 months, coinciding with when the hedged items are expected to impact earnings.

The maximum term over which the company has cash flow hedge contracts in place related to forecasted transactions at December 31, 2007 is one year.

Fair Value Hedges
The company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. These instruments hedge the company’s earnings from fluctuations in interest rates. No portion of the change in fair value of the company’s fair value hedges was ineffective during the three years ended December 31, 2007.

Hedges of Net Investments in Foreign Operations
The company historically hedged the net assets of certain of its foreign operations using a combination of foreign currency denominated debt and cross-currency swaps. The cross-currency swaps have served as effective hedges for accounting purposes and have reduced volatility in the company’s shareholders’ equity balance. The net after-tax (losses) gains related to derivative and nonderivative net investment hedge instruments recorded in OCI were ($48) million, ($93) million, and $101 million in 2007, 2006 and 2005, respectively.

In 2004, the company reevaluated its net investment hedge strategy and elected to reduce the use of these instruments as a risk management tool. In order to reduce financial risk and uncertainty through the maturity (or cash settlement) dates of the cross-currency swaps, the company executed offsetting, or mirror, cross-currency swaps relating to over half of the existing portfolio. As of the date of execution, these mirror swaps effectively fixed the net amount that the company will ultimately pay to settle the cross-currency swap agreements subject to this strategy. After execution, as the market value of the fixed portion of the original portfolio changes, the market value of the mirror swaps changes by an approximately offsetting amount. The mirror swaps are settled when the offsetting existing swaps are settled. The following is a summary, by maturity date, of the mark-to-market liability position of the original cross-currency swaps portfolio, the mirror swaps asset position, and the total mark-to-market position as of December 31, 2007 (in millions).

Maturity date	Swaps liability	Mirror swaps asset	Net liability

2008	$162	$5	$157
2009	320	—	320

Total	$482	$5	$477

Approximately $157 million, or 33%, of the total remaining net liability of $477 million as of December 31, 2007 has been fixed by the mirror swaps. The $157 million was settled in January 2008.

In accordance with SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” when the cross-currency swaps are settled, the cash flows are reported within the financing section of the consolidated statement of cash flows. When the mirror swaps are settled, the cash flows are reported in the operating section of the consolidated statement of cash flows. Of the $334 million of settlement payments in 2007, $303 million of cash outflows were included in the financing section and $31 million of cash outflows were included in the operating section. Of the $379 million of net settlement payments in 2005, $432 million of cash outflows were included in the financing section and

Notes to Consolidated Financial Statements

$53 million of cash inflows were included in the operating section. There were no settlements of cross-currency swaps or mirror swaps in 2006.

The total swaps net liability decreased from $736 million at December 31, 2006 to $477 million at December 31, 2007 due to the settlement of $334 million of certain cross-currency swaps during the year, partially offset by unfavorable movements in the foreign currency rate.

Other Foreign Currency Hedges
The company uses option and forward contracts to hedge earnings from the effects of foreign exchange relating to certain of the company’s intercompany and third-party receivables and payables denominated in a foreign currency. These derivative instruments are generally not formally designated as hedges, and the change in fair value of the instruments, which substantially offsets the change in book value of the hedged items, is recorded directly to other income or expense.

Book Values and Fair Values of Financial Instruments

	Book values		Approximate fair values
as of December 31 (in millions)	2007	2006	2007	2006

Assets
Long-term insurance receivables	$77	$53	$75	$48
Investments	26	13	25	13
Foreign currency hedges	16	29	16	29
Interest rate hedges	2	—	2	—
Cross-currency swaps	5	—	5	—
Liabilities
Short-term debt	45	57	45	57
Current maturities of long-term debt and lease obligations	380	177	382	177
Other long-term debt and lease obligations	2,664	2,567	2,677	2,539
Foreign currency hedges	83	60	83	60
Interest rate hedges	—	26	—	26
Cross-currency swaps	482	736	482	736
Long-term litigation liabilities	120	83	117	76

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

NOTE 8

COMMON AND PREFERRED STOCK

Stock-Based Compensation Plans
Types of Stock Compensation Plans
The company has a number of stock-based employee compensation plans, including stock option, stock purchase, performance share unit (PSU) (beginning in 2007), restricted stock unit (to be settled in stock) (RSU) and restricted stock plans. Shares issued relating to the company’s stock-based plans are generally issued out of treasury stock. As of December 31, 2007, approximately 42 million authorized shares are available for future awards under the company’s stock-based compensation plans. The following is a summary of the company’s significant stock compensation plans.

Stock Option Plans  Stock options are granted to employees and non-employee directors with exercise prices at least equal to 100% of the market value on the date of grant. Most outstanding employee stock options cliff-vest 100% three years from the grant date and have a contractual term of 10 years. Beginning in 2007, stock options granted generally vest in one-third increments over a three-year period and have a contractual term of 10 years. Stock options granted to non-employee directors generally cliff-vest 100% one year from the grant date and have a contractual term of 10 years. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the vesting period.

The following table summarizes stock option activity for the year ended December 31, 2007 and stock option information at December 31, 2007.

			Weighted-
			average
		Weighted-	remaining
		average	contractual	Aggregate
		exercise	term	intrinsic
(options and aggregate intrinsic values in thousands)	Options	price	(in years)	value

Outstanding at January 1, 2007	62,552	$38.48
Granted	8,034	51.74
Exercised	(16,810)	37.43
Forfeited	(2,626)	38.71

Outstanding at December 31, 2007	51,150	$40.90	5.7	$877,615

Vested or expected to vest as of December 31, 2007	49,443	$40.76	5.5	$854,855

Exercisable at December 31, 2007	27,539	$40.12	3.4	$493,872

Notes to Consolidated Financial Statements

The aggregate intrinsic value in the table above represents the difference between the exercise price and the company’s closing stock price on the last trading day of the year. The total intrinsic value of options exercised was $294 million, $101 million and $64 million in 2007, 2006 and 2005, respectively.

As of December 31, 2007, $97 million of unrecognized compensation cost related to stock options is expected to be recognized as expense over a weighted-average period of approximately 1.8 years.

Restricted Stock and RSU Plans  The company grants restricted stock and RSUs to key employees. Prior to 2007, the company granted restricted stock to non-employee directors. Beginning in 2007, the company began granting RSUs to non-employee directors. As part of an overall, periodic reevaluation of the company’s stock compensation programs, the company decided to replace the RSU component of its compensation package for senior management with PSUs with market-based conditions beginning with its 2007 annual equity awards. This change was made to more effectively tie equity awards to company performance on a prospective basis. The company also changed the overall mix of stock compensation, from a weighting of 70% stock options and 30% RSUs, to 50% stock options and 50% PSUs. The mix of stock options was adjusted downward in order to reflect the market shift away from stock options in favor of full-value shares. Certain members of senior management received a one-time transitional award of RSUs in 2007 as part of their annual equity awards.

RSUs principally vest in one-third increments over a three-year period. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the vesting period.

The following table summarizes nonvested RSU and restricted stock activity for the year ended December 31, 2007.

		Weighted-average
	Shares or	grant-date
(shares and share units in thousands)	share units	fair value

Nonvested RSUs and restricted stock at January 1, 2007	1,295	$37.65
Granted	403	52.41
Vested	(513)	37.07
Forfeited	(54)	39.43

Nonvested RSUs and restricted stock at December 31, 2007	1,131	$43.09

As of December 31, 2007, $23 million of unrecognized compensation cost related to RSUs and restricted stock is expected to be recognized as expense over a weighted-average period of approximately 1.7 years. The fair value of RSUs and restricted stock vested in 2007, 2006 and 2005 was $26 million, $10 million and $2 million, respectively.

PSU Plan  As discussed above, PSUs were first granted in 2007. The payout resulting from the vesting of the PSUs is based on Baxter’s growth in shareholder value versus the growth in shareholder value of the healthcare companies in Baxter’s peer group during the three-year performance period commencing with the year in which the PSUs are granted. Depending on how Baxter’s growth in shareholder value compares, a holder of PSUs is entitled to receive a number of shares of common stock equal to a percentage, ranging from 0% to 200%, of the PSUs granted. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the service period.

In March 2007, 0.8 million PSUs were granted with a grant-date fair value of $64.44 per PSU. As of December 31, 2007, $24 million of unrecognized compensation cost related to PSUs is expected to be recognized as expense over approximately two years.

Employee Stock Purchase Plans  Nearly all employees are eligible to participate in the company’s employee stock purchase plan (ESPP). The ESPP has been amended and restated as a result of the company’s periodic reassessments of the nature and level of employee benefits.

For subscriptions beginning on or after January 1, 2008, the employee purchase price is 85% of the closing market price on the purchase date. For subscriptions that began on or after April 1, 2005 through the end of 2007, the employee purchase price was 95% of the closing market price on the purchase date. For subscriptions that began prior to April 1, 2005, the employee purchase price was the lower of 85% of the closing market price on the date of subscription or 85% of the closing market price on the purchase dates.

Under SFAS No. 123-R, no compensation expense is recognized for subscriptions that began on or after April 1, 2005 through the end of 2007. Expense recognized in 2007 and 2006 relating to subscriptions that began prior to April 1, 2005 was immaterial. Expense will be recognized in the future relating to subscriptions beginning on or after January 1, 2008.

During 2007, 2006 and 2005, the company issued 192,553, 552,493 and 1,124,062 shares, respectively, under these plans. The number of shares under subscription at December 31, 2007 totaled approximately 1.4 million.

Notes to Consolidated Financial Statements

Adoption of SFAS No. 123-R
The company adopted SFAS No. 123-R effective January 1, 2006 using the modified prospective method. Under this transition method, stock compensation expense recognized in 2006 includes the following:

(a)	Compensation expense for all stock-based compensation awards granted before January 1, 2006, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, ‘‘Accounting for Stock-Based Compensation” (SFAS No. 123); and

(b)	Compensation expense for all stock-based compensation awards granted on or after January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123-R.

Prior to January 1, 2006, the company measured stock compensation expense using the intrinsic value method of accounting in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees,” and related interpretations (APB No. 25). Thus, expense was generally not recognized for the company’s employee stock option and purchase plans, but expense was recognized relating to the company’s restricted stock and RSU grants and certain modifications to stock options. Results for prior periods have not been restated.

Stock compensation expense measured in accordance with SFAS No. 123-R totaled $94 million ($63 million on a net-of-tax basis, or $0.10 per basic and diluted share) for the year ended December 31, 2006. The adoption of SFAS No. 123-R resulted in increased expense of $77 million ($53 million on a net-of-tax basis, or $0.08 per basic and diluted share) in 2006, as compared to the stock compensation expense that would have been recorded pursuant to APB No. 25 (relating to RSU and restricted stock plans only). Approximately $9 million of pre-tax expense was recorded under APB No. 25 for the year ended December 31, 2005.

Stock compensation expense totaled $136 million ($90 million on a net-of-tax basis, or $0.14 per diluted share) for the year ended December 31, 2007.

Stock compensation expense is recorded at the corporate headquarters level and is not allocated to the segments. Approximately three-quarters of stock compensation expense is classified in marketing and administrative expenses, with the remainder classified in cost of goods sold and research and development expenses. Costs capitalized in the consolidated balance sheets at December 31, 2007 and December 31, 2006 were not significant.

Pro Forma Amounts for 2005  The following table shows net income and EPS had the company applied the fair value method of accounting for stock compensation in accordance with SFAS No. 123 during 2005.

year ended December 31 (in millions, except per share data)	2005

Net income, as reported	$956
Add: Stock compensation expense included in reported net income, net of tax	6
Deduct: Total stock compensation expense determined under the fair value method, net of tax	(62)

Pro forma net income	$900

Basic EPS
As reported	$1.54
Pro forma	$1.45

Diluted EPS
As reported	$1.52
Pro forma	$1.43

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

			2005
	2007	2006	(SFAS
	(SFAS	(SFAS	No. 123
years ended December 31	No. 123-R)	No. 123-R)	Pro forma)

Expected volatility	23%	28%	37%
Expected life (in years)	4.5	5.5	5.5
Risk-free interest rate	4.5%	4.7%	4.2%
Dividend yield	1.2%	1.5%	1.7%
Fair value per stock option	$13	$11	$12

Notes to Consolidated Financial Statements

Under SFAS No. 123-R, the company’s expected volatility assumption is based on an equal weighting of the historical volatility of Baxter’s stock and the implied volatility from traded options on Baxter’s stock. Under SFAS No. 123 Pro Forma, the company’s expected volatility assumption was based on the historical volatility of Baxter’s stock. The expected life assumption is primarily based on the vesting terms of the stock option, historical employee exercise patterns and employee post-vesting termination behavior. The expected life decreased for 2007 grants primarily due to the above-mentioned change in vesting terms from three-year cliff vesting to vesting in one-third increments over a three-year period. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield reflects historical experience as well as future expectations over the expected term of the option.

The fair value of PSUs is determined using a Monte Carlo model. A Monte Carlo model uses stock price volatility and other variables to estimate the probability of satisfying the market conditions and the resulting fair value of the award. The four primary inputs for the Monte Carlo model are the risk-free rate, expected dividend yield, volatility of returns and correlation of returns. With respect to the March 2007 grant of PSUs, which have a three-year performance period, the company used a risk-free interest rate of 4.5% and a Baxter dividend yield of 1.2%. Volatility was set equal to the annualized daily volatility measured over a historic three-year period ending on the grant date. Baxter’s volatility was 18% and the volatilities for the peer group companies ranged from 13% to 39%. The correlation of returns between Baxter and the peer group companies ranged between 0.09 and 0.34.

Stock compensation expense measured pursuant to SFAS No. 123-R is based on awards expected to vest, and therefore has been reduced by estimated forfeitures. SFAS No. 123-R requires forfeitures to be estimated at the time of grant and revised in subsequent periods, if necessary, if actual forfeitures differ from those estimates. Under SFAS No. 123 Pro Forma disclosures, the company accounted for forfeitures as they occurred. The cumulative effect of estimating future forfeitures in determining expense, rather than recording forfeitures when they occur, was immaterial.

Realized Income Tax Benefits and the Impact on the Statement of Cash Flows  SFAS No. 123-R changed the presentation of realized excess tax benefits principally associated with stock option exercises in the consolidated statement of cash flows. Prior to the adoption of SFAS No. 123-R, such realized tax benefits were required to be presented as an inflow within the operating section of the statement. Under SFAS No. 123-R, such realized tax benefits are presented as an outflow within the operating section and an inflow within the financing section of the statement. No income tax benefits were realized from stock-based compensation during 2007 due to the company’s U.S. net operating loss position during the period. Excess tax benefits were $29 million in 2006 and $22 million in 2005. The company is using the alternative transition method, as provided in FASB FSP No. 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards,” for calculating the tax effects of stock-based compensation, and applies the tax law ordering approach.

Special Vesting Provisions  The company’s stock options, restricted stock, RSUs and PSUs in many cases provide that if the grantee retires and meets certain age and years of service thresholds, the awards continue to vest for a period of time after retirement as if the grantee continued to be an employee. In these cases, for awards granted prior to the adoption of SFAS No. 123-R, expense is recognized for such awards over the service period, and any unrecognized costs is accelerated into expense when the employee retires. For awards granted on or after January 1, 2006, expense is recognized over the period from the grant date to the date the employee would no longer be required to perform services to vest in the award. The difference between the two accounting methods is not material.

Stock Repurchase Programs
As authorized by the board of directors, the company repurchases its stock from time to time depending upon the company’s cash flows, net debt level and current market conditions. The company purchased 34 million shares for $1.86 billion in 2007 and 18 million shares for $737 million in 2006, under stock repurchase programs authorized by the board of directors. No open-market repurchases were made in 2005. At December 31, 2007, $1.15 billion remained available under the March 2007 board of directors’ authorization, which provides for the repurchase of up to $2.0 billion of the company’s common stock.

Issuance of Stock
Refer to Note 6 regarding the February 2006 issuance of approximately 35 million shares of common stock for $1.25 billion in conjunction with the settlement of the purchase contracts included in the company’s December 2002 issuance of equity units. The company used these proceeds to pay down maturing debt, for stock repurchases and for other general corporate purposes.

Notes to Consolidated Financial Statements

Common Stock Dividends
Beginning in 2007, the company converted from an annual to a quarterly dividend and increased the dividend by 15% on an annualized basis, to $0.1675 per share per quarter. In November 2007, the board of directors declared a quarterly dividend of $0.2175 per share ($0.87 per share on an annualized basis), which was paid on January 3, 2008 to shareholders of record as of December 10, 2007. This dividend represented an increase of 30% over the previous quarterly rate of $0.1675 per share.

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

Adoption of SFAS No. 158
The company adopted SFAS No. 158 on December 31, 2006. The standard requires companies to fully recognize the overfunded or underfunded status of each of its defined benefit pension and other postemployment benefit (OPEB) plans as an asset or liability in the consolidated balance sheet. The asset or liability equals the difference between the fair value of the plan’s assets and its benefit obligation. SFAS No. 158 has no impact on the amount of expense recognized in the consolidated statement of income.

SFAS No. 158 was required to be adopted on a prospective basis. The adoption of SFAS No. 158 was recorded as an adjustment to assets and liabilities to reflect the plans’ funded status, with a corresponding adjustment to the ending balance of AOCI, which is a component of shareholders’ equity. The net-of-tax decrease to AOCI at December 31, 2006 relating to the adoption of SFAS No. 158 was $235 million. The impact of adoption of SFAS No. 158 on individual line items in the company’s consolidated balance sheet at December 31, 2006 (including related deferred tax balances) was a decrease in the short-term deferred income tax asset of $1 million, an increase in other long-term assets of $90 million, a decrease in accounts payable and accrued liabilities of $15 million, and an increase in other long-term liabilities of $339 million.

As required by SFAS No. 158, assets associated with overfunded plans are classified as noncurrent in the consolidated balance sheet. Liabilities associated with underfunded plans are classified as noncurrent, except to the extent the fair value of the plan’s assets is less than the plan’s estimated benefit payments over the next 12 months. In conjunction with the adoption of SFAS No. 158 on December 31, 2006, the company made the required current and noncurrent reclassifications in its consolidated balance sheet.

The net total after-tax decrease in AOCI in 2006 relating to defined benefit pension and OPEB plans was $83 million, consisting of a net-of-tax increase in OCI of $152 million relating to the adjustment of the additional minimum pension liability (AML) for the year and the above-mentioned decrease to the ending balance of AOCI of $235 million relating to the adoption of SFAS No. 158. Prior to the adoption of SFAS No. 158, if the accumulated benefit obligation (ABO) relating to a pension plan exceeded the fair value of the plan’s assets, the liability established for that pension plan was required to be at least equal to that excess. The AML that was required to be recorded to state the plan’s pension liability at this unfunded ABO amount was charged directly to OCI. In 2006, prior to recording the end-of-year adjustment associated with adopting SFAS No. 158, the company first recorded the current year adjustment of the AML. Both of these entries had no impact on the company’s results of operations for the year. Because SFAS No. 158 requires that the full funded status of pension plans be recorded in the consolidated balance sheet, the AML concept no longer existed as of December 31, 2006, and therefore there was no AML adjustment recorded during 2007.

Notes to Consolidated Financial Statements

Each year, unrecognized amounts included in AOCI are reclassified from AOCI to retained earnings as the amounts are recognized in the consolidated income statement pursuant to SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”

The company uses a September 30 measurement date for its pension and OPEB plans. Effective no later than the year ending December 31, 2008, SFAS No. 158 requires that the measurement date be changed to December 31, the company’s fiscal year-end. The company has elected to use the 15-month remeasurement approach pursuant to SFAS No. 158, whereby the company will record an adjustment to retained earnings in 2008 equal to three-fifteenths of the net cost determined for the period from September 30, 2007 to December 31, 2008. The remaining twelve-fifteenths of that net cost will be recognized as expense in 2008. Beginning on December 31, 2008, the company will use a December 31 measurement date. The company anticipates recording a retained earnings charge on December 31, 2008 of approximately $25 to $30 million, depending on fluctuations in currency exchange rates and assuming no remeasurements during the year. Approximately half of the adjustment will be recorded as an increase in OCI (representing amortization of actuarial losses, prior service costs and transition obligations), with the remainder recorded as an increase to liabilities.

Reconciliation of Pension and OPEB Plan Obligations, Assets and Funded Status
The benefit plan information in the table below pertains to all of the company’s pension and OPEB plans, both in the United States and in other countries.

	Pension benefits		OPEB
as of and for the years ended December 31 (in millions)	2007	2006	2007	2006

Benefit obligations
Beginning of period	$3,220	$3,152	$511	$506
Service cost	86	91	6	7
Interest cost	185	174	30	29
Participant contributions	6	6	12	11
Actuarial gain	(98)	(126)	(46)	(9)
Benefit payments	(134)	(124)	(34)	(33)
Foreign exchange and other	42	47	—	—

End of period	3,307	3,220	479	511

Fair value of plan assets
Beginning of period	2,668	2,052	—	—
Actual return on plan assets	383	215	—	—
Employer contributions	47	492	22	22
Participant contributions	6	6	12	11
Benefit payments	(134)	(124)	(34)	(33)
Foreign exchange and other	28	27	—	—

End of period	2,998	2,668	—	—

Funded status
Funded status at end of period	(309)	(552)	(479)	(511)
Fourth quarter contributions and benefit payments	9	9	5	6

Net amount recognized at December 31	$(300)	$(543)	$(474)	$(505)

Amounts recognized in the consolidated balance sheets
Noncurrent asset	$63	$4	$—	$—
Current liability	(14)	(23)	(24)	(25)
Noncurrent liability	(349)	(524)	(450)	(480)

Net liability recognized at December 31	$(300)	$(543)	$(474)	$(505)

Notes to Consolidated Financial Statements

Funded Status Percentage
Approximately 76% of the company’s pension plan obligations pertain to the company’s qualified plans in the United States and Puerto Rico. As of the 2007 measurement date, these plans were overfunded, meaning assets were in excess of the projected benefit obligation. The funded status percentage for these plans was 101%.

Accumulated Benefit Obligation Information
The pension obligation information in the table above represents the projected benefit obligation (PBO). The PBO incorporates assumptions relating to future compensation levels. The ABO is the same as the PBO except that it includes no assumptions relating to future compensation levels. The ABO relating to all of the company’s pension plans was $3.04 billion at the 2007 measurement date and $2.96 billion at the 2006 measurement date.

The information in the funded status table above represents the totals for all of the company’s pension plans. The following is information relating to the individual plans in the funded status table above that have an ABO in excess of plan assets.

(in millions)	2007	2006

ABO	$473	$2,646
Fair value of plan assets	171	2,311

The following is information relating to the individual plans in the funded status table above that have a PBO in excess of plan assets (many of which also have an ABO in excess of assets, and are therefore also included in the table directly above).

(in millions)	2007	2006

PBO	$736	$3,215
Fair value of plan assets	365	2,659

Expected Net Pension and OPEB Plan Payments for the Next 10 Years

(in millions)	Pension benefits	OPEB

2008	$132	$24
2009	141	27
2010	148	28
2011	168	30
2012	175	31
2013 through 2017	1,061	175

Total expected net benefit payments for next 10 years	$1,825	$315

The expected net benefit payments above reflect the company’s share of the total net benefits expected to be paid from the plans’ assets (for funded plans) or from the company’s assets (for unfunded plans). The total expected OPEB benefit payments for the next ten years are net of approximately $55 million of expected federal subsidies relating to the Medicare Prescription Drug, Improvement and Modernization Act, including $3 million, $4 million, $4 million, $5 million and $5 million in each of the years 2008, 2009, 2010, 2011 and 2012, respectively.

Amounts Recognized in AOCI
As discussed above, with the adoption of SFAS No. 158 on December 31, 2006, the pension and OPEB plans’ gains or losses, prior service costs or credits, and transition assets or obligations not yet recognized in net periodic cost are recognized on a net-of-tax basis in AOCI. These amounts will be subject to amortization in net periodic benefit cost in the future. The following is a summary of the pre-tax losses included in AOCI at December 31, 2007 and December 31, 2006.

(in millions)	Pension benefits	OPEB

Actuarial loss	$766	$72
Prior service cost (credit) and transition obligation	5	(10)

Total pre-tax loss recognized in AOCI at December 31, 2007	$771	$62

Actuarial loss	$1,126	$125
Prior service cost (credit) and transition obligation	5	(13)

Total pre-tax loss recognized in AOCI at December 31, 2006	$1,131	$112

Refer to Note 1 for the net-of-tax balances included in AOCI as of each of the year-end dates relating to the company’s pension and OPEB plans. The total net-of-tax amount recorded in OCI relating to pension and OPEB plans during 2007 was $266 million (net of tax of $144 million), consisting of a $200 million credit (net of tax of $106 million) arising during the year and a $66 million credit (net of tax of $38 million) relating to the amortization of loss to earnings. The activity related almost entirely to actuarial gains and losses. Activity relating to prior service costs and credits and transition obligations was insignificant.

Notes to Consolidated Financial Statements

Amounts Expected to be Amortized From AOCI to Net Periodic Benefit Cost in 2008
With respect to the AOCI balance at December 31, 2007, the following is a summary of the pre-tax amounts expected to be amortized to net periodic benefit cost in 2008.

(in millions)	Pension benefits	OPEB

Actuarial loss	$78	$2
Prior service cost (credit) and transition obligation	1	(2)

Total pre-tax amount expected to be amortized from AOCI to net pension and OPEB cost in 2008	$79	$—

Net Periodic Benefit Cost

years ended December 31 (in millions)	2007	2006	2005

Pension benefits
Service cost	$86	$91	$81
Interest cost	185	174	160
Expected return on plan assets	(216)	(199)	(169)
Amortization of net loss and other deferred amounts	97	117	84

Net periodic pension benefit cost	$152	$183	$156

OPEB
Service cost	$6	$7	$7
Interest cost	30	29	28
Amortization of net loss and other deferred amounts	5	6	5

Net periodic OPEB cost	$41	$42	$40

Weighted-Average Assumptions Used in Determining Benefit Obligations at the Measurement Date

	Pension benefits		OPEB
	2007	2006	2007	2006

Discount rate
U.S. and Puerto Rico plans	6.35%	6.00%	6.30%	6.00%
International plans	5.10%	4.48%	n/a	n/a
Rate of compensation increase
U.S. and Puerto Rico plans	4.50%	4.50%	n/a	n/a
International plans	3.69%	3.64%	n/a	n/a
Annual rate of increase in the per-capita cost	n/a	n/a	8.00%	9.00%
Rate decreased to	n/a	n/a	5.00%	5.00%
by the year ended	n/a	n/a	2014	2011

The assumptions above, which were used in calculating the 2007 measurement date benefit obligations, will be used in the calculation of net periodic benefit cost in 2008.

Weighted-Average Assumptions Used in Determining Net Periodic Benefit Cost

	Pension benefits			OPEB
	2007	2006	2005	2007	2006	2005

Discount rate
U.S. and Puerto Rico plans	6.00%	5.75%	5.75%	6.00%	5.75%	5.75%
International plans	4.48%	4.12%	5.12%	n/a	n/a	n/a
Expected return on plan assets
U.S. and Puerto Rico plans	8.50%	8.50%	8.50%	n/a	n/a	n/a
International plans	7.50%	7.20%	6.92%	n/a	n/a	n/a
Rate of compensation increase
U.S. and Puerto Rico plans	4.50%	4.50%	4.50%	n/a	n/a	n/a
International plans	3.64%	3.46%	3.44%	n/a	n/a	n/a
Annual rate of increase in the per-capita cost	n/a	n/a	n/a	9.00%	10.00%	10.00%
Rate decreased to	n/a	n/a	n/a	5.00%	5.00%	5.00%
by the year ended	n/a	n/a	n/a	2011	2011	2010

The company establishes the expected return on plan assets assumption primarily based on a review of historical compound average asset returns, both company-specific and relating to the broad market (based on the company’s asset allocation), as well as an analysis of current market information and future expectations. The company plans to continue to use an 8.50% assumption for its U.S. and Puerto Rico plans for 2008.

Notes to Consolidated Financial Statements

Effect of a One-Percent Change in Assumed Healthcare Cost Trend Rate on the OPEB Plan

	One percent		One percent
	increase		decrease
years ended December 31 (in millions)	2007	2006	2007	2006

Effect on total of service and interest cost components of OPEB cost	$5	$5	$4	$4
Effect on OPEB obligation	$56	$65	$47	$54

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

Pension Plan Asset Allocations

		Allocation of plan
		assets at
		measurement date
	Target allocation ranges	2007	2006

Equity securities	65% to 75%	71%	68%
Fixed-income securities and other holdings	25% to 35%	29%	32%

Total	100%	100%	100%

Expected Pension and OPEB Plan Funding
The company’s funding policy for its pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that the company may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the company, and other factors. The company has no obligation to fund its principal plans in the United States and Puerto Rico in 2008. The company continually reassesses the amount and timing of any discretionary contributions. The company expects to have net cash outflows relating to its OPEB plan of approximately $24 million in 2008.

The Pension Protection Act of 2006 (PPA) was signed into law on August 17, 2006. The U.S. Treasury Department has issued implementation guidance for the PPA and the company is in the process of analyzing the potential impact of the PPA on the company’s future funding to the U.S. plan. It is likely that the PPA will accelerate minimum funding requirements in the future. However, the company does not expect that the legislation will have a significant impact on the company’s required cash contributions over the next few years because of the company’s recent contributions to its U.S. qualified plans.

Amendments to Defined Benefit Pension Plans
Certain of the company’s defined benefit pension plans have been amended in the three-year period ended December 31, 2007. In 2006 the company amended its U.S. qualified defined benefit pension plan and U.S. qualified defined contribution plan. Employees hired on or after January 1, 2007 receive a higher level of company contributions in the defined contribution plan but are not eligible to participate in the pension plan. Employees hired prior to January 1, 2007 who were not fully vested in the pension plan as of December 31, 2006 were required to elect to either continue their current

Notes to Consolidated Financial Statements

participation in the pension and defined contribution plans, or to cease to earn additional service in the pension plan as of December 31, 2006 and participate in the higher level of company contributions in the defined contribution plan. There was no change to the plans for employees who were fully vested in the pension plan as of December 31, 2006.

In 2007 the company amended its Puerto Rico defined benefit pension plan. Employees hired on or after January 1, 2008 will receive a higher level of company contributions in the defined contribution plan but are not eligible to participate in the pension plan.

These amendments did not result in a curtailment gain or loss, nor a remeasurement of the plan’s assets or obligations. The amendments are expected to reduce future pension cost as fewer employees will be covered by the plans, and increase future expense associated with the defined contribution plans due to the higher contribution for certain participants.

U.S. Defined Contribution Plan
Most U.S. employees are eligible to participate in a qualified defined contribution plan. Company matching contributions relating to continuing operations were $26 million in 2007, $23 million in 2006 and $21 million in 2005.

NOTE 10

INCOME TAXES

Income Before Income Tax Expense by Category

years ended December 31 (in millions)	2007	2006	2005

United States	$96	$187	$346
International	2,018	1,559	1,098

Income from continuing operations before income taxes	$2,114	$1,746	$1,444

Income Tax Expense

years ended December 31 (in millions)	2007	2006	2005

Current
United States
Federal	$7	$3	$75
State and local	1	26	(51)
International	273	311	261

Current income tax expense	281	340	285

Deferred
United States
Federal	196	6	245
State and local	24	(5)	(37)
International	(94)	7	(7)

Deferred income tax expense	126	8	201

Income tax expense	$407	$348	$486

Deferred Tax Assets and Liabilities

as of December 31 (in millions)	2007	2006

Deferred tax assets
Accrued expenses	$332	$380
Retirement benefits	245	363
Alternative minimum tax credit	71	61
Tax credits and net operating losses	463	355
Asset basis differences	14	126
Valuation allowances	(196)	(234)

Total deferred tax assets	929	1,051

Deferred tax liabilities
Subsidiaries’ unremitted earnings	273	81
Other	25	—

Total deferred tax liabilities	298	81

Net deferred tax asset	$631	$970

At December 31, 2007, the company had U.S. operating loss carryforwards totaling $212 million and foreign tax credit carryforwards totaling $67 million. The operating loss carryforwards expire between 2018 and 2027. The foreign tax credits principally expire in 2017. The company accrued tax deductions during 2007 for stock option exercises that did not generate a windfall benefit due to the company’s U.S. net operating loss position. Included in the U.S. net operating loss amount was $189 million related to deductible stock option expense, which will increase additional contributed capital when the U.S. net operating loss is utilized. At December 31, 2007, the company had foreign net operating loss carryforwards totaling $1.11 billion. Of this amount, $29 million expires in 2008, $309 million expires in 2009, $47 million expires in 2010, $209 million expires in 2011, $106 million expires in 2012, $1 million expires in 2013, $51 million expires after 2013 and $361 million has no expiration date. Realization of these operating loss and tax credit carryforwards depends on generating sufficient taxable income in

Notes to Consolidated Financial Statements

future periods. A valuation allowance of $196 million and $234 million was recorded at December 31, 2007 and December 31, 2006, respectively, to reduce the deferred tax assets associated with operating loss and tax credit carryforwards, as well as amortizable assets in loss entities, because the company does not believe it is more likely than not that these assets will be fully realized prior to expiration.

The company will continue to evaluate the need for additional valuation allowances and, as circumstances change, the valuation allowance may change.

Income Tax Expense Reconciliation

years ended December 31 (in millions)	2007	2006	2005

Income tax expense at U.S. statutory rate	$740	$611	$505
Operations subject to tax incentives	(438)	(263)	(271)
State and local taxes	11	14	(57)
Foreign tax expense	25	35	88
Tax on repatriations of foreign earnings	82	86	229
Tax settlements	(19)	(135)	—
Valuation allowance reduction, net	(38)	—	—
Other factors	44	—	(8)

Income tax expense	$407	$348	$486

The company recognized income tax expense of $148 million during 2007 relating to certain 2007 and prior earnings outside the United States that were previously deemed indefinitely reinvested, of which $82 million related to earnings from years prior to 2007. In addition, the company recorded a tax charge of $77 million to OCI during 2007 relating to earnings outside the United States that are not deemed permanently reinvested. The company will continue to evaluate whether to indefinitely reinvest earnings in certain foreign jurisdictions as it continues to analyze the company’s global financial structure. Currently, aside from the items mentioned above, management intends to continue to reinvest earnings in several jurisdictions outside of the United States for the foreseeable future, and therefore has not recognized U.S. income tax expense on these earnings. U.S. federal and state income taxes, net of applicable credits, on these foreign unremitted earnings of $4.8 billion as of December 31, 2007, would be approximately $1.3 billion. As of December 31, 2006 the foreign unremitted earnings and U.S. federal income tax amounts were $4.2 billion and $905 million, respectively.

Effective Income Tax Rate
The effective income tax rate was 19% in 2007, 20% in 2006 and 34% in 2005. As detailed in the income tax expense reconciliation table above, the company’s effective tax rate differs from the U.S. federal statutory rate each year due to certain operations that are subject to tax incentives, state and local taxes, and foreign taxes that are in excess of the U.S. federal statutory rate. In addition, as discussed further below, the company’s effective income tax rate can be impacted in any given year by discrete factors or events.

2007
The effective tax rate for 2007 was impacted by a $38 million net reduction of the valuation allowance on net operating loss carryforwards primarily due to recent profitability improvements in a foreign jurisdiction, a $12 million reduction in tax expense due to recently enacted legislation reducing corporate income tax rates in Germany, the extension of tax incentives, and the settlement of tax audits in jurisdictions outside of the United States. Partially offsetting these items was $82 million of U.S. income tax expense related to foreign earnings, which are no longer considered permanently reinvested outside of the United States because management now believes these earnings will be remitted to the United States in the foreseeable future.

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

Notes to Consolidated Financial Statements

relating to certain earnings outside the United States, which were not deemed indefinitely reinvested, together totaling the $229 million income tax on repatriations of foreign earnings in the table above.

The effective tax rate for 2005 was also impacted by favorable adjustments to restructuring charges, which are further discussed in Note 5, and which were tax-effected at varying rates, depending on the tax jurisdiction.

Adoption of FIN No. 48
On January 1, 2007, the company adopted FIN No. 48, which prescribes a two-step process for the financial statement measurement and recognition of a tax position taken or expected to be taken in a tax return. The first step involves the determination of whether it is more likely than not (greater than 50% likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more-likely-than-not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on the accounting for related interest and penalties, financial statement classification and disclosure. The cumulative effect of applying FIN No. 48 was to be reported as an adjustment to the opening balance of retained earnings in the period of adoption.

The adoption of FIN No. 48 by the company on January 1, 2007 had no impact on the company’s opening balance of retained earnings. At January 1, 2007, the company’s gross unrecognized tax benefits totaled $481 million. Of this total, $405 million was recognized as a liability in the consolidated balance sheet at January 1, 2007. At December 31, 2006, the entire liability balance was classified as a current liability. In applying FIN No. 48’s liability classification provisions, the company reclassified $200 million of the total $405 million liability to noncurrent liabilities on January 1, 2007.

The company has historically classified interest and penalties associated with income taxes in the income tax expense line in the consolidated statements of income, and this treatment is unchanged under FIN No. 48. Interest and penalties recorded during 2007 were not material. The liability recorded at December 31, 2007 related to interest and penalties was $35 million.

The following is a reconciliation of the company’s unrecognized tax benefits for the year ended December 31, 2007.

(in millions)

Balance at January 1, 2007	$481
Increase associated with tax positions taken during the current year	26
Increase associated with tax positions taken during a prior year	6
Settlements	(15)
Decrease associated with lapses in statutes of limitations	(8)

Balance at December 31, 2007	$490

None of the positions included in the liability for uncertain tax positions related to tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

Tax Incentives
The company has received tax incentives in Puerto Rico, Switzerland, and certain other taxing jurisdictions outside the United States. The financial impact of the reductions as compared to the U.S. federal statutory rate is indicated in the Income Tax Expense Reconciliation table above. The tax reductions as compared to the local statutory rate favorably impacted earnings per diluted share by $0.51 in 2007, $0.29 in 2006 and $0.32 in 2005. The Puerto Rico grant provides that the company’s manufacturing operations will be partially exempt from local taxes until the year 2013. The Switzerland grant provides the company’s manufacturing operations will be partially exempt from local taxes until the year 2014. The tax incentives in the other jurisdictions continue until at least 2013.

Examinations of Tax Returns
As of December 31, 2007, Baxter had ongoing audits in the United States, France, Canada, Italy, and Belgium, as well as bilateral Advance Pricing Agreement proceedings that the company voluntarily initiated between the U.S. government and the government of Switzerland with respect to intellectual property, product, and service transfer pricing arrangements. Baxter expects to settle these proceedings within the next 12 months. While the final outcome of these matters is inherently uncertain, the company believes it has made adequate tax provisions for all years subject to examination. There is a reasonable possibility that the ultimate settlements will be more or less than the amounts reserved for these unrecognized tax benefits.

NOTE 11

LEGAL PROCEEDINGS

Baxter is involved in product liability, patent, commercial, and other legal proceedings that arise in the normal course of the company’s business. The company records a liability

Notes to Consolidated Financial Statements

when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded.

Baxter has established reserves for certain of the matters discussed below. Refer to Note 2 for the company’s litigation reserve balances. The company is not able to estimate the amount or range of any loss for certain of the legal contingencies for which there is no reserve or additional loss for matters already reserved. While the liability of the company in connection with the claims cannot be estimated with any certainty and although the resolution in any reporting period of one or more of these matters could have a significant impact on the company’s results of operations for that period, the outcome of these legal proceedings is not expected to have a material adverse effect on the company’s consolidated financial position. While the company believes that it has valid defenses in these matters, litigation is inherently uncertain, excessive verdicts do occur, and the company may in the future incur material judgments or enter into material settlements of claims.

In addition to the matters described below, the company remains subject to other potential administrative and legal actions. With respect to regulatory matters, these actions may lead to product recalls, injunctions to halt manufacture and distribution, other restrictions on the company’s operations and monetary sanctions. With respect to intellectual property, the company may be exposed to significant litigation concerning the scope of the company’s and others’ rights. Such litigation could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations.

Patent Litigation
ADVATE Litigation
In April 2003, A. Nattermann & Cie GmbH and Aventis Behring L.L.C. filed a patent infringement lawsuit in the U.S.D.C. for the District of Delaware naming Baxter Healthcare Corporation as the defendant. In November 2003, the lawsuit was dismissed without prejudice. The complaint, which sought injunctive relief, alleged that Baxter’s planned manufacture and sale of ADVATE would infringe U.S. Patent No. 5,565,427. In October 2003, reexamination proceedings were initiated in the U.S. Patent and Trademark Office. During these proceedings certain of the original claims were amended or rejected, and new claims were added. On October 10, 2006, the Patent Office issued a reexamination certificate and subsequently on October 16, 2006, Aventis Pharma S.A. again filed a patent infringement lawsuit naming Baxter Healthcare Corporation as the defendant in the U.S.D.C. for the District of Delaware. The parties have agreed to resolve this matter through binding arbitration and without injunctive relief.

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

Related actions are pending in various jurisdictions in the United States and abroad. Another patent infringement action against Baxter remains pending in the U.S.D.C. for the Northern District of Illinois on a related patent owned by Abbott and Central Glass. Baxter has filed a motion asserting that judgment of non-infringement and invalidity should be entered based in part on findings made in the earlier case. In May 2005, Abbott and Central Glass filed suit in the Tokyo District Court on a counterpart Japanese patent and in September 2006, the Tokyo District Court ruled in favor of Abbott and Central Glass on this matter. Baxter has appealed this decision. In June 2005, Baxter filed suit in the High Court of Justice in London, England seeking revocation of the U.K. part of the related European patent and a declaration of non-infringement. In March 2007, the High Court ruled in Baxter’s favor, concluding that the U.K. patent was invalid. Parallel opposition proceedings in the European and Japanese Patent Offices seeking to revoke certain versions of the patent are also pending.

Peritoneal Dialysis Litigation
On October 16, 2006, Baxter Healthcare Corporation and DEKA Products Limited Partnership filed a patent infringement lawsuit in the U.S.D.C. for the Eastern District of Texas against Fresenius Medical Care Holdings, Inc. and Fresenius USA, Inc. The complaint alleges that Fresenius’s sale of the Liberty Cycler peritoneal dialysis systems and related disposable items and equipment infringes U.S. Patent No. 5,421,823, as to which DEKA has granted Baxter an exclusive license in the peritoneal dialysis field. The case has been transferred to the U.S.D.C. for the Northern District of California with a trial date scheduled for January 2009.

Product Liability
Plasma-Based Therapies Litigation
Baxter currently is a defendant in a number of lawsuits and subject to additional claims brought by individuals who

Notes to Consolidated Financial Statements

have hemophilia and their families, all seeking damages for injuries allegedly caused by anti-hemophilic factor concentrates VIII or IX derived from human blood plasma (factor concentrates) processed by the company and other acquired entities from the late 1970s to the mid-1980s. The typical case or claim alleges that the individual was infected with the HIV or HCV virus by factor concentrates that contained one or the other or both viruses. None of these cases involves factor concentrates currently processed by the company.

Vaccines Litigation
As of December 31, 2007, the company has been named as a defendant, along with others, in approximately 125 lawsuits filed in various state and U.S. federal courts, seeking damages, injunctive relief and medical monitoring for claimants alleged to have contracted autism or attention deficit disorders as a result of exposure to vaccines for childhood diseases containing the preservative, thimerosal. These vaccines were formerly manufactured and sold by North American Vaccine, Inc., which was acquired by Baxter in June 2000, as well as by other companies.

Securities Laws
In August 2002, six purported class action lawsuits were filed in the U.S.D.C. for the Northern District of Illinois naming Baxter and its then Chief Executive Officer and then Chief Financial Officer as defendants and alleging the defendants violated the federal securities laws by making misleading statements regarding the company’s financial guidance. The court has repeatedly denied Plaintiffs’ request for certification of a class action. In October 2007, the Court of Appeals for the Seventh Circuit dismissed plaintiffs’ interlocutory appeal concerning class certification. The suit is proceeding as an individual case and is in discovery.

In October 2004, a purported class action was filed in the U.S.D.C. for the Northern District of Illinois against Baxter and its current Chief Executive Officer and then current Chief Financial Officer and their predecessors for alleged violations of the Employee Retirement Income Security Act of 1974, as amended. Plaintiff alleges that these defendants, along with the Administrative and Investment Committees of the company’s 401(k) plans, breached their fiduciary duties to the plan participants by offering Baxter common stock as an investment option in each of the plans during the period of January 2001 to October 2004. In March 2006, the trial court certified a class of plan participants who elected to acquire Baxter common stock through the plans between January 2001 and the present. The court denied defendants’ motion to dismiss but has allowed Baxter to seek an interlocutory appeal of the decision, which Baxter has done. Discovery is underway in this matter.

Other
On October 12, 2005 the United States filed a complaint in the U.S.D.C. for the Northern District of Illinois to effect the seizure of COLLEAGUE and SYNDEO pumps that were on hold in Northern Illinois. Customer-owned pumps were not affected. On June 29, 2006, Baxter Healthcare Corporation, a direct wholly-owned subsidiary of Baxter, entered into a Consent Decree for Condemnation and Permanent Injunction with the United States to resolve this seizure litigation. The Consent Decree also outlines the steps the company must take to resume sales of new pumps in the United States. Additional third party claims may be filed in connection with the COLLEAGUE matter.

The company is a defendant, along with others, in over 50 lawsuits brought in various state and U.S. federal courts, which allege that Baxter and other defendants reported artificially inflated average wholesale prices for Medicare and Medicaid eligible drugs. These cases have been brought by private parties on behalf of various purported classes of purchasers of Medicare and Medicaid eligible drugs, as well as by state attorneys general. A number of these cases were consolidated in the U.S.D.C. for the District of Massachusetts for pretrial case management under Multi District Litigation rules. The lawsuits against Baxter include a number of cases brought by state attorneys general and New York entities, which seek unspecified damages, injunctive relief, civil penalties, disgorgement, forfeiture and restitution. In June 2006, Baxter settled the claims brought by the Texas Attorney General related to the unique requirements of the Texas reimbursement system. Various state and federal agencies are conducting civil investigations into the marketing and pricing practices of Baxter and others with respect to Medicare and Medicaid reimbursement. These investigations may result in additional cases being filed by various state attorneys general. Due to anticipated progress with respect to resolution of portions of the matter, during 2007, the company established a $56 million reserve for this matter.

NOTE 12

SEGMENT INFORMATION

Baxter operates in three segments, each of which is a strategic business that is managed separately because each business develops, manufactures and markets distinct products and services. The segments and a description of their products and services are as follows:

The BioScience business manufactures recombinant and plasma-based proteins to treat hemophilia and other bleeding disorders, plasma-based therapies to treat immune deficiencies, biosurgery and other products for

Notes to Consolidated Financial Statements

regenerative medicine, and vaccines. Prior to the divestiture of the TT business on February 28, 2007, the business also manufactured manual and automated blood and blood-component separation and collection systems.

The Medication Delivery business manufactures intravenous (IV) solutions and administration sets, premixed drugs and drug-reconstitution systems, pre-filled vials and syringes for injectable drugs, IV nutrition products, infusion pumps, and inhalation anesthetics, as well as products and services related to drug formulation and enhanced packaging technologies.

The Renal business provides products to treat end-stage renal disease, or irreversible kidney failure. The business manufactures solutions and other products for peritoneal dialysis, a home-based therapy, and also distributes products for hemodialysis, which is generally conducted in a hospital or clinic.

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

Certain items are maintained at the corporate level (Corporate) and are not allocated to the segments. They primarily include most of the company’s debt and cash and equivalents and related net interest expense, certain foreign exchange fluctuations and the majority of the foreign currency and interest rate hedging activities, corporate headquarters costs, stock compensation expense, costs relating to the early extinguishment of debt, certain non-strategic investments and related income and expense, certain employee benefit plan costs, certain nonrecurring gains and losses, certain charges (such as certain restructuring, litigation-related and IPR&D charges), deferred income taxes, certain litigation liabilities and related insurance receivables, and the revenues and costs related to the manufacturing, distribution and other transition agreements with Fenwal. All of the company’s Other revenues in the table below relate to the agreements with Fenwal. With respect to depreciation and amortization and expenditures for long-lived assets, the difference between the segment totals and the consolidated totals principally relate to assets maintained at Corporate.

Significant charges not allocated to a segment in 2007 included a charge of $56 million related to the average wholesale pricing litigation, as further discussed in Note 11, a restructuring charge of $70 million, as further discussed in Note 5, and IPR&D charges totaling $61 million, as further discussed in Note 4. The charges and costs relating to COLLEAGUE and other infusion pumps, as further discussed in Note 5, are reflected in the Medication Delivery segment’s pre-tax income. The charge relating to hemodialysis instruments, as further discussed in Note 5, is reflected in the Renal segment’s pre-tax income.

Notes to Consolidated Financial Statements

Segment Information

		Medication
as of and for the years ended December 31 (in millions)	BioScience	Delivery	Renal	Other	Total

2007
Net sales	$4,649	$4,231	$2,239	$144	$11,263
Depreciation and amortization	157	242	114	68	581
Pre-tax income (loss)	1,801	688	377	(752)	2,114
Assets	4,158	5,182	1,644	4,310	15,294
Capital expenditures	172	303	109	108	692

2006
Net sales	$4,396	$3,917	$2,065	$—	$10,378
Depreciation and amortization	181	219	122	53	575
Pre-tax income (loss)	1,473	559	368	(654)	1,746
Assets	4,194	4,599	1,541	4,352	14,686
Capital expenditures	129	244	106	47	526

2005
Net sales	$3,852	$3,990	$2,007	$—	$9,849
Depreciation and amortization	179	215	119	67	580
Pre-tax income (loss)	1,012	588	324	(480)	1,444
Assets	4,112	4,279	1,569	2,767	12,727
Capital expenditures	141	184	93	26	444

Pre-Tax Income Reconciliation

years ended December 31 (in millions)	2007	2006	2005

Total pre-tax income from segments	$2,866	$2,400	$1,924
Unallocated amounts
Net interest expense	(22)	(34)	(118)
Certain foreign exchange fluctuations and hedging activities	(5)	(41)	(82)
Stock compensation	(136)	(94)	(9)
Costs relating to early extinguishment of debt	—	—	(17)
Restructuring (charge) adjustments	(70)	—	109
Average wholesale pricing litigation charge	(56)	—	—
IPR&D	(61)	—	—
Other Corporate items	(402)	(485)	(363)

Consolidated income from continuing operations before income taxes	$2,114	$1,746	$1,444

Assets Reconciliation

as of December 31 (in millions)	2007	2006

Total segment assets	$10,984	$10,334
Cash and equivalents	2,539	2,485
Deferred income taxes	950	1,167
Insurance receivables	85	79
PP&E, net	307	245
Other Corporate assets	429	376

Consolidated total assets	$15,294	$14,686

Geographic Information
Net sales are based on product shipment destination and assets are based on physical location.

years ended December 31 (in millions)	2007	2006	2005

Net sales
United States	$4,820	$4,589	$4,383
Europe	3,624	3,255	3,096
Latin America	869	806	771
Japan	374	372	417
Canada	424	373	338
Asia & other countries	1,152	983	844

Consolidated net sales	$11,263	$10,378	$9,849

Notes to Consolidated Financial Statements

as of December 31 (in millions)	2007	2006	2005

Total assets
United States	$6,412	$7,121	$5,714
Europe	6,202	5,051	4,535
Latin America	1,187	1,292	1,130
Japan	281	253	269
Canada	223	183	163
Asia & other countries	989	786	916

Consolidated total assets	$15,294	$14,686	$12,727

as of December 31 (in millions)	2007	2006	2005

PP&E, net
United States	$1,838	$1,747	$1,826
Austria	608	502	457
Other countries	2,041	1,980	1,861

Consolidated PP&E, net	$4,487	$4,229	$4,144

Significant Product Sales
The following is a summary of net sales as a percentage of consolidated net sales for the company’s principal product lines.

years ended December 31	2007	2006	2005

PD Therapy	16%	16%	16%
Recombinants	15%	15%	14%
Global Injectables[1]	13%	14%	16%
IV Therapies[2]	12%	12%	12%
Plasma Proteins[3]	9%	8%	7%
Anesthesia	4%	3%	3%

[1]	Primarily consists of the company’s pharmaceutical company partnering business, enhanced packaging, premixed drugs and generic injectables.

[2]	Principally includes IV solutions and nutritional products.

[3]	Includes plasma-derived hemophilia (FVII, FVIII, FIX and FEIBA), albumin and other plasma-based products. Excludes antibody therapies.

Notes to Consolidated Financial Statements

NOTE 13

QUARTERLY FINANCIAL RESULTS AND MARKET FOR THE COMPANY’S STOCK (UNAUDITED)

	First	Second	Third	Fourth
years ended December 31 (in millions, except per share data)	quarter	quarter	quarter	quarter	Full year

2007
Net sales	$2,675	$2,829	$2,750	$3,009	$11,263
Gross profit	1,266	1,392	1,376	1,485	5,519
Income from continuing operations[1]	403	431	395	478	1,707
Net income[1]	403	431	395	478	1,707
Per common share
Net income[1]
Basic	0.62	0.66	0.62	0.75	2.65
Diluted	0.61	0.65	0.61	0.74	2.61
Dividends declared	0.1675	0.1675	0.1675	0.2175	0.72
Market price
High	53.22	57.96	58.78	61.09	61.09
Low	46.33	52.80	50.16	55.30	46.33

2006
Net sales	$2,409	$2,649	$2,557	$2,763	$10,378
Gross profit	1,052	1,155	1,215	1,315	4,737
Income from continuing operations[2]	282	309	374	433	1,398
Net income[2]	282	309	374	431	1,397
Per common share
Income from continuing operations[2]
Basic	0.44	0.47	0.58	0.66	2.15
Diluted	0.43	0.47	0.57	0.66	2.13
Net income[2]
Basic	0.44	0.47	0.58	0.66	2.15
Diluted	0.43	0.47	0.57	0.66	2.13
Dividends declared	—	—	—	0.582	0.582
Market price
High	39.43	38.93	45.56	47.21	47.21
Low	35.45	36.24	36.43	43.56	35.45

[1]	The second quarter of 2007 included a $70 million restructuring charge principally associated with the consolidation of certain commercial and manufacturing operations outside of the United States and an $11 million IPR&D charge related to the acquisition of certain assets of MAAS Medical. The third quarter of 2007 included a $56 million litigation charge and $35 million of IPR&D charges. The fourth quarter of 2007 included $15 million of IPR&D charges. Refer to Notes 4, 5 and 11 for further information regarding these charges.

[2]	The second quarter of 2006 included a $76 million charge relating to the Medication Delivery segment’s COLLEAGUE and SYNDEO infusion pumps. Refer to Note 5 for further information.

Baxter common stock is listed on the New York, Chicago and SWX Swiss stock exchanges. The New York Stock Exchange is the principal market on which the company’s common stock is traded. At January 31, 2008, there were 47,847 holders of record of the company’s common stock.

Directors and Officers

Board of Directors
Walter E. Boomer
Former Chairman and Chief Executive Officer
Rogers Corporation

Blake E. Devitt
Former Senior Audit Partner and Director,
Pharmaceutical and Medical Device Industry Practice
Ernst & Young LLP

John D. Forsyth
Chairman and Chief Executive Officer
Wellmark Blue Cross Blue Shield

Gail D. Fosler
President and Chief Economist
The Conference Board

James R. Gavin III, M.D., Ph.D.
Chief Executive Officer and Chief Medical Officer
Healing Our Village, Inc.

Peter S. Hellman
Former President, Chief Financial and
Administrative Officer
Nordson Corporation

Wayne T. Hockmeyer, Ph.D.
Founder and Former Chairman of the Board
MedImmune, Inc.

Joseph B. Martin, M.D., Ph.D.
Professor of Neurobiology and
Former Dean of the Faculty of Medicine
Harvard Medical School

Robert L. Parkinson, Jr.
Chairman and Chief Executive Officer
Baxter International Inc.

Carole J. Shapazian
Former Executive Vice President
Maytag Corporation

Thomas T. Stallkamp
Industrial Partner
Ripplewood Holdings L.L.C.

Kees J. Storm
Former Chairman of the Executive Board
AEGON N.V. (The Netherlands)

Albert P.L. Stroucken
Chairman, President and Chief Executive Officer
Owens-Illinois, Inc.

Executive Management
Joy A. Amundson*
President, BioScience

Peter J. Arduini*
President, Medication Delivery

Michael J. Baughman
Controller

Robert M. Davis*
Chief Financial Officer

J. Michael Gatling*
Vice President, Global Manufacturing Operations and Supply Chain Operations

John J. Greisch*
President, International

Robert J. Hombach
Treasurer

Gerald Lema
President, Asia Pacific

Susan R. Lichtenstein*
General Counsel

Jeanne K. Mason*
Vice President, Human Resources

Bruce H. McGillivray*
President, Renal

Peter Nicklin
President, Europe

Robert L. Parkinson, Jr.*
Chairman and Chief Executive Officer

Norbert G. Riedel, Ph.D.*
Chief Scientific Officer

David P. Scharf
Corporate Secretary

Karenann K. Terrell*
Chief Information Officer

Cheryl L. White*
Vice President, Quality

* executive officer

Company Information

Corporate Headquarters
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015-4633
Telephone: (847) 948-2000
Website: www.baxter.com

Stock Exchange Listings
The New York Stock Exchange is the principal market on which the company’s common stock is traded (Ticker Symbol: BAX). The company’s common stock is also listed on the Chicago and SWX Swiss stock exchanges.

Annual Meeting
The 2008 Annual Meeting of Shareholders will be held on Tuesday, May 6, at 10:30 a.m. at the Chicago Cultural Center, located at 78 East Washington in Chicago, Illinois.

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

Shareholders may elect to view proxy materials and annual reports online via the Internet instead of receiving them by mail by following the instructions to vote at www.proxyvote.com using the information on your proxy card and electing to receive future proxy statements, proxy cards and annual reports via the Internet. When the next proxy materials and annual report are available, you will be sent an e-mail message with a proxy control number and a link to a website where you can cast your vote online. Once you provide your consent to receive electronic delivery of proxy materials via the Internet, your consent will remain in effect until you revoke it.

Registered shareholders may also access personal account information online via the Internet by visiting www.computershare.com and signing up for electronic access.

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

Form 10-K and Other Reports
A paper copy of the company’s Form 10-K for the year ended December 31, 2007, may be obtained without charge by writing to Baxter International Inc., Investor Relations, One Baxter Parkway, Deerfield, IL 60015-4633. A copy of the company’s Form 10-K and other filings with the U.S. Securities and Exchange Commission (SEC) may be obtained from the SEC’s website at www.sec.gov or the company’s website at www.baxter.com

® Baxter International Inc., 2008. All rights reserved. References in this report to Baxter are intended to refer collectively to Baxter International Inc. and its U.S. and international subsidiaries.

Baxter has filed certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the company’s public disclosure as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2007. Baxter’s Chief Executive Officer also has submitted to the New York Stock Exchange an annual certification stating that he is not aware of any violation by the company of the New York Stock Exchange corporate governance listing standards.

Baxter, ADVATE, ARALAST, AVIVA, BAXJECT, CAPD, CEPROTIN, CLEARSHOT, Clinimix, ClinOleic, COLLEAGUE, EXTRANEAL, FEIBA, FLEXBUMIN, FLOSEAL, FSME-IMMUN, GAMMAGARD, HOMECHOICE, HYLENEX, ISOLEX, MERIDIAN, NeisVac-C, NUTRINEAL, OLIMEL, PHYSIONEAL, SOLOMIX, SUPRANE, SYNDEO, TISSEEL, TISSUCOL, TRICOS, VitalShield, V-Link, and 6060 are trademarks of Baxter International Inc., its subsidiaries or its affiliates. Other company, product and service names may be trademarks or service marks of others.

Five-Year Summary of Selected Financial Data

as of or for the years ended December 31		2007	[1,6]	2006	[2,6]	2005	[3,6]	2004	[4,6]	2003	[5,6]
Operating Results	Net sales	$11,263		10,378		9,849		9,509		8,904
(in millions)	Income from continuing operations before cumulative effect of accounting changes	$1,707		1,398		958		383		907
	Depreciation and amortization	$581		575		580		601		547
	Research and development expenses	$760		614		533		517		553

Balance Sheet and	Capital expenditures	$692		526		444		558		792
Cash Flow Information	Total assets	$15,294		14,686		12,727		14,147		13,707
(in millions)	Long-term debt and lease obligations	$2,664		2,567		2,414		3,933		4,421

Common Stock Information	Average number of common shares outstanding (in millions)[7]	644		651		622		614		599
	Income from continuing operations before cumulative effect of accounting changes per common share
	Basic	$2.65		2.15		1.54		0.62		1.51
	Diluted	$2.61		2.13		1.52		0.62		1.50
	Cash dividends declared per common share	$0.720		0.582		0.582		0.582		0.582
	Year-end market price per common share	$58.05		46.39		37.65		34.54		30.52

Other Information	Total shareholder return[8]	26.8%		24.8%		10.7%		15.1%		11.1%
	Common shareholders of record at year-end	47,661		49,097		58,247		61,298		63,342

[1]	Income from continuing operations includes a restructuring charge of $70 million, a charge of $56 million relating to litigation, and charges totaling $61 million relating to acquired in-process and collaboration research and development.
[2]	Income from continuing operations includes a charge of $76 million relating to infusion pumps.
[3]	Income from continuing operations includes a benefit of $109 million relating to restructuring charge adjustments, charges of $126 million relating to infusion pumps, and a charge of $50 million relating to the exit of hemodialysis instrument manufacturing.
[4]	Income from continuing operations includes a restructuring charge of $543 million and other special charges of $289 million.
[5]	Income from continuing operations includes a restructuring charge of $337 million.
[6]	Refer to the notes to the consolidated financial statements for information regarding other charges and income items.
[7]	Excludes common stock equivalents.
[8]	Represents the total of appreciation in market price plus cash dividends declared on common shares.

Performance Graph

The following graph compares the change in Baxter’s cumulative total shareholder return on its common stock with the Standard & Poor’s 500 Composite Index and the Standard and Poor’s 500 Health Care Index as of December 31 of each year.