Form 10-K, Exhibit 13
period 2008-12-31
BAXTER INTERNATIONAL INC
filed 2009-02-19
CIK 10456

Management’s Discussion and Analysis

The following commentary should be read in conjunction with the consolidated financial statements and accompanying notes.

EXECUTIVE OVERVIEW

Description of the Company and Business Segments
Baxter International Inc. (Baxter or the company) develops, manufactures and markets products that save and sustain the lives of people with hemophilia, immune disorders, infectious diseases, kidney disease, trauma, and other chronic and acute medical conditions. As a global, diversified healthcare company, Baxter applies a unique combination of expertise in medical devices, pharmaceuticals and biotechnology to create products that advance patient care worldwide. The company operates in three segments. BioScience manufactures recombinant and plasma-based proteins to treat hemophilia and other bleeding disorders; plasma-based therapies to treat immune deficiencies, alpha 1-antitrypsin deficiency, burns and shock, and other chronic and acute blood-related conditions; products for regenerative medicine, such as biosurgery products and technologies used in adult stem-cell therapies; and vaccines. Medication Delivery manufactures intravenous (IV) solutions and administration sets, premixed drugs and drug-reconstitution systems, pre-filled vials and syringes for injectable drugs, IV nutrition products, infusion pumps, and inhalation anesthetics, as well as products and services related to pharmacy compounding, drug formulation and packaging technologies. Renal provides products to treat end-stage renal disease, or irreversible kidney failure. The business manufactures solutions and other products for peritoneal dialysis (PD), a home-based therapy, and also distributes products for hemodialysis (HD), which is generally conducted in a hospital or clinic.

Baxter has approximately 48,500 employees and conducts business in over 100 countries. The company generates approximately 60% of its revenues outside the United States, and maintains manufacturing and distribution facilities in a number of locations in the United States, Europe, Canada, Asia, Latin America and Australia.

Financial Results
The company’s global net sales totaled $12.3 billion in 2008, increasing 10% over 2007, including 4 percentage points of benefit relating to the impact of foreign currency. International sales totaled $7.3 billion, and represented approximately 60% of the company’s total sales in 2008, reflecting the company’s continued focus on global expansion as a growth strategy, as well as solid fundamentals in many of the markets in which the company participates. Net sales for the company grew in 2008, reflecting solid sales growth across all geographic regions and most major product categories. Sales were particularly strong in the company’s BioScience segment, reflecting the continued increase in customer conversion to the company’s advanced recombinant therapy, ADVATE (Antihemophilic Factor (Recombinant), Plasma/Albumin-Free Method) rAHF-PFM, which is used in the treatment of hemophilia A, a bleeding disorder caused by a deficiency in blood clotting factor VIII, and GAMMAGARD LIQUID (marketed as KIOVIG in most markets outside the United States), the liquid formulation of the antibody-replacement therapy IGIV (immune globulin intravenous), used to treat immune deficiencies. Also, in the Medication Delivery segment, sales of nutrition and anesthesia products continued to generate solid sales growth.

Baxter’s net income for 2008 totaled $2.0 billion, or $3.16 per diluted share, increasing 18% and 21%, respectively, compared to the prior year. As further discussed below, results of operations for 2008 included special charges associated with the company’s COLLEAGUE infusion pumps, the discontinuation of the CLEARSHOT pre-filled syringe program and acquired in-process and collaboration research and development (IPR&D). Results of operations for 2007 included special charges associated with litigation, restructuring and IPR&D.

The increase in earnings in 2008 can be attributed to higher sales, gross margin improvements, leverage of general and administrative costs and a lower tax rate. Consistent with the company’s strategic priority to accelerate its investment in research and development (R&D), R&D expenses in 2008 increased 14% to $868 million, the highest level of R&D spending in the company’s history.

Despite the challenging global economic environment and the recent unprecedented volatility in the global financial markets, the company’s financial position remains strong. At December 31, 2008, Baxter had $2.1 billion in cash and equivalents, and the company’s net debt represented 26% of shareholders’ equity. Net cash provided by operating activities totaled $2.5 billion in 2008, an increase of $210 million over 2007, including contributions of over $285 million to the company’s pension plans in 2008.

The company continues to make capital investments, with spending in 2008 totaling $954 million, an increase of $262 million over the prior year. These investments were focused on projects that enhance the company’s cost structure and manufacturing capabilities across the three businesses, particularly as they relate to the company’s nutritional, anesthesia and peritoneal dialysis products, and plasma and recombinant manufacturing platforms. In addition, the company continues to invest to support its strategy of geographic expansion with select investments in growing markets, and continues to invest to support the company’s ongoing strategic focus on R&D with the expansion of research facilities, pilot manufacturing sites and laboratories.

The company’s strong cash flow generation also provided the company with the flexibility to continue to return value to its shareholders in the form of share repurchases and dividends. During 2008, the company repurchased 32 million shares of common stock for $2.0 billion, and paid cash dividends to its shareholders totaling $546 million. The company increased the quarterly dividend rate by 30% in late 2007 and by an additional 20% in late 2008. The company also settled all of its remaining net investment hedges in 2008, with net payments totaling $528 million during the year.

Strategic Objectives
Baxter is focused on leveraging the operational strength of its businesses to achieve sustainable growth and deliver shareholder value, while making appropriate investments for the future. Baxter’s diversified healthcare model, its broad portfolio of products that treat life-threatening acute or chronic conditions, and its global presence

Management’s Discussion and Analysis

are core components of the company’s strategy to achieve these objectives. The company is committed to providing critical therapies to patients worldwide, particularly in regions where many people with life-threatening conditions go untreated or are under-treated, leveraging its capabilities across the company to create synergies and optimize the performance of each of its businesses, and strengthening its overall global presence and market-leading positions.

The company seeks to expand gross margins by improving product and business mix, maximizing pricing opportunities and controlling costs and enhancing productivity throughout the company’s global manufacturing footprint. As part of its approach to disciplined financial management, Baxter is focused on controlling general and administrative costs while continuing to invest in select marketing programs and promotional activities directed toward higher-growth and higher-margin products.

The strength of the company’s financial position has enabled Baxter to accelerate its R&D initiatives and selectively pursue business development opportunities to capitalize on growth opportunities. The company advanced its internal R&D pipeline in 2008 with several regulatory approvals and product launches, as well as the initiation of a number of Phase III clinical trials. The company also made progress with several of its collaborative arrangements with third parties, and formed new strategic partnerships. Refer to the R&D section below for more information on these activities. In 2009, Baxter plans to continue to make substantial investments in its R&D pipeline, with a focus on increasing R&D productivity and innovation. This involves disciplined prioritization and product development processes that ensure R&D expenditures match business growth strategies and key financial return metrics. The company also plans to continue to pursue business development initiatives, collaborations and alliances as part of the execution of its long-term growth strategy.

The company’s ability to sustain long-term growth and successfully execute the strategies discussed above depends in part on the company’s ability to manage the competitive landscape, the current challenges in the commercial and credit environment, and other risk factors described under the caption “Item 1A. Risk Factors” in the company’s Form 10-K for the year ended December 31, 2008.

RESULTS OF OPERATIONS

Net Sales

				Percent change
years ended December 31 (in millions)	2008	2007	2006	2008	2007

BioScience	$5,308	$4,649	$4,396	14%	6%
Medication Delivery	4,560	4,231	3,917	8%	8%
Renal	2,306	2,239	2,065	3%	8%
Transition services to Fenwal Inc.	174	144	—	21%	n/a

Total net sales	$12,348	$11,263	$10,378	10%	9%

				Percent change
years ended December 31 (in millions)	2008	2007	2006	2008	2007

United States	$5,044	$4,820	$4,589	5%	5%
International	7,304	6,443	5,789	13%	11%

Total net sales	$12,348	$11,263	$10,378	10%	9%

The impact of foreign currency benefited sales growth by 4 and 5 percentage points in 2008 and 2007, respectively, principally due to the weakening of the U.S. Dollar relative to other currencies, including the Euro.

The following table presents the company’s sales results excluding Transfusion Therapies (TT).

				Percent change
years ended December 31 (in millions)	2008	2007	2006	2008		2007

Total net sales	$12,348	$11,263	$10,378	10%		9%
Pre-divestiture sales of TT products (included in the BioScience segment through the February 28, 2007 divestiture date)	—	79	516	(100%	)	(85%	)
Transition services to Fenwal Inc. (subsequent to the February 28, 2007 divestiture date)	174	144	—	21%		n/a

Total net sales excluding TT	$12,174	$11,040	$9,862	10%		12%

Net sales excluding TT increased 10% in 2008 and 12% in 2007 (including a 3 and 4 percentage point favorable impact from foreign currency in 2008 and 2007, respectively). Management believes that net sales and sales growth excluding TT facilitates a more meaningful analysis of the company’s net sales growth due to the divestiture of this business in 2007. See Note 3 for further information regarding the divestiture of the TT business.

Management’s Discussion and Analysis

BioScience  Net sales in the BioScience segment increased 14% in 2008 and 6% in 2007 (with a 3 and 4 percentage point favorable impact from foreign currency in 2008 and 2007, respectively).

The following is a summary of sales by significant product line.

				Percent change
years ended December 31 (in millions)	2008	2007	2006	2008		2007

Recombinants	$1,966	$1,714	$1,523	15%		13%
Plasma Proteins	1,219	1,015	881	20%		15%
Antibody Therapy	1,217	985	785	24%		25%
Regenerative Medicine	408	346	298	18%		16%
Transfusion Therapies	—	79	516	(100%	)	(85%	)
Other	498	510	393	(2%	)	30%

Total net sales	$5,308	$4,649	$4,396	14%		6%

Recombinants
The primary driver of sales growth in the Recombinants product line during both 2008 and 2007 was increased sales volume of the company’s advanced recombinant therapy, ADVATE. Sales growth of ADVATE was fueled by the continuing adoption of this therapy by customers, with strong patient conversion in both the United States and international markets, and increased demand for new dosage forms that provide more precise dosing and convenience for patients. Sales of ADVATE exceeded $1.5 billion in 2008.

Plasma Proteins
Plasma Proteins includes specialty therapeutics, such as FEIBA, an anti-inhibitor coagulant complex, and ARALAST (alpha 1-proteinase inhibitor (human)) for the treatment of hereditary emphysema, plasma-derived hemophilia treatments and albumin. Sales growth in 2008 and 2007 was driven by strong demand for several plasma protein products and improved pricing, particularly for albumin.

Antibody Therapy
Antibody Therapy includes products that bolster the immune systems of people with immune-system disorders. Higher sales of Baxter’s GAMMAGARD LIQUID contributed significantly to sales growth during both 2008 and 2007, with increased volume driven by strong global demand and patient conversion from lyophilized IGIV to the liquid formulation, and continuing improvements in pricing in the United States and Europe. The higher-yielding liquid formulation offers added convenience for clinicians and patients because it does not need to be reconstituted prior to infusion.

Regenerative Medicine
This product line principally includes plasma-based and non-plasma-based biosurgery products for hemostasis (the stoppage of bleeding), wound-sealing and tissue regeneration. Growth in 2008 and 2007 was principally driven by increased sales volume of the company’s portfolio of fibrin sealant products, FLOSEAL, COSEAL and TISSEEL.

Transfusion Therapies
The TT product line included products and systems for use in the collection and preparation of blood and blood components. On February 28, 2007, the company sold substantially all of the assets and liabilities of this business. Refer to Note 3 for further information.

Other
Other BioScience products primarily consist of vaccines and sales of plasma to third parties. Impacting both years were strong international sales of FSME-IMMUN (for the prevention of tick-borne encephalitis) and influenza vaccines, particularly in 2008 when the company recognized approximately $50 million of revenue relating to a large pandemic influenza vaccine tender. Also impacting 2007 were higher sales of NEISVAC-C (for the prevention of meningitis C) and increased milestone revenue associated with the development of a candidate pandemic vaccine and a seasonal influenza vaccine for the U.S. government. Negatively impacting both years was the transfer of marketing and distribution rights for BENEFIX back to Wyeth effective June 30, 2007. Sales of BENEFIX were approximately $110 million in 2007 through the June 30, 2007 transfer date and approximately $180 million for all of 2006.

Medication Delivery  Net sales for the Medication Delivery segment increased 8% in both 2008 and 2007 (with a 3 and 4 percentage point favorable impact from foreign currency in 2008 and 2007, respectively).

The following is a summary of sales by significant product line.

				Percent change
years ended December 31 (in millions)	2008	2007	2006	2008		2007

IV Therapies	$1,575	$1,402	$1,285	12%		9%
Global Injectables	1,584	1,504	1,453	5%		4%
Infusion Systems	906	860	817	5%		5%
Anesthesia	464	422	317	10%		33%
Other	31	43	45	(28%	)	(4%	)

Total net sales	$4,560	$4,231	$3,917	8%		8%

Management’s Discussion and Analysis

IV Therapies
This product line principally consists of IV solutions and nutritional products. Growth in 2008 and 2007 was driven by strong international sales of nutritional products, particularly for the company’s proprietary multi-chamber container, increased demand for IV therapy products globally and pricing improvements for IV therapy products in the United States.

Global Injectables
This product line primarily consists of the company’s enhanced packaging, premixed drugs, pharmacy compounding and the pharmaceutical partnering business, as well as generic injectables. Sales growth in 2008 was driven by strong international sales in the pharmacy compounding business, while sales growth in 2007 benefited from strong sales in the pharmaceutical partnering business. Partially offsetting this growth in both years were decreased sales of generic injectables, primarily driven by the decline of generic propofol and heparin. The decline in generic propofol sales was due to the transfer of marketing and distribution rights for propofol back to Teva Pharmaceutical Industries Ltd. effective July 1, 2007. Sales of propofol totaled approximately $40 million in 2007 and $100 million in 2006. The decline in heparin sales was due to the company’s recall of heparin sodium injection products in the United States in 2008. Sales of these heparin products totaled approximately $30 million in 2007. Refer to Note 5 for further information.

Infusion Systems
This product line primarily consists of the IV infusion pumps and administration sets that control the delivery of IV fluids and drugs to patients. Sales growth in 2008 and 2007 was primarily driven by an increase in revenue from international sales of COLLEAGUE infusion pumps and increased sales of disposable tubing sets used in the administration of IV solutions. The company began to hold shipments of new COLLEAGUE infusion pumps in July 2005 as a result of pump design issues, and continues to hold shipments of new pumps in the United States. Refer to Note 5 and the Certain Regulatory Matters section below for additional information regarding the COLLEAGUE infusion pump, including charges recorded relating to this matter.

Anesthesia
This product line primarily consists of inhaled anesthetics for general anesthesia. Sales growth in both 2008 and 2007 was due to strong sales of SUPRANE (desflurane) and sevoflurane, as a result of increased demand and launches in a number of geographies. The company continues to benefit from its position as the only global supplier of all three modern inhaled anesthetics (SUPRANE, sevoflurane and isoflurane).

Renal  Net sales in the Renal segment increased 3% in 2008 and 8% in 2007 (with a 5 and 4 percentage point favorable impact from foreign currency in 2008 and 2007, respectively).

The following is a summary of sales by significant product line.

				Percent change
years ended December 31 (in millions)	2008	2007	2006	2008		2007

PD Therapy	$1,862	$1,791	$1,634	4%		10%
HD Therapy	444	448	431	(1%	)	4%

Total net sales	$2,306	$2,239	$2,065	3%		8%

PD Therapy
Peritoneal dialysis, or PD Therapy, is a dialysis treatment for end-stage renal disease. PD Therapy, which is used primarily at home, uses the peritoneal membrane, or abdominal lining, as a natural filter to remove waste from the bloodstream. Excluding the impact of foreign currency, sales declined slightly in 2008 and increased in 2007. Increased penetration of PD Therapy products continues to be strong in emerging markets, where many people with end-stage renal disease are currently under-treated. In both years, growth was driven by an increase in the number of patients in Asia (particularly in China), Central and Eastern Europe and the United States. While growth in Latin America was also strong in 2007, growth in the region in 2008 was impacted by the loss of a government tender in Mexico, in the first quarter of 2008. The impact of the lost Mexican tender was estimated to be approximately $100 million.

HD Therapy
Hemodialysis, or HD Therapy, is another form of end-stage renal disease dialysis therapy that is generally performed in a hospital or outpatient center. In HD Therapy, the patient’s blood is pumped outside the body to be cleansed of wastes and fluid using a machine and an external filter, also known as a dialyzer. Lower saline sales in 2008 more than offset the favorable impact of foreign currency and higher revenues from the company’s Renal Therapy Services (RTS) business, which operates dialysis centers in partnership with local physicians in select countries. Sales levels in 2007 were favorably impacted by higher revenues relating to the RTS business.

Transition Services to Fenwal Inc.  Net sales in this category represent revenues associated with manufacturing, distribution and other services provided by the company to Fenwal Inc. (Fenwal) subsequent to the divestiture of the TT business on February 28, 2007. These revenues are expected to decline in 2009 as certain of the transition services agreements terminated in 2008. See Note 3 for further information.

Management’s Discussion and Analysis

Gross Margin and Expense Ratios

years ended December 31 (as a percent of net sales)	2008	2007	2006

Gross margin	49.6%	49.0%	45.6%
Marketing and administrative expenses	21.8%	22.4%	22.0%

Gross Margin
The improvement in gross margin in 2008 and 2007 was principally driven by an improvement in sales mix, with increased sales of higher-margin products, as well as manufacturing efficiencies and yield improvements. Contributing to the gross margin improvement was the continued customer conversion to ADVATE and GAMMAGARD LIQUID, strong sales of vaccines and increased demand and improved pricing for certain plasma protein products.

Included in the company’s gross margin in 2008, 2007 and 2006 were $125 million, $14 million, and $94 million, respectively, of charges and other costs related to the COLLEAGUE and SYNDEO infusion pumps, which decreased the gross margin by approximately 1.1, 0.1 and 1.0 percentage points in 2008, 2007 and 2006, respectively. Refer to Note 5 for additional information on these special charges and costs.

Marketing and Administrative Expenses
The marketing and administrative expense ratio declined in 2008 and increased modestly in 2007. The ratio in both years was favorably impacted by leverage from higher sales, stronger cost controls and reduced pension plan costs, as discussed below. These factors were partially offset in 2008, and more than offset in 2007, by spending relating to new marketing programs. Also unfavorably impacting the marketing and administrative expense ratio in 2007 was a charge of $56 million to establish reserves related to the average wholesale pricing (AWP) litigation, as discussed in Note 11.

Pension Plan Costs
Fluctuations in pension plan costs impacted the company’s gross margin and expense ratios. Pension plan costs decreased $15 million in 2008 and $31 million in 2007, as detailed in Note 9. The $15 million decrease in 2008 was principally due to an increase in the interest rate used to discount the plans’ projected benefit obligations and lower amortization related to asset returns from prior years, partially offset by the impact of changes to certain other assumptions. The $31 million decrease in 2007 was principally due to an increase in the interest rates used to discount the plans’ projected benefit obligations, coupled with the impact of the divestiture of the TT business, partially offset by changes in demographic assumptions and experience.

The company’s pension plan costs are expected to increase by approximately $17 million in 2009, from $137 million in 2008 to approximately $154 million in 2009, principally due to an increase in amortization related to asset returns, which were partially offset by the impact of the company’s contributions to its pension plans and higher interest rates used to discount the plans’ projected benefit obligations. For the domestic plans, the discount rate will increase to 6.5% from 6.35% and the expected return on plan assets will remain at 8.5% for 2009. Refer to the Critical Accounting Policies section below for a discussion of how the pension plan assumptions are developed, mortality tables are selected, and actuarial losses are amortized, and the impact of these factors on pension plan expense.

Research and Development

				Percent change
years ended December 31 (in millions)	2008	2007	2006	2008	2007

Research and development expenses	$868	$760	$614	14%	24%
as a percent of net sales	7.0%	6.7%	5.9%

R&D expenses increased in both 2008 and 2007, reflecting the company’s strategy to accelerate R&D investments with respect to both the company’s internal pipeline as well as collaborations with partners.

R&D expenses in 2008 included IPR&D charges of $12 million related to an in-licensing agreement with Innocoll Pharmaceuticals Ltd. (Innocoll) to market and distribute Innocoll’s gentamicin surgical implant in the United States, and $7 million related to the acquisition of certain technology applicable to the BioScience business. R&D expenses in 2007 included IPR&D charges totaling $61 million, comprised of an $11 million charge related to the acquisition of substantially all of the assets of MAAS Medical, LLC (MAAS Medical); a $25 million charge related to a collaboration with HHD, LLC (HHD) and DEKA Products Limited Partnership and DEKA Research and Development Corp. (collectively, DEKA); a $10 million charge related to one of the company’s arrangements with Halozyme Therapeutics, Inc. (Halozyme); a $10 million charge related to a distribution agreement with Nycomed Pharma AS (Nycomed); and a $5 million charge related to an amendment of the company’s collaboration with Nektar Therapeutics (Nektar). Refer to Note 4 for more information regarding the agreement with Innocoll, as well as the investments made in 2007.

Management’s Discussion and Analysis

In 2008, the company had a number of product launches and continued to make progress with respect to its internal R&D pipeline and R&D collaborations with partners. Key developments included the following:

Product Submissions, Approvals and Launches

•	U.S. Food and Drug Administration (FDA) approval and launch of ARTISS [Fibrin Sealant (Human)], the first and only slow-setting fibrin sealant indicated for use in adhering skin grafts in adult and pediatric burn patients;

•	Regulatory approval of ADVATE factor VIII therapy in six additional countries and sevoflurane in nine additional countries;

•	Launch of GELFOAM Plus Hemostasis Kit (absorbable gelatin sponge, USP and human thrombin), a hemostatic product for use in controlling bleeding during surgical procedures;

•	Launch of the V-Link Luer-activated device with VitalShield protective coating, the first needleless IV connector containing an antimicrobial coating;

•	Clearance by the FDA for expanded labeling of V-Link with VitalShield based on the device’s ability to combat three additional pathogens: vancomycin-resistant Enterococcus faecalis, Escherichia coli (E. coli) and Staphylococcus epidermidis; and

•	Receipt of a positive opinion from the Committee for Medical Products for Human Use of the European Medicines Agency for the marketing authorization of CELVAPAN, the first cell culture-based H5N1 pandemic vaccine to undergo licensing in the European Union.

Other Developments

•	Commencement of a Phase III trial combining GAMMAGARD LIQUID with ENHANZE, Halozyme’s proprietary drug delivery technology, for the subcutaneous delivery of IGIV for patients with Primary Immune Deficiency, which could allow patients to administer their dose of IGIV once monthly at home;

•	Initiation of two additional Phase III clinical trials evaluating the use of GAMMAGARD LIQUID for the treatment of multifocal motor neuropathy (MMN), a neurological disorder characterized by progressive limb weakness, and for the treatment of mild-to-moderate Alzheimer’s disease;

•	Completion of a 50 patient study using HYLENEX to facilitate subcutaneous pediatric hydration, the results of which are expected to be published in 2009; HYLENEX enables the dispersion and absorption of other subcutaneously administered fluids and drugs;

•	Continued progress with the company’s hemophilia franchise, including:

•	Initiation of a Phase I clinical trial evaluating the safety and tolerability of recombinant von Willebrand factor for the treatment of von Willebrand disease, the most common type of inherited bleeding disorder;

•	Initiation of pre-clinical programs to develop recombinant factor IX proteins to treat hemophilia B, the second most common type of hemophilia; and

•	Investigation of longer-acting versions of hemophilia therapy to extend the “half life” of factor VIII — the amount of time the clotting factor remains active in the bloodstream — which may result in fewer infusions for patients.

•	Completion of a Phase II clinical trial investigating the use of adult, autologous CD34+ stem cells as a potential treatment for patients suffering from chronic myocardial ischemia, a severe form of coronary artery disease, and initiation of a Phase II trial utilizing CD34+ stem cells as a potential treatment for patients with critical limb ischemia, a severe form of peripheral arterial disease; and

•	Completion of a home hemodialysis device prototype with the company’s partner DEKA.

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

Included in the charge was $17 million related to asset impairments, principally to write down property, plant and equipment based on market data for the assets. Also included in the charge was $53 million for cash costs, principally pertaining to severance and other employee-related costs associated with the elimination of approximately 550 positions, or approximately 1% of the company’s total workforce. The reserve for severance and other costs is expected to be substantially utilized by the end of 2009.

The company estimates that these initiatives will yield savings of approximately $0.02 per diluted share when the programs are fully implemented in 2009. The savings from these actions impact cost of goods sold, general and administrative expenses and R&D, principally in the company’s Medication Delivery segment.

Refer to Note 5 for additional information, including details regarding reserve utilization. The company believes the reserve at December 31, 2008 is adequate. However, adjustments may be recorded in the future as the program is completed. The restructuring program is being funded from cash generated from operations.

Net Interest Expense
Net interest expense increased $54 million in 2008, principally due to lower interest income resulting from lower U.S. interest rates and a lower average cash balance, a higher average debt balance and the termination of the company’s cross-currency swap agreements. The higher average debt balance in 2008 was principally due to the December 2007 issuance of $500 million of senior unsecured notes and the May 2008 issuance of $500 million of senior unsecured notes. Net interest expense decreased $12 million in 2007, principally due to a lower average net debt balance, partially offset by higher weighted-average interest rates. Refer to Note 2 for a summary of the

Management’s Discussion and Analysis

components of net interest expense for the three years ended December 31, 2008.

Other Expense, Net
Other expense, net was $37 million in 2008, $32 million in 2007 and $61 million in 2006. Refer to Note 2 for a table that details the components of other expense, net for the three years ended December 31, 2008. Other expense, net in each year included amounts relating to minority interests, equity method investments and foreign currency fluctuations, principally relating to intercompany receivables, payables and loans denominated in a foreign currency. In 2008, other expense, net included a charge of $31 million associated with the discontinuation of the company’s CLEARSHOT pre-filled syringe program and $16 million of income related to the finalization of the net assets transferred in the TT divestiture. In 2007, other expense, net included a gain on the sale of the TT business of $58 million less a charge of $35 million associated with severance and other employee-related costs. Refer to Note 3 for further information regarding the divestiture and Note 5 for further information on the CLEARSHOT charge.

Pre-Tax Income
Refer to Note 12 for a summary of financial results by segment. Certain items are maintained at the company’s corporate level and are not allocated to the segments. The following is a summary of significant factors impacting the segments’ financial results.

BioScience  Pre-tax income increased 21% in 2008 and 22% in 2007. The primary drivers of the increase in pre-tax income in both 2008 and 2007 were strong sales of higher-margin products, fueled by the continued adoption by customers of ADVATE, customer conversion to GAMMAGARD LIQUID and strong demand for certain specialty therapies and vaccines; improved pricing for certain products; continued cost and yield improvements; and the favorable impact of foreign currency. Partially offsetting the growth in both years was the impact of higher spending on new marketing programs and product launches, as well as increased R&D spending related to clinical trials and milestone payments to collaboration partners.

Medication Delivery  Pre-tax income decreased 15% in 2008 and increased 23% in 2007. Included in pre-tax income in 2008, 2007 and 2006, and impacting the earnings trend, were $125 million, $14 million and $94 million, respectively, of charges and other costs relating to the COLLEAGUE and SYNDEO infusion pumps, as discussed above. Also included in pre-tax income in 2008 was $31 million related to the discontinuation of the CLEARSHOT pre-filled syringe program and $19 million related to the company’s recall of its heparin sodium injection products in the United States. Aside from the impact of these items, pre-tax earnings in 2008 and 2007 benefited from increased sales of certain higher-margin products such as SUPRANE (desflurane), nutritional products, certain premixed injectables, access sets and sevoflurane; improved pricing; and the impact of favorable foreign currency. These increases in pre-tax income were partially offset by the unfavorable impact of generic competition and increased spending on R&D. Refer to Note 5 for further information on the COLLEAGUE, CLEARSHOT and heparin charges.

Renal  Pre-tax income decreased 17% in 2008 and increased 2% in 2007. The pre-tax earnings decline in 2008 was principally due to the loss of a PD tender in Mexico and increased spending on new product development, including a next-generation home HD device. The pre-tax earnings growth in 2007 was driven by continued PD patient growth in developing countries and an improved mix of sales, partially offset by increased spending on marketing programs and new product development, including investments related to the development of a next-generation home HD device. The Renal segment’s revenues are generated principally outside the United States, and the impact of foreign currency was favorable to pre-tax income in 2008 and 2007.

Other  As mentioned above, certain income and expense amounts are not allocated to the segments. These amounts are detailed in the table in Note 12 and include net interest expense, certain foreign exchange fluctuations (principally relating to intercompany receivables, payables and loans denominated in a foreign currency) and the majority of the foreign currency and interest rate hedging activities, corporate headquarters costs, stock compensation expense, income and expense related to certain non-strategic investments, certain employee benefit plan costs, certain nonrecurring gains and losses, certain charges (such as certain restructuring, litigation-related and IPR&D charges), and the revenues and costs related to the manufacturing, distribution and other transition agreements with Fenwal.

Refer to the previous discussions for further information regarding net interest expense, the 2007 restructuring charge, IPR&D charges, the charge associated with the AWP litigation, the net divestiture gain and ongoing arrangements with Fenwal related to the sale of the TT business, and Note 8 for further information regarding stock compensation expense.

Income Taxes
Effective Income Tax Rate
The effective income tax rate was 18% in 2008, 19% in 2007 and 20% in 2006. The company anticipates that the effective income tax rate, calculated in accordance with generally accepted accounting principles (GAAP), will be approximately 19% in 2009, excluding any impact from additional audit developments or other special items.

The company’s effective tax rate differs from the U.S. federal statutory rate each year due to certain operations that are subject to tax incentives, state and local taxes, and foreign taxes that are different than the U.S. federal statutory rate. In addition, as discussed further below, the company’s effective income tax rate can be impacted in each year by discrete factors or events. Refer to Note 10 for further information regarding the company’s income taxes.

2008
The effective tax rate for 2008 was impacted by $29 million of valuation allowance reductions on net operating loss carryforwards in foreign jurisdictions due to profitability improvements, $8 million of income tax benefit related to the extension of R&D tax credits in the United States and $14 million of additional U.S. income tax expense related to foreign earnings which are no longer considered indefinitely reinvested outside of the United States because the company

Management’s Discussion and Analysis

planned to remit these earnings to the United States in the foreseeable future.

2007
The effective tax rate for 2007 was impacted by a $38 million net reduction of the valuation allowance on net operating loss carryforwards primarily due to profitability improvements in a foreign jurisdiction, a $12 million reduction in tax expense due to legislation reducing corporate income tax rates in Germany, the extension of tax incentives, and the settlement of tax audits in jurisdictions outside of the United States. Partially offsetting these items was $82 million of U.S. income tax expense related to foreign earnings which are no longer considered permanently reinvested outside of the United States because the company planned to remit these earnings to the United States in the foreseeable future.

2006
In 2006, the company reached a favorable settlement with the Internal Revenue Service relating to the company’s U.S. federal tax audits for the years 2002 through 2005, resulting in a $135 million reduction of tax expense. In combination with this settlement, the company reorganized its Puerto Rico manufacturing assets and repatriated funds from other subsidiaries, resulting in tax expense of $113 million ($86 million related to the repatriations and $27 million related to operations subject to tax incentives). The effect of these items was the utilization and realization of deferred tax assets that were previously subject to valuation allowances, as well as a modest reduction in the company’s reserves for uncertain tax positions, resulting in a net $22 million benefit and minimal cash impact.

Income From Continuing Operations and Related per Diluted Share Amounts
Income from continuing operations was $2.0 billion in 2008, $1.7 billion in 2007 and $1.4 billion in 2006. The corresponding net earnings per diluted share were $3.16 in 2008, $2.61 in 2007 and $2.13 in 2006. The significant factors and events causing the net changes from 2007 to 2008 and from 2006 to 2007 are discussed above.

Loss From Discontinued Operations
In 2002, the company decided to divest certain businesses, principally the majority of the services businesses included in the Renal segment. The results of operations of these businesses are reported as discontinued operations. In 2006, net revenues relating to the discontinued operations were insignificant, and the divestiture plan was completed.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows from Operations
Cash flows from operations increased in both 2008 and 2007, totaling $2.5 billion in 2008, $2.3 billion in 2007 and $2.2 billion in 2006. The increases in cash flows in 2008 and 2007 were primarily due to higher earnings (before non-cash items) and the other factors discussed below. Included in cash flows from operations were outflows of $112 million in 2008 and $29 million in 2006 related to realized excess tax benefits from stock compensation. Realized excess tax benefits are required to be presented in the statement of cash flows as an outflow within the operating section and an inflow within the financing section.

Accounts Receivable
Cash outflows relating to accounts receivable decreased in 2008 and increased in 2007. Days sales outstanding decreased from 53.3 days at December 31, 2007 to 50.6 days at December 31, 2008, primarily due to an improvement in the collection of receivables in the United States and in certain international locations. The increase in cash outflows from accounts receivable in 2007 was primarily due to a shift in the geographic mix of sales to certain international locations with longer collection periods, partially offset by an improvement in the collection of receivables in the United States. Proceeds from factoring of receivables increased in both 2008 and 2007. Net operating cash outflows relating to the company’s securitization arrangements totaled $3 million in 2008, $15 million in 2007 and $123 million in 2006. Refer to Note 7 for information regarding the company’s receivable securitization programs. The company’s U.S. and European securitization facilities matured in late 2007 and were not renewed.

Inventories
Cash outflows from inventories decreased in 2008 and increased in 2007. The following is a summary of inventories at December 31, 2008 and 2007, as well as inventory turns for 2008, 2007 and 2006, by segment. Inventory turns for the year are calculated as the annualized fourth quarter cost of goods sold divided by the year-end inventory balance.

	Inventories		Inventory turns
(in millions, except inventory turn data)	2008	2007	2008	2007	2006

BioScience	$1,346	$1,234	1.46	1.61	1.96
Medication Delivery	771	826	3.68	3.26	3.24
Renal	227	236	4.53	4.81	4.72
Other	17	38	—	—	—

Total company	$2,361	$2,334	2.48	2.53	2.68

Other
Cash flows related to liabilities, restructuring payments and other decreased in 2008. This decrease was principally driven by contributions to the company’s pension plans of $287 million in 2008 compared to $47 million in 2007, the timing of payments of trade accounts payable and income taxes payable, and increased payments related to the company’s restructuring programs. Cash flows decreased slightly in 2007 principally due to the timing of payments of payables, partially offset by $52 million of cash inflows resulting from a prepayment relating to the Fenwal manufacturing, distribution and other transition agreements, lower cash payments relating to the company’s restructuring programs and lower contributions to the company’s pension plans. Included in both 2008 and 2007 were cash outflows related to the settlement of mirror cross-currency swaps, which resulted in operating cash inflows of $12 million in 2008 as compared to $31 million of cash outflows in 2007. There were no settlements of cross-currency swaps during 2006.

Management’s Discussion and Analysis

Cash Flows from Investing Activities
Capital Expenditures
Capital expenditures totaled $954 million in 2008, $692 million in 2007 and $526 million in 2006. The investments in 2008 were focused on projects that enhance the company’s cost structure and manufacturing capabilities across the three businesses, particularly as it relates to the company’s nutritional, anesthesia and peritoneal dialysis products, and plasma and recombinant manufacturing platforms. In addition, the company continues to invest to support its strategy of geographic expansion with select investments in growing markets, and continues to invest to support the company’s ongoing strategic focus on R&D with the expansion of research facilities, pilot manufacturing sites and laboratories.

The company makes investments in capital expenditures at a level sufficient to support the strategic and operating needs of the businesses, and continues to improve capital allocation discipline in making investments to enhance long-term growth. The company expects to spend approximately $1 billion in capital expenditures in 2009.

Acquisitions of and Investments in Businesses and Technologies
Net cash outflows relating to acquisitions of and investments in businesses and technologies were $99 million in 2008, $112 million in 2007 and $5 million in 2006. The cash outflows in 2008 principally related to an IV solutions business in China, the company’s in-licensing agreement to market and distribute Innocoll’s gentamicin surgical implant in the United States, the acquisition of certain technology applicable to the BioScience business, payments related to the company’s fourth quarter 2007 agreements with Nycomed and Nektar, and certain smaller acquisitions and investments. The cash outflows in 2007 principally related to a new arrangement and the expansion of the company’s existing agreements with Halozyme, the company’s collaboration with DEKA and the acquisition of certain assets of MAAS Medical. Refer to Note 4 for further information regarding these investments. In addition, the 2007 outflows included an investment in a parenteral nutrition products joint venture in China, an investment in an IV solutions manufacturing business in Poland and certain smaller investments.

Divestitures and Other
Net cash inflows relating to divestitures and other activities were $60 million in 2008, $499 million in 2007 and $189 million in 2006. Cash inflows in 2008 principally consisted of cash collections from customers relating to previously securitized receivables under the European facility. In 2007, the company purchased the third party interest in previously sold receivables under the European receivables securitization facility, resulting in net cash outflows of $157 million. Cash inflows in 2007 included $421 million of cash proceeds from the divestiture of the TT business. The $421 million represented the $473 million total cash received upon divestiture less the $52 million prepayment related to the manufacturing, distribution and other transition agreements, which was classified in the operating section of the consolidated statement of cash flows. Cash inflows in 2008, 2007 and 2006 also included normal collections on retained interests associated with securitization arrangements and, in 2006, cash proceeds related to asset dispositions.

Cash Flows from Financing Activities
Debt Issuances, Net of Payments of Obligations
Debt issuances, net of payments of obligations, were net outflows totaling $79 million in 2008, $51 million in 2007 and $543 million in 2006. Included in these totals in 2008 and 2007 were $540 million and $303 million, respectively, of cash outflows related to the settlement of cross-currency swap agreements, resulting in the termination of the company’s remaining net investment hedges. There were no settlements of cross-currency swap agreements in 2006.

The company repaid its 5.196% notes, which approximated $250 million, upon their maturity in February 2008. In May 2008, the company issued $500 million of senior unsecured notes, maturing in June 2018 and bearing a 5.375% coupon rate. In addition, during 2008, the company issued commercial paper, of which $200 million was outstanding as of December 31, 2008, with a weighted-average interest rate of 2.55%. In December 2007, the company issued $500 million of senior unsecured notes, maturing in December 2037 and bearing a 6.25% coupon rate. In August 2006, the company issued $600 million of senior unsecured notes, maturing in September 2016 and bearing a 5.9% coupon rate. The net proceeds from these issuances were used for general corporate purposes, including the settlement of cross-currency swaps and the repayment of outstanding indebtedness. Also, using the cash proceeds from the settlement of the equity units purchase contracts in February 2006 (further discussed below), the company paid down certain maturing debt during 2006.

Other Financing Activities
Cash dividend payments totaled $546 million in 2008, $704 million in 2007 and $364 million in 2006. The company’s dividend amounts and payment schedule changed in 2007. Beginning in 2007, the company converted from an annual to a quarterly dividend and increased the dividend by 15% on an annualized basis, to $0.1675 per share per quarter. In November 2007, the board of directors declared a quarterly dividend of $0.2175 per share ($0.87 per share on an annualized basis), representing an increase of 30% over the previous quarterly rate. In November 2008, the board of directors declared a quarterly dividend of $0.26 per share ($1.04 per share on an annualized basis), which was paid on January 6, 2009 to shareholders of record as of December 10, 2008. This dividend represented an increase of 20% over the previous quarterly rate of $0.2175 per share.

Proceeds and realized excess tax benefits from stock issued under employee benefit plans totaled $680 million in 2008, $639 million in 2007 and $272 million in 2006. The increase in 2008 was primarily due to increased participation in the company’s employee stock purchase plan and an increase in realized excess tax benefits from stock compensation (as further discussed above), partially offset by a decrease in stock option exercises. The increase in 2007 was primarily due to an increase in stock option exercises, as well as a higher average exercise price.

In February 2006, the company issued approximately 35 million shares of common stock for $1.3 billion in conjunction with the settlement of the purchase contracts included in the company’s equity units, which were issued in December 2002. The company used these proceeds to

Management’s Discussion and Analysis

pay down maturing debt, for stock repurchases and for other general corporate purposes.

As authorized by the board of directors, the company repurchases its stock from time to time depending on the company’s cash flows, net debt level and current market conditions. The company purchased 32 million shares for $2.0 billion in 2008, 34 million shares for $1.9 billion in 2007 and 18 million shares for $737 million in 2006. At December 31, 2008, $1.2 billion remained available under the March 2008 board of directors’ authorization, which provides for the repurchase of up to $2.0 billion of the company’s common stock.

Credit Facilities, Access to Capital, Credit Ratings and Net Investment Hedges
Credit Facilities
The company’s primary revolving credit facility has a maximum capacity of $1.5 billion and matures in December 2011. As of December 31, 2008, there were no outstanding borrowings under this facility. The company also maintains a Euro-denominated credit facility with a maximum capacity of approximately $410 million at December 31, 2008, which matures in January 2013. As of December 31, 2008, there was $164 million outstanding under this facility, with a weighted-average interest rate of 3.4%. The company’s facilities enable the company to borrow funds on an unsecured basis at variable interest rates, and contain various covenants, including a maximum net-debt-to-capital ratio. At December 31, 2008, the company was in compliance with the financial covenants in these agreements. The non-performance of any financial institution supporting either of the credit facilities would reduce the maximum capacity of these facilities by each institution’s respective commitment. The company also maintains other credit arrangements, as described in Note 6.

Access to Capital
The company intends to fund short-term and long-term obligations as they mature through cash on hand, future cash flows from operations, or by issuing additional debt or common stock. The company had $2.1 billion of cash and equivalents at December 31, 2008. The company invests its excess cash in certificates of deposit and money market funds, and diversifies the concentration of cash among different financial institutions.

The global financial markets have recently experienced unprecedented levels of volatility. The company’s ability to generate cash flows from operations, issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for the company’s products or in the solvency of its customers or suppliers, deterioration in the company’s key financial ratios or credit ratings, or other significantly unfavorable changes in economic conditions. In addition, continuing volatility in the global financial markets could increase borrowing costs or affect the company’s ability to access the capital markets. However, the company believes it has sufficient financial flexibility in the future to issue debt, enter into other financing arrangements, and attract long-term capital on acceptable terms to support the company’s growth objectives.

Credit Ratings
The company’s credit ratings at December 31, 2008 were as follows.

	Standard & Poor’s	Fitch	Moody’s

Ratings
Senior debt	A+	A	A3
Short-term debt	A1	F1	P2
Outlook	Positive	Stable	Stable

There were no changes to the company’s credit ratings in 2008. Standard & Poor’s upgraded the company’s outlook from Stable to Positive in 2008.

If Baxter’s credit ratings or outlooks were to be downgraded, the company’s financing costs related to its credit arrangements and any future debt issuances could be unfavorably impacted. However, any future credit rating downgrade or change in outlook would not affect the company’s ability to draw on its credit facilities, and would not result in an acceleration of the scheduled maturities of any of the company’s outstanding debt, unless, with respect to certain debt instruments, preceded by a change in control of the company.

Net Investment Hedges
In 2008, the company terminated its remaining net investment hedge portfolio and, as of December 31, 2008, no longer has any outstanding net investment hedges. The company historically hedged the net assets of certain of its foreign operations using a combination of foreign currency denominated debt and cross-currency swaps. The cross-currency swaps served as effective hedges for accounting purposes and reduced volatility in the company’s shareholders’ equity balance. In 2004, the company reevaluated its net investment hedge strategy and elected to reduce the use of these instruments as a risk management tool. In order to reduce financial risk and uncertainty through the maturity (or cash settlement) dates of the cross-currency swaps, the company executed offsetting, or mirror, cross-currency swaps relating to over half of the existing portfolio. As of the date of execution, these mirror swaps effectively fixed the net amount that the company would ultimately pay to settle the cross-currency swap agreements subject to this strategy. After execution, as the market value of the fixed portion of the original portfolio changed, the market value of the mirror swaps changed by an approximately offsetting amount. The net after-tax losses related to net investment hedge instruments recorded in other comprehensive income were $33 million, $48 million, and $93 million in 2008, 2007 and 2006, respectively.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” when the cross-currency swaps are settled, the cash flows are reported within the financing section of the consolidated statement of cash flows. When the mirror swaps are settled, the cash flows are reported in the operating section of the consolidated statement of cash flows. Of the $528 million of net settlement payments in 2008, $540 million of cash outflows were included in the financing section and $12 million of cash inflows were included in the operating section. Of the $334 million of settlement payments in 2007, $303 million of cash outflows were included in the

Management’s Discussion and Analysis

financing section and $31 million of cash outflows were included in the operating section. There were no settlements of cross-currency swaps or mirror swaps in 2006.

Refer to Note 7 for additional discussion of the cross-currency swaps and related mirror swaps.

Contractual Obligations
As of December 31, 2008, the company had contractual obligations (excluding accounts payable, accrued liabilities — other than the current portion of unrecognized tax benefits — and contingent liabilities) payable or maturing in the following periods.

		Less than	One to	Three to	More than
(in millions)	Total	one year	three years	five years	five years

Short-term debt	$388	$388	$—	$—	$—
Long-term debt and capital lease obligations, including current maturities	3,240	6	687	162	2,385
Interest on short- and long-term debt and capital lease obligations[1]	1,698	131	237	215	1,115
Operating leases	667	147	230	175	115
Other long-term liabilities[2]	890	—	235	74	581
Purchase obligations[3]	1,419	542	437	238	202
Unrecognized tax benefits[4]	234	234	—	—	—

Contractual obligations	$8,536	$1,448	$1,826	$864	$4,398

[1]	Interest payments on debt and capital lease obligations are calculated for future periods using interest rates in effect at the end of 2008. Projected interest payments include the related effects of interest rate and cross-currency swap agreements. Certain of these projected interest payments may differ in the future based on changes in floating interest rates, foreign currency fluctuations, or other factors or events. The projected interest payments only pertain to obligations and agreements outstanding at December 31, 2008. Refer to Notes 6 and 7 for further discussion regarding the company’s debt instruments and related cross-currency and interest rate agreements outstanding at December 31, 2008.

[2]	The primary components of Other Long-Term Liabilities in the company’s consolidated balance sheet are liabilities relating to pension and other postemployment benefit plans, cross-currency swaps, foreign currency hedges, litigation and certain income tax-related liabilities. The company projected the timing of the future cash payments based on contractual maturity dates (where applicable), and estimates of the timing of payments (for liabilities with no contractual maturity dates). The actual timing of payments could differ from the estimates.

The company contributed $287 million, $47 million and $73 million to its defined benefit pension plans in 2008, 2007 and 2006, respectively. Most of the company’s plans are funded. The timing of funding in the future is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables. Refer to the discussion below regarding the Pension Protection Act of 2006. Therefore, the table above excludes pension plan cash outflows. The pension plan balance included in other long-term liabilities (and excluded from the table above) totaled $1.1 billion at December 31, 2008.

[3]	Includes the company’s significant contractual unconditional purchase obligations. For cancelable agreements, includes any penalty due upon cancellation. These commitments do not exceed the company’s projected requirements and are in the normal course of business. Examples include firm commitments for raw material purchases, utility agreements and service contracts.

[4]	Due to the uncertainty related to the timing of the reversal of uncertain tax positions, the long-term liability relating to unrecognized tax benefits of $203 million at December 31, 2008 has been excluded from the table above.

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

In certain cases, the company retains a subordinated interest in each securitized portfolio. The subordinated interests retained in the transferred receivables are carried as assets in Baxter’s consolidated balance sheet, and totaled $7 million at December 31, 2008. Credit losses on these retained interests have historically been immaterial.

Joint Development and Commercialization Arrangements
In the normal course of business, Baxter enters into joint development and commercialization arrangements with third parties, sometimes with companies in which the company has invested. The

Management’s Discussion and Analysis

arrangements vary but generally provide that Baxter will receive certain rights to manufacture, market or distribute a specified technology or product under development in exchange for up-front payments and contingent payments relating to the achievement of specified pre-clinical, clinical, regulatory approval or sales milestones. The company also has similar contingent payment arrangements relating to certain asset and business acquisitions. At December 31, 2008, the unfunded milestone payments under these arrangements totaled $843 million. This total excludes any contingent royalties. Based on the company’s projections, any contingent payments made in the future will be more than offset over time by the estimated net future cash flows relating to the rights acquired for those payments. The majority of the contingent payments relate to arrangements in the BioScience segment. Refer to Note 6 for further information.

Indemnifications
During the normal course of business, Baxter makes indemnities, commitments and guarantees pursuant to which the company may be required to make payments related to specific transactions. These include: (i) intellectual property indemnities to customers in connection with the use, sale or license of products and services; (ii) indemnities to customers in connection with losses incurred while performing services on their premises; (iii) indemnities to vendors and service providers pertaining to claims based on negligence or willful misconduct; and (iv) indemnities involving the representations and warranties in certain contracts. In addition, under Baxter’s Amended and Restated Certificate of Incorporation, and consistent with Delaware General Corporation Law, the company has agreed to indemnify its directors and officers for certain losses and expenses upon the occurrence of prescribed events. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that the company could be obligated to make. To help address these risks, the company maintains various insurance coverages. Based on historical experience and evaluation of the agreements, the company does not believe that any significant payments related to its indemnifications will result, and therefore the company has not recorded any associated liabilities.

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

Funding of Pension and Other Postemployment Benefit Plans
The company’s funding policy for its pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that the company may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the company, and other factors. Continued volatility in the global financial markets could have an unfavorable impact on future funding requirements. The company is not legally obligated to fund its principal plans in the United States and Puerto Rico in 2009. The company continually reassesses the amount and timing of any discretionary contributions. The company expects to make discretionary cash contributions to its pension plan in the United States of at least $100 million in 2009.

The table below details the funded status percentage of the company’s pension plans as of December 31, 2008, including certain plans that are unfunded in accordance with the guidelines of the company’s funding policy outlined above. Refer to Note 9 for further information.

	United States and
	Puerto Rico		International
	Qualified	Nonqualified	Funded	Unfunded
as of December 31, 2008 (in millions)	plans	plan	plans	plans	Total

Fair value of plan assets	$2,052	n/a	$329	n/a	$2,381
Projected benefit obligation	2,670	$139	470	$196	3,475
Funded status percentage	77%	n/a	70%	n/a	69%

The Pension Protection Act of 2006 (PPA) was signed into law on August 17, 2006. It is likely that the PPA will accelerate minimum funding requirements in the future.

Insurance Coverage
The company discontinued its practice of buying product liability insurance coverage effective May 1, 2007. The unavailability of insurance coverage with meaningful limits at a reasonable cost reflects current trends in product liability insurance for healthcare manufacturing companies generally. The company continues to evaluate available coverage levels and costs as market conditions change. The company’s net income and cash flows may be adversely affected in the future as a result of losses sustained.

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

Currency Risk
The company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities, forecasted transactions and net assets denominated in the Euro, Japanese Yen, British Pound, Australian Dollar, Canadian Dollar and certain Latin American currencies. The company manages its foreign currency

Management’s Discussion and Analysis

exposures on a consolidated basis, which allows the company to net exposures and take advantage of any natural offsets. In addition, the company uses derivative and nonderivative financial instruments to further reduce the net exposure to foreign exchange. Gains and losses on the hedging instruments offset losses and gains on the hedged transactions and reduce the earnings and shareholders’ equity volatility relating to foreign exchange.

The company uses options, forwards and cross-currency swaps to hedge the foreign exchange risk to earnings relating to forecasted transactions denominated in foreign currencies and recognized assets and liabilities. The maximum term over which the company has cash flow hedge contracts in place related to forecasted transactions at December 31, 2008 is 18 months. The company also enters into derivative instruments to hedge certain intercompany and third-party receivables and payables and debt denominated in foreign currencies. The company historically hedged certain of its net investments in international affiliates, using a combination of debt denominated in foreign currencies and cross-currency swap agreements. As further discussed in Note 7, in 2008, the company terminated all of its remaining net investment hedges. The recent financial market and currency volatility may reduce the benefits of the company’s natural hedges and limit the company’s ability to cost-effectively hedge these exposures.

As part of its risk-management program, the company performs sensitivity analyses to assess potential changes in the fair value of its foreign exchange instruments relating to hypothetical and reasonably possible near-term movements in foreign exchange rates.

Foreign exchange option and forward contracts  A sensitivity analysis of changes in the fair value of foreign exchange option, forward and cross-currency swap contracts outstanding at December 31, 2008, while not predictive in nature, indicated that if the U.S. Dollar uniformly fluctuated unfavorably by 10% against all currencies, on a net-of-tax basis, the net asset balance of $40 million with respect to those contracts, which principally related to a hedge of U.S. Dollar-denominated debt issued by a foreign subsidiary, would decrease by $65 million, resulting in a net liability position. A similar analysis performed with respect to option and forward contracts outstanding at December 31, 2007 indicated that, on a net-of-tax basis, the net liability balance of $52 million would increase by $52 million.

The sensitivity analysis model recalculates the fair value of the foreign exchange option, forward and cross-currency swap contracts outstanding at December 31, 2008 by replacing the actual exchange rates at December 31, 2008 with exchange rates that are 10% unfavorable to the actual exchange rates for each applicable currency. All other factors are held constant. These sensitivity analyses disregard the possibility that currency exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency. The analyses also disregard the offsetting change in value of the underlying hedged transactions and balances.

Interest Rate and Other Risks
The company is also exposed to the risk that its earnings and cash flows could be adversely impacted by fluctuations in interest rates. The company’s policy is to manage interest costs using a mix of fixed- and floating-rate debt that the company believes is appropriate. To manage this mix in a cost-efficient manner, the company periodically enters into interest rate swaps, in which the company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional amount. The company also periodically uses forward-starting interest rate swaps and treasury rate locks to hedge the risk to earnings associated with fluctuations in interest rates relating to anticipated issuances of term debt.

As part of its risk management program, the company performs sensitivity analyses to assess potential gains and losses in earnings relating to hypothetical movements in interest rates. A 67 basis-point increase in interest rates (approximately 10% of the company’s weighted-average interest rate during 2008) affecting the company’s financial instruments, including debt obligations and related derivatives, would have an immaterial effect on the company’s 2008 and 2007 earnings and on the fair value of the company’s fixed-rate debt as of the end of each fiscal year.

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

CHANGES IN ACCOUNTING PRINCIPLES
FIN No. 48
On January 1, 2007, the company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN No. 48), which prescribes a two-step process for the financial statement measurement and recognition of a tax position taken or expected to be taken in a tax return. The first step involves the determination of whether it is more likely than not (greater than 50% likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more-likely-than-not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The adoption of FIN No. 48 by the company on January 1, 2007 had no impact on the company’s opening balance of retained earnings. Refer to Note 10 for further information regarding the adoption of FIN No. 48, including a summary of the company’s unrecognized tax benefit activity.

Management’s Discussion and Analysis

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

The partial adoption of SFAS No. 157 on January 1, 2008 with respect to financial assets and financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis did not have a material impact on the company’s consolidated financial statements. See Note 7 for further information regarding the partial adoption of SFAS No. 157 and the fair value measurement disclosures for these assets and liabilities. The company’s January 1, 2009 adoption of SFAS No. 157 with respect to the items within the scope of FSP No. 157-2 is not expected to have a material impact on the company’s consolidated financial statements at the adoption date.

SFAS No. 158
On December 31, 2006, the company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS No. 158). The standard requires companies to fully recognize the overfunded or underfunded status of each of their defined benefit pension and other postemployment benefit (OPEB) plans as an asset or liability in the consolidated balance sheet. The asset or liability equals the difference between the fair value of the plan’s assets and its benefit obligation. SFAS No. 158 has no impact on the amount of expense recognized in the consolidated statement of income.

SFAS No. 158 was required to be adopted on a prospective basis. The adoption of SFAS No. 158 was recorded as an adjustment to assets and liabilities to reflect the plans’ funded status, with a corresponding adjustment to the ending balance of accumulated other comprehensive income (AOCI), which is a component of shareholders’ equity. The net-of-tax decrease to AOCI at December 31, 2006 relating to the adoption of SFAS No. 158 was $235 million.

As required by SFAS No. 158, on December 31, 2008, the company changed the measurement date for its defined benefit pension and OPEB plans from September 30 to December 31, the company’s fiscal year-end. The company elected to use the 15-month remeasurement approach pursuant to SFAS No. 158, whereby a net-of-tax decrease to retained earnings of $27 million was recognized on December 31, 2008 equal to three-fifteenths of the net cost determined for the period from September 30, 2007 to December 31, 2008. The adjustment resulted in a net-of-tax increase to AOCI of $12 million. The remaining twelve-fifteenths of the net cost was recognized as expense in 2008 as part of the net periodic benefit cost.

Refer to Note 9 for further information regarding the adoption of SFAS No. 158.

SFAS No. 159
On January 1, 2008, the company adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an instrument-by-instrument basis and is irrevocable. Entities electing the fair value option are required to recognize changes in fair value in earnings and to expense upfront costs and fees associated with the item for which the fair value option is elected. The new standard did not impact the company’s consolidated financial statements, as the company did not elect the fair value option for any instruments existing as of the adoption date. However, the company will evaluate the fair value measurement election with respect to financial instruments the company enters into in the future.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with GAAP requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. A summary of the company’s significant accounting policies is included in Note 1. Certain of the company’s accounting policies are considered critical because these policies are the most important to the depiction of the company’s financial statements and require significant, difficult or complex judgments by the company, often requiring the use of estimates about the effects of matters that are inherently uncertain. Actual results that differ from the company’s estimates could have an unfavorable effect on the company’s results of operations and financial position. The company applies estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting pronouncements, there have been no significant changes in the company’s application of its critical accounting policies during 2008. The company’s critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. The

Management’s Discussion and Analysis

following is a summary of accounting policies that the company considers critical to the consolidated financial statements.

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

The company periodically and systematically evaluates the collectibility of accounts receivable and determines the appropriate reserve for doubtful accounts. In determining the amount of the reserve, the company considers historical credit losses, the past-due status of receivables, payment history and other customer-specific information, and any other relevant factors or considerations. Because of the nature of the company’s customer base and the company’s credit and collection policies and procedures, write-offs of accounts receivable have historically not been significant (generally less than 2% of gross receivables).

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

Pension and OPEB Plans
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

As required by SFAS No. 158, on December 31, 2008, the company changed its measurement date for its pension and OPEB plans from September 30 to December 31, the company’s fiscal year-end, using the 15-month remeasurement approach pursuant to SFAS No. 158. Refer to Note 9 for further information on the impact of the measurement date change.

Discount Rate Assumption
For the U.S. and Puerto Rico plans, at the measurement date (December 31, 2008) the company used a discount rate of 6.5% to measure its benefit obligations for the pension plans and OPEB plan. This discount rate will be used in calculating the net periodic benefit cost for these plans for 2009. The company used a broad population of approximately 250 Aa-rated corporate bonds as of December 31, 2008 to determine the discount rate assumption. All bonds were U.S. issues, with a minimum amount outstanding of $50 million. This population of bonds was narrowed from a broader universe of over 300 Moody’s Aa rated, non-callable (or callable with make-whole provisions) bonds by eliminating the top and bottom 10th percentile to adjust for any pricing anomalies, and then selecting the bonds Baxter would most likely select if it were to actually annuitize its pension and OPEB plan liabilities. This portfolio of bonds was used to generate a yield curve and associated spot rate curve, to discount the projected benefit payments for the U.S. and Puerto Rico plans. The discount rate is the single level rate that produces the same result as the spot rate curve.

For plans in Canada, Japan, the United Kingdom and the Eurozone, the company uses a method essentially the same as that described for the U.S. and Puerto Rico plans. For the company’s other international

Management’s Discussion and Analysis

plans, the discount rate is generally determined by reviewing country- and region-specific government and corporate bond interest rates.

To understand the impact of changes in discount rates on pension and OPEB plan cost, the company performs a sensitivity analysis. Holding all other assumptions constant, for each 50 basis point (i.e., one-half of one percent) increase (decrease) in the discount rate, global pre-tax pension and OPEB plan cost would decrease (increase) by approximately $28 million.

Return on Plan Assets Assumption
In measuring net periodic cost for 2008, the company used a long-term expected rate of return of 8.5% for the pension plans covering U.S. and Puerto Rico employees. This assumption will also be used to measure net pension cost for 2009. This assumption is not applicable to the company’s OPEB plan because it is not funded.

The company establishes the long-term asset return assumption based on a review of historical compound average asset returns, both company-specific and relating to the broad market (based on the company’s asset allocation), as well as an analysis of current market and economic information and future expectations. The current asset return assumption is supported by historical market experience for both the company’s actual and targeted asset allocation. In calculating net pension cost, the expected return on assets is applied to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. The difference between this expected return and the actual return on plan assets is a component of the total net unrecognized gain or loss and is subject to amortization in the future.

To understand the impact of changes in the expected asset return assumption on net cost, the company performs a sensitivity analysis. Holding all other assumptions constant, for each 50 basis point increase (decrease) in the asset return assumption, global pre-tax pension plan cost would decrease (increase) by approximately $13 million.

Other Assumptions
The company’s uses the Retirement Plan 2000 mortality table to calculate the pension and OPEB plan benefit obligations. The company periodically analyzes and updates its assumptions concerning demographic factors such as retirement, mortality and turnover, considering historical experience as well as anticipated future trends.

The assumptions relating to employee compensation increases and future healthcare costs are based on historical experience, market trends, and anticipated future company actions. Refer to Note 9 for information regarding the sensitivity of the OPEB plan obligation and the total of the service and interest cost components of OPEB plan cost to potential changes in future healthcare costs.

Legal Contingencies
The company is involved in product liability, patent, commercial, regulatory and other legal proceedings that arise in the normal course of business. Refer to Note 11 for further information. The company records a liability when a loss is considered probable and the amount can be reasonably estimated. If the reasonable estimate of a probable loss is a range, and no amount within the range is a better estimate, the minimum amount in the range is accrued. If a loss is not probable or a probable loss cannot be reasonably estimated, no liability is recorded. The company has established reserves for certain of its legal matters. The company is not able to estimate the amount or range of any loss for certain of the legal contingencies for which there is no reserve or additional loss for matters already reserved. The company also records any insurance recoveries that are probable of occurring. At December 31, 2008 total legal liabilities were $137 million and total insurance receivables were $87 million.

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

Management’s Discussion and Analysis

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

Fair Value Measurements of Financial Assets and Liabilities
Effective January 1, 2008, the company adopted SFAS No. 157 for financial assets and financial liabilities recognized or disclosed at fair value in the consolidated financial statements on a recurring basis.

For assets that are measured using quoted prices in active markets, the fair value is the published market price per unit multiplied by the number of units held, without consideration of transaction costs. The majority of the derivatives entered into by the company are valued using internal valuation techniques as no quoted market prices exist for such instruments. The principal techniques used to value these instruments are discounted cash flow and Black-Scholes models. The key inputs, which are observable, depend on the type of derivative, and include contractual terms, counterparty credit risk, interest rate yield curves, foreign exchange rates and volatility. Refer to the Financial Instrument Market Risk section above for disclosures regarding sensitivity analyses performed by the company and Note 7 for further information regarding the company’s financial instruments.

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

Impairment of Assets
Goodwill is subject to impairment reviews annually, and whenever indicators of impairment exist. Intangible assets other than goodwill and other long-lived assets (such as fixed assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Refer to Note 1 for further information. The company’s impairment reviews are based on a cash flow approach that requires significant judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, foreign currency exchange rates, the selection of an appropriate discount rate, asset groupings, and other assumptions and estimates. The estimates and assumptions used are consistent with the company’s business plans. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of the assets, and potentially result in different impacts to the company’s results of operations. Actual results may differ from the company’s estimates.

Stock-Based Compensation Plans
Under SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123-R), stock compensation cost is estimated at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the substantive vesting period. Determining the appropriate fair value model to use requires judgment. Determining the assumptions that enter into the model is highly subjective and also requires judgment. The company’s stock compensation costs principally relate to awards of stock options, and the significant assumptions include long-term projections regarding stock price volatility, employee exercise, post-vesting termination, and pre-vesting forfeiture behaviors, interest rates and dividend yields.

The company uses the Black-Scholes model for estimating the fair value of stock options. Under SFAS No. 123-R, the company’s expected volatility assumption is based on an equal weighting of the historical volatility of Baxter’s stock and the implied volatility from traded options on Baxter’s stock. The expected life assumption is primarily based on historical employee exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected life of the option is based on the

Management’s Discussion and Analysis

U.S. Treasury yield curve in effect at the time of grant. The dividend yield reflects historical experience as well as future expectations over the expected life of the option. The forfeiture rate used to calculate compensation expense is primarily based on historical pre-vesting employee forfeiture patterns. In finalizing its assumptions, the company also reviews comparable companies’ assumptions, as available in published surveys and in publicly available financial filings.

The pre-vesting forfeitures assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeitures assumption would not impact the total amount of expense ultimately recognized over the vesting period. Estimated forfeitures are reassessed each period based on historical experience and current projections for the future.

The use of different assumptions would result in different amounts of stock compensation expense. The fair value of an option is particularly impacted by the expected volatility and expected life assumptions. To understand the impact of changes in these assumptions on the fair value of an option, the company performs sensitivity analyses. Holding all other variables constant, if the expected volatility assumption used in valuing the stock options granted in 2008 was increased by 100 basis points (i.e., one percent), the fair value of a stock option relating to one share of common stock would increase by approximately 4%, from $11.85 to $12.28. Holding all other variables constant (including the expected volatility assumption), if the expected life assumption used in valuing the stock options granted in 2008 was increased by one year, the fair value of a stock option relating to one share of common stock would increase by approximately 9%, from $11.85 to $12.95.

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

The company is not able to estimate the probability of actual results differing from expected results, but believes the company’s assumptions are appropriate, based upon the requirements of SFAS No. 123-R and the company’s historical and expected future experience.

Hedging Activities
As further discussed in Note 7 and in the Financial Instrument Market Risk section above, the company uses derivative instruments to hedge certain risks. As Baxter operates on a global basis, there is a risk to earnings associated with foreign exchange relating to the company’s recognized assets and liabilities and forecasted transactions denominated in foreign currencies. Compliance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (SFAS No. 133) as amended, and the company’s hedging policies require the company to make judgments regarding the probability of anticipated hedged transactions. In making these estimates and assessments of probability, the company analyzes historical trends and expected future cash flows and plans. The estimates and assumptions used are consistent with the company’s business plans. If the company were to make different assessments of probability or make the assessments during a different fiscal period, the company’s results of operations for a given period would be different.

NEW ACCOUNTING STANDARDS

SFAS No. 141-R
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141-R). The new standard changes the accounting for business combinations in a number of significant respects. The key changes include the expansion of transactions that will qualify as business combinations, the capitalization of IPR&D as an indefinite-lived asset, the recognition of certain acquired contingent assets and liabilities at fair value, the expensing of acquisition costs, the expensing of costs associated with restructuring the acquired company, the recognition of contingent consideration at fair value on the acquisition date, and the recognition of post-acquisition date changes in deferred tax asset valuation allowances and acquired income tax uncertainties as income tax expense or benefit. SFAS No. 141-R is effective for business combinations that close in years beginning on or after December 15, 2008, with early adoption prohibited. The company will adopt this standard at the beginning of 2009.

SFAS No. 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (SFAS No. 160). The new standard changes the accounting and reporting of noncontrolling interests, which have historically been referred to as minority interests. SFAS No. 160 requires that noncontrolling interests be presented in the consolidated balance sheets within shareholders’ equity, but separate from the parent’s equity, and that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented in the consolidated statements of income. Any losses in excess of the noncontrolling interest’s equity interest will continue to be allocated to the noncontrolling interest. Purchases or sales of equity interests that do not result in a change of control will be accounted for as equity transactions. Upon a loss of control, the interest sold, as well as any interest retained, will be measured at fair value, with any gain or loss recognized in earnings. In partial acquisitions, when control is obtained, the acquiring company will recognize, at fair value, 100% of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with early adoption prohibited. The new standard will be applied prospectively, except for the presentation and

Management’s Discussion and Analysis

disclosure requirements, which will be applied retrospectively for all periods presented. This standard will result in a change in the presentation of noncontrolling interests, which totaled less than $75 million for the company at December 31, 2008, in the consolidated financial statements. The company will adopt this standard at the beginning of 2009.

SFAS No. 161
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS No. 161). The standard expands the disclosure requirements of SFAS No. 133 and requires qualitative disclosures about the objectives and strategies for using derivatives, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The company will adopt this disclosures standard beginning in the first quarter of 2009.

FSP FAS No. 132(R)-1
In December 2008, the FASB issued FSP FAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP expands the disclosure requirements relating to pension and other postretirement benefits to require enhanced disclosures about how investment allocation decisions are made and the investment policies and strategies that support those decisions, major categories of plan assets, the input and valuation techniques used in measuring plan assets at fair value, and significant concentrations of credit risk within plan assets. The company will adopt this disclosures standard beginning with its year-end 2009 consolidated financial statements.

CERTAIN REGULATORY MATTERS

The company began to hold shipments of COLLEAGUE infusion pumps in July 2005, and continues to hold shipments of new pumps in the United States. Following a number of Class I recalls (recalls at the highest priority level for the FDA) relating to the performance of the pumps, as well as the seizure litigation described in Note 11, the company entered into a Consent Decree in June 2006 outlining the steps the company must take to resume sales of new pumps in the United States. Additional Class I recalls related to remediation and repair and maintenance activities were addressed by the company in 2007. The Consent Decree provides for reviews of the company’s facilities, processes and controls by the company’s outside expert, followed by the FDA. In December 2007, following the outside expert’s review, the FDA inspected and remains in a dialogue with the company with respect to observations from its inspection as well as the validation of modifications to the pump required to be completed in order to secure approval for recommercialization. As discussed in Note 5, the company has recorded a number of charges in connection with its COLLEAGUE infusion pumps. It is possible that additional charges related to COLLEAGUE may be required in future periods, based on new information, changes in estimates, and modifications to the current remediation plan as a result of ongoing dialogue with the FDA.

The company received a Warning Letter from the FDA in March 2005 regarding observations, primarily related to dialysis equipment, that arose from the FDA’s inspection of the company’s manufacturing facility located in Largo, Florida. During 2007, the FDA re-inspected the Largo manufacturing facility and, in a follow-up regulatory meeting, indicated that a number of observations remain open.

In the first quarter of 2008, the company identified an increasing level of allergic-type and hypotensive adverse reactions occurring in patients using its heparin sodium injection products in the United States. The company initiated a field corrective action with respect to the products; however, due to users’ needs for the products, the company and the FDA concluded that public health considerations warranted permitting selected dosages of the products to remain in distribution for use where medically necessary until alternate sources became available in the quarter, at which time the company’s products were removed from distribution.

While the company continues to work to resolve the issues described above, there can be no assurance that additional costs or civil and criminal penalties will not be incurred, that additional regulatory actions with respect to the company will not occur, that the company will not face civil claims for damages from purchasers or users, that substantial additional charges or significant asset impairments may not be required, that sales of any other product may not be adversely affected, or that additional legislation or regulation will not be introduced that may adversely affect the company’s operations. Please see “Item 1A. Risk Factors” in the company’s Form 10-K for the year ended December 31, 2008 for additional discussion of regulatory matters.

Management’s Discussion and Analysis

FORWARD-LOOKING INFORMATION

This annual report includes forward-looking statements, including statements with respect to accounting estimates and assumptions, future litigation outcomes, the company’s efforts to remediate its infusion pumps and other regulatory matters, expectations with respect to restructuring programs (including expected cost savings), strategic plans, product mix, promotional efforts, geographic expansion, sales and pricing forecasts, expectations with respect to business development activities, the divestiture of low margin businesses, potential developments with respect to credit and credit ratings, interest expense in 2009, estimates of liabilities, ongoing tax audits and related tax provisions, deferred tax assets, future pension plan expense, expectations with respect to the company’s exposure to foreign currency risk, the company’s internal R&D pipeline, future capital and R&D expenditures, the sufficiency of the company’s financial flexibility and the adequacy of credit facilities and reserves, the effective tax rate in 2009, expected revenues from the Fenwal transition services agreements, and all other statements that do not relate to historical facts. The statements are based on assumptions about many important factors, including assumptions concerning:

•	demand for and market acceptance risks for new and existing products, such as ADVATE and IGIV, and other therapies;

•	the company’s ability to identify business development and growth opportunities for existing products and to exit low-margin businesses or products;

•	product quality or patient safety issues, leading to product recalls, withdrawals, launch delays, sanctions, seizures, litigation, or declining sales, including with respect to the company’s heparin products;

•	future actions of regulatory bodies and other government authorities that could delay, limit or suspend product development, manufacturing or sale or result in seizures, injunctions, monetary sanctions or criminal or civil liabilities, including any sanctions available under the Consent Decree entered into with the FDA concerning the COLLEAGUE and SYNDEO pumps;

•	foreign currency fluctuations, particularly due to reduced benefits from the company’s natural hedges and limitations on the ability to cost-effectively hedge resulting from the recent financial market and currency volatility;

•	fluctuations in the balance between supply and demand with respect to the market for plasma protein products;

•	reimbursement policies of government agencies and private payers;

•	product development risks, including satisfactory clinical performance, the ability to manufacture at appropriate scale, and the general unpredictability associated with the product development cycle;

•	the ability to enforce the company’s patent rights or patents of third parties preventing or restricting the company’s manufacture, sale or use of affected products or technology;

•	the impact of geographic and product mix on the company’s sales;

•	the impact of competitive products and pricing, including generic competition, drug reimportation and disruptive technologies;

•	inventory reductions or fluctuations in buying patterns by wholesalers or distributors;

•	the availability and pricing of acceptable raw materials and component supply;

•	global regulatory, trade and tax policies;

•	any changes in law concerning the taxation of income, including income earned outside the United States;

•	actions by tax authorities in connection with ongoing tax audits;

•	the company’s ability to realize the anticipated benefits of restructuring initiatives;

•	change in credit agency ratings;

•	any impact of the commercial and credit environment on the company and its customers;

•	continued developments in the market for transfusion therapies products and Fenwal’s ability to execute with respect to the acquired business; and

•	other factors identified elsewhere in this report and other filings with the Securities and Exchange Commission, including those factors described under the caption “Item 1A. Risk Factors” in the company’s Form 10-K for the year ended December 31, 2008, all of which are available on the company’s website.

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

We performed an assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on that assessment under the framework in Internal Control-Integrated Framework, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2008. The effectiveness of the company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Robert L. Parkinson, Jr. Chairman of the Board and Chief Executive Officer	Robert M. Davis Corporate Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Baxter International Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholder’s equity and comprehensive income present fairly, in all material respects, the financial position of Baxter International Inc. and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the company changed the manner in which it accounts for uncertain tax positions in 2007 and for defined pension and other postretirement plans in 2006 and 2008.

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

PricewaterhouseCoopers LLP
Chicago, Illinois
February 19, 2009

Consolidated Balance Sheets

as of December 31 (in millions, except share information)		2008	2007
Current Assets	Cash and equivalents	$2,131	$2,539
	Accounts and other current receivables	1,980	2,026
	Inventories	2,361	2,334
	Short-term deferred income taxes	251	261
	Prepaid expenses and other	425	395

	Total current assets	7,148	7,555

Property, Plant and Equipment, Net		4,609	4,487

Other Assets	Goodwill	1,654	1,690
	Other intangible assets, net	390	455
	Other	1,604	1,107

	Total other assets	3,648	3,252

	Total assets	$15,405	$15,294

Current Liabilities	Short-term debt	$388	$45
	Current maturities of long-term debt and lease obligations	6	380
	Accounts payable and accrued liabilities	3,241	3,387

	Total current liabilities	3,635	3,812

Long-Term Debt and Lease Obligations		3,362	2,664

Other Long-Term Liabilities		2,179	1,902

Commitments and Contingencies

Shareholders’ Equity	Common stock, $1 par value, authorized 2,000,000,000 shares, issued 683,494,944 shares in 2008 and 2007	683	683
	Common stock in treasury, at cost, 67,501,988 shares in 2008 and 49,857,061 shares in 2007	(3,897)	(2,503)
	Additional contributed capital	5,533	5,297
	Retained earnings	5,795	4,379
	Accumulated other comprehensive loss	(1,885)	(940)

	Total shareholders’ equity	6,229	6,916

	Total liabilities and shareholders’ equity	$15,405	$15,294

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

years ended December 31 (in millions, except per share data)		2008	2007	2006
Operations	Net sales	$12,348	$11,263	$10,378
	Costs and expenses
	Cost of goods sold	6,218	5,744	5,641
	Marketing and administrative expenses	2,698	2,521	2,282
	Research and development expenses	868	760	614
	Restructuring charge	—	70	—
	Net interest expense	76	22	34
	Other expense, net	37	32	61

	Total costs and expenses	9,897	9,149	8,632

	Income from continuing operations before income taxes	2,451	2,114	1,746
	Income tax expense	437	407	348

	Income from continuing operations	2,014	1,707	1,398
	Loss from discontinued operations	—	—	(1)

	Net income	$2,014	$1,707	$1,397

Per Share Data	Earnings per basic common share
	Continuing operations	$3.22	$2.65	$2.15
	Discontinued operations	—	—	—

	Net income	$3.22	$2.65	$2.15

	Earnings per diluted common share
	Continuing operations	$3.16	$2.61	$2.13
	Discontinued operations	—	—	—

	Net income	$3.16	$2.61	$2.13

	Weighted-average number of common shares outstanding
	Basic	625	644	651
	Diluted	637	654	656

	Cash dividends declared per common share	$0.913	$0.720	$0.582

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

years ended December 31 (in millions) (brackets denote cash outflows)		2008	2007	2006
Cash Flows from	Net income	$2,014	$1,707	$1,397
Operations	Adjustments
	Depreciation and amortization	631	581	575
	Deferred income taxes	280	126	8
	Stock compensation	146	136	94
	Realized excess tax benefits from stock compensation	(112)	—	(29)
	Infusion pump charges	125	—	76
	Impairment and restructuring charges	31	70	—
	Average wholesale pricing litigation charge	—	56	—
	Acquired in-process and collaboration research and development	19	61	—
	Other	51	(5)	34
	Changes in balance sheet items
	Accounts and other current receivables	(98)	(278)	(16)
	Inventories	(163)	(211)	(35)
	Accounts payable and accrued liabilities	(239)	1	30
	Restructuring payments	(50)	(27)	(42)
	Other	(120)	88	91

	Cash flows from operations	2,515	2,305	2,183

Cash Flows from Investing Activities	Capital expenditures (including additions to the pool of equipment placed with or leased to customers of $146 in 2008, $166 in 2007 and $124 in 2006)	(954)	(692)	(526)
	Acquisitions of and investments in businesses and technologies	(99)	(112)	(5)
	Divestitures and other	60	499	189

	Cash flows from investing activities	(993)	(305)	(342)

Cash Flows from	Issuances of debt	671	584	751
Financing Activities	Payments of obligations	(950)	(635)	(1,294)
	Increase in debt with original maturities of three months or less, net	200	—	—
	Cash dividends on common stock	(546)	(704)	(364)
	Proceeds and realized excess tax benefits from stock issued under employee benefit plans	680	639	272
	Other issuances of stock	—	—	1,249
	Purchases of treasury stock	(1,986)	(1,855)	(737)

	Cash flows from financing activities	(1,931)	(1,971)	(123)

Effect of Foreign Exchange Rate Changes on Cash and Equivalents		1	25	(74)

(Decrease) Increase in Cash and Equivalents		(408)	54	1,644

Cash and Equivalents at Beginning of Year		2,539	2,485	841

Cash and Equivalents at End of Year		$2,131	$2,539	$2,485

Other supplemental information
Interest paid, net of portion capitalized		$159	$119	$108
Income taxes paid		$247	$304	$296

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

	2008		2007		2006
as of and for the years ended December 31 (in millions)	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Beginning of year	683	$683	683	$683	648	$648
Common stock issued	—	—	—	—	35	35

End of year	683	683	683	683	683	683

Common Stock in Treasury
Beginning of year	50	(2,503)	33	(1,433)	24	(1,150)
Purchases of common stock	32	(1,986)	34	(1,855)	18	(737)
Stock issued under employee benefit plans and other	(14)	592	(17)	785	(9)	454

End of year	68	(3,897)	50	(2,503)	33	(1,433)

Additional Contributed Capital
Beginning of year		5,297		5,177		3,867
Common stock issued		—		—		1,214
Stock issued under employee benefit plans and other		236		120		96

End of year		5,533		5,297		5,177

Retained Earnings
Beginning of year		4,379		3,271		2,430
Net income		2,014		1,707		1,397
Cash dividends declared on common stock		(571)		(463)		(380)
Stock issued under employee benefit plans and other		—		(136)		(176)
Adjustment to change measurement date pursuant to SFAS No. 158, net of tax benefit of ($15)		(27)		—		—

End of year		5,795		4,379		3,271

Accumulated Other Comprehensive Loss
Beginning of year		(940)		(1,426)		(1,496)
Other comprehensive (loss) income		(957)		486		305
Adjustment to initially apply SFAS No. 158, net of tax benefit of ($117)		—		—		(235)
Adjustment to change measurement date pursuant to SFAS No. 158, net of tax expense of $8		12		—		—

End of year		(1,885)		(940)		(1,426)

Total shareholders’ equity		$6,229		$6,916		$6,272

Comprehensive Income
Net income		$2,014		$1,707		$1,397
Currency translation adjustments, net of tax (benefit) expense of ($125) in 2008, $89 in 2007 and ($14) in 2006		(356)		247		227
Hedges of net investments in foreign operations, net of tax benefit of ($19) in 2008, ($27) in 2007 and ($33) in 2006		(33)		(48)		(93)
Other hedging activities, net of tax expense of $2 in 2008, $6 in 2007 and $8 in 2006		25		23		19
Marketable equity securities, net of tax benefit of ($1) in each of 2008, 2007 and 2006		(2)		(2)		—
Pension and other employee benefits, net of tax (benefit) expense of ($319) in 2008 and $144 in 2007		(591)		266		—
Additional minimum pension liability, net of tax expense of $87 in 2006		—		—		152

Other comprehensive (loss) income		(957)		486		305

Total comprehensive income		$1,057		$2,193		$1,702

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Baxter International Inc. (Baxter or the company) develops, manufactures and markets products that save and sustain the lives of people with hemophilia, immune disorders, infectious diseases, kidney disease, trauma, and other chronic and acute medical conditions. As a global, diversified healthcare company, Baxter applies a unique combination of expertise in medical devices, pharmaceuticals and biotechnology to create products that advance patient care worldwide. The company operates in three segments, which are described in Note 12.

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

Discontinued Operations
In 2002, management decided to divest certain businesses, principally the majority of the services businesses included in the Renal segment. The results of operations of these businesses are reported as discontinued operations. In 2006, net revenues relating to the discontinued operations were insignificant, and the divestiture plan was completed.

Revenue Recognition
The company recognizes revenues from product sales and services when earned. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectibility is reasonably assured. For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. The shipping terms for the majority of the company’s revenue arrangements are FOB destination. The recognition of revenue is delayed if there are significant post-delivery obligations, such as training, installation or customer acceptance. In certain circumstances, the company enters into arrangements in which it commits to provide multiple elements to its customers. In these cases, total revenue is first allocated among the elements based on the estimated fair values of the individual elements, then recognized for each element in accordance with the principles described above. Fair values are generally determined based on sales of the individual elements to other third parties. Provisions for discounts, rebates to customers, chargebacks to wholesalers and returns are provided for at the time the related sales are recorded, and are reflected as a reduction of net sales.

Allowance for Doubtful Accounts
In the normal course of business, the company provides credit to its customers, performs credit evaluations of these customers and maintains reserves for potential credit losses. In determining the amount of the allowance for doubtful accounts, the company considers, among other items, historical credit losses, the past due status of receivables, payment histories and other customer-specific information. Receivables are written off when the company determines they are uncollectible. Credit losses, when realized, have been within the range of the company’s allowance for doubtful accounts. The allowance for doubtful accounts was $103 million at December 31, 2008 and $134 million at December 31, 2007.

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

Cash and Equivalents
Cash and equivalents include cash, certificates of deposit and money market funds with an original maturity of three months or less.

Inventories

as of December 31 (in millions)	2008	2007

Raw materials	$600	$624
Work in process	737	710
Finished goods	1,024	1,000

Inventories	$2,361	$2,334

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs, and market value for work in process and finished goods is based on net realizable value. The inventory amounts above are stated net of reserves for excess and obsolete inventory, which totaled $247 million at December 31, 2008 and $212 million at December 31, 2007.

Notes to Consolidated Financial Statements

Property, Plant and Equipment, Net

as of December 31 (in millions)	2008	2007

Land	$154	$148
Buildings and leasehold improvements	1,743	1,758
Machinery and equipment	5,425	5,319
Equipment with customers	916	946
Construction in progress	783	653

Total property, plant and equipment, at cost	9,021	8,824
Accumulated depreciation and amortization	(4,412)	(4,337)

Property, plant and equipment, net (PP&E)	$4,609	$4,487

Depreciation and amortization expense is calculated using the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from three to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility lease (including any renewal periods, if appropriate) or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes. Depreciation and amortization expense was $553 million in 2008, $501 million in 2007 and $488 million in 2006. Repairs and maintenance expense was $242 million in 2008, $227 million in 2007 and $215 million in 2006.

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

Research and Development
Research and development (R&D) costs are expensed as incurred. Acquired in-process and collaboration R&D (IPR&D) is the value assigned to acquired technology or products under development which have not received regulatory approval and have no alternative future use. Valuations are generally completed using a discounted cash flow analysis, incorporating the stage of completion. The most significant estimates and assumptions inherent in a discounted cash flow analysis include the amount and timing of projected future cash flows, the discount rate used to measure the risks inherent in the future cash flows, the assessment of the asset’s life cycle, and the competitive and other trends impacting the asset, including consideration of technical, legal, regulatory, economic and other factors. Each of these factors can significantly affect the value of the IPR&D.

Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the related asset, and are classified as intangible assets.

Impairment Reviews
Goodwill
Goodwill is not amortized, but is subject to an impairment review annually and whenever indicators of impairment exist. An impairment would occur if the carrying amount of a reporting unit exceeded the fair value of that reporting unit. The company measures goodwill for impairment based on its reportable segments, which are BioScience, Medication Delivery and Renal. An impairment charge would be recorded for the difference between the carrying value and the present value of estimated future cash flows, which represents the estimated fair value of the reporting unit.

Other Long-Lived Assets
The company reviews the carrying amounts of long-lived assets other than goodwill for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Examples of such a change in circumstances include a significant decrease in market price, a significant adverse change in the extent or manner in which an asset is being used, or a significant adverse change in the legal or business climate. In evaluating recoverability, the company groups assets and liabilities at the lowest level such that the identifiable cash flows relating to the group are largely independent of the cash flows of other assets and liabilities. The company then compares the carrying amounts of the assets or asset groups with the related estimated undiscounted future cash flows. In the event impairment exists, an impairment charge would be recorded as the amount by which the carrying amount of the asset or asset group exceeds the fair value. Depending on the asset and the availability of information, fair value may be determined by reference to estimated selling values of assets in similar condition, or by using a discounted cash flow model. In addition, the remaining amortization period for the impaired asset would be reassessed and, if necessary, revised.

Earnings Per Share
The numerator for both basic and diluted earnings per share (EPS) is net income. The denominator for basic EPS is the weighted-average number of common shares outstanding during the period. The dilutive effect of outstanding employee stock options, performance share units, restricted stock units, restricted stock and the purchase contracts in the company’s equity units (which were settled in February 2006) is reflected in the denominator for diluted EPS using the treasury stock method. Refer to Note 6 for further information regarding the company’s equity units.

The following is a reconciliation of basic shares to diluted shares.

years ended December 31 (in millions)	2008	2007	2006

Basic shares	625	644	651
Effect of dilutive securities
Employee stock options	10	9	4
Performance share units and other	2	1	1

Diluted shares	637	654	656

Notes to Consolidated Financial Statements

The computation of diluted EPS excludes employee stock options to purchase 8 million, 11 million and 36 million shares in 2008, 2007 and 2006, respectively, because the assumed proceeds were greater than the average market price of the company’s common stock, resulting in an anti-dilutive effect on diluted EPS.

Shipping and Handling Costs
Shipping costs, which are costs incurred to physically move product from Baxter’s premises to the customer’s premises, are classified as marketing and administrative expenses. Handling costs, which are costs incurred to store, move and prepare products for shipment, are classified as cost of goods sold. Approximately $237 million in 2008, $231 million in 2007 and $224 million in 2006 of shipping costs were classified in marketing and administrative expenses.

Income Taxes
Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting based on enacted tax laws and rates. The company maintains valuation allowances unless it is more likely than not that all or a portion of the deferred tax asset will be realized. With respect to uncertain tax positions, the company determines whether the position is more likely than not to be sustained upon examination, based on the technical merits of the position. Any tax position that meets the more-likely-than-not recognition threshold is measured and recognized in the consolidated financial statements at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The liability relating to uncertain tax positions is classified as current in the consolidated balance sheets to the extent the company anticipates making a payment within one year. Interest and penalties associated with income taxes are classified in the income tax expense line in the consolidated statements of income.

Foreign Currency Translation
Currency translation adjustments (CTA) related to foreign operations are principally included in other comprehensive income (OCI). For foreign operations in highly inflationary economies, translation gains and losses are included in other income or expense, and are not material.

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

as of December 31 (in millions)	2008	2007	2006

CTA	$(30)	$326	$79
Hedges of net investments in foreign operations	(757)	(724)	(676)
Pension and other employee benefits	(1,134)	(555)	(821)
Other hedging activities	39	14	(9)
Marketable equity securities	(3)	(1)	1

Accumulated other comprehensive loss	$(1,885)	$(940)	$(1,426)

Derivatives and Hedging Activities
All derivative instruments subject to Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting For Derivative Instruments and Hedging Activities” (SFAS No. 133) and its amendments are recognized in the consolidated balance sheets at fair value.

For a derivative instrument that is designated and effective as a cash flow hedge, the gain or loss on the derivative is accumulated in AOCI and then recognized in earnings consistent with the underlying hedged item. Cash flow hedges are classified in other expense, net, cost of goods sold and net interest expense, and primarily relate to a hedge of U.S. Dollar-denominated debt issued by a foreign subsidiary, forecasted intercompany sales denominated in foreign currencies and anticipated issuances of debt, respectively.

For a derivative instrument that is designated and effective as a fair value hedge, the gain or loss on the derivative is recognized immediately to earnings, and offsets the gain or loss on the underlying hedged item. Fair value hedges are classified in net interest expense, as they hedge the interest rate risk associated with certain of the company’s fixed-rate debt.

For a derivative or nonderivative instrument that is designated and effective as a hedge of a net investment in a foreign operation, the gain or loss is recorded in OCI, with any hedge ineffectiveness recorded immediately in net interest expense. As with CTA, upon sale or liquidation of an investment in a foreign entity, the amount attributable to that entity and accumulated in AOCI would be removed from AOCI and reported as part of the gain or loss in the period during which the sale or liquidation of the investment occurs.

Changes in the fair value of derivative instruments not designated as hedges are reported directly to earnings. Undesignated derivative instruments are recorded in other income or expense (forward agreements) or net interest expense (cross-currency interest-rate swap agreements). The company does not hold any instruments for trading purposes.

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

Notes to Consolidated Financial Statements

Derivatives are classified in the consolidated balance sheets in other assets or other liabilities, as applicable, and are classified as short-term or long-term based on the scheduled maturity of the instrument.

Derivatives, including those that are not designated as a hedge under SFAS No. 133, are principally classified in the operating section of the consolidated statements of cash flows, in the same category as the related consolidated balance sheet account. Cross-currency swap agreements that included a financing element at inception were classified in the financing section of the consolidated statements of cash flows when settled. Cross-currency swap agreements that did not include a financing element at inception were classified in the operating section.

Reclassifications
Certain reclassifications have been made to conform prior period consolidated financial statements and notes to the current period presentation.

New Accounting Standards
Refer to Note 7 for information on the company’s partial adoption of SFAS No. 157, “Fair Value Measurements” (SFAS No. 157) and the adoption of SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (SFAS No. 159) in 2008. Refer to Note 9 for information on the company’s December 31, 2006 adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS No. 158) and the December 31, 2008 change in measurement date for its defined benefit pension and other postemployment benefit (OPEB) plans. Refer to Note 10 for information on the company’s adoption of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN No. 48) in 2007.

SFAS No. 141-R
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141-R). The new standard changes the accounting for business combinations in a number of significant respects. The key changes include the expansion of transactions that will qualify as business combinations, the capitalization of IPR&D as an indefinite-lived asset, the recognition of certain acquired contingent assets and liabilities at fair value, the expensing of acquisition costs, the expensing of costs associated with restructuring the acquired company, the recognition of contingent consideration at fair value on the acquisition date, and the recognition of post-acquisition date changes in deferred tax asset valuation allowances and acquired income tax uncertainties as income tax expense or benefit. SFAS No. 141-R is effective for business combinations that close in years beginning on or after December 15, 2008, with early adoption prohibited. The company will adopt this standard at the beginning of 2009.

SFAS No. 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (SFAS No. 160). The new standard changes the accounting and reporting of noncontrolling interests, which have historically been referred to as minority interests. SFAS No. 160 requires that noncontrolling interests be presented in the consolidated balance sheets within shareholders’ equity, but separate from the parent’s equity, and that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented in the consolidated statements of income. Any losses in excess of the noncontrolling interest’s equity interest will continue to be allocated to the noncontrolling interest. Purchases or sales of equity interests that do not result in a change of control will be accounted for as equity transactions. Upon a loss of control, the interest sold, as well as any interest retained, will be measured at fair value, with any gain or loss recognized in earnings. In partial acquisitions, when control is obtained, the acquiring company will recognize, at fair value, 100% of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with early adoption prohibited. The new standard will be applied prospectively, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. This standard will result in a change in the presentation of noncontrolling interests, which totaled less than $75 million for the company at December 31, 2008, in the consolidated financial statements. The company will adopt this standard at the beginning of 2009.

SFAS No. 161
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS No. 161). The standard expands the disclosure requirements of SFAS No. 133 and requires qualitative disclosures about the objectives and strategies for using derivatives, quantitative disclosures about the fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The company will adopt this disclosures standard beginning in the first quarter of 2009.

FSP FAS No. 132(R)-1
In December 2008, the FASB issued FASB Staff Position (FSP) FAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP expands the disclosure requirements relating to pension and other postretirement benefits to require enhanced disclosures about how investment allocation decisions are made and the investment policies and strategies that support those decisions, major categories of plan assets, the input and valuation techniques used in measuring benefit plan assets at fair value, and significant concentrations of credit risk within plan assets. The company will adopt this disclosures standard beginning with its year-end 2009 consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE 2

SUPPLEMENTAL FINANCIAL INFORMATION

Goodwill and Other Intangible Assets
Goodwill
The following is a summary of the activity in goodwill by business segment.

		Medication
(in millions)	BioScience	Delivery	Renal	Total

December 31, 2006	$579	$898	$141	$1,618
Divestiture of Transfusion Therapies business	(12)	—	—	(12)
Other	20	50	14	84

December 31, 2007	587	948	155	1,690
Other	(2)	(31)	(3)	(36)

December 31, 2008	$585	$917	$152	$1,654

Refer to Note 3 for further information about the divestiture of the Transfusion Therapies (TT) business. The Other category in the table principally consists of foreign currency fluctuations and individually insignificant acquisitions.

Other Intangible Assets, Net
Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite useful lives are not material to the company. The following is a summary of the company’s intangible assets subject to amortization.

	Developed
	technology,
	including
(in millions)	patents	Other	Total

December 31, 2008
Gross other intangible assets	$777	$117	$894
Accumulated amortization	(444)	(67)	(511)

Other intangible assets, net	$333	$50	$383

December 31, 2007
Gross other intangible assets	$848	$130	$978
Accumulated amortization	(458)	(72)	(530)

Other intangible assets, net	$390	$58	$448

The amortization expense for intangible assets was $53 million in 2008, $57 million in 2007 and $56 million in 2006. At December 31, 2008, the anticipated annual amortization expense for intangible assets recorded as of December 31, 2008 is $51 million in 2009, $48 million in 2010, $44 million in 2011, $40 million in 2012 and $37 million in 2013.

Other Long-Term Assets

as of December 31 (in millions)		2008	2007

Deferred income taxes		$1,132	$689
Insurance receivables		58	77
Other long-term receivables		87	130
Other		327	211

Other long-term assets		$1,604	$1,107

Accounts Payable and Accrued Liabilities
as of December 31 (in millions)		2008	2007

Accounts payable, principally trade		$829	$920
Income taxes payable		255	333
Deferred income taxes		265	122
Common stock dividends payable		161	139
Employee compensation and withholdings		478	420
Property, payroll and certain other taxes		177	197
Other		1,076	1,256

Accounts payable and accrued liabilities		$3,241	$3,387

Other Long-Term Liabilities
as of December 31 (in millions)		2008	2007

Pension and other employee benefits		$1,595	$858
Net investment hedges		—	320
Litigation reserves		63	120
Other		521	604

Other long-term liabilities		$2,179	$1,902

Net Interest Expense
years ended December 31 (in millions)	2008	2007	2006

Interest costs	$165	$136	$116
Interest costs capitalized	(17)	(12)	(15)

Interest expense	148	124	101
Interest income	(72)	(102)	(67)

Net interest expense	$76	$22	$34

Other Expense, Net
years ended December 31 (in millions)	2008	2007	2006

Equity method investments and minority interests	$25	$27	$23
Foreign exchange	(29)	3	15
Legal settlements, net	—	9	8
Securitization and factoring arrangements	19	14	18
Impairment charge	31	—	—
Gain on sale of TT business, related charges and adjustments	(16)	(23)	—
Other	7	2	(3)

Other expense, net	$37	$32	$61

NOTE 3

SALE OF TRANSFUSION THERAPIES BUSINESS

On February 28, 2007, the company divested substantially all of the assets and liabilities of its TT business to an affiliate of TPG Capital, L.P. (TPG), which established the new company as Fenwal Inc. (Fenwal), for $540 million. This purchase price was subject to customary adjustments based upon the finalization of the net

Notes to Consolidated Financial Statements

assets transferred. Prior to the divestiture, the TT business was part of the BioScience segment. Under the terms of the sale agreement, TPG acquired the net assets of the TT business, including its product portfolio of manual and automated blood-collection products and storage equipment, as well as five manufacturing facilities located in Haina, Dominican Republic; La Chatre, France; Maricao and San German, Puerto Rico; and Nabeul, Tunisia. The decision to sell the TT net assets was based on the results of strategic and financial reviews of the company’s business portfolio, and allows the company to increase its focus and investment on businesses with more long-term strategic value to the company.

Under transition agreements, the company is providing manufacturing and support services to Fenwal for a period of time after divestiture, which varies based on the product or service provided and other factors, but generally approximates two years. Due to the company’s actual and expected significant continuing cash flows associated with this business, the company continued to include the results of operations of TT in the company’s results of continuing operations through the February 28, 2007 sale date. No facts or circumstances arose subsequent to the divestiture date that changed the initial expectation of significant continuing cash flows. TT business sales, which were reported in the BioScience segment, were $79 million in 2007 through the February 28 sale date and $516 million in 2006. Revenues associated with the manufacturing, distribution and other transition services provided by the company to Fenwal post-divestiture, which were $174 million in 2008 and $144 million in 2007, are reported at the corporate headquarters level and not allocated to a segment. Included in these revenues were $25 million and $23 million in 2008 and 2007, respectively, of deferred revenue related to these arrangements. As of December 31, 2008, deferred revenue that will be recognized in the future as the services under these arrangements are performed totaled $4 million.

The company recorded a gain on the sale of the TT business of $58 million during 2007. The net assets sold were $315 million, consisting of $149 million of current assets, $224 million of noncurrent assets and $58 million of liabilities. Cash proceeds were $473 million, representing the $540 million net of certain items, principally international receivables that were retained by the company post-divestiture. The gain on the sale was recorded net of transaction-related expenses and other costs of $36 million, and a $12 million allocation of a portion of BioScience segment goodwill. In addition, $52 million of the cash proceeds were allocated to the manufacturing, distribution and other transition agreements because these arrangements provide for below-market consideration for those services. In 2008, the company recorded an income adjustment to the gain of $16 million as a result of the finalization of the net assets transferred in the divestiture.

In connection with the TT divestiture, the company recorded a $35 million charge principally associated with severance and other employee-related costs. Reserve utilization through December 31, 2008 was $12 million. The reserve is expected to be substantially utilized by the end of 2009, and the company believes that the reserves are adequate. However, adjustments may be recorded in the future as the transition is completed.

The gain on the sale of the TT business and the related charges and adjustments in 2008 and 2007 were recorded in other expense, net on the consolidated statements of income. The amounts were reported at the corporate headquarters level and were not allocated to a segment.

NOTE 4

ACQUISITIONS OF AND INVESTMENTS IN BUSINESSES AND TECHNOLOGIES

In 2008 and 2007, cash outflows related to the acquisition of and investments in businesses and technologies totaled $99 million and $112 million, respectively. The following description includes acquisitions and investments entered into in 2008 and 2007 involving significant contingent milestone payments and a collaboration entered into in 2007 involving a call option permitting the company to acquire assets of a business.

Innocoll Pharmaceuticals Ltd.
In July 2008, the company entered into an in-licensing agreement with Innocoll Pharmaceuticals Ltd. (Innocoll), a division of Innocoll, Inc., granting Baxter exclusive rights to market and distribute Innocoll’s gentamicin surgical implant in the United States. The gentamicin surgical implant is a biodegradable, leave-behind antibiotic surgical sponge used as an adjunct (add-on) therapy for the prevention and treatment of surgical site infections. This BioScience segment arrangement included an up-front cash obligation of $12 million, which was expensed as IPR&D as the licensed technology had not received regulatory approval in the United States and had no alternative future use. The company will also contribute to the funding of Innocoll’s clinical trial costs. In addition, the company may be required to make additional payments of up to $89 million based on the successful completion of specified development, regulatory and sales milestones.

Nycomed Pharma AS
In December 2007, the company entered into an in-licensing agreement with Nycomed Pharma AS (Nycomed) that grants Baxter exclusive rights to market and distribute Nycomed’s TACHOSIL surgical patch in the United States. TACHOSIL is a fixed combination of a collagen patch coated with human thrombin and fibrinogen, which is used in a variety of surgical procedures to seal tissue and control bleeding. This BioScience segment arrangement included an up-front cash obligation of $10 million, which was expensed as IPR&D in 2007 as the licensed technology had not received regulatory approval in the United States and had no alternative future use. The payment was made in January 2008. The company may be required to make additional payments of up to $39 million based on the successful completion of specified development and sales milestones.

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

Notes to Consolidated Financial Statements

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

In connection with this Renal segment collaboration, the company purchased an option for $25 million to acquire the assets of HHD, and is reimbursing HHD for the R&D services performed by DEKA, as well as other of HHD’s costs associated with developing the home HD machine. Pursuant to the option agreement with HHD, as amended, the company can exercise the option at any time between the effective date of the agreement and the earlier of U.S. Food and Drug Administration (FDA) approval of the product for home use or June 30, 2011. The company may be required to pay $18 million in advance of the exercise of the option, as specified in the amended agreement. Upon exercise of the option, the company would pay an additional $16 million (or $34 million in total to exercise the option), as well as additional payments of up to approximately $5 million based on contractual relationships between HHD and third parties. The company estimates that FDA approval will be received toward the end of the option exercise period, with commercialization to immediately follow. Because the company is the primary beneficiary of the risks and rewards of HHD’s activities, the company is consolidating the financial results of HHD from the date of the option purchase.

HHD’s assets and technology have not yet received regulatory approval and no alternative future use has been identified. In conjunction with the execution of the option agreement with HHD and the related payment of $25 million, the company recognized a net IPR&D charge of $25 million in 2007. The project was principally valued through discounted cash flow analysis, utilizing the income approach, and was discounted at a 19% rate, which was considered commensurate with the project’s risks and stage of development. The most significant estimates and assumptions inherent in the discounted cash flow analysis include the amount and timing of projected future cash inflows, the amount and timing of projected costs to develop the IPR&D into a commercially viable product, the discount rate used to measure the risks inherent in the future cash flows, the assessment of the asset’s life cycle, and the competitive and other trends impacting the asset, including consideration of technical, legal, regulatory, economic and other factors. Assumed additional R&D expenditures prior to the date of product introduction totaled over $35 million. Material net cash inflows were forecasted in the valuation to commence in 2011. While there have been no significant changes in estimates, there is no assurance that the underlying assumptions used to prepare the discounted cash flow analysis will not change or that the timely completion of the project to commercial success will occur. Actual results may differ from the company’s estimates due to the inherent uncertainties associated with R&D projects.

MAAS Medical, LLC
In June 2007, the company acquired substantially all of the assets of MAAS Medical, LLC (MAAS Medical), a company that specializes in infusion systems technology. The acquisition expanded Baxter’s R&D capabilities, as the talent and technology acquired has been incorporated into Baxter’s R&D organization and applied in the development of infusion systems and related technologies within the Medication Delivery segment. The purchase price of $11 million was principally allocated to IPR&D, and expensed at the acquisition date. The IPR&D relates to products under development, which had not achieved regulatory approval and had no alternative future use. The company may be required to make additional payments of up to $13 million based on the successful completion of specified milestones, principally associated with the regulatory approval of products.

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

With respect to both of these arrangements with Halozyme, the company may be required to make additional payments of up to $62 million based on the successful completion of specified development and sales milestones, in addition to royalty payments on future sales of the related products.

NOTE 5

RESTRUCTURING AND OTHER CHARGES

Restructuring Charges
The following is a summary of restructuring charges recorded by the company in 2007 and 2004.

Notes to Consolidated Financial Statements

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

Restructuring Reserves
The following summarizes cash activity in the reserves related to the 2007 and 2004 restructuring charges.

	Employee-	Contractual
	related	and other
(in millions)	costs	costs	Total

2004 Charge	$212	$135	$347
Utilization and adjustments in 2004 and 2005	(167)	(87)	(254)

December 31, 2005	45	48	93
Utilization	(31)	(7)	(38)

December 31, 2006	14	41	55
2007 Charge	46	7	53
Utilization	(15)	(12)	(27)

December 31, 2007	45	36	81
Utilization	(20)	(22)	(42)

December 31, 2008	$25	$14	$39

Restructuring reserve utilization in 2008 totaled $42 million, with $14 million relating to the 2007 program and $28 million relating to the 2004 program. The 2007 and 2004 reserves are expected to be substantially utilized by the end of 2009. The company believes that the reserves are adequate. However, adjustments may be recorded in the future as the programs are completed.

Other Charges
The COLLEAGUE and SYNDEO infusion pump and heparin charges discussed below were classified in cost of goods sold in the company’s consolidated statements of income, and were included in the Medication Delivery segment’s pre-tax income. Actual costs relating to these matters may differ from the company’s estimates.

With respect to COLLEAGUE, the company remains in active dialogue with the FDA about various matters, including the company’s remediation plan and reviews of the company’s facilities, processes and quality controls by the company’s outside expert pursuant to the requirements of the company’s Consent Decree. The outcome of these discussions with the FDA is uncertain and may impact the nature and timing of the company’s actions and decisions with respect to the COLLEAGUE pump. The company’s estimates of the costs related to these matters are based on the current remediation plan and information currently available. It is possible that additional charges related to COLLEAGUE may be required in future periods, based on new information, changes in estimates, and modifications to the current remediation plan as a result of ongoing dialogue with the FDA.

While the company continues to work to resolve the issues associated with COLLEAGUE infusion pumps and its heparin products described below, there can be no assurance that additional costs or civil and criminal penalties will not be incurred, that additional regulatory actions with respect to the company will not occur, that the company will not face civil claims for damages from purchasers or users, that substantial additional charges or significant asset impairments may not be required, that sales of any other product may not be adversely affected, or that additional legislation or regulation will not be introduced that may adversely affect the company’s operations.

COLLEAGUE and SYNDEO Infusion Pumps
The company recorded charges and other costs of $125 million, $14 million, $94 million and $77 million in 2008, 2007, 2006 and 2005, respectively, related to issues associated with its COLLEAGUE and SYNDEO infusion pumps.

The company began to hold shipments of COLLEAGUE infusion pumps in July 2005, and continues to hold shipments of new pumps in the United States. Following a number of Class I recalls (recalls at the highest priority level for the FDA) relating to the performance of the pumps, as well as the seizure litigation described in Note 11, the company entered into a Consent Decree in June 2006 outlining the steps the company must take to resume sales of new pumps in the United States. Additional Class I recalls related to remediation and repair and maintenance activities were addressed by the company in 2007. The Consent Decree provides for reviews of the company’s facilities, processes and controls by the company’s outside expert, followed by the FDA. In December 2007, following the outside expert’s review, the FDA inspected and remains in a dialogue with the company with respect to observations from its inspection as well as the validation of modifications to the pump required to be completed in order to secure approval for recommercialization.

Included in the 2005 charge was $4 million relating to asset impairments and $73 million for cash costs, representing an estimate of the cash expenditures for the materials, labor and freight costs expected to be incurred to remediate the design issues. Included in the 2006 charge was $3 million relating to asset impairments and $73 million for cash costs, which related to additional customer accommodations and adjustments to the previously

Notes to Consolidated Financial Statements

established reserves for remediation costs based on further definition of the potential remediation requirements and the company’s experience remediating pumps outside of the United States. Also, in 2006, the company recorded an additional $18 million of expense, of which $7 million related to asset impairments and $11 million related to additional warranty and other commitments made to customers. The $14 million of costs recorded in 2007 represented changes in estimates relating to the previously established reserves for cash costs based on the company’s experience executing the remediation plan.

As a result of delays in the remediation plan, principally due to additional software modifications and validation and testing required to remediate the pumps, and other changes in the estimated costs to execute the remediation plan, the company recorded a charge associated with the COLLEAGUE infusion pump of $53 million in the first quarter of 2008. This charge consisted of $39 million for cash costs and $14 million principally relating to asset impairments. The reserve for cash costs principally related to customer accommodations, including extended warranties, and other costs associated with the delay in the recommercialization timeline.

In the third quarter of 2008, as a result of the company’s decision to upgrade the global pump base to a standard software platform and other changes in the estimated costs to execute the remediation plan, the company recorded a charge of $72 million. This charge consisted of $46 million for cash costs and $26 million principally relating to asset impairments and inventory used in the remediation plan. The reserve for cash costs primarily consisted of costs associated with the deployment of the new software and additional repair and warranty costs.

Reserves  The following summarizes cash activity in the company’s COLLEAGUE and SYNDEO infusion pump reserves through December 31, 2008.

(in millions)

Charges	$73
Utilization	(4)

December 31, 2005	69
Charges	84
Utilization	(42)

December 31, 2006	111
Utilization	(55)
Adjustments	14

December 31, 2007	70
Charges	85
Utilization	(40)

December 31, 2008	$115

The remaining infusion pump reserves are expected to be substantially utilized by 2010.

Heparin
In 2008, the company recorded a charge of $19 million related to the company’s recall of its heparin sodium injection products in the United States. During the first quarter of 2008, the company identified an increasing level of allergic-type and hypotensive adverse reactions occurring in patients using its heparin sodium injection products in the United States, and initiated a field corrective action with respect to these products. The charge was recorded in cost of goods sold and was included in the Medication Delivery segment’s pre-tax income.

Included in the charge were $14 million of asset impairments, primarily heparin inventory that will not be sold, and $5 million of cash costs related to the recall. The reserve for cash costs has been substantially utilized as of December 31, 2008.

The company’s sales of these heparin products totaled approximately $30 million in 2007.

CLEARSHOT Pre-Filled Syringes
During 2008, the company recorded a $31 million charge related to the company’s decision to discontinue its CLEARSHOT pre-filled syringe program based on management’s assessment of the market demand and expected profitability for this product. Substantially all of the charge related to asset impairments, principally to write off equipment used to manufacture the CLEARSHOT syringes. The charge was recorded in other expense, net on the consolidated statement of income, and was included in the Medication Delivery segment’s pre-tax income.

NOTE 6

DEBT, CREDIT FACILITIES, AND COMMITMENTS AND CONTINGENCIES

Debt Outstanding
At December 31, 2008 and 2007, the company had the following debt outstanding.

	Effective
as of December 31 (in millions)	interest rate	[1]	2008	[2]	2007	[2]

7.25% notes due 2008	7.3%		$—		$29
9.5% notes due 2008	9.5%		—		76
5.196% notes due 2008	5.2%		—		251
4.75% notes due 2010	4.0%		499		499
Variable-rate loan due 2010	1.1%		177		143
Variable-rate loan due 2012	0.9%		155		125
4.625% notes due 2015	4.8%		675		599
5.9% notes due 2016	6.0%		661		598
5.375% notes due 2018	5.0%		499		—
6.625% debentures due 2028	6.7%		154		155
6.25% notes due 2037	6.3%		499		499
Other	—		49		70

Total debt and capital lease obligations			3,368		3,044
Current portion			(6)		(380)

Long-term portion			$3,362		$2,664

[1]	Excludes the effect of related interest rate swaps, as applicable.

[2]	Book values include discounts, premiums and adjustments related to hedging instruments, as applicable.

In addition, as further discussed below, the company had short-term debt totaling $388 million at December 31, 2008 and $45 million at December 31, 2007.

Notes to Consolidated Financial Statements

Significant Debt Issuances, Repurchases and Redemptions
Significant Debt Issuances
In May 2008, the company issued $500 million of senior unsecured notes, maturing in June 2018 and bearing a 5.375% coupon rate. In December 2007, the company issued $500 million of senior unsecured notes, maturing in December 2037, and bearing a 6.25% coupon rate. In August 2006, the company issued $600 million of senior unsecured notes, maturing in September 2016 and bearing a 5.9% coupon rate. The notes are redeemable, in whole or in part, at the company’s option, subject to a make-whole redemption price. In addition, during 2008, the company issued commercial paper, of which $200 million was outstanding as of December 31, 2008, with a weighted-average interest rate of 2.55%.

The net proceeds were used for general corporate purposes, including the settlement of cross-currency swaps (including swaps originally designated as net investment hedges and mirror, or offsetting, swaps) and the repayment of outstanding indebtedness, as further described below. The debt instruments include certain covenants, including restrictions relating to the company’s creation of secured debt.

Repurchase of Notes Included in Equity Units
In 2002, the company issued equity units for $1.3 billion in an underwritten public offering. Each equity unit consisted of senior notes ($1.3 billion in total) that were scheduled to mature in February 2008, and a purchase contract. The purchase contracts obligated the holders to purchase between 35.0 and 43.4 million shares (based on a specified exchange ratio) of Baxter common stock in February 2006 for $1.3 billion.

As originally scheduled, in November 2005 the $1.3 billion of notes were remarketed, and the 3.6% annual interest rate was reset to 5.196%. At that time, the company purchased and retired $1.0 billion of the remarketed notes. In February 2008, the company repaid the remaining remarketed notes, which totaled approximately $250 million, upon their maturity.

In February 2006, the purchase contracts matured and Baxter issued approximately 35 million shares of Baxter common stock for $1.3 billion. The company used the cash proceeds from the settlement of the equity units purchase contracts to pay down its 5.75% notes, which approximated $780 million, upon their maturity in February 2006. The company used the remaining cash proceeds for stock repurchases and for other general corporate purposes.

Future Minimum Lease Payments and Debt Maturities

		Debt maturities
	Operating	and capital
as of and for the years ended December 31 (in millions)	leases	leases

2009	$147	$6
2010	122	683
2011	108	4
2012	94	159
2013	81	3
Thereafter	115	2,385

Total obligations and commitments	667	3,240
Interest on capital leases, discounts and premiums, and adjustments relating to hedging instruments	n/a	128

Long-term debt and lease obligations	$667	$3,368

Credit Facilities
The company had $2.1 billion of cash and equivalents at December 31, 2008. The company’s primary revolving credit facility has a maximum capacity of $1.5 billion and matures in December 2011. As of December 31, 2008, there were no outstanding borrowings under this facility. The company also maintains a Euro-denominated credit facility with a maximum capacity of approximately $410 million at December 31, 2008, which matures in January 2013. As of December 31, 2008, there was $164 million outstanding under this facility, with a weighted-average interest rate of 3.4%. The company’s facilities enable the company to borrow funds on an unsecured basis at variable interest rates, and contain various covenants, including a maximum net-debt-to-capital ratio. At December 31, 2008, the company was in compliance with the financial covenants in these agreements. The non-performance of any financial institution supporting either of the credit facilities would reduce the maximum capacity of these facilities by each institution’s respective commitment.

The company also maintains other credit arrangements, which totaled $409 million at December 31, 2008 and $421 million at December 31, 2007. Borrowings outstanding under these facilities totaled $24 million at December 31, 2008 and $45 million at December 31, 2007.

Leases
The company leases certain facilities and equipment under capital and operating leases expiring at various dates. The leases generally provide for the company to pay taxes, maintenance, insurance and certain other operating costs of the leased property. Most of the operating leases contain renewal options. Operating lease rent expense was $161 million in 2008, $157 million in 2007 and $146 million in 2006.

Other Commitments and Contingencies
Joint Development and Commercialization Arrangements
In the normal course of business, Baxter enters into joint development and commercialization arrangements with third parties, sometimes with companies in which the company has invested. The arrangements vary but generally provide that Baxter will receive certain rights to manufacture, market or distribute a specified technology or product under development in exchange for up-front

Notes to Consolidated Financial Statements

payments and contingent payments relating to the achievement of specified pre-clinical, clinical, regulatory approval or sales milestones. The company also has similar contingent payment arrangements relating to certain asset and business acquisitions. At December 31, 2008, the unfunded milestone payments under these arrangements totaled $843 million. This total excludes any contingent royalties. Based on the company’s projections, any contingent payments made in the future will be more than offset over time by the estimated net future cash flows relating to the rights acquired for those payments. The majority of the contingent payments relate to arrangements in the BioScience segment. Included in the total were contingent milestone payments of $241 million relating to the significant arrangements entered into during 2008 and 2007 that are discussed in Note 4. Aside from the items discussed in Note 4, significant collaborations relate to the development of hard and soft tissue-repair products to position the company to enter the orthobiologic market, the development of longer-acting forms of blood clotting proteins to treat hemophilia A and other arrangements.

Indemnifications
During the normal course of business, Baxter makes indemnities, commitments and guarantees pursuant to which the company may be required to make payments related to specific transactions. These include: (i) intellectual property indemnities to customers in connection with the use, sales or license of products and services; (ii) indemnities to customers in connection with losses incurred while performing services on their premises; (iii) indemnities to vendors and service providers pertaining to claims based on negligence or willful misconduct; and (iv) indemnities involving the representations and warranties in certain contracts. In addition, under Baxter’s Amended and Restated Certificate of Incorporation, and consistent with Delaware General Corporation Law, the company has agreed to indemnify its directors and officers for certain losses and expenses upon the occurrence of certain prescribed events. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum potential for future payments that the company could be obligated to make. To help address these risks, the company maintains various insurance coverages. Based on historical experience and evaluation of the agreements, the company does not believe that any significant payments related to its indemnifications will result, and therefore the company has not recorded any associated liabilities.

Legal Contingencies
Refer to Note 11 for a discussion of the company’s legal contingencies.

NOTE 7

FINANCIAL INSTRUMENTS AND RELATED FAIR VALUE MEASUREMENTS

Receivable Securitizations
Where economical, the company has entered into agreements with various financial institutions in which undivided interests in certain pools of receivables are sold. The securitized receivables have principally consisted of hardware lease receivables originated in the United States, and trade receivables originated in Europe and Japan. In November 2007, the company purchased the third party interest in the previously sold receivables under the European securitization agreement, resulting in a net cash outflow of $157 million, consisting of $225 million of receivables and $68 million of retained interests. The $157 million net cash outflow was classified as an investing activity in the consolidated statement of cash flows. Subsequent cash collections from customers relating to these receivables are also classified in the investing section of the consolidated statements of cash flows, and totaled $46 million and $161 million for the years ended December 31, 2008 and December 31, 2007, respectively. The European facility matured in November 2007 and was not renewed.

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

A subordinated interest in each securitized portfolio is generally retained by the company. The amount of the retained interests and the costs of certain of the securitization arrangements vary with the company’s credit ratings and other factors. The fair values of the retained interests are estimated taking into consideration both historical experience and current projections with respect to the transferred assets’ future credit losses. The key assumptions used when estimating the fair values of the retained interests include the discount rate (which generally averages approximately 5%), the expected weighted-average life (which averages approximately 9 months for lease receivables) and anticipated credit losses (which are expected to be immaterial). The subordinated interests retained in the transferred receivables are carried as assets in Baxter’s consolidated balance sheets, and totaled $7 million at December 31, 2008 and $22 million at December 31, 2007. An immediate 20% adverse change in these assumptions would not have a material impact on the fair value of the retained interests at December 31, 2008. These sensitivity analyses are hypothetical. Changes in fair value based on a 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in each assumption to the change in fair value may not be linear.

As detailed in the following table, the securitization arrangements resulted in net cash outflows of $3 million, $240 million (of which $225 million was classified as an investing activity and $15 million as an operating activity in the consolidated statement of cash flows) and $123 million in 2008, 2007 and 2006, respectively. A summary of the securitization activity is as follows.

Notes to Consolidated Financial Statements

as of and for the years ended December 31 (in millions)	2008	2007	2006

Sold receivables at beginning of year	$129	$348	$451
Proceeds from sales of receivables	467	1,395	1,405
Purchase of interest in receivables in the European securitization facility	—	(225)	—
Cash collections (remitted to the owners of the receivables)	(470)	(1,410)	(1,528)
Foreign exchange	28	21	20

Sold receivables at end of year	$154	$129	$348

Credit losses, net of recoveries, relating to the retained interests, and the net gains and losses relating to the sales of receivables were immaterial for each year.

Concentrations of Risk
The company invests excess cash in certificates of deposit or money market funds and diversifies the concentration of cash among different financial institutions. With respect to financial instruments, where appropriate, the company has diversified its selection of counterparties, and has arranged collateralization and master-netting agreements to minimize the risk of loss.

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

The company is primarily exposed to foreign currency risk related to recognized assets and liabilities, forecasted transactions and net assets denominated in the Euro, Japanese Yen, British Pound, Australian Dollar, Canadian Dollar and certain Latin American currencies. The company manages its foreign currency exposures on a consolidated basis, which allows the company to net exposures and take advantage of any natural offsets. In addition, the company uses derivative and nonderivative instruments to further reduce the exposure to foreign exchange. Gains and losses on the hedging instruments offset losses and gains on the hedged transactions to reduce the earnings and shareholders’ equity volatility resulting from foreign exchange. The recent financial market and currency volatility may reduce the benefits of the company’s natural hedges and limit the company’s ability to cost-effectively hedge these exposures.

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

Cash Flow Hedges
The company uses options, forwards and cross-currency swaps to hedge the foreign exchange risk to earnings relating to forecasted transactions denominated in foreign currencies and recognized assets and liabilities. The company periodically uses forward-starting interest rate swaps and treasury rate locks to hedge the risk to earnings associated with movements in interest rates relating to anticipated issuances of debt. Certain other firm commitments and forecasted transactions are also periodically hedged.

The following table summarizes net-of-tax activity in AOCI, a component of shareholders’ equity, related to the company’s cash flow hedges.

as of and for the years ended December 31 (in millions)	2008	2007	2006

Accumulated other comprehensive income (loss) balance at beginning of year	$14	$(9)	$(28)
Net income (loss) in fair value of derivatives during the year	93	(43)	(65)
Net (loss) income reclassified to earnings during the year	(68)	66	84

Accumulated other comprehensive income (loss) balance at end of year	$39	$14	$(9)

As of December 31, 2008, $43 million of deferred net after-tax gains on derivative instruments included in AOCI are expected to be recognized in earnings during the next 12 months, coinciding with when the hedged items are expected to impact earnings.

The maximum term over which the company has cash flow hedge contracts in place related to forecasted transactions at December 31, 2008 is 18 months.

Fair Value Hedges
The company uses interest rate swaps to convert a portion of its fixed-rate debt into variable-rate debt. These instruments hedge the company’s earnings from fluctuations in interest rates. No portion of the change in fair value of the company’s fair value hedges was ineffective during the three years ended December 31, 2008.

Hedges of Net Investments in Foreign Operations
In 2008, the company terminated its remaining net investment hedge portfolio and, as of December 31, 2008, no longer has any outstanding net investment hedges. The company historically hedged the net assets of certain of its foreign operations using a combination of foreign currency denominated debt and cross-currency swaps. The cross-currency swaps served as effective hedges for accounting purposes and reduced volatility in the company’s shareholders’ equity balance. In 2004, the company reevaluated its net investment hedge strategy and elected to reduce the use of these instruments as a risk management tool. In order to reduce financial risk and uncertainty through the maturity (or cash settlement) dates of the cross-currency swaps, the company executed offsetting, or mirror, cross-currency swaps relating to over half of the existing portfolio. As of the date of execution, these mirror swaps effectively fixed the net amount that the company would ultimately pay to settle the cross-currency swap agreements

Notes to Consolidated Financial Statements

subject to this strategy. After execution, as the market value of the fixed portion of the original portfolio changed, the market value of the mirror swaps changed by an approximately offsetting amount. The net after-tax losses related to net investment hedge instruments recorded in OCI were $33 million, $48 million and $93 million in 2008, 2007 and 2006, respectively.

In accordance with SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” when the cross-currency swaps are settled, the cash flows are reported within the financing section of the consolidated statement of cash flows. When the mirror swaps are settled, the cash flows are reported in the operating section of the consolidated statement of cash flows. Of the $528 million of net settlement payments in 2008, $540 million of cash outflows were included in the financing section and $12 million of cash inflows were included in the operating section. Of the $334 million of settlement payments in 2007, $303 million of cash outflows were included in the financing section and $31 million of cash outflows were included in the operating section. There were no settlements of cross-currency swaps or mirror swaps in 2006.

Other Foreign Currency Hedges
The company primarily uses forward contracts to hedge earnings from the effects of foreign exchange relating to certain of the company’s intercompany and third-party receivables and payables denominated in a foreign currency. These derivative instruments are generally not formally designated as hedges, and the change in fair value of the instruments, which substantially offsets the change in book value of the hedged items, is recorded directly to other income or expense.

Fair Value Measurements
The company partially adopted SFAS No. 157 on January 1, 2008. SFAS No. 157 clarifies the definition of fair value whenever another standard requires or permits assets or liabilities to be measured at fair value. Specifically, the standard clarifies that fair value should be based on the assumptions market participants would use when pricing the asset or liability, and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.

In February 2008, FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157” (FSP No. 157-2) was issued. FSP No. 157-2 defers the effective date of SFAS No. 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Examples of items within the scope of FSP No. 157-2 are nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods), and long-lived assets, such as PP&E and intangible assets measured at fair value for an impairment assessment under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The company’s January 1, 2009 adoption of SFAS No. 157 with respect to the items within the scope of FSP No. 157-2 is not expected to have a material impact on the company’s consolidated financial statements at the adoption date.

On January 1, 2008, the company adopted SFAS No. 159. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an instrument-by-instrument basis and is irrevocable. Entities electing the fair value option are required to recognize changes in fair value in earnings and to expense upfront costs and fees associated with the item for which the fair value option is elected. The new standard did not impact the company’s consolidated financial statements, as the company did not elect the fair value option for any instruments existing as of the adoption date. However, the company will evaluate the fair value measurement election with respect to financial instruments the company enters into in the future.

The fair value hierarchy under SFAS No. 157 consists of the following three levels:

•	Level 1 — Quoted prices in active markets that the company has the ability to access for identical assets or liabilities;

•	Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•	Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the company’s management about the assumptions market participants would use in pricing the asset or liability.

The following table summarizes the bases used to measure financial assets and liabilities that are carried at fair value on a recurring basis in the consolidated balance sheet.

		Basis of fair value measurement
		Quoted prices	Significant
		in active	other	Significant
		markets for	observable	unobservable
	Balance at	identical assets	inputs	inputs
(in millions)	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Assets
Foreign currency hedges	$148	$—	$148	$—
Interest rate hedges	140	—	140	—
Equity securities	14	14	—	—

Total assets	$302	$14	$288	$—

Liabilities
Foreign currency hedges	$77	$—	$77	$—
Interest rate hedges	43	—	43	—

Total liabilities	$120	$—	$120	$—

For assets that are measured using quoted prices in active markets, the fair value is the published market price per unit multiplied by the number of units held, without consideration of transaction costs. The majority of the derivatives entered into by the company are valued using internal valuation techniques as no quoted market prices exist for such instruments. The principal techniques used to value these instruments are discounted cash flow and Black-Scholes models. The key inputs, which are observable, depend on the type of derivative,

Notes to Consolidated Financial Statements

and include contractual terms, counterparty credit risk, interest rate yield curves, foreign exchange rates and volatility.

Book Values and Fair Values of Financial Instruments
In addition to the financial instruments that the company is required to recognize at fair value on the consolidated balance sheets, the company has certain financial instruments that are recognized at historical cost or some basis other than fair value. For these financial instruments, the following table provides the value recognized on the consolidated balance sheets and the approximate fair value. For 2008, the fair values are based upon the valuation guidance of SFAS No. 157.

	Book values		Approximate fair values
as of December 31 (in millions)	2008	2007	2008	2007

Assets
Long-term insurance receivables	$58	$77	$54	$75
Cost basis investments	20	8	20	8
Liabilities
Short-term debt	388	45	388	45
Current maturities of long-term debt and lease obligations	6	380	6	382
Other long-term debt and lease obligations	3,362	2,664	3,409	2,677
Long-term litigation liabilities	63	120	60	117

The estimated fair values of insurance receivables and long-term litigation liabilities were computed by discounting the expected cash flows based on currently available information, which in many cases does not include final orders or settlement agreements. The discount factors used in the calculations reflect the non-performance risk of the insurance providers and the company, respectively. The estimated fair values of current and long-term debt and lease obligations were computed by multiplying price by the notional amount of the respective debt instrument. Price is calculated using the stated terms of the respective debt instrument and yield curves commensurate with the company’s credit risk. The carrying values of all other financial instruments approximate their fair values due to the short-term maturities of these assets and liabilities.

NOTE 8

COMMON AND PREFERRED STOCK

Stock-Based Compensation
The company’s stock-based compensation generally includes stock options, performance share units (PSUs) (beginning in 2007), restricted stock units (to be settled in stock) (RSUs) and employee stock purchases. Shares issued relating to the company’s stock-based plans are generally issued out of treasury stock. As of December 31, 2008, approximately 34 million authorized shares are available for future awards under the company’s stock-based compensation plans. The following is a summary of the company’s significant stock compensation plans.

Stock Compensation Expense
Stock compensation expense recognized in the consolidated statements of income was $146 million, $136 million and $94 million in 2008, 2007 and 2006, respectively. The related tax benefit recognized was $46 million, $46 million and $31 million in 2008, 2007 and 2006, respectively.

Stock compensation expense is recorded at the corporate level and is not allocated to the segments. Approximately three-quarters of stock compensation expense is classified in marketing and administrative expenses, with the remainder classified in cost of goods sold and R&D expenses. Costs capitalized in the consolidated balance sheet at December 31, 2008 were not significant.

Stock compensation expense measured pursuant to SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123-R) is based on awards expected to vest, and therefore has been reduced by estimated forfeitures. SFAS No. 123-R requires forfeitures to be estimated at the time of grant and revised in subsequent periods, if necessary, if actual forfeitures differ from those estimates.

Stock Options
Stock options are granted to employees and non-employee directors with exercise prices at least equal to 100% of the market value on the date of grant. Beginning in 2007, stock options granted generally vest in one-third increments over a three-year period. Options granted prior to 2007 generally cliff-vest 100% three years from the grant date. Stock options granted to non-employee directors generally cliff-vest 100% one year from the grant date. Stock options granted typically have a contractual term of 10 years. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the substantive vesting period.

The fair value of stock options is determined using the Black-Scholes model. The weighted-average assumptions used in estimating the fair value of stock options granted during each year, along with the weighted-average grant date fair values, were as follows.

years ended December 31	2008	2007	2006

Expected volatility	24%	23%	28%
Expected life (in years)	4.5	4.5	5.5
Risk-free interest rate	2.4%	4.5%	4.7%
Dividend yield	1.5%	1.2%	1.5%
Fair value per stock option	$12	$13	$11

The company’s expected volatility assumption is based on an equal weighting of the historical volatility of Baxter’s stock and the implied volatility from traded options on Baxter’s stock. The expected life assumption is primarily based on the vesting terms of the stock option, historical employee exercise patterns and employee post-vesting termination behavior. The expected life for grants made after 2006 decreased primarily due to the above-mentioned change in vesting terms from three-year cliff vesting to vesting in one-third increments over a three-year period. The risk-free interest rate for the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield reflects historical experience as well as future expectations over the expected life of the option.

Notes to Consolidated Financial Statements

The following table summarizes stock option activity for the year ended December 31, 2008 and stock option information at December 31, 2008.

			Weighted-
			average
		Weighted-	remaining
		average	contractual	Aggregate
		exercise	term	intrinsic
(options and aggregate intrinsic values in thousands)	Options	price	(in years)	value

Outstanding at January 1, 2008	51,150	$40.90
Granted	7,673	58.32
Exercised	(13,374)	39.66
Forfeited	(1,422)	46.35

Outstanding at December 31, 2008	44,027	$44.13	5.9	$456,637

Vested or expected to vest as of December 31, 2008	42,680	$43.84	5.8	$452,732

Exercisable at December 31, 2008	23,993	$40.07	4.1	$328,094

The aggregate intrinsic value in the table above represents the difference between the exercise price and the company’s closing stock price on the last trading day of the year. The total intrinsic value of options exercised was $328 million, $294 million and $101 million in 2008, 2007 and 2006, respectively.

As of December 31, 2008, $89 million of unrecognized compensation cost related to stock options is expected to be recognized as expense over a weighted-average period of approximately 1.8 years.

PSUs
In 2007, the company restructured its stock compensation program for senior management to include PSUs with market-based conditions rather than RSUs in the company’s annual equity awards. This change reflects the company’s view that as senior management has more responsibility for the company’s performance, the payout of a portion of their equity awards should be completely “at-risk”. The company also changed the overall mix of stock compensation, from a weighting of 70% stock options and 30% RSUs, to 50% stock options and 50% PSUs. The mix of stock options was adjusted downward in order to reflect the market shift away from stock options in favor of alternative performance-based awards. Certain members of senior management received a one-time transitional award of RSUs in 2007 as part of their annual equity awards.

The payout resulting from the vesting of the PSUs is based on Baxter’s growth in shareholder value versus the growth in shareholder value of the healthcare companies in Baxter’s peer group during the three-year performance period commencing with the year in which the PSUs are granted. Depending on Baxter’s growth in shareholder value relative to the peer group, a holder of PSUs is entitled to receive a number of shares of common stock equal to a percentage, ranging from 0% to 200%, of the PSUs granted. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the substantive service period.

The fair value of PSUs is determined using a Monte Carlo model. A Monte Carlo model uses stock price volatility and other variables to estimate the probability of satisfying the market conditions and the resulting fair value of the award. The assumptions used in estimating the fair value of PSUs granted during each year, along with the fair values, were as follows.

years ended December 31	2008	2007

Expected volatility	20%	18%
Peer group volatility	12%-37%	13%-39%
Correlation of returns	0.12-0.40	0.09-0.34
Risk-free interest rate	1.9%	4.5%
Dividend yield	1.5%	1.2%
Fair value per PSU	$64	$64

The company granted approximately 650,000 and 780,000 PSUs in 2008 and 2007, respectively. Pre-tax unrecognized compensation cost related to all unvested PSUs of $35 million at December 31, 2008 is expected to be recognized as expense over a weighted-average period of 1.7 years.

RSUs
The company grants RSUs to key employees and non-employee directors. RSUs principally vest in one-third increments over a three-year period. However, awards for non-employee directors vest one year from the grant date. The grant-date fair value, adjusted for estimated forfeitures, is recognized as expense on a straight-line basis over the substantive vesting period. Prior to 2007, the company granted restricted stock to non-employee directors, which also vested one year from the grant date.

The fair value of RSUs is determined based on the number of shares granted and the quoted price of the company’s common stock on the date of grant.

The following table summarizes nonvested RSU activity for the year ended December 31, 2008.

		Weighted-average
	Shares or	grant-date
(shares and share units in thousands)	share units	fair value

Nonvested RSUs at January 1, 2008	1,131	$43.09
Granted	162	62.55
Vested	(594)	40.41
Forfeited	(44)	44.90

Nonvested RSUs at December 31, 2008	655	$50.19

As of December 31, 2008, $15 million of unrecognized compensation cost related to RSUs is expected to be recognized as expense over a weighted-average period of approximately 1.7 years. The weighted-average grant-date fair value of RSUs and restricted stock in 2008, 2007 and 2006 was $62.55, $52.41 and $39.10, respectively. The fair value of RSUs and restricted stock vested in 2008, 2007 and 2006 was $34 million, $26 million and $10 million, respectively.

Employee Stock Purchase Plans
Nearly all employees are eligible to participate in the company’s employee stock purchase plan (ESPP). Effective January 1, 2008,

Notes to Consolidated Financial Statements

the ESPP was amended and restated as a result of the company’s periodic reassessments of the nature and level of employee benefits.

For subscriptions beginning on or after January 1, 2008, the employee purchase price is 85% of the closing market price on the purchase date. For subscriptions that began on or after April 1, 2005 through the end of 2007, the employee purchase price was 95% of the closing market price on the purchase date.

Under SFAS No. 123-R, no compensation expense was recognized for subscriptions that began on or after April 1, 2005 through the end of 2007. The company is recognizing compensation expense relating to subscriptions beginning on or after January 1, 2008.

During 2008, 2007 and 2006, the company issued 726,709, 192,533 and 552,493 shares, respectively, under employee stock purchase plans. The number of shares under subscription at December 31, 2008 totaled approximately 930,000.

Realized Excess Income Tax Benefits and the Impact on the Statement of Cash Flows
Under SFAS No. 123-R, realized excess tax benefits associated with stock compensation are presented in the statement of cash flows as an outflow within the operating section and an inflow within the financing section. Realized excess tax benefits from stock-based compensation were $112 million in 2008 and $29 million in 2006. No income tax benefits were realized from stock-based compensation during 2007. The company is using the alternative transition method, as provided in FASB FSP No. 123(R)-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards,” for calculating the tax effects of stock-based compensation, and applies the tax law ordering approach.

Stock Repurchase Programs
As authorized by the board of directors, the company repurchases its stock from time to time depending upon the company’s cash flows, net debt level and current market conditions. The company purchased 32 million shares for $2.0 billion in 2008, 34 million shares for $1.9 billion in 2007 and 18 million shares for $737 million in 2006. At December 31, 2008, $1.2 billion remained available under the March 2008 board of directors’ authorization, which provides for the repurchase of up to $2.0 billion of the company’s common stock.

Issuance of Stock
Refer to Note 6 regarding the February 2006 issuance of approximately 35 million shares of common stock for $1.3 billion in conjunction with the settlement of the purchase contracts included in the company’s December 2002 issuance of equity units. The company used these proceeds to pay down maturing debt, for stock repurchases and for other general corporate purposes.

Cash Dividends
Beginning in 2007, the company converted from an annual to a quarterly dividend and increased the dividend by 15% on an annualized basis, to $0.1675 per share per quarter. In November 2007, the board of directors declared a quarterly dividend of $0.2175 per share ($0.87 per share on an annualized basis), representing an increase of 30% over the previous quarterly rate. In November 2008, the board of directors declared a quarterly dividend of $0.26 per share ($1.04 per share on an annualized basis), which was paid on January 6, 2009 to shareholders of record as of December 10, 2008. This dividend represented an increase of 20% over the previous quarterly rate of $0.2175 per share.

Other
The board of directors is authorized to issue up to 100 million shares of no par value preferred stock in series with varying terms as it determines. In March 1999, common shareholders received a dividend of one preferred stock purchase right (collectively, the Rights) for each share of common stock. As a result of the two-for-one split of the company’s common stock in May 2001, each outstanding share of common stock is now accompanied by one-half of one Right. The Rights may become exercisable at a specified time after (1) the acquisition by a person or group of 15% or more of the company’s common stock or (2) a tender or exchange offer for 15% or more of the company’s common stock. Once exercisable, the holder of each Right is entitled to purchase, upon payment of the exercise price, an amount of shares of the company’s common stock the aggregate market value of which equals two times the exercise price of the Rights. The Rights have a current exercise price of $275. The Rights are scheduled to expire on March 23, 2009, unless earlier redeemed by the company under certain circumstances at a price of $0.01 per Right. The company does not presently intend to extend the term of the Rights.

NOTE 9

RETIREMENT AND OTHER BENEFIT PROGRAMS

The company sponsors a number of qualified and nonqualified pension plans for its employees. The company also sponsors certain unfunded contributory healthcare and life insurance benefits for substantially all domestic retired employees.

Adoption of SFAS No. 158
The company adopted SFAS No. 158 on December 31, 2006. As discussed further below, the measurement date provisions of the standard were adopted on December 31, 2008. The standard requires companies to fully recognize the overfunded or underfunded status of each of its defined benefit pension and OPEB plans as an asset or liability in the consolidated balance sheet. The asset or liability equals the difference between the fair value of the plan’s assets and its benefit obligation. SFAS No. 158 has no impact on the amount of expense recognized in the consolidated statement of income.

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

Notes to Consolidated Financial Statements

is less than the plan’s estimated benefit payments over the next 12 months.

The net total after-tax decrease in AOCI in 2006 relating to defined benefit pension and OPEB plans was $83 million, consisting of a net-of-tax increase in OCI of $152 million relating to the adjustment of the additional minimum pension liability (AML) for the year and the above-mentioned decrease to the ending balance of AOCI of $235 million relating to the adoption of SFAS No. 158. Prior to the adoption of SFAS No. 158, if the accumulated benefit obligation (ABO) relating to a pension plan exceeded the fair value of the plan’s assets, the liability established for that pension plan was required to be at least equal to that excess. The AML that was required to be recorded to state the plan’s pension liability at this unfunded ABO amount was charged directly to OCI. In 2006, prior to recording the end-of-year adjustment associated with adopting SFAS No. 158, the company first recorded the current year adjustment of the AML. Both of these entries had no impact on the company’s results of operations for the year. Because SFAS No. 158 requires that the full funded status of pension plans be recorded in the consolidated balance sheet, the AML concept no longer existed as of December 31, 2006, and therefore no AML adjustment was recorded during 2007 or 2008.

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

As required by SFAS No. 158, on December 31, 2008, the company changed the measurement date for its defined benefit pension and OPEB plans from September 30 to December 31, the company’s fiscal year-end. The company elected to use the 15-month remeasurement approach pursuant to SFAS No. 158, whereby a net-of-tax decrease to retained earnings of $27 million was recognized on December 31, 2008 equal to three-fifteenths of the net cost determined for the period from September 30, 2007 to December 31, 2008. The adjustment resulted in a net-of-tax increase to AOCI of $12 million. The remaining twelve-fifteenths of the net cost was recognized as expense in 2008 as part of the net periodic benefit cost.

Reconciliation of Pension and OPEB Plan Obligations, Assets and Funded Status
The benefit plan information in the table below pertains to all of the company’s pension and OPEB plans, both in the United States and in other countries.

	Pension benefits		OPEB
as of and for the years ended December 31 (in millions)	2008	2007	2008	2007

Benefit obligations
Beginning of period	$3,307	$3,220	$479	$511
Effect of eliminating early measurement date	39	—	3	—
Service cost	86	86	5	6
Interest cost	202	185	30	30
Participant contributions	8	6	12	12
Actuarial loss (gain)	53	(98)	(17)	(46)
Benefit payments	(153)	(134)	(35)	(34)
Foreign exchange and other	(67)	42	—	—

End of period	3,475	3,307	477	479

Fair value of plan assets
Beginning of period	2,998	2,668	—	—
Effect of eliminating early measurement date	33	—	—	—
Actual return on plan assets	(744)	383	—	—
Employer contributions	287	47	23	22
Participant contributions	8	6	12	12
Benefit payments	(153)	(134)	(35)	(34)
Foreign exchange and other	(48)	28	—	—

End of period	2,381	2,998	—	—

Funded status
Funded status at end of period	(1,094)	(309)	(477)	(479)
Fourth quarter contributions and benefit payments	n/a	9	n/a	5

Net amount recognized at December 31	$(1,094)	$(300)	$(477)	$(474)

Amounts recognized in the consolidated balance sheets
Noncurrent asset	$7	$63	$—	$—
Current liability	(15)	(14)	(25)	(24)
Noncurrent liability	(1,086)	(349)	(452)	(450)

Net liability recognized at December 31	$(1,094)	$(300)	$(477)	$(474)

Notes to Consolidated Financial Statements

Accumulated Benefit Obligation Information
The pension obligation information in the table above represents the projected benefit obligation (PBO). The PBO incorporates assumptions relating to future compensation levels. The ABO is the same as the PBO except that it includes no assumptions relating to future compensation levels. The ABO relating to all of the company’s pension plans was $3.0 billion at both the 2008 and 2007 measurement dates.

The information in the funded status table above represents the totals for all of the company’s pension plans. The following is information relating to the individual plans in the funded status table above that have an ABO in excess of plan assets.

(in millions)	2008	2007

ABO	$3,017	$473
Fair value of plan assets	2,168	171

The following is information relating to the individual plans in the funded status table above that have a PBO in excess of plan assets (many of which also have an ABO in excess of assets, and are therefore also included in the table directly above).

(in millions)	2008	2007

PBO	$3,424	$736
Fair value of plan assets	2,323	365

Expected Net Pension and OPEB Plan Payments for the Next 10 Years
(in millions)	Pension benefits	OPEB

2009	$148	$25
2010	157	28
2011	174	30
2012	183	32
2013	196	33
2014 through 2018	1,188	183

Total expected net benefit payments for next 10 years	$2,046	$331

The expected net benefit payments above reflect the company’s share of the total net benefits expected to be paid from the plans’ assets (for funded plans) or from the company’s assets (for unfunded plans). The total expected OPEB benefit payments for the next ten years are net of approximately $57 million of expected federal subsidies relating to the Medicare Prescription Drug, Improvement and Modernization Act, including $3 million, $4 million, $5 million, $5 million and $6 million in each of the years 2009, 2010, 2011, 2012 and 2013, respectively.

Amounts Recognized in AOCI
As discussed above, with the adoption of SFAS No. 158 on December 31, 2006, the pension and OPEB plans’ gains or losses, prior service costs or credits, and transition assets or obligations not yet recognized in net periodic cost are recognized on a net-of-tax basis in AOCI. These amounts will be subject to amortization in net periodic benefit cost in the future. The following is a summary of the pre-tax losses included in AOCI at December 31, 2008 and December 31, 2007.

(in millions)	Pension benefits	OPEB

Actuarial loss	$1,674	$52
Prior service cost (credit) and transition obligation	4	(7)

Total pre-tax loss recognized in AOCI at December 31, 2008	$1,678	$45

Actuarial loss	$766	$72
Prior service cost (credit) and transition obligation	5	(10)

Total pre-tax loss recognized in AOCI at December 31, 2007	$771	$62

Refer to Note 1 for the net-of-tax balances included in AOCI as of each of the year-end dates relating to the company’s pension and OPEB plans. The total net-of-tax amount recorded in OCI relating to pension and OPEB plans during 2008 was $591 million (net of tax of $319 million), consisting of a $641 million charge (net of tax of $348 million) arising during the year and a $50 million credit (net of tax of $29 million) relating to the amortization of loss to earnings. The total net-of-tax amount recorded in OCI relating to pension and OPEB plans during 2007 was $266 million (net of tax of $144 million), consisting of a $200 million credit (net of tax of $106 million) arising during the year and a $66 million credit (net of tax of $38 million) relating to the amortization of loss to earnings. The activity related almost entirely to actuarial gains and losses. Activity relating to prior service costs and credits and transition obligations was insignificant.

Amounts Expected to be Amortized From AOCI to Net Periodic Benefit Cost in 2009
With respect to the AOCI balance at December 31, 2008, the following is a summary of the pre-tax amounts expected to be amortized to net periodic benefit cost in 2009.

(in millions)	Pension benefits	OPEB

Actuarial loss	$98	$1
Prior service cost (credit) and transition obligation	1	(3)

Total pre-tax amount expected to be amortized from AOCI to net pension and OPEB cost in 2009	$99	$(2)

Notes to Consolidated Financial Statements

Net Periodic Benefit Cost

years ended December 31 (in millions)	2008	2007	2006

Pension benefits
Service cost	$86	$86	$91
Interest cost	202	185	174
Expected return on plan assets	(230)	(216)	(199)
Amortization of net loss and other deferred amounts	79	97	117

Net periodic pension benefit cost	$137	$152	$183

OPEB
Service cost	$5	$6	$7
Interest cost	30	30	29
Amortization of net loss and other deferred amounts	—	5	6

Net periodic OPEB cost	$35	$41	$42

Weighted-Average Assumptions Used in Determining Benefit Obligations at the Measurement Date

	Pension benefits		OPEB
	2008	2007	2008	2007

Discount rate
U.S. and Puerto Rico plans	6.50%	6.35%	6.50%	6.30%
International plans	5.17%	5.10%	n/a	n/a
Rate of compensation increase
U.S. and Puerto Rico plans	4.50%	4.50%	n/a	n/a
International plans	3.57%	3.69%	n/a	n/a
Annual rate of increase in the per-capita cost	n/a	n/a	7.50%	8.00%
Rate decreased to	n/a	n/a	5.00%	5.00%
by the year ended	n/a	n/a	2014	2014

The assumptions above, which were used in calculating the December 31, 2008 measurement date benefit obligations, will be used in the calculation of net periodic benefit cost in 2009.

Weighted-Average Assumptions Used in Determining Net Periodic Benefit Cost

	Pension benefits			OPEB
	2008	2007	2006	2008	2007	2006

Discount rate
U.S. and Puerto Rico plans	6.35%	6.00%	5.75%	6.30%	6.00%	5.75%
International plans	5.10%	4.48%	4.12%	n/a	n/a	n/a
Expected return on plan assets
U.S. and Puerto Rico plans	8.50%	8.50%	8.50%	n/a	n/a	n/a
International plans	7.00%	7.50%	7.20%	n/a	n/a	n/a
Rate of compensation increase
U.S. and Puerto Rico plans	4.50%	4.50%	4.50%	n/a	n/a	n/a
International plans	3.69%	3.64%	3.46%	n/a	n/a	n/a
Annual rate of increase in the per-capita cost	n/a	n/a	n/a	8.00%	9.00%	10.00%
Rate decreased to	n/a	n/a	n/a	5.00%	5.00%	5.00%
by the year ended	n/a	n/a	n/a	2014	2011	2011

The company establishes the expected return on plan assets assumption primarily based on a review of historical compound average asset returns, both company-specific and relating to the broad market (based on the company’s asset allocation), as well as an analysis of current market and economic information and future expectations. The company plans to continue to use an 8.50% assumption for its U.S. and Puerto Rico plans for 2009.

Notes to Consolidated Financial Statements

Effect of a One-Percent Change in Assumed Healthcare Cost Trend Rate on the OPEB Plan

	One percent		One percent
	increase		decrease
years ended December 31 (in millions)	2008	2007	2008	2007

Effect on total of service and interest cost components of OPEB cost	$5	$5	$4	$4
Effect on OPEB obligation	$52	$56	$44	$47

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

Pension Plan Asset Allocations

		Allocation of plan
		assets at
		measurement date
	Target allocation ranges	2008	2007

Equity securities	65% to 75%	50%	71%
Fixed-income securities and other holdings	25% to 35%	50%	29%

Total	100%	100%	100%

As a result of recent company contributions to its pension plans, as well as investment performance, the pension plan assets have become over-allocated in fixed-income securities and other holdings. Given the recent volatility in the global financial markets, the investment committee has determined that the over-allocation of the pension plan assets in fixed-income securities and other holdings is appropriate at this time. A future reallocation of the pension plan assets within the targeted allocation ranges will occur based upon the guidelines of the investment committee.

Expected Pension and OPEB Plan Funding
The company’s funding policy for its pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that the company may determine to be appropriate considering the funded status of the plans, tax deductibility, the cash flows generated by the company, and other factors. Continued volatility in the global financial markets could have an unfavorable impact on future funding requirements. The company has no obligation to fund its principal plans in the United States and Puerto Rico in 2009. The company continually reassesses the amount and timing of any discretionary contributions. The company expects to make discretionary cash contributions to its pension plan in the United States of at least $100 million in 2009. The company expects to have net cash outflows relating to its OPEB plan of approximately $25 million in 2009.

The table below details the funded status percentage of the company’s pension plans as of December 31, 2008, including certain plans that are unfunded in accordance with the guidelines of the company’s funding policy outlined above.

	United States and Puerto Rico		International
	Qualified	Nonqualified	Funded	Unfunded
as of December 31, 2008 (in millions)	plans	plan	plans	plans	Total

Fair value of plan assets	$2,052	n/a	$329	n/a	$2,381
PBO	2,670	$139	470	$196	3,475
Funded status percentage	77%	n/a	70%	n/a	69%

The Pension Protection Act of 2006 (PPA) was signed into law on August 17, 2006. It is likely that the PPA will accelerate minimum funding requirements in the future.

Notes to Consolidated Financial Statements

Amendments to Defined Benefit Pension Plans
Certain of the company’s defined benefit pension plans have been amended in the three-year period ended December 31, 2008. In 2006 the company amended its U.S. qualified defined benefit pension plan and U.S. qualified defined contribution plan. Employees hired on or after January 1, 2007 receive a higher level of company contributions in the defined contribution plan but are not eligible to participate in the pension plan. Employees hired prior to January 1, 2007 who were not fully vested in the pension plan as of December 31, 2006 were required to elect to either continue their current participation in the pension and defined contribution plans, or to cease to earn additional service in the pension plan as of December 31, 2006 and participate in the higher level of company contributions in the defined contribution plan. There was no change to the plans for employees who were fully vested in the pension plan as of December 31, 2006.

In 2007 the company amended its Puerto Rico defined benefit pension plan. Employees hired on or after January 1, 2008 receive a higher level of company contributions in the defined contribution plan but are not eligible to participate in the pension plan.

These amendments did not result in a curtailment gain or loss, nor a remeasurement of the plans’ assets or obligations. The amendments reduce future pension cost as fewer employees will be covered by the plans, and increase future expense associated with the defined contribution plans due to the higher contribution for certain participants.

U.S. Defined Contribution Plan
Most U.S. employees are eligible to participate in a qualified defined contribution plan. Company contributions were $36 million in 2008, $26 million in 2007 and $23 million in 2006.

NOTE 10

INCOME TAXES

Income Before Income Tax Expense by Category

years ended December 31 (in millions)	2008	2007	2006

United States	$262	$96	$187
International	2,189	2,018	1,559

Income from continuing operations before income taxes	$2,451	$2,114	$1,746

Income Tax Expense
years ended December 31 (in millions)	2008	2007	2006

Current
United States
Federal	$—	$7	$3
State and local	2	1	26
International	155	273	311

Current income tax expense	157	281	340

Deferred
United States
Federal	174	196	6
State and local	29	24	(5)
International	77	(94)	7

Deferred income tax expense	280	126	8

Income tax expense	$437	$407	$348

Deferred Tax Assets and Liabilities
as of December 31 (in millions)		2008	2007

Deferred tax assets
Accrued expenses		$190	$332
Retirement benefits		549	245
Alternative minimum tax credit		71	71
Tax credits and net operating losses		433	463
Asset basis differences		46	14
Valuation allowances		(140)	(196)

Total deferred tax assets		1,149	929

Deferred tax liabilities
Subsidiaries’ unremitted earnings		159	273
Other		21	25

Total deferred tax liabilities		180	298

Net deferred tax asset		$969	$631

At December 31, 2008, the company had U.S. operating loss carryforwards totaling $23 million and foreign tax credit carryforwards totaling $145 million. The operating loss carryforwards expire between 2018 and 2027. The foreign tax credits principally expire in 2018. In 2007, the company generated a U.S. net operating loss in the amount of $189 million. During 2008, $19 million of the 2007 benefits from net operating losses were realized and recorded as windfall benefits from stock option exercises. The remaining benefits have not yet been realized and when realized will result in additions to the pool of windfall benefits from stock option exercises. At December 31, 2008, the company had foreign net operating loss carryforwards totaling $865 million. Of this amount, $292 million expires in 2009, $49 million expires in 2010, $19 million expires in 2011, $14 million expires in 2012, $24 million expires in 2013, $3 million expires in 2014, $43 million expires after 2014 and $421 million has no expiration date. Realization of these operating loss and tax credit carryforwards depends on generating sufficient taxable income in future periods. A valuation allowance of $140 million and $196 million was recorded at December 31, 2008 and December 31, 2007, respectively, to reduce the deferred tax assets associated with operating loss and tax credit carryforwards, as

Notes to Consolidated Financial Statements

well as amortizable assets in loss entities, because the company does not believe it is more likely than not that these assets will be fully realized prior to expiration.

The company will continue to evaluate the need for additional valuation allowances and, as circumstances change, the valuation allowance may change.

Income Tax Expense Reconciliation

years ended December 31 (in millions)	2008	2007	2006

Income tax expense at U.S. statutory rate	$858	$740	$611
Operations subject to tax incentives	(402)	(438)	(263)
State and local taxes	20	11	14
Foreign tax expense	(26)	25	35
Tax on repatriations of foreign earnings	14	82	86
Tax settlements	(23)	(19)	(135)
Valuation allowance reductions, net	(29)	(38)	—
Other factors	25	44	—

Income tax expense	$437	$407	$348

The company recognized income tax expense of $75 million during 2008 relating to certain 2008 and prior earnings outside the United States that were previously deemed indefinitely reinvested, of which $14 million related to earnings from years prior to 2008. In addition, the company recorded a tax benefit of $103 million to the CTA component of OCI during 2008 relating to earnings outside the United States that are not deemed indefinitely reinvested. The company will continue to evaluate whether to indefinitely reinvest earnings in certain foreign jurisdictions as it continues to analyze the company’s global financial structure. Currently, aside from the items mentioned above, management intends to continue to reinvest earnings in several jurisdictions outside of the United States for the foreseeable future, and therefore has not recognized U.S. income tax expense on these earnings. U.S. federal and state income taxes, net of applicable credits, on these foreign unremitted earnings of $5.7 billion as of December 31, 2008, would be approximately $1.7 billion. As of December 31, 2007 the foreign unremitted earnings and U.S. federal income tax amounts were $4.8 billion and $1.3 billion, respectively.

Effective Income Tax Rate
The effective income tax rate was 18% in 2008, 19% in 2007 and 20% in 2006. As detailed in the income tax expense reconciliation table above, the company’s effective tax rate differs from the U.S. federal statutory rate each year due to certain operations that are subject to tax incentives, state and local taxes, and foreign taxes that are different than the U.S. federal statutory rate. In addition, as discussed further below, the company’s effective income tax rate can be impacted in each year by discrete factors or events.

2008
The effective tax rate for 2008 was impacted by $29 million of valuation allowance reductions on net operating loss carryforwards in foreign jurisdictions due to profitability improvements, $8 million of income tax benefit related to the extension of R&D tax credits in the United States and $14 million of additional U.S. income tax expense related to foreign earnings which are no longer considered indefinitely reinvested outside of the United States because the company planned to remit these earnings to the United States in the foreseeable future.

2007
The effective tax rate for 2007 was impacted by a $38 million net reduction of the valuation allowance on net operating loss carryforwards primarily due to profitability improvements in a foreign jurisdiction, a $12 million reduction in tax expense due to legislation reducing corporate income tax rates in Germany, the extension of tax incentives, and the settlement of tax audits in jurisdictions outside of the United States. Partially offsetting these items was $82 million of U.S. income tax expense related to foreign earnings which are no longer considered indefinitely reinvested outside of the United States because the company planned to remit these earnings to the United States in the foreseeable future.

2006
In 2006, the company reached a favorable settlement with the Internal Revenue Service relating to the company’s U.S. federal tax audits for the years 2002 through 2005, resulting in a $135 million reduction of tax expense. In combination with this settlement, the company reorganized its Puerto Rico manufacturing assets and repatriated funds from other subsidiaries, resulting in tax expense of $113 million ($86 million related to the repatriations and $27 million included in the operations subject to tax incentives line in the table above). The effect of these items was the utilization and realization of deferred tax assets that were subject to valuation allowances, as well as a modest reduction in the company’s reserves for uncertain tax positions, resulting in a net $22 million benefit and minimal cash impact.

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

The company has historically classified interest and penalties associated with income taxes in the income tax expense line in the consolidated statements of income, and this treatment is unchanged under FIN No. 48. Interest and penalties recorded during 2008 and 2007 were not material, and are included in the table below. The liability recorded at December 31, 2008 and 2007 related to interest and penalties was $40 million and $35 million, respectively.

Notes to Consolidated Financial Statements

The following is a reconciliation of the company’s unrecognized tax benefits for the years ended December 31, 2008 and 2007.

(in millions)	2008	2007

Balance at January 1	$490	$481
Increase associated with tax positions taken during the current year	15	26
Increase associated with tax positions taken during a prior year	34	6
Settlements	(23)	(15)
Decrease associated with lapses in statutes of limitations	(7)	(8)

Balance at December 31	$509	$490

Of the gross unrecognized tax benefits, $437 million and $422 million were recognized as liabilities in the consolidated balance sheets as of December 31, 2008 and 2007, respectively.

None of the positions included in the liability for uncertain tax positions related to tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

Tax Incentives
The company has received tax incentives in Puerto Rico, Switzerland, and certain other taxing jurisdictions outside the United States. The financial impact of the reductions as compared to the U.S. federal statutory rate is indicated in the Income Tax Expense Reconciliation table above. The tax reductions as compared to the local statutory rate favorably impacted earnings per diluted share by $0.45 in 2008, $0.51 in 2007 and $0.29 in 2006. The Puerto Rico grant provides that the company’s manufacturing operations will be partially exempt from local taxes until the year 2013. The Switzerland grant provides the company’s manufacturing operations will be partially exempt from local taxes until the year 2014. The tax incentives in the other jurisdictions continue until at least 2011.

Examinations of Tax Returns
As of December 31, 2008, Baxter had ongoing audits in the United States, Austria, Canada, Germany, Italy, Switzerland and the United Kingdom, as well as bilateral Advance Pricing Agreement proceedings that the company voluntarily initiated between the U.S. government and the government of Switzerland with respect to intellectual property, product, and service transfer pricing arrangements. Baxter expects to settle these proceedings within the next 12 months. While the final outcome of these matters is inherently uncertain, the company believes it has made adequate tax provisions for all years subject to examination. There is a reasonable possibility that the ultimate settlements will be more or less than the amounts reserved for these unrecognized tax benefits.

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

In addition to the matters described below, the company remains subject to other potential administrative and legal actions. With respect to regulatory matters, these actions may lead to product recalls, injunctions to halt manufacture and distribution, and other restrictions on the company’s operations and monetary sanctions. With respect to intellectual property, the company may be exposed to significant litigation concerning the scope of the company’s and others’ rights. Such litigation could result in a loss of patent protection or the ability to market products, which could lead to a significant loss of sales, or otherwise materially affect future results of operations.

Patent Litigation
Sevoflurane Litigation
In September 2005, the U.S.D.C. for the Northern District of Illinois ruled that a patent owned by Abbott Laboratories and the Central Glass Company, U.S. Patent No. 5,990,176, was not infringed by Baxter’s generic version of sevoflurane. Abbott and Central Glass appealed and Baxter filed a cross-appeal as to the validity of the patent. In November 2006, the Court of Appeals for the Federal Circuit granted Baxter’s cross-appeal and held the patent invalid. Abbott’s motions to have that appeal re-heard were denied in January 2007.

In June 2005, Baxter filed suit in the High Court of Justice in London, England seeking revocation of the U.K. part of the related European patent and a declaration of non-infringement. In March 2007, the High Court ruled in Baxter’s favor, concluding that the U.K. portion of the European patent was invalid. In December 2008, the Board of Appeals for the European Patent Office similarly revoked this European patent in its entirety.

Related actions remain pending in the U.S., Japan and Colombia. Another patent infringement action against Baxter is pending in the U.S.D.C. for the Northern District of Illinois on a second patent owned by Abbott and Central Glass. Baxter has filed a motion asserting that judgment of non-infringement and invalidity should be entered based in part on findings made in the earlier case. In May 2005, Abbott and

Notes to Consolidated Financial Statements

Central Glass filed suit in the Tokyo District Court on a counterpart Japanese patent and in September 2006, the Tokyo District Court ruled in favor of Abbott and Central Glass on this matter. Baxter has appealed this decision. A parallel proceeding to revoke a second related Japanese patent is also pending. In 2007, Abbott brought a patent infringement action against Baxter in the Cali Circuit Court of Colombia based on a Colombian counterpart patent, and obtained an injunction preliminarily prohibiting the approval of Baxter’s generic sevoflurane in Colombia during the pendency of the infringement suit. In May 2008, the Court issued a decision maintaining the injunction, but suspending it during an appeal of the Court’s decision, which appeal is pending.

Peritoneal Dialysis Litigation
On October 16, 2006, Baxter Healthcare Corporation and DEKA Products Limited Partnership (DEKA) filed a patent infringement lawsuit against Fresenius Medical Care Holdings, Inc. and Fresenius USA, Inc. The complaint alleges that Fresenius’s sale of the Liberty Cycler peritoneal dialysis systems and related disposable items and equipment infringes nine U.S. patents owned by Baxter, as to which DEKA has granted Baxter an exclusive license in the peritoneal dialysis field. The case is pending in the U.S.D.C. for the Northern District of California with a trial anticipated in late 2009 or early 2010.

Hemodialysis Litigation
Since April 2003, Baxter has been pursuing a patent infringement action against Fresenius Medical Care Holdings, Inc. for infringement of certain Baxter patents. The patents cover Fresenius’ 2008K hemodialysis instrument. In 2007, the court entered judgment in Baxter’s favor holding the patents valid and infringed, and a jury assessed damages at $14 million for past sales only. On April 4, 2008, the U.S.D.C. for the Northern District of California granted Baxter’s motion for permanent injunction, and granted Baxter’s request for royalties on Fresenius’ sales of the 2008K hemodialysis machines during a nine-month transition period before the permanent injunction takes effect. The order also granted a royalty on disposables, which Fresenius has appealed. A decision is expected in the second quarter of 2009.

Other
In October 2004, a purported class action was filed in the U.S.D.C. for the Northern District of Illinois against Baxter and its current Chief Executive Officer and then current Chief Financial Officer and their predecessors for alleged violations of the Employee Retirement Income Security Act of 1974, as amended. Plaintiff alleges that these defendants, along with the Administrative and Investment Committees of the company’s 401(k) plans, breached their fiduciary duties to the plan participants by offering Baxter common stock as an investment option in each of the plans during the period of January 2001 to October 2004. In March 2006, the trial court certified a class of plan participants who elected to acquire Baxter common stock through the plans between January 2001 and the present. In April 2008, the Court of Appeals for the Seventh Circuit denied Baxter’s interlocutory appeal and upheld the trial court’s denial of Baxter’s motion to dismiss. Baxter has filed a motion for judgment on the pleadings. Fact discovery has been completed in this matter; expert discovery is ongoing.

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

In connection with the recall of heparin products in the United States described in Note 5, approximately 100 lawsuits, some of which are purported class actions, have been filed alleging that plaintiffs suffered various reactions to a heparin contaminant, in some cases resulting in fatalities. In June 2008, a number of these federal cases were consolidated in the U.S.D.C. for the Northern District of Ohio for pretrial case management under the Multi District Litigation rules. In September 2008, a number of state court cases were consolidated in Cook County, Illinois for pretrial case management. Discovery is ongoing.

The company is a defendant, along with others, in over 50 lawsuits brought in various state and U.S. federal courts, which allege that Baxter and other defendants reported artificially inflated average wholesale prices for Medicare and Medicaid eligible drugs. These cases have been brought by private parties on behalf of various purported classes of purchasers of Medicare and Medicaid eligible drugs, as well as by state attorneys general. A number of these cases were consolidated in the U.S.D.C. for the District of Massachusetts for pretrial case management under Multi District Litigation rules. In April 2008, the court preliminarily approved a class settlement resolving Medicare Part B claims and independent health plan claims against Baxter and others, which had previously been reserved for by the company. Final approval of this settlement is expected in April 2009. Remaining lawsuits against Baxter include a number of cases brought by state attorneys general and New York entities, which seek unspecified damages, injunctive relief, civil penalties, disgorgement, forfeiture and restitution. Various state and federal agencies are conducting civil investigations into the marketing and pricing practices of Baxter and others with respect to Medicare and Medicaid reimbursement. These investigations may result in additional cases being filed by various state attorneys general.

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

As of December 31, 2008, the company has been named as a defendant, along with others, in approximately 125 lawsuits filed in

Notes to Consolidated Financial Statements

various state and U.S. federal courts, seeking damages, injunctive relief and medical monitoring for claimants alleged to have contracted autism or attention deficit disorders as a result of exposure to vaccines for childhood diseases containing the preservative, thimerosal. These vaccines were formerly manufactured and sold by North American Vaccine, Inc., which was acquired by Baxter in June 2000, as well as by other companies.

NOTE 12

SEGMENT INFORMATION

Baxter operates in three segments, each of which is a strategic business that is managed separately because each business develops, manufactures and markets distinct products and services. The segments and a description of their products and services are as follows:

The BioScience business manufactures recombinant and plasma-based proteins to treat hemophilia and other bleeding disorders; plasma-based therapies to treat immune deficiencies, alpha 1-antitrypsin deficiency, burns and shock, and other chronic and acute blood-related conditions; products for regenerative medicine, such as biosurgery products and technologies used in adult stem-cell therapies; and vaccines. Prior to the divestiture of the TT business on February 28, 2007, the business also manufactured manual and automated blood and blood-component separation and collection systems.

The Medication Delivery business manufactures intravenous (IV) solutions and administration sets, premixed drugs and drug-reconstitution systems, pre-filled vials and syringes for injectable drugs, IV nutrition products, infusion pumps, and inhalation anesthetics, as well as products and services related to pharmacy compounding, drug formulation and packaging technologies.

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

Certain items are maintained at the corporate level (Corporate) and are not allocated to the segments. They primarily include most of the company’s debt and cash and equivalents and related net interest expense, certain foreign exchange fluctuations (principally relating to intercompany receivables, payables and loans denominated in a foreign currency) and the majority of the foreign currency and interest rate hedging activities, corporate headquarters costs, stock compensation expense, certain non-strategic investments and related income and expense, certain employee benefit plan costs, certain nonrecurring gains and losses, IPR&D charges, certain other charges (such as certain restructuring and litigation-related charges), deferred income taxes, certain litigation liabilities and related insurance receivables, and the revenues and costs related to the manufacturing, distribution and other transition agreements with Fenwal. All of the company’s Other revenues in the table below relate to the agreements with Fenwal. With respect to depreciation and amortization and expenditures for long-lived assets, the difference between the segment totals and the consolidated totals principally relate to assets maintained at Corporate.

Significant charges not allocated to a segment in 2008 included IPR&D charges of $12 million related to the company’s in-licensing agreement with Innocoll, as further discussed in Note 4, and $7 million related to the acquisition of certain technology applicable to the BioScience business. Significant charges not allocated to a segment in 2007 included a charge of $56 million related to the average wholesale pricing litigation, as further discussed in Note 11, a restructuring charge of $70 million, as further discussed in Note 5, and IPR&D charges totaling $61 million, as further discussed in Note 4.

Included in the Medication Delivery segment’s pre-tax income in 2008, 2007 and 2006 were $125 million, $14 million, and $94 million, respectively, of charges and costs relating to COLLEAGUE and SYNDEO infusion pumps and an impairment charge of $31 million in 2008 associated with the discontinuation of the CLEARSHOT pre-filled syringe program, as further discussed in Note 5.

Notes to Consolidated Financial Statements

Segment Information

		Medication
as of and for the years ended December 31 (in millions)	BioScience	Delivery	Renal	Other	Total

2008
Net sales	$5,308	$4,560	$2,306	$174	$12,348
Depreciation and amortization	177	271	115	68	631
Pre-tax income (loss)	2,173	586	314	(622)	2,451
Assets	4,344	5,051	1,613	4,397	15,405
Capital expenditures	298	352	134	170	954

2007
Net sales	$4,649	$4,231	$2,239	$144	$11,263
Depreciation and amortization	157	242	114	68	581
Pre-tax income (loss)	1,801	688	377	(752)	2,114
Assets	4,158	5,182	1,644	4,310	15,294
Capital expenditures	172	303	109	108	692

2006
Net sales	$4,396	$3,917	$2,065	$—	$10,378
Depreciation and amortization	181	219	122	53	575
Pre-tax income (loss)	1,473	559	368	(654)	1,746
Assets	4,194	4,599	1,541	4,352	14,686
Capital expenditures	129	244	106	47	526

Pre-Tax Income Reconciliation

years ended December 31 (in millions)	2008	2007	2006

Total pre-tax income from segments	$3,073	$2,866	$2,400
Unallocated amounts
Net interest expense	(76)	(22)	(34)
Certain foreign exchange fluctuations and hedging activities	57	(5)	(41)
Stock compensation	(146)	(136)	(94)
Restructuring charge	—	(70)	—
Average wholesale pricing litigation charge	—	(56)	—
IPR&D	(19)	(61)	—
Other Corporate items	(438)	(402)	(485)

Consolidated income from continuing operations before income taxes	$2,451	$2,114	$1,746

Assets Reconciliation

as of December 31 (in millions)	2008	2007

Total segment assets	$11,008	$10,984
Cash and equivalents	2,131	2,539
Deferred income taxes	1,383	950
Insurance receivables	87	85
PP&E, net	359	307
Other Corporate assets	437	429

Consolidated total assets	$15,405	$15,294

Geographic Information
Net sales are based on product shipment destination and assets are based on physical location.

years ended December 31 (in millions)	2008	2007	2006

Net sales
United States	$5,044	$4,820	$4,589
Europe	4,386	3,845	3,443
Latin America	1,001	950	866
Canada	473	424	373
Asia and other countries	1,444	1,224	1,107

Consolidated net sales	$12,348	$11,263	$10,378

Notes to Consolidated Financial Statements

as of December 31 (in millions)	2008	2007	2006

Total assets
United States	$6,765	$6,544	$7,204
Europe	5,935	6,358	5,170
Latin America	1,054	1,080	1,235
Canada	235	223	183
Asia and other countries	1,416	1,089	894

Consolidated total assets	$15,405	$15,294	$14,686

as of December 31 (in millions)	2008	2007	2006

PP&E, net
United States	$1,987	$1,838	$1,747
Austria	650	608	502
Other countries	1,972	2,041	1,980

Consolidated PP&E, net	$4,609	$4,487	$4,229

Significant Product Sales
The following is a summary of net sales as a percentage of consolidated net sales for the company’s principal product lines.

years ended December 31	2008	2007	2006

Recombinants	16%	15%	15%
PD Therapy	15%	16%	16%
Global Injectables[1]	13%	13%	14%
IV Therapies[2]	13%	12%	12%
Plasma Proteins[3]	10%	9%	8%
Antibody Therapy	10%	9%	8%

[1]	Primarily consists of the company’s enhanced packaging, premixed drugs, pharmacy compounding, pharmaceutical partnering business and generic injectables.

[2]	Principally includes IV solutions and nutritional products.

[3]	Includes plasma-derived hemophilia (FVII, FVIII, FIX and FEIBA), albumin and other plasma-based products.

NOTE 13

QUARTERLY FINANCIAL RESULTS AND MARKET FOR THE COMPANY’S STOCK (UNAUDITED)

	First	Second	Third	Fourth
years ended December 31 (in millions, except per share data)	quarter	quarter	quarter	quarter	Full year

2008
Net sales	$2,877	$3,189	$3,151	$3,131	$12,348
Gross profit	1,380	1,627	1,521	1,602	6,130
Net income[1]	429	544	472	569	2,014
Earnings per common share[1]
Basic	0.68	0.87	0.76	0.92	3.22
Diluted	0.67	0.85	0.74	0.91	3.16
Dividends declared	0.2175	0.2175	0.2175	0.26	0.9125
Market price
High	64.91	63.94	71.15	67.30	71.15
Low	55.41	59.33	63.83	48.50	48.50

2007
Net sales	$2,675	$2,829	$2,750	$3,009	$11,263
Gross profit	1,266	1,392	1,376	1,485	5,519
Net income[2]	403	431	395	478	1,707
Earnings per common share[2]
Basic	0.62	0.66	0.62	0.75	2.65
Diluted	0.61	0.65	0.61	0.74	2.61
Dividends declared	0.1675	0.1675	0.1675	0.2175	0.72
Market price
High	53.22	57.96	58.78	61.09	61.09
Low	46.33	52.80	50.16	55.30	46.33

[1]	The first quarter of 2008 included a $53 million charge related to COLLEAGUE infusion pumps. The third quarter of 2008 included a $72 million charge related to COLLEAGUE infusion pumps, a $31 million impairment charge associated with the discontinuation of the CLEARSHOT pre-filled syringe program and a $12 million IPR&D charge. Refer to Notes 4 and 5 for further information regarding these charges. The fourth quarter of 2008 included a $7 million IPR&D charge.

[2]	The second quarter of 2007 included a $70 million restructuring charge principally associated with the consolidation of certain commercial and manufacturing operations outside of the United States and an $11 million IPR&D charge. The third quarter of 2007 included a $56 million litigation charge and $35 million of IPR&D charges. The fourth quarter of 2007 included $15 million of IPR&D charges. Refer to Notes 4, 5 and 11 for further information regarding these charges.

Baxter common stock is listed on the New York, Chicago and SWX Swiss stock exchanges. The New York Stock Exchange is the principal market on which the company’s common stock is traded. At January 31, 2009, there were 48,869 holders of record of the company’s common stock.

Directors and Officers

Board of Directors

Walter E. Boomer
Former Chairman and Chief Executive Officer
Rogers Corporation

Blake E. Devitt
Former Senior Audit Partner and Director,
Pharmaceutical and Medical Device Industry Practice
Ernst & Young LLP

John D. Forsyth
Chairman and Chief Executive Officer
Wellmark Blue Cross and Blue Shield

Gail D. Fosler
President
The Conference Board

James R. Gavin III, M.D., Ph.D.
Chief Executive Officer and Chief Medical Officer
Healing Our Village, Inc.

Peter S. Hellman
Former President and Chief Financial and
Administrative Officer
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

Carlos Alonso
President, Latin America

Joy A. Amundson*
President, BioScience

Peter J. Arduini*
President, Medication Delivery

Michael J. Baughman
Controller

Robert M. Davis*
Chief Financial Officer

J. Michael Gatling*
Vice President, Manufacturing

John J. Greisch*
President, International

Robert J. Hombach
Treasurer

Gerald Lema
President, Asia Pacific

Susan R. Lichtenstein*
General Counsel

Jeanne K. Mason*
Vice President, Human Resources

Bruce McGillivray*
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

Annual Meeting
The 2009 Annual Meeting of Shareholders will be held on Tuesday, May 5, at 10:30 a.m. at the Chicago Cultural Center, located at 78 East Washington in Chicago, Illinois.

Transfer Agent and Registrar
Correspondence concerning Baxter International Inc. common stock holdings, lost or missing certificates or dividend checks, duplicate mailing or changes of address should be directed to:

Computershare Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
Telephone: (888) 359-8645
Hearing Impaired Telephone: (800) 952-9245
Website: www.computershare.com

Dividend Reinvestment
The company offers an automatic dividend-reinvestment program to all holders of Baxter International Inc. common stock. The company has appointed Computershare Trust Company, N.A. to administer the program.

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP, Chicago, IL

Information Resources
Please visit Baxter’s website for information on the company and its products and services.

Information regarding corporate governance at Baxter, including Baxter’s corporate governance guidelines, code of conduct, and the charters for the committees of Baxter’s board of directors, is available on Baxter’s website at www.baxter.com under “Corporate Governance” and in print upon request by writing to Baxter International Inc., Corporate Secretary, One Baxter Parkway, Deerfield, Illinois 60015-4633.

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

Form 10-K and Other Reports
A paper copy of the company’s Form 10-K for the year ended December 31, 2008, may be obtained without charge by writing to Baxter International Inc., Investor Relations, One Baxter Parkway, Deerfield, IL 60015-4633. A copy of the company’s Form 10-K and other filings with the U.S. Securities and Exchange Commission (SEC) may be obtained from the SEC’s website at www.sec.gov or the company’s website at www.baxter.com

Certifications
Baxter has filed certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the company’s public disclosure as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2008. Baxter’s Chief Executive Officer also has submitted to the New York Stock Exchange an annual certification stating that he is not aware of any violation by the company of the New York Stock Exchange corporate governance listing standards.

Trademarks
Baxter, Advate, Artiss, Aviva, Celvapan, Ceprotin, Clearshot, Colleague, Extraneal, Feiba, Flexbumin, Floseal, Gammagard, Homechoice, Homechoice Navia, Hylenex, Isolex, Kiovig, NeisVac-C, Nutrineal, Suprane, Syndeo, Tisseel, Tissucol, V-Link, Viaflex, Viaflo and VitalShield are trademarks of Baxter International Inc., its subsidiaries or affiliates. Coseal is a trademark of AngioTech International GmbH, used under license. Tachosil is a trademark of Nycomed Pharma, used under license. All other products or trademarks appearing herein are the property of their respective owners.

® Baxter International Inc., 2009. All rights reserved. References in this report to Baxter are intended to refer collectively to Baxter International Inc. and its U.S. and international subsidiaries.

Five-Year Summary of Selected Financial Data

as of or for the years ended December 31		2008	[1,6]	2007	[2,6]	2006	[3,6]	2005	[4,6]	2004	[5,6]

Operating Results	Net sales	$12,348		11,263		10,378		9,849		9,509
(in millions)	Income from continuing operations	$2,014		1,707		1,398		958		383
	Depreciation and amortization	$631		581		575		580		601
	Research and development expenses	$868		760		614		533		517

Balance Sheet and	Capital expenditures	$954		692		526		444		558
Cash Flow Information	Total assets	$15,405		15,294		14,686		12,727		14,147
(in millions)	Long-term debt and lease obligations	$3,362		2,664		2,567		2,414		3,933

Common Stock Information	Average number of common shares outstanding (in millions)[7]	625		644		651		622		614
	Income from continuing operations per common share
	Basic	$3.22		2.65		2.15		1.54		0.62
	Diluted	$3.16		2.61		2.13		1.52		0.62
	Cash dividends declared per common share	$0.913		0.720		0.582		0.582		0.582
	Year-end market price per common share	$53.59		58.05		46.39		37.65		34.54

Other Information	Total shareholder return[8]	(6.3%	)	26.8%		24.8%		10.7%		15.1%
	Common shareholders of record at year-end	48,492		47,661		49,097		58,247		61,298

[1]	Income from continuing operations included charges of $125 million relating to infusion pumps, an impairment charge of $31 million and charges totaling $19 million relating to acquired in-process and collaboration research and development (IPR&D).

[2]	Income from continuing operations included a restructuring charge of $70 million, a charge of $56 million relating to litigation and IPR&D charges of $61 million.

[3]	Income from continuing operations included a charge of $76 million relating to infusion pumps.

[4]	Income from continuing operations included a benefit of $109 million relating to restructuring charge adjustments, charges of $126 million relating to infusion pumps, and a charge of $50 million relating to the exit of hemodialysis instrument manufacturing.

[5]	Income from continuing operations included a restructuring charge of $543 million and other special charges of $289 million.

[6]	Refer to the notes to the consolidated financial statements for information regarding other charges and income items.

[7]	Excludes common stock equivalents.

[8]	Represents the total of (decline) appreciation in market price plus cash dividends declared on common shares.

Performance Graph

The following graph compares the change in Baxter’s cumulative total shareholder return on its common stock with the Standard & Poor’s 500 Composite Index and the Standard & Poor’s 500 Health Care Index as of December 31 of each year.